Form 20-F
period 2000-12-31
HYDROGENICS CORP
filed 2001-05-22
CIK 1119985

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                    FORM 20-F




(Mark One)

[ ] Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

                                       or

[X] Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2000

                                       or

[ ]       Transition report pursuant to Section 13 or 15(d) of the Securities
         Exchange Act of 1934

For the transition period from ________ to ________

                      Commission file number _____________

               HYDROGENICS CORPORATION - CORPORATION HYDROGENIQUE
             (Exact name of Registrant as specified in its charter)

                                     CANADA
                 (Jurisdiction of incorporation or organization)

           5985 MCLAUGHLIN ROAD, MISSISSAUGA, ONTARIO L5R 1B8, CANADA
                    (Address of principal executive offices)

              Securities registered or to be registered pursuant to
                           Section 12(b) of the Act:

                                      None

              Securities registered or to be registered pursuant to
                           Section 12(g) of the Act:

                           Common Shares, no par value

 Securities for which there is a reporting obligation pursuant to Section 15(d)
                    of the Act: Common Shares, no par value

  Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

                     35,560,000 Common Shares, no par value

         Indicate by check mark whether the registrant (1) has filed all reports required to be filed by

Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

         Yes     [X]       No [ ]

         Indicate by check mark which financial statement item the registrant has elected to follow.

         Item 17  []        Item 18    [X]

                           FORWARD-LOOKING STATEMENTS


         Statements in this annual report about our future results, levels of activity, performance, goals or achievements or other future events constitute forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in our forward-looking statements. These factors include, among others, those listed under "Risk Factors" or described elsewhere in this annual report.

         In some cases, one can identify forward-looking statements by our use of words such as "may," "will," "should," "could," "expects," "plans," "intends," "anticipates," "believes," "estimates," "predicts," "seeks," "strategy," "potential" or "continue" or the negative or other variations of these words, or other comparable words or phrases.

         Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements or other future events. We are under no duty to update any of our forward-looking statements after the date of this annual report, other than as required by law. One should not place undue reliance on forward-looking statements.

                                 EXCHANGE RATES


         As of May 11, 2001, the noon buying rate in New York City for cable transfers in Canadian dollars was Cdn.$1.00 equals U.S. $0.6450. The following table sets forth, for each period presented, the high and low exchange rates, the average of the exchange rates on the last day of each month during the period indicated, and the exchange rates at the end of the period indicated for one Canadian dollar expressed in U.S. dollars, based on the inverse of the noon buying rate for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York.


                                                          YEAR ENDED DECEMBER 31,
                                     1996            1997           1998            1999           2000
                                     ----            ----           ----            ----           ----
End of period...............       $0.7301         $0.6999         $0.6504        $0.6925         $0.6669
Average for period..........       $0.7329         $0.7198         $0.6714        $0.6744         $0.6732
High for period.............       $0.7513         $0.7467         $0.7105        $0.6925         $0.6969
Low for period..............       $0.7235         $0.6945         $0.6341        $0.6535         $0.6410

         Unless stated otherwise, all references to "$" or "U.S.$" in this annual report refer to United States dollars and all references to "Cdn.$" refer to Canadian dollars.


                 PRESENTATION OF FINANCIAL AND OTHER INFORMATION


         Unless we indicate otherwise, financial information in this annual report has been prepared in accordance with Canadian generally accepted accounting principles, or GAAP. Canadian GAAP differs in some significant respects from U.S. GAAP and thus our financial statements may not be comparable to the financial statements of U.S. companies. The principal differences as they apply to us are summarized in note 19 of our financial statements for the years ended December 31, 1999 and 2000 included elsewhere in this annual report.

         Our functional currency is the Canadian dollar. Effective December 31, 1999, we adopted the U.S. dollar as our reporting currency and the financial information included in this annual report for 1999 and prior years has been presented in U.S. dollars in accordance with a translation of convenience method using the exchange rate at December 31, 2000, as set forth in note 2 of our financial statements for the years ended December 31, 1999 and 2000. For periods subsequent to December 31, 2000, Canadian dollar amounts have been translated into U.S. dollars using the current rate method, as set forth in note 2 of our financial statements for the years ended December 31, 1999 and 2000.

                                TABLE OF CONTENTS

PART I                                                                                                                       PAGE

          ITEM 1.  Identity of Directors, Senior Management and Advisors................................................       1

          ITEM 2.  Offer Statistics and Expected Timetable..............................................................       1

          ITEM 3.  Key Information......................................................................................       1

          ITEM 4.  Information on the Company...........................................................................      14

          ITEM 5.  Operating and Financial Review and Prospects.........................................................      25

          ITEM 6.  Directors, Senior Management and Employees...........................................................      30

          ITEM 7.  Major Shareholders and Related Party Transactions....................................................      38

          ITEM 8.  Financial Information................................................................................      39

          ITEM 9.  The Offer and Listing................................................................................      40

          ITEM 10. Additional Information...............................................................................      41

          ITEM 11. Quantitative and Qualitative Disclosure About Market Risk............................................      49

          ITEM 12. Description of Securities Other than Equity Securities...............................................      49

PART II

          ITEM 13. Defaults, Dividend Arrearages and Delinquencies......................................................      49

          ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.........................      49

PART III

          ITEM 17. Financial Statements ................................................................................      51

          ITEM 18. Financial Statements.................................................................................      51

          ITEM 19. Exhibits ............................................................................................      51


                                     PART I


ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.

         A.       DIRECTORS AND SENIOR MANAGEMENT.

                  Not applicable.

         B.       ADVISERS.

                  Not applicable.

         C.       AUDITORS.

                  PricewaterhouseCoopers LLP
                  145 King Street West
                  Toronto, Ontario
                  Canada M5H 1V8

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

         Not Applicable.

ITEM 3.  KEY INFORMATION.

         A. SELECTED FINANCIAL DATA.

         Our financial statements are prepared in accordance with Canadian generally accepted accounting principles. These principles conform in all material respects with U.S. generally accepted accounting principles except as disclosed in note 19 to our financial statements for the years ended December 31, 1999 and 2000. The following selected financial data should be read with "Operating and Financial Review and Prospects" and our financial statements and notes appearing elsewhere in this annual report. The statements of operations data for the years ended December 31, 1998, 1999 and 2000, and the balance sheet data as of December 31, 1999 and 2000 are derived from our financial statements that have been audited by PricewaterhouseCoopers LLP, our independent auditors, which are included elsewhere in this annual report. The statement of operations data for the years ended December 31, 1995 and 1996 and the balance sheet data as of December 31, 1995, 1996 and 1997 are derived from our financial statements that have been audited by PricewaterhouseCoopers LLP that are not included in this annual report.

                                   PERIOD FROM
                                   OCTOBER 31,
                                       TO
                                   DECEMBER 31,                                 YEAR ENDED DECEMBER 31,
                                      1995              1996              1997              1998          1999              2000
                                                          (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS
    DATA:
Canadian GAAP:
Revenues                                   $2              $116              $97              $665         $2,674            $8,883
Cost of Revenues                           --                52               72               415          2,105             6,485
                                 ------------      ------------     ------------      ------------   ------------      ------------
Gross Profit                                2                64               25               250            569             2,398
                                 ------------      ------------     ------------      ------------   ------------      ------------

Operating expenses:
Selling, general and
     administrative                         2                17               28                89            534             2,069
Research and
     development                           --                41               (8)               45            162               775

Depreciation of
     capital assets                        --                 1                2                 3             18                99
                                 ------------      ------------     ------------      ------------   ------------      ------------


Total operating expenses                    2                59               22               137            714             2,934
                                 ------------      ------------     ------------      ------------   ------------      ------------


Income (loss) from
     operations                            --                 5                3               113           (145)             (545)
Other expenses                             --                --                1                 2             64             1,019
                                 ------------      ------------     ------------      ------------   ------------      ------------


Income (loss) before
     income taxes                          --                 5                2               111           (209)           (1,564)
Income tax expense                         --                 2                3                12             (1)              172
                                 ------------      ------------     ------------      ------------   ------------      ------------


Net income (loss)                          (0)                3               (1)               99           (208)           (1,736)
                                 ------------      ------------     ------------      ------------   ------------      ------------

Basic and fully diluted
earnings (loss) per share              $(0.00)            $0.00           $(0.01)            $0.01         $(0.01)           $(0.08)
                                 ============      ============     ============      ============   ============      ============


Shares used in computing basic
and fully diluted earnings
(loss) per share                   19,687,500        19,687,500       19,687,500        19,687,500     19,687,500        22,341,370
                                 ============      ============     ============      ============   ============      ============


Pro forma earnings (loss)
     per share..............                                                                           $    (0.01)
                                                                                                     ============

U.S. GAAP:
Revenues....................                                                          $        647          2,598             8,883
                                                                                      ============   ============      ============


Net income (loss)...........                                                          $         96    $      (165)     $     (4,843)
                                                                                      ============   ============      ============


Basic and fully diluted
earnings (loss) per share.......                                                        $     0.00    $     (0.01)     $      (0.22)
                                                                                      ============   ============      ============


Pro forma earnings (loss)
per share...................                                                                             $  (0.01)
                                                                                                     ============


                                                                               AS OF DECEMBER 31,
                                                     --------------------------------------------------------------------
                                                       1995        1996         1997        1998        1999        2000
                                                     -------     -------      -------     -------     -------     -------
                                                                                (IN THOUSANDS)
BALANCE SHEET DATA:
Canadian GAAP
Cash and cash equivalents                                $19         $16          $--        $819        $453     $77,436
Working capital                                           19          22           15       1,123         700      78,796
Total assets                                              23          58           80       1,249       1,964      82,992
Total shareholders' equity                                20          24           23         247          38      80,260
U.S. GAAP:
Total assets                                                                                1,176       1,964      82,992
Total shareholders' equity
     (deficiency)                                                                             115         (66)     80,260

         Although the Canadian dollar is our functional currency, we have adopted the U.S. dollar as our reporting currency. See note 2 of our financial statements for the years ended December 31, 1999 and 2000.


                  B. CAPITALIZATION AND INDEBTEDNESS.

                     Not applicable.

                  C. REASONS FOR THE OFFER AND USE OF PROCEEDS.

                     Not applicable.

                  D. RISK FACTORS.

         There is a high degree of risk associated with our company and business. If any of the following risks occur, our business, operating results and financial condition could be materially adversely affected and the trading price of our common shares could decline.

                      RISK FACTORS RELATED TO OUR BUSINESS


WE HAVE A LIMITED OPERATING HISTORY, SO IT MAY BE DIFFICULT TO ASSESS OUR BUSINESS AND FUTURE PROSPECTS.

         We commenced operations of our fuel cell business in 1995 and since that time have been engaged principally in research and development relating to fuel cell systems and the manufacture and sale of fuel cell testing equipment. Accordingly, there is only a limited basis upon which to evaluate our business, performance to date and prospects. Part of our long-term strategy is to sell fuel cell systems and subsystems primarily into the transportation, stationary and portable power markets. We have not yet begun to manufacture commercial fuel cell products for any of these markets in significant quantities. In light of the foregoing, our historical results of operations should not be relied upon as indications of future performance.

OUR FUEL CELL BUSINESS IS AT THE DEVELOPMENT STAGE AND OUR FUTURE SUCCESS DEPENDS ON OUR ABILITY TO DESIGN, DEVELOP AND MANUFACTURE NEW PRODUCTS, WHICH IS UNCERTAIN.

         We have only been engaged in our fuel cell business for a short period of time and are still in the developmental stage. We will face challenges, expenses and difficulties as a developing company seeking to design, develop and manufacture new products in each of our proposed markets.

BECAUSE WE EXPECT TO CONTINUE TO INCUR NET LOSSES, WE MAY NOT BE ABLE TO IMPLEMENT OUR BUSINESS STRATEGY AND THE PRICE OF OUR COMMON SHARES MAY DECLINE.

         Our current business strategy is to expand significantly our development and manufacture of PEM fuel cell products and to market these products in the transportation, stationary and portable markets. In so doing, we will incur significant expenditures for research and development, expansion of our manufacturing capabilities, general administrative and sales and marketing expenses. As a result of these increased costs, we will need to generate significantly higher revenues to achieve and sustain profitability. We incurred a net loss for the year 2000, we may continue to incur losses beyond 2000 and we may never sustain profitability. Accordingly, our ability to operate our business and implement our business strategy may be hampered and the value of our common shares may decline.

WE MAY NEVER COMPLETE THE DEVELOPMENT OF COMMERCIALLY VIABLE FUEL CELL PRODUCTS AND IF WE FAIL TO DO SO, WE WILL NOT BE ABLE TO MEET OUR BUSINESS AND GROWTH OBJECTIVES.

         We do not know when or whether we will successfully complete research and development of commercially viable fuel cell products for any of our target markets. Our future success depends upon our ability to develop and sell fuel cell products. We must develop or acquire access to substantial technological advances to be incorporated into our products, particularly in the area of hydrogen fuel processing, before we will be able to produce commercially viable products other than fuel cell testing stations. We will be unable to meet our business and growth objectives if we do not produce these other products.

WE MUST LOWER THE COST OF OUR FUEL CELL PRODUCTS AND DEMONSTRATE THEIR RELIABILITY OR WE WILL NOT GENERATE SUFFICIENT REVENUES TO ACHIEVE OR MAINTAIN PROFITABILITY.

         Fuel cells currently cost significantly more than many established competing technologies, such as internal combustion engines and batteries. The price of fuel cell products is dependent largely upon material and manufacturing costs. We cannot guarantee that we will be able to lower these costs to the level where we will be able to produce a competitive product or that any product we produce using lower cost materials and manufacturing processes will not suffer from a reduction in performance, reliability and longevity. If we are unable to produce fuel cell products that are comparable to competing technologies in terms of price, reliability and longevity, consumers will be unlikely to buy our fuel cell products. Accordingly, we would not be able to generate sufficient revenues to achieve or maintain profitability.

WE CURRENTLY DEPEND UPON A LIMITED NUMBER OF CUSTOMERS FOR A SIGNIFICANT MAJORITY OF OUR REVENUES AND A DECREASE IN REVENUE FROM THESE CUSTOMERS COULD MATERIALLY REDUCE OUR REVENUES AND EARNINGS.

         To date, a small number of customers has accounted for a significant majority of our revenues and will continue to do so for the foreseeable future. For the year ended December 31, 1999, our three largest customers accounted for approximately 80% of our revenues. For the year ended December 31, 2000, these customers accounted for approximately 78% of our revenues. If we lose any of these customers and do not attract additional customers, we may not generate sufficient revenues to offset this loss of revenues and our financial results will be materially adversely affected. In addition, if a significant customer breaches its contractual obligation to pay amounts it owes us under non-cancelable binding purchase orders because of its inability or refusal to pay, or does not pay those amounts on time, our revenues and earnings could be materially adversely affected.

WE MAY BE UNABLE TO RAISE ADDITIONAL CAPITAL TO PURSUE OUR COMMERCIALIZATION PLANS AND MAY BE FORCED TO DISCONTINUE PRODUCT DEVELOPMENT, REDUCE OUR SALES AND MARKETING EFFORTS OR FOREGO ATTRACTIVE BUSINESS OPPORTUNITIES.

         We may not have sufficient capital to fund our operations and we may not be able to raise additional capital. Either of these outcomes could adversely affect our ability to respond to competitive pressures or prevent us from conducting all or a portion of our planned operations. We expect that the net proceeds from our initial public offering and cash on hand will be sufficient to meet our working capital and capital expenditure needs for the next 24 months. After that, we may need to raise additional funds through financing which may not be available on acceptable terms, if at all. We may also require additional capital to acquire or invest in complementary businesses or products or obtain the right to use complementary technologies. The development and commercialization of our products could be delayed or discontinued if we are unable to fund our research and product development activities or the development of our manufacturing capabilities. In addition, we may be forced to reduce our sales and marketing efforts or forego attractive business opportunities. If we issue additional equity securities in order to raise funds, the ownership percentage in our company of each of our shareholders will be reduced.

OUR ABILITY TO COMPETE EFFECTIVELY IN THE TRANSPORTATION AND STATIONARY POWER MARKETS MAY SUFFER BECAUSE WE CURRENTLY DO NOT HAVE A SIGNIFICANT STRATEGIC PARTNER.

         One of our leading competitors in the market for transportation-related fuel cells has a well-established relationship with two leading automobile manufacturers, which is a significant competitive advantage because it provides this competitor with preferred access to broad market opportunities. Similarly, competitors in the stationary power market have strategic relationships with leading suppliers of power generation technology and electric utilities. We do not currently have any similar strategic relationships and, if similar relationships do not develop, we may not have access to similar broad market opportunities. Furthermore, due to the developing nature of our industry, forming alliances and gaining membership in industry consortiums may become important to our success. If we are unable to form such alliances or gain membership to any industry consortiums of which our competitors are members, our access to broad market opportunities may be similarly impeded.

WE CURRENTLY FACE AND WILL CONTINUE TO FACE SIGNIFICANT COMPETITION, AND IF WE ARE UNABLE TO COMPETE SUCCESSFULLY, WE COULD EXPERIENCE A LOSS OF MARKET SHARE AND REDUCED GROSS MARGINS FOR OUR EXISTING PRODUCTS AND A FAILURE TO ACHIEVE ACCEPTANCE OF OUR PROPOSED PRODUCTS.

         Our products currently face and will continue to face significant competition. New developments in technology may negatively affect the development or sale of some or all of our products or make our products or proposed products uncompetitive or obsolete. Other companies, many of which have substantially greater resources than our company, are currently engaged in the development of products and technologies that are similar to, or may be competitive with, our products and technologies. They also may be better able to market, promote and advertise their products. To the extent that they already have name recognition, their products may enjoy greater initial market acceptance among our potential customers. We also expect that several of these competitors will be able to deliver competing products to the market before we will. To the extent that any one of our competitors does so, it could limit our ability to gain market share or market acceptance for our products, which could harm our revenues and impair our ability to expand our business. These competitors may also be better able than we to adapt quickly to customers' changing demands and to changes in technology.

         A number of corporations, national laboratories and universities in the United States, Canada, Europe, Japan and elsewhere possess fuel cell technology and are actively engaged in the development and manufacture of fuel cells and fuel cell products. Each of these competitors has the potential to capture market share in various markets.

         As the fuel cell has the potential to replace existing power sources, competition for our products will come from current power technologies, from improvements to current power technologies and from new alternative power technologies, including other types of fuel cells. Each of our target markets is currently served by existing manufacturers with existing customers and suppliers. These manufacturers use proven and widely accepted technologies such as internal combustion engines and turbines, as well as coal, oil and nuclear powered generators. Additionally, there are competitors working on developing technologies including other types of fuel cells and other alternative power technologies, advanced batteries and hybrid battery/internal combustion engines which may compete for our target customers. We also face competition in the market for our fuel cell test stations. In addition to a number of companies that currently manufacture fuel cell test stations, most large fuel cell developers and original equipment manufacturers have some degree of internal test station development. Any of these companies may compete with us for customers.

         If we are unable to compete successfully, we could experience a loss of market share and reduced gross margins for our existing products and a failure to achieve acceptance of our proposed products.

WE HAVE NO EXPERIENCE MANUFACTURING FUEL CELL PRODUCTS ON A LARGE SCALE BASIS, AND IF WE DO NOT DEVELOP ADEQUATE MANUFACTURING PROCESSES AND CAPABILITIES, WE WILL BE UNABLE TO ACHIEVE OUR GROWTH AND PROFITABILITY OBJECTIVES.

         To date, we have focused primarily on research and development and have no experience manufacturing fuel cell products on a large scale basis. In order to produce fuel cell products at affordable prices we will have to manufacture a large volume of fuel cell products. We do not know whether or when we will be able to develop efficient, low-cost manufacturing capabilities and processes that will enable us to meet the quality, price, engineering, design and production standards or production volumes required to successfully mass market our fuel cell products. Even if we are successful in developing our manufacturing capabilities and processes, we do not know whether we will do so in time to meet our product commercialization schedule or to satisfy the requirements of our customers and the market. Our failure to develop these manufacturing processes and capabilities in a timely manner could prevent us from achieving our growth and profitability objectives.

OUR PRODUCTS MAY NOT MEET PERFORMANCE EXPECTATIONS IN FIELD TESTS, WHICH COULD NEGATIVELY AFFECT OUR CUSTOMER RELATIONSHIPS AND INCREASE OUR MANUFACTURING COSTS.

         We regularly field test our products and we plan to conduct additional field tests in the future. Any failures or delays in our field tests could harm our competitive position and impair our ability to sell our products. Our field tests may encounter problems and delays for a number of reasons, including the failure of our technology, the failure of the technology of others, the failure to combine these technologies properly, operator error and the failure to maintain and service the test prototypes properly. Many of these potential problems and delays are beyond our control. In addition, field test programs, by their nature, will involve delays and modifications, as well as third party involvement. Any problem or perceived problem with our field tests, whether originating from our technology, from our design, or from third parties, could hurt our reputation and the reputation of our products and limit our sales. Such failures with our field tests may negatively affect our relationships with customers, require us to extend field testing longer than anticipated before undertaking commercial sales, and to develop further our technology to account for more failures than anticipated prior to the field tests.

         WE ARE DEPENDENT UPON THIRD PARTY SUPPLIERS FOR KEY MATERIALS AND COMPONENTS FOR OUR PRODUCTS. IF THESE SUPPLIERS BECOME UNABLE OR UNWILLING TO PROVIDE US WITH SUFFICIENT MATERIALS AND COMPONENTS ON A TIMELY AND COST-EFFECTIVE BASIS, WE MAY BE UNABLE TO MANUFACTURE OUR PRODUCTS COST-EFFECTIVELY OR AT ALL, AND OUR REVENUES AND GROSS MARGINS WOULD SUFFER.

         We rely upon third party suppliers to provide materials and components for our fuel cell products. A supplier's failure to provide materials or components in a timely manner, or to provide materials and components that meet our quality, quantity or cost requirements, or our inability to obtain substitute sources for these materials and components in a timely manner or on terms acceptable to us, would harm our ability to manufacture our fuel cell products. To the extent that we are unable to develop and patent our own technology and manufacturing processes, and to the extent that the processes which our suppliers use to manufacture the materials and components are proprietary, we may be unable to obtain comparable materials or components from alternative suppliers, and that could adversely affect our ability to produce viable fuel cell products or could raise our cost of producing fuel cell products to a level where it would no longer be profitable to produce such products.

WE MAY NOT BE ABLE TO SUCCESSFULLY MANAGE THE EXPANSION OF OUR OPERATIONS.

         The pace of our expansion in facilities, staff and operations places significant demands on our managerial, technical, financial and other resources. We will be required to make significant investments in our engineering and logistics systems and our financial and management information systems as well as retaining, motivating and effectively managing our employees. There can be no assurance that our management skills and systems currently in place will enable us to implement our strategy or enable us to attract and retain skilled management, engineering and production personnel. Our failure to manage our growth effectively or to implement our strategy in a timely manner may significantly harm our ability to achieve profitability.

WE COULD BE LIABLE FOR ENVIRONMENTAL COSTS AND DAMAGES RESULTING FROM OUR RESEARCH, DEVELOPMENT AND FUTURE MANUFACTURING OPERATIONS, AND THESE COSTS AND DAMAGES WOULD REDUCE OUR NET INCOME.

         Our business is subject to numerous U.S. and Canadian laws, regulations and policies relating to the protection of the environment. These requirements, and enforcement of these requirements, may become more stringent in the future. We cannot be assured that we have been, or will be at all times, in compliance with these requirements, and we may be required to make significant unanticipated capital and operating expenditures in connection with these requirements. Non-compliance could subject us to material liabilities, such as government fines and penalties, revocation of operating permits, third party lawsuits or the suspension of operations. Our business, which includes the use and storage of hazardous substances, exposes us to the risk of harmful substances escaping into the environment, which may result in personal injury or loss of life, damage to or contamination of the environment, and natural resource damages. In addition, our current insurance policies may not adequately reimburse us for costs incurred in settling environmental liabilities, and in some instances, we may not be reimbursed at all.

OUR PRODUCT REVENUES WILL NOT GROW WITHOUT SUCCESSFUL MARKETING AND SALES EFFORTS OF THIRD PARTIES THAT WE DO NOT CONTROL.

         To be commercially useful, some of our fuel cell products must be integrated into products manufactured by other manufacturers. Our success in growing our revenues and achieving profitability is therefore dependent in part upon the successful marketing and sales efforts of third parties and upon their designing and engineering their products to be compatible with our own. Our success also depends upon our ability to make our products compatible with the products of these manufacturers. We cannot be assured that these manufacturers will manufacture appropriate products or, if they do, that they will choose to use our fuel cell products. Any integration, design, manufacturing or marketing problems encountered by these manufacturers could adversely affect our future revenues.

OUR QUARTERLY OPERATING RESULTS ARE LIKELY TO FLUCTUATE SIGNIFICANTLY AND MAY FAIL TO MEET THE EXPECTATIONS OF SECURITIES ANALYSTS AND INVESTORS, WHICH MAY CAUSE OUR SHARE PRICE TO DECLINE.

         We expect our revenues and operating results to vary significantly from quarter to quarter. These quarterly fluctuations in our operating performance result from the length of time between our first contact with a business customer and the first receipt of revenue from sales to that customer. Our products are highly-engineered and expensive to produce and many are still in development stages; therefore, the length of time between approaching a customer and delivering our products to that customer can span quarterly periods. In many cases, we recognize revenues on a percentage-of-completion basis. Under this accounting method, revenues are recognized on a pro rata basis in relation to contract costs incurred. As costs may vary significantly from quarter to quarter depending on the stage of development of the project, quarter to quarter comparisons of our revenues and operating results may not be meaningful. In addition, due to our early stage of development, we cannot predict our future revenues or results of operations accurately. Our management does not have previous experience running a public company, and in one or more future quarters our operating results could fall below the expectations of securities analysts and investors. If this happens, the trading price of our common shares could be materially adversely affected.

EXCHANGE RATE FLUCTUATIONS COULD ADVERSELY AFFECT OUR GROSS MARGINS.

         Exchange rate fluctuations may cause fluctuations in our quarterly results. We transact business internationally in multiple currencies. In particular, a portion of our cost of revenues consists of materials purchased in U.S. dollars and a significant portion of our cash and cash equivalents is held in U.S. dollars, which is only partially offset by revenues generated in U.S. dollars. We do not currently engage in any hedging transactions related to our exchange rate risk. Accordingly, gains and losses on the conversion of foreign payments may contribute to fluctuations in our results of operations and fluctuating exchange rates could cause reduced revenue and gross margins from our international sales.

WE MAY ACQUIRE TECHNOLOGIES OR COMPANIES IN THE FUTURE AND THESE ACQUISITIONS COULD DISRUPT OUR BUSINESS AND DILUTE OUR SHAREHOLDERS' INTERESTS IN US.

         We may acquire technologies or companies in the future. Entering into an acquisition entails many risks, any of which could materially harm our business, including:

         - diversion of management's attention from other business concerns;

         - failure to effectively assimilate the acquired technology, employees or other assets of the company into our business;

         - the loss of key employees from either our current business or the acquired business; and

         -        assumption of significant liabilities of the acquired company.

         To date, we have not completed any acquisitions, and we may not be able to do so in an effective manner. In addition, our shareholders' interests in our company will be diluted if we issue equity securities in connection with an acquisition.

WE WILL NEED TO RECRUIT, TRAIN AND RETAIN KEY MANAGEMENT AND OTHER QUALIFIED PERSONNEL TO SUCCESSFULLY EXPAND OUR BUSINESS.

         Our future success will depend in large part upon our ability to recruit and retain experienced research and development, engineering, manufacturing, operating, sales and marketing, customer service and management personnel. If we do not attract and retain such personnel, we may not be able to expand our business. Competition for qualified personnel is intense in our industry. In the past we have experienced difficulty in recruiting qualified personnel that meet our standards, and we expect to experience continued difficulties in recruiting similar personnel. We are in a new market and there are a limited number of people with the appropriate combination of skills needed to provide the services that our customers demand. We expect competition for qualified personnel to remain intense, and we may not succeed in attracting or retaining sufficient personnel. In addition, new employees generally require substantial training, which requires significant resources and management attention. Even if we invest significant resources to recruit, train and retain qualified personnel, we may not be successful in our efforts.

         Our success also depends upon the continuing contribution of our key management, research, product development, engineering, marketing and manufacturing personnel, many of whom would be difficult to replace.

         In addition, a significant element in our plan to attract and retain qualified personnel is the issuance to such persons of options to purchase our common shares. Accordingly, to the extent that we are required to issue significant numbers of options to our employees, and such options are exercised, our shareholders could experience substantial dilution.

WE DEPEND UPON INTELLECTUAL PROPERTY AND OUR FAILURE TO PROTECT THAT INTELLECTUAL PROPERTY COULD ADVERSELY AFFECT OUR FUTURE GROWTH AND SUCCESS.

         Failure to protect our existing intellectual property rights may reduce our ability to prevent others from using our technology. We rely on a combination of patent, trade secret, trademark and copyright laws to protect our intellectual property. Some of our intellectual property is currently not covered by any patent or patent application. Our patent protection is subject to complex factual and legal issues that may give rise to uncertainty as to the validity, scope and enforceability of a particular patent. Accordingly, we cannot be assured that:

         - any of the U.S., Canadian or other patents owned by us or third party patents that are licensed to us will not be invalidated, circumvented, challenged, rendered unenforceable, or licensed to others; or

         - any of our pending or future patent applications will be issued with the breadth of protection sought by us, if issued at all.

         In addition, effective patent, trademark, copyright and trade secret protection may be unavailable, limited, not applied for or unenforceable in foreign countries.

         We also seek to protect our proprietary intellectual property through contracts, including, when possible, confidentiality agreements and inventors' rights agreements with our customers and employees. We cannot be assured that the parties that enter into such agreements with us will not breach them, that we will have adequate remedies for any breach or that such persons or institutions will not assert rights to intellectual property arising out of these relationships. If necessary or desirable, we may seek licenses under the patents or other intellectual property rights of others. However, we can give no assurances that we will obtain such licenses or that the terms of any offered licenses will be acceptable to us. The failure to obtain a license from a third party for intellectual property we use in the future could cause us to incur substantial liabilities and to suspend the manufacture, shipment of products or our use of processes which exploit such intellectual property.

OUR POTENTIAL INVOLVEMENT IN INTELLECTUAL PROPERTY LITIGATION COULD NEGATIVELY AFFECT OUR BUSINESS.

         Our future success and competitive position depend in part upon our ability to obtain or maintain the proprietary intellectual property used in our principal products. Our ability to establish and maintain such a competitive position may be achieved in part by prosecuting claims against others who we believe are infringing our rights and by defending claims brought by others who believe that we are infringing their rights. Our involvement in intellectual property litigation could result in significant expense to us, adversely affect the sales of any products involved or the use or licensing of related intellectual property, and divert the efforts of our valuable technical and management personnel from their principal responsibilities, whether or not such litigation is resolved in our favor. If we are found to infringe the intellectual property rights of others in such litigation, we may, among other things, be required to:

         -        pay substantial damages;

         - cease the development, manufacture, use, sale or importation of products that infringe upon other patented intellectual property;

         -        discontinue processes incorporating infringing technology;

         - expend significant resources to develop or acquire non-infringing intellectual property; or

         - obtain licenses to the intellectual property which we are found to be infringing.

         We cannot be assured that we would be successful in such development or acquisition or that such licenses would be available upon reasonable terms. Any such development, acquisition or license could require the expenditure of substantial time and other resources and could have a material adverse effect on our business and financial results.

THE COMPONENTS OF OUR FUEL CELL PRODUCTS MAY CONTAIN DEFECTS OR ERRORS WHICH COULD NEGATIVELY AFFECT OUR CUSTOMER RELATIONSHIPS AND INCREASE OUR MANUFACTURING COSTS.

         Our fuel cell products are complex and must meet the stringent technical requirements of our customers. The software and other components used in our fuel cell products may contain undetected errors or defects, especially when first introduced. Furthermore, these components may contain errors or defects after delivery to customers has begun, which could result in the failure of our fuel cell products to perform, damage to our reputation, delayed or lost revenue, diverted development resources and increased development, service and warranty costs.

OUR EARNINGS AS DETERMINED IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, OR GAAP, WILL BE REDUCED, OR OUR LOSSES WILL BE INCREASED, BY CHARGES ASSOCIATED WITH OUR ISSUANCES OF OPTIONS. THESE CHARGES MAY INCREASE IN THE FUTURE AND COULD DEPRESS THE MARKET PRICE FOR OUR COMMON SHARES.

         As of December 31, 2000, we had outstanding options to purchase 3,892,650 of our common shares which were granted to our employees and non-employee directors, including options to purchase 2,547,117 shares which were granted during 2000. Some of these options were granted with exercise prices lower than the deemed fair value, for U.S. financial reporting purposes, of our common shares at the dates of grant. Our financial statements are prepared in accordance with Canadian GAAP and as such include no expense for stock-based compensation. If our financial statements were prepared in accordance with U.S. GAAP, in connection with the granting of these options, we would be required to record stock-based compensation over the vesting period of the applicable options, generally four years in the case of options granted to employees and non-employee directors. These types of charges may increase in the future and could depress the market price for our common shares.

                 RISK FACTORS RELATED TO THE FUEL CELL INDUSTRY

SIGNIFICANT MARKETS FOR FUEL CELL PRODUCTS MAY NEVER DEVELOP OR MAY TAKE LONGER TO DEVELOP THAN WE ANTICIPATE, WHICH WOULD ADVERSELY AFFECT OUR REVENUE GROWTH.

         Significant markets may never develop for fuel cell products, or may develop more slowly than we anticipate. If significant markets fail to develop or develop more slowly than we anticipate, we may be unable to recover the losses we expect to incur in the development of our products and we may never achieve profitability. Any delay in, or failure of, the development of significant markets for fuel cell products would significantly harm our revenues and could cause our business to fail. Fuel cell products represent an emerging market, and we do not know whether end-users will want to use them. The development of a significant market for fuel cell products may be affected by many factors, some of which are out of our control, including:

         - the emergence of newer, more competitive technologies and products;

         - the future cost of hydrogen and other fuels used by our fuel cell systems;

         - the future cost of membrane electrode assemblies used in our fuel cell systems;

         - the future cost of platinum, a key component of our fuel cell systems;

         -        regulatory requirements;

         - manufacturing and supply costs for fuel cell components and systems;

         -        consumer perceptions of the safety of our products;

         -        consumer reluctance to try a new product; and

         - the continued development and improvement of existing power technologies.

THE FUELS ON WHICH OUR FUEL CELL PRODUCTS RELY MAY NOT BE READILY AVAILABLE ON A COST-EFFECTIVE BASIS.

         If our customers are not able to obtain the fuels they will need to run our products on a cost-effective basis, we may be unable to compete with traditional power sources and our revenues and results of operations would be materially adversely affected. Our fuel cell products require oxygen and hydrogen to operate. While ambient air typically can supply the necessary oxygen, our fuel cells derive hydrogen from fuels such as natural gas, propane, methanol and other petroleum products. Even if these fuels are available to us, if their prices are such that electricity produced by our systems would cost more than electricity provided through other means, we will be unable to compete successfully.

OUR PRODUCTS USE FLAMMABLE FUELS WHICH ARE INHERENTLY DANGEROUS SUBSTANCES AND COULD SUBJECT US TO PRODUCT LIABILITIES.

         Fuel cell products use dangerous substances. Our results of operations could be materially harmed by any accidents involving either our products or those of other fuel cell manufacturers, either because we could face claims for damages or because demand for fuel cells and fuel cell products could suffer and our sales could decline. Our fuel cell products use hydrogen which is typically generated from gaseous and liquid fuels, such as propane, natural gas or methanol in a process known as reforming. While our fuel cell products do not use these fuels in a combustion process, natural gas, propane and other hydrocarbons are flammable fuels that could leak and then combust if ignited by another source. Since our products have not yet gained widespread market acceptance, any accidents involving our systems or those of other fuel cell products could materially impede acceptance of our products. In addition, although our management believes that our liability coverage is adequate to cover these risks, we may be held responsible for damages beyond the scope of our insurance coverage.

CHANGES IN GOVERNMENT POLICIES AND REGULATIONS COULD HURT THE MARKET FOR OUR PRODUCTS.

         The fuel cell industry is in its development phase and is not currently subject to industry-specific government regulations in Canada or the United States relating to matters such as design, storage, transportation and installation of fuel cell systems. However, given that the production of electrical energy has typically been an area of significant government regulation, we expect that we will encounter industry-specific government regulations in the future in the jurisdictions and markets in which we operate. For example, regulatory approvals or permits may be required for the design, installation and possibly operation of stationary fuel cell systems under federal, state and provincial regulations governing electric utilities, and mobile fuel cell systems under federal, state and provincial emissions regulations affecting automobile manufacturers. To the extent that there are delays in gaining regulatory approval, our development and growth may be constrained. Furthermore, the inability of our potential customers to obtain a permit, or the inconvenience often associated with the permit process, could harm demand for fuel cell products and, therefore, harm our business.

         Our principal target markets for our fuel cell products are the transportation, stationary and portable markets, and our business will suffer if environmental policies change and no longer encourage the development and growth of these markets. The interest by automobile manufacturers in fuel cell technology has been driven in large part by environmental laws and regulations mainly in California and, to a lesser extent, in New York, Massachusetts and Maine. There can be no guarantee that these laws and regulations will not change. For example, California delayed implementation of its zero emission vehicle mandate from 1998 to 2003 after a study determined that existing battery technology provided inadequate performance to meet consumer needs. Changes in these laws and regulations could result in automobile manufacturers abandoning their interest in fuel cell powered vehicles. In addition, if current laws and regulations in these states are not kept in force or if further environmental laws and regulations are not adopted in these jurisdictions as well as in other jurisdictions, demand for vehicular fuel cells may be limited.

         The market for stationary and portable energy-related products is influenced by federal and state governmental regulations and policies concerning the electric utility industry. Changes in regulatory standards or public policy could deter further investment in the research and development of alternative energy sources, including fuel cells and fuel cell products, and could result in a significant reduction in the potential market demand for our products. We cannot predict how the deregulation and restructuring of the industry will affect the market for stationary and portable fuel cell systems.

         Although the development of alternative energy sources, and in particular fuel cells, has been identified as a significant priority by many governments, we cannot be assured that governments will not change their priorities or that any such change would not materially affect our revenues and business. If governments change their laws and regulations such that the development of alternative energy sources is no longer required or encouraged, the demand for alternative energy sources such as our fuel cell products may be significantly reduced or delayed and our sales would decline.

ZERO EMISSION VEHICLE REQUIREMENTS CAN BE MET WITHOUT USING FUEL CELLS.

         It is possible to meet the zero emission vehicle requirements imposed by California, New York, Massachusetts and Maine by using technologies other than fuel cells. For example, vehicles powered by batteries can receive full credit and vehicles powered by low emission internal combustion engines and hybrid internal combustion/battery engines can receive partial credit toward the zero emission vehicle requirement. We can offer no assurance that automobile manufacturers will use fuel cells in their vehicles to meet regulatory requirements. Their failure to do so could have a material adverse effect on our business and financial results and would significantly impair our ability to expand our business.

                    RISK FACTORS RELATED TO OUR SHAREHOLDERS

THE TAX LIABILITY FOR OUR SHAREHOLDERS MAY INCREASE IF WE ARE TREATED AS A PASSIVE FOREIGN INVESTMENT COMPANY, AND UNITED STATES HOLDERS OF OUR COMMON SHARES WILL BE RESPONSIBLE FOR DETERMINING WHETHER WE ARE A PASSIVE FOREIGN INVESTMENT COMPANY.

         If at any time we qualify as a passive foreign investment company under United States tax laws, our shareholders may be subject to adverse tax consequences. We could be a passive foreign investment company if 75% or more of our gross income in any year is considered passive income for United States tax purposes. For this purpose, passive income generally includes interest, dividends, some types of rents and royalties, and gains from the sale of assets that produce these types of income. In addition, we could be classified as a passive foreign investment company if the average percentage of our assets during any year that produced passive income, or that were held to produce passive income, is at least 50%. If we are classified as a passive foreign investment company, and if our shareholders sell any of our common shares or receive some types of distributions from us, then they may have to pay taxes that are higher than if we were not considered a passive foreign investment company. It is impossible to predict how much the taxes for our shareholders would increase, if at all, because these taxes depend upon the number of common shares sold by them and the price at which they are sold, or the amount of a distribution from us, as well as upon the marginal rate at which they would be taxed for the sale or distribution.

         Based upon our current and projected income, and the market value of the common shares, we do not expect to be a passive foreign investment company for United States federal income tax purposes. However, since the determination of whether we are a passive foreign investment company is based upon the composition of our income and assets from time to time, and since the market value of our common shares is likely to fluctuate, there can be no assurance that we will not be considered a passive foreign investment company for any fiscal year. If a shareholder is a United States holder (as defined below) and we are a passive foreign investment company at the time that such shareholder owns common shares, such shareholder will be subject to special U.S. federal income tax rules that may have negative consequences and will require annual reporting. United States holders will be responsible for determining whether we are a passive foreign investment company each year for purposes of applying the passive foreign investment company act rules.

A LIMITED NUMBER OF SHAREHOLDERS COLLECTIVELY CONTINUE TO OWN A MAJORITY OF OUR COMMON SHARES AND MAY ACT, OR PREVENT CORPORATE ACTIONS, TO THE DETRIMENT OF OTHER SHAREHOLDERS.

         Our principal shareholders, including entities affiliated with members of our management team, own more than 78% of our outstanding common shares. Accordingly, these shareholders may, if they act together, exercise significant influence over all matters requiring shareholder approval, including the election of a majority of the directors and the determination of significant corporate actions. This concentration could also have the effect of delaying or preventing a change in control that could be otherwise beneficial to our shareholders.

OUR ARTICLES OF INCORPORATION AUTHORIZE US TO ISSUE AN UNLIMITED NUMBER OF COMMON AND PREFERRED SHARES AND SIGNIFICANT ISSUANCES OF COMMON OR PREFERRED SHARES COULD DILUTE THE SHARE OWNERSHIP OF OUR SHAREHOLDERS, DETER OR DELAY A TAKEOVER OF US THAT OUR SHAREHOLDERS MAY CONSIDER BENEFICIAL OR DEPRESS THE TRADING PRICE OF OUR COMMON SHARES.

         Our articles of incorporation permit us to issue an unlimited number of common and preferred shares. If we were to issue a significant number of common shares, it would reduce the relative voting power of previously outstanding shares. Such future issuances could be at prices less than our shareholders paid for common shares. If we were to issue a significant number of common or preferred shares, these issuances could also deter or delay an attempted acquisition of us that a shareholder may consider beneficial, particularly in the event that we issue preferred shares with special voting or dividend rights. While the rules of The Nasdaq Stock Market and The Toronto Stock Exchange may require us to obtain shareholder approval of significant issuances, we would not be subject to these requirements if we ceased, voluntarily or otherwise, to be listed on The Nasdaq Stock Market and The Toronto Stock Exchange. Significant issuances of our common or preferred shares, or the perception that such issuances may occur, could cause the trading price of our common shares to drop.

U.S. INVESTORS MAY NOT BE ABLE TO ENFORCE THEIR CIVIL LIABILITIES AGAINST US OR OUR DIRECTORS, CONTROLLING PERSONS AND OFFICERS.

         We are organized under the laws of Canada. All of our directors, controlling persons and officers, as well as some of the experts named in this annual report, are residents of Canada and all or a substantial portion of their assets and substantially all of our assets are located outside of the United States. As a result, it may be difficult for U.S. holders of our common shares to effect service of process on these persons within the United States or to realize in the United States upon judgments rendered against them. In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or other laws of the United States.

         However, U.S. laws would generally be enforced by a Canadian court provided that those laws are not contrary to Canadian public policy, are not foreign penal laws or laws that deal with taxation or the taking of property by a foreign government and provided that they are in compliance with applicable Canadian legislation regarding the limitation of actions. Also, a judgment obtained in a U.S. court would generally be recognized by a Canadian court except, for example:

         - where the U.S. court where the judgment was rendered had no jurisdiction according to applicable Canadian law;

         - the judgment was subject to ordinary remedy (appeal, judicial review and any other judicial proceeding which renders the judgment not final, conclusive or enforceable under the laws of the applicable state) or not final, conclusive or enforceable under the laws of the applicable state;

         - the judgment was obtained by fraud or in any manner contrary to natural justice or rendered in contravention of fundamental principles of procedure;

         - a dispute between the same parties, based on the same subject matter has given rise to a judgment rendered in a Canadian court or has been decided in a third country and the judgment meets the necessary conditions for recognition in a Canadian court;

         - the outcome of the judgment of the U.S. court was inconsistent with Canadian public policy;

         - the judgment enforces obligations arising from foreign penal laws or laws that deal with taxation or the taking of property by a foreign government; or

         - there has not been compliance with applicable Canadian law dealing with the limitation of actions.

FUTURE SALES OF COMMON SHARES BY OUR EXISTING SHAREHOLDERS COULD CAUSE OUR SHARE PRICE TO FALL AND REDUCE THE VALUE OF A SHAREHOLDER'S INVESTMENT.

         If our shareholders sell substantial amounts of our common shares in the public market, the market price of our common shares could fall. The perception among investors that these sales will occur could also produce this effect. As of December 31, 2000, we had 35,560,000 common shares outstanding. In accordance with applicable U.S. securities laws and after giving effect to lock-up agreements executed by our directors and executive officers and existing principal shareholders, the common shares held by our affiliates who are U.S. residents have been available for sale in the public market beginning April 25, 2001.

         Under applicable Canadian securities laws, no common shares, or common shares issuable upon the exercise of options to purchase common shares, held by residents of Canada, other than those acquired in our initial public offering, may be sold or otherwise disposed of for value except pursuant to a prospectus, a discretionary exemption or a statutory exemption available only in specific limited circumstances, until we have been a reporting issuer in good standing for at least 12 months. We became a reporting issuer on October 25, 2000.

OUR SHARE PRICE HAS DECLINED SINCE OUR INITIAL PUBLIC OFFERING AND IT MAY CONTINUE TO DECLINE.

         In recent years, and especially in the last six months, the stock markets have experienced significant price and volume fluctuations, especially in the technology sector. Our common shares may also experience that volatility for reasons unrelated to our own operating performance, including:

         - performance of other companies in the fuel cell or alternative power businesses;

         - news announcements, securities analysts' reports and recommendations and other developments with respect to our industry or our competitors; and

         -        changes in general economic conditions.

ITEM 4.  INFORMATION ON THE COMPANY.

         A.       HISTORY AND DEVELOPMENT OF THE COMPANY.

         The legal name of our company is Hydrogenics Corporation - Corporation Hydrogenique. We were incorporated under the Canada Business Corporations Act on August 1, 1988 as Traduction Militech Translation Inc. By articles of amendment dated August 20, 1990, we changed our name to Societe Hydrogenique Incorporee -- Hydrogenics Corporation Incorporated. From 1990 to August 1995, Societe Hydrogenique Incorporee -- Hydrogenics Corporation Incorporated did not actively carry on business. In August 1995, we commenced our fuel cell technology development business. By articles of amendment dated January 24, 2000, we changed our name to Hydrogenics Corporation - Corporation Hydrogenique. By articles of amendment dated September 29, 2000, we effected a seven-for-one share split of our common shares and deleted the restrictions in our articles concerning transfer and subscription for shares by the public.

         On November 1, 2000, we completed the initial public offering of our common shares, pursuant to which we raised approximately $76.5 million in net proceeds.

         Our principal executive offices are located at 5985 McLaughlin Road, Mississauga, Ontario, Canada L5R 1B8, and our telephone number is (905) 361-3660. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.

         Capital expenditures for the year ended December 31, 2000 were $1.5 million, compared to $0.3 million and $11,000 for the years ended December 31, 1999 and 1998 respectively. This increase is attributable to equipment and facility expenditures related to outfitting our facilities and our expanded research and development efforts.

         Capital expenditure plans for 2001 and subsequent years will result in further investment in capital assets as we continue our manufacturing and development initiatives. Our current budget for 2001 includes a capital budget of $7.0 million to purchase equipment, primarily for our research and development programs. Our capital requirements will be affected by many factors, including the success of our current product offerings, the ability to enhance our current products and our ability to develop and introduce new products that keep pace with technological developments in the marketplace. With cash and cash equivalents of over $77 million, we believe that we have the resources necessary to meet projected capital expenditures for the next 24 months, without the need to raise additional funds.

         There have been no public takeover offers by third parties in respect of the Company's shares or by the Company in respect of other companies' shares.

         B.       BUSINESS OVERVIEW.

OUR COMMERCIAL BUSINESS

         We design, develop and manufacture proton-exchange membrane, or PEM, fuel cell automated test stations. Our test stations are used to aid in the design, development and manufacture of PEM fuel cell systems. A PEM fuel cell system is a power generator that produces electricity through an electrochemical reaction of hydrogen and oxygen with the principal by-products being heat and water. A PEM fuel cell system is comprised of three major sets of components: a hydrogen fuel processor, which derives hydrogen from fuels such as propane or natural gas; a fuel cell or stack of fuel cells; and power conditioning equipment, which regulates the type and level of power transferred from the fuel cell. The other components and subsystems of a fuel cell system are known in our industry as the "balance of plant" of a fuel cell system.

         In order to perform testing and diagnostic functions, our test stations provide balance of plant components and subsystems that simulate, monitor and control key parameters of a fuel cell such as power load, temperature, pressure, humidification and potential contaminants. This data enables our customers to measure the effect of these variables on fuel cell performance.

         We are currently selling our test stations to automotive companies, fuel cell developers, component suppliers and government agencies. Through the development of our proprietary test stations, we have gained significant expertise in the development and operation of PEM fuel cell stacks and the balance of plant subsystems and components of a fuel cell system.

OUR PRODUCTS

         In 2000, and since our inception, our revenues have been derived solely from the commercial sale of our PEM fuel cell automated test stations. We expect to continue to market and sell our test stations for the foreseeable future.

         The distribution of revenues determined by the location of our customers is as follows:

                          2000             1999               1998
                             $                $                  $
Canada                    35,000            77,000           160,000
United States          5,098,000         1,753,000           505,000
United Kingdom         3,442,000           795,000                --
Rest of World            308,000            49,000                --
                       ---------         ---------           -------
                       8,883,000         2,674,000           665,000
                       ---------         ---------           -------


         Our business is not subject to any seasonal fluctuations.

         We are dependent upon third party suppliers for certain key materials and components for our products. A supplier's failure to provide materials or components in a timely manner, or to provide materials and components that meet our quality, quantity or cost requirements could harm our ability to manufacture our fuel cell products. Currently we have ample sources and supply of our key materials and key components. To date, the pricing of our key materials and components has been stable.

OUR PRODUCTS IN DEVELOPMENT

         In addition to generating commercial sales from test stations, we are adapting the balance of plant components and subsystems used in our test stations as commercial products for fuel cell systems. We are also developing PEM fuel cell systems designed for use in situations that require high quality, reliable power regardless of the environment, such as in remote and extreme weather locations, military applications or for backup power in telecommunications applications. For example, we are developing what we believe is the first fuel cell system designed to operate at - 40(degree)C. We have developed a fuel cell system that will be used to power a military device that detects chemical and biological agents in the field. We demonstrated this product in the second half of 2000. Over the longer term, we will be targeting our fuel cell systems toward the transportation, stationary and portable commercial markets. In addition, we are developing regenerative fuel cell systems that can both generate electricity and produce hydrogen fuel from water and store it for later use in powering the fuel cell. We have not begun to manufacture commercial fuel cell systems in significant quantities.

MARKET OPPORTUNITIES FOR OUR FUEL CELL PRODUCTS

         We believe that a number of trends are focusing attention on the use of PEM fuel cells as an attractive alternative method of power generation. As a result, automotive companies, fuel cell developers, component suppliers and others are currently spending significant amounts of capital developing their own fuel cell programs. We believe that test stations, such as our FCATS and FCAVS products, and our balance of plant components and subsystems will be important elements of many of these programs in both the development stages and the manufacturing process as broad commercial markets for fuel cells develop.

Trends that will influence the penetration of PEM fuel cells into broad commercial markets include:

         -        Increasing demand for continuous and reliable power;

         -        Deregulation in the energy industry;

         - Operational efficiencies and other advantages of fuel cells over traditional power technologies;

         - Environmental concerns regarding conventional power technologies; and

         - Rising energy costs causing consumers to seek alternative means of producing energy.

         Although we are encouraged by these trends, there remain numerous technical and logistical disadvantages that represent obstacles to the broad commercial application of fuel cell technology. For example:

         - current fuel cell technology does not have the proven dependability that many of the existing alternative technologies have in our target markets;

         - the high manufacturing costs currently associated with fuel cell production make many commercial applications in our target markets prohibitively expensive;

         - appropriate integration of current fuel cell systems into existing conventional technology may be difficult;

         - fuels such as hydrogen are not as readily available as fuels such as gasoline and methanol used in some of the alternative technologies in our target markets; and

         - the costs of hydrocarbon fuels currently used to produce hydrogen for fuel cells are rising, which may impede the growth of hydrocarbon-powered fuel cells as a cost-efficient alternative means of producing energy.

OUR COMMERCIAL PRODUCTS

         Our products are described in more detail on the following pages. References in the tables and elsewhere in this annual report to "amps" and "watts" are to the applicable measurement units for electric current and power, respectively, established under the International System of Units, which is the modern metric system of measurement. One thousand watts of power is referred to as a "kilo-watt" or "kW" as abbreviated. The references to these units of measurement in the tables below are to the electrical limits that a particular test station can test. For example, one of our 85kW FCATS would be able to test a fuel cell stack that can generate up to 85kW of electric power and our FCATS-LAA, which is designed to test a single fuel cell, can test single fuel cells that generate no more than 2000 amps of electric current.

         The testing requirements of our customers are dictated by the power requirements of the applications for which they are developing fuel cells and fuel cells stacks. Our customers typically first test single fuel cells. Testing of a single fuel cell typically measures the current, in amps, generated by the fuel cell. A customer may begin to develop fuel cells with low currents of up to 300 amps and then move to the development of fuel cells with higher currents of up to 2000 amps. Single fuel cells are not usually used as power generators for products or buildings, such as automobiles or houses, but are combined with other fuel cells to make up a fuel cell stack. Testing of a fuel cell stack typically measures the power, or kW level, generated by the stack. Generally, fuel cell stacks consisting of fuel cells with high electric current levels, such as 2000 amps, will generate more electric power than stacks consisting of the same number of fuel cells but with lower electric current levels, such as 300 amps. A greater number of fuel cells in a fuel cell stack will typically produce a fuel cell stack that can generate a greater amount of electric power. The amount of power produced by a fuel cell stack will determine the commercial markets for its use. For example, a 4kW fuel cell stack could produce enough electricity to power a small house, whereas an 85kW fuel cell stack could produce enough electricity to power an automobile.

         The following table sets forth our commercial products and describes their respective applications, target markets and development status:

FUEL CELL AUTOMATED TEST STATIONS


         PRODUCT                       APPLICATION                   TARGET MARKET             STATUS
         -------                       -----------                   -------------             ------
   FCATS                   Automated control and monitoring of      Transportation,        - 4kW, 12kW, 24kW and
                           fuel cell stacks ranging from 2kW          Stationary             85 kW systems in
                           to 85kW                                                           commercial production

   FCATS-LAA               Automated control & monitoring of a      Transportation,        - Commercial
                           large active area single cell (up          Stationary             production
                           to 1000cm2) with current up to 2000
                           amps

   FCATS Screener          Automated control and monitoring of      Transportation,        - Commercial
                           single cell with total current        Stationary, Portable        production
                           output of 300 amps

   FCAVS Residential       Automated performance verification         Stationary           - Commercial
                           and incubation for quality                                        production
                           assurance of manufactured fuel cell
                           stacks for residential fuel cell
                           systems of 12kW and under

   FCAVS                   Automated performance verification       Transportation,        - Commercial
                           and incubation for quality                 Stationary             production
                           assurance of manufactured fuel cell
                           stack for 2kW to 85kW

Fuel Cell Automated Test Stations

         Our fuel cell automated test stations represent complete turnkey units that evaluate fuel cell design and performance by simulating, monitoring and controlling key parameters such as power load, temperature, pressure, humidification and potential contaminants in the system. Our test stations are built with advanced safety features which permit unattended automated operation, and proprietary software. The software controls, alters and monitors:

         - Gas flow rates - higher gas flow rates result in higher power output;

         -        Pressure - increasing pressure achieves higher power output;

         - Individual cells - the testing and monitoring of individual cells within a stack to validate each cell and quickly locate problems in stack performance;

         - Temperature - a temperature that is too high threatens to evaporate water in the fuel cell, creating "dry" or sub-optimal operating conditions; and

         - Humidity - fuel cells operate best when they are humidified or moist; however, over- or under-humidification can impair performance; humidification testing helps to identify the optimal operating humidity and therefore optimizes the fuel cell's performance.

         FCATS. Our fuel cell automated test stations, marketed under the trade name FCATS, are industrial-grade test stations capable of operating multi-cell, large surface area stacks. Our FCATS product line consists of four models that cover fuel cell stack testing from 2kW to 85kW, which we believe covers the power range for most PEM fuel cell stacks currently in development. We believe that few of our competitors have developed test equipment capable of measuring PEM fuel cell stacks above 5kW. We also manufacture a smaller, more economical FCATS Screener model, which is an industrial-grade test station with a variety of features for testing single cells. In addition, we provide custom design and fabrication of test stations to meet specific customer needs. FCATS test stations are designed to keep pace with current manufacturing requirements as fuel cell commercialization progresses from the research and development stage to prototype production, and eventually to mass production.

         Our existing and potential customers for FCATS are primarily automotive manufacturers and suppliers of fuel cell components. These customers use our FCATS products to simulate, monitor, and control the effect of power load, temperature, pressure, humidification and potential contaminants on a fuel cell and to measure the effect of changes in these variables on fuel cell performance. The data obtained through our test stations is used by our customers to aid in the design, development, and manufacture of PEM fuel cell systems.

         FCATS units are manufactured to order. We are continuing to improve the FCATS product line based on customer feedback and on new requirements identified in the market. In 2001, we plan to expand our line of FCATS products in response to existing and new customer requirements. We believe that continuing to improve product design, manufacturing processes and supplier relationships will enable us to simplify the production process.

         FCAVS. We have developed a fuel cell automated verification station based on our FCATS platform which we market under the trade name FCAVS. We believe that FCAVS will meet the demand for a single-point testing station required to verify fuel cell power generators for inspection as a part of the manufacturing process. We launched our FCAVS series in the first quarter of 2000.

OUR PRODUCTS IN DEVELOPMENT

         The following tables set forth our products in development and describes their respective applications, target markets and development status:

      BALANCE OF PLANT COMPONENTS AND SUBSYSTEMS

      PRODUCT                          APPLICATION                     TARGET MARKET               STATUS
      -------                          -----------                     -------------               ------
Balance of Plant     Control and operation of PEM fuel cell systems   Transportation,          - In development
Components and                                                          Stationary,
Subsystems                                                                Portable

IMPACT               Subsystem designed to measure AC impedance in    Transportation,         - Commercial
                     real-time and under dynamic conditions             Stationary,             development
                                                                          Portable


Cathode subsystem    Humidification of fuel cell system or power      Transportation,          - Commercial
                     module                                             Stationary,              development
                                                                          Portable

       FUEL CELL SYSTEMS FOR PREMIUM POWER APPLICATIONS

      PRODUCT                          APPLICATION                     TARGET MARKET               STATUS
      -------                          -----------                     -------------               ------
HyTEF                Automated/remote power source for demands up       Stationary,        -  First demonstration
                     to 500W with capability to operate at -            Portable              units delivered in
                     40(degree)C                                                              Portable second
                                                                                              half of 2000

                                                                                           -  Currently designing
                                                                                              for kW power output
                                                                                              for larger range of
                                                                                              applications


HyPORT               1-10kW portable power generator for premium          Portable         -  Demonstrated unit
                     multi-kW demands such as military                                        in second half of 2000
                     instrumentation and remote power applications

                                                                                           -  Currently designing
                                                                                              for higher kW power
                                                                                              output for larger range
                                                                                              of  applications

       FUEL CELL SYSTEMS FOR BROAD COMMERCIAL MARKETS

      PRODUCT                          APPLICATION                               TARGET MARKET              STATUS
      -------                          -----------                               -------------              ------
Fuel Cell Systems       -  Fuel cell systems for utility                          Transportation,      -  In development
                           vehicles such as underground mining                     Stationary,
                           vehicles and forklift trucks                              Portable

                        - Fuel cell systems for commercial markets, including primary power generators for buildings, factories, hospitals and backup power generators for computers, Internet service providers, communications networks and commercial facilities

                        - Fuel cell systems for portable power generation, scientific and environmental monitoring, remote and extreme weather power generation, control instrumentation at remote sites, auxiliary power and other specialty applications

                        -  Portable electronic devices

                        -  Regenerative fuel cell systems for
                           the applications described above

Balance of Plant Components and Subsystems

         The components and subsystems of our test stations evaluate fuel cell design and optimize performance by simulating, monitoring and controlling key parameters such as power load, temperature, pressure, humidification and potential contaminants in the system. These components and subsystems also provide balance of plant to a fuel cell system. We are currently applying our balance of plant expertise and operational experience to develop fuel cell systems. We believe that our balance of plant components and subsystems will have broad market applications in all of our target markets, as they are integrated into the control and operation of fuel cell systems.

         During 2000 we successfully incorporated our IMPACT subsystem into a number of our FCATS products. The IMPACT subsystem is designed to measure AC impedance non-intrusively, in real-time and under dynamic conditions. We believe that this feature represents an improvement over previous techniques and equipment. In addition, during 2000 we continued to evolve our proprietary cathode subsystem. This is a balance-of-plant humidification system that we deploy in our FCATS products and in the development of fuel cell power modules. This humidification process is critical to the efficient operation of a fuel cell stack.

Fuel Cell Systems For Premium Power Applications

         Remote Location Applications. Our HyTEF system, which we began developing in 1996, is a PEM fuel cell generator and incorporates a fuel cell system designed to generate 50W and to operate between -40(degree)C to +40(degree)C, from 0% to 100% relative humidity, and from 0 meters to 10,000 meters elevation. To achieve these operating results, the system combines a fuel cell, a burner which can be used for the delivery of hydrogen and the co-generation of heat, a controller and other components to maintain performance under all operating conditions.

         We have also developed a line of power generators for remote location applications which emphasize efficiency over reliability in all operating conditions. We have commenced the manufacture of pre-commercial units under the HyTEF name. We are extending our power output in this product line for a broader range of applications.

         We believe that our technology for remote locations can be applied to power sources for various commercial applications such as road and highway controls, refrigeration, remote cellular towers, remote lighting applications, remote data collection, remote cameras and solar panel replacement.

         1-10kW Portable Power Generator. We have developed, with support from Natural Resources Canada and the Canadian Department of National Defence, a 2kW portable fuel cell system that powers a device for detecting chemical and biological agents. This product is marketed under the name of HyPORT. We demonstrated our first prototype unit in the second half of 2000. We believe that this system will have a broad range of commercial and military applications, such as powering of remote sensors, communication equipment, micro-cogeneration, micro-climate conditioning, robots, automated vehicles, navigation, personal electronics, weapon subsystems, silent watch and disseminated hydrogen production.

Fuel Cell Systems for Broad Commercial Markets

         Fuel Cell Systems. We are developing integrated fuel cell systems for broad commercial markets. We are currently expanding the kilowatt range of our proprietary pre-commercial fuel cell systems such that they can be used in stationary products, particularly to address power quality demands such as backup power in telecommunications applications. We believe that we will be able to develop our current systems to reach a 50kW power rating for these products.

         We have identified the mining industry as an early, commercially-viable adopter of fuel cell technology. We are a member of the Fuel Cell Propulsion Institute and are contributing our expertise to the integration of a 14kW fuel cell system into an underground mining locomotive. This Institute is planning a loader demonstration project in a larger kilowatt range and it is our intention to expand our involvement in this project as it proceeds.

         Regenerative Fuel Cell Systems. We are developing a regenerative fuel cell system, which can both generate electricity and produce hydrogen fuel from water and store it for later use. We believe that the system has the potential to achieve higher kilowatt hours per kilogram than advanced battery systems.

         When electricity from an external power source is available, the regenerative system applies electricity to water to produce both oxygen and hydrogen to be stored until required. Operating as a fuel cell, the stored hydrogen and oxygen are consumed by the regenerative system to generate electricity. We are currently in the development phase of a 500W regenerative fuel cell system and are in the research and development phases of a 10kW regenerative fuel cell system.

         Our regenerative fuel cell systems will be designed to enable our customers to invest in a single system that can be applied to both refueling and electricity generation. We believe the single system characteristic to have significant economic benefits in markets where electricity costs can vary widely and where electricity can be generated from renewable sources such as solar and wind energy. Where electricity can be generated from renewable sources, a regenerative fuel cell system creates a sustainable energy solution.

         We believe that our regenerative fuel cell technology will have applications in each of the transportation, stationary and portable markets.

         Compact Fuel Cell System. We are developing a compact fuel cell system designed to provide portable fuel cell power. We expect that this compact fuel cell will enjoy substantial advantages over conventional batteries, such as higher reliability, longer life, lower life-cycle cost, continuous operation as long as fuel and oxidant supplies are provided, reduced maintenance, more reliable monitoring and no environmental pollution. In the long term, this compact fuel cell could potentially be used for powering personal electronic devices such as laptop computers and cameras.

Other Products and Services

         In addition to our products described above, we design and manufacture stand-alone PEM fuel cell stacks that can be integrated into other fuel cell developers' systems. We also design and manufacture catalytic burners, a key component of our extreme weather power products that can be used for clean, cost-effective and efficient delivery of hydrogen and the co-generation of heat.

RESEARCH AND DEVELOPMENT

         We are targeting our research and development efforts to integrate fuel cells into specific commercial applications while enhancing the performance and life span of fuel cell systems. Developmental research in the areas of hydrogen generation and regenerative fuel cell systems is also a focus of our research and development program. We also undertake projects with our customers for developing prototype and pre-commercial products.

SALES & MARKETING

         Our first commercial product was our FCATS fuel cell test station. FCATS are marketed and sold by our direct sales and marketing staff to advanced fuel cell developers such as automotive companies, fuel cell component developers and research institutions. Our marketing efforts are global in scope and we have current plans to establish sales and service offices in strategic locations around the world. In October 2000, we hired a sales representative who is based in Tokyo and who will cover Japan and other parts of Asia. The sales force is currently organized by customer account for our test station line of products, and by product line for our fuel cell system products. We currently plan to expand our sales staff to cover our growing markets.

         Our sales and marketing strategies for our three principal markets are as follows:

         Transportation Market. To date, our sales efforts have focused on supplying automotive fuel cell test stations to automotive manufacturers and automotive original equipment manufacturers, or OEMs. Delivered fuel cell test stations range from 2kW to 85kW, and include most aspects of the balance of plant required to control and operate large fuel cell stacks. We intend to develop fuel cell systems for emerging power applications in this market, such as underground mining vehicles and forklift trucks.

         Over the longer term, we hope to build sales in the automotive fuel cell market with OEMs, who are actively expanding their own market opportunities through the adoption of fuel cell technology. We intend to seek opportunities to manufacture fuel cell subsystems for direct sale to or for distribution through OEMs, to license designs to automotive manufacturers and to participate in the retooling of machinery for the production of vehicles which use fuel cell technology.

         Stationary Market. We intend to focus our sales and marketing efforts in the stationary power market on the sale of our industrial-grade test stations and fuel cell systems that can be applied directly to the stationary power market. We believe that as we improve the efficiencies of our systems and production costs decrease, an increase in the demand for clean, high quality uninterruptible electric power will lead to broader market opportunities for our products.

         We also intend to develop strategic partnerships in the distributed power generation market to distribute our stationary power products. Targeted strategic distribution partners include electric and gas utilities, energy merchants, propane companies, independent heating, ventilation and air-conditioning dealers/contractors, as well as energy service providers and distributors of reciprocating engines and microturbines.

         Portable Market. Our primary near-term customer for portable fuel cell systems will continue to be the Canadian Department of National Defence. However, we believe that there is an expanding market for portable power generation for applications such as scientific and environmental monitoring, remote and extreme weather power generation, control instrumentation at remote sites, auxiliary power and other specialty applications. Portable power generators also can fulfill back-up power requirements, especially as high power demands on the power grid cause an increase in random electrical black-outs and brown-outs. We believe that fuel cell systems can be marketed by highlighting the significant advantages such systems enjoy over existing technologies for these applications. Our intention is to establish non-exclusive supplier relationships with large volume major retailers and with existing OEMs who wish to expand into a fuel cell line. In either case, our current intentions are to supply fuel cell systems to these customers to be built into an end product. As we develop portable fuel cell systems and as our manufacturing costs decline, our long-term objectives are to form non-exclusive strategic relationships or joint ventures with leading industry partners.

         In the long term, as manufacturing costs decline, we also hope to enter the area of sub-kW electronic devices, such as cell phones and laptop computers. Our marketing goal will be to promote the longevity of the fuel cell system and its ease of recharging, compared to the capabilities of battery technology. Our objectives are to form non-exclusive relationships or joint ventures with leading industry partners.

INTELLECTUAL PROPERTY

         We believe that an active policy of protecting intellectual property is an important component of our strategy of becoming a technology leader in PEM fuel cell test stations and systems and subsystems. We have recently initiated a comprehensive program to review our inventions in order to protect our key intellectual property through a variety of methods.

         We rely on a combination of patent, copyright, trademark, trade secret and contract laws, as well as international treaties, to protect our proprietary rights to our intellectual property which includes technical know-how, designs, special materials, manufacturing techniques, test equipment and procedures for fuel cells, fuel cell components, and fuel cell systems. We have recently initiated a comprehensive invention disclosure program under which our employees prepare and submit invention reports for review and evaluation. Most of our products have been delivered to customers pursuant to confidentiality agreements, which restrict the recipient from reverse engineering such products.

         Our strategy is to develop and secure intellectual property in areas of underdeveloped technologies within our core business or areas not widely pursued by our competitors, in which a cohesive block of patents can be secured as an important competitive advantage. This strategy has led us to focus on the development of fuel cell stacks functioning with unpressurized air, no or limited humidification, no fuel conditioning and simple cooling techniques.

         We currently have been granted patents on our HyTEF technology in the United States and Canada. Corresponding applications have been filed in Europe covering seven of the European Union nations, and in Iceland, Japan, Norway, Russia and Chile. More recently, twelve new patent applications have been filed in Canada and the United States. Other patent applications are in preparation. Subject to the payment of maintenance fees, our U.S. and Canadian patents relating to our HyTEF technology will expire in 2016 and 2017, respectively.

TECHNOLOGY DEVELOPMENT FUNDING ARRANGEMENTS

         We typically retain sole ownership of the intellectual property we develop. However, we have agreed to pay royalties to some of our funding partners as follows:

         Natural Resources Canada and Canadian Department of National Defence. Since 1996, we have entered into a number of agreements with Natural Resources Canada, or NRCan, under which NRCan has provided us with varying levels of funding to aid in the development of prototype power generators and PEM fuel cell systems. Under each agreement, NRCan receives a royalty equal to 2% of all revenue we receive for the licensing and sale of the intellectual property related to the particular project. These royalty rights expire upon the earlier of NRCan recouping the amount of the funding given to us or, in most cases, 15 years and in one case, 10 years. The aggregate funding amount to be recouped by NRCan is approximately $641,000. We retain all intellectual property rights in the projects, provided that we pursue the commercialization of the intellectual property, subject to a non-exclusive royalty-free licenses granted to NRCan in perpetuity to use or sublicense the intellectual property rights, should we decide not to commercialize the technology. One of these agreements was amended in early 2000 to add the Canadian Department of National Defence as a contributor of funds.

         National Research Council Canada. In 1998, we entered into an agreement with the National Research Council Canada, or the NRC, under which the NRC agreed to contribute up to approximately $27,000 toward the development of an advanced modular client/server fuel cell automated test station mainframe and satellite. The NRC has no right to receive royalties under the agreement. In 1999, we entered into another agreement with the NRC pursuant to which the NRC agreed to contribute up to approximately $329,000 toward the development of fuel cell automated test stations for residential fuel cells. Under this agreement, from April 1, 2005 to January 1, 2008, the NRC has the right to receive a quarterly royalty of 1.3% of our gross revenue, up to a total of approximately $493,500. If the NRC's contribution to the project is not recouped by 2008, we will be obligated to pay royalties until the earlier of full repayment or April 1, 2015

         Universite du Quebec a Trois-Rivieres. In 1996, we entered into an agreement with the Universite du Quebec a Trois-Rivieres, or UQTR, pursuant to which we contributed approximately $21,000 to UQTR to aid in the development of the HyTEF system. Under this agreement, UQTR has a right to receive a royalty of 4% of the total sales generated by the technology developed under that project until September 2006. We retain rights to all intellectual property developed in connection with the project. Amounts payable to UQTR are not capped under this agreement.

         The Government of Canada. In the first quarter of 2001, we entered into a contribution agreement with the Government of Canada, pursuant to which the Government of Canada, through the Climate Change Action Fund and NRCan, agreed to contribute up to Cdn.$2 million to be used in the development of a 50 kW fuel cell power generator fueled by natural gas. The total project cost is Cdn.$6,000,000 over two years. The Technology Early Action Measures (TEAM) component of the Climate Change Action Fund is contributing Cdn.$1.6 million to the project and NRCan is contributing Cdn.$400,000. We are contributing Cdn.$4,000,000 to the project. Under this agreement, NRCan receives a royalty equal to 4% of all revenue we receive for the licensing and sale of the intellectual property related to this project. This royalty right expires upon the earlier of NRCan recouping the amount of the funding given to us or 10 years. We retain all intellectual property rights in this project, provided that we pursue the commercialization of the intellectual property, subject to a non-exclusive royalty-free license granted to Canada in perpetuity to use or sublicense the intellectual property rights, should we decide not to commercialize the technology.

COMPETITION

         We expect to compete against current conventional technologies, other fuel cell developers and other alternative power sources in all of our targeted markets. In the fuel cell industry, we expect to compete in both the fuel cell system and the fuel cell automated test station areas.

         Fuel Cell Automated Test Stations. In the fuel cell automated test station area, we compete primarily on the basis of product features, performance, reliability and price. A number of companies currently manufacture fuel cell automated test stations. These companies include Emprise Corporation, ElectroChem, Inc. and Lynntech Inc. In addition to the companies which currently manufacture test stations, most large fuel cell developers and original equipment manufacturers have some degree of internal test station development.

         Fuel Cell Systems. When we begin commercial production of fuel cell systems and subsystems, we expect to compete with companies who currently have fuel cell and fuel cell system development programs. Companies involved in fuel cell development programs include Ballard Power Systems Inc., United Technologies Corporation, Analytic Power Corporation, DeNora spa, Energy Partners, Inc., General Motors Corporation, Honda Motor Co. Ltd., H Power Corp., International Fuel Cells Corporation, Northwest Power Systems, LLC, Plug Power Inc., Toshiba Corporation, the Toyota Motor Corporation, Giner, Inc. and Proton Energy Systems Inc. Companies with programs for fuel cells other than PEM fuel cells include Fuel Cell Energy Inc., Fuji Electric Co., Ltd., Global Thermoelectric Inc., Hitachi, Ltd. and International Fuel Cells Corporation.

         A number of corporations, national laboratories and universities in the United States, Canada, Europe, Japan and elsewhere also possess fuel cell technology. Many of our competitors have financial, technological and personnel resources far greater than ours and represent significant competition.

GOVERNMENT REGULATION

         Currently, the only regulations we encounter are the regulations that are common to all businesses, such as employment legislation, implied warranty laws, and environmental, health and safety standards. The principal environmental legislation regulating our operations is the Ontario Environmental Protection Act. We maintain a policy of operating our business in compliance with all government regulations.

         It is likely that we will encounter industry-specific government regulations in the future in many of the jurisdictions in which we operate. It may become the case that regulatory approvals will be required for the design, installation and possibly operation of stationary and mobile fuel cell systems. To the extent that there are delays in gaining regulatory approval, our development and growth may be constrained. We intend to comply with any industry-specific regulations governments put in place.

LEGAL PROCEEDINGS

         We are not currently subject to any material legal proceedings; however, we may from time to time become a party to various legal proceedings arising in the ordinary course of business.

                  C.       ORGANIZATIONAL STRUCTURE.

We have two wholly-owned subsidiaries: Hydrogenics USA, Inc., incorporated under the laws of the State of Delaware, and Hydrogenics Japan Inc., incorporated under the laws of the Province of Ontario.

                  D.       PROPERTY, PLANTS AND EQUIPMENT.

                  We manufacture our products at our registered and head office at 5985 McLaughlin Road, Mississauga, Ontario, Canada L5R 1B8. This facility is approximately 95,000 square feet. We moved to this facility in October 2000, and our lease for this facility expires in August 2005. Our main activities at this facility involve the manufacture of our test station products and research and development of our fuel cell products.

         On occasion, we outsource some of the manufacturing that we require to local operators who produce prototype components to our specifications. We also outsource to third party manufacturers the production of components, for example, steel frames and enclosures used in FCATS production. We believe that this practice allows us to manage our capital costs and to focus on our core business.

         In July 2000, we opened a sales office in Japan. This office coordinates our sales, service and marketing efforts in the Asia-Pacific region.

         In December 2000 we leased a 9,600 square foot facility in Rush, New York. We intend to use this facility to perform testing and engineering services on behalf of one of our largest customers. The lease for this facility expires in December 2004.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

         The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and the notes to those statements included elsewhere in this annual report which have been prepared in accordance with generally accepted accounting principles, or GAAP, in Canada. Differences between Canadian GAAP and GAAP in the United States are discussed in note 19 to our financial statements for the years ended December 31, 1999 and 2000. All financial information is reported in U.S. dollars unless otherwise noted. This discussion contains forward-looking statements that involve risks and uncertainties.

OVERVIEW

         During the year 2000, we continued to concentrate our efforts on the development of fuel cell systems, components and subsystems targeted towards the broad transportation, stationary and portable power markets. During fiscal 2000 we expanded our expertise and knowledge of proton exchange membrane (PEM) fuel cell systems through the design, development and manufacture of our FCATS (Fuel Cell Automated Test System) product line. For fiscal 2000, operating revenue increased 230% to $8.9 million from $2.7 million for the comparable period in 1999. During fiscal 2000 we also expanded our FCATS product line as four new FCATS products were designed, built and sold, including an 85 kW system, a reformer system, a manufacturing verification system and a system targeted at the residential fuel cell market.

      During fiscal 2000, we increased our capacity and capability to meet the upcoming challenges of our industry by:

      - adding 50 employees to finish the year at 74, a pace of growth we expect to continue into 2001, as manufacturing and research requirements continue to grow;

      - increasing our manufacturing and production space to 95,000 square feet from 13,500 square feet;

      - expanding our sales and marketing efforts by establishing an Asia-Pacific sales office in Japan;

      -     completing an initial public offering of our common shares; and

      - completing the year with a strong balance sheet, including $77.4 million in cash and cash equivalents.

RESULTS OF OPERATIONS

COMPARISON OF YEARS ENDED DECEMBER 31, 2000 AND 1999

Revenues

         Revenues increased to $8.9 million for the year ended December 31, 2000 compared to $2.7 million for the year ended December 31, 1999. The increase in revenues was primarily due to increased demand for our FCATS products from our existing customers. We also expanded our customer base during this period which resulted in additional revenue.

         We continue to generate much of our revenue from a small number of our customers. Revenues from our three largest customers accounted for 78% and 80% of our total revenues for the years ended December 31, 2000 and 1999 respectively.

         The majority of our revenues is recognized on a percentage of completion basis due to the length of the build cycle of our FCATS product line. As we standardize our manufacturing processes and reduce our build cycle, we expect that a greater percentage of our revenue will be recognized when products are delivered.

         We anticipate continued revenue growth from our FCATS product line as our existing and future customers expand their fuel cell development programs. We also anticipate that revenues from system integration and, to a lesser extent, full power systems production will increase in 2001 and beyond as we apply the extensive knowledge we have gained in designing and manufacturing our FCATS product line toward these larger market opportunities.

Cost of revenue

         As a result of a significant increase in revenues, cost of revenues increased to $6.5 million for the year ended December 31, 2000 compared to $2.1 million for the year ended December 31, 1999. Cost of revenues consist of materials, direct labor costs and benefits, indirect labor costs and benefits relating to engineering and design and overhead costs. We realized a gross margin of $2.4 million, or 27% of revenues, for the year ended December 31, 2000 compared to $0.6 million or 21% of revenues for the year ended December 31, 1999. A number of variables beyond our control can impact our gross margin, for example the volume and the timing of orders, the degree of customization required by our customers, and the product mix at any one time.

Selling, general and administration

         Selling, general and administrative (SG&A) expenses increased to $2.1 million for the year ended December 31, 2000, compared to $0.5 million for the year ended December 31, 1999. SG&A expenses consist primarily of wages and salaries of our sales, marketing and corporate staff, professional fees, corporate travel, insurance and facilities costs.


         The increase in SG&A expenses in 2000 is attributable to a number of items, including:

      - an increase in insurance, professional fees and investor relations expenses of approximately $0.4 million, associated with our change of status from a private company to a public company;

      - an increase in utilities and rent of approximately $0.3 million, resulting from the move to our new 95,000 square foot facility during the fourth quarter of 2000;

      - an increase in sales and marketing expenses of approximately $0.2 million, reflecting an expansion of our sales and marketing staff and the opening of our Asia Pacific office in Tokyo during the third quarter;

      - an increase of approximately $0.32 million, reflecting the hiring of additional employees during the year to facilitate our manufacturing and development initiatives.

      We anticipate that SG&A will continue to increase in 2001, although at a slower pace than in 2000. We expect that increases in SG&A expenses in 2001 will result from continued staff expansion and the effect of a full year of occupancy costs associated with operating in our new facility.

Research and development

         Research and development expenses, excluding grants, increased to $0.9 million for the year ended December 31, 2000, compared to $0.4 million for the year ended December 31, 1999. Research and development costs consist of materials, labor costs and benefits, depreciation on research and development equipment, legal fees for the protection of intellectual property and an allocation of overhead attributable to research and development.

         We anticipate that research and development expenses will increase significantly in 2001 as we focus our efforts on the commercial and practical applications of our technology. Funding for research and development will come from our cash reserves and external sources such as government research grants.

Accrued dividend and amortization of discount on preferred shares

         Expenses related to the accrued dividend and amortization of discount on our preferred shares increased to $0.3 million for the year ended December 31, 2000 compared to $0.1 million for the comparable period in 1999. This increase is directly attributable to the issuance of preferred shares in January 2000. Under Canadian GAAP our preferred shares were treated, in part, as debt and the accrued dividends and discounts associated with such debt were amortized, reflecting an expense on our financial statements. Upon the closing of our public offering, all issued and outstanding preferred shares were automatically converted into common shares. As a result we will no longer incur expenses associated with these preferred shares.

Provincial capital tax
         As a result of the proceeds realized on the closing of our initial public offering, our total assets have increased to a level that exceeds the small business classification under Ontario tax legislation. As a result we are now subject to a provincial capital tax on our total assets. Under Canadian GAAP this is not classified as income tax expense. For the year ended December 31, 2000 this amount was $0.3 million. In prior years we were not subject to this tax.

Interest and bank charges

         Interest income, net of bank charges and interest paid increased to $0.8 million for the year ended December 31, 2000, compared to $9,000 for the year ended December 31, 1999. This increase is primarily attributable to the interest earned on the investment of the proceeds of our initial public offering. We anticipate a significant increase in interest income, reflecting a full year of interest on the short term investments we hold. Our investments are held exclusively in short term Canadian or U.S. government securities.

Foreign exchange loss

         We incurred a foreign exchange loss of $1.3 million for the year ended December 31, 2000, as a result of a strengthening of the Canadian dollar against the U.S. dollar in the fourth quarter of 2000. The loss arises primarily because the Canadian dollar is our functional currency and the majority of our cash or cash equivalents are held in U.S. dollar short term investments. There were no significant foreign exchange gains or losses in prior years.

Income taxes

         Income taxes increased to $0.2 million for the year ended December 31, 2000 compared to a recovery of income tax of $1,000 for the year ended December 31, 1999. The increase is attributable to the Federal large corporations tax on capital, which was triggered by the significant increase in our net assets. Large corporations tax is imposed at a rate of 0.225 percent of an adjusted net assets amount. This tax is considered an income tax for disclosure purposes.

         We were not subject to any tax on income during the year ended December 31, 2000, due to our net loss for the year. Our effective tax rate changed during fiscal 2000, reflecting our change of status from a Canadian controlled private corporation to a public company. Income of Canadian controlled private corporations can be taxed at a lower rate than income of public companies. The change in our effective tax rate will have an impact on future income tax payable.

Net income (loss)

         Net loss increased to $1.7 million for the year ended December 31, 2000 compared to $0.2 million for the year ended December 31, 1999. Most of this increase is attributable to the foreign exchange loss of $1.3 million, increased SG&A and research and development expenses.

         Loss per share increased to ($0.08) for the year ended December 31, 2000 compared to a loss of ($0.01) for the year ended December 31, 1999. The weighted average number of shares used in calculating the loss per share increased to 22.3 million shares for fiscal 2000, reflecting our public offering on November 1, 2000. The number of common shares outstanding at December 31, 2000 was 35.6 million. Options granted under our stock option plan have not been included in the calculation of the fully diluted loss per share, as the effect would be anti-dilutive. As at December 31, 2000, there were 3.9 million options issued and outstanding, of which 2.0 million were exercisable.

COMPARISON OF YEARS ENDED DECEMBER 31, 1998 AND 1999

      Revenues

         Revenues increased to $2.7 million in 1999, compared to $0.7 million in 1998. This increase of $2.0 million is attributable primarily to increasing unit sales of FCATS. We recognized revenue on a percentage completion basis in 1998 and 1999 relating to four and 26 FCATS units, respectively, which were completed or partially completed in those years.

      Cost of revenues

         Cost of revenues increased to $2.1 million in 1999, compared to $0.4 million in 1998. This increase primarily reflects costs associated with increased production of FCATS units. Approximately $87,000 of the costs in 1999 is attributable to the establishment of a product warranty reserve charge. 1999 was the first year we accrued a warranty reserve charge. Our policy is to accrue a warranty reserve charge as revenue is recognized. The amount of the warranty reserve charge for 1999 was based on an estimate of future claims and was not based on historical or actual claims presented to us.

      Selling and marketing expenses

         Selling and marketing expenses in 1999 increased to $0.1 million, compared to $38,000 for 1998. This increase reflects the expansion of our infrastructure during the period to support sales growth and the commercialization of our products, primarily in the United States, Europe and Asia. Specific expenses include salaries for additional marketing personnel and increased travel costs, which accounted for the increase.

      General and administrative expenses

         General and administrative expenses in 1999 increased to $0.4 million, compared to $51,000 in 1998. This increase includes expenses incurred in moving to larger premises in 1999 of approximately $64,000, the hiring of 19 additional employees of approximately $226,000 and professional advisory expenses of approximately $26,000. The remaining $42,000 represents expenses incurred in continuing to build our infrastructure.

      Research and development expenses

         Research and development expenses excluding research and development grants in 1999 increased to $0.4 million, from $0.1 million in 1998. This increase is attributable to higher personnel and materials expenditures incurred in the expansion of our existing research programs and lower investment tax credits.

         In 1999, we received approximately $0.3 million in research and development grants from various governmental and educational entities for specific research and development projects. In 1998, we received approximately $50,000 in research and development grants from various governmental and educational entities for specific research and development projects

LIQUIDITY AND CAPITAL RESOURCES

         At December 31, 2000, we held cash and short-term investments of $77.4 million, compared to $0.5 million at December 31, 1999. As a result of a private placement of our preferred shares, which closed on January 24, 2000, we received proceeds of approximately $3.6 million. Our cash position further increased by the completion of an initial public offering of our common shares which closed November 1, 2000. Pursuant to this offering we issued 7 million common shares at $12.00 per share, for net proceeds (after commissions and expenses relating to the offering) of approximately $76.2 million. Cash and cash equivalents accounted for 93% of our total assets at December 31, 2000 compared to 23% of our total assets at December 31, 1999.

         Cash used in operations for the year ended December 31, 2000 increased to $1.2 million, compared to $0.1 million used in the year ended December 31, 1999. The majority of cash was used to fund non-cash working capital, specifically accounts receivable and inventories.

         Accounts receivable increased as a result of increased revenue from our FCATS products. Inventory increased commensurate with our initiatives to decrease the manufacturing build cycles of our FCATS products. A contributing factor to the long build cycles is the delay in receiving materials from our suppliers.

         Our capital requirements will be affected by many factors, including the success of our current product offerings, the ability to enhance our current products and our ability to develop and introduce new products that keep pace with technological developments in the marketplace. However, with cash and cash equivalents of over $77 million we believe that we have the resources necessary to meet projected capital expenditures for 2001 and 2002, without the need to raise additional funds.

         Our current budget for 2001 includes a capital budget of $7.0 million to purchase equipment, primarily for our research and development programs.

CAPITAL EXPENDITURES

         Capital expenditures increased to $1.5 million for the year ended December 31, 2000 compared to $0.3 million for the year ended December 31, 1999. This increase is attributable to equipment and facility expenditures related to outfitting our new facility and our expanded research and development efforts. During fiscal 2000 we manufactured 6 FCATS for our own research and development program along with other external capital expenditures.

         Capital expenditure plans for 2001 and subsequent years will result in further investment in capital assets as we continue our manufacturing and development initiatives.

DISCLOSURE ABOUT MARKET RISK

         Our functional currency is the Canadian dollar. Effective December 31, 1999, we adopted the U.S. dollar as our reporting currency and the financial information included in this annual report for 2000 and prior years has been presented in U.S. dollars in accordance with a translation of convenience method using the exchange rate at December 31, 2000, as set forth in note 2 of our financial statements for the years ended December 31, 1999 and 2000. For periods subsequent to December 31, 1999, Canadian dollar amounts have been translated into U.S. dollars using the current rate method, as set forth in note 2 of our financial statements for the years ended December 31, 1999 and 2000.

         Exchange rate fluctuations may cause fluctuations in our quarterly results. We transact business internationally in multiple currencies. In particular, a significant portion of our cost of revenues consists of materials purchased in U.S. dollars, which is only partially offset by revenues generated in U.S. dollars. We do not currently engage in any hedging transactions related to our exchange rate risk. Accordingly, gains and losses on the conversion of foreign payments may contribute to fluctuations in our results of operations and fluctuating exchange rates could cause reduced revenue and gross margins from our international sales.

         Our cash equivalents and investments, all of which have maturities of less than one year, may expose us to market risk. Our investments are held exclusively in short-term Canadian or U.S. government securities. The fair value of these securities approximates their cost.

ITEM 6.           DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

                  A.       DIRECTORS AND SENIOR MANAGEMENT.

         The following table sets forth information with respect to our executive officers and directors as of the date of this annual report:

        Name               Age                   Position
        ----               ---                   --------
Pierre Rivard..........     45     President, Chief Executive Officer and Director
Norman M. Seagram......     66     Chairman of the Board of Directors
Boyd J. Taylor.........     41     Vice President Sales and Marketing and Director
Joseph Cargnelli.......     31     Vice President Technology and Director
Robert Edwards.........     43     Vice President Finance and Treasurer
Dr. Ravi B. Gopal......     40     Vice President Engineering, Electronics and Controls
Don J. Morrison........     40     Director
Donald J. Lowry........     48     Director
Dr. Robert Lee.........     76     Director
Charley Pappas.........     43     Vice President of Operations
Jonathan Lundy.........     37     Vice President Corporate Affairs and Corporate
                                   Secretary

         PIERRE RIVARD is one of our founders and has served as our President and a director since the inception of our fuel cell related business in August 1995. Mr. Rivard has served as our Chief Executive Officer since July 2000. From June 1994 to July 1995, Mr. Rivard served as a research engineer at the University of Toronto with the Department of Mechanical Engineering. Mr. Rivard earned a Master's degree in Mechanical Engineering from the University of Toronto, a Master's degree in Business Administration from the University of Western Ontario, and a Bachelor's degree in Mechanical Engineering from the Royal Military College of Canada. Mr. Rivard resides in Toronto, Ontario.

         NORMAN M. SEAGRAM was elected Chairman of our board of directors in July 2000. Mr. Seagram is President of Sportsco International LP. Prior to joining Sportsco in February 2001, Mr. Seagram was President and Chief Executive Officer of Molson Inc., a brewery and entertainment company from September 1996 to May 1997. From October 1992 to August 1996, Mr. Seagram was Chairman and Chief Executive Officer of Air Liquide Canada, Inc., a producer of industrial gases. Mr. Seagram is currently Vice-Chairman of Tennis Canada and serves as a director on the boards of VitalAire Company, the AR Plus Group, the Toronto Symphony Orchestra, Trinity College School and the Canadian Foundation of International Management. Mr. Seagram also serves on the International Advisory Council of INSEAD, France, and on the advisory boards of Exclamation International Inc., the Business Fund for Canadian Studies in the United States, and the Faculty of Applied Science and Engineering, University of Toronto. Mr. Seagram resides in Toronto, Ontario.

         BOYD J. TAYLOR is one of our founders and has served as a director since January 1996. Mr. Taylor served as our Secretary from January 1996 until July 1999 and was appointed as our Vice President Sales and Marketing in July 2000. From January 1993 to September 1995, Mr. Taylor was Manager of Sales and Marketing of Aquatic Telemetry Systems at Lotek Engineering Inc., a manufacturer of terrestrial and aquatic telemetry systems. Mr. Taylor earned a Bachelor's degree in Electrical Engineering from Memorial University. Mr. Taylor resides in Aurora, Ontario.

         JOSEPH CARGNELLI is one of our founders and has served as a director since January 1996. Mr. Cargnelli served as our Treasurer from January 1996 until July 2000. Mr. Cargnelli was appointed as our Vice President Technology in July 2000. Mr. Cargnelli earned both a Master of Applied Science degree in Mechanical Engineering and a Bachelor of Applied Science degree in Mechanical Engineering from the University of Toronto. From April 1992 to April 1993, Mr. Cargnelli served as a Research Engineer with the Laboratory of Advanced Concepts in Energy Conversion Inc., a laboratory engaged in the research, development and demonstration of alkaline fuel cells and hydrogen storage methods. Mr. Cargnelli resides in Toronto, Ontario.

         ROBERT EDWARDS joined us in July 1999 as our Vice President Finance. Mr. Edwards has served as our Treasurer since July 2000. From January 1999 to July 1999, Mr. Edwards served as one of our directors as a nominee of Working Ventures Canadian Fund Inc. From November 1996 to July 1999, Mr. Edwards was employed by Working Ventures Canadian Fund Inc. as a Portfolio Manager and Vice President of Investments. Mr. Edwards earned a Masters degree in Business Administration from the University of Western Ontario and a Bachelor of Applied Science degree from the University of British Columbia. Mr. Edwards resides in Oakville, Ontario.

         DR. RAVI B. GOPAL joined us in May 1998 and was appointed Vice President of Engineering, Electronics and Controls in June 1999. Dr. Gopal was employed by the University of Quebec, Trois-Rivieres as a Post-Doctoral Fellow from October 1991 to May 1994, a Research Associate from June 1994 to May 1998 and as a member of the teaching faculty from January to May 1998. Dr. Gopal received his Ph.D. from the Indian Institute of Science. Dr. Gopal resides in Toronto, Ontario.

         DON J. MORRISON joined our board of directors in September 2000. Mr. Morrison is Senior Vice President of Investments with Working Ventures Canadian Fund Inc., a Canadian venture capital fund. Prior to joining Working Ventures in July 1995, Mr. Morrison was a principal in the Financial Advisory Services Group of PricewaterhouseCoopers LLP. Mr. Morrison represents Working Ventures on our Board of Directors and on a number of private and public companies with a focus on manufacturing, transportation and technology sectors. Mr. Morrison is a chartered accountant. Mr. Morrison resides in Toronto, Ontario. Mr. Morrison was originally appointed to our board by Working Ventures Canadian Fund Inc. in accordance with the terms of our Amended and Restated Unanimous Shareholders' Agreement, which expired upon completion of our initial public offering.

         DONALD J. LOWRY joined our board of directors in July 2000. Since February 1998, Mr. Lowry has been President and Chief Executive Officer of EPCOR Utilities Inc., an essential services utility. From May 1997 to January 1998, Mr. Lowry served as Chairman of Alta Telecom Inc., a telecommunications company. From March 1993 to May 1997, Mr. Lowry served as President and Chief Operating Officer of Telus Communications Inc., a telecommunications company. Mr. Lowry currently serves as a director on the board of the Canadian Electrical Association, Sasktel International, Imperial Rubber Co. Ltd., Total Telecom Inc. and Encore Energy. Mr. Lowry earned both a Master's degree in Business Administration and a Bachelor of Commerce degree from the University of Manitoba. Mr. Lowry resides in Edmonton, Alberta.

         DR. ROBERT LEE joined our board of directors in January 1999 and served as Chairman until July 2000. Prior to January 1999, Dr. Lee was a member of our Advisory Board. Dr. Lee has worked for Air Liquide Canada since 1947. Since 1990, Dr. Lee has been an independent technical advisor to Air Liquide Canada and several of its subsidiaries, as well as to various other institutions, including the University of British Columbia-Center for Metallurgical Processing and the American Iron and Steel Institute/Department of Energy. Since 1985, Dr. Lee has served as a director and the Vice President of Technology of Q.S. Oxygen Process Inc. Dr. Lee has been involved in the development of more than 25 inventions, securing over 200 patents. In 1998, Dr. Lee received an honorary Doctorate of Science from McGill University for innovative contributions to the metallurgical industry. Dr. Lee resides in Calgary, Alberta.

         CHARLEY PAPPAS joined us in April 2000 as our Director of Engineering Operations and was appointed Vice President of Operations in September 2000. From October 1992 to April 2000, Mr. Pappas was employed with The Electrolyser Corporation Limited, a manufacturer of hydrogen generators, where he served as Senior Design Engineer from 1992 to 1994, and Vice-President of Engineering from 1994 to 1999. From 1991 to 1992, Mr. Pappas was President and Project Manager with Phalanx Engineering Inc., an engineering consultant to the industrial gas business. From 1981 to 1991, Mr. Pappas was employed by Union Carbide Canada Limited in a number of positions. Mr. Pappas resides in Scarborough, Ontario, and is a Member of the Professional Engineers of Ontario.

         JONATHAN LUNDY joined us in October 2000 as our Vice President Corporate Affairs and Corporate Secretary. From August 1998 to October 2000 Mr. Lundy was employed at Osler, Hoskin & Harcourt LLP where he practiced corporate and securities law. From May 1996 to September 1998 Mr. Lundy was employed with Heenan Blaikie where he practiced corporate law. Mr. Lundy earned a Bachelor of Laws degree and a Bachelor of

Arts degree from the University of Western Ontario. Mr. Lundy is a member of the Upper Canada Law Society. Mr. Lundy resides in Oakville, Ontario.

                  B.       COMPENSATION.

COMPENSATION OF OFFICERS

         For the year ended December 31, 2000, our aggregate cash compensation payments to our executive officers and directors for services rendered in these capacities was approximately $291,192.

         The following table provides a summary of compensation earned during the last three financial years by our executive officers at the end of the financial year ended December 31, 2000:

                                                         Annual Compensation               Long-Term
                                                                                          Compensation
                                                                                           Awards(1)
                                                --------------------------------------   -------------
    Name and Principal Position        Year      Salary      Bonus     Other               Securities        All other
                                                                       Annual            Under Options     Compensation
                                                                       Compensation(2)
-----------------------------------------------------------------------------------------------------------------------
                                                (U.S.$)     (U.S.$)        (U.S.$)            (#)             (U.S.$)
-----------------------------------------------------------------------------------------------------------------------
Pierre Rivard,                         2000      57,208      6,544            0                0                 0
President, Chief Executive Officer     1999      51,964        0              0                0                 0
                                       1998      47,946        0              0                0                 0
Boyd Taylor,                           2000      57,289      6,544            0                0                 0
Vice President, Sales & Marketing      1999      51,964        0              0                0                 0
                                       1998      47,946        0              0                0                 0
Joseph Cargnelli,                      2000      57,208      6,544            0                0                 0
Vice President, Technology             1999      51,964        0              0                0                 0
                                       1998      47,946        0              0                0                 0
Robert Edwards(3),                     2000      57,208      6,544            0              92,967              0
Vice President, Finance                1999      21,652        0              0            1,394,533             0
Dr. Ravi Gopal,                        2000      56,967      6,544            0             857,500              0
Vice President, Engineering,           1999      45,483        0              0                0                 0
Electronics and Control                1998      28,407        0              0                0                 0
Charley Pappas(3),                     2000      47,796      3,272            0              35,000              0
Vice President, Operations
Jonathan Lundy(3),                     2000      14,724       272             0              70,000              0
Vice President, Corporate Affairs
and Corporate Secretary

(1) The Corporation has not granted any Restricted Shares or Restricted Share Units, Stock Appreciation Rights or Long-Term Incentive Plan Payouts.

(2) Benefits do not exceed the lesser of $50,000 and 10% of the total annual salary and bonuses for any of the Named Executive Officers.

(3) Mr. Edwards joined the Corporation in July 1999. Mr. Pappas joined the Corporation in April 2000. Mr. Lundy joined the Corporation in October 2000.


EMPLOYMENT AGREEMENTS

         We have employment agreements with the following executive officers:
Pierre Rivard, Boyd Taylor, Joseph Cargnelli and Dr. Ravi Gopal. In respect of these agreements, we have agreed to provide these officers with annual salaries in 2001 ranging from Cdn.$135,000 to Cdn.$160,000 per annum. In addition, each agreement provides for an initial term of two years ending April 20, 2003, with automatic two year extensions thereafter unless otherwise terminated pursuant to the terms of such agreement. These agreements also provide for payments of varying amounts not exceeding 24 month's salary in lieu of notice if the executive officer is terminated without cause from his position at any time during the term of the agreement. Upon termination resulting from a change of our control, each executive officer will be entitled to receive an amount equal to 24 month's salary. In addition, upon termination resulting from a change of our control, all unvested options shall become immediately exercisable for a period of ninety days from the date of termination.

         We also have an employment agreement with Robert Edwards, also an executive officer. Under the terms of this agreement, a portion of Mr. Edwards' unvested options shall vest immediately upon termination resulting from a change of our control.

COMPENSATION OF DIRECTORS

         Each of our non-employee directors is paid an annual fee of Cdn.$10,000 for his services as a director. Non-employee directors who serve as Committee Chairs are paid an additional annual fee of Cdn.$1,000. The chairman of the board of directors is paid an annual fee of Cdn.$12,000 for his services, and an attendance fee of Cdn.$900 for each board meeting attended. In addition, non-employee directors receive an attendance fee of Cdn.$700 for each board and committee meeting attended. Each committee chair receives an additional attendance fee of Cdn.$200 for each committee meeting attended.

         Our non-employee directors are also reimbursed for their reasonable out-of-pocket disbursements incurred on the business of the Corporation and are also eligible to receive stock options in accordance with the recommendations of the Management Development and Compensation Committee. Two of our non-management directors, Donald Lowry and Norman Seagram, were granted options to purchase 4,200 and 4,900 of our common shares, respectively, in connection with their agreements to serve on our board. Dr. Robert Lee, another of our non-management directors, was granted options to purchase 108,500 of our common shares in connection with his service as our Chairman from January 1999 to July 2000.

                  C.       BOARD PRACTICES.

COMPOSITION OF THE BOARD OF DIRECTORS

         Our board of directors currently consists of seven members, four of whom are non-management directors. Our articles provide that we may have between three and nine directors on our board. Each of our directors holds office until the next annual meeting of shareholders and until the director's successor is elected and qualified, or until the director's earlier death, resignation or removal.

COMMITTEES OF THE BOARD OF DIRECTORS

         Our board of directors has a Management Development and Compensation Committee, an Audit Committee and a Nomination and Corporate Governance Committee.

         Management Development and Compensation Committee. The Management Development and Compensation Committee reviews and makes recommendations to our board concerning the terms of the compensation packages provided to our employees, including our executive officers, the terms of any bonus or other awards provided to our employees, including our executive officers, and makes recommendations to our board regarding new executive officer appointees. Our Management Development and Compensation Committee also administers our current stock option arrangements. The members of our Management Development and Compensation Committee are Norman Seagram, Donald Lowry and Pierre Rivard.

         Audit Committee. The Audit Committee oversees the retention, performance and compensation of our independent auditors, and oversees and establishes procedures concerning our systems of internal accounting and auditing control. The members of our Audit Committee are Norman Seagram, Donald Lowry and Robert Lee. We may modify the composition of our Audit Committee to ensure compliance with the rules promulgated by the Securities and Exchange Commission, The Nasdaq Stock Market, Inc. and The Toronto Stock Exchange.

         Nomination and Corporate Governance Committee. The Nomination and Corporate Governance Committee evaluates and assesses the effectiveness of our board, our individual directors and our board committees, establishes procedures for identifying new nominees to the board, recruits and recommends new nominees to the board and develops and monitors our approach to corporate governance issues. The members of our Nomination and Corporate Governance Committee are Norman Seagram, Donald Lowry and Pierre Rivard.

                  D.       EMPLOYEES.

         As of December 31, 2000, we employed 74 persons, up from 24 as at December 31, 1999, all of whom are full-time employees. Approximately 30 of our employees are professional staff, including engineers, scientists, and other professionals. Our employees are not represented by a labor union. We believe that our relationship with our employees is good. As at December 31, 1998 we employed 10 persons.

                  E.       SHARE OWNERSHIP.

         The following table sets forth certain information concerning the share ownership of our directors and executive officers as of May 11, 2001:

                                      Number of Common                                             Percentage of
                      Number of       Shares Which May    Range of Exercise        Range of        Common Shares
                        Common       Be Acquired Under    Price of Options     Expiration Dates    Beneficially
Name                 Shares Owned     our Option Plan          ($Cdn.)            of Options           Owned
----                 ------------     ---------------          -------            ----------           -----
Pierre Rivard         6,562,500              0                   N/A                  N/A             18.48%
Norman M. Seagram       16,200             14,900            $5.00-$8.70         August 2010-          0.05%
                                                                                 January 2011
Boyd J. Taylor        6,572,500              0                   N/A                  N/A             18.48%
Joseph Cargnelli      6,562,500              0                   N/A                  N/A             18.48%
Robert Edwards            0              1,487,500           $0.05-$0.29         January 2010
Ravi B. Gopal             0               857,500            $0.05-$8.70         January 2010
Don J. Morrison          500               10,000               $8.70            January 2011          0.00%
Donald J. Lowry         1,000              14,200            $5.00-$8.70         August 2010-          0.00%
                                                                                 January 2011
Robert Lee                0               118,500            $0.29-$8.70         January 2010-
                                                                                 January 2011
Charley Pappas          3,900              35,000               $4.64             April 2010           0.01%
Jonathan Lundy            0                70,000              $11.43            October 2010

OPTION GRANTS DURING FISCAL 2000

         We granted options under our stock option plan to our senior executive officers during the year ended December 31, 2000 as follows:

                                                                               Fair Value
                                        % of Total                           Of Securities
                     Securities      Options Granted                           Underlying
                    Under Options      to Employees        Exercise or       Options On the
                       Granted         In Financial        Base price        Date Of Grant          Expiration
       Name              (#)               Year         (Cdn.$/Security)    (Cdn.$/Security)           Date
-----------------------------------------------------------------------------------------------------------------
Pierre Rivard             0                 0%                 N/A                N/A                  N/A
Boyd Taylor               0                 0%                 N/A                N/A                  N/A
Joseph Cargnelli          0                 0%                 N/A                N/A                  N/A
Robert Edwards         65,625             3.65%               $0.29              $1.50          January 24, 2010
                       27,342                                 $0.05              $1.50          January 24, 2010
Dr. Ravi Gopal         420,000            33.67%              $0.29              $1.50          January 24, 2010
                       437,500                                $0.05              $1.50          January 24, 2010
Charley Pappas         35,000             2.51%               $4.64              $14.29           June 16, 2010
Jonathan Lundy         70,000             5.02%              $11.43              $14.29         October 31, 2010


OPTIONS EXERCISED IN FISCAL YEAR 2000

         The following table details information with respect to all options of the Corporation exercised by our executive officers during the fiscal year ended December 31, 2000, and all options held by our Executive Officers and outstanding on December 31, 2000:

Aggregated Options Exercised during the most recently completed Financial Year and Financial Year-End Option Values

                                                                        Value of
                                                                       Unexercised
                                                  UnExercised         In-the-money
                                                    Options              Options
                    Securities     Aggregate       At FY-End            At FY-End
                    Acquired on      Value            (#)                (Cdn.$)
                     Exercise      Realized      Exercisable/         Exercisable/
    Name                (#)         (Cdn.$)      Unexercisable        Unexercisable
--------------------------------------------------------------------------------------
Pierre Rivard           N/A           N/A             N/A                  N/A
Boyd Taylor             N/A           N/A             N/A                  N/A
Joseph Cargnelli        N/A           N/A             N/A                  N/A
Robert Edwards           0             0        809,376/678,124    4,726,725/3,878,275
Dr. Ravi Gopal           0             0        507,500/350,000    2,952,500/2,052,500
Charley Pappas           0             0           0/35,000             0/47,600
Jonathan Lundy           0             0           0/70,000                0/0

DIRECTOR, EMPLOYEE AND CONSULTANT STOCK OPTIONS

         As of March 31, 2001, our executive officers, directors, employees and consultants held options to purchase an aggregate of 3,931,100 of our common shares. Our executive officers held options to acquire 2,450,000 of these common shares, exercisable at prices ranging from Cdn.$0.05 to Cdn.$11.43, expiring January 24, 2010 through October 31, 2010. Our directors who are not executive officers held options to acquire 157,600 common shares, exercisable at prices ranging from Cdn.$0.29 to Cdn.$8.70, expiring between January 24, 2010 through January 19, 2011. Our employees, excluding our executive officers, held options to acquire 1,323,500 common shares, exercisable at prices ranging from Cdn.$0.05 to Cdn.$18.12 expiring at dates ranging from January 24, 2010 to March 4, 2001.

         In 2000, the options granted to officers, directors and various employees have been at the exercise prices indicated below:

         - on January 24, 2000 we granted (i) Dr. Robert Lee, one of our directors who was also the Chairman of our Board on the date of the grant, 84,000 options at Cdn.$0.29 and 24,500 options at Cdn.$1.05, (ii) Dr. Ravi Gopal our Vice President Engineering, Electronics and Controls 420,000 options at Cdn.$0.29 and 437,500 options at Cdn.$0.05, (iii) Robert Edwards our Vice President Finance and Administration 65,625 options at Cd.$0.29 and 27,342 options at Cdn.$0.05, and (iv) various employees (other than officers and directors) an aggregate of 437,500 options at Cdn.$0.05, 280,000 options at Cdn.$0.29 and 147,000 options at Cdn.$1.05;

         - on April 19, 2000 we granted various employees (other than officers and directors) an aggregate of 168,000 options at Cdn.$1.05;

         - on June 16, 2000 we granted (i) Charley Pappas our Vice President of Operations 35,000 options at Cdn.$4.64, and (ii) various other employees (other than officers and directors) an aggregate of 80,500 options at Cdn.$1.05, 32,900 options at Cdn.$1.50, 21,000 options at Cdn.$2.11, 10,500 options at
                  Cdn.$2.23, 1,400 options at Cdn.$3.01, 7,000 options at Cdn.$3.38, 3,500 options at Cdn.$3.80 and 14,000 options at Cdn.$5.07;

         - on June 30, 2000 we granted (i) Donald Lowry, one of our directors, 4,200 options at Cdn.$5.00, (ii) Norman Seagram, one of our directors and the current Chairman of our Board, 4,900 options at Cdn.$5.00, and (iii) various employees (other than officers and directors) an aggregate of 65,450 options at Cdn.$5.00 and 4,200 options at Cdn.$4.29;

         - on September 11 we granted various employees (other than officers and directors) an aggregate of 10,500 options at Cdn.$6.43, 7,000 options at Cdn.$9.29, 3,150 options at Cdn.$10.00, 10,850 options at Cdn.$10.71 and 4,200 options at Cdn.$11.43;

         - on October 6, 2000 we granted various employees (other than officers and directors) an aggregate of 3,500 options at Cdn.$10.71, 10,500 options at Cdn.$11.43 and 8,400 options at Cdn.$12.14;

         - on October 28, 2000 we granted Jonathan Lundy our Vice President Corporate Affairs and Corporate Secretary 70,000 options at Cdn.$11.43;

         - on November 1, 2000 we granted various employees (other than officers and directors) an aggregate of 5,000 options at Cdn.$18.12; and

         - on December 15, 2000 we granted various employees (other than officers and directors) an aggregate of 17,000 options at Cdn.$5.85.

STOCK OPTIONS

         Since 1999, we have granted options to purchase our common shares to various employees, officers, directors and consultants. We formalized these grants in January 2000 by entering into stock option agreements with these individuals. These agreements generally provide that the options have a maximum term of ten years and vest over four years. In the event that an optionee's employment is terminated, the vested portion of any grant will remain exercisable for a period of 60 days after the date of termination. In the event of the death or incapacity of the optionee, the vested portion of any grant will remain exercisable for a period of 120 days following the date of death or incapacity. Unvested options expire upon the termination, death or incapacity of the optionee. If a change of control of our company occurs, the company through our board of directors has the power to amend the terms of each option to allow for the exercise of the unvested portion of each option prior to the completion of the change of control. Our stock option agreement with Mr. Edwards covering options to purchase 1,487,500 of our common shares at a weighted average exercise price of Cdn.$0.22 per share provides that all of Mr. Edwards' then unvested options subject to such agreement will immediately vest upon his termination without cause in connection with a change of control of our company.

NEW STOCK OPTION PLAN

         Our board approved a new stock option plan, which was implemented on November 1, 2000 by our Management Development and Compensation Committee. This plan grants to our board of directors or a committee of our board the discretion to grant options to purchase common shares to our employees, directors and consultants. The plan provides that options will have a maximum term of ten years, unless a shorter term is specified by our board, and will have an exercise price per share of not less than the fair market value of our common shares on the day immediately prior to the date of grant. Unless otherwise specified in the particular optionee's option agreement, options granted under the plan will vest over a period of three years with one third of the particular option grant vesting each year. Options granted under the plan may not be transferred or assigned by the optionee and upon any such transfer or assignment or attempted transfer or assignment, such options will terminate and be of no further force and effect. The total number of options approved for issuance under the new plan and all other established or proposed share compensation arrangements is 4,641,000.

         If an optionee's employment or term as a director or consultant with us is terminated without cause or the optionee voluntarily resigns, any vested options then held by the optionee may be exercised by the optionee for a period of 90 days from the applicable date of termination or resignation provided that the option does not expire prior to the end of the 90 day period. If an optionee's employment or term as a director or consultant with us is terminated for cause, all options then held by the optionee, whether vested or unvested, immediately expire and are cancelled on the applicable termination date. If an optionee that is an employee, director or consultant dies or becomes disabled or an optionee that is an employee or director retires, any vested options then held by the optionee may be exercised for a period of 180 days from the applicable date of death, disablement or retirement, provided that the option does not expire prior to the end of the 180 day period.

         If there is an amalgamation, combination, merger or other reorganization involving our company, the plan will allow the board to replace or modify any issued option in order to preserve proportionately the rights and obligations of all optionees. The board may also permit the vesting and exercise of any outstanding unvested option not otherwise exercisable upon the occurrence of events, for example, a change of control involving our company.

         In addition, no one person will be permitted to receive more than 5% of the common shares reserved for issuance pursuant to options granted under the plan.

ITEM 7.           MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

                  A.       MAJOR SHAREHOLDERS.

         The following table provides information regarding the beneficial ownership of our common shares as of March 31, 2001, as to each person or entity who beneficially owns more than 5% of our outstanding common shares. None of these shareholders has different voting rights than any of the Company's other shareholders.

         Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to the securities. Except as otherwise indicated, the persons named in the table have sole voting and investment power with respect to all common shares held by them. The number of common shares outstanding used in calculating the percentage for each listed person includes the common shares underlying options held by such person that are exercisable within 60 days of March 31, 2001, but excludes common shares underlying options held by any other person. Percentage ownership is calculated by reference to the 35,568,750 common shares deemed outstanding as of March 31, 2001. All of our shareholders hold common shares.

BENEFICIAL OWNER                               NUMBER OF COMMON SHARES BENEFICIALLY OWNED
----------------                               ------------------------------------------
                                                      NUMBER               PERCENT
                                                      ------               -------
Pierre Rivard (1)                                   6,562,500               18.45%
Boyd Taylor                                         6,572,500               18.48
Joseph Cargnelli                                    6,562,500               18.45
Micro-Generation Technology Fund, LLC (2)           2,758,000                7.75
Working Ventures Canadian Fund Inc. (3)             2,583,000                7.26
CIBC Capital Partners (4)                           2,758,000                7.75

----------

         (1) The address of Mr. Rivard and all of the other senior executive officers listed in this table is Hydrogenics Corporation, 5985 McLaughlin Road, Mississauga, Ontario, Canada L5R 1B8.

         (2) Micro-Generation Technology Fund, L.L.C. is a private venture capital fund managed on behalf of investors by Arete Corporation. The address of Micro-Generation Technology Fund, L.L.C. is c/o Arete Corporation, Manager, P.O. Box 1299, Center Harbor, New Hampshire 03226.

         (3) Don J. Morrison, one of our directors, was appointed to our board as a nominee of Working Ventures Canadian Fund Inc. in accordance with the terms of our Amended and Restated Unanimous Shareholders' Agreement, which expired upon completion of our initial public offering. Working Ventures Canadian Fund Inc. is a widely held Canadian mutual fund. The address of Working Ventures Canadian Fund Inc. is 250 Bloor Street East, Suite 1600, Toronto, Ontario, Canada M4W 1E6.

         (4) CIBC Capital Partners is a division of a Canadian chartered bank and carries on merchant banking operations under that registered business name. The address of CIBC Capital Partners is BCE Place, P.O. Box 500, 8th Floor, 161 Bay Street, Toronto, Ontario, Canada M5J 2S8.

                  B.       RELATED PARTY TRANSACTIONS

         We subcontract some manufacturing in the normal course of our operations to a company owned by the father and uncle of Joseph Cargnelli, one of our directors and a principal shareholder. For the fiscal year ended December 31, 2000, this company billed us approximately $615,104. We believe that the rates this company has charged us for its services are comparable to rates we could have obtained from an unrelated third party.

                  C.       INTERESTS OF EXPERTS AND COUNSEL.

                           Not applicable.

ITEM 8.           FINANCIAL INFORMATION.

                  A.       CONSOLIDATED STATEMENTS AND OTHER FINANCIAL
                           INFORMATION.

         Please see the Financial Statements listed in Item 18 for audited consolidated financial statements prepared in accordance with this Item.

                  B.       SIGNIFICANT CHANGES.

         There have been no significant changes since the date of the financial statements included in this annual report.

ITEM 9.           THE OFFER AND LISTING.

                  A.       OFFER AND LISTING DETAILS.

PRICE HISTORY OF COMMON SHARES.

         Our common shares are quoted on the Nasdaq National Market under the symbol "HYGS" and are listed on The Toronto Stock Exchange under the symbol "HYG." The following tables set forth, for the periods indicated, high and low sale prices of our common shares as reported on the Nasdaq National Market and The Toronto Stock Exchange, respectively:

                             Nasdaq National Market

                                             Highest Reported Price      Lowest Reported Price
                                             ----------------------      ---------------------
Quarterly Market Prices
   Fiscal Year Ended December 31, 2000
     Fourth Quarter (from November 1)...              $12.3125                    $2.75
   Fiscal Year Ended December 31, 2001
     First Quarter......................               $8.0938                    $3.25

Monthly Market Prices

     November 2000......................              $12.3125                    $4.00
     December 2000......................               $4.75                      $2.75
     January 2001.......................               $7.50                      $3.25
     February 2001......................               $8.0938                    $4.5312
     March 2001.........................               $7.5625                    $3.7812
     April 2001.........................               $6.05                      $3.62


                           The Toronto Stock Exchange

                                            Highest Reported Price     Lowest Reported Price
                                            ----------------------     ---------------------
Quarterly Market Prices
   Fiscal Year Ended December 31, 2000
     Fourth Quarter (from November 1)..           Cdn.$21.75                 Cdn.$4.30
   Fiscal Year Ended December 31, 2001
     First Quarter.....................           Cdn.$21.75                 Cdn.$4.30

Monthly Market Prices

     October 2000......................           Cdn.$21.75                Cdn.$ 18.15
     November 2000.....................           Cdn.$18.70                 Cdn.$ 6.40
     December 2000.....................           Cdn.$7.25                  Cdn.$ 4.30
     January 2001......................          Cdn.$ 11.25                 Cdn.$ 5.05
     February 2001.....................          Cdn.$ 12.25                 Cdn.$ 7.05
     March 2001........................          Cdn.$ 11.10                 Cdn.$ 5.57
     April 2001........................           Cdn.$9.30                  Cdn.$5.50

                  B.       PLAN OF DISTRIBUTION.

                           Not applicable.

                  C.       MARKETS.

         As noted above, the Company's common shares are quoted on the Nasdaq National Market and are listed on the Toronto Stock Exchange

                  D.       SELLING SHAREHOLDERS.

                           Not applicable.

                  E.       DILUTION.

                           Not applicable.

                  F.       EXPENSES OF THE ISSUE.

                           Not applicable.

ITEM 10.          ADDITIONAL INFORMATION.

                  A.       SHARE CAPITAL.

                           Not applicable.

                  B.       MEMORANDUM AND ARTICLES OF ASSOCIATION.

                  BY-LAWS AND ARTICLES OF INCORPORATION

         The Company's Restated Articles of Incorporation, which we refer to as our articles of incorporation, are filed with Industry Canada, pursuant to the Canada Business Corporations Act, which we refer to as the CBCA. Our articles of incorporation do not have a stated purpose.

         Our authorized capital consists of an unlimited number of common shares with no par value and an unlimited number of preferred shares with no par value issuable in series, of which 35,560,000 common shares and no preferred shares were issued and outstanding as of December 31, 2000.

                           DIRECTORS

         Pursuant to applicable Canadian law, our directors, in exercising their powers and discharging their duties must act honestly and in good faith with a view to the best interests of the Company. They must also exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

         Pursuant to the provisions of the CBCA, a director who is party to a material contract or transaction with the Company or who has a material interest in any person who is party to a material contract or transaction with the Company must disclose to the Company the nature and extent of such interest in writing or request to have such interest noted in the minutes of meetings of the directors. Furthermore, a director who has a material interest in a matter before the board must refrain from voting on the matter unless the contract: is with one of our affiliates; is an arrangement for money lent to or obligations undertaken by the director for the benefit of the Company or one of our affiliates; relates to the director's remuneration as a director or officer of the Company; or, relates to our indemnity or insurance for our officers and directors. Absent appropriate quorum, directors are precluded from voting on any matters concerning remuneration.

         Pursuant to the CBCA a majority of our directors must be resident Canadians. The CBCA also requires that we have not less than three directors, at least two of whom are not officers, directors or employees of the Company. We currently have seven directors, all of whom are resident Canadians. Our articles of incorporation and our by-laws do not impose any other director qualification requirements.

                           COMMON SHARES

         Each common share carries one vote on all matters to be voted on by our shareholders. Holders of common shares are entitled to receive dividends as and when declared by our board of directors and to share ratably in our remaining assets available for distribution, after payment of liabilities, upon our liquidation, dissolution or winding up. Our common shares do not carry pre-emptive rights or rights of conversion into any other securities. All outstanding common shares are fully paid and non-assessable. There are no limitations on the rights of non-resident or foreign owners of our common shares to hold or vote their shares.

                           PREFERRED SHARES

         Our board of directors has the authority, without further action by the shareholders, to issue an unlimited number of preferred shares in one or more series and in the event that preferred shares are issued, the board also has the authority to fix the designations, powers, preferences, privileges and relative, participating, optional or special rights of any preferred shares including any qualifications, limitations or restrictions. Special rights which may be granted to a series of preferred shares may include dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be superior to the rights of the common shares. Preferred share issuances could decrease the market price of the common shares and may adversely affect the voting and other rights of the holders of common shares. The issuance of preferred shares could also have the effect of delaying or preventing a change in control of our company.

                           ACTION NECESSARY TO CHANGE RIGHTS OF SHAREHOLDERS

         Under the CBCA, amendments to our articles of incorporation will generally require approval by special resolution. A special resolution is a resolution passed by a majority of not less than two-thirds of the votes cast by the shareholders who voted in person or by proxy in respect of that resolution at the annual or special meeting called for such purpose. If the amendment is of a nature affecting a particular class or series of our shares in a manner requiring a separate class or series vote, that class or series is entitled to vote on the amendment whether or not it otherwise carries the right to vote. Under the CBCA, our directors may make, amend or repeal any by-law that regulates our business or affairs. Where our directors make, amend or repeal a by-law, they are required to submit the by-law, amendment or repeal to the shareholders at the next meeting of shareholders, and the shareholders may, by an ordinary resolution, which is a resolution passed by a simple majority of the votes cast by shareholders who voted in respect of the resolution, confirm, reject or amend the by-law, amendment or repeal.

                           MEETINGS OF SHAREHOLDERS

         Our board is required to call an annual meeting of the shareholders no later than 15 months after the holding of the last preceding annual meeting. Our board may also call a special meeting of the shareholders at any time. The only persons entitled to attend a meeting of our shareholders are our directors, our auditors and those persons entitled to vote at such meeting and any other persons who, although not entitled to vote at the meeting, are entitled to attend such meeting pursuant the provisions of the CBCA.

         Under our by-laws, a quorum of shareholders is present at a meeting, irrespective of the number of persons actually present at the meeting, if the holders of a majority of the shares entitled to vote at the meeting are present in person or represented by proxy.

                           LIMITATIONS ON RIGHT TO OWN SECURITIES

         There are no limitations in our articles of incorporation or by-laws or under Canadian federal or provincial laws, on the right of non-residents of Canada or foreign owners to hold or vote our common shares, except for transactions involving or being deemed to involve an acquisition of control, which requires compliance with the Investment Canada Act.

                           CHANGE IN CONTROL

         Our articles of incorporation and by-laws do not contain any provisions that would have the effect of delaying, deferring or preventing a change in control of the Company.

         Under the CBCA, certain extraordinary corporate actions, such as amalgamations, continuances, sales, leases or exchanges of all or substantially all of the property of a corporation other than in the ordinary course of business, and other extraordinary corporate actions such as liquidations or dissolutions are also required to be passed by special resolution. In certain cases, a special resolution to approve an extraordinary corporate action is also required to be approved separately by the holders of a class or series of shares.

                           DISCLOSURE OF OWNERSHIP

         Our by-laws do not impose an ownership threshold, above which shareholder ownership must be disclosed and any obligation to make such disclosure would be the subject of applicable securities laws.

                  C.       MATERIAL CONTRACTS.

         Contribution agreement, dated July 3, 1997, between Canada (National Resources Efficiency and Alternative Energy Program) and the Company; Contribution agreement, dated June 9, 1998, between Canada (National Resources Efficiency and Alternative Energy Program) and the Company, including amendments dated June 9, 1999, February 1, 2000 and March 13, 2000. Under these agreements National Resources Canada, or NRCan, has provided us with varying levels of funding to aid in the development of prototype power generators and PEM fuel cell systems. Under each agreement, NRCan receives a royalty equal to 2% of all revenue we receive for the licensing and sale of the intellectual property related to the particular project. These royalty rights expire upon the earlier of NRCan recouping the amount of the funding given to us or, in most cases, 15 years and in one case, 10 years. The aggregate funding amount to be recouped by NRCan is approximately $641,000. We retain all intellectual property rights in the projects, provided that we pursue the commercialization of the intellectual property, subject to a non-exclusive royalty-free licenses granted to NRCan in perpetuity to use or sublicense the intellectual property rights, should we decide not to commercialize the technology.

         Contribution agreement, dated December 1, 1999, between National Research Council of Canada and the Company. Pursuant to this agreement, the National Research Council of Canada, or NRC, agreed to contribute up to approximately $329,000 toward the development of fuel cell automated test stations for residential fuel cells. Under this agreement, from April 1, 2005 to January 1, 2008, the NRC has the right to receive a quarterly royalty of 1.3% of our gross revenue, up to a total of approximately $494,500. If the NRC's contribution to the project is not recouped by 2008, we will be obligated to pay royalties until the earlier of full repayment or April 1, 2015.

         Contribution agreement, dated January 10, 2001, between Canada (National Resources Canada) and the Company, including an amendment dated April 11, 2001. In the first quarter of 2001, we entered into a contribution agreement with the Government of Canada, pursuant to which the Government of Canada, through the Climate Change Action Fund and NRCan, agreed to contribute up to Cdn.$2 million to be used in the development of a 50 kW fuel cell power generator fueled by natural gas. The total project cost is Cdn.$6,000,000 over two years. The Technology Early Action Measures (TEAM) component of the Climate Change Action Fund is contributing $1.6 million to the project and NRCan is contributing Cdn.$400,000. We are contributing Cdn.$4,000,000 to the project. Under this agreement, NRCan receives a royalty equal to 4% of all revenue we receive for the licensing and sale of the intellectual property related to this project. This royalty right expires upon the earlier of NRCan recouping the amount of the funding given to us or 10 years. We retain all intellectual property rights in this project, provided that we pursue the commercialization of the intellectual property, subject to a non-exclusive royalty-free license granted to Canada in perpetuity to use or sublicense the intellectual property rights, should we decide not to commercialize the technology.

         Employment agreements, dated April 20, 2001, between the Company and each of Pierre Rivard, Boyd Taylor, Joseph Cargnelli and Ravi Gopal. In respect of these agreements, we have agreed to provide these officers with annual salaries in 2001 ranging from Cdn.$135,000 to Cdn.$160,000 per annum. In addition, each agreement provides for an initial term of two years ending April 20, 2003, with automatic two year extensions thereafter unless otherwise terminated pursuant to the terms of such agreement. These agreements also provide for payments of varying amounts not exceeding 24 month's salary in lieu of notice if the executive officer is terminated without cause from his position at any time during the term of the agreement. Upon termination resulting from a change of our control, each executive officer will be entitled to receive an amount equal to 24 month's salary. In addition, upon termination resulting from a change of control, all unvested options shall become immediately exercisable for a period of ninety days from the date of termination.

         Employment letter agreements between Robert Edwards and the Company, dated July 15 and 16, 1999. Under the terms of the letter agreement dated July 16, 1999, we offered Mr. Edwards an annual salary of $51,964, options to purchase 984,375 common shares at an exercise price of Cdn.$0.29 per share vesting over four years, and various other customary benefits. Pursuant to this letter agreement, all of Mr. Edwards' unvested options will immediately vest upon his termination without cause in connection with a change of control of our company. Pursuant to the letter agreement dated July 15, 1999, we also offered Mr. Edwards options to purchase an additional 410,158 common shares at an exercise price of Cdn.$0.046 per share. These additional options have no such automatic accelerated vesting provisions.

                  D.       EXCHANGE CONTROLS.

         There is no law, government decree or regulation in Canada restricting the export or import of capital or affecting the remittance of dividends, interest or other payments to a nonresident holder of common shares, other than withholding tax requirements.

                  E.       TAXATION.

         Because Canadian and United States tax consequences may differ from one holder to the next, the discussion set out below does not purport to describe all of the tax considerations that may be relevant to a shareholder and such shareholder's particular situation. Accordingly, a shareholder is advised to consult a tax advisor as to the United States and Canadian federal, provincial, state and other tax consequences of owning our common shares. The statements of United States and Canadian tax law set out below are based upon the laws and interpretations in force as of the date of this annual report, and are subject to changes occurring after that date.

                           CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

         In this summary, a "U.S. holder" means a person who, for the purposes of the Canada-United States Income Tax Convention (1980), is a resident of the United States and not of Canada and who, for the purposes of the Income Tax Act (Canada):

         -        deals at arm's length with us;

         -        is the beneficial owner of our common shares;

         -        holds our common shares as capital property;

         - does not use or hold and is not deemed to use or hold our common shares in the course of carrying on a business in Canada; and

         - is not an insurer for whom our common shares constitute designated insurance property.

         Our common shares will be capital property to a U.S. holder unless it is held in the course of carrying on a business or in an adventure in the nature of trade. This summary does not apply to a U.S. holder that is a "financial institution" for purposes of the rules contained in the Income Tax Act (Canada). There are no Canadian federal estate taxes applicable to the purchase or ownership of our common shares. Under the Income Tax Act (Canada), on death, a U.S. holder would be deemed to dispose of all of his or her assets, including our common shares.

         This summary is based on the current provisions of the Income Tax Act (Canada) and the regulations in force under the Income Tax Act (Canada) on the date of this annual report, the Convention, current published administrative and assessing practices of the Canada Customs and Revenue Agency, formerly Revenue Canada, all specific proposals to amend the Income Tax Act (Canada) and the regulations announced by the Minister of Finance (Canada) prior to the date of this annual report and all judicial decisions currently in effect.

         This summary is not exhaustive and, except for the proposed amendments to the Income Tax Act, does not take into account or anticipate prospective or retrospective changes in the law or the administrative or assessing practices of the Canada Customs and Revenue Agency, whether these changes are effected by judicial, governmental or legislative action or interpretation. This summary does not take into account tax legislation or considerations of any province or territory of Canada. None of the tax consequences described herein depend or rely upon any of the proposed amendments to the Income Tax Act passing into law. Because Canadian tax consequences may differ from one holder to the next, this summary does not purport to describe all of the tax considerations that may be relevant to a shareholder and his particular situation. In unusual cases, the Canadian tax treatment to a U.S. holder may differ from the treatment described herein. A shareholder is advised to consult a tax advisor.

DIVIDENDS

         Dividends paid, credited or deemed to have been paid or credited on our common shares are subject to nonrefundable Canadian withholding tax under the Income Tax Act at the rate of 25%, although this rate may be reduced by the provisions of an applicable income tax treaty. Subject to the exceptions noted immediately below, under the Convention, U.S. holders who beneficially own the dividends will be subject to a 15% withholding tax on the gross amount of such dividends. In the case of a U.S. holder that is a corporation which beneficially owns at least 10% of our voting shares, the applicable rate of withholding tax on dividends will be reduced to 5%. In the case of dividends paid, credited or deemed to be credited to a U.S. holder that is a tax exempt organization as described in Article XXI of the Convention, no withholding tax will be payable.

DISPOSITIONS

         Under the Income Tax Act, assuming that a shareholder is a U.S. holder and provided that our common shares are listed on a prescribed stock exchange, which includes the Toronto Stock Exchange and the Nasdaq National Market, the shareholder will be exempt from Canadian tax on a capital gain realized on an actual or deemed disposition of the common shares unless such shareholder, persons with whom such shareholder did not deal at arm's length or such shareholder together with such persons owned or had rights to acquire 25% or more of our issued shares of any class at any time during the five-year period before the actual or deemed disposition.

                 UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

         The following is a summary of the material United States federal income tax considerations arising from the acquisition, ownership and disposition of our common shares by a United States holder. A United States holder is:

         -        an individual citizen or resident of the United States;

         - a corporation created or organized in or under the laws of the United States or any of its political subdivisions; or

         - an estate or trust the income of which is subject to United States federal income taxation regardless of its source.

         This summary deals only with common shares that are held as a capital asset by a United States holder, and does not address tax considerations applicable to United States holders that may be subject to special tax rules, such as:

         -        dealers or traders in securities or currencies;

         - financial institutions or other United States holders that treat income in respect of our common shares as financial services income;

         -        life insurance companies;

         -        tax-exempt entities;

         - United States holders that hold our common shares as a part of a straddle or conversion transaction or other arrangement involving more than one position or that hedge against currency risks in respect of our common shares;

         - United States holders that own, or are deemed for United States tax purposes to own, 10% or more of the total combined voting power of all classes of our voting shares;

         - United States holders that have a principal place of business or "tax home" outside the United States; or

         - United States holders whose "functional currency" is not the United States dollar.

         The discussion below is based upon the provisions of the United States Internal Revenue Code of 1986, as amended, or Code, and regulations, rulings and judicial decisions as of the date of this annual report; any authority may be repealed, revoked or modified, perhaps with retroactive effect, so as to result in federal income tax consequences different from those discussed below. The following discussion describes the general application of the U.S. federal income tax laws. The discussion does not purport to describe all of the tax considerations that may be relevant to any particular shareholder specifically. We advise a shareholder to consult a tax advisor.

DISTRIBUTIONS

         Distributions that we make with respect to our common shares, other than distributions in liquidation and distributions in redemption of shares that are treated as exchanges, will be taxed to United States holders as ordinary dividend income to the extent that the distributions do not exceed the current and accumulated earnings and profits of the Company, as determined for United States federal income tax purposes. The amount treated as a dividend will include any Canadian withholding tax deducted from the distribution. Distributions, if any, in excess of the current and accumulated earnings and profits of the Company, as determined for United State federal income tax purposes, will constitute a nontaxable return of capital to a United States holder and will be applied against and reduce the United States holder's tax basis in our common shares. To the extent that these distributions exceed the tax basis of the United States holder in its shares of our common shares, the excess will be treated as capital gain.

         In the case of distributions in Canadian dollars, the amount of the distributions will equal the United States dollar value of the Canadian dollars distributed, determined by reference to the spot currency exchange rate on the date of receipt of the distribution by the United States holder, and the United States holder will realize separate foreign currency gain or loss only to the extent that gain or loss arises as a result of foreign currency fluctuations from the date the distribution is received (or deemed received) to the date such distribution is converted into United States dollars. Any foreign currency gain or loss will be treated as ordinary income or loss.

         Dividends that we pay will not be eligible for the dividends-received deduction allowed to United States corporations under Section 243 of the Code.

SALE OR EXCHANGE

         Upon a sale or exchange of our common shares, a United States holder will recognize gain or loss in an amount equal to the difference between the amount realized on the sale or exchange and the United States holder's adjusted tax basis in the common shares (determined in U.S. dollars). Subject to special rules that apply in the event we were to be classified as a passive foreign investment company, any gain or loss recognized will be capital gain or loss and will be long-term capital gain or loss if the United States holder has held our common shares for more than one year. Special rules may apply in the case of a sale of common shares to Hydrogenics Corporation.

FOREIGN TAX CREDIT

         In computing its United States federal income tax liability, a United States holder may elect for each taxable year to claim a deduction or, subject to the limitations with respect to foreign tax credits, a credit for foreign income taxes paid or accrued by it, including any non-United States taxes withheld from distributions, if any, that we pay on our common shares. For foreign tax credit purposes, under Section 904(g) of the Internal Revenue Code, in the event that at least 50 percent of our shares (determined by vote or value) is owned, directly, indirectly or by attribution, by United States persons, and subject to the limitations described below, a portion of the dividends that we pay in each taxable year will be treated as United States-source income, depending upon the ratio for that taxable year of our United States-source earnings and profits to our total earnings and profits. The remaining portion of our dividends will be treated as foreign-source income and will be treated as passive income, subject to the separate foreign tax credit limitation for passive income. The application of Section 904(g) is subject to two limitations. First, if in any taxable year we have earnings and profits, and less than 10 percent of those earnings and profits are from United States sources, then dividends that we pay from our earnings and profits for that year will be treated entirely as foreign-source income. Second, because dividends that we pay are treated entirely as foreign-source income under the Convention, a United States holder that qualifies for the benefits of the Convention may elect to have the portion of those dividends that would be treated as United States-source income under Section 904(g) instead treated as foreign-source income that is subject to a separate foreign tax credit limitation.

         If we were to be a passive foreign investment company (see "-- Passive Foreign Investment Companies" below), special rules would apply to the calculation of foreign tax credits.

BACKUP WITHHOLDING TAX

         Backup withholding tax at a rate of 31% may apply to payments of dividends and to payments of proceeds of the sale or other disposition of our common shares within the United States by a non-corporate United States holder, if the holder fails to furnish a correct taxpayer identification number or otherwise fails to comply with applicable requirements of the backup withholding tax rules. Backup withholding tax is not an additional tax and may be credited against a United States holder's United States federal income tax liability, provided that correct information is provided to the Internal Revenue Service.

PASSIVE FOREIGN INVESTMENT COMPANIES

         In general, a foreign corporation is a passive foreign investment company for any taxable year in which (i) 75% or more of its gross income consists of passive income (such as dividends, interest, rents and royalties, other than rents and royalties derived in the active conduct of a trade or business) or (ii) 50% or more of the average of the quarterly values of its assets consists of assets that produce, or are held for the production of, passive income. We will determine the fair market value of our assets based on the market price of our common shares, less total liabilities. As a result, fluctuations in the market price of our common shares would affect the determination of whether we would be considered a passive foreign investment company.

         Based upon our current and projected income, and the market value of our assets as determined by reference to the market value of our common shares, we do not expect to be considered to be a passive foreign investment company. However, because the determination of whether we are a passive foreign investment company is based on the composition of our income and assets from time to time and because the market price of our shares is likely to fluctuate, there can be no assurance that we will not be considered a passive foreign investment company for any fiscal year. If we are a passive foreign investment company at any time that a shareholder owns common shares, a shareholder will likely be subject to the rules described below, even if we subsequently cease to be a passive foreign investment company. United States holders will be responsible for determining whether we are a passive foreign investment company each year for purposes of applying the rules described below.

         Except as described below, if we are considered to be a passive foreign investment company, the following special rules will apply to:

         - any gain realized on the sale or other disposition (including a pledge as security for a loan) of our common shares, and

         - any "excess distribution" on the common shares, that is any distribution received by a shareholder on the common shares in a taxable year other than the first year in which such shareholder holds the common shares that are greater than 125% of the average annual distributions received by such shareholder in the preceding three taxable years, or, if shorter, such shareholder's holding period for the common shares).

         Under these rules:

         - the gain or excess distribution would be allocated ratably over a shareholder's holding period for the common shares;

         - the amount allocated to the current taxable year and to taxable years before the first day in which we became a passive foreign investment company would be taxed as ordinary income; and

         - the amount allocated to each of the prior taxable years in which we were a passive foreign investment company would be subject to tax at the highest rate of tax in effect for a corporate or individual taxpayer, as applicable, that year, and an interest charge for the deemed deferral benefit would be imposed on the resulting tax attributable to such prior year.

         Alternatively, as long as our common shares are regularly traded on the Nasdaq National Market (or another qualifying market), a shareholder will be able to make an election with respect to the common shares upon acquisition of the common shares to include in income as ordinary income each year the excess of the fair market value of the common shares over such shareholder's adjusted basis in the common shares, and such shareholder will be entitled to deduct as an ordinary loss each year the lesser of (a) the excess of his original or, if applicable, adjusted basis in the common shares over their fair market value, and (b) the excess of the total amount of income included in prior years over the total amount of deductions allowed in prior years under these rules. A shareholder's adjusted basis in the common shares will be increased by the amount of any income inclusions and will be decreased by the amount of any deductions. If a shareholder disposes of the common shares for an amount in excess of his adjusted basis, the gain will be taxed at ordinary income tax rates.

         A United States holder who owns common shares during any year that we are a passive foreign investment company must file Internal Revenue Service Form 8621, describing any distributions received from the ownership of common shares and any gain realized on the sale or other disposition of common shares.

                  F.       DIVIDENDS AND PAYING AGENTS.

                  Not applicable.

                  G.       STATEMENT BY EXPERTS.

                  Not applicable.

                  H.       DOCUMENTS ON DISPLAY.

         We have filed this annual report with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended. Statements made in this annual report as to the contents of any contract, agreement or other document referred to herein are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to this annual report, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

         We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and file reports and other information with the Securities and Exchange Commission and with the securities regulators in each of the provinces of Canada under applicable provincial securities legislation. Reports and other information which we file with the Securities and Exchange Commission, including this annual report, may be inspected and copied at the public reference facilities of the Securities and Exchange Commission at:

   450 Fifth Street N.W.     7 World Trade Center     500 West Madison Street
         Room 1024         New York, New York 10048         Suite 1400
   Washington D.C. 20549                              Chicago, Illinois 60661

         Copies of this material can also be obtained by mail from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Additionally, copies of this material may also be obtained from the Securities and Exchange Commission's Internet site at http://www.sec.gov. The Commission's telephone number is 1-800-SEC-0330. Documents filed in Canada are available at the website of the Canadian System for Election and Document Analysis and Retrieval (SEDAR) at http://www.sedar.com.

ITEM 11.          QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

         INTEREST RATE RISK. The primary objective of our investment activities is to preserve principal while at the same time maximizing the income we receive from our investments without significantly increasing risk. Some of the securities in which we invest may have market risk. This means that a change in prevailing interest rates may cause the principal amount of the investment to fluctuate. For example, if we hold a security that was issued with a fixed interest rate at the then-prevailing rate and the prevailing interest rate later rises, the principal amount of our investment will probably decline. We currently maintain an investment portfolio primary of United States Treasury obligations. The average duration of all of our investments in 2000 was less than one year. Due to the short-term nature of these investments, we believe that we have no material exposure to interest rate risk arising from our investments. Therefore, no quantitative tabular disclosure is required.

         FOREIGN CURRENCY RATE FLUCTUATIONS. Our financial statements are prepared in U.S. dollars and much of our business is conducted in U.S. dollars. A significant proportion of our cost of revenues consists of materials purchased in U.S. dollars. This may expose us to some currency rate risk associated with our exchange of Canadian dollars for U.S. dollars. We believe that this risk is mitigated to a significant extent by the fact that a large proportion of our revenues are received in U.S. dollars. We do not currently engage in any hedging transactions relating to our exchange rate risk. However, as our business expands, we anticipate that we will increasingly incur expenses and bill and receive payments in local currencies at prevailing exchange rates. As a result, in the future we may suffer losses due to fluctuations in the exchange rates between the U.S. dollar and the Canadian dollar and the U.S. dollar and the currencies of other countries.

                                     PART II

ITEM 12.          DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

                  Not applicable.

ITEM 13.          DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

                  There have not been any material defaults on payments of indebtedness, there are no payments of dividends in arrears, and there have not been any other material delinquencies.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

                  There have been no material modifications.

ITEM 15.          [RESERVED]

                  Not applicable.

ITEM 16.          [RESERVED]

                  Not applicable.

                                    PART III

ITEM 17.          FINANCIAL STATEMENTS.

         Not applicable.

ITEM 18.          FINANCIAL STATEMENTS.

         Please see the accompanying financial statements attached to this annual report commencing on page F-1.

ITEM 19.          EXHIBITS.

     EXHIBIT NUMBER        NAME OF DOCUMENT
     --------------        ----------------
         1.1               Articles of the Company.(1)
         1.2               By-laws of the Company.(2)
         2.1               Form of share certificate.(3)
         4.1               Stock Option Plan.(4)
         4.2               Form of Stock Option Agreement.(5)
         4.3               Lease, dated May 19, 1999, by and between the Company
                           and Atlantis Real Estate Corporation.(6)
         4.4               Employment letter agreement between Robert Edwards
                           and the Company, dated July 16, 1999.(7)
         4.5               Employment letter agreement between Dr. Ravi Gopal
                           and the Company, dated March 16, 1998.(8)
         4.6               Offer to Lease dated June 1, 2000 by and between the
                           Company and Orlando Corporation.(9)
         4.7               Department of Natural Resources Efficiency and
                           Alternative Energy Program Contribution Agreement,
                           dated October 17, 1996, between Canada and the
                           Company.(10)
         4.8               Department of Natural Resources Efficiency and
                           Alternative Energy Program Contribution Agreement,
                           dated July 3, 1997, between Canada and the
                           Company.(11)
         4.9               Department of Natural Resources Efficiency and
                           Alternative Energy Program Contribution Agreement,
                           dated June 9, 1998, between Canada and the
                           Company.(12)
         4.10              Efficiency and Alternative Energy Program Amendment
                           to the Contribution Agreement between Canada and the
                           Company, dated March 13, 2000.(13)
         4.11              Department of Natural Resources Efficiency and
                           Alternative Energy Program Contribution Agreement,
                           dated June 9, 1999, between Canada and the
                           Company.(14)
         4.12              Natural Resources Canada Efficiency and Alternative
                           Energy Program Amendment No. 1 to the Contribution
                           Agreement between Canada and the Company, dated
                           February 1, 2000.(15)
         4.13              Department of Natural Resources Efficiency and
                           Alternative Energy Program Contribution Agreement,
                           dated May 25, 2000, between Canada and the
                           Company.(16)
         4.14              Industrial Research Assistance Program Contribution
                           Agreement, dated November 24, 1998, between National
                           Research Council Canada and the Company.(17)
         4.15              Industrial Research Assistance Program Contribution
                           Agreement, dated December 1, 1999, between National
                           Research Council Canada and the Company.(18)
         4.16              Research Agreement for a Cooperative Project, dated
                           November 19, 1996, between Universite du Quebec a
                           Trois-Rivieres and the Company.(19)
         4.17              Lease, dated June 23, 2000, by and between Orlando
                           Corporation and the Company.(20)
         4.18              Employment Agreement between Pierre Rivard and the
                           Company, dated April 20, 2001.

     EXHIBIT NUMBER        NAME OF DOCUMENT
     --------------        ----------------
         4.19              Employment Agreement between Boyd Taylor and the
                           Company, dated April 20, 2001.
         4.20              Employment Agreement between Ravi Gopal and the
                           Company, dated April 20, 2001.
         4.21              Employment Agreement between Joseph Cargnelli and the
                           Company, dated April 20, 2001.
         4.22              Agreement of Lease, dated as of December 15, 2000,
                           between Crown/Chadwick Realty Corp. and the Company
         4.23              Department of Natural Resources Efficiency and
                           Alternative Energy Program Contribution Agreement
                           between Canada and the Company, dated January 10,
                           2001.
         4.24              Natural Resources Canada Efficiency and Alternative
                           Energy Program Amendment No. 1 to the Contribution
                           Agreement, dated April 11, 2001.


----------

(1) Incorporated by reference from Exhibit 3.1 to Amendment No. 4 to the Company's Registration Statement on Form F-1, File No. 333-42682, filed with the Securities and Exchange Commission on October 13, 2000.

(2) Incorporated by reference from Exhibit 3.1 to Amendment No. 4 to the Company's Registration Statement on Form F-1, File No. 333-42682, filed with the Securities and Exchange Commission on October 13, 2000.

(3) Incorporated by reference from Exhibit 4.1 to Amendment No. 5 to the Company's Registration Statement on Form F-1, File No. 333-42682, filed with the Securities and Exchange Commission on October 23, 2000.

(4) Incorporated by reference from Exhibit 10.3 to Amendment No. 2 to the Company's Registration Statement on Form F-1, File No. 333-42682, filed with the Securities and Exchange Commission on September 25, 2000.

(5) Incorporated by reference from Exhibit 10.4 to Amendment No. 2 to the Company's Registration Statement on Form F-1, File No. 333-42682, filed with the Securities and Exchange Commission on September 25, 2000.

(6) Incorporated by reference from Exhibit 10.5 to the Company's Registration Statement on Form F-1, File No. 333-42682, filed with the Securities and Exchange Commission on July 31, 2000.

(7) Incorporated by reference from Exhibit 10.6 to the Company's Registration Statement on Form F-1, File No. 333-42682, filed with the Securities and Exchange Commission on July 31, 2000.

(8) Incorporated by reference from Exhibit 10.7 to the Company's Registration Statement on Form F-1, File No. 333-42682, filed with the Securities and Exchange Commission on July 31, 2000.

(9) Incorporated by reference from Exhibit 10.8 to the Company's Registration Statement on Form F-1, File No. 333-42682, filed with the Securities and Exchange Commission on July 31, 2000.

(10) Incorporated by reference from Exhibit 10.9 to Amendment No. 2 to the Company's Registration Statement on Form F-1, File No. 333-42682, filed with the Securities and Exchange Commission on September 25, 2000.

(11) Incorporated by reference from Exhibit 10.10 to Amendment No. 2 to the Company's Registration Statement on Form F-1, File No. 333-42682, filed with the Securities and Exchange Commission on September 25, 2000.

(12) Incorporated by reference from Exhibit 10.11 to Amendment No. 2 to the Company's Registration Statement on Form F-1, File No. 333-42682, filed with the Securities and Exchange Commission on September 25, 2000.

(13) Incorporated by reference from Exhibit 10.12 to Amendment No. 2 to the Company's Registration Statement on Form F-1, File No. 333-42682, filed with the Securities and Exchange Commission on September 25, 2000.

(14) Incorporated by reference from Exhibit 10.13 to Amendment No. 2 to the Company's Registration Statement on Form F-1, File No. 333-42682, filed with the Securities and Exchange Commission on September 25, 2000.

(15) Incorporated by reference from Exhibit 10.14 to Amendment No. 2 to the Company's Registration Statement on Form F-1, File No. 333-42682, filed with the Securities and Exchange Commission on September 25, 2000.

(16) Incorporated by reference from Exhibit 10.15 to Amendment No. 2 to the Company's Registration Statement on Form F-1, File No. 333-42682, filed with the Securities and Exchange Commission on September 25, 2000.

(17) Incorporated by reference from Exhibit 10.16 to Amendment No. 2 to the Company's Registration Statement on Form F-1, File No. 333-42682, filed with the Securities and Exchange Commission on September 25, 2000.

(18) Incorporated by reference from Exhibit 10.17 to Amendment No. 2 to the Company's Registration Statement on Form F-1, File No. 333-42682, filed with the Securities and Exchange Commission on September 25, 2000.

(19) Incorporated by reference from Exhibit 10.18 to Amendment No. 2 to the Company's Registration Statement on Form F-1, File No. 333-42682, filed with the Securities and Exchange Commission on September 25, 2000.

(20) Incorporated by reference from Exhibit 10.19 to Amendment No. 2 to the Company's Registration Statement on Form F-1, File No. 333-42682, filed with the Securities and Exchange Commission on September 25, 2000.

                             HYDROGENICS CORPORATION

                          INDEX TO FINANCIAL STATEMENTS

AUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999

Auditor's Report...............................................................................    F-2

Consolidated Balance Sheets as at December 31, 2000
and 1999.......................................................................................    F-3

Consolidated Statements of Operations and Retained Earnings (Deficit) for
the years ended December 31, 2000, 1999 and 1998...............................................    F-4

Consolidated Statements of Cash Flows for the years ended December 31,
2000, 1999 and 1998............................................................................    F-5

Notes to Consolidated Financial Statements.....................................................    F-6

March 7, 2001

AUDITORS' REPORT

TO THE SHAREHOLDERS OF HYDROGENICS CORPORATION
We have audited the consolidated balance sheets of Hydrogenics Corporation as at December 31, 2000 and 1999 and the consolidated statements of operations, retained earnings (deficit) and cash flows for each of the years in the three-year period ended December 31, 2000. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada and the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2000 and 1999 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2000 in accordance with Canadian generally accepted accounting principles.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP (signed)
Chartered Accountants
Toronto, Canada

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

HYDROGENICS CORPORATION
CONSOLIDATED BALANCE SHEETS
as at December 31, 2000 and 1999
(expressed in thousands of U.S. dollars, except per share amounts)

                                                                   2000      1999
                                                                 ------     -----
                                                                      $         $
ASSETS
CURRENT ASSETS
Cash and cash equivalents (note 14).........................     77,436       453
Accounts receivable and unbilled revenues (note 6)..........      2,582       993
Grants receivable...........................................         75       143
Inventories (note 7)........................................      1,213       117
Prepaid expenses............................................        122         8
                                                                 ------     -----
                                                                 81,428     1,714
DEPOSITS (note 3)...........................................         67         -
CAPITAL ASSETS (note 4).....................................      1,497       250
                                                                 ------     -----
                                                                 82,992     1,964
                                                                 ------     -----
LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities (note 8)...........      2,463       953
Dividends payable on preferred shares (note 11).............          -        52
Income taxes payable........................................        169         9
                                                                 ------     -----
                                                                  2,632     1,014
LOAN PAYABLE (note 9).......................................        100         -
PREFERRED SHARES (note 11)..................................          -       912
                                                                 ------     -----
                                                                  2,732     1,926
                                                                 ------     -----
SHAREHOLDERS' EQUITY
SHARE CAPITAL (note 11).....................................     80,740       145
DEFICIT.....................................................     (1,843)     (107)
CURRENCY TRANSLATION ADJUSTMENT.............................      1,363         -
                                                                 ------     -----
                                                                 80,260        38
                                                                 ------     -----
                                                                 82,992     1,964
                                                                 ------     -----

COMMITMENTS AND CONTINGENCIES (note 10)

APPROVED BY THE BOARD OF DIRECTORS:


/s/ Norman Seagram                           /s/ Pierre Rivard
Norman Seagram,                              Pierre Rivard,
Chairman                                     Director, President and CEO

The accompanying notes form an integral part of these financial statements.

--------------------------------------------------------------------------------

HYDROGENICS CORPORATION
--------------------------------------------------------------------------------

HYDROGENICS CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS (DEFICIT) for the years ended December 31, 2000, 1999 and 1998
(expressed in thousands of U.S. dollars, except per share amounts)

                                                      2000           1999           1998
                                                ----------     ----------     ----------
                                                         $              $              $
REVENUES...................................          8,883          2,674            665
COST OF REVENUES...........................          6,485          2,105            415
                                                ----------     ----------     ----------
                                                     2,398            569            250
OPERATING EXPENSES
Selling, general and administrative........          2,069            534             89
Research and development (note 5)..........            915            424             94
Research and development grants............           (140)          (262)           (49)
Depreciation of capital assets.............             99             18              3
                                                ----------     ----------     ----------
                                                     2,943            714            137
                                                ----------     ----------     ----------
INCOME (LOSS) FROM OPERATIONS..............           (545)          (145)           113
                                                ----------     ----------     ----------
OTHER (INCOME) EXPENSES
Accrued dividend and amortization of
  discount on preferred shares.............            262             73              -
Provincial capital tax.....................            260              -              -
Interest and bank charges..................           (832)            (9)             2
Foreign exchange losses....................          1,329              -              -
                                                ----------     ----------     ----------
                                                     1,019             64              2
                                                ----------     ----------     ----------
INCOME (LOSS) BEFORE INCOME TAXES..........         (1,564)          (209)           111
INCOME TAX EXPENSE (RECOVERY) (note 12)
Current....................................            172              8              4
Future.....................................              -             (9)             8
                                                ----------     ----------     ----------
                                                       172             (1)            12
                                                ----------     ----------     ----------
NET INCOME (LOSS) FOR THE YEAR.............         (1,736)          (208)            99
RETAINED EARNINGS (DEFICIT) - BEGINNING OF
  YEAR.....................................           (107)           101              2
                                                ----------     ----------     ----------
RETAINED EARNINGS (DEFICIT) - END OF
  YEAR.....................................         (1,843)          (107)           101
                                                ----------     ----------     ----------
BASIC AND FULLY DILUTED EARNINGS (LOSS) PER
  SHARE (note 16)..........................          (0.08)         (0.01)          0.01
SHARES USED IN COMPUTING BASIC AND FULLY
  DILUTED EARNINGS (LOSS) PER SHARE........     22,341,370     19,687,500     19,687,500

The accompanying notes form an integral part of these financial statements.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

HYDROGENICS CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended December 31, 2000, 1999 and 1998
(expressed in thousands of U.S. dollars, except per share amounts)

                                                                 2000     1999      1998
                                                               ------     ----     -----
                                                                    $        $         $
CASH PROVIDED BY (USED IN)
OPERATING ACTIVITIES
Income (loss) for the year................................     (1,736)    (208)       99
Items not affecting cash
  Foreign exchange loss...................................      1,329        -         -
  Depreciation of capital assets..........................        224       45         3
  Amortization of discount on preferred shares............         85       20         -
  Imputed interest on grant payable.......................          7        -         -
  Future income taxes.....................................          -       (9)        8
Net change in non-cash working capital (note 17)..........     (1,122)      66      (262)
                                                               ------     ----     -----
                                                               (1,213)     (86)     (152)
                                                               ------     ----     -----
INVESTING ACTIVITIES
Deposits..................................................        (67)       -         -
Purchase of capital assets................................     (1,492)    (280)      (11)
                                                               ------     ----     -----
                                                               (1,559)    (280)      (11)
                                                               ------     ----     -----
FINANCING ACTIVITIES
Increase in shareholders' advances........................          -        -        12
Repayment of shareholders' advances.......................          -        -       (32)
Increase (decrease) in bank indebtedness..................          -        -       (14)
Increase in loan payable..................................         92        -         -
Preferred shares issued - net of issuance costs...........      3,623        -     1,016
Common shares issued - net of issuance costs..............     76,186        -         -
                                                               ------     ----     -----
                                                               79,901        -       982
                                                               ------     ----     -----
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS DURING
  THE YEAR................................................     77,179     (366)      819
EFFECT OF EXCHANGE RATE ON CASH...........................       (146)       -         -
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR.............        453      819         -
                                                               ------     ----     -----
CASH AND CASH EQUIVALENTS - END OF YEAR...................     77,436      453       819
                                                               ------     ----     -----
SUPPLEMENTAL DISCLOSURE
Interest paid.............................................          7        -         2
Income taxes paid.........................................          -        4         -

The accompanying notes form an integral part of these financial statements.

--------------------------------------------------------------------------------

HYDROGENICS CORPORATION
--------------------------------------------------------------------------------

HYDROGENICS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS for the years ended December 31, 2000, 1999 and 1998
(expressed in thousands of U.S. dollars, except per share amounts)

1       DESCRIPTION OF BUSINESS
Hydrogenics Corporation designs, develops and manufactures proton-exchange membrane, or PEM, fuel cell automated test stations. The company's principal customers include automotive companies, fuel cell developers and component suppliers principally located in Canada, the United States and the United Kingdom.

2       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of presentation
The consolidated financial statements of the company have been prepared in accordance with Canadian generally accepted accounting principles and include the results of the company and its wholly-owned subsidiaries, Hydrogenics (Japan) Inc. and Hydrogenics USA, Inc., both of which were incorporated in the fourth quarter of 2000.

The functional currency of the company is the Canadian dollar. Effective December 31, 1999, the U.S. dollar was adopted as the reporting currency and the financial information for 1999 and prior years has been presented in U.S. dollars in accordance with a translation of convenience method using the exchange rate of December 31, 1999 of US$1.00 - Cdn$1.4433 being the Bank of Canada noon buying rate at December 31, 1999. For periods subsequent to December 31, 1999, Canadian dollar amounts are translated into the reporting currency using the current rate method, whereby assets and liabilities are translated at the period-end exchange rate, and revenues and expenses are translated at the average exchange rate for the period. Gains or losses from translation into the reporting currency are included in the cumulative translation adjustment in shareholders' equity.

Revenue recognition
Revenues from long-term contracts are determined under the percentage-of-completion method where revenues are recognized on a pro rata basis in relation to contract costs incurred. The company may provide installation services under long-term contracts. These costs are included in determining the percentage of completion and timing of revenue recognition. Unbilled revenues (included in accounts receivable) represent revenues earned in excess of amounts billed on uncompleted contracts.

Revenues related to the sale of fuel cell system component parts are recorded when such parts are delivered.

Product warranty
The company typically provides a warranty for parts and labour for one year and provides for future warranty costs based on management's best estimates of such costs, taking into account the nature of the contracts.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Grants and investment tax credits
Grants to fund various research activities are received from government and other institutions. These grants are recorded as either a liability, a reduction of the cost of the applicable capital assets, or a credit in the statement of operations and retained earnings (deficit) when earned based on the terms and conditions of the agreements under which the assistance is provided to the company. A liability is recorded when repayment of the obligation is probable.

Investment tax credits related to qualifying research and development expenditures are recorded as either a reduction of the cost of applicable capital assets or credited in the statement of operations and retained earnings (deficit) depending on the nature of the expenditures which gave rise to the credits. Investment tax credits are recognized in the year in which the credits are earned and realization is reasonably assured.

Cash and cash equivalents
Cash and cash equivalents consist of cash on deposit and highly liquid short-term interest bearing securities with original terms to maturity of three months or less.

Inventories
Inventories are primarily raw materials and are valued at the lower of cost, determined on a first-in first-out basis, or market. Market is defined as replacement cost. Finished goods and work-in-progress are recorded at the lower of cost and net realizable value.

Capital assets
Capital assets are recorded at cost less accumulated depreciation. Capital assets are depreciated from the date of acquisition or, in respect of internally constructed research and development equipment, from the time an asset is substantially completed and ready for use. The cost of internally constructed assets includes materials, labour and directly attributable overhead costs.

Depreciation is computed using the declining balance method or straight-line method as follows:

Computer hardware and software                                    30% per annum
Office furniture and equipment                                    20% per annum
Research and development equipment                                30% per annum
Automobiles                                                       30% per annum
Leasehold improvements                       Straight line over the term of the
                                                                          lease

Long-lived assets
The company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets held and used is measured by comparison of the carrying amount of any asset to future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the net recoverable amount.

--------------------------------------------------------------------------------

HYDROGENICS CORPORATION
--------------------------------------------------------------------------------

Research and development costs
Research and product development costs are expensed as incurred until technological feasibility is reached, there is intention to produce or market the developed product and the future market is clearly defined. Costs for research and development equipment that have alternative uses are capitalized.

Costs incurred in applying for patents and licenses are expensed as incurred.

Foreign currency translation
Monetary assets and liabilities denominated in currencies other than the Canadian dollar, the company's functional currency, are translated at the rate of exchange in effect at the end of the year. Revenue and expense items are translated into Canadian dollars at the rate of exchange in effect on the dates transactions occur. Exchange gains or losses are reflected in other expenses. See note 2 "basis of presentation" regarding the company's reporting currency.

Financial instruments
Financial instruments are initially recorded at historical cost. If subsequent circumstances indicate that a decline in the fair value of a financial instrument is other than temporary, the financial asset is written down to its fair value.

Use of estimates
The preparation of these financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Stock-based compensation
No compensation expense is recognized when stock options are granted to employees. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital.

Income taxes
Income taxes are recorded using the liability method. Future income tax amounts arise due to the temporary differences in the assets and liabilities between their accounting and income tax bases. Future tax assets are recognized to the extent that realization of such benefits is more likely than not.

3       DEPOSITS
Deposits represent amounts paid as security for rental property and utility services.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

4       CAPITAL ASSETS

                                                                 2000    1999
                                                                -----    ----
                                                                    $       $
Cost
  Computer hardware and software                                  253      65
  Office furniture and equipment                                  307      59
  Research and development equipment                            1,032     176
  Automobiles                                                      16       -
  Leasehold improvements                                          148       -
                                                                -----    ----
                                                                1,756     300
                                                                -----    ----
Accumulated depreciation
  Computer hardware and software                                   58      16
  Office furniture and equipment                                   43       8
  Research and development equipment                              149      26
  Automobiles                                                       1       -
  Leasehold improvements                                            8       -
                                                                -----    ----
                                                                  259      50
                                                                -----    ----
Net
  Computer hardware and software                                  195      49
  Office furniture and equipment                                  264      51
  Research and development equipment                              883     150
  Automobiles                                                      15       -
  Leasehold improvements                                          140       -
                                                                -----    ----
                                                                1,497     250
                                                                -----    ----

5       RESEARCH AND DEVELOPMENT
Research and development expenses consist of the following:

                                                                2000    1999    1998
                                                                ----    ----    ----
                                                                   $       $       $
Materials                                                        586     184      59
Labour                                                           301     189     127
Overhead                                                          20       -       -
Subcontracts                                                       -       6      10
Patent costs                                                     110      19       5
Depreciation of research and development assets                  125      26       -
Investment tax credits                                          (227)      -    (107)
                                                                ----    ----    ----
                                                                 915     424      94
                                                                ----    ----    ----

The company develops products and related technology using its own resources and through product development and demonstration contracts with various government and public sector agencies. The company owns or is entitled to use the products and technology developed under these contracts.

--------------------------------------------------------------------------------

HYDROGENICS CORPORATION
--------------------------------------------------------------------------------

The company obtains protection of the intellectual property, which it develops, by filing for patents in Canada, the United States and other countries. Legal expenditures related to such filings in the year are included above.

6       ACCOUNTS RECEIVABLE AND UNBILLED REVENUES
Accounts receivable and unbilled revenues consist of the following amounts:

                                                                 2000     1999
                                                                -----    -----
                                                                    $        $
Trade accounts receivable                                       1,939      158
Less: Allowance for doubtful accounts                               -      (13)
Goods and services tax                                            253       77
Refundable investment tax credits                                 333       92
Unbilled revenues on contracts-in-progress                         57    1,390
Less: Progress payments                                             -     (711)
                                                                -----    -----
                                                                2,582      993
                                                                -----    -----

Progress payments relate to contracts-in-progress at the end of the year with unbilled revenues.

7       INVENTORIES
Inventories include the following accounts:

                                                                   2000     1999
                                                                 ------     ----
                                                                      $        $
Raw materials                                                     1,161      117
Work-in-progress                                                     18        -
Finished goods                                                       34        -
                                                                 ------     ----
                                                                  1,213      117
                                                                 ------     ----

8       ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
Accounts payable and accrued liabilities include the following accounts:

                                                                 2000     1999
                                                                -----    -----
                                                                    $        $
Trade accounts payable                                          1,816      801
Provincial capital tax                                            265        -
Accrued payroll costs                                              80       34
Warranty accrual                                                  186       87
Other                                                             116       31
                                                                -----    -----
                                                                2,463      953
                                                                -----    -----

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

9       LOAN PAYABLE
In April 2000, the company received $92 in repayable grant financing from a government agency for research and development activities. The principal is repayable over a four-year period commencing April 1, 2005. The amount repayable in each quarter is 1.3% of the company's gross revenues for the proceeding quarter. The maximum amount repayable is 150% of the principal representing an effective interest rate of 10% per year.

The company has charged to expense imputed interest of $7 (1999 - $nil).

10      COMMITMENTS AND CONTINGENCIES
The company incurred rental expenses under operating leases of $390 in 2000 (1999 - $30; 1998 - $17) The company has future minimum lease payments under operating leases relating to premises and office equipment at December 31, 2000 as follows:

                                                                    $
2001                                                              875
2002                                                              858
2003                                                              706
2004                                                              687
2005                                                              456
                                                                -----
                                                                3,582
                                                                -----

The company has entered into repayable contribution and other research and development arrangements with the Department of Natural Resources (DNR), the National Research Council, Canada (NRC), and the University of Quebec at Trois Rivieres (UQTR). Under these arrangements, the company will receive up to a cumulative amount of Cdn$1,521 (1999 - Cdn$1,418; 1998 - Cdn$312) towards agreed upon research and development project costs. The utilized amount of the advances at December 31, 2000 was Cdn$986 (1999 - Cdn$682; 1998 - Cdn$304). In return,
DNR, NRC and UQTR have a right to receive as repayments, 1.3% to 4% of gross revenue received by the company as a result of the commercial exploitation of the associated technology. These arrangements will expire in stages between September 30, 2006 and March 31, 2016, or when total payments paid reach the utilized amount of the advance, depending on the terms of the individual contracts.

Research and development arrangements that obligate the company to repay the funds regardless of the outcome or commercialization of the research and development are recognized as liabilities.

--------------------------------------------------------------------------------

HYDROGENICS CORPORATION
--------------------------------------------------------------------------------

11      SHARE CAPITAL AND PREFERRED SHARES
The authorized capital stock of the company consists of an unlimited number of common shares and an unlimited number of preferred shares issuable in series.

                                                            2000    1999
                                                          ------    ----
                                                               $       $
ISSUED AND OUTSTANDING
35,560,000 (1999 - 19,687,500) common shares              80,740      21
Other equity                                                   -     124
                                                          ------    ----
                                                          80,740     145
                                                          ------    ----

During 2000, the company completed a reverse share split reducing the number of common shares from 3,000,000 to 2,812,500. Prior to the initial public offering, the shares were split on a seven to one basis. The effect of these splits has been recognized retroactively in all share and per share data in the financial statements and notes.

On December 21, 1998, the company issued 750,000 Series A preferred shares at $1.39 (Cdn$2.00) per share for proceeds, net of issue costs, of $1,015 (Cdn$1,466). These shares were voting, convertible, redeemable and earned 5% cumulative dividends.

On January 24, 2000, the company issued 510,500 Series B preferred shares at $7.27 (Cdn$10.50) per share for proceeds, net of issue costs, of $3,623 (Cdn$5,261). These shares were voting, convertible, redeemable and earned 5% cumulative dividends.

For financial reporting purposes, the Series A and B preferred shares have liability and equity components. The liability component was based on discounted future cash flows to the holders of the preferred shares and was recorded as preferred shares on the balance sheets. The remaining balance of $567 was included in other equity within share capital. Accrued dividend and amortization of discount on the debt component is charged to the statement of operations in the period.

On November 1, 2000, the company completed an initial public offering and listed the common shares on the NASDAQ National Market and The Toronto Stock Exchange, and issued 7,000,000 common shares raising proceeds of $76,167 net of issue costs of $7,833.

On November 1, 2000, all outstanding Series A and B preferred shares were converted to common shares in accordance with the terms of the share agreements. A total of 8,823,500 common shares were issued for a total of $4,529. At conversion, $229 cumulative dividends were paid to the preferred shareholders.

During 2000, the Company adopted a broad-based employee share option plan. This plan replaces previous employee share purchase arrangements. The number of common shares that may be issued under the share option plan is limited to 4,641,000. All options are for a term of 10 years from the date of grant and vest over three years unless otherwise determined by the board of directors. As at December 31, 2000, 1,981,438 options are fully vested and the remainder vest over four years from the date of grant. Under Canadian generally accepted

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

accounting principles ("GAAP") no compensation expense has been recorded in respect of these options. A summary of the company's stock option activity is as follows:

                                                                                      WEIGHTED
                                                                                       AVERAGE
                                                               OPTIONS FOR      EXERCISE PRICE
                                                             COMMON SHARES                CAN$
                                                       -------------------     ---------------
Balance - December 31, 1998                                              -                   -
Options granted                                                  1,394,533                0.22
                                                       -------------------
Balance - December 31, 1999                                      1,394,533                0.22
Options granted                                                  2,547,117                1.21
Options exercised                                                  (49,000)               0.72
                                                       -------------------
Balance - December 31, 2000                                      3,892,650                0.86
                                                       -------------------

The following table summarizes information about the company's share options outstanding as at December 31, 2000:

                                                     WEIGHTED
                                 NUMBER               AVERAGE                   NUMBER
EXERCISE PRICE           OUTSTANDING AT             REMAINING           EXERCISABLE AT
          CAN$        DECEMBER 31, 2000      CONTRACTUAL LIFE        DECEMBER 31, 2000
-------------    ----------------------      ----------------   ----------------------
         0.05                 1,312,500                  8.89                  861,329
         0.29                 1,834,000                  8.74                  950,797
         1.05                   392,000                  9.23                  162,313
 1.50 to 5.07                   125,300                  9.46                    7,000
 4.29 to 5.00                    78,750                  9.50                        -
         5.85                    17,000                  9.96                        -
6.43 to 10.00                    20,650                  9.67                        -
        10.71                    14,350                  9.69                        -
        11.43                    84,700                  9.60                        -
        12.14                     8,400                  9.76                        -
        18.12                     5,000                  9.84                        -
                  ---------------------                         ----------------------
                              3,892,650                                      1,981,439
                  ---------------------                         ----------------------

All options granted after November 1, 2000, the date of the company's initial public offering, have an exercise price equal to the market price of the company's shares on the date of grant.

--------------------------------------------------------------------------------

HYDROGENICS CORPORATION
--------------------------------------------------------------------------------

12      INCOME TAXES
Significant components of the company's future income tax asset are:

                                                                 2000     1999
                                                                ------    ----
                                                                     $       $
Non capital losses                                                 878       -
Investment tax credits                                              22       -
Warranty and other provisions                                      113      19
Capital assets                                                     (59)      2
Share issue costs                                                3,235       -
Unrealized foreign exchange loss                                   715       -
Valuation allowance                                             (4,904)    (21)
                                                                ------    ----
                                                                     -       -
                                                                ------    ----

The company's computation of income tax expense (benefit) is as follows:

                                                                  2000     1999    1998
                                                                ------    -----    -----
                                                                     $        $        $
Income (loss) before income taxes                               (1,564)    (208)     110
                                                                ------    -----    -----
Statutory income tax rate                                        34.95%   21.62%   22.12%
                                                                ------    -----    -----
Income taxes at statutory rate                                    (547)     (45)      24
  Non-deductible interest                                           91       16        -
  Other permanent differences                                       18        7      (12)
  Large corporations tax                                           172        -        -
  Change in valuation allowance                                    438       21        -
                                                                ------    -----    -----
Income tax expense (benefit)                                       172       (1)      12
                                                                ------    -----    -----

As at December 31, 2000, the company has available federal loss carry-forwards of $1,320 (1999 - $17; 1998 - $nil) that may be used to reduce federal taxable income in future years, expiring in 2007. In addition, the company has available provincial loss carry-forwards of $1,840 (1999 - $551; 1998 - $nil) that may be used to reduce provincial taxable income in future years, expiring between 2006 and 2007. The company has earned non-refundable investment tax credits amounting to approximately $22 (1999 - $nil; 1998 - $nil) that can be used to reduce future federal income taxes payable, expiring in 2009. Due to the uncertainties related to the industry in which the company operates, the tax benefit of the above carried forward amounts has been completely offset by the valuation allowance.

13      RELATED PARTY TRANSACTIONS
In the normal course of operations, the company subcontracts certain manufacturing functions to a company owned by a relative of one of the principal shareholders of Hydrogenics Corporation. Billings by this related company for manufacturing functions totaled $615 (1999 - $178; 1998 - $67). There were sales to the related company in relation to project work it was involved with totaling $nil (1999 - $3; 1998 - $36). At December 31, 2000, the company has an accounts payable balance due to this related company of $46 (1999 - $69).

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

14      FINANCIAL INSTRUMENTS
At December 31, 2000 and 1999, the fair values of cash and cash equivalents, accounts receivable, grants receivable, accounts payable and accrued liabilities approximate their respective carrying values because of the short-term nature of these instruments. Preferred shares and loan payable are at market terms and accordingly, fair value approximates carrying value.

U.S. dollar-denominated amounts included with cash and cash equivalents at December 31, 2000 are $75,547 (Cdn$116,313) (1999 - $616 (Cdn$804)). All amounts are with major financial institutions within Canada.

A substantial portion of the company's accounts receivable are with a limited number of customers (note 18).

15      LINE OF CREDIT
The company has an operating line of credit available up to $173 (Cdn$250). As at December 31, 2000, the company had not drawn on this line (1999 - $nil). The operating facility bears interest at Royal Bank of Canada prime rate plus 1.75% , is due on demand and includes a general security agreement over all assets.

16      NET EARNINGS (LOSS) PER SHARE
Net earnings (loss) per share is calculated using the weighted average number of common shares outstanding for the year, adjusted for stock splits, of 22,341,370 shares in 2000 (1999 - 19,687,500; 1998 - 19,687,500). No effect has been given to the potential exercise of stock options in the calculation of fully diluted earnings (loss) per share as the effect would be antidilutive.

17      STATEMENT OF CASH FLOWS
Net change in working capital is as follows:

                                                                  2000    1999    1998
                                                                ------    ----    ----
                                                                     $       $       $
Decrease (increase) in current assets
  Accounts receivable and unbilled revenues                     (1,626)   (639)   (314)
  Grants receivable                                                 63    (109)      3
  Inventories                                                   (1,100)    (89)    (28)
  Prepaid expenses                                                (114)     (8)      1
Increase (decrease) in current liabilities
  Accounts payable and accrued liabilities                       1,545     850      80
  Income taxes payable                                             160       9      (4)
  Dividends payable                                                (50)     52       -
                                                                ------    ----    ----
                                                                (1,122)     66    (262)
                                                                ------    ----    ----

--------------------------------------------------------------------------------

HYDROGENICS CORPORATION
--------------------------------------------------------------------------------

18      SEGMENTED FINANCIAL INFORMATION
The company currently operates in a single operating segment, being the design, development and manufacturing of proton-exchange membrane, or PEM, fuel cell automated test stations. Substantially all the company's operations including capital assets are located in Canada. The distribution of revenue determined by location of customers is as follows:

                                                                 2000     1999    1998
                                                                -----    -----    ----
                                                                    $        $       $
Canada                                                             35       77     160
United States                                                   5,098    1,753     505
United Kingdom                                                  3,442      795       -
Rest of World                                                     308       49       -
                                                                -----    -----    ----
                                                                8,883    2,674     665
                                                                -----    -----    ----

The company's largest customers comprise the following percentages of total sales:

                                                                2000    1999    1998
                                                                ----    ----    ----
                                                                   %       %       %
First                                                             39      36      45
Second                                                            29      30      23
Third                                                             10      14      15
Fourth                                                             7       9      11
Others                                                            15      11       6
                                                                ----    ----    ----
                                                                 100     100     100
                                                                ----    ----    ----

19 DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES AND PRACTICES

The financial statements have been prepared in accordance with Canadian generally accepted accounting practices (Canadian GAAP), which differ in certain respects from those principles and practices that the company would have followed had its financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States (U.S. GAAP).

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

The reconciliation of net income (loss) based on Canadian GAAP to conform to U.S. GAAP is as follows:

                                                                      2000          1999
                                                                ----------    ----------
                                                                         $             $
Net income (loss) for the year based on Canadian GAAP               (1,736)         (208)
Accrued dividends and amortization of discount on preferred
  shares                                                               262            73
Change in reporting currency                                             -             4
Stock-based compensation                                            (3,369)          (34)
                                                                ----------    ----------
Net income (loss) for the year based on U.S. GAAP                   (4,843)         (165)
Other comprehensive income (loss)
  Foreign currency translation                                       1,360             1
                                                                ----------    ----------
Comprehensive income (loss) based on U.S. GAAP                      (3,483)         (164)
                                                                ----------    ----------
Basic and diluted earnings (loss) per share based on U.S.
  GAAP                                                               (0.22)        (0.01)
Weighted average number of shares used in calculating
  earnings (loss) per share                                     22,341,370    19,687,500

The effect of these adjustments on the shareholders' equity of the company is as follows:

                                                                  2000    1999
                                                                ------    ----
Shareholders' equity based on Canadian GAAP                     80,260      38
Equity component of preferred shares                                 -    (124)
Cumulative amortization of discount on preferred shares              -      21
                                                                ------    ----
Shareholders' equity (deficiency) based on U.S. GAAP            80,260     (65)
                                                                ------    ----

----------

(i)   Preferred Shares

     Under Canadian GAAP, convertible, redeemable, preferred shares are presented as debt and equity components on the balance sheet. The statement of operations includes a charge for interest on the debt component and dividends. However, under U.S. GAAP, these preferred shares meet the definition of mandatorily redeemable shares, which are considered a component of temporary equity outside of shareholders' equity and dividends are charged directly to equity.

(ii)  Stock-based compensation

     Under Canadian GAAP, no compensation expense has been recognized with respect to employee stock options. For U.S. GAAP reporting, the company uses the intrinsic value method of APB Opinion No. 25 and options issued under the plan are deemed to be compensatory to the extent that the fair value of the stock exceeds the exercise price at the date of grant. The compensation cost is recognized over the vesting period. For U.S. GAAP, the compensation cost not yet recognized is presented as a deferred stock-based compensation charge, with a corresponding amount included in stock options outstanding, both of which form part of shareholders' equity. At December 31,

--------------------------------------------------------------------------------

HYDROGENICS CORPORATION
--------------------------------------------------------------------------------

     2000, equity balances for deferred stock-based compensation and stock options outstanding are $5,762 and $2,589, respectively.

     Had the company determined compensation cost, based on the fair value method as prescribed in Statement of Financial Accounting Standards No. 123, "Accounting for Stock-based Compensation," the fair market value of the stock options granted in 2000 would be $3,822 (1999 - $108) and the pro forma net (loss) income would be $(5,444) ($(0.15) loss per share ) (1999 - $(185), $(0.09) loss per share). Stock options are valued using the Black-Scholes option pricing model with the following weighted average assumptions: risk free interest rate of 6.25%, expected life of four years and expected volatility of 100%.

(iii)  New accounting standards

     For U.S. GAAP reporting purposes, the company will be required to adopt FAS 133 "Accounting for Derivative Instruments and Hedging Activities" for the 2001 fiscal year. The company does not use derivative financial instruments for trading purposes and, at present, does not enter into hedging transactions and therefore the impact of adopting FAS 133 on financial reporting will not be material.

     For Canadian GAAP reporting purposes, the company will adopt the new Canadian standard for reporting earnings per share effective January 1, 2001. The new requirements are in line with U.S. standards. The treasury stock method is to be used, instead of the current imputed earnings approach, for determining the dilutive effect of options.

(iv)  Change in reporting currency

     As discussed in note 2, effective as of December 31, 1999, the company adopted the U.S. dollar as its reporting currency. Under U.S. GAAP, the financial statements, including prior years', are translated according to the current rate method whereby revenues and expenses are translated at exchange rates prevailing at the respective transaction dates. Under Canadian GAAP, at the time of change in reporting currency, the historical financial statements are presented using a translation of convenience whereby all amounts for the current year and comparative figures were translated at the exchange rate prevailing at December 31, 1999.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

     The condensed balance sheets as at December 31, 2000 and 1999, and statements of operations and cash flows for the years ended December 31, 2000 and 1999, after giving effect to the change in reporting currency under U.S. GAAP, are as follows:

                                                                       2000     1999
                                                                     ------    -----
                                                                          $        $
     Current assets                                                  81,428    1,714
     Total assets                                                    82,992    1,964
     Current liabilities                                              2,632      962
     Total liabilities                                                2,732      962
     Mandatorily redeemable preferred shares                              -    1,067
     Shareholders' equity (deficiency)                               80,260      (65)

                                                                       2000     1999
                                                                     ------    -----
                                                                          $        $
     Revenues                                                         8,883    2,598
     Cost of revenues                                                 6,485    2,045
     Operating expenses                                               6,312      727
     Loss from operations                                            (3,914)    (174)
     Loss for the period                                             (4,843)    (165)

                                                                       2000     1999
                                                                     ------    -----
                                                                          $        $
     Cash used in operating activities                                 (984)     (83)
     Cash used in investing activities                               (1,559)    (272)
     Cash used in financing activities                               79,672        -

(v)   Comprehensive income

     U.S. GAAP requires disclosure of comprehensive income which comprises income (loss) and other comprehensive income. The only item of other comprehensive income for the company is the charge to the currency translation account. Under Canadian GAAP, there is no standard for reporting comprehensive income.

(vi)  Earnings (loss) per share

     The numerator for purposes of calculating earnings (loss) per share has been calculated as follows:

                                                                       2000    1999
                                                                     ------    ----
                                                                          $       $
     Net income (loss)                                               (4,843)   (165)
     Less: Dividends on preferred shares                                179      50
                                                                     ------    ----
     Income (loss) available to common shares                        (5,022)   (215)
                                                                     ------    ----

--------------------------------------------------------------------------------

                                   SIGNATURES

         The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                                       HYDROGENICS CORPORATION

                                       By: /s/ Pierre Rivard
                                           -------------------------------------
                                           Pierre Rivard
                                           Chief Executive Officer and President


Date: May 18, 2001

                                  EXHIBIT LIST

     EXHIBIT NUMBER        NAME OF DOCUMENT
     --------------        ----------------
         1.1               Articles of the Company.(1)
         1.2               By-laws of the Company.(2)
         2.1               Form of share certificate.(3)
         4.1               Stock Option Plan.(4)
         4.2               Form of Stock Option Agreement.(5)
         4.3               Lease, dated May 19, 1999, by and between the Company
                           and Atlantis Real Estate Corporation.(6)
         4.4               Employment letter agreement between Robert Edwards
                           and the Company, dated July 16, 1999.(7)
         4.5               Employment letter agreement between Dr. Ravi Gopal
                           and the Company, dated March 16, 1998.(8)
         4.6               Offer to Lease dated June 1, 2000 by and between the
                           Company and Orlando Corporation.(9)
         4.7               Department of Natural Resources Efficiency and
                           Alternative Energy Program Contribution Agreement,
                           dated October 17, 1996, between Canada and the
                           Company.(10)
         4.8               Department of Natural Resources Efficiency and
                           Alternative Energy Program Contribution Agreement,
                           dated July 3, 1997, between Canada and the
                           Company.(11)
         4.9               Department of Natural Resources Efficiency and
                           Alternative Energy Program Contribution Agreement,
                           dated June 9, 1998, between Canada and the
                           Company.(12)
         4.10              Efficiency and Alternative Energy Program Amendment
                           to the Contribution Agreement between Canada and the
                           Company, dated March 13, 2000.(13)
         4.11              Department of Natural Resources Efficiency and
                           Alternative Energy Program Contribution Agreement,
                           dated June 9, 1999, between Canada and the
                           Company.(14)
         4.12              Natural Resources Canada Efficiency and Alternative
                           Energy Program Amendment No. 1 to the Contribution
                           Agreement between Canada and the Company, dated
                           February 1, 2000.(15)
         4.13              Department of Natural Resources Efficiency and
                           Alternative Energy Program Contribution Agreement,
                           dated May 25, 2000, between Canada and the
                           Company.(16)
         4.14              Industrial Research Assistance Program Contribution
                           Agreement, dated November 24, 1998, between National
                           Research Council Canada and the Company.(17)
         4.15              Industrial Research Assistance Program Contribution
                           Agreement, dated December 1, 1999, between National
                           Research Council Canada and the Company.(18)
         4.16              Research Agreement for a Cooperative Project, dated
                           November 19, 1996, between Universite du Quebec a
                           Trois-Rivieres and the Company.(19)
         4.17              Lease, dated June 23, 2000, by and between Orlando
                           Corporation and the Company.(20)
         4.18              Employment Agreement between Pierre Rivard and the
                           Company, dated April 20, 2001.
         4.19              Employment Agreement between Boyd Taylor and the
                           Company, dated April 20, 2001.
         4.20              Employment Agreement between Ravi Gopal and the
                           Company, dated April 20, 2001.
         4.21              Employment Agreement between Joseph Cargnelli and the
                           Company, dated April 20, 2001.
         4.22              Agreement of Lease, dated as of December 15, 2000,
                           between Crown/Chadwick Realty Corp. and the Company
         4.23              Department of Natural Resources Efficiency and
                           Alternative Energy Program Contribution Agreement
                           between Canada and the Company, dated January 10,
                           2001.
         4.24              Natural Resources Canada Efficiency and Alternative
                           Energy Program Amendment No. 1 to the Contribution
                           Agreement, dated April 11, 2001.

----------

(1) Incorporated by reference from Exhibit 3.1 to Amendment No. 4 to the Company's Registration Statement on Form F-1, File No. 333-42682, filed with the Securities and Exchange Commission on October 13, 2000.

(2) Incorporated by reference from Exhibit 3.1 to Amendment No. 4 to the Company's Registration Statement on Form F-1, File No. 333-42682, filed with the Securities and Exchange Commission on October 13, 2000.

(3) Incorporated by reference from Exhibit 4.1 to Amendment No. 5 to the Company's Registration Statement on Form F-1, File No. 333-42682, filed with the Securities and Exchange Commission on October 23, 2000.

(4) Incorporated by reference from Exhibit 10.3 to Amendment No. 2 to the Company's Registration Statement on Form F-1, File No. 333-42682, filed with the Securities and Exchange Commission on September 25, 2000.

(5) Incorporated by reference from Exhibit 10.4 to Amendment No. 2 to the Company's Registration Statement on Form F-1, File No. 333-42682, filed with the Securities and Exchange Commission on September 25, 2000.

(6) Incorporated by reference from Exhibit 10.5 to the Company's Registration Statement on Form F-1, File No. 333-42682, filed with the Securities and Exchange Commission on July 31, 2000.

(7) Incorporated by reference from Exhibit 10.6 to the Company's Registration Statement on Form F-1, File No. 333-42682, filed with the Securities and Exchange Commission on July 31, 2000.

(8) Incorporated by reference from Exhibit 10.7 to the Company's Registration Statement on Form F-1, File No. 333-42682, filed with the Securities and Exchange Commission on July 31, 2000.

(9) Incorporated by reference from Exhibit 10.8 to the Company's Registration Statement on Form F-1, File No. 333-42682, filed with the Securities and Exchange Commission on July 31, 2000.

(10) Incorporated by reference from Exhibit 10.9 to Amendment No. 2 to the Company's Registration Statement on Form F-1, File No. 333-42682, filed with the Securities and Exchange Commission on September 25, 2000.

(11) Incorporated by reference from Exhibit 10.10 to Amendment No. 2 to the Company's Registration Statement on Form F-1, File No. 333-42682, filed with the Securities and Exchange Commission on September 25, 2000.

(12) Incorporated by reference from Exhibit 10.11 to Amendment No. 2 to the Company's Registration Statement on Form F-1, File No. 333-42682, filed with the Securities and Exchange Commission on September 25, 2000.

(13) Incorporated by reference from Exhibit 10.12 to Amendment No. 2 to the Company's Registration Statement on Form F-1, File No. 333-42682, filed with the Securities and Exchange Commission on September 25, 2000.

(14) Incorporated by reference from Exhibit 10.13 to Amendment No. 2 to the Company's Registration Statement on Form F-1, File No. 333-42682, filed with the Securities and Exchange Commission on September 25, 2000.

(15) Incorporated by reference from Exhibit 10.14 to Amendment No. 2 to the Company's Registration Statement on Form F-1, File No. 333-42682, filed with the Securities and Exchange Commission on September 25, 2000.

(16) Incorporated by reference from Exhibit 10.15 to Amendment No. 2 to the Company's Registration Statement on Form F-1, File No. 333-42682, filed with the Securities and Exchange Commission on September 25, 2000.

(17) Incorporated by reference from Exhibit 10.16 to Amendment No. 2 to the Company's Registration Statement on Form F-1, File No. 333-42682, filed with the Securities and Exchange Commission on September 25, 2000.

(18) Incorporated by reference from Exhibit 10.17 to Amendment No. 2 to the Company's Registration Statement on Form F-1, File No. 333-42682, filed with the Securities and Exchange Commission on September 25, 2000.

(19) Incorporated by reference from Exhibit 10.18 to Amendment No. 2 to the Company's Registration Statement on Form F-1, File No. 333-42682, filed with the Securities and Exchange Commission on September 25, 2000.

(20) Incorporated by reference from Exhibit 10.19 to Amendment No. 2 to the Company's Registration Statement on Form F-1, File No. 333-42682, filed with the Securities and Exchange Commission on September 25, 2000.