Form 20-F
period 2001-12-31
HYDROGENICS CORP
filed 2002-06-26
CIK 1119985

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                    FORM 20-F


(Mark One)

[ ] Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

                                       or

[X] Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2001

                                       or

[ ] Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from ________ to ________

                      Commission file number _____________

               HYDROGENICS CORPORATION - CORPORATION HYDROGENIQUE
               --------------------------------------------------
             (Exact name of Registrant as specified in its charter)

                                     CANADA
                                     ------
                 (Jurisdiction of incorporation or organization)

           5985 MCLAUGHLIN ROAD, MISSISSAUGA, ONTARIO L5R 1B8, CANADA
           ----------------------------------------------------------
                    (Address of principal executive offices)

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

                     47,918,446 Common Shares, no par value

         Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

         Yes     X       No
              -------        -------

         Indicate by check mark which financial statement item the registrant has elected to follow.

         Item 17           Item 18     X
                 -------            -------

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


                                 EXCHANGE RATES

         On June 21, 2002, the noon buying rate in New York City for cable transfers in Canadian dollars was Cdn.$1.00 equals U.S.$0.6565. The following table sets forth, for each period presented, the high and low exchange rates, the average of the exchange rates on the last day of each month during the period indicated, and the exchange rates at the end of the period indicated for one Canadian dollar expressed in U.S. dollars, based on the inverse of the noon buying rate for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York.

                                                          YEAR ENDED DECEMBER 31,
                                   ----------------------------------------------------------------------
                                     1997            1998           1999            2000           2001
                                   -------         -------         -------        -------         -------
End of period...............       $0.6999         $0.6504         $0.6925        $0.6669         $0.6279
Average for period..........       $0.7198         $0.6714         $0.6744        $0.6732         $0.6462
High for period.............       $0.7467         $0.7105         $0.6925        $0.6969         $0.6701
Low for period..............       $0.6945         $0.6341         $0.6535        $0.6410         $0.6248


         Unless stated otherwise, all references to "$" or "U.S.$" in this annual report refer to United States dollars and all references to "Cdn.$" refer to Canadian dollars.


                 PRESENTATION OF FINANCIAL AND OTHER INFORMATION

         Unless we indicate otherwise, financial information in this annual report has been prepared in accordance with Canadian generally accepted accounting principles, or GAAP. Canadian GAAP differs in some significant respects from U.S. GAAP and thus our consolidated financial statements may not be comparable to the financial statements of U.S. companies. The principal differences as they apply to us are summarized in note 18 of our financial statements for the year ended December 31, 2001 included elsewhere in this annual report.

         As at and for all periods prior to December 31, 2001, our functional currency was the Canadian dollar. Effective December 31, 1999, we adopted the U.S. dollar as our reporting currency and the financial information included in this annual report for 1999 and prior years has been presented in U.S. dollars in accordance with a translation of convenience method using the exchange rate at December 31, 1999, as set forth in note 2 of our financial statements for the year ended December 31, 2001. For periods subsequent to December 31, 1999,

Canadian dollar amounts have been translated into U.S. dollars using the current rate method, as set forth in note 2 of our financial statements for the year ended December 31, 2001.


                                TABLE OF CONTENTS

PART I                                                                                                       PAGE
------                                                                                                       ----

         ITEM 1.      Identity of Directors, Senior Management and Advisors....................................1

         ITEM 2.      Offer Statistics and Expected Timetable..................................................1

         ITEM 3.      Key Information..........................................................................1

         ITEM 4.      Information on the Company..............................................................12

         ITEM 5.      Operating and Financial Review and Prospects............................................27

         ITEM 6.      Directors, Senior Management and Employees..............................................35

         ITEM 7.      Major Shareholders and Related Party Transactions.......................................44

         ITEM 8.      Financial Information...................................................................45

         ITEM 9.      The Offer and Listing...................................................................45

         ITEM 10.     Additional Information..................................................................47

         ITEM 11.     Quantitative and Qualitative Disclosure About Market Risk...............................56

         ITEM 12.     Description of Securities Other than Equity Securities..................................56

PART II

         ITEM 13.     Defaults, Dividend Arrearages and Delinquencies.........................................56

         ITEM 14.     Material Modifications to the Rights of Security Holders and Use of Proceeds............56

PART III

         ITEM 17.     Financial Statements....................................................................59

         ITEM 18.     Financial Statements....................................................................59

         ITEM 19.     Exhibits................................................................................59



                                     PART I


ITEM 1.       IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.

                  A.       DIRECTORS AND SENIOR MANAGEMENT.

                           Not applicable.

                  B.       ADVISERS.

                           Not applicable.

                  C.       AUDITORS.

                           PricewaterhouseCoopers LLP
                           Suite 3000, Box 82
                           Royal Trust Tower, TD Centre
                           Toronto, Ontario
                           Canada  M5K 1G8

ITEM 2.       OFFER STATISTICS AND EXPECTED TIMETABLE.

                  Not Applicable.

ITEM 3.       KEY INFORMATION.

                  A.       SELECTED FINANCIAL DATA.

         Our consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles. These principles conform in all material respects with U.S. generally accepted accounting principles except as disclosed in note 18 to our consolidated financial statements for the years ended December 31, 2000 and 2001. The following selected financial data should be read with "Operating and Financial Review and Prospects" and our consolidated financial statements and notes appearing elsewhere in this annual report. The statements of operations data for the years ended December 31, 1999, 2000 and 2001, and the balance sheet data as of December 31, 2000 and 2001 are derived from our consolidated financial statements that have been audited by PricewaterhouseCoopers LLP, our independent auditors, which are included elsewhere in this annual report. The statement of operations data for the years ended December 31, 1997 and 1998 and the balance sheet data as of December 31, 1997 and 1998 are derived from our financial statements that have been audited by PricewaterhouseCoopers LLP that are not included in this annual report.


                                                     YEAR ENDED DECEMBER 31,
                                -----------------------------------------------------------------
                                   1997          1998          1999         2000           2001
                                ----------     ---------     --------      ---------     --------
                                       (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

STATEMENT OF OPERATIONS
  DATA:
Canadian GAAP:
Revenues....................    $       97     $     665     $  2,674      $   8,883     $   7,418
Cost of Revenues............            72           415        2,105          6,485         4,941
                                ----------     ---------     --------      ---------     ---------
Gross Profit................            25           250          569          2,398         2,477
                                ----------     ---------     --------      ---------     ---------
Operating expenses:
Selling, general and
  administrative............            28            89          534          2,069         4,403
Research and development....            (8)           45          136            650         2,337
Depreciation of property,
  plant and equipment.......             2             3           44            224           716
Amortization of acquired
  intellectual property.....            --            --           --             --         3,459
                                ----------     ----------    --------      ---------     ---------
Total operating expenses....            22           137          714          2,934        10,915
                                ----------     ---------     --------      ---------     ---------
Income (loss) from
  operations................             3           113         (145)          (545)       (8,438)

Other income (expenses).....            (1)           (2)         (64)        (1,019)        5,778
                                ----------     ----------    --------      ---------     ---------
Income (loss) before
  income taxes..............             2            111        (209)        (1,564)       (2,660)

Income tax expense (recovery)            3             12          (1)           172           156
                                ----------     ----------    --------      ---------     ---------
Net income (loss)...........            (1)            99        (208)        (1,736)       (1,816)
                                ----------     ----------    --------      ---------     ---------
Basic and fully diluted
  earnings (loss) per share.   $     (0.01)     $    0.01    $  (0.01)     $   (0.08)    $   (0.07)
                                ==========     ===========   ========      =========     =========

Shares used in computing
  basic and fully diluted
  earnings (loss) per share     19,687,500     19,687,500  19,687,500     22,341,370    38,217,593
                                ==========     ==========  ==========     ==========    ==========
Pro forma earnings (loss)
  per share.................                                $   (0.01)
                                                            =========
U.S. GAAP:
Revenues....................                   $      647       2,598          8,883         7,418
                                               ==========   =========      =========     =========
Net income (loss)...........                   $       96   $    (165)     $  (4,843)    $  (4,284)
                                               ==========   =========      =========     =========
Basic and fully diluted
  earnings (loss) per share.                   $     0.00   $   (0.01)     $   (0.22)    $   (0.11)
                                               ==========   =========      =========     =========




                                                             AS OF DECEMBER 31,
                                       -------------------------------------------------------------
                                       1997         1998          1999           2000         2001
                                       ----         ----          ----           ----         ----
                                                               (IN THOUSANDS)
BALANCE SHEET DATA:
Canadian GAAP
Cash........................           $ --       $  819       $   453       $   1,844         1,639
Working capital...............           15        1,123           700          78,796        72,397
Total assets..................           80        1,249         1,964          82,992       107,633
Total shareholders' equity....           23          247            38          80,260       105,821
U.S. GAAP:
Total assets..................                     1,176         1,964          82,992       107,633
Total shareholders' equity
  (deficiency)................                       115           (66)         80,260       105,821


--------------------------
         Although the Canadian dollar is our functional currency, we have adopted the U.S. dollar as our reporting currency. See note 2 of our financial statements for the years ended December 31, 2000 and 2001.

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

         Our current business strategy is to expand significantly our development and manufacture of PEM fuel cell products and to market these products in the transportation, stationary and portable markets. In so doing, we will incur significant expenditures for research and development, expansion of our manufacturing capabilities, general administrative and sales and marketing expenses. As a result of these increased costs, we will need to generate significantly higher revenues to achieve and sustain profitability. We incurred a net loss for the year 2001, we may continue to incur losses beyond 2001 and we may never sustain profitability. Accordingly, our ability to operate our business and implement our business strategy may be hampered and the value of our common shares may decline.

WE MAY NEVER COMPLETE THE DEVELOPMENT OF COMMERCIALLY VIABLE FUEL CELL PRODUCTS AND IF WE FAIL TO DO SO, WE WILL NOT BE ABLE TO MEET OUR BUSINESS AND GROWTH OBJECTIVES.

         We do not know when or whether we will successfully complete research and development of commercially viable fuel cell products for any of our target markets. Our future success depends upon our ability to develop and sell fuel cell products. We must develop or acquire access to substantial technological advances to be incorporated into our products, particularly in the area of hydrogen fuel processing and storage, before we will be able to produce commercially viable products other than fuel cell testing stations. We will be unable to meet our business and growth objectives if we do not produce or secure access to these other products.

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

         To date, a small number of customers has accounted for a significant majority of our revenues and will continue to do so for the foreseeable future. For the year ended December 31, 2000, our three largest customers accounted for approximately 78% of our revenues. For the year ended December 31, 2001, three customers accounted for approximately 70% of our revenues. If we lose any of these customers and do not attract additional customers, we may not generate sufficient revenues to offset this loss of revenues and our financial results will be materially adversely affected. In addition, if a significant customer breaches its contractual obligation to pay amounts it owes us under non-cancelable binding purchase orders because of its inability or refusal to pay, or does not pay those amounts on time, our revenues and earnings could be materially adversely affected.

WE MAY BE UNABLE TO RAISE ADDITIONAL CAPITAL TO PURSUE OUR COMMERCIALIZATION PLANS AND MAY BE FORCED TO DISCONTINUE PRODUCT DEVELOPMENT, REDUCE OUR SALES AND MARKETING EFFORTS OR FOREGO ATTRACTIVE BUSINESS OPPORTUNITIES.

         We may not have sufficient capital to fund our operations and we may not be able to raise additional capital. Either of these outcomes could adversely affect our ability to respond to competitive pressures or prevent us from conducting all or a portion of our planned operations. We expect that cash on hand will be sufficient to meet our working capital and capital expenditure needs for the next 24 months. After that, we may need to raise additional funds through financing which may not be available on acceptable terms, if at all. We may also require additional capital to acquire or invest in complementary businesses or products or obtain the right to use complementary technologies.

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

         To date, we have focused largely on research and development and have only begun manufacturing fuel cell products. We have no experience manufacturing fuel cell products on a large scale basis. In order to produce fuel cell products at affordable prices we will have to manufacture a large volume of fuel cell products. We do not know whether or when we will be able to develop efficient, low-cost manufacturing capabilities and processes that will enable us to meet the quality, price, engineering, design and production standards or production volumes required to successfully mass market our fuel cell products. Even if we are successful in developing our manufacturing capabilities and processes, we do not know whether we will do so in time to meet our product commercialization schedule or to satisfy the requirements of our customers and the market. Our failure to develop these manufacturing processes and capabilities in a timely manner could prevent us from achieving our growth and profitability objectives.

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

         We expect our revenues and operating results to vary significantly from quarter to quarter. These quarterly fluctuations in our operating performance result from the length of time between our first contact with a business customer and the first receipt of revenue from sales to that customer. Our products are highly-engineered and expensive to produce and many are still in development stages; therefore, the length of time between approaching a customer and delivering our products to that customer can span quarterly periods. As a result, quarter to quarter comparisons of our revenues and operating results may not be meaningful. In addition, due to our early stage of development, we cannot predict our future revenues or results of operations accurately.

WE MAY ACQUIRE TECHNOLOGIES OR COMPANIES IN THE FUTURE AND THESE ACQUISITIONS COULD DISRUPT OUR BUSINESS AND DILUTE OUR SHAREHOLDERS' INTERESTS IN US.

         We may acquire technologies or companies in the future. Entering into an acquisition entails many risks, any of which could materially harm our business, including:

         o diversion of management's attention from other business concerns;

         o failure to effectively assimilate the acquired technology, employees or other assets of the company into our business;

         o the loss of key employees from either our current business or the acquired business; and

         o        assumption of significant liabilities of the acquired company.

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

WE DEPEND UPON INTELLECTUAL PROPERTY AND OUR FAILURE TO PROTECT THAT INTELLECTUAL PROPERTY COULD ADVERSELY AFFECT OUR FUTURE GROWTH AND SUCCESS.

         Failure to protect our existing intellectual property rights may reduce our ability to prevent others from using our technology. We rely on a combination of patent, trade secret, trademark and copyright laws to protect our intellectual property. Some of our intellectual property is currently not covered by any patent or patent application. Our patent protection is subject to complex factual and legal issues that may give rise to uncertainty as to the validity, scope and enforceability of a particular patent. Accordingly, we cannot be assured that:

         o any of the U.S., Canadian or other patents owned by us or third party patents that are licensed to us will not be invalidated, circumvented, challenged, rendered unenforceable, or licensed to others; or

         o any of our pending or future patent applications will be issued with the breadth of protection sought by us, if issued at all.

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

OUR POTENTIAL INVOLVEMENT IN INTELLECTUAL PROPERTY LITIGATION COULD NEGATIVELY AFFECT OUR BUSINESS.

         Our future success and competitive position depend in part upon our ability to obtain or maintain the proprietary intellectual property used in our principal products. Our ability to establish and maintain such a competitive position may be achieved in part by prosecuting claims against others who we believe are infringing our rights and by defending claims brought by others who believe that we are infringing their rights. Our involvement in intellectual property litigation could result in significant expense to us, adversely affect the sales of any products involved or the use or licensing of related intellectual property, and divert the efforts of our valuable technical and management personnel from their principal responsibilities, whether or not such litigation is resolved in our favor. If we are found to infringe the intellectual property rights of others in such litigation, we may, among other things, be required to:

         o        pay substantial damages;

         o cease the development, manufacture, use, sale or importation of products that infringe upon other patented intellectual property;

         o        discontinue processes incorporating infringing technology;

         o expend significant resources to develop or acquire non-infringing intellectual property; or

         o obtain licenses to the intellectual property which we are found to be infringing.

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

         Significant markets may never develop for fuel cell products, or may develop more slowly than we anticipate. If significant markets fail to develop or develop more slowly than we anticipate, we may be unable to recover the losses we expect to incur in the development of our products and we may never achieve profitability. Any delay in, or failure of, the development of significant markets for fuel cell products would significantly harm our revenues and could cause our business to fail. Fuel cell products represent an emerging market, and we do not know whether end-users will want to use them. The development of a significant market for fuel cell products may be affected by many factors, some of which are out of our control, including:

         o the emergence of newer, more competitive technologies and products;

         o the future cost of hydrogen and other fuels used by our fuel cell systems;

         o the future cost of membrane electrode assemblies used in our fuel cell systems;

         o the future cost of platinum, a key component of our fuel cell systems;

         o        regulatory requirements;

         o manufacturing and supply costs for fuel cell components and systems;

         o        consumer perceptions of the safety of our products;

         o        consumer reluctance to try a new product; and

         o the continued development and improvement of existing power technologies.

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

         If at any time we qualify as a passive foreign investment company under United States tax laws, our shareholders may be subject to adverse tax consequences. We could be a passive foreign investment company if 75% or more of our gross income in any year is considered passive income for United States tax purposes. For this purpose, passive income generally includes interest, dividends, some types of rents and royalties, and gains from the sale of assets that produce these types of income. In addition, we could be classified as a passive foreign investment company if the average percentage of our assets during any year that produced passive income, or that were held to produce passive income, is at least 50%. If we are classified as a passive foreign investment company, this characterization could result in adverse U.S. tax consequences to our shareholders, including having gain recognized on the sale of our common shares be treated as ordinary income, as opposed to capital gain income, and having potential punitive interest charges apply to such sales proceeds. U.S. shareholders should consult their own U.S. tax advisors with respect to the U.S. tax consequences of holding our common shares.

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

         Our principal shareholders own more than 39% of our outstanding common shares. In addition, General Motors Corporation owns approximately 24% of our outstanding common shares. Accordingly, these shareholders may, if they act together, exercise significant influence over all matters requiring shareholder approval, including the election of a majority of the directors and the determination of significant corporate actions. This concentration could also have the effect of delaying or preventing a change in control that could be otherwise beneficial to our shareholders.

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

U.S. INVESTORS MAY NOT BE ABLE TO ENFORCE THEIR CIVIL LIABILITIES AGAINST US OR OUR DIRECTORS, CONTROLLING PERSONS AND OFFICERS.

         We are organized under the laws of Canada. A majority of our directors, controlling persons and officers, as well as some of the experts named in this annual report, are residents of Canada and all or a substantial portion of their assets and substantially all of our assets are located outside of the United States. As a result, it may be difficult for U.S. holders of our common shares to effect service of process on these persons within the United States or to realize in the United States upon judgments rendered against them. In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or other laws of the United States.

         However, U.S. laws would generally be enforced by a Canadian court provided that those laws are not contrary to Canadian public policy, are not foreign penal laws or laws that deal with taxation or the taking of property by a foreign government and provided that they are in compliance with applicable Canadian legislation regarding the limitation of actions. Also, a judgment obtained in a U.S. court would generally be recognized by a Canadian court except, for example:

         o where the U.S. court where the judgment was rendered had no jurisdiction according to applicable Canadian law;

         o the judgment was subject to ordinary remedy (appeal, judicial review and any other judicial proceeding which renders the judgment not final, conclusive or enforceable under the laws of the applicable state) or not final, conclusive or enforceable under the laws of the applicable state;

         o the judgment was obtained by fraud or in any manner contrary to natural justice or rendered in contravention of fundamental principles of procedure;

         o a dispute between the same parties, based on the same subject matter has given rise to a judgment rendered in a Canadian court or has been decided in a third country and the judgment meets the necessary conditions for recognition in a Canadian court;

         o the outcome of the judgment of the U.S. court was inconsistent with Canadian public policy;

         o the judgment enforces obligations arising from foreign penal laws or laws that deal with taxation or the taking of property by a foreign government; or

         o there has not been compliance with applicable Canadian law dealing with the limitation of actions.

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

OUR SHARE PRICE HAS DECLINED SINCE OUR INITIAL PUBLIC OFFERING AND IT MAY CONTINUE TO DECLINE.

         In recent years, and especially in the last year, the stock markets have experienced significant price and volume fluctuations, especially in the technology sector. Our common shares may also experience that volatility for reasons unrelated to our own operating performance, including:

         o performance of other companies in the fuel cell or alternative power businesses;

         o news announcements, securities analysts' reports and recommendations and other developments with respect to our industry or our competitors; and

         o        changes in general economic conditions.

IF THE CANADIAN DOLLAR WEAKENS AGAINST THE U.S. DOLLAR, WE MAY EXPERIENCE FOREIGN EXCHANGE LOSSES.

         Effective January 1, 2002, we adopted the U.S. dollar as the functional currency and monetary assets and liabilities denominated in a currency other than the U.S. dollar will give rise to a foreign currency gain or loss reflected in earnings. We currently hold approximately 60% of our short-term investments in Canadian dollars. To the extent that the Canadian dollar is weakened against the U.S. dollar, we may incur net foreign exchange losses. Such losses would affect our financial results and, consequently, our share price.

ITEM 4.       INFORMATION ON THE COMPANY.

                  A.       HISTORY AND DEVELOPMENT OF THE COMPANY.

         The legal name of our company is Hydrogenics Corporation - Corporation Hydrogenique. We were incorporated under the Canada Business Corporations Act on August 1, 1988 as Traduction Militech Translation Inc. By articles of amendment dated August 20, 1990, we changed our name to Societe Hydrogenique Incorporee - Hydrogenics Corporation Incorporated. From 1990 to August 1995, Societe Hydrogenique Incorporee - Hydrogenics Corporation Incorporated did not actively carry on business. In August 1995, we commenced our fuel cell technology development business. By articles of amendment dated January 24, 2000, we changed our name to Hydrogenics Corporation - Corporation Hydrogenique.

         The following are our significant transactions and events that have occurred since January 1, 2001:

         o On January 10, 2001, we entered into a $2 million contribution agreement with Natural Resources Canada and the Climate Change Action Fund relating to the development of a stationary fuel cell system capable of generating power for use in multi-dwelling clusters and small commercial buildings. This agreement was subsequently amended on April 11, 2001. The total project cost is $6,000,000 over two years. The Government of Canada is contributing $2.0 million: $1,600,000 from the Technology Early Action Measures, or TEAM, component of the Climate Change Action Fund, and $400,000 from NRCan. We are contributing $4,000,000 to the project, which is comprised of material costs, labor and other in-kind contributions.

         o On April 18, 2001, we entered into a joint development agreement with Johnson Matthey, Inc., to develop a fully integrated fuel processor system. The fuel processor is expected to incorporate Johnson Matthey's proprietary fuel processing technology and our integrated system controls and balance-of-plant subsystems.

         o On July 23, 2001, we signed an exclusive agency agreement with Hankook BEP Co. Ltd., a Korean distributor of automotive testing systems, to market and sell our FCATS products in the Korean market.

         o On August 22, 2001, we signed an exclusive distribution agreement with Toyota Tsusho Corporation to market and sell our FCATS products in the Japanese market.

         o On October 16, 2001, we formed a strategic alliance with General Motors Corporation, or GM, to accelerate the development of fuel cell technology into global commercial markets. The alliance includes shared intellectual property rights and joint efforts in fuel cell product development, engineering, prototyping, testing, branding, and marketing strategies. As part of the agreement, GM received 11.3 million of our common shares, or approximately 24% of our outstanding shares. We also issued GM warrants to acquire an additional
                  2.4 million common shares, bringing GM's stake to 28% of outstanding equity. GM also appointed a representative and one observer to our board of directors in conjunction with the alliance, resulting in the expansion of our board from seven directors to eight.

         o On April 16, 2002, we acquired EnKat GmbH for a purchase price of approximately $550,000, which was paid in cash on May 1, 2002. The principals of EnKat have been retained to lead Hydrogenics' efforts in Europe. EnKat provides process engineering services relating to the integration of testing environments for fuel cells and their components. We intend to rely on EnKat to establish operations in Europe and to bolster our technological expertise in fuel processing.

         Our principal executive offices are located at 5985 McLaughlin Road, Mississauga, Ontario, Canada L5R 1B8, and our telephone number is (905) 361-3660. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.

         Capital expenditures for the year ended December 31, 2001 were $3.1 million, compared with $1.5 million and $0.3 million for the years ended December 31, 2000 and 1999, respectively. This increase is attributable to equipment and facility expenditures related to outfitting our facilities and our expanded research and development efforts.

         We expect capital expenditure plans for 2002 and subsequent years to result in further investment in capital assets as we continue our manufacturing and development initiatives. Our current budget for 2002 includes a capital budget of $5.6 million to purchase equipment and intellectual property, primarily for our research and development programs in our Mississauga facility. Our capital requirements will be affected by many factors, including the success of our current product offerings, the ability to enhance our current products and our ability to develop and introduce new products that keep pace with technological developments in the marketplace. As at December 31, 2001 we had cash of $1.6 million and short term investments of $64.2 million.

         There have been no public takeover offers by third parties in respect of the Company's shares or by the Company in respect of other companies' shares.

                  B.       BUSINESS OVERVIEW.

OUR COMMERCIAL BUSINESS

         We develop and commercialize proton exchange membrane, or PEM, fuel cell power generators, including related subsystem products and associated fuel cell diagnostic equipment. Our mission is to accelerate the development and commercialization of PEM fuel cell technologies in clean power generation. Our business is currently built on three evolving branches: power products targeted at commercial markets as they emerge, automated test and control systems for the fuel cell research and development market, and systems integration with select clients and partners. Currently, our key customers are primarily automotive companies, fuel cell and fuel cell component developers, and government agencies.

         Our power products are currently designed for premium power applications. These power products comprise fully integrated fuel cell power appliances and generators, as well as proprietary scalable fuel cell power modules for integration into original equipment manufacturer, or OEM, equipment. Our stand-alone power generators include portable and auxiliary power generators in the 500 watt to 5kW range. The initial target market for these products is the early adopting military market. In addition, we have developed a regenerative fuel cell backup power generator, which currently can generate 25kW, initially targeting the telecommunications market to provide reliable power at cell tower sites. Also under development is a 50kW stationary power generator with natural gas reformer for powering multi-dwelling complexes or commercial buildings.

         Our test stations are used to aid in the design, development and manufacture of PEM fuel cell systems. A PEM fuel cell system is a power generator that produces electricity through an electrochemical reaction of hydrogen and oxygen with the principal by-products being heat and water. A PEM fuel cell system is comprised of three major sets of components: a hydrogen fuel processor and/or hydrogen storage device; a fuel cell or stack of fuel cells; and power conditioning equipment, which regulates the type and level of power transferred from the fuel cell. In the case of a regenerative fuel cell system there is a fourth component, which is a hydrogen generation device, typically an electrolyzer. The collective components and subsystems of a fuel cell system, outside of the fuel cell stack, are known in our industry as the "balance of plant" of a fuel cell system. In order to perform testing and diagnostic functions, our test stations provide balance of plant components and subsystems that simulate, monitor and control key parameters of a fuel cell such as power load, temperature, pressure, humidification and potential contaminants. This data enables our customers to measure the effect of these variables on fuel cell performance. We are currently selling our test stations to automotive companies, fuel cell developers, component suppliers and government agencies. Through the development of our proprietary test stations, we have gained significant expertise in the development and operation of PEM fuel cell stacks and the balance of plant subsystems and components of a fuel cell system.

         We also provide systems integration and engineering services with select clients and partners. System integration services entail working with these clients to integrate their proprietary components, typically a fuel cell stack, into a functional fuel cell system. These services include engineering design, prototyping, testing, contract manufacturing, and project management.

OUR PRODUCTS

         In 2000, and since our inception, our revenues were derived solely from the commercial sale of our PEM fuel cell automated test stations. We expect to continue to market and sell our test stations for the foreseeable future. However, in 2001 we began to generate revenues from our commercial power products and system integration services.

         For the past three years, the distribution of our revenues determined by the location of our customers was as follows:


                                                                2001               2000              1999
                                                               ------             ------            ------
                                                                              (IN THOUSANDS)
      United States                                            $3,080             $5,098            $1,753
      Japan                                                     2,081                  -                 -
      Germany                                                     699                  -                 -
      United Kingdom                                              600              3,442               795
      Rest of World                                               958                343               126
                                                               ------             ------            ------
      Total                                                     7,418              8,883             2,674
                                                               ======             ======            ======

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

OUR PRODUCTS IN DEVELOPMENT

         In addition to our fuel cell test stations, we are developing PEM fuel cell power generating systems, initially targeting premium power applications for which fuel cell power provides a solution to specific power requirements. We have developed a fuel cell system that is intended to be used to power instrumentation in the field, such as in a device that detects chemical and biological agents in the air. A reconfiguration of this system is also under development for the purpose of auxiliary power on board light armored army vehicles. In 2001 we also developed for the military a portable 500 Watt fuel cell system with a proprietary integrated chemical hydride hydrogen generator to be used primarily for recharging batteries in remote locations. In addition, we are developing regenerative fuel cell systems that can both generate electricity and produce hydrogen fuel from water and store it for later use in powering the fuel cell. Our first regenerative fuel cell system product, a 25kW backup power generator initially targeting the reliable power needs of the telecommunications market, was demonstrated in 2001. We have not begun to manufacture commercial fuel cell systems in significant quantities.

MARKET OPPORTUNITIES FOR OUR FUEL CELL PRODUCTS

         We believe that a number of trends are focusing attention on the use of PEM fuel cells as an attractive alternative method of power generation. As a result, automotive companies, fuel cell developers, component suppliers and others are currently spending significant amounts of capital developing their own fuel cell programs. We believe that test stations, such as our FCATS and FCAVS products, and our proprietary balance of plant components and subsystems, will be important elements of many of these programs in both the development stages and the manufacturing process as broad commercial markets for fuel cells develop.

         Trends that will influence the penetration of PEM fuel cells into broad commercial markets include:

         o        Increasing demand for continuous and reliable power;

         o Increasing desire for energy security and less dependence on foreign oil;

         o        Deregulation in the energy industry;

         o Operational efficiencies and other advantages of fuel cells over traditional power technologies;

         o Environmental concerns regarding conventional power technologies; and

         o Rising and volatile energy costs causing consumers to seek alternative means of producing energy.

         Although we are encouraged by these trends, there remain numerous technical and logistical disadvantages that represent obstacles to the broad commercial application of fuel cell technology. For example:

         o current fuel cell technology does not have the proven dependability that many of the existing alternative technologies have in our target markets;

         o the high manufacturing costs currently associated with fuel cell production make many commercial applications in our target markets prohibitively expensive;

         o appropriate integration of current fuel cell systems into existing conventional technology may be difficult;

         o fuels such as hydrogen are not as readily available as fuels such as gasoline and methanol used in some of the alternative technologies in our target markets; and

         o the costs of hydrocarbon fuels currently used to produce hydrogen for fuel cells are rising, which may impede the growth of hydrocarbon-powered fuel cells as a cost-efficient alternative means of producing energy.

OUR COMMERCIAL PRODUCTS AND SERVICES

         Our products and services are described in more detail on the following pages. References in the tables and elsewhere in this annual report to "amps" and "watts" are to the applicable measurement units for electric current and power, respectively, established under the International System of Units, which is the modern metric system of measurement. One thousand watts of power is referred to as a "kilo-watt" or "kW" as abbreviated. The references to these units of measurement in the tables below are to the electrical limits that a particular test station can test. For example, one of our 100kW FCATS would be able to test a fuel cell stack that can generate up to 100kW of electric power and our FCATS-LAA, which is designed to test a single fuel cell, can test single fuel cells that generate no more than 2000 amps of electric current.

         In connection with our test stations, the testing requirements of our customers are dictated by the power requirements of the applications for which they are developing fuel cells and fuel cells stacks. Our customers typically first test single fuel cells. Testing of a single fuel cell typically measures the current, in amps, generated by the fuel cell. A customer may begin to develop fuel cells with low currents of up to 300 amps and then move to the development of fuel cells with higher currents of up to 2000 amps. Single fuel cells are not capable of generating sufficient power to power an electrical application, such as automobiles or houses, so they are combined with other fuel cells to make up a fuel cell stack. Testing of a fuel cell stack typically measures the power, or kW level, generated by the stack. Generally, fuel cell stacks consisting of fuel cells with high electric current levels, such as 2000 amps, generate more electric power than stacks consisting of the same number of fuel cells but with lower electric current levels, such as 300 amps. A greater number of fuel cells in a fuel cell stack typically produces a fuel cell stack that can generate a greater amount of electric power. The amount of power produced by a fuel cell stack determines the commercial markets for its use. For example, a 4kW fuel cell stack could produce enough electricity to power a small house, whereas an 100kW fuel cell stack could produce enough electricity to power an automobile.

POWER PRODUCTS

         The following table sets forth our power products and describes their respective applications, target markets and development status:



-------------------------- ------------------------------------- ---------------------- ------------------------------
         PRODUCT                       APPLICATION                   TARGET MARKET                 STATUS
-------------------------- ------------------------------------- ---------------------- ------------------------------
   HyUPS                   Delivers 25kW power output for             Stationary        Commercial production
                           backup power, with regenerative
                           capabilities
-------------------------- ------------------------------------- ---------------------- ------------------------------
   HyPM                    Power modules for integration into       Transportation,     Commercial production
                           a power appliance or propulsion       Stationary, Portable
                           system
-------------------------- ------------------------------------- ---------------------- ------------------------------
   HyPORT                  Delivers 2.5 to 5kW power output            Portable         Pre-commercial production
                           fueled by hydrogen stored in metal
                           hydride canisters
-------------------------- ------------------------------------- ---------------------- ------------------------------
   HyPORT C                Delivers 500W power output fueled           Portable         Pre-commercial production
                           by hydrogen generated by integrated
                           chemical hydride system
-------------------------- ------------------------------------- ---------------------- ------------------------------


         Power Products

         In October 2001, we completed development of a stationary power product, marketed under the name HyUPS and co-developed by us with GM, which provides backup power for telecommunications and other critical backup power markets. HyUPS is intended to provide a solution to problems associated with diesel gensets and battery banks that are currently providing backup power for telecommunications towers. The prototype unit is capable of delivering 25kW power output and has regenerative capabilities. In the HyUPS, a PEM electrolyzer recharges a hydrogen supply after grid power has been re-established, providing a low-maintenance self-fueling system. In the current prototype system, hydrogen is stored in an integrated high pressure cylinder. Longer power duration capabilities are achievable by adding storage modules. Although the HyUPS product is in commercial production, we continue to develop it further.

         Our HyPM power modules are a fundamental building block of our commercial power products under development. Each HyPM power module includes a fuel cell stack with a full balance of plant system. The HyPM is designed so that it only requires a hydrogen fuel supply in order to deliver fully usable conditioned power to a power application. We have designed these modules to be modular and scalable to a large number of power applications and power ranges. In 2001, we delivered 10 HyPM modules to customers. In the first quarter of 2002, we introduced our second generation HyPM power module, demonstrating superior performance with corresponding reductions in parts count, material costs and size. Although the HyPM product is in commercial production, we continue to develop it further.

         HyPORT represents our fundamental portable power technology. HyPORT is a fully integrated fuel cell system complete with hydrogen storage, designed to be a portable system that is capable of being reconfigured for auxiliary power applications. HyPORT is intended to provide a solution to problems associated with diesel gensets and battery banks that are currently providing temporary power for locations where grid access is not available. HyPORT has been initially developed to meet the needs of the military market for tactically quiet generators and onboard power generation for military vehicles.

         HyPORT C is a 500W portable fuel cell power product that is equipped with a proprietary integrated chemical hydride hydrogen generator. It was developed with financial assistance from the Canadian military for the primary purpose of recharging batteries in the field. The chemical hydride subsystem generates hydrogen by combining sodium borohydride with water in the presence of a catalyst. This system is capable of load-following, which means that it generates hydrogen on demand to meet the requirements of an electrical load so that a hydrogen storage vessel or medium is not required.


FUEL CELL AUTOMATED TEST STATIONS AND MODULES

         The following table sets forth our fuel cell automated test stations and describes their respective applications, target markets and development status:


-------------------------- ------------------------------------- ---------------------- ------------------------------
         PRODUCT                       APPLICATION                   TARGET MARKET                 STATUS
-------------------------- ------------------------------------- ---------------------- ------------------------------
   FCATS                   Automated control and monitoring of        Research &        4kW, 12kW, 24kW and 100kW
                           fuel cell stacks ranging from 2kW          development       systems in commercial
                           to 100kW                                                     production
-------------------------- ------------------------------------- ---------------------- ------------------------------
   FCATS-LAA               Automated control & monitoring of a        Research &        Commercial production
                           large active area single cell (up          development
                           to 1000cm squared) with current up to
                           2000 amps
-------------------------- ------------------------------------- ---------------------- ------------------------------
   FCATS Screener          Automated control and monitoring of                          Commercial production
                           single cell with total current             Research &
                           output of 300 amps                         development
-------------------------- ------------------------------------- ---------------------- ------------------------------
   FCAVS Residential       Automated performance verification          Fuel cell        Commercial production
                           and incubation for quality                manufacturers
                           assurance of manufactured fuel cell
                           stacks for residential fuel cell
                           systems of 12kW and under
-------------------------- ------------------------------------- ---------------------- ------------------------------
   FCAVS                   Automated performance verification       Transportation,     Commercial production
                           and incubation for quality                 Stationary
                           assurance of manufactured fuel cell
                           stack for 2kW to 100kW
-------------------------- ------------------------------------- ---------------------- ------------------------------
   IMPACT                  Standalone diagnostics module for          Research &        Commercial production
                           measurement of the electrical              development
                           efficiency of a fuel cell
-------------------------- ------------------------------------- ---------------------- ------------------------------


Fuel Cell Automated Test Stations

         Our fuel cell automated test stations represent complete turnkey units that evaluate fuel cell design and performance by simulating, monitoring and controlling key parameters such as power load, temperature, pressure, humidification and potential contaminants in the system. Our test stations are built with advanced safety features which permit unattended automated operation, and proprietary software. The software controls, alters and monitors:

         o Gas flow rates - higher gas flow rates result in higher power output;

         o        Pressure - increasing pressure achieves higher power output;

         o Individual cells - the testing and monitoring of individual cells within a stack to validate each cell and quickly locate problems in stack performance;

         o Temperature - a temperature that is too high threatens to evaporate water in the fuel cell, creating "dry" or sub-optimal operating conditions; and

         o Humidity - fuel cells operate best when they are humidified or moist; however, over- or under-humidification can impair performance; humidification testing helps to identify the optimal operating humidity and therefore optimizes the fuel cell's performance.

         FCATS. Our fuel cell automated test stations, marketed under the trade name FCATS, are industrial-grade test stations capable of operating multi-cell, large surface area stacks. Our FCATS product line consists of four models that cover fuel cell stack testing from 2kW to 100kW, which we believe covers the power range for most PEM fuel cell stacks currently in development. We believe that few of our competitors have developed test equipment capable of measuring PEM fuel cell stacks above 5kW. We also manufacture a smaller, more economical FCATS Screener model, which is an industrial-grade test station with a variety of features for testing single cells. In addition, we provide custom design and fabrication of test stations to meet specific customer needs. FCATS test stations are designed to keep pace with current manufacturing requirements as fuel cell commercialization progresses from the research and development stage to prototype production, and eventually to mass production.

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

         IMPACT. The IMPACT subsystem is designed to measure the electrical efficiency of a fuel cell non-intrusively, in real-time and under dynamic conditions. We believe that this feature represents an improvement over previous techniques and equipment.

SYSTEM INTEGRATION AND ENGINEERING SERVICES

         We have gained substantial expertise in fuel cell operating systems from the design and assembly of fuel cell test stations. This expertise is in demand by fuel cell developers who require a third party to integrate their technology into an operational system, and ultimately a power product. To this end, we provide system integration services to select clients and partners. These services include engineering, design, prototyping, testing, contract manufacturing, and project management. The ownership of intellectual property that arises from these relationships is handled on a case by case basis.

         On December 3, 2001, we signed a contract to supply GM with engineering support and related services at a GM fuel cell research facility in Honeoye Falls, New York. To support this initiative, we hired 55 employees currently working at this facility under three separate engineering contract firms through GM as full-time employees. Under the terms of this contract we will supply ongoing engineering, technical, testing, design and administrative support to GM's fuel cell development efforts at its Honeyoye Falls research facility.

OUR PRODUCTS IN DEVELOPMENT

         The following tables set forth our products in development and describes their respective applications, target markets and development status:

     BALANCE OF PLANT COMPONENTS AND SUBSYSTEMS



-------------------- ------------------------------------------------ ----------------- ------------------------------
      PRODUCT                          APPLICATION                     TARGET MARKET               STATUS
-------------------- ------------------------------------------------ ----------------- ------------------------------
Controls (hardware   Control and operation of PEM fuel cell systems   Transportation,        Commercial development
& software)          for use in modules and balance of plant            Stationary,
                     subsystems                                           Portable
-------------------- ------------------------------------------------ ----------------- ------------------------------
Cathode subsystem    Humidification of fuel cell system or power      Transportation,        Commercial development
                     module                                             Stationary,
                                                                          Portable
-------------------- ------------------------------------------------ ----------------- ------------------------------



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

         During 2001 we continued to evolve our proprietary cathode subsystem. This is a balance-of-plant humidification system that we deploy in our FCATS products and in the development of fuel cell power modules. This humidification process is critical to the efficient operation of a fuel cell stack.

         During 2001 we entered into a collaborative agreement with Johnson Matthey, Inc. to develop a fully integrated fuel processor system. Fuel processing is a critical component in building a hydrogen infrastructure. The fuel processor is expected to incorporate Johnson Matthey's proprietary fuel processing technology and our integrated system controls and subsystems.


       FUEL CELL SYSTEMS FOR PREMIUM POWER APPLICATIONS



-------------------- ------------------------------------------------ ----------------- ------------------------------
      PRODUCT                          APPLICATION                     TARGET MARKET               STATUS
-------------------- ------------------------------------------------ ----------------- ------------------------------
HyUPS                Delivers 25kW power output for backup power,        Stationary     Commercial production
                     with regenerative capabilities
-------------------- ------------------------------------------------ ----------------- ------------------------------
HyPORT               Portable power generator for premium multi-kW        Portable      Demonstrated unit in second
                     demands such as military instrumentation and                       half of 2000
                     remote power applications. Also reconfigured
                     for auxiliary power applications in                                Second generation 5kW system
                     utility/military vehicles.                                         near completion
-------------------- ------------------------------------------------ ----------------- ------------------------------
HyPORT C             500W portable power generator                        Portable      Prototype delivered in first
                                                                                        quarter of 2002
-------------------- ------------------------------------------------ ----------------- ------------------------------



-------------------- ------------------------------------------------ ----------------- ------------------------------
      PRODUCT                          APPLICATION                     TARGET MARKET               STATUS
-------------------- ------------------------------------------------ ----------------- ------------------------------
HyPM - extended      Scalable power module for integration into         Stationary,     10kW, 50kW in development
family of power      diverse applications                              transportation
outputs
-------------------- ------------------------------------------------ ----------------- ------------------------------



Fuel Cell Systems For Premium Power Applications

         Our commercialization strategy for portable, stationary and transportation markets is primarily focused on premium power applications. Premium power refers to applications with critical power requirements that are not adequately met by conventional technologies. For reasons generally related to off-grid access, reliability, air contamination and noise levels, these applications have an immediate need to find an alternative power delivery system. We believe that the inherent features of fuel cells make this technology a viable solution for such applications, and in the case of certain premium markets, the current high $/kW cost of this solution is justifiable. For such applications we have demonstrated the ability to develop operational fuel cell systems to the exacting criteria that users demand. By using a premium power market strategy, we believe that we are better able to manage risks by working with technically sophisticated users, such as the military, in order to develop products to well-defined specifications and to smaller controlled volumes and capital expenditures.

         HyUPS. In October 2001 we completed development of our first premium power stationary product, marketed under the tradename HyUPS. This critical backup power product is initially targeted at telecommunications markets. The prototype unit is capable of delivering 25kW power output and regenerates its hydrogen fuel supply using an integrated electrolyzer after power is restored to the grid. We expect field-testing of this product to commence in the second quarter of 2002. Although the HyUPS product is in commercial production, as discussed above, we continue to develop it further. We believe there is a wide-ranging market for backup power systems in this power range.

         HyPORT. We have developed, with support from Natural Resources Canada and the Canadian Department of National Defense, a 2kW portable fuel cell system that powers a device for detecting chemical and biological agents. This product is marketed under the name of HyPORT. We demonstrated our first prototype unit in the second half of 2000. We believe that this system will have a broad range of commercial and military applications, such as powering of remote sensors, communication equipment, micro-cogeneration, micro-climate conditioning, robots, automated vehicles, navigation, personal electronics, weapon subsystems, silent watch and disseminated hydrogen production. Although the HyPORT product is in commercial production, we continue to develop it further.

         On February 26, 2002, we successfully fulfilled our contract with Canada's Department of National Defense, or DND, with on-time delivery and demonstration of a prototype portable fuel cell power generator under the trademark HyPORT C. In addition to demonstrating HyPORT C to the DND, the power generator was concurrently demonstrated to the US Army Tank-automotive and Armaments Command unit in response to the interest expressed by this operations group. HyPORT C is capable of delivering 500W of power and is fueled by hydrogen generated by our proprietary chemical hydride system. We plan to test the system in the field for recharging batteries and directly powering electronic instrumentation.

         HyPM. Our HyPM power modules are a fundamental building block of our commercial power products under development. Each HyPM power module includes a fuel cell stack with a full balance of plant system. The HyPM is designed so that it only requires a hydrogen fuel supply in order to deliver fully usable conditioned power to a power application. Although the HyPM product is in commercial production, we continue to develop it further.

         FUEL CELL SYSTEMS FOR BROAD COMMERCIAL MARKETS


-------------------- ------------------------------------------------ ----------------- ------------------------------
      PRODUCT                          APPLICATION                     TARGET MARKET               STATUS
-------------------- ------------------------------------------------ ----------------- ------------------------------
HySTAT               50kW of electrical power for power in
                     multi-dwelling clusters and small commercial        Stationary          In development
                     buildings
-------------------- ------------------------------------------------ ----------------- ------------------------------
HyPM - extended      Scalable power module for integration into         Stationary,          10kW,25kW and 50kW in
family of power      diverse applications                              transportation        development
ranges
-------------------- ------------------------------------------------ ----------------- ------------------------------


Fuel Cell Systems for Broad Commercial Markets

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

         On January 11, 2001, we entered into a $2 million contribution agreement with Natural Resources Canada and the Climate Change Action Fund relating to the development of a stationary fuel cell system capable of generating power for use in multi-dwelling clusters and small commercial buildings. This system, known as the Fuel Cell Energy Tap, or FCET, is expected to generate electricity by using PEM fuel cell technology, to be fueled by natural gas. We expect that each generator will be capable of providing 50kW of electrical power, as well as space and water heating.

         During 2001 we initiated bench testing of our alpha stage HyPM power modules in order to prepare them for integration into fuel cell power products. HyPM power modules have been designed to be adaptable to a wide variety of commercial applications without major modifications. Each HyPM power module incorporates a fuel cell stack, controller, and fuel and water management systems. We anticipate that the markets for the HyPM product will include cellular telephone tower back-up power and commercial back-up power. The alpha units that we have developed are capable of generating 25kW of power. We anticipate that the beta units of each power module will incorporate a PEM electrolyzer to generate hydrogen and have a capacity of storing up to 100kWh of energy. During 2001 we also made progress in the development or out 50kW stationary power generator, referred to as HySTAT, which is designed to be integrated with a natural gas reformer.

         On October 16, 2001, we formed a strategic alliance with GM to accelerate the development of fuel cell technology into global commercial markets. This alliance encompasses a number of activities, including shared intellectual property rights and joint efforts in fuel cell product development, engineering, prototyping, testing, co-branding and marketing strategies.

         SYSTEMS FOR HYDROGEN GENERATION


------------------------------ -------------------------------------- ------------------ ----------------------------
           Product                          Application                 Target Market              Status
------------------------------ -------------------------------------- ------------------ ----------------------------
PEM Electrolyzer               Hydrogen production from water for     Stationary,        Pre-commercial
                               regenerative and refueling             transportation,    development
                               applications, current systems up to    portable
                               37.5 m3/hr
------------------------------ -------------------------------------- ------------------ ----------------------------
Natural Gas Fuel               Hydrogen production from natural       Stationary,        Co-development project
Processors                     gas feed stock for refueling           transportation
                               applications, current systems range
                               from 5 to 45 m3/hr
------------------------------ -------------------------------------- ------------------ ----------------------------


         Hydrogen Generation  Systems.

         Electrolyzer Systems. We are developing PEM electrolyzer technology both for direct refueling applications as well as a component of an integrated regenerative fuel cell system. A regenerative system can both generate electricity and produce hydrogen fuel from water and store it for later use. When electricity from an external power source is available, the regenerative system applies electricity to water to produce both oxygen and hydrogen to be stored until required. Subsequently, the stored hydrogen is consumed by the regenerative fuel cell system to generate electricity.

         Our regenerative fuel cell systems, such as the HyUPS backup power generator, are designed to enable our customers to invest in a single system that can be applied to both refueling and electricity generation. We believe that the single system characteristic has significant economic benefits in markets where electricity costs can vary widely and where electricity can be generated from renewable sources such as solar and wind energy. Where electricity can be generated from renewable sources, a regenerative fuel cell system creates a sustainable energy solution. We currently have in development electrolyzer systems capable of supplying hydrogen for up to 50kW fuel cell power. We believe that our regenerative systems have the potential to achieve higher kilowatt hours per kilogram than advanced battery systems.

         Reformer Systems. We are involved in system integration of a fuel processor, or reformer, system with a fuel cell system for stationary applications. The current reformer system is capable of supplying hydrogen fuel for up to 50kW of fuel cell power.

         On April 18, 2001, we entered into a collaborative agreement with Johnson Matthey, Inc. to develop a fully integrated fuel processor system. The fuel processor is expected to incorporate Johnson Matthey's proprietary fuel processing technology and our integrated system controls and balance-of-plant subsystems.

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

RESEARCH AND DEVELOPMENT

         We are targeting our research and development efforts to integrate fuel cells into systems that present power solutions for early viable markets while enhancing the performance and durability of fuel cell systems. We are developing a line of fuel cell power modules, or electrochemical engines, across a strategic power range to provide a modular and scalable building block for future power products, as well as OEM partners. Developmental research in specific methods of hydrogen generation and regenerative fuel cell systems is also a focus of our research and development program. We also undertake system integration projects with selected customers for developing prototype and pre-commercial products.

SALES & MARKETING

         Our sales and marketing efforts are first focused on the needs of premium power markets where the inherent features and benefits of the technology allow a viable value proposition today in spite of the current high cost of fuel cells. The customers in these markets are, in general, technically sophisticated, therefore allowing for good working relationships to make the technology work for their specific applications.

         Our first commercial product was our FCATS fuel cell test station. FCATS are marketed and sold by our direct sales and marketing staff to advanced fuel cell developers such as automotive companies, fuel cell component developers and research institutions. Our marketing efforts are global in scope and we have current plans to establish sales and service offices in strategic locations around the world. In addition to distributorship arrangements in Japan and Korea, we have established an Asia-Pacific regional office in Tokyo with a manager and three service and after-sales personnel. The Company's sales force is primarily organized by region for our test station line of products, and by product line for our fuel cell system products. We currently plan to expand our sales staff to cover our growing markets.

         Our sales and marketing strategies for our three principal markets are as follows:

         Transportation Market. To date, our sales efforts have focused on supplying automotive fuel cell test stations to automotive manufacturers and automotive OEMs. Delivered fuel cell test stations range from 2kW to 100kW, and include most aspects of the balance of plant required to control and operate a full range of fuel cell stacks. We intend to develop fuel cell propulsion systems for early-adopting power applications in this market, such as underground mining vehicles and forklift trucks.

         On October 16, 2001, we formed a strategic alliance with GM to accelerate the development of fuel cell technology into global commercial markets. The alliance includes shared intellectual property rights and joint efforts in fuel cell product development, engineering, prototyping, testing, branding, and marketing strategies. We believe that this alliance will greatly enhance our efforts in the transportation market.

         Over the longer term, we hope to build sales in the automotive fuel cell market. We intend to seek opportunities to manufacture fuel cell systems and subsystems for direct sale to or for distribution through OEMs, to license designs to automotive manufacturers and to participate in the retooling of machinery for the production of vehicles which use fuel cell technology.

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

         Our first targeted stationary market is the critical backup power market, in particular the telecommunications market. We have developed our first stationary power product, the HyUPS, for this premium market and expect to conduct field tests in 2002 at a cell tower site in southern California. Following successful completion of these tests we plan to align ourselves with telecommunications network providers and OEMs in international as well as domestic markets.

         We also intend to develop strategic partnerships in the distributed power generation market to distribute our stationary power products. Targeted strategic distribution partners include electric and gas utilities, energy merchants, propane companies, independent heating, ventilation and air-conditioning dealers and contractors, as well as energy service providers and distributors of reciprocating engines and microturbines.

         Portable Market. We expect that our primary near-term customer for portable fuel cell systems, in which we include auxiliary power units, will continue to be the Canadian Department of National Defense. However, we believe that there is an expanding market for portable power generation for applications such as scientific and environmental monitoring, remote and extreme weather power generation, control instrumentation at remote sites, and other specialty applications. Portable power generators also can fulfill back-up power requirements, especially as high power demands on the power grid cause an increase in random electrical black-outs and brown-outs. We believe that fuel cell systems can be marketed by highlighting the significant advantages such systems enjoy over existing technologies for these applications. Our intention is to establish non-exclusive supplier relationships with large volume major retailers and with existing OEMs who wish to expand into a fuel cell line. In either case, our current intentions are to supply fuel cell power modules to these customers to be built into an end product. As we develop portable fuel cell systems and as our manufacturing costs decline, our long-term objectives are to form non-exclusive strategic relationships or joint ventures with leading industry partners.

         In the long term, as manufacturing costs decline, we also hope to enter the area of sub-kW electronic devices, such as cell phones and laptop computers. Our marketing goal is to promote the longevity of the fuel cell system and its ease of recharging, compared to the capabilities of battery technology. Our objectives are to form non-exclusive relationships or joint ventures with leading industry partners.

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

         We currently have been granted patents on our HyTEF technology in the United States and Canada. Corresponding applications have been filed in Europe covering seven of the European Union nations, and in Iceland, Japan, Norway, Russia and Chile. More recently, 36 new patent applications have been filed in Canada and the United States. Other patent applications are in preparation. Subject to the payment of maintenance fees, our U.S. and Canadian patents relating to our HyTEF technology will expire in 2016 and 2017, respectively.

TECHNOLOGY DEVELOPMENT FUNDING ARRANGEMENTS

         We typically retain sole ownership of the intellectual property we develop. However, our strategic alliance with GM provides for shared intellectual property rights. As part of this agreement, we have a global, royalty-free license to certain GM fuel cell technology and related intellectual property. We have these rights in perpetuity, including subsequent improvements to the licensed technology.

         In addition, we have agreed to pay royalties to some of our funding partners as follows:

         Natural Resources Canada and Canadian Department of National Defense. Since 1996, we have entered into a number of agreements with Natural Resources Canada, or NRCan, under which NRCan has provided us with varying levels of funding to aid in the development of prototype power generators and PEM fuel cell systems. Under each agreement, NRCan receives a royalty equal to 2% of all revenue we receive for the licensing and sale of the intellectual property related to the particular project. These royalty rights expire upon the earlier of NRCan recouping the amount of the funding given to us or, in most cases, 15 years and in one case, 10 years. The aggregate funding amount to be recouped by NRCan is approximately $641,000. We retain all intellectual property rights in the projects, provided that we pursue the commercialization of the intellectual property, subject to a non-exclusive royalty-free licenses granted to NRCan in perpetuity to use or sublicense the intellectual property rights, should we decide not to commercialize the technology. One of these agreements was amended in early 2000 to add the Canadian Department of National Defense as a contributor of funds.

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

         The Government of Canada. In the first quarter of 2001, we entered into a contribution agreement with the Government of Canada, pursuant to which the Government of Canada, through the Climate Change Action Fund and NRCan, agreed to contribute up to Cdn.$2 million to be used in the development of a 50kW fuel cell power generator fueled by natural gas. The total project cost is Cdn.$6,000,000 over two years. The Technology Early Action Measures component of the Climate Change Action Fund is contributing Cdn.$1.6 million to the project and NRCan is contributing Cdn.$400,000. We are contributing Cdn.$4,000,000 to the project, which is comprised of material costs, labor and other in-kind contributions. Under this agreement, NRCan receives a royalty equal to 4% of all revenue we receive for the licensing and sale of the intellectual property related to this project. This royalty right expires upon the earlier of NRCan recouping the amount of the funding given to us or 10 years. We retain all intellectual property rights in this project, provided that we pursue the commercialization of the intellectual property, subject to a non-exclusive royalty-free license granted to Canada in perpetuity to use or sublicense the intellectual property rights, should we decide not to commercialize the technology.

COMPETITION

         We expect to compete against current conventional technologies, other fuel cell developers and other alternative power sources in all of our targeted markets. In the fuel cell industry, we expect to compete in both the fuel cell system and the fuel cell automated test station areas.

         Fuel Cell Automated Test Stations. In the fuel cell automated test station area, we compete primarily on the basis of product features, performance, reliability, price and access to service. A number of companies currently manufacture fuel cell automated test stations. These companies include Greenlight Technologies, Emprise Corporation, ElectroChem, Inc., Lynntech, Inc. and Teledyne Energy Systems, Inc. In addition to the companies which currently manufacture test stations, most large fuel cell developers and original equipment manufacturers have some degree of internal test station development.

         Fuel Cell Systems & Systems Integration Services. In the commercial production of fuel cell systems and subsystems and the provision of systems integration services, we expect to compete with companies who currently have fuel cell and fuel cell system development programs. Companies involved in fuel cell development programs include Ballard Power Systems Inc., United Technologies Corporation, Analytic Power Corporation, DeNora spa, Energy Partners, Inc., Honda Motor Co. Ltd., H Power Corp., International Fuel Cells Corporation, Idatech, LLC, Plug Power Inc., Toshiba Corporation, the Toyota Motor Corporation, Giner, Inc. and Proton Energy Systems Inc. Companies with programs for fuel cells other than PEM fuel cells include Fuel Cell Energy Inc., Fuji Electric Co., Ltd., Global Thermoelectric Inc., Hitachi, Ltd. and International Fuel Cells Corporation.

         A number of corporations, national laboratories and universities in the United States, Canada, Europe, Japan and elsewhere also possess fuel cell technology. Several of our competitors have financial, technological and personnel resources far greater than ours and represent significant competition.

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

         D.       PROPERTY, PLANTS AND EQUIPMENT.

         We manufacture our products at our registered and head office at 5985 McLaughlin Road, Mississauga, Ontario, Canada L5R 1B8. This facility is approximately 96,000 square feet. We moved to this facility in October 2000, and our lease for this facility expires in August 2005. Our main activities at this facility involve the manufacture of our test station products and research and development of our fuel cell products.

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

         In December 2000, we leased a 9,600 square foot facility in Rush, New York. The lease for this facility expires in December 2004.

ITEM 5.       OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

         The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and the notes to those statements included elsewhere in this annual report which have been prepared in accordance with generally accepted accounting principles, or GAAP, in Canada. Differences between Canadian GAAP and GAAP in the United States are discussed in note 18 to our consolidated financial statements for the year ended December 31, 2001. All financial information is reported in U.S. dollars unless otherwise noted. This discussion contains forward-looking statements that involve risks and uncertainties.


OVERVIEW

         During 2001, we continued to concentrate our efforts on the development of fuel cell systems, components and subsystems targeted towards the broad transportation, stationary and portable power markets. In 2001, we expanded our expertise and knowledge of proton exchange membrane, or PEM, fuel cell systems through the design, development and manufacture of our FCATS (Fuel Cell Automated Test System) product line, and expanded our business through the manufacture of commercial power products and the offering of systems integration services.

         During fiscal 2001, we increased our capacity and capability to meet the upcoming challenges of our industry by:

         o adding 100 employees to finish the year at 171, a pace of growth we expect to continue into 2002, as manufacturing and research requirements continue to grow;

         o expanding our sales and marketing efforts by broadening our geographic reach into Europe and Asia; and

         o preserving cash reserves and completing the year with a strong balance sheet, including $1.6 million in cash and $64.2 million in short-term investments.

RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

REVENUES

         Revenues were $7.4 million for the year ended December 31, 2001, compared with $8.9 million for 2000. The reduction in revenues is attributable to a decline in units of test equipment sold. We believe that test equipment sales were curtailed or deferred because of weak economic and capital markets in 2001. The reduction in revenue due to test equipment deferrals was somewhat mitigated by sales of power products and other growing streams of revenue.

         In addition to test equipment sales, our revenue mix broadened during 2001 to include power modules, systems integration and fuel cell related engineering services. This compares with nearly all revenues derived from test equipment in 2000. We anticipate renewed activity in our research and development test stations as the economy improves and government and competitive pressures increase the demand for development of fuel cell applications. In 2002, we expect research and development engineering services to have significant revenue growth and power applications and systems integration to continue to contribute to revenues.

         Geographically, we have seen a significant expansion of our business in Asia, particularly in Japan. As indicated in the following chart, Asia accounted for 33%, compared with 3% in 2000; North America and Europe combined, accounted for 67% in 2001, compared with 97% in 2000:

                              2001                                 2000
                               $                % OF                 $               % OF
                         (IN THOUSANDS)       REVENUES        (IN THOUSANDS)        REVENUES
                          ------------        --------         ------------         --------
         North America           3,559             48%                5,133              58%
         Asia                    2,459             33%                  308               3%




                              2001                                 2000
                               $                % OF                 $               % OF
                         (IN THOUSANDS)       REVENUES        (IN THOUSANDS)        REVENUES
                          ------------        --------         ------------         --------
         Europe                  1,400             19%                3,442              39%
                          ------------        --------         ------------         --------
                                 7,418            100%                8,883             100%



         Although our customer base has expanded, the majority of our revenues are still concentrated with three top customers. For 2001, 2000 and 1999 our three largest customers contributed 70%, 78%, and 80%, respectively, although the specific customers within this group have changed from year-to-year.

GROSS MARGIN

         Cost of revenues were $4.9 million for the year ended December 31, 2001, compared with $6.5 million for the year ended December 31, 2000. Correspondingly, gross margins were $2.5 million, or 33% of revenues, for the year ended December 31, 2001, compared with $2.4 million or 27% for 2000.

         Changes in gross margin percentages are attributable to the product mix and degree of customization on specific projects. Individual projects, due to their relatively large size, can have a significant impact on the overall gross margins. During the fourth quarter of 2000, we had a number of low margin contracts that impacted the overall gross margins. The transition to a broader portfolio of revenue, including engineering services, may initially cause a reduction in gross margin percentages, but we expect these percentages to remain within a target range of 25% to 30%.

         Cost of revenues is comprised of materials, direct labor costs and benefits, and indirect labor costs and benefits relating to engineering and design and overhead.

         The cost of providing research and development related engineering services for GM are included in the cost of revenues and not research and development.

SELLING, GENERAL AND ADMINISTRATION

         Selling, general and administrative, or SG&A, expenses were $4.4 million for the year ended December 31, 2001, compared with $2.1 million for 2000. SG&A expenses consist primarily of wages and salaries relating to our sales, marketing and corporate staff, professional fees, selling and corporate travel, insurance and facilities costs.

         The significant increase in SG&A expenses in 2001 is a result of:

         o full year operation in the Mississauga, Ontario head office, along with the associated costs;

         o increased sales and marketing in Asia and support for our marketing efforts in broader geographic areas;

         o full year costs for administrative and support staff hired in late 2000; and

         o full year costs associated with being a public company including insurance, investor relations and fulfilling strong corporate governance requirements.

         We continue to align our sales and marketing efforts with emerging market opportunities and we expect an increase in SG&A during 2002 in direct support of viable commercial opportunities in the upcoming year.

RESEARCH AND DEVELOPMENT

         Research and development expenses were $3.5 million for the year ended December 31, 2001, compared with $0.8 million for the year ended December 31, 2000. Research and development costs consist of materials, labor costs and benefits, legal fees for the protection of intellectual property and overhead attributable to research and development activity.

         Material costs related to specific development projects, combined with an approximate tripling of research and development staff were the primary contributors to the increase in research and development expenses in 2001.

         Research and development efforts are funded by internal cash reserves as well as government research grants and joint development agreements. The external funding arrangements are not included in revenues but recorded as a reduction to our research and development expenses.

         We intend to continue to align our resources with emerging market opportunities and increase investment in research and development as needed to support the development of viable commercial applications.

         For financial statement presentation purposes, we reclassified depreciation expense on research and development equipment to depreciation expense. This has resulted in a reduction in the research and development expense of $426,000 for 2001 and $125,000 for 2000.

DEPRECIATION OF PROPERTY PLANT AND EQUIPMENT

         Depreciation expense was $0.7 million for the year ended December 31, 2001, compared with $0.2 million for the year ended December 31, 2000. The majority of the increase is a result of depreciation associated with test equipment used in research and development programs.

         Depreciation is expected to increase in 2002 with full year charges on equipment manufactured during 2001 and with the addition of equipment during 2002.

AMORTIZATION OF ACQUIRED INTELLECTUAL PROPERTY

         In October 2001 we purchased from GM, in exchange for common shares and share purchase warrants, perpetual royalty free intellectual property rights for certain fuel cell stack technology. The value of the acquired intellectual property and the corresponding expected life of the asset were estimated by management with verification from an independent valuator. The acquired intellectual property is being amortized on a declining basis of 50% per year, which reflects the rapid change in technology during the initial years. The declining balance method of amortization is considered the best to reflect the pattern in which the economic benefits of the acquired intellectual property will be consumed by the company.

         Assuming no additional intellectual property purchases or value impairment, the projected amortization charge for the next five years will be:

                                           $
                                    (IN THOUSANDS)
                                    -------------
              2002                      14,875
              2003                       7,438
              2004                       3,718
              2005                       1,859
              2006                         929


         We will continue to highlight the non-cash impact on earnings of the amortization of this asset while it has a material impact on the financial results.

ACCRUED DIVIDEND AND AMORTIZATION OF DISCOUNT ON PREFERRED SHARES

         Concurrent with our initial public offering in November 2000, all issued and outstanding preferred shares were converted to common shares, therefore, there are no expenses relating to preferred shares during 2001. Under Canadian GAAP issued and outstanding preferred shares were treated, in part, as debt.

PROVINCIAL CAPITAL TAX

         Provincial capital tax expense was $123,000 for the year ended December 31, 2001, compared with $260,000 for the year ended December 31, 2000. The decrease is a result of investment allowances which, in part, are based on the maturity terms of short-term investments. The provincial capital tax in 2000 is directly attributable to our initial public offering on November 1, 2000. Due to timing of our initial public offering, the above-mentioned investment allowances were not available for the year ended December 31, 2000.

         Under Canadian GAAP this is not disclosed as income tax expense.

INTEREST AND BANK CHARGES

         Interest income, net of bank charges and interest expense, was $2.9 million for the year ending December 31, 2001, compared with $0.8 million for 2000 and $9,000 in 1999. The increase results from holding short-term investments throughout 2001, compared with two months in 2000.

         Our investments are exclusively in short-term government backed notes. Interest rates have declined during 2001 reducing our effective yield.

FOREIGN EXCHANGE

         Net foreign exchange gain was $3.0 million for the year ended December 31, 2001, compared with a net foreign exchange loss $1.3 million for the year ended December 31, 2000. This foreign exchange gain was primarily attributable to holding U.S. denominated short-term investments as the Canadian dollar weakened against the U.S. dollar. The foreign exchange loss in 2000 was attributable to a strengthening of the Canadian dollar during the last quarter of the year. Effective January 1, 2002, we adopted the U.S. dollar as the functional currency and monetary assets and liabilities denominated in a currency other than the U.S. dollar will give rise to a foreign currency gain or loss reflected in earnings. We currently hold approximately 60% of our short-term investments in Canadian dollars.

INCOME TAXES

         Income tax expense was $156,000 for the year ended December 31, 2001, compared with $172,000 for the year ended December 31, 2000 The expense arises in the years 2000 and 2001 because of the Federal Large Corporations tax, which is based on the taxable capital of the company. During 2001 certain short-term investments were eligible to be deducted from net assets to arrive at an adjusted net asset base. For Canadian GAAP this tax is considered an income tax expense.

         There was no tax on income for the years ended December 31, 2001and 2000 because of tax losses of the company. Due to historical losses, we have provided a revaluation allowance against the full amount of tax loss carry forwards of $6.5 million.

NET LOSS FOR THE YEAR

         The net loss was $2.8 million for the year ending December 31, 2001, compared with $1.7 million for the year ended December 31, 2000. Excluding the non-cash amortization of $3.5 million for acquired intellectual property, net income would have been $0.6 million for 2001. The non cash amortization of acquired intellectual property has been highlighted because of its individually significant impact on operating results without a corresponding impact on the cash flow.

         Loss per share was $0.07 for the year ended December 31, 2001, compared with $0.08 for the year ended December 31, 2000. Excluding the non-cash amortization of $0.09 per share for amortization of acquired intellectual property, basic and fully diluted earnings per share was $0.02.

         The weighted average number of shares used in calculating the loss per share increased to 38.2 million shares as a result of the full year effect of the public offering on November 1, 2000. We issued an additional 11.4 million shares on October 16. 2001. The number of our common shares outstanding at December 31, 2001 was 47.9 million shares.

         Options granted under our stock option plan and share purchase warrants outstanding have not been included in the calculation of the loss per share as the effect would be anti-dilutive. At year end there were 3.1 million stock options outstanding, of which 2.0 million were exercisable. There were 2.5 million share purchase warrants outstanding, of which 124,000 were exercisable. Consistent with Canadian and U.S. GAAP, information regarding stock options has been disclosed in notes 9 and 18 of our financial statements.

RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999

REVENUES

         Revenues were $8.9 million for the year ended December 31, 2000, compared with $2.7 million for the year ended December 31, 1999. The increase in revenues was primarily due to increased demand from our existing customers. We also expanded our customer base during this period which resulted in additional revenue.

         We continue to generate much of our revenue from a small number of our customers. Revenues from our three largest customers accounted for 78% and 80% of our total revenues for the years ended December 31, 2000 and 1999, respectively.

         The majority of our revenues is recognized on a percentage of completion basis due to the length of the build cycle of our FCATS product line. As we standardize our manufacturing processes and reduce our build cycle, we expect that a greater percentage of our revenue will be recognized when products are delivered.

COST OF REVENUE

         As a result of a significant increase in revenues, cost of revenues were $6.5 million for the year ended December 31, 2000, compared with $2.1 million for the year ended December 31, 1999. Cost of revenues consist of materials, direct labor costs and benefits, indirect labor costs and benefits relating to engineering and design and overhead costs. We realized a gross margin of $2.4 million, or 27% of revenues, for the year ended December 31, 2000, compared with $0.6 million or 21% of revenues for the year ended December 31, 1999. A number of variables beyond our control can impact our gross margin, such as the volume and the timing of orders, the degree of customization required by our customers, and the product mix at any one time.

SELLING, GENERAL AND ADMINISTRATION

         Selling, general and administrative, or SG&A, expenses were $2.1 million for the year ended December 31, 2000, compared with $0.5 million for the year ended December 31, 1999. SG&A expenses consist primarily of wages and salaries relating to our sales, marketing and corporate staff, professional fees, corporate travel, insurance and facilities costs.

         The increase in SG&A expenses in 2000 is attributable to a number of items, including:

         o insurance, professional fees and investor relations expenses associated with our change of status from a private company to a public company;

         o rent and operating expenses resulting from the move to our new 96,000 square foot facility during the fourth quarter of 2000;

         o sales and marketing expenses reflecting an expansion of our sales and marketing staff and the opening of our Asia Pacific office in Tokyo during the third quarter;

         o hiring of additional employees during the year to facilitate our manufacturing and development initiatives.

RESEARCH AND DEVELOPMENT

         Research and development expenses were $0.9 million for the year ended December 31, 2000, compared with $0.4 million for the year ended December 31, 1999. Research and development costs consist of materials, labor costs and benefits, legal fees for the protection of intellectual property and an allocation of overhead attributable to research and development.

ACCRUED DIVIDEND AND AMORTIZATION OF DISCOUNT ON PREFERRED SHARES

         Expenses related to the accrued dividend and amortization of discount on our preferred shares were $0.3 million for the year ended December 31, 2000, compared with $0.1 million for the comparable period in 1999. This increase is directly attributable to the issuance of preferred shares in January 2000. Under Canadian GAAP our preferred shares were treated, in part, as debt and the accrued dividends and discounts associated with such debt were amortized, reflecting an expense on our financial statements. Upon the closing of our public offering, all issued and outstanding preferred shares were automatically converted into common shares. As a result, we will no longer incur expenses associated with these preferred shares.

PROVINCIAL CAPITAL TAX

         As a result of the proceeds realized on the closing of our initial public offering, our total assets have increased to a level that exceeds the small business classification under Ontario tax legislation. As a result, we are now subject to a provincial capital tax on our total assets. Under Canadian GAAP this is not classified as income tax expense. For the year ended December 31, 2000, this amount was $0.3 million. In prior years we were not subject to this tax.

INTEREST AND BANK CHARGES

         Interest income, net of bank charges and interest paid, was $0.8 million for the year ended December 31, 2000, compared with $9,000 for the year ended December 31, 1999. This increase is primarily attributable to the interest earned on the investment of the proceeds of our initial public offering. Our investments are held exclusively in short term Canadian or U.S. government securities.

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

INCOME TAXES

         Income tax expense was $0.2 million for the year ended December 31, 2000, compared with a recovery of income tax of $1,000 for the year ended December 31, 1999. The increase is attributable to a Federal Large Corporations Tax, which was triggered by the significant increase in our net assets. The Federal Large Corporations Tax is imposed at a rate of 0.25 percent of an adjusted net assets amount. This tax is considered an income tax for disclosure purposes.

         We were not subject to any tax on income during the year ended December 31, 2000, due to our net loss for the year. Our effective tax rate changed during fiscal 2000, reflecting our change of status from a Canadian controlled private corporation to a public company. Canadian controlled private companies are taxed at a lower rate than public companies. The change in our effective tax rate will have an impact on future income tax payable.

NET LOSS FOR THE YEAR

         Net loss was $1.7 million for the year ended December 31, 2000, compared with $0.2 million for the year ended December 31, 1999. The majority of this increase is attributable to the foreign exchange loss of $1.3 million, increased SG&A and research and development expenses.

         Loss per share was $0.08 for the year ended December 31, 2000, compared with a loss of per share of $0.01 for the year ended December 31, 1999.

         The weighted average number of shares used in calculating the loss per share increased to 22.3 million shares for fiscal 2000, reflecting our public offering on November 1, 2000. The number of our common shares outstanding at December 31, 2000 was 35.6 million. Options granted under our stock option plan have not been included in the calculation of the fully diluted loss per share, as the effect would be anti-dilutive. As at December 31, 2000, there were 3.9 million options issued and outstanding, of which 2.0 million were exercisable.

Liquidity AND CAPITAL RESOURCES

         At December 31, 2001, we held cash of $1.6 million and short-term investments of $64.1 million, compared with $1.8 million in cash and $75.6 million in short-term investments at December 31, 2000.

         Cash used in operations for the year ended December 31, 2001 was $5.6 million, compared with $1.2 million used in the year ended December 31, 2000 and $86,000 used in 1999. Included in cash used in operating activities for 2001 is a net increase of $5.4 million in working capital, primarily from increases in accounts receivable and inventories:

     o Accounts receivable increased $1.9 million at December 31, 2001 compared with 2000 as a result of a 73% increase in revenues during the fourth quarter of 2001 compared with the fourth quarter of 2000. The accounts receivables at December 31, 2000 compared with 1999 increased $639,000 due to an overall increase in revenues during 2000.

     o Inventories increased $1.9 million at December 31, 2001 compared with 2000 in anticipation of revenue growth in 2002. Raw materials, many of which have long lead times, have increased to $2.0 million in 2001 from $1.2 million in 2000. Work-in-progress and finished goods have increased to $1.0 million from $52,000 in 2000.


         We have an operating line of credit available up to $0.6 million bearing interest at prime plus 0.5% and is available for overdraft protection and when necessary, letters of guarantee or letters of credit. The facility is collateralized by a general security agreement over all assets.

         We held short-term investments of $64.2 million at December 31, 2001, compared with $75.6 million at December 31, 2000. This decrease in short-term investments is partially attributable conversion to cash and subsequent use in operating activities and purchase of property, plant and equipment. The decrease is also a result of the declining Canadian dollar during 2001 and the resulting balance sheet impact on translation to the U.S. reporting currency. This is reflected within the foreign currency translation adjustment account in shareholder's equity.

FINANCING ACTIVITIES

         During 2001, we issued 994,000 shares for $128,000 under our stock option plan. We also received acquired intellectual property in exchange for the issuance of shares and share purchase warrants to GM; no cash was involved in this transaction.

         In 2000, as a result of a private placement of preferred shares which closed on January 24, 2000, we received net proceeds of $3.6 million. On November 1, 2000 we issued 7 million common shares at $12.00 per share, for net proceeds of $76.2 million.

CAPITAL EXPENDITURES

         Property, plant and equipment purchases for the year ended December 31, 2001 were $3.1 million, compared with $1.5 million for the year ended December 31, 2000 and $0.3 million for the year ended December 31, 1999. This increased expenditure in 2001 is attributable to increasing our testing facilities for research and development programs. For 2000 the increase includes additions to the test equipment and leasehold improvements and outfitting our current manufacturing, office, and research facility.

         Capital expenditure plans for 2002 and subsequent years are expected to result in further increases in property plant and equipment as we continue our manufacturing and development initiatives.

DISCLOSURE ABOUT MARKET RISK

         Effective January 1, 2002, the U.S. dollar was adopted as our functional currency. As a result, our income will include gains and losses on the translation into U.S. dollars of items denominated in Canadian dollars and other foreign currencies.

         As at and for all periods prior to December 31, 2001, our functional currency was the Canadian dollar. Effective December 31, 1999, we adopted the U.S. dollar as our reporting currency and the financial information included in this annual report for 1999 and prior years has been presented in U.S. dollars in accordance with a translation of convenience method using the exchange rate at December 31, 1999, as set forth in note 2 of our financial statements for the year ended December 31, 2001. For periods subsequent to December 31, 1999, Canadian dollar amounts have been translated into U.S. dollars using the current rate method, as set forth in note 2 of our financial statements for the year ended December 31, 2001

         Exchange rate fluctuations may cause fluctuations in our quarterly results. We transact business internationally in multiple currencies. In particular, a significant portion of our cost of revenues consists of materials purchased in Canadian dollars, which is only partially offset by revenues generated in Canadian dollars. We do not currently engage in any hedging transactions related to our exchange rate risk. Accordingly, gains and losses on the conversion of transactions denominated in currencies other than U.S. dollars may contribute to fluctuations in our results of operations and fluctuating exchange rates could cause reduced revenue and gross margins from our international sales.

         Our short-term investments, all of which have maturities of less than one year, may expose us to market risk. Our investments are held exclusively in short-term Canadian or U.S. government backed securities. The fair value of these securities approximates their cost.

ITEM 6.       DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

                  A.       DIRECTORS AND SENIOR MANAGEMENT.

         The following table sets forth information with respect to our executive officers and directors as of the date of this annual report:


                      Name                           Age                      Position
                      ----                           ---                      --------
Pierre Rivard..................................       46     President, Chief Executive Officer and Director
Norman M. Seagram..............................       67     Chairman of the Board of Directors
Boyd J. Taylor.................................       42     Vice President Sales and Marketing and Director
Joseph Cargnelli...............................       32     Vice President Technology and Director
Gary Brandt....................................       43     Chief Financial Officer
Dr. Ravi B. Gopal..............................       41     Vice President Systems and Applications Engineering
Don J. Morrison................................       41     Director
Donald J. Lowry................................       49     Director
Dr. Robert Lee.................................       77     Director
Mr. Frank Colvin...............................       59     Director
Charley Pappas.................................       44     Vice President Engineering-Operations
Jim Collins....................................       39     Vice President Finance and Administration
Jonathan Lundy.................................       38     Vice President Strategic Development and Corporate
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

         GARY BRANDT joined us in October 2001 as our Chief Financial Officer. From 2000 to 2001, Mr. Brandt was Chief Financial Officer with @Link Networks. From 1996 to 2000, Mr. Brandt was Vice President, Investor Relations with WorldCom, and from 1994 to 1996 was Vice President, Investor Relations with MFS Communications, which was acquired by World Com in 1996. From 1985 to 1994, Mr. Brandt held various senior finance positions with Northern Telecom. Mr. Brandt resides in Toronto, Ontario.

         DR. RAVI B. GOPAL joined us in May 1998 and was appointed Vice President of Engineering, Electronics and Controls in June 1999. His title was changed to Vice President Systems and Applications Engineering in November 2001. Dr. Gopal was employed by the University of Quebec, Trois-Rivieres as a Post-Doctoral Fellow from October 1991 to May 1994, a Research Associate from June 1994 to May 1998 and as a member of the teaching faculty from January to May 1998. Dr. Gopal received his Ph.D. from the Indian Institute of Science. Dr. Gopal resides in Toronto, Ontario.

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

         CHARLEY PAPPAS joined us in April 2000 as our Director of Engineering Operations and was appointed Vice President of Operations in September 2000. His title was changed to Vice President Engineering-Operations in November 2001. From October 1992 to April 2000, Mr. Pappas was employed with The Electrolyser Corporation Limited, a manufacturer of hydrogen generators, where he served as Senior Design Engineer from 1992 to 1994, and Vice-President of Engineering from 1994 to 1999. From 1991 to 1992, Mr. Pappas was President and Project Manager with Phalanx Engineering Inc., an engineering consultant to the industrial gas business. From 1981 to 1991, Mr. Pappas was employed by Union Carbide Canada Limited in a number of positions. Mr. Pappas resides in Scarborough, Ontario, and is a Member of the Professional Engineers of Ontario.

         FRANK COLVIN joined our board of directors in November 2001. Mr. Colvin is Vice President of Fuel Cell Activities, General Motors Corporation. Mr. Colvin resides in Detroit, Michigan. Mr. Colvin was selected to join our board of directors by GM in connection with our strategic alliance with GM. In connection with this alliance,

GM also appointed Dave Wetter, who is Staff Engineer, GM Fuel Cell Development Center, as a non-voting observer to our board of directors.

         JIM COLLINS joined us in May 2000 as Controller. He was appointed Director of Finance and Administration in January 2001 and then as Vice President Finance and Administration in June 2001. From 1992 to 2000 Mr. Collins was the controller of privately held growth companies where he built and maintained information and reporting systems and gained operational experience. Prior to 1992 he was employed by Price Waterhouse in Australia and Canada. Mr. Collins earned his Bachelor of Commerce at the University of British Columbia, received his Chartered Accountant designation in 1989 and is a member of the Institute of Chartered Accountants in British Columbia and Ontario. Mr. Collins resides in Oakville, Ontario.

         JONATHAN LUNDY joined us in October 2000 as our Vice President Corporate Affairs and Corporate Secretary. His title was changed to Vice President Strategic Development and Corporate Secretary in November 2001. From August 1998 to October 2000 Mr. Lundy was employed at Osler, Hoskin & Harcourt LLP where he practiced corporate and securities law. From May 1996 to September 1998 Mr. Lundy was employed with Heenan Blaikie where he practiced corporate law. Mr. Lundy earned a Bachelor of Laws degree and a Bachelor of Arts degree from the University of Western Ontario. Mr. Lundy is a member of the Upper Canada Law Society. Mr. Lundy resides in Oakville, Ontario.

                  B.       COMPENSATION.

COMPENSATION OF OFFICERS

         For the year ended December 31, 2001, our aggregate cash compensation payments to our executive officers and directors for services rendered in these capacities was approximately $630,569.

         The following table provides a summary of compensation earned by our executive officers in 2001:


------------------------------------- -------- ---------------------------------------- ----------------- ----------------
                                                                                           Long-Term
                                                                                          Compensation
                                                    Annual Compensation                    Awards(1)
------------------------------------- -------- ---------------------------------------- ----------------- ----------------
                                                                       Other
                                                                       Annual              Securities        All other
Name and Principal Position             Year      Salary      Bonus    Compensation(2)   Under Options     Compensation
------------------------------------- -------- ----------- ----------- ---------------- ----------------- ----------------
                                                (U.S.$)     (U.S.$)        (U.S.$)            (#)             (U.S.$)
------------------------------------- -------- ----------- ----------- ---------------- ----------------- ----------------
Pierre Rivard,                         2001     106,473      9,501            0                0                 0
President and Chief Executive
Officer
------------------------------------- -------- ----------- ----------- ---------------- ----------------- ----------------
Boyd Taylor,                           2001      87,171      9,501            0                0                 0
Vice President Sales and Marketing
------------------------------------- -------- ----------- ----------- ---------------- ----------------- ----------------
Joseph Cargnelli,                      2001      87,171      9,501            0                0                 0
Vice President Technology
------------------------------------- -------- ----------- ----------- ---------------- ----------------- ----------------
Gary Brandt(3),                        2001      22,367        0              0                0                 0
Chief Financial Officer
------------------------------------- -------- ----------- ----------- ---------------- ----------------- ----------------
Dr. Ravi Gopal,                        2001      87,171      9,501            0                0                 0
Vice President Systems and
Applications Engineering
------------------------------------- -------- ----------- ----------- ---------------- ----------------- ----------------
Charley Pappas,                        2001      71,392      6,334            0             20,000              0
Vice President Engineering -
Operations
------------------------------------- -------- ----------- ----------- ---------------- ----------------- ----------------
Jim Collins(3),                        2001      68,171      6,334            0              8,100               0
Vice President Finance and
Administration
------------------------------------- -------- ----------- ----------- ---------------- ----------------- ----------------



------------------------------------- -------- ---------------------------------------- ----------------- ----------------
                                                                                           Long-Term
                                                                                          Compensation
                                                    Annual Compensation                    Awards(1)
------------------------------------- -------- ---------------------------------------- ----------------- ----------------
Jonathan Lundy,                        2001     100,653      9,501            0             140,000              0
Vice President Strategic
Development and Corporate Secretary
------------------------------------- -------- ----------- ----------- ---------------- ----------------- ----------------


(1) The Company has not granted any Restricted Shares or Restricted Share Units, Stock Appreciation Rights or Long-Term Incentive Plan Payouts.

(2) Benefits do not exceed the lesser of $50,000 and 10% of the total annual salary and bonuses for any of the named executive officers.

(3) Mr. Brandt joined us in October 2001. Mr. Collins was our Controller until January 2001, when he was appointed Director of Finance and Administration, in which position he served until June 200 , when he was appointed Vice President Finance and Administration.

EMPLOYMENT AGREEMENTS

         We have employment agreements with the following executive officers:
Pierre Rivard, Boyd Taylor, Joseph Cargnelli and Dr. Ravi Gopal. In respect of these agreements, we agreed to provide these officers with annual salaries in 2001 ranging from Cdn.$135,000 to Cdn.$160,000 per annum. In addition, each agreement provides for an initial term of two years ending April 20, 2003, with automatic one year extensions thereafter unless otherwise terminated pursuant to the terms of such agreement. These agreements also provide for payments of varying amounts not exceeding 24 month's salary in lieu of notice if the executive officer is terminated without cause from his position at any time during the term of the agreement. Upon termination resulting from a change of our control, each executive officer will be entitled to receive an amount equal to 24 month's salary. In addition, upon termination resulting from a change of our control, all unvested options shall become immediately exercisable for a period of ninety days from the date of termination.

COMPENSATION OF DIRECTORS

         Each of our non-employee directors is paid an annual fee of Cdn.$10,000 for his services as a director. Non-employee directors who serve as Committee Chairs are paid an additional annual fee of Cdn.$1,000. The chairman of the board of directors is paid an annual fee of Cdn.$12,000 for his services, and an attendance fee of Cdn.$900 for each board meeting attended. In addition, non-employee directors receive an attendance fee of Cdn.$700 for each board and committee meeting attended. Each committee chair receives an additional attendance fee of Cdn.$200 for each committee meeting attended. Attendance fees are paid to a maximum per diem of Cdn.$1,350 for the Chairman and Cdn.$1,050 for non-employee directors.

         Our non-employee directors are also reimbursed for their reasonable out-of-pocket disbursements incurred on the business of the Company and are also eligible to receive stock options in accordance with the recommendations of the Management Development and Compensation Committee.

         C.       BOARD PRACTICES.

COMPOSITION OF THE BOARD OF DIRECTORS

         Our board of directors currently consists of eight members, five of whom are non-management directors. Our articles provide that we may have between three and nine directors on our board. Each of our directors holds office until the next annual meeting of shareholders and until the director's successor is elected and qualified, or until the director's earlier death, resignation or removal.

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

         Audit Committee. The Audit Committee oversees the retention, performance and compensation of our independent auditors, and oversees and establishes procedures concerning our systems of internal accounting and auditing control. The members of our Audit Committee are Norman Seagram, Donald Lowry, Robert Lee, and Boyd Taylor. We intend to modify the composition of our Audit Committee from time to time to ensure compliance with the rules promulgated by the Securities and Exchange Commission, The Nasdaq Stock Market, Inc. and The Toronto Stock Exchange.

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

                  D.       EMPLOYEES.

         At December 31, 2001, we employed 171 persons, up from 74 as at December 31, 2000, all of whom are full-time employees. Approximately 81 of our employees are professional staff, including engineers, scientists, and other professionals. Our employees are not represented by a labor union. We believe that our relationship with our employees is good.

         The following is a geographic breakdown of our employees as of December 31, 2001:

                         Canada                        112
                         U.S.A.                         56
                         Japan                           3
                         -------------------------- -------
                         Total                         171

                  E.       SHARE OWNERSHIP.

         The following table sets forth certain information concerning the share ownership of our directors and executive officers as of May 10, 2002:


                                         NUMBER OF COMMON                                            PERCENTAGE OF
                           NUMBER OF     SHARES WHICH MAY    RANGE OF EXERCISE       RANGE OF        COMMON SHARES
                             COMMON     BE ACQUIRED UNDER    PRICE OF OPTIONS    EXPIRATION DATES    BENEFICIALLY
NAME                      SHARES OWNED   OUR OPTION PLAN          ($CDN.)           OF OPTIONS           OWNED
----                      ------------   ---------------     -----------------   -----------------   -------------
Pierre Rivard              6,442,500               0                   N/A                   N/A         13.32%
Norman M. Seagram             16,200          24,900           $5.00-$8.70           August 2010          0.05%
                                                                                       -May 2011
Boyd J. Taylor             6,452,500               0                   N/A                   N/A         13.34%
Joseph Cargnelli           6,442,500               0                   N/A                   N/A         13.34%
Gary Brandt                        0         300,000                 $3.85          October 2011          0.10%
Ravi B. Gopal                 15,000         707,500           $0.05-$0.29          January 2010          1.47%
Don J. Morrison                  500          16,000                 $8.70          January 2011-         0.01%
                                                                                        May 2011
Donald J. Lowry                1,000          20,200           $5.00-$8.70           August 2010-         0.02%
                                                                                        May 2011
Robert Lee                         0         124,500           $0.29-$8.70          January 2010-         0.23%
                                                                                        May 2011
Frank Colvin                       0               0                   N/A                   N/A             0%
Charley Pappas                   979          37,640          $4.64 - $8.70      April 2010- May          0.02%
                                                                                            2011
Jim Collins                      500          40,100          $5.00 - $8.70       Jun 2010 - May          0.04%
                                                                                            2011
Jonathan Lundy                                                                      October 2010-
                                   0         200,000         $3.40 - $11.43       September 2011          0.08%



OPTION GRANTS DURING FISCAL 2001

         We granted options under our stock option plan to our senior executive officers during the year ended December 31, 2001 as follows:



--------------------- ------------------ ------------------- ------------------ ------------------- ---------------------
                                                                                    Fair Value
                                             % of Total                           Of Securities
                         Securities       Options Granted                           Underlying
                        Under Options       to Employees        Exercise or       Options On the
                           Granted          In Financial        Base price        Date Of Grant          Expiration
   Name                      (#)                Year         (Cdn.$/Security)    (Cdn.$/Security)           Date
--------------------- ------------------ ------------------- ------------------ ------------------- ---------------------
Pierre Rivard                 0                  0%                 N/A                N/A                  N/A
--------------------- ------------------ ------------------- ------------------ ------------------- ---------------------
Gary Brandt                300,000             44.90%              $3.85              $3.85           October 15, 2011
--------------------- ------------------ ------------------- ------------------ ------------------- ---------------------
Boyd Taylor                   0                  0%                 N/A                N/A                  N/A
--------------------- ------------------ ------------------- ------------------ ------------------- ---------------------
Joseph Cargnelli              0                  0%                 N/A                N/A                  N/A
--------------------- ------------------ ------------------- ------------------ ------------------- ---------------------
Dr. Ravi Gopal                0                  0%                 N/A                N/A                  N/A
--------------------- ------------------ ------------------- ------------------ ------------------- ---------------------
Charley Pappas             20,000              2.99%               $8.70              $8.70             May 15, 2011
--------------------- ------------------ ------------------- ------------------ ------------------- ---------------------
Jonathan Lundy             40,000              20.95%              $8.70              $8.70             May 15, 2011
                          100,000                                  $3.40              $3.40          September 18, 2011
--------------------- ------------------ ------------------- ------------------ ------------------- ---------------------
Jim Collins                 8,100              1.21%               $8.70              $8.70             May 15, 2001
--------------------- ------------------ ------------------- ------------------ ------------------- ---------------------


OPTIONS EXERCISED IN FISCAL YEAR 2001

         The following table details information with respect to all options of the Company exercised by our executive officers during the fiscal year ended December 31, 2001, and all options held by our executive officers and outstanding on December 31, 2001:


--------------------- ------------------ ------------------- ------------------ ------------------------
                                                                                       Value of
                                                                                      Unexercised
                                                                Unexercised          In-the-money
                                                                  Options               Options
                         Securities          Aggregate           At FY-End             At FY-End
                         Acquired on           Value                (#)                 (Cdn.$)
                          Exercise            Realized         Exercisable/          Exercisable/
        Name                 (#)              (Cdn.$)          Unexercisable         Unexercisable
--------------------- ------------------ ------------------- ------------------ ------------------------
Pierre Rivard                N/A                N/A                 N/A                   N/A
--------------------- ------------------ ------------------- ------------------ ------------------------
Boyd Taylor                  N/A                N/A                 N/A                   N/A
--------------------- ------------------ ------------------- ------------------ ------------------------
Joseph Cargnelli             N/A                N/A                 N/A                   N/A
--------------------- ------------------ ------------------- ------------------ ------------------------
Gary Brandt                   0                  0              0 / 300,000          0 / 2,370,000
--------------------- ------------------ ------------------- ------------------ ------------------------
Dr. Ravi Gopal                0                  0              857,500 / 0          9,935,625 / 0
--------------------- ------------------ ------------------- ------------------ ------------------------
Charley Pappas                0                  0            15,155 / 39,845      107,709 / 202,041
--------------------- ------------------ ------------------- ------------------ ------------------------
Jonathan Lundy                0                  0           17,500 / 192,500       5,600 / 973,800
--------------------- ------------------ ------------------- ------------------ ------------------------
Jim Collins                   0                  0            8,450 / 36,650       56,613 / 216,143
--------------------- ------------------ ------------------- ------------------ ------------------------


DIRECTOR, EMPLOYEE AND CONSULTANT STOCK OPTIONS

         As of May 10, 2002, our executive officers, directors, employees and consultants held options to purchase an aggregate of 2,722,900 of our common shares. Our executive officers held options to acquire 1,285,240 of these common shares, exercisable at prices ranging from Cdn.$0.05 to Cdn.$11.43, expiring January 24, 2010 through October 15, 2011. Our directors who are not executive officers held options to acquire 185,600 common shares, exercisable at prices ranging from Cdn.$0.29 to Cdn.$8.70, expiring between January 24, 2010 through May 16, 2011. Our employees, excluding our executive officers, held options to acquire 1,252,060 common shares, exercisable at prices ranging from Cdn.$0.05 to Cdn.$18.12 expiring at dates ranging from January 24, 2010 to March 16, 2011.

         In 2001, the options granted to officers, directors and various employees have been at the exercise prices indicated below:

         o on January 19, 2001 we granted our Chairman, Norman Seagram, 12,000 options with an exercise price of Cdn$8.70 per share. We also granted Donald Lowry, Dr. Robert Lee and Donald Morrison, all non-executive directors, 10,000 options each at an exercise price of Cdn$8.70.

         o on February 4, 2001 we granted 5,000 options at an exercise price of Cdn$10.75 to employees (other than officer and directors).

         o on March 4, 2001 we granted 5,000 options at an exercise price of Cdn$8.75 to employees (other than officer and directors).

         o on May 15, 2001 we granted (i) Norman Seagram, Chairman of our board of directors, 8,000 options with an exercise price of Cdn$8.70 per share, (ii) Donald Lowry, Dr. Robert Lee and Donald Morrison, all non-executive directors, 6,000 options each at an exercise price of Cdn$8.70, (iii) Jonathan Lundy, Vice President Strategic Development and Corporate Secretary, 40,000 options at an exercise price of Cdn$8.70, (iv) Charley Pappas, Vice President Engineering - Operations, 20,000 options at and exercise price of Cdn$8.70, (v) Jim Collins, Vice President Finance and Administration, 8,100 options at an exercise price of Cdn$8.70, and (vi) various other employees an aggregate of 109,500 options at an exercise price of Cdn$8.70.

         o on September 19, 2001 we granted Jonathan Lundy, Vice President Strategic Development, 100,000 options at an exercise price of Cdn$3.40.

         o on October 15, 2001, we granted Gary Brandt, Chief Financial Officer, 300,000 options at an exercise price of Cdn$3.85.

         o on October 23, 2001, we granted 12,500 options at an exercise price of Cdn$7.80 to employees (other than officer and directors)

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

STOCK OPTION PLAN

         Our board approved a stock option plan, which was implemented on November 1, 2000 by our Management Development and Compensation Committee. This plan grants to our board of directors or a committee of our board the discretion to grant options to purchase common shares to our employees, directors and consultants. The plan provides that options will have a maximum term of ten years, unless a shorter term is specified by our board, and will have an exercise price per share of not less than the fair market value of our common shares on the day immediately prior to the date of grant. Unless otherwise specified in the particular optionee's option agreement, options granted under the plan will vest over a period of three years with one third of the particular option grant vesting each year. Options granted under the plan may not be transferred or assigned by the optionee and upon any such transfer or assignment or attempted transfer or assignment, such options will terminate and be of no further force and effect. The total number of options approved for issuance under the new plan and all other established or proposed share compensation arrangements is 4,641,000.

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

ITEM 7.       MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

                  A.       MAJOR SHAREHOLDERS.

         The following table provides information regarding the beneficial ownership of our common shares as of May 10, 2002, as to each person or entity who beneficially owns more than 5% of our outstanding common shares. None of these shareholders has different voting rights than any of the Company's other shareholders.

         Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to the securities. Except as otherwise indicated, the persons named in the table have sole voting and investment power with respect to all common shares held by them. The number of common shares outstanding used in calculating the percentage for each listed person includes the common shares underlying options or warrants held by such person that are exercisable within 60 days of May 10, 2002, but excludes common shares underlying options or warrants held by any other person. Common shares placed in a trust with an irrevocable order to sell, in accordance with a plan pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, are also excluded from the calculations of beneficial ownership. Percentage ownership is calculated by reference to the 48,358,641 common shares deemed outstanding as of May 10, 2002. All of our shareholders hold common shares.



BENEFICIAL OWNER                                              NUMBER OF COMMON SHARES BENEFICIALLY OWNED
----------------                                              ------------------------------------------
                                                                   NUMBER                 PERCENT
                                                              ---------------             -------

General Motors Corporation (1)                                    11,858,094(2)            24.27%
Pierre Rivard (3)                                                  6,442,500               13.32%
Boyd Taylor  (3)                                                   6,452,500               13.34%
Joseph Cargnelli (3)                                               6,442,500               13.32%


-----------------
         (1) Frank Colvin, one of our directors, and Dave Wetter, a non-voting observer to our board of directors, were appointed to our board as nominees of General Motors Corporation, in accordance with the terms of the Corporate Alliance Agreement that we entered into with General Motors Corporation on October 16, 2001. General Motors Corporation is the world's largest vehicle manufacturer. The address of General Motors Corporation is 300 Renaissance Center, Detroit, Michigan 48265.

         (2) General Motors Corporation acquired all of its shares of the Company pursuant to the Corporate Alliance Agreement and the Share Subscription Agreement, each dated October 16, 2001. The issuance of these shares to General Motors decreased the beneficially ownership of all of our other shareholders.

         (3) The address of all of the senior executive officers listed in this table is Hydrogenics Corporation, 5985 McLaughlin Road, Mississauga, Ontario, Canada L5R 1B8.

                  B.      RELATED PARTY TRANSACTIONS

         We subcontract some manufacturing in the normal course of our operations to a company owned by the father and uncle of Joseph Cargnelli, one of our directors and a principal shareholder. For the fiscal year ended December 31, 2001, this company billed us approximately $1.2 million. We believe that the rates this company has charged us for its services are comparable to rates we could have obtained from an unrelated third party.

         On October 16, 2001, we formed a strategic alliance with General Motors to accelerate the development of fuel cell technology into global commercial markets. The alliance includes shared intellectual property rights and joint efforts in fuel cell product development, engineering, prototyping, testing, branding, and marketing strategies. As part of the agreement, GM received 11.4 million of our common shares, or approximately 24% of our outstanding shares. We also issued GM warrants to acquire an additional 2.5 million common shares, bringing GM's stake to approximately 28% of our outstanding equity. GM also appointed a representative to our board of directors in conjunction with the alliance, resulting in the expansion of our board from seven directors to eight.

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

ITEM 9.           THE OFFER AND LISTING.

                  A.       OFFER AND LISTING DETAILS.

PRICE HISTORY OF COMMON SHARES.

         Our common shares are quoted on the Nasdaq National Market under the symbol "HYGS" and are listed on The Toronto Stock Exchange under the symbol "HYG." The following tables set forth, for the periods indicated, high and low sale prices of our common shares as reported on the Nasdaq National Market and The Toronto Stock Exchange, respectively:

                             Nasdaq National Market



                                                          Highest Reported Price          Lowest Reported Price
                                                          ----------------------          ---------------------
Annual Market Prices
   Fiscal Year Ended December 31, 2001............                $ 8.09                          $1.70
   Fiscal Year Ended December 31, 2000 (from
   November 1)....................................                 12.31                           2.75
Quarterly Market Prices
   Fiscal Year Ended December 31, 2001
     First Quarter................................                  8.09                           3.25
     Second Quarter...............................                  7.30                           3.51
     Third Quarter................................                  4.85                           1.70
     Fourth Quarter...............................                  7.94                           2.07
   Fiscal Year Ended December 31, 2000
     First Quarter................................                    --                             --
     Second Quarter...............................                    --                             --
     Third Quarter................................                    --                             --
     Fourth Quarter...............................                 12.31                           2.75
Monthly Market Prices
     April 2002...................................                  8.04                           5.92
     March 2002...................................                  8.30                           6.40
     February 2002................................                  7.37                           5.91
     January 2002.................................                 10.32                           5.94
     December 2001................................                  7.94                           5.06
     November 2001................................                  6.23                           4.15


                           The Toronto Stock Exchange



                                                          Highest Reported Price          Lowest Reported Price
                                                          ----------------------          ---------------------
Annual Market Prices
   Fiscal Year Ended December 31, 2001............              Cdn.$12.50                       Cdn.$2.65
   Fiscal Year Ended December 31, 2000 (from
   November 1)....................................                   21.75                            4.30
Quarterly Market Prices
   Fiscal Year Ended December 31, 2001
     First Quarter................................                   12.25                            5.05
     Second Quarter...............................                   11.00                            5.50
     Third Quarter................................                    7.35                            2.65
     Fourth Quarter...............................                   12.50                            3.30
   Fiscal Year Ended December 31, 2000
     First Quarter................................                      --                              --
     Second Quarter...............................                      --                              --
     Third Quarter................................                      --                              --
     Fourth Quarter...............................                   21.75                            4.30
Monthly Market Prices
     April 2002...................................                   12.60                            9.29
     March 2002...................................                   12.98                           10.27
     February 2002................................                   11.85                            9.06
     January 2002.................................                   16.53                            9.51
     December 2001................................                   12.50                            8.02
     November 2001................................                    9.85                            6.70


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

         Our authorized capital consists of an unlimited number of common shares with no par value and an unlimited number of preferred shares with no par value issuable in series, of which 47,918,446 common shares and no preferred shares were issued and outstanding as of December 31, 2001.

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

                  C.       MATERIAL CONTRACTS.

         Contribution agreement, dated January 10, 2001, between Canada (National Resources Canada) and the Company, including an amendment dated April 11, 2001. In the first quarter of 2001, we entered into a contribution agreement with the Government of Canada, pursuant to which the Government of Canada, through the Climate Change Action Fund and NRCan, agreed to contribute up to Cdn.$2 million to be used in the development of a 50kW fuel cell power generator fueled by natural gas. The total project cost is Cdn.$6,000,000 over two years. The Technology Early Action Measures (TEAM) component of the Climate Change Action Fund is contributing $1.6 million to the project and NRCan is contributing Cdn.$400,000. We are contributing Cdn.$4,000,000 to the project. Under this agreement, NRCan receives a royalty equal to 4% of all revenue we receive for the licensing and sale of the intellectual property related to this project. This royalty right expires upon the earlier of NRCan recouping the amount of the funding given to us or 10 years. We retain all intellectual property rights in this project, provided that we pursue the commercialization of the intellectual property, subject to a non-exclusive royalty-free license granted to Canada in perpetuity to use or sublicense the intellectual property rights, should we decide not to commercialize the technology.

         Employment agreements, dated April 20, 2001, between the Company and each of Pierre Rivard, Boyd Taylor, Joseph Cargnelli and Ravi Gopal. In respect of these agreements, we have agreed to provide these officers with annual salaries in 2001 ranging from Cdn.$135,000 to Cdn.$160,000 per annum. In addition, each agreement provides for an initial term of two years ending April 20, 2003, with automatic one year extensions thereafter unless otherwise terminated pursuant to the terms of such agreement. These agreements also provide for payments of varying amounts not exceeding 24 month's salary in lieu of notice if the executive officer is terminated without cause from his position at any time during the term of the agreement. Upon termination resulting from a change of our control, each executive officer will be entitled to receive an amount equal to 24 month's salary. In addition, upon termination resulting from a change of control, all unvested options shall become immediately exercisable for a period of ninety days from the date of termination.

         Joint Development Agreement dated April 18, 2001 between the Company and Johnson Matthey, Inc. Pursuant to this agreement we are developing a fully integrated natural gas fuel processor system with Johnson Matthey, Inc. The fuel processor is expected to incorporate Johnson Matthey's proprietary fuel processing technology and our integrated system controls and balance-of-plant subsystems.

         Sales Agency Agreement dated July 23, 2001, between the Company and Hankook BEP Co. Ltd. Pursuant to this agreement, Hankook BEP, a Korean distributor of automotive testing systems, will market and sell our FCATS products in the Korean market.

         Distribution Agreement dated August 22, 2001, between the Company and Toyota Tsusho Corporation. Pursuant to this exclusive agreement Toyota Tsusho Corporation will market and sell our FCATS products in the Japanese market.

         Corporate Alliance Agreement, Master Intellectual Property Agreement, Governance Agreement, Share Subscription Agreement, Escrow Agreement and Registration Rights Agreement, each dated October 16, 2001, between the Company and General Motors Corporation. On October 16, 2001, we formed a strategic alliance with General Motors Corporation (GM) to accelerate the development of fuel cell technology into global commercial markets. The alliance includes shared intellectual property rights and joint efforts in fuel cell product development, engineering, prototyping, testing, branding, and marketing strategies. As part of the agreement, GM received 11.3 million of our common shares, or approximately 24% of our outstanding shares. We also issued GM warrants to acquire an additional 2.4 million common shares, bringing GM's stake to 28% of outstanding equity. GM also appointed a representative to our board of directors in conjunction with the alliance, resulting in the expansion of our board from seven directors to eight.

         Share Purchase Agreement dated April 16, 2002 among the Company, Dr. Bernd Pitschak, Dr. Karl Klug and Creavis GmbH. Pursuant to this agreement we acquired all of the issued and outstanding shares of EnKat GmbH, a company located in Gelsenkirchen, Germany, for a total of approximately $550,000. EnKat provides process engineering services relating to the integration of testing environments for fuel cells and their components. We will rely on EnKat to establish operations in Europe and to bolster our technological expertise in fuel processing.

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

                   CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

         In this summary, a "U.S. holder" means a person who, for the purposes of the Canada-United States Income Tax Convention (1980), is a resident of the United States and not of Canada and who, for the purposes of the Income Tax Act (Canada):

         o        deals at arm's length with us;

         o        is the beneficial owner of our common shares;

         o        holds our common shares as capital property;

         o does not use or hold and is not deemed to use or hold our common shares in the course of carrying on a business in Canada; and

         o is not an insurer for whom our common shares constitute designated insurance property.

         Our common shares will be capital property to a U.S. holder unless they are held in the course of carrying on a business or in an adventure in the nature of trade. This summary does not apply to a U.S. holder that is a "financial institution" for purposes of the rules contained in the Income Tax Act (Canada). There are no Canadian federal estate taxes applicable to the purchase or ownership of our common shares. Under the Income Tax Act

(Canada), on death, a U.S. holder would be deemed to dispose of all of his or her assets, including our common shares.

         This summary is based on the current provisions of the Income Tax Act (Canada) and the regulations in force under the Income Tax Act (Canada) on the date of this annual report, the Convention, current published administrative and assessing practices of the Canada Customs and Revenue Agency, all specific proposals to amend the Income Tax Act (Canada) and the regulations publicly announced by the Minister of Finance (Canada) prior to the date of this annual report and all judicial decisions currently in effect.

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

DIVIDENDS

         Dividends paid, credited or deemed to have been paid or credited on our common shares are subject to non-refundable Canadian withholding tax under the Income Tax Act at the rate of 25%, although this rate may be reduced by the provisions of an applicable income tax treaty. Subject to the exceptions noted immediately below, under the Convention, U.S. holders who beneficially own the dividends will be subject to a 15% withholding tax on the gross amount of such dividends. In the case of a U.S. holder that is a corporation which beneficially owns at least 10% of our voting shares, the applicable rate of withholding tax on dividends will be reduced to 5%. In the case of dividends paid, credited or deemed to be credited to a U.S. holder that is a tax exempt organization as described in Article XXI of the Convention, generally no withholding tax will be payable.

DISPOSITIONS

         Under the Income Tax Act, assuming that a shareholder is a U.S. holder and provided that our common shares are listed on a prescribed stock exchange, which includes the Toronto Stock Exchange and the Nasdaq National Market, the shareholder will be exempt from Canadian tax on a capital gain realized on an actual or deemed disposition of the common shares unless such shareholder, persons with whom such shareholder did not deal at arm's length or such shareholder together with such persons owned 25% or more of our issued shares of any class at any time during the five-year period before the actual or deemed disposition. For this purpose, it is the position of the Canada Customs and Revenue Agency that a holder of an interest in or option to acquire our shares will be considered to hold the shares to which such interest or option relates.

                 UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

         The following discussion summarizes the material United States federal income tax considerations arising from the acquisition, ownership and disposition of our common shares by a United States holder. A United States holder is:

         o        an individual citizen or resident of the United States;

         o a corporation created or organized in or under the laws of the United States or any of its political subdivisions;

         o an estate, the income of which is subject to United States federal income taxation regardless of its source; or

         o a trust, if its administration is subject to the primary supervision of a United States court and it has one or more United States persons with authority to control all of such trust's substantial decisions.

         The discussion below is based upon the provisions of the United States Internal Revenue Code of 1986, as amended, or Code, on treasury regulations promulgated thereunder and on existing administrative rulings and court decisions in effect as of the date of this annual report, any of which may be repealed, revoked or modified, perhaps with retroactive effect, so as to result in federal income tax consequences different from those discussed below. The following discussion describes the general application of the U.S. federal income tax laws. The discussion does not purport to describe all of the tax considerations that may be relevant to any particular shareholder in light of such shareholder's circumstances.

         This discussion deals only with United States holders who hold their common shares as a capital asset and does not address tax considerations applicable to United States holders that may be subject to special tax rules, such as:

         o        dealers or traders in securities or currencies;

         o financial institutions or other United States holders that treat income in respect of our common shares as financial services income;

         o        life insurance companies;

         o        tax-exempt entities;

         o United States holders that hold our common shares as a part of a straddle or conversion transaction or other arrangement involving more than one position or that hedge against currency risks in respect of our common shares;

         o United States holders that own, or are deemed for United States tax purposes to own, 10% or more of the total combined voting power of all classes of our voting shares;

         o shareholders subject to the alternative minimum tax provisions of the Code;

         o partnerships or persons who hold our common shares in a partnership or other pass-through entity;

         o United States holders that have a principal place of business or "tax home" outside the United States; or

         o United States holders whose "functional currency" is not the United States dollar.

         EACH UNITED STATES HOLDER IS URGED TO CONSULT ITS OWN TAX ADVISOR TO DETERMINE THE UNITED STATES FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES ASSOCIATED WITH THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR COMMON SHARES, IN LIGHT OF SUCH HOLDER'S PARTICULAR FACTS AND CIRCUMSTANCES.

DISTRIBUTIONS

         Distributions that we make with respect to our common shares, other than distributions in liquidation and distributions in redemption of shares that are treated as exchanges, will be taxed to United States holders as ordinary dividend income to the extent that the distributions do not exceed our current and accumulated earnings and profits, as determined for United States federal income tax purposes. The amount treated as a dividend will include any Canadian withholding tax deducted from the distribution. Distributions, if any, in excess of our current and accumulated earnings and profits, as determined for United State federal income tax purposes, will constitute a nontaxable return of capital to a United States holder and will be applied against and reduce the United States holder's tax basis in our common shares. To the extent that these distributions exceed the tax basis of the United States holder in our common shares, the excess will be treated as capital gain.

         In the case of distributions in Canadian dollars, the amount of the distributions will equal the United States dollar value of the Canadian dollars distributed, determined by reference to the spot currency exchange rate on the date of receipt of the distribution by the United States holder, and the United States holder will realize a foreign currency gain or loss only to the extent that gain or loss arises as a result of foreign currency fluctuations from the date the distribution is received (or deemed received) to the date such distribution is converted into United States dollars. Any foreign currency gain or loss will be treated as ordinary income or loss, which generally will be United States source income or loss.

         Dividends that we pay will not be eligible for the dividends-received deduction allowed to United States corporations under Section 243 of the Code.

SALE OR OTHER DISPOSITION

         Upon a sale or other disposition of our common shares, a United States holder will recognize gain or loss in an amount equal to the difference between the amount realized on the sale or disposition and the United States holder's adjusted tax basis in the common shares (determined in U.S. dollars) sold or disposed of. Subject to special rules that apply in the event we were to be classified as a passive foreign investment company, any gain or loss recognized will be capital gain or loss (the deductibility of which is limited) and will be long-term capital gain or loss if the United States holder has held our common shares for more than one year on the date of the sale of disposition. Special rules may apply in the case of a sale of common shares to the Company.

FOREIGN TAX CREDIT

         In computing its United States federal income tax liability, a United States holder may elect for each taxable year to claim a deduction or, subject to the limitations with respect to foreign tax credits, a credit for foreign income taxes paid or accrued by it, including any non-United States taxes withheld from distributions, if any, that we pay on our common shares. For foreign tax credit purposes, under Section 904(g) of the Code, in the event that at least 50 percent of our shares (determined by vote or value) is owned, directly, indirectly or by attribution, by United States persons, and subject to the limitations described below, a portion of the dividends that we pay in each taxable year will be treated as United States-source income, depending upon the ratio for that taxable year of our United States-source earnings and profits to our total earnings and profits. The remaining portion of our dividends will be treated as foreign-source income and will be treated as passive income, subject to the separate foreign tax credit limitation for passive income. The application of Section 904(g) is subject to two limitations. First, if in any taxable year we have earnings and profits, and less than 10 percent of those earnings and profits are from United States sources, then dividends that we pay from our earnings and profits for that year will be treated entirely as foreign-source income. Second, because dividends that we pay are treated entirely as foreign-source income under the Convention, a United States holder that qualifies for the benefits of the Convention may elect to have the portion of those dividends that would be treated as United States-source income under
Section 904(g) instead treated as foreign-source income that is subject to a separate foreign tax credit limitation.

         If we were to be a passive foreign investment company (see "-- Passive Foreign Investment Companies" below), special rules would apply to the calculation of foreign tax credits. The rules relating to the determination of the amount of foreign income taxes which may be claimed as foreign tax credits are complex and United States holders should consult their tax advisors to determine whether and to what extent a credit would be available.

PASSIVE FOREIGN INVESTMENT COMPANIES

         In general, a foreign corporation will be classified as a PFIC in any taxable year in which either (i) 75% or more of its gross income is passive income or (ii) 50% or more of the average value of its assets are held for the production of, or produce, passive income. Passive income for these purposes includes items such as dividends, interest, royalties, rents and gains from commodities and securities transactions.

         If a corporation is a passive foreign investment company, a United States holder must determine under which of three alternative taxing regimes it wishes to be taxed:

         o The "QEF" regime applies if the United States holder elects to treat the PFIC as a "qualified electing fund" ("QEF") for the first taxable year in which the United States holder owns common shares of the foreign corporation or in which the foreign corporation is a PFIC, whichever is later, and if the foreign corporation complies with certain reporting requirements. If the QEF regime applies, then each year that the foreign corporation is a PFIC such United States holder will include in its gross income a proportionate share of the PFIC's ordinary earnings (which is taxed as ordinary income) and net capital gain (which is taxed as long-term capital gain), subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. These amounts would be included in income by an electing United States holder for its taxable year in which the PFIC's taxable year ends, whether or not such amounts are actually distributed to the United States holder. A United States holder's basis in the shares of the PFIC for which a QEF election has been made would be increased to reflect the amount of any taxed but undistributed income. Generally, a QEF election allows an electing United States holder to treat any gain realized on the disposition of his shares in the PFIC as capital gain.

                  Once made, the QEF election applies to all subsequent taxable years of the United States holder in which it holds common shares of the foreign corporation and for which the foreign corporation is a PFIC and can be revoked only with the consent of the Internal Revenue Service. A shareholder makes a QEF election by attaching a completed Internal Revenue Service Form 8621, including the PFIC annual information statement, to a timely filed United States federal income tax return. Even if a QEF election is not made, a U.S. person who is a shareholder in a PFIC must file a completed Internal Revenue Service Form 8621 every year.

                  If a QEF election is not made for the first taxable year in which the United States holder holds common shares in a foreign corporation and the foreign corporation is a PFIC, then special rules would apply.

         o A second regime, the "mark-to-market" regime, may be elected if the PFIC stock is publicly traded. Pursuant to this regime, an electing United States holder's shares in the PFIC are marked-to-market each year and the United States holder recognizes as ordinary income or loss an amount equal to the difference as of the close of the taxable year between the fair market value of the PFIC stock and the United States holder's adjusted tax basis in the PFIC stock. Losses are allowed only to the extent of net mark-to-market gain previously included by the United States holder under the election for prior taxable years. An electing United States holder's adjusted basis in the PFIC stock is increased by income recognized under the mark-to-market election and decreased by the deductions allowed under the election.

                  Under the mark-to-market election, gain on the sale of PFIC stock is treated as ordinary income, and loss on the sale of PFIC stock, to the extent the amount of loss does not exceed the net mark-to-market gain previously included, is treated as ordinary loss. The mark-to-market election applies to the tax year for which the election is made and all later tax years, unless the common shares cease to be marketable or the Internal Revenue Service consents to the revocation of the election.

                  If the mark-to-market election is not made for the first taxable year in which the United States holder holds common shares in a foreign corporation and the foreign corporation is a PFIC, then special rules would apply.

         o A United States holder making neither the QEF election nor the mark-to-market election is subject to the "excess distribution" regime. Under this regime, "excess distributions" are subject to special tax rules. An excess distribution is either (1) a distribution with respect to stock that is greater than 125% of the average distributions received by the United States holder from the PFIC over the shorter of either the preceding three years or such United States holder's holding period for the PFIC's common shares, or (2) 100% of the gain from the disposition of shares in the PFIC.

                  Excess distributions must be allocated ratably to each day that a United States holder has held its shares in the PFIC. A United States holder must include amounts allocated to the current taxable year in its gross income as ordinary income for that year. All amounts allocated to prior years of the U.S. Holder would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The U.S. Holder also would be liable for interest on the deferred tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A U.S. Holder that is an individual is not allowed a deduction for interest on the deferred tax liability. The portions of gains and distributions that are not characterized as "excess distributions" are subject to tax in the current year under the normal tax rules of the Code.

                  A U.S. person who inherits shares in a foreign corporation that was a PFIC in the hands of the decedent (who did not make either of the elections described above), is denied the otherwise available step-up in the tax basis of such shares to fair market value at the date of death. The U.S. person steps into the shoes of the decedent and will be subject to the rules described above.

         The Company's management does not believe that the Company was a PFIC for the taxable year ended December 31, 2001; however, there can be no assurance that the Internal Revenue Service will not take a contrary position. The Company's status in future years will depend on its assets and activities in those years and the Company cannot assure you that it will not be considered a passive foreign investment company for any taxable year. If the Company is a PFIC for any taxable year in which you are a shareholder, you will be treated as continuing to own an interest in a PFIC in subsequent tax years, unless you make the QEF election or the mark-to-market election. The Company will notify United States holders in the event it concludes that it will be treated as a PFIC for any taxable year to enable United States holders to consider whether or not to elect to treat the Company as a "qualified electing fund" for U.S. federal income tax purposes, to elect to "mark to market" their common shares or to become subject to the "excess distribution" regime.

         UNITED STATES HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE APPLICATION OF THE PFIC RULES, INCLUDING ELIGIBILITY FOR AND THE MANNER AND ADVISABILITY OF MAKING, THE QEF ELECTION OR THE MARK-TO-MARKET ELECTION.

INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

         United States holders generally are subject to information reporting requirements with respect to dividends paid in the United States on our common shares. Under the Code, a United States holder may be subject, under certain circumstances, to backup withholding at a rate up to 30% with respect to dividends paid on our common shares unless the holder provides proof of an applicable exemption or correct taxpayer identification number and otherwise complies with applicable requirements of the backup withholding rules. A holder of common shares who does not provide a correct taxpayer identification number may be subject to penalties imposed by the Internal Revenue Service. Amounts withheld under the backup withholding rules are not an additional tax and may be refunded or credited against the holder's federal income tax liability, provided the required information is furnished to the Internal Revenue Service.

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

         We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and file reports and other information with the Securities and Exchange Commission and with the securities regulators in each of the provinces of Canada under applicable provincial securities legislation. Reports and other information which we file with the Securities and Exchange Commission, including this annual report, may be inspected and copied at the public reference facilities of the Securities and Exchange Commission at 450 Fifth Street N.W., Room 1024, Washington D.C. 20549.

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

ITEM 11.          QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

         INTEREST RATE RISK. The primary objective of our investment activities is to preserve principal while at the same time maximizing the income we receive from our investments without significantly increasing risk. Some of the securities in which we invest may have market risk. This means that a change in prevailing interest rates may cause the principal amount of the investment to fluctuate. For example, if we hold a security that was issued with a fixed interest rate at the then-prevailing rate and the prevailing interest rate later rises, the principal amount of our investment will probably decline. We currently maintain an investment portfolio primarily of Canadian government backed short-term notes. The average duration of all of our investments in 2001 was less than one year. Due to the short-term nature of these investments, we believe that we have no material exposure to interest rate risk arising from our investments. Therefore, no quantitative tabular disclosure is required.

         FOREIGN CURRENCY RATE FLUCTUATIONS. We are exposed to foreign currency exchange risk related to our transactions, assets and liabilities denominated in foreign currencies. Specifically, we held US$64.2 million in short-term investments, of which about 40% was denominated in US dollars, with the balance held in Canadian dollar deposits. For the year ended December 31, 2001, we reported our financial statements in US dollars, however the currency of measurement was the Canadian dollar.

         Effective January 1, 2002, we changed our functional currency to the US dollar. Currently, approximately 60% of our short-term investments are denominated in Canadian dollars. Assuming no change in the relative currency weighting of short-term investments, every 1% change in the value of the Canadian dollar relative to that of the US dollar will result in a foreign currency gain or loss of approximately $360,000. This excludes the impact of the exchange rate on other balance sheet items or on ongoing operational cash flows.


ITEM 12.      DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

                  Not applicable.


                                     PART II

ITEM 13.      DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

                  There have not been any material defaults on payments of indebtedness, there are no payments of dividends in arrears, and there have not been any other material delinquencies.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

                  A. There have been no material modifications to the instruments defining the rights of holders of any class of registered securities.

                  B. There have been no material modifications or qualifications to the rights evidenced by any class of registered securities.

                  C. There have been no withdrawals or substitutions of a material amount of assets securing any class of registered securities.

                  D. The trustees or paying agents for our registered securities have not changed in the last financial year.

                  E.The effective date of the registration statement for which the information is being disclosed is October 26, 2000 (File No. 333-42682) (the "Registration Statement"). The following table sets forth, with respect to the common shares registered, the amount of securities registered, the aggregate offering price of amount registered, the amount sold and the aggregate offering price of the amount sold, for the account of our company:

                  ------------------------------------------------------ ----------------
                  Number of common shares registered...................    7,000,000
                  ------------------------------------------------------ ----------------
                  Aggregate offering price of shares registered........  $84,000,000
                  ------------------------------------------------------ ----------------
                  Number of common shares sold.........................    7,000,000
                  ------------------------------------------------------ ----------------
                  Aggregate offering price of shares sold..............  $84,000,000
                  ------------------------------------------------------ ----------------


                   The following table sets forth the expenses incurred by us in connection with our initial public offering during the period commencing the effective date of the Registration Statement and ending December 31, 2001. None of these expenses were paid directly or indirectly to directors, officers, persons owning 10% or more of any class of equity securities of our company or to our affiliates:

                  ---------------------------------- ------------------------------------
                                                     Direct Or Indirect Payments To
                                                     Persons Other Than
                  Purpose                            Affiliated Persons
                  ---------------------------------- ------------------------------------
                  Underwriting discounts and         $5,880,000
                  commissions......................
                  ---------------------------------- ------------------------------------
                  Other expenses...................  $1,608,606
                  ---------------------------------- ------------------------------------
                  Total expenses...................  $7,488,606
                  ---------------------------------- ------------------------------------


         The net public offering proceeds to us, after deducting the total expenses (set forth in the table above), were $76,511,394.

                  The following table sets forth the amount of net public offering proceeds used by us for the purposes listed below. None of such payments were paid directly or indirectly to directors, officers, persons owning 10% or more of any class of our equity securities or to our affiliates:


                  ---------------------------------- ------------------------------------
                                                     Direct Or Indirect Payments To
                                                     Persons Other Than
                  Purpose                            Affiliated Persons
                  ---------------------------------- ------------------------------------


                  ---------------------------------- ------------------------------------
                                                     Direct Or Indirect Payments To
                                                     Persons Other Than
                  Purpose                            Affiliated Persons
                  ---------------------------------- ------------------------------------
                  Acquisition of other companies     N/A
                  and business(es).................
                  ---------------------------------- ------------------------------------
                  Construction of plant, building    N/A
                  and facilities...................
                  ---------------------------------- ------------------------------------
                  Purchase and installation of       $3,585,000
                    machinery and equipment........
                  ---------------------------------- ------------------------------------
                  Purchase of real estate..........  N/A
                  ---------------------------------- ------------------------------------
                  Repayment of                       N/A
                  indebtedness.....................
                  ---------------------------------- ------------------------------------
                  Working capital..................  $8,756,394
                  ---------------------------------- ------------------------------------
                  Temporary investments............  $64,170,000 in short-term government backed notes
                  ---------------------------------- ------------------------------------
                  Other purposes...................  N/A
                  ---------------------------------- ------------------------------------



ITEM 15.       [RESERVED]

                  Not applicable.

ITEM 16.      [RESERVED]

                  Not applicable.

                                    PART II

ITEM 17.      FINANCIAL STATEMENTS.

         Not applicable.

ITEM 18.      FINANCIAL STATEMENTS.

         Please see the accompanying financial statements attached to this annual report commencing on page F-1.


ITEM 19.      EXHIBITS.



        EXHIBIT NUMBER          NAME OF DOCUMENT
        --------------          ----------------
             1.1                Articles of the Company.  (1)
             1.2                By-laws of the Company.  (2)
             2.1                Form of share certificate.  (3)
             4.1                Stock Option Plan.  (4)
             4.2                Form of Stock Option Agreement.  (5)
             4.3                Lease, dated May 19, 1999, by and between the Company and Atlantis Real Estate
                                Corporation.  (6)
             4.4                Employment letter agreement between Dr. Ravi Gopal and the Company, dated March 16,
                                1998.  (7)
             4.5                Offer to Lease dated June 1, 2000 by and between the Company and Orlando
                                Corporation.  (8)
             4.6                Department of Natural Resources Efficiency and Alternative Energy Program
                                Contribution Agreement, dated October 17, 1996, between Canada and the Company.  (9)
             4.7                Department of Natural Resources Efficiency and Alternative Energy Program
                                Contribution Agreement, dated July 3, 1997, between Canada and the Company.  (10)
             4.8                Department of Natural Resources Efficiency and Alternative Energy Program
                                Contribution Agreement, dated June 9, 1998, between Canada and the Company.  (11)
             4.9                Efficiency and Alternative Energy Program Amendment to the Contribution Agreement
                                between Canada and the Company, dated March 13, 2000.  (12)
             4.10               Department of Natural Resources Efficiency and Alternative Energy Program
                                Contribution Agreement, dated June 9, 1999, between Canada and the Company.  (13)
             4.11               Natural Resources Canada Efficiency and Alternative Energy Program Amendment No. 1
                                to the Contribution Agreement between Canada and the Company, dated February 1,
                                2000. (14)
             4.12               Department of Natural Resources Efficiency and Alternative Energy Program
                                Contribution Agreement, dated May 25, 2000, between Canada and the Company.  (15)
             4.13               Industrial Research Assistance Program Contribution Agreement, dated November 24,
                                1998, between National Research Council Canada and the Company.  (16)
             4.14               Industrial Research Assistance Program Contribution Agreement, dated December 1,
                                1999, between National Research Council Canada and the Company.  (17)
             4.15               Research Agreement for a Cooperative Project, dated November 19, 1996, between
                                Universite du Quebec a Trois-Rivieres and the Company.  (18)
             4.16               Lease, dated June 23, 2000, by and between Orlando Corporation and the Company.  (19)
             4.17               Employment Agreement between Pierre Rivard and the Company, dated April 20, 2001.
                                (20)
             4.18               Employment Agreement between Boyd Taylor and the Company, dated April 20, 2001. (21)
             4.19               Employment Agreement between Ravi Gopal and the Company, dated April 20, 2001. (22)




        EXHIBIT NUMBER          NAME OF DOCUMENT
        --------------          ----------------
             4.20               Employment Agreement between Joseph Cargnelli and the Company, dated April 20, 2001.
                                (23)
             4.21               Agreement of Lease, dated as of December 15, 2000, between Crown/Chadwick Realty
                                Corp. and the Company (24)
             4.22               Department of Natural Resources Efficiency and Alternative Energy Program
                                Contribution Agreement between Canada and the Company, dated January 10, 2001. (25)
             4.23               Natural Resources Canada Efficiency and Alternative Energy Program Amendment No. 1
                                to the Contribution Agreement, dated April 11, 2001. (26)
             4.24               Joint Development Agreement between the Company and Johnson Matthey, Inc, dated
                                April 18, 2001.
             4.25               Sales Agency Agreement between the Company and Hankook BEP Co. Ltd., dated July 23,
                                2001.
             4.26               Distribution Agreement between the Company and Toyota Tsusho Corporation, dated
                                August 22, 2001.
             4.27               Corporate Alliance Agreement between General Motors Corporation and the Company, dated October 16, 2001.
             4.28               Master Intellectual Property Agreement between General Motors Corporation and the
                                Company, dated October 16, 2001.
             4.29               Governance Agreement between General Motors Corporation and the Company, dated
                                October 16, 2001. (27)
             4.30               Share Subscription Agreement between General Motors Corporation and the Company, dated October 16, 2001. (28)
             4.31               Escrow Agreement between General Motors Corporation and the Company, dated October
                                16, 2001. (29)
             4.32               Registration Rights Agreement between General Motors Corporation and the Company, dated October 16, 2001. (30)
             4.33               Share Purchase Agreement among the Company, Dr. Bernd Pitschak, Dr. Karl Klug and
                                Creavis GmbH, dated April 16, 2002.


-----------------------------------------

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

(7) Incorporated by reference from Exhibit 10.7 to the Company's Registration Statement on Form F-1, File No. 333-42682, filed with the Securities and Exchange Commission on July 31, 2000.

(8) Incorporated by reference from Exhibit 10.8 to the Company's Registration Statement on Form F-1, File No. 333-42682, filed with the Securities and Exchange Commission on July 31, 2000.

(9) Incorporated by reference from Exhibit 10.9 to Amendment No. 2 to the Company's Registration Statement on Form F-1, File No. 333-42682, filed with the Securities and Exchange Commission on September 25, 2000.

(10) Incorporated by reference from Exhibit 10.10 to Amendment No. 2 to the Company's Registration Statement on Form F-1, File No. 333-42682, filed with the Securities and Exchange Commission on September 25, 2000.

(11) Incorporated by reference from Exhibit 10.11 to Amendment No. 2 to the Company's Registration Statement on Form F-1, File No. 333-42682, filed with the Securities and Exchange Commission on September 25, 2000.

(12) Incorporated by reference from Exhibit 10.12 to Amendment No. 2 to the Company's Registration Statement on Form F-1, File No. 333-42682, filed with the Securities and Exchange Commission on September 25, 2000.

(13) Incorporated by reference from Exhibit 10.13 to Amendment No. 2 to the Company's Registration Statement on Form F-1, File No. 333-42682, filed with the Securities and Exchange Commission on September 25, 2000.

(14) Incorporated by reference from Exhibit 10.14 to Amendment No. 2 to the Company's Registration Statement on Form F-1, File No. 333-42682, filed with the Securities and Exchange Commission on September 25, 2000.

(15) Incorporated by reference from Exhibit 10.15 to Amendment No. 2 to the Company's Registration Statement on Form F-1, File No. 333-42682, filed with the Securities and Exchange Commission on September 25, 2000.

(16) Incorporated by reference from Exhibit 10.16 to Amendment No. 2 to the Company's Registration Statement on Form F-1, File No. 333-42682, filed with the Securities and Exchange Commission on September 25, 2000.

(17) Incorporated by reference from Exhibit 10.17 to Amendment No. 2 to the Company's Registration Statement on Form F-1, File No. 333-42682, filed with the Securities and Exchange Commission on September 25, 2000.

(18) Incorporated by reference from Exhibit 10.18 to Amendment No. 2 to the Company's Registration Statement on Form F-1, File No. 333-42682, filed with the Securities and Exchange Commission on September 25, 2000.

(19) Incorporated by reference from Exhibit 10.19 to Amendment No. 2 to the Company's Registration Statement on Form F-1, File No. 333-42682, filed with the Securities and Exchange Commission on September 25, 2000.

(20) Incorporated by reference from Exhibit 4.18 to the Company's Annual Report on Form 20-F, filed with the Securities and Exchange Commission on May 22, 2001.

(21) Incorporated by reference from Exhibit 4.19 to the Company's Annual Report on Form 20-F, filed with the Securities and Exchange Commission on May 22, 2001.

(22) Incorporated by reference from Exhibit 4.20 to the Company's Annual Report on Form 20-F, filed with the Securities and Exchange Commission on May 22, 2001.

(23) Incorporated by reference from Exhibit 4.21 to the Company's Annual Report on Form 20-F, filed with the Securities and Exchange Commission on May 22, 2001.

(24) Incorporated by reference from Exhibit 4.22 to the Company's Annual Report on Form 20-F, filed with the Securities and Exchange Commission on May 22, 2001.

(25) Incorporated by reference from Exhibit 4.23 to the Company's Annual Report on Form 20-F, filed with the Securities and Exchange Commission on May 22, 2001.

(26) Incorporated by reference from Exhibit 4.24 to the Company's Annual Report on Form 20-F, filed with the Securities and Exchange Commission on May 22, 2001.

(27) Incorporated by reference from Exhibit 2 to the Schedule 13D of General Motors Corporation, filed with the Securities and Exchange Commission on October 25, 2001.

(28) Incorporated by reference from Exhibit 1 to the Schedule 13D of General Motors Corporation, filed with the Securities and Exchange Commission on October 25, 2001.

(29) Incorporated by reference from Exhibit 4 to the Schedule 13D of General Motors Corporation, filed with the Securities and Exchange Commission on October 25, 2001.

(30) Incorporated by reference from Exhibit 3 to the Schedule 13D of General Motors Corporation, filed with the Securities and Exchange Commission on October 25, 2001.

                            HYDROGENICS CORPORATION

                         INDEX TO FINANCIAL STATEMENTS

AUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

Auditors Report......................................................................F-2

Consolidated Balance Sheets as at December 31, 2001 and 2000.........................F-3

Consolidated Statements of Operations and Retained Earnings (Deficit) for
the years ended December 31, 2001, 2000 and 1999.....................................F-4

Consolidated Statements of Cash Flows for the years ended December 31,
2001, 2000 and 1999..................................................................F-5

Notes to Consolidated Financial Statements...........................................F-6

HYDROGENICS CORPORATION




Auditors' Report



To the Shareholders of Hydrogenics Corporation

We have audited the consolidated balance sheets of Hydrogenics Corporation as at December 31, 2001 and 2000 and the consolidated statements of operations and retained earnings (deficit) and cash flows for each of the years in the three-year period ended December 31, 2001.These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2001 in accordance with Canadian generally accepted accounting principles.


PRICEWATERHOUSECOOPERS LLP

/s/ PRICEWATERHOUSECOOPERS
----------------------------
Chartered Accountants
March 1, 2002
Toronto, Canada



Comments by Auditors for United States of America Readers on Canada - United States of America Reporting Difference

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company's financial statements, such as the change in the definition of cash equivalents as described in note 2 to the consolidated financial statements. Our report to the shareholders, dated March 1, 2002 is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the financial statements.


PRICEWATERHOUSECOOPERS LLP

/s/ PRICEWATERHOUSECOOPERS
----------------------------
Chartered Accountants
March 1, 2002
Toronto, Canada

                                                        HYDROGENICS CORPORATION

Consolidated Balance Sheets



As at December 31, 2001 and December 31,2000
(thousands of U.S. dollars)


                                                          DECEMBER 31,        December 31,
                                                                 2001                2000
                                                          ------------        ------------
ASSETS
CURRENT ASSETS
Cash ....................................................      1,639                 1,844
Short-term investments ..................................     64,170                75,592
Accounts receivable (notes 3 and 12) ....................      4,353                 2,582
Grants receivable .......................................        741                    75
Inventories (note 4) ....................................      2,969                 1,213
Prepaid expenses ........................................        129                   122
                                                            --------              --------
                                                              74,001                81,428


DEPOSITS ................................................        102                    67
PROPERTY, PLANT AND EQUIPMENT (note 5) ..................      3,780                 1,497
ACQUIRED INTELLECTUAL PROPERTY (note 6) .................     29,750                    --
                                                            --------              --------
                                                             107,633                82,992
                                                            --------              --------


LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities (notes 7 and 12)      1,593                 2,463
Income taxes payable ....................................         11                   169
                                                            --------              --------
                                                               1,604                 2,632
                                                            --------              --------

LOAN PAYABLE (note 8) ...................................        208                   100
                                                            --------              --------
                                                               1,812                 2,732
                                                            --------              --------

SHAREHOLDERS' EQUITY
Share capital and other equity (note 9) .................    114,526                80,740
Deficit .................................................     (4,659)               (1,843)
Foreign currency translation adjustment .................     (4,046)                1,363
                                                            --------              --------
                                                             105,821                80,260
                                                            --------              --------
                                                             107,633                82,992
                                                            --------              --------



COMMITMENTS AND CONTINGENCIES (note 10)
APPROVED BY THE BOARD OF DIRECTORS:


NORMAN SEAGRAM                                      PIERRE RIVARD

/s/ Norman Seagram                                  /s/ Pierre Rivard
---------------------                               ---------------------

NORMAN SEAGRAM,                                     PIERRE RIVARD,
Chairman                                            President, CEO


The accompanying notes form an integral part of these consolidated financial statements.

HYDROGENICS CORPORATION


Consolidated Statements of Operations and Retained Earnings (Deficit)


For the years ended December 31, 2001, 2000 and 1999
(thousands of U.S. dollars, except share and per share amounts)

                                                                    2001            2000           1999
                                                                    ----            ----           ----
REVENUES ..................................................         7,418          8,883          2,674

COST OF REVENUES ..........................................         4,941          6,485          2,105
                                                               ----------     ----------     ----------
                                                                    2,477          2,398            569
                                                               ----------     ----------     ----------

OPERATING EXPENSES
Selling, general and administrative .......................         4,403          2,069            534
Research and development ..................................         3,518            790            398
Research and development grants ...........................        (1,181)          (140)          (262)
Depreciation of property, plant and equipment .............           716            224             44
Amortization of acquired intellectual property ............         3,459             --             --
                                                               ----------     ----------     ----------
                                                                   10,915          2,943            714
                                                               ----------     ----------     ----------
LOSS FROM OPERATIONS ......................................        (8,438)          (545)          (145)
                                                               ----------     ----------     ----------

OTHER INCOME (EXPENSES)
Accrued dividends and amortization of
     discount on preferred shares .........................            --           (262)           (73)
Provincial capital tax ....................................          (123)          (260)            --
Interest ..................................................         2,927            832              9
Foreign currency gains (losses) ...........................         2,974         (1,329)            --
                                                               ----------     ----------     ----------
                                                                    5,778         (1,019)           (64)
                                                               ----------     ----------     ----------
LOSS BEFORE INCOME TAXES ..................................        (2,660)        (1,564)          (209)


CURRENT INCOME TAX EXPENSE (RECOVERY) (note 11) ...........           156            172             (1)
                                                               ----------     ----------     ----------
NET LOSS FOR THE YEAR .....................................        (2,816)        (1,736)          (208)


RETAINED EARNINGS (DEFICIT) - BEGINNING OF YEAR ...........        (1,843)          (107)           101
                                                               ----------     ----------     ----------
DEFICIT - END OF YEAR .....................................        (4,659)        (1,843)          (107)
                                                               ----------     ----------     ----------

LOSS PER SHARE (note 15)
Basic and diluted .........................................         (0.07)         (0.08)         (0.01)
Shares used in calculating basic and diluted loss per share    38,217,593     22,341,370     19,687,500
                                                               ----------     ----------     ----------


The accompanying notes form an integral part of these consolidated financial statements.

                                                        HYDROGENICS CORPORATION



Consolidated Statements of Cash Flows



For the years ended December 31, 2001, 2000 and
1999 (thousands of U.S. dollars)


                                                                               2001                2000                1999
                                                                               ----                ----                ----
CASH PROVIDED BY (USED IN)
OPERATING ACTIVITIES
Net loss for the year ...........................................            (2,816)             (1,736)               (208)
Items not affecting cash
     Depreciation of property, plant and equipment ..............               716                 224                  44
     Amortization of acquired intellectual property .............             3,459                  --                  --
     Amortization of discount on preferred shares ...............                --                  85                  20
     Unrealized foreign currency (gains) losses .................            (1,606)              1,329                  --
     Imputed interest on loan payable ...........................                19                   7                  --
     Future income taxes ........................................                --                  --                  (9)
Net change in non-cash working capital (note 16) ................            (5,404)             (1,122)                 67
                                                                             ------             -------                ----
                                                                             (5,632)             (1,213)                (86)
                                                                             ------             -------                ----

INVESTING ACTIVITIES
Decrease (increase) in short-term investments ...................             8,782             (75,756)                 --
Increase in deposits ............................................               (40)                (67)                 --
Purchase of property, plant and equipment .......................            (3,138)             (1,492)               (280)
                                                                             ------             -------                ----
                                                                              5,604             (77,315)               (280)
                                                                             ------             -------                ----


FINANCING ACTIVITIES
Increase in loan payable ........................................                97                  92                  --
Preferred shares issued - net of issuance costs .................                --               3,623                  --
Common shares issued - net of issuance costs ....................              (149)             76,186                  --
                                                                             ------             -------                ----
                                                                                (52)             79,901                  --
                                                                             ------             -------                ----

INCREASE (DECREASE) IN CASH AND DURING THE YEAR .................               (80)              1,373                (366)
Effect of exchange rates on cash ................................              (125)                 18                  --
CASH - BEGINNING OF YEAR ........................................             1,844                 453                 819
                                                                             ------             -------                ----
CASH - END OF YEAR ..............................................             1,639               1,844                 453
                                                                             ------             -------                ----

SUPPLEMENTAL DISCLOSURE
Interest paid ...................................................                 9                   7                  --
Income taxes paid ...............................................               317                  --                   4
                                                                             ------             -------                ----

Non-cash transactions (note 6)


The accompanying notes form an integral part of these consolidated financial statements.

HYDROGENICS CORPORATION



Notes to Consolidated Financial Statements
For the years ended December 31, 2001, 2000 and 1999
(thousands of U.S. dollars, except share and per share amounts)

1. DESCRIPTION OF BUSINESS
Hydrogenics Corporation designs, develops, manufactures and sells proton-exchange membrane, or PEM, fuel cell automated test stations and fuel cell systems. The Company is based in Canada, and its principal customers include automotive companies, fuel cell developers and component suppliers primarily located in the United States, Europe and Asia.


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of presentation
These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, which conform in all material respects with accounting principles generally accepted in the Unites States, except as outlined in Note 18.

As at, and for all periods prior to December 31, 2001, the functional currency of the Company was the Canadian dollar. Effective December 31, 1999, the U.S. dollar was adopted as the reporting currency and the financial information for 1999 has been presented in U.S. dollars in accordance with a translation of convenience method using the exchange rate at December 31, 1999 of US$1.00 - Cdn$1.4433 being the Bank of Canada noon buying rate at December 31, 1999. For years subsequent to December 31, 1999, Canadian dollar amounts are translated into the U.S. dollar reporting currency using the current rate method, whereby assets and liabilities are translated at the year-end exchange rate, and revenues and expenses are translated at the average exchange rate for the year. Gains and losses from translation into the reporting currency are included in the cumulative translation adjustment in shareholders' equity.

Due to recent changes in the Company's economic circumstances, whereby its cash flows are denominated primarily in U.S. dollars, effective January 1, 2002 the U.S. dollar will be adopted as the functional currency. As a result of this change, the Company's income will include gains and losses on the translation into U.S. dollars of items denominated in Canadian dollars and other foreign currencies. For 2001 and prior years, the Company's income includes gains and losses on the translation into Canadian dollars of items denominated in currencies other than Canadian dollars.

Principles of consolidation
The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany transactions and balances have been eliminated on consolidation.

Revenue recognition
Revenues related to the sale of fuel cell test stations, power modules and fuel cell system components are recorded when goods are delivered, title passes to the customer, and collection is reasonably assured.

Revenues relating to system integration, engineering and testing services are recorded as services are rendered.

Revenues from long-term contracts are determined under the percentage-of-completion method whereby revenues are recognized on a pro rata basis in relation to contract costs incurred. Costs and estimated profit on contracts in progress in excess of amounts billed are reflected as unbilled revenue. Cash received in advance of revenue being recognized on contracts is classified as unearned revenue.

Product warranty
The Company typically provides a warranty for parts and labour for one year and provides for future warranty costs based on management's best estimates of such costs, taking into account the nature of the contracts.

Grants and investment tax credits
Grants to fund various research activities are received from government and other institutions. These grants are recorded as either a liability, a reduction of the cost of the applicable property, plant and equipment, or a credit in

             HYDROGENICS CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (thousands of U.S. dollars, except share and per share amounts)


the statement of operations, when earned, based on the terms and conditions of the agreements under which the assistance is provided to the Company. A liability is recorded when repayment of the obligation is probable. Research and development arrangements that obligate the Company to repay the funds regardless of the outcome or commercialization of the research and development are recognized as liabilities.

Investment tax credits related to qualifying research and development expenditures are recorded as either a reduction of the cost of applicable property, plant and equipment or credited in the statement of operations depending on the nature of the expenditures which gave rise to the credits. Investment tax credits are recognized in the year in which the credits are earned and realization is reasonably assured.

Change in accounting policy for cash equivalents
Prior to December 31, 2001, investments with terms to maturity of three months or less from the date of acquisition, were considered to be cash equivalents. The Company's short-term deposits are generally held for investment purposes rather than for operating requirements. Accordingly, effective December 31, 2001 the Company changed its definition of cash equivalents to exclude all investments from cash equivalents. This change in accounting policy, which has been applied retroactively, had the following impact:


Increase in cash provided by investing activities for 2001            $72,325
Increase in cash used in investing activities for 2000                $75,756
Decrease in cash and cash equivalents as at December 31, 2001          $3,926
Decrease in cash and cash equivalents as at December 31, 2000         $75,592

The Company's consolidated statements of cash flows for 2000 and 1999 have been revised to reflect the impact of this change, and to disclose the change in cash, defined as cash on deposit, for each year. This change in accounting policy had no effect on reported earnings and retained earnings for 2001, 2000 and 1999, and no effect on any reported balances for 1999.

Short-term investments
Short-term investments are interest bearing securities with original terms to maturity of less than one year and are recorded at amortized cost. The Company intends to hold all short-term investments to the maturity dates.

Inventories
Raw materials and are valued at the lower of cost, determined on a first-in first-out basis, and market. Market for raw materials is defined as replacement cost. Finished goods and work-in-progress are recorded at the lower of cost and net realizable value.

Long-lived assets
     Acquired intellectual property
     Acquired intellectual property is recorded at cost less accumulated amortization. Amortization is calculated using a declining balance method with a rate of 50% per annum which reflects the economic use of the asset and the pace of technological change.

     Property, plant and equipment
     Property, plant and equipment are recorded at cost less accumulated depreciation. Property, plant and equipment are depreciated from the date of acquisition or, in respect of internally constructed test equipment, from the time an asset is substantially completed and ready for use. The cost of internally constructed assets includes materials, labour and directly attributable overhead costs.

HYDROGENICS CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (thousands of U.S. dollars, except share and per share amounts)



Depreciation is computed using the declining balance method as follows:

        Computer hardware and software ..................  30% per annum
        Office furniture and equipment ..................  20% per annum
        Test equipment ..................................  30% per annum
        Automobiles .....................................  30% per annum


Leasehold improvements are amortized on a straight line over the term of the lease.

The Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets held and used is measured by comparison of the carrying amount to future net undiscounted cash flows expected to be generated by the asset. Any excess of the carrying value over the net recoverable amount is charged to income.

Deposits
Amounts paid as a security deposit, which are due for repayment more than one year in the future, are recorded as deposits.

Research and development costs
Research costs incurred by the Company are expensed as incurred. Costs incurred in applying for patents and licenses are expensed as incurred. Product development costs are expensed as incurred until the product or process is clearly defined and the associated costs can be identified, technical feasibility has been reached, there is intention to produce or market the product, the future market is clearly defined, and adequate resources exist, or are expected to be available to complete the project. To date no product development costs have been capitalized.

Foreign currency transactions
Monetary assets and liabilities denominated in currencies other than the Canadian dollar, the Company's functional currency for 2001, 2000 and 1999, are translated into Canadian dollars at the rate of exchange in effect at the end of the year. Revenue and expense items are translated into Canadian dollars at the rate of exchange in effect on the dates transactions occur. Exchange gains and losses on translation to Canadian dollars are reflected in income. See "basis of presentation" above regarding the Company's U.S. dollar reporting currency and a change in the Company's functional currency in 2002.

Stock-based compensation
No compensation expense is recognized when stock options are granted to employees. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital. Disclosure of amounts related to stock-based compensation is included in note 18.

Income taxes
Income taxes are recorded using the liability method. Future income tax amounts arise due to the temporary differences in the assets and liabilities between their accounting and income tax bases. Future income tax assets and liabilities are measured using substantively enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date. Future tax assets are recognized to the extent that realization of such benefits is more likely than not.

Use of estimates
The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates made by the Company include allowances for potentially uncollectible accounts receivable, warranty

             HYDROGENICS CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (thousands of U.S. dollars, except share and per share amounts)


provisions, useful life estimates for acquired intellectual property and other long lived assets, valuation allowances for future income tax assets and provisions for costs to complete contracts in progress.

3. ACCOUNTS RECEIVABLE

                                                           2001          2000
                                                           ----          ----
Trade accounts receivable ..........................      3,817         1,939
Less: Allowance for doubtful accounts ..............       (122)           --
Goods and services tax .............................        310           253
Refundable investment tax credits ..................        273           333
Other ..............................................         75            57
                                                          -----         -----
                                                          4,353         2,582
                                                          -----         -----

4. INVENTORIES


                                                           2001          2000
                                                          -----         -----
Raw materials ......................................      1,962         1,161
Work-in-progress ...................................        466            18
Finished goods .....................................        541            34
                                                          -----         -----
                                                          2,969         1,213
                                                          -----         -----

5. PROPERTY, PLANT AND EQUIPMENT

                                                           2001          2000
                                                          -----         -----
Cost
     Test equipment ................................      3,096         1,032
     Office furniture and equipment ................        746           307
     Computer hardware and software ................        583           253
     Leasehold improvements ........................        263           148
     Automobiles ...................................         15            16
                                                          -----         -----
                                                          4,703         1,756
                                                          -----         -----
Accumulated depreciation
     Test equipment ................................        557           149
     Office furniture and equipment ................        140            43
     Computer hardware and software ................        157            58
     Leasehold improvements ........................         64             8
     Automobiles ...................................          5             1
                                                          -----         -----
                                                            923           259
                                                          -----         -----
Net book value
     Test equipment ................................      2,539           883
     Office furniture and equipment ................        606           264
     Computer hardware and software ................        426           195
     Leasehold improvements ........................        199           140
     Automobiles ...................................         10            15
                                                          -----         -----
                                                          3,780         1,497
                                                          -----         -----

Test equipment under construction, as at December 31, 2001, not yet subject to depreciation amounted to $147 (2000 - $311).

HYDROGENICS CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (thousands of U.S. dollars, except share and per share amounts)



6. ACQUIRED INTELLECTUAL PROPERTY
On October 16, 2001, the Company issued 11,364,006 common shares and 2,470,436 common share purchase warrants with an aggregate value of $33,658 (net of issuance costs of $277) in exchange for perpetual royalty free intellectual property rights for certain fuel cell stack technology. The terms of the warrants are described in Note 9.

As at December 31 the carrying value of the acquired intellectual property is as follows:

                                                           2001       2000
                                                         ------      -----
Cost ..............................................      33,209         --
Accumulated amortization ..........................      (3,459)        --
                                                         ------      -----
Net book value ....................................      29,750         --
                                                         ------      -----

7. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

                                                          2001        2000
                                                         -----       -----
Trade accounts payable .............................     1,105       1,816
Provincial capital tax .............................        --         265
Accrued payroll costs ..............................       265          80
Warranty accrual ...................................       172         186
Unearned revenue ...................................        51          --
Other ..............................................        --         116
                                                         -----       -----
                                                         1,593       2,463
                                                         -----       -----

8. LOAN PAYABLE
At December 31, 2001 a loan of $208 (2000 - $100) is repayable for grant financing from a government agency for research and development activities. The balance is repayable over a four-year period commencing April 1, 2005. The amount repayable in each quarter is 1.3% of the Company's gross revenues for the proceeding quarter. Based on the maximum amount repayable being 150% of the principal, the Company has charged to expense imputed interest of $19 in 2001 at an effective rate of 10% per annum (2000 - $7; 1999 - $nil).


9 SHARE CAPITAL AND OTHER EQUITY
The authorized capital stock of the Company consists of an unlimited number of common shares and an unlimited number of preferred shares issuable in series.

                                                         2001         2000         1999
                                                         ----         ----         ----
Issued and outstanding
47,918,446 (2000 - 35,560,000; 1999 - 19,687,500)
     common shares .................................  109,804       80,740           21
2,470,436 (2000 - nil; 1999 - nil) common share
     purchase warrants .............................    4,722           --           --
Other equity .......................................       --           --          124
                                                      -------       ------          ---
                                                      114,526       80,740          145
                                                      -------       ------          ---


On October 16, 2001, the Company issued 11,364,006 common shares and 2,470,436 common share purchase warrants with an aggregate value of $33,658 (net of issuance costs of $277) in exchange for perpetual royalty free intellectual property rights for certain fuel cell stack technology. Each common share purchase warrant is exercisable

             HYDROGENICS CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (thousands of U.S. dollars, except share and per share amounts)

for one common share of the Company at a price of $4.00 per share. The fair value of common share purchase warrants issued amounted to $4,722, net of issuance costs, and was determined using a Black-Scholes pricing model with a risk-free rate of 3.9%, a 5 year term and a volatility factor of 108%. The common share purchase warrants were placed in escrow on October 16, 2001 and are automatically released from escrow at a rate of 61,761 warrants per month over 40 months and expire on October 16, 2006.

During 2001, the Company issued 994,440 (2000 - 49,000) common shares for $128 (2000 - $23) in cash under the exercise of options.

During 2000, the Company completed a reverse share split reducing the number of common shares from 3,000,000 to 2,812,500. Prior to the Company's initial public offering in November 2000, the shares were split on a seven to one basis. The effect of these splits has been recognized retroactively in all share and per share data in the financial statements and notes.

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

On November 1, 2000, all outstanding Series A and B preferred shares were converted to common shares in accordance with the terms of the share agreements. A total of 8,823,500 common shares were issued for a total stated value of $4,529. At conversion, cumulative dividends of $229 were paid to the preferred shareholders.

During 2000, the Company adopted a broad-based employee share option plan. This plan replaced previous employee share purchase arrangements. The number of common shares that may be issued under the share option plan is limited to 4,641,000. All options are for a term of 10 years from the date of grant and vest over three years unless otherwise determined by the board of directors. As at December 31, 2001, 1,970,335 (2000 - 1,981,438; 1999 - 266,602) options are fully vested and the remainder vest over four years from the date of grant. Under Canadian generally accepted accounting principles no compensation expense has been recorded in respect of these options. A summary of the Company's stock option activity is as follows:


                                                  Options for         Weighted average
                                                common shares           exercise price
                                                -------------         ----------------
                                                                                  CAN$
Balance - December 31, 1998 ...................            --                       --
Options granted ...............................     1,394,533                     0.22
                                                    ---------
Balance - December 31, 1999 ...................     1,394,533                     0.22

Options granted ...............................     2,547,117                     1.21
Options exercised .............................       (49,000)                    0.72
                                                    ---------
Balance - December 31, 2000 ...................     3,892,650                     0.86

Options granted ...............................       668,100                     5.73
Options exercised .............................      (994,440)                    0.20
Options forfeited on termination ..............      (460,715)                    0.70
                                                    ---------
Balance December 31, 2001 .....................     3,105,595                     2.15
                                                    ---------

HYDROGENICS CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (thousands of U.S. dollars, except share and per share amounts)


The following table summarizes information about the Company's share options outstanding as at December 31, 2001:


                                                                           Weighted
                                                  Number                    average                          Number
            Exercise Price                outstanding at                  remaining                  exercisable at
                      CAN$             December 31, 2001           contractual life               December 31, 2001
            --------------             -----------------           ----------------               -----------------
                      0.05                       865,000                       8.06                         865,000
                      0.29                       875,625                       8.00                         740,250
              1.00 to 2.00                       403,240                       8.24                         261,263
              2.01 to 4.00                       436,400                       9.66                          16,240
             4.01 to 10.00                       415,580                       9.04                          59,890
            10.01 to 18.12                       109,750                       8.81                          27,692
                                               ---------                                                  ---------
                                               3,105,595                                                  1,970,335
                                               ---------                                                  ---------

All options granted after November 1, 2000, the date of the Company's initial public offering, have an exercise price equal to the closing share price on the Toronto Stock Exchange the day before the grant.


10. COMMITMENTS AND CONTINGENCIES
The Company incurred rental expenses of $788 under operating leases in 2001 (2000 - $390; 1999 - $30). As at December 31, 2001, the Company has future minimum lease payments under operating leases relating to premises and office equipment as follows: $

               2002 ......................  881
               2003 ......................  854
               2004 ......................  688
               2005 ......................  446
                                          -----
                                          2,869
                                          -----

The Company has entered into repayable contribution and other research and development arrangements with various governmental ministries and public sector enterprises. Under these arrangements, the Company will receive up to a cumulative amount of $1,912 (2000 - $657; 1999 - $530) towards agreed upon research and development project costs. The utilized amount of the advances at December 31, 2001 was $1,726 (2000 - $547; 1999 - $413). In return, these funding parties have a right to receive as repayments, 1.3% to 4% of gross revenue received by the Company as a result of the commercial exploitation of the associated technology. To date no revenues from these technologies have been recognized and no repayable amounts have been reflected in the accounts. These arrangements will expire in stages between September 30, 2006 and March 31, 2016, or when total payments paid reach the utilized amount of the advance, depending on the terms of the individual contracts.


11. INCOME TAXES
Significant components of the Company's future income tax assets, which are all arising in Canada, are:


                                                                  2001            2000
                                                                  ----            ----

Non capital losses ...........................................   2,017             585
Investment tax credits .......................................      22              15
Warranty and other provisions ................................      60              75
Property, plant and equipment and intellectual property ......     231             (39)
Share issue costs ............................................   1,433           2,157
Unrealized foreign exchange (gains) loss .....................    (475)            477
Valuation allowance ..........................................  (3,288)         (3,270)
                                                                ------          ------
                                                                    --              --
                                                                ------          ------

             HYDROGENICS CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (thousands of U.S. dollars, except share and per share amounts)


The Company's computation of income tax expense (recovery), which is all arising in Canada, is as follows:

                                                      2001              2000            1999
                                                      ----              ----            ----
Loss before income taxes ......................     (2,660)           (1,564)           (209)
                                                    ------            ------           -----
Statutory income tax rate .....................      34.12%            34.95%          21.62%
                                                    ------            ------           -----
Income taxes (recovery) at statutory rate .....       (908)             (547)            (45)
     Non-deductible expenses ..................        306                91              16
     Other permanent differences ..............        151                18               7
     Large corporations tax ...................        156               172              --
     Income tax rate changes ..................        441                --              --
     Change in valuation allowance ............         18               438              21
                                                    ------            ------           -----
Income tax expense (recovery) .................        156               172              (1)
                                                    ------            ------           -----


As at December 31, 2001, the Company has available loss carry-forwards of $6,462 (2000 - $1,333; 1999 - $nil) that may be used to reduce taxable income in future years, expiring in 2007 and 2008. The Company also has earned non-refundable investment tax credits amounting to approximately $22 (2000 - $15; 1999 - $nil) that can be used to reduce future federal income taxes payable, expiring in 2009. The Company has recorded a valuation allowance to reflect uncertainties associated with the realization of the future income tax assets.


12. RELATED PARTY TRANSACTIONS
In the normal course of operations, the Company subcontracts certain manufacturing functions to a company owned by a relative of one of the principal shareholders of Hydrogenics Corporation. Billings by this related company for manufacturing functions totaled $1,219 in 2001 (2000 - $615; 1999- $178). At December 31, 2001, the Company has an accounts payable balance due to this related company of $119 (2000 - $46).

In the normal course of operations, the Company sells certain products and performs services to a company that owns a significant number of common shares. Revenues from this related company totaled $2,460 in 2001 (2000 - $2,556; 1999 - $963). At December 31, 2001, the Company has an accounts receivable due from this related company of $2,058 (2000 - $519).

All related party transactions have been recorded at the exchange amount, which is the consideration paid or received as established and agreed to by the related parties.


13. FINANCIAL INSTRUMENTS
At December 31, 2001 and 2000, the fair values of cash, short-term investments, accounts receivable, grants receivable, accounts payable and accrued liabilities approximate their respective carrying values because of the short-term nature of these instruments. The Company's loan payable is at market terms and accordingly, fair value approximates carrying value.

U.S. dollar-denominated amounts included in cash and short-term investments at December 31, 2001 amount to $26,546 (2000 - $75,547). All cash and short-term investments are deposited with highly rated financial institutions within Canada.

A substantial portion of the Company's accounts receivable is with a limited number of customers located globally (note 17). The Company performs ongoing credit evaluations on its customers' financial condition and generally requires no collateral from its customers. The Company maintains an allowance for doubtful accounts receivable based on management's assessment of expected collectibility.

HYDROGENICS CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (thousands of U.S. dollars, except share and per share amounts)


14. LINE OF CREDIT
The Company has an operating line of credit available up to $628 (Cdn$1,000). As at December 31, 2001 and 2000, the Company had not drawn on this line. The operating facility bears interest at Royal Bank of Canada prime rate plus 0.5%, is due on demand and includes a general security agreement over all assets.


15. LOSS PER SHARE
Loss per share is calculated using the weighted average number of common shares outstanding for the year, adjusted for stock splits in prior years, of 38,217,593 shares in 2001 (2000 - 22,341,370; 1999 - 19,687,500). No effect has been given to the potential exercise of stock options and warrants in the calculation of diluted earnings (loss) per share as the effect would be anti-dilutive.

Effective January 1, 2001, the Company adopted the revised section 3500, "Earnings per Share" of the Canadian Institute of Chartered Accountants (CICA) Handbook whereby, the treasury stock method, rather than the imputed earnings approach, is to be used to determine the incremental number of shares that would be outstanding had the Company used proceeds from the exercise of options and warrants to buy shares. The adoption of this standard had no impact on the Company.


16. STATEMENTS OF CASH FLOWS
Net change in non-cash working capital is as follows:


                                                                    2001                2000                1999
                                                                    ----                ----                ----
Decrease (increase) in current assets
     Accounts receivable ......................................   (1,920)             (1,626)               (639)
     Grants receivable ........................................     (690)                 63                (109)
     Inventories ..............................................   (1,879)             (1,100)                (89)
     Prepaid expenses .........................................      (14)               (114)                 (8)
Increase (decrease) in current liabilities
     Accounts payable and accrued liabilities .................     (749)              1,545                 851
     Income taxes payable .....................................     (152)                160                   9
     Dividends payable ........................................       --                 (50)                 52
                                                                  ------              ------                ----
                                                                  (5,404)             (1,122)                 67
                                                                  ------              ------                ----

17. SEGMENTED FINANCIAL INFORMATION
The Company currently operates in a single reporting segment, being the design, development, manufacturing and sale of proton-exchange membrane, or PEM, automated test stations, power modules, and power module components and the provision of fuel cell related engineering and testing services. Substantially all the Company's long-lived assets are located in Canada. Revenue is derived primarily from the sale of goods to customers located as follows:


                                           2001              2000              1999
                                           ----              ----              ----

United States ......................      3,080             5,098             1,753
Japan ..............................      2,081                --                --
Germany ............................        699                --                --
United Kingdom .....................        600             3,442               795
Rest of World ......................        958               343               126
                                          -----             -----             -----
                                          7,418             8,883             2,674
                                          -----             -----             -----

            HYDROGENICS CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               (thousands of U.S. dollars, except share and per share amounts)


The Company's largest customers comprise the following percentages of total sales:


                                    2001          2000          1999
                                    ----          ----          ----
First .......................         33            39            36
Second ......................         28            29            30
Third .......................          9            10            14
Fourth ......................          6             7             9
Others ......................         24            15            11
                                    ----          ----          ----
                                     100           100           100
                                    ----          ----          ----

18. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES AND PRACTICES
The financial statements have been prepared in accordance with Canadian generally accepted accounting practices (Canadian GAAP), which differ in certain respects from those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States (U.S. GAAP).

The reconciliation of loss for the year based on Canadian GAAP to conform to U.S. GAAP is as follows:


                                                                       2001                 2000                 1999
                                                                 ----------           ----------           ----------

Loss for the year based on Canadian GAAP ......................      (2,816)              (1,736)                (208)
Accrued dividends and amortization of discount on
     preferred shares (i) .....................................        --                    262                   73
Change in reporting currency (iv) .............................        --                   --                      4
Stock-based compensation (ii) .................................      (1,468)              (3,369)                 (34)
                                                                 ----------           ----------           ----------

Loss for the year based on U.S. GAAP ..........................      (4,284)              (4,843)                (165)
Other comprehensive income (loss)
     Foreign currency translation (v) .........................      (5,409)               1,360                    1
                                                                 ----------           ----------           ----------
Comprehensive loss based on U.S. GAAP .........................      (9,693)              (3,483)                (164)
                                                                 ----------           ----------           ----------

Basic and fully diluted loss per share based
     on U.S. GAAP .............................................       (0.11)               (0.22)               (0.01)
Weighted average number of shares used in
     Calculating loss per share ...............................  38,217,593           22,341,370           19,687,500



The effect of these adjustments on the shareholders' equity of the Company is as follows:


                                                                       2001                 2000                1999
                                                                       ----                 ----                ----

Shareholders' equity based on Canadian GAAP                         105,821               80,260                  38
Equity component of preferred shares                                     --                   --                (124)
Cumulative amortization of discount on preferred shares                  --                   --                  21
                                                                    -------               ------                ----
Shareholders' equity (deficiency) based on U.S. GAAP                105,821               80,260                 (65)
                                                                    -------               ------                ----

HYDROGENICS CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (thousands of U.S. dollars, except share and per share amounts)



(i)   Preferred shares
      Under Canadian GAAP, convertible, redeemable, preferred shares are presented as debt and equity components on the balance sheet. The Canadian GAAP statement of operations includes a charge for interest on the debt component and dividends. However, under U.S. GAAP, these preferred shares meet the definition of mandatory redeemable shares, which are considered a component of temporary equity outside of shareholders' equity and dividends are charged directly to equity.

(ii)  Stock-based compensation
      Under Canadian GAAP, no compensation expense has been recognized with respect to employee stock options. For U.S. GAAP reporting, the Company uses the intrinsic value method of APB Opinion No. 25 and options issued under the plan are deemed to be compensatory to the extent that the fair value of the stock exceeds the exercise price at the date of grant. The compensation cost is recognized over the vesting period. For U.S. GAAP, the compensation cost not yet recognized is presented as a deferred stock-based compensation charge, with a corresponding amount included in stock options outstanding, both of which form part of shareholders' equity. At December 31, 2001, equity balances under U.S. GAAP for deferred stock-based compensation and stock options outstanding are $648 and $4,589, respectively.

      Had the Company determined compensation cost based on the fair value method as prescribed in Statement of Financial Accounting Standards No. 123, "Accounting for Stock-based Compensation," the fair market value of the stock options granted in 2001 would have been $2,322 (2000 - $3,822; 1999 - $108) and the pro forma net loss would have been $(5,834) ($(0.15) loss per share) (2000 - $(5,444), $(0.25) loss per share; 1999
      - $(185), $(0.01) loss per share). For the purposes of these disclosures stock options are valued using the Black-Scholes option pricing model with the following weighted average assumptions: risk free interest rate of 4.86% to 5.39%, expected life of ten years and expected volatility of between 108% and 113%.

(iii) New accounting standards
      For Canadian GAAP reporting purposes, the Company will adopt the new Canadian standard for reporting stock based compensation effective January 1, 2002, CICA Handbook section 3870 "Stock Based Compensation and Other Stock Based Payments". Under this standard, stock-based payments to non-employees and direct awards of stock to employees and non-employees will be accounted for using a fair value method of accounting. For grants of stock options to employees, this standard allows either the recognition of a compensation expense for grants of stock options to employees, based on the estimated fair value at the date of grant, or alternatively, the disclosure of pro forma net earnings or earnings per share data, as if the stock based compensation had been recognized in earnings. Management is currently evaluating the implementation aspects of this new standard.

      The Company has determined that other recently issued Canadian and U.S. accounting pronouncements have no impact on the Company at this time.

(iv)  Change in reporting currency
      As disclosed in note 2, effective December 31, 1999, the Company adopted the U.S. dollar as its reporting currency. Under Canadian GAAP, at the time of change in reporting currency, the historical financial statements are presented using a translation of convenience whereby all amounts for the current year and comparative figures are translated at the exchange rate prevailing at December 31, 1999. Under U.S. GAAP, the financial statements, including prior years, are translated according to the current rate method whereby revenues and expenses are translated at exchange rates prevailing at the respective transaction dates.

             HYDROGENICS CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               (thousands of U.S. dollars, except share and per share amounts)


The condensed statements of operations and cash flows for the years ended December 31, 1999, after giving effect to the change in reporting currency and stock based compensation under U.S. GAAP, are as follows:


                                                     2001             2000           1999
                                                     ----             ----           ----
Revenues ......................................     7,418            8,883          2,598
Cost of revenues ..............................     4,941            6,485          2,045
Operating expenses ............................    12,383            6,312            727
Loss from operations ..........................    (9,906)          (3,914)          (174)
Loss for the year .............................    (4,284)          (4,843)          (165)


                                                           2001           2000          1999
                                                           ----           ----          ----

Cash used in operating activities ..................     (7,025)          (984)          (83)
Cash provided by (used in) investing activities ....      5,443        (77,869)         (272)
Cash provided by (used in) financing activities ....        (52)        79,672            --


     Comprehensive income
 (v) U.S. GAAP requires disclosure of comprehensive income which comprises income (loss) and other comprehensive income. The only item of other comprehensive income for the Company is the charge to the currency translation adjustment. Under Canadian GAAP, there is no standard for reporting comprehensive income.

     Earnings (loss) per share
(vi) The numerator for purposes of calculating earnings (loss) per share under U.S. GAAP has been calculated as follows:

                                                           2001           2000          1999
                                                           ----           ----          ----
Net loss ...........................................     (4,284)        (4,843)         (165)
Less: Dividends on preferred shares ................         --            179            50
                                                         ------         ------          ----
Loss attributable to common shares .................     (4,284)        (5,022)         (215)
                                                         ------         ------          ----


19. COMPARATIVE FIGURES
Certain comparative figures have been reclassified to conform with the basis of presentation adopted in the current year.

                                   SIGNATURES

         The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                  HYDROGENICS CORPORATION

                                  By:      /s/ PIERRE RIVARD
                                           ----------------------------------
                                           Pierre Rivard
                                           Chief Executive Officer and President

Date: June 26, 2002

                                  EXHIBIT LIST


        EXHIBIT NUMBER          NAME OF DOCUMENT
        --------------          ----------------
             1.1                Articles of the Company.  (1)
             1.2                By-laws of the Company.  (2)
             2.1                Form of share certificate.  (3)
             4.1                Stock Option Plan.  (4)
             4.2                Form of Stock Option Agreement.  (5)
             4.3                Lease, dated May 19, 1999, by and between the Company and Atlantis Real Estate
                                Corporation.  (6)
             4.4                Employment letter agreement between Dr. Ravi Gopal and the Company, dated March 16,
                                1998.  (7)
             4.5                Offer to Lease dated June 1, 2000 by and between the Company and Orlando
                                Corporation.  (8)
             4.6                Department of Natural Resources Efficiency and Alternative Energy Program
                                Contribution Agreement, dated October 17, 1996, between Canada and the Company.  (9)
             4.7                Department of Natural Resources Efficiency and Alternative Energy Program
                                Contribution Agreement, dated July 3, 1997, between Canada and the Company.  (10)
             4.8                Department of Natural Resources Efficiency and Alternative Energy Program
                                Contribution Agreement, dated June 9, 1998, between Canada and the Company.  (11)
             4.9                Efficiency and Alternative Energy Program Amendment to the Contribution Agreement
                                between Canada and the Company, dated March 13, 2000.  (12)
             4.10               Department of Natural Resources Efficiency and Alternative Energy Program
                                Contribution Agreement, dated June 9, 1999, between Canada and the Company.  (13)
             4.11               Natural Resources Canada Efficiency and Alternative Energy Program Amendment No. 1
                                to the Contribution Agreement between Canada and the Company, dated February 1,
                                2000. (14)
             4.12               Department of Natural Resources Efficiency and Alternative Energy Program
                                Contribution Agreement, dated May 25, 2000, between Canada and the Company.  (15)
             4.13               Industrial Research Assistance Program Contribution Agreement, dated November 24,
                                1998, between National Research Council Canada and the Company.  (16)
             4.14               Industrial Research Assistance Program Contribution Agreement, dated December 1,
                                1999, between National Research Council Canada and the Company.  (17)
             4.15               Research Agreement for a Cooperative Project, dated November 19, 1996, between
                                Universite du Quebec a Trois-Rivieres and the Company.  (18)
             4.16               Lease, dated June 23, 2000, by and between Orlando Corporation and the Company.  (19)
             4.17               Employment Agreement between Pierre Rivard and the Company, dated April 20, 2001.
                                (20)
             4.18               Employment Agreement between Boyd Taylor and the Company, dated April 20, 2001. (21)
             4.19               Employment Agreement between Ravi Gopal and the Company, dated April 20, 2001. (22)
             4.20               Employment Agreement between Joseph Cargnelli and the Company, dated April 20, 2001.
                                (23)
             4.21               Agreement of Lease, dated as of December 15, 2000, between Crown/Chadwick Realty
                                Corp. and the Company (24)
             4.22               Department of Natural Resources Efficiency and Alternative Energy Program
                                Contribution Agreement between Canada and the Company, dated January 10, 2001. (25)
             4.23               Natural Resources Canada Efficiency and Alternative Energy Program Amendment No. 1
                                to the Contribution Agreement, dated April 11, 2001. (26)



        EXHIBIT NUMBER          NAME OF DOCUMENT
        --------------          ----------------
             4.24               Joint Development Agreement between the Company and Johnson Matthey, Inc, dated
                                April 18, 2001.
             4.25               Sales Agency Agreement between the Company and Hankook BEP Co. Ltd., dated July 23,
                                2001.
             4.26               Distribution Agreement between the Company and Toyota Tsusho Corporation, dated
                                August 22, 2001.
             4.27               Corporate Alliance Agreement between General Motors Corporation and the Company, dated October 16, 2001.
             4.28               Master Intellectual Property Agreement between General Motors Corporation and the
                                Company, dated October 16, 2001.
             4.29               Governance Agreement between General Motors Corporation and the Company, dated
                                October 16, 2001. (27)
             4.30               Share Subscription Agreement between General Motors Corporation and the Company, dated October 16, 2001. (28)
             4.31               Escrow Agreement between General Motors Corporation and the Company, dated October
                                16, 2001. (29)
             4.32               Registration Rights Agreement between General Motors Corporation and the Company, dated October 16, 2001. (30)
             4.33               Share Purchase Agreement among the Company, Dr. Bernd Pitschak, Dr. Karl Klug and
                                Creavis GmbH, dated April 16, 2002.


-----------------------------------------

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

(7) Incorporated by reference from Exhibit 10.7 to the Company's Registration Statement on Form F-1, File No. 333-42682, filed with the Securities and Exchange Commission on July 31, 2000.

(8) Incorporated by reference from Exhibit 10.8 to the Company's Registration Statement on Form F-1, File No. 333-42682, filed with the Securities and Exchange Commission on July 31, 2000.

(9) Incorporated by reference from Exhibit 10.9 to Amendment No. 2 to the Company's Registration Statement on Form F-1, File No. 333-42682, filed with the Securities and Exchange Commission on September 25, 2000.

(10) Incorporated by reference from Exhibit 10.10 to Amendment No. 2 to the Company's Registration Statement on Form F-1, File No. 333-42682, filed with the Securities and Exchange Commission on September 25, 2000.

(11) Incorporated by reference from Exhibit 10.11 to Amendment No. 2 to the Company's Registration Statement on Form F-1, File No. 333-42682, filed with the Securities and Exchange Commission on September 25, 2000.

(12) Incorporated by reference from Exhibit 10.12 to Amendment No. 2 to the Company's Registration Statement on Form F-1, File No. 333-42682, filed with the Securities and Exchange Commission on September 25, 2000.

(13) Incorporated by reference from Exhibit 10.13 to Amendment No. 2 to the Company's Registration Statement on Form F-1, File No. 333-42682, filed with the Securities and Exchange Commission on September 25, 2000.

(14) Incorporated by reference from Exhibit 10.14 to Amendment No. 2 to the Company's Registration Statement on Form F-1, File No. 333-42682, filed with the Securities and Exchange Commission on September 25, 2000.

(15) Incorporated by reference from Exhibit 10.15 to Amendment No. 2 to the Company's Registration Statement on Form F-1, File No. 333-42682, filed with the Securities and Exchange Commission on September 25, 2000.

(16) Incorporated by reference from Exhibit 10.16 to Amendment No. 2 to the Company's Registration Statement on Form F-1, File No. 333-42682, filed with the Securities and Exchange Commission on September 25, 2000.

(17) Incorporated by reference from Exhibit 10.17 to Amendment No. 2 to the Company's Registration Statement on Form F-1, File No. 333-42682, filed with the Securities and Exchange Commission on September 25, 2000.

(18) Incorporated by reference from Exhibit 10.18 to Amendment No. 2 to the Company's Registration Statement on Form F-1, File No. 333-42682, filed with the Securities and Exchange Commission on September 25, 2000.

(19) Incorporated by reference from Exhibit 10.19 to Amendment No. 2 to the Company's Registration Statement on Form F-1, File No. 333-42682, filed with the Securities and Exchange Commission on September 25, 2000.

(20) Incorporated by reference from Exhibit 4.18 to the Company's Annual Report on Form 20-F, filed with the Securities and Exchange Commission on May 22, 2001.

(21) Incorporated by reference from Exhibit 4.19 to the Company's Annual Report on Form 20-F, filed with the Securities and Exchange Commission on May 22, 2001.

(22) Incorporated by reference from Exhibit 4.20 to the Company's Annual Report on Form 20-F, filed with the Securities and Exchange Commission on May 22, 2001.

(23) Incorporated by reference from Exhibit 4.21 to the Company's Annual Report on Form 20-F, filed with the Securities and Exchange Commission on May 22, 2001.

(24) Incorporated by reference from Exhibit 4.22 to the Company's Annual Report on Form 20-F, filed with the Securities and Exchange Commission on May 22, 2001.

(25) Incorporated by reference from Exhibit 4.23 to the Company's Annual Report on Form 20-F, filed with the Securities and Exchange Commission on May 22, 2001.

(26) Incorporated by reference from Exhibit 4.24 to the Company's Annual Report on Form 20-F, filed with the Securities and Exchange Commission on May 22, 2001.

(27) Incorporated by reference from Exhibit 2 to the Schedule 13D of General Motors Corporation, filed with the Securities and Exchange Commission on October 25, 2001.

(28) Incorporated by reference from Exhibit 1 to the Schedule 13D of General Motors Corporation, filed with the Securities and Exchange Commission on October 25, 2001.

(29) Incorporated by reference from Exhibit 4 to the Schedule 13D of General Motors Corporation, filed with the Securities and Exchange Commission on October 25, 2001.

(30) Incorporated by reference from Exhibit 3 to the Schedule 13D of General Motors Corporation, filed with the Securities and Exchange Commission on October 25, 2001.