Form 20-F
period 2002-12-31
HYDROGENICS CORP
filed 2003-06-19
CIK 1119985

         AS FILED WITH THE SECURITIES EXCHANGE COMMISSION ON JUNE 16, 2003

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------

                                    FORM 20-F

        [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

        [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

                                       OR

        [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

                             -----------------------

                            HYDROGENICS CORPORATION -
                            CORPORATION HYDROGENIQUE
             (Exact name of Registrant as specified in its charter)

                                     CANADA
                 (Jurisdiction of incorporation or organization)

                              5985 MCLAUGHLIN ROAD
                          MISSISSAUGA, ONTARIO L5R 1B8
                                     CANADA
           ----------------------------------------------------------
                    (Address of principal executive offices)

       Securities registered or to be registered pursuant to Section 12(b)
                               of the Act: None.

       Securities registered or to be registered pursuant to Section 12(g)
                                  of the Act:

                           COMMON SHARES, NO PAR VALUE

 Securities for which there is a reporting obligation pursuant to Section 15(d)
                                of the Act: None.

  Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

                     48,796,121 COMMON SHARES, NO PAR VALUE

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

                             Item 17 [ ]  Item 18 [X]

                           FORWARD-LOOKING STATEMENTS

         Securities laws encourage companies to disclose forward-looking information so that investors can better understand the company's future prospects and make informed investment decisions.

         A statement we make is forward looking when it uses what we know today to make a statement about the future. Statements in this annual report about our future results, levels of activity, performance, goals or achievements or other future events constitute forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in our forward-looking statements. These factors include, among others, those listed under "Risk Factors" or described elsewhere in this annual report. In some cases, one can identify forward-looking statements by our use of words such as "may," "will," "should," "could," "expects," "plans," "intends," "anticipates," "believes," "estimates," "predicts," "seeks," "strategy," "potential" or "continue" or the negative or other variations of these words, or other comparable words or phrases. Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements or other future events. We are under no duty and do not intend to update any of our forward-looking statements after the date of this annual report, other than as required by law. One should not place undue reliance on forward-looking statements.

         It is important to know that:

         - forward-looking statements describe our expectations on the day they are made;

         - our actual results could be materially different from what we expect if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. As a result, we cannot guarantee that any forward-looking statement will materialize; and

         - forward-looking statements do not take into account the effect that transactions or non-recurring items announced or occurring after the statements are made may have on our business. For example, they do not include the effect of sales of assets, mergers, acquisitions or other business combinations or transactions, nor do they include the effect of asset write-downs.

                                 EXCHANGE RATES

         On May 15, 2003, the noon buying rate in New York City for cable transfers in Canadian dollars was Cdn.$1.00 equals U.S.$0.7269. The following table sets forth, for each period presented, the high and low exchange rates, the average of the exchange rates on the last day of each month during the period indicated, and the exchange rates at the end of the period indicated for one Canadian dollar expressed in U.S. dollars, based on the inverse of the noon buying rate for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York.

                                         YEAR ENDED DECEMBER 31,
                       ---------------------------------------------------------
                         2002      2001      2000      1999      1998      1997
                       -------   -------   -------   -------   -------   -------
End of period.......   $0.6329   $0.6279   $0.6669   $0.6925   $0.6504   $0.6999
Average for period..   $0.6368   $0.6444   $0.6725   $0.6745   $0.6714   $0.7197
High for period.....   $0.6612   $0.6697   $0.6969   $0.6925   $0.7105   $0.7487
Low for period......   $0.6209   $0.6241   $0.6410   $0.6535   $0.6341   $0.6945

         Unless stated otherwise, all references to "$" or "U.S.$" in this annual report refer to United States dollars and all references to "Cdn.$" refer to Canadian dollars.

                 PRESENTATION OF FINANCIAL AND OTHER INFORMATION

         Unless we indicate otherwise, financial information in this annual report has been prepared in accordance with Canadian generally accepted accounting principles, or GAAP. Canadian GAAP differs in some significant respects from U.S. GAAP and thus our consolidated financial statements may not be comparable to the financial statements of U.S. companies. The principal differences as they apply to us are summarized in note 22 of our financial statements for the year ended December 31, 2002 included elsewhere in this annual report.

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

                                TABLE OF CONTENTS

                                                                                                         Page
                                                                                                         ----
PART I.................................................................................................    6

   ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS....................................    6
   ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE..................................................    6
   ITEM 3.    KEY INFORMATION..........................................................................    6
   ITEM 4.    INFORMATION ON THE COMPANY...............................................................   23
   ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS.............................................   45
   ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES...............................................   64
   ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS........................................   75
   ITEM 8.    FINANCIAL INFORMATION....................................................................   76
   ITEM 9.    THE OFFER AND LISTING....................................................................   77
   ITEM 10.   ADDITIONAL INFORMATION...................................................................   79
   ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK...............................   93
   ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES...................................   94

PART II................................................................................................   94

   ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES..........................................   94
   ITEM 14.   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.............   94
   ITEM 15.   CONTROLS AND PROCEDURES..................................................................   95

PART III...............................................................................................   96

   ITEM 16.   [Reserved]...............................................................................   96
   ITEM 17.   FINANCIAL STATEMENTS.....................................................................   96
   ITEM 18.   FINANCIAL STATEMENTS.....................................................................   96
   ITEM 19.   EXHIBITS.................................................................................   96

                                     PART I

ITEM 1.           IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.

                           Not applicable.

ITEM 2.           OFFER STATISTICS AND EXPECTED TIMETABLE.

                           Not Applicable.

ITEM 3.           KEY INFORMATION.

                  A.       SELECTED FINANCIAL DATA.

         Our consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles. In our case, these principles conform in all material respects with U.S. generally accepted accounting principles except as disclosed in note 22 to our consolidated financial statements for the years ended December 31, 2001 and 2002. The following selected financial data should be read in conjunction with " Item 5. Operating and Financial Review and Prospects" and our consolidated financial statements and notes appearing elsewhere in this annual report. The statements of operations data for the years ended December 31, 2000, 2001 and 2002, and the balance sheet data as of December 31, 2001 and 2002 are derived from our audited consolidated financial statements, which are included elsewhere in this annual report. The statement of operations data for the years ended December 31, 1998 and 1999 and the balance sheet data as of December 31, 1998 and 1999 are derived from our audited financial statements and are not included in this annual report.

                                                       YEAR ENDED DECEMBER 31,
                           ----------------------------------------------------------------------------
                               1998            1999            2000            2001            2002
                           ------------    ------------    ------------    ------------    ------------
                                        (in thousands, except share and per share amounts)
STATEMENTS OF
  OPERATIONS DATA:
CANADIAN GAAP:
Revenues ...............   $        665    $      2,674    $      8,883    $      7,418    $     15,840
Cost of revenues .......            415           2,105           6,485           4,941          10,703
                           ------------    ------------    ------------    ------------    ------------
Gross profit ...........            250             569           2,398           2,477           5,137
Operating expenses:
Selling, general and
  administrative .......             89             534           2,069           4,403           6,658
Research and
  development, net .....             45             136             650           2,337           3,761
Depreciation of
  property, plant and
  equipment ............              3              44             224             716           1,278
Amortization of
  acquired intellectual
  property .............             --              --              --           3,459          15,223
                           ------------    ------------    ------------    ------------    ------------
Total operating
  Expenses .............            137             714           2,934          10,915          26,920
Income (loss) from
  operations ...........            113            (145)           (545)         (8,438)        (21,783)
Other income
  (expenses) ...........             (2)            (64)         (1,019)          5,778           1,426
Income (loss) before
  income taxes .........            111            (209)         (1,564)         (2,660)        (20,357)
Income tax expense
  (recovery) ...........             12              (1)            172             156             254
                           ------------    ------------    ------------    ------------    ------------
Net income (loss) ......             99            (208)         (1,736)         (2,816)        (20,611)
Basic and fully diluted
  earnings (loss) per
  share ................   $       0.01    $      (0.01)   $      (0.08)   $      (0.07)   $      (0.43)
Shares used in
  computing basic and
  fully diluted earnings
  (loss) per share .....     19,687,500      19,687,500      22,341,370      38,217,593      48,437,813
                           ============    ============    ============    ============    ============
U.S. GAAP:
Revenues ...............            647           2,598           8,883           7,418          15,840
Net income (loss) ......             96            (165)         (4,843)         (4,284)        (21,054)
                           ============    ============    ============    ============    ============

Basic and fully diluted
  earnings (loss) per
  share ................   $       0.00    $      (0.01)   $      (0.22)   $      (0.11)   $      (0.43)
                           ============    ============    ============    ============    ============

                                               AS OF DECEMBER 31,
                             ----------------------------------------------------
                               1998       1999       2000       2001       2002
                             --------   --------   --------   --------   --------
                                                (in thousands)
CANADIAN GAAP BALANCE
  SHEET DATA:
Cash .....................   $    819   $    453   $  1,844   $  1,639   $    994
Working capital ..........      1,123        700     78,796     72,397     66,387
Total assets .............      1,249      1,964     82,992    107,633     90,677
Total shareholders' equity        247         38     80,260    105,821     85,432
U.S. GAAP:
Total assets .............      1,176      1,964     82,992    107,633     90,677
Total shareholders' equity
  (deficit) ..............        115        (66)    80,260    105,821     85,432

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

                      RISK FACTORS RELATED TO OUR BUSINESS

WE HAVE A LIMITED OPERATING HISTORY, SO IT MAY BE DIFFICULT TO ASSESS OUR BUSINESS AND FUTURE PROSPECTS.

         We commenced operations of our fuel cell business in 1995 and since that time have been engaged principally in research and development relating to fuel cell systems and subsystems and the manufacture and sale of fuel cell testing equipment. Accordingly, there is only a limited basis upon which to evaluate our business, performance to date and prospects. Part of our long-term strategy is to sell fuel cell systems and subsystems primarily into the transportation, stationary and portable power markets. We have not yet begun to manufacture commercial fuel cell products for any of these markets in significant quantities. Therefore, our historical results of operations should not be relied upon as indications of future performance.

OUR FUEL CELL BUSINESS IS AT THE DEVELOPMENT STAGE AND OUR FUTURE SUCCESS DEPENDS ON OUR ABILITY TO DESIGN, DEVELOP AND MANUFACTURE NEW PRODUCTS, WHICH IS UNCERTAIN.

         We have only been engaged in our fuel cell business for a short period of time and our business and industry are still in the developmental stage. We will face challenges, expenses and difficulties as a developing company seeking to design, develop and manufacture new products in each of our proposed markets.

BECAUSE WE EXPECT TO CONTINUE TO INCUR NET LOSSES, WE MAY NOT BE ABLE TO IMPLEMENT OUR BUSINESS STRATEGY AND THE PRICE OF OUR COMMON SHARES MAY DECLINE.

         Our current business strategy is to significantly expand our development and manufacture of proton exchange membrane, or PEM, fuel cell products and to market these products in the transportation, stationary and portable power markets. In so doing, we will incur significant expenditures for research and development, expansion of our manufacturing capabilities, general administrative activities and sales and marketing activities. As a result of these increased costs, we will need to generate significantly higher revenues with positive gross margins to achieve and sustain profitability. We incurred loss of $20.6 million for the year 2002 and as of December 31, 2002, we had an accumulated deficit of $85.4 million. We may continue to incur losses beyond 2002 and we may never achieve profitability. Accordingly, our ability to operate our business and implement our business strategy may be hampered and the value of our common shares may decline.

WE MAY NEVER COMPLETE THE DEVELOPMENT OF COMMERCIALLY VIABLE FUEL CELL PRODUCTS AND IF WE FAIL TO DO SO, WE WILL NOT BE ABLE TO MEET OUR BUSINESS AND GROWTH OBJECTIVES.

         We do not know when or whether we will successfully complete research and development of commercially viable fuel cell products for any of our target markets. Our future success depends upon our ability to develop and sell fuel cell products. We will be unable to meet our business and growth objectives if we do not complete the development of commercially viable fuel cell products.

WE MUST LOWER THE COST OF OUR FUEL CELL PRODUCTS AND DEMONSTRATE THEIR RELIABILITY OR CONSUMERS WILL BE UNLIKELY TO PURCHASE OUR PRODUCTS AND WE WILL THEREFORE NOT GENERATE SUFFICIENT REVENUES TO ACHIEVE AND SUSTAIN PROFITABILITY.

         Fuel cells currently cost significantly more than many established competing technologies, such as internal combustion engines and batteries. The price of fuel cell products is dependent largely upon material and manufacturing costs. We cannot guarantee that we will be able to lower these costs to the level where we will be able to produce a competitive product or that any product we produce using lower cost materials and manufacturing processes will not suffer from a reduction in performance, reliability and longevity. If we are unable to produce fuel cell products that are comparable to competing technologies in terms of price, reliability and longevity, consumers will be unlikely to buy our fuel cell products. Accordingly, we would not be able to generate sufficient revenues with positive gross margins to achieve and sustain profitability.

WE CURRENTLY DEPEND UPON A LIMITED NUMBER OF CUSTOMERS FOR A SIGNIFICANT MAJORITY OF OUR REVENUES AND A DECREASE IN REVENUE FROM THESE CUSTOMERS COULD MATERIALLY REDUCE OUR REVENUES AND EARNINGS.

         To date, a small number of customers has accounted for a significant majority of our revenues and we expect they will continue to do so for the foreseeable future. For the year ended December 31, 2002, three customers accounted for approximately 75% of our revenues. For the year ended December 31, 2001, our three largest customers accounted for approximately 70% of our revenues. If we lose any of these customers and do not attract additional customers, we may not generate sufficient revenues to offset this loss of revenues and our financial results will be materially adversely affected. Our largest shareholder and historically our largest customer by revenue is General Motors. There is no guarantee that the interests of Hydrogenics will continue to be aligned with the interests of General Motors and that our relationship with General Motors will continue in its current form. Any change in our relationship with General Motors could have a material adverse affect on our business and future prospects.

WE MAY BE UNABLE TO RAISE ADDITIONAL CAPITAL TO PURSUE OUR COMMERCIALIZATION PLANS AND MAY BE FORCED TO DISCONTINUE PRODUCT DEVELOPMENT, REDUCE OUR SALES AND MARKETING EFFORTS OR FOREGO ATTRACTIVE BUSINESS OPPORTUNITIES.

         We may not have sufficient capital to fund our operations and we may not be able to raise additional capital or may not be able to do so on acceptable terms. Either of these outcomes could adversely affect our ability to respond to competitive pressures or prevent us from conducting all or a portion of our planned operations. We expect that cash on hand will be sufficient to meet our working capital and capital expenditure needs for the next 24 - 36 months. After that, we may need to raise additional funds through financing which may not be available on acceptable terms, if at all. We may also require additional capital to acquire or invest in complementary businesses or products or obtain the right to use complementary technologies.

         The development and commercialization of our products could be delayed or discontinued if we are unable to fund our research and product development activities or the development of our manufacturing capabilities. In addition, we may be forced to reduce our sales and marketing efforts or forego attractive business opportunities. If we issue additional equity securities in order to raise funds, the ownership percentage in our company of each of our existing shareholders will be reduced.

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

         We expect our revenues and operating results to vary significantly from quarter to quarter. These quarterly fluctuations in our operating performance result from the length of time between our first contact with a customer and the recognition of revenue from sales to that customer. Our products are highly-engineered and expensive to produce and many are still in development stages; therefore, the length of time between approaching a customer and delivering our products to that customer can span quarterly periods. As a result, quarter to quarter comparisons of our revenues and operating results may not be meaningful. In addition, due to our early stage of development, we cannot predict our future revenues or results of operations accurately.

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

In addition, effective patent, trademark, copyright and trade secret protection may be unavailable, limited, not applied for or unenforceable in foreign countries. Furthermore, although we typically retain sole ownership of the intellectual property we develop, our strategic alliance with General Motors provides for shared intellectual property rights in certain situations.

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

OUR POTENTIAL INVOLVEMENT IN INTELLECTUAL PROPERTY LITIGATION COULD NEGATIVELY AFFECT OUR BUSINESS.

         Our future success and competitive position depend in part upon our ability to obtain or maintain the proprietary intellectual property used in our principal products. Our ability to establish and maintain such a competitive position may be achieved in part by prosecuting claims against others who we believe are infringing our rights and by defending claims brought by others who believe that we are infringing their rights. Our involvement in intellectual property litigation could result in significant expense to us, adversely affect the sales of any products involved or the use or licensing of related intellectual property, and divert the efforts of our valuable technical and management personnel from their principal responsibilities, whether or not such litigation is resolved in our favor. In January, 2002, Lynntech Inc. commenced a legal action against us, alleging patent infringement. Although we believe the claim to be unfounded and without merit, there is no certainty the litigation will be resolved in our favor. If we are found to infringe the intellectual property rights of Lynntech, or others in such litigation, we may, among other things, be required to:

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

THE FUELS ON WHICH OUR FUEL CELL PRODUCTS RELY MAY NOT BE READILY AVAILABLE ON A COST-EFFECTIVE BASIS.

         If our customers are not able to obtain the fuels they will need to run our products on a cost-effective basis, we may be unable to compete with traditional power sources and our revenues and results of operations would be materially adversely affected. Our fuel cell products require oxygen and hydrogen to operate. While ambient air typically can supply the necessary oxygen, our fuel cells rely on hydrogen being derived from water or from fuels such as natural gas, propane, methanol and other petroleum products. Even if hydrogen is available to us, if its price is such that electricity produced by our systems would cost more than electricity provided through other means, we will be unable to compete successfully.

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

         Our principal target markets for our fuel cell products are the transportation, stationary and portable markets, and our business will suffer if environmental policies change and no longer encourage the development and growth of these markets. The interest by automobile manufacturers in fuel cell technology has been driven in part by environmental laws and regulations mainly in California and, to a lesser extent, in New York, Massachusetts and Maine. There can be no guarantee that these laws and regulations will not change. Changes in these laws and regulations could result in automobile manufacturers abandoning their interest in fuel cell powered vehicles. In addition, if current laws and regulations in these states are not kept in force or if further environmental laws and regulations are not adopted in these jurisdictions as well as in other jurisdictions, demand for vehicular fuel cells may be limited.

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

         Our principal shareholders, excluding General Motors Corporation, own more than 34% of our outstanding common shares. In addition, General Motors Corporation owns approximately 21% of our outstanding common shares. Accordingly, these shareholders may, if they act together, exercise significant influence over all matters requiring shareholder approval, including the election of a majority of our directors and the determination of significant corporate actions. This concentration could also have the effect of delaying or preventing a change in control that could be otherwise beneficial to our shareholders.

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

FUTURE SALES OF COMMON SHARES BY OUR EXISTING SHAREHOLDERS COULD CAUSE OUR SHARE PRICE TO FALL AND REDUCE THE VALUE OF A SHAREHOLDER'S INVESTMENT.

         If our shareholders sell substantial amounts of our common shares in the public market, the market price of our common shares could fall. The perception among investors that these sales will occur could also produce this effect. Share price declines may be exaggerated if the low trading volume of our common shares that we have experienced to date continues. These factors could also make it more difficult for us to raise additional funds through future offerings of our common shares or other securities.

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

IF THE CANADIAN DOLLAR WEAKENS AGAINST THE U.S. DOLLAR, WE MAY EXPERIENCE FOREIGN EXCHANGE LOSSES.

         Effective January 1, 2002, we adopted the U.S. dollar as the functional currency and monetary assets and liabilities denominated in a currency other than the U.S. dollar will give rise to a foreign currency gain or loss reflected in earnings. We currently hold approximately 50% of our short-term investments in Canadian dollars. To the extent that the Canadian dollar is weakened against the U.S. dollar, we may incur net foreign exchange losses. Such losses would affect our financial results and, consequently, our share price. In addition, a portion of our revenue is denominated in Euros and the Canadian dollar and we are therefore subject to the risk of exchange rate fluctuations between those currencies and the U.S. dollar.

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

         The following are our significant transactions and events that have occurred since January 1, 2002:

         - On April 16, 2002, we entered into an agreement to acquire EnKat GmbH for a purchase price of approximately $645,000, which was paid in cash on May 1, 2002. The principals of EnKat have been retained to lead Hydrogenics' efforts in Europe. EnKat provides process engineering services relating to the integration of testing environments for fuel cells and their components. We intend to rely on EnKat to establish operations in Europe and to bolster our technological expertise in fuel processing.

         - The General Motors-Hydrogenics alliance demonstrated a number of breakthroughs in 2002. We unveiled a fuel cell vehicle in China in February 2002. We successfully deployed a unique regenerative backup power generator in California. Finally, we demonstrated a regenerative vehicular auxiliary power unit on a hybrid-diesel truck.

         - General Motors engaged us to provide significant engineering services at its fuel cell development center in upstate New York and to test General Motors fuel cell stacks at our Mississauga, Ontario facility.

         - John Deere's ePower group engaged us to develop a fuel cell power module for integration into a John Deere fuel-cell powered commercial work vehicle.

         - We developed a strategic partnership with Dow Corning to jointly develop and commercialize an innovative, lower cost manufacturing process for sealing fuel cell stacks, electrolyzers and membrane electrode assemblies.

         - We delivered and demonstrated our first regenerative fuel cell power products. We demonstrated our 25kW backup power generator at a cell tower in California last summer, and later in the year, we delivered our 5 kW auxiliary power product to the U.S. military and subsequently unveiled it in a militarized General Motors vehicle.

         - We built and continued durability testing on our third generation power module, known as LP(2), for low pressure, low profile. We initiated the design and development of the LP(2) module in the second quarter of 2002, following the release of our second generation power module in April 2002. In December 2002, we delivered a HyPM-LP(2) power module to John Deere which they have since integrated into a demonstrator commercial work vehicle.

         - We continued to make excellent progress in developing our portable generator technology for expanded applications. Currently we are adapting our HyPort product line for Uninterruptible Power System (UPS) and Auxiliary Power Unit
                  (APU) installations, both of which are appealing to the military market.

         - In November 2002, we entered into a Cdn.$2.0 million contribution agreement with Natural Resources Canada, NRCan, and the Efficiency and Alternative Energy Program to integrate our fuel cell power module technology into a fuel cell-powered transit bus. The total project cost is Cdn.$5.75 million. NRCan is contributing Cdn.$2.0 million. We, and other project partners, are contributing Cdn.$3.75 million, which is comprised of material costs, labor and in-kind contributions.

         - On January 7, 2003, we acquired all of the issued and outstanding common shares of Greenlight Power Technologies, Inc. Greenlight, based in a 54,000 square foot headquarters and testing services facility in Burnaby, British Columbia, is a supplier of testing and diagnostic equipment to fuel cell stack manufacturers, component manufacturers, system integrators and research organizations. Greenlight provides a full suite of test equipment for fuel cell stack, stack component, reformer and system testing for companies focused on portable, stationary, and transportation fuel cell applications. The purchase price was $19.0 million, exclusive of expenses of $1.0 million relating to the acquisition. Consideration consisted of cash of $2.3 million and the issuance of 4,164,093 of our common shares with an aggregate value of $16.8 million at the acquisition date and representing approximately 8% of our outstanding common shares. Prior to our acquisition of Greenlight, our test business and our power products business were both operated out of our Mississauga, Ontario facility. The acquisition of Greenlight facilitated the creation of two dedicated business groups - one, located in Burnaby, British Columbia, focused solely on our test business and the other, located in Mississauga, Ontario, focused on developing our emerging power products business.

         Our principal executive offices are located at 5985 McLaughlin Road, Mississauga, Ontario, Canada L5R 1B8, and our telephone number is (905) 361-3660. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.

         Capital expenditures for the year ended December 31, 2002 were $1.5 million, compared with $3.1 million and $1.5 million for the years ended December 31, 2001 and 2000, respectively. This increase is attributable to equipment and facility expenditures related to outfitting our facilities and our expanded research and development efforts.

         We expect capital expenditure plans for 2003 and subsequent years to result in further investment in capital assets as we continue our manufacturing and development initiatives. Our current budget for 2003 includes a capital budget of approximately $3.2 million to purchase and manufacture testing and other equipment, primarily for our research and development programs but also in support of ongoing operational needs. Our capital requirements will be affected by many factors, including the success of our current product offerings, the ability to enhance our current products and our ability to develop and introduce new products that keep pace with technological developments in the marketplace. As at December 31, 2002 we had cash of $1.0 million and short term investments of $59.1 million.

         There have been no public takeover offers by third parties in respect of the Company's shares or by the Company in respect of other companies' shares.

                  B.       BUSINESS OVERVIEW.

OUR COMMERCIAL BUSINESS

         We are a leading developer and manufacturer of proton exchange membrane
(PEM) fuel cell automated test stations, fuel cell power products and a provider of engineering and other services. Our principal business is the commercialization of PEM fuel cells and PEM fuel cell systems for use in research and development, portable, stationary, transportation and other power applications.

         Currently, our key customers are primarily automotive companies, original equipment manufacturers, fuel cell and fuel cell component developers, and government agencies.

         Our power products are currently designed for premium power applications. These power products comprise fully integrated fuel cell power appliances and generators, as well as proprietary scalable fuel cell power modules for integration into original equipment manufacturer, or OEM, equipment. Our stand-alone power generators include portable and auxiliary power generators in the 500 watt to 20kW range. The initial target market for these products is the early adopting military market. In addition, we have developed a regenerative fuel cell backup power generator, which currently can generate 25kW, initially targeting the telecommunications market to provide reliable power at cell tower sites. Also, we are developing a 50kW stationary power generator with natural gas reformer for powering multi-dwelling complexes or commercial buildings.

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

         On October 16, 2001, we formed a strategic alliance with General Motors Corporation, or GM, to accelerate the development of fuel cell technology into global commercial markets. The alliance includes shared intellectual property rights and joint efforts in fuel cell product development, engineering, prototyping, testing, branding, and marketing strategies. As part of the agreement, GM received 11.4 million of our common shares, or approximately 21% of our outstanding shares. We also issued GM warrants to acquire an additional
2.5 million common shares, bringing GM's stake to approximately 24% of outstanding equity, assuming exercise of its warrants. GM also appointed a representative and one observer to our board of directors in conjunction with the alliance, resulting in the expansion of our board at that time, from seven directors to eight.

OUR PRODUCTS

         Since our inception and through the end of 2000, our revenues were derived solely from the commercial sale of our PEM fuel cell automated test stations. We expect to continue to market and sell our test stations for the foreseeable future. However, in 2001 we began to generate revenues from our commercial power products and system integration services. We currently have two segments from which we derive revenue: test equipment and services, and power products.

         For the past three years, the distribution of our revenues determined by the location of our customers was as follows:

                  2002     2001     2000
                 ------   ------   ------
                      (in thousands)
United States    12,715   $3,080   $5,098
Japan               703    2,081      ---
United Kingdom    1,108      600    3,442
Rest of World     1,314    1,657      343
                 ------   ------   ------
Total            15,840    7,418    8,883
                                   ======

         Our business is not subject to any seasonal fluctuations.

         We are dependent upon third party suppliers for certain key materials and components for our products. A supplier's failure to provide materials or components in a timely manner, or to provide materials and components that meet our quality, quantity or cost requirements could harm our ability to manufacture our fuel cell products. Currently we believe that we have ample sources and supply of our key materials and key components. To date, the pricing of our key materials and components has been stable.

OUR PRODUCTS IN DEVELOPMENT

         In addition to our fuel cell test stations, we are developing PEM fuel cell power generating systems, initially targeting premium power applications for which fuel cell power provides a solution to specific power requirements. In 2002, we redesigned our second-generation pressurized, HyPM power module, resulting in a new low-profile, low-pressure power module with improved performance, durability, reliability and modularity. The substantially fewer components and subassemblies result in significant cost reductions. In 2002, we also introduced the HyPORT-E regenerative Auxiliary Power Unit (APU). This product was developed under contract with the U.S. military and was subsequently unveiled in a General Motors military vehicle. We are currently working on a more compact second generation APU unit. In addition, we are developing regenerative fuel cell systems that can both generate electricity and produce hydrogen fuel from water and store it for later use in powering the fuel cell. We have not begun to manufacture commercial fuel cell systems in significant quantities.

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

         - Increasing desire for energy security and less dependence on foreign oil;

         -        Deregulation in the energy industry;

         - Operational efficiencies and other advantages of fuel cells over traditional power technologies;

         - Environmental concerns regarding conventional power technologies; and

         - Rising and volatile energy costs causing consumers to seek alternative means of producing energy.

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

         In connection with our test stations, the testing requirements of our customers are dictated by the power requirements of the applications for which they are developing fuel cells and fuel cells stacks. Our customers typically first test single fuel cells. Testing of a single fuel cell typically measures the current, in amps, generated by the fuel cell. A customer may begin to develop fuel cells with low currents of up to 300 amps and then move to the development of fuel cells with higher currents of up to 2000 amps. Single fuel cells are not capable of generating sufficient power to power an electrical application, such as automobiles or houses, so they are combined with other fuel cells to make up a fuel cell stack. Testing of a fuel cell stack typically measures the power, or kW level, generated by the stack. Generally, fuel cell stacks consisting of fuel cells with high electric current levels, such as 2000 amps, generate more electric power than stacks consisting of the same number of fuel cells but with lower electric current levels, such as 300 amps. A greater number of fuel cells in a fuel cell stack typically produces a fuel cell stack that can generate a greater amount of electric power. The amount of power produced by a fuel cell stack determines the commercial markets for its use. For example, a 4kW fuel cell stack could produce enough electricity to power a small house, whereas a 100kW fuel cell stack could produce enough electricity to power an automobile.

POWER PRODUCTS

         The following table sets forth our power products and describes their respective applications, target markets and development status:

PRODUCT                  APPLICATION                  TARGET MARKET              STATUS
HyUPS         Delivers 25kW power output for        Stationary              Pre-commercial
              backup power, with regenerative                               production
              capabilities

HyPM          Power modules for integration into    Transportation,         Commercial production
              a power appliance or propulsion       Stationary, Portable
              system

HyPORT        Delivers 2.5 to 5kW power output      Portable                Pre-commercial
              fueled by hydrogen stored in metal                            production
              hydride canisters

HyPORT C      Delivers 500W power output fueled     Portable                Pre-commercial
              by hydrogen generated by integrated                           production
              chemical hydride system

HyPORT E      Delivers auxiliary power              Transportation          Pre-commercial
              applications up to 5 kW using an                              production
              integrated electrolyzer to generate
              hydrogen from water using power
              from a vehicle's

PRODUCT                  APPLICATION                 TARGET MARKET              STATUS
              alternator
H2X           Electrolyzer uses PEM                 Stationary,             Pre-commercial
Electrolyzer  electrolysis as a fundamental         Transportation          production
              component of our
              regenerative fuel cell power
              systems

         POWER PRODUCTS

         A stationary power product, marketed under the name HyUPS and co-developed by us with GM provides backup power for telecommunications and other critical backup power markets. HyUPS is intended to provide a solution to problems associated with diesel gensets and battery banks that are currently providing backup power for telecommunications towers. The prototype unit is capable of delivering 25kW power output and has regenerative capabilities. In the HyUPS, a PEM electrolyzer recharges a hydrogen supply after grid power has been re-established, providing a low-maintenance self-fueling system. In the current prototype system, hydrogen is stored in an integrated high pressure cylinder. Longer power duration capabilities are achievable by adding storage modules. The HyUPS product is ready for commercial production in limited quantities.

         Our HyPM power modules are a fundamental building block of our commercial power products under development. Each HyPM power module includes a fuel cell stack with a full balance of plant system. The HyPM is designed so that it only requires a hydrogen fuel supply in order to deliver fully usable conditioned power to a power application. We have designed these modules to be modular and scalable to a large number of power applications and power ranges. In 2002, we manufactured 15 power nodules for a variety of customers and testing requirements. Our third generation HyPM-LP(2) power module, demonstrates superior performance with corresponding reductions in parts count, material costs and size. Although the HyPM product is in commercial production, we continue to develop it further.

         HyPORT represents our fundamental portable power technology. HyPORT is a fully integrated fuel cell system complete with hydrogen storage, designed to be a portable system that is capable of being reconfigured for auxiliary power applications. HyPORT is intended to provide a solution to problems associated with diesel gensets and battery banks that are currently providing temporary power for locations where grid access is not available. HyPORT was initially developed to meet the needs of the military market for tactically quiet generators and onboard power generation for military vehicles.

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

         HyPORT E is a regenerative fuel cell system that is designed for auxiliary power applications up to 5 kW. It is particularly well-suited for vehicular non-propulsion applications. The integrated electrolyzer generates hydrogen from water using power from the vehicle's alternator while the engine is running. After the engine is turned off the fuel cell power module uses the stored hydrogen to power on-board and off-board electrical loads.

         H2X Electrolyzer has been developed by us using proprietary technology in hydrogen generation using PEM electrolysis. We are demonstrating this technology as a fundamental component of Hydrogenics' regenerative fuel cell power systems, for example in our HyPORT E auxiliary power unit, as well as for stand-alone hydrogen generation.

FUEL CELL AUTOMATED TEST STATIONS AND MODULES

         The following table sets forth our fuel cell automated test stations and describes their respective applications, target markets and development status:

PRODUCT                       APPLICATION                   TARGET MARKET                 STATUS
FCATS             Automated control and monitoring of   Research & development,     4kW, 12kW, 24kW and
H / Hx Series     fuel cell stacks ranging from 2kW     production                  120 k Wsystems in
                  to 120kW                                                          commercial production

FCATS             Automated control & monitoring of a   Research & development      Commercial production
L Series          large active area single cell (up
                  to 1000cm squared) with current up
                  to 2000 amps

FCATS             Automated control and monitoring of   Research & development      Commercial production
S Series          single cell with total current
                  output of 300 amps

FCAVS             Automated performance verification    Fuel cell manufacturers     Commercial production
Residential       and incubation for quality
                  assurance of

PRODUCT                       APPLICATION                     TARGET MARKET                STATUS
                  manufactured fuel cell stacks for
                  residential fuel cell systems of
                  12kW and under

FCAVS             Automated performance                 Transportation, Stationary  Commercial production
                  verification and incubation for
                  quality assurance of manufactured
                  fuel cell stack for 2kW to 100kW

IMPACT            Standalone diagnostics module for     Research & development      Commercial production
                  measurement of the electrical
                  efficiency of a fuel cell

FUEL CELL AUTOMATED TEST STATIONS

         Our fuel cell automated test stations represent complete turnkey units that evaluate fuel cell design and performance by simulating, monitoring and controlling key parameters such as power load, temperature, pressure, humidification and potential contaminants in the system. Our test stations are built with proprietary software and advanced safety features, which permit unattended automated operation. The software controls, alters and monitors:

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

         FCATS. Our fuel cell automated test stations, marketed under the trade name FCATS, are industrial-grade test stations capable of operating multi-cell, large surface area stacks. Our FCATS product line consists of four models that cover fuel cell stack testing from 2kW to 120kW, which we believe covers the power range for most PEM fuel cell stacks currently in development. We also manufacture a smaller, more economical FCATS Screener model, which is an industrial-grade test station with a variety of features for testing single cells. In addition, we provide custom design and fabrication of test stations to meet specific customer needs. FCATS test stations are designed to keep pace with current manufacturing requirements as fuel cell commercialization progresses from the research and development stage to prototype production, and eventually to mass production.

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

         FCATS units are manufactured to order. We are continuing to improve the FCATS product line based on customer feedback and on new requirements identified in the market. In 2003, we plan to continue to expand our line of FCATS products in response to existing and new customer requirements. We believe that continuing to improve product design, manufacturing processes and supplier relationships will enable us to simplify the production process.

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

         On December 3, 2001, we signed a contract to supply GM with engineering support and related services at a GM fuel cell research facility in Honeoye Falls, New York. A two year contract extension was signed on March 31, 2003. Under the terms of this contract we will supply ongoing engineering, technical, testing, design and administrative support to GM's fuel cell development efforts at its Honeoye Falls development center.

OUR PRODUCTS IN DEVELOPMENT

         The following tables set forth our products in development and describes their respective applications, target markets and development status:

         BALANCE OF PLANT COMPONENTS AND SUBSYSTEMS

       PRODUCT                     APPLICATION                   TARGET MARKET                  STATUS
Controls (hardware &   Control and operation of PEM fuel     Transportation,             Commercial development
software)              cell systems for use in modules and   Stationary, Portable
                       balance of plant subsystems

Cathode subsystem      Humidification of fuel cell system    Transportation,             Commercial development
                       or power module                       Stationary, Portable

Seal-in-Place          In situ sealing of fuel cell and      Fuel cell manufacturers     Commercial development
                       components

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

         During 2002, we continued to develop our proprietary cathode subsystem. This is a balance-of-plant humidification system that we deploy in our FCATS products and in the development of fuel cell power modules. This humidification process is critical to the efficient operation of a fuel cell stack.

         During 2001, we entered into a collaborative agreement with Johnson Matthey, Inc. to develop a fully integrated fuel processor system. Fuel processing is a critical component in building a hydrogen infrastructure. The fuel processor is expected to incorporate Johnson

Matthey's proprietary fuel processing technology and our integrated system controls and subsystems.

         In 2002, we entered into a collaborative agreement with Dow Corning to jointly develop and commercialize an innovative, low cost manufacturing process for sealing fuel cell stacks, electrolyzers and membrane electrode assemblies.

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

         HyUPS. Our first premium power stationary product is marketed under the tradename HyUPS. This critical backup power product is initially targeted at telecommunications markets. The prototype unit is capable of delivering 25kW power output and regenerates its hydrogen fuel supply using an integrated electrolyzer after power is restored to the grid. We field-tested this product in the third quarter of 2002. Although the HyUPS product is in the prototype stage we believe there is a wide-ranging market for backup power systems in this power range.

         HyPORT. We have developed, with support from Natural Resources Canada and the Canadian Department of National Defense, a 2kW portable fuel cell system that powers a device for detecting chemical and biological agents. This technology is marketed under the name of HyPORT. We demonstrated our first prototype unit in the second half of 2000. We believe that products using this technology will have a broad range of commercial and military applications, such as powering of remote sensors, communication equipment, micro-cogeneration, micro-climate conditioning, robots, automated vehicles, navigation, personal electronics, weapon subsystems, silent watch and disseminated hydrogen production. Although the HyPORT product is in commercial production, we continue to develop it further.

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

         On January 10, 2001, we entered into a $2.0 million contribution agreement with Natural Resources Canada and the Climate Change Action Fund relating to the development of a stationary fuel cell system capable of generating power for use in multi-dwelling clusters and small commercial buildings. This agreement was subsequently amended on April 11, 2001. The total project cost is $6.0 million over two years. The Government of Canada is contributing $2.0 million: $1.6 million from the Technology Early Action Measures, or TEAM, a component of the Climate Change Action Fund, and $400,000 from NRCan. We are contributing $4.0 million to the project, which is comprised of material costs, labor and other in-kind contributions. This system, known as the Fuel Cell Energy Tap, or FCET, is expected to generate electricity by using PEM fuel cell technology, to be fueled by natural gas. We expect that each generator will be capable of providing 50kW of electrical power, as well as space and water heating.

         During 2002, we continued bench testing of our HyPM power modules in order to prepare them for integration into fuel cell power products. HyPM power modules have been designed to be adaptable to a wide variety of commercial applications without major modifications. Each HyPM power module incorporates a fuel cell stack, controller, and fuel and water management systems. We anticipate that the markets for the HyPM product will span transportation, stationary and portable markets. In 2002, we focused our development efforts on HyPM modules capable of generating 10kW and 20 kW of power. During 2002, we also made progress in the development or out 50kW stationary power generator, referred to as HySTAT, which is designed to be integrated with a natural gas reformer.

         In 2002, along with our strategic alliance partner, GM, we continued to accelerate the development of fuel cell technology into global commercial markets. This alliance encompasses a number of activities, including shared intellectual property rights and joint efforts in fuel cell product development, engineering, prototyping, testing, co-branding and marketing strategies.

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

         Our regenerative fuel cell systems, such as the HyUPS backup power generator, are designed to enable our customers to invest in a single system that can be applied to both refueling and electricity generation. We believe that the single system characteristic has significant economic benefits in markets where electricity costs can vary widely and where electricity can be generated from renewable sources such as solar and wind energy. Where electricity can be generated from renewable sources, a regenerative fuel cell system creates a sustainable energy solution. We are currently developing electrolyzer systems capable of supplying hydrogen for up to 50kW fuel cell power. We believe that our regenerative systems have the potential to achieve higher kilowatt hours per kilogram than advanced battery systems.

         Reformer Systems. We are involved in system integration of a fuel processor, or reformer, system with a fuel cell system for stationary applications. The current reformer system is capable of supplying hydrogen fuel for up to 50kW of fuel cell power.

         On April 18, 2001, we entered into a joint development agreement with Johnson Matthey, Inc., to develop a fully integrated fuel processor system. The fuel processor incorporates Johnson Matthey's proprietary fuel processing technology and our integrated system controls and balance-of-plant subsystems.

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

         Our first commercial product was our FCATS fuel cell test station. FCATS are marketed and sold by our direct sales and marketing staff to advanced fuel cell developers such as automotive companies, fuel cell component developers and research institutions. Our marketing efforts are global in scope and we have current plans to establish sales and service offices in strategic locations around the world. In addition to distributorship arrangements in Japan and Korea, we have established an Asia-Pacific regional office in Tokyo with a manager and five service and after-sales personnel. The Company's sales force is primarily organized by region for our test station line of products, and by product line for our fuel cell system products. We currently plan to expand our sales staff to cover our growing markets.

         Our sales and marketing strategies for our three principal markets are as follows:

         Transportation Market. Prior to 2001, our sales efforts focused solely on supplying fuel cell test stations to automotive manufacturers and OEMs. Delivered fuel cell test stations range from 2kW to 120kW, and include most aspects of the balance of plant required to control and operate a full range of fuel cell stacks. Since 2001, we have been developing fuel cell propulsion systems for early-adopting power applications in this market, such as off-road vehicles and forklift trucks.

         In 2002, along with our strategic alliance partner, GM, we have continued to accelerate the development of fuel cell technology into global commercial markets. The alliance includes shared intellectual property rights and joint efforts in fuel cell product development, engineering, prototyping, testing, branding, and marketing strategies. We believe that this alliance will greatly enhance our efforts in the transportation market.

         In December 2002, we delivered a HyPM-LP2 power module to John Deere for integration into a demonstrator commercial utility vehicle.

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

         Stationary Market. We intend to focus our sales and marketing efforts in the stationary power market on the sale of our industrial-grade test stations and fuel cell power modules and systems that can be applied directly to the stationary power market. We believe that as we improve the efficiencies of our systems and production costs decrease, an increase in the demand for clean, high quality uninterruptible electric power will lead to broader market opportunities for our products.

         Our first targeted stationary market is the critical backup power market, in particular the telecommunications market. We have developed our first stationary power product, the HyUPS, for this premium market and conducted field tests in 2002 at a cell tower site in southern California.

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

         Portable Market. We expect that our primary near-term customer for portable fuel cell systems, in which we include auxiliary power units, will come from the military market. However, we believe that there is an expanding market for portable power generation for applications such as scientific and environmental monitoring, remote and extreme weather power generation, control instrumentation at remote sites, and other specialty applications. Portable power generators also can fulfill back-up power requirements, especially as high power demands on the power grid cause an increase in random electrical black-outs and brown-outs. We believe that fuel cell systems can be marketed by highlighting the significant advantages such systems enjoy over existing technologies for these applications. Our intention is to establish non-exclusive supplier relationships with large volume major retailers and with existing OEMs who wish to expand into a fuel cell line. In either case, our current intentions are to supply fuel cell power modules to these customers to be built into an end product. As we develop portable fuel cell systems and as our manufacturing costs decline, our long-term objectives are to form non-exclusive strategic relationships or joint ventures with leading industry partners.

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

         We have been granted five patents on our technology in the United States and Canada. In 2002, 53 new patent applications were filed in Canada and the United States. We currently have in excess of 158 patent applications pending worldwide representing over 60 separate inventions.

TECHNOLOGY DEVELOPMENT FUNDING ARRANGEMENTS

         We typically retain sole ownership of the intellectual property we develop. However, our strategic alliance with GM provides for shared intellectual property rights. As part of this agreement, we have a global, royalty-free license to certain GM fuel cell technology and related intellectual property for use in certain applications and markets. We have these rights in perpetuity, including subsequent improvements to the licensed technology.

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

         The Government of Canada. In the first quarter of 2001, we entered into a contribution agreement with the Government of Canada, pursuant to which the Government of Canada, through the Climate Change Action Fund and NRCan, agreed to contribute up to Cdn.$2.0 million to be used in the development of a 50kW fuel cell power generator fueled by natural gas. The total project cost is Cdn.$6.0 million over two years. The Technology Early Action Measures component of the Climate Change Action Fund is contributing Cdn.$1.6 million to the project and NRCan is contributing Cdn.$400,000. We are contributing Cdn.$4.0 million to the project, which is comprised of material costs, labor and other in-kind contributions. Under this agreement, NRCan receives a royalty equal to 4% of all revenue we receive for the licensing and sale of the intellectual property related to this project. This royalty right expires upon the earlier of NRCan recouping the amount of the funding given to us or 10 years. We retain all intellectual property rights in this project, provided that we pursue the commercialization of the intellectual property, subject to a non-exclusive royalty-free license granted to Canada in perpetuity to use or sublicense the intellectual property rights, should we decide not to commercialize the technology.

         The Government of Canada. In the fourth quarter of 2002, we entered into a contribution agreement with the Government of Canada, pursuant to which the Government of Canada, through the Efficiency and Alternative Energy Program and NRCan, will support the integration of our power module technology into a next-generation fuel cell-powered transit bus. In the current phase of the project, the Government of Canada will contribute Cdn.$2.0 million towards the project which is scheduled for completion in March, 2004. The balance of the Cdn.$5.75 million project, comprised of material costs and labor and other in-kind contributions, will be contributed by us and other project partners. We expect a second phase of the project, with additional funding, to commence immediately upon completion of phase one. We expect that the project to be completed by March, 2005. Under this agreement, we will pay NRCan 2% of all revenue received for the licensing and sale of the intellectual property related to this project. This royalty right expires upon the earlier of NRCan recouping the amount of the funding given to us or 10 years. We retain intellectual property rights in this project, provided that we pursue the commercialization of the intellectual property, subject to a non-exclusive royalty-free license granted to Canada in perpetuity to use or sublicense the intellectual property rights, should we decide not to commercialize the technology.

COMPETITION

         We expect to compete against current conventional technologies, other fuel cell developers and other alternative power sources in all of our targeted markets. In the fuel cell industry, we expect to compete in both the fuel cell system and the fuel cell automated test station areas.

         Fuel Cell Automated Test Stations. In the fuel cell automated test station area, we compete primarily on the basis of product features, performance, reliability, price and access to service. A number of companies currently manufacture fuel cell automated test stations. These companies include Greenlight Technologies, which we acquired in January of 2003, Emprise Corporation, ElectroChem, Inc., Lynntech, Inc. and Teledyne Energy Systems, Inc. In addition to the companies which currently manufacture test stations, most large fuel cell developers and original equipment manufacturers have some degree of internal test station development.

         Fuel Cell Systems & Systems Integration Services. In the commercial production of fuel cell systems and subsystems and the provision of systems integration services, we expect to compete with companies who currently have fuel cell and fuel cell system development programs. Companies involved in fuel cell development programs include Ballard Power Systems Inc., United Technologies Corporation, Analytic Power Corporation, DeNora spa, Energy Partners, Inc., Honda Motor Co. Ltd., Idatech, LLC, Plug Power Inc., Toshiba Corporation, the Toyota Motor Corporation, Giner, Inc., Quantum Technologies Inc. and Proton Energy Systems Inc. Companies with programs for fuel cells other than PEM fuel cells include Fuel Cell Energy Inc., Fuji Electric Co., Ltd., Global Thermoelectric Inc., Hitachi, Ltd. and United Technologies Corporation.

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

LEGAL PROCEEDINGS

         In January, 2002, Lynntech Inc. commenced a legal action against us in federal court (Southern District, Texas), alleging patent infringement. We believe we have meritorious defenses to the claims in this suit and we intend to contest the lawsuit vigorously. However, there can be no assurance that we will be successful, and an adverse resolution of the lawsuit could have a material adverse effect on our financial position and results of operations. We are not presently able to reasonably estimate potential losses, if any, related to the lawsuit. In addition, the costs to us of defending this or any other litigation or proceeding, even if resolved in our favor, could be substantial.

         A.       ORGANIZATIONAL STRUCTURE.

         We have five wholly-owned subsidiaries: Hydrogenics USA, Inc., incorporated under the laws of the State of Delaware, Hydrogenics Japan Inc., incorporated under the laws of the Province of Ontario, EnKat GmbH and Hydrogenics GmbH, each incorporated under the laws of Germany, and, Greenlight Power Technologies, Inc. incorporated under the laws of Canada.

         B.       PROPERTY, PLANT AND EQUIPMENT.

         We manufacture our products at our registered and head office at 5985 McLaughlin Road, Mississauga, Ontario, Canada L5R 1B8. This facility is approximately 96,000 square feet.

We moved to this facility in October 2000, and our lease for this facility expires in August 2005. Our main activities at this facility involve the manufacture of our test station products and research and development of our fuel cell products. On January 7, 2003, we acquired all of the issued and outstanding common shares of Greenlight Power Technologies and Greenlight's 54,000 square foot headquarters and testing services facility in Burnaby, British Columbia. The lease for this facility expires in December 2004.

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

         In December 2000, we leased a 9,600 square foot facility in Rush, New York. The lease for this facility expires in December 2003.

ITEM 5.           OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

         The following sets out management's discussion and analysis of our financial position and results of operations for the years ended December 31, 2002, 2001 and 2000. All financial information is reported in U.S. dollars. Our consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). Canadian GAAP differs in some respects from U.S. GAAP and these measurement differences have been disclosed in note 22 of our consolidated financial statements.

OVERVIEW

         We are a leading developer and manufacturer of proton exchange membrane
(PEM) fuel cell automated test stations, fuel cell power products and a provider of engineering and other services. Our principal business is the commercialization of PEM fuel cells and PEM fuel cell systems for use in research and development, portable, stationary, transportation and other power applications. We have demonstrated expertise in PEM fuel cell test and optimization equipment, which represent the first phase of commercialization of PEM fuel cell systems. We have over 350 test stations installed across more than 50 customer sites capable of generating well over 1,000 kW of power.

         Our commercial series of fuel cell advanced testing systems, FCATS, are designed for the control and testing of fuel cells. This equipment has become a critical enabling tool for many of the world's leading fuel cell technology developers, allowing stacks to operate as part of a sophisticated, fully integrated fuel cell power system. The versatile and extensive operating parameters of the FCATS product line enable customers to test and optimize stacks and other fuel cell components or systems in a rigorous and verifiable manner.

         The FCATS product line extends from a screener, capable of testing up to 2 kW, to full stack testing machines, capable of operating at up to 120 kW of power. In addition to growing power requirements for test equipment, we have differentiated our product line by offering:

         -        Advanced safety features;

         -        Rapid transient response capability;

         -        Accurate, dynamic control of humidification;

         -        Real-time reformate blending and control;

         -        Sophisticated unattended operation; and

         - High precision instrumentation for reliability and repeatability.

         Prior to our acquisition of Greenlight Power Technologies Inc. in January 2003, our test business and our power products business were both operated out of our Mississauga facility. The acquisition of Greenlight has facilitated the creation of two dedicated business groups - one, located in Burnaby, British Columbia, focused solely on our test business and the other, located in Mississauga, Ontario, focused on developing our emerging power products business.

         We made significant progress in 2002 on the development of our power products business. Our commercialization strategy continues to focus on premium power markets. Premium power markets are attractive for a number of reasons, not the least of which is the fact that they are populated with early adopters of technology. Early adopters such as those in R&D, military, aerospace and backup power markets, possess the technical sophistication to work with new technologies. As such, they are integral to our efforts to develop new and viable power solutions. In addition, these markets yield premium prices for workable solutions, a key factor in meeting our overriding goal of commercial sustainability.

         Lower production volumes associated with supplying these markets is another important attribute. We expect that higher selling prices, combined with smaller production runs, will provide us with positive margins and, more importantly, learning cycles on a reduced level of capital investment. Given that fuel cell technology will continue to undergo significant change for some time, the alignment of our investment in R&D and manufacturing capacity, to the cost and adoption rate of the technology, is critical to our objective of commercial sustainability.

In addition, by targeting niche premium power markets, we expect to build enduring customer relationships that will sustain our growth as fuel cells gain traction in commercial markets. Successfully addressing premium power markets should provide the cash flow and, most importantly, the necessary experience for us to succeed in the higher volume commercial and consumer markets of the future.

         In 2003 we will continue to balance financial sustainability with growing product and market opportunities. Our commitment to meeting milestones is well established and all goals for 2002 were met or exceeded. For 2003, we would like to:

         - Become the first publicly traded fuel cell company to achieve breakeven operating cash flow;

         - Partner with industry leaders to access funding, further develop technology and create new market opportunities;

         -        Drive cost reductions in parts, materials and labor;

         - Deliver prototypes for field testing in multiple premium power markets;

         - Develop modular architecture to accommodate a wider array of applications and power ranges;

         -        Launch a next generation test and diagnostic product line; and

         - Expand our customer base in all regions for fuel cell test and power products.

         While the past is never a guarantee for the future, we believe that our track record at this early stage of the evolution of the fuel cell industry bodes well for continued success in 2003.

Basis of presentation and accounting policies

         Our accounting policies are detailed in note 2 of our consolidated financial statements, with critical accounting policies highlighted below.

REVENUE RECOGNITION

         Revenues related to the sale of fuel cell test stations, power modules and fuel cell system components are recorded when goods are delivered, title passes to the customer, consideration is fixed and determinable, and collection is reasonably assured.

         Revenues relating to system integration, engineering and testing services are recorded as services are rendered.

         Revenues from sale-type lease arrangements are recognized when all the following criteria are met; evidence of an agreement exists; goods are delivered; consideration is fixed or determinable, and collection is reasonably assured.

         Revenues from long-term contracts are determined under the percentage-of-completion method, whereby revenues are recognized on a pro rata basis in relation to contract costs incurred.

FOREIGN CURRENCY TRANSLATION

As a result of increased U.S. dollar denominated transactions, effective January 1, 2002 the U.S. dollar was adopted as our functional currency. This change was applied prospectively. Monetary assets and liabilities are translated at the rate of exchange at the end of the year. Non-monetary assets are translated at historical rates of exchange. Revenues and expenses denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the rate of exchange on the date of the transaction, except for depreciation and amortization which are translated at historical rates. Translation gains and losses primarily arise from the translation of monetary assets and liabilities and are reflected in the results of operations.

STOCK-BASED COMPENSATION

         Effective January 1, 2002, we adopted the new Canadian standard for reporting stock-based compensation. This standard applies to all awards granted on or after January 1, 2002 and requires the fair value based method of accounting for direct awards of stock to employees and equity instruments granted to non-employees. For stock options granted to employees, this standard allows either the recognition of compensation expense based on the estimated fair value at the date of grant or, alternatively, note disclosure of pro-forma net earnings and earnings per share data as if the stock-based compensation had been recognized.

         We have opted for note disclosure of the pro-forma net earnings and earnings per share.

USE OF ESTIMATES

         The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates made by management include allowances for potentially uncollectible accounts receivable, warranty provisions, useful life estimates for acquired intellectual property and other long-lived assets, valuation allowances for future income tax assets, stock option volatility, expected life of stock options and provisions for costs to complete contracts in progress.

RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

REVENUES

         Revenues were $15.8 million for the year ended December 31, 2002 compared with $7.4 million for 2001. The year-over-year annual increase was driven by all revenue categories with test revenues up 36 percent, power products up 55 percent and engineering services up 1,325 percent, as compared with 2001 annual revenues.

(millions of U.S. dollars)               2002         2001
Test                                      5.6          4.1
Power Products                            4.5          2.9
Engineering Services                      5.7          0.4
Total                                    15.8          7.4

         Test revenues include revenues related to the manufacturing and sale of test equipment, upgrades to test equipment and in-house testing of customer supplied components. FCATS equipment orders improved considerably in 2002 following the launch of our new models, resulting in record backlog of confirmed orders for test equipment sales entering into 2003.

         Testing services emerged as a significant contributor to 2002 test revenues and is the primary reason for the year-over-year growth in test revenues. Testing services are anticipated to be a growth area for test revenues going forward. We have 25 test stations available for third party testing contracts or internal research and development activity. We anticipate adding to the number of test stations available for third party testing in support of the growing demand for these services.

         Power products revenues include revenues related to system integration, fuel cell stacks, power modules and auxiliary power modules. Power products revenues increased to $4.5 million during 2002 compared with $2.9 million in 2001. Increased unit sales of fuel cell prototypes were the primary contributor to the growth in revenue. Capitalizing on the success of our research and development activity and our growing relationships with leading fuel cell programs around the world, power products have come to represent a new and growing area of our business.

         Engineering service revenues are derived from an engineering services contract with General Motors, pursuant to which we provide technician and support services at a General Motors facility. This service contract commenced in late 2001 and was not a significant part of revenues during 2001. These services peaked in 2002, and while we will continue to have engineering services revenue during 2003, we anticipate an approximate 30 percent decline in revenues from this contract.

Geographic breakdown:

         North American revenues have experienced the most significant growth, due primarily to the growth in engineering services revenues. The 40 percent growth in European revenues was, in part, a result of the acquisition of EnKAT GmbH (EnKAT) in May 2002. The decline in Asian revenues is timing related as production for confirmed orders was delayed until late 2002 and will be shipped in 2003.

                                       2002          % OF          2001         % OF
                                       $            REVENUES       $          REVENUES
N.A. - Test and Power Products         7,177           46         3,181          736%
N.A. - Engineering Services            5,758           36           378            5
Europe                                 1,930           12         1,400          198%
Asia                                     975            6         2,459        590.6%
                                      ------        --------      -----       ------
                                      15,840          100         7,418          100%

         The majority of our revenues continue to be concentrated with three customers. Our three largest customers contributed 75 percent, 70 percent and 80 percent of total revenues for the years 2002, 2001 and 2000, respectively. Excluding our engineering services contract with General Motors, our three largest customers contributed 60 percent of total revenues for 2002. Consistent with prior years, the composition of our three largest customers has changed in each of the years. For 2002, two of our top three customers are new and the revenues from these new customers were derived from power products.

         Revenues from General Motors for 2002 were $9.9 million, or 63 percent of total revenues, compared with $3.2 million, or 43 percent of total revenues, for 2001 with the vast majority of the increased revenues coming from the relatively low-margin engineering services.

         Based on preliminary information, we expect consolidated revenues to approximately double in 2003. The acquisition of Greenlight in January 2003 will contribute to the increase as will expanded marketing and service efforts in Asia and Europe.

COST OF REVENUES

         Cost of revenues was $10.7 million for 2002 compared with $4.9 million for 2001. Cost of revenues consists primarily of materials and direct labour, relating to engineering, design and build. The costs of providing engineering services, although heavily oriented towards research and development activities, are matched with corresponding revenues and are included in cost of revenues. The year-over-year increase of 118 percent is directly related to the increases in revenues described above.

         We expect to realize certain cost of sales synergies as a result of the integration of Greenlight with Hydrogenics.

GROSS PROFITS

         Gross profits were $5.1 million, or 32 percent of revenues for the year ended December 31, 2002 compared with $2.5 million, or 33 percent of revenues for 2001. Gross margins, of 39 percent from test and power products combined, drove this stronger than anticipated performance. Engineering services, although contributing positively to gross profits, somewhat offset these strong gross margins, causing the overall gross margins to come in at 32 percent.

         For 2003, we expect gross profits, as expressed in absolute dollars, to increase due primarily to an anticipated increase in revenues. Gross margins, as a percent of revenues, may decline somewhat as we expect engineering services gross profits to decline due to both a reduction in contracted revenues as well as a decline in corresponding gross margins.

         Increased gross profits due to revenue growth and consistent gross margins are important to the achievement of breakeven operating cash flow, as measured by earnings before interest, taxes, depreciation and amortization, EBITDA. These positive gross profits combined with grants received for research and development projects are used to fund our market and product development activities.

SELLING, GENERAL AND ADMINISTRATION

         Selling, general and administration expenses (SG&A) were $6.7 million for the year ended December 31, 2002 compared with $4.4 million for 2001. SG&A consists primarily of wages and salaries relating to our sales, marketing and corporate staff, professional fees, travel, insurance and facilities costs. We are expecting SG&A to grow at a slower pace than the anticipated increase in gross profits as we gain economies of scale and improve productivity. The 51 percent increase in SG&A in 2002 compares favorably with a 113 percent increase in revenues and 107 percent increase in gross profit. The year-over-year increase in SG&A is attributable primarily to four factors:

         - Increased wages and salaries relating to our sales, marketing and corporate staff. Average SG&A headcount grew, year-over-year from 25 to 40 people, with Germany and Japan contributing 75 percent of the growth;

         - Increased insurance costs. Insurance rates are up 30 percent year-over-year;

         - Expansion of our German operations after the EnKAT acquisition from four to ten employees; and

         - Increased legal fees associated with our defence of a patent infringement claim against us.

         We expect SG&A to increase in 2003, due in part to the acquisition of Greenlight in January 2003, as well as, our increasing efforts to develop market opportunities for power products. Certain SG&A synergies are expected to be realized as a result of the integration of Greenlight with Hydrogenics.

RESEARCH AND DEVELOPMENT

         Research and development (R&D) expenses were $4.2 million for the year ended December 31, 2002, compared with$3.5 million for the year ended December 31, 2001. R&D expenses consist of materials, labor costs and benefits, legal fees for the protection of intellectual property and overhead attributable to research and development activity.

         Alignment of resources with market and product development opportunities remains a critical element in growing Hydrogenics at a sustainable pace. Our R&D efforts remain focused on viable commercial applications and continue to be funded by:

         -        Positive gross profits;

         -        Government research grants;

         -        Joint development agreements; and

         -        Existing cash reserves, where necessary.

         The new "LP2" power module was a substantial component of our increased R&D activity during 2002.

RESEARCH AND DEVELOPMENT GRANTS

         R&D grants were $0.5 million for 2002, compared with $1.2 million for 2001. We are actively pursuing additional government funding opportunities and have secured substantial new R&D grants including a recently announced bus project with Natural Resources Canada.

         We expect that these R&D grants, combined with an anticipated increase in gross profits, will help drive us to operating cash flow breakeven in 2003. Government agencies are increasingly expected to play a key role in support of the necessary technology and product demonstrations required to bring fuel cells to commercialization.

         R&D grants, which include government funding and monies received under joint development agreements, are disclosed as a reduction of expense in the Consolidated Statements of Operations and are not included in revenues.

DEPRECIATION OF PROPERTY PLANT AND EQUIPMENT

         Depreciation expense was $1.3 million for the year ended December 31, 2002, compared with $0.7 million for the year ended December 31, 2001. The majority of the increase is a result of additional test equipment purchased and manufactured during the year and the full year's depreciation of test equipment acquired and manufactured in 2001.

         Depreciation is expected to increase in 2003 with full year charges on equipment added during 2002, the acquisition of Greenlight and the expected addition of more equipment during 2003.

AMORTIZATION OF INTANGIBLE ASSETS

         Amortization of intangible assets was $15.2 million for the year ended December 31, 2002, compared with $3.5 million for the year ended December 31, 2001. The majority of the increase is attributable to the amortization of intangible assets that we purchased from General Motors in October 2001. Pursuant to that transaction we purchased a perpetual royalty free intellectual property license to use certain fuel cell stack technology, in exchange for common shares and share purchase warrants in Hydrogenics. The value of acquired intellectual property and the corresponding expected life of this asset were estimated by management with verification from an independent valuator.

         On May 1, 2002, we acquired all the issued and outstanding shares of EnKAT based in Gelsenkirchen, Germany. EnKAT designs and manufactures test systems for fuel cells, reformers and electrochemical engines and is our only European subsidiary. Part of the purchase included management services contracts for five years with each of the two principals of the acquired company. The fair value of these contracts on the date of acquisition was $0.6 million, which is being amortized on a declining basis at an annual rate of 50 percent.

         On January 7, 2003, we acquired all the issued and outstanding shares of Greenlight, based in Burnaby, British Columbia, Canada. Greenlight designs and manufactures test systems and will be our principle operating subsidiary for test equipment and test services.

         Assuming no additional intangible asset purchases or value impairment, and factoring in the intangibles related to the Greenlight acquisition, the projected amortization charge for the next five years will be:

                                         $(000's)
2003                                     13,746
2004                                      9,327
2005                                      5,632
2006                                        970
2007                                        485

         We will continue to highlight the non-cash impact on earnings of these amortization charges while they continue to have material impact on financial results. In 2002, this non-cash impact was $15.2 million, or $0.32 per share, compared with $3.5 million, or $0.8 per share, in 2001.

         For 2003, the non-cash impact of the amortization of intangibles is expected to be $13.7 million, or $0.28 per share.

PROVINCIAL CAPITAL TAX

         Provincial capital tax expense was $0.2 million for the year ended December 31, 2002, compared with $0.1 million for the year ended December 31, 2001. The increase results from holding a higher proportion of net assets at year end in a form which is subject to tax.

INTEREST AND BANK CHARGES

         Interest income, net of bank charges and interest expense, was $1.1 million for the year ending December 31, 2002, compared with $2.9 million for 2001. The decrease in interest income is a direct result of lower rates of investment interest returns combined with lower cash balances.

         Our investments are held exclusively in short-term high quality corporate or government backed notes.

FOREIGN EXCHANGE

         A net foreign exchange gain of $0.5 million was reflected in results of operations for the year ended December 31, 2002 compared with a net foreign exchange gain of $3.0 million for the year ended December 31, 2001. The 2002 foreign exchange gain was primarily attributable to holding Canadian denominated short-term investments at a time when the Canadian dollar strengthened against the U.S. dollar.

         Effective January 1, 2002 we adopted the U.S. dollar as our functional currency. As a result, monetary assets and liabilities denominated in a currency other than the U.S. dollar give rise to a foreign currency gain or loss reflected in earnings. Prior to this date, the Canadian dollar was our functional currency. The 2001 foreign exchange gain was primarily attributable to holding U.S. denominated short-term investments in the context of a weakening Canadian Dollar.

         We currently hold approximately 54 percent of our short-term investments in Canadian dollars. Over time, we anticipate that the majority of our cash and short-term investments will be held in U.S. dollars, thereby minimizing our exposure to foreign currency translation gains and losses.

INCOME TAXES

         Income tax expense was $0.3 million for the year ended December 31, 2002, compared with $0.2 million for the year ended December 31, 2001. The expense is attributable to the federal large corporations tax, which is based on our taxable capital. Similar to the Provincial capital tax, changes in this expense are partially dependent on the eligibility of certain short-term investments being deducted from net assets to arrive at our tax base.

         There was no tax on income for the years ended December 31, 2002 and 2001 due to tax losses of the Company. Due to historical losses, we have provided a valuation allowance against the full amount of tax loss carry forwards of $12.2 million.

NET LOSS FOR THE YEAR

         The net loss was $20.6 million for the year ending December 31, 2002 compared with $2.8 million for the year ended December 31, 2001. Excluding the non-cash amortization of intangibles of $15.2 million in 2002 and $3.5 million in 2001, the net loss would have been $5.4 million for 2002 compared with a net income of $0.6 million for 2001. The non-cash amortization of intangibles has been highlighted because of its significant impact on operating results without a corresponding impact on cash flow.

         The year-over-year reduction in earnings of $17.8 million is primarily attributable to:

Gross margin                                                            $ 2.7 million
Non-cash amortization intangible assets                                ($11.8 million)
Other income and expenses -- including foreign exchange and interest   ($ 4.4 million)
Other operating expenses                                               ($ 4.2 million)
Other                                                                  ($ 0.1 million)
                                                                        -------------
Total                                                                  ($17.8 million)

         Loss per share was $0.43 for the year ended December 31, 2002 compared with $0.07 for the year ended December 31, 2001. Excluding the non-cash amortization of intangibles of $0.32 per share in 2002 and $0.09 per share in 2001, basic and fully diluted loss per share was $0.11 for the year ended December 31, 2002 compared with basic and fully diluted earnings per share of $0.02 for the year ended December 31, 2001.

SHARES OUTSTANDING

         For the year ended December 31, 2002, the weighted average number of shares used in calculating the loss per share was 48.4 million shares. The number of common shares outstanding at December 31, 2002 was 48.8 million shares. For the year ended December 31, 2001, the weighted average number of shares used in calculating the loss per share was 38.2 million shares. The number of common shares outstanding at December 31, 2001 was 47.9 million.

         Options granted under our stock option plan and share purchase warrants outstanding have not been included in the calculation of the loss per share as the effect would be anti-dilutive.

         Stock options outstanding were 2.6 million as at December 31, 2002 of which 1.6 million were exercisable. There were 2.5 million share purchase warrants outstanding, of which 864 thousand were exercisable. Consistent with Canadian and U.S. GAAP, information on stock options has been disclosed in notes 10 and 21 of our consolidated financial statements.

         Over the past year our three founders have elected to engage in some personal financial diversification by selling a relatively small percentage of their direct holdings in Hydrogenics. These sales are from personal direct shareholdings and do not result from the exercise of stock options. Therefore, as they sell, there is no corresponding dilution but rather, increased liquidity in our public float. These selling programs are in full compliance with applicable securities legislation and have been disclosed on a quarterly basis. In selling these shares, the founders have entered into irrevocable contracts to sell shares over an extended period of time and as such they have no opportunity to "time the market".

RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

REVENUES

         Revenues were $7.4 million for the year ended December 31, 2001 compared with $8.9 million for 2000. The reduction in revenues was attributable to a decline in units of test equipment sold. We believe test equipment sales were curtailed or deferred because of weak economic and capital markets in 2001. The reduction in revenue due to test equipment deferrals was somewhat mitigated by sales of power products and other growing streams of revenue.

         In addition to test equipment sales, our revenue mix broadened during the year to include power modules, systems integration and fuel cell related engineering services. Test equipment accounted for approximately 55 percent of revenues in 2001, compared with nearly all revenues being derived from test equipment in 2000.

         Geographically, there was a significant expansion of our business in Asia, particularly in Japan. Asia accounted for 33 percent of total revenues, compared with 3 percent of total revenues in 2000; North America and Europe combined, accounted for 67 percent in 2001 compared with 97 percent in 2000.

                                      2002            % OF        2001          % OF
                                       $            REVENUES      $           REVENUES
North America                         3,559            48%        5,133         57.8%
Asia                                  2,459          33.1%          308            3
Europe                                1,400            19%        3,442         38.7%
                                      ------        --------      -----       --------
                                      7,418           100%        8,883        100.0%

         Although our customer base expanded in 2001, the majority of our revenues were still concentrated with our three top customers. For 2001, 2000 and 1999 our three largest customers contributed 70 percent, 78 percent, and 80 percent, respectively, although the specific customers within this group have changed during this period.

GROSS MARGIN

         Cost of revenues were $4.9 million for the year ended December 31, 2001 compared with $6.5 million for the year ended December 31, 2000.
Correspondingly, gross margins were $2.5 million, or 33 percent of revenues, for the year ended December 31, 2001 compared with $2.4 million or 27 percent for 2000.

         Changes in gross margin percentages were attributable to the product mix and degree of customization on specific projects. Individual projects, due to their relatively large size, can have a significant impact on the overall gross margins. During the fourth quarter of 2000 there were a number of low margin contracts that impacted the overall gross margins.

         Cost of revenues comprises materials, direct labor costs and benefits, and indirect labor costs and benefits relating to engineering and design and overhead.

Selling, General and Administration

         SG&A was $4.4 million for the year ended December 31, 2001, compared with $2.1 million for 2000.

         The significant increase in SG&A in 2001 was a result of:

         - full year operation in the Mississauga, Ontario, head office and Rush, New York, facilities with the associated costs;

         - increased sales and marketing in Asia and support for our marketing efforts in broader geographic areas;

         - full year costs for administrative and support staff hired in late 2000; and

         - full year costs associated with being a public company including insurance, investor relations and fulfilling strong corporate governance requirements.

RESEARCH AND DEVELOPMENT

         R&D expenses were $3.5 million for the year ended December 31, 2001, compared with $0.8 million for the year ended December 31, 2000.

         Material costs related to specific development projects, combined with an approximate tripling of research and development staff were the primary contributors to the increase in R&D expenses in 2001.

         R&D efforts were funded by internal cash reserves as well as government research grants and joint development agreements. The external funding arrangements were not included in revenues but recorded as a reduction to our R&D expenses.

         For financial statement presentation purposes, we reclassified depreciation expense on R&D equipment from R&D expense to depreciation expense. This resulted in a reduction in the R&D expense of $0.4 million for 2001 and $0.1 million for 2000.

DEPRECIATION OF PROPERTY PLANT AND EQUIPMENT

         Depreciation expense was $0.7 million for the year ended December 31, 2001, compared with $0.2 million for the year ended December 31, 2000. The majority of the increase was a result of test equipment used in research and development programs.

 Amortization of Intangible Assets

         In October 2001 we purchased from General Motors, in exchange for common shares and share purchase warrant in Hydrogenics, a perpetual royalty-free intellectual property license to use certain fuel cell stack technology. As a result of this transaction, General Motors became a related company holding a 24 percent of our common shares. The value of the intangible assets and the corresponding expected life of the asset were estimated by management with verification from an independent valuator. The intangible assets are being amortized on a declining basis of 50 percent per year which reflects the rapid change in technology during the initial years. The declining balance method of amortization was considered to best reflect the pattern in which the economic benefits of the intangible assets will be consumed by the Company.

ACCRUED DIVIDEND AND AMORTIZATION OF DISCOUNT ON PREFERRED SHARES

         Concurrent with our initial public offering in November 2000 all issued and outstanding preferred shares were converted to common shares. Under Canadian GAAP issued and outstanding preferred shares were treated, in part, as debt.

PROVINCIAL CAPITAL TAX

         Provincial capital tax expense was $0.1 million for the year ended December 31, 2001, compared with $0.3 million for the year ended December 31, 2000. The decrease is a result of investment allowances, which in part are based on the maturity terms of short-term investments. The increase in provincial capital tax from 1999 is directly attributable to our initial public offering on November 1, 2000. Due to timing of the initial public offering the above-mentioned investment allowances were not available for the year ended December 31, 2000.

INTEREST AND BANK CHARGES

         Interest income, net of bank charges and interest expense, was $2.9 million for the year ending December 31, 2001, compared with $0.8 million for 2000. The increase resulted from holding short-term investments throughout 2001 compared with two months in 2000.

FOREIGN EXCHANGE

         Net foreign exchange gain was $3.0 million for the year ended December 31, 2001 compared with a net foreign exchange loss $1.3 million for the year ended December 31, 2000. This foreign exchange gain was primarily attributable to holding U.S. denominated short-term investments as the Canadian dollar weakened against the U.S. dollar. The foreign exchange loss in 2000 was attributable to a strengthening of the Canadian dollar during the last quarter of the year.

         As at December 31, 2001 we held approximately 65 percent of our short-term investments in Canadian dollars.

INCOME TAXES

         Income tax expense was $0.2 million for the year ended December 31, 2001, compared with $0.2 million for the year ended December 31, 2000. The expense was attributable to the federal large corporations tax, which is based on our taxable capital. During 2001 certain short-term investments were eligible to be deducted from net assets to arrive at an adjusted net asset base.

         There was no tax on income for the years ended December 31, 2001, and 2000 because of tax losses of the Company. Due to historical losses, we have provided a revaluation allowance against the full amount of tax loss carry forwards of $6.5 million.

NET LOSS FOR THE YEAR

         The net loss was $2.8 million for the year ending December 31, 2001 compared with $1.7 million for the year ended December 31, 2000. Excluding the non-cash amortization of $3.5 million for intangible assets, net income would have been $0.6 million for 2001. The non cash amortization of intangible assets has been highlighted because of its individually significant impact on operating results without a corresponding impact on the cash flow.

         Loss per share was $0.07 for the year ended December 31, 2001 compared with $0.08 for the year ended December 31, 2000. Excluding the non-cash amortization of $0.09 per share for amortization of intangible assets basic and fully diluted earnings per share was $0.02.

         The weighted average number of shares used in calculating the loss per share increased to 38.2 million shares as a result of the full year effect of our public offering in November 2000. Pursuant to the General Motors transaction, we issued an additional 11.4 million shares on October 16, 2001. The number of common shares outstanding at December 31, 2000 was 47.9 million shares.

         Options granted under the Company's stock option plan and share purchase warrants outstanding were not included in the calculation of the loss per share as the effect would be anti-dilutive. At year end there were 3.1 million stock options outstanding, of which 2.0 million were exercisable and 2.5 million share purchase warrants outstanding, of which 0.1 million were exercisable.

QUARTERLY RESULTS OF OPERATIONS

         The following tables show the unaudited consolidated statements of operations for the past eight quarters ending December 31, 2002. The information has been obtained from our quarterly unaudited financial statements which have been prepared in accordance with Canadian

GAAP and, in the opinion of management, have been prepared using accounting policies consistent with the audited financial statements and include all adjustments necessary for the fair presentation of the results of the interim periods. We expect our operating results to vary significantly from quarter to quarter and they should not be relied upon to predict future performance.

2002 Quarter ended (UNAUDITED)

                                           MARCH 31        JUNE 30         SEPTEMBER 30     DECEMBER 31       TOTAL YEAR
                                                                                                              $
REVENUES                                     2,140          3,471              4,411            5,818           15,840
COST OF REVENUES                             1,551          2,413              2,924            3,815           10,703
                                           -------         ------             ------           ------          -------
                                               589          1,058              1,487            2,003            5,137
                                           -------         ------             ------           ------          -------
OPERATING EXPENSES
Selling, general and administrative          1,155          1,481              1,788            2,234            6,658
Research and development                       873          1,057              1,428              877            4,235
Research and development grants               (254)             -               (114)            (106)            (474)
Depreciation of property plant and
equipment                                      296            328                348              306            1,278
Amortization of intangibles                  3,719          3,828              3,833            3,843           15,223
                                           -------         ------             ------           ------          -------
                                             5,789          6,694              7,283            7,154           26,920
                                           -------         ------             ------           ------          -------
LOSS FROM OPERATIONS                        (5,200)        (5,636)            (5,796)          (5,151)         (21,783)
                                           -------         ------             ------           ------          -------

OTHER INCOME (EXPENSES)
Provincial capital tax                         (35)           (35)               (35)             (85)            (190)
Interest and bank charges                      309            254                286              272            1,121
Foreign exchange gains (losses)                (77)         1,994             (1,398)             (24)             495
                                           -------         ------             ------           ------          -------
                                               197          2,213             (1,147)             163            1,426
                                           -------         ------             ------           ------          -------
LOSS FROM OPERATIONS                        (5,003)        (3,423)            (6,943)          (4,988)         (20,357)
CURRENT INCOME TAX EXPENSE                      37             37                 37              143              254
NET LOSS FOR THE PERIOD                     (5,040)        (3,460)            (6,980)          (5,131)         (20,611)
                                           =======         ======             ======           ======          =======
LOSS PER SHARE
Basic and diluted                            (0.10)         (0.07)             (0.14)           (0.11)           (0.43)

2001 Quarter ended (UNAUDITED)

                                           MARCH 31        JUNE 30         SEPTEMBER 30     DECEMBER 31       TOTAL YEAR
                                                                                                              $
REVENUES                                      656           1,108             2,450             3,204           7,418
COST OF REVENUES                              443             734             1,663             2,101           4,941
                                           ------          ------            ------            ------          ------
                                              213             374               787             1,103           2,477
                                           ------          ------            ------            ------          ------

OPERATING EXPENSES
Selling, general and administrative           818           1,175             1,269             1,141           4,403
Research and development                      563             751             1,185             1,019           3,518
Research and development grants              (328)           (225)             (391)             (237)         (1,181)
Depreciation of property plant and
equipment                                     119             143               234               220             716
Amortization of acquired
intellectual property                           -               -                 -             3,459           3,459
                                           ------          ------            ------            ------          ------
                                            1,172           1,844             2,297             5,602          10,915
                                           ------          ------            ------            ------          ------
LOSS FROM OPERATIONS                        (959)          (1,470)           (1,510)           (4,499)         (8,438)
                                           ------          ------            ------            ------          ------

OTHER INCOME (EXPENSE)
Provincial capital tax                        (64)            (63)               18               (14)           (123)
Interest and bank charges                     989             779               619               540           2,927
Foreign exchange gains (losses)             2,989          (1,473)            1,216               242           2,974
                                           ------          ------            ------            ------          ------
                                            3,914            (757)            1,853               768           5,778
                                           ------          ------            ------            ------          ------
INCOME (LOSS) BEFORE INCOME TAXES           2,955          (2,227)              343            (3,731)         (2,660)
                                           ------          ------            ------            ------          ------
INCOME TAX EXPENSE                             43              43                26                44             156
                                           ------          ------            ------            ------          ------
NET INCOME (LOSS) FOR THE PERIOD            2,912          (2,270)              317            (3,775)         (2,816)

EARNINGS (LOSS) PER SHARE
Basic                                        0.08           (0.06)             0.01             (0.08)          (0.07)
Diluted                                      0.07            0.06)             0.01             (0.08)          (0.07)

LIQUIDITY AND CAPITAL RESOURCES

         At December 31, 2002, we held cash and short-term investments of $60.0 million, compared with $65.8 million at December 31, 2001. At December 31, 2002, we held cash of $1.0 million and short-term investments of $59.0 million, compared with $1.6 million in cash and $64.2 million in short-term investments at December 31, 2001.

         The balance of cash and short-term investments has decreased by $5.8 million between December 31, 2001 and December 31, 2002. The majority of such cash has been used for funding operations. To the extent that our cash flow from operations is insufficient to fund ongoing operations and capital expenditures, we will draw on our cash and short-term investment balances.

         Cash used in operations for the year ended December 31, 2002 was $3.9 million, compared with $5.7 million used in the year ended December 31, 2001. Non-cash working capital decreased during the year by $0.4 million despite the doubling of revenues.

         - Accounts receivable increased $1.3 million at December 31, 2002 to $5.7 million from $4.4 million at December 31, 2001 as a result of a 82 percent increase in revenues during the fourth quarter of 2002 compared with the fourth quarter of 2001;

         - Inventories increased $1.8 million at December 31, 2002 to $4.8 million from $3.0 million at December 31, 2001 primarily as a result of the significant increase in confirmed orders at December 31, 2002. Raw material inventories, many of which have long lead times, have increased to $2.2 million at December 31, 2002 from $2.0 million at December 31, 2001. Work-in-progress increased to $2.2 million at December 31, 2002 from $0.5 million at December 31, 2001. Finished goods inventory remained consistent at $0.5 million; and

         - Trade payables increased to $2.2 million at December 31, 2002 compared with $1.1 million at December 31, 2001.

         We have an operating line of credit available of up to $0.6 million bearing interest at prime plus 0.5 percent. We utilize this facility for overdraft protection and, when necessary, letters of guarantee or letters of credit. The facility is collateralized by a general security agreement over all assets of the Company.

INVESTING ACTIVITIES

         Property, plant and equipment purchases for the year ended December 31, 2002 were $1.5 million, compared with $3.1 million for the year ended December 31, 2001 and $1.5 million for the year ended December 31, 2000. The majority of the increase in 2001 is attributable to the expansion of our testing facilities for internal and customer directed R&D programs. Capital expenditure plans for 2003 and subsequent years will result in further increases in property, plant and equipment as we continue our manufacturing and development initiatives.

FINANCING ACTIVITIES

         During 2002, 877,675 shares were issued for $0.2 million under our stock option plan compared with 994,000 shares issued for $128,000 during 2001.

ITEM 6.           DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

                  A.       DIRECTORS AND SENIOR MANAGEMENT.

         The following table sets forth information with respect to our executive officers and directors as of the date of this annual report:

             Name                       Age                        Position
Pierre Rivard.......................    47       President, Chief Executive Officer and Director
Norman M. Seagram...................    68       Chairman of the Board of Directors
Boyd J. Taylor......................    43       Vice President, Business Development, Sales and Marketing and Director
Joseph Cargnelli....................    33       Chief Technology Officer and Director
Gary Brandt.........................    44       Chief Financial Officer
Dr. Ravi B. Gopal...................    42       Vice President Systems and Applications Engineering
Don J. Morrison.....................    42       Director
Donald J. Lowry.....................    51       Director
Wesley Twiss........................    57       Director
Mr. Frank Colvin....................    60       Director
Charley Pappas......................    45       Vice President, Infrastructure Applications
James Sardo.........................    59       Director
Jim Collins.........................    40       Vice President Finance and Administration
Jonathan Lundy......................    39       Vice President General Counsel and Corporate Secretary

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

         NORMAN M. SEAGRAM was elected Chairman of our board of directors in July 2000. Mr. Seagram was President of Sportsco International LP from February 2001 to February 2003. Prior to joining Sportsco, Mr. Seagram was President and Chief Executive Officer of Molson Inc., a brewery and entertainment company from September 1996 to May 1997. From October 1992 to August 1996, Mr. Seagram was Chairman and Chief Executive Officer of Air Liquide Canada, Inc., a producer of industrial gases. Mr. Seagram is currently Vice-Chairman of Tennis Canada and serves as a director on the boards of VitalAire Company, the AR Plus Group, the Toronto Symphony Orchestra, Trinity College School and the Canadian Foundation of International Management. Mr. Seagram also serves on the International Advisory Council of INSEAD, France, and on the advisory boards of Exclamation International Inc., the Business Fund for Canadian Studies in the United States, and the Faculty of Applied Science and Engineering, University of Toronto. Mr. Seagram resides in Toronto, Ontario.

         BOYD J. TAYLOR is one of our founders and has served as a director since January 1996. Mr. Taylor served as our Secretary from January 1996 until July 1999 and was appointed as our Vice President, Sales and Marketing in July 2000. His title was changed to Vice President, Business Development, Sales and Marketing in April 2003. From January 1993 to September 1995, Mr. Taylor was Manager of Sales and Marketing of Aquatic Telemetry Systems at Lotek Engineering Inc., a manufacturer of terrestrial and aquatic telemetry systems. Mr. Taylor earned a Bachelor's degree in Electrical Engineering from Memorial University. Mr. Taylor resides in Oakville, Ontario.

         JOSEPH CARGNELLI is one of our founders and has served as a director since January 1996. Mr. Cargnelli served as our Treasurer from January 1996 until July 2000. Mr. Cargnelli was appointed as our Vice President Technology in July 2000. His title was changed to Chief Technology Officer in April 2003. Mr. Cargnelli earned both a Masters of Applied Science degree in Mechanical Engineering and a Bachelor of Applied Science degree in Mechanical Engineering from the University of Toronto. From April 1992 to April 1993, Mr. Cargnelli served as a Research Engineer with the Laboratory of Advanced Concepts in Energy Conversion Inc., a laboratory engaged in the research, development and demonstration of alkaline fuel cells and hydrogen storage methods. Mr. Cargnelli resides in Toronto, Ontario.

         GARY BRANDT joined us in October 2001 as our Chief Financial Officer. From 2000 to 2001, Mr. Brandt was Chief Financial Officer with @Link Networks. From 1996 to 2000, Mr. Brandt was Vice President, Investor Relations with WorldCom, and from 1994 to 1996 was Vice President, Investor Relations with MFS Communications, which was acquired by WorldCom in

1996. From 1985 to 1994, Mr. Brandt held various senior finance positions with Northern Telecom. Mr. Brandt resides in Toronto, Ontario.

         DR. RAVI B. GOPAL joined us in May 1998 and was appointed Vice President of Engineering, Electronics and Controls in June 1999. His title was changed to Vice President Systems and Applications Engineering in November 2001. Dr. Gopal was employed by the University of Quebec, Trois-Rivieres as a Post-Doctoral Fellow from October 1991 to May 1994, a Research Associate from June 1994 to May 1998 and as a member of the teaching faculty from January to May 1998. Dr. Gopal received his Ph.D. from the Indian Institute of Science. Dr. Gopal resides in Oakville, Ontario.

DON J. MORRISON joined our board of directors in September 2000. Don Morrison is Senior Portfolio Manager at Ontario Municipal Employees Retirement System (OMERS). Mr. Morrison has previously served as Senior Vice President, Investments, at Working Ventures Canadian Fund Inc. and as principal in the Financial Advisory Services Group of PricewaterhouseCoopers LLP. Mr. Morrison is a chartered accountant. Mr. Morrison was originally appointed to our board by Working Ventures in accordance with the terms of our Amended and Restated Unanimous Shareholders' Agreement, which expired upon completion of our initial public offering. Mr. Morrison resides in Toronto, Ontario.

         DONALD J. LOWRY joined our board of directors in July 2000. Since February 1998, Mr. Lowry has been President and Chief Executive Officer of EPCOR Utilities Inc., an essential services utility. From May 1997 to January 1998, Mr. Lowry served as Chairman of Alta Telecom Inc., a telecommunications company. From March 1993 to May 1997, Mr. Lowry served as President and Chief Operating Officer of Telus Communications Inc., a telecommunications company. Mr. Lowry resides in Edmonton, Alberta.

         JAMES SARDO is a business consultant and since 2001, a director of GDI Global Data Inc. Mr. Sardo was President, Canadian operations, of Moore Corporation Limited, from 1999 to 2001 and President and Chief Executive Officer of SMK Speedy International, from 1997 to 2001. Prior to 1997, Mr. Sardo held the Chief Executive Officer positions at SNE, Inc. and Amre Inc. in the United States and the position of Chairman and Chief Executive Officer of Firestone Canada Inc. Mr. Sardo is a member of the Institute of Corporate Directors. Mr. Sardo resides in Mississauga, Ontario.

         CHARLEY PAPPAS joined us in April 2000 as our Director of Engineering Operations and was appointed Vice President of Operations in September 2000. His title was changed to Vice President, Infrastructure Applications in April 2003. From October 1992 to April 2000, Mr. Pappas was employed with The Electrolyser Corporation Limited, a manufacturer of hydrogen generators, where he served as Senior Design Engineer from 1992 to 1994, and Vice-President of Engineering from 1994 to 1999. From 1991 to 1992, Mr. Pappas was President and Project Manager with Phalanx Engineering Inc., an engineering consultant to the industrial gas business.

From 1981 to 1991, Mr. Pappas was employed by Union Carbide Canada Limited in a number of positions. Mr. Pappas resides in Scarborough, Ontario, and is a Member of the Professional Engineers of Ontario.

         WESLEY TWISS joined our board of directors in February 2003. Mr. Twiss has over 35 years of energy industry experience, including 13 years as the Chief Financial Officer of two major Canadian companies. Mr. Twiss was the Executive Vice President and Chief Financial Officer for PanCanadian Energy Corporation from October 2000 until April 2002 and was Executive Vice President and Chief Financial Officer of PetroCanada from 1998 through 2000. Mr. Twiss is a director of the Canadian Oil Sands Trust and KeySpan Facilities Income Fund. Mr. Twiss resides in Calgary, Alberta.

         FRANK COLVIN joined our board of directors in November 2001. In February 2003, Mr. Colvin retired as Vice President of Fuel Cell Activities, General Motors Corporation. Prior to holding that position, Mr. Colvin held numerous senior positions at General Motors, including, most recently, Vice President of Engineering, General Motors Europe. Mr. Colvin resides in St. Clair Shores, Michigan. Mr. Colvin was selected to join our board of directors by GM in connection with our strategic alliance with GM. In connection with this alliance, GM also appointed Dave Wetter, who is Staff Engineer, GM Fuel Cell Development Center, as a non-voting observer to our board of directors.

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

         JONATHAN LUNDY joined us in October 2000 as our Vice President Corporate Affairs and Corporate Secretary. His title was changed to Vice President, General Counsel and Corporate Secretary in April 2003. From August 1998 to October 2000 Mr. Lundy was employed at Osler, Hoskin & Harcourt LLP where he practiced corporate and securities law. From May 1996 to September 1998 Mr. Lundy was employed with Heenan Blaikie where he practiced corporate law. Mr. Lundy earned a Bachelor of Laws degree and a Bachelor of Arts degree from the University of Western Ontario. Mr. Lundy is a member of the Upper Canada Law Society. Mr. Lundy resides in Oakville, Ontario.

                  B        COMPENSATION.

COMPENSATION OF OFFICERS

         For the year ended December 31, 2002, our aggregate cash compensation payments to our executive officers and directors for services rendered in these capacities was approximately $1,062,000.

         The following table provides a summary of compensation earned by our executive officers in 2002

                                                                                   Long Term Compensation Awards(1)
                                                                                             Securities
                                                                          Other Annual         Under        All Other
Annual Compensation                            Salary       Bonus        Compensation(2)      Options     Compensation(3)
Name and Principal Position          Year      (U.S.$)     (U.S.$)           (U.S.$)            (#)           (U.S.$)
Pierre Rivard, President and         2002      136,804     47,900               0                  0              0
Chief Executive Officer

Boyd Taylor, Vice President,         2002       92,236     19,160               0                  0              0
Business Development, Sales and
Marketing

Joseph Cargnelli, Chief              2002       92,222     19,160               0                  0              0
Technology Officer

Gary, Brandt, Chief Financial        2002      127,944     31,933               0                  0          6,542
Officer

Jonathan Lundy, Vice President,      2002      108,257     19,160               0             70,000              0
General Counsel and Corporate
Secretary

Dr. Ravi Gopal. Vice President,      2002       92,958     12,773               0                  0              0
Engineering, Electronics and
Control

Charley Pappas, Vice President,      2002       77,763     12,773               0             15,000              0
Infrastructure Applications

Jim Collins, Vice President,         2002       72,311     12,773               0             15,000              0
Finance and administration

(1) The Company has not granted any Restricted Shares or Restricted Share Units, Stock Appreciation Rights or Long-Term Incentive Plan Payouts.

(2) Benefits do not exceed the lesser of $50,000 and 10% of the total annual salary and bonuses for any of the named executive officers.

(3) The Company does not provide pension, retirement or any other similar benefit and therefore has not set aside or accrued any amounts in respect of such benefits.

EMPLOYMENT AGREEMENTS

         On April 16, 2001 we entered into employment agreements with the following executive officers: Pierre Rivard, Boyd Taylor, Ravi Gopal and Joseph Cargnelli. Each agreement is for an initial term of two years ending April 17, 2003, with automatic one year extensions thereafter unless otherwise terminated pursuant to the terms of such agreement. These agreements also provide for payments of varying amounts not exceeding twenty-four (24) months' salary in lieu of notice if the executive officer is terminated without cause from his position at any time during the term of the agreement. Upon termination resulting from a change of control of the Company, each executive officer will be entitled to receive an amount equal to twenty-four (24) month's salary.

COMPENSATION OF DIRECTORS

         Each of our non-employee directors is paid an annual fee of $10,000 for his services as a director. Non-employee directors who serve as committee chairs are paid an additional annual fee of $1,000. Our chairman is paid an annual fee of $12,000 for his services, and an attendance fee of $1,200 for each board meeting attended. In addition, non-employee directors receive an attendance fee of $900 for each board and committee meeting attended. Each committee chair receives an additional attendance fee of $300 for each committee meeting attended. Attendance fees are paid to a maximum per diem of $1,800 for the Chairman and $1,350 for non-employee directors.

         Our non-employee directors are also reimbursed for their reasonable out-of-pocket disbursements incurred on the business of the Company and are also eligible to receive stock options in accordance with the recommendations of the Management Development and Compensation Committee.

                  A.       BOARD PRACTICES.

COMPOSITION OF THE BOARD OF DIRECTORS

         Our board of directors currently consists of nine members, six of whom are non-management directors. Our articles provide that we may have between three and nine directors on our board. Each director is elected for terms of up to three years, to hold office until the end of their respective term or until their successor is duly elected or appointed, or until the director's earlier death, resignation or removal.

COMMITTEES OF THE BOARD OF DIRECTORS

         Our board of directors has a Management Development and Compensation Committee, an Audit Committee and a Nomination and Corporate Governance Committee.

         Management Development and Compensation Committee. The Management Development and Compensation Committee reviews and makes recommendations to our board concerning the terms of the compensation packages provided to our employees, including our executive officers, the terms of any bonus or other awards provided to our employees, including our executive officers, and makes recommendations to our board regarding new executive officer appointees. Our Management Development and Compensation Committee also administers our current stock option arrangements. The members of our Management Development and Compensation Committee are James Sardo, Norman Seagram and Wesley Twiss.

         Audit Committee. The Audit Committee oversees the retention, performance and compensation of our independent auditors, and oversees and establishes procedures concerning our systems of internal accounting control. The members of our Audit Committee are Wesley Twiss, Norman Seagram, Donald Lowry and Don Morrison. We intend to modify the composition of our Audit Committee from time to time to ensure compliance with the rules promulgated by the Securities and Exchange Commission, The Nasdaq Stock Market, Inc. and The Toronto Stock Exchange.

         Nomination and Corporate Governance Committee. The Nomination and Corporate Governance Committee evaluates and assesses the effectiveness of our board, our individual directors and our board committees, establishes procedures for identifying new nominees to the board, recruits and recommends new nominees to the board and develops and monitors our approach to corporate governance issues. The members of our Nomination and Corporate Governance Committee are Donald Lowry, Norman Seagram and James Sardo.

                  B.       EMPLOYEES.

         At December 31, 2002, we employed 235 persons, up from 171 as at December 31, 2001, all of whom are full-time employees. Approximately 91 of our employees are professional staff, including engineers, scientists, and other professionals. Our employees are not represented by a labor union. We believe that our relationship with our employees is good.

         The following is a geographic breakdown of our employees as of December 31, 2002:

Canada                              136
U.S.A.                               82
Germany                              13
Japan                                 4
                                    ---
         Total                      235

         C.       SHARE OWNERSHIP.

         The following table sets forth certain information concerning the share ownership of our directors and executive officers as of May 15, 2003:

                                             Number of
                            Number of      common shares          Range of                                   Percentage of
                             common         which may be      exercise price of            Range of          common shares
                             shares       acquired under           options           Expiration dates of      beneficially
    Name                     owned        our option plan          (Cdn $)                  options              owned
Norman Seagram                 16,200          34,900           4.70 - 8.70             August 2010 -             0.1%
                                                                                        June 2012
Don Lowry                       1,000          29,200           4.70 - 8.70             August 2010 -               0%
                                                                                        June 2012
Don Morrison                      500          16,000           4.70 - 8.70             January 2011 -              0%
                                                                                        June 2012
Wesley Twiss                   15,000               0               N/A                 N/A                         0%
V. James Sardo                      0               0               N/A                 N/A                         -
Frank Colvin                    2,000               0               N/A                 N/A                         0%
Pierre Rivard               6,135,500               0               N/A                 N/A                      11.6%
Boyd Taylor                 6,048,500               0               N/A                 N/A                      11.4%
Joseph Cargnelli            6,038,500               0               N/A                 N/A                      11.4%
Gary Brandt                    45,000         300,000                  3.85             October 2011              0.3%
Jonathan Lundy                                261,000           3.40- 11.43             October 2010 -            0.2%
                                                                                        June 2012
Dr. Ravi Gopal                 15,000         622,500           0.05 - 0.29             January 2010              1.2%
Charley Pappas                  2,900          52,640           4.64 - 8.70             April 2010 -                0%
                                                                                        June 2012
Jim Collins                       500          55,100           4.70 - 8.70             June 2010 -                 0%
                                                                                        June 2012

         We granted options under our stock option plan to our senior executive officers during the year ended December 31, 2002 as follows:

                                                                                       Fair Value
                        Securities        % of Total                                 Of Securities
                          Under         Options Granted                            Underlying Options
                         Options          to Employees         Exercise or           On the Date Of
                         Granted          In Financial          Base price                Grant            Expiration
     Name                  (#)                Year           (Cdn.$/Security)       (Cdn.$/Security)          Date
Pierre Rivard               Nil                 0%                 N/A                    N/A                  N/A
Gary Brandt                 Nil                 0%                 N/A                    N/A                  N/A
Boyd Taylor                 Nil                 0%                 N/A                    N/A                  N/A
Joseph Cargnelli            Nil                 0%                 N/A                    N/A                  N/A
Jonathan Lundy            70,000             17.6%                $4.70                  $4.70            June 27, 2012

Dr. Ravi Gopal              Nil                 0%                 N/A                    N/A                  N/A
Charley Pappas            15,000              3.8%                $4.70                  $4.70            June 27, 2012
Jim Collins               15,000              3.8%                $4.70                  $4.70            June 27, 2012

OPTIONS EXERCISED IN FISCAL YEAR 2002

         The following table details information with respect to all options of the Company exercised by our executive officers during the fiscal year ended December 31, 2001, and all options held by our executive officers and outstanding on December 31, 2002:

                                                                                             Value of
                                                                                           Unexercised
                                                                 UnExercised               In-the-money
                                                                   Options                   Options
                         Securities         Aggregate             At FY-End                 At FY-End
                        Acquired on           Value                  (#)                     (Cdn.$)
                          Exercise          Realized             Exercisable/              Exercisable/
    Name                    (#)              (Cdn.$)             Unexercisable            Unexercisable
Pierre Rivard               N/A                N/A                    N/A                      N/A
Gary Brandt                 Nil                Nil             108,333 / 191,667        189,583 / 335,417
Boyd Taylor                 N/A                N/A                    N/A                      N/A
Joseph Cargnelli            N/A                N/A                    N/A                      N/A
Jonathan Lundy             12,000              94,230           82,375 / 185,625         56,100 / 200,500
Dr. Ravi Gopal            150,000           1,682,144                707,500 / 0            3,828,857 / 0
Charley Pappas             17,360             124,074            14,250 / 38,390           6,461 / 23,923
Jim Collins                 5,000              31,300            20,807 / 34,293          10,062 / 21,438

DIRECTOR, EMPLOYEE AND CONSULTANT STOCK OPTIONS

         As of May 15, 2003, our executive officers, directors, employees and consultants held options to purchase an aggregate of 2,525,352 of our common shares. Our executive officers held options to acquire 1,383,240 of these common shares, exercisable at prices ranging from Cdn.$0.05 to Cdn.$11.43, expiring January 24, 2010 through June 27, 2012. Our directors who are not executive officers held options to acquire 210,600 common shares, exercisable at prices ranging from Cdn.$0.29 to Cdn.$8.70, expiring between January 24, 2010 through June 27, 2012. Our employees, excluding our executive officers and directors, held options to acquire 931,512 common shares, exercisable at prices ranging from Cdn.$0.05 to Cdn.$18.12 expiring at dates ranging from January 24, 2010 to November 14, 2012.

         In 2002, the options granted to officers, directors and various employees have been at the exercise prices indicated below:

         - on April 29, 2002 we granted 7,500 options at an exercise price of Cdn$9.94 to employees (other than officer and directors).

         - on May 1, 2002 we granted 50,000 options at an exercise price of Cdn$9.70 to employees (other than officer and directors).

         - on May 27, 2002 we granted 5,000 options at an exercise price of Cdn$9.75 to employees (other than officer and directors).

         - on June 27, 2002 we granted (i) Norman Seagram, Chairman of our board of directors, 10,000 options with an exercise price of Cdn$4.70 per share; (ii) Donald Lowry, non-executive director, 9,000 options with an exercise price of $4.70; (iii) Dr. Robert Lee, non-executive director, 6,000 options with an exercise price of $4.70; (iv) Jonathan Lundy, Vice President General Counsel and Corporate Secretary, 70,000 options at an exercise price of Cdn$4.70; (v) Charley Pappas, Vice President, Infrastructure Applications, 15,000 options at and exercise price of Cdn$4.70, (vi) Jim Collins, Vice President Finance and Administration, 15,000 options at an exercise price of Cdn$4.70; and (vii) various other employees an aggregate of 145,700 options at an exercise price of Cdn$4.70.

         - on June 29, 2002 we granted 50,000 options at an exercise price of Cdn$12.00 to outside consultants in exchange for intellectual property development.

         - on July 2, 2002, we granted 2,500 options at an exercise price of Cdn$5.30 to employees (other than officer and directors).

         - on November 14, 20021, we granted 7,200 options at an exercise price of Cdn$5.90 to employees (other than officer and directors).

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

STOCK OPTION PLAN

         Our board approved a stock option plan, which was implemented on November 1, 2000 by our Management Development and Compensation Committee, and subsequently amended by shareholders on May 30, 2003. This plan grants to our board of directors or a committee of our board the discretion to grant options to purchase common shares to our employees, directors and consultants. The plan provides that options will have a maximum term of ten years, unless a shorter term is specified by our board, and will have an exercise price per share of not less than the fair market value of our common shares on the day immediately prior to the date of grant. Unless otherwise specified in the particular optionee's option agreement, options granted under the plan will vest over a period of four years with one quarter of the particular option grant vesting each year. Options granted under the plan may not be transferred or assigned by the optionee and upon any such transfer or assignment or attempted transfer or assignment, such options will terminate and be of no further force and effect. The total number of options approved for issuance under the new plan and all other established or proposed share compensation arrangements is 8,141,000.

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

ITEM 7.           MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

                  A.       MAJOR SHAREHOLDERS.

         The following table provides information regarding the beneficial ownership of our common shares as of May 15, 2003, as to each person or entity who beneficially owns more than 5% of our outstanding common shares. None of these shareholders has different voting rights than any of the Company's other shareholders.

         Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to the securities. Except as otherwise indicated, the persons named in the table have sole voting and investment power with respect to all common shares held by them. The number of common shares outstanding used in calculating the percentage for each listed person includes the common shares underlying options or warrants held by such person that are exercisable within 60 days of May 15, 2003, but excludes common shares underlying options or warrants held by any other person. Common shares placed in a trust with an irrevocable order to sell, in accordance with a plan pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, are also excluded from the calculations of beneficial ownership. Percentage ownership is calculated by reference to the 53,056,354 common shares deemed outstanding as of May 15, 2003. All of our shareholders hold common shares.

                                        Common Shares
                                     Beneficially owned
                                 --------------------------
 Beneficial Owner                  Number           Percent
-----------------------------------------------------------
General Motors
Corporation (1)(2)               12,475,704          23.0%
Pierre Rivard (3)                 6,135,500          11.6%
Boyd Taylor (3)                   6,048,500          11.5%
Joseph Cargnelli (3)              6,038,500          11.5%

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

                  B.       RELATED PARTY TRANSACTIONS

         We subcontract some manufacturing in the normal course of our operations to a company owned by the father and uncle of Joseph Cargnelli, one of our directors and a principal shareholder. For the fiscal year ended December 31, 2002, this company billed us approximately $1.0 million. We believe that the rates this company has charged us for its services are comparable to rates we could have obtained from an unrelated third party.

         On October 16, 2001, we formed a strategic alliance with General Motors to accelerate the development of fuel cell technology into global commercial markets. The alliance includes shared intellectual property rights and joint efforts in fuel cell product development, engineering, prototyping, testing, branding, and marketing strategies. As part of the agreement, GM received 11.4 million of our common shares, or approximately 21% of our outstanding shares. We also issued GM warrants to acquire an additional 2.5 million common shares. GM also appointed a representative to our board of directors in conjunction with the alliance, resulting in the expansion of our board from seven directors to eight.

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

ITEM 9.           THE OFFER AND LISTING.

                  A.       OFFER AND LISTING DETAILS.

PRICE HISTORY OF COMMON SHARES.

         Our common shares are quoted on the Nasdaq National Market under the symbol "HYGS" and are listed on The Toronto Stock Exchange under the symbol "HYG." The following tables set forth, for the periods indicated, high and low sale prices of our common shares as reported on the Nasdaq National Market and The Toronto Stock Exchange, respectively:

                             NASDAQ NATIONAL MARKET

                                                   Highest Reported Price         Lowest Reported Price
Annual Market Prices
   Fiscal Year Ended December 31, 2002                    $ 10.32                        $ 2.77
   Fiscal Year Ended December 31, 2001                       8.09                          1.70
Quarterly Market Prices
   First Year Ended December 31, 2002
     First Quarter.............................             10.32                          5.91
     Second Quarter............................              8.04                          2.95
     Third Quarter.............................              4.65                          2.77
     Fourth Quarter............................              5.35                          3.10
Fiscal Year Ended December 31, 2001
     First Quarter.............................              8.09                          3.25
     Second Quarter............................              7.30                          3.51
     Third Quarter.............................              4.85                          1.70
     Fourth Quarter............................              7.94                          2.07
Monthly Market Prices
     April 2003................................              4.47                          3.96
     March 2003................................              4.60                          3.76
     February 2003.............................              5.18                          4.12
     January 2002..............................              5.31                          3.56
     December 2002.............................              5.35                          3.50
     November 2002.............................              5.14                          3.68

                           THE TORONTO STOCK EXCHANGE

                                                   Highest Reported Price       Lowest Reported Price
Annual Market Prices
   Fiscal Year Ended December 31, 2002                 Cdn. $  16.53                 Cdn. $ 4.32
   Fiscal Year Ended December 31, 2001                         12.50                        2.65
Quarterly Market Prices
   First Year Ended December 31, 2002
     First Quarter.............................                16.53                        9.06
     Second Quarter............................                12.60                        4.55
     Third Quarter.............................                 7.25                        4.32
     Fourth Quarter............................                 8.00                        5.00
Fiscal Year Ended December 31, 2001
     First Quarter.............................                12.25                        5.05
     Second Quarter............................                11.00                        5.50
     Third Quarter.............................                 7.35                        2.65
     Fourth Quarter............................                12.50                        3.30
Monthly Market Prices
     April 2003................................                 6.55                        5.73
     March 2003................................                 6.73                        5.55
     February 2003.............................                 7.64                        6.31
     January 2002..............................                 7.66                        5.60
     December 2002.............................                 8.00                        5.55
     November 2002.............................                 8.00                        5.66

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

         Our authorized capital consists of an unlimited number of common shares with no par value and an unlimited number of preferred shares with no par value issuable in series, of which 48,796,121 common shares and no preferred shares were issued and outstanding as of December 31, 2002.

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

         Pursuant to the CBCA a majority of our directors must be resident Canadians. The CBCA also requires that we have not less than three directors, at least two of whom are not officers, directors or employees of the Company. We currently have nine directors, eight of whom are resident Canadians. Our articles of incorporation and our by-laws do not impose any other director qualification requirements.

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

         Contribution agreement, dated November 2002, between Canada (NRCan) and the Company. In the fourth quarter of 2002, we entered into a contribution agreement with the Government of Canada, pursuant to which the Government of Canada, through the Efficiency and Alternative Energy Program and NRCan, will support the integration of our power module technology into a next-generation fuel cell-powered transit bus. In the current phase of the project, the Government of Canada will contribute Cdn. $2M towards the project which is scheduled for completion in March, 2004. The balance of the Cdn. $5.75M project, comprised of material costs and labor and other in-kind contributions, will be contributed by us and other project partners. We expect a second phase of the project, with additional funding, to commence immediately upon completion of phase one. We expect that the project will be completed by March, 2005. Under this agreement, we will pay NRCan 2% of all revenue received for the licensing and sale of the intellectual property related to this project. This royalty right expires upon the earlier of NRCan recouping the amount of the funding given to us or 10 years. We retain intellectual property rights in this project, provided that we pursue the commercialization of the intellectual property, subject to a non-exclusive royalty-free license granted to Canada in perpetuity to use or sublicense the intellectual property rights, should we decide not to commercialize the technology.

         Share Purchase Agreement dated January 7, 2003 among the Company, Greenlight Power Technologies, Inc., Ventures West 7 Limited Partnership, Ventures West 7 U.S. Limited Partnership, Horton Trading Co., Roger Harper, Jacek Piotrowski, Gary Sedun, David Chapman, James Dean, Sedun Family Trust and Piotrowski Family Trust. Pursuant to this agreement we acquired all of the issued and outstanding shares of Greenlight, a company located in Burnaby, British Columbia. The purchase price was $19,044,000, exclusive of expenses of $1,062,000 relating to the acquisition. Consideration consisted of cash of $2,282,000 and the issuance of 4,164,093 of our common shares with an aggregate value of $16,762,000 at the acquisition date and representing approximately 8% of our outstanding common shares. Greenlight is a supplier of testing and diagnostic equipment to fuel cell stack manufacturers, component manufacturers, system integrators and research organizations. Prior to our acquisition of Greenlight, our test business and our power products business were both operated out of our Mississauga facility. The acquisition of Greenlight facilitated the creation of two dedicated business groups - one, located in Burnaby, British Columbia, focused solely on our test business and the other, located in Mississauga, Ontario, focused on developing our emerging power products business.

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

         - an estate, the income of which is subject to United States federal income taxation regardless of its source; or

         - a trust, if its administration is subject to the primary supervision of a United States court and it has one or more United States persons with authority to control all of such trust's substantial decisions.

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

         - shareholders subject to the alternative minimum tax provisions of the Code;

         - partnerships or persons who hold our common shares in a partnership or other pass-through entity;

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

         If a corporation is a passive foreign investment company, a United States holder must determine under which of three alternative taxing regimes it wishes to be taxed:

         - The "QEF" regime applies if the United States holder elects to treat the PFIC as a "qualified electing fund" ("QEF") for the first taxable year in which the United States holder owns common shares of the foreign corporation or in which the foreign corporation is a PFIC, whichever is later, and if the foreign corporation complies with certain reporting requirements. If the QEF regime applies, then each year that the foreign corporation is a PFIC such United States holder will include in its gross income a proportionate share of the PFIC's ordinary earnings (which is taxed as ordinary income) and net capital gain (which is taxed as long-term capital gain), subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. These amounts would be included in income by an electing United States holder for its taxable year in which the PFIC's taxable year ends, whether or not such amounts are actually distributed to the United States holder. A United States holder's basis in the shares of the PFIC for which a QEF election has been made would be increased to reflect the amount of any taxed but undistributed income. Generally, a QEF election allows an electing United States holder to treat any gain realized on the disposition of his shares in the PFIC as capital gain.

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

         - A second regime, the "mark-to-market" regime, may be elected if the PFIC stock is publicly traded. Pursuant to this regime, an electing United States holder's shares in the PFIC are marked-to-market each year and the United States holder recognizes as ordinary income or loss an amount equal to the difference as of the close of the taxable year between the fair market value of the PFIC stock and the United States holder's adjusted tax basis in the PFIC stock. Losses are allowed only to the extent of net mark-to-market gain previously included by the United States holder under the election for prior taxable years. An electing United States holder's adjusted basis in the PFIC stock is increased by income recognized under the mark-to-market election and decreased by the deductions allowed under the election.

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

         - A United States holder making neither the QEF election nor the mark-to-market election is subject to the "excess distribution" regime. Under this regime, "excess distributions" are subject to special tax rules. An excess distribution is either (1) a distribution with respect to stock that is greater than 125% of the average distributions received by the United States holder from the PFIC over the shorter of either the preceding three years or such United States holder's holding period for the PFIC's common shares, or (2) 100% of the gain from the disposition of shares in the PFIC.

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

         The Company's management does not believe that the Company was a PFIC for the taxable year ended December 31, 2002; however, there can be no assurance that the Internal Revenue Service will not take a contrary position. The Company's status in future years will depend on its assets and activities in those years and the Company cannot assure you that it will not be considered a passive foreign investment company for any taxable year. If the Company is a PFIC for any taxable year in which you are a shareholder, you will be treated as continuing to own an interest in a PFIC in subsequent tax years, unless you make the QEF election or the mark-to-market election. The Company will notify United States holders in the event it concludes that it will be treated as a PFIC for any taxable year to enable United States holders to consider whether or not to elect to treat the Company as a "qualified electing fund" for U.S. federal income tax purposes, to elect to "mark to market" their common shares or to become subject to the "excess distribution" regime.

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

ITEM 11.          QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

         INTEREST RATE RISK. The primary objective of our investment activities is to preserve principal while at the same time maximizing the income we receive from our investments without significantly increasing risk. Some of the securities in which we invest may have market risk. This means that a change in prevailing interest rates may cause the principal amount of the investment to fluctuate. For example, if we hold a security that was issued with a fixed interest rate at the then-prevailing rate and the prevailing interest rate later rises, the principal amount of our investment will probably decline. We currently maintain an investment portfolio primarily of Canadian government backed short-term notes. The average duration of all of our investments in 2002 was less than one year. Due to the short-term nature of these investments, we believe that we have no material exposure to interest rate risk arising from our investments. Therefore, no quantitative tabular disclosure is required.

         FOREIGN CURRENCY RATE FLUCTUATIONS. We are exposed to foreign currency exchange risk related to our transactions, assets and liabilities denominated in currencies other than the U.S. dollar. Specifically, we held US$59.1 million in short-term investments, of which about 46% was denominated in U.S. dollars, with the balance held in Canadian dollar deposits. Assuming no change in the relative currency weighting of short-term investments, every 1% change in the value of the Canadian dollar relative to that of the U.S. dollar will result in a foreign currency gain or loss of approximately $320,000. This excludes the impact of exchange rate changes on other balance sheet items or on ongoing operational cash flows.

         Effective January 1, 2002, we changed our functional currency from the Canadian dollar to the U.S. dollar.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

         There are no material modifications to the rights of security holders that are required to be disclosed.

         The effective date of the registration statement for which the information is being disclosed is October 26, 2000 (File No. 333-42682) (the "Registration Statement"). The following table sets forth, with respect to the common shares registered, the amount of securities registered, the aggregate offering price of amount registered, the amount sold and the aggregate offering price of the amount sold, for the account of our company:

Number of common shares registered....................      7,000,000

Aggregate offering price of shares registered.........    $84,000,000

Number of common shares sold..........................      7,000,000

Aggregate offering price of shares sold...............    $84,000,000

         The following table sets forth the expenses incurred by us in connection with our initial public offering during the period commencing the effective date of the Registration Statement and ending December 31, 2002. None of these expenses were paid directly or indirectly to directors, officers, persons owning 10% or more of any class of equity securities of our company or to our affiliates:

                                              Direct or Indirect Payment To
             Purpose                          Persons Other Than Affiliated
                                              Persons

Underwriting discounts and
commissions..............................   $5,880,000
Other expenses...........................   $1,608,606
Total expenses...........................   $7,488,606

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

         The following table sets forth the amount of net public offering proceeds used by us for the purposes listed below. None of such payments were paid directly or indirectly to directors, officers, persons owning 10% or more of any class of our equity securities or to our affiliates:

                                             Direct Or Indirect Payments
                                             To Persons Other Than
Purpose                                      Affiliated Persons
Acquisition of other companies and
business(es)...............................  $645,000
Construction of plants, building and
facilities.................................  N/A
Purchase and installation of machinery and
equipment..................................  $5,126,000
Purchase of real estate....................  N/A
Repayment of indebtedness..................  $150,000
Working capital............................  $11,533,394
                                             $59,057,000 in short-term
Temporary investments......................  government backed notes
Other purposes.............................  N/A

ITEM 15.          CONTROLS AND PROCEDURES

         We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our periodic filings with the SEC is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer (CEO) and Chief Financial Officer (CFO), as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Furthermore, management necessarily was required to use its judgment in evaluating the cost to benefit relationship of possible disclosure controls and procedures.

Within 90 days prior to the date of this report, we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures. The evaluation was performed with the participation of senior management of each business segment and key corporate functions, and under the supervision of the CEO and CFO. Based on the evaluation, our management, including the CEO and CFO, concluded that our disclosure controls and procedures were effective. There have been no significant changes in our internal controls or in other factors that could significantly affect internal controls after the date we completed the evaluation.

                                    PART III

ITEM 16.          [RESERVED]

ITEM 17.          FINANCIAL STATEMENTS.

                  Not applicable.

ITEM 18.          FINANCIAL STATEMENTS.

         Please see the accompanying financial statements attached to this annual report commencing on page F-1.

ITEM 19.          EXHIBITS.


EXHIBIT NUMBER                          NAME OF DOCUMENT
      1.1         Articles of the Company. (1)

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

      4.15        Research Agreement for a Cooperative Project, dated November 19, 1996, between
                  Universite du Quebec a Trois-Rivieres and the Company. (18)

      4.16        Lease, dated June 23, 2000, by and between Orlando Corporation and the Company. (19)

      4.17        Employment Agreement between Pierre Rivard and the Company, dated

EXHIBIT NUMBER                                       NAME OF DOCUMENT
                  April 20, 2001. (20)

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

      4.24        Joint Development Agreement between the Company and Johnson Matthey, Inc, dated
                  April 18, 2001. (27)

      4.25        Sales Agency Agreement between the Company and Hankook BEP Co. Ltd., dated July 23, 2001. (28)

      4.26        Distribution Agreement between the Company and Toyota Tsusho Corporation, dated August 22, 2001. (29)

      4.27        Corporate Alliance Agreement between General Motors Corporation and the Company, dated October 16, 2001. (30)

      4.28        Master Intellectual Property Agreement between General Motors Corporation and the
                  Company, dated October 16, 2001. (31)

      4.29        Governance Agreement between General Motors Corporation and the Company, dated
                  October 16, 2001. (32)

      4.30        Share Subscription Agreement between General Motors Corporation and the Company, dated October 16, 2001. (33)

      4.31        Escrow Agreement between General Motors Corporation and the Company, dated October
                  16, 2001. (34)

      4.32        Registration Rights Agreement between General Motors Corporation and the Company, dated October 16, 2001. (35)

      4.33        Share Purchase Agreement among the Company, Dr. Bernd Pitschak, Dr. Karl Klug and
                  Creavis GmbH, dated April 16, 2002. (36)

      4.34        Department of Natural Resources Efficiency and Alternative Energy Program
                  Contribution Agreement between Canada and the Company,

EXHIBIT NUMBER                          NAME OF DOCUMENT
                  dated September 13, 2002. *

      4.35        Share Purchase Agreement dated January 7, 2003 among the Company, Greenlight Power
                  Technologies, Inc., Ventures West 7 Limited Partnership, Ventures West 7 U.S.
                  Limited Partnership, Horton Trading Co., Roger Harper, Jacek Piotrowski, Gary Sedun,
                  David Chapman, James Dean, Sedun Family Trust and Piotrowski Family Trust. *

       8.0        List of Subsidiaries of the Registrant. *

      10.1        Certification of Chief Executive Officer of the Registrant pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. *+

      10.2        Certification of Chief Financial Officer of the Registrant pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*+

* Filed herewith.

+ This document is being furnished in accordance with SEC Release Nos. 33-8212 and 34-47551.

(1) Incorporated by reference from Exhibit 3.1 to Amendment No. 4 to the Company's Registration Statement on Form F-1, File No. 333-42682, filed with the Securities and Exchange Commission on October 13, 2000.

(2) Incorporated by reference from Exhibit 3.2 to Amendment No. 4 to the Company's Registration Statement on Form F-1, File No. 333-42682, filed with the Securities and Exchange Commission on October 13, 2000.

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

(27) Incorporated by reference from Exhibit 4.24 to the Company's Annual Report on Form 20-F, filed with the Securities and Exchange Commission on June 26, 2002.

(28) Incorporated by reference from Exhibit 4.25 to the Company's Annual Report on Form 20-F, filed with the Securities and Exchange Commission on June 26, 2002.

(29) Incorporated by reference from Exhibit 4.26 to the Company's Annual Report on Form 20-F, filed with the Securities and Exchange Commission on June 26, 2002.

(30) Incorporated by reference from Exhibit 4.27 to the Company's Annual Report on Form 20-F, filed with the Securities and Exchange Commission on June 26, 2002.

(31) Incorporated by reference from Exhibit 4.28 to the Company's Annual Report on Form 20-F, filed with the Securities and Exchange Commission on June 26, 2002.

(32) Incorporated by reference from Exhibit 2 to the Schedule 13D of General Motors Corporation, filed with the Securities and Exchange Commission on October 25, 2001.

(33) Incorporated by reference from Exhibit 1 to the Schedule 13D of General Motors Corporation, filed with the Securities and Exchange Commission on October 25, 2001.

(34) Incorporated by reference from Exhibit 4 to the Schedule 13D of General Motors Corporation, filed with the Securities and Exchange Commission on October 25, 2001.

(35) Incorporated by reference from Exhibit 3 to the Schedule 13D of General Motors Corporation, filed with the Securities and Exchange Commission on October 25, 2001.

(36) Incorporated by reference from Exhibit 4.33 to the Company's Annual Report on Form 20-F, filed with the Securities and Exchange Commission on June 26, 2002.

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

HYDROGENICS CORPORATION

By:

/s/ PIERRE RIVARD
-----------------------------------------
Name:  Pierre Rivard
Title: President, Chief Executive Officer
       and Director

By:

/s/ GARY BRANDT
-----------------------------------------
Name:  Gary Brandt
Title: Chief Financial Officer

Date: June 16, 2003

                                 CERTIFICATIONS

I, Pierre Rivard, certify that:

1.       I have reviewed this annual report on Form 20-F of Hydrogenics
         Corporation;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

         designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

         evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

         presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

         all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and
         any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 16, 2003

By:

/s/ PIERRE RIVARD
------------------------------------------
Name:  Pierre Rivard
Title: President, Chief Executive Officer
       and Director

                                 CERTIFICATIONS

I, Gary Brandt, certify that:

1.       I have reviewed this annual report on Form 20-F of Hydrogenics;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

         designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

         evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

         presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

         all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

         any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 16, 2003

By:

/s/ GARY BRANDT
------------------------------
Name:  Gary Brandt
Title: Chief Financial Officer

                             HYDROGENICS CORPORATION

                          INDEX TO FINANCIAL STATEMENTS

AUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2002 AND 2001

Auditors Report.............................................................   F-2

Consolidated Balance Sheets as at December 31, 2002 and 2001................   F-3

Consolidated Statements of Operations and Retained Earnings (Deficit) for
the years ended December 31, 2002, 2001 and 2000............................   F-4

Consolidated Statements of Cash Flows for the years ended December 31,
2002, 2001 and 2000.........................................................   F-5

Notes to Consolidated Financial Statements..................................   F-6

Schedule II - Valuation and Qualifying Accounts.............................   F-28

HYDROGENICS CORPORATION
AUDITORS' REPORT

TO THE SHAREHOLDERS OF HYDROGENICS CORPORATION

We have audited the consolidated balance sheets of Hydrogenics Corporation as at December 31, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended December 31, 2002. These financial statements and the financial statement schedule appearing on page F-28 of this Form 20-F are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada and the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles.

In addition, in our opinion, the financial statement schedule referred to above presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

/s/ PricewaterhouseCoopers LLP

CHARTERED ACCOUNTANTS
February 5, 2003, except as to Note 20 which is as of April 28, 2003 Toronto, Canada

HYDROGENICS CORPORATION
CONSOLIDATED BALANCE SHEETS
AS AT DECEMBER 31, 2002 AND 2001
(thousands of U.S. dollars)

                                                              2002        2001
ASSETS

CURRENT ASSETS
Cash                                                             994       1,639
Short-term investments                                        59,057      64,170
Accounts receivable (notes 3 and 13)                           5,664       4,353
Grants receivable                                                396         741
Inventories (note 4)                                           4,780       2,969
Prepaid expenses                                                 316         129
                                                             -------     -------
                                                              71,207      74,001

DEPOSITS                                                         103         102
PROPERTY, PLANT AND EQUIPMENT (note 5)                         3,855       3,780
INTANGIBLE ASSETS (note 6)                                    15,512      29,750
                                                             -------     -------
                                                              90,677     107,633
                                                             =======     =======

LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities (notes 7 and 13)      4,105       1,542
Unearned revenue                                                 571          51
Income taxes payable                                             144          11
                                                             -------     -------
                                                               4,820       1,604

LOANS PAYABLE (note 8)                                           425         208
                                                             -------     -------
                                                               5,245       1,812
                                                             -------     -------

SHAREHOLDERS' EQUITY

Share capital and other equity (note 9)                      114,526     114,748
Deficit                                                      (25,270)     (4,659)
Foreign currency translation adjustment                       (4,046)     (4,046)
                                                             -------     -------
                                                              85,432     105,821
                                                             -------     -------
                                                              90,677     107,633
                                                             =======     =======

COMMITMENTS AND CONTINGENCIES (note 11)

The accompanying notes form an integral part of these financial statements

HYDROGENICS CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
(thousands of U.S. dollars, except for share and per share amounts)

                                                                  2002           2001           2000
REVENUES                                                           15,840          7,418          8,883

COST OF REVENUES                                                   10,703          4,941          6,485
                                                               ----------     ----------     ----------

                                                                    5,137          2,477          2,398
                                                               ----------     ----------     ----------

OPERATING EXPENSES
Selling, general and administrative                                 6,658          4,403          2,069
Research and development                                            4,235          3,518            790
Research and development grants                                      (474)        (1,181)          (140)
Depreciation of property, plant and equipment                       1,278            716            224
Amortization of intangible assets                                  15,223          3,459              -
                                                               ----------     ----------     ----------

                                                                   26,920         10,915          2,943
                                                               ----------     ----------     ----------

LOSS FROM OPERATIONS                                              (21,783)        (8,438)          (545)
                                                               ----------     ----------     ----------

OTHER INCOME (EXPENSES)
Accrued dividends and amortization of discount on preferred
shares                                                                  -              -           (262)
Provincial capital tax                                               (190)          (123)          (260)
Interest                                                            1,121          2,927            832
Foreign currency gains (losses)                                       495          2,974         (1,329)
                                                               ----------     ----------     ----------

                                                                    1,426          5,778         (1,019)
                                                               ----------     ----------     ----------

LOSS BEFORE INCOME TAXES                                          (20,357)        (2,660)        (1,564)

CURRENT INCOME TAX EXPENSE  (note 12)                                 254            156            172
                                                               ----------     ----------     ----------

NET LOSS FOR THE YEAR                                             (20,611)        (2,816)        (1,736)

DEFICIT - BEGINNING OF YEAR                                        (4,659)        (1,843)          (107)
                                                               ----------     ----------     ----------

DEFICIT - END OF YEAR                                             (25,270)        (4,659)        (1,843)
                                                               ==========     ==========     ==========

NET LOSS PER SHARE (note 16)
Basic and diluted                                                   (0.43)         (0.07)         (0.08)
Shares used in calculating basic and diluted net
loss per share                                                 48,437,813     38,217,593     22,341,370

The accompanying notes form an integral part of these financial statements

HYDROGENICS CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
(thousands of U.S. dollars)

                                                     2002       2001       2000
CASH PROVIDED BY (USED IN)

OPERATING ACTIVITIES
Net loss for the year                              (20,611)    (2,816)    (1,736)
Items not affecting cash
 Depreciation of property, plant and equipment       1,278        716        224
 Amortization of intangible assets                  15,223      3,459          -
 Amortization of discount on preferred shares            -          -         85
 Unrealized foreign exchange (gains) losses           (271)    (1,606)     1,329
 Imputed interest on loan payable                       47         19          7
 Stock-based consulting expense                         29          -          -
Net change in non-cash working capital                 378     (5,444)    (1,189)
                                                   -------     ------    -------

                                                    (3,927)    (5,672)    (1,280)
                                                   -------     ------    -------

INVESTING ACTIVITIES
Decrease (increase) in short-term investments        5,414      8,782    (75,756)
Purchase of property, plant and equipment           (1,541)    (3,138)    (1,492)
Acquisition of a business - net of cash acquired      (633)         -          -
                                                   -------     ------    -------

                                                     3,240      5,644    (77,248)
                                                   -------     ------    -------

FINANCING ACTIVITIES
(Decrease) increase in loan payable                   (150)        97         92
Common shares issued - net of issuance costs           193       (149)    76,186
Preferred shares issued - net of issuance costs          -          -      3,623
                                                   -------     ------    -------

                                                        43        (52)    79,901
                                                   -------     ------    -------

INCREASE (DECREASE) IN CASH DURING THE YEAR           (644)       (80)     1,373

EFFECT OF EXCHANGE RATE CHANGES ON CASH                 (1)      (125)        18

CASH - BEGINNING OF YEAR                             1,639      1,844        453
                                                   -------     ------    -------

CASH - END OF YEAR                                     994      1,639      1,844
                                                   =======     ======    =======

SUPPLEMENTAL DISCLOSURE
Interest paid                                            7          9          7
Income taxes paid                                       43        317          -

The accompanying notes form an integral part of these financial statements

HYDROGENICS CORPORATION
Notes to Consolidated Financial Statements
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
(expressed in thousands of U.S. dollars, except per share amounts)

1    DESCRIPTION OF BUSINESS

         Hydrogenics Corporation (the "Company") designs, develops, manufactures and sells proton-exchange membrane, or PEM, fuel cell automated test stations, fuel cell power products and provides engineering and other services. The Company is based in Canada, and its principal customers include automotive companies, fuel cell developers and component suppliers primarily located in the United States, Europe and Asia.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF PRESENTATION

         These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP), which, in the case of the Company, conform in all material respects with accounting principles generally accepted in the Unites States, except as outlined in Note 22.

         PRINCIPLES OF CONSOLIDATION

         The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany transactions and balances have been eliminated on consolidation.

         REVENUE RECOGNITION

         Revenues from the sale of fuel cell test stations and fuel cell power product components are recognized when there is persuasive evidence of an arrangement, goods have been delivered, title has passed to the customer, the fee is fixed and determinable, and collection is reasonably assured.

         Equipment leases that transfer substantially all of the benefits and risks of ownership to customers are classified as sales-type leases as a result of meeting the criteria established by Canadian Institute of Chartered Accountants (CICA) Handbook Section 3065, "Leases". Revenue associated with sales-type leases is recognized when all of the following criteria are met: persuasive evidence of an agreement exists; delivery to the customer has taken place, the price is fixed or determinable; and collection is reasonably assured.

         Revenues relating to engineering and testing services are recorded as services are rendered.

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

         PRODUCT WARRANTIES

         The Company typically provides a warranty for parts and/or labor for up to one year or certain operating specifications such as hours of operation. Future warranty costs provisions are based on management's best estimates of such costs, taking into account the specific arrangements of each transaction and past history.

HYDROGENICS CORPORATION
Notes to Consolidated Financial Statements
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
(expressed in thousands of U.S. dollars, except per share amounts)

         GRANTS AND INVESTMENT TAX CREDITS

         Grants to fund various research activities are received from government and other institutions. These grants are recorded as either a liability, or a credit to expenses in the statement of operations, when earned, based on the terms and conditions of the agreements under which the assistance is provided to the Company. A liability is recorded when repayment of the obligation is considered probable. Research and development arrangements that obligate the Company to repay the funds regardless of the outcome or commercialization of the research and development are recognized as liabilities.

         Investment tax credits related to qualifying research and development expenditures are recorded as either a credit to expenses in the statement of operations or a reduction of the cost of applicable property, plant and equipment or depending on the nature of the expenditures which gave rise to the credits. Investment tax credits are recognized in the period in which the credits are earned and realization is reasonably assured.

         SHORT-TERM INVESTMENTS

         Short-term investments consist of interest bearing securities with original terms to maturity of less than one year, and are carried at the lower of amortized cost and market. The Company has the intention and the ability to hold these securities to maturity.

         INVENTORIES

         Raw materials are valued at the lower of cost, determined on a first-in first-out basis, and market. Market for raw materials is defined as replacement cost. Finished goods and work-in-progress are recorded at the lower of cost and net realizable value.

         LONG-LIVED ASSETS

               PROPERTY, PLANT AND EQUIPMENT

               Property, plant and equipment are carried at cost less accumulated depreciation. Property, plant and equipment are depreciated from the date of acquisition or, in respect of internally constructed test equipment, from the time an asset is substantially completed and ready for use. The cost of internally constructed assets includes materials, labour and directly attributable overhead costs.

               Depreciation is computed using the declining balance method as follows:

                        Computer hardware and software           30% per annum
                        Office furniture and equipment           20% per annum
                        Test equipment                           30% per annum
                        Automobiles                              30% per annum

               Leasehold improvements are amortized on a straight line basis over the term of the lease.

HYDROGENICS CORPORATION
Notes to Consolidated Financial Statements
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
(expressed in thousands of U.S. dollars, except per share amounts)

               INTANGIBLE ASSETS

               Intangible assets are carried at cost less accumulated amortization. Amortization is calculated on a declining balance basis at a rate of 50 percent per annum, which reflects the estimated useful life of the assets.

               Effective January 1, 2002, the Company adopted the new CICA Handbook Section 3062 "Goodwill and Other Intangible Assets". Under this new standard, goodwill and intangible assets with indefinite lives are no longer amortized but are subject to annual fair value impairment tests. The Company's intangible assets consist of acquired intellectual property and management services contracts, which are considered to have finite useful lives and amortized. Accordingly, the adoption of this accounting standard had no impact on the financial statements of the Company.

         The Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets held and used is measured by comparison of the carrying amount to future net undiscounted cash flows expected to be generated by the asset. Any excess of the carrying value over the net recoverable amount is charged to the statement of operations.

         DEPOSITS

         Amounts paid as security deposits, which are due for repayment more than one year in the future, are recorded as deposits.

         RESEARCH AND DEVELOPMENT COSTS

         Research and development costs incurred by the Company are expensed as incurred. Costs incurred in applying for patents and licenses are expensed as incurred. Product development costs are expensed as incurred until the product or process is clearly defined and the associated costs can be identified, technical feasibility is reached, there is intention to produce or market the product, the future market is clearly defined, and adequate resources exist, or are expected to be available to complete the project. To date no product development costs have been capitalized.

         FOREIGN CURRENCY TRANSLATION

         The reporting currency of the Company is the U.S. dollar. Effective January 1, 2002 the functional currency of the Company is also the U.S. dollar. Monetary assets and liabilities denominated in currencies other than the U.S. dollar are translated at the rate of exchange in effect at the end of the year. Non-monetary assets are translated at historic rates of exchange. Revenues and expense items denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the average rate of exchange for the year, except for depreciation and amortization which are translated at historic rates. Resultant gains and losses are included in the results of operations.

         The operations of the Company's German subsidiary are considered integrated, and accordingly, its accounts are translated into U.S. dollars using the temporal method. Under this method, monetary assets and liabilities are translated using the year-end exchange rate, and non-monetary items are translated using historic rates of exchange. Revenues and expenses of this subsidiary are translated at the average exchange rate for the year, except for depreciation and amortization, which are translated at historic rates of exchange. Resultant gains and losses are included in the results of operations.

HYDROGENICS CORPORATION
Notes to Consolidated Financial Statements
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
(expressed in thousands of U.S. dollars, except per share amounts)

         Prior to January 1, 2002 the functional currency of the Company was the Canadian dollar and amounts were translated into the U.S. reporting currency using the current rate method. Using the current rate method, assets and liabilities were translated at the year-end exchange rate, and revenues and expenses were translated at the average exchange rate for the year. Gains or losses from translation into the reporting currency were included in the cumulative translation adjustment account in shareholders' equity.

         STOCK-BASED COMPENSATION

         Effective January 1, 2002, the Company adopted the new Canadian standard for reporting stock based compensation, CICA Handbook section 3870 "Stock Based Compensation and Other Stock Based Payments". Under this standard, stock-based payments to non-employees and direct awards of stock to employees and non-employees are accounted for using a fair value method of accounting. For grants of stock options to employees, this standard allows either the recognition of a compensation expense, based on the estimated fair value at the date of grant, or alternatively, the disclosure of pro forma net earnings and earnings per share data in the notes to the financial statements, as if the fair value of the stock based compensation had been recognized in earnings. The Company has opted for the disclosure of the pro-forma net earnings and earnings per share in the notes to the financial statements as if the fair value of the stock based compensation had been recognized in earnings.

         INCOME TAXES

         Income taxes are recorded using the liability method. Future income tax amounts arise due to temporary differences between the accounting and income tax bases of the Company's assets and liabilities. Future income tax assets and liabilities are measured using substantively enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in the period that includes the date of substantive enactment. Future tax assets are recognized to the extent that realization of such benefits is considered to be more likely than not.

         USE OF ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates made by the Company include allowances for potentially uncollectible accounts receivable, warranty provisions, valuation allowances for future income tax assets, useful lives of intangible assets, stock option volatility, expected life of stock options and provisions for costs to complete contracts in progress.

HYDROGENICS CORPORATION
Notes to Consolidated Financial Statements
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
(expressed in thousands of U.S. dollars, except per share amounts)

         CHANGE IN ACCOUNTING POLICY FOR CASH AND CASH EQUIVALENTS

         Prior to fiscal December 31, 2001, investments with terms to maturity of three months or less from the date of acquisition, were considered to be cash equivalents. The Company's short-term deposits are generally held for investment purposes rather than for operating requirements. Accordingly, in 2001, the Company changed its definition of cash and cash equivalents to exclude all investments from cash equivalents. This change in accounting policy which was applied retroactively had the following impact:

Increase in cash provided by investing activities for 2001           $72,325
Increase in cash used in investing activities for 2000               $75,756
Decrease in cash and cash equivalents as at December 31, 2001        $ 3,926
Decrease in cash and cash equivalents as at December 31, 2000        $75,592

         The Company's consolidated statements of cash flows for 2000 were revised to reflect the impact of this change, and to disclose the change in cash, defined as cash on deposit, for each year. This change in accounting policy had no effect on reported earnings and deficit for 2000.

         EARNINGS (LOSS) PER SHARE

         Basic earnings (loss) per share is calculated based on the weighted average number of common shares outstanding for the year. Diluted earnings (loss) per share is calculated using the daily weighted average number of common shares that would have been outstanding during the year had all potential common shares been issued at the beginning of the year, or when the underlying options or warrants were granted, if later. The treasury stock method is used to determine the incremental number of shares that would have been outstanding had the Company used proceeds from the exercise of options and warrants to acquire common shares.

         COMPARATIVE BALANCES

         Certain comparative balances for 2001 and 2000 have been reclassified to conform to the presentation adopted by the Company in 2002.

3.   ACCOUNTS RECEIVABLE

                                              2002      2001
Trade accounts receivable                    5,153     3,817
Less: Allowance for doubtful accounts          (40)     (122)
Goods and services tax                         278       310
Refundable investment tax credits              273       273
Other                                            -        75
                                             -----     -----
                                             5,664     4,353
                                             -----     -----

HYDROGENICS CORPORATION
Notes to Consolidated Financial Statements
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
(expressed in thousands of U.S. dollars, except per share amounts)

4.   INVENTORIES

                                              2002            2001
Raw materials                                2,163           1,962
Work-in-progress                             2,156             466
Finished goods                                 461             541
                                             -----           -----
                                             4,780           2,969
                                             -----           -----

5.   PROPERTY, PLANT AND EQUIPMENT

                                           2002        2001
Cost
     Test equipment                       3,606       3,096
     Furniture and equipment              1,074         746
     Computer hardware and software         993         583
     Leasehold improvements                 321         263
     Automobiles                             39          15
                                          -----       -----
                                          6,033       4,703
                                          -----       -----

Accumulated depreciation
    Test equipment                        1,350         557
    Furniture and equipment                 309         140
    Computer hardware and software          339         157
    Leasehold improvements                  157          64
    Automobiles                              23           5
                                          -----       -----
                                          2,178         923
                                          -----       -----

Net book value
    Test equipment                        2,256       2,539
    Furniture and equipment                 765         606
    Computer hardware and software          654         426
    Leasehold improvements                  164         199
    Automobiles                              16          10
                                          -----       -----
                                          3,855       3,780
                                          -----       -----

         Test equipment under construction, as at December 31, 2002, not yet subject to depreciation amounted to $229 (2001 - $147).

HYDROGENICS CORPORATION
Notes to Consolidated Financial Statements
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
(expressed in thousands of U.S. dollars, except per share amounts)

6.   INTANGIBLE ASSETS

         On October 16, 2001, the Company issued 11,364,006 common shares and 2,470,436 common share purchase warrants with an aggregate value of $33,658 (net of issuance costs of $277) in exchange for perpetual royalty free intellectual property rights for certain fuel cell stack technology. The terms of the warrants are described in Note 9.

         As a result of the acquisition of EnKAT GmbH on May 1, 2002, the Company acquired management services contracts for five years from each of the two principals of EnKAT. The details of the acquisition are described in Note 19.

         During 2002 the Company acquired certain intellectual property valued at $420 in exchange for an unsecured non-interest bearing term loan. The terms of the loan are described in Note 8.As at December 31 the carrying value of amortized intangible assets is as follows:

                                           2002         2001
Cost
     Intellectual property                33,629       33,209
     Management services contracts           565            -
                                         -------       ------
                                          34,194       33,209
                                         -------       ------
Accumulated amortization
     Intellectual property               (18,492)      (3,459)
     Management services contracts          (190)           -
                                         -------       ------
                                         (18,682)      (3,459)
                                         -------       ------

Net book value
     Intellectual property                15,138       29,750
     Management services contracts           374            -
                                         -------       ------
                                          15,512       29,750
                                         -------       ------

7.   ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

                                            2002         2001
                                             $            $
Trade accounts payable                     1,723        1,048
Supplier accruals                            695           57
Current portion of loans payable             101            -
Provincial capital tax                       194            -
Accrued payroll costs                        501          265
Warranty accrual                             373          172
Accrued legal and audit costs                299            -
Other                                        219            -
                                           -----        -----
                                           4,105        1,542
                                           -----        -----

HYDROGENICS CORPORATION
Notes to Consolidated Financial Statements
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
(expressed in thousands of U.S. dollars, except per share amounts)

     Information regarding the changes in the Company's aggregate product warranty liabilities was as follows for the year ended December 31, 2002:

                                                         $
Balance, December 31, 2001                              172
Accruals for warranties issued during the year          327
Settlements made during the year                       (126)
                                                       ----
Balance, December 31, 2002                              373
                                                       ----

8.   LOANS PAYABLE

     From time to time the Company receives repayable grant financing from a government agency for research and development activities. At December 31, 2002 the outstanding amount of such repayable financing, net of imputed interest, was $183 (2001 - $164). This amount is unsecured and denominated in Canadian dollars, and repayable over a four-year period commencing April 1, 2005. The amount repayable in each quarter is 1.3% of the Company's gross revenues for the preceding quarter. Based on the maximum amount repayable being 150 percent of the principal, the Company has charged to expense imputed interest of $20 in 2002 (2001 - $19; 2000 - $7) at an effective rate of 10% per annum.

     During 2002 the Company acquired certain intellectual property in exchange for an unsecured non-interest bearing term loan of $420 denominated in U.S. dollars. The loan is repayable over four years. At December 31, 2002 the outstanding amount of the loan, net of imputed interest, was $297. The Company has charged to expense imputed interest of $27 in 2002 at an effective rate of 10% per annum.

     The present value of future loan repayments is as follows:

                                  $
2003                             125
2004                             100
2005                             375
2006                              25
                                 ---
                                 625
Less: imputed interest            99
                                 ---
                                 526
Less: current portion            101
                                 ---
                                 425
                                 ===

HYDROGENICS CORPORATION
Notes to Consolidated Financial Statements
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
(expressed in thousands of U.S. dollars, except per share amounts)

9.       SHARE CAPITAL AND OTHER EQUITY

         Changes in shareholders' equity for 2000, 2001 and 2002 are as follows:

                              Common shares                                                       Foreign
                          --------------------                            Expensed                Currency        Total
                                                   Preferred               stock                 Translation   Shareholders'
                            Number     Amount       Shares     Warrants   options    Deficit      Adjustment       Equity
----------------------------------------------------------------------------------------------------------------------------
                                          $            $           $          $         $             $              $
BALANCE AT DECEMBER
31, 1999                  19,687,500        21         124           -          -        (107)           -       $     38

Issuance of Series B
preferred shares                   -         -         442           -          -           -            -            442

Issuance of common
shares                     7,000,000    76,167           -           -          -           -            -         76,167

Conversion of Series A
preferred shares           5,250,000       967        (124)          -          -           -            -            843

Conversion of Series B
preferred shares           3,573,500     3,562        (442)          -          -           -            -          3,120

Issuance of common
shares on exercise of
options                       49,000        23           -           -          -           -            -             23

Net loss                           -         -           -           -          -      (1,736)           -         (1,736)

Foreign currency
translation
adjustment                         -         -           -           -          -           -        1,363          1,363

BALANCE AT DECEMBER
31, 2000                  35,560,000    80,740           -           -          -      (1,843)       1,363         80,260
Issuance of common
shares and warrants for
perpetual royalty-free
intellectual property
rights                    11,364,006    28,936           -       4,722          -           -            -         33,658

Issuance of common
shares on exercise of
options                      994,440       128           -           -          -           -            -            128

Net loss                           -         -           -           -          -      (2,816)           -         (2,816)

Foreign currency
translation adjustment             -         -           -           -          -           -       (5,409)        (5,409)

BALANCE AT DECEMBER
31, 2001                  47,918,446   109,804           -       4,722          -      (4,659)      (4,046)       105,821
Issuance of common
shares on exercise of
options                      877,675       193           -           -          -           -            -            193

Stock-based consulting
expense                            -         -           -                     29           -            -             29

Net loss                           -         -           -           -          -     (20,611)           -        (20,611)
-------------------------------------------------------------------------------------------------------------------------

BALANCE AT DECEMBER
31, 2002                  48,796,121  $109,997           -      $4,722     $   29    $(25,270)    $ (4,046)      $ 85,432
-------------------------------------------------------------------------------------------------------------------------

HYDROGENICS CORPORATION
Notes to Consolidated Financial Statements
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
(expressed in thousands of U.S. dollars, except per share amounts)

         The authorized capital stock of the Company consists of an unlimited number of common shares and an unlimited number of preferred shares issuable in series.

         During 2002, the Company issued 877,675 (2001 - 994,440; 2000 - 49,000)
         common shares for $193 (2001 - $128; 2000 - $23) in cash under the exercise of options.

         During 2002, the Company issued 50,000 (2001 - nil; 2000 -nil) stock options in exchange for consulting services from an outside supplier. Each option is exercisable for one common share of the Company at a price of $12.00 CAD per share. These options are for a term of 10 years from the date of grant and vest quarterly over four years and are expensed at the fair value in accordance with CICA Handbook Section 3870 "Stock Based Compensation and Other Stock Based Payments." The fair value of stock options expensed in the year amounted to $29 and was determined using a Black-Scholes pricing model with a risk-free rate of 5.12 percent, an expected life of 4 years, a volatility factor of 77 percent and no dividends.

         On October 16, 2001, the Company issued 11,364,006 common shares and 2,470,436 common share purchase warrants with an aggregate value of $33,658 (net of issuance costs of $277) in exchange for perpetual royalty-free intellectual property rights for certain fuel cell stack technology. Each common share purchase warrant is exercisable upon release from escrow for one common share of the Company at a price of $4.00 per share. The fair value of common share purchase warrants issued amounted to $4,722, net of issuance costs, and was determined using a Black-Scholes pricing model with a risk-free rate of 3.9 percent, a 5 year term and a volatility factor of 108 percent. The common share purchase warrants were placed in escrow on October 16, 2001 and are to be automatically released from escrow at a rate of 61,761 warrants per month over 40 months and expire on October 16, 2006.

         During 2000, the Company completed a reverse share split reducing the number of common shares from 3,000,000 to 2,812,500. Prior to the Company's initial public offering in November 2000, the shares were split on a seven to one basis. The effect of these splits has been recognized retroactively in all share and per share data in the financial statements and notes.

         On January 24, 2000, the Company issued 510,500 Series B preferred shares at $7.27 (Cdn$10.50) per share for proceeds, net of issue costs, of $3,623 (Cdn$5,261). These shares were voting, convertible, redeemable and earned 5 percent cumulative dividends.

         On November 1, 2000, the Company completed an initial public offering and listed its common shares on the NASDAQ National Market and The Toronto Stock Exchange, and issued 7,000,000 common shares raising proceeds of $76,167 net of issue costs of $7,833.

         On November 1, 2000, all outstanding Series A and B preferred shares were converted to common shares in accordance with the terms of the share agreements. A total of 8,823,500 common shares were issued for a total stated value of $4,529. At conversion, cumulative dividends of $229 were paid to the preferred shareholders.

HYDROGENICS CORPORATION
Notes to Consolidated Financial Statements
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
(expressed in thousands of U.S. dollars, except per share amounts)

10.      EMPLOYEE STOCK BASED COMPENSATION

         During 2000, the Company adopted a broad-based employee stock option plan. The number of common shares that may be issued under the share option plan is limited to 4,641,000. All options are for a term of 10 years from the date of grant and vest over four years unless otherwise determined by the board of directors. Under Canadian GAAP no compensation expense has been recorded with respect to options granted to employees. A summary of the Company's employee stock option plan activity is as follows:

                                                            WEIGHTED
                                                        AVERAGE EXERCISE
                                       OPTIONS FOR            PRICE
                                      COMMON SHARES           CAD$
Balance - December 31, 1999             1,394,533             0.22

Options granted                         2,547,117             1.21
Options exercised                         (49,000)            0.72

                                        ---------
Balance - December 31, 2000             3,892,650             0.86

Options granted                           668,100             5.73
Options exercised                        (994,440)            0.20
Options forfeited on termination         (460,715)            0.70
                                        ---------

Balance December 31, 2001               3,105,595             2.15
Options granted                           396,900             6.46
Options exercised                        (877,675)            0.35
                                        ---------
Balance December 31, 2002               2,624,820             3.37
                                        ---------

                                                            WEIGHTED
                                                        AVERAGE EXERCISE
                                       OPTIONS FOR            PRICE
                                      COMMON SHARES           CAD$
Exercisable at December 31, 2000        1,981,439             0.25
Exercisable at December 31, 2001        1,970,335             0.69
Exercisable at December 31, 2002        1,652,874             1.87

HYDROGENICS CORPORATION
Notes to Consolidated Financial Statements
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
(expressed in thousands of U.S. dollars, except per share amounts)

         The following table summarizes information about the Company's share options outstanding as at December 31, 2002:

                      NUMBER          WEIGHTED           WEIGHTED         NUMBER         WEIGHTED
                  OUTSTANDING AT       AVERAGE           AVERAGE       EXERCISABLE AT    AVERAGE
EXERCISE PRICE     DECEMBER 31,       REMAINING        SHARE PRICE     DECEMBER 31,    SHARE PRICE
     CAD$             2002         CONTRACTUAL LIFE       CAD$            2002            CAD$
          0.05        287,500            7.06              0.05            287,500         0.05
          0.29        684,000            7.06              0.29            684,000         0.29
  1.00 to 2.00        332,350            7.23              1.09            295,163         1.08
  2.01 to 4.00        433,100            8.66              3.64            144,900         3.56
 4.01 to 10.00        728,120            8.73              6.63            176,203         7.32
10.01 to 18.12        159,750            8.34             11.76             65,108        11.70
                    ---------                                            ---------

                    2,624,820                                            1,652,874
                    ---------                                            ---------

         All options granted after November 1, 2000, the date of the Company's initial public offering, have an exercise price equal to the closing share price on the Toronto Stock Exchange the day before the grant.

         For the year ended December 31, 2002, a total of 396,900 stock options were granted to employees in accordance with the terms of the employee share option plan. Had the Company determined compensation cost based on the fair value method described in CICA Handbook Section 3870 "Stock Based Compensation and Other Stock Based Payments," the fair value of the stock options granted during the year would have been $1,543 (weighted average $3.89 per share) and the related expense for the year ended December 31, 2002 would have been $295 ($0.01 per share on a basic and diluted basis). Pro-forma loss for the year ended December 31, 2002 would have been $20,906 (($0.43) per share on a basic and diluted basis). For the purpose of these disclosures stock options are valued using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4.50 percent to 4.86 percent, expected life of 4 years, expected volatility of 77 percent, and no dividends.

11.      COMMITMENTS AND CONTINGENCIES

         The Company incurred rental expenses of $886 under operating leases in 2002 (2001 - $788, 2000 - $390). The Company has future minimum lease payments under operating leases relating to premises and office equipment as follows:

                          $
       2003              859
       2004              693
       2005              449
       2006                -
       2007                -
2008 and thereafter        -
                       -----

                       2,001
                       =====

HYDROGENICS CORPORATION
Notes to Consolidated Financial Statements
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
(expressed in thousands of U.S. dollars, except per share amounts)

         The Company has entered into repayable contribution and other research and development arrangements with various Canadian governmental ministries and public sector enterprises. Under these arrangements, the Company was eligible to receive up to a cumulative amount of $3,194 (2001 - $1,912; 2000- $657) towards agreed upon research and development project costs. The utilized amount of the advances at December 31, 2002 was $2,194 (2001 - $1,726; 2000- $547). In return, these funding parties have a right to receive as repayments, 1.3 percent to 4 percent of gross revenue received by the Company as a result of the commercial exploitation of the associated technology. To date, no revenues from these technologies have been recognized and no repayable amounts have been reflected in the accounts. These arrangements will expire in stages between September 30, 2006 and March 31, 2016, or when total amounts repaid reach the utilized amount of the advance, depending on the terms of the individual contracts.

         The Company has entered into indemnification agreements with its current and former directors and officers to indemnify them, to the extent permitted by law, against any and all charges, costs, expenses, amounts paid in settlement and damages incurred by the directors and officers as a result of any lawsuit or any other judicial, administrative or investigative proceeding in which the directors and officers are sued as a result of their service. These indemnification claims will be subject to any statutory or other legal limitation period. The nature of the indemnification agreements prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay to counter parties. The Company has purchased directors' and officers' liability insurance. No amount has been recorded in the financial statements with respect to these indemnification agreements.

         In the normal course of operations, The company may provide indemnification agreements, other than those listed above, to counterparties that would require the company to compensate them for costs incurred as a result of changes in laws and regulations or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary based upon the contract. The nature of the indemnification agreements prevents the Company from making a reasonable estimate of the maximum potential amount if could be required to pay to counter parties. No amount has been recorded in the financial statements with respect to these indemnification agreements.

         In January, 2002, a legal action was commenced against the Company in federal court (Southern District, Texas), alleging patent infringement. The Company considers the claims in this suit to be without merit and plans to continue vigorously defending this action. The outcome of this action is not considered determinable. Accordingly, an estimate of potential loss, if any, cannot be made at this time.

12.      INCOME TAXES

         As at December 31, 2002, the Company has available income tax loss carry-forwards of $12,209 that may be used to reduce taxable income in future years, expiring as follows:

2006                   -
2007                 280
2008               4,923
2009               7,006
                  ------

Total             12,209
                  ======

HYDROGENICS CORPORATION
Notes to Consolidated Financial Statements
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
(expressed in thousands of U.S. dollars, except per share amounts)

         As at December 31, 2002, the Company has unclaimed scientific research and experimental development expenditures of $1,412 that can be used to offset future income over an indefinite period.

         The Company also has non-refundable investment tax credits amounting to approximately $398 that can be used to reduce future federal income taxes payable, expiring in 2010 and 2011.

         The Company has recorded a valuation allowance to reflect uncertainties associated with the realization of all future income tax assets.

         The Company's computation of income tax expense (recovery), which is all arising in Canada, is as follows:

                                                 2002          2001        2000
                                                   $             $           $
Loss before income taxes                        (20,357)      (2,660)      (1,564)
                                                -------       ------       ------
Statutory income tax rate                         33.12%       34.12%       34.95%
                                                =======       ======       ======
Income taxes (recovery) at statutory rate        (6,742)        (908)        (547)
     Non-deductible expenses                      1,034          306           91
     Other permanent differences                   (160)         151           18
     Large corporations tax                         254          156          172
     Income tax rate changes                        584          441            -
     Change in valuation allowance                5,284           10          438
                                                -------       ------       ------
Income tax expense                                  254          156          172
                                                -------       ------       ------

         Components of the Company's net future income tax assets, which are all arising in Canada, are:

                                                                 2002       2001
                                                                   $          $
Non capital losses                                               3,989     2,017
Scientific research and experimental development expenses          425         -
Investment tax credits                                             278        22
Warranty and other provisions                                      165        60
Property, plant and equipment and intellectual property          3,313       231
Share issue costs                                                  961      1433
Unrealized foreign exchange gain                                  (559)     (475)
Valuation allowance                                             (8,572)   (3,288)
                                                                ------    ------
                                                                     -         -
                                                                ------    ------

HYDROGENICS CORPORATION
Notes to Consolidated Financial Statements
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
(expressed in thousands of U.S. dollars, except per share amounts)

13.      RELATED PARTY TRANSACTIONS

         In the normal course of operations, the Company sells certain products and performs services to a company that owns a significant number of its common shares. Revenues from this related company totalled $9,622 in 2002 (2001 - $2,460; 2000 - $2,556). At December 31, 2002, the
         Company has an accounts receivable due from this related company of $3,647 (2001 - $2,058; 2000 - $519)

         In the normal course of operations, the Company subcontracts certain manufacturing functions to a company owned by a relative of one of the principal shareholders of Hydrogenics Corporation. Billings by this related company for manufacturing functions totalled $999 in 2002 (2001
         - $1,219; 2000 - $615). At December 31, 2002, the Company has an
         accounts payable balance due to this related company of $140 (2001 - $119; 2000 - $46).

         All related party transactions have been recorded at the exchange amount, which is the consideration paid or received as established and agreed to by the related parties.

14.      FINANCIAL INSTRUMENTS

         At December 31, 2002, 2001 and 2000, the fair values of cash, short-term investments, accounts receivable, grants receivable, accounts payable and accrued liabilities approximate their respective carrying values because of the short-term nature of these instruments.

         The carrying value of loans payable approximates the fair value because interest is imputed at a rate available to the Company for long term borrowings and is included in the loan balance.

         U.S. dollar-denominated amounts included in cash and short-term investments at December 31, 2002 amount to $27,697 (2001 - $26,546; 2000 - $75,547). All cash and short-term investments are deposited with highly rated financial institutions within Canada.

         A substantial portion of the Company's accounts receivable is owing from a limited number of customers located globally (note 18). The Company performs ongoing credit evaluations on its customers' financial condition and generally requires no collateral from its customers. The Company maintains an allowance for doubtful accounts receivable based on management's assessment of expected collectibility and past history.

15.      LINE OF CREDIT

         The Company has an operating line of credit available up to $632 (Cdn$1,000). As at December 31, 2002, 2001 and 2000, the Company had not drawn on this line. The operating facility bears interest at Royal Bank of Canada prime rate plus 0.5 percent, is due on demand and is collateralized by a general security agreement over all assets.

16.      LOSS PER SHARE

         Loss per share is calculated using the weighted average number of common shares outstanding for the year of 48,437,813 shares in 2002 (2001 - 38,217,593; 2000 - 22,341,370). No effect has been given to the potential exercise of stock options and warrants in the calculation of diluted earnings (loss) per share as the effect would be anti-dilutive.

HYDROGENICS CORPORATION
Notes to Consolidated Financial Statements
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
(expressed in thousands of U.S. dollars, except per share amounts)

17. STATEMENTS OF CASH FLOWS

    Components of the net change in non-cash working capital are as follows:

                                                 2002      2001      2000
                                                  $          $         $
Decrease (increase) in current assets
     Accounts receivable                        (1,383)   (1,920)   (1,626)
     Grants receivable                             343      (690)       63
     Inventories                                (1,586)   (1,879)   (1,100)
     Prepaid expenses                             (147)      (54)     (114)
     Deposits                                        -         -       (67)
Increase (decrease) in current liabilities
     Accounts payable and accrued liabilities    2,501      (749)    1,545
     Unearned revenue                              520         -         -
     Income taxes payable                          131      (152)      160
     Dividends payable                               -         -       (50)
                                                ------    ------    ------

                                                   378    (5,444)   (1,189)
                                                ------    ------    ------

18. SEGMENTED FINANCIAL INFORMATION

    The Company currently operates in a single reporting segment, being the design, development, manufacturing and sale of proton-exchange membrane, or PEM, fuel cell automated test stations and fuel cell systems and provides engineering and other services. Substantially all the Company's long-lived assets are located in Canada. Revenue is derived primarily from the sale of goods and services to customers located as follows:

                      2002      2001    2000
                        $        $        $
United States        12,715    3,080    5,098
Japan                   703    2,081        -
United Kingdom        1,108      600    3,442
Rest of World         1,314    1,657      343
                     ------    -----    -----

                     15,840    7,418    8,883
                     ------    -----    -----

REVENUES              2002      2001    2000
                       $         $        $
Products              7,794    7,040    8,883
Services              8,046      378        -
                     ------    -----    -----
                     15,840    7,418    8,883
                     ------    -----    -----

HYDROGENICS CORPORATION
Notes to Consolidated Financial Statements
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
(expressed in thousands of U.S. dollars, except per share amounts)

COST OF SALES                             2002     2001     2000
                                            $        $        $
Products                                  4,906    4,657    6,485
Services (excluding depreciation)         5,797      284        -
                                         ------    -----    -----
                                         10,703    4,941    6,485
                                         ------    -----    -----

         The Company's largest customers comprise the following percentages of total revenue:

                     2002    2001    2000
                      %       %        %
First                 61      33      39
Second                 7      28      29
Third                  7       9      10
Fourth                 6       6       7
Others                19      24      15
                     ---     ---     ---

                     100     100     100
                     ---     ---     ---

19. BUSINESS ACQUISITION

         On May 1, 2002, the Company acquired all the issued and outstanding common shares of EnKAT GmbH (EnKAT). EnKAT, based in Gelsenkirchen, Germany, designs and manufactures test systems for fuel cells, reformers and electrochemical engines. The purchase price was $645 which includes cash paid of $277, repayment of debt on acquisition of $281 and transaction costs of $87. The purchase price allocated to the assets acquired and the liabilities assumed on the basis of their respective estimated fair market values on the acquisition date was:

Current assets                                             86
Property, plant and equipment                              30
Intangible assets                                         565
Current liabilities                                       (36)
                                                          ---
                                                          645
                                                          ---

         As part of the acquisition, the Company obtained management services contracts for five years for each of the two principals of EnKAT. The fair value of these contracts has been included in intangible assets and is being amortized on a declining balance basis at an annual rate of 50 percent.

         This acquisition was accounted for by the purchase method. The results of operations of the Company include the results of EnKAT commencing May 1, 2002.

HYDROGENICS CORPORATION
Notes to Consolidated Financial Statements
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
(expressed in thousands of U.S. dollars, except per share amounts)

20. SUBSEQUENT EVENT

         On January 7, 2003, the Company acquired all the issued and outstanding common shares of Greenlight Power Technologies (Greenlight). Greenlight, based in Burnaby, British Columbia, designs and manufactures test systems for fuel cells, reformers and electrochemical engines. The purchase price was $29,472 CAD (US $19,044) exclusive of expenses of $1,062 relating to the acquisition. Consideration consisted of cash of $2,282 and the issuance of 4,164,093 common shares of the Company with an aggregate value of $16,762 at the acquisition date. The allocation of the purchase price to the assets and liabilities acquired is as follows:

Current assets                                        2,970
Property, plant and equipment                         2,120
Intangible assets                                    13,505
Goodwill                                              5,262
Future tax asset                                      5,393
Current liabilities                                  (3,549)
 Long term debt                                        (202)
 Future tax liabilities                              (5,393)
                                                     ------
                                                     20,106
                                                     ------

         This allocation is preliminary and will be finalized upon receipt of a completed report by an independent valuator. This acquisition will be accounted for by the purchase method. From the date of acquisition onwards the Company will consolidate the operations of Greenlight in its financial statements.

21. NEW ACCOUNTING STANDARDS

    (i)  Canadian standards

                  GUARANTEES

                  In December 2002, the CICA issued Accounting Guideline No. 14 (AcG 14) relating to disclosure of guarantees. AcG 14 requires disclosure of key information about certain types of guarantee contracts that require payments contingent on specified types of future events. The guideline is effective for periods beginning on or after January 1, 2003.

                  ASSET RETIREMENT OBLIGATIONS

                  In December 2002, the CICA approved new Handbook section "Asset Retirement Obligations" to replace the current guidance on future removal and site restoration costs included in the CICA accounting standard 3061 "Property, Plant and Equipment". The standard is effective for years beginning on or after January 1, 2004. The standard requires recognition of a liability at its fair value for the obligation associated with the retirement of a tangible long-lived asset. A corresponding asset retirement cost would be added to the carrying amount of the related asset and amortized to expense over the useful life of the asset. The effect on net income of adopting this standard, on January 1, 2004, is not expected to be material.

HYDROGENICS CORPORATION
Notes to Consolidated Financial Statements
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
(expressed in thousands of U.S. dollars, except per share amounts)

    (ii)  U.S. standards

                  FIN 45 - GUARANTOR'S ACCOUNTING AND DISCLOSURE REQUIREMENTS FOR GUARANTEES

                  In December 2002, the FASB issued Financial Interpretation No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57 and 107" (FIN 45). FIN 45 requires that, effective for years beginning after September 15, 2002, a guarantor recognizes, at the inception of a guarantee, a liability for the fair value of the obligations it has undertaken in issuing the guarantee. The Company has adopted the disclosure of provisions of FIN 45 for the year ended December 31, 2002. The Company is currently evaluating the impact of adopting the recognition provisions of FIN 45.

                  ASSET RETIREMENT OBLIGATIONS

                  The FASB has issued SFAS No. 143, Accounting for Asset Retirement Obligations. This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The effect on net income of adopting this standard on January 1, 2003, is not expected to be material.

                  EXTINGUISHMENT OF DEBT

                  The FASB has issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections". This standard updates, defines and simplifies several existing accounting pronouncements. For fiscal years beginning after May 15, 2002, gains and losses from extinguishment of debt are no longer required to be treated as an extraordinary item, net of income taxes. The effect on net income of adopting this standard, on January 1, 2003, is considered not to be material.

                  EXIT AND DISPOSAL ACTIVITIES

                  The FASB has issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". Under this standard, exit costs and restructuring liabilities generally will be recognized only when incurred. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The effect on net income of adopting this standard, on January 1, 2003, is considered not to be material.

22. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES AND PRACTICES

    The financial statements have been prepared in accordance Canadian GAAP, which differ in certain respects from those principles that the Company would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States (U.S.
    GAAP).

HYDROGENICS CORPORATION
Notes to Consolidated Financial Statements
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
(expressed in thousands of U.S. dollars, except per share amounts)

         The reconciliation of net loss for the year from Canadian GAAP to conform with U.S. GAAP is as follows:

                                                        2002          2001           2000
                                                          $             $              $
Loss for the year based on Canadian GAAP                (20,611)       (2,816)        (1,736)
Accrued dividends and amortization of discount on
   preferred shares (i)                                       -             -            262
Stock-based compensation (ii)                              (443)       (1,468)        (3,369)
                                                     ----------    ----------     ----------

Loss for the year based on U.S. GAAP                    (21,054)       (4,284)        (4,843)
Other comprehensive income (loss)
   Foreign currency translation (iii)                         -        (5,409)         1,360
                                                     ----------    ----------     ----------

Comprehensive loss based on U.S. GAAP                   (21,054)       (9,693)        (3,483)
                                                     ----------    ----------     ----------

Basic and fully diluted loss per share based
   on U.S. GAAP                                           (0.43)        (0.11)         (0.22)

Weighted average number of shares used in
   calculating loss per share                        48,437,813    38,217,593     22,341,370

                                                         2002          2001            2000
                                                           $            $                $
Shareholders' equity based on Canadian GAAP             85,432        105,821         80,260
                                                        ------        -------         ------
Shareholders' equity based on U.S. GAAP                 85,432        105,821         80,260
                                                        ------        -------         ------

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

HYDROGENICS CORPORATION
Notes to Consolidated Financial Statements
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
(expressed in thousands of U.S. dollars, except per share amounts)

   (ii)   Stock-based compensation

                  Under Canadian GAAP, no compensation expense has been recognized with respect to employee stock options. For U.S. GAAP reporting, the Company uses the intrinsic value method of APB Opinion No. 25 and options issued under the plan are deemed to be compensatory to the extent that the fair value of the stock exceeds the exercise price at the date of grant. The compensation cost is recognized over the vesting period. For U.S. GAAP, the compensation cost not yet recognized is presented as a deferred stock-based compensation charge, with a corresponding amount included in stock options outstanding, both of which form part of shareholders' equity. At December 31, 2002, equity balances for deferred stock-based compensation and stock options outstanding are $175 and $3,206 respectively.

                  Had the Company determined compensation cost based on the fair value method as prescribed in Statement of Financial Accounting Standards No. 123, "Accounting for Stock-based Compensation," the expense for the year ended December 31, 2002 would have been $2,025 (2001 - $3,018; 2000 - $3,970) or
                  $0.04 per share (2001 - $0.08; 2000 - $0.18). Pro-forma loss for the year ended December 31, 2002 would have been $(22,636) (2001- $(5,834); 2000 - $(5,444)) or $(0.47) (2001 - $(0.15);
                  2000 - $(0.25)) per share. For the purposes of these disclosures stock options are valued using the Black-Scholes option pricing model with the following weighted average assumptions: risk free interest rate of 4.50 percent to 5.39 percent, expected life of four to ten years, expected volatility of between 77 percent and 113 percent, and no dividends.

                  The condensed statements of operations and cash flows for the years ended December 31, under U.S. GAAP, are as follows:

                                                       2002         2001           2000
                                                        $            $               $
Revenues                                              15,840        7,418          8,883
Cost of revenues                                      10,703        4,941          6,485
Operating expenses                                    27,363       12,383          6,312
Loss from operations                                 (22,226)      (9,906)        (3,914)
Loss for the year                                    (21,054)      (4,284)        (4,843)

                                                       2002         2001           2000
                                                        $            $              $
Cash used in operating activities                     (3,927)      (7,025)          (984)
Cash provided by (used in) investing activities        3,240        5,443        (77,869)
Cash provided by (used in)  financing activities          43          (52)        79,672

   (iii)  Comprehensive income

                  U.S. GAAP requires disclosure of comprehensive income or loss which comprises income (loss) and other comprehensive income. The only item of other comprehensive income for the Company is the change in the foreign currency translation adjustment included in shareholders' equity. Under Canadian GAAP, there is no concept of comprehensive income.

HYDROGENICS CORPORATION
Notes to Consolidated Financial Statements
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
(expressed in thousands of U.S. dollars, except per share amounts)

   (iv)   Loss per share

                  The numerator for purposes of calculating loss per share under U.S. GAAP has been calculated as follows:

                                                  2002             2001          2000
                                                   $                $              $
Net loss under U.S. GAAP                        (21,054)          (4,284)       (4,843)
Less: Dividends on preferred shares                   -                -           179
                                                -------           ------        ------
Loss available to common shareholders           (21,054)          (4,284)       (5,022)

                             HYDROGENICS CORPORATION

                                   SCHEDULE II
                        VALUATION AND QUALIFYING ACCOUNT
                         (IN THOUSANDS OF U.S. DOLLARS)

                                                        Additions/
                                        Balance at      recoveries
                                       beginning of     charged to                    Balance at
                                           year          expense       Deductions(1)  end of year
                                            $               $                $              $
ALLOWANCE FOR DOUBTFUL ACCOUNTS
RECEIVABLE
Year ended December 31, 2000                  13              -             (13)             -
Year ended December 31, 2001                   -            126              (4)           122
Year ended December 31, 2002                 122              -             (82)            40

DEFERRED INCOME TAX VALUATION
ALLOWANCE
Year ended December 31, 2000                  21          3,249               -          3,270
Year ended December 31, 2001               3,270             18               -          3,288
Year ended December 31, 2002               3,288          5,284               -         $8,572

(1) amounts written off against the allowance

         EXHIBIT LIST

EXHIBIT NUMBER                                 NAME OF DOCUMENT
--------------                                 ----------------
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

     4.15         Research Agreement for a Cooperative Project, dated November 19,

EXHIBIT NUMBER                                 NAME OF DOCUMENT
--------------                                 ----------------
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

     4.24         Joint Development Agreement between the Company and Johnson Matthey, Inc, dated
                  April 18, 2001. (27)

     4.25         Sales Agency Agreement between the Company and Hankook BEP Co. Ltd., dated July 23, 2001. (28)

     4.26         Distribution Agreement between the Company and Toyota Tsusho Corporation, dated
                  August 22, 2001. (29)

     4.27         Corporate Alliance Agreement between General Motors Corporation and the Company, dated October 16, 2001. (30)

     4.28         Master Intellectual Property Agreement between General Motors Corporation and the
                  Company, dated October 16, 2001. (31)

     4.29         Governance Agreement between General Motors Corporation and the Company, dated
                  October 16, 2001. (32)

     4.30         Share Subscription Agreement between General Motors Corporation and the Company, dated October 16, 2001. (33)

     4.31         Escrow Agreement between General Motors Corporation and the Company, dated October
                  16, 2001. (34)

     4.32         Registration Rights Agreement between General Motors Corporation and the Company, dated October 16, 2001. (35)

     4.33         Share Purchase Agreement among the Company, Dr. Bernd Pitschak, Dr. Karl Klug and
                  Creavis GmbH, dated April 16, 2002. (36)

     4.34         Department of Natural Resources Efficiency and Alternative Energy Program
                  Contribution Agreement between Canada and the Company, dated September 13, 2002. *

     4.35         Share Purchase Agreement dated January 7, 2003 among the Company, Greenlight Power
                  Technologies, Inc., Ventures West 7 Limited Partnership, Ventures West 7 U.S.
                  Limited Partnership, Horton Trading Co., Roger Harper, Jacek Piotrowski, Gary Sedun,
                  David Chapman, James Dean, Sedun Family Trust and Piotrowski Family Trust. *

     8.0          List of Subsidiaries of the Registrant. *

EXHIBIT NUMBER                                 NAME OF DOCUMENT
--------------                                 ----------------
     10.1         Certification of Chief Executive Officer of the Registrant pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. *+

     10.2         Certification of Chief Financial Officer of the Registrant pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*+

*  Filed herewith.

+ This document is being furnished in accordance with SEC Release Nos. 33-8212 and 34-47551.

(1) Incorporated by reference from Exhibit 3.1 to Amendment No. 4 to the Company's Registration Statement on Form F-1, File No. 333-42682, filed with the Securities and Exchange Commission on October 13, 2000.

(2) Incorporated by reference from Exhibit 3.2 to Amendment No. 4 to the Company's Registration Statement on Form F-1, File No. 333-42682, filed with the Securities and Exchange Commission on October 13, 2000.

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

(27) Incorporated by reference from Exhibit 4.24 to the Company's Annual Report on Form 20-F, filed with the Securities and Exchange Commission on June 26, 2002.

(28) Incorporated by reference from Exhibit 4.25 to the Company's Annual Report on Form 20-F, filed with the Securities and Exchange Commission on June 26, 2002.

(29) Incorporated by reference from Exhibit 4.26 to the Company's Annual Report on Form 20-F, filed with the Securities and Exchange Commission on June 26, 2002.

(30) Incorporated by reference from Exhibit 4.27 to the Company's Annual Report on Form 20-F, filed with the Securities and Exchange Commission on June 26, 2002.

(31) Incorporated by reference from Exhibit 4.28 to the Company's Annual Report on Form 20-F, filed with the Securities and Exchange Commission on June 26, 2002.

(32) Incorporated by reference from Exhibit 2 to the Schedule 13D of General Motors Corporation, filed with the Securities and Exchange Commission on October 25, 2001.

(33) Incorporated by reference from Exhibit 1 to the Schedule 13D of General Motors Corporation, filed with the Securities and Exchange Commission on October 25, 2001.

(34) Incorporated by reference from Exhibit 4 to the Schedule 13D of General Motors Corporation, filed with the Securities and Exchange Commission on October 25, 2001.

(35) Incorporated by reference from Exhibit 3 to the Schedule 13D of General Motors Corporation, filed with the Securities and Exchange Commission on October 25, 2001.

(36) Incorporated by reference from Exhibit 4.33 to the Company's Annual Report on Form 20-F, filed with the Securities and Exchange Commission on June 26, 2002.