Form 40-F
period 2003-12-31
HYDROGENICS CORP
filed 2004-05-20
CIK 1119985

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

——————————

FORM 40-F

|X|	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
|_|	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003	COMMISSION FILE NUMBER 000-31815

——————————

HYDROGENICS CORPORATION
(Exact name of Registrant as specified in its charter)

Ontario
(Province or other jurisdiction of incorporation or organization)

3629
(Primary Standard Industrial Classification Code Number (if applicable))

Not applicable
(I.R.S. Employer Identification Number (if applicable))

5985 McLaughlin Road, Mississauga, Ontario L5R 1B8. Canada. (905) 361-3660
(Address and telephone number of Registrant’s principal executive offices)

CT Corporation System, 111 Eighth Avenue, New York, New York 10011. (212) 894-8400
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:    None.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common shares

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:    None.

For annual repots, indicate by check mark the information filed with this Form

|X| Annual information form	|_| Audited annual financial information

        Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report

At December 31, 2003, 53,108,647 common shares were issued and outstanding

——————————

        Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.

Yes |_|      No |X|

        Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes |X|      No |_|

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

        As of the end of the period covered by this Annual Report on Form 40-F, an evaluation was carried out by our management, under the supervision, and with the participation, of our Chief Executive Officer (the “CEO”) and Chief Financial Officer (the “CFO”), of the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)). Based on that evaluation, the CEO and CFO concluded that such disclosure controls and procedures were effective and designed to ensure that material information relating to us and our consolidated subsidiaries would be made known to them by others within those entities.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

        During the year ended December 31, 2003, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

IDENTIFICATION OF THE AUDIT COMMITTEE

        We have a separately-designated audit committee established in accordance with section 3(a)(58)(A) of the Securities Exchange Act of 1934. Our audit committee is comprised of four independent members: Norman M. Seagram, Don J. Morrison, Donald J. Lowry and Wesley Twiss.

AUDIT COMMITTEE FINANCIAL EXPERT

        Our board of directors has determined that it has at least one audit committee financial expert serving on its audit committee. Wesley Twiss and Don Morrison have been determined to be audit committee financial experts and are independent, as that term is defined by the Nasdaq National Market’s listing standards. The U.S. Securities and Exchange Commission has indicated that the designation of these individuals as an audit committee financial expert does not make them an “expert” for any purpose, or impose any duties, obligations or liabilities that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or affect the duties, obligations or liabilities of any other member of the audit committee or board of directors.

CODE OF ETHICS

        We have adopted a written Code of Business Conduct and Ethics (the “Code”) which governs the behaviour of our directors, officers, and employees. The Code also includes provisions required by the Sarbanes-Oxley Act of 2002 that are applicable to our Chief Executive Officer, Chief Financial Officer and other senior financial officers. The board, through the Nomination and Corporate Governance Committee, oversees compliance with the Code. Any amendments or regulations any deviations from or amendments to the Code will be publicly disclosed. The Code is accessible on our investor relations web page at www.hydrogenics.com.

PRINCIPAL ACCOUNTANTS FEES AND SERVICES

        The following table sets forth the total remuneration that was paid by us and our subsidiaries to our independent accountants, PricewaterhouseCoopers LLC, in each of our previous two fiscal years:

	2002	2003
	(in thousands of Cdn.$) (unaudited)
Audit fees	340,400	606,286
Audit-related fees	83,055	135,444
Tax fees	44,512	51,050
All other fees	25,000	–

Total	492,967	792,780

Audit Fees

        These fees include professional services rendered by the external auditors for the review of interim financial statements, statutory audits of annual financial statements, the review of prospectuses, consultations about financial and reporting standards and other regulatory audits and filings.

Audit-related fees

        These fees include professional services that reasonably relate to the above services, including non-statutory audits and consultations about prospective financial accounting and reporting standards.

Tax fees

        These fees include professional services for tax compliance, tax advice, tax planning and advisory services relating to the preparation of corporate tax returns.

Other fees

        These fees include professional services rendered in 2002 for recruiting assistance.

        Our audit committee approved all audit and non-audit services provided to us and to our subsidiaries during the periods listed above. Our audit committee has adopted pre-approval policies and procedures to ensure that all services provided by the auditor are approved in advance by the audit committee or are approved by the chair of the audit committee and subsequently reported to the committee as a whole at the following meeting of the committee.

OFF-BALANCE SHEET ARRANGEMENTS

        The disclosure provided under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Contractual Obligations —Contingent off-balance sheet arrangements” on page 34 of Exhibit 2 hereto (Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2003) is incorporated by reference herein.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

        The disclosure provided under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Contractual Obligations” on page 33 of Exhibit 2 hereto (Management’s

Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2003) is incorporated by reference herein.

UNDERTAKING

        The registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all of the requirements for filing on Form 40-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

HYDROGENICS CORPORATION By: /s/ Jonathan Lundy —————————————— Jonathan Lundy Vice President, General Counsel and Corporate Secretary

Date: May 20, 2004

EXHIBITS

Exhibit       Description

1	Consolidated Financial Statements for the Year Ended December 31, 2003 (Incorporated by reference to pages 43 through 71 of Exhibit 2 of the Registrant’s Report on Form 6-K dated May 20, 2004.)

2.	Management’s Discussion and Analysis for the year ended December 31, 2003 (Incorporated by reference to pages 18 through 42 of Exhibit 2 of the Registrant’s Report on Form 6-K dated May 20, 2004.)

3.	Renewal Annual Information Form for the year ended December 31, 2003

4.	Consent of PricewaterhouseCoopers LLP

5.	Certification of Chief Executive Officer of the Registrant pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

6.	Certification of Chief Financial Officer of the Registrant pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

7.	Certification of Chief Executive Officer of the Registrant pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

8.	Certification of Chief Financial Officer of the Registrant pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

——————

*	This document is being furnished in accordance with SEC Release Nos. 33-8212 and 34-47551.