Form 40-F
period 2004-12-31
HYDROGENICS CORP
filed 2005-03-31
CIK 1119985

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐                                 REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒                                 ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004	COMMISSION FILE NUMBER 000-31815

HYDROGENICS CORPORATION

(Exact name of Registrant as specified in its charter)

Canada

(Province or other jurisdiction of incorporation or organization)

3629

(Primary Standard Industrial Classification Code Number (if applicable))

Not applicable

(I.R.S. Employer Identification Number (if applicable))

5985 McLaughlin Road, Mississauga, Ontario, Canada L5R 1B8, (905) 361-3660

 (Address and telephone number of Registrant’s principal executive offices)

CT Corporation System, 111 Eighth Avenue, New York, New York 10011, (212) 894-8400

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:         None.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common shares

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:      None.

For annual reports, indicate by check mark the information filed with this Form

☒ Annual information form	☒ Audited annual financial information

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report

At December 31, 2004, 64,626,989 common shares were issued and outstanding

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.

Yes ☐     No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒     No ☐

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

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the year ended December 31, 2004, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

IDENTIFICATION OF THE AUDIT COMMITTEE

We have a separately-designated audit committee established in accordance with section 3(a)(58)(A) of the Securities Exchange Act of 1934.  Our audit committee is comprised of four independent members: Wesley Twiss, Donald J. Lowry, Norman M. Seagram and Andrew T.B. Stuart.

AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that it has at least one audit committee financial expert serving on its audit committee.  Wesley Twiss has been determined to be an audit committee financial expert and is independent, as that term is defined by the Nasdaq National Market’s listing standards. The U.S. Securities and Exchange Commission has indicated that the designation of this individual as an audit committee financial expert does not make him an “expert” for any purpose, or impose any duties, obligations or liabilities that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or affect the duties, obligations or liabilities of any other member of the audit committee or board of directors.

CODE OF ETHICS

We have adopted a written Code of Business Conduct and Ethics (the “Code”) which governs the behavior of our directors, officers, and employees.  The Code also includes provisions required by the Sarbanes-Oxley Act of 2002 that are applicable to our CEO, CFO and other senior financial officers.  The board, through the Nomination and Corporate Governance Committee, oversees compliance with the Code.  Any amendments or regulations any deviations from or amendments to the Code will be publicly disclosed.  The Code is accessible on our investor relations web page at www.hydrogenics.com.

2

PRINCIPAL ACCOUNTANTS FEES AND SERVICES

The following table sets forth the total remuneration that was paid by us and our subsidiaries to our independent accountants, PricewaterhouseCoopers LLC, in each of our previous two fiscal years:

	2003	2004
	(in thousands) (unaudited)
Audit fees	434,143	570,073
Audit-related fees	96,987	25,293
Tax fees	36,555	69,962
All other fees	—	28,666
Total	567,685	693,994

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

Other fees

These fees for 2004 include professional services related to our public equity offering of common shares which closed in February 2004, and services related to our acquisition of Stuart Energy Systems Corporation which closed in January 2005.  These fees for 2003 include professional services related to our acquisition of Greenlight Power Technologies, Inc. which closed in January 2003, and services relating to our public equity offering of common shares which closed in February 2004.

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

OFF-BALANCE SHEET ARRANGEMENTS

The disclosure provided under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Contractual Obligations - Contingent off-balance sheet arrangements” on page 18 of Exhibit 99.2 hereto (Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2004) is incorporated by reference herein.

3

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The disclosure provided under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Contractual Obligations” on page 17 of Exhibit 99.2 hereto (Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2004) is incorporated by reference herein.

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

CONSENT TO SERVICE OF PROCESS

The Company has previously filed a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises.

Any change to the name or address of the agent for service of process of the registrant shall be communicated promptly to the Securities and Exchange Commission by an amendment to the Form F-X referencing the file number of the registrant.

4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all of the requirements for filing on Form 40-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

HYDROGENICS CORPORATION

	By:	/s/ Pierre Rivard
Pierre Rivard
President, Chief Executive Officer and Director

Date: March 31, 2005

EXHIBITS

Exhibit	Description

99.1	Consolidated Financial Statements for the Year Ended December 31, 2004.

99.2	Management’s Discussion and Analysis for the year ended December 31, 2004.

99.3	Renewal Annual Information Form for the year ended December 31, 2004.

99.4	Consent of PricewaterhouseCoopers LLP.

99.5	Certification of Chief Executive Officer of the Registrant pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

99.6	Certification of Chief Financial Officer of the Registrant pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

99.7	Certification of Chief Executive Officer of the Registrant pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.8	Certification of Chief Financial Officer of the Registrant pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.