Form 40-F/A
period 2004-12-31
HYDROGENICS CORP
filed 2005-05-04
CIK 1119985

QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F/A

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
(Address and telephone number of Registrant's principal executive offices)

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

        Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the file number assigned to the Registrant in connection with such Rule.

Yes ☐    No ☒

        Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒    No ☐

 EXEMPTION FROM NASDAQ REQUIREMENT

        The Company entered into a share exchange offer (the "Take-over Bid") for all of the issued and outstanding shares of Stuart Energy Systems Corporation ("Stuart Energy"), a widely-held Canadian corporation listed on the Toronto Stock Exchange ("TSX"). By a letter from NASDAQ dated December 10, 2004, the Company was granted an exemption from the shareholder approval requirements of Marketplace Rule 4350(i)(1)(C) with respect to the Take-over Bid. The home country practice followed by the Company in lieu of such requirement was to not obtain shareholder approval of the Take-over Bid as such approval is not required by Canadian or Ontario law and is contrary to generally accepted business practices for widely-held companies listed on the TSX.

UNDERTAKING

        The registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F/A; the securities in relation to which the obligation to file an annual report on Form 40-F/A arises; or transactions in said securities.

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

2

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all of the requirements for filing on Form 40-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

HYDROGENICS CORPORATION

	By:	/s/ PIERRE RIVARD Pierre Rivard President, Chief Executive Officer and Director

Date: May 3, 2005

EXHIBITS

Exhibit	Description
99.1	Certification of Chief Executive Officer of the Registrant pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
99.2	Certification of Chief Financial Officer of the Registrant pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

QuickLinks

EXEMPTION FROM NASDAQ REQUIREMENT
UNDERTAKING
CONSENT TO SERVICE OF PROCESS
SIGNATURES
EXHIBITS