Form 40-F
period 2005-12-31
HYDROGENICS CORP
filed 2006-03-15
CIK 1119985

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☑	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005	COMMISSION FILE NUMBER 000-31815

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
For annual reports, indicate by check mark the information filed with this Form
☑                 Annual information form                               ☑                Audited annual financial information
     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report
At December 31, 2004, 91,679,670 common shares were issued and outstanding

          Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.
Yes ☐            No ☑
          Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑           No ☐

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
CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
     During the year ended December 31, 2005, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
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

PRINCIPAL ACCOUNTANTS FEES AND SERVICES
     The following table sets forth the total remuneration that was paid by us and our subsidiaries to our independent accountants, PricewaterhouseCoopers LLC, in each of our previous two fiscal years:

	2004	2005
	(in thousands)
	(unaudited)
Audit fees	570,073	466,133
Audit-related fees	25,293	20,625
Tax fees	69,962	18,975
All other fees	28,666	Nil

Total	693,994	505,733
Audit Fees
     These fees include professional services rendered by the external auditors for the review of interim financial statements, statutory audits of annual financial statements, the review of prospectuses, consultations about financial and reporting standards and other regulatory audits and filings.
Audit-related fees
     These fees include professional services that reasonably relate to the above services, including non-statutory audits, fees related to Sarbanes-Oxley compliance activities and consultations about prospective financial accounting and reporting standards.
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
OFF-BALANCE SHEET ARRANGEMENTS
     The disclosure provided under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Contingent Off-Balance Sheet Arrangements and Contractual Obligations” on page 14 of Exhibit 99.2 hereto (Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2005) is incorporated by reference herein.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
     The disclosure provided under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Contingent Off-Balance Sheet Arrangements and Contractual Obligations” on page 14 of Exhibit 99.2 hereto (Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2005) is incorporated by reference herein.
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

SIGNATURES
EXHIBITS
EX-99.1: CONSOLIDATED FINANCIAL STATEMENTS
EX-99.2: MANAGEMENT'S DISCUSSION AND ANALYSIS
EX-99.3: RENEWAL ANNUAL INFORMATION
EX-99.4: CONSENT OF PRICEWATERHOUSECOOPERS LLP
EX-99.5: CERTIFICATION
EX-99.6: CERTIFICATION
EX-99.7: CERTIFICATION
EX-99.8: CERTIFICATION

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all of the requirements for filing on Form 40-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

HYDROGENICS CORPORATION

By:	/s/ Pierre Rivard
Pierre Rivard
President, Chief Executive Officer and Director
Date: March 14, 2006

EXHIBITS

Exhibit	Description

99.1	Consolidated Financial Statements for the Year Ended December 31, 2005.

99.2	Management’s Discussion and Analysis for the year ended December 31, 2005.

99.3	Renewal Annual Information Form for the year ended December 31, 2005.

99.4	Consent of PricewaterhouseCoopers LLP.

99.5	Certification of Chief Executive Officer of the Registrant pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

99.6	Certification of Chief Financial Officer of the Registrant pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

99.7	Certification of Chief Executive Officer of the Registrant pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.8	Certification of Chief Financial Officer of the Registrant pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.