Form 40-F
period 2006-12-31
HYDROGENICS CORP
filed 2007-03-21
CIK 1119985

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006     COMMISSION FILE NUMBER 000-31815

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
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)
Securities registered or to be registered pursuant to Section 12(b) of the Act:    Common shares
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.
For annual reports, indicate by check mark the information filed with this Form
☑ Annual information       ☑ Audited annual financial information
     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report
At December 31, 2006, 91,916,466 common shares were issued and outstanding

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
EVALUATION OF INTERNAL CONTROLS
     Management of Hydrogenics Corporation (the “Corporation”) is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the President and CEO and the CFO and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.
     Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
     Management assessed the effectiveness of the Corporation’s internal control over financial reporting as at December 31, 2006, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management believes that, as at December 31, 2006, the Corporation’s internal control over financial reporting is effective. Also, management determined that there were no material weaknesses in the Corporation’s internal control over financial reporting as at December 31, 2006.
     Management’s assessment of the effectiveness of the Corporation’s internal control over financial reporting as at December 31, 2006 has been audited by PricewaterhouseCoopers LLP, independent auditors, who also audited the Corporation’s Consolidated Financial Statements for the year ended December 31, 2006, as stated in the Report of Independent Chartered Accountants, to the Shareholders of the Corporation, which expresses unqualified opinions on management’s assessment of the Corporation’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Corporation’s internal control over financial reporting.
CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
     During the year ended December 31, 2006, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
IDENTIFICATION OF THE AUDIT COMMITTEE
     We have a separately-designated audit committee established in accordance with section 3(a)(58)(A) of the Securities Exchange Act of 1934. Our audit committee is comprised of three independent members: Douglas Alexander, Donald J. Lowry and Norman M. Seagram.

AUDIT COMMITTEE FINANCIAL EXPERT
     Our board of directors has determined that it has at least one audit committee financial expert serving on its audit committee. Douglas Alexander has been determined to be an audit committee financial expert and is independent, as that term is defined by the Nasdaq Global Market’s listing standards. The U.S. Securities and Exchange Commission has indicated that the designation of this individual as an audit committee financial expert does not make him an “expert” for any purpose, or impose any duties, obligations or liabilities that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or affect the duties, obligations or liabilities of any other member of the audit committee or board of directors.
CODE OF ETHICS
     We have adopted a written Code of Business Conduct and Ethics (the “Code”) which governs the behavior of our directors, officers, and employees. The Code also includes provisions required by the Sarbanes-Oxley Act of 2002 that are applicable to our CEO, CFO and other senior financial officers. The board, through the Nomination and Corporate Governance Committee, oversees compliance with the Code. Any amendments to, or waivers from, any provisions of the Code will be publicly disclosed. The Code is accessible on our investor relations web page at www.hydrogenics.com.
PRINCIPAL ACCOUNTANTS FEES AND SERVICES
     The following table sets forth the total remuneration that was paid by us and our subsidiaries to our independent accountants, PricewaterhouseCoopers LLP, in each of our previous two fiscal years:

	2005	2006
	(in thousands)
	(unaudited)
Audit fees	$466,133	$467,301
Audit-related fees	20,625	33,884
Tax fees	18,975	11,672
All other fees	Nil	57,063

Total	505,733	569,920
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

Other fees
     These fees include professional services with regards to transfer pricing consultation.
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
OFF-BALANCE SHEET ARRANGEMENTS
     The disclosure provided under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Contractual Obligations — Contingent off-balance sheet arrangements” on page 12 of Exhibit 2 hereto (Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2006) is incorporated by reference herein.
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
     The disclosure provided under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Contractual Obligations” on page 12 of Exhibit 2 hereto (Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2006) is incorporated by reference herein.
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

HYDROGENICS CORPORATION
By:	/s/ Daryl Wilson
Daryl Wilson
President, Chief Executive Officer and Director

Date: March 20, 2007

EXHIBITS

Exhibit	Description

99.1	Consolidated Financial Statements for the Year Ended December 31, 2006.

99.2	Management’s Discussion and Analysis for the year ended December 31, 2006.

99.3	Renewal Annual Information Form for the year ended December 31, 2006.

99.4	Consent of PricewaterhouseCoopers LLP.

99.5	Certification of Chief Executive Officer of the Registrant pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

99.6	Certification of Chief Financial Officer of the Registrant pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

99.7	Certification of Chief Executive Officer of the Registrant pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.8	Certification of Chief Financial Officer of the Registrant pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.