Form 40-F
HYDROGENICS CORP
filed 2008-03-10
CIK 1119985

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007
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
For annual reports, indicate by check mark the information filed with this Form
☑ Annual information ☑ Audited annual financial information
          Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report
At December 31, 2007, 91,765,691 common shares were issued and outstanding

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
EVALUATION OF INTERNAL CONTROLS
CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
IDENTIFICATION OF THE AUDIT COMMITTEE
AUDIT COMMITTEE FINANCIAL EXPERT
DISCLOSURE PURSUANT TO THE REQUIREMENTS OF NASDAQ
CODE OF ETHICS
PRINCIPAL ACCOUNTANTS FEES AND SERVICES
OFF-BALANCE SHEET ARRANGEMENTS
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
UNDERTAKING
CONSENT TO SERVICE OF PROCESS
SIGNATURES
EXHIBITS
ex-99.1
ex-99.2
ex-99.3
ex-99.4
ex-99.5
ex-99.6
ex-99.7
ex-99.8

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
          Management assessed the effectiveness of the Corporation’s internal control over financial reporting as at December 31, 2007, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management believes that, as at December 31, 2007, the Corporation’s internal control over financial reporting is effective. Also, management determined that there were no material weaknesses in the Corporation’s internal control over financial reporting as at December 31, 2007.
CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
          During the year ended December 31, 2007, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
IDENTIFICATION OF THE AUDIT COMMITTEE
          We have a separately-designated audit committee established in accordance with section 3(a)(58)(A) of the Securities Exchange Act of 1934. Our audit committee is comprised of three independent members: Douglas Alexander, V. James Sardo and Norman M. Seagram.

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
DISCLOSURE PURSUANT TO THE REQUIREMENTS OF NASDAQ
     We are a foreign private issuer and our common shares are listed on the NASDAQ Global Market (“NASDAQ”). NASDAQ Rule 4350(a)(1) permits a foreign private issuer to follow its home country practice in lieu of the requirements of Rule 4350, provided, however, that such an issuer shall: comply with Rules 4350(b)(1)(B), 4350(j) and 4350(m), have an audit committee that satisfies Rule 4350(d)(3), and ensure that such audit committee’s members meet the independence requirements in Rule 4350(d)(2)(A)(ii). We are intending not to follow Rule 4350(f) (shareholder quorum) but instead to follow the practice described below.
     Shareholder Meeting Quorum Requirements: The NASDAQ minimum quorum requirement under Rule 4350(f) for a shareholder meeting is 33-1/3% of the outstanding shares of common stock. In addition, a company listed on NASDAQ is required to state its quorum requirement in its By-Laws. Our Board of Directors approved, by a resolution effective March 7, 2008, an amendment to Section 5.04 of By-Law No. 4 in relation to the quorum requirement for the transaction of business at shareholders’ meetings. The amendment must also be approved by our shareholders at our annual and special meeting, failing which the amendment will cease to be effective. However, such amendment remains in effect until the resolution is considered by shareholders. The amendment provides that Section 5.04 of By-Law No. 4 be deleted in its entirety and replaced by the following: A quorum for a meeting of our shareholders shall be two persons present in person or represented by proxy holding in the aggregate not less than 25% of the outstanding shares of the Corporation entitled to vote at the meeting.
     We believe the foregoing is consistent with Canadian public companies and consistent with corporate governance best practices in Canada.
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
PRINCIPAL ACCOUNTANTS FEES AND SERVICES
          The following table sets forth the total remuneration that was paid by us and our subsidiaries to our independent accountants, PricewaterhouseCoopers LLP, in each of our previous two fiscal years:

	2006	2007
	(in thousands)
	(unaudited)
Audit fees	$467,301	$618,398
Audit-related fees	33,884	40,992
Tax fees	11,672	15,596
All other fees	57,063	23,428

Total	$569,920	$698,413

Audit Fees
          These fees include professional services rendered by the external auditors for the review of interim financial statements, statutory audits of annual financial statements, consultations about financial and reporting standards and other regulatory audits and filings, including Sarbanes-Oxley compliance.

Audit-related fees
          These fees include professional services that reasonably relate to the above services and related to Canadian Public Accounting Board Fees.
Tax fees
          These fees include professional services for tax compliance, tax advice, tax planning and advisory services relating to the preparation of corporate tax returns.

Other fees
          These fees include professional services with regard to advisory services related to the windup of our fuel cell test equipment business and transfer pricing consultation.
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
OFF-BALANCE SHEET ARRANGEMENTS
          The disclosure provided under the heading “2007 Management’s Discussion and Analysis of Financial Condition and Results of Operations – Contingent Off-balance Sheet Arrangements and Contractual Obligations” on page 16 of Exhibit 99.2 hereto (2007 Management’s Discussion and Analysis of Financial Condition and Results of Operations) is incorporated by reference herein.
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
          The disclosure provided under the heading “2007 Management’s Discussion and Analysis of Financial Condition and Results of Operations – Contingent Off-balance Sheet Arrangements and Contractual Obligations” on page 16 of Exhibit 99.2 hereto (2007 Management’s Discussion and Analysis of Financial Condition and Results of Operations) is incorporated by reference herein.
UNDERTAKING
          The registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Securities and Exchange Commission staff, and to furnish promptly, when requested to do so by the Securities and Exchange Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.
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
Daryl Wilson
President, Chief Executive Officer and Director

Date: March 7, 2008

EXHIBITS

Exhibit	Description

99.1	Consolidated Financial Statements for the Year Ended December 31, 2007.

99.2	2007 Management’s Discussion and Analysis of Financial Condition and Results of Operations.

99.3	Annual Information Form for the Year Ended December 31, 2007.

99.4	Consent of PricewaterhouseCoopers LLP.

99.5	Certification of Chief Executive Officer of the Registrant pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

99.6	Certification of Chief Financial Officer of the Registrant pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

99.7	Certification of Chief Executive Officer of the Registrant pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.8	Certification of Chief Financial Officer of the Registrant pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.