Form 20-F
HYDROGENICS CORP
filed 2009-06-30
CIK 1119985

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 000-31815

HYDROGENICS CORPORATION - CORPORATION HYDROGÉNIQUE
(Exact name of Registrant as specified in its charter)

Canada
(Jurisdiction of incorporation or organization)

5985 McLaughlin Road Mississauga, Ontario Canada L5R 1B8 (905) 361-3660
(Address of principal executive office)

Lawrence Davis, Chief Financial Officer 5985 McLaughlin Road Mississauga, Ontario Canada L5R 1B8 (905) 361-3660 Fax (905) 361-3626
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

At December 31, 2008, 92,405,666 common shares were issued and outstanding

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17   ☒ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

i

INTRODUCTION AND USE OF CERTAIN TERMS

In this Form 20-F, references to the “United States” or to “US” are to the United States of America. You will find the words “we,” “our,” “us” and similar words or phrases in this Form 20-F. We use those words to comply with the requirement of the US Securities and Exchange Commission to use “plain English” in public documents like this Form 20-F. Each executive identified in this Form 20-F reports directly to other executives of the Company by whom the executive is employed, or to the Company’s board of directors.

References to the “Company” or “Hydrogenics” herein refer to Hydrogenics Corporation, the Registrant and references to “common shares” or “Shares” refer to common shares of Hydrogenics.

FORWARD LOOKING STATEMENTS

This Form 20-F contains certain “forward looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which can be identified by the use of forward-looking terminology such as  “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “seeks,” “may,” “plans,” “potential,” “predicts,” “should,” “strategy” or “will,” or the negative or other variations of these words, or other comparable words or phrases. We believe the expectations reflected in our forward-looking statements are reasonable, although we cannot guarantee future results, levels of activity, performance, goals or achievements or other future events.  Our ability to successfully execute our business plan, which includes an increase in revenue, obtaining additional funding from potential investors or through non-traditional sources of financing and actively managing our liquidity, will have a direct impact on our business, results of operations and financial condition, and if we are not successful will exacerbate other risks and uncertainties. In addition, the failure to maintain the listing requirements of the Nasdaq Global Market could adversely affect our common share price and ability to raise additional funds. Forward-looking statements are subject to many risks and uncertainties that could cause actual results or events to differ materially from those anticipated in our forward-looking statements.  These risks and uncertainties include, but are not limited to: our inability to increase our revenues or raise additional funding to continue operations, execute our business plan, or to grow our business; our inability to address a sustained or broad economic recession, and its impact on our business, results of operations and financial condition; our limited operating history; our inability to implement our business strategy; fluctuations in our quarterly results; our failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; our failure to maintain sufficient insurance coverage; changes in value of our identifiable intangible assets; the failure of a significant market to develop for our products; the failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; the failure of uniform codes and standards for hydrogen-fuelled vehicles and related infrastructure to develop; our failure to compete with other developers and manufacturers of products in our industry; our failure to compete with developers and manufacturers of traditional and alternative technologies; our failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; our inability to obtain sufficient materials and components for our products from suppliers; our failure to manage expansion of our operations; our failure to manage foreign sales and operations; our failure to recruit, train and retain key management personnel; our inability to integrate acquisitions; our failure to develop adequate manufacturing processes and capabilities; our failure to complete the development of commercially viable products; our failure to produce cost-competitive products; failure or delay in field testing of our products; our failure to produce products free of defects or errors; our inability to adapt to technological advances or new codes and standards; our failure to protect our intellectual property; our involvement in intellectual property litigation; our exposure to product liability claims; our failure to meet the listing requirements of the Nasdaq Global Market; the implementation of a share consolidation of our common shares; our failure to meet rules regarding passive foreign investment companies; the actions of our significant and principal shareholders; dilution as a result of significant issuances of our common shares and preferred shares; inability of U.S. investors to enforce U.S. civil liability judgments against us; the volatility of our common share price; and dilution as a result of the exercise of options.  Some of these factors are discussed in more detail herein, including under “Item 3. Key Information — Risk Factors,” “Item 4. Information on the Company,” “Item 5. Operating and Financial Review and Prospects, and “Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.”  Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this Form 20-F as anticipated, believed, estimated or expected. We provide the information in this 20-F as of the date of its filing. We do not intend, and do not assume any obligation, to update any information or forward looking statements set out in this Form 20-F.

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.  KEY INFORMATION

SELECTED FINANCIAL DATA

All financial data presented in this Form 20-F with respect to the years ended December 31, 2008, 2007 and 2006 are qualified in their entirety by reference to the relevant information in the consolidated financial statements and their notes.

HYDROGENICS CORPORATION
BALANCE SHEETS DATA

(in thousands of US dollars, except for share amounts)	2008	2007	2006	2005	2004
ASSETS
Current Assets
Cash and cash equivalents	$21,601	$15,460	$5,937	$5,394	$26,209
Restricted cash	1,130	—	—	—	—
Short-term investments	—	15,032	54,350	80,396	62,853
Accounts receivable (note 7*)	3,974	12,713	9,740	7,733	5,223
Grants receivable	505	850	1,901	1,909	2,437
Inventories (note 8*)	10,101	12,659	12,718	8,685	4,324
Prepaid expenses	1,161	1,077	1,539	2,353	1,400
	38,472	57,791	86,185	106,470	102,446
Deferred Charges**	—	—	—	—	1,030
Property, plant and equipment (note 9*)	4,082	4,847	5,435	5,682	5,286
Intangible assets (note 10*)	—	249	500	33,972	3,878
Goodwill (note 6*)	5,025	5,025	5,025	68,505	5,113
Other non-current assets	—	28	28	28	108
	$47,579	$67,940	$97,173	$214,657	$117,861
LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities (notes 11 and 18*)	$17,298	$18,166	$21,380	$14,918	$6,635
Unearned revenue	4,785	9,042	8,809	3,772	1,537
	22,083	27,208	30,189	18,690	8,172
Long-term debt (note 12*)	—	11	94	325	302
Deferred research and development grants	13	337	133	135	174
	22,096	27,556	30,416	19,150	8,648
Shareholders’ Equity
Common Shares	307,000	306,872	307,376	306,957	187,282
Warrants	—	—	—	—	4,722
Contributed surplus	16,300	15,606	13,718	11,847	2,155
Deficit	(291,420)	(277,101)	(249,033)	(118,274)	(80,900)
Accumulated other comprehensive loss	(6,397)	(4,993)	(5,304)	(5,023)	(4,046)
Total deficit and accumulated other comprehensive loss	(297,817)	(282,094)	(254,337)	(123,297)	(84,946)
	25,483	40,384	66,757	195,507	109,213
	$47,579	$67,940	$97,173	$214,657	$117,861
Weighted average number of shares	92,080,656	91,797,911	91,816,049	91,226,912	63,542,811

Note:

*                 With respect to the financial information for the years ended December 31, 2008 and 2007, please see the relevant notes under the Notes to Consolidated Financial Statements, which can be found on page F-10 of this form.

**          Direct and incremental transaction costs incurred in connection with the acquisition of Stuart Energy Systems Corporation incurred during 2004 were deferred as a non-current asset on the consolidated balance sheets until the completion of the transaction in 2005, at which time the costs were added to the purchase price.

HYDROGENICS CORPORATION
STATEMENTS OF INCOME DATA

(in thousands of US dollars, except for share and per share amounts)	2008	2007	2006	2005	2004
Revenues	$39,340	$37,990	$30,059	$37,191	$16,656
Cost of revenues	31,446	33,601	29,360	33,881	12,396
	7,894	4,389	699	3,310	4,260
Operating expenses
Selling, general and administrative	15,022	24,006	27,891	24,616	14,305
Research and product development (note 14*)	7,296	9,690	9,379	7,745	9,069
Windup of test equipment business (note 5*)	—	2,016	—	—	—
Amortization of property, plant and equipment	855	903	1,285	1,365	2,517
Amortization of intangible assets	249	251	7,139	8,429	8,510
Integration costs	—	—	—	1,123	(77)
Impairment of intangible assets and goodwill (notes 6 and 10*)	—	—	90,834	—	3,693
	23,422	36,866	136,528	43,278	38,017

Loss from operations / Loss from continuing operations	(15,528)	(32,477)	(135,829)	(39,968)	(33,757)
Other income (expenses)
Gain on sale of assets	44	—	477	—	—
Loss on disposal of property, plant and equipment (note 5*)	—	(308)	—	—	—
Provincial capital tax	170	(127)	(42)	(91)	(260)
Interest, net	923	2,249	3,551	2,936	895
Foreign currency gains (losses)	188	2,617	904	(251)	(333)
	1,325	4,431	4,890	2,594	302
Loss before income taxes	(14,203)	(28,046)	(130,939)	(37,374)	(33,456)
Current income tax expense (recovery) (note 19*)	116	22	(180)	—	84
Net loss for the year	$(14,319)	$(28,068)	$(130,759)	(37,374)	(33,539)

Net loss per share / Net loss from continuing operations per share
Basic and diluted (note 20*)	$(0.16)	$(0.31)	$(1.42)	$(0.41)	$(0.53)
Shares used in calculating basic and diluted net loss per share	92,080,656	91,797,911	91,816,049	91,226,912	63,542,811

Note:

*      With respect to the financial information for the years ended December 31, 2008, 2007 and 2006, please see the relevant notes under the Notes to Consolidated Financial Statements, which can be found on page F-10 of this form.

We have never declared or paid any cash dividends on our common shares.

The financial information in this Form 20-F has been prepared in accordance with Canadian generally accepted accounting practices (“GAAP”).  Certain financial information under US GAAP are as follows:

(in thousands of US dollars, except for share and per share amounts)	2008	2007	2006	2005	2004
Revenues	$39,340	$37,990	$30,059	$37,191	$16,656
Loss from operations	$(15,440)	$(32,477)	$(120,058)	$(55,739)	$(33,780)
Loss from continuing operations	$(15,440)	$(32,477)	$(120,058)	$(55,739)	$(33,780)
Net loss for the year	$(14,231)	$(28,068)	$(114,988)	$(53,145)	$(33,562)
Total assets	$47,579	$67,940	$97,173	$198,881	$117,861
Net assets	$25,571	$40,384	$66,757	$179,736	$109,213
Shareholders’ Equity	$25,571	$40,384	$66,757	$179,736	$109,213

Basic and fully diluted comprehensive net loss per share	$(0.15)	$(0.31)	$(1.26)	$(0.59)	$(0.53)
Weighted average number of shares used in calculating comprehensive loss per share	92,080,656	91,797,911	91,816,049	91,226,912	63,542,811

For a reconciliation of certain additional financial information, see “Note  23 — Differences Between Canadian and United States Accounting Principles” under the Notes to Consolidated Financial Statements, which can be found on page F-30 of this form, and is incorporated by reference herein.

CAPITALIZATION AND INDEBTEDNESS

Not applicable.

REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

RISK FACTORS

Risk Factors Related to Our Financial Condition

If we are unsuccessful in increasing our revenues or raising additional funding, we may possibly cease to continue as we currently do.

Although our consolidated financial statements for the year ended December 31, 2008 have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations, our ability to continue as a going concern is dependent on the successful execution of the Company’s business plan, which includes an increase in revenue and additional funding to be provided by potential investors as well as non-traditional sources of financing.

We have sustained losses and negative cash flows from operations since our inception. We expect that this will continue throughout 2009. If we do not raise additional capital before 2010, we do not expect our operations to generate sufficient cash flow to fund our obligations as they come due.  On June 12, 2009, we announced that we entered into an agreement with the trustees (the “Algonquin Board”) of Algonquin Power Income Fund (“Algonquin Power”) to implement a non-dilutive financing transaction that will provide us with working capital, and which is described in more detail below under “Item 4.  Information of the Company — History and Development of Hydrogenics Corporation.” The transaction is subject to various conditions, including the receipt of regulatory approvals, such as the approval of The Toronto Stock Exchange (the “TSX”) and Nasdaq Global Select Market (“Nasdaq”),  approval by the Ontario Superior Court of Justice and by shareholders of Hydrogenics. The transaction is also subject to approval by unitholders of Algonquin Power with respect to certain amendments to Algonquin Power’s declaration of trust in connection with the transaction, and Algonquin Power unitholders tendering the requisite number of units to the take-over bid to be made by Hydrogenics in connection with the transaction.

Additional funding may be in the form of debt or equity or a hybrid instrument depending on the needs of the investor. Given the prevailing global economic and credit market conditions, we may not be able to raise additional cash resources through these traditional sources of financing. Although we are also investigating non-traditional sources of financing, the global credit market crisis has also adversely affected the ability of potential parties to pursue such transactions. We do not believe that the ability to access capital markets or these adverse conditions are likely to improve significantly in the near future. Accordingly, we may have to pursue a combination of operating and related initiatives, such as further restructurings and/or asset sales.

There can be no assurances that we will achieve profitability or positive cash flows or be able to obtain additional funding or that, if obtained, they will be sufficient, or whether any other initiatives will be successful, such that we may continue as a going concern. There are material uncertainties related to certain adverse conditions and events that cast significant doubt on the validity of this assumption.

Our inability to generate sufficient cash flows, raise additional capital and actively manage our liquidity may impair our ability to execute the Company’s business plan, and result in our reducing or eliminating product development and commercialization efforts, reduce our sales and marketing efforts, and having to forego attractive business opportunities.

At December 31, 2008, we had approximately $22.7 million of cash and cash equivalents and restricted cash (March 31, 2009 - $15.7 million). There are uncertainties related to the timing and use of our cash resources and working capital requirements. These uncertainties include, among other things, the timing and volume of commercial sales and associated gross margins of our existing products and the development of markets for, and customer acceptance of new products. Due to these and other factors, many of which are outside of our control, we may not be able to accurately predict our necessary cash expenditures or obtain financing in a timely manner to cover any shortfalls.

If we are unable to generate sufficient cash flows or obtain adequate additional financing, which given the current global economy and credit markets is challenging, we may be unable to respond to the actions of our competitors or we may be prevented from executing the Company’s business plan, or conducting all or a portion of our planned operations. In particular, the development and commercialization of our products could be delayed or discontinued if we are unable to fund our research and product development activities or the development of our manufacturing capabilities. In addition, we may be forced to reduce our sales and marketing efforts or forego attractive business opportunities.

A sustained and broad economic recession could continue to have a negative impact on our business, results of operations and financial condition, or our ability to accurately forecast our results, and it may cause a number of the risks that we currently face to increase in likelihood, magnitude and duration.

Macro-level changes in the global economy began to affect our business in the fourth quarter of 2008. Operationally, we experienced a delay in closing orders and, in one case, a delay in a shipment as a result of a customer not being able to pay for the balance of an order. Financially, we experienced more challenging conditions as a result of weaker capital markets worldwide and anticipate this may adversely alter our ability to raise capital on favourable terms and could change the terms of our credit facility.

The condition of the current global economy and credit markets affect our outlook in two primary ways. First, our products depend, to some degree, on general world economic conditions and activity. If the current condition of the economy results in a sustained broad economic recession, demand for our products is likely to decline. Secondly, the current economic and credit climate could adversely affect our ability to conduct normal day-to-day selling activities which depend on the granting of short-term credit to a wide variety of purchasers and particularly the corresponding need of those purchasers to finance purchases by accessing credit. Our business is dependent on purchasers of our products having access to adequate levels of credit. If the current condition of the economy is not resolved in a manner that will provide access to credit to potential purchasers of our products, our business will likely suffer as a result.

With a sustained or expanding economic downturn, we expect that we will continue to experience significant difficulties on a number of fronts, depending upon the duration and severity of these events. As a result, we may face new risks as yet unidentified, and a number of risks that we ordinarily face and that are further described herein may increase in likelihood, magnitude and duration. These risks include but are not limited to deferrals or reductions of customer orders, potential deterioration of our customers’ ability to finance purchases, reduced revenue, further deterioration in our cash balances and liquidity due to foreign exchange impacts, and an inability to access capital markets. The financial crisis and economic downturn will also reduce our ability to accurately forecast our performance, results or cash position.

We have a limited operating history, and because our mix of revenues in the recent past does not reflect our current business strategy, it may be difficult to assess our business and future prospects.

We commenced operations of our fuel cell test business in 1996 and since that time we have been engaged principally in the manufacture and sale of fuel cell test and diagnostic equipment, the provision of related engineering and testing services, and research and product development relating to fuel cell systems and subsystems. For the year ended December 31, 2008, we derived $31.2 million, or 79%, of revenues from our sales of hydrogen generation products and services, $5.6 million, or 15%, of our revenues from sales of power products and services, and $2.5 million, or 6%, of our revenues from sales of fuel cell test equipment and services. For the year ended December 31, 2007, we derived $19.6 million, or 52%, of revenues from our sales of hydrogen generation products and services, $6.1 million, or 16%, of our revenues from sales of power products and services, and $12.3 million, or 32%, of our revenues from sales of fuel cell test equipment and services. For the year ended December 31, 2006, we derived $12.0 million, or 40%, of our revenues from sales of hydrogen generation products and services, $7 million, or 23%, of our revenues from sales of power products and services, and $11.1 million, or 37%, of our revenues from sales of fuel cell test equipment and services. On November 7, 2007, we announced our decision to commence an orderly windup of our fuel cell test products design, development and manufacturing business, which is anticipated to take up to two years to complete. Our current business strategy is to develop, manufacture and sell fuel cell power products in larger quantities. In addition, following our acquisition of Stuart Energy Systems Corporation (“Stuart Energy”) in January 2005, a significant part of our business now relates to hydrogen generation products. Because we have made limited sales of fuel cell power products to date and have added a new revenue stream with our hydrogen generation business, our historical operating data may be of limited value in evaluating our future prospects.

Because we expect to continue to incur net losses, we may not be able to implement our business strategy, and the price of our common shares may decline.

We have not generated positive net income since our inception. Our current business strategy is to develop a portfolio of hydrogen and fuel cell products with market leadership positions for each product. In so doing, we will continue to incur significant expenditures for general administrative activities, including sales and marketing and research and development. As a result of these costs, we will need to generate and sustain significantly higher revenues and positive gross margins to achieve and sustain profitability. We incurred a net loss of $14.2 million for the year ended December 31, 2008, a net loss of $28.1 million for the year ended December 31, 2007, and a net loss of $130.8 million for the year ended December 31, 2006. Our accumulated deficit as of December 31, 2008 was $291.4 million, as of December 31, 2007 was $277.1 million and as of December 31, 2006 was $249 million.

We expect to incur significant operating expenses over the next several years. As a result, we expect to incur further losses in 2009 and 2010, and we may never achieve profitability. Accordingly, we may not be able to implement our business strategy, and the price of our common shares may decline.

Our quarterly operating results are likely to fluctuate significantly and may fail to meet the expectations of securities analysts and investors, and cause the price of our common shares to decline.

Our quarterly revenues and operating results have varied significantly in the past and are likely to vary in the future.  These quarterly fluctuations in our operating performance result from the length of time between our first contact with a customer and the recognition of revenue from sales to that customer.  Our products are highly engineered and many are still in development stages; therefore, the length of time between approaching a customer and delivering our products to that customer can span many quarterly periods.  In many cases a customer’s decision to buy our products and services may require the customer to change its established business practices and to conduct its business in new ways.  As a result, we must educate customers on the use and benefits of our products and services. This can require us to commit significant time and resources without necessarily generating any revenues.  Many potential customers may wish to enter into test arrangements with us in order to use our products and services on a trial basis.  The success of these trials may determine whether or not the potential customer purchases our products or services on a commercial basis.  Potential customers may also need to obtain approval at a number of management levels and one or more regulatory approvals. This may delay a decision to purchase our products.

The length and variability of the sales cycles for our products make it difficult to forecast accurately the timing and amount of specific sales and corresponding revenue recognition.  The delay or failure to complete one or more large sales transactions could significantly reduce our revenues for a particular quarter. We may expend substantial funds and management effort during our sales cycle with no assurance that we will successfully sell our products.  As a result, our quarterly operating results are likely to fluctuate significantly and we may fail to meet expectations of securities analysts and investors, and the price of our common shares may decline.

We currently depend upon a relatively limited number of customers for a majority of our revenues and a decrease in revenue from these customers could materially adversely affect our business, financial condition and results of operations.

To date, a relatively limited number of customers have accounted for a majority of our revenues and we expect they will continue to do so for the foreseeable future. Our four largest customers accounted for 35% of our revenues for the year ended December 31, 2008, 26% of our revenues for the year ended December 31, 2007 and 31% of our revenues for the year ended December 31, 2006. The identities of some of our largest customers have changed from year to year. Our arrangements with these customers are generally non-exclusive, have no volume commitments and are often on a purchase-order basis. We cannot be certain that customers that have accounted for significant revenue in past periods will continue to purchase our products and generate revenues. Accordingly, our revenue and results of operations may vary from period to period. We are also subject to credit risk associated with the concentration of our accounts receivable from these significant customers. If one or more of these significant customers were to cease doing business with us, significantly reduce or delay purchases from us, or fail to pay on a timely basis, our business, financial condition and results of operations could be materially adversely affected.

Our operating results may be subject to currency fluctuation.

Our monetary assets and liabilities denominated in currencies other than the functional currency will give rise to a foreign currency gain or loss reflected in earnings.  To the extent that the Canadian dollar or the euro strengthen against the U.S. dollar, we may incur net foreign exchanges losses on our net monetary asset balance which is denominated in those currencies.  Such losses would be included in our financial results and, consequently, may have an adverse effect on our share price.

As we currently have operations based in Canada and Europe, a significant portion of our expenses are in Canadian dollars and euros.  However, a significant part of our revenues are currently generated in U.S. dollars and euros, and we expect that this will continue for the foreseeable future.  In addition, we may be required to finance our European operations by exchanging Canadian dollars or U.S. dollars into euros.  The exchange rates between the Canadian dollar, the U.S. dollar and the euro are subject to daily fluctuations in the currency markets and these fluctuations in market exchange rates are expected to continue in the future.  Such fluctuations affect both our consolidated revenues as well as our consolidated costs.  If the value of the US dollar weakens against the Canadian dollar or the euro, the profit margin on our products may be reduced.  Also, changes in foreign exchange rates may affect the relative costs of operations and prices at which we and our foreign competitors sell products in the same market.  We currently have limited currency hedging through financial instruments.  We carry a portion of our short-term investments in Canadian dollars and euros.

Our insurance may not be sufficient.

We carry insurance that we consider adequate having regard to the nature of the risks and costs of coverage.  We may not, however, be able to obtain insurance against certain risks or for certain products or other resources located from time to time in certain areas of the world.  We are not fully insured against all possible risks, nor are all such risks insurable.  Thus, although we maintain insurance coverage, such coverage may not be adequate.

Certain external factors may affect the value of goodwill, which may require us to recognize an impairment charge.

Goodwill arising from our acquisition of Stuart Energy in 2005 comprise approximately 10.6% of our total assets as at December 31, 2008 and 8% of our total assets as at December 31, 2007.  Economic, market, legal, regulatory, competitive, customer, contractual and other factors may affect the value of identifiable intangible assets and goodwill.  If any of these factors impair the value of these assets, accounting rules require us to reduce their carrying value and recognize an impairment charge. This would reduce our reported assets and earnings in the year the impairment charge is recognized.

Risk Factors Related to Our Business and Industry

Significant markets for fuel cell and other hydrogen energy products may never develop or may develop more slowly than we anticipate, which would significantly harm our revenues and may cause us to be unable to recover the losses we have incurred and expect to incur in the development of our products.

Significant markets may never develop for fuel cell and other hydrogen energy products or they may develop more slowly than we anticipate.  Any such delay or failure would significantly harm our revenues and we may be unable to recover the losses we have incurred and expect to continue to incur in the development of our products.  If this were to occur, we may never achieve profitability and our business could fail.  Fuel cell and other hydrogen energy products represent an emerging market, and whether or not end-users will want to use them may be affected by many factors, some of which are beyond our control, including:

•                  the emergence of more competitive technologies and products, including other environmentally clean technologies and products that could render our products obsolete;

•                  the future cost of hydrogen and other fuels used by our fuel cell systems;

•                  the future cost of membrane electrode assembly used in our fuel cell systems;

•                  the future cost of platinum group metals, a key catalyst used in our fuel cell and hydrogen generation systems;

•                  the regulatory requirements of agencies, including the development of uniform codes and standards for fuel cell products, hydrogen refueling infrastructure and other hydrogen energy products;

•                  government support by way of legislation, tax incentives, policies or otherwise, of fuel cell technology, hydrogen storage technology and hydrogen refueling technology;

•                  the manufacturing and supply costs for fuel cell components and systems;

•                  the perceptions of consumers regarding the safety of our products;

•                  the willingness of consumers to try new technologies;

•                  the continued development and improvement of existing power technologies; and

•                  the future cost of fuels used in existing technologies.

Hydrogen may not be readily available on a cost-effective basis, in which case our fuel cell products may be unable to compete with existing power sources, and our revenues and results of operations would be materially adversely affected.

If our fuel cell product customers are not able to obtain hydrogen on a cost-effective basis, we may be unable to compete with existing power sources, and our revenues and results of operations would be materially adversely affected.  Our fuel cell products require oxygen and hydrogen to operate.  While ambient air can typically supply the necessary oxygen, our fuel cells rely on hydrogen derived from water or from fuels such as natural gas, propane, methanol and other petroleum products.  We manufacture and develop hydrogen generation systems called electrolyzers that use electricity to separate water into its constituent parts of hydrogen and oxygen.  In addition, third parties are developing systems to extract, or reform, hydrogen from fossil fuels.  Significant growth in the use of hydrogen-powered devices, particularly in the mobile market, may require the development of an infrastructure to deliver the hydrogen.  There is no guarantee that such an infrastructure will be developed on a timely basis or at all.  Even if hydrogen is available for our products, if its price is such that electricity or power produced by our systems would cost more than electricity provided through other means, we may be unable to compete successfully.

Changes in government policies and regulations could hurt the market for our products.

The fuel cell and hydrogen industry is in its development phase and is not currently subject to industry-specific government regulations in Canada, the European Union and the United States as well as other jurisdictions, relating to matters such as design, storage, transportation and installation of fuel cell systems and hydrogen infrastructure products.  However, given that the production of electrical energy has typically been an area of significant government regulation, we expect that we will encounter industry-specific government regulations in the future in the jurisdictions and markets in which we operate.  For example, regulatory approvals or permits may be required for the design, installation and operation of stationary fuel cell systems under federal, state and provincial regulations governing electric utilities and mobile fuel cell systems under federal, state and provincial emissions regulations affecting automobile manufacturers.  To the extent that there are delays in gaining such regulatory approval, our development and growth may be constrained.  Furthermore, the inability of our potential customers to obtain a permit, or the inconvenience often associated with the permit process, could harm demand for fuel cell and other hydrogen products and, therefore, harm our business.

Our business will suffer if environmental policies change and no longer encourage the development and growth of clean power technologies.  The interest by automobile manufacturers in fuel cell technology has been driven in part by environmental laws and regulations. There is no guarantee that these laws and regulations will not change and any such changes could result in automobile manufacturers abandoning their interest in fuel cell powered vehicles.  In addition, if current laws and regulations are not kept in force or if further environmental laws and regulations are not adopted, demand for vehicular fuel cells may be limited.

The market for stationary and portable energy-related products is influenced by federal, state and provincial governmental regulations and policies concerning the electric utility industry.  Changes in regulatory standards or public policy could deter further investment in the research and development of alternative energy sources, including fuel cells and fuel cell products, and could result in a significant reduction in the potential market demand for our products.  We cannot predict how changing government regulation and policies regarding the electric utility industry will affect the market for stationary and portable fuel cell systems.

Although the development of alternative energy sources, and in particular fuel cells, has been identified as a significant priority by many governments, we cannot be assured that governments will not change their priorities or that any such change would not materially affect our revenues and our business.  If governments change their laws and regulations such that the development of alternative energy sources is no longer required or encouraged, the demand for alternative energy sources such as our fuel cell products may be significantly reduced or delayed and our sales would decline.

The development of uniform codes and standards for hydrogen powered vehicles and related hydrogen refueling infrastructure may not develop in a timely fashion, if at all.

Uniform codes and standards do not currently exist for fuel cell systems, fuel cell components, hydrogen internal combustion engines or for the use of hydrogen as a vehicle fuel.  Establishment of appropriate codes and standards is a critical element to allow fuel cell system developers, fuel cell component developers, hydrogen internal combustion engine developers, hydrogen infrastructure companies and hydrogen storage and handling companies to develop products that will be accepted in the marketplace.

The development of hydrogen standards is being undertaken by numerous organizations.  Given the number of organizations pursuing hydrogen codes and standards, it is not clear whether universally accepted codes and standards will result in a timely fashion, if at all.

We currently face and will continue to face significant competition from other developers and manufacturers of fuel cell power products and hydrogen generation systems.  If we are unable to compete successfully, we could experience a loss of market share, reduced gross margins for our existing products and a failure to achieve acceptance of our proposed products.

In our markets for hydrogen generation systems, we compete with a number of companies that develop and manufacture hydrogen generation products based on on-site water electrolysis and/or reforming technologies.  We also compete with suppliers of hydrogen gas that deliver hydrogen to the customer’s site in tube trailers or bottles or by pipeline.  In many cases, these suppliers have established delivery infrastructure and customer relationships.

In the commercial production of fuel cell power products, we compete with a number of companies that currently have fuel cell and fuel cell system development programs.  We expect that several of these competitors will be able to deliver competing products to certain markets before we do.  While our strategy is the development of fuel cell and hydrogen generation technologies for sale to end users, original equipment manufacturers (“OEMs”), systems integrators, governments and market channel partners, many of our competitors are developing products specifically for use in particular markets.  These competitors may be more successful in penetrating their specific markets than we are.  In addition, an increase in the popularity of fuel cell power in particular market channels may cause certain of our customers to develop and produce some or all of the fuel cell technologies that we are developing.

Competition in the markets for fuel cell power modules and hydrogen generation equipment is significant and will likely persist and intensify over time.  We compete directly and indirectly with a number of companies that provide products and services that are competitive with all, some or part of our products and related services.  Many of our existing and potential competitors have greater brand name recognition and their products may enjoy greater initial market acceptance among our potential customers.  In addition, many of these competitors have significantly greater financial, technical, sales, marketing, distribution, service and other resources than we have and may also be better able to adapt quickly to customers’ changing demands and to changes in technology.

If we are unable to continuously improve our products and if we cannot generate effective responses to our competitors’ brand power, product innovations, pricing strategies, marketing campaigns, partnerships, distribution channels, service networks and other initiatives, our ability to gain market share or market acceptance for our products could be limited, our revenues and our profit margins may suffer, and we may never become profitable.

We face competition for fuel cell power products from developers and manufacturers of traditional technologies and other alternative technologies.

Each of our target markets is currently served by existing manufacturers with existing customers and suppliers.  These manufacturers use proven and widely accepted traditional technologies such as internal combustion engines and turbines, as well as coal, oil, gas and nuclear powered generators. Additionally, there are competitors working on developing technologies that use other types of fuel cells and other alternative power technologies, advanced batteries and hybrid battery/internal combustion engines, which may compete for our target customers.  Given that proton exchange membrane (“PEM”) fuel cells have the potential to replace these existing power sources, competition in our target markets will also come from these traditional power technologies, from improvements to traditional power technologies and from new alternative power technologies, including other types of fuel cells.

If we are unable to continuously improve our products and if we cannot generate effective responses to incumbent and/or alternative energy competitors’ brand power, product innovations, pricing strategies, marketing campaigns, partnerships, distribution channels, service networks and other initiatives, our ability to gain market share or market acceptance for our products could be limited, our revenues and our profit margins may suffer, and we may never become profitable.

Our strategy for the sale of fuel cell power products depends upon developing partnerships with OEMs and governments, systems integrators, suppliers and other market channel partners who will incorporate our products into theirs.

Other than in a few specific markets, our strategy is to develop and manufacture products and systems for sale to OEMs and governments, systems integrators,  suppliers and other market channel partners that have mature sales and distribution networks for their products.  Our success may be heavily dependent upon our ability to establish and maintain relationships with these partners who will integrate our fuel cell products into their products and on our ability to find partners who are willing to assume some of the research and development costs and risks associated with our technologies and products.  Our performance may, as a result, depend on the success of other companies, and there are no assurances of their success.  We can offer no guarantee that OEMs and governments, systems integrators, suppliers and other market channel partners will manufacture appropriate products or, if they do manufacture such products, that they will choose to use our products as components.  The end products into which our fuel cell technology will be incorporated will be complex appliances comprising many components and any problems encountered by such third parties in designing, manufacturing or marketing their products, whether or not related to the incorporation of our fuel cell products, could delay sales of our products and adversely affect our financial results.  Our ability to sell our products to the OEM markets depends to a significant extent upon our partners’ worldwide sales and distribution networks and service capabilities.  In addition, some of our agreements with customers and partners require us to provide shared intellectual property rights in certain situations, and there can be no assurance that any future relationships that we enter into will not require us to share some of our intellectual property.  Any change in the fuel cell, hydrogen or alternative fuel strategies of one of our partners could have a material adverse effect on our business and our future prospects.

In addition, in some cases, our relationships are governed by a non-binding memorandum of understanding or a letter of intent.  We cannot assure you that we will be able to successfully negotiate and execute definitive agreements with any of these partners, and failure to do so may effectively terminate the relevant relationship.  We also have relationships with third party distributors who also indirectly compete with us.  For example, we have targeted industrial gas suppliers as distributors of our hydrogen generators.  Because industrial gas suppliers currently sell hydrogen in delivered form, adoption by their customers of our hydrogen generation products could cause them to experience declining demand for delivered hydrogen.  For this reason, industrial gas suppliers may be reluctant to purchase our hydrogen generators.  In addition, our third party distributors may require us to provide volume price discounts and other allowances, or customize our products, either of which could reduce the potential profitability of these relationships.

We are dependent upon third party suppliers for key materials and components for our products.  If these suppliers become unable or unwilling to provide us with sufficient materials and components on a timely and cost-effective basis, we may be unable to manufacture our products cost-effectively or at all, and our revenues and gross margins would suffer.

We rely upon third party suppliers to provide key materials and components for our fuel cell power products, hydrogen generation products and fuel cell test equipment.  A supplier’s failure to provide materials or components in a timely manner, or to provide materials and components that meet our quality, quantity or cost requirements, or our inability to obtain substitute sources for these materials and components in a timely manner or on terms acceptable to us, may harm our ability to manufacture our products cost-effectively or at all, and our revenues and gross margins might suffer.  To the extent that we are unable to develop and patent our own technology and manufacturing processes, and to the extent that the processes that our suppliers use to manufacture materials and components are proprietary, we may be unable to obtain comparable materials or components from alternative suppliers, and that could adversely affect our ability to produce commercially viable products.

We may not be able to manage successfully the expansion of our operations.

The uneven pace of our expansion in facilities, staff and operations has placed serious demands on our managerial, technical, financial and other resources.  We may be required to make serious investments in our engineering and logistics systems and our financial and management information systems, as well as retaining, motivating and effectively managing our employees.  Our management skills and systems currently in place may not enable us to implement our strategy or to attract and retain skilled management, engineering and production personnel.  Our failure to manage our growth effectively or to implement our strategy in a timely manner may significantly harm our ability to achieve profitability.

If we do not properly manage foreign sales and operations, our business could suffer.

We expect that a substantial portion of our future revenues will continue to be derived from foreign sales.  Our international activities may be subject to inherent risks, including regulatory limitations restricting or prohibiting the provision of our products and services, unexpected changes in regulatory requirements, tariffs, customs, duties and other trade barriers, difficulties in staffing and managing foreign operations, longer payment cycles, problems in collecting accounts receivable, fluctuations in currency exchange rates, foreign exchange controls that restrict or prohibit repatriation of funds, technology export and import restrictions or prohibitions, delays from customs brokers or government agencies, seasonal reductions in business activity and potentially adverse tax consequences resulting from operating in multiple jurisdictions.  As a result, if we do not properly manage foreign sales and operations, our business could suffer.

We will need to recruit, train and retain key management and other qualified personnel to successfully expand our business.

Our future success will depend in large part upon our ability to recruit and retain experienced research and development, engineering, manufacturing, operating, sales and marketing, customer service and management personnel.  We compete in young markets and there are a limited number of people with the appropriate combination of skills needed to provide the services that our customers require.  In the past, we have experienced difficulty in recruiting qualified personnel and we expect to experience continued difficulties in personnel recruiting.  If we do not attract such personnel, we may not be able to expand our business. In addition, new employees generally require substantial training, which requires significant resources and management attention.  Our success also depends upon retaining our key management, research, product development, engineering, marketing and manufacturing personnel. Even if we invest significant resources to recruit, train and retain qualified personnel, we may not be successful in our efforts.

We may acquire technologies or companies in the future, and these acquisitions could disrupt our business and dilute our shareholders’ interests.

We may acquire additional technologies or other companies in the future and we cannot provide assurances that we will be able to successfully integrate their operations or that the cost savings we anticipate will be fully realized.  Entering into an acquisition or investment entails many risks, any of which could materially harm our business, including:

•                  diversion of management’s attention from other business concerns;

•                  failure to effectively assimilate our acquired technology, employees or other assets into our business;

•                  the loss of key employees from either our current business or the acquired business; and

•                  assumption of significant liabilities of the acquired company.

If we complete additional acquisitions, we may dilute the ownership of current shareholders.  In addition, achieving the expected returns and cost savings from our past and future acquisitions will depend in part upon our ability to integrate the products and services, technologies, research and development programs, operations, sales and marketing functions, finance, accounting and administrative functions, and other personnel of these businesses into our business in an efficient and effective manner.  We cannot ensure that we will be able to do so or that the acquired businesses will perform at anticipated levels.  If we are unable to successfully integrate acquired businesses, our anticipated revenues may be lower and our operational costs may be higher.

We have no experience manufacturing our products on a large scale basis, and if we do not develop adequate manufacturing processes and capabilities to do so in a timely manner, we will be unable to achieve our growth and profitability objectives.

We have manufactured most of our products for prototypes and initial sales, and we have limited experience manufacturing products on a larger scale.  In order to produce certain of our products at affordable prices we will have to manufacture a large volume of such products.  We do not know when or whether we will be able to develop efficient, low-cost manufacturing capabilities and processes that will enable us to meet the quality, price, engineering, design and production standards or production volumes required to successfully mass market such products.  Even if we are successful in developing our manufacturing capabilities and processes, we do not know whether we will do so in time to meet our product commercialization schedule or to satisfy the requirements of our customers and the market.  Our failure to develop these manufacturing processes and capabilities in a timely manner could prevent us from achieving our growth and profitability objectives.

Risk Factors Related to Our Products and Technology

We may never complete the development of commercially viable fuel cell power products and/or commercially viable hydrogen generation systems for new hydrogen energy applications, and if we fail to do so, we will not be able to meet our business and growth objectives.

We have made commercial sales of hydrogen generation, fuel cell test and diagnostic equipment, fuel cell power modules, integrated fuel cell systems and hydrogen refueling stations for a relatively short period of time.  Because both our business and industry are still in the developmental stage, we do not know when or whether we will successfully complete research and development of commercially viable fuel cell power products and commercially viable hydrogen generation equipment for new hydrogen energy applications.  If we do not complete the development of such commercially viable products, we will be unable to meet our business and growth objectives.  We expect to face unforeseen challenges, expenses and difficulties as a developing company seeking to design, develop and manufacture new products in each of our targeted markets.  Our future success also depends upon our ability to effectively market fuel cell products and hydrogen generation products once developed.

We must lower the cost of our fuel cell and hydrogen generation products and demonstrate their reliability, or consumers will be unlikely to purchase our products and we will therefore not generate sufficient revenues to achieve and sustain profitability.

Fuel cells currently cost more than many established competing technologies, such as internal combustion engines and batteries.  The prices of fuel cell and hydrogen generation products are dependent largely upon material and manufacturing costs.  We cannot guarantee that we will be able to lower these costs to a level where we will be able to produce a competitive product or that any product we produce using lower cost materials and manufacturing processes will not suffer from lower performance, reliability and longevity.  If we are unable to produce fuel cell and hydrogen generation products that are competitive with other technologies in terms of price, performance, reliability and longevity, consumers will be unlikely to buy our fuel cell and hydrogen generation products.  Accordingly, we would not be able to generate sufficient revenues with positive gross margins to achieve and sustain profitability.

Any failures or delays in field tests of our products could negatively affect our customer relationships and increase our manufacturing costs.

We regularly field test our products and we plan to conduct additional field tests in the future.  Any failures or delays in our field tests could harm our competitive position and impair our ability to sell our products.  Our field tests may encounter problems and delays for a number of reasons, including the failure of our technology, the failure of the technology of others, the failure to combine these technologies properly, operator error and the failure to maintain and service the test prototypes properly.  Many of these potential problems and delays are beyond our control.  In addition, field test programs, by their nature, may involve delays relating to product roll-out and modifications to product design, as well as third party involvement.  Any problem or perceived problem with our field tests, whether it originates from our technology, our design, or third parties, could hurt our reputation and the reputation of our products and limit our sales.  Such field test failures may negatively affect our relationships with customers, require us to extend field testing longer than anticipated before undertaking commercial sales and require us to develop further our technology to account for such failures prior to the field tests, thereby increasing our manufacturing costs.

The components of our products may contain defects or errors that could negatively affect our customer relationships and increase our development, service and warranty costs.

Our products are complex and must meet the stringent technical requirements of our customers.  The software and other components used in our fuel cell and hydrogen generation products may contain undetected defects or errors, especially when first introduced, which could result in the failure of our products to perform, damage to our reputation, delayed or lost revenue, product returns, diverted development resources and increased development, service and warranty costs.

Rapid technological advances or the adoption of new codes and standards could impair our ability to deliver our products in a timely manner and, as a result, our revenues would suffer.

Our success depends in large part on our ability to keep our products current and compatible with evolving technologies, codes and standards.  Unexpected changes in technology or in codes and standards could disrupt the development of our products and prevent us from meeting deadlines for the delivery of products.  If we are unable to keep pace with technological advancements and adapt our products to new codes and standards in a timely manner, our products may become uncompetitive or obsolete and our revenues would suffer.

We depend upon intellectual property and our failure to protect that intellectual property could adversely affect our future growth and success.

Failure to protect our intellectual property rights may reduce our ability to prevent others from using our technology.  We rely on a combination of patent, trade secret, trademark and copyright laws to protect our intellectual property.  Some of our intellectual property is currently not covered by any patent or patent application.  Patent protection is subject to complex factual and legal criteria that may give rise to uncertainty as to the validity, scope and enforceability of a particular patent.  Accordingly, we cannot be assured that:

•                  any of the United States, Canadian or other patents owned by us or third party patents licensed to us will not be invalidated, circumvented, challenged, rendered unenforceable, or licensed to others; or

•                  any of our pending or future patent applications will be issued with the breadth of protection that we seek, if at all.

In addition, effective patent, trademark, copyright and trade secret protection may be unavailable, limited, not applied for or unenforceable in foreign countries.

Furthermore, although we typically retain sole ownership of the intellectual property we develop, in certain circumstances, such as with Dow Corning and General Motors, we provide for shared intellectual property rights. For instance, where intellectual property is developed pursuant to our use of technology licensed from General Motors, we have committed to provide certain exclusive or non-exclusive licences in favour of General Motors, and in some cases the intellectual property is jointly owned.  As a result of these licences, we may be limited or precluded, as the case may be, in the exploitation of such intellectual property rights.

We have also entered into agreements with other customers and partners that involve shared intellectual property rights.  Any developments made under these agreements will be available for future commercial use by all parties to the agreement.

We also seek to protect our proprietary intellectual property through contracts including, when possible, confidentiality agreements and inventors’ rights agreements with our customers and employees.  We cannot be sure that the parties that enter into such agreements with us will not breach them, that we will have adequate remedies for any breach or that such persons or institutions will not assert rights to intellectual property arising out of these relationships.  If necessary or desirable, we may seek licences under the patents or other intellectual property rights of others.  However, we cannot be sure that we will obtain such licences or that the terms of any offered licences will be acceptable to us.  Our failure to obtain a license from a third party for intellectual property we use in the future could cause us to incur substantial liabilities and to suspend the manufacture and shipment of products or our use of processes that exploit such intellectual property.

Our involvement in intellectual property litigation could negatively affect our business.

Our future success and competitive position depend in part upon our ability to obtain or maintain the proprietary intellectual property used in our principal products.  In order to establish and maintain such a competitive position we may need to prosecute claims against others who we believe are infringing our rights and defend claims brought by others who believe that we are infringing their rights.  Our involvement in intellectual property litigation could result in significant expense to us, adversely affect the sale of any products involved or the use or licensing of related intellectual property and divert the efforts of our technical and management personnel from their principal responsibilities, regardless of whether such litigation is resolved in our favour.  If we are found to be infringing on the intellectual property rights of others, we may, among other things, be required to:

•                  pay substantial damages;

•                  cease the development, manufacture, use, sale or importation of products that infringe upon such intellectual property rights;

•                  discontinue processes incorporating the infringing technology;

•                  expend significant resources to develop or acquire non-infringing intellectual property; or

•                  obtain licences to the relevant intellectual property.

We cannot offer any assurance that we will prevail in any such intellectual property litigation or, if we were not to prevail in such litigation, that licences to the intellectual property that we are found to be infringing upon would be available on commercially reasonable terms, if at all.  The cost of intellectual property litigation as well as the damages, licensing fees or royalties that we might be required to pay could have a material adverse effect on our business and financial results.

Our products use flammable fuels that are inherently dangerous substances and could subject us to product liabilities.

Our financial results could be materially impacted by accidents involving either our products or those of other fuel cell manufacturers, either because we face claims for damages or because of the potential negative impact on demand for fuel cell products.  Our products use hydrogen, which is typically generated from gaseous and liquid fuels such as propane, natural gas or methanol in a process known as reforming.  While our fuel cell products do not use these fuels in a combustion process, natural gas, propane and other hydrocarbons are flammable fuels that could leak and then combust if ignited by another source.  In addition, certain of our OEM partners and customers may experience significant product liability claims.  As a supplier of products and systems to these OEMs, we face an inherent business risk of exposure to product liability claims in the event that our products, or the equipment into which our products are incorporated, malfunction and result in personal injury or death.  We may be named in product liability claims even if there is no evidence that our systems or components caused the accidents.  Product liability claims could result in significant losses from expenses incurred in defending claims or the award of damages.  Since our products have not yet gained widespread market acceptance, any accidents involving our systems, those of other fuel cell products or those used to produce hydrogen could materially impede acceptance of our products.  In addition, although our management believes that our liability coverage is currently adequate to cover these risks, we may be held responsible for damages beyond the scope of our insurance coverage.

Risk Factors Related to Ownership of Our Common Shares

If we fail to maintain the requirements for continued listing on the Nasdaq, our common shares could be delisted from trading on Nasdaq, which would materially adversely affect the liquidity of our common shares, the price of our common shares, and our ability to raise additional capital.

Failure to meet the applicable continued listing requirements of Nasdaq could result in our common shares being delisted from Nasdaq. In the past we have been unable to meet the continued listing requirements of Nasdaq and may not be able to meet the requirements in the future. On May 10, 2007 and February 19, 2008, we received notices from Nasdaq informing us that we failed to maintain a minimum closing bid price on Nasdaq of at least $1.00 per share for our common shares for 30 consecutive business days, as we are required to do under Nasdaq Marketplace Rule 4450(a)(5) (the “Minimum Bid Price Rule”). On both occasions, we were given 180 days to regain compliance by having the bid price of our common shares close at $1.00 per share or more for a minimum of 10 consecutive business days prior to the end of the 180-day period. While we regained compliance on both occasions, we can give no assurances that we will be able to maintain future compliance with the Minimum Bid Price Rule or all of the continued listing requirements of Nasdaq.

As at June 23, 2009, we are not in compliance with the Minimum Bid Price Rule; however given the continued extraordinary market conditions, Nasdaq has suspended the enforcement of the Minimum Bid Price Rule.  Enforcement of the rule is scheduled to resume on July 20, 2009.  While we may explore various actions to meet the Minimum Bid Price Rule, including implementing a share consolidation, there is no guarantee that any such action will be successful in bringing us into, or maintaining, compliance.

If we fail to satisfy Nasdaq’s continued listing requirements, our common shares could be delisted from Nasdaq, in which case we may transfer to the Nasdaq Capital Market, which generally has lower financial requirements for initial listing or, if we fail to meet its listing requirements, the over-the-counter bulletin board. However, there can be no assurance that our common shares will be eligible for trading on any such alternative exchanges or markets in the United States.

If we are delisted from Nasdaq, it would materially reduce the liquidity of our common shares, lower the price of our common shares, and impair our ability to raise financing.

In order to comply with Nasdaq’s Minimum Bid Price Rule we may, subject to any regulatory approvals (including from the TSX), implement a share consolidation, which could adversely affect our common share price and its liquidity.

Subject to any regulatory approvals (including from the TSX), we may implement a share consolidation in order to comply with Nasdaq’s Minimum Bid Price Rule.  In light of the Company’s past non-compliance with the Minimum Bid Price Rule, at the annual and special meeting of our shareholders held on May 13, 2009, our shareholders approved a special resolution that gave authority to our Board of Directors, in its sole discretion, to amend our articles of incorporation to allow for a consolidation of our issued and outstanding common shares at any time prior to March 24, 2010, and to select the exact consolidation ratio, provided that (i) the ratio may be no smaller than one post-consolidation share for every 10 pre-consolidation shares, and no larger than one post-consolidation share for every 25 pre-consolidation shares, and (ii) the number of pre-consolidation shares in the ratio must be a whole number of shares. Assuming receipt of the necessary approvals, the exact number of shares of the Company to be consolidated, if at all, would be determined by our Board of Directors before the share consolidation would be effective, and the Company will issue a news release announcing the ratio as determined by our Board of Directors.

Notwithstanding the approval of the share consolidation by our shareholders, our Board of Directors may, in its sole discretion, abandon the share consolidation without further approval or action by or prior notice to shareholders.

Our shareholders approved a similar special resolution at the Company’s annual and special meeting of shareholders on May 6, 2008, which authorized our Board of Directors, in its sole discretion, to implement a share consolidation at any time prior to March 10, 2009 based on a consolidation ratio no smaller than one post-consolidation share for every five pre-consolidation shares, and no larger than one post-consolidation share for every 10 pre-consolidation shares, but otherwise subject to the same conditions described above. Although our Board of Directors did not believe it to be in the best interests of the Company to implement a share consolidation during that time, as in the past, our Board of Directors has considered the potential adverse effects to the Company of a delisting from Nasdaq, and has determined that the flexibility afforded by a share consolidation could allow the Company to comply with Nasdaq’s Minimum Bid Price Rule.

While such share consolidation could bring us back into compliance with the listing requirements of Nasdaq, there can be no assurance that any increase in the market price of our common shares resulting from a share consolidation, if implemented, would be sustainable.  There are numerous factors and contingencies that would affect such price, including the market conditions for our common shares at the time, our reported results of operations in future periods and general economic, geopolitical, stock market and industry conditions. Accordingly, the total market capitalization of our common shares after a share consolidation may be lower than the total market capitalization before such share consolidation and, in the future, the market price of our common shares might not exceed or remain higher than the market price prior to such share consolidation. There can be no assurance that a share consolidation would result in a per share market price that attracts institutional investors or investment funds, or that such price would satisfy the investing guidelines of institutional investors or investment funds. As a result, the trading liquidity of our common shares might not improve as a result of a share consolidation. Furthermore, the liquidity of our common shares could be adversely affected by the reduced number of our common shares that would be outstanding after the share consolidation.

If at any time we qualify as a passive foreign investment company under United States tax laws, our shareholders may be subject to adverse tax consequences.

We would be classified as a passive foreign investment company (“PFIC”), for United States federal income tax purposes, in any taxable year in which, after applying relevant look-through rules with respect to the income and assets of our subsidiaries, either at least 75% of our gross income is ‘‘passive income,’’ or on average at least 50% of the gross value of our assets is attributable to assets that produce passive income or are held for the production of passive income.

Based on the structure of the Company, and the composition of our income and assets, the Company does not believe that it was a PFIC for the taxable year ended December 31, 2008 or its prior taxable year.  However, there can be no assurance that the IRS will not successfully challenge our position or that we will not become a PFIC in a future taxable year, as PFIC status is re-tested each year and depends on our assets and income in such year. If we are classified as a PFIC at any time that a U.S. Holder (as defined below) holds our common shares, such holder may be subject to an increased United States federal income tax liability and a special interest charge in respect of gain recognized on the sale or other disposition of our common shares and upon the receipt of certain ‘‘excess distributions’’ (as defined in the United States Internal Revenue Code of 1986, as amended (the “Code”)).

U.S. Holders should consult their own tax advisors concerning the United States federal income tax consequences of holding our common shares if we were a PFIC in any taxable year and its potential application to their particular situation.

A limited number of shareholders collectively own a significant portion of our common shares and may act, or prevent corporate actions, to the detriment of other shareholders.

A limited number of shareholders, including our founders and General Motors, currently own a significant portion of our outstanding common shares.  General Motors currently owns approximately 12.3% of our outstanding common shares.  Accordingly, these shareholders may exercise significant influence over all matters requiring shareholder approval, including the election of a majority of our directors and the determination of significant corporate actions.  This concentration could also have the effect of delaying or preventing a change in control that could otherwise be beneficial to our shareholders.

In addition to General Motors’ current ownership of our common shares, pursuant to our strategic alliance with General Motors, for so long as General Motors holds at least 10% of our outstanding shares, if any of our founders, Pierre Rivard, Joseph Cargnelli or Boyd Taylor, wish to transfer (i) all or substantially all of their shares to any person, or (ii) any of their shares to a person actively competing with General Motors in the automotive or fuel cell industry, he must first offer the shares to General Motors. Moreover, if we issue additional equity securities or securities convertible into equity securities for cash consideration, we have granted General Motors the right to participate in such offering on a pro rata basis based on the fully diluted number of common shares that it holds, subject to certain limited exceptions. We have also agreed that one director nominated by General Motors shall be included in the slate of directors that is presented to shareholders for approval at our general meeting. As a principal shareholder and party to the strategic alliance and representative on our board, General Motors has the ability to influence our corporate actions and in a manner that may be adverse to your interests.

Future sales of common shares by our principal share-holders could cause our share price to fall and reduce the value of a shareholder’s investment.

If our principal shareholders, including our founders, sell substantial amounts of their common shares in the public market, the market price of our common shares could fall and the value of a shareholder’s investment could be reduced.  The perception among investors that these sales may occur could have a similar effect.  Share price declines may be exaggerated if the low trading volume that our common shares have experienced to date continues.  These factors could also make it more difficult for us to raise additional funds through future offerings of our common shares or other securities.

Our articles of incorporation authorize us to issue an unlimited number of common and preferred shares, and significant issuances of common or preferred shares could dilute the share ownership of our shareholders, deter or delay a takeover of us that our shareholders may consider beneficial or depress the trading price of our common shares.

Our articles of incorporation permit us to issue an unlimited number of common and preferred shares.  If we were to issue a significant number of common shares, it would reduce the relative voting power of previously outstanding shares.  Such future issuances could be at prices less than our shareholders paid for their common shares.  If we were to issue a significant number of common or preferred shares, these issuances could also deter or delay an attempted acquisition of us that a shareholder may consider beneficial, particularly in the event that we issue preferred shares with special voting or dividend rights.  While Nasdaq and TSX rules may require us to obtain shareholder approval for significant issuances, we would not be subject to these requirements if we ceased, voluntarily or otherwise, to be listed on Nasdaq and the TSX.  Significant issuances of our common or preferred shares, or the perception that such issuances may occur, could cause the trading price of our common shares to drop.

U.S. investors may not be able to enforce U.S. civil liability judgments against us or our directors and officers.

We are organized under the laws of Canada.  A majority of our directors and officers are residents of Canada and all or a substantial portion of their assets and substantially all of our assets are located outside of the United States.  As a result, it may be difficult for U.S. holders of our common shares to effect service of process on these persons within the United States or to realize in the United States upon judgments rendered against them.  In addition, a shareholder should not assume that the courts of Canada

(i) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, claims against us or such persons predicated upon the U.S. federal securities laws.

Our share price is volatile and we may continue to experience significant share price and volume fluctuations.

Since our common shares were initially offered to the public in November 2000, the stock markets, particularly in the technology and alternative energy sectors, and our share price have experienced significant price and volume fluctuations.  Our common shares may continue to experience volatility for reasons unrelated to our own operating performance, including:

•                  performance of other companies in the fuel cell or alternative energy business;

•                  news announcements, securities analysts’ reports and recommendations and other developments with respect to our industry or our competitors; or

•                  changes in general economic conditions.

As at May 31, 2009, there were 7,535,168 options to purchase our common shares.  If these securities are exercised, our shareholders will incur substantial dilution.

A significant element in our plan to attract and retain qualified personnel is the issuance to such persons of options to purchase our common shares.  As of May 31, 2009, we have issued and outstanding 7,535,168 options to purchase our common shares at an average price of Cdn. $2.90 per common share.  Accordingly, to the extent that we are required to issue significant numbers of options to our employees, and such options are exercised, you could experience significant dilution.

Selected Risk Factors Related to Our Financial Condition as of December 31, 2008 (as presented in our Annual Report for the year ended December 31, 2008, which was furnished to the Securities and Exchange Commission (“SEC”) as Exhibit 99.3 on the Form 6-K on March 26, 2009)

If we are unsuccessful in increasing our revenues or raising additional funding, we may possibly cease to continue as we currently do.

Although our consolidated financial statements for the year ended December 31, 2008 have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations,  our ability to continue as a going concern is dependent on the successful execution of the Company’s business plan, which includes an increase in revenue and additional funding to be provided by potential investors as well as non-traditional sources of financing.

We have sustained losses and negative cash flows from operations since our inception. We expect that this will continue throughout 2009. If we do not raise additional capital before 2010, we do not expect our operations to generate sufficient cash flow to fund our obligations as they come due.

Additional funding may be in the form of debt or equity or a hybrid instrument depending on the needs of the investor. In order to improve our chances of securing funding, we filed a base shelf prospectus during the third quarter of 2008.  Given the prevailing global economic and credit market conditions, we may not be able to raise additional cash resources through these traditional sources of financing.  Although we are also investigating non-traditional sources of financing including monetizing a portion of our accumulated tax losses, the global credit market crisis has also adversely affected the ability of potential parties to pursue such transactions. We do not believe that the ability to access capital markets or these adverse conditions are likely to improve significantly in the near future. Accordingly, we may have to pursue a combination of operating and related initiatives, such as further restructurings and/or asset sales.

There can be no assurances that we will achieve profitability or positive cash flows or be able to obtain additional funding or that, if obtained, they will be sufficient, or whether any other initiatives will be successful, such that we may continue as a going concern.

Our inability to generate sufficient cash flows, raise additional capital and actively manage our liquidity may impair our ability to execute the Company’s business plan, and result in our reducing or eliminating product development and commercialization efforts, reduce our sales and marketing efforts, and having to forego attractive business opportunities.

At December 31, 2008, we had approximately $22.7 million of cash and cash equivalents and restricted cash.  There are uncertainties related to the timing and use of our cash resources and working capital requirements. These uncertainties include, among other things, the timing and volume of commercial sales and associated gross margins of our existing products and the development of markets for, and customer acceptance of new products. Due to these and other factors, many of which are outside of our control, we may not be able to accurately predict our necessary cash expenditures or obtain financing in a timely manner to cover any shortfalls.

If we are unable to generate sufficient cash flows or obtain adequate additional financing, which given the current global economy and credit markets is challenging, we may be unable to respond to the actions of our competitors or we may be prevented from executing the Company’s business plan, or conducting all or a portion of our planned operations. In particular, the development and commercialization of our products could be delayed or discontinued if we are unable to fund our research and product development activities or the development of our manufacturing capabilities. In addition, we may be forced to reduce our sales and marketing efforts or forego attractive business opportunities.

A sustained and broad economic recession could continue to have a negative impact on our business, results of operations and financial condition, or our ability to accurately forecast our results, and it may cause a number of the risks that we currently face to increase in likelihood, magnitude and duration.

Macro-level changes in the global economy began to affect our business in the fourth quarter of 2008. Operationally, we experienced a delay in closing orders and, in one case, a delay in a shipment as a result of a customer not being able to pay for the balance of an order. Financially, we experienced more challenging conditions as a result of weaker capital markets worldwide and anticipate this may adversely alter our ability to raise capital on favourable terms and could change the terms of our credit facility.

The condition of the current global economy and credit markets affect our outlook in two primary ways. First, our products depend, to some degree, on general world economic conditions and activity. If the current condition of the economy results in a sustained broad economic recession, demand for our products is likely to decline. Secondly, the current economic and credit climate could adversely affect our ability to conduct normal day-to-day selling activities which depend on the granting of short-term credit to a wide variety of purchasers and particularly the corresponding need of those purchasers to finance purchases by accessing credit. Our business is dependent on purchasers of our products having access to adequate levels of credit. If the current condition of the economy is not resolved in a manner that will provide access to credit to potential purchasers of our products, our business will likely suffer as a result.

With a sustained or expanding economic downturn, we expect that we will continue to experience significant difficulties on a number of fronts, depending upon the duration and severity of these events. As a result, we may face new risks as yet unidentified, and a number of risks that we ordinarily face and that are further described herein may increase in likelihood, magnitude and duration. These risks include but are not limited to deferrals or reductions of customer orders, potential deterioration of our customers’ ability to finance purchases, reduced revenue, further deterioration in our cash balances and liquidity due to foreign exchange impacts, and an inability to access capital markets. The financial crisis and economic downturn will also reduce our ability to accurately forecast our performance, results or cash position.

ITEM 4.  INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF HYDROGENICS CORPORATION

Our legal name is Hydrogenics Corporation - Corporation Hydrogenique.  We were incorporated under the Canada Business Corporations Act on August 1, 1988 as Traduction Militech Translation Inc.  By articles of amendment dated August 20, 1990, we changed our name to Societe Hydrogenique Incorporée - Hydrogenics Corporation Incorporated.  From 1990 to August 1995, Societe Hydrogenique Incorporée - Hydrogenics Corporation Incorporated did not actively carry on business.  In August 1995, we commenced our fuel cell technology development business.  By articles of amendment dated January 24, 2000, we changed our name to Hydrogenics Corporation - Corporation Hydrogenique.  Our registered and principal executive offices are located at 5985 McLaughlin Road, Mississauga, Ontario, L5R 1B8, Canada, (905) 361-3660.  Our agent for service in the United States is CT Corporation System, 111 Eighth Avenue, New York, New York 10011, (212) 894-8400.

Capital expenditures for the year ended December 31, 2008 were $0.9 million, compared with $1.3 million and $1.7 million for the years ended December 31, 2007 and 2006, respectively, and consisted primarily of capital expenditures for equipment and computer equipment. We expect capital expenditure plans for 2009 and subsequent years to result in further investment in capital assets as we continue our manufacturing and development initiatives. Our current budget for 2009 includes a capital budget of less than $1.0 million to purchase and manufacture testing and other equipment, primarily for our research and development programs but also in support of ongoing operational needs.  We expect that less than half of our investments will be in Canada.  We currently have a commitment to purchase manufacturing equipment for approximately 375,000 euros.  Our capital requirements will be affected by many factors, including the success of our current product offerings, the ability to enhance our current products and our ability to develop and introduce new products that keep pace with technological developments in the marketplace.

As at December 31, 2008 we had cash and cash-equivalents and short-term investments of approximately $22.7 million.

There have been no public takeover offers by third parties in respect of the Company’s shares.

On June 12, 2009, we announced that we have entered into an agreement with the Algonquin Board, which will result in a non-dilutive financing to Hydrogenics with gross cash proceeds of approximately Cdn. $10.8 million, or approximately Cdn. $9.3 million net of transaction related expenses.  The transaction involves a plan of arrangement and offers pursuant to which, among other things, we will offer to acquire all of the issued and outstanding units and convertible debentures of Algonquin Power in exchange for new securities of Hydrogenics.  Pursuant to the plan of arrangement, we will transfer our business and operations, including substantially all assets and liabilities, excluding certain tax attributes, to our newly created subsidiary, 7188501 Canada Inc. (“New Hydrogenics”). New Hydrogenics will have substantially all of the same assets, liabilities, directors, management and employees as Hydrogenics has currently, except for certain tax attributes that will remain behind, and Hydrogenics shareholders will become shareholders of New Hydrogenics. Pursuant to the offers, unitholders of Algonquin Power will be offered to exchange their units for a new class of common shares of Hydrogenics, and debentureholders of Algonquin Power will be offered to exchange their convertible debentures for convertible debentures or new common shares of Hydrogenics, which will result in, among other things, securityholders of Algonquin Power who accept the offers becoming securityholders of Hydrogenics and Algonquin Power becoming a subsidiary entity of Hydrogenics. Upon completion of the Plan of Arrangement, old Hydrogenics will be renamed “Algonquin Power Inc.” and New Hydrogenics will continue the Hydrogenics business as “Hydrogenics Corporation.”  The transaction is subject to various conditions, including the receipt of regulatory approvals, approval by the Ontario Superior Court of Justice and by shareholders of Hydrogenics.  As a result of the transaction, our shareholders will no longer have any interest in old Hydrogenics and Algonquin Power’s securityholders who accept the offers will hold all of the interests in old Hydrogenics.  We will receive the approximately Cdn. $9.3 million (or approximately $8 million), after expenses, for the tax attributes that have been retained by Algonquin Power Inc. For additional information regarding the transaction, see the notice of special meeting and management proxy circular dated June 25, 2009, which was furnished to the SEC as part of the Registrant’s Form 6-K filed on June 29, 2009, and is incorporated by reference herein.

BUSINESS OVERVIEW

Overview

Hydrogenics, together with its subsidiaries, designs, develops and manufactures hydrogen generation products based on water electrolysis technology and fuel cell products based on proton exchange membrane, or PEM technology. We were incorporated under the Canada Business Corporations Act in 1988 and commenced our fuel cell development activities in 1996. We maintain operations in Belgium, Canada and Germany. We operate in various geographical markets and organize ourselves in four reportable segments.

Our OnSite Generation business segment is based in Oevel, Belgium and develops products for industrial gas, hydrogen fueling and renewable energy storage markets. For the year ended December 31, 2008 our OnSite Generation business reported revenues of $31.2 million and at December 31, 2008 had 73 full-time employees.

Our Power Systems business segment is based in Mississauga, Canada with a satellite facility in Gladbeck, Germany. This segment develops products for stationary and motive power applications. For the year ended December 31, 2008 our Power Systems business reported revenues of $5.6 million and at December 31, 2008 had 81 full-time employees.

Our Test Systems business segment is based in Burnaby, Canada and provided fuel cell testing services and sold fuel cell test stations. In November 2007, we announced that we would implement an orderly windup of our Test Systems business in order to focus our resources on our OnSite Generation and Power Systems businesses. We expect to complete the windup by the end of 2009. For the year ended December 31, 2008, our Test Systems business reported revenues of $2.5 million and at December 31, 2008 had five full time employees.

Our Corporate and Other business segment provides corporate services and administrative support. At December 31, 2008, our Corporate and Other business had seven full time employees.

Our business is summarized below:

OnSite Generation

Our OnSite Generation business segment is based on alkaline water electrolysis technology which involves the decomposition of water (H2O) into oxygen (O2) and hydrogen gas (H2) by passing an electric current through a liquid electrolyte. The resultant hydrogen gas is then captured and used for industrial gas applications, hydrogen fueling applications, and used to store renewable energy in the form of hydrogen gas. Our HySTAT® branded electrolyzer products are based on 60 years of hydrogen experience, meet international standards such as ASME, CE, Rostechnadzor and UL and are certified ISO 9001 from design to delivery. We configure our HySTAT® products for both indoor and outdoor applications and tailor our product to accommodate various hydrogen gas requirements.

The worldwide market for hydrogen, which includes the merchant gas market for hydrogen, is estimated at $5 billion annually, and is served by industrial gas companies as well as on-site hydrogen generation product manufacturers such as ourselves.  We believe that the annual market for on-site hydrogen generation is approximately $100 million to $200 million in respect of our products.

Our OnSite Generation products are sold to leading merchant gas companies such as Air Liquide S.A. and Linde AG and end users requiring high purity hydrogen produced on-site for industrial applications.  We also sell products to progressive oil and gas companies, such as Shell Hydrogen, requiring hydrogen fueling stations for transportation applications. Recently, we have begun to sell our products to leading electric power utilities, including Powertech Labs, Inc., a wholly owned subsidiary of BC Power, and Newfoundland and Labrador Hydro (Hydro) requiring renewable energy storage.

The business objectives for our OnSite Generation group are to: (i) further increase the gross margins of existing product lines by improving our procurement and manufacturing processes; (ii) further increase the reliability and durability of our products to exceed the expectations of our applications; (iii) reduce the cost of ownership of our products through design and technology improvement; (iv) continue to pursue opportunities for customers to convert renewable energy, such as wind and solar energy, into hydrogen; and (v) further expand into ready markets such as Eastern Europe (including Russia), Asia and the Middle East.

Our Onsite Generation business competes with suppliers of delivered hydrogen, manufacturers of on-site hydrogen generation products using electrolysis and small steam methane reforming products — a development stage technology which, to our knowledge, has yet to emerge as commercially competitive to either delivered gas or on-site electrolysis.  In the delivered hydrogen segment, we compete with Air Liquide S.A., Air Products and Chemicals, Inc., Linde AG and Praxair, Inc. In the on-site electrolysis market, we compete with Distributed Energy Systems Corporation, Norsk Hydro ASA (Statoil), Purification Equipment Research Institute of CISC and Teledyne Energy Systems, Inc. and H2Gen, a provider of hydrogen using stream methane reforming technology.

Power Systems

Our Power Systems business is based on PEM fuel cell technology which transforms chemical energy to electrical energy when liberated during the electrochemical reaction of hydrogen and oxygen. Our HyPM® branded fuel cell products are based on our extensive track record of on-bench testing and real-time deployments across a wide range of stationary and motive power profiles. We configure our HyPM® products to multiple electrical power outputs ranging from 4 to 65 kilowatts with ease of integration, high reliability and operating efficiency, delivered in a highly compact footprint.

Our target markets include backup power for data centres and telecom applications plus motive power applications such as forklift trucks.  We also target military applications for our products, historically an early technology adopter.  The worldwide market for data centre backup power is estimated to be in excess of $6 billion and the market for telecom backup power is estimated to be $2 to $3 billion in the U.S. alone, based on a complete displacement of existing battery systems.  The addressable market for forklift truck products is estimated at $0.4 billion.

Our Power Systems products are sold to leading OEMs, such as American Power Conversion Corp. (“APC”), a wholly owned subsidiary of Schneider Electric, and Commscope, Inc., to provide backup power applications for data centres and telecom sites, and to Crown Equipment Corporation, Linde Materials Handling, Mitsubishi Forklifts and NACCO Materials Handling Group, Inc. for prototype field tests of our fuel cell power modules directed at replacing traditional lead-acid battery packs used by indoor industrial forklift trucks. We also sell our Power Systems products to the military and other early adopters of emerging technologies.

The business objectives for our Power Systems group are to: (i) offer a common fuel cell platform across many markets enabling ease of manufacturing and reducing development spending; (ii) achieve further market penetration in the backup power and motive power markets by tailoring our HyPM® fuel cell products to meet market specific requirements including price, performance and features; (iii) invest in sales and market development activities in the backup power and motive power markets; (iv) continue to target the military and other early adopters of emerging technologies as a bridge to future commercial markets; and (v) secure the requisite people and processes to align our anticipated growth plans with our resources and capabilities.

Our Power Systems business competes with providers of incumbent technologies, such as batteries and diesel generators, and businesses that have fuel cell development programs.  Companies that we currently compete with include Anuvu, Altergy Systems, Ballard Power Systems Inc., Distributed Energy Systems Corporation, Giner, Inc., IdaTech plc, Intelligent Energy, Nuvera, Plug Power Inc., Worldwide, Inc., ReliOn Inc., Teledyne, and United Technologies Corporation.  Competing companies with programs for fuel cells other than PEM fuel cells include Fuel Cell Energy Inc., Hitachi, Ltd. and United Technologies Corporation. We also compete with companies that are developing other types of fuel cells.

There are four types of fuel cells other than PEM fuel cells that are generally considered to have possible commercial applications: phosphoric acid fuel cells, molten carbonate fuel cells, solid oxide fuel cells and alkaline fuel cells. Each of these fuel cell technologies differ in their component materials, and operating characteristics.  While all fuel cell types may have potential environmental and efficiency advantages over traditional power sources, we believe that PEM fuel cells can be manufactured less expensively and are more efficient and more practical in small-scale stationary and motive power applications. Further, most automotive companies have selected PEM technology for fuel-cell-

powered automobiles. We expect this will help establish a stronger industry around PEM technology and may result in a lower cost as compared to the other fuel cell technologies.

Test Systems

We provided test services to many of the world’s leading automotive companies such as General Motors, Nissan and Toyota as well as to fuel cell developers and component suppliers currently engaged in their own fuel cell development programs. Until recently, we sold test products to such customers as well. On November 7, 2007, we announced our decision to commence an orderly windup of our fuel cell test products and design, development and manufacturing business. We anticipate that this windup will be completed by the end of 2009 and require approximately $3.5 million of funding with a corresponding charge to earnings. The substantial majority of the cash requirements and corresponding charge to earnings occurred in the fourth quarter of 2007.

Segmented Revenues

Our revenues are segmented as follows:

	2008 (in millions)	2007 (in millions)	2006 (in millions)
OnSite Generation	$31.2	$19.6	$12.0
Power Systems	5.6	6.1	6.9
Test Systems(1)	2.5	12.3	11.1
Total	$39.3	$38.0	$30.0

Note:

(1)          Test Systems revenues include $0.4 million for engineering services in 2008 and $3.5 million for engineering services in 2007, primarily provided to General Motors.

For additional financial information by business segment, see “Note 22 — Segmented Financial Information” under the Notes to Consolidated Financial Statements, which can be found on page F-27 of this form, and is incorporated by reference herein.

Our revenues are segmented by geography as follows:

	2008	2007	2006
Russia	$12,927	$5,629	$68
United States	8,428	5,609	8140
Belgium	2,020	—	319
Spain	1,815	138	1445
Saudi Arabia	1,790	—	—
Sweden	1,600	119	849
China	1,351	1,435	266
Korea	1,271	1,070	2499
France	1,144	2,633	3163
United Kingdom	1,076	552	877
Brazil	712	2,017	—
Germany	655	1,395	2471
Poland	639	—	—
Canada	534	4,378	3163
Japan	492	2,256	2841
Romania	83	277	1367
United Arab Emirates	20	1,255	—
Argentina	8	2,010	—
Slovenia	3	1,275	—
Rest of world	2,772	5,942	3591
	$39,340	$37,990	$30,059

Our Strategy

Our strategy is to develop electrolyzer and fuel cell products for sale to OEMs, electric utilities, merchant gas companies and end-users requiring highly reliable products offered at competitive prices. We believe that our success will be substantially predicated on the following factors:

Advancing Our Product Designs

Within our OnSite Generation business segment, we are focused on reducing the cost of our HySTAT® electrolyzer and improving its efficiency. Concurrently, we are developing an electrolyzer having four times the active area per cell to allow us to compete more favourably in cases where greater volumes of hydrogen are required for industrial, hydrogen fueling or renewable energy storage applications.

Within our Power Systems business segment, we are focused on increasing the durability and efficiency of our fuel cells and fuel cell systems as well as reducing their cost. For market opportunities such as the home and backup power market requiring between 4 and 12 kilowatts of electrical power, we are developing a PEM based electrolyzer. We are attempting to offset a portion of the associated development expenses by entering into cost sharing agreements with OEMs and government agencies.

Recently, we have seen considerable interest in using hydrogen as a medium to store renewable energy, particularly wind and solar power, due to the favourable characteristics of hydrogen as an energy carrier.  We have developed a renewable energy storage product incorporating an alkaline electrolyzer, PEM fuel cell electrical generator and associated systems software (as at December 31, 2008, such product was in development). We anticipate adding other proprietary technologies to this product offering based on continued market intelligence. In time, we anticipate developing a product offering that will benefit from ancillary electrical power services such as grid balancing and load profiling.

Increasing Market Penetration

As at December 31, 2008, we had seven full time staff employed in sales functions. Our senior management team is also actively involved in sales initiatives including maintaining close contact with our more significant customers.

Additionally, we have developed relationships with third parties that we believe are well positioned in our markets to identify new sales opportunities for our products. In the industrial gas market, these third parties include leading merchant gas companies such as Air Liquide and Linde Gas. In the backup power market, these third parties include leading OEMs such as APC by Schneider Electric and Commscope, Inc. In the forklift truck market, these OEMs include Crown Equipment Corporation and NAACO Materials Handling Group, Inc.

We have recently begun to sell our renewable energy storage products to progressive electric power utilities seeking a robust and cost effective solution for renewable energy storage. We have begun to access this market through trade events, meeting directly with electrical utilities, and marketing to governmental agencies mandated to provide power to remote communities.

Responding to Market Conditions

Macro-level changes in the global economy began to undermine our business in the fourth quarter of 2008. Operationally, we experienced a delay in closing orders, and in one case, a delay in an order shipment as a result of a customer not being able to pay for the balance of an order. Financially, we experienced more challenging conditions as a result of weaker capital markets worldwide and anticipate this may adversely reduce our ability to raise capital on favourable terms as well as our credit facility with a Canadian chartered bank.

With regard to the economic slowdown, we have taken a number of initiatives to better position ourselves including: (i) revising our annual and three-year financial plans to reflect a more conservative outlook in our relevant markets; (ii) implementing a downsizing in January 2009 involving 25 full-time positions representing approximately $1.3 million of annual payroll costs; (iii) curtailing or deferring operating expenditures to reduce our overhead levels; (iv) having our senior management more fully engaged with our major accounts to better assess sales opportunities; and (v) aggressively managing our working capital.

We are encouraged, however, with our business prospects in many of our relevant markets in addition to the Corporation’s continued improved operating performance. Additionally, recent government legislation has been proposed or passed in many jurisdictions to support renewable energy initiatives including passage of the American Recovery and Reinvestment Act of 2009 in the United States and the Green Energy and Green Economy Act, 2009 in Ontario, Canada. We will continue to selectively pursue opportunities we believe are the most promising for us and can be delivered on the most advantageous terms.

Securing Additional Capital

As at December 31, 2008, we had $22.7 million of cash, cash equivalents and restricted cash and had $25.5 million of shareholders’ equity. We do not anticipate achieving a consistent level of profitability or generate consistent positive cash flow from operations for the next several quarters. While our OnSite Generation business achieved $2.1 million of segment income in 2008, our Power Systems and Corporate and Other business units incurred a combined segment loss of $16.4 million in 2008.  As mentioned under “Item 4.  Information of the Company — History and Development of Hydrogenics Corporation”, we have entered into an agreement with the Algonquin Board to implement a non-dilutive financing transaction, which will provide us with working capital.   The transaction is subject to various conditions, including the receipt of regulatory approvals, such as the approval of the TSX and Nasdaq,  approval by the Ontario Superior Court of Justice and by shareholders of Hydrogenics. The transaction is also subject to approval by unitholders of Algonquin Power with respect to certain amendments to Algonquin Power’s declaration of trust in connection with the transaction, and Algonquin Power unitholders tendering the requisite number of units to the take-over bid to be made by Hydrogenics in connection with the transaction.

The failure to raise sufficient funds necessary to finance future cash requirements could adversely affect our ability to pursue our strategy and negatively affect our operations in future periods. We are addressing this matter in a number of ways. We are maintaining frequent contact with analysts and institutional investors to better articulate our investment merits.

Retaining and Engaging Our Staff

As at December 31, 2008, we had 166 full-time staff, the majority of whom have been employed by the Company for several years and possess strong technical backgrounds with extensive industry experience. We strive to maintain a high level of employee engagement by offering compensation at market rates, providing interesting and challenging work, and, over time, the opportunity to create wealth by participating in our stock ownership program.

Our Products and Services

Our products include HySTAT™ hydrogen generation equipment in our OnSite Generation business and HyPM® fuel cell products in our Power Systems business.  A summary of our product lines is noted below.

HySTAT™ Hydrogen Stations

HySTAT™ Hydrogen Stations offer a dependable on-site supply of hydrogen for a variety of hydrogen applications, including vehicle fueling, distributed power, and a variety of industrial processes.  From a selection of versatile modular components, we configure the optimum HySTAT™ Hydrogen Station to precisely meet customer needs for hydrogen generation and storage. We also provide spare parts and service for our entire installed base.

We currently offer our HySTAT™ Hydrogen Station in multiple configurations depending on the amount of hydrogen required. This product is suitable for producing continuous or batch supplies of hydrogen typically for industrial processing applications and generates between 15 - 60 normal cubic meters per hour (“Nm3/hr”) of hydrogen. Multiple standard units can be installed for larger applications with the capability of generating up to 500 Nm3/hr of hydrogen.

HyPM® Fuel Cell Products

Our HyPM® fuel cell products provide high performance, high efficiency electrical power from clean hydrogen fuel.  The HyPM® product is well suited to compete with existing battery applications by offering longer runtimes and life, at a significantly smaller size and weight.  The HyPM® product line also competes with certain diesel power applications by offering clean, quiet operation and higher demand reliability.  Our products are built on a common platform allowing us to achieve volume purchasing and manufacturing efficiencies.

•                  HyPM®  Fuel Cell Power Modules.  Our HyPM® power module runs on high purity hydrogen and produces DC power in standard outputs of 8, 12, 16 and 65 kW.   This product is suitable for a wide range of stationary, mobile and portable power applications.   The HyPM® XR model is targeted at backup power applications and the HyPM® HD model is targeted at motive power applications.

•                  HyPXTM Fuel Cell Power Pack.  Our HyPXTM Power Pack includes a standard HyPM® power module integrated with hydrogen storage tanks and ultracapacitors that provide higher power in short bursts.  This product has the same form, fit and function as large battery packs used in devices such as forklift trucks and tow tractors.

•                  Integrated Fuel Cell Systems.  Our integrated fuel cell systems are built around our HyPM® power modules and are targeted to portable and stationary applications including portable and auxiliary power units for military applications and direct current or DC backup power system for cellular tower sites.

•                  Engineering Development Services.  We also enter into engineering development contracts with certain customers for new or custom products.

Sales and Marketing

We have a direct sales force of seven full-time sales professionals in Belgium, Canada, China, Germany, India, Russia and the United States, along with a global network of sales agents and distribution channels.  We believe that our ability to market and sell a diversified product portfolio through global sales and distribution channels provides us with an advantage over our competitors.  Our sales force is largely organized by region for each business unit.

Customers

The primary customers for our OnSite Generation products are leading industrial gas companies, industrial end users, oil and gas companies and utilities. The primary customers for our Power Systems products are OEMs, systems integrators and end users.

In 2008, three customers comprised 18%, 7% and 5% of our revenue (in 2007, three customers comprised 12%, 5% and 5% of our revenue).  In 2008, 24% of our revenues were derived from Europe, 22% from North America, 45% from Asia, and the remaining 9% were derived from other foreign jurisdictions (in 2007 these numbers were 32%, 26%, 15%, and 27%, respectively).  Accordingly, we have mitigated risk to any single market or adoption rate by diversifying our product portfolio across the markets in which we operate.

We have entered into agreements with several customers to pursue commercial opportunities which we view as important to our success.  Our key customer agreements are summarized below.

•                  Military OEM.  In December 2005, we entered into a multi-year joint cooperation agreement with a military OEM.  For reasons of confidentiality, we cannot disclose the name of this OEM.  In conjunction with the signing of the cooperation agreement, we were awarded an $8 million contract for multiple units of fuel cell power systems based on our 500 series fuel cell stack technology.

•                  American Power Conversion Corp.   In November 2004, we entered into a collaborative development agreement with APC by Schneider Electric and we announced an order for 25 fuel cell power modules to be incorporated into their backup power products for data centres.  APC is a leading global supplier of high availability systems for network-critical physical infrastructure.  Our HyPM® XR is a key component of APC’s InfraStruXure™ product line.  In August 2006, we announced that we had entered into a supply agreement with APC to deliver up to 500 fuel cell modules for backup power applications.  In 2008, we entered into a second supply agreement with APC, broadening the scope of our August 2006 supply agreement to support APC’s fuel cell backup power program.

•                  Leading Global Industrial Gas Companies. We have previously established preferred supplier agreements with Air Liquide S.A., Air Products and Chemicals, Inc., and Linde A.G., three of the leading global industrial gas companies.  Typically, these agreements provide that, for industrial applications, we will be the preferred supplier of onsite, electrolysis-based hydrogen generators to the applicable industrial gas company.  We believe that these relationships represent valuable sales channels, while providing validation of our technology from highly credible partners.

•                  General Motors. In October 2001, we entered into an agreement with General Motors to accelerate the development of fuel cell technology.  This agreement includes shared intellectual property rights and joint efforts in fuel cell product development, engineering, prototyping, testing, branding and marketing strategies. In connection with this agreement, we issued General Motors approximately 11.4 million of our common shares, or approximately 21% of our then outstanding common shares, and warrants to purchase approximately 2.5 million additional shares.  These warrants were subsequently cancelled in December 2005 (see “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions — Transactions with General Motors”).

Research and Product Development

Our research and product development team consists of approximately 10 staff, the substantial majority of whom are located in Mississauga, Ontario and are focused primarily on our fuel cell activities. The remainder is located in Oevel, Belgium.  Collectively, these individuals have many years of experience in the design of electrolysis and fuel cell products. Our product development team combines leaders with extensive experience in their fields with younger graduates from leading universities.

Our objective is to develop complete products rather than components and to ensure that these products are constantly improved throughout the product life.  Our research activities are unique to each of our business units but typically focus on the cost, performance and durability of our products. Our product development activities commence with a market requirement document establishing the business case for the proposed product. This process involves staff from our business development, finance, engineering and operations departments who balance the requirements of performance, time to market, and product cost.  Prototypes are often validated by lead customers such as APC by Schneider Electric and CommScope, Inc.

We seek cost-sharing projects with various government agencies, mainly in North America, to partially offset our research and product development expenses.  We currently have contribution agreements with the Province of Ontario, Ministry of Research and Innovation, and with the Canada Foundation for Sustainable Development Technology, a corporation without share capital incorporated under the Canada Corporations Act and continued under the Sustainable Development Technology Act (Canada).  In 2008, $1.4 million, or 16.3% of our research and product development expenses were funded by various governments.

Our current research and product development plans are summarized below:

•                  OnSite Generation. Our research activities are focused on performance improvements of our electrolyzer cell stacks. Our product development activities are focused on large scale electrolyzers to store renewable or other zero-emission energy as hydrogen, thereby helping to address the intermittency problem associated with most renewable energies, or to refuel vehicles from locally-produced non-fossil sources. Our larger-scale and lower-scale product developments aim to make Hydrogenics the “one-stop shop” for all on-site hydrogen generation needs.

•                  Power Systems.  At the fuel cell stack, or component level, we are focused on testing, adapting and integrating new materials, design concepts, manufacturing techniques, and on cost reduction.  At the module or product level, we are focused on cost reduction and on meeting market specific requirements for durability and performance. Additionally, our product development focuses on size reduction, allowing the same power module to be deployed in both mobile and stationary applications. Our product development also focuses on small scale PEM electrolyzers, which we believe will have greater demand due to their lower cost and size in the small capacity range of <10 Nm3/h.

Intellectual Property

We protect our intellectual property by means of a combination of patent protection, copyrights, trademarks, trade secrets, licences, non-disclosure agreements and contractual provisions. We generally enter into a non-disclosure and confidentiality agreement with each of our employees, consultants and third parties that have access to our proprietary technology.  We currently hold 55 patents in a variety of jurisdictions and have more than 191 patent applications pending.  Additionally, we enter into commercial licences and cross-licences to access third party intellectual property.

We typically retain sole ownership of intellectual property developed by us. In certain situations, such as with Dow Corning and General Motors, we provide for shared intellectual property rights. In the case of General Motors, we have a non-exclusive, royalty-free license to use certain of General Motors’ proprietary fuel cell stack intellectual property in certain applications and markets.  We have these rights in perpetuity, including subsequent improvements to the licensed technology. In the case of Dow Corning, we jointly own a U.S. patent application, together with all inventions falling within the description of such patent application specific to sealing and sealing materials for fuel cell and electrolyzer assemblies.

Given the relative early stages of our industry, our intellectual property is and will continue to be important in providing differentiated products to customers.

Manufacturing

The majority of our manufacturing services, including parts procurement, kitting, assembly and repair, are carried out in-house at our respective business unit manufacturing facilities. We also perform certain manufacturing related functions in-house, including manufacturing engineering, and the development of manufacturing test procedures and fixtures.

We anticipate being able to move various aspects of our manufacturing operations to third parties or other lower cost jurisdictions as production volumes increase.  By moving to third parties, we would benefit from contract manufacturing economies of scale, access to high quality production resources and reduced equipment capital costs and equipment obsolescence risk.  We have also commenced sourcing components from third parties in Asia and expect to increase the volume over time to reduce our material costs.

We are dependent upon third party suppliers for certain key materials and components for our products such as membrane electrode assemblies and ultra capacitors.  We believe that we have sufficient sources and price stability of our key materials and components.

We have certifications in ISO 9001-2000 in both of our Oevel and Mississauga facilities, and ISO 14001 and OHSAS 18001 in our Oevel facility.

Government Regulation

We are not subject to regulatory commissions governing traditional electric utilities and other regulated entities in any of the jurisdictions that we operate in. Our products are however subject to oversight and regulation by governmental bodies in regards to building codes, fire codes, public safety, electrical and gas pipeline connections and hydrogen siting, among others.

ORGANIZATIONAL STRUCTURE

As of May 31, 2009, we beneficially owned, directly or indirectly, 100% of the voting and non-voting securities of the material subsidiaries listed below.

Subsidiaries	Jurisdiction of Incorporation

Hydrogenics Test Systems Inc. (formerly Greenlight Power Technologies, Inc.)	Canada

Stuart Energy Systems Corporation	Canada

Hydrogenics Europe NV	Belgium

Hydrogenics GmbH	Germany

PROPERTY, PLANT AND EQUIPMENT

We have the following facilities:

•                  Mississauga, Ontario, Canada.  Our 96,000 square foot facility in Mississauga, Ontario serves as our corporate headquarters and Power Systems manufacturing facility and is leased until August 31, 2010. Principal activities at this facility include the manufacture and assembly of our fuel cell power and research and product development for our fuel cell power products, fuel cell testing services and our corporate activities.

•                  Oevel-Westerlo, Belgium.  Our 32,000 square foot facility in Oevel-Westerlo, Belgium serves as our manufacturing facility for our OnSite Generation business and is leased until August 30, 2014.  Principal activities at this facility include the manufacture and assembly of our hydrogen generation equipment, water electrolysis research and product development as well as administrative functions related to our OnSite Generation business.

•                  Burnaby, British Columbia, Canada.  Our 54,000 square foot facility in Burnaby, British Columbia served as our manufacturing facility for our Test Systems business and is leased until December 31, 2009. Principal activities at this facility included the manufacture and assembly of our test products, test products research and product development as well as administrative functions related to our Test Systems business. In November 2007, we announced our decision to commence an orderly windup of our fuel cell test products and design, development and manufacturing business. As a result, we expect to vacate this facility during 2009.

•                  Gladbeck, Germany.  Our Power Systems group maintains a 6,458 square foot facility in Gladbeck, Germany, which is leased until November 2010.  This facility is used to provide fuel cell integration services for European customers and serves as our European office for fuel cell activities of our Power Systems business.

•                  Shanghai, China.  Our procurement group maintains a 100 square foot facility in Shanghai, China. This facility is used for sourcing of products in China and other Asian countries.

In 2005, we assumed lease obligations previously established by Stuart Energy, including a vacant 53,240 square foot facility in Shawinigan, Quebec, with an annual lease cost of approximately $0.3 million expiring in May 2011.  This Shawinigan property was sublet in 2006.  In connection with its acquisition of Vandenborre Technologies NV in February 2003, Stuart Energy sought to rationalize its operations in 2003.  As a result, Stuart Energy has previously taken a financial charge relating to the Shawinigan, Quebec facility.

We also have small sales offices in Asia, Europe, and North America.  We believe our facilities are presently adequate for our operations and we will be able to maintain suitable space needed on commercially reasonable terms.

ITEM 4A.               UNRESOLVED STAFF COMMENTS

None.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OPERATING RESULTS

This section provides a detailed discussion of our financial performance based on our consolidated financial statements found on pages F-6 to F-10 of this form.  All references to per share amounts pertain to net loss per share. Certain of the prior year’s figures have been reclassified to conform to the current year’s presentation.

Summary Financial Analysis

(in thousand of US dollars, except for share and per share amounts)

				% Increase (Decrease)
	2008	2007	2006	2008	2007
Consolidated Statements of Operations
OnSite Generation	31,207	19,608	12,032	59%	63%
Power Systems	5,643	6,103	6,943	(8)%	(12)%
	36,850	25,711	18,975	43%	35%
Test Systems	2,490	12,279	11,084	(80)%	11%
Revenues	39,340	37,990	30,059	4%	26%
Gross Margin	7,894	4,389	699	80%	528%
% of Revenues	20%	12%	2%

Selling, General and Administrative Expenses	15,022	24,006	27,892	(37)%	(14)%

Research and Product Development Expenses	7,296	9,690	9,379	(25)%	3%

Net Loss	(14,319)	(28,068)	(130,759)	(49)%	(79)%
Net Loss Per Share	$(0.16)	$(0.31)	$(1.42)	(48)%	(78)%

Consolidated Statements of Cash Flows
Cash used in Operating Activities	(6,802)	(28,416)	(24,488)	(76)%	16%

Other Measures
Cash Operating Costs(1)	21,624	32,143	35,438	(33)%	(9)%
Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) (1)	(14,424)	(31,323)	(36,571)	(54)%	(14)%

Notes:

(1)          Cash Operating Costs and EBITDA are Non-GAAP measures.  Please refer to “Item 5. Operating and Financial Review and Prospects — Operating Results — Reconciliation and Definition of Non-GAAP Measures.”

Highlights for 2008 compared to 2007

•                  Revenues increased $11.1 million or 43%, exclusive of Test Systems revenues, as a result of revenue growth in our OnSite Generation business unit.

•                  Cash operating costs decreased $10.5 million or 33%, primarily resulting from our 2007 business streamlining initiatives and the decision to wind up our test equipment business and the absence of $4.1 million in severance and related expenses.

•                  EBITDA loss decreased $16.9 million or 54%, reflecting: (i) a $3.5 million increase in gross margin corresponding to an increase of eight percentage points; (ii) a $9.0 million decrease in selling, general and administrative expenses; (iii) a $2.4 million decrease in research and product development expenses; and (iv) the absence of a $2.0 million provision recorded in 2007 in respect of the wind up of our test equipment business.

•                  Net loss decreased $13.8 million or 49% ($0.15 per share), reflecting a lower EBITDA loss, partially offset by decreased interest income and foreign currency gains.

•                  Cash used in operating activities decreased $21.6 million, or 76% reflecting; (i) a $16.9 million decrease in our EBITDA loss; (ii) an $8.9 million decrease in non-cash working capital requirements; offset by (iii) a $3.8 million decrease in net interest income and foreign currency gains; and (iv) $0.3 million of other items.

Highlights for 2007 compared to 2006

•                  Revenues increased $6.7 million, or 35%, exclusive of Test Systems revenues, as a result of the resumption of production in our OnSite Generation business unit to historical levels, partially offset by an $0.8 million decrease in revenues from our Power Systems business unit.

•                  Cash operating costs decreased $3.3 million or 9%, primarily resulting from business streamlining initiatives and the decision to wind up our test equipment business, both taken in 2007.

•                  EBITDA loss decreased $5.2 million or 14%, reflecting: (i) a $3.7 million increase in gross margin; and (ii) $3.3 million of decreased cash operating costs, partially offset by a $2.0 million provision in respect of the wind up of our test equipment business.

•                  Net loss decreased $102.7 million ($1.11 per share) or 78%, reflecting the changes in EBITDA noted above and the absence of $90.8 million of impairment charges in 2006 attributed to our acquisition of Stuart Energy and Greenlight Power Technologies, Inc. (“Greenlight Power”).

•                  Cash used in operating activities increased $3.9 million or 16%, reflecting an increase in working capital requirements as we resumed production in our OnSite Generation business unit to historical levels, partially offset by the decreased EBITDA loss noted above.

Business Segment Review

We report our results in four business segments, OnSite Generation, Power Systems, Test Systems, and Corporate and Other. These segments are differentiated by the products developed and services provided. Our reporting structure reflects how we manage our business and how we classify our operations for planning and measuring performance.  See “Item 4.  Information on the Company — Business Overview” for a description of our business segments.

OnSite Generation

Summary Financial Analysis

				% Increase (Decrease)
(in thousand of US dollars)	2008	2007	2006	2008	2007
Revenues	31,207	19,608	12,032	59%	63%
Gross Margin	6,919	610	(5,767)	1.034%	(111)%
% of Revenues	22%	3%	(48)%

Selling, General and Administrative Expenses	3,552	4,182	5,494	(15)%	(24)%
Research and Product Development Expenses	1,261	1,865	3,160	(32)%	(41)%
Segment Income/(Loss)	2,106	(5,436)	(14,885)	(139)%	(62)%

Revenues for 2008 were $31.2 million, an increase of $11.6 million or 59% compared to 2007, as a result of increased product demand, operational improvements and product cost reductions. Revenues in 2008 consisted of the sale of electrolyzer products to customers in industrial gas, hydrogen fueling and renewable energy storage markets. As at December 31, 2008, we had $14.6 million of confirmed orders, all of which are anticipated to be delivered and recognized as revenue in 2009.  Revenues for 2007 increased $7.6 million compared to 2006 primarily as a result of the resumption of production to historical levels.

Gross Margin for 2008 was $6.9 million (22% of revenues), compared to $0.6 million (3% of revenues) in 2007 reflecting operational improvements and increased overhead absorption. Gross margin in 2007 was $0.6 million (3% of revenues) compared to negative $5.8 million (negative 48% of revenues) in 2006, reflecting a more favourable absorption of overhead, production cost efficiencies and the absence of $2.4 million of warranty reserves incurred in connection with units shipped prior to our acquisition of Stuart Energy in January 2005.

Selling, General and Administrative (“SG&A”) Expenses for 2008 were $3.6 million, a decrease of $0.6 million or 15% compared to 2007. SG&A expenses for 2007 were $4.2 million, a decrease of $1.3 million or 24% compared to 2006. These decreases are primarily the result of streamlining and cost reduction initiatives.

Research and Product Development (“R&D”) Expenses for 2008 were $1.3 million, a decrease of $0.6 million or 32% compared to 2007, and reflect the adoption of a standard product platform to service multiple market applications. R&D expenses for 2007 were $1.9 million, a decrease of $1.3 million or 41% compared to 2006 reflecting streamlining and cost reduction initiatives coupled with the adoption of a standard product platform.

Segment Income for 2008 was $2.1 million compared to a segment loss of $5.4 million in 2007, reflecting increased product demand combined with operational improvements, cost efficiencies and increased overhead absorption. Segment loss for 2007 was $5.4 million, a $9.4 million or 62% improvement compared to 2006, reflecting increased revenues and higher overhead absorption as a result of a return to historical production levels in 2007 and the absence of $2.4 million in warranty reserves relating to estimated future warranty costs for units shipped prior to the acquisition of Stuart Energy in January 2005.

Power Systems

Summary Financial Analysis

				% Increase (Decrease)
(in thousand of US dollars)	2008	2007	2006	2008	2007
Revenues	5,643	6,103	6,943	(8)%	(12)%
Gross Margin	214	846	3,043	(75)%	(72)%
% of Revenues	4%	14%	(44)%

Selling, General and Administrative Expenses	4,162	8,247	6,159	(50)%	34%
Research and Product Development Expenses	5,808	6,882	4,826	(16)%	43%
Segment Loss	(9,757)	(14,283)	(7,182)	(32)%	99%

Revenues for 2008 were $5.6 million, a decrease of $0.5 million or 8% compared to 2007 and reflect a higher proportion of revenues from backup power and motive power markets, as opposed to pre-commercial markets. As at December 31, 2008, we had $7.6 million of confirmed orders for Power Systems’ products and services, over half of which are anticipated to be delivered and recognized as revenue in 2009. Revenues for 2007 decreased by $0.8 million or 12%, compared to 2006 primarily as a result of an increased effort to focus on backup power and motive power applications having longer lead times.

Gross Margin for 2008 was $0.2 million (4% of revenues) compared to $0.8 million (14% of revenues) in 2007 reflecting a higher proportion of revenues from backup power and motive power markets, which generally have lower margins as we aim to replace incumbent technologies in these markets. Gross margin for 2007 was $0.8 million (14% of revenues) compared to $3.0 million (44% of revenues) in 2006, reflecting a lower proportion of higher margin military and demonstration orders, appreciation of the Canadian dollar relative to the US dollar resulting in higher material and labour costs, a $0.5 million provision for obsolete inventory and lower overhead absorption as a result of lower revenues.

SG&A Expenses for 2008 were $4.2 million, a decrease of $4.1 million or 50% compared to 2007, and reflect the results of streamlining and cost reduction initiatives and the absence of $2.9 million in severance and related expenses associated with initiatives commenced in 2007. SG&A expenses for 2007 were $8.2 million, an increase of $2.1 million compared to 2006, primarily as a result of $2.9 million in severance and other related expenses associated with our 2007 streamlining and cost reduction initiatives.

R&D Expenses for 2008 were $5.8 million, a decrease of $1.1 million or 16% compared to 2007 and reflect a $0.3 million decrease in R&D expenditures attributable to developing standard products for multiple market applications combined with $0.8 million of increased third party funding as a result of the partial deployment of Class 1 lift trucks for long-term customer testing. R&D expenses for 2007 were $6.9 million, an increase of $2.1 million, reflecting a decreased reliance on third party funding.

Segment Loss for 2008 was $9.8 million compared to a segment loss of $14.3 million in 2007, reflecting $0.6 million of decreased gross margin, $4.1 million in decreased SG&A expenses, and $1.0 million in decreased R&D expenditures resulting from our streamlining and cost reduction initiatives undertaken during 2007, and lower gross margin. Segment loss for 2007 was $14.3 million, compared to a segment loss of $7.2 million in 2006, reflecting a $2.2 million decrease in gross margin, a $2.1 million increase in SG&A and a $2.1 million increase in R&D expenses, partially offset by business streamlining and cost reduction initiatives.

Power Systems incurred a net loss of $7.2 million for the year ended December 31, 2006 compared to a net loss of $9.0 million in 2005 primarily as a result of increased revenues and lower cost of revenues.

Test Systems

Summary Financial Analysis

				% Increase (Decrease)
(in thousand of US dollars)	2008	2007	2006	2008	2007
Revenues	2,490	12,279	11,084	(80)%	11%
Gross Margin	761	2,933	3,423	(74)%	(6)%
% of Revenues	31%	24%	28%

Selling, General and Administrative Expenses	1,171	2,069	2,593	(43)%	(20)%
Research and Product Development Expenses	60	318	646	(81)%	(51)%
Windup of Test Equipment Business Expense	—	2,016	—	(100)%	100%
Segment Income/(Loss)	(469)	(1,465)	279	(68)%	(625)%

Revenues for 2008 were $2.5 million, a decrease of $9.8 million or 80% as a result of our decision in 2007 to wind up our test equipment business. Test Systems’ revenues for 2008 relate to the delivery of orders received prior to our decision to wind up this business. As at December 31, 2008, we had no orders for Test Systems’ products and services remaining to be delivered. Revenues for 2007 increased by $1.2 million compared to 2006 primarily as a result of delivering a greater number of higher output test equipment units.

Gross Margin for 2008 was $0.8 million (31% of revenues) compared to $2.9 million (24% of revenues) in 2007 reflecting the gross margin realized on our remaining orders. Gross margin for 2007 was $2.9 million (24% of revenues) compared to $3.4 million (28% of revenues in 2006), reflecting the appreciation of the Canadian dollar relative to the US dollar in 2007, resulting in higher material and labour costs and a reduced proportion of test services revenues compared to 2006.

SG&A Expenses for 2008 were $1.2 million, a decrease of $0.9 million from 2007 and $1.5 million for 2006. The reductions in both years reflect our decision to downsize and subsequently wind up our test equipment business.

R&D Expenses for 2008 were less than $0.1 million, a decrease of $0.3 million from 2007 and $0.6 million for 2007. The reduction both years reflect our decision to downsize and subsequently wind up our test equipment business.

Wind up of Test Equipment Business Expenses decreased $2.0 million or 100% compared to 2007 as a result of our November, 2007 decision to wind up our fuel cell test equipment business. In 2008, we incurred $0.6 million of net costs attributable to the windup of our test equipment business which were allocated to the various accounts as incurred. We anticipate incurring a maximum of $0.9 million of costs in 2009 to complete the wind up business on account of remediating our manufacturing facility and satisfying remaining warranty obligations. In November 2007, we indicated that we anticipated incurring a cash cost and corresponding charge to earnings of between $3.5 million and $4.0 million to complete the wind up. We now expect to incur a total of no more than $3.5 million to wind up our test equipment business.

Segment Loss for 2008 was $0.5 million compared to a segment loss of $1.5 million in 2007 and segment income of $0.3 million in 2006.

Corporate and Other

Summary Financial Analysis

				% Increase (Decrease)
(in thousands of US dollars)	2008	2007	2006	2008	2007
Selling, General and Administrative Expenses	6,137	9,508	13,645	(35)%	(30)%
Research and Development Expenses	167	625	747	(73)%	(16)%
Segment Loss	(6,199)	(6,884)	(108,971)	(10)%	(94)%

SG&A Expenses for 2008 were $6.2 million, a decrease of $3.3 million or 35% compared to 2007 reflecting: (i) the results of our streamlining and cost reduction initiatives undertaken in the fourth quarter of 2007; and (ii) the absence of $1.0 million in severance and other related expenses associated with these streamlining and cost reduction initiatives; partially offset by $0.3 million of costs incurred associated with various financing initiatives. SG&A expenses for 2007 were $9.5 million, a decrease of $4.1 million or 30% compared to 2006 reflecting: (i) $4.4 million of savings relating to consulting, deferred compensation arrangements with certain executives, Sarbanes-Oxley Act compliance and other business strategy matters; (ii) $1.3 million of other items, partially offset by: (iii) $1.0 million of severance charges incurred during 2007 relating to streamlining initiatives; and (iv) $0.8 million of higher costs as a result of the weakening of the US dollar relative to the euro and the Canadian dollar.

R&D Expenses for 2008 were $0.2 million, a decrease of $0.5 million or 73% compared to 2007 reflecting decreased intellectual property fees. R&D expenses for 2007 were $0.6 million, a decrease of $0.1 million or 16% compared to 2006 also reflecting decreased intellectual property management fees.

Segment Loss for 2008 was $6.2 million, a decrease of $0.7 million or 10% compared to 2007 attributable to reduced operating costs as a result of streamlining initiatives taken in 2007. Segment loss for 2007 was $6.9 million, a decrease of $102.1 million or 94% compared to 2006 reflecting the absence of $90.8 million in impairment charges for identifiable intangible assets and goodwill coupled with various cost reduction initiatives and foreign exchange gains, partially offset by increased severance and related compensation payments.

Financial Condition

A discussion of the significant changes in our consolidated balance sheets.

As at December 31, (in thousands of US dollars)

			Change
	2008	2007	$	%	Commentary
Cash, cash equivalents restricted cash and short-term investments	$22,731	$30,492	(7,761)	(25)	• Please refer to “Item 5. Operating and Financial Review and Prospects –Liquidity and Capital Resources”

Accounts receivable	3,974	12,713	(8,739)	(69)	• Improved management of accounts receivable and strong cash collections prior to year-end

Inventory	10,101	12,659	(2,558)	(20)	• Decreased work-in-process as a result of improved product lead times

Accounts payable and accrued liabilities	17,298	18,166	(868)	(5)	• Improved product lead times and decreased inventory levels. • Refer to note 11 of our consolidated financial statements for a breakdown of this account.

Unearned revenue	4,785	9,042	(4,257)	(47)	• Fewer deposits for orders received prior to the end 2008 compared to 2007

Summary Of Quarterly Results

A summary view of our quarterly financial performance.

The following table highlights selected financial information for the eight consecutive quarters ending December 31, 2008.*

(in thousands of US dollars, except for share and per share amounts)

	2008				2007
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenues	$8,855	$10,984	$8,790	$10,711	$11,051	$10,624	$9,465	$6,850
Gross Margin	2,568	1,488	1,973	1,865	1,430	1,080	965	914
% of Revenues	29%	14%	22%	17%	13%	10%	10%	13%
EBITDA	(2,004)	(3,446)	(5,066)	(3,908)	(9,585)	(7,171)	(5,672)	(8,895)
Net Loss	(1,950)	(3,728)	(4,319)	(4,322)	(9,497)	(6,478)	(3,787)	(8,306)
Net Loss Per Share (Basic and diluted)	(0.02)	(0.04)	(0.05)	(0.05)	(0.10)	(0.07)	(0.04)	(0.09)
Weighted Average Common Shares Outstanding	92,406,666	92,378,737	91,765,686	91,896,689	91,765,691	91,765,691	91,765,691	91,896,363

Note:

*  Certain minor variances exist between the annual consolidated financial statements and this summary.

In the first quarter of 2008, our net loss decreased by $3.9 million ($0.04 per common share) compared to the first quarter of 2007 due to increased revenues and gross margins in our OnSite Generation business unit and the absence of $2.1 million of severance and related expenses associated with business streamlining and cost reduction initiatives.

In the second quarter 2008, our net loss increased by $0.5 million ($0.01 per common share) compared to the second quarter of 2007 due to $0.9 million of SG&A expenses associated with deferred compensation arrangements indexed to our share price, partially offset by increased gross margins.

In the third quarter of 2008, our net loss decreased by $2.8 million ($0.03 per common share) compared to the third quarter of 2007 due to increased revenues and gross margin combined with decreased SG&A and R&D expenses, partially offset by lower interest income and foreign exchange gains.

In the fourth quarter of 2008, our net loss decreased $7.5 million ($0.08 per common share) compared to the fourth quarter of 2007 as noted below.

•                  Revenues for the fourth quarter of 2008 were $8.9 million, a $0.7 million or 9% increase, excluding Test Systems, compared to the fourth quarter of 2007 due to increased demand for our OnSite Generation products.

•                  Gross margin was $2.6 million (29% of revenues) in the fourth quarter of 2008 compared to $1.4 million (13% of revenues) in the fourth quarter of 2007, reflecting operational improvements and product cost reductions as well as favourable overhead absorption levels.

•                  SG&A expenses for the fourth quarter of 2008 were $2.8 million, a decrease of $4.1 million or 59% compared to the fourth quarter of 2007 reflecting the absence of $4.0 million of severance and other associated costs incurred during the fourth quarter of 2007 as well as overall cost reductions as a result of our streamlining initiatives.

•                  R&D expenses for the fourth quarter of 2008 were $1.7 million, a decrease of $0.3 million or 16% compared to the fourth quarter of 2007 reflecting streamlining and cost reduction initiatives coupled with the adoption of a standard product platform.

•                  Net loss was $2.0 million ($0.02 per share), a $7.5 million or 79% decrease compared to $9.5 million in the fourth quarter of 2007 ($0.10 per share) as a result of: (i) an increase of 15 percentage points in gross margin; (ii) the absence of $4.0 million in severance and other costs incurred during the fourth quarter of 2007 associated with our streamlining initiatives and the decision to wind up our fuel cell test equipment business; and (iii) overall cost reductions as a result of our streamlining initiatives.

The information in this section was obtained from our quarterly unaudited consolidated financial statements, which are denominated in US dollars and have been prepared in accordance with Canadian GAAP. This information, in the opinion of management, has been prepared using accounting policies consistent with the audited consolidated financial statements and includes all adjustments necessary for the fair presentation of the results of the interim periods. We expect our operating results to vary significantly from quarter to quarter and they should not be relied upon to predict future performance.

Reconciliation and Definition of Non-GAAP Measures

A description, calculation, and reconciliation of certain measures used by management.

Non-GAAP financial measures including EBITDA and Cash Operating Costs are used by management to provide additional insight into our performance and financial condition.  We believe these Non-GAAP measures are an important part of the financial reporting process and, and are useful in communicating information that complements and supplements the consolidated financial statements.  In accordance with Canadian Securities Administration Staff Notice 52-306, we have provided reconciliations of our Non-GAAP financial measures to the most directly comparable Canadian GAAP number, disclosure of the purposes of the Non-GAAP measure, and how the Non-GAAP measure is used in managing the business.

EBITDA

We report EBITDA because it is a key measure used by management to evaluate the performance of business units and the Company.  EBITDA is a measure commonly reported and widely used by investors as an indicator of a company’s operating performance and ability to incur and service debt, and as a valuation metric.  We believe EBITDA assists investors in comparing a company’s performance on a consistent basis without regard to depreciation and amortization, which are non-cash in nature and can vary significantly depending on accounting methods or non-operating factors such as historical cost.

EBITDA is not a calculation based on Canadian GAAP or US GAAP and should not be considered an alternative to operating income or net income in measuring our performance.  Nor should it be used as an exclusive measure of cash flow, because it does not consider the impact of working capital growth, capital expenditures, debt principal reductions and other sources and uses of cash, which are disclosed in the consolidated statements of cash flows.  Investors should carefully consider the specific items included in our computation of EBITDA.  While EBITDA has been disclosed herein to permit a more complete comparative analysis of our operating performance relative to other companies, investors should be cautioned that EBITDA as reported by us may not be comparable in all instances to EBITDA as reported by other companies.

EBITDA

(in thousands of us dollars)

	2008	2007	2006
Net loss	$(14,319)	$(28,068)	$(130,759)
Amortization of property, plant and equipment	855	903	1,285
Amortization of intangible assets	249	251	7,139
Impairment of intangible assets and goodwill	—	—	90,834
Other income	1,325	4,431	4,890
Income tax expense (recovery)	116	22	(180)
EBITDA	$(14,424)	$(31,323)	$(36,571)

Cash Operating Costs

We report Cash Operating Costs because it is a key measure used by management to measure the fixed operating costs required to operate the ongoing business units of the Company.  We believe Cash Operating Costs is a useful measure in assessing our fixed operating costs.

Cash Operating Costs are not based on Canadian or US GAAP and should not be considered an alternative to loss from operations in measuring the Company’s performance, nor should it be used as an exclusive measure of our operating costs because it does not consider certain stock-based compensation expenses, which are disclosed in the consolidated statements of operations.  Investors should carefully consider the specific items included in our computation of Cash Operating Costs.  While Cash Operating Costs are disclosed herein to permit a more complete comparative analysis of our cost structure relative to other companies, investors should be cautioned that Cash Operating Costs as reported by us may not be comparable in all instances to Cash Operating Costs as reported by other companies.

The following is a reconciliation of Cash Operating Costs with Loss from Operations.  Cash Operating Costs are regularly reported to the chief operating decision maker and corresponds to the definition used in our historical quarterly discussions.

Cash Operating Costs
(in thousands of US dollars)

	2008	2007	2006
Loss from operations	$(15,528)	$(32,477)	$(135,829)
Less: Gross margin	7,894	4,389	699
Less: Windup of test equipment business	—	2,016	—
Less: Stock-based compensation	694	1,553	1,832
Less: Amortization of property, plant and equipment	855	903	1,285
Less: Amortization of intangible assets	249	251	7,139
Less: Impairment of intangible assets and goodwill	—	—	90,834
Cash Operating Costs	$21,624	$32,143	$35,438

Impact of Inflation

None.

Impact of Foreign Currency Fluctuations

For information regarding the impact of foreign currency fluctuations on our Company, see “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Foreign Currency Risk” and “Note 4 — Risk Management Arising from Financial Instruments — Foreign Currency Risk” under the Notes to Consolidated Financial Statements, which can be found on page F-16 of this form, and is incorporated by reference herein.  We currently have limited currency hedging through financial instruments. We carry a portion of our short-term investments in Canadian dollars and euros.

Governmental Policies

For information regarding the potential impact of changes in governmental policies on the Company, see “Item 3.  Key Information — Risk Factors — Risk Factors Related to Our Business and Industry.”

LIQUIDITY AND CAPITAL RESOURCES

The following section explains how we manage our cash and capital resources to carry out our strategy and deliver results.

Cash Used in Operating Activities

(in thousands of US dollars)

			Change
	2008	2007	$	%
EBITDA loss	(14,424)	(31,323)	16,899	54
Other income (expenses)	1,325	4,431	(3,106)	(70)
Change in non-cash working capital	4,817	(4,100)	8,917	217
Other items	1,480	2,576	(1,096)	(43)
Cash used in operating activities	(6,802)	(28,416)	21,614	76

Changes in cash used in operating activities in 2008 compared to 2007 are discussed below.

•                  EBITDA loss decreased $16.9 million or 54% as more particularly described in “Item 5. Operating and Financial Review and Prospects — Operating Results” above.

•                  Other income (expenses) decreased $3.1 million or 70% as a result of $1.3 million of lower interest income net, and $2.4 million of lower foreign currency gains, offset by $0.6 million of other items. The decrease in interest, net reflects lower interest rates and a lower asset base. The decrease in foreign currency gains resulted from the absence of gains incurred during 2007 from holding Canadian dollar denominated marketable securities at a time when the value of the Canadian dollar appreciated relative to the US dollar and the significant variations in the US dollar relative to both the Canadian dollar and the euro during 2008.

•                  Changes in non-cash working capital increased $8.9 million as more particularly described in “Item 5. Operating and Financial Review and Prospects — Operating Results — Financial Conditions” above.

•                  Other items decreased $1.1 million or 40% as a result of changes in various other cash and non-cash items.

We anticipate consuming between of $12 million to $17 million in 2009 to fund our anticipated EBITDA losses, non-cash working capital requirements and capital expenditures.

Cash Provided by Investing Activities

(in thousands of US dollars)

			Change
	2008	2007	$	%
Cash used in operating activities	$13,061	$37,987	(24,926)	(66)

Cash provided by investing activities was $13.0 million in 2008, a decrease of $25.0 million or 66% compared to 2007. The $13.0 million of cash used in investing activities reflects a $15.0 million reduction in short-term investments to fund our operating requirements, offset by: (i) a $1.1 million increase in restricted cash being held as partial securitization for standby letters of credit and letters of guarantee and (ii) $0.9 million of capital expenditures.

Cash Used in Financing Activities

(in thousands of US dollars)

			Change
	2008	2007	$	%
Cash used in financing activities	$(118)	$(48)	$(70)	(146)

Cash used in financing activities was $0.1 million in 2008, a decrease of less than $0.1 million compared to 2007 and reflect a $0.2 million decrease in deferred research and product development grants offset by $0.1 million of funds received on the exercise of stock options.

Credit Facilities

We routinely utilize a credit facility with a Canadian chartered bank to better manage our short term cash requirements and to support letters of guarantee provided to customers. As at December 31, 2008, we had $11.5 million of credit available to use compared to $13.8 million as at December 31, 2007, the result of exchange rate differences. As at December 31, 2008 and 2007, we had no indebtedness on this credit facility.  In April 2009, we terminated our existing credit facility with the bank and established a new Cdn. $2 million credit facility with the bank (the “2009 Credit Facility”). Pursuant to the 2009 Credit Facility, we may borrow up to Cdn. $1 million for general borrowing purposes and up to Cdn. $1 million for letters of credit and guarantee, subject to an equal amount of cash being provided as security to support any letters of credit and guarantee issued. The 2009 Credit Facility bears interest at the bank’s prime rate plus 3% and is conditional upon Hydrogenics maintaining a minimum cash balance of Cdn. $8 million and a current asset to current liability ratio of 1.25:1.00.

Our operating facilities are denominated in Canadian dollars and the euro and bear interest at the Canadian chartered bank’s prime rate plus 0.5% and EURIBOR, respectively. The facilities are due on demand and collateralized by a general security agreement over all of our assets and $1.1 million of restricted cash as at December 31, 2008. We had $2.3 million of letters of credit and letters of guarantee outstanding as at December 31, 2008 ($5.2 million as at December 31, 2007) with expiry dates extending to October 2011. We are in compliance with our debt covenants.

Financial Instruments

The Company’s financial instruments and the nature of the risks, existing or potential, are set out in the following table:

Risk
Market Risks
	Credit	Liquidity	Currency	Interest Rate
Cash and cash equivalents and restricted cash (which are primarily held in euros and Canadian and U.S. dollars)	■		■	■
Short-term investments	■		■	■
Accounts receivable	■		■
Accounts payable and accrued liabilities	■	■	■

Credit Risk

Credit risk arises from the potential that a counterparty will fail to perform its obligations. Credit risk associated with cash and cash equivalents and short-term investments is minimized by ensuring financial assets are placed for short periods of time, generally less than 90 days, with governments, well capitalized financial institutions and other creditworthy counterparties. An ongoing review is performed by management to evaluate changes in the status of counterparties.

Credit risk associated with accounts receivable is minimized by carrying out a detailed review and approval by senior management of credit extensions to customers taking into account customer history, any amounts that are past due and any available relevant information on the customers’ liquidity and potential going concern problems. In addition, progress payments are generally required by customers as contracts are executed which usually results in between 35% and 100% of a contract value being collected before shipments are made. Where credit terms are extended beyond shipment, terms are normally not granted beyond 60 days. We maintain provisions for potential credit losses and any such losses to date have been insignificant.

Credit risk associated with grants receivable is substantially minimized by ensuring that funding agreements are accepted from government entities or well capitalized corporations.

Foreign Currency Risk

While our functional currency is the US dollar, we conduct a significant portion of our business in foreign currencies including the Canadian dollar and the euro. Monetary assets and liabilities denominated in foreign currencies are affected by changes in the exchange rate between the functional currency of the operation and these foreign currencies.

Our objective in managing foreign currency risk is to minimize our net exposures to foreign currency cash flows by converting cash balances into foreign currencies to the extent practical to match other foreign currency obligations. Our foreign exchange risk management program includes the use of foreign exchange currency forward contracts to fix the exchange rates on short-term Canadian dollar and euro denominated transactions and commitments.

Interest Rate Risk

Interest rate risk arises because of the fluctuation in market interest rates. We are subject to interest rate risk on our cash and cash equivalents and short-term investments; however, we do not have any long-term debt and hence are not subject to interest rate risk from borrowings.

Liquidity

Liquidity risk arises from our general funding needs and in the management of our assets, liabilities and capital structure. We manage liquidity risk by maintaining sufficient liquid financial resources to fund our balance sheet and meet our commitments and obligations in the most cost-effective manner.

We have sustained losses and negative cash flows from operations since our inception. At December 31, 2008, we had approximately $22.7 million of cash and cash equivalents and restricted cash. There are significant uncertainties related to the timing and use of our cash resources and working capital requirements. These uncertainties include, among other things, the timing and volume of commercial sales, the associated gross margin of our existing products and the development of markets for, and customer acceptance of new products.

Throughout 2009 and 2010, we do not expect our operations to generate sufficient cash flow to fund our obligations as they come due. As such, these obligations will be funded out of existing cash resources to the extent possible. In the first quarter of 2009, we took actions to streamline our business, including additional headcount reductions as well as additional cost saving measures in order to minimize the draw on our cash resources.

As a result of the expected use of our existing cash resources, we anticipate requiring additional funding to meet our anticipated obligations. Such funding may be in the form of debt or equity or a hybrid instrument depending on the needs of the investor. Given the current state of the global economic and credit market conditions, we may not be able to raise additional cash from traditional financing sources. As such, we are also pursuing non-traditional sources of financing including an attempt to monetize a portion of our accumulated tax losses. There is no assurance we will be successful in our financing efforts or that they will be sufficient.

As mentioned under “Item 4.  Information of the Company — History and Development of Hydrogenics Corporation”, we have entered into an agreement with the Algonquin Board to implement a non-dilutive financing transaction, which will provide us with working capital.   The transaction is subject to various conditions as described above.

The condition of the current global economy and credit markets affects our outlook in two primary ways. First, our products depend, to some degree, on general world economic conditions and activity. If the current condition of the economy results in a sustained broad economic recession, demand for our products is likely to decline. Secondly, the current economic and credit climate could adversely affect our ability to conduct normal day-to-day selling activities which often depend on the granting of short-term credit to a wide variety of purchasers and particularly the corresponding need of those purchasers to finance purchases by accessing credit. Our business is dependent on purchasers of our products having access to adequate levels of credit. If the current condition of the economy is not resolved in a manner that will provide access to credit to potential purchasers of our products, our business will likely suffer as a result. Given these uncertainties, we will continue to monitor our operating strategy.

On October 16, 2008, Nasdaq, citing “extraordinary market conditions” temporarily suspended until January 16, 2009 its continued listing requirements related to a minimum $1 closing bid price and a minimum market value of publicly held shares. Nasdaq has extended its suspension until July 20, 2009.  There can be no assurance that the temporary suspension of such rules will be extended beyond July 20, 2009.  If the suspension of such rules is lifted, there can be no assurance that we will be able to maintain compliance with the listing requirements.  On December 31, 2008, the per share price of our common shares closed at $0.41 on the Nasdaq. If we are not able to maintain compliance with such continuing listing requirements after July 20, 2009, our stock may be delisted from Nasdaq. This could materially reduce the liquidity of our common shares, affect the price of our common shares, and impair our ability to raise financing.

In order to mitigate our risk with regard to maintaining the listing requirement noted above, at the annual and special meeting of our shareholders held on May 13, 2009, our shareholders approved a special resolution that gave authority to our Board of Directors, in its sole discretion, to amend our articles of incorporation to allow for a consolidation of our issued and outstanding common shares at any time prior to March 24, 2010, and to select the exact consolidation ratio, provided that (i) the ratio may be no smaller than one post-consolidation share for every 10 pre-consolidation shares, and no larger than one post-consolidation share for every 25 pre-consolidation shares, and (ii) the number of pre-consolidation shares in the ratio must be a whole number of shares. Assuming receipt of the necessary approvals, the exact number of shares of the Company to be consolidated, if at all, would be determined by our Board of Directors before the share consolidation would be effective, and the Company will issue a news release announcing the ratio as determined by our Board of Directors.  Notwithstanding the approval of the share consolidation by our shareholders, our Board of Directors may, in its sole discretion, abandon the share consolidation without further approval or action by or prior notice to shareholders (see “Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds — Material Modifications to the Rights of Security Holders — Proposed Share Consolidation”).

Long-Term Debt

Our long-term debt consists of capital leases of office equipment. Where appropriate, for reasons such as cash flow and changes in technology, we use leases as an additional source of financing. In cases where substantially all of the benefits and risks of ownership of the property are transferred to us, the lease is treated as a capital lease and included in long-term debt.  For further information on our long-term debt, see “Note 12 — Long-Term Debt” under the Notes to Consolidated Financial Statements, which can be found on page F-21 of this form, and is incorporated by reference herein.

Commitments

The following table of our material contractual obligations as at December 31, 2008, sets forth the aggregate effect that these obligations are expected to have on our cash flows for the period indicated:

(in thousands of US dollars)

Payments due in*	Operating Leases	Capital Leases	Total
2009	$1,556	$10	$1,566
2010	970	—	970
2011	544	—	544
2012	422	—	422
2013 and thereafter	620	—	620
	$4,112	$10	$4,122

* Note: We cannot be certain that we have or will be able to raise sufficient capital to repay our short and long-term contractual obligations and maintain planned levels of operations.

We do not have any material obligations under forward foreign exchange contracts, guarantee contracts, retained or contingent interests in transferred assets, outstanding derivative instruments or non-consolidated variable interests.

Our treasury policy is to invest in high-yield monetary interests to maximize yield and safeguard capital to fund our operating requirements.

RESEARCH AND DEVELOPMENT

For information regarding our research and development policies, see “Item 4. Information of the Company — Business Overview — Research and Product Development.”  For information regarding research and product development expenses for the fiscal years ended December 31, 2006, December 31, 2007, and December 31, 2008, see “Note 14 — Research and Product Development” under the Notes to Consolidated Financial Statements, which can be found on page F-23 of this form, and is incorporated by reference herein.

Advancing Our Product Designs.  Within our OnSite Generation business segment, we are focused on reducing the cost of our HySTAT™ electrolyzer and improving its efficiency. Concurrently, we are developing an electrolyzer having four times the active area per cell to allow us to compete more favourably in cases where greater volumes of hydrogen are required for industrial, hydrogen fueling or renewable energy storage applications.

Within our Power Systems business segment, we are focused on increasing the durability and efficiency of our fuel cells and fuel cell systems as well as reducing their cost. For market opportunities such as the home and backup power market requiring between 4 and 12 kilowatts of electrical power, we are developing a PEM based electrolyzer. We are attempting to offset a portion of the associated development expenses by entering into cost sharing agreements with OEMs and government agencies.

Recently, we have seen considerable interest in using hydrogen as a medium to store renewable energy, particularly wind and solar power, due to the favourable characteristics of hydrogen as an energy carrier. We are developing a renewable energy storage product incorporating an alkaline electrolyzer, PEM fuel cell electrical generator and associated systems integration software. We anticipate adding other proprietary technologies to this product offering based on continued market intelligence. In time, we anticipate developing a product offering that will benefit from ancillary electrical power services such as grid balancing and load profiling.

Research costs and costs incurred in applying for patents and licenses are expensed as incurred. Product development costs are expensed as incurred until the product or process is clearly defined and the associated costs can be identified, technical feasibility is reached, there is an intention to produce or market the product, the future market is clearly defined and adequate resources exist or are expected to be available to complete the project. To date, no product development costs have been capitalized.

Funding for research and product development includes government and non-government research and product development support. Research and product development support is recognized as the applicable costs are incurred unless it is for reimbursement of an asset, in which case it is accounted for as a reduction in the cost of the applicable asset.

TREND INFORMATION

Current Market Environment

Recent market events and the resulting tightening of credit have reduced available liquidity and overall economic activity. Governments around the world have taken unprecedented actions to limit the impact of these events, but it is still too early to assess the severity and duration of this slowdown. As a global company, we are subject to the risks arising from adverse changes in global economic conditions. For example, as a result of the recent financial crisis in the credit markets, the direction and relative strength of many economies have become increasingly uncertain. If economic growth in leading economies is slowed, our current or potential customers may delay or reduce purchases. This could result in reductions in sales of our products, longer sales cycles, slower adoption of new technologies and increased price competition, which could materially and adversely affect our business, results of operations and financial condition.

Over the past few years, the Company has taken significant steps to strengthen its operations and financial position to better face a difficult economic situation. On January 5, 2009, in order to try to further streamline operations, the Company reduced its headcount by an additional 15% as well as implemented additional cost saving measures in order to maximize the Corporation’s cash resources. We have no funded or secured debt obligations outstanding; we maintain an order backlog of $17.7 million as at March 31, 2009, spread across numerous geographical regions.

In recent months we have witnessed governments in many jurisdictions recently show a willingness to increase spending on alternative energy projects to stimulate the economy and we believe we are well positioned to benefit from government initiatives in Canada, the European Union and the United States which will positively impact our business. However, as no business is immune to a slowdown in the economy, we have experienced some effects of the recent economic downturn in the first quarter of 2009. The Company closely monitors its exposure to the following potential risks, which could impact future profitability and cash flows, and is ready to proactively respond should one or the other materialize: (i) sustained lower levels of orders, higher cancellation rates or significant delay of orders, any one of which would require production adjustments; and (ii) lower available customer financing, which could affect our customers’ ability to finance their purchases.

With a sustained or expanding economic downturn, we expect that we will continue to experience significant difficulties on a number of fronts, depending upon the duration and severity of these events. These risks include but are not limited to deferrals or reductions of customer orders, potential deterioration of our customers’ ability to finance purchases, reduced revenue, further deterioration in our cash balances, working capital and revenues, and an inability to access capital markets. The financial crisis and economic downturn will also reduce our ability to accurately forecast our performance, results or cash position. We anticipate consuming between $12.0 million to $17.0 million (prior to reflecting anticipated proceeds and expenses in connection with our non-dilutive financing transaction with the Algonquin Board) over the full year in 2009 to fund our anticipated EBITDA losses, non-cash working capital requirements and capital expenditures based on our outlook for the year ending December 31, 2009. For further discussion of our revenues and delivery outlook, see “Delivery Outlook” below.

Delivery Outlook

We operate in various markets and in this Annual Report on Form 20-F, define the market in which we have a product offering as a relevant market. Our delivery outlook is segmented by market and is subject to a number of factors that are within our control, such as product development and market engagement initiatives, as well as a number of factors that are beyond our control, such as macro economic conditions. As part of our annual business planning cycle, we make a number of assumptions regarding delivery outlook in each of our relevant markets in order to best allocate our resources.

Set forth below is a summary assessment of those factors we anticipate will most significantly influence deliveries by relevant market as well as our anticipated level of deliveries by relevant market.  We caution that readers should not place undue reliance on this assessment and refer to our caution regarding forward-looking statements on page 1 of this Form 20-F.

Relevant Market	Economic Activity in 2008	External and Company Specific Considerations	Anticipated Economic Activity in 2009
Industrial Gas	37 units delivered

GDP growth in emerging markets and developing economies will remain above worldwide average real GDP growth levels over the next few years but lower than recent years.

Natural gas prices will remain lower than 2008 levels favouring SMR products over electrolysis.

Due to the impact of the current economic slowdown, certain customers have requested deferral of deliveries of their orders.

			¯	We anticipate revenues and orders delivered will be somewhat lower than 2008

Hydrogen Fueling Stations	4 units delivered

Governments have recently announced initiatives to accelerate the use of hydrogen fueling stations for the transportation sector.

Our continued market presence positions us to secure additional business.

			ô	We anticipate revenues and orders delivered will be similar to 2008

Renewable Energy Storage	1 units delivered

Renewable energy storage continues to receive considerable attention throughout the world.

We were awarded three projects in 2008 providing us with important first mover advantages.

We are dedicating more resources to this market opportunity in 2009 compared to 2008

We anticipate revenues and orders delivered will be higher in 2008

Backup Power	13 units delivered	30% tax credit introduced in the US for fuel cell backup power products. Progress with OEMs advancing. Product development initiatives now well advanced.		We anticipate revenues and orders delivered will be higher in 2008

Motive Power	50 units delivered

30% tax credit introduced in the US for motive power products.

General Motors Oshawa, Canada deployment of nineteen fuel cell powered forklifts advancing.

Positive feedback from OEMs. Product development initiatives advanced in 2008.

We anticipate revenues and orders delivered will be higher in 2008

Other Power Products	17 units delivered	Less focused on Other markets as we concentrate on backup power and motive power markets.	ô	We anticipate revenues and orders delivered will be similar to 2008

Indicates an unfavourable trend in the market categories in which the Company competes.
ô Indicates a neutral trend in the market categories in which the Company competes.
¯ Indicates a favourable trend in the market categories in which the Company competes.

Industry Trends

A discussion of industry trends, by its nature, necessarily contains certain forward-looking statements.  Forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties that could cause actual results or events to differ materially from current expectations.  Please refer to the caution regarding forward-looking statements contained in the “Forward Looking Statements” section on page 1 and “Item 3.  Key Information — Risk Factors” for a discussion of such risks and uncertainties and the material factors and assumptions related to the statements set forth in this section.

We anticipate our business will continue to benefit from several broad trends including: (i) high prices for oil and natural gas; (ii) increased government legislation and programs worldwide promoting alternative energy sources such as synthetic fuels, including hydrogen; (iii) increased awareness of the adverse impact of fossil fuels on our climate and environment; and (iv) the need for industrialized economies to access alternative sources of energy to reduce fossil fuel dependency.  We anticipate these trends will continue and intensify in the future, allowing the benefits of hydrogen to be further demonstrated in numerous applications.  In particular, “green” hydrogen can be generated universally from renewable power sources such as hydroelectric, geothermal, solar and wind or from low-emission sources such as biomass and nuclear.  These industry trends are discussed below.

High prices for oil and natural gas. In recent years, oil and natural gas prices have increased and it is anticipated that the general trend of prices will continue to rise over the long term due to increased demand from emerging market economies such as China and India, localized supply constraints and political instability in oil producing areas.  As the cost of these commodities increase relative to the price of electricity, our electrolysis-based on-site hydrogen generation products stand to become more cost competitive with other forms of hydrogen production and delivery, thereby increasing on-site generation market share.  Similarly, we expect that the higher efficiency of fuel cells will make them increasingly appealing relative to conventional internal combustion engines.

Increased government legislation and programs worldwide promoting alternative energy sources including hydrogen.  In recent years, numerous governments have introduced legislation to promote and develop the use of hydrogen in energy applications as a partial response to the risks and adverse effects associated with fossil fuels.  We anticipate this interest will accelerate over time.  Recent government legislation has been proposed or passed in many jurisdictions to support renewable energy initiatives including passage of the American Recovery and Reinvestment Act of 2009 in the United States and the Green Energy and Green Economy Act, 2009 in Ontario, Canada.

The European Union has adopted an action plan to replace 20% of vehicles using diesel and gasoline fuels in the road transportation sector with vehicles that use natural gas and hydrogen by 2020.  European efforts include the European Commission (“EC”) establishing a platform to bring hydrogen and fuel cells to market and a proposed Joint Technology Initiative for public-private partnership.  The EC’s 6th Framework Programme is currently providing $2.2 billion over five years for hydrogen and fuel cell initiatives under the European Hydrogen and Fuel Cell Technology Platform.  As well, the EC has announced spending of approximately 1 billion euros per year between 2007 and 2013 as part of a European Strategic Energy Technology Plan tied to a proposed new energy policy for Europe. Hydrogen and fuel cells are included in that plan.

Additionally, several Asian countries are responding to environmental, energy, security and socio-economic concerns by introducing legislation and initiatives to promote hydrogen and fuel cell technologies.  Japan, Korea, India and China continue to invest significantly in the development and commercialization of hydrogen and fuel cells.

Increased awareness of the adverse impact of fossil fuels on our climate, environment and air quality.  Governments worldwide continue to enact legislation aimed at curtailing the impact of fossil fuels on the environment.  Most notably, the Kyoto Accord, a United Nations sanctioned protocol, attempts to address global warming problems by reducing greenhouse gas emissions.  Jurisdictions are also enacting legislation aimed at curbing idling or emissions that affect urban air quality, or affect indoor operation of utility vehicles. In October 2006, the Canadian government announced the Clean Air Act designed to tackle pollution and greenhouse gas emissions.  This act strictly enforces industry compliance to a set of national standards on both air pollution and emissions of greenhouse gases.

The need for industrialized economies to access alternative sources of energy to reduce their dependency on fossil fuels.  Many industrialized nations, including some of the fastest growing economies, import most of the fossil fuels consumed in their respective economies. This creates a dependency on external sources and exposes them to significant trade imbalances.

For stationary power, in the United States alone, approximately 400,000 megawatts of new electricity generating capacity is forecast to be needed by 2020 to meet growing demand and to replace retiring generating units.  The existing electricity transmission and distribution grid in the United States is overburdened in many regions.  By locating power generation products close to where the power is used, known as distributed generation, it is possible to bypass the overloaded transmission and distribution grid.  Hydrogen and fuel cell technologies are well suited to a distributed generation model thereby providing an emerging opportunity for hydrogen fuel cells and hydrogen powered internal combustion engines to provide stationary generating capacity.

China and India also have growing concerns about energy supply and security which are leading those countries to pursue initiatives promoting hydrogen and energy efficiency programs. Further, as the introduction of automobiles continues to accelerate in India and China, such dependency on fossil fuels may become increasingly unsustainable, creating an opportunity for hydrogen and fuel cells.

Additional Trends Information

For additional trends information, see “Item 3. Key Information — Risk Factors” and “Item 4. Information of the Company — Business Overview — Our Strategy” in this Form 20-F, and the relevant information presented in the management’s discussion and analysis of financial condition and results of operations for the three months ended March 31, 2009 and related financial information for the three months ended March 31, 2009, which were furnished to the SEC as part of the Registrant’s Form 6-K filed on May 13, 2009, and are incorporate by reference herein.

OFF-BALANCE SHEET ARRANGEMENTS

Contingent Off-Balance Sheet Arrangements

We do not have any material obligations under forward foreign exchange contracts, guarantee contracts, retained or contingent interests in transferred assets, outstanding derivative instruments or non-consolidated variable interests.

As a result of the Government of Canada’s commitment to developing domestic alternative energy technologies, we have entered into repayable contribution and other R&D arrangements with various Canadian governmental ministries and public sector enterprises. Under these arrangements, Stuart Energy had received $10.9 million of funding toward agreed upon R&D project costs prior to its acquisition by Hydrogenics. Pursuant to the agreements, the funding parties have a right to receive as repayment between 0.3% and 4.0% of gross revenues attributable to the commercial exploitation of the associated technologies, and, in one case 0.53% of Stuart Energy’s gross business revenues. To date, we have recognized $42.8 million in revenues from these technologies and recorded a repayable amount of $0.2 million. At this time, the amount of further product revenues to be recognized is uncertain, and accordingly no further liabilities for repayment have been accrued. These arrangements expire between September 30, 2006 and March 31, 2016, or when total amounts repaid reach the utilized amount of the advance, depending on the terms of the individual contracts. The amount of funding available to us under similar arrangements varies from year to year, and although we believe that these agencies and enterprises will continue to support the industry, there is no guarantee of the amount of future funding.

In 1998, Stuart Energy, now a wholly-owned subsidiary of the Corporation, entered into an agreement with Technologies Partnerships Canada (“TPC”), a program of Ministry of Industry of the Government of Canada to develop and demonstrate Hydrogen Fleet Fuel Appliances. This agreement was amended in 2003 to expand Stuart Energy’s scope of work and resulted in Stuart Energy receiving a total of $5.6 million of funding from TPC. Pursuant to the amended TPC agreement, Stuart Energy undertook to repay $14.2 million (the “Repayable Loan Amount”). The amended agreement requires Stuart Energy to commence making royalty payments against the Repayable Loan Amount on the earlier of Stuart Energy’s revenues reaching Cdn. $90 million or April 1, 2007 at 0.53% of Stuart Energy’s annual gross business revenues for a period of 12 years or until the Repayable Loan Amount is fully repaid. We are in discussion with TPC regarding Stuart Energy’s obligations to TPC and anticipate that we will enter into an amended agreement with TPC concerning Stuart Energy. As discussions with TPC are ongoing, we are not able to ascertain the exact nature and extent of how payments against the Repayable Loan Amount will be made at this time.

We have entered into indemnification agreements with our current and former directors and officers to indemnify them, to the extent permitted by law, against any and all charges, costs, expenses, and amounts paid in settlement and damages incurred as a result of any lawsuit or any other judicial, administrative or investigative proceeding in which they are sued as a result of their services. Any such indemnification claims will be subject to any statutory or other legal limitation periods. The nature of the indemnification agreements prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay to counterparties. We have purchased directors’ and officers’ liability insurance. We are unaware of any actions with respect to these agreements. No amount has been recorded in the consolidated financial statements with respect to these indemnification agreements.

In the normal course of operations, we may provide indemnification agreements, other than those listed above, to counterparties that would require us to compensate them for costs incurred as a result of changes in laws and regulations or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary. The nature of the indemnification agreements prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay to counterparties. We are unaware of any actions with respect to these agreements. No amount has been recorded in the consolidated financial statements with respect to these indemnification agreements.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

As of December 31, 2008

	Payments due by period
Contractual Obligations	Total	less than 1 year	1-3 years	3-5 years	more than 5 years
Long-Term Debt Obligations	—	—	—	—	—
Capital (Finance) Lease Obligations	10	10
Operating Lease Obligations	4,112	1,556	1,514	1,042
Purchase Obligations
Other Long-Term Liabilities Reflected on the Company’s Balance Sheet under the GAAP of the primary financial statements	—	—	—	—	—
Total	4,122	1,566	1,514	1,042	—

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

Directors

The following table sets forth information with respect to our directors as of June 23, 2009:

Name	Province or State and Country of Residence	Title	Director or Executive Officer Since
Norman M. Seagram(1)	Ontario, Canada	Chairman of our Board of Directors(5)	2000
Douglas S. Alexander(2)	Ontario, Canada	Director(5)	2006
Michael Cardiff(3)	Ontario, Canada	Director(5)	2007
Henry J. Gnacke	Michigan, United States	Director(5)	2008
V. James Sardo(4)	Ontario, Canada	Director(5)	2003
Joseph Cargnelli	Ontario, Canada	Chief Technology Officer and Director(5)	1996
Daryl Wilson	Ontario, Canada	President and Chief Executive Officer and Director(5)	2006
Lawrence E. Davis	Ontario, Canada	Chief Financial Officer and Corporate Secretary	2005
Jennifer Barber	Ontario, Canada	Vice President, Finance and Corporate Controller	2005
Wido Westbroek	Geel, Belgium	Vice President and General Manager	2006

Notes:

(1)	Chairman of the Board of Directors, member of the Human Resources and Corporate Governance Committee, and a member of the Audit Committee.

(2)	Chair of the Audit Committee and member of the Human Resources and Corporate Governance Committee.

(3)	Member of the Audit Committee and the Human Resources and Corporate Governance Committee.

(4)

Chair of the Human Resources and Corporate Governance Committee and member of the Audit Committee. Between April 3, 2006 and May 3, 2006, Mr. Sardo, who was then a director of Royal Group Technologies Limited, was prohibited from trading in securities of Royal Group Technologies Limited pursuant to a management cease trade order issued by the Ontario Securities Commission in connection with the delay in filing of certain of Royal Group Technologies Limited’s financial statements.

(5)	Each director will hold office until the next annual and special meeting of shareholders, or until his successor is duly elected or appointed.

Norman M. Seagram, Chairman of our Board of Directors. Mr. Seagram has served as Chairman of our Board of Directors since September 2007.  He previously served in this position from July 2000 to December 2006 following which he acted as Lead Director until September 2007. Mr. Seagram was President of Sportsco International LP (SkyDome) from February 2001 to March 2003. From September 1996 to May 1997, Mr. Seagram was President and Chief Executive Officer of Molson Inc., a company he had previously served for 24 years in a variety of senior management positions. From October 1992 to August 1996, Mr. Seagram was Chairman and Chief Executive Officer of Air Liquide Canada, Inc., a producer of industrial gases. Mr. Seagram is a trustee of Trinity College School and the Toronto Symphony Foundation, and he is a director of Harbourfront Foundation. He serves on the advisory board of the Faculty of Applied Science and Engineering, University of Toronto, and he is a former director of the Toronto Economic Development Corporation (TEDCO).

Douglas S. Alexander, Director. Mr. Alexander joined our Board of Directors in May 2006.   Mr. Alexander is a Director and member of the Audit Committee of Critical Outcome Technologies Inc., and has served as the Chief Financial Officer of various Canadian public companies for 15 years. Mr. Alexander was formerly lead director and chair of the Audit Committee of Saxon Financial Inc. Mr. Alexander served as a director of Stuart Energy from 2003 to January 2005. From 1999 to 2004, Mr. Alexander was Executive Vice President and Chief Financial Officer of Trojan Technologies Inc., an international environmental high technology company. Mr. Alexander is a Chartered Director, having graduated in 2009 from Director’s College, a joint venture between McMaster University and the Conference Board of Canada.

Michael Cardiff, Director. Mr. Cardiff joined our Board of Directors in November 2007. Currently, Mr. Cardiff is the Chief Executive Officer of Accelerents, a consulting firm focused on strategy development. Prior to holding that position, Mr. Cardiff held numerous senior positions in a number of technology companies including large multinationals such as EDS and IBM as well as startup companies such as Fincentric, Convergent Technologies, Tandem, and Stratus Computer. Mr. Cardiff is currently a director of Descartes Systems Group, Burntsand Inc.  and Software Growth Inc. Mr. Cardiff has also served as a director of Husky Injection Molding Systems, Solcorp, Visible Genetics, Spectra Security Software Visible Decisions and the Toronto Film Festival and Roy Thomson Hall. Mr. Cardiff received many awards including “A Canadian Export Life Time Achievement Award.” In 1998, Mr. Cardiff was named one of Canada’s “Top 40 Under 40,” recognizing him as one of the nation’s most successful young leaders. Mr. Cardiff is a member of, and holds the ICD.d designation from, the Institute of Corporate Directors.

Joseph Cargnelli, Chief Technology Officer and Director. Mr. Cargnelli is one of our founders and served as a director from January 1996 to January 2005, when he resigned in connection with the closing of the Stuart Energy acquisition. Mr. Cargnelli was re-elected at the meeting of shareholders on May 17, 2005. Mr. Cargnelli served as our Treasurer from January 1996 until July 2000.  Mr. Cargnelli was appointed as our Vice President, Technology in July 2000.  His title was changed to Chief Technology Officer in April 2003.  Mr. Cargnelli earned both a Masters of Applied Science degree in Mechanical Engineering and a Bachelor of Applied Science degree in Mechanical Engineering from the University of Toronto.  From April 1992 to April 1993, Mr. Cargnelli served as a Research Engineer with the Laboratory of Advanced Concepts in Energy Conversion Inc., a laboratory engaged in the research, development and demonstration of alkaline fuel cells and hydrogen storage methods.  Mr. Cargnelli is a member of the Professional Engineers of Ontario.

Henry J. Gnacke, Director. Mr. Gnacke joined our Board of Directors in May 2008. Formerly, Mr. Gnacke was the Executive Director, Global Purchasing Supply chain at General Motors. He was responsible for fuel cell propulsion systems and General Motors’ E-Flex programs. Mr. Gnacke has over 30 years of experience and has held numerous positions at General Motors, including several international assignments in the Middle East, Asia and Europe. Mr. Gnacke is the nominee of General Motors in connection with our strategic alliance with General Motors.

V. James Sardo, Director. Mr. Sardo joined our Board of Directors in May 2003. Mr. Sardo is a Corporate Director. In 2005, he became a director of New Flyer Industries Inc., North America’s largest manufacturer of city buses, and has been a director of Sonnen Energy, a solar integration company, from 2007 to 2009. During 2004 to 2007, Mr. Sardo served as a trustee of Union Waterheater Income Trust, a waterheater rental company, as a director of Royal Group Technologies, a plastics building products company, and as a director and Chairman of Countryside Power, a power generation company. From 2003 to 2007, he was a trustee of Custom Direct Income Fund, a manufacturer and direct marketer of custom cheques. Prior to these appointments, Mr. Sardo was interim Chief Executive Officer of Royal Group Technologies Limited, from 2004 to 2005, President of the Canadian Operations of Moore Corporation Limited, a business forms and communications company, from 1999 to 2001, and President and Chief Executive Officer of SMK Speedy International Inc., an international automotive repair company from 1997 to 1999. Prior to 1997 Mr. Sardo was Chief Executive Officer of Amre Inc., a Dallas based marketer of home improvement products, and Chief Executive Officer of SNE Inc., a manufacturer and marketer of windows and doors. Mr. Sardo is also a member of the Institute of Corporate Directors, and holds the ICD.d designation.

Daryl Wilson, President and Chief Executive Officer and Director. Mr. Wilson was appointed President and Chief Executive Officer in December 2006.  Prior to joining Hydrogenics, Mr. Wilson held senior leadership positions at Royal Group Technologies Inc., ZENON Environmental Inc., Toyota and Dofasco Inc. In 1990 Mr. Wilson earned an MBA from McMaster University in Operations Management/Management Science. Mr. Wilson also holds a Bachelor’s degree in Chemical Engineering from the University of Toronto. Mr. Wilson is a Chartered Director, having graduated in 2009 from Director’s College, a joint venture between McMaster University and the Conference Board of Canada.

Executive Officers

The following table sets forth information with respect to our executive officers as of June 23, 2009:

Name	Province or State and Country of Residence	Title	Director or Executive Officer Since
Joseph Cargnelli	Ontario, Canada	Chief Technology Officer and Director	1996
Daryl Wilson	Ontario, Canada	President and Chief Executive Officer and Director	2006
Lawrence E. Davis	Ontario, Canada	Chief Financial Officer and Corporate Secretary	2005
Jennifer Barber	Ontario, Canada	Vice President, Finance and Corporate Controller	2005
Wido Westbroek	Geel, Belgium	Vice President and General Manager	2006

Lawrence E. Davis, Chief Financial Officer and Corporate Secretary. Mr. Davis has served as our Chief Financial Officer since April 1, 2005.  Mr. Davis has over 20 years of financial and operational experience.  He has been a Chartered Accountant since 1987.  From 1999 to 2003, Mr. Davis was the Chief Financial Officer of GDI Global Data Inc., a wireless data services company.  Mr. Davis also acted as the President of Saturn Capital Corporation, a merchant bank that advises, invests in and assumes senior management positions for high growth businesses from 1997 until 1999.  From 1987 to 1997, Mr. Davis served as a Vice President for PricewaterhouseCoopers LLP and he previously worked for two years with Ernst & Young.

Jennifer Barber, Vice President, Finance and Corporate Controller.  Ms. Barber joined us through our acquisition of Stuart Energy in January 2005 and was appointed to the position of Vice President Finance and Corporate Controller in May 2005.  Since taking on this position, Ms. Barber has led the finance team through a full range of financial consolidations arising from the acquisition, with the added responsibility of integrating Sarbanes-Oxley requirements into all of our financial processes and procedures.  Hired by Stuart Energy in 2001, Ms. Barber served as Director, Corporate Finance from 2003 onward, and prior to that as Controller.  She was employed from 1997 to 2001 by PricewaterhouseCoopers LLP.  Ms. Barber received Institute of Chartered Accountant accreditation in 2000.

Wido Westbroek, Vice President and General Manager.  Mr. Westbroek joined us in 2006 as Vice President, Operations of the Belgium On-Site division.  His former career, spanning 18 years, was with Powerlasers, a developer and manufacturer of unique laser welding technology and a maker of auto parts for major automotive OEMs based in Canada and the US.  Mr. Westbroek received his Bachelor of Science in Physics at the University of Waterloo in Ontario.

For information regarding the backgrounds of Mr. Cargnelli and Mr. Wilson, see “Directors” above.

COMPENSATION

As the Company reports its financial results in U.S. dollars, the following discussion is prepared showing U.S. dollars, except as otherwise noted, notwithstanding that the currencies in which our President and Chief Executive Officer, our Chief Financial Officer and our three most highly compensated executives, other than the President and Chief Executive Officer and Chief Financial Officer (collectively, the “Named Executive Officers”) are paid are in Canadian dollars and euros. The average exchange rates for the year ended December 31, 2008, for the purposes of the following disclosure, are US$1 = Cdn. $1.07, and US$1 = 0.68 euros.

The following compensation discussion and analysis is intended to supplement the more detailed information concerning compensation of executive officers and directors that appears in the tables that follow. Our goal is to provide a better understanding  of our compensation practices and decisions made concerning the compensation payable to our executive officers and directors for 2008.

Elements of Executive Compensation Program

Our executive compensation program has three principal components:

•                  base salary;

•                  short-term incentive (paid in cash); and

•                  long-term, equity-based incentives.

We believe that this variable compensation encourages high performance, promotes accountability and ensures that the interests of our executive officers are aligned with the interests of shareholders by linking individual performance and increases in shareholder value. Each of the components’ specified objectives are set forth below.

The Company also offers all employees, and the President and Chief Executive Officer, our Chief Financial Officer and our three most highly compensated executives, other than the President and Chief Executive Officer and Chief Financial Officer, certain benefits, such as short-term disability income benefits, long-term disability income benefits, healthcare, dental care, survivor benefits, dependent coverage, employee life insurance, dependent life insurance, accidental death, dismemberment and specific loss insurance, which form an integral part of the total compensation offered by the Company.

Base Salary

The objectives of base salary are to recognize market pay, acknowledge competencies and skills of individuals and reward individual contribution.  The annual base salary for each of our Named Executive Officers was initially determined at the time of hire based on a number of customary factors, and is documented in an employment agreement provided to the executive officer (see also “Employment Agreements” below). Historically, we retain compensation consultants to assist in determining appropriate levels of salary and bonus payable to our executive officers, based on relevant market data concerning the market place and our peer group. This data is then used as a basis for determining the executive officer’s initial base salary.

Short-term Incentives

We provide a short-term incentive plan in which the Named Executive Officers, as well as other  managers and employees participate. This incentive plan is intended to reward achievement of short-term financial performance and milestones and focus on key financial, strategic and other business objectives.  Pursuant to the short-term incentive plan, we have established layers of performance incentives up to certain percentages of base salary based on market benchmarking. In landmark years, the committee may elect to award a “stretch maximum” of 100% of base salary. The percentage that an executive is awarded is based on the achievement of corporate objectives, the achievement of business unit objectives and the achievement of individual objectives. Certain Named Executive Officers have employment agreements with us that modify our short-term incentive compensation (see “Employment Agreements” below in this “Elements of Executive Compensation Program” section).

For 2008, the target bonuses were equal to 40% of the base salary for the Vice President and General Manager and Vice President, Finance and Corporate Controller, and 50% for each of President and Chief Executive Officer, Chief Financial Officer and Corporate Secretary and Chief Technology Officer. Within each layer, the executive has the ability to achieve an additional 10% of base salary incentive if they exceed performance, at the discretion of the Human Resources and Corporate Governance Committee.

Long-term Incentives

Long-term compensation is designed to focus executives’ attention on the long-term interests of the Company and its shareholders, and consists of two elements for our executive officers:

•                  Stock Option Plan (the “stock option plan”) — pursuant to which we grant options to certain employees and officers to purchase our common shares at a fixed price; and

•                  Restricted Share Unit Plan (the “RSU Plan”) — pursuant to which we grant certain executive officers RSUs, representing the cash equivalent of our common shares, subject to the vesting, forfeiture and other restrictions the Board of Directors may determine.

Together, we believe these stock options and RSUs link the executives’ long-term compensation directly to the appreciation in the price of our common shares. See also “Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds — Material Modifications to the Rights of Security Holders — Amendments to Share Incentive Plans.”

Stock Options

Our stock option plan allows the Human Resources and Corporate Governance Committee to grant directors, officers, eligible employees and consultants of the Company options to acquire common shares.  The purpose of the stock option plan is to align the incentives of our employees, management and directors with the results realized by shareholders, while providing competitive compensation arrangements that reward the creation of shareholder value over the long-term.  In 2004, the Human Resources and Nomination  Committee reviewed the Company’s approach to directors’ compensation.  As a result of this review, and in order to better align the interests of non-employee directors with the interests of our shareholders, we established the deferred share unit plan (“DSU Plan”) in 2004 and determined not to grant additional options to directors (see “Compensation of Directors — Deferred Share Units” below in this “Elements of Executive Compensation Program” section).

The stock option plan provides that options will expire no later than 10 years from the grant date or, if that date occurs during a blackout period or other period during which an insider is prohibited from trading in our securities by our insider trading policy, 10 business days after the period ends, subject to certain exceptions. Options will have an exercise price per share of not less than the closing price of our common shares on the TSX on the trading day before the option is granted.  Unless otherwise specified in a particular option agreement, options granted under this plan will vest over four years with one quarter of the option grant vesting each year.

Issuances of options under the stock option plan are subject to the several restrictions.  No more than 10% of the common shares outstanding immediately prior to an issuance, less the number of common shares issued pursuant to the exercise of options during the preceding year, may be issued under the stock option plan in any one year period.  In addition, the number of common shares reserved for issuance pursuant to options granted to any one person cannot exceed 5% of the outstanding common shares.

Additional restrictions govern the issuance of options to insiders of the Company.  The aggregate number of common shares reserved for issuance pursuant to options granted to insiders cannot exceed 10% of the outstanding common shares.  Further, within any one year period, insiders may not, in the aggregate, be issued a number of common shares which exceeds 10% of the outstanding issue and no individual insider may be issued a number of common shares that exceeds 5% of the outstanding issue.

Shareholder approval is required for the following amendments to the stock option plan: (i) increasing the number of common shares reserved for issuance under the stock option plan; (ii) reducing the exercise price of an option except appropriate reductions in connection with a subdivision or consolidation of common shares or similar capital reorganization or payment of a stock dividend or an amalgamation, combination or other reorganization involving the Company; (iii) extending the term of an option beyond the expiry date or beyond 10 years from its grant date (except where an expiry date would have occurred within a blackout period of the Company); (iv) extending the participation of non-employee directors and non-consultants in the stock option plan; (v) permitting options to be transferred other than by testate or intestate succession; (vi) permitting the addition or modification of a cashless exercise feature, payable in cash or common shares, unless it provides for a full deduction of the number of underlying common shares from the stock option plan reserve; (vii) permitting awards, other than options, to be made under the stock option plan; or (viii) pursuant to the Company’s bylaws or the rules or policies of any exchange, that require shareholder approval.

Currently there are 12,000,000 common shares reserved for issuance under the stock option plan representing approximately 13% of the total number of issued and outstanding common shares.

As at May 31, 2009, the Company had 7,535,168 stock options outstanding. As of May 31, 2009, 640,897 stock options remain available for grant, and a net total of 10,631,408 stock options have been granted to participants in the stock option plan, with the underlying common shares representing approximately 11.5% of the total number of issued and outstanding common shares, taking into account options that have been forfeited or cancelled.  Since the stock option plan was adopted, options exercised resulted in the issuance of 3,144,340 common shares as of May 31, 2009.

If an option holder’s employment or term as a director or consultant ceases as a result of the option holder’s death, retirement or disability, vested options may be exercised for 180 days (or, if earlier to the end of the term) and unvested options are cancelled.  If an option holder’s employment or term as a director or consultant is terminated without cause or by voluntary resignation, vested options may be exercised for 90 days (or, if earlier, to the end of the term) and unvested options are cancelled.  If an option holder’s employment or term as a director or consultant is terminated for cause, all options are immediately cancelled.  Notwithstanding the foregoing, but subject to applicable securities laws, the Board of Directors may, in its discretion, permit the exercise of any or all options held by an option holder in the manner and on the terms authorized by the Board; provided that the Board may not authorize the exercise of an option beyond 10 years from the date of grant, excluding any automatic extension for an expiry date which falls in a blackout period.

Options are non-transferable. The Board of Directors has the discretion to accelerate vesting and expiration of options in connection with a change of control of the Company, a sale of all or substantially all of the assets of the Company or a dissolution or liquidation of the Company.  The Board of Directors may further take such steps it deems equitable and appropriate to adjust the number of common shares that may be acquired on the exercise of any options or the exercise price in the event that the Company effects a subdivision or consolidation of the common shares, any similar capital reorganization, payment of a stock dividend (other than in lieu of a cash dividend), or other change in capitalization of the Company, or upon any amalgamation, continuation, reorganization involving the Company, by exchange of common shares, by sale or lease of assets or otherwise, to preserve the proportionality of the rights and obligations of the option holders.

All options are accounted for at the fair value as determined by the Black-Scholes option pricing model using amounts that are believed to approximate the volatility of the trading price of the common shares, the expected lives of awards of options, the fair value of the common shares, and the risk-free interest rate.

Restricted Share Units

We established the RSU Plan in March 2008. The RSU Plan is meant to complement the stock option plan  and  allow the Company to offer, through combinations of these equity-based incentive programs, optimal alignment of the interests of  management and certain employees of the Company and its affiliates to that of its shareholders. The Human Resources and Corporate Governance Committee believes that the RSU Plan, together with the award of stock options and the DSU Plan provide a total compensation package that is well aligned with shareholder interests.

The RSU Plan is designed to retain certain employees of the Company and its affiliates, allow them to participate in the long-term success of the Company and to promote a greater alignment of their interests with the interests of the Company and its shareholders.

The RSU Plan provides for grants of restricted share units (“RSUs”) to certain employees (each a “participant”) of the Company and its affiliates. In determining the number of RSUs to be granted, the Human Resources and Corporate Governance Committee may take into account such milestones and criteria it determines at the time of grant. An RSU is a right to receive the cash equivalent of a common share, subject to the vesting, forfeiture and other restrictions the Board of Directors may determine. RSUs are credited to an account in the name of the participant. If a dividend is paid on common shares, each participant’s RSU account is credited with additional RSUs (a “dividend RSU”) equal to a fraction where the numerator is the product of: (a) the number of RSUs credited to the participant on the date the dividends are paid, and (b) the dividend paid per common share, and the denominator, which is the closing price per common share on the TSX on the last trading day on which the common shares were traded preceding the date on which dividends are paid.

Unless otherwise determined by the Board of Directors, with the input of the Human Resources and Corporate Governance Committee, each RSU vests on a date no later than December 31 of the third calendar year following the calendar year in respect of which the RSU is granted, as is determined in our Board’s discretion.  RSUs are redeemed within 30 days following the vesting date, by a cash payment to the participant equal to the number of vested RSUs multiplied by the closing price per common share on the TSX on the last trading day on which the common shares were traded preceding the vesting date. A dividend RSU vests on the same day as the RSU in respect of which it was granted and is redeemed by the Company on the same date as the applicable RSU.

If a participant dies, or his or her employment is terminated by the Company without cause, prior to the vesting date, then a pro rata portion of RSUs credited to the participant will vest immediately prior to the date of the participant’s death or termination of employment.  If the employment of a participant is terminated by resignation of the participant or for cause prior to the vesting date, the participant forfeits all rights to the RSUs that have not vested. Notwithstanding the foregoing, if a participant’s employment is terminated without cause or for constructive termination, within six months following a change of control of the Company, all of that participant’s RSUs vest immediately prior to the termination date.

RSUs are non-assignable. The Board of Directors determines, with the input of the Human Resources and Corporate Governance Committee, which employees will be granted RSUs; the time or times when RSUs will be granted; the number of RSUs to be granted; and the date or dates on which RSUs will vest. The Human Resources and Corporate Governance Committee administers the RSU Plan, including: interpreting any provisions of the RSU Plan; making recommendations to the Board of Directors concerning the determination of which employees are eligible participate in the RSU Plan and the number of RSUs to be credited to each participant’s RSU account; and, generally, taking such other actions in connection with the administration of the RSU Plan that it deems necessary or advisable.

The Board may from time to time amend or suspend the RSU Plan in whole or in part and may at any time terminate the RSU Plan without prior notice. However, except as expressly set forth in the RSU Plan, no such amendment, suspension, or termination may adversely affect the RSUs previously granted to a participant at the time of such amendment, suspension or termination, without the consent of the affected participant. If the Board of Directors terminates or suspends the RSU Plan, no new RSUs will be credited to a participant’s account, provided that the Board of Directors may elect to credit a participant’s account with dividend RSUs after the date of termination or during the period of suspension, as applicable.

Unless otherwise determined by the Board of Directors, with the input of the Human Resources and Corporate Governance Committee, each RSU vests on a date no later than December 31 of the third calendar year following the calendar year in respect of which the RSU is granted, as is determined in our Board’s discretion. RSUs are redeemed within 30 days following the vesting date, by a cash payment to the participant equal to the number of vested RSUs multiplied by the closing price per common share on the TSX on the last trading day on which the common shares were traded preceding the vesting date. A dividend RSU vests on the same day as the RSU in respect of which it was granted and is redeemed by the Company on the same date as the applicable RSU. All RSUs are accounted for at their intrinsic value.

Summary Compensation Table

The following table provides a summary of compensation earned during the financial year ended December 31, 2008 by the Named Executive Officers.

Name and Principal Position	Salary ($)	Share- Based Awards ($)	Option- Based Awards ($)	Non-Equity Incentive Plan Compensation (1) ($)		All Other Compensation (2) ($)	Total Compensation ($)
Daryl Wilson, President & Chief Executive Officer	370,336	228,788	105,117	185,168		Nil	889,408
Lawrence Davis, Chief Financial Officer and Corporate Secretary	234,390	135,769	66,523	117,195	(3)	Nil	553,877
Joseph Cargnelli, Chief Technology Officer	187,512	89,051	43,634	96,100	(4)	Nil	416,297
Wido Westbroek, Vice President and General Manager	186,044	25,287	12,391	77,817		Nil	301,539
Jennifer Barber, Vice President, Finance and Corporate Controller	145,322	22,036	10,804	46,503	(5)	Nil	224,665

Notes:

(1)	This represents the Company’s short-term incentive plan. The Company does not have any non-equity long-term incentive plans.

(2)	Benefits did not exceed the lesser of Cdn. $50,000 and 10% of the total annual salary and bonuses of any of the Named Executive Officers.

Employment Agreements

On December 8, 2006, we entered into an employment agreement with Daryl Wilson. Mr. Wilson’s agreement provides for a base salary of Cdn. $395,000, subject to annual review, and a discretionary short-term incentive bonus of up to 50% of his base salary.

On February 21, 2005, we entered into an employment agreement with Lawrence Davis, which was subsequently amended on January 16, 2008. Mr. Davis’ agreement provides for a base salary of Cdn. $250,000, subject to annual review, and a discretionary short-term incentive bonus of up to 50% of his base salary.

On April 16, 2001, we entered into an employment agreement with Joseph Cargnelli, which was subsequently amended on February 11, 2005. Mr. Cargnelli’s agreement provides for a base salary of Cdn. $205,000, subject to annual review, and a discretionary short-incentive bonus of up to 50% of his base salary.

On July 12, 2006, we entered into an employment agreement with Wido Westbroek, which was subsequently amended on January 16, 2008.  Mr. Westbroek’s agreement provides for a base salary 126,500 euros, and a discretionary short-term incentive bonus of up to 40% of his base salary.

On May 16, 2005, we entered into an employment agreement with Jennifer Barber, which was subsequently amended on August 7, 2008. Ms. Barber’s agreement provides for a base salary of Cdn. $155,000, subject to annual review, and a discretionary short-term incentive bonus of up to 40% of her base salary.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards During the Year Ended December 31, 2008

	Option-based Awards				Share-based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price Cdn. ($)	Option Expiration Date	Value of Unexercised In-The- Money Options	Number of Shares or Units of Shares That Have Not Vested	Market or Payout Value of Share- Based Awards That Have Not Vested Cdn.($)
Daryl Wilson	225,000	$1.60	December 8, 2016	Nil	567,500	283,750
	214,100	$1.17	March 23, 2017	Nil
	377,500	$0.58	March 12, 2018	Nil

Lawrence Davis	100,000	$5.10	February 8, 2015	Nil	359,200	179,600
	65,000	$4.51	May 16, 2015	Nil
	105,370	$3.37	May 23, 2016	Nil
	277,900	$1.17	March 23, 2017	Nil
	238,900	$0.58	March 12, 2018	Nil

Joseph Cargnelli	156,700	$0.58	March 12, 2018	Nil	235,600	117,800

Wido Westbroek	75,000	$2.19	July 14, 2016	Nil	66,900	33,450
	68,700	$1.17	March 23, 2017	Nil
	44,500	$0.58	March 12, 2018	Nil

Jennifer Barber	5,550	$7.70	October 1, 2011	Nil	58,300	29,150
	25,000	$4.51	May 16, 2015	Nil
	25,400	$3.37	May 23, 2016	Nil
	64,500	$1.17	March 23, 2017	Nil
	38,800	$0.58	March 12, 2018	Nil

Incentive Plan Awards - Value Vested or Earned During the Year Ended December 31, 2008

Name	Option-Based Awards - Value Vested During the Year ($)	Share-Based Awards - Value Vested During the Year ($)	Non-Equity Incentive Plan Compensation - Value Earned During the Year ($)

Daryl Wilson	Nil	Nil	185,168
Lawrence Davis	Nil	Nil	117,195
Joseph Cargnelli	Nil	Nil	96,100
Wido Westbroek	Nil	Nil	77,817
Jennifer Barber	Nil	Nil	46,503

Compensation of Directors

Director Compensation Table

The following table provides a summary of compensation earned during the financial year ended December 31, 2008 by our directors.

Name	Fees Earned ($)	Share-Based Awards ($)	Option-based awards ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Norman M. Seagram	Nil	92,500	n/a	n/a	Nil	92,500
Douglas S. Alexander	17,000	51,000	n/a	n/a	Nil	68,000
Michael Cardiff	28,500	27,000	n/a	n/a	Nil	55,500
Henry J. Gnacke	Nil	Nil	n/a	n/a	Nil	Nil
V. James Sardo	34,000	32,750	n/a	n/a	Nil	66,750
Frank Colvin	Nil	20,560	n/a	n/a	Nil	20,560
William A. Szkodzinski	Nil	Nil	n/a	n/a	Nil	Nil
Hugo Vandenborre	17,560	Nil	n/a	n/a	Nil	17,560

In 2008, each of our directors who is considered “independent” was paid an annual fee of $12,000 for his services as a director and an attendance fee of $1,000 for each Board or committee meeting attended.  Each committee chair received an additional attendance fee of $500 for each committee meeting attended.  Our Chairman of the Board was paid an annual fee of $25,000 for his services and an attendance fee of $1,500 for each Board meeting attended.  All directors were reimbursed for travel and other reasonable expenses incurred in attending Board and committee meetings.

Deferred Share Units

We established the DSU Plan and director ownership guidelines in 2004, in an effort to better align the interests of non-employee directors with the interests of our shareholders by linking annual short-term incentive awards to the future value of the Shares.  Pursuant to the DSU Plan, independent directors are entitled to elect to receive all or any portion of their annual retainer and meeting fees in the form of deferred share units (“DSUs”) instead of cash.  A DSU is a unit, equivalent in value to a Share, credited by means of a bookkeeping entry in the books of the Company, to an account in the name of the independent director.  At the end of the director’s tenure as a member of the Board, the director is paid, in cash, the market value of the Shares represented by the DSUs or at the option of the Company, that number of Shares purchased by the Company that is equal to the market value of the Shares represented by the DSUs.  As a result of the implementation of the DSU Plan, directors were not eligible to receive additional awards of stock options.  The Board of Directors has approved the following annual DSU grants to independent directors:  independent director — $24,000 equivalent in DSUs; Chair of the Human Resources and Corporate Governance Committee - $34,000 equivalent in DSUs; Chair of the Audit Committee - $34,000 equivalent in DSUs; and Chairman of the Board of Directors - $39,000 equivalent in DSUs.

Contemporaneously with the adoption of the DSU Plan, the Board also established ownership guidelines for directors pursuant to which each non-employee director is required to hold Shares and/or DSUs equal to five times the director’s annual cash retainer within three years of initial appointment.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards During the Year Ended December 31, 2008

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option Expiration Date	Value of Unexercised In-The- Money Options	Number of Shares or Units of Shares That Have Not Vested	Market or Payout Value of Share-Based Awards That Have Not Vested Cdn. ($)
Norman M. Seagram	n/a	n/a	n/a	n/a	n/a	n/a
Douglas S. Alexander	n/a	n/a	n/a	n/a	n/a	n/a
Michael Cardiff	n/a	n/a	n/a	n/a	n/a	n/a
Henry J. Gnacke	n/a	n/a	n/a	n/a	n/a	n/a
V. James Sardo	n/a	n/a	n/a	n/a	n/a	n/a
Frank Colvin	n/a	n/a	n/a	n/a	n/a	n/a
William A. Szkodzinski	n/a	n/a	n/a	n/a	n/a	n/a
Hugo Vandenborre	n/a	n/a	n/a	n/a	n/a	n/a

Incentive Plan Awards - Value Vested or Earned During the Year Ended December 31, 2008

Name	Option-Based Awards - Value Vested During the Year ($)	Share-Based Awards - Value Vested During the Year ($)	Non-Equity Incentive Plan Compensation - Value Earned During the Year ($)
Norman M. Seagram	n/a	92,500	n/a
Douglas S. Alexander	n/a	51,000	n/a
Michael Cardiff	n/a	27,000	n/a
Henry J. Gnacke	n/a	Nil	n/a
V. James Sardo	n/a	32,750	n/a
Frank Colvin	n/a	20,560	n/a
William A. Szkodzinski	n/a	Nil	n/a
Hugo Vandenborre	n/a	Nil	n/a

Post-retirement Benefit Obligations

For information regarding accrued post-retirement benefit obligations, see “Note 11 — Accounts Payable and Accrued Liabilities” under the Notes to Consolidated Financial Statements, which can be found on page F-21 of this form, and is incorporated by reference herein.

BOARD PRACTICES

For information regarding the period during which the directors and executive officers have served in office, see “Item 6. Directors, Senior Management And Employees — Directors and Senior Management” above.  Each director elected will hold office until the next annual meeting of shareholders or until his successor is duly elected or appointed.

Termination and Change of Control Benefits of Executive Directors

Mr. Wilson’s employment agreement provides that Mr. Wilson is entitled to 18 months’ salary and bonus in lieu of notice if he is terminated without cause from his position at any time, or if he is terminated upon a change of control of the Company.  This amount is equal to a maximum of approximately Cdn. $997,375 based on Mr. Wilson’s current compensation. The agreement also provides that all outstanding stock options held by Mr. Wilson will immediately vest upon termination without cause or termination resulting from a change of control of the Company. Mr. Wilson has agreed to refrain from competing with and interfering in the business of Hydrogenics for a period of one year subsequent to his termination for any reason. Under the RSU Plan, if Mr. Wilson’s employment is terminated by the Company without cause, prior to the vesting date of any awarded RSUs, then a pro rata portion of such RSUs will vest immediately prior to the date of his termination of employment. The value of such RSUs, as of December 31, 2008, is Cdn. $76,444.

Mr. Cargnelli’s employment agreement provides that Mr. Cargnelli is entitled to 24 months’ salary and bonus in lieu of notice if Mr. Cargnelli is terminated without cause from his position at any time, or if he is terminated upon a change of control of the Company.  This amount is equal to a maximum of approximately Cdn. $552,500 based on Mr. Cargnelli’s current compensation. Mr. Cargnelli has agreed to refrain from competing with and interfering in the business of Hydrogenics for a period of two years subsequent to his termination for any reason.  Under the RSU Plan, if Mr. Cargnelli’s employment is terminated by the Company without cause, prior to the vesting date of any awarded RSUs, then a pro rata portion of such RSUs will vest immediately prior to the date of his termination of employment. The value of such RSUs, as of December 31, 2008, is Cdn. $31,736.

Human Resources and Corporate Governance Committee

As of May 6, 2008, we have a Human Resources and Corporate Governance Committee, which resulted from the combination of the Human Resources and Compensation Committee and the Nomination and Corporate Governance Committee.

Composition of Human Resources and Corporate Governance Committee

The following individuals served as the members of the Human Resources and Corporate Governance Committee as at December 31, 2008: V. James Sardo, Chair, Douglas S. Alexander and Michael Cardiff and Norman M. Seagram.

Each member of the Human Resources and Corporate Governance Committee is independent under tests established by legal and stock exchange requirements to which the Company is subject.  None of the members of the Human Resources and Corporate Governance Committee is an officer, employee or former officer or employee of the Company or any of its affiliates.

Nomination of Directors and Compensation

Annually, the Human Resources and Corporate Governance Committee assesses the size of the Board of Directors, the competencies, skills and personal qualities required of the Board of Directors in order to add value to the Company, and the competencies, skills and personal qualities of existing directors.  Based on this assessment, the Human Resources and Corporate Governance Committee will consider whether to recommend any changes to the composition of the Board of Directors, including proposing nominations to the Board for approval.  When required, the Human Resources and Corporate Governance Committee will evaluate potential candidates for serving as a director having regard to the background, employment and qualifications of possible candidates and will consider whether the candidate’s competencies, skills and personal qualities are aligned with the Company’s needs.

In fulfilling its charter, the committee’s role also includes reviewing and reporting to the Board on: human resource planning, including the terms of the compensation packages provided to our employees; succession planning and senior management appointments; the levels and form of executive compensation in general; and the specific compensation of senior executives, including the annual compensation of the President and Chief Executive Officer. The committee also administers the Company’s stock option plan, the DSU Plan and the RSU Plan and reviews and makes recommendations to the Board regarding the annual compensation of non-employee directors.

Report of the Human Resources and Corporate Governance Committee

The Human Resources and Corporate Governance Committee ensures that the Company develops and implements an effective and efficient approach to corporate governance and has a plan for the continuity of its officers and an executive compensation plan that is motivational and competitive, which will attract, retain and inspire executive management and other key personnel.

The committee ensures that our business and affairs are carried out in a transparent manner that will enhance shareholder value.  The committee assesses the effectiveness of our corporate governance processes and compensation policies and, where appropriate, makes recommendations with respect to the implementation, development and modification with respect to these processes and policies.

In 2008, the Human Resources and Corporate Governance Committee, in fulfilling its responsibilities, took the following measures:

•                  monitored and reviewed emerging SOX, Nasdaq, TSX and CSA corporate governance standards;

•                  reviewed its own charter in the context of emerging corporate governance best practices;

•                  completed an annual Board effectiveness survey, including assessments of the Board and Board committees and the contributions of individual directors;

•                  reviewed the size and composition of the Board and committees to ensure that directors continue to have the appropriate expertise and background to support corporate strategy and operations;

•                  prepared nomination recommendations in respect of the Board for approval by shareholders;

•                  reviewed our approach to compensation for our employees, officers and directors;

•                  reviewed and approved incentive bonus awards and the salary for each officer of the Company;

•                  reviewed and recommended stock option awards;

•                  approved the short-term incentive awards for our officers; and

•                  engaged the services of an independent external consultant to provide advice and expertise regarding director and executive compensation.

The Human Resources and Corporate Governance Committee met two times in 2008 (and its predecessor committees, consisting of the Human Resources and Compensation Committee and the Nomination and Corporate Governance Committee, each met twice in 2008). The Human Resources and Corporate Governance Committee is satisfied that it has fulfilled its charter during the year ended December 31. 2008.

Other Committee Assessments

The Human Resources and Corporate Governance Committee is responsible for supervising the assessment of the effectiveness of the Board of Directors as a whole and each committee of the Board of Directors, for evaluating the performance of the Chairman of the Board, the Chair of each committee and the performance and contribution of individual directors.  The process involves the Human Resources and Corporate Governance Committee assigning the task of conducting an annual survey of directors (with respect to their views on the effectiveness of the Board of Directors, Chairman of the Board, each committee of the Board and its Chair and individual directors).  The form of the survey is approved by the Human Resources and Corporate Governance Committee. The results of the survey are communicated in writing to the Chairman of the Board and the Chairman then reports the overall results and the Chairman’s recommendations to the Board.  The Chairman also meets in person or by telephone with each Board member to confidentially discuss his peer evaluation.  The Chairman also meets with the Chair of the Human Resources and Corporate Governance Committee to review the results of the survey prior to the Human Resources and Corporate Governance Committee meeting to finalize its recommendations for Board and committee nominations.  The Chair of the Human Resources and Corporate Governance Committee meets with the Chairman of the Board to discuss the Chairman’s performance assessment.

The Human Resources and Corporate Governance Committee administers the Company’s executive compensation program for executive officers, including with respect to the Named Executive Officers.

The committee has primary responsibility for determining executive remuneration and for the design and review of the Company’s compensation plans.  In fulfilling this role, the committee seeks to:

•                  provide total compensation that is closely linked to the Company’s performance and to individual performance;

•                  align the interests of the Company’s executive officers with those of its shareholders through potential stock ownership; and

•                  ensure that compensation and benefits are at levels such that the Company is able to attract and retain the caliber of executives and officers it needs to achieve its desired growth and performance targets.

Audit Committee

Our Board of Directors has delegated to the Audit Committee responsibility for assisting the Board in its oversight role with respect to the quality and integrity of financial information and reporting disclosure, risk management, the performance, qualifications and independence of the external auditors and legal and regulatory compliance.  The Audit Committee regularly meets in camera to review management’s financial stewardship.  The Audit Committee consists entirely of unrelated and independent and financially literate directors.

During the past year, the Audit Committee, in fulfilling its responsibilities, took the following measures:

•                  reviewed and discussed with management and the auditors the audited annual consolidated financial statements and the management’s discussion and analysis (“MD&A”);

•                  discussed with the external auditors all matters pertaining to professional auditing guidelines and standards in Canada and the United States, including the external auditors’ independence; and

•                  received written disclosure from the external auditors as recommended by The Canadian Institute of Chartered Accountants and the Independence Standards Board in the United States.

Based on this information, the Audit Committee recommended to the Board that the consolidated audited financial statements and MD&A be included in our annual report to shareholders.

During the past year, the Audit Committee also took the following measures:

•                  reviewed the performance of the external auditors and recommended reappointment of the external auditors for shareholders’ approval;

•                  reviewed the independence and qualification of the external auditors based  on the external auditors’ disclosure of its relationships with the Company;

•                  approved the audit and non-audit fees paid to the external auditors;

•                  ensured that all services to be provided by the auditors are approved in advance by the committee or are approved by the Chair of the committee and subsequently reported to the committee as a whole in the following meeting of the committee, all in accordance with the external Auditors’ Pre-approval Policy;

•                  reviewed with the external auditors and management the overall scope and plans of the annual audit;

•                  reviewed with management and the external auditors the interim quarterly financial statements, including a discussion with the external auditors of matters that are required to be disclosed under generally accepted auditing standards;

•                  reviewed with management and the auditors all financial information and financial statements contained in our annual information form, our annual report on form 40-F and our management proxy circular, in each case prior to publication;

•                  reviewed with management our investment policy;

•                  met with management and the external auditors to discuss and review the Company’s control environment and culture, and the Company’s program to maintain SOX Section 404 compliance;

•                  reviewed our overall risk management strategy;

•                  met regularly in camera with the internal and external auditors; and

•                  reviewed procedures for the receipt and treatment of complaints regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters. These procedures can be found on the Company’s investor relations web page at www.hydrogenics.com.

The Audit Committee met five times in 2008.  The Audit Committee is satisfied that it has fulfilled its charter during the year ended December 31, 2008.

The Audit Committee of our Board of Directors operates under a written charter that sets out its responsibilities and composition requirements.  As at June 23, 2009, the members of the committee were: Douglas S. Alexander (Chair), Michael Cardiff, V. James Sardo and Norman M. Seagram.  The following sets out the education and experience of each director relevant to the performance of his duties as a member of the committee.

Douglas Alexander is Chair of our Audit Committee.  He is also the current Chair of the Audit Committee for Saxon Financial Inc.  From 1999 to 2004 Mr. Alexander was executive Vice President and Chief Financial Officer of Trojan Technologies Inc., an international environmental high technology company.  In his roles, Mr. Alexander was responsible for all aspects of corporate financial affairs, as well as strategic management and corporate development.  Mr. Alexander is a chartered accountant under the Institute of Chartered Accountants of Ontario since 1985 and under the Institute of Chartered Accountants of Scotland since 1980 and holds a Bachelor of Accountancy from Glasgow University.

Michael Cardiff is currently the Chief Executive Officer of Accelerents, a consulting firm focused on strategy development. Mr. Cardiff also serves as a member of the audit committee of  Descartes Systems Group, a global on-demand software-as-a-service (SaaS) logistics solutions provider. Mr. Cardiff is also a member of the Institute of Corporate Directors and has achieved his ICD.d designation.

V. James Sardo has been Chairman of the Board of Trustees of Countryside Power Income Fund, and, since 2005, has been a director of New Flyer Industries Inc., North America’s largest manufacturer of city buses. Mr. Sardo holds a Master’s in Business Administration from McMaster University and is a member of the Institute of Corporate Directors.  Mr. Sardo was previously chief executive officer of seven public companies or their wholly-owned subsidiaries. Mr. Sardo is also a member of the Institute of Corporate Directors and has achieved his ICD.d designation.

Norman M. Seagram is a Corporate Director.  Mr. Seagram holds a Master’s of Science in Engineering Production from the University of Birmingham and a Bachelor of Applied Science in Engineering & Business from the University of Toronto.

The Audit Committee charter requires that each member of the Audit Committee be unrelated and independent, and the composition of the Audit Committee satisfy the independence, experience and financial expertise requirements of the Nasdaq, the TSX and Section 10A of the Securities Exchange Act of 1934 (United States), as amended by the Sarbanes-Oxley Act of 2002 (United States), and the rules promulgated thereunder.  Accordingly, all committee members are required to be financially literate or be willing and able to acquire the necessary knowledge quickly. Financial literacy means that the person has the ability to read and understand financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by our financial statements. We believe all of the current members of the Audit Committee are financially literate.

In addition, the Audit Committee charter contains independence requirements that each committee member must satisfy and each current member meets those requirements. Specifically, the charter provides that no member of the committee may be an officer or retired officer of Hydrogenics and each member must be independent of Hydrogenics within the meaning of all applicable laws, rules and regulations and any other relevant consideration, including laws, rules and regulations particularly applicable to Audit Committee members.

The Audit Committee has a policy restricting the provision of non-audit services by our auditors. Any such services must be permitted engagements as provided by the Audit Committee charter and must be pre-approved by the Audit Committee.  The Audit Committee also pre-approves audit services and the related fees.

EMPLOYEES

As at December 31, 2008, we employed approximately 166 full-time staff of which 25 are professional staff, including engineers, scientists, and other technical specialists. Our full-time staff is divided between 73 full-time staff in our OnSite Generation business, 81 full-time staff in our Power Systems business, 5 full-time staff in our Test Systems business and 7 full-time staff in our corporate services group.

As of December 31, 2008, seven of our employees were located in our Mississauga, Ontario corporate headquarters seventy-four employees were located in our Mississauga, Ontario power systems group, 11 employees were located in our Mississauga, Ontario OnSite generation group, eight employees were located in our Gladbeck, Germany power generation group and 62 employees were located in our Oevel-Westerlo, Belgium OnSite generation group.  We also employed 2 temporary and contract employees at our Mississauga, Ontario facility and eight subcontractors at our Oevel-Westerlo, Belgium facility.

As at December 31, 2007, we employed approximately 186 full-time staff of which 27 are professional staff, including engineers, scientists, and other professionals. Our full-time staff is divided between 80 full-time staff in our OnSite Generation business, 84 full-time staff in our Power Systems business, 13 full-time staff in our Test Systems business and 9 full-time staff in our corporate services group.

As at December 31, 2006, we employed approximately 265 full-time staff of which 40 are professional staff, including engineers, scientists, and other professionals, including 4 PhDs. Our full-time staff is divided between 82 full-time staff in our OnSite Generation business, 106 full-time staff in our Power Systems business, 57 full-time staff in our Test Systems business and 20 full-time staff in our Corporate Services business.

Our ability to attract, motivate and retain qualified personnel is critical to our success.  We attempt to align the interests of our employees with those of shareholders through the use of incentive stock options and a performance-based compensation structure.  A majority of employees own our common shares or options to purchase our common shares.  We have entered into non-disclosure and confidentiality agreements with key management personnel and with substantially all employees.  None of our employees are represented by a collective bargaining agreement and we believe that our relations with our employees are good.

SHARE OWNERSHIP

For information regarding arrangements for involving employees in the capital of our Company, see “Item 6. Directors, Senior Management And Employees — Compensation — Elements of Executive Compensation Program — Long-term Incentives” above.

ITEM 7.          MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

To the knowledge of our directors and officers, as of June 23, 2009, no person or company beneficially owns, directly or indirectly, or exercises control or direction over common shares carrying more than 5% of the voting rights attached to our outstanding common shares other than General Motors Corporation, which owns 11,364,006 common shares, representing 12.3% of our outstanding common shares.

For information regarding the pre-emptive right granted to General Motors, see “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions — Transactions with General Motors” below.

Our major shareholders do not have voting rights different from those of our other shareholders.

As of March 31, 2009, United States residents held approximately 46,997,900 of our outstanding common shares.

RELATED PARTY TRANSACTIONS

Transactions with Viking Engineering & Tool Co.

We subcontract some manufacturing in the normal course of our operations to Viking Engineering & Tool Co., a company owned by the father and uncle of Joseph Cargnelli, our Chief Technology Officer and one of our principal shareholders.  For the fiscal year ended December 31, 2008, this company invoiced us approximately $0.2 million.  For the fiscal year ended December 31, 2007, billings by this related company totaled $0.8 million, a decrease of $0.2 million from the $1.0 million billed in the previous year. At December 31, 2007, we had an accounts payable balance due to this related company of $0.1 million.  For the fiscal year ended December 31, 2006, billings by this related company totaled $1.0 million, an increase of $0.1 million from the $0.9 million billed in the previous year. At December 31, 2006, we had an accounts payable balance due to this related company of $1,000.  We believe that the rates this company has charged us for its services are comparable to rates we could have obtained from an unrelated third party.

Transactions with General Motors

In October 2001, we formed a strategic alliance with General Motors to accelerate the development of fuel cell technology in global commercial markets.  In connection with this strategic alliance, we issued to General Motors approximately 11.4 million of our common shares, or approximately 21% of our outstanding shares at October 2001, and warrants to purchase approximately 2.5 million additional shares.  We cancelled these warrants in a transaction with General Motors in December 2005 for consideration of $750,000, which we paid in the form of a credit against the amount due from General Motors in respect of testing services.  All testing services have since been completed.  We have agreed that one director nominated by General Motors shall be included in the slate of directors that is presented to shareholders for approval at our general meeting.

In connection with this strategic alliance, General Motors granted us a non-exclusive, royalty free licence to use certain of General Motors’ proprietary fuel cell stack intellectual property in certain applications and modules.  The use or incorporation of General Motors’ fuel stack intellectual property outside these defined areas requires the consent of General Motors.  We granted to General Motors, its affiliates and any third parties with whom General Motors has a technical or business relationship related to fuel cells a perpetual, royalty-free, non-exclusive licence to use all of the intellectual property we develop that (i) uses General Motors’ proprietary fuel cell stack intellectual property, and/or (ii) is funded by General Motors.  Intellectual property that is not funded by General Motors but which uses General Motors’ fuel cell stack technology is licensed to General Motors non-exclusively.  Intellectual property that has been developed through funding by General Motors, whether owned solely by us or jointly by us and General

Motors, is licensed to General Motors on an exclusive basis for mobile applications and on a non- exclusive basis for all other applications.  In the event that we wish to liquidate or discontinue activity in the fuel cell business, or otherwise wish to transfer any of the intellectual property associated with General Motors’ proprietary fuel cell stack intellectual property developed using funds from General Motors, we are required to offer it first to General Motors.  We have also agreed to provide General Motors with certain services, access to technology and testing resources in connection with its fuel cell development program and we have agreed that all products, material hardware and resources purchased from us by General Motors will be at our most favourable commercial prices.

For so long as General Motors holds at least 10% of our outstanding shares, in the event that any of our founders, Pierre Rivard, Joseph Cargnelli or Boyd Taylor, wish to transfer (i) all or substantially all of their shares to any person, or (ii) any of their shares to a person actively competing with General Motors in the automotive or fuel cell industry, he must first offer the shares to General Motors.  In addition, in the event that we issue additional equity securities or securities convertible into equity securities for cash consideration, we have granted General Motors the right to participate in such offering on a pro rata basis based on the fully diluted number of common shares that it holds.  General Motors’ pre-emptive right is subject to certain limited exceptions, including the issuance of shares in connection with acquisitions.

Indebtedness of Directors and Executive Officers

From January 1, 2006 to June 23, 2009, none of our current directors or executive officers are indebted to the Company.

Indebtedness of Directors and Executive Officers Under (1) Securities Purchase and (2) Other Programs

Name and Principal Position	Involvement of Company or Subsidiary	Largest Amount Outstanding During 2006 ($)	Amount Outstanding as at May 31, 2009 ($)	Financially Assisted Securities Purchases During 2006	Security for Indebtedness (# of shares)	Amount Forgiven During 2006 ($)
Securities Purchase Program

Jon Slangerup,(1)(2)(3) former President and Chief Executive Officer of Stuart Energy	Provided loan by Stuart Energy (now a subsidiary of the Company) to purchase common shares of Stuart Energy(2)	957,887	Nil	Nil	150,775	Nil

Notes:

(1)   Jon Slangerup was the President and Chief Executive Officer of Stuart Energy from July 2001 until January 2005, when he resigned in connection with our acquisition of Stuart Energy.

(2)   At the time of hiring Mr. Slangerup in July 2001, Stuart Energy’s board of directors determined that it was desirable and appropriate to align Mr. Slangerup’s interests with those of the shareholders of Stuart Energy by encouraging Mr. Slangerup to purchase up to 203,750 common shares of Stuart Energy. On September 28, 2001, as part of Mr. Slangerup’s inducement option which was approved by the shareholders of Stuart Energy at the September 25, 2001 shareholders’ meeting, Stuart Energy provided a loan to Mr. Slangerup in the principal amount of approximately Cdn.$1,151,188 to facilitate the purchase by Mr. Slangerup of 203,750 treasury common shares of Stuart Energy at Cdn.$5.65 per share. This loan was secured by a demand promissory note and a pledge by Mr. Slangerup of the purchased common shares. The loan was interest free, unless in default, in which case the loan bears interest at 6% after default. In January 2005, when we acquired Stuart Energy, our separation agreement with Mr. Slangerup became effective. As part of that agreement, we agreed to extend until December 31, 2006 (the “Extension Date”) the term of this loan which would otherwise expire upon the termination of Mr. Slangerup’s employment with Stuart Energy. The 203,750 common shares of Stuart Energy pledged by Mr. Slangerup as security for the loan were exchanged for 150,775 Shares, which in turn have been pledged in favour of the Company as security for the loan. Consistent with the terms of Mr. Slangerup’s then employment arrangement, the separation agreement provides that the outstanding loan may be forgiven by Hydrogenics at any time. In addition, Mr. Slangerup and Hydrogenics had agreed that at the end of the Extension Date (or any time prior to the Extension Date, at the election of Hydrogenics), Hydrogenics shall purchase for cancellation the pledged shares from Mr. Slangerup, subject to compliance with applicable securities laws, and shall apply the proceeds from the sale to the loan relating to such pledged shares. Should proceeds from the sale of the pledged shares be less than the amount of the loan, subject to applicable law, the balance of the loan will be forgiven and Mr. Slangerup will be compensated for any negative tax consequences resulting from forgiveness of the loan.

(3)   On March 20, 2007 the Company purchased for cancellation the pledged shares and applied the amount resulting therefrom to Mr. Slangerup’s loan. The balance of the loan was forgiven and Mr. Slangerup will be compensated for any negative tax consequences resulting from this forgiveness, in accordance with the Company’s contractual commitments to Mr. Slangerup.

INTERESTS OF EXPERTS AND COUNSEL

None.

ITEM 8.          FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Financial Statements

See “Item 18. Financial Statements.”

Legal Proceedings

We are not currently party to any material legal proceedings.

Dividends Policy

We have never declared or paid any cash dividends on our common shares.  We currently intend to retain any future earnings to fund the development and growth of our business and we do not anticipate paying any cash dividends in the foreseeable future.

SIGNIFICANT CHANGES

For information regarding significant changes since December 31, 2008, see the relevant information presented in the management’s discussion and analysis of financial condition and results of operations for the three months ended March 31, 2009 and related financial information for the three months ended March 31, 2009, which were furnished to the SEC as part of the Registrant’s Form 6-K filed on May 13, 2009.

ITEM 9.          THE OFFER AND LISTING

LISTING DETAILS

The following table sets forth the reported trading prices in Canadian dollars and U.S. dollars, respectively, for our common shares on the TSX and Nasdaq.

	TSX		Nasdaq
	High (Cdn$)	Low (Cdn$)	High (US$)	Low (US$)
Annual Market Prices
2004	9.78	4.21	7.60	3.19
2005	6.45	2.93	5.38	2.50
2006	5.03	1.35	4.40	1.21
2007	1.73	0.90	1.65	0.84
2008	2.47	0.37	2.45	0.32
Quarterly Market Prices
2007
First Quarter	1.54	1.09	1.33	0.94
Second Quarter	1.45	0.94	1.36	0.84
Third Quarter	1.73	1.15	1.65	1.10
Fourth Quarter	1.43	0.90	1.42	0.90
2008
First Quarter	1.05	0.51	1.07	0.49
Second Quarter	1.99	0.50	1.95	0.50
Third Quarter	2.47	0.60	2.45	0.55
Fourth Quarter	0.98	0.37	0.92	0.32

	TSX		Nasdaq
	High (Cdn$)	Low (Cdn$)	High (US$)	Low (US$)
2009
First Quarter	0.73	0.38	0.63	0.29
Second Quarter (until June 15)	0.80	0.48	0.75	0.39
Monthly Market Prices
2008
December	0.60	0.37	0.49	0.32
2009
January	0.73	0.49	0.63	0.42
February	0.57	0.41	0.46	0.32
March	0.64	0.38	0.51	0.29
April	0.69	0.48	0.58	0.39
May	0.75	0.51	0.65	0.44
June 1 to June 15	0.80	0.56	0.75	0.50

Plan of Distribution

Not applicable.

MARKETS

Our common shares are listed on the TSX under the symbol “HYG” and on the Nasdaq under the symbol “HYGS.”

SELLING SHAREHOLDERS

Not applicable.

DILUTION

Not applicable.

EXPENSES OF THE ISSUE

Not applicable.

ITEM 10.       ADDITIONAL INFORMATION

SHARE CAPITAL

Not applicable.

MEMORANDUM AND ARTICLES OF ASSOCIATION

Company Purpose

The Company’s restated articles of incorporation, together with any amendments thereto, which we refer to as our articles of incorporation, are filed with Industry Canada, pursuant to the Canada Business Corporations Act, which we refer to as the CBCA. Our articles of incorporation do not have a stated purpose.

Our authorized capital consists of an unlimited number of common shares with no par value and an unlimited number of preferred shares with no par value issuable in series, of which 92,405,666 common shares and no preferred shares were issued and outstanding as of May 31, 2009.

Directors

Pursuant to applicable Canadian law, our directors, in exercising their powers and discharging their duties must act honestly and in good faith with a view to the best interests of the Company. They must also exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Pursuant to the provisions of the CBCA, a director who is party to a material contract or transaction with the Company, is a director or an officer or an individual acting in a similar capacity of a party to the contract or transaction, or who has a material interest in a party to a material contract or transaction with the Company must disclose to the Company the nature and extent of such interest in writing or request to have such interest noted in the minutes of meetings of the directors. Furthermore, a director who has a material interest in a matter before the board must refrain from voting on the matter unless the contract: is with one of our affiliates;  relates to the director’s remuneration as a director or officer of the Company; or, relates to our indemnity or insurance for our officers and directors.

Pursuant to the CBCA at least 25% of our directors must be resident Canadians. The CBCA also requires that we have not less than three directors, at least two of whom are not officers, directors or employees of the Company. We currently have seven directors, six of whom are resident Canadians. Our articles of incorporation provide that the minimum size of our board of directors be three and the maximum size of our board of directors be twelve. Our directors may, from time to time, determine the number of directors on the board by resolution, which is currently seven directors. Our articles of incorporation and our by-laws do not impose any other director qualification requirements.

Director Share Ownership Guidelines

We have established director share ownership guidelines that require each of our directors to hold Shares or DSUs equal to five times the director’s annual cash retainer within three years of his initial appointment. The General Motors nominee on the Board is not required to comply with these guidelines.

Given the recent decline in the price for our common shares, exacerbated by prevailing global economic and credit market conditions, the Human Resources and Corporate Governance Committee has amended the guidelines to permit the value to be measured at either the year-end Share price, or a director’s acquisition cost of Shares.  The Board has approved this amendment and all Directors are in compliance.

SHAREHOLDER RIGHTS

Our authorized capital consists of an unlimited number of common shares and an unlimited number of preferred shares issuable in series, of which 92,405,666 common shares and no preferred shares were issued and outstanding as of May 31, 2009.

Our articles of incorporation permit us to issue an unlimited number of common and preferred shares.  If we were to issue a significant number of common shares, it would reduce the relative voting power of previously outstanding shares.

Each common share carries one vote on all matters to be voted on by our shareholders.  Holders of common shares are entitled to receive dividends if, as and when declared by our Board of Directors and to share ratably in our remaining assets available for distribution, after payment of liabilities, upon Hydrogenics’ liquidation, dissolution or winding up.  Common shares do not carry pre-emptive rights or rights of conversion into any other securities.  However, we have granted General Motors a pre-emptive right.  See “Item 7 — Major Shareholders and Related Party Transactions — Related Party Transactions — Transactions with General Motors.”  All outstanding common shares are fully paid and non-assessable.  There are no limitations on the rights of non-resident owners of common shares to hold or vote their shares.

Our Board of Directors has the authority, without further action by the shareholders, to issue an unlimited number of preferred shares in one or more series and, in the event that preferred shares are issued, the Board also has the authority to fix the designations, powers, preferences, privileges and relative, participating, optional or special rights of any preferred shares including any qualifications, limitations or restrictions.  Special rights that may be granted to a series of preferred shares include dividend rights, conversion rights, voting rights, redemption and liquidation preferences, any or all of which may be superior to the rights of the common shares.  Preferred share issuances could decrease the market price of common shares and may adversely affect the voting and other rights of the holders of common shares.  The issuance of preferred shares could also have the effect of delaying or preventing a change in control of Hydrogenics.

We have never declared or paid any cash dividends on our common shares.  We currently intend to retain any future earnings to fund the development and growth of our business and we do not anticipate paying any cash dividends in the foreseeable future.

CHANGES TO SHAREHOLDER RIGHTS

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

SHAREHOLDER MEETINGS

Our board is required to call an annual meeting of the shareholders no later than 15 months after the holding of the last preceding annual meeting. Our board may also call a special meeting of the shareholders at any time. The only persons entitled to attend a meeting of our shareholders are our directors, our auditors and those persons entitled to vote at such meeting and any other persons who, although not entitled to vote at the meeting, are entitled to attend such meeting pursuant the provisions of the CBCA. Under our by-laws, a quorum of shareholders shall be two persons present in person or represented by proxy holding in the aggregate not less than 25% of the outstanding shares of the Company.

LIMITATIONS

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

Under the CBCA, certain extraordinary corporate actions, such as amalgamations, continuances, sales, leases or exchanges of all or substantially all of the property of a corporation other than in the ordinary course of business, and other extraordinary corporate actions such as liquidations or dissolutions are also required to be approved by special resolution. In certain cases, a special resolution to approve an extraordinary corporate action is also required to be approved separately by the holders of a class or series of shares.

DISCLOSURE OF SHAREHOLDINGS

Our by-laws do not impose an ownership threshold, above which shareholder ownership must be disclosed and any obligation to make such disclosure would be the subject of applicable securities laws.

MATERIAL CONTRACTS

For the two years immediately preceding the date of this Annual Report, no material contracts have been terminated, entered into or assigned by us other than in the ordinary course of business and other than the material contracts summarized below, which were entered into in connection with the transaction with Algonquin Power described under “Item 4.  Information of the Company — History and Development of Hydrogenics Corporation.”

•                  Support Agreement dated June 11, 2009, among Hydrogenics, the Algonquin Board and New Hydrogenics.  The Support Agreement sets out the terms and conditions pursuant to which the parties would implement a non-dilutive financing transaction, involving (i) a plan of arrangement among Hydrogenics and its wholly-owned subsidiaries, Stuart Energy, Hydrogenics Test Systems Inc. (“Test Systems”) and New Hydrogenics, and (ii) a take-over bid pursuant to which Hydrogenics will make offers to acquire all of the issued and outstanding units and convertible debentures of Algonquin Power.

•                  Expense Reimbursement Agreement dated June 11, 2009, among Algonquin Power Management Inc. (“APMI”), Hydrogenics and New Hydrogenics.  The Expense Reimbursement Agreement with APMI, the Manager of Algonquin Power, provides for the payment by one party to the other of professional advisory costs and expenses incurred in connection with the transactions contemplated in the Support Agreement, to a maximum amount of Cdn. $1,000,000 if the transactions fail to be completed under certain conditions.

•                  APMI Guarantee dated June 11, 2009, among APMI., Hydrogenics and New Hydrogenics.  Pursuant to the APMI Guarantee, APMI has agreed to unconditionally and irrevocably guarantee the obligations of the Algonquin Board under the Support Agreement.

•                  Algonquin Power Guarantee dated June 11, 2009, among Algonquin Power, APMI, Hydrogenics and New Hydrogenics.  Pursuant to the Algonquin Power Guarantee, Algonquin Power has agreed to unconditionally and irrevocably guarantee the obligations of APMI under the Expense Reimbursement Agreement and the APMI Guarantee.

EXCHANGE CONTROLS

There is no law, government decree or regulation in Canada restricting the export or import of capital or affecting the remittance of dividends, interest or other payments to a nonresident holder of common shares, other than withholding tax requirements.

TAXATION

Because Canadian and United States tax consequences may differ from one holder to the next, the discussion set out below does not purport to describe all of the tax considerations that may be relevant to a shareholder and such shareholder’s particular situation. Accordingly, a shareholder is advised to consult a tax advisor as to the United States and Canadian federal, provincial, state and other tax consequences of owning our common shares. The statements of United States and Canadian tax law set out below are based upon the laws and interpretations in force as of the date of this annual report, and are subject to changes occurring after that date.

Canadian Federal Income Tax Considerations

In this summary, a “U.S. holder” means a person who, for the purposes of the Income Tax Act (Canada) (the “Income Tax Act”) and the Canada-United States Income Tax Convention (1980) (the “Convention”), is a resident of the United States and not of Canada and who, for the purposes of the Income Tax Act:

•                  deals at arm’s length with us;

•                  holds our common shares as capital property;

•                  does not use or hold and is not deemed to use or hold our common shares in the course of carrying on a business in Canada; and

•                  does not carry on an insurance business in Canada and elsewhere.

Our common shares will be capital property to a U.S. holder unless they are held in the course of carrying on a business or in an adventure in the nature of trade. This summary does not apply to a U.S. holder that is a “financial institution” for purposes of the rules contained in the Income Tax Act. There are no Canadian federal estate taxes applicable to the purchase or ownership of our common shares. Under the Income Tax Act, on death, a U.S. holder would be deemed to dispose of all of his or her assets, including our common shares.

This summary is based on the current provisions of the Income Tax Act and the regulations in force under the Income Tax Act on the date of this annual report, the Convention, current published administrative and assessing practices of the Canada  Revenue Agency, all specific proposals to amend the Income Tax Act and the regulations publicly announced by the Minister of Finance (Canada) prior to the date of this annual report and all judicial decisions currently in effect.

This summary is not exhaustive and, except for the proposed amendments to the Income Tax Act, does not take into account or anticipate prospective or retrospective changes in the law or the administrative or assessing practices of the Canada Revenue Agency, whether these changes are effected by judicial, governmental or legislative action or interpretation. This summary does not take into account tax legislation or considerations of any province or territory of Canada. None of the tax consequences described herein depend or rely upon any of the proposed amendments to the Income Tax Act passing into law. Because Canadian tax consequences may differ from one holder to the next, this summary does not purport to describe all of the tax considerations that may be relevant to a shareholder and his particular situation. The Canadian tax treatment to a U.S. holder may differ from the treatment described herein. A shareholder is advised to consult a tax advisor.

Dividends

Dividends paid, credited or deemed to have been paid or credited on our common shares are subject to non-refundable Canadian withholding tax under the Income Tax Act at the rate of 25%, although this rate may be reduced by the provisions of an applicable income tax treaty. Subject to the exceptions noted immediately below, under the Convention, U.S. holders who are entitled to beneficits under the Convention and who beneficially own the dividends will be subject to a 15% withholding tax on the gross amount of such dividends. In the case of a U.S. holder that is entitled to benefits under the Convention and is a corporation which beneficially owns at least 10% of our voting shares, the applicable rate of withholding tax on dividends will be reduced to 5%. In the case of dividends paid, credited or deemed to be credited to a U.S. holder that is a tax exempt organization as described in Article XXI of the Convention, generally no withholding tax will be payable.

Dispositions

Under the Income Tax Act, assuming that a shareholder is a U.S. holder and provided that our common shares are listed on a stock exchange, which includes the TSX and the Nasdaq, the shareholder will be exempt from Canadian tax on a capital gain realized on an actual or deemed disposition of the common shares unless such shareholder, persons with whom such shareholder did not deal at arm’s length or such shareholder together with such persons owned 25% or more of our issued shares of any class at any time during the five-year period before the actual or deemed disposition. For this purpose, a holder of an interest in or option to acquire our shares will be considered to hold the shares to which such interest or option relates.

United States Federal Income Taxation

This section summarizes the material United States federal income tax consequences to a ‘‘U.S. Holder’’ (as defined below) of the acquisition, ownership and disposition of our common shares. This section assumes that you hold your common shares as capital assets within the meaning of Section 1221 of the Code. This section does not purport to be a complete analysis of all of the potential United States federal income tax considerations that may be relevant to a particular holder’s acquisition, ownership or disposition of our common shares in light of their particular circumstances nor does it address the United States federal income tax consequences applicable to holders subject to special tax rules, including banks, brokers, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, tax-exempt entities, insurance companies, persons liable for alternative minimum tax, persons that actually or constructively own or have owned 5% or more of our common shares, persons that hold common shares as part of a straddle or a hedge, constructive sale, synthetic security, conversion or other integrated transaction, partnerships and other pass-through entities, persons whose functional currency is not the U.S. dollar, financial institutions, and expatriates of the United States. In addition, this discussion does not address the tax consequences arising under the tax laws of any state, local or foreign jurisdiction.

If any entity that is classified as a partnership for United States federal income tax purposes holds common shares, the tax treatment of its partners will generally depend upon the status of the partner and the activities of the partnership. Partnerships and other entities that are classified as partnerships for United States federal income tax purposes and persons holding common shares through a partnership or other entity classified as a partnership for United States federal income tax purposes are urged to consult their own tax advisors regarding the consequences of the acquisition, ownership and disposition of our common shares.

This section is based on the Code, the Treasury regulations thereunder (the “Treasury Regulations”), published United States Internal Revenue Service (“IRS”) rulings, administrative interpretations and judicial decisions, all as currently in effect. These authorities are subject to change, repeal or revocation, possibly on a retroactive basis, which may result in United States federal income tax consequences different from those discussed below.

For purposes of this discussion, you are a ‘‘U.S. Holder’’ if you are a beneficial owner of common shares and you are for United States federal income tax purposes (i) an individual who is a citizen or resident of the United States, (ii) a corporation or other entity taxable as a corporation created or organized under the laws of the United States or any political subdivision thereof, (iii) an estate whose income is subject to United States federal income tax regardless of its source, or (iv) a trust (a) if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust or (b) that has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.

This summary does not discuss United States federal income tax consequences to any beneficial owner of common shares that is not a U.S. Holder. Each U.S. Holder is urged to consult with its own tax advisor regarding the tax consequences of the acquisition, ownership and disposition of common shares, including the effects of United States federal, state, local, non-United States and other tax laws.

Taxation of Distributions on Common Shares

Subject to the PFIC rules discussed below, the gross amount of any actual or deemed distribution by us (including any Canadian taxes withheld therefrom) with respect to your common shares will be included in your gross income as a dividend to the extent such distribution is paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits, such excess first will be treated as a tax-free return of capital to the extent of your adjusted tax basis in the common shares, and then to the extent in excess of your adjusted tax basis in the common shares, it will be taxed as a capital gain. Dividends will not be eligible for the dividends received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations.

If you are a non-corporate U.S. Holder, including an individual, dividends you receive in taxable years beginning before January 1, 2011, may be subject to United States federal income tax at the lower rates applicable to capital gains, provided (a) that we are a ‘‘qualified foreign corporation’’ and (b) that certain holding period and other requirements are satisfied. A qualified foreign corporation includes a non-United States corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States that includes an exchange of information program and that the United States Treasury Department has determined to be satisfactory for purposes of the qualified dividend provisions of the Code. The United States Treasury Department has determined that the income tax treaty between the United States and Canada is satisfactory for purposes of the qualified dividend provisions of the Code. In addition, a foreign corporation not otherwise treated as a qualified foreign corporation shall be so treated with regard to any dividend paid by such corporation if the stock with respect to which the dividend is paid is regularly tradable on an established securities market in the United States. A qualified foreign corporation does not include a non-United States corporation that is a PFIC for the taxable year in which a dividend is paid or that was a PFIC for the preceding taxable year. Accordingly, dividends on the common shares will be eligible for these lower rates of taxation as long as we are not a PFIC in the taxable year the dividend is paid or the preceding taxable year, we are eligible for the benefits of the income tax treaty between the United States and Canada or our common shares are readily tradable on an established securities market in the United States, and you satisfy the holding period and other requirements. You should consult your own tax advisors regarding the application of these rules.

If you are entitled to benefits under the Canada-United States Income Tax Convention, dividends you receive with respect to common shares will be subject to Canadian withholding tax at the rate of 15%. Additionally, such dividends generally should be treated as foreign source income and passive category income or general category income for United States foreign tax credit limitation purposes. Any Canadian tax withheld may, subject to certain limitations, be claimed as a foreign tax credit against your United States federal income tax liability or may be claimed as a deduction for United States federal income tax purposes. The rules relating to United States foreign tax credits are complex and the availability of a foreign tax credit depends on numerous factors. You should consult your own tax advisors concerning the application of the United States foreign tax credit rules to your particular situation.

The gross amount of distributions paid in Canadian dollars will be included by each U.S. Holder in gross income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day the distributions are paid, regardless of whether the payment is in fact converted into U.S. dollars on such date. If the Canadian dollars are converted into U.S. dollars on the date of the payment, the U.S. Holder should not be required to recognize any foreign currency gain or loss with respect to the receipt of the Canadian dollar distributions. If instead the Canadian dollars are converted at a later date, any currency gains or losses resulting from the conversion of the Canadian dollars will be treated as U.S. source ordinary income or loss.

Taxation of Dispositions of Common Shares

Subject to the PFIC rules discussed below, upon a sale or other taxable disposition of common shares, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference, if any, between the amount that you realize and your adjusted tax basis in your common shares. Your adjusted tax basis in our common shares generally will be the cost to you of such shares, as determined under United States federal income tax principles. For taxable years beginning before January 1, 2011, capital gain of a non-corporate U.S. Holder, including an individual, generally will be taxed at a maximum rate of 15% if the property has been held for more than one year. The deductibility of capital losses is subject to limitations. The gain or loss will be gain or loss from sources within the United States for United States foreign tax credit limitation purposes.

If a U.S. Holder receives any Canadian dollars on the sale or other taxable disposition of our common shares, such U.S. Holder may recognize ordinary income or loss as a result of currency fluctuations between the date of the sale or other taxable disposition of our common shares and the date the sale proceeds are converted into U.S. dollars.

Passive Foreign Investment Company Considerations

Special, generally adverse, United States federal income tax rules apply to United States persons owning shares of a PFIC. A non-United States corporation will be classified as a PFIC for United States federal income tax purposes in any taxable year in which, after applying relevant look-through rules with respect to the income and assets of subsidiaries, either at least 75% of its gross income is ‘‘passive income,’’ or on average at least 50% of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income. For this purpose, passive income generally includes, among other things, dividends, interest, certain rents and royalties and gains from the disposition of property that produces such income. If we are classified as a PFIC for any taxable year in which a U.S. Holder has held our common shares, we may continue to be classified as a PFIC for any subsequent taxable year in which the U.S. Holder continues to hold our common shares, even if our income or assets would not cause us to be a PFIC in such subsequent taxable year.

Based on the structure of the Company, and the composition of our income and assets, the Company does not believe that it was a PFIC for the taxable year ended December 31, 2008 or its prior taxable year.  However, there can be no assurance that the IRS will not successfully challenge our position or that we will not become a PFIC in a future taxable year, as PFIC status is re-tested each year and depends on our assets and income in such year. If we are classified as a PFIC at any time that you hold our common shares, you may be subject to an increased United States federal income tax liability and a special interest charge in respect of gain recognized on the sale or other disposition of your common shares and upon the receipt of certain ‘‘excess distributions’’ (as defined in the Code).

Rather than being subject to this tax regime, you may be eligible to make:

•                  a ‘‘qualified electing fund’’ election (a QEF election), as defined in the Code, to be taxed currently on your pro rata portion of our ordinary earnings and net capital gain, whether or not such earnings or gain is distributed in the form of dividends or otherwise, or

•                  a ‘‘mark-to-market’’ election and thereby agree for the year of the election and each subsequent tax year to recognize ordinary gain or loss (but only to the extent of prior ordinary gain) based on the increase or decrease in market value for such taxable year. Your tax basis in our common shares would be adjusted to reflect any such income or loss amounts.

In order for you to be able to make a QEF election, we would have to provide certain information regarding your pro rata share of our ordinary earnings and net capital gain. We currently do not intend to provide such information in the event we are classified as a PFIC. In order for you to be able to make a mark-to-market election, our common shares must be ‘‘marketable.’’  We believe that our common shares should qualify as marketable stock (although there can be no assurance that this will continue to be the case).

You should consult your own tax advisors concerning the United States federal income tax consequences of holding our common shares if we were a PFIC in any taxable year and its potential application to your particular situation.

Information Reporting and Backup Withholding

If you are a non-corporate U.S. Holder, information reporting requirements on IRS Form 1099 will apply to:

•                  dividend payments or other taxable distributions made to you within the United States, and

•                  the payment of proceeds to you from the sale of common shares effected at a United States office of a broker,unless you come within certain categories of exempt recipients.

Additionally, backup withholding may apply to such payments if you are a non-corporate U.S. Holder that does not come within certain categories of exempt recipients and you:

•                  fail to provide an accurate taxpayer identification number,

•                  are notified by the IRS that you have failed to report all interest and dividends required to be shown on your United States federal income tax returns, or

•                  in certain circumstances, fail to comply with other applicable requirements of the backup withholding rules.

A U.S. Holder who does not provide a correct taxpayer identification number may be subject to penalties imposed by the IRS. If backup withholding applies to you, under current law 28% of the gross amount of any payments to you with respect to our common shares will be withheld and paid over to the IRS.

Any amounts withheld from payments to you under the backup withholding rules will be allowed as a credit against your United States federal income tax liability and may entitle you to a refund, provided the required information is timely furnished to the IRS. You should consult your own tax advisor regarding the application of backup withholding in your particular situation, the availability of an exemption from backup withholding and the procedure for obtaining such an exemption, if available.

DIVIDENDS AND PAYING AGENTS

Not applicable.

STATEMENT BY EXPERTS

Not applicable.

DOCUMENTS ON DISPLAY

Any statement in this Form 20-F about any of our contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to the Form 20-F the contract or document is deemed to modify the description contained in this Form 20-F. You must review the exhibits themselves for a complete description of the contract or document.

You may review a copy of our filings with the SEC, including exhibits and schedules filed with it, at the SEC’s Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information. In addition, the SEC maintains an Internet site at http://www.sec.gov that contains reports and other information regarding issues that file electronically with the SEC. These SEC filings are also available to the public from commercial document retrieval services.

We are required to file reports and other information with the SEC under the Exchange Act and regulations under that act. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the form and content of proxy statements and our officers, directors and principal shareholders are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act.

In addition, we are required to file documents required by Canadian securities laws electronically with Canadian securities regulatory authorities and these filings are available on our or Brookfield Asset Management’s SEDAR profile at www.sedar.com.  Written requests for such documents should be directed to our Corporate Secretary at 5985 McLaughlin Road, Mississauga, Ontario, Canada L5R 1B8.

SUBSIDIARY INFORMATION

Not applicable.

ITEM 11.       QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

For information regarding quantitative and qualitative disclosures about market risk, please see “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources.”

ITEM 12.       DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.       DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.       MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

Proposed Share Consolidation

Shareholders approved a special resolution at the annual and special meeting of shareholders on May 13, 2009 which gave authority to the Board of Directors to implement a consolidation of our issued and outstanding common shares (the “Share Consolidation”) at any time prior to March 24, 2010.  This special resolution gives our Board of Directors the authority, in its sole discretion, to select the exact consolidation ratio, provided that (i) the ratio may be no smaller than one post-consolidation common share for every 10 pre-consolidation common shares and no larger than one post-consolidation common share for every 25 pre-consolidation common shares, and (ii) the number of pre-consolidation common shares in the ratio must be a whole number of common shares. In addition, notwithstanding approval of the proposed Share Consolidation by shareholders, the Board of Directors, in its sole discretion, may abandon the Share Consolidation without further approval or action by or prior notice to shareholders.

Shareholders approved a similar resolution at our annual and special meeting of shareholders on May 6, 2008, giving authority to our Board of Directors, in its sole discretion, to implement a share consolidation at any time prior to March 10, 2009. That share consolidation was not implemented.  See “Background to and Reasons for the Share Consolidation” below.

The background to and reasons for the Share Consolidation, and certain risks associated with the Share Consolidation and related information, are described below.

Background to and Reasons for the Share Consolidation

Our common shares are currently quoted on the TSX and the Nasdaq. In order for our common shares to continue to be quoted on Nasdaq, we must satisfy various listing maintenance standards established by Nasdaq. Among other things, our common shares must have a minimum bid price of at least $1.00 per common share.

On May 10, 2007 and February 19, 2008, we received notices from Nasdaq informing us that we failed to maintain a minimum closing bid price on Nasdaq of at least $1.00 per share for our common shares for 30 consecutive business days, as we are required to do under the Minimum Bid Price Rule. On both occasions, we were given 180 days to regain compliance by having the bid price of our common shares close at $1.00 per common share or more for a minimum of 10 consecutive business days prior to the end of the 180-day period. While we regained compliance on both occasions, we can give no assurances that it will be able to maintain future compliance with the Minimum Bid Price Rule. Indeed, as at June 23, 2009, we are not compliant with the Minimum Bid Price Rule; however, given the continued extraordinary market conditions, Nasdaq has suspended, for all issuers, enforcement of the Minimum Bid Price Rule until July 20, 2009.

After the Minimum Bid Price Rule is reinstated, if we fail to maintain a minimum closing bid price on Nasdaq of at least $1.00 per share for our common shares for 30 consecutive business days, and cannot regain compliance under Nasdaq’s terms, Nasdaq staff will notify us that the common shares will be delisted from Nasdaq. Upon receipt of the delisting notice, we may appeal staff’s determination to the Nasdaq Listings Qualifications Panel (the “Hearing Panel”), on the grounds that we intend to consolidate the issued and outstanding common shares, subject to receipt of all necessary approvals, and that such consolidation should allow the minimum $1.00 bid price requirement to be met.

Our request for a hearing will stay the delisting, pending a decision by the Hearing Panel. If we lose our appeal or are unable to come into compliance with Nasdaq requirements within such time as may be allowed by the Hearing Panel, the common shares may be transferred to the Nasdaq Capital Market if we satisfy all criteria for the common shares to be included on such market other than compliance with the Minimum Bid Price Rule. In the event of such a transfer, we would be provided an additional 180 calendar days to comply with the Minimum Bid Price Rule while on the Nasdaq Capital Market.

In light of our past non-compliance with the Minimum Bid Price Rule, shareholders approved a special resolution at our annual and special meeting of shareholders on May 6, 2008 to amend our articles of incorporation to allow for a consolidation of our issued and outstanding common shares. That special resolution gave authority to our Board of Directors, in its sole discretion, to implement, a share consolidation at any time prior to March 10, 2009 and to select the exact consolidation ratio, provided that: (i) the ratio may be no smaller than one post-consolidation common share for every five pre-consolidation common shares, and no larger than one post-consolidation common share for every 10 pre-consolidation common shares; and (ii) the number of pre-consolidation common shares in the ratio must be a whole number of common shares. Our Board of Directors did not, however, believe it to be in the best interests of the Company to implement a share consolidation during that time.

As in the past, the Board of Directors considered the potential adverse effects to the Company of a delisting from Nasdaq, and determined that the flexibility afforded by a Share Consolidation would allow us to comply with Nasdaq’s Minimum Bid Price Rule. The exact number of common shares of the Company to be consolidated is to be determined by our Board of Directors before the Share Consolidation is effective, and we will issue a news release announcing the ratio as determined by the Board of Directors.

In addition to being able to maintain a broader market for our common shares with a listing on Nasdaq, our Board of Directors also believes that the Share Consolidation may have a number of other benefits for the Company and its shareholders:

•                  Greater investor interest — a higher post-consolidation common share price could help generate interest in the Company among investors, as a higher anticipated common share price may meet investing guidelines for certain institutional investors and investment funds that are currently prevented under their investing guidelines from investing in the common shares at current price levels;

•                  Reduction of shareholder transaction costs — shareholders may benefit from relatively lower trading costs associated with a higher common share price. It is likely that many investors pay commissions based on the number of common shares traded when they buy or sell common shares. If the common share price were higher, investors may pay lower commissions to trade a fixed dollar amount than they would if the common share price is lower; and

•                  Improved trading liquidity — the combination of potentially lower transaction costs and increased interest from investors could ultimately improve the trading liquidity of the common shares.

We cannot assure you that it will be able to maintain its Nasdaq listing after the Share Consolidation is effected or that the market price per common share after the Share Consolidation will exceed or remain in excess of the $1.00 minimum bid price for a sustained period of time.

The Share Consolidation would be implemented, if at all, only upon a determination by our Board of Directors that it is in the best interests of the Company at that time. In connection with any determination to implement a consolidation, our Board of Directors will set the timing for such consolidation and select the specific ratio from within the range of ratios set forth in the special resolution. The Board of Directors’ selection of the specific ratio would be based primarily on the price level of the common shares at that time and the expected stability of that price level. Currently, our Board of Directors believes that an initial post-consolidation common share price in the range of $3.00 to $7.50 per common share would be an appropriate initial price level for the common shares. However, the Board of Directors may, in its sole discretion, select a ratio from within the range set forth in the special resolution that would be expected to result in an initial post-consolidation common share price that is above or below this range. No further action on the part of shareholders would be required in order for the Board of Directors to implement the Share Consolidation.

If our Board of Directors does not implement the Share Consolidation before March 24, 2010, the authority granted by the special resolution to implement the Share Consolidation on these terms would lapse and be of no further force or effect. The special resolution also authorized the Board of Directors to elect not to proceed with, and abandon, the Share Consolidation at any time if it determines, in its sole discretion, to do so. The Board of Directors would exercise this right if it determined that the Share Consolidation was no longer in the best interests of the Company and its shareholders. No further approval or action by or prior notice to shareholders would be required in order for the Board of Directors to abandon the Share Consolidation.

In connection with the proposed non-dilutive financing transaction announced on June 12, 2009, involving the Algonquin Board and New Hydrogenics, and to give effect to the wishes of our shareholders, who will become shareholders of New Hydrogenics upon completion of the transaction, the New Hydrogenics board of directors, and Hydrogenics as its sole shareholder, approved a resolution on June 11, 2009 such that the Share Consolidation may be effected after completion of the transaction in respect of the New Hydrogenics common shares on identical terms as approved by our shareholders. Should the Board of Directors, however, determine to implement the Share Consolidation prior to completion of the transaction, shareholders will be notified and the Share Consolidation in respect of the New Hydrogenics common shares will not be implemented.

Certain risks associated with the Share Consolidation

Our total market capitalization immediately after the proposed consolidation may be lower than immediately before the proposed consolidation.

There are numerous factors and contingencies that could affect the common share price following the Share Consolidation, including the status of the market for the common shares at the time, our reported results of operations in future periods, and general economic, geopolitical, stock market and industry conditions.

A decline in the market price of the common shares after the Share Consolidation may result in a greater percentage decline than would occur in the absence of a consolidation, and the liquidity of the common shares could be adversely affected following such a consolidation.

If the Share Consolidation is implemented and the market price of the common shares declines, the percentage decline may be greater than would occur in the absence of the consolidation. The market price of the common shares will, however, also be based on our performance and other factors, which are unrelated to the number of common shares outstanding. Furthermore, the liquidity of the common shares could be adversely affected by the reduced number of common shares that would be outstanding after the Share Consolidation.

The consolidation may result in some shareholders owning “odd lots” of less than 100 common shares on a post-consolidation basis which may be more difficult to sell, or require greater transaction costs per common share to sell.

The Share Consolidation may result in some shareholders owning “odd lots” of less than 100 common shares on a post-consolidation basis. Odd lots may be more difficult to sell, or require greater transaction costs per common share to sell, than common shares in “board lots” of even multiples of 100 common shares.

No Fractional Common Shares to be Issued

No fractional common shares will be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional common share upon the Share Consolidation, such fraction will be rounded down to the nearest whole number.

Principal Effects of the Share Consolidation

If implemented, the Share Consolidation will occur simultaneously for all of the common shares and the consolidation ratio will be the same for all of such common shares. The consolidation will affect all shareholders uniformly. Except for any variances attributable to fractional shares, the change in the number of issued and outstanding common shares that will result from the Share Consolidation will cause no change in the capital attributable to the common shares and will not materially affect any shareholders’ percentage ownership in the Company, even though such ownership will be represented by a smaller number of common shares.

In addition, the Share Consolidation will not affect any shareholder’s proportionate voting rights. Each common share outstanding after the Share Consolidation will be entitled to one vote and will be fully paid and non-assessable.

The principal effects of the consolidation will be that:

•                  Reduction in number of common shares outstanding — the number of common shares issued and outstanding will be reduced from approximately 92,405,666 common shares as of June 23, 2009 to between approximately 3,696,227 and 9,240,567 common shares, depending on the ratio selected by our Board of Directors; and

•                  Reduction in number of common shares reserved for issuance under the stock option plan — the number of common shares reserved for issuance under our stock option plan will be reduced proportionately based on the consolidation ratio selected by our Board of Directors.

Earnings per common share will be proportionately affected as a result of the Share Consolidation.

Effect on Non-registered Shareholders

Non-registered shareholders holding their common shares through a bank, broker or other nominee should note that such banks, brokers or other nominees may have different procedures for processing the Share Consolidation than those that will be put in place by us for registered shareholders. Shareholders who hold their common shares with such a bank, broker or other nominee and have questions in this regard, are encouraged to contact thier nominee.

Effect on Share Certificates

If the proposed Share Consolidation is implemented, registered shareholders will be required to exchange their share certificates representing pre-consolidation common shares for new share certificates representing post-consolidation common shares. Following the announcement by us of the consolidation ratio selected by our Board of Directors and the effective date of the Share Consolidation, registered shareholders will be sent a letter of transmittal from our transfer agent, CIBC Mellon, as soon as practicable after the effective date of the Share Consolidation. The letter of transmittal will contain instructions on how to surrender your certificate(s) representing your pre-consolidation common shares to the transfer agent. The transfer agent will forward to each registered shareholder who has sent the required documents a new share certificate representing the number of post-consolidation common shares to which the shareholder is entitled. Until surrendered, each share certificate representing pre-consolidation common shares will be deemed for all purposes to represent the number of whole post-consolidation common shares, to which the holder is entitled as a result of the Share Consolidation.

Shareholders should not destroy any share certificate(s) and should not submit any share certificate(s) until requested to do so.

Procedure for Implementing the Share Consolidation

If our Board of Directors decides to implement the Share Consolidation, we will promptly file articles of amendment with the Director under the CBCA in the form prescribed by the CBCA to amend our articles of incorporation. The Share Consolidation will become effective on the date shown in the certificate of amendment issued by the Director under the CBCA or such other date indicated in the articles of amendment provided that, in any event, such date will be prior to March 24, 2010.

No Dissent Rights

Under the CBCA, shareholders do not have dissent and appraisal rights with respect to the proposed Share Consolidation.

Amendments to Share Incentive Plans

On June 22, 2009, our Board of Directors approved certain administrative amendments to the stock option plan, the RSU Plan and the DSU Plan (collectively, the “Amended Share Incentive Plans”).  The Amended Hydrogenics Share Incentive Plans are currently in force and do not require approval of our shareholders because (i) in the case of the RSU Plan and the DSU Plan, applicable securities laws do not require shareholder approval as the plans do not provide for the issuance of securities from treasury, and (ii) in the case of the stock option plan, the amendments are of an administrative and technical nature and are permitted to be made without shareholder approval under the express terms of the plan.  The Amended Share Incentive Plans are described in more detail below.

Stock Option Plan

The purpose of the stock option plan is to attract, retain and motivate key members of our team, to align incentives with the results realized by shareholders, and to provide competitive compensation arrangements that reward the creation of shareholder value over the long-term.

The stock option plan provides that options will expire no later than 10 years from the grant date or, if that date occurs during a blackout period or other period during which an insider is prohibited from trading in our securities by our insider trading policy, 10 business days after the period ends, subject to certain exceptions. Options will have an exercise price per share of not less than the closing price of the common shares on the TSX on the trading day before the option is granted. Unless otherwise specified in a particular option agreement, options granted under this plan will vest over three years with one third of the option grant vesting each year.

Issuances of options under the stock option plan are subject to the several restrictions. No more than 10% of the common shares outstanding may be issued under the stock option plan and all other security based compensation arrangements in any one year period. In addition, the number of common shares reserved for issuance pursuant to options granted to any one person under the stock option plan and all other security based compensation arrangements cannot exceed 5% of the outstanding common shares.

The aggregate number of common shares reserved for issuance pursuant to options granted to insiders under the stock option plan cannot exceed 10% of the outstanding common shares. Further, within any one year period, insiders may not, in the aggregate, be issued under the stock option plan and all other security based compensation arrangements a number of common shares which exceeds 10% of the outstanding issue and no individual insider may be issued a number of common shares that exceeds 5% of the outstanding issue.

Shareholder approval is required for the following amendments to the stock option plan: (i) increasing the number of common shares reserved for issuance under the stock option plan; (ii) reducing the exercise price of an option except appropriate reductions in connection with a subdivision or consolidation of common shares or similar capital reorganization or payment of a stock dividend or an amalgamation, combination or other reorganization involving the Company; (iii) extending the term of an option beyond the expiry date or beyond 10 years from its grant date (except the automatic extension where the expiry date would have occurred within a blackout period of the Company); (iv) extending the participation of non-employee directors and non-consultants in the stock option plan; (v) permitting options to be transferred other than by testate or intestate succession; (vi) permitting the addition or modification of a cashless exercise feature, payable in cash or common shares, unless it provides for a full deduction of the number of underlying common shares from the stock option plan reserve; (vii) permitting awards, other than options, to be made under the stock option plan; or (viii) pursuant to the our bylaws or the rules or policies of any exchange, that require shareholder approval.

Currently there are 12,000,000 common shares reserved for issuance under the stock option plan representing approximately 13% of the total number of issued and outstanding common shares.

If an option holder’s employment or term as a director or consultant ceases as a result of the option holder’s death, retirement or disability or because of the sale of the Company which employs the option holder, or to which the option holder is a director or consultant, all options vest immediately and may be exercised for 180 days (or, if earlier, to the end of the term). If an option holder’s employment or term as a director or consultant is terminated without cause the option holder’s options which are vested or which would otherwise have vested within the reasonable or contractual notice period may be exercised for 90 days (or, if earlier, to the end of the term). If an option holder’s employment or term as a director or consultant is terminated by voluntary resignation, vested options may be exercised for 90 days (or, if earlier, to the end of the term) and unvested options are cancelled. If an option holder’s employment or term as a director or consultant is terminated for cause, all options are immediately cancelled. Notwithstanding the foregoing, but subject to applicable securities laws, the Board of Directors may, in its discretion, permit the exercise of any or all options held by an option holder in the manner and on the terms authorized by the Board; provided that the Board may not authorize the exercise of an option beyond 10 years from the date of grant, excluding any automatic extension for an expiry date which falls in a blackout period.

Options are non-transferable. The Board of Directors has the discretion to accelerate vesting and expiration of options in connection with a change of control of the Company, a sale of all or substantially all of the assets of the Company or a dissolution or liquidation of the Company. The Board of Directors may further take such steps it deems equitable and appropriate to adjust the number of common shares that may be acquired on the exercise of any options or the exercise price in the event that the Company effects a subdivision or consolidation of the common shares, any similar capital reorganization, payment of a stock dividend (other than in lieu of a cash dividend), or other change in capitalization of the Company, or upon any amalgamation, continuation, reorganization involving the Company, by exchange of common shares, by sale or lease of assets or otherwise, to preserve the proportionality of the rights and obligations of the option holders.

Restricted Share Unit Plan

The RSU Plan is designed to retain certain employees of the Company and its affiliates, allow them to participate in the long-term success of the Company. The RSU Plan is meant to complement the stock option plan and allow the Company to offer, through combinations of these equity-based incentive programs, optimal alignment of the interests of management and certain employees of the Company and its affiliates to that of its shareholders.

The RSU Plan provides for grants of RSUs to certain employees (each a “participant”) of the Company and its affiliates. In determining the number of RSUs to be granted, the Human Resources and Corporate Governance Committee may take into account such milestones and criteria it determines at the time of grant. An RSU is a right to receive a cash payment based on the value of a common share, subject to the vesting, forfeiture and other restrictions the Board of Directors may determine. RSUs are credited to an account in the name of the participant. If a dividend is paid on common shares, each participant’s RSU account is credited with additional RSUs (a “dividend RSU”) equal to a fraction where the numerator is the product of: (a) the number of RSUs credited to the participant on the date the dividends are paid, and (b) the dividend paid per common share, and the denominator is the closing price per common share on the TSX on the last trading day on which the common shares were traded preceding the date on which dividends are paid.

Each RSU vests no later than December 31 of the third calendar year following the calendar year in respect of which the RSU is granted or such earlier date as is determined in our Board’s discretion. RSUs are redeemed within 30 days following the vesting date (and no later than the December 31 date referenced above), by a cash payment to the participant equal to the number of vested RSUs multiplied by the closing price per common share on the TSX on the last trading day on which the common shares were traded preceding the vesting date. A dividend RSU vests on the same day as the RSU in respect of which it was granted and is redeemed by the Company on the same date as the applicable RSU.

If a participant dies, retires or his or her employment is terminated by the Company without cause, or for disability or because of the sale of the Company which employs the option holder, or to which the option holder is a director or consultant, then a pro rata portion of unvested RSUs credited to the participant will vest and be redeemed. If the employment of a participant is terminated by resignation of the participant or for cause, the participant forfeits all rights to unvested RSUs. The Board of Directors may accelerate the vesting of RSUs in connection with a change of control.

RSUs are non-assignable. The Board of Directors determines which employees will be granted RSUs; the time or times when RSUs will be granted; the number of RSUs to be granted; and the date or dates on which RSUs will vest. The Human Resources and Corporate Governance Committee administers the RSU Plan.

The Board may from time to time amend or suspend the RSU Plan in whole or in part and may at any time terminate the RSU Plan without prior notice. However, except as expressly set forth in the RSU Plan, no such amendment, suspension, or termination may adversely affect the RSUs previously granted to a participant without the consent of the affected participant.

Deferred Share Unit Plan

Pursuant to the DSU Plan, independent directors are entitled to elect to receive all or any portion of their annual retainer and meeting fees in the form of DSUs instead of cash. A DSU is a right to receive a cash payment based on the value of a common share, credited by means of a bookkeeping entry in the books of the Company, to an account in the name of the independent director. At the end of the director’s tenure as a member of the Board, the director is paid, in cash, the market value of the common shares represented by the DSUs.

2008 Base Shelf Prospectus

We have withdrawn our registration statement filed with the U.S. Securities and Exchange Commission  as we no longer maintain the aggregate market value of the public float of our outstanding Shares to utilize the registration statement on Form F-10 in the U.S.  We also intend to withdraw our base shelf prospectus dated September 23, 2008 filed with certain provincial securities authorities in Canada prior to completion of and as a result of the proposed transaction involving the Algonquin Board and New Hydrogenics described under “Item 4.  Information of the Company — History and Development of Hydrogenics Corporation.”

USE OF PROCEEDS

Not applicable.

ITEM 15.               CONTROLS AND PROCEDURES

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

As of the end of the period covered by this Annual Report on Form 20-F, an evaluation was carried out by our management, under the supervision, and with the participation, of our Chief Executive Officer (the “CEO”) and Chief Financial Officer (the “CFO”), of the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)). Based on that evaluation, the CEO and CFO concluded that such disclosure controls and procedures were effective and designed to ensure that material information relating to us and our consolidated subsidiaries would be made known to them by others within those entities.

EVALUATION OF INTERNAL CONTROLS

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the President and CEO and the CFO and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

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

Management assessed the effectiveness of the Corporation’s internal control over financial reporting as at December 31, 2008, based on the criteria set forth in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on this assessment, management believes that, as at December 31, 2008, the Corporation’s internal control over financial reporting is effective. Also, management determined that there were no material weaknesses in the Corporation’s internal control over financial reporting as at December 31, 2008.

LIMITATIONS OF CONTROLS AND PROCEDURES

Our management, including our CEO and CFO, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within us have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

REPORTS ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management’s Report on Internal Control Over Financial Reporting can be found on page F-2 in this form.  Our independent auditors, PricewaterhouseCoopers LLP, a registered public accounting firm has audited the accompanying annual consolidated financial statements for fiscal 2008 and our internal control over financial reporting as at December 31, 2008.  Their attestation report can be found on page F-3 of our consolidated financial statements.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the year ended December 31, 2008, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.            AUDIT COMMITTEE FINANCIAL EXPERT

IDENTIFICATION OF THE AUDIT COMMITTEE

We have a separately-designated audit committee established in accordance with section 3(a)(58)(A) of the Securities Exchange Act of 1934.  Our audit committee is comprised of independent members: Douglas S. Alexander, Michael Cardiff, V. James Sardo and Norman M. Seagram.

AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that it has at least one audit committee financial expert serving on its audit committee. Douglas Alexander has been determined to be an audit committee financial expert and is independent, as that term is defined by Nasdaq’s listing standards.  The U.S. Securities and Exchange Commission has indicated that the designation of this individual as an audit committee financial expert does not make him an “expert” for any purpose, or impose any duties, obligations or liabilities that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or affect the duties, obligations or liabilities of any other member of the audit committee or board of directors.

ITEM 16B.            CODE OF ETHICS

CODE OF ETHICS

We have adopted a written Code of Business Conduct and Ethics (the “Code”) which governs the behavior of our directors, officers, and employees. The Code also includes provisions required by the Sarbanes-Oxley Act of 2002 that are applicable to our CEO, CFO and other senior financial officers. The Board, through the Human Resources and Corporate Governance Committee, oversees compliance with the Code. Any amendments to, or waivers from, any provisions of the Code will be publicly disclosed.  The Code is also accessible on our investor relations web page at www.hydrogenics.com.

ITEM 16C.            PRINCIPAL ACCOUNTANT FEES AND SERVICES

PRINCIPAL ACCOUNTANTS FEES AND SERVICES

The following table sets forth the total remuneration that was paid by us and our subsidiaries to our independent accountants, PricewaterhouseCoopers LLP, in each of our previous two fiscal years:

	2007	2008
	Cdn. $ (unaudited)
Audit fees	661,247	724,548
Audit-related fees	43,832	8,904
Tax fees	16,677	90,535
All other fees	23,219	64,425
Total	744,975	888,412

Audit Fees

In 2008 and 2007, PwC charged us audit fees totalling, Cdn. $724,548 and Cdn. $661,247, respectively.  In 2008 and 2007, these fees included professional services rendered for the review of interim financial statements, statutory audits of annual financial statements, consultations about financial and reporting standards and other regulatory audits and filings, including Sarbanes-Oxley compliance.

Audit-Related Fees

In 2008 and 2007, PwC charged us audit-related fees of Cdn. $8,904 and Cdn. $43,832, respectively.  In 2008 and 2007, these fees included professional services that reasonably relate to the above services and Canadian Public Accounting Board Fees.

Tax Fees

In 2008 and 2007, PwC charged us tax fees of Cdn. $90,535 and Cdn. $16,677, respectively.  In 2008 and 2007, these fees included professional services for tax compliance, tax advice, tax planning and advisory services relating to the preparation of corporate tax returns.

All Other Fees

In 2008 and 2007, PwC charged us other fees of Cdn. $64,425 and Cdn. $23,219, respectively.  In 2008, these fees related to assistance with the preparation of our base shelf prospectus filed in September, 2008 as well advisory services related to the implementation of International Financial Reporting Standards and other regulatory matters. In 2007, these fees related to advisory services related to the windup of our fuel cell test equipment business.

PRE-APPROVAL POLICIES

Our audit committee approved all audit and non-audit services provided to us and to our subsidiaries during the periods listed above.  Our audit committee has adopted pre-approval policies and procedures to ensure that all services provided by the auditor are approved in advance by the audit committee or are approved by the chair of the audit committee and subsequently reported to the committee as a whole at the following meeting of the committee, all in accordance with the external auditors’ pre-approval policy.

ITEM 16D.            EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.             PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.             CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.            CORPORATE GOVERNANCE

We are a foreign private issuer and our common shares are listed on the Nasdaq.  Nasdaq Rule 4350(a)(1) permits a foreign private issuer to follow its home country practice in lieu of the requirements of Rule 4350, provided, however, that such an issuer shall: comply with Rules 4350(b)(1)(B), 4350(j) and 4350(m), have an audit committee that satisfies Rule 4350(d)(3), and ensure that such audit committee’s members meet the independence requirements in Rule 4350(d)(2)(A)(ii). We are intending not to follow Rule 4350(f) (shareholder quorum) but instead to follow the practice described below.

Shareholder Meeting Quorum Requirements: The Nasdaq minimum quorum requirement under Rule 4350(f) for a shareholder meeting is 33-1/3% of the outstanding shares of common stock. In addition, a company listed on Nasdaq is required to state its quorum requirement in its By-Laws. On March 7, 2008, our Board of Directors approved an amendment to our By-Laws to provide that the quorum requirement for a meeting of our shareholders is two persons present in person or represented by proxy holding in the aggregate not less than 25% of the outstanding common shares entitled to vote at the meeting. This amendment was approved by our shareholders at an annual and special meeting of shareholders on May 6, 2008. We believe the foregoing is consistent with Canadian public companies and consistent with corporate governance best practices in Canada.

PART III

ITEM 17.               FINANCIAL STATEMENTS

We have responded to Item 17 in lieu of responding to this item.

ITEM 18.               FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report on Form 20-F.

HYDROGENICS CORPORATION

MANAGEMENT’S REPORT ON INTERNAL

CONTROL OVER FINANCIAL REPORTING

Management of Hydrogenics Corporation (the “Corporation”) is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the President and Chief Executive Officer and the Chief Financial Officer and is effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles. It includes those policies and procedures that:

•                  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Corporation’s assets that could have a material effect on the Corporation’s financial statements.

•                  pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions related to and dispositions of the Corporation’s assets;

•                  provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with Canadian generally accepted accounting principles, and that the Corporation’s receipts and expenditures are made only in accordance with authorizations of management and the Corporation’s directors; and, due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Corporation’s internal control over financial reporting as at December 31, 2008, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management concluded that, as at December 31, 2008, the Corporation’s internal control over financial reporting was effective.

Hydrogenics’ internal control over financial reporting as at December 31, 2008, has been audited by PricewaterhouseCoopers LLP, independent auditors, who also audited the Corporation’s consolidated financial statements for the year ended December 31, 2008. As stated in the Independent Auditors’ Report to the Shareholders of the Corporation, PricewaterhouseCoopers LLP, express an unqualified opinion on the effectiveness of the Corporation’s internal control over financial reporting.

Daryl Wilson	Lawrence Davis
President and Chief Executive Officer	Chief Financial Officer

March 24, 2009
Mississauga, Ontario

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Hydrogenics Corporation

We have completed integrated audits of Hydrogenics Corporation’s 2008, 2007, and 2006 consolidated financial statements and of its internal control over financial reporting as at December 31, 2008. Our opinions, based on our audits, are presented below.

Consolidated financial statements

We have audited the accompanying consolidated balance sheets of Hydrogenics Corporation as at December 31, 2008 and December 31, 2007, and the related consolidated statements of operations and deficit, shareholder’s equity and cash flows for each of the years in the three year period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of the Company’s financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and December 31, 2007 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2008 in accordance with Canadian generally accepted accounting principles.

Internal control over financial reporting

We have also audited Hydrogenics Corporation’s internal control over financial reporting as at December 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2008 based on criteria established in Internal Control —Integrated Framework issued by the COSO.

Chartered Accountants, Licensed Public Accountants

March 24, 2009

Toronto, Ontario

Comments by Independent Auditor on Canada — US Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the company’s ability to continue as a going concern, such as those described in Note 1 to the 2008 consolidated financial statements of Hydrogenics Corporation. Our report to the shareholders on the consolidated financial statements dated March 24, 2009 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

Chartered Accountants, Licensed Public Accountants

March 24, 2009

Toronto, Ontario

CONSOLIDATED FINANCIAL STATEMENTS

#	Note	Description	Page

1	Description of Business and Going Concern	Summary of Business and Going Concern.	F-10

2	Summary of Significant Accounting Policies	Summary review of accounting principles and the methods used in their application by the Corporation.	F-10

3	New Accounting Standards	Summary review of generally accepted accounting principle developments that do, will or may, affect the Corporation.	F-14

4	Risk Managemnet Arising from Financial Instruments	Summary review of the Corporation’s exposure to risks arising from financial instruments.	F-16

5	Business Streamlining Innitiatives and Wind up of Test Equipment Business	Summary review of the Corporation’s business streamlining activities and decision to Wind up our Test Equipment Business.	F-18

6	Goodwill and Impariment Charges	Summary review of the Corporation’s 2005 acquisition of Stuart Energy Systems Corporation and Greenlight Power Technologies, Inc.	F-19

7	Accounts Receivable	Summary schedule of accounts receivable.	F-19

8	Inventory	Summary schedule of items comprising inventory.	F-19

9	Property, Plant and Equipment	Summary schedule of items comprising property, plant & equipment.	F-20

10	Intangible Assets	Summary schedule of intangible assets and related disclosures.	F-20

11	Accounts Payable and Accrued Liabilities	Summary schedule of items comprising accounts payable and accrued liabilities.	F-21

12	Long-term Debt	Summary schedule of long-term debt and related disclosures.	F-21

13	Employee Stock-Based Compensation	Summary schedules and review of compensation arising from share options awards, deferred share units and restricted share units.	F-22

14	Research and Product Development	Summary schedule of items comprising research and product development expenses and funding.	F-23

15	Commitments	Summary review of commitments and lease obligations.	F-24

16	Contingencies	Summary review of contingent liabilties and guarantees.	F-24

17	Lines of Credit	Summary review of bank facilities.	F-25

18	RelatedParty Transactions	Summary review of transactions with non arm’s length parties	F-25

19	Income Taxes	Summary reconciliations of statutory rate income tax expense to provisions for income taxes and analyses of future income taxes.	F-25

20	Net Loss Per Share	Summary of per share calculation methods.	F-26

21	Changes in Non-Cash Working Capital	Summary of the changes in components of the net change in non-cash working capital.	F-27

22	Segmented Financial Information	Summary disclosure of segmented information regularly reported to the Corporation’s Chief Operating Decision Maker.	F-27

23	Differences between Canadian and United States Accounting Principles	Summary schedules and review of differences between Canadian and United States generally accepted accounting principles as they apply to the Corporation.	F-30

CONSOLIDATED FINANCIAL STATEMENTS

HYDROGENICS CORPORATION
CONSOLIDATED BALANCE SHEETS
(in thousands of US dollars)

	2008	2007
ASSETS
Current assets
Cash and cash equivalents	$21,601	$15,460
Restricted cash	1,130	—
Short-term investments	—	15,032
Accounts receivable (note 7)	3,974	12,713
Grants receivable	505	850
Inventories (note 8)	10,101	12,659
Prepaid expenses	1,161	1,077
	38,472	57,791
Property, plant and equipment (note 9)	4,082	4,847
Intangible assets (note 10)	—	249
Goodwill (note 6)	5,025	5,025
Other non-current assets	—	28
	$47,579	$67,940
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities (notes 11 and 18)	$17,298	$18,166
Unearned revenue	4,785	9,042
	22,083	27,208
Long-term debt (note 12)	—	11
Deferred research and development grants	13	337
	22,096	27,556
Shareholders’ Equity
Common shares	307,000	306,872
Contributed surplus	16,300	15,606
Deficit	(291,420)	(277,101)
Accumulated other comprehensive loss	(6,397)	(4,993)
Total deficit and accumulated other comprehensive loss	(297,817)	(282,094)
	25,483	40,384
	$47,579	$67,940

Going concern (note 1)

Commitments and contingencies (notes 15 and 16)

The accompanying notes from an integral part of these Consolidated Financial Statements.

Norman Seagram	Douglas Alexander
Chairman	Director
Hydrogenics Corporation	Hydrogenics Corporation

CONSOLIDATED FINANCIAL STATEMENTS

HYDROGENICS CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands of US dollars, except for share and per share amounts)

	2008	2007	2006
Revenues	$39,340	$37,990	$30,059
Cost of revenues	31,446	33,601	29,360
	7,894	4,389	699
Operating expenses
Selling, general and administrative	15,022	24,006	27,891
Research and product development (note 14)	7,296	9,690	9,379
Windup of test equipment business (note 5)	—	2,016	—
Amortization of property, plant and equipment	855	903	1,285
Amortization of intangible assets	249	251	7,139
Impairment of intangible assets and goodwill (notes 6 and 10)	—	—	90,834
	23,422	36,866	136,528

Loss from operations	(15,528)	(32,477)	(135,829)
Other income (expenses)
Gain on sale of assets	44	—	477
Loss on disposal of property, plant and equipment (note 5)	—	(308)	—
Provincial capital tax	170	(127)	(42)
Interest, net	923	2,249	3,551
Foreign currency gains	188	2,617	904
	1,325	4,431	4,890

Loss before income taxes	(14,203)	(28,046)	(130,939)
Current income tax expense (recovery) (note 19)	116	22	(180)
Net loss for the year	$(14,319)	$(28,068)	$(130,759)

Net loss per share
Basic and diluted (note 20)	$(0.16)	$(0.31)	$(1.42)
Shares used in calculating basic and diluted net loss per share	92,080,656	91,797,911	91,816,049

The accompanying notes form an integral part of these Consolidated Financial Statements.

CONSOLIDATED FINANCIAL STATEMENTS

HYDROGENICS CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of US dollars)

	2008	2007	2006
CASH AND CASH EQUIVALENTS PROVIDED BY (USED IN):
Operating activities
Net loss for the year	$(14,319)	$(28,068)	$(130,759)
Items not affecting cash
Amortization of property, plant and equipment	1,106	1,611	1,948
Amortization of intangible assets	249	251	7,139
Impairment of intangible assets and goodwill	—	—	90,834
Unrealized foreign exchange (gains) losses	695	29	(74)
Imputed interest on long-term debt	—	—	1
Non-cash consulting fees	—	—	39
Stock-based compensation	694	1,553	1,832
Gain on Sale of assets	(44)	—	(477)
Loss on disposal of property, plant and equipment	—	308	—
Net change in non-cash working capital (note 21)	4,817	(4,100)	5,029
	(6,802)	(28,416)	(24,488)
Investing activities
Decrease (increase) in short-term investments	15,032	39,318	26,046
Increase in restricted cash	(1,130)	—	—
Purchase of property, plant and equipment	(885)	(1,331)	(1,701)
Proceeds from sale of assets	44	—	477
	13,061	37,987	24,822
Financing activities
Repayment of long-term debt	(11)	(83)	(193)
Deferred research and development grant	(235)	204	(17)
Common shares issued, (purchased and cancelled), net of issuance costs	128	(169)	419
	(118)	(48)	209
Increase (decrease) in cash and cash equivalents during the year	6,141	9,523	543
Cash and cash equivalents - Beginning of year	15,460	5,937	5,394
Cash and cash equivalents - End of year	$21,601	$15,460	$5,937
Supplemental disclosure
Interest paid	$17	$52	$80
Income taxes paid	118	63	—

The accompanying notes form an integral part of these Consolidated Financial Statements.

CONSOLIDATED FINANCIAL STATEMENTS

HYDROGENICS CORPORATION

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

(in thousands of US dollars, except for share and per share amounts)

					Accumulated
					other	Total
	Common share		Contributed		comprehensive	shareholders’
	Number	Amount	surplus	Deficit	loss	equity
Balance at Dec. 31, 2005	91,679,670	$306,957	$11,847	$(118,274)	$(5,023)	$195,507
Comprehensive loss:
Net loss for the year	—	—	—	(130,759)	—	(130,759)
Foreign currency translation adjustments	—	—	—	—	(281)	(281)
Comprehensive loss						(131,040)
Issuance of common shares on exercise of options	236,796	419				419
Stock-based consulting expense	—	—	39	—	—	39
Employee Stock-based compensation expense	—	—	1,832	—	—	1,832
Balance at Dec. 31, 2006	91,916,466	$307,376	$13,718	$(249,033)	$(5,304)	$66,757
Comprehensive loss:
Net loss for the year	—	—	—	(28,068)	—	(28,068)
Foreign currency translation adjustments	—	—	—	—	311	311
Comprehensive loss						(27,757)
Shares returned to treasury	(150,775)	(504)	335	—	—	169
Employee Stock-based compensation expense	—	—	1,553	—	—	1,553
Balance at Dec. 31, 2007	91,765,691	$306,872	$15,606	$(277,101)	$(4,993)	$40,384
Comprehensive loss:
Net loss for the year	—	—	—	(14,319)	—	(14,319)
Foreign currency translation adjustments	—	—	—	—	(1,404)	(1,404)
Comprehensive loss						(15,723)
Issuance of common shares on exercise of options	639,980	128	—	—	—	128
Adjustment for partial shares	(5)	—	—	—	—	—
Employee Stock-based compensation expense	—	—	694	—	—	694
Balance at Dec. 31, 2008	92,405,666	$307,000	$16,300	$(291,420)	$(6,397)	$25,483

The authorized capital stock of the Corporation consists of an unlimited number of common shares and an unlimited number of preferred shares in series.

The accompanying notes form an integral part of these Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF BUSINESS AND GOING CONCERN

Hydrogenics Corporation (“Hydrogenics” or the “Corporation”), together with its subsidiaries, designs, develops and manufactures hydrogen generation products based on water electrolysis technology and fuel cell products based on proton exchange membrane, or PEM, technology.

While the accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations, there are material uncertainties related to certain adverse conditions and events that cast significant doubt on the validity of this assumption. The Corporation has not yet realized consistent profitable operations and continues to use cash to fund its operations. The Corporation’s ability to continue as a going concern is dependent on the successful execution of its business plan which involves: (i) securing additional financing to fund its operations; (ii) advancing product designs for efficiency, durability, cost reduction and entry into complimentary markets; (iii) increasing market penetration and sales; (iv) actively managing its liquidity; and (v) retaining and engaging staff. At present, the success of these initiatives cannot be assured due to the material uncertainties attributed to the Corporation’s ability to obtain financing and meet its revenue targets. Given the condition of the global economy and the condition of the current global credit markets, markets for the Corporation’s products may develop more slowly than anticipated, current and potential customers may delay, reduce or cancel purchases and revenues would therefore be less than anticipated. Also the Corporation may not be able to raise additional capital, or do so on acceptable terms. These material uncertainties are further described in the three risk factors in “Item 3. Key Information — Risk Factors — Selected Risk Factors Related to Our Financial Condition as of December 31, 2008” in the annual report on Form 20-F. The consolidated financial statements do not include any adjustments or disclosures that may result from the Corporation’s inability to continue as a going concern. If the going concern assumption were not appropriate for these consolidated financial statements, adjustments may be necessary in the carrying values of assets and liabilities and the reported expenses and balance sheet classifications, such adjustments could be material.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements of Hydrogenics and its subsidiaries have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which, in the case of the Corporation, conform in all material respects with accounting principles generally accepted in the United States (“U. S. GAAP”), except as outlined in note 23.

Principles of Consolidation

The consolidated financial statements include the accounts of the Corporation and its subsidiaries, which are wholly owned. All intercompany transactions and balances have been eliminated on consolidation.

Use of Estimates

The preparation of consolidated financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

Significant estimates made by the Corporation include allowances for the fair value of goodwill, warranty provisions, stock-based compensation, potentially uncollectible accounts receivable, provisions for inventory which is carried in excess of net realizable value, and provisions for costs to complete contracts in progress and valuation allowances for future income tax assets.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on deposit and highly liquid short-term interest bearing securities with maturities at the date of purchase of less than 90 days. Cash and cash equivalents are designated as held-for-trading and carried at fair value. Changes in fair value are recorded in earnings.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Restricted Cash

Restricted cash consists of cash on deposit and highly liquid short-term interest bearing securities with maturities at the date of purchase of less than 90 days and are carried at amortized cost using the effective interest rate method. These instruments are held as partial security for standby letters of credit and letters of guarantee. Restricted cash is designated as held-for-trading and carried at fair value. Changes in fair value are recorded in earnings.

Short-term Investments

Short-term investments consisted of interest bearing securities with original terms to maturity of less than one year and are classified as held-to-maturity. As a result, short-term investments were carried at amortized cost using the effective interest rate method. The Corporation had the intention and the ability to hold these securities to maturity. Transaction costs were recognized in net loss when incurred.

Inventories

Raw materials, work-in-progress and finished goods are valued at the lower of cost, determined on a first-in first-out basis, and net realizable value. Inventory costs include the cost of material, labour, variable overhead and an allocation of fixed manufacturing overhead including amortization based on normal production volumes.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost less accumulated amortization. Property, plant and equipment are amortized from the date of acquisition or, in respect of internally constructed assets, from the time an asset is substantially completed and ready for use. The cost of internally constructed assets includes materials, labour and directly attributable overhead costs. Amortization is computed using the declining balance method as follows:

Test equipment	30% per annum
Computer hardware and software	30% per annum
Furniture and equipment	20% per annum
Automobiles	30% per annum

Leasehold improvements are amortized on a straight-line basis over the term of the lease.

The Corporation reviews the recoverability of the carrying amount of property, plant and equipment when events or circumstances indicate that the carrying amounts may not be recoverable. This evaluation is based on projections of future undiscounted net cash flows. The total of these projected net cash flows is referred to as the “net recoverable amount.” If the net recoverable amount is less than the carrying value, the asset is written down to fair value.

Goodwill and Intangible Assets

Goodwill

Goodwill represents the excess of purchase price over the fair value of identifiable assets acquired in a business combination accounted for using the purchase method of accounting. Goodwill is not amortized but is subject to fair value impairment tests on at least an annual basis and, additionally, whenever events and changes in circumstances indicate that the carrying value might not be recoverable. Impairment of goodwill is tested at the reporting unit level by comparing the reporting unit’s carrying amount, including goodwill, to the fair value of the reporting unit. The fair values of the reporting units are estimated using a combination of the income or discounted cash flows approach and the market approach, which utilizes comparable companies’ data. If the carrying amount of the reporting unit exceeds its fair value, then a second step is performed to determine the amount of impairment loss, measured as the amount by which the carrying value of the reporting unit’s goodwill exceeds its fair value, if any. Any impairment loss would be expensed in the consolidated statements of operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Intangible assets with finite useful lives

The Corporation’s intangible assets are all considered to have finite useful lives and are amortized based on their estimated useful lives as follows:

Intellectual property	50% per annum declining balance
Management services contracts	50% per annum declining balance
Product technology	4 - 7 years straight-line
Customer relationships	8 years straight-line
Trade names	3 years straight-line
ISO certifications	1 year straight-line

Management reviews the amortization methods and useful life estimates for these intangible assets annually.

The Corporation reviews the carrying amount of intangible assets with finite lives when events or circumstances indicate that the carrying amount may not be recoverable. This evaluation is based on projections of future undiscounted net cash flows. The total of these projected net cash flows is referred to as the “net recoverable amount.” If the net recoverable amount is less than carrying value, the asset is written down to fair value.

Revenue Recognition

Revenues from the sale of equipment are recognized when there is persuasive evidence of an arrangement, goods have been delivered, the amount is fixed or determinable, and collection is reasonably assured. When customer acceptance clauses are considered to be substantive, recognition of revenue is deferred until customer acceptance is received. If delivery has not occurred, the Corporation will recognize revenue provided that all other criteria are met and the risks of ownership have passed to the customer, the customer has a fixed commitment to purchase the goods, the customer requests that the delivery not occur until a later date, there is a fixed schedule for delivery of the goods, the Corporation has not retained any specific performance obligations such that the earnings process is not complete, the ordered goods have been segregated from our inventory and is not subject to being used to fill other orders and the product is complete and ready for shipment.

Revenues from long-term contracts are determined under the percentage-of-completion method whereby revenues are recognized on a pro-rata basis in relation to contract costs incurred. Costs and estimated profit on contracts-in-progress in excess of amounts billed are reflected as unbilled revenues. Losses, if any, are recognized immediately.

Equipment leases that transfer substantially all of the benefits and risks of ownership to customers are classified as sales-type leases in accordance with The Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3065, “Leases.”

Revenues relating to engineering and testing services are recognized as services are rendered. Cash received in advance of revenue being recognized on contracts is classified as unearned revenue.

The Corporation also enters into transactions that represent multiple-element arrangements, which may include any combination of equipment and service. These multiple-element arrangements are assessed to determine whether they can be separated into more than one unit of accounting or element for the purpose of revenue recognition. When the appropriate criteria for separating revenue into more than one unit of accounting is met and there is objective evidence of the fair value for all units of accounting or elements in an arrangement, the arrangement consideration is allocated to the separate units of accounting or elements based on each unit’s relative value. This objective evidence of fair value is established through prices charged for each revenue element when that element is sold separately. The revenue recognition policies described above are then applied to each unit of accounting.

Product Warranties

The Corporation typically provides a warranty for parts and/or labour for up to one year or based on certain operating specifications such as hours of operation. Warranty cost provisions are based on management’s best estimates of such costs, taking into account the specific arrangements of the transaction, past history and expected future performance of products.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Research And Product Development Costs

Research costs and costs incurred in applying for patents and licenses are expensed as incurred. Product development costs are expensed as incurred until the product or process is clearly defined and the associated costs can be identified, technical feasibility is reached, there is an intention to produce or market the product, the future market is clearly defined and adequate resources exist or are expected to be available to complete the project. To date, no product development costs have been capitalized.

Funding for research and product development includes government and non-government research and product development support. Research and product development support is recognized as the applicable costs are incurred unless it is for reimbursement of an asset, in which case it is accounted for as a reduction in the cost of the applicable asset.

Stock-Based Compensation

The Corporation has stock-based compensation plans, which are described in note 13. The Corporation estimates the fair value of stock-based compensation to employees and directors and expenses the fair value over the estimated vesting period of the stock options with the off-set being recorded in contributed surplus. Any consideration paid by employees or directors on the exercise of stock options or purchase of stock is credited to share capital together along with any previously recognized compensation expense. If shares or stock options are repurchased from employees or directors, the excess of the consideration paid over the carrying amount of the shares or stock options cancelled is charged to deficit. Forfeitures of stock-based compensation awards are accounted for in the period in which the forfeiture occurs.

Deferred Share Units

The fair value of the Corporation’s deferred share units is charged to selling, general and administrative expenses using the graded vesting method. Since the deferred share units will be settled in cash, the intrinsic value of the vested share units is revalued each quarter until the settlement date. The Corporation has set up a liability in the consolidated balance sheets, included within accounts payable and accrued liabilities, for the total intrinsic value of the vested deferred share units. Forfeitures of deferred share units are accounted for in the period in which the forfeiture occurs.

Restricted Share Unit Plan

The intrinsic value of the Corporation’s restricted share units are charged to selling, general and administrative expenses using the graded vesting method. Since the restricted share units will be settled in cash, the intrinsic value of the vested share units is revalued each quarter until the settlement date. The Corporation has set up a liability in the consolidated balance sheets, included within accounts payable and accrued liabilities, for the total intrinsic value of the vested restricted share units. Forfeitures of restricted share units are accounted for in the period in which the forfeiture occurs.

Income Taxes

Income taxes are recorded using the liability method. Future income tax amounts arise due to temporary differences between the accounting and income tax basis of the Corporation’s assets and liabilities and the unused tax losses of the Corporation. Future income tax assets and liabilities are measured using substantively enacted income tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in income tax rates and laws is recognized in the period that includes the date of substantive enactment. Future income tax assets are recognized to the extent that realization of such benefits is considered to be more likely than not.

Foreign Currency Translation

Monetary assets and liabilities denominated in currencies other than the functional currency are translated at the rate of exchange in effect at the end of the period. Non-monetary assets and liabilities are translated at historical rates of exchange. Revenue and expense items denominated in currencies other than the functional currency are translated into functional currency at the average rate of exchange for the period, except for amortization, which is translated at historical rates. Resultant gains and losses are included in the results of operations.

Assets and liabilities of the Corporation’s Belgian subsidiary are considered to be self-sustaining and are translated into US dollars at the period-end exchange rates, and the results of its operations are translated at the average rate of exchange for the period. The resulting translation adjustments are accumulated in a separate component of shareholders’ equity.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The operations of the Corporation’s other subsidiaries are considered integrated with those of the Corporation and, accordingly, their accounts are translated into US dollars using the temporal method. Under this method, monetary assets and liabilities are translated using the period-end exchange rate, and non-monetary items are translated using historical rates of exchange. Revenues and expenses of this subsidiary are translated at the average exchange rate for the period, except for amortization, which is translated at historical rates of exchange. Resultant gains and losses are included in the results of operations.

Net Loss Per Share

Basic net loss per share is calculated based on the weighted average number of common shares outstanding for the year. Diluted net loss per share is calculated using the daily weighted average number of common shares that would have been outstanding during the year had all potential common shares been issued at the beginning of the year or when the underlying options or warrants were granted, if later unless anti-dilutive. The treasury stock method is used to determine the incremental number of shares that would have been outstanding had the Corporation used proceeds from the exercise of options and warrants to acquire common shares.

Financial Instruments

All financial instruments are measured at fair value on initial recognition. After initial recognition, financial instruments are measured at their fair values, except for financial assets classified as held to maturity or loans and receivables and other financial liabilities, which are measured at amortized cost.

NOTE 3 – NEW ACCOUNTING STANDARDS

The Corporation has adopted the following changes to its accounting policies:

(i)    Canadian standards

CICA Handbook Section 1535, “Capital Disclosures,” Section 3862 “Financial Instruments - Disclosures,” and Section 3863, “Financial Instruments - Presentation.” Section 1535 establishes disclosure requirements about an entity’s capital and how it is managed. The purpose is to enable users of the financial statements to evaluate objectives, policies and processes for managing capital. Sections 3862 and 3863 replaced Section 3861, “Financial Instruments — Disclosure and Presentation,” revising and enhancing disclosure requirements while carrying forward its presentation requirements. These new sections place increased emphasis on disclosure about the nature and extent of risks arising from financial instruments and how the entity manages those risks. These sections apply to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. The Corporation has adopted this new guidance effective January 1, 2008. These standards changed the disclosure provided by the Corporation.

In May 2007, the CICA issued Handbook Section 3031, “Inventories,” which replaced the existing Section 3030 “Inventories.” The standard introduced changes to the measurement and disclosure of inventory. This standard is effective for interim and annual periods related to fiscal years beginning on or after January 1, 2008 with earlier application encouraged. The Corporation adopted this new guidance effective January 1, 2008. This standard did not have a material impact on its consolidated financial position, results of operations or cash flows; however, the Corporation now carries inventory at the lower of cost and net realizable value. Previously, the Corporation carried inventory at the lower of cost and replacement cost.

In May 2007, the Canadian Accounting Standards Board (“AcSB”) amended Section 1400, “General Standards of Financial Statement Presentation,” to change the guidance related to management’s responsibility to assess the ability of the entity to continue as a going concern. Management is required to make an assessment of an entity’s ability to continue as a going concern and should take into account all available information about the future, which is at least, but is not limited to, 12 months from the balance sheet date. Disclosure is required of material uncertainties related to events or conditions that may cast significant doubt upon the entity’s ability to continue as a going concern. The Corporation adopted this new guidance effective January 1, 2008.

In January 2008, the CICA issued CICA Emerging Issues Committee (“EIC”) EIC-169 “Embedded Foreign Currency Derivatives” (“EIC-169”). Guidance in EIC-169 should be applied retrospectively to embedded foreign currency derivatives in host contracts that are not financial instruments accounted for in accordance with Section 3855 in financial statements issued for interim and annual periods ending on or after March 15, 2008. This new EIC assists in the interpretation of the phrase “routinely denominated” as used in Section 3855 and also assists in determining which factors can be used to determine whether a contract for the purchase or sale of a non-financial item such as a commodity is routinely denominated in a particular currency in commercial transactions around

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

the world. The Corporation adopted this standard effective January 1, 2008. The adoption of this standard did not have a material impact on the Corporation’s consolidated financial position, results of operations or cash flows.

(ii)    US standards

The following changes only apply to note 23 of the consolidated financial statements.

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 establishes a framework for measuring the fair value of assets and liabilities. This framework is intended to provide increased consistency in how fair value determinations are made under various existing accounting standards that permit, or in some cases require, estimates of fair market value. SFAS 157 also expands financial statement disclosure requirements about a corporation’s use of fair value measurements, including the effect of such measures on earnings. This standard is effective for fiscal years beginning after November 15, 2007. The Corporation adopted this new guidance effective January 1, 2008. This standard did not change the Corporation’s consolidated financial position, results of operations or cash flows. For non-financial assets and non-financial liabilities, the standard is effective for financial statements issued for fiscal years beginning after November 15, 2008. The Corporation plans to adopt this guidance effective January 1, 2009. The Corporation is currently assessing the effect this standard may have on the Corporation’s results of operations and consolidated financial position.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of FASB Statement No. 115” (“SFAS 159”). SFAS 159 is expected to expand the use of fair value accounting but does not affect existing standards which require certain assets or liabilities to be carried at fair value. The objective of SFAS 159 is to improve financial reporting by providing companies the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. Under SFAS 159, a Corporation may choose, at specified election dates, to measure eligible items at fair value and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS 159, for financial assets and financial liabilities, is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Corporation adopted this new guidance effective January 1, 2008. This standard did not have a material affect on the Corporation’s consolidated financial position, results of operations or cash flows.

New Accounting Standards

The following changes will be adopted in the future.

(i)      Canadian standards

In February 2008, the CICA issued Handbook Section 3064 “Goodwill and Intangible Assets,” which replaced existing Sections 3062 “Goodwill and Other Intangible Assets” and 3450 “Research and Development Costs.” The new standard introduced changes to recognition, measurement and disclosure of goodwill and intangible assets. The provisions relating to the definition and initial recognition of intangible assets are equivalent to the corresponding provisions of International Financial Reporting Standard IAS 38, “Intangible Assets.” The new standard also provides guidance for the recognition of internally developed intangible assets, including assets developed from research and development activities, ensuring consistent treatment of all intangible assets, whether separately acquired or internally developed. Section 3064 applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008 with earlier adoption encouraged. The Corporation anticipates adopting this new guidance effective January 1, 2009. The Corporation is currently assessing the effect this standard may have on the Corporation’s results of operations and consolidated financial position.

In January 2009, the CICA issued Handbook Sections 1582 “Business Combinations”, 1601 “Consolidated Financial Statements” and 1602 “Non-controlling interests”. These sections replace the former CICA 1581, Business Combinations and CICA 1600, Consolidated Financial Statements and establish a new section for accounting for a non-controlling interest in a subsidiary. CICA 1582 is effective for business combinations for which the acquisition date is on/after the beginning of the first annual reporting period beginning on/after January 1, 2011. CICA 1601 and CICA 1602 apply to interim and annual consolidated financial statements relating to years beginning on/after January 1, 2011. The Corporation is currently assessing the effect these standards may have on the Corporation’s results of operations and consolidated financial position.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(iii)   US standards

The following changes will only apply to note 23 of the consolidated financial statements.

In December 2007, the FASB issued Statement SFAS No. 141 (revised 2007), “Business Combinations,” which replaces SFAS No 141. The standard retains the purchase method of accounting for acquisitions, but requires a number of changes, including changes in the way assets and liabilities are recognized in the purchase accounting. It also changes the recognition of assets acquired and liabilities assumed arising from contingencies, requires the capitalization of in-process research and development at fair value, and requires the expensing of acquisition-related costs as incurred. SFAS No. 141R is effective for the Corporation beginning January 1, 2009 and will apply prospectively to business combinations completed on or after that date.

NOTE 4 - RISK MANAGEMENT ARISING FROM FINANCIAL INSTRUMENTS

For the year ended December 31, 2008, the Corporation adopted the requirements of CICA Handbook Section 3862, “Financial Instruments - Disclosures,” which apply to fiscal years beginning on or after October 1, 2007. This section requires disclosures relating to: (i) the significance of financial instruments for financial position and performance; and (ii) the nature and extent of the Corporation’s exposure to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk and interest rate risk, and how the Corporation manages those risks.

Under Canadian GAAP, financial instruments are classified into one of the following categories: (i) held-for-trading; (ii) held-to-maturity; (iii) available for sale; (iv) loans and receivables; (v) and other financial liabilities. The following table summarizes information regarding the carrying value of the Corporation’s financial instruments:

	2008	2007
Held for trading (i)	$22,731	$15,460
Held to maturity (ii)	—	15,032
Loans and receivables (iii)	4,479	13,563
Other financial liabilities (iv)	17,298	18,166

(i)	Includes cash and cash equivalents and restricted cash
(ii)	Short-term investments
(iii)	Includes accounts receivable
(iv)	Includes financial liabilities included within accounts payable and accrued liabilities

Liquidity

The Corporation has sustained losses and negative cash flows from operations since its inception. At December 31, 2008, the Corporation had approximately $22,731 of cash and cash equivalents and restricted cash. The Corporation’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. The Corporation achieves this by maintaining sufficient cash and cash equivalents and short-term investments. The Corporation monitors its financial position on a monthly basis and updates its expected use of cash resources based on the latest available data.

There are uncertainties related to the timing and use of the Corporation’s cash resources. Note 1. Description of Business and Going Concern, discloses the risks surrounding the timing and the use of the Corporation’s cash resources.

Credit risk

Credit risk arises from the potential that a counterparty will fail to perform its obligations. The Corporation is exposed to credit risk from customers. At December 31, 2008, the Corporation’s two largest customers accounted for 18% (12% at December 31, 2007) and 7% (5% at December 31, 2007) of revenues, respectively. In order to minimize the risk of loss for trade receivables, the Corporation’s extension of credit to customers involves a review and approval by senior management as well as progress payments as contracts are executed. The majority of the Corporation’s sales are invoiced with payment terms between 30 and 60 days. The Corporation’s objective is to minimize its exposure to credit risk from customers in order to prevent losses on financial assets by performing regular monitoring of overdue balances and provides allowance for potentially uncollectible accounts receivable.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Corporation reviews its trade receivable accounts regularly and writes down their carrying values to their expected realizable values by making an allowance for doubtful receivables as soon as the account is determined not to be fully collectible. This is done using management’s evaluation of the situation on a customer by customer basis. The Corporation’s assessment of outstanding receivables from customers is primarily based on the Corporation’s assessment of the credit worthiness of the customer. The allowance is charged against earnings. Shortfalls in collections are applied against this provision. Estimates for the allowance for doubtful debts are determined by a customer-by-customer evaluation of collectability at each balance sheet reporting date take into account the amounts that are past due and any available relevant information on the customers’ liquidity and going concern problems.

The Corporation’s trade receivables have a carrying value of $3,661 as at December 31, 2008, representing the maximum exposure to credit risk of those financial assets, exclusive of the allowance for doubtful accounts. Normal credit terms for amounts due from customers call for payment within 30 to 60 days. An insignificant amount of these receivables were past due as at December 31, 2008.

The Corporation’s exposure to credit risk for trade receivables by geographic area as at December 31, 2008 was as follows:

Europe	46%
United States	13%
Asia	32%
Rest of world	9%
100%

The activity of the allowance for doubtful accounts for the period is as follows:

	2008	2007
Allowance for doubtful accounts — beginning of period	$351	$320
Bad debt expense	126	191
Write-off of bad debts	(249)	(160)
Allowance for doubtful accounts — end of period	$228	$351

The Corporation may also have credit risk relating to cash and cash equivalents and restricted cash, which it manages by dealing with large chartered Belgian, Canadian and German banks and investing in highly liquid investments. The Corporation’s objective is to minimize its exposure to credit risk in order to prevent losses on financial assets by placing its investments in lower risk bank acceptances of these Chartered banks. The Corporation’s cash and cash equivalents and restricted cash carrying value is $22,731, representing the maximum exposure to credit risk of these financial assets. Approximately 82% of the Corporation’s cash and restricted cash at December 31, 2008 were held by four financial institutions. The Corporation’s exposure to credit risk relating to cash and cash equivalents and short-term investments, segmented by geographic area as at December 31, 2008, was as follows:

Canada	37%
Belgium	54%
Germany	9%
100%

Foreign currency risk

Foreign currency risk arises because of fluctuations in exchange rates. The Corporation conducts a significant portion of its business activities in foreign currencies, primarily Canadian dollars and the euro. The Corporation’s objective in managing its foreign currency risk is to minimize its net exposures to foreign currency cash flows by converting foreign denominated financial assets into the applicable functional currency of the subsidiary to the extent practical to match the obligations of its financial liabilities. Financial assets and financial liabilities denominated in foreign currencies will be affected by changes in the exchange rate between

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

the US dollar and these foreign currencies. The Corporation recognized foreign exchange gains in the year ended December 31, 2008 of $188 compared to foreign exchange gains of $2,617 in the year ended December 31, 2007.

If a shift in foreign exchange rates of 10% were to occur, the exchange gain or loss on the net financial assets could be plus or minus $1,704. This amount would be recorded in the consolidated statements of operations.

Interest rate risk

Interest rate risk arises because of the fluctuation in market interest rates. The Corporation’s objective in managing interest rate risk is to maximize the return on its cash and cash equivalents and restricted cash. The Corporation is subject to interest rate risk on its cash and cash equivalents and short-term investments; however, the Corporation does not have any long-term debt and hence is not subject to interest rate risk from borrowings. If a shift in interest rates of 10% were to occur, the impact on cash and cash equivalents, restricted cash, and short-term investments and the related net loss for the period could be plus or minus $100.

Fair value

The carrying value of cash and cash equivalents, restricted cash, accounts receivable, and accounts payable and accrued liabilities approximates their fair value given their short-term nature.

Management of capital

The Corporation’s objective in managing capital is to ensure sufficient liquidity to pursue its growth strategy, fund research and product development, undertake selective acquisitions, while at the same time taking a conservative approach toward financial leverage and management of financial risk.

The Corporation’s capital is composed of share capital, contributed surplus, accumulated deficit and foreign currency translation adjustments included within accumulated other comprehensive income (loss). The total capital as at December 31, 2008 is $25, 483. The Corporation’s primary uses of capital are to finance operating cash flow, increases in non-cash working capital and capital expenditures. The Corporation currently funds these requirements from internally generated cash flows and cash raised through past share issuances. The Corporation’s objectives when managing capital are to ensure the Corporation will continue to have enough liquidity so that it can provide its products and services to its customers and returns to its shareholders.

The Corporation governs its capital on the basis of the adequacy of its cash resources to fund its business plan. In order to maximize its ability to finance the Corporation’s ongoing growth, the Corporation does not currently pay a dividend to holders of its common shares.

NOTE 5 — BUSINESS STREAMLINING INITIATIVES AND WIND UP OF TEST EQUIPMENT BUSINESS

On March 20, 2007 and November 6, 2007, the Corporation’s Board of Directors approved a restructuring and streamlining of the Corporation’s operations in order to reduce its overall cost structure. In March 2007, the Corporation recorded a $2,100 charge for severance and related expenses, which are included in selling, general and administrative expenses. The major part of this charge pertained to the Power Systems business segment.

In November 2007, the Corporation recorded an additional $1,990 charge for severance and related expenses for these initiatives, which are included in selling, general and administrative expenses as at December 31, 2007. These amounts were charged to the business segments as follows: $846 for Power Systems; $142 for OnSite Generation; and $1,002 for Corporate and Other business segments. As at December 31, 2008, the Corporation had paid $1,981 in respect of these charges. The remaining balance of $9 at December 31, 2008 is anticipated to be paid in 2009.

On November 7, 2007, the Corporation announced plans to wind up its fuel cell test products design, development and manufacturing business, due to lower than planned gross margin and growth prospects and not achieving certain operating targets. During the year ended December 31, 2007, the Corporation incurred $2,016 in respect of severance and related expenses, and the writeoff of inventory. Of the $2,016 recorded during the year ended December 31, 2007, no severance and related expenses remain unpaid at December 31, 2008.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 - GOODWILL AND IMPAIRMENT CHARGES

The Goodwill of $5,025 relates to the OnSite Generation business acquisition in fiscal 2005.

During 2006, the Corporation performed a comprehensive assessment of its business and operating plans. As a result of these assessments, and a resulting change in strategy, management revised its previous estimates of the growth and development of its OnSite Generation business. In addition, management also determined that the revenues of the Test System business would be lower than previously anticipated as a result of slower adoption of fuel cell technology in end user markets. Due to the significance of these changes, management performed an evaluation of the recoverability of the long-lived assets of the OnSite Generation and Test Systems segments and completed fair value impairment tests of the goodwill related to the OnSite Generation and Test Systems reporting units as at September 30, 2006, in addition to its annual impairment test at December 31, 2006.

Based on the results of these assessments, the Corporation recorded the following impairment charges in 2006:

Goodwill of the OnSite Generation reporting unit	$59,388
Intangible assets of the OnSite Generation reporting unit	26,333
Goodwill of the Test Systems reporting unit	5,113
Total	$90,834

The fair value used in the impairment charge calculations was determined using the Corporation’s best estimates of future cash flows and considered the weighted average cost of capital for comparable companies.

The remaining identifiable intangible assets related to the Corporation’s OnSite Generation business comprised product technology, which continued to be amortized over its remaining useful life.

NOTE 7 - ACCOUNTS RECEIVABLE

	2008	2007
Trade accounts receivable	$3,661	$12,683
Less: Allowance for doubtful accounts	(228)	(351)
Goods and services tax	541	381
Allowance for doubtful accounts – end of period	$3,974	$12,713

NOTE 8 - INVENTORIES

	2008	2007
Raw materials	$4,938	$5,070
Work-in-progress	5,004	6,768
Finished goods	159	821
	$10,101	$12,659

During the year-ended December 31, 2008, the Corporation recorded write-downs of approximately $1,298 (December 31, 2007 – $811). During the period, approximately $29,851 of inventory was expensed in cost of sales (December 31, 2007 - $29,725).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 - PROPERTY, PLANT AND EQUIPMENT

As at December 31, 2008, the net book value of property, plant and equipment is as follows:

		Accumulated
	Cost	amortization	Net book Value
Test equipment	$6,250	$5,336	$914
Furniture and equipment	4,679	2,471	2,208
Computer hardware and software	2,619	1,874	745
Leasehold improvements	1,000	799	201
Automobiles	43	29	14
	$14,591	$10,509	$4,082

As at December 31, 2007, the net book value of property, plant and equipment is as follows:

		Accumulated
	Cost	amortization	Net book Value
Test equipment	$6,030	$4,544	$1,486
Furniture and equipment	4,192	2,141	2,051
Computer hardware and software	2,829	1,870	959
Leasehold improvements	1,066	739	327
Automobiles	69	45	24
	$14,186	$9,339	$4,847

Test equipment and furniture and equipment under construction, as at December 31, 2008, not yet subject to amortization amounted to $28 (2007 - $419). The net book value of equipment under capital lease as at December 31, 2008 was $33 (2007 - $49).

NOTE 10 - INTANGIBLE ASSETS

As at December 31, 2008, the carrying value of intangible assets is as follows:

		Accumulated
		amortization
		and impairment
	Cost	charge	Net book Value
Product technology	$30,300	$30,300	$—

As at December 31, 2007, the carrying value of intangible assets is as follows:

		Accumulated
		amortization
		and impairment
	Cost	charge	Net book Value
Product technology	$30,300	$30,051	$249

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 - ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2008	2007
Trade accounts payable	$4,506	$3,748
Warranty liability accruals	3,717	3,592
Supplier accruals	3,165	1,829
Accrued payroll costs	2,067	1,734
Facility accruals	1,400	1,975
Severance and related compensation payments	1,693	4,136
Accrued professional fees	433	487
Provincial capital tax payable	25	195
Current portion of long-term debt (note 11)	10	16
Other	282	454
	$17,298	$18,166

Included within severance and related compensation payments is a post-retirement benefit obligation for $1,050. The liability is a defined benefit plan to be paid to a beneficiary. The Corporation has valued the obligation based on estimates of future cash flows. The key assumptions used in this valuation are annual payments ($100) the expected life of the beneficiaries (approximately 11.5 years) and the discount rate (4%). The amount expensed in 2008 is $340.

Total severance and related expenses included in Selling, General and Administration for 2008 was $nil (2007 — $4,090).

Information regarding the changes in the Corporation’s aggregate product warranty liabilities is as follows for the year ended December 31, 2008:

Balance, December 31, 2007	$3,592
Accruals for warranties issued during the year	2,332
Settlements made during the year	(1,499)
Reversals of accruals during the year	(708)
Balance, December 31, 2008	$3,717

NOTE 12 - LONG-TERM DEBT

The Corporation has various equipment leases accounted for as capital leases. At December 31, 2008, the outstanding amount payable, net of future payments representing interest, is $10 (2007 - $27). The Corporation has charged to expense interest of $1 in 2008 (2007 - $2) on these capital leases at an effective weighted average interest rate of approximately 11% per annum.

The present value of future debt repayments is as follows:

2009	$10
Less: Current portion	(10)
$—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 - EMPLOYEE STOCK-BASED COMPENSATION

Stock Option Plan

During 2000, the Corporation adopted an employee stock option plan. As at December 31, 2008, the number of common shares that may be issued under the stock option plan was 12,000,000. As at December 31, 2008, 3,144,340 common shares had been issued through the exercise of stock options under this plan. Up to 8,855,660 additional common shares are available to be issued in connection with the exercise of stock options. Of the 8,855,660 available common shares, 6,129,779 have been issued as stock options that were outstanding at December 31, 2008. All options are for a term of ten years from the date of grant and vest over four years unless otherwise determined by the Board of Directors.

A summary of the Corporation’s employee stock option plan activity is as follows:

	2008		2007		2006
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Number	price	Number	price	Number	price
	of shares	(CAN$)	of shares	(CAN$)	of shares	(CAN$)
Outstanding, beginning of year	6,932,303	4.05	6,893,353	4.85	6,243,753	5.22
Granted	1,300,004	0.58	1,644,960	1.17	1,470,400	3.16
Exercised	(639,980)	0.20	—	—	(236,500)	2.01
Forfeited	(1,374,858)	4.17	(1,250,810)	4.72	(584,300)	5.73
Expired	(87,690)	7.36	(355,200)	5.65	—	—
Outstanding, end of year	6,129,779	3.64	6,932,303	4.05	6,893,353	4.85
Options exercisable, end of year	4,043,830	4.96	4,333,740	4.47	4,518,681	5.32

The following table summarizes information about the Corporation’s share options outstanding as at December 31, 2008:

All options granted after November 1, 2000, the date of the Corporation’s initial public offering, have an exercise price equal to the closing share price on the Toronto Stock Exchange the day prior to the grant.

	Number	Weighted	Weighted	Number	Weighted
	outstanding at	average	average	exercisable at	average
	December 31	remaining	share price	December 31,	share price
Exercise price CAN$	2008	contractual life	(CAN$)	2008	(CAN$)
0.01 - 0.29	144,000	1.07	0.29	144,000	0.29
0.30 - 1.00	1,230,599	9.19	0.58	0	0
1.01 - 2.00	1,652,375	7.55	1.22	1,044,186	7.15
2.01 - 4.00	631,050	6.96	3.22	412,906	6.28
4.01 - 5.00	597,800	4.82	4.47	576,595	4.47
5.01 - 6.00	516,008	5.11	5.70	508,196	5.70
6.01 - 8.00	288,617	5.26	6.60	288,617	6.60
8.01 - 18.15	1,069,330	2.56	9.36	1,069,330	9.36
	6,129,779	6.21	3.64	4,043,830	4.96

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Stock options granted to employees during 2008 and 2007 are valued using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate 3.46% (2007 — 4.11%), average expected life of four years, expected volatility 64% (2007 — 56%) and no dividends. The fair value of the stock options granted during 2008 was $387 (2007 - $773) (weighted average $0.30 per share) (2007 - $0.47) and the related expense recognized in the consolidated statement of operations for the year ended December 31, 2008 was $694 ($0.01 per share on a basic and diluted basis) (2007 - $1,553, 2006 - $1,832).

Deferred Share Unit Plan

In 2004, the Board of Directors authorized a deferred share unit plan (“DSU Plan”) for directors. Pursuant to the DSU Plan, non-employee directors are entitled to receive all or any portion of their annual cash retainer and meeting fees in the form of deferred share units (“DSUs”) instead of cash. In addition, the Board of Directors may, at its discretion, make annual awards to non-employees of DSUs as, or in lieu of, non-cash compensation. As a result of the implementation of the DSU Plan, directors are not eligible to receive additional awards of stock options. A DSU is a unit, equivalent in value to a common share of the Corporation, credited by means of a bookkeeping entry in the books of the Corporation, to an account in the name of the non-employee director. Each DSU entitles the participant to receive a cash payment or common shares, at the option of the Corporation, upon termination of directorship in an amount calculated with reference to the trading price of a Hydrogenics common share on the Toronto Stock Exchange on the date of termination. Compensation cost for DSUs granted under the DSU Plan is recorded as an expense with a corresponding increase in accrued liabilities and is measured at intrinsic value. Changes in intrinsic value between the grant date and the measurement date result in a change in the measure of compensation cost.

During the year ended December 31, 2008, 336,755 (2007- 335,420) DSUs were issued with immediate vesting on the date of issuance. As at December 31, 2008, 750,103 (2007- 443,418) DSUs were outstanding under the DSU Plan. As a result, the Corporation recognized a compensation expense (recovery) of $(170) for the year ended December 31, 2008 (2007 - $281; 2006 - $315) as a result of the reduction in the intrinsic value of the DSUs between the grant date and the measurement date.

Restricted Share Unit Plan

In 2008, the Board of Directors authorized a restricted share unit (“RSU Plan”) for senior executives. Pursuant to the RSU Plan, senior executives may be granted a portion of their long term incentive plan in the form of restricted share units (“RSUs”) instead of stock options.

A RSU is a unit, equivalent in value to a common share of the Corporation, credited by means of a bookkeeping entry in the books of the Corporation, to an account in the name of the senior executive. Each RSU entitles the participant to receive a cash payment no later than December 31 of the third calendar year following the year in respect of which the RSUs were granted. Compensation cost for RSUs granted under the RSU Plan is recorded as an expense with a corresponding increase in accrued liabilities and is measured at intrinsic value. Changes in intrinsic value between the grant date and the measurement date result in a change in the measure of compensation cost.

During the year ended December 31, 2008, 1,287,500 (2007 — nil) RSUs were awarded with vesting over a three year period. As at December 31, 2008, 1,287,500 (2007 - nil) RSUs were outstanding under the RSU Plan. As a result, the Corporation recognized a compensation expense of $113 for the year ended December 31, 2008 (2007 - $nil, 2006 - $nil).

NOTE 14 - RESEARCH AND PRODUCT DEVELOPMENT

Research and product development expenses are recorded net of third party program funding received or receivable. For 2008, 2007 and 2006, research and product development expenses and program funding, which have been received or are receivable as follows:

	2008	2007	2006
Research and product development expenses	$8,716	$10,346	$12,024
Research and product development funding	(1,420)	(656)	(2,645)
Total research and product development expenses	$7,296	$9,690	$9,379

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 - COMMITMENTS

The Corporation incurred rental expenses of $1,856 under operating leases in 2008 (2007 - $1,823; 2006 - $1,120). The Corporation has future minimum lease payments under operating leases relating to premises and office equipment as follows:

2009	$1,556
2010	970
2011	544
2012	422
2013	391
Thereafter	229
$4,112

The Corporation has entered into repayable contribution and other research and development arrangements with various Canadian governmental ministries and public sector enterprises. Under these arrangements, the Corporation is eligible to receive up to $10,927 (2007 - $13,430; 2006 - $12,051) toward agreed upon research and development project costs. The amount received or receivable as at December 31, 2008 was $10,927 (2007 - $13,430; 2006 - $11,594). These arrangements will expire in stages ending on March 31, 2016 or when total amounts repaid reach the utilized amount of the advance, depending on the terms of the individual contracts.

NOTE 16 - CONTINGENCIES

As at December 31, 2008, the Corporation has outstanding standby letters of credit and letters of guarantee issued by several financial institutions, which total $2,306 (December 31, 2007 - $5,213) with expiry dates extending to October 2011. The Corporation has restricted cash totaling $1,130 as partial security for these standby letters of credit and letters of guarantee. These instruments relate primarily to obligations in connection with the terms and conditions of the Corporation’s sales contracts. The standby letters of credit and letters of guarantee may be drawn upon by the customer if the Corporation fails to perform its obligations under the sales contracts and the Corporation would be liable to the financial institution for the amount of the standby letter of credit or letter of guarantee in the event that the instruments are drawn.

In 1998, Stuart Energy, now a wholly-owned subsidiary of the Corporation, entered into an agreement with Technologies Partnerships Canada (“TPC”), a program of Ministry of Industry of the Government of Canada to develop and demonstrate Hydrogen Fleet Fuel Appliances. This agreement was amended in 2003 to expand the scope of work and resulted in Stuart Energy receiving a total of $5,600 of funding from TPC. Pursuant to the amended TPC agreement, Stuart Energy undertook to repay $14,200 (the “Repayable Loan Amount”). The amended agreement requires Stuart Energy to commence making royalty payments on the earlier of Stuart Energy reaching a minimum of CAD $90,000 in annual gross business revenues or April 1, 2007. In accordance with the terms of the agreement, Stuart Energy is required to commence payments to TPC at 0.53% of its annual gross business revenues for a period of 12 years or until the Repayable Loan Amount is fully repaid. To date, the Corporation has recognized $42,800 million in revenues and recorded a repayable amount of $227.

The Corporation has entered into indemnification agreements with its current and former directors and officers to indemnify them, to the extent permitted by law, against any and all charges, costs, expenses, amounts paid in settlement and damages incurred by the directors and officers as a result of any lawsuit or any other judicial, administrative or investigative proceeding in which the directors and officers are sued as a result of their service. These indemnification claims will be subject to any statutory or other legal limitation period. The nature of the indemnification agreements prevents the Corporation from making a reasonable estimate of the maximum potential amount it could be required to pay to counterparties. The Corporation has purchased directors’ and officers’ liability insurance. The Corporation is unaware of any actions with respect to these agreements. No amount has been recorded in the consolidated financial statements with respect to these indemnification agreements.

In the normal course of operations, the Corporation may provide indemnification agreements, other than those noted above, to counterparties that would require the Corporation to compensate them for costs incurred as a result of changes in laws and regulations or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

consequence of the transaction. The terms of these indemnification agreements will vary based on the contract. The nature of the indemnification agreements prevents the Corporation from making a reasonable estimate of the maximum potential amount it could be required to pay to counterparties. The Corporation is unaware of any actions pursuant to these agreements. No amount has been recorded in the consolidated financial statements with respect to these indemnification agreements.

NOTE 17 - LINES OF CREDIT

The Corporation has operating lines of credit available up to $11,535 in total (2007—$13,788). As of December 31, 2008 and 2007, the Corporation has no indebtedness on these lines of credit. The operating facilities are denominated in Canadian dollars and bear interest at the Royal Bank of Canada prime rate plus 0.5% and EURIBOR, respectively. The facility is due on demand and collateralized by a general security agreement over all assets. The Corporation’s lines of credit available are reduced by the amount of outstanding standby letters of credit and letters of guarantee, if any issued from time to time by several financial institutions.

NOTE 18 - RELATED PARTY TRANSACTIONS

In the normal course of operations, the Corporation subcontracts certain manufacturing functions to a corporation owned by a relative of one of the principal shareholders of the Corporation. Billings by this related corporation for material totalled $220 in 2008 (2007 - $823; 2006 - $968). At December 31, 2008, the Corporation has an accounts payable balance due to this related party of $34 (2007 - $58; 2006 - $1). All related party transactions have been recorded at the exchange amount, which is the consideration paid or received as established and agreed to by the related parties. The cost of these transactions reflect price and terms which are in accordance with normal trade practices.

NOTE 19 - INCOME TAXES

As at December 31, 2008, the Corporation has available income tax loss carryforwards of $222,719 that may be used to reduce taxable income in future years, expiring as follows:

2009	$33,049
2010	15,128
2013	19,757
2014	35,335
2015	21,545
2026	18,716
2027	22,701
2028	11,375
No expiry	45,113
$222,719

As at December 31, 2008, the Corporation has unclaimed scientific research and experimental development expenditures of $27,355 (2007 - $30,108) that can be used to offset future income over an indefinite period. The Corporation also has non-refundable investment tax credits amounting to approximately $6,775 (2007 - $7,690) that can be used to reduce future federal income taxes payable, expiring between 2020 and 2026.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Components of the Corporation’s net future income tax asset, which are primarily arising in Canada, are:

	2008	2007
Assets
Non-capital losses	$66,844	$87,122
Scientific research and experimental development expenses	7,835	8,731
Property, plant and equipment and intellectual property	12,321	15,140
Investment tax credits	5,759	6,536
Warranty and other provisions	533	937
Share issue costs	(201)	(145)
Valuation allowance	(93,091)	(118,321)
Net future income tax asset	$—	$—

The Corporation has recorded a valuation allowance to reflect uncertainties associated with the realization of all future income tax assets.

The Corporation’s computation of income tax expense is as follows:

	2008	2007	2006
Loss before income taxes	$(14,203)	$(28,046)	$(130,939)
Statutory income tax rate	33.50%	36.12%	32.96%
Income tax recovery at statutory rate	(4,758)	(10,130)	(43,157)
Non-deductible expenses	185	433	497
Other permanent and temporary differences	1,018	24	(359)
Expiry of non-capital losses	7,438	—	—
Effect of income tax and rate changes on future income taxes	(1,111)	10,651	6,635
Effect foreign currency rate changes on future income taxes	21,119	(15,528)	—
Currency effect of difference in US dollar financial reporting compared with CAN dollar income tax reporting	1,340	(1,390)	1,410

Foreign exchange gain on CAN dollar denominated future income taxes	—	—	(34)
Change in valuation allowance related to the current year	(25,230)	15,940	5,065
Writedown of intangible assets and goodwill	—	—	29,943
Other	$116	$22	$(180)
Income tax expense (recovery)	116	22	(180)

NOTE 20 - NET LOSS PER SHARE

Net loss per share is calculated using the weighted average number of common shares outstanding for the year of 92,080,656 shares in 2008 (2007 - 91,797,911; 2006 - 91,816,049). No effect has been given to the potential exercise of stock options and warrants in the calculation of diluted net loss per share as the effect would be anti-dilutive.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 - CHANGES IN NON-CASH WORKING CAPITAL

Components of the net change in non-cash working capital are as follows:

	2008	2007	2006
Decrease (increase) in current assets
Accounts receivable	$7,335	$(2,687)	$(2,305)
Grants receivable	320	1,290	(64)
Inventories	2,558	59	(4,033)
Prepaid expenses and other current assets	(89)	507	814

Increase (decrease) in current liabilities
Accounts payable and accrued liabilities	(1,050)	(3,486)	5,580
Unearned revenue	(4,257)	217	5,037
	$4,817	$(4,100)	$5,029

NOTE 22 - SEGMENTED FINANCIAL INFORMATION

The Corporation’s reportable segments include: (i) OnSite Generation; (ii) Power Systems; and (iii) Test Systems. Where applicable, corporate and other activities are reported separately as Corporate and Other. Accordingly, operating segments have changed from prior years and all years have been restated to reflect the new organization.

OnSite Generation includes the design, development, manufacture, and sale of hydrogen generation products. Power Systems includes the design, development, manufacture, and sale of fuel cell products. Test Systems includes the manufacturing and sale of fuel cell test products and diagnostic testing services.

Financial information by reportable segment for the years ended December 31, 2008, 2007 and 2006 is as follows:

	Year ended December 31, 2008
	OnSite	Power	Test	Corporate
	Generation	Systems	Systems	and Other	Total
Revenue from external customers	$31,207	$5,643	$2,490	$—	$39,340
Amortization of intangible assets	—	—	—	249	249
Impairment charge	—	—	—	—	—
Amortization of property, plant and equipment	—	—	—	855	855
Interest income	—	—	—	940	940
Interest expense	—	—	—	(17)	(17)
Income tax expense	—	—	—	116	116
Segment income (loss) (i)	$2,106	$(9,757)	$(469)	$(6,199)	$(14,319)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Year ended December 31, 2007
	OnSite	Power	Test	Corporate
	Generation	Systems	Systems	and Other	Total
Revenue from external customers	$19,608	$6,103	$12,279	$—	$37,990
Amortization of intangible assets	—	—	—	251	251
Amortization of property, plant and equipment	—	—	—	903	903
Interest income	—	—	—	2,301	2,301
Interest expense	—	—	—	(52)	(52)
Income tax expense	—	—	—	22	22
Segment loss (i)	$(5,436)	$(14,283)	$(1,465)	$(6,884)	$(28,068)

	Year ended December 31, 2006
	OnSite	Power	Test	Corporate
	Generation	Systems	Systems	and Other	Total
Revenue from external customers	$12,032	$6,943	$11,084	$—	$30,059
Amortization of intangible assets	—	—	—	7,139	7,139
Impairment charge	—	—	—	90,834	90,834
Amortization of property, plant and equipment	—	—	—	1,948	1,948
Interest income	—	—	—	3,607	3,607
Interest expense	—	—	—	(56)	(56)
Income tax recovery	—	—	—	(180)	(180)
Segment income (loss) (i)	$(14,885)	$(7,182)	$279	$(108,971)	$(130,759)

(i) Segment loss includes directly attributable selling, general and administration costs, product research and development costs net of associated grants, amortization of property, plant and equipment and amortization of intangible assets.

The accounting policies for inter-segment transactions are the same as those described in note 2.

Intangible assets and goodwill relating to the Corporation’s OnSite Generation segment as at December 31, 2008 were $nil and $5,025 (2007 - $249 and $5,025), respectively. The Corporation currently does not allocate its remaining assets among reportable segments.

A significant portion of the Corporation’s intangible assets and goodwill are common across the locations. Therefore, management does not classify intangible assets and goodwill on a location basis.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Revenues and cost of revenues derived from products and services are as follows:

	2008	2007	2006
Revenues
Products	$38,693	$34,486	$26,653
Services	647	3,504	3,406
	$39,340	$37,990	$30,059

Cost of revenues
Products	$31,090	$32,402	$28,114
Services	356	1,199	1,246
	$31,446	$33,601	$29,360

Revenues are segmented by geography, as follows:

	2008	2007	2006
Russia	$12,927	$5,629	$68
United States	8,428	5,609	8,140
Belgium	2,020	—	319
Spain	1,815	138	1,445
Saudi Arabia	1,790	—	—
Sweden	1,600	119	849
China	1,351	1,435	266
Korea	1,271	1,070	2,499
France	1,144	2,633	3,163
United Kingdom	1,076	552	877
Brazil	712	2,017	—
Germany	655	1,395	2,471
Poland	639	—	—
Canada	534	4,378	2,163
Japan	492	2,256	2,841
Romania	83	277	1,367
United Arab Emirates	20	1,255	—
Argentina	8	2,010	—
Slovenia	3	1,275	—
Rest of world	2,772	5,942	3,591
	$39,340	$37,990	$30,059

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Corporation’s largest customers comprise the following percentages of revenues:

	2008	2007	2006
	%	%	%
First	18	12	12
Second	7	5	10
Third	5	5	5
Fourth	5	4	4
Others	65	74	69
	100	100	100

Property, plant and equipment are located in the following countries:

	2008	2007
Canada	$2,100	$2,998
Belgium	1,982	1,849
	$4,082	$4,847

A significant portion of the Corporation’s production, testing, equipment, and facilities are common across the segments. Therefore, management does not classify asset information on a segmented basis.

NOTE 23 - DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES

The Corporation’s consolidated financial statements have been prepared in accordance with Canadian GAAP, which differs in certain respects from those principles that the Corporation would have followed had its consolidated financial statements been prepared in accordance with US GAAP.

A reconciliation of net loss for the year from Canadian GAAP to conform with US GAAP is as follows:

	2008	2007	2006
Net loss for the year based on Canadian GAAP	$(14,319)	$(28,068)	$(130,759)
Impairment charge related to intangible assets	—	—	13,800
Stock-based compensation (i)	88	—	—
Amortization of in-process research and product development (ii)	—	—	1,971
Net loss for the year based on US GAAP	$(14,231)	$(28,068)	(114,988)
Basic and fully diluted comprehensive net loss per share based on US GAAP	$(0.15)	$(0.31)	$(1.26)
Weighted average number of shares used in calculating comprehensive net loss per share	92,080,656	91,797,911	91,816,049

A reconciliation of Shareholders’ Equity at December 31, 2008 is as follows:

	2008	2007	2006
Shareholders’ Equity based on Canadian GAAP	$25,483	$40,384	$66,757
Shareholders’ Equity based on US GAAP	$25,571	$40,384	$66,757

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Condensed Statements of Operations and Cash Flows for the years ended December 31, under US GAAP, are as follows:

	2008	2007	2006
Revenues	$39,340	$37,990	$30,059
Cost of revenues	31,446	33,601	29,360
Operating expenses	23,334	36,866	120,757
Loss from operations	(15,440)	(32,477)	(120,058)
Net loss for the year	(14,231)	(28,068)	(114,988)

Cash used in operating activities	(6,758)	(28,416)	(24,488)
Cash provided by investing activities	13,017	37,987	24,822
Cash provided by (used in) financing activities	(118)	(48)	209

(i) In-process Research and Development

Under US GAAP, in-process research and development acquired in a business combination is written off at the time of acquisition. Under Canadian GAAP, in-process research and development is capitalized and amortized over the estimated useful life. In-process research and development is included in product technology.

A reconciliation of additional disclosures to conform with US GAAP is as follows:

Consolidated statements of cash flows

The consolidated statements of cash flows have been prepared in accordance with International Accounting Standard 7, ‘Cash flow statements.’ As a result, a reconciliation to US GAAP is not required.

Business acqusitions

Stuart Energy Systems Corporation (“Stuart Energy”) was acquired on January 6, 2005. The acquisition provided the foundation for the Corporation’s hydrogen generation business and complemented the Corporation’s other Onsite Hydrogen Generation offerings based on PEM electrolysis and natural gas reforming. The intangible assets acquired pursuant to the Stuart Energy acquisition and the related amortization periods are as follows:

	Amount at	Estimated
	Acquisition date	useful life
Product technology	$30,300	4-7 years
Customer relationships	7,600	8 years
Trade names	500	3 years
ISO certificates	100	1 year
	$38,500

During 2006, the Corporation performed a comprehensive assessment of its business and operating plans resulting in a corresponding impairment charge of $26,333. The remaining identifiable intangible assets related to the Corporation’s OnSite Generation business comprise product technology, which will continue to be amortized over its remaining useful life of five years. The goodwill acquired as part of the acquisition was included in the OnSite Generation segment and was not tax deductible.

As part of the Stuart Energy acquisition, $18,400 of in-process research and development (“IPR&D”) was acquired. The IPR&D related to improvements to Stuart Energy’s existing technology and was to result in the launch of new product models over the next several years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Business streamlining initiatives and windup of test equipment business

The Corporation expects to incur maximum further charges of approximately $900 after December 31, 2008 relating to the windup of the test equipment business.

In 2007, the loss on disposal of property, plant and equipment of $308 is classified in operating expenses under US GAAP. In addition, approximately $400 of charges related to the write-down of inventory in connection with the windup are classified as cost of revenues under US GAAP.

Share capital

The share capital of the Corporation has a nominal par value.

Revenues

Sales taxes collected are excluded from revenues.

Stock-based compensation

The Corporation adopted the provisions of FAS 123R “Share Based Payments” for US GAAP effective January 1, 2006. Shares are issued from treasury upon exercise. No income tax benefit is recorded in the consolidated statement of operations for these costs.

The total intrinsic value of options exercised during the year ended December 31, 2008, 2007 and 2006 was approximately $5, nil, and $259 respectively. As of December 31, 2008, there was approximately $325 (December 31, 2007 - $912) of unrecognized compensation cost related to stock option awards that is expected to be recognized as expense over a weighted average period of 2.6 years (2007 - 2.6 years). The total fair value of stock options that vested during the years ended December 31, 2008, 2007 and 2006, was approximately $1,329, $1,502 and $1,521 respectively.

The total intrinsic value of options outstanding as at December 31, 2008 was $25 (December 31, 2007 - $572). The total intrinsic value of options exercisable as at December 31, 2008 was $25 (December 31, 2007 - $572). The total number of options fully vested at December 31, 2008 and expected to vest beyond December 31, 2008 was 5,516,801 (December 31, 2007-6,497,901). The total intrinsic value of these options was $25 at December 31, 2008 ($572 - December 31, 2007) with a weighted average contractual term of 6.2 years (2007 - 6.0 years) and a weighted average exercise price of $3.64 (2007 - $4.05). The weighted average contractual term of the options exercisable is 5.0 years (2007 - 4.4 years).

The Corporation’s estimate of an expected option term is based on the exercise behavior of our employees. The estimated stock price volatility was derived based upon the Corporation’s actual historic stock prices over the past four years, which represents the Corporation’s best estimate of expected volatility. The risk free interest rate for periods within the contractual life of the award is based on the interest rates of government bonds with similar contractual lives.

Deferred share units (“DSUs”) granted to non-employee directors during 2008, 2007, and 2006, are valued using the Black-Scholes option pricing model with assumptions materially consistent with those used to value stock options. In 2008, 2007 and 2006, 336,755, 335,420, and 94,224 DSUs were granted. In 2008, 18,461 DSUs were exercised (2007 - 98,049).

Income Taxes

The components of loss before income taxes for the years ended December 31, 2008, 2007 and 2006 are as follows:

Loss before income taxes

	2008	2007	2006
Canada	$(14,471)	$(24,834)	$(118,137)
Foreign	268	(3,212)	(12,802)
Total	$(14,203)	$(28,046)	$(130,939)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The significant components of the income tax benefit for the years ended December 31, 2008, 2007 and 2006 are as follows:

Current taxes

	2008	2007	2006
Canada	$—	$—	$(180)
Foreign	116	22	—
Total	$116	$22	$(180)

Future income taxes

	2008	2007	2006
Canada	$—	$—	$—
Foreign	$—	$—	$—
Total	$—	$—	$—

The Corporation adopted the provisions of FIN 48, “Accounting for Uncertainty in Income Taxes an Interpretation of FASB Statement No. 109,” on January 1, 2007. At December 31, 2008, the Corporation does not have any uncertain tax filing positions. As a result, the Corporation has included all of its tax benefits in its disclosure of future income tax assets. There are no significant changes to this assessment of uncertain tax filing positions anticipated within the next 12 months.

The Corporation recognizes accrued interest and penalties related to unrecognized tax benefits as a component of income tax expense. This accounting policy did not change as a result of the adoption of FIN 48. During the year ended December 31, 2008, the Corporation recognized $nil in interest and penalties (2007-$nil). The Corproation had $nil of interest and penalties accrued at December 31, 2008 (December 31, 2007- nil).

The Corporation files income tax returns in the Canadian federal jurisdiction and various provincial and foreign jurisdictions. In the normal course of business, the Corporation is subject to examination by taxing authorities. Open tax years in Canada range from 2003 to 2008. Open tax years in foreign jurisdictions range from 2006 to 2008. However, upon examination in subsequent years, if net operating loss carry forwards and tax credit carry forwards are utilized, the Canadian and foreign jurisdictions can reduce net operating loss carry forwards and tax credit carry forwards utilized in the year being examined if they do not agree with the carry forward amount. As of December 31, 2008, the Corporation was not under audit in Canada or non-Canadian taxing jurisdiction.

ITEM 19.       EXHIBITS

Number	Description

1.1

Articles of the Company (incorporated by reference from Exhibit 3.1 to Amendment No. 4 to the Company’s Registration Statement on Form F-1, File No. 333-42682, filed with the Securities and Exchange Commission on October 13, 2000)*

1.2	By-laws of the Company dated May 7, 2008

2.1

Form of share certificate (incorporated by reference from Exhibit 4.1 to Amendment No. 5 to the Company’s Registration Statement on Form F-1, File No. 333-42682, filed with the Securities and Exchange Commission on October 23, 2000)*

4.1	Stock Option Plan dated June 22, 2009

4.2	Restricted Share Unit Plan dated June 22, 2009

4.3	Deferred Share Unit Plan dated June 22, 2009

4.4	Lease, dated June 23, 2000 (as amended by a Lease Extension Agreement dated February 10, 2005), by and between Orlando Corporation and the Company

4.5

Support Agreement dated June 11, 2009, among the Company, the Trustees of Algonquin Power Income Fund and 7188501 Canada Inc. (incorporated by reference from Exhibit 99.2 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on June 16, 2009)*

4.6

Expense Reimbursement Agreement dated June 11, 2009, among Algonquin Power Management Inc., the Company and 7188501 Canada Inc. (incorporated by reference from Exhibit 99.3 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on June 16, 2009)*

4.7

APMI Guarantee dated June 11, 2009, among Algonquin Power Management Inc., the Company and 7188501 Canada Inc. (incorporated by reference from Exhibit 99.4 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on June 16, 2009)*

4.8

Algonquin Power Guarantee dated June 11, 2009, among Algonquin Power Income Fund, Algonquin Power Management Inc., the Company and 7188501 Canada Inc. (incorporated by reference from Exhibit 99.5 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on June 16, 2009)*

8.1	List of Significant Subsidiaries

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of PricewaterhouseCoopers LLP

99.1

Unaudited Interim Consolidated Financial Statements for the three months ended March 31, 2009, and the Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2009 (incorporated by reference from Exhibits 99.1 and 99.2, respectively, to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on June 16, 2009)*

99.2

Notice of Special Meeting and Management Proxy Circular dated June 25, 2009 (incorporated by reference from Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on June 29, 2009)*

*      Previously filed.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

HYDROGENICS CORPORATION

Dated: June 30, 2009	By:	/s/ Lawrence Davis

		Name:	Lawrence Davis

		Title:	Chief Financial Officer

HYDROGENICS CORPORATION

INDEX TO EXHIBITS

Number	Description

1.1

Articles of the Company (incorporated by reference from Exhibit 3.1 to Amendment No. 4 to the Company’s Registration Statement on Form F-1, File No. 333-42682, filed with the Securities and Exchange Commission on October 13, 2000)*

1.2	By-laws of the Company dated May 7, 2008

2.1

Form of share certificate (incorporated by reference from Exhibit 4.1 to Amendment No. 5 to the Company’s Registration Statement on Form F-1, File No. 333-42682, filed with the Securities and Exchange Commission on October 23, 2000)*

4.1	Stock Option Plan dated June 22, 2009

4.2	Restricted Share Unit Plan dated June 22, 2009

4.3	Deferred Share Unit Plan dated June 22, 2009

4.4	Lease, dated June 23, 2000 (as amended by a Lease Extension Agreement dated February 10, 2005), by and between Orlando Corporation and the Company

4.5

Support Agreement dated June 11, 2009, among the Company, the Trustees of Algonquin Power Income Fund and 7188501 Canada Inc. (incorporated by reference from Exhibit 99.2 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on June 16, 2009)*

4.6

Expense Reimbursement Agreement dated June 11, 2009, among Algonquin Power Management Inc., the Company and 7188501 Canada Inc. (incorporated by reference from Exhibit 99.3 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on June 16, 2009)*

4.7

APMI Guarantee dated June 11, 2009, among Algonquin Power Management Inc., the Company and 7188501 Canada Inc. (incorporated by reference from Exhibit 99.4 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on June 16, 2009)*

4.8

Algonquin Power Guarantee dated June 11, 2009, among Algonquin Power Income Fund, Algonquin Power Management Inc., the Company and 7188501 Canada Inc. (incorporated by reference from Exhibit 99.5 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on June 16, 2009)*

8.1	List of Significant Subsidiaries

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of PricewaterhouseCoopers LLP

99.1

Unaudited Interim Consolidated Financial Statements for the three months ended March 31, 2009, and the Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2009 (incorporated by reference from Exhibits 99.1 and 99.2, respectively, to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on June 16, 2009)*

99.2

Notice of Special Meeting and Management Proxy Circular dated June 25, 2009 (incorporated by reference from Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on June 29, 2009)*

*      Previously filed.