Form 20-F/A
period 2008-12-31
HYDROGENICS CORP
filed 2009-08-12
CIK 1119985

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

AMENDMENT NO. 1

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

☐ Yes   ☐ No

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

☐ Yes   ☒ No

EXPLANATORY NOTE

Hydrogenics Corporation (the “Registrant” or the “Company”) filed its Annual Report on Form 20-F for the year ended December 31, 2008 (the “Annual Report”) with the U.S. Securities and Exchange Commission on June 30, 2009.

This Amendment No. 1 to the Annual Report (the "Amendment") is filed to revise (1) "Item 19. Exhibits" of the Annual Report to correct an inadvertent misdating with respect to the reference for Exhibit 99.1 under Item 19 of the Annual Report, (2) the consolidated financial statements for the year ended December 31, 2008 and the notes thereto to correct a clerical error made to note 23 therein, and (3) Exhibits 12.1, 12.2, 13.1 and 13.2, which contain the required certifications of the Chief Executive Officer and Chief Financial Officer of the Registrant, to reflect this Amendment and to amend Exhibit 13.2 to correct an inadvertent error.  This Amendment also includes a new Exhibit 15.1, which contains the consent of PricewaterhouseCoopers LLP with respect to this Amendment.

This Amendment consists of a cover page, this Explanatory Note, Item 19, the signature page, the consolidated financial statements for the year ended December 31, 2008 and the notes thereto, and Exhibits 12.1, 12.2, 13.1, 13.2 and 15.1.

Other than as expressly set forth herein, this Amendment does not, and does not purport to, amend or restate any other information contained in the Annual Report nor does this Amendment reflect any events that have occurred after the Annual Report was filed.

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

(i) Under US GAAP, stock based compensation cost is based on the estimated number of instruments expected to vest which are then re-estimated at reporting dates to the extent that subsequent information indicates that the actual number of instruments expected to vest is likely to differ from previous estimates. Under Canadian GAAP, forfeitures of stock-based compensation awards, deferred share units and restricted share units are accounted for in the period in which the forfeiture occurs.

(ii) In-process Research and Development

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

1.1

Articles of the Company (incorporated by reference from Exhibit 1.1 to the Company’s Annual Report on Form 20-F, File No. 000-31815, filed with the Securities and Exchange Commission on June 30, 2009)*

1.2

By-laws of the Company dated May 7, 2008 (incorporated by reference from Exhibit 1.2 to the Company’s Annual Report on Form 20-F, File No. 000-31815, filed with the Securities and Exchange Commission on June 30, 2009)*

2.1

Form of share certificate (incorporated by reference from Exhibit 2.1 to the Company’s Annual Report on Form 20-F, File No. 000-31815, filed with the Securities and Exchange Commission on June 30, 2009)*

4.1

Stock Option Plan dated June 22, 2009 (incorporated by reference from Exhibit 4.1 to the Company’s Annual Report on Form 20-F, File No. 000-31815, filed with the Securities and Exchange Commission on June 30, 2009)*

4.2

Restricted Share Unit Plan dated June 22, 2009 (incorporated by reference from Exhibit 4.2 to the Company’s Annual Report on Form 20-F, File No. 000-31815, filed with the Securities and Exchange Commission on June 30, 2009)*

4.3

Deferred Share Unit Plan dated June 22, 2009 (incorporated by reference from Exhibit 4.3 to the Company’s Annual Report on Form 20-F, File No. 000-31815, filed with the Securities and Exchange Commission on June 30, 2009)*

4.4

Lease, dated June 23, 2000 (as amended by a Lease Extension Agreement dated February 10, 2005), by and between Orlando Corporation and the Company (incorporated by reference from Exhibit 4.4 to the Company’s Annual Report on Form 20-F, File No. 000-31815, filed with the Securities and Exchange Commission on June 30, 2009)*

4.5

Support Agreement dated June 11, 2009, among the Company, the Trustees of Algonquin Power Income Fund and 7188501 Canada Inc. (incorporated by reference from Exhibit 4.5 to the Company’s Annual Report on Form 20-F, File No. 000-31815, filed with the Securities and Exchange Commission on June 30, 2009)*

4.6

Expense Reimbursement Agreement dated June 11, 2009, among Algonquin Power Management Inc., the Company and 7188501 Canada Inc. (incorporated by reference from Exhibit 4.6 to the Company’s Annual Report on Form 20-F, File No. 000-31815, filed with the Securities and Exchange Commission on June 30, 2009)*

4.7

APMI Guarantee dated June 11, 2009, among Algonquin Power Management Inc., the Company and 7188501 Canada Inc. (incorporated by reference from Exhibit 4.7 to the Company’s Annual Report on Form 20-F, File No. 000-31815, filed with the Securities and Exchange Commission on June 30, 2009)*

4.8

Algonquin Power Guarantee dated June 11, 2009, among Algonquin Power Income Fund, Algonquin Power Management Inc., the Company and 7188501 Canada Inc. (incorporated by reference from Exhibit 4.8 to the Company’s Annual Report on Form 20-F, File No. 000-31815, filed with the Securities and Exchange Commission on June 30, 2009)*

8.1

List of Significant Subsidiaries (incorporated by reference from Exhibit 8.1 to the Company’s Annual Report on Form 20-F, File No. 000-31815, filed with the Securities and Exchange Commission on June 30, 2009)*

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002**

12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002**

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**

15.1	Consent of PricewaterhouseCoopers LLP**

99.1

Unaudited Interim Consolidated Financial Statements for the three months ended March 31, 2009, and the Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2009 (incorporated by reference from Exhibits 99.1 and 99.2, respectively, to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on May 13, 2009)*

99.2

Notice of Special Meeting and Management Proxy Circular dated June 25, 2009 (incorporated by reference from Exhibit 99.2 to the Company’s Annual Report on Form 20-F, File No. 000-31815, filed with the Securities and Exchange Commission on June 30, 2009)*

*              Previously filed.

**           Filed herewith.

SIGNATURE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this amendment on its behalf.

HYDROGENICS CORPORATION

Dated: August 12, 2009	By:	/s/ Lawrence Davis

		Name:	Lawrence Davis

		Title:	Chief Financial Officer