Form 20-F
HYDROGENICS CORP
filed 2010-03-26
CIK 1119985

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 000-31815

HYDROGENICS CORPORATION - CORPORATION HYDROGÉNIQUE
(Exact name of Registrant as specified in its charter)

Canada
(Jurisdiction of incorporation or organization)

5985 McLaughlin Road Mississauga, Ontario Canada L5R 1B8 (905) 361-3660
(Address of principal executive office)

Lawrence Davis, Chief Financial Officer 5985 McLaughlin Road Mississauga, Ontario Canada L5R 1B8 (905) 361-3660 Fax (905) 361-3626
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Shares	The Nasdaq Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Warrants

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

At December 31, 2009, 3,701,987 common shares were issued and outstanding

(as adjusted to reflect the share consolidation implemented on March 12, 2010)

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

☐ Yes   ☒ No

i

INTRODUCTION AND USE OF CERTAIN TERMS

In this Form 20-F, references to the “United States” or to “U.S.” are to the United States of America. You will find the words “we,” “our,” “us” and similar words or phrases in this Form 20-F. We use those words to comply with the requirement of the U.S. Securities and Exchange Commission to use “plain English” in public documents like this Form 20-F. Each executive identified in this Form 20-F reports directly to other executives of the Company by whom the executive is employed, or to the Company’s Board of Directors.

In this Form 20-F, unless the context otherwise requires, the terms “Hydrogenics”, “Company”, “we”, “us” and “our” refer to Hydrogenics Corporation, the Registrant, and its consolidated subsidiaries and, where the context requires, includes our predecessor (“Old Hydrogenics”) and its consolidated subsidiaries prior to October 27, 2009.  References to “common shares” or “Shares” herein refer to common shares of Hydrogenics.

Unless otherwise indicated, all references in this document to our securities have, where necessary, been adjusted to reflect the share consolidation effected on March 12, 2010, which resulted in one post-consolidation common share for every twenty-five pre-consolidation common shares.

FORWARD LOOKING STATEMENTS

This Form 20-F contains “forward-looking information”, within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as “forward-looking statements”). Forward- looking statements can be identified by the use of words, such as “plans”, “expects”, or “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. These forward-looking statements relate to, among other things, our future results, levels of activity, performance, goals or achievements or other future events. These forward-looking statements are based on current expectations and various assumptions and analyses made by us in light of our experience and our perceptions of historical trends, current conditions and expected future developments and other factors that we believe are appropriate in the circumstances. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in our forward-looking statements.

These risks, uncertainties and factors include, but are not limited to: our inability to increase our revenues or raise additional funding to continue operations, execute our business plan, or to grow our business; inability to address a sustained or broad economic recession, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; inability to implement our business strategy; inability to obtain shareholder approval to allow an adjustment to the exercise price of our series B warrants; unfavorable outcome of our litigation with Alpha Capital Anstalt; fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of our goodwill; failure of a significant market to develop for our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; failure of uniform codes and standards for hydrogen-fuelled vehicles and related infrastructure to develop; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims; failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; dilution as a result of significant issuances of our common shares and preferred shares; inability of U.S. investors to enforce U.S. civil liability judgments against us; volatility of our common share price; and dilution as a result of the exercise of options.  These risk factors and others are discussed in more detail herein, including under “Item 3. Key Information — Risk Factors,” “Item 4. Information on the Company,” “Item 5. Operating and Financial Review and Prospects, and “Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.”

These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

We believe that the expectations represented by our forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s fiscal 2010 financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained herein are made as of the date of this Form 20-F, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.

PART I

ITEM 1.                             IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.                             OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                             KEY INFORMATION

SELECTED FINANCIAL DATA

All financial data presented in this Form 20-F with respect to the years ended December 31, 2009, 2008 and 2007 are qualified in their entirety by reference to the relevant information in the consolidated financial statements and their notes.

HYDROGENICS CORPORATION

BALANCE SHEETS DATA

(in thousands of U.S. dollars, except for share amounts)	2009	2008	2007	2006	2005
ASSETS
Current Assets
Cash and cash equivalents	$9,159	$21,601	$15,460	$5,937	$5,394
Restricted cash	1,603	1,130	—	—	—
Short-term investments	—	—	15,032	54,350	80,396
Accounts receivable	3,685	3,974	12,713	9,740	7,733
Grants receivable	490	505	850	1,901	1,909
Inventories	11,746	10,101	12,659	12,718	8,685
Prepaid expenses	1,270	1,161	1,077	1,539	2,353
	27,953	38,472	57,791	86,185	106,470
Restricted cash	240	—	—	—	—
Property, plant and equipment	3,169	4,082	4,847	5,435	5,682
Intangible assets	—	—	249	500	33,972
Goodwill	5,446	5,025	5,025	5,025	68,505
Other non-current assets	—	—	28	28	28
	$36,808	$47,579	$67,940	$97,173	$214,657
LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$14,782	$17,298	$18,166	$21,380	$14,918
Unearned revenue	4,546	4,785	9,042	8,809	3,772
	19,328	22,083	27,208	30,189	18,690
Long-term debt	—	—	11	94	325
Deferred research and development grants	—	13	337	133	135
	19,328	22,096	27,556	30,416	19,150
Shareholders’ Equity
Common Shares	307,038	307,000	306,872	307,376	306,957
Warrants	—	—	—	—	—
Contributed surplus	16,713	16,300	15,606	13,718	11,847
Deficit	(300,795)	(291,420)	(277,101)	(249,033)	(118,274)
Accumulated other comprehensive loss	(5,476)	(6,397)	(4,993)	(5,304)	(5,023)
Total deficit and accumulated other comprehensive loss	(306,271)	(297,817)	(282,094)	(254,337)	(123,297)
	17,480	25,483	40,384	66,757	195,507
	$36,808	$47,579	$67,940	$97,173	$214,657
Weighted average number of shares	3,697,740	3,683,226	3,671,916	3,672,642	3,649,076

Note:

*                 Weighted average number of shares is presented post-consolidation.

HYDROGENICS CORPORATION
STATEMENTS OF INCOME DATA

(in thousands of U.S. dollars, except for share and per share amounts)	2009	2008	2007	2006	2005
Revenues	$18,841	$39,340	$37,990	$30,059	$37,191
Cost of revenues	15,113	31,446	33,601	29,360	33,881
	3,728	7,894	4,389	699	3,310
Operating expenses
Selling, general and administrative	16,995	15,022	24,006	27,891	24,616
Research and product development	5,219	7,296	9,690	9,379	7,745
Wind-up of test equipment business	—	—	2,016	—	—
Impairment of property, plant and equipment	317	—	—	—	—
Amortization of property, plant and equipment	984	855	903	1,285	1,365
Amortization of intangible assets	—	249	251	7,139	8,429
Integration costs	—	—	—	—	1,123
Impairment of intangible assets and goodwill	—	—	—	90,834	—
	23,515	23,422	36,866	136,528	43,278

Loss from operations / Loss from continuing operations	(19,787)	(15,528)	(32,477)	(135,829)	(39,968)
Other income (expenses)
Sale of assets	—	44	—	477	—
Loss on disposal of property, plant and equipment	(14)	—	(308)	—	—
Provincial capital tax	(154)	170	(127)	(42)	(91)
Interest, net	169	923	2,249	3,551	2,936
Foreign currency gains (losses)	40	188	2,617	904	(251)
	41	1,325	4,431	4,890	2,594
Loss before income taxes	(19,746)	(14,203)	(28,046)	(130,939)	(37,374)
Current income tax expense (recovery)	(10,371)	116	22	(180)	—
Net loss for the year	(9,375)	$(14,319)	$(28,068)	$(130,759)	(37,374)

Net loss per share / Net loss from continuing operations per share
Basic and diluted	$(2.54)	$(3.89)	$(7.64)	$(35.60)	$(10.24)
Shares used in calculating basic and diluted net loss per share	3,697,740	3,683,226	3,671,916	3,672,642	3,649,076

We have never declared or paid any cash dividends on our common shares.

The current income tax expense (recovery) includes $10,464 of proceeds received from the APIF Transaction (which is defined below under “Item 4. Information on the Company”).  This amount will not reoccur in future years.

The financial information in this Form 20-F has been prepared in accordance with Canadian generally accepted accounting practices (“GAAP”).  Certain financial information under U.S. GAAP are as follows:

(in thousands of U.S. dollars, except for share and per share amounts)	2009	2008	2007	2006	2005
Revenues	$18,841	$39,340	$37,990	$30,059	$37,191
Loss from operations before taxes	$(19,636)	$(15,440)	$(32,477)	$(120,058)	$(55,739)
Loss from continuing operations before taxes	$(19,636)	$(15,440)	$(32,477)	$(120,058)	$(55,739)
Net loss for the year	$(9,224)	$(14,231)	$(28,068)	$(114,988)	$(53,145)
Total assets	$36,387	$47,579	$67,940	$97,173	$198,881
Net assets	$17,719	$25,571	$40,384	$66,757	$179,736
Shareholders’ Equity	$17,719	$25,571	$40,384	$66,757	$179,736

Basic and fully diluted comprehensive net loss per share	$(2.49)	$(3.86)	$(7.64)	$(31.30)	$(14.56)
Weighted average number of shares used in calculating loss per share	3,697,740	3,683,226	3,671,916	3,672,642	3,649,076

For a discussion of the material differences between Canadian GAAP and U.S. GAAP as they relate to our financial statements and a reconciliation of certain additional financial information, see “Note  20 — Differences Between Canadian and United States Accounting Principles” to our consolidated financial statements, which can be found beginning on page F-35 of this form, and is incorporated by reference herein.

CAPITALIZATION AND INDEBTEDNESS

Not applicable.

REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

RISK FACTORS

Risk Factors Related to Our Financial Condition

If we are unsuccessful in increasing our revenues and raising additional funding, we may possibly cease to continue as we currently do.

The report of our independent auditors in respect of the 2009 fiscal year contains an explanatory paragraph regarding our ability to continue as a going concern.  In addition, while our consolidated financial statements for the year ended December 31, 2009 have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations, our ability to continue as a going concern is dependent on the successful execution of the Company’s business plan.  This plan includes an increase in revenue and additional funding to be provided by potential investors as well as non-traditional sources of financing. We have disclosed in our financial statements for the year ended December 31, 2009 that there are material uncertainties that cast substantial doubt upon our ability to continue as a going concern.

We have sustained losses and negative cash flows from operations since our inception. We expect that this will continue throughout 2010 and 2011. If we do not raise enough additional capital during 2010, we do not expect our operations to generate sufficient cash flow to fund our obligations as they come due.

Additional funding may be in the form of debt or equity or a hybrid instrument depending on the needs of the investor. Given the prevailing global economic and credit market conditions, we may not be able to raise additional cash resources through these traditional sources of financing. Although we are also pursuing non-traditional sources of financing, the global credit market crisis has also adversely affected the ability of potential parties to pursue such transactions. Accordingly, as a result of the foregoing, we continue to review traditional sources of financing, such as private and public debt or equity financing alternatives, as well as other alternatives to enhance shareholder value, including, but not limited to, non-traditional sources of financing, such as alliances with strategic partners, the sale of assets or licensing of our technology, a combination of operating and related initiatives or a substantial reorganization of our business.

We had filed a final short form base shelf prospectus with certain Canadian securities regulatory authorities on January 4, 2010 and a corresponding registration statement on Form F-3, which was declared effective by the U.S. Securities and Exchange Commission on December 31, 2009, to enhance our ability to access the capital markets.  Pursuant to the Form F-3, we may offer up to $16 million of debt, equity or other securities over a 25-month period from December 31, 2009, provided that we cannot issue securities with a value exceeding one-third of our public float (i.e., the aggregate market value of our outstanding common shares held by non-affiliates) in any 12-month period.  On January 14, 2010, we issued common shares and warrants having a value of $11.5 million, which is significantly greater than one-third of our current public float, to two institutional investors in a registered direct offering pursuant to the Form F-3.  As a result, we may not issue any additional securities pursuant to the Form F-3 until January 14, 2011 based on our current public float unless there was a significant increase in the market price of our common shares.  In addition, even if the market price of our common shares were to increase significantly, we could not in any event issue more than $4.5 million of additional securities pursuant to our existing shelf prospectus.

In addition, there are other limits on our ability to issue securities to raise additional funding. The Nasdaq generally requires an issuer to obtain shareholder approval prior to the issuance of common shares or securities convertible into or exercisable for common shares, other than in a public offering, equal to 20% or more of the common shares outstanding prior to such issuance in one or an integrated series of offerings if such securities are issued at a price below market value.  In light of our registered direct offering in January 2010, we may be required to obtain shareholder approval for certain issuances of our securities.

Furthermore, the securities purchase agreement that we entered into with the two institutional investors in connection with the registered direct offering contains certain restrictions that may affect our ability to obtain financing.  See the risk factor “We require shareholder approval to allow an adjustment to the exercise price of our series B warrants, the failure of which could materially adversely affect our flexibility in obtaining necessary financing and our financial condition” for information regarding such restrictions.  In addition, under the securities purchase agreement, we agreed that until April 15, 2010, neither the Company nor any of its subsidiaries shall directly or indirectly issue, offer, sell, grant any option to purchase, or otherwise dispose of (or announce any such action with respect to) any of their respective equity or equity equivalent securities, including, without limitation, any debt, preferred stock, rights, options, warrants or other instrument that is convertible into or exchangeable for capital stock and other securities of the Company.

There can be no assurances that we will achieve profitability or positive cash flows or be able to obtain additional funding or that, if obtained, they will be sufficient, or whether any other initiatives will be successful, such that we may continue as a going concern. There are material uncertainties related to certain adverse conditions and events that cast significant doubt on our ability to remain a going concern.

Our inability to generate sufficient cash flows, raise additional capital and actively manage our liquidity may impair our ability to execute our business plan, and result in our reducing or eliminating product development and commercialization efforts, reducing our sales and marketing efforts, and having to forego attractive business opportunities.

At December 31, 2009, we had approximately $11.0 million of cash and cash equivalents and restricted cash (December 31, 2008 - $22.7 million). Restricted cash of $1.8 million is held as partial security for standby letters of credit and letters of finance. There are uncertainties related to the timing and use of our cash resources and working capital requirements. These uncertainties include, among other things, the timing and volume of commercial sales and associated gross margins of our existing products and the development of markets for, and customer acceptance, of new products. Due to these and other factors, many of which are outside of our control, we may not be able to accurately predict our necessary cash expenditures or obtain financing in a timely manner to cover any shortfalls.

If we are unable to generate sufficient cash flows or obtain adequate additional financing, which given the current global economy and credit markets is challenging, we may be unable to respond to the actions of our competitors or we may be prevented from executing our business plan, or conducting all or a portion of our planned operations. In particular, the development and commercialization of our products could be delayed or discontinued if we are unable to fund our research and product development activities or the development of our manufacturing capabilities. In addition, we may be forced to reduce our sales and marketing efforts or forego attractive business opportunities.

A sustained and broad economic recession could continue to have a negative impact on our business, results of operations and consolidated financial condition, or our ability to accurately forecast our results, and it may cause a number of the risks that we currently face to increase in likelihood, magnitude and duration.

Macro-level changes in the global economy began to affect our business in the fourth quarter of 2008. Operationally, we experienced a delay in closing orders. Financially, we experienced more challenging conditions as a result of weaker capital markets worldwide and anticipate these changes may adversely alter our ability to raise capital on favourable terms and could change the terms of our credit facility.

The condition of the current global economy and credit markets affects our outlook in three distinct ways. First, our products depend, to some degree, on general world economic conditions and activity. If the current condition of the economy results in a sustained broad economic recession, demand for our products is likely to decline. Second, the current economic and credit climate could adversely affect our ability to conduct normal day-to-day selling activities which depend on the granting of short-term credit to a wide variety of purchasers and particularly the corresponding need of those purchasers. Third, those purchasers have a corresponding need to finance purchases by accessing their own lines of credit. If the current condition of the economy is not resolved in a manner that will provide access to credit to potential purchasers of our products, our business will likely suffer as a result.

With a sustained or expanding economic downturn, we expect we will continue to experience significant difficulties on a number of fronts, depending on the duration and severity of the downturn. As a result, we may face new risks as yet unidentified, and a number of risks which we ordinarily face and which are further described herein may increase in likelihood, magnitude and duration. These risks include but are not limited to deferrals or reductions of customer orders, potential deterioration of our customers’ ability to finance purchases, reduced revenue, further deterioration in our cash balances and liquidity due to foreign exchange impacts, and an inability to access capital markets. The financial crisis and economic downturn will also reduce our ability to accurately forecast our performance, results or cash position.

We have a limited operating history, and because our mix of revenues in the recent past does not reflect our current business strategy, it may be difficult to assess our business and future prospects.

We commenced operation of our fuel cell test business in 1996 and since that time we have been engaged principally in the manufacture and sale of fuel cell test and diagnostic equipment, the provision of related engineering and testing services, and research and product development relating to fuel cell systems and subsystems. For the year ended December 31, 2009, we derived $12.3 million, or 65%, of revenues from our sales of hydrogen generation products and services, and $6.5 million, or 35%, of our revenues from sales of power products and services. For the year ended December 31, 2008, we derived $31.2 million, or 79%, of revenues from our sales of hydrogen generation products and services, $5.6 million, or 15%, of our revenues from sales of power products and services, and $2.5 million, or 6%, of our revenues from sales of fuel cell test equipment and services. For the year ended December 31, 2007, we derived $19.6 million, or 52%, of revenues from our sales of hydrogen generation products and services, $6.1 million, or 16%, of our revenues from sales of power products and services, and $12.3 million, or 32%, of our revenues from sales of fuel cell test equipment and services. On November 7, 2007, we announced our decision to commence an orderly wind-up of our fuel cell test products design, development and manufacturing business, which is anticipated to be completed in early 2010.  Our current business strategy is to develop, manufacture and sell fuel cell power products in larger quantities. In addition, following our acquisition of Stuart Energy Systems Corporation (“Stuart Energy”) in January 2005, a significant part of our business now relates to hydrogen generation products. Because we have made limited sales of fuel cell power products to date and have added a new revenue stream with our hydrogen generation business, our historical operating data may be of limited value in evaluating our future prospects.

Because we expect to continue to incur net losses, we may not be able to implement our business strategy, and the price of our common shares may decline.

We have not generated positive net income since our inception. Our current business strategy is to develop a portfolio of hydrogen and fuel cell products with market leadership positions for each product. In so doing, we will continue to incur significant expenditures for general administrative activities, including sales and marketing and research and development. As a result of these costs, we will need to generate and sustain significantly higher revenues and positive gross margins to achieve and sustain profitability. We incurred net losses for the year ended December 31, 2009 of $9.4 million, a net loss of $14.3 million for the year ended December 31, 2008, and  a net loss of $28.1 million for the year ended December 31, 2007. Our accumulated deficit as at December 31, 2009 was $301.0 million, at December 31, 2008 was $291.4 million, and as at December 31, 2007 was $277.1 million.

We expect to incur significant operating expenses over the next several years. As a result, we expect to incur further losses in 2010 and 2011, and we may never achieve profitability. Accordingly, we may not be able to implement our business strategy, and the price of our common shares may decline.

We require shareholder approval to allow an adjustment to the exercise price of our series B warrants, the failure of which could materially adversely affect our flexibility in obtaining necessary financing and our financial condition.

On January 14, 2010, we issued common shares, series A warrants and series B warrants to two institutional investors in a registered direct offering (the “Offering”).  The terms of the Offering were set out in a securities purchase agreement (the “Purchase Agreement”) dated as of January 11, 2010 between us and the two institutional investors.  The Purchase Agreement requires us to seek shareholder approval (i) to allow an adjustment to the exercise price of the series B warrants below the $12.00 floor price (the “Floor Price”) in certain circumstances and (ii) acknowledging that, as a result of such resolutions, the aggregate number of our common shares deemed to be have been issued in connection with the Offering exceeds a certain shareholder approval threshold pursuant to the rules of the Nasdaq Global Market (the “Warrant Resolution”).  We plan on seeking shareholder approval at the May 12, 2010 annual and special meeting of shareholders.  Until the Warrant

Resolution is approved, the terms of the series B warrants dictate that no adjustment to the exercise price of the series B warrants shall cause the exercise price to be less than the Floor Price (as adjusted for any dividend, share split, share combination, reclassification or similar transaction).

If we do not obtain shareholder approval, the Purchase Agreement requires us to hold an additional shareholder meeting in each semi-annual period thereafter until shareholder approval is obtained or until shareholder approval is no longer required under the rules and regulations of the Nasdaq Global Market or is no longer required to eliminate restrictions on adjustments to the exercise price below the Floor Price set forth in the series B warrants.

In addition, until shareholder approval is obtained, with certain exceptions, we may not, directly or indirectly, issue or sell, or in accordance with the terms of the warrants, be deemed to have issued or sold, any common shares for consideration per common share less than the Floor Price at any time while any of the warrants are outstanding without the prior written consent of each investor, which consent may be granted or withheld in each investor’s sole discretion.  Until shareholder approval is obtained, we are not able to issue, or be deemed to have issued, certain other securities (including options or shares of common stock to directors, officers or employees of Hydrogenics pursuant to an employee benefit plan, certain convertible securities or unregistered common shares to a person who enters into a strategic alliance with us) for less than the fair market value of the common shares at the time such securities are issued or are deemed to be issued. Our Board of Directors and management of the Company believe that the failure to obtain shareholder approval for the Warrant Resolution may materially adversely affect the Company’s flexibility in obtaining any necessary financing and our financial condition.

We are currently involved in litigation with Alpha Capital Anstalt, the outcome of which could adversely affect our financial condition.

Alpha Capital Anstalt (“Alpha”) filed suit against Hydrogenics and two of our officers on February 23, 2010 in the Supreme Court of the State of New York (County of New York) regarding our share consolidation, which was completed on March 12, 2010.

We issued common shares and warrants to Alpha and another institutional investor in the Offering (described above).  Under the terms of the Offering, Alpha and the other institutional investor each paid $2,500,000 for 250,000 common shares, 119,678 series A warrants and 130,323 series B warrants of the Company.

In its complaint, Alpha alleges that our share consolidation triggers a put right pursuant to the terms of the warrants and gives rise to breach of contract, negligent misrepresentation and fraud claims.  Alpha is seeking damages of at least $2,000,000 plus interest, costs and fees with respect to the alleged put right and damages of at least $1,375,000 plus interest, costs and fees with respect to the alleged breach of contract, negligent misrepresentation and fraud claims.  We have also received correspondence from the other institutional investor making similar allegations.

While we believe the claims are without merit and we are taking such action as is advised to protect our interests, the outcome of litigation is inherently uncertain, and an unfavorable outcome to the above litigation matter could have an adverse effect on our financial condition and threaten our viability. In addition, we expect that our legal fees and expenses will be substantial so long as this matter remains outstanding.

Our quarterly operating results are likely to fluctuate significantly and may fail to meet the expectations of securities analysts and investors, and may cause the price of our common shares to decline.

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

The length and variability of the sales cycles for our products make it difficult to forecast accurately the timing and amount of specific sales and corresponding revenue recognition. The delay or failure to complete one or more large sales transactions could significantly reduce our revenues for a particular quarter. We may expend substantial funds and management effort during our sales cycle with no assurance that we will successfully sell our products. As a result, our quarterly operating results are likely to fluctuate significantly and we may fail to meet the expectations of securities analysts and investors, and the price of our common shares may decline.

We currently depend on a relatively limited number of customers for a majority of our revenues and a decrease in revenue from these customers could materially adversely affect our business, consolidated financial condition and results of operations.

To date, a relatively limited number of customers have accounted for a majority of our revenues and we expect they will continue to do so for the foreseeable future. Our four largest customers accounted for 27% of revenues for the year ended December 31, 2009, 35% of our revenues for the year ended December 31, 2008, and 26% of our revenues for the year ended December 31, 2007. The identities of some of our largest customers have changed from year to year. Our arrangements with these customers are generally non-exclusive, have no volume commitments and are often on a purchase-order basis. We cannot be certain that customers who have accounted for significant revenue in past periods will continue to purchase our products and generate revenues. Accordingly, our revenue and results of operations may vary from period to period. We are also subject to credit risk associated with the concentration of our accounts receivable from these significant customers. If one or more of these significant customers were to cease doing business with us, significantly reduce or delay purchases from us, or fail to pay on a timely basis, our business, consolidated financial condition and results of operations could be materially adversely affected.

Our operating results may be subject to currency fluctuation.

Our monetary assets and liabilities denominated in currencies other than the U.S. dollar will give rise to a foreign currency gain or loss reflected in earnings. To the extent that the Canadian dollar or the euro strengthens against the U.S. dollar, we may incur net foreign exchange losses on our net consolidated monetary asset balance which is denominated in those currencies. Such losses would be included in our financial results and, consequently, may have an adverse effect on our share price.

As we currently have operations based in Canada and Europe, a significant portion of our expenses are in Canadian dollars and euros. However, a significant part of our revenues are currently generated in U.S. dollars and euros, and we expect that this will continue for the foreseeable future. In addition, we may be required to finance our European operations by exchanging Canadian dollars or U.S. dollars into euros. The exchange rates between the Canadian dollar, the U.S. dollar and the euro are subject to daily fluctuations in the currency markets and these fluctuations in market exchange rates are expected to continue in the future. Such fluctuations affect both our consolidated revenues as well as our consolidated costs. If the value of the U.S. dollar weakens against the Canadian dollar or the euro, the profit margin on our products may be reduced. Also, changes in foreign exchange rates may affect the relative costs of operations and prices at which we and our foreign competitors sell products in the same market. We currently have limited currency hedging through financial instruments. We carry a portion of our short-term investments in Canadian dollars and euros.

Our insurance may not be sufficient.

We carry insurance that we consider adequate considering the nature of the risks and costs of coverage. We may not, however, be able to obtain insurance against certain risks or for certain products or other resources located from time to time in certain areas of the world. We are not fully insured against all possible risks, nor are all such risks insurable. Thus, although we maintain insurance coverage, such coverage may not be adequate.

Certain external factors may affect the value of goodwill, which may require us to recognize an impairment charge.

Goodwill arising from our acquisition of Stuart Energy in 2005 comprise approximately 14.8% of our total assets as at December 31, 2009, 10.6% of our total assets as at December 31, 2008 and 8% of our total assets as at December 31, 2007. Economic, market, legal, regulatory, competitive, customer, contractual and other factors may affect the value of goodwill. If any of these factors impair the value of these assets, accounting rules require us to reduce their carrying value and recognize an impairment charge. This would reduce our reported assets and earnings in the year the impairment charge is recognized.

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

•                  the future cost of the membrane electrode assembly used in our fuel cell systems;

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

In our markets for hydrogen generation systems, we compete with a number of companies that develop and manufacture hydrogen generation products based on on-site water electrolysis and/or reforming technologies. We also compete with suppliers of hydrogen gas that deliver hydrogen to the customer’s site in tube trailers or cylinders or by pipeline. In many cases, these suppliers have established delivery infrastructure and customer relationships.

In the commercial production of fuel cell power products, we compete with a number of companies that currently have fuel cell and fuel cell system development programs. We expect that several of these competitors will be able to deliver competing products to certain markets before we do. While our strategy is the development of fuel cell and hydrogen generation technologies for sale to end users, systems integrators, governments and market channel partners, many of our competitors are developing products specifically for use in particular markets. These competitors may be more successful in penetrating their specific markets than we are. In addition, an increase in the popularity of fuel cell power in particular market channels may cause certain of our customers to develop and produce some or all of the fuel cell technologies that we are developing.

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

Our strategy for the sale of fuel cell power products depends upon developing partnerships with original equipment manufacturers (“OEMs”), governments, systems integrators, suppliers and other market channel partners who will incorporate our products into theirs.

Other than in a few specific markets, our strategy is to develop and manufacture products and systems for sale to OEMs, governments, systems integrators, suppliers and other market channel partners that have mature sales and distribution networks for their products. Our success may be heavily dependent upon our ability to establish and maintain relationships with these partners who will integrate our fuel cell products into their products and on our ability to find partners who are willing to assume some of the research and development costs and risks associated with our technologies and products. Our performance may, as a result, depend on the success of other companies, and there are no assurances of their success. We can offer no guarantee that OEMs, governments, systems integrators, suppliers and other market channel partners will manufacture appropriate products or, if they do manufacture such products, that they will choose to use our products as components. The end products into which our fuel cell technology will be incorporated will be complex appliances comprising many components and any problems encountered by such third parties in designing, manufacturing or marketing their products, whether or not related to the incorporation of our fuel cell products, could delay sales of our products and adversely affect our financial results. Our ability to sell our products to the OEM markets depends to a significant extent upon our partners’ worldwide sales and distribution networks and service capabilities. In addition, some of our agreements with customers and partners require us to provide shared intellectual property rights in certain situations, and there can be no assurance that any future relationships that we enter into will not require us to share some of our intellectual property. Any change in the fuel cell, hydrogen or alternative fuel strategies of one of our partners could have a material adverse effect on our business and our future prospects.

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

We may not be able to manage successfully the anticipated expansion of our operations.

The uneven pace of our anticipated expansion in facilities, staff and operations may place serious demands on our managerial, technical, financial and other resources. We may be required to make significant investments in our engineering and logistics systems and our financial and management information systems, as well as retaining, motivating and effectively managing our employees. Our management skills and systems currently in place may not enable us to implement our strategy or to attract and retain skilled management, engineering and production personnel. Our failure to manage our growth effectively or to implement our strategy in a timely manner may significantly harm our ability to achieve profitability.

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

Based on the structure of the Company, and the composition of our income and assets, the Company does not believe that it was a PFIC for the taxable year ended December 31, 2009 or its prior taxable year. However, there can be no assurance that the Internal Revenue Service will not successfully challenge our position or that we will not become a PFIC in a future taxable year, as PFIC status is re-tested each year and depends on our assets and income in such year. If we are classified as a PFIC at any time that a U.S. Holder (as defined below) holds our common shares, such holder may be subject to an increased United States federal income tax liability and a special interest charge in respect of gain realized from the sale or other disposition of our common shares and upon the receipt of certain ‘‘excess distributions’’ (as defined in the United States Internal Revenue Code of 1986, as amended).

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

A limited number of shareholders, including our founders and General Motors, currently own a significant portion of our outstanding common shares. General Motors currently owns approximately 10.8% of our outstanding common shares.  In addition, each of Alpha and Iroquois Master Fund Ltd. currently owns approximately 5.9% of our outstanding common shares, as well as 119,678 series A warrants (representing the right to acquire the equivalent number of common shares) and 130,323 series B warrants of the Company (representing the right to acquire the equivalent number of common shares).  Accordingly, these shareholders may exercise significant influence over all matters requiring shareholder approval, including the election of a majority of our directors and the determination of significant corporate actions. This concentration could also have the effect of delaying or preventing a change in control that could otherwise be beneficial to our shareholders.

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

Future sales of common shares by our principal shareholders could cause our share price to fall and reduce the value of a shareholder’s investment.

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

As at March 25, 2010, there were 239,162, on a post-consolidation basis, options to purchase our common shares, 239,356 series A warrants and 260,646 series B warrants. If these securities are exercised, our shareholders will incur substantial dilution.

A significant element in our plan to attract and retain qualified personnel is the issuance to such persons of options to purchase our common shares. As at March 25, 2010, we have issued and outstanding 239,162 options to purchase our common shares at an average price of Cdn. $ 65.00 per common share.  Accordingly, to the extent that we are required to issue significant numbers of options to our employees, and such options are exercised, our shareholders could experience significant dilution. As of March 25, 2010, we also have 239,356 series A warrants and 260,646 series B warrant issued and outstanding, whereby each warrant entitles the holder to purchase a common share.  To the extent such series A warrants and series B warrants are exercised, our shareholders could experience significant dilution.

ITEM 4.        INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF HYDROGENICS CORPORATION

We were incorporated on June 10, 2009 under the Canada Business Corporations Act, under the name “7188501 Canada Inc.” We changed our name to “Hydrogenics Corporation—Corporation Hydrogenique” on October 27, 2009 in connection with the transaction involving Algonquin Power Income Fund (“APIF”), as described further below under “APIF Transaction.”

Old Hydrogenics was founded in 1988 under the name “Traduction Militech Translation Inc.” It subsequently changed its name to “Societe Hydrogenique Incorporée—Hydrogenics Corporation Incorporated”. From 1990 to August 1995, Societe Hydrogenique Incorporée—Hydrogenics Corporation Incorporated did not actively carry on business. In August 1995, it commenced our fuel cell technology development business, and in 2000, changed its name to Hydrogenics Corporation —Corporation Hydrogenique. Until October 27, 2009, we were a wholly-owned subsidiary of Old Hydrogenics.

We are a globally recognized developer and provider of hydrogen generation and fuel cell products. We conduct our business through the following business units: (i) OnSite Generation, which focuses on hydrogen generation products for renewable energy, industrial and transportation customers; and (ii) Power Systems, which focuses on fuel cell products for original equipment manufacturers, or OEMs, systems integrators and end users for stationary applications, including backup power, and motive applications, such as forklift truck. In November 2007, we announced that we were exiting the fuel cell test products, design, development and manufacturing business, that was conducted through our Test Systems business unit. The orderly wind-up of the Test Systems unit, which focused on fuel cell test and diagnostic products and contract testing services for third parties, is expected to be completed in 2010.

Our business units are supported by a corporate services group providing finance, insurance, investor relations, communications, treasury, human resources, strategic planning, compliance, and other administrative services.

Our principal executive offices are located at 5985 McLaughlin Road, Mississauga, Ontario, Canada L5R 1B8. Our telephone number is (905) 361-3600.  Our agent for service in the United States is CT Corporation System, 111 Eighth Avenue, New York, New York  10011, (212) 894-8400.

Capital expenditures for the year ended December 31, 2009 were $0.8 million, compared with $0.9 million and $1.3 million for the years ended December 31, 2008 and 2007, respectively, and consisted primarily of capital expenditures for equipment and computer equipment.  We expect capital expenditure plans for 2010 and subsequent years to result in further investment in capital assets as we continue our manufacturing and development initiatives. Our current budget for 2010 includes a capital budget of $0.2 million to purchase and manufacture testing and other equipment, primarily for our research and development programs but also in support of ongoing operational needs.  We expect that less than half of our investments  will be in Canada.  Our capital requirements will be affected by many factors, including the success of our current product offerings, the ability to enhance our current products and our ability to develop and introduce new products that keep pace with technological developments in the marketplace.

As at December 31, 2009 we had cash and cash-equivalents and restricted cash of approximately $11.0 million.

There are currently no public takeover offers by third parties in respect of the Company’s shares.

APIF Transaction

On June 11, 2009, we, Old Hydrogenics, the Board of Trustees of APIF and APIF’s manager, Algonquin Power Management Inc., agreed upon the terms of a series of transactions (collectively, the “APIF Transaction”) and agreements, pursuant to which Old Hydrogenics agreed to transfer its entire business and operations to us, including all assets, liabilities, directors, management and employees, but excluding its tax attributes. Concurrently, the APIF Transaction enabled unitholders of APIF to continue to hold their interest in APIF as shareholders of Old Hydrogenics, which was renamed “Algonquin Power & Utilities Corp.” (“APUC”), a publicly traded Canadian corporation. APUC has the ability to make efficient use of our accumulated tax attributes in the continued execution of APIF’s business plans. Under the APIF Transaction, our shareholders had their common shares in the capital of Old Hydrogenics redeemed for our common shares on a one-for-one basis. At the same time APIF unitholders exchanged their units for APUC common shares.

As a result of completion of the APIF Transaction on October 27, 2009, unitholders of APIF did not retain any interest in the business of the Company nor did the Company’s shareholders retain any interest in the business of APIF. We have continued to carry on the hydrogen generation and fuel cell business as a public entity with all of the assets (including the intellectual property), except for certain tax assets, of our predecessor prior to the APIF Transaction.

Pursuant to continuity of interest accounting, the assets transferred and liabilities assumed were recorded at their carrying values as reported by the Company immediately prior to the completion of the APIF Transaction. As a result, the cash proceeds were recorded as a recovery of income taxes.  The Company recorded a benefit of $10.4 million in the consolidated financial statements.  $10.0 million of the benefit was received in cash during the year and the remaining amount was included in “Accounts Receivable”.  The amount included in “Accounts Receivable” was collected subsequent to December 31, 2009.  The Company incurred transaction costs of $3.3 million relating to the APIF Transaction and these costs were included within selling, general and administrative expenses for 2009. In addition, as the future income tax benefits of Old Hydrogenics’ Canadian non-capital losses, capital losses, scientific research and development expenditures and investment tax credits generated through to the date of the completion of the transaction are not available to the Company after the completion of the transaction, the gross future income tax assets related to these Canadian tax pools was reduced to $nil, with a corresponding reduction of the related valuation allowance (see note 16 to our consolidated financial statements beginning on page F-30).

Details of the APIF Transaction are described more fully in Old Hydrogenics’ management proxy circular dated June 25, 2009. which was filed as Exhibit 99.1 to Old Hydrogenics’ Report of Foreign Private Issuer on Form 6-K with the U.S. Securities and Exchange Commission on June 29, 2009.  See also notes 2 and 16 to our consolidated financial statements beginning on pages F-12 and F-30, respectively.

BUSINESS OVERVIEW

Overview

Hydrogenics, together with its subsidiaries, designs, develops and manufactures hydrogen generation products based on water electrolysis technology and fuel cell products based on proton exchange membrane, or PEM technology. Hydrogenics’ mission is to provide safe, secure, sustainable and emission free energy as a leading global provider of clean energy solutions based on hydrogen.  We maintain operations in Belgium, Canada and Germany.  We operate in various geographical markets and organize ourselves in four reportable segments.

Our OnSite Generation business segment is based in Oevel, Belgium and develops products for industrial gas, hydrogen fueling and renewable energy storage markets. For the year ended December 31, 2009, our OnSite Generation business reported revenues of $12.3 million and at December 31, 2009 had 61 full time employees.

Our Power Systems business segment is based in Mississauga, Canada with a satellite facility in Gladbeck, Germany.  This segment develops products for stationary and motive power applications. For the year ended December 31, 2009, our Power Systems business reported revenues of $6.5 million and at December 31, 2009 had 65 full time employees.

Our Test Systems business segment is based in Burnaby, Canada and provided fuel cell testing services and sold fuel cell test stations. In November 2007, we announced that we would implement an orderly wind up of our Test Systems business in order to focus our resources on our OnSite Generation and Power Systems businesses. We expect to finalize the wind up in early 2010. For the year ended December 31, 2009 our Test Systems business did not report any revenue and at December 31, 2008 no longer had employees.

Our Corporate and Other business segment provides corporate services and administrative support. At December 31, 2009, our Corporate and Other business had four full time employees.

Our business is summarized below.

OnSite Generation

Our OnSite Generation business segment is based on alkaline water electrolysis technology which involves the decomposition of water (H2O) into oxygen (O2) and hydrogen gas (H2) by passing an electric current through a liquid electrolyte. The resultant hydrogen gas is then captured and used for industrial gas applications, hydrogen fueling applications, and used to store renewable energy in the form of hydrogen gas. Our HySTAT® branded electrolyzer products are based on 60 years of hydrogen experience, meet international standards such as ASME, CE, Rostechnadzor and UL and are certified ISO 9001 from design to delivery. We configure our HySTAT® products for both indoor and outdoor applications and tailor our products to accommodate various hydrogen gas requirements.  We have also developed and delivered products in a smaller scale range based on PEM water electrolysis.

The worldwide market for hydrogen, which includes the merchant gas market for hydrogen, is estimated at $5 billion annually, and is served by industrial gas companies as well as on-site hydrogen generation product manufacturers such as ourselves. We believe that the annual market for on-site hydrogen generation equipment is approximately $100 million to $200 million.

Our OnSite Generation products are sold to leading merchant gas companies such as Air Liquide S.A. and Linde AG and end users requiring high purity hydrogen produced on-site for industrial applications.  We also sell products to progressive oil and gas companies, such as Shell Hydrogen, requiring hydrogen fueling stations for transportation applications. Recently, we have begun to sell our products to leading electric power utilities, including BC Powertech, and Newfoundland and Labrador Hydro requiring renewable energy storage.

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

Our Onsite Generation business competes with merchant gas companies such as Air Liquide S.A. and Linde Gas AG which, in addition to being customers, operate large scale hydrogen production plants and are providers of alternative on-site hydrogen generation products using steam methane reforming, or “SMR” technology and other electrolsis technology. We compete on performance, reliability and cost and believe we are well positioned in situations where there is a need for high purity hydrogen manufactured on-site.

Power Systems

Our Power Systems business segment is based on PEM fuel cell technology which transforms chemical energy liberated during the electrochemical reaction of hydrogen and oxygen to electrical energy. Our HyPM® branded fuel cell products are based on our extensive track record of on-bench testing and real-time deployments across a wide range of stationary and motive power profiles. We configure our HyPM® products to multiple electrical power outputs ranging from 4 to 65 kilowatts with ease of integration, high reliability and operating efficiency, delivered in a highly compact area.

Our target markets include backup power for data centres and telecom installations plus motive power applications, such as buses, trucks and utility vehicles. The military, historically an early technology adopter, is a specialized market for our innovative fuel cell based systems. The worldwide market for data centre backup power is estimated to be in excess of $6 billion and the market for telecom backup power is estimated to be $2 to $3 billion in the U.S. alone, based on a complete displacement of existing battery systems.

Our Power Systems products are sold to leading OEMs such as Commscope Inc. to provide backup power applications for data centres and telecom sites. Additionally, they are also sold for prototype field tests of our fuel cell products intended to be direct replacements for traditional lead-acid battery packs on indoor industrial forklift applications. We also sell our Power Systems products to the military and other early adopters of emerging technologies.

The business objectives for our Power Systems group are to: (i) offer a standard fuel cell platform for many markets thereby enabling ease of manufacturing and reduced development spending; (ii) achieve further market penetration in the backup power and motive power markets by tailoring our HyPM® fuel cell products to meet market specific requirements including price, performance and features; (iii) invest in sales and market development activities in the backup power and motive power markets; (iv) continue to target the military and other early adopters of emerging technologies as a bridge to future commercial markets; and (v) secure the requisite people and processes to align our anticipated growth plans with our resources and capabilities.

Our Power Systems business competes with several well-established battery and combustion generator companies in addition to several other fuel cell companies. We compete on relative price/performance and design innovation. In the back-up power market, we believe our HyPM® systems have an advantage over batteries and internal combustion engines for customers seeking extended run requirements, by offering a more reliable and economic performance. In motive power markets, we believe our HyPM® products are well positioned against lead-acid batteries by offering increased productivity and lower operational costs.

There are four types of fuel cells other than PEM fuel cells that are generally considered to have possible commercial applications: phosphoric acid fuel cells, molten carbonate fuel cells, solid oxide fuel cells and alkaline fuel cells. Each of these fuel cell technologies differ in their component materials, and operating characteristics.  While all fuel cell types may have potential environmental and efficiency advantages over traditional power sources, we believe that PEM fuel cells can be manufactured less expensively and are more efficient and more practical in small-scale stationary and motive power applications. Further, most automotive companies have selected PEM technology for fuel-cell-powered automobiles. We expect this will help establish a stronger industry around PEM technology and may result in a lower cost as compared to the other fuel cell technologies.

Test Systems

Segmented Revenues

	2009 (in millions)	2008 (in millions)	2007 (in millions)
OnSite Generation	$12.3	$31.2	$19.6
Power Systems	6.5	5.6	6.1
Test Systems(1)	—	2.5	12.3
Total	$18.8	$39.3	$38.0

Note:

(1)          Test Systems revenues include $nil million for engineering services in 2009, $0.4 million for engineering services in 2008 and $3.5 million for engineering services in 2007, primarily provided to General Motors.

For additional financial information by business segment, see “Note 19 — Segmented Financial Information” to our consolidated financial statements, which can be found beginning on page F-32 of this form, and is incorporated by reference herein.

Our revenues are segmented by geographic location as follows:

	2009	2008	2007

United States	$2,561	$8,428	$5,609
Canada	2,320	534	4,378
Germany	2,227	655	1,395
Turkey	1,857	77	—
France	1,678	1,144	2,633
India	1,361	85	774
Austria	1,147	—	3
Russia	793	12,927	5,629
Spain	791	1,815	138
Sweden	210	1,600	119
United Arab Emirates	187	20	1,255
United Kingdom	178	1,076	552
China	127	1,351	1,435
Romania	74	83	277
Belgium	43	2,020	—
Poland	34	639	—
Japan	24	492	2,256
Saudi Arabia	11	1,790	—
Brazil	1	712	2,017
Korea	—	1,271	1,070
Argentina	—	8	2,010
Slovenia	—	3	1,275
Rest of world	3,217	2,610	5,165
	$18,841	$39,340	$37,990

Our Strategy

Our strategy is to develop electrolyzer and fuel cell products for sale to OEMs, electric utilities, merchant gas companies and end-users requiring highly reliable products offered at competitive prices. We believe that our success will be substantially predicated on the following factors:

Advancing Our Product Designs

Within our OnSite Generation business segment, we are focused on reducing the cost of our HySTAT® electrolyzer and improving its efficiency. Innovation in the design, elimination of non- value adding components, improved sourcing and fundamental electrochemical improvements have all contributed to continous cost reduction in 2009. Recognizing the opportunity for larger scale energy storage installations we are developing significant scale-up designs.

Within our Power Systems business segment, we are focused on reducing the cost of a fuel cell system.A remaining impediment to large scale adoption.  Significant milestones were reached in 2009.  For market opportunities such as the home and backup power market requiring between 4 and 12 kilowatts of electrical power, we are developing a PEM based electrolyzer. We are attempting to offset a portion of the associated development expenses by entering into cost sharing agreements with OEMs and government agencies.

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

Increasing Market Penetration

As at December 31, 2009, we had seven full time staff employed in sales functions. Our senior management team is also actively involved in sales initiatives including maintaining close contact with our more significant customers.

Additionally, we have developed relationships with third parties that we believe are well positioned in our relevant markets to identify new market opportunities for our products. In the industrial gas market, these third parties include leading merchant gas companies such as Air Liquide and Linde Gas. In the backup power market, these third parties include leading OEMs such as Commscope Inc.

We have recently begun to sell our renewable energy storage products to progressive electric power utilities throughout the world seeking a robust and cost effective solution for renewable energy storage. We have begun to access this market through trade events, meeting directly with electrical utilities, and marketing to governmental agencies mandated to provide power to remote communities.

Responding to Market Conditions

Macro-level changes in the global economy began to impact our business in the fourth quarter of 2008 and continued to impact our business throughout 2009. While many things were happening beyond our control, we focused on the actions we can control.  We enhanced and realigned our sales force.  We intensified our marketing efforts in the renewable energy storage field.  We undertook numerous further cost reduction initiatives to enhance our overall cost structure and product cost profile.

The greatest areas of concern for us were delays in decision making and project progress with our customers.  This led to delays in closing orders and delays in product shipments as a result of customers not being able to pay for the balance of their orders.

We have taken a number of initiatives to better position ourselves including: (i) revised our annual and three-year financial plans to reflect a more conservative outlook in our relevant markets; (ii) incurred a charge of $0.5 million to implement a downsizing in January 2009 involving 25 full-time positions representing approximately $1.3 million of annual payroll costs; (iii) incurred a charge of $0.4 to implement a further downsizing in December 2009 involving 11 full-time positions representing approximately $0.9 million of annual payroll costs; (iv) implemented reduced work week programs; and (v) continued to curtail or defer operating expenditures to reduce our overhead levels.

Securing Additional Capital

As at December 31, 2009, we had $11.0 million of cash, cash equivalents and restricted cash and had $17.5 million of shareholders’ equity.

We have been pursuing a number of options to raise additional capital to fund our cash requirements. In 2009, we completed the APIF Transaction raising $10.4 million prior to transaction costs and established a credit facility for up to 3.5 million euro with a Belgian based financial institution. Additionally, in January 2010, we raised $5.0 million, before transaction costs, in a registered direct offering.  We continue to experience challenging conditions as a result of weak capital markets and a lower share price and anticipate this might adversely impact our ability to raise capital on favourable terms in the future.

We do not anticipate achieving a consistent level of profitability, and hence, generating consistent positive cash flow from operations for the next several quarters. In 2009, our business units incurred a net loss of $9.4 million.

The failure to raise sufficient funds necessary to finance future cash requirements could adversely affect our ability to pursue our strategy and negatively affect our operations in future periods. We are addressing this matter by maintaining contact with analysts and institutional investors to better articulate our investment merits, and, advancing discussions with possible strategic investors.

We filed a final short form base shelf prospectus with certain Canadian securities regulatory authorities on January 4, 2010 and a corresponding registration statement on Form F-3, which was declared effective by the U.S. Securities and Exchange Commission on December 31, 2009.  This will enhance our ability to access the capital markets.  On January 14, 2010, we completed a registered direct offering of common shares and warrants with two institutional investors, resulting in gross proceeds of $5 million, before placement agent’s fees and other offering expenses, pursuant to our registration statement on Form F-3.  As a result of this offering, we may not issue any additional securities pursuant to the Form F-3 until January 14, 2011 based on our current public float unless there was a significant increase in the market price of our common shares.  In addition, even if the market price of our common shares were to increase significantly, we could not in any event issue more than $4.5 million of additional securities pursuant to our existing shelf prospectus.  For information regarding the shelf prospectus and the direct offering, including information regarding restrictions that may affect our ability to obtain financing as a result of the registered direct offering, see “Item 3.  Key Information — Risk Factors — Risk Factors Related to Our Financial Condition — If we are unsuccessful in increasing our revenues and raising additional funding, we may possibly cease to continue as we currently do,” and “Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds — Material Modifications to the Rights of Security Holders.”  See also “Item 3. Key Information — Risk Factors — Risk Factors Related to Our Financial Condition — We are currently involved in litigation with Alpha Capital Anstalt, the outcome of which could adversely affect our financial condition” for information regarding our litigation with one of the institutional investors.

Retaining and Engaging Our Staff

As at December 31, 2009, we had 130 full-time staff, the majority of whom have been employed by the Company for several years and possess strong technical backgrounds with extensive industry experience. We strive to maintain a high level of employee engagement by offering compensation at market rates, providing interesting and challenging work, and, over time, the opportunity to create wealth by participating in our stock ownership program.

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

Recent Developments

Fuel Cells

On April 27, 2009 we sold a third HyPM® HD fuel cell power module as part of the Federal Transit Administration’s National Fuel Cell Bus Program (“NFCBP”).

On May 5, 2009, we announced that two additional Hydrogenics’ fuel cell powered hybrid MidiBuses have been put into operation. As we previously announced in 2008, the buses were purchased by Vestische Strassenbahnen GmbH, a regional urban transit authority located in Herten, Germany. There are now ten Hydrogenics-powered MidiBuses in operation in Europe based on a Tecnobus S.p.A electric bus platform.

On August 4, 2009, we announced that we had received an additional order from Proterra LLC for a zero-emission bus to be deployed in Fort Lewis, Washington. This is part of a project led by the Center for Transportation and the Environment (“CTE”), sponsored under the Defense Logistics Agency’s (“DLA”) Hydrogen and Fuel Cell Research and Development Program, and the third Proterra EcoRide transit bus that will utilize our fuel cell power modules. Separately, we have begun building two HyPM® HD 16 units for a zero-emission EVAmerica, LLC Ecobus transit bus project to be demonstrated in Birmingham, Alabama. This initiative, supported by a grant from the U.S. Department of Transportation’s Federal Transit Administration to the University of Alabama at Birmingham (“UAB”), is led by a UAB research team and also coordinated by CTE. The EVAmerica bus will be operated by the Birmingham-Jefferson County Transit Authority and service the UAB campus as well as metropolitan Birmingham.

On September 3, 2009, we announced that we were awarded a contract to provide HyPM 16 fuel modules for use in zero emission class 8 short haul trucks being developed by Vision Industries Corp. (OTC.BB:VIIC) of California. Vision’s Tyrano™ truck is thought to be the world’s first plug-in electric/hydrogen fuel cell powered heavy duty class 8 vehicle.

On January 4, 2010, we announced that we have entered into an agreement with Rosetti Marino S.p.A., to jointly design, develop and commercialize utility-scale hydrogen power plants for peak shaving and energy management. The plants will incorporate our electrolyzer and fuel cell systems for turnkey applications that produce hydrogen for energy storage and electricity generation. Rosetti Marino will provide expertise in large-scale gas compression, storage, and facility design.

Electrolyzers

On April 30, 2009, we announced the installation of two HySTAT™ electrolyzers in Europe for fueling station applications. In conjunction with Heliocentris Fuel Cells AG, a German fuel cell systems integrator, we have installed a hydrogen-generating electrolyzer at a bus fueling station in Barth, Germany. Also we installed, with Schwelm of Germany, an electrolyzer in Dunkirk, France for a similar hydrogen fueling application. In Barth, our electrolyzer will be the heart of a solar-assisted gas generation system, providing a zero-emission fueling solution for a bus also powered by one of our fuel cells. While producing clean, renewable fuel, the gas generation system will simultaneously provide oxygen to increase the efficiency of a municipal water treatment facility, saving capital costs for an otherwise necessary extension of treatment capacity. The Dunkirk fueling station is already operational, with buses running on a blend of hydrogen and natural gas. Dunkirk is the first city in France to have a public hydrogen station.

On August 31, 2009, we announced that we had received orders from Groupe Cevital of Algeria and the Obeikan Investment Group of Saudi Arabia for electrolyzers worth, in aggregate, approximately $5 million. These Hydrogenics HySTAT units will be used to produce high-quality hydrogen for vegetable oil processing and glass production.

On September 23, 2009, we announced that we had received an order from one of India’s largest steel manufacturers, Bhushan Power & Steel Limited, for a 2 megawatt installation of HySTAT electrolyzers.

As noted above, on January 4, 2010, we announced that we have entered into an agreement with Rosetti Marino S.p.A., to jointly design, develop and commercialize utility-scale hydrogen power plants for peak shaving and energy management.

On January 8, 2010, we announced the award of a development contract with the Canadian Space Agency for the development of a next generation power system to be used for surface mobility applications on the moon. The scope of the contract includes an electrolyzer that produces both hydrogen and oxygen using solar power and a fuel cell system to be used for mobility, auxiliary, and life support systems. Pursuant to this contract we have partnered with MacDonald, Dettwiler and Associates Ltd., Routes AstroEngineering and the University of Waterloo.

We recently entered into a global purchase and supply agreement with Linde AG, dated as of March 22, 2010, which supersedes our previous agreements with Linde AG and will govern sales of electrolytic hydrogen generators and other industrial gas production and purification equipment and related accessories and services to Linde AG.

Renewable Energy Projects in Europe

On July 28, 2009 we received orders for two fuel cell power module systems — one in Greenland and the other in France — for renewable energy projects. At both locations, we will deliver HyPM Rack stationary systems to be utilized for primary and backup power. In Greenland, the power modules will be delivered to Nukissiorfiit, the national energy company, in the capital of Nuuk as part of project H2KT. This initiative will demonstrate the potential of using hydrogen for energy storage and management in Greenland, such that the country can better utilize its natural hydro-generation resources. In France, the power modules will be used for energy generation to supplement photovoltaic and wind power at the new headquarters of the Abalone Group, a human resources consulting firm located in the city of Nantes. The Abalone building is planned to be totally independent of the national electricity grid.

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

In 2009, three customers comprised 9%, 7% and 6% of our revenue (in 2008, three customers comprised 18%, 7% and 5% of our revenue).  In 2009, 34% of our revenues were derived from Europe, 26% from North America, 8% from Asia, and the remaining 32% were derived from other foreign jurisdictions (in 2008, these numbers were 24%, 22%, 45% and 9%, respectively).  Accordingly, we have mitigated risk to any single market or adoption rate by diversifying our product portfolio across the markets in which we operate.

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

•                  General Motors.  In October 2001, we entered into an agreement with General Motors to accelerate the development of fuel cell technology.  This agreement includes shared intellectual property rights and joint efforts in fuel cell product development, engineering, prototyping, testing, branding and marketing strategies. In connection with this agreement, we issued General Motors approximately 11.4 million of our common shares on a pre-consolidation basis, or 456,000 common shares on a post-consolidation basis, or approximately 21% of our then outstanding common shares, and warrants to purchase approximately 2.5 million additional common shares on a pre-consolidation basis, or approximately 100,000 additional common shares on a post-consolidation basis.  These warrants were subsequently cancelled in December 2005 (see “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions — Transactions with General Motors”).

Research and Product Development

Our research and product development team consists of approximately 11 staff, the substantial majority of whom are located in Mississauga, Ontario and are focused primarily on our fuel cell activities. The remainder is located in Oevel, Belgium.  Collectively, these individuals have many years of experience in the design of electrolysis and fuel cell products. Our product development team combines leaders with extensive experience in their fields with younger graduates from leading universities.

Our objective is to develop complete products rather than components and to ensure that these products are constantly improved throughout the product life.  Our research activities are unique to each of our business units but typically focus on the cost, performance and durability of our products. Our product development activities commence with a market requirement document establishing the business case for the proposed product. This process involves staff from our business development, finance, engineering and operations departments who balance the requirements of performance, time to market, and product cost.  Prototypes are often validated by lead customers such as CommScope, Inc.

We seek cost-sharing projects with various government agencies, mainly in North America, to partially offset our research and product development expenses.  We currently have contribution agreements with the Province of Ontario, Ministry of Research and Innovation, and with the Canada Foundation for Sustainable Development Technology, a corporation without share capital incorporated under the Canada Corporations Act and continued under the Sustainable Development Technology Act (Canada).  In 2009, $1.4 million, or 21% of our research and product development expenses were funded by various governments.

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

Intellectual Property

We protect our intellectual property by means of a combination of patent protection, copyrights, trademarks, trade secrets, licences, non-disclosure agreements and contractual provisions. We generally enter into a non-disclosure and confidentiality agreement with each of our employees, consultants and third parties that have access to our proprietary technology.  We currently hold 87 patents in a variety of jurisdictions and have more than 88 patent applications pending.  Additionally, we enter into commercial licences and cross-licences to access third party intellectual property.

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

Government Regulation

We are not subject to regulatory commissions governing traditional electric utilities and other regulated entities in any of the jurisdictions in which we operate. Our products are however subject to oversight and regulation by governmental bodies in regard to building codes, fire codes, public safety, electrical and gas pipeline connections and hydrogen siting, among others.

ORGANIZATIONAL STRUCTURE

As of March 25, 2010, we beneficially owned, directly or indirectly, 100% of the voting and non-voting securities of the material subsidiaries listed below.

Subsidiaries	Jurisdiction of Incorporation

Hydrogenics Europe NV	Belgium

Hydrogenics GmbH	Germany

PROPERTY, PLANT AND EQUIPMENT

We have the following facilities:

•                  Mississauga, Ontario, Canada.  Our 96,000 square foot facility in Mississauga, Ontario serves as our corporate headquarters and Power Systems manufacturing facility and is leased until August 31, 2010. Principal activities at this facility include the manufacture and assembly of our fuel cell power and research and product development for our fuel cell power products, fuel cell testing services and our corporate activities.  We expect to vacate this facility upon its expiration on August 31, 2010 and enter into a new lease in Mississauga for a smaller facility and lower annual cost compared to our current Mississauga facility.

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

ITEM 4A.       UNRESOLVED STAFF COMMENTS

None.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OPERATING RESULTS

This section provides a detailed discussion of our financial performance based on our consolidated financial statements.  All references to per share amounts pertain to net loss per share. Certain of the prior year’s figures have been reclassified to conform to the current year’s presentation.

Summary Financial Analysis

(in thousand of U.S. dollars, except per share amounts)

				% Increase (Decrease)
	2009	2008	2007	2009	2008
Consolidated Statements of Operations
OnSite Generation	12,303	31,207	19,608	(61)%	59%
Power Systems	6,538	5,643	6,103	16%	(8)%
	18,841	36,850	25,711	(49)%	43%
Test Systems	—	2,490	12,279	(100)%	(80)%
Revenues	18,841	39,340	37,990	(52)%	4%
Gross Margin	3,728	7,894	4,389	(52)%	80%
% of Revenues	20%	20%	12%

Selling, General and Administrative Expenses	16,995	15,022	24,006	13%	(37)%

Research and Product Development Expenses	5,219	7,296	9,690	(28)%	(25)%

Net Loss	(9,375)	(14,319)	(28,068)	(35)%	(49)%
Net Loss Per Share	$(2.54)	$(3.89)	$(7.64)	(35)%	(49)%

Consolidated Statements of Cash Flows
Cash used in Operating Activities	(11,085)	(6,758)	(28,416)	64%	(76)%

Other Measures
Cash Operating Costs(1)	21,801	21,624	32,143	1%	(33)%
Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) (1)	(18,486)	(14,424)	(31,323)	28%	(54)%

Note:

(1)          Cash Operating Costs and EBITDA are Non-GAAP measures.  Please refer to “Item 5. Operating and Financial Review and Prospects — Operating Results — Reconciliation and Definition of Non-GAAP Measures.”

Highlights for 2009 compared to 2008

•                  Revenues were $18.8 million for the year ended December 31, 2009. Excluding Test Systems, revenues decreased 49% from the comparable period in 2008 resulting from variations in timing of delivery of products combined with lower order intake, primarily in our OnSite Generation business unit.

•                  Cash operating costs, exclusive of $3.3 million of transaction related expenses associated with our transaction with the trustees of Algonquin Power Income Fund, were $18.5 million, a 14% decrease from $21.6 million in 2008.  Cash operating costs for the year ended December 31, 2009 include: (i) $1.0 million of costs related to business streamlining initiatives; (ii) $0.4 million of costs associated with deferred compensation arrangements indexed to our share price; and (iii) $0.6 million of costs attributable to our Test Systems business unit.

•                  EBITDA loss increased $4.1 million or 28%, reflecting: (i) a $4.1 million decrease in gross margin as a result of lower revenues; (ii) $3.3 million of transaction related expenses associated with the APIF Transaction; offset by (iii) a $2.1 million decrease in research and product development expenses; and (iv) $1.2 million of other items.

•                  Net loss decreased $4.9 million or 35% ($0.06 per share), reflecting an $18.5 million EBITDA loss, offset by a $10.4 million recovery of income taxes as a result of the APIF Transaction.

•                  Cash used in operating activities increased $4.3 million or 64%, reflecting; (i) a $4.8 million decrease in our net loss; offset by (ii) an $8.3 million increase in non-cash working capital requirements; and (iii) $0.8 million of capital expenditures.

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

•                  Net loss decreased $13.8 million or 49% ($3.75 per share), reflecting a lower EBITDA loss, partially offset by decreased interest income and foreign currency gains.

•                  Cash used in operating activities decreased $21.6 million, or 76% reflecting; (i) a $16.9 million decrease in our EBITDA loss; (ii) an $8.9 million decrease in non-cash working capital requirements; offset by (iii) a $3.8 million decrease in net interest income and foreign currency gains; and (iv) $0.3 million of other items.

Business Segment Review

We report our results in four business segments, OnSite Generation, Power Systems, Test Systems, and Corporate and Other. These segments are differentiated by the products developed. Our reporting structure reflects how we manage our business and how we classify our operations for planning and measuring performance. See “Item 4.  Information on the Company — Business Overview” for a description of our business segments.

OnSite Generation

Summary Financial Analysis

				% Increase (Decrease)
(in thousand of U.S. dollars)	2009	2008	2007	2009	2008
Revenues	12,303	31,207	19,608	(61)%	59%
Gross Margin	2,608	6,919	610	(62)%	1034%
% of Revenues	21%	22%	3%

Selling, General and Administrative Expenses	2,877	3,552	4,182	(19)%	(15)%
Research and Product Development Expenses	1,489	1,261	1,865	18%	(32)%
Segment Income/(Loss)	(1,758)	2,106	(5,436)	(183)%	(139)%

Revenues for 2009 were $12.3 million, a decrease of $18.9 million or 61%. This decrease is due to: (i) variations in the timing of project deliveries; (ii) a 6% increase in the value of the U.S. dollar relative to the euro; and (iii) lower order intake. We believe the lower order intake is the result of prevailing conditions in credit markets and the current global economy.  Revenues for the year ended December 31, 2009 consisted of the sale of electrolyzer products to customers in industrial gas and renewable energy markets. As at December 31, 2009, we had $16.4 million of confirmed orders (December 31, 2008 - $14.8 million), substantially all of which are anticipated to be delivered and recognized as revenue in 2010.

Revenues for 2008 were $31.2 million, an increase of $11.6 million or 59% compared to 2007, as a result of increased product demand, operational improvements and product cost reductions. Revenues in 2008 consisted of the sale of electrolyzer products to customers in industrial gas, hydrogen fueling and renewable energy storage markets.

Gross Margin for 2009 was $2.6 million (21% of revenues), compared to $6.9 million (22% of revenues) in 2008.  The decrease in gross margin in 2009 over 2008 is primarily the result of lower revenue as well as a 6% increase in the value of the U.S. dollar relative to the euro. Gross margin for 2008 was $6.9 million (22% of revenues), compared to $0.6 million (3% of revenues) in 2007, reflecting operational improvements and increased overhead absorption.

Selling, General and Administrative (“SG&A”) Expenses for 2009 were $2.9 million, a decrease of $0.7 million or 19%. SG&A expenses for 2008 were $3.6 million, a decrease of $0.6 million or 15% compared to 2007. These decreases are primarily the result of streamlining and cost reduction initiatives. In 2009, these decreases reflect a 6% increase in the U.S. dollar relative to the euro.

Research and Product Development (“R&D”) Expenses for 2009 were $1.5 million, an increase of $0.2 million or 18%. The increase in 2009 is attributable to increased material consumption for experimentation and prototyping trials to support our renewable energy product development efforts. R&D expenses for 2008 were $1.3 million, a decrease of $0.6 million or 32% compared to 2007,and reflect the adoption of a standard product platform to service multiple market applications.

Segment Loss for 2009 was $1.8 million, an increase of $3.8 million or 183% primarily reflecting decreased gross margins resulting from lower revenues.  Segment income for 2008 was $2.1 million compared to a segment loss of $5.4 million in 2007, reflecting increased product demand combined with operational improvements, cost efficiencies and increased overhead absorption.

Power Systems

Summary Financial Analysis

				% Increase (Decrease)
(in thousand of U.S. dollars)	2009	2008	2007	2009	2008
Revenues	6,538	5,643	6,103	16%	(8)%
Gross Margin	853	214	846	299%	(75)%
% of Revenues	13%	4%	14%

Selling, General and Administrative Expenses	4,309	4,162	8,247	4%	(50)%
Research and Product Development Expenses	3,516	5,808	6,882	(39)%	(16)%
Segment Loss	(6,972)	(9,757)	(14,283)	(29)%	(32)%

Revenues for 2009 were $6.5 million, an increase of $0.9 million or 16% compared to 2008 and primarily reflect timing of project deliveries and a higher proportion of revenues from custom and pre-commercial markets. As at December 31, 2008, we had $3.3 million (December 31, 2008-$7.6 million) of confirmed orders for Power Systems’ products and services, over half of which are anticipated to be delivered and recognized as revenue in 2010. Revenues for 2008 were $5.6 million, a decrease of $0.5 million or 8% compared to 2007 and reflect a higher proportion of revenues from backup power and motive power markets, as opposed to pre-commercial markets, consistent with our business plan.

Gross Margin for 2009 was $0.9 million (13% of revenues) compared to $0.2 million (4% of revenues) in 2008, reflecting a higher proportion of custom and pre-commercial market revenues which generally have a higher gross margin.  Gross margin for 2008 was $0.2 million (4% of revenues) compared to $0.8 million (14% of revenues) in 2007 reflecting a higher proportion of revenues from backup power and motive power markets which generally have lower margin as we aim to replace incumbent technologies in these markets.

SG&A Expenses for 2009 were $4.3 million, an increase of $0.2 million or 4%. This increase reflects $1.0 million of costs incurred associated with business streamlining initiatives during the first and fourth quarters of 2009, partially offset by the resulting decreased costs from these business streamlining initiatives and an increase in the value of the U.S. dollar relative to the euro. SG&A expenses for 2008 were $4.2 million, a decrease of $4.1 million or 50%, compared to 2007, and reflect the results of streamlining and cost reduction initiatives and the absence of $2.9 million in severance and related expenses associated with initiatives commenced in 2007.

R&D Expenses for 2009 were $3.5 million, a decrease of $2.3 million or 39% compared to 2008, and are attributable to streamlining and cost reduction initiatives. R&D expenses for 2008 were $5.8 million, a decrease of $1.1 million or 16% compared to 2007, and reflect a $0.3 million decrease in R&D expenditures attributable to developing standard products for multiple market applications combined with $0.8 million of increased third party funding as a result of the partial deployment of Class 1 forklifts for long-term customer testing.

Segment Loss for 2009 was $7.0 million compared to $9.8 million in 2008, reflecting increased gross margin and decreased R&D expenditures resulting from our streamlining and cost reduction initiatives undertaken during 2009, offset by a $0.2 million increase in SG&A expenses. Segment loss for 2008 was $9.8 million compared to a segment loss of $14.3 million in 2007, reflecting $0.5 million of decreased gross margin, $4.1 million in decreased SG&A expenses, and $2.0 million in decreased R&D expenditures resulting from our streamlining and cost reduction initiatives undertaken during 2007, and lower gross margin.

Test Systems

Summary Financial Analysis

					% Increase (Decrease)
(in thousand of U.S. dollars)	2009		2008	2007	2009	2008
Revenues	—		2,490	12,279	(100)%	(80)%
Gross Margin	267		762	2,936	(65)%	(74)%
% of Revenues	n/a	%	31%	24%

Selling, General and Administrative Expenses	574		1,171	2,069	(51)%	(43)%
Research and Product Development Expenses	—		60	318	(100)%	(81)%
Wind-up of Test Equipment Business Expense	—		—	2,016	0%	(100)%
Segment Income/(Loss)	(307)		(469)	(1,465)	(35)%	(68)%

Revenues for 2009 were nil, compared to $2.5 million in 2008 and $12.3 million in 2007. These decreases are the result of our decision in 2007 to wind up our test equipment business.  Test Systems’ revenues for 2008 relate to the delivery of orders received prior to our decision to wind up this business. As at December 31, 2009, we had no orders for Test Systems’ products and services remaining to be delivered.

Gross Margin for 2009 was $0.2 million compared to $0.8 million (31% of revenues) in 2008 and $2.9 million (24% of revenues) in 2007, reflecting the reversal of warranty accruals .  Gross margin in 2008 and 2007 reflected the gross margin realized on our remaining orders.

SG&A Expenses for 2009 were $0.6 million, a decrease of $0.6 million from 2008 and $0.9 million for 2007. The reductions in both years reflect our decision to downsize and subsequently wind-up our test equipment business.

R&D Expenses for 2008 and 2009 were less than $0.1 million, a decrease of $0.3 million from 2007. The reductions in both years reflect our decision to downsize and subsequently wind-up our test equipment business.

Wind-up of Test Equipment Business Expenses for 2008 and 2009 were nil, a decrease of $2.0 million or 100% compared to 2007 as a result of incurring $2.0 million of costs in 2007 relating to the wind-up of our test equipment business as announced on November 7, 2007. In 2008, we incurred $0.6 million of costs attributable to the wind-up of our test equipment business which were allocated to the various accounts as incurred. We anticipate incurring less than $0.1 million of costs in 2010 to complete the wind-up of our test equipment business. In November 2007, we indicated that we anticipated incurring a cash cost and corresponding charge to earnings between $3.5 million and $4.0 million to complete the wind-up of our test equipment business. Consistent with 2008, we continue to expect to incur a total of $3.5 million to wind-up our test equipment business, ahead of our initial outlook.

Segment Loss for 2009 was $0.3 million compared to a segment loss of $0.5 million in 2008 and a segment loss of$1.5 million in 2007.

Corporate and Other

Summary Financial Analysis

				% Increase (Decrease)
(in thousands of U.S. dollars)	2009	2008	2007	2009	2008
Selling, General and Administrative Expenses	9,235	5,444	7,957	69%	(32)%
Research and Development Expenses	214	167	625	28%	(73)%
Segment Loss	(338)	(6,199)	(6,884)	(95)%	(10)%

SG&A Expenses for 2009 were $9.2 million in 2009, an increase of $3.8 million or 70%. This increase is the result of: (i) $3.3 million transaction related expenses associated with the APIF Transaction; (ii) $1.0 million of costs related to business streamlining initiatives; and (ii)

$0.5 million of deferred compensation costs indexed to our share price; partially offset by (iii) lower costs as a result of business streamlining initiatives. SG&A expenses for 2008 were $5.4 million, a decrease of $2.5 million or 32% compared to 2007 reflecting: (i) the results of our streamlining and cost reduction initiatives undertaken in the fourth quarter of 2007; and (ii) the absence of $1.0 million in severance and other related expenses associated with these streamlining and cost reduction initiatives; partially offset by (iii) $0.3 million of costs incurred associated with various financing initiatives.

R&D Expenses for 2009 were $0.2 million, an increase of less than $0.1 million compared to 2008, reflecting increased intellectual property fees in 2009.  R&D expenses for 2008 decreased $0.5 million or 73% compared to 2007, reflecting decreased intellectual property fees.

Segment Loss for 2009 was $0.3 million, a decrease of $5.9 million or 95% primarily as a result of the APIF Transaction generating proceeds of Cdn. $10.8 million, prior to transaction costs. Segment loss for 2008 was $6.2 million, a decrease of $0.7 million or 10% compared to 2007, attributable to reduced operating costs as a result of streamlining initiatives taken in 2007.

Financial Condition

A discussion of the significant changes in our consolidated balance sheets.

As at December 31, (in thousands of U.S. dollars)

			Change
	2009	2008	$	%	Commentary
Cash, cash equivalents restricted cash and short-term investments	$11,002	$22,731	(11,729)	(52)%	• Refer to “Item 5. Operating and Financial Review and Prospects –Liquidity and Capital Resources.”

Accounts receivable	3,685	3,974	(289)	(7)%	• Lower revenues, offset by $0.4 million receivable from the APIF Transaction.

Inventory	11,746	10,101	1,645	16%	• $3.2 million increase in finished goods awaiting customer payment and/or delivery offset by $1.7 million of decreased raw materials.

Accounts payable and accrued liabilities	14,782	17,298	(2,516)	(15)%	• Improved product lead times and decreased raw material inventory levels. Refer to note 9 to our consolidated financial statements for a breakdown of this account.

Unearned revenue	4,546	4,785	(239)	(5)%	• Reduction in revenues offset by higher proportion of deposits.

As at December 31, (in thousands of U.S. dollars)

			Change
	2008	2007	$	%	Commentary
Cash, cash equivalents restricted cash and short-term investments	$22,731	$30,492	(7,761)	(25)	• Please refer to “Item 5. Operating and Financial Review and Prospects —Liquidity and Capital Resources.”

Accounts receivable	3,974	12,713	(8,739)	(69)	• Improved management of accounts receivable and strong cash collections prior to year-end.

Inventory	10,101	12,659	(2,558)	(20)	• Decreased work-in-process as a result of improved product lead times.

Accounts payable and accrued liabilities	17,298	18,166	(868)	(5)

•        Improved product lead times and decreased inventory levels.

•        Refer to note 11 to our consolidated financial statements for the year ended December 31, 2008, which was filed with the SEC on August 12, 2009 as part of our amendment no. 1 to the Form 20-F for the year ended December 31, 2008, for a breakdown of this account.

Unearned revenue	4,785	9,042	(4,257)	(47)	• Fewer deposits for orders received prior to the end 2008 compared to 2007.

Summary Of Quarterly Results

A summary view of our quarterly financial performance.

The following table highlights selected financial information for the eight consecutive quarters ending December 31, 2009.*

(in thousands of U.S. dollars, except for share and per share amounts)

	2009				2008
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenues	$4,207	$3,558	$5,540	$5,536	$8,855	$10,984	$8,790	$10,711
Gross Margin	665	575	857	1,631	2,568	1,488	1,973	1,865
% of Revenues	16%	16%	16%	30%	29%	14%	22%	17%
EBITDA**	(4,058)	(5,159)	(5,510)	(3,759)	(2,004)	(3,446)	(5,066)	(3,908)
Net Profit (Loss)	6,071	(5,439)	(6,010)	(3,997)	(1,950)	(3,728)	(4,319)	(4,322)
Net Profit (Loss) Per Share (Basic and diluted)	1.64	(1.47)	(1.63)	(1.08)	(0.53)	(1.01)	(1.18)	(1.18)
Weighted Average Common Shares Outstanding	3,699,795	3,696,607	3,696,284	3,696,226	3,696,267	3,695,149	3,670,627	3,670,628

Note:

*   Certain minor variances exist between the annual consolidated financial statements and this summary.

** Refer to “Reconciliation and Definition of Non-GAAP Measures” below for a reconciliation of Non-GAAP measures.

In the first quarter of 2009, our net loss decreased by $0.3 million ($0.10 per common share) compared to the first quarter of 2008 due to increased gross margin and cost control measures, inclusive of $0.6 million of business streamlining expenses, offset by a 48% decrease in revenue.

In the second quarter of 2009, our net loss increased by $1.7 million ($0.45 per common share) compared to the second quarter of 2008 due to (i) a $3.3 million decrease in revenues; (ii) $1.2 million of transaction related expenses associated with the APIF Transaction; and (iii) a 6% decrease in gross margin.

In the third quarter of 2009, our net loss increased by $1.7 million ($0.46 per common share) compared to the third quarter of 2008 due to: (i) a $7.4 million decrease in revenue; and (ii) $1.8 million of transaction related expenses associated with the APIF Transaction; partially offset by; (iii) a 2% increase in gross margin.

In the fourth quarter of 2009, we recorded net profit of $6.1 million ($1.64 per common share) compared to a net loss of $2.0 million ($0.53 per common share) in the fourth quarter of 2008 as noted below.

•                  Revenues decreased $4.6 million, or 52%, reflecting a decrease of $6.0 million in revenues in our OnSite Generation business unit due to the timing of project execution, which we believe is the result of prevailing conditions in credit markets and the current global economy. This decrease was partially offset by increased revenue in our Power Systems business unit of $1.4 million, or 163%.

•                  Gross margin was $0.7 million (16% of revenues) in the fourth quarter of 2009 compared to $2.6 million (29% in the fourth quarter of 2008), reflecting a higher proportion of revenues from our Power Systems business unit and lower overhead absorption as a result of lower revenues in our OnSite Generation business unit.

•                  SG&A expenses for the fourth quarter of 2009 were $4.0 million, an increase of $1.2 million or 41% compared to the comparable period of 2008 reflecting $0.4 million of severance and business streamlining related expenses

•                  R&D expenses for the fourth quarter of 2009 were $0.7 million, a decrease of $1.0 million or 59% compared to the fourth quarter of 2008 reflecting streamlining and cost reduction initiatives coupled with the receipt of research and product development funding totalling  $0.8 million during the fourth quarter of 2009.

•                  Recovery of current income taxes for the fourth quarter of 2009 was  $10.4 million, reflecting a gain recorded in connection with the transaction with the trustees of Algonquin Power Income Fund.

The information in this section was obtained from our quarterly unaudited consolidated financial statements, which are denominated in U.S. dollars and have been prepared in accordance with Canadian GAAP. This information is, in the opinion of management, prepared using accounting policies consistent with the audited consolidated financial statements and includes all adjustments necessary for the fair presentation of the results of the interim periods. We expect our operating results to vary significantly from quarter to quarter and they should not be relied upon to predict future performance.

Reconciliation and Definition of Non-GAAP Measures

A description, calculation, and reconciliation of certain measures used by management.

Non-GAAP financial measures including earnings before interest, taxes, depreciation and amortization (“EBITDA”) and cash operating expenses are used by management to provide additional insight into our performance and financial condition. We believe these Non-GAAP measures are an important part of the financial reporting process and are useful in communicating information that complements and supplements the consolidated financial statements. Accordingly, we are presenting EBITDA and cash operating expenses in this annual report on Form 20-F to enhance the usefulness of this form. In accordance with Canadian Securities Administration Staff Notice 52-306, we have provided reconciliations of our Non-GAAP financial measures to the most directly comparable Canadian GAAP number, disclosure of the purposes of the Non-GAAP measure, and how the Non-GAAP measure is used in managing the business.

Earnings before interest, taxes, depreciation and amortization (EBITDA)

We report EBITDA because it is a key measure used by management to evaluate performance of business units and the Company. EBITDA is a measure commonly reported and widely used by investors as an indicator of a company’s operating performance and ability to incur and service debt, and as a valuation metric. We believe EBITDA assists investors in comparing a company’s performance on a consistent basis without regard to depreciation and amortization, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors such as historical cost.

EBITDA is not a calculation based on Canadian GAAP or U.S. GAAP and should not be considered an alternative to operating income or net income in measuring our performance, nor should it be used as an exclusive measure of cash flow, because it does not consider the impact of working capital growth, capital expenditures, debt principal reductions and other sources and uses of cash, which are disclosed in the consolidated statements of cash flows. Investors should carefully consider the specific items included in our computation of EBITDA. While EBITDA has been disclosed herein to permit a more complete comparative analysis of our operating performance relative to other companies, investors should be cautioned that EBITDA as reported by us may not be comparable in all instances to EBITDA as reported by other companies.

The following is a reconciliation of EBITDA with Net loss. EBITDA is regularly reported to the chief operating decision maker and corresponds to the definition used in our historical quarterly discussions.

EBITDA

(in thousands of us dollars)

	2009	2008	2007
Net loss	$(9,375)	$(14,319)	$(28,068)
Amortization of property, plant and equipment	984	855	903
Amortization of intangible assets	—	249	251
Impairment of property, plant and equipment	317	—	—
Other income	41	1,325	4,431
Income tax expense (recovery)	(10,371)	116	22)
EBITDA	$(18,486)	$(14,424)	$(31,323)

Cash Operating Expenses

We report cash operating expenses because it is a key measure used by management to measure the fixed operating costs required to operate the ongoing business units of the Company. We believe cash operating expenses is a useful measure in assessing our fixed operating costs.

Cash operating expenses are not based on Canadian or U.S. GAAP and should not be considered an alternative to loss from operations in measuring the Company’s performance, nor should it be used as an exclusive measure of our operating costs because it does not consider certain stock based compensation expenses which are disclosed in the consolidated statements of operations. Investors should carefully consider the specific items included in our computation of cash operating expenses. While cash operating expenses are disclosed herein to permit a more complete comparative analysis of our cost structure relative to other companies, investors should be cautioned that cash operating expenses as reported by us may not be comparable in all instances to cash operating expenses as reported by other companies.

The following is a reconciliation of cash operating expenses with loss from operations. Cash operating expenses are regularly reported to the chief operating decision maker and corresponds to the definition used in our historical quarterly discussions.

Cash Operating Costs

(in thousands of U.S. dollars)

	2009	2008	2007
Loss from operations	$(19,787)	$(15,528)	$(32,477)
Less: Gross margin	(3,728)	(7,894)	(4,389)
Less: Wind-up of test equipment business	—	—	2,016
Less: Stock-based compensation	413	694	1,553
Less: Amortization of property, plant and equipment	984	855	903
Less: Amortization of intangible assets	—	249	251
Less: Impairment of property, plant and equipment	317	—	—
Cash Operating Costs	$21,801	$21,624	$32,143

Impact of Inflation

None.

Impact of Foreign Currency Fluctuations

For information regarding the impact of foreign currency fluctuations on our Company, see “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Foreign Currency Risk” and “Note 4 — Risk Management Arising from Financial Instruments — Foreign Currency Risk” to our consolidated financial statements, which can be found beginning on page F-19 of this form, and is incorporated by reference herein.  We currently have limited currency hedging through financial instruments. We carry a portion of our short-term investments in Canadian dollars and euros.

Governmental Policies

For information regarding the potential impact of changes in governmental policies on the Company, see “Item 3.  Key Information — Risk Factors — Risk Factors Related to Our Business and Industry.”

LIQUIDITY AND CAPITAL RESOURCES

The following section explains how we manage our cash and capital resources to carry out our strategy and deliver results.

Cash Used in Operating Activities

(in thousands of U.S. dollars)

			Change
	2009	2008	$	%
EBITDA loss	(18,486)	(14,424)	(4,062)	(28)%
Other income	41	1,325	(1,284)	(97)%
Change in non-cash working capital	(3,632)	4,817	(8,449)	(175)%
Other items	10,992	1,524	9,468	621%
Cash used in operating activities	(11,085)	(6,758)	(4,327)	(64)%

Changes in cash used in operating activities in 2009 compared to 2008 are discussed below.

•                  EBITDA loss increased $4.1 million or 28% as more particularly described in “Item 5. Operating and Financial Review and Prospectus — Operating Results.”

•                  Other income decreased $1.3 million or 97% as a result of $0.8 million of lower interest income, net $0.3 million of increased provincial capital tax resulting from certain elections filed in connection with the APIF Transaction, and $0.2 million of lower foreign currency gains.  The decrease in lower interest income, net, was the result of lower interest rates and a lower asset base.  The decrease in foreign currency gains resulted from variations in the U.S. dollar relative to the Canadian dollar and the euro during 2009.

•                  Changes in non-cash working capital increased $8.4 million as more particularly described in “Item 5. Operating and Financial Review and Prospectus — Operating Results — Financial Condition.”

•                  Other items increased $11.0 million or 621%, primarily as a result of the recovery of income taxes of $10.4 million.  This resulted from the closing of the APIF Transaction, which generated proceeds of $10.4 million, prior to transaction costs.

At current operating levels, we anticipate consuming between $10.0 million and $15.0 million in 2010 to fund our anticipated EBITDA losses, non-cash working capital requirements and capital expenditures.  In the event that we are successful in securing orders in excess of our base-case revenue outlook, our cash requirements would increase.

The report of our independent auditors in respect of the 2009 fiscal year contains an explanatory note regarding our ability to continue as a going concern. In addition, while our consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations, there are material uncertainties related to certain conditions and events that cast significant doubt upon the Company’s ability to continue as a going concern.    These events and conditions that cast significant doubt include the Company’s recurring operating losses and negative cash flows from operations. The Company expects these conditions to continue in the near term.

The Company needs to increase its revenue to generate profits and related operating cash flows. During 2009, the Company experienced a decline in revenue due to variations in the timing of delivery combined with lower order intake due to the prevailing conditions in the Company’s markets and the current global economy.  There are various uncertainties affecting our revenues related to the current market environment including the level of sales orders, the length of sales cycles, the continuing development of products by the Company, the adoption of new technologies by customers, price competition, and continuation of government incentives for the Company’s customers and the ability of customers to finance purchases.

The Company also requires additional funding in the form of debt or equity in addition to the funding obtained during the year and subsequent to year-end.  During the year, the Company generated cash proceeds of $10.4 million from the transaction with the trustees of Algonquin Power Income Fund.  Subsequent to December 31, 2009, the Company completed an offering of common shares and warrants for gross cash proceeds of $5 million before placement agent’s fees and other offering expenses.  While the Company is pursuing various sources of financing, there are no definitive plans at this stage and there is no assurance these initiatives will be successful or provide additional funds sufficient to continue operations.

The material uncertainties referred to above relate to the Company’s ability to increase revenue and to raise additional funding to support operations.  Additionally, a continuation of the broad economic recession or slow recovery could continue to have a negative impact on the Company’s business, results of operations and consolidated financial condition, or Hydrogenics’ ability to forecast results and cash flows, and it may cause a number of the risks the Company currently faces (such as the ability to increase revenue and to raise capital) to increase in likelihood, magnitude and duration.  Macro-level changes in the global economy began to affect the Company’s business in the fourth quarter of 2008 and have continued throughout 2009.

The Company’s ability to continue as a going concern and manage the material uncertainties is dependent on the successful execution of its business plan, which involves: (i) securing additional financing to fund its operations, (ii) continued investment in research and development through advancing product designs for efficiency, durability, cost reduction and entry into complementary markets to improve overall gross margins; (iii) increasing market penetration and sales to improve operating cash flow; and (iv) actively managing its working capital to preserve cash resources.   At present, the success of these initiatives cannot be assured due to the material uncertainties described above.

See also the risks related to our financial condition contained in “Item 3. Key Information — Risk Factors.”

At present, the success of these initiatives cannot be assured due to certain material uncertainties and hence the appropriateness of the use of accounting principles applicable to a going concern. We had filed a final short form base shelf prospectus with certain Canadian securities regulatory authorities on January 4, 2010 and a corresponding registration statement on Form F-3, which was declared effective by the U.S. Securities and Exchange Commission on December 31, 2009.  On January 14, 2010, we completed a registered direct offering of common shares and warrants with two institutional investors, resulting in gross proceeds of $5 million, before placement agent’s fees and other offering expenses, pursuant to our registration statement on Form F-3.  As a result of this offering, we may not issue any additional securities pursuant to the Form F-3 until January 14, 2011 based on our current public float unless there was a significant increase in the market price of our common shares.  In addition, even if the market price of our common shares were to increase significantly, we could not in any event issue more than $4.5 million of additional securities pursuant to our existing shelf prospectus.  For information regarding the shelf prospectus and the direct offering, including information regarding restrictions that may affect our ability to obtain financing as a result of the registered direct offering, see “Item 3.  Key Information — Risk Factors — Risk Factors Related to Our Financial Condition — If we are unsuccessful in increasing our revenues and raising additional funding, we may possibly cease to continue as we currently do,” and “Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds — Material Modifications to the Rights of Security Holders.”  See also “Item 3. Key Information — Risk Factors — Risk Factors Related to Our Financial Condition — We are currently involved in litigation with Alpha Capital Anstalt, the outcome of which could adversely affect our financial condition” for information regarding our litigation with one of the institutional investors.

We anticipate we will require additional funding during 2010.  We continue to review sources of financing, a combination of operating and related initiatives, as well as other alternatives to enhance shareholder value, including, but not limited to, alliances with strategic partners, private and public debt or equity financing alternatives, the sale or licensing of our technology or a substantial reorganization of our business.

At present, we have not entered into any definitive agreement or arrangement to implement any of these alternatives and there can be no assurance that we will identify or be able to negotiate or carry out any of them. Further information will be provided if we intend to propose or pursue any or more of such alternatives.

Cash Provided by (Used in) Investing Activities

(in thousands of U.S. dollars)

			Change
	2009	2008	$	%
Cash provided by (used in) investing activities	$(1,465)	$13,017	(14,482)	(111)%

Cash used by investing activities was $1.5 million in 2009, a decrease of $14.5 million or 111% compared to 2008. The $1.5 million of cash used in investing activities reflects a $0.7 million increase in restricted cash as well as $0.8 million of capital expenditures.

Cash Provided by (Used in) Financing Activities

(in thousands of U.S. dollars)

			Change
	2009	2008	$	%
Cash provided by (used in) financing activities	$108	$(118)	$226	191%

Cash provided by financing activities was $0.1 million in 2009, an increase of $0.2 million compared to 2008, reflecting a $0.1 million decrease in deferred research and product development grants and less than $0.1 million of funds received on the exercise of stock options.

Credit Facilities

We utilize a credit facility with Dexia Bank (“Dexia”), a Belgian based financial institution, to better manage our short-term cash requirements and to support letters of guarantee provided to customers. As at December 31, 2009, we had operating lines of credit available up to 3.5 million euro or $5.0 million compared to $11.5 million as at December 31, 2008. The change in the available lines of credit from December 31, 2008 is the result of the termination of the credit facility with a Canadian chartered bank and the establishment of a new credit facility with Dexia. As at December 31, 2009 and 2008, we had no indebtedness on our credit facilities.

Pursuant to the terms of a new credit facility with Dexia, Hydrogenics Europe NV (the “Borrower”), a wholly-owned Belgian based subsidiary, may borrow a maximum of 75% of the value of awarded sales contracts approved by Dexia, to a maximum of 2.0 million euro, along with a maximum of 1.5 million euro for general business purposes.  The credit facility bears interest at a rate of Euribor plus 1.45% per annum and is secured by a 1.0 million euro first  charge secured against all the assets of the Borrower. This credit facility, which may be increased by an additional 1.5 million euro in certain circumstances, contains a negative pledge precluding the Borrower from providing security over its assets. Additionally, the Borrower is required to maintain a solvency covenant, defined as equity plus current account divided by total liabilities, of not less than 25%, and ensure that its inter-company account with Hydrogenics does not fall below a certain level. As at December 31, 2009, the solvency covenant was 35%. As at December 31, 2009, the inter-company account was in compliance with these covenants.

The amount of the available line of credit is reduced by the amount of outstanding standby letters of credit and letters of guarantee, if any, issued from time to time by Dexia. As at December 31, 2009, there is no availability under this line of credit as the Company has not submitted any sales orders for approval.

Financial Instruments

The Company’s financial instruments and the nature of the risks, existing or potential, are as set out in the following table:

Risk
Market Risks
	Credit	Liquidity	Currency	Interest Rate
Cash and cash equivalents and restricted cash (which are primarily held in euros and Canadian and U.S. dollars)	X		X	X
Short-term investments	X		X	X
Accounts receivable	X		X
Grants receivable	X		X	X
Accounts payable and accrued liabilities		X	X

Credit risk

Credit risk arises from the potential that a counterparty will fail to perform its obligations. Credit risk associated with cash and cash equivalents and short-term investments is minimized by ensuring that financial assets are placed for short periods of time, generally less than 90 days, with governments, well-capitalized financial institutions and other creditworthy counterparties. An ongoing review is performed by management to evaluate changes in the status of counterparties.

Credit risk associated with accounts receivable is minimized by carrying out a detailed review and approval by senior management of credit extensions to customers taking into account customer history, any amounts that are past due and any available relevant information on the customers’ liquidity and potential going concern problems.  In addition, progress payments are generally required by customers as contracts are executed which generally results in between 35% and 100% of a contract value being collected before shipments are made.  Where credit terms are extended beyond shipment, terms are generally not granted beyond 60 days.  We maintain provisions for potential credit losses and any such losses to date have been insignificant.

Credit risk associated with grants receivable is substantially minimized by ensuring that funding agreements are accepted from government entities or well-capitalized corporations.

Foreign currency risk

While our functional currency is the U.S. dollar, we conduct a significant portion of our business in foreign currencies including the Canadian dollar and euro.  Monetary assets and liabilities denominated in foreign currencies are affected by changes in the exchange rate between the U.S. dollar and these foreign currencies.

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

Liquidity

Liquidity risk arises from our general funding needs and in the management of our assets, liabilities and optimal capital structure. We manage liquidity risk to maintain sufficient liquid financial resources to fund our balance sheet and to meet our commitments and obligations in the most cost-effective manner possible.

We have sustained losses and negative cash flows from operations since our inception. At December 31, 2009, we had approximately $11.0 million of cash and cash equivalents and restricted cash.  Subsequent to year end, we raised $5 million, before transaction costs, in a registered direct offering of common shares. There are significant uncertainties related to the timing and use of our cash resources and working capital requirements. These uncertainties include, among other things, the timing and volume of commercial sales and associated gross margin of our existing products and the development of markets for, and customer acceptance of new products.

Throughout 2010 and 2011, we do not expect our operations to generate sufficient cash flow to fund our obligations as they come due. As such, these obligations will be funded out of existing cash resources to the extent possible.  In the first and fourth quarters of 2009, we took actions to streamline our business, including additional headcount reductions as well as additional cost saving measures in order to minimize the impact on our existing cash resources.

As a result of the expected use of our existing cash resources, we anticipate requiring additional funding to meet our anticipated obligations. Such funding may be in the form of debt or equity or a hybrid instrument depending on the needs of the investor. In order to improve our chances of securing funding, we filed a base shelf prospectus on January 4, 2010. We are also pursuing additional traditional and non-traditional sources of financing. There is no assurance that we will be successful in our financing efforts or that they will be sufficient.

As mentioned under “Item 4.  Information of the Company — History and Development of Hydrogenics Corporation”, we completed the APIF Transaction, which provided us with working capital.  In addition, we filed a final short form base shelf prospectus with certain Canadian securities regulatory authorities on January 4, 2010 and a corresponding registration statement on Form F-3, which was declared effective by the U.S. Securities and Exchange Commission on December 31, 2009, to enhance our ability to access the capital markets.  On January 14, 2010, we completed a registered direct offering of common shares and warrants with two institutional investors, resulting in gross proceeds of $5 million, before placement agent’s fees and other offering expenses, pursuant to our registration statement on Form F-3.  For information regarding the shelf prospectus and the direct offering, see “Item 3.  Key Information — Risk Factors — Risk Factors Related to Our Financial Condition — If we are unsuccessful in increasing our revenues and raising additional funding, we may possibly cease to continue as we currently do,” and “Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds — Material Modifications to the Rights of Security Holders.”  See also “Item 3. Key Information — Risk Factors — Risk Factors Related to Our Financial Condition — We are currently involved in litigation with Alpha Capital Anstalt, the outcome of which could adversely affect our financial condition” for information regarding our litigation with one of the institutional investors.

The condition of the current global economy and credit markets affect our outlook in two primary ways. First, our products depend, to some degree, on general world economic conditions and activity. If the current condition of the economy results in a sustained broad economic recession, demand for our products is likely to decline. Secondly, the current economic and credit climate could adversely affect our ability to conduct, normal, day-to-day selling activities which depend on the granting of short-term credit to a wide variety of purchasers and particularly the corresponding need of those purchasers to finance purchases by accessing credit.  Our business is dependent on purchasers of our products having access to adequate levels of credit.  If the current condition of the economy is not resolved in a manner that will provide access to credit to potential purchasers of our products, our business will likely suffer as a result. Given these uncertainties, we will continue to monitor our operating strategy.

Commitments

The following table of our material contractual obligations as at December 31, 2009 sets forth the aggregate effect that these obligations are expected to have on our cash flows for the period indicated:

(in thousands of U.S. dollars)

Payments due in	Operating Leases
2010	$1,039
2011	587
2012	589
2013	501
2014 and thereafter	415
$3,131

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

RESEARCH AND DEVELOPMENT

For information regarding our research and development policies, see “Item 4. Information of the Company — Business Overview — Research and Product Development.”  For information regarding research and product development expenses for the fiscal years ended December 31, 2007, December 31, 2008, and December 31, 2009, see “Note 11 — Research and Product Development” to our consolidated financial statements, which can be found beginning on page F-27 of this form, and is incorporated by reference herein.

Advancing Our Product Designs.  Within our OnSite Generation business segment, we are focused on reducing the cost of our HySTAT® electrolyzer and improving its efficiency. Innovation in the design, elimination of non- value adding components, improved sourcing and fundamental electrochemical improvements have all contributed to continuous cost reduction in 2009. We recognize the opportunity for larger scale energy storage installations we are developing significant scale-up designs.

Within our Power Systems business segment, we are focused on reducing the cost of a fuel cell system, a remaining impediment to large scale adoption.  Significant milestones were reached in 2009.  For market opportunities such as the home and backup power market requiring between 4 and 12 kilowatts of electrical power, we are developing a PEM based electrolyzer. We are attempting to offset a portion of the associated development expenses by entering into cost sharing agreements with OEMs and government agencies.

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

TREND INFORMATION

Current Market Environment

Recent market events and the resulting tightening of credit continues to reduce available liquidity and overall economic activity. While governments around the world have taken unprecedented actions to limit the impact of these events, it is still too early to assess the duration of this slowdown. As a global corporation, we are subject to the risks arising from adverse changes in global economic conditions. For example, as a result of the financial crisis in the credit markets, the direction and relative strength of many economies have become increasingly uncertain. If economic growth in leading or emerging economies is slowed, our current or potential customers may continue to delay or reduce purchases. This could result in reductions in sales of our products, longer sales cycles, slower adoption of new technologies and increased price competition, which could materially and adversely affect our business, results of operations and consolidated financial condition.

Over the past few years, the Company has taken significant steps to streamline its operations and consolidated financial position to better face a difficult economic situation. During the first and fourth quarters of 2009, in order to further streamline operations, the Company reduced its headcount as well as implementing additional cost saving measures in order to maximize the Company’s cash resources. We have no funded or secured debt obligations outstanding, and maintain an order backlog of $19.7 million as at December 31, 2009 spread across numerous geographical regions.

Recently, we have witnessed governments in many jurisdictions show a willingness to increase spending on alternative energy projects to stimulate the economy and we believe we are well positioned to benefit from government initiatives in Canada, the European Union and the U.S., which will positively impact our business. However, as no business is immune to a slowdown in the economy, we have experienced adverse effects of the recent economic downturn in 2009.  The Company closely monitors its exposure to the following potential risks, which could impact future profitability and cash flows: (i) sustained lower levels of orders, higher cancellation rates or significant delay of orders, any one of which would require production adjustments; and (ii) lower available customer financing, which could affect our customers’ ability to finance their purchases.

With a sustained or expanding economic downturn, we expect we will continue to experience significant difficulties on a number of fronts, depending on the duration and severity of the downturn. As a result, we may face new risks as yet unidentified, and a number of risks which we ordinarily face and which are further described herein may increase in likelihood, magnitude and duration. These risks include but are not limited to deferrals or reductions of customer orders, potential deterioration of our customers’ ability to finance purchases, reduced revenue, further deterioration in our cash balances and liquidity due to foreign exchange impacts, and an inability to access capital markets. The financial crisis and economic downturn will also reduce our ability to accurately forecast our performance, results or cash position.  At current operating levels, we anticipate consuming between $10.0 and $15.0 million in 2010 to fund our anticipated EBITDA losses, non-cash working capital requirements and capital expenditures.  In the event that we are successful in securing orders in excess of our base-case revenue outlook, our cash requirements would increase.  For further discussion of our revenues and delivery outlook, see “Delivery Outlook” below.

Delivery Outlook

We operate in various markets and in this Annual Report on Form 20-F, define the market in which we have a product offering as a relevant market. Our delivery outlook is segmented by market and is subject to a number of factors that are within our control, such as product development and market engagement initiatives, as well as a number of factors that are beyond our control, such as macro economic conditions. As part of our annual business planning cycle, we make a number of assumptions regarding delivery outlook in each of our relevant markets in order to best allocate our resources, including value of orders received, timing of orders received and timing of receipt of progress and final payments, among others.

Set forth below is a summary assessment of those factors we anticipate will most significantly influence deliveries by relevant market as well as our anticipated level of deliveries by relevant market.  We caution that readers should not place undue reliance on this assessment and refer to our caution regarding forward-looking statements on page 1 of this Form 20-F.

Relevant Market	Economic Activity in 2009	External and Company Specific Considerations	Anticipated Economic Activity in 2010
Industrial Gas	25 units delivered

We expect GDP growth in emerging markets and developing economies will remain above worldwide average real GDP growth levels over the next three years but lower than recent years.

We expect the rebound from the economic slowdown in 2009 to be slow and historical order levels to resume in the later part of 2010.

We anticipate that revenues and orders delivered will be higher than in 2009.

Hydrogen Fueling Stations	1 unit delivered

Governments have recently announced initiatives to accelerate the use of hydrogen fueling stations for the transportation sector in Benelux and Germany.

Our continued market presence positions us to secure additional business.

We anticipate that revenues and orders delivered will be higher than in 2009.

Renewable Energy Storage	2 units delivered

Renewable energy storage is continuing to receive considerable attention throughout the world.

We saw growth in this market in 2009 and it has the potential to become our fastest growing market segment in 2010.

We are dedicating more resources to this market opportunity in 2010.

We anticipate revenues and orders delivered will be higher than in 2009.

Backup Power	18 units delivered

30% tax credit introduced in the U.S. for fuel cell backup power products.

Progress with OEMs advancing.

Product development initiatives now well advanced.

Significant product cost reductions are being realized.

We anticipate revenues and orders delivered will be higher than in 2009.

Motive/Mobile Power	25 units delivered

30% tax credit introduced in the U.S. for motive power products.

Our system integration capability is well respected by OEMs.  Good progress in bus, truck, utility vehicle and boat markets.

Product development initiatives advanced in 2009.

We anticipate that revenues and orders delivered will be lower than in 2009.

Other Power Products	16 units delivered	Our work on other niche mobility applications will continue with similar revenue targets.	We anticipate revenues and orders delivered will be similar to 2009.

American Power Conversion Corporation

On July 22, 2009, we announced that we formally notified American Power Conversion Corporation (“APC”) of the termination of the manufacturing and supply agreement (the “Supply Agreement”) dated August 9, 2006 between Hydrogenics and APC.  The Supply Agreement provided that APC would purchase up to 500 HyPM XR 12 kW Fuel Cell Power Modules for integration into APC’s NCPI solutions, specifically its InfraStruXure architecture, over a three year period, subject to the terms of the Supply Agreement. In the notice of termination, we demanded a termination payment of approximately $2.1 million by APC, as determined by a formula in the Supply Agreement based on the number of products for which APC has issued orders and paid for under the Supply Agreement. We are aggressively pursuing this matter.

On November 13, 2009, we filed a complaint against APC in the U.S. District Court for the District of Massachusetts in connection with the Supply Agreement. On December 23, 2009, APC filed its answer to our complaint and counterclaims, denying liability on our claim, and seeking unspecified damages based on APC’s assertion that, pursuant to an alleged oral agreement, APC believed that we would not seek the termination payment under the Supply Agreement.

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

Additional Trends Information

For additional trends information, see “Item 3. Key Information — Risk Factors” and “Item 4. Information of the Company — Business Overview — Our Strategy” in this Form 20-F.

OFF-BALANCE SHEET ARRANGEMENTS

Contingent Off-Balance Sheet Arrangements

We do not have any material obligations under forward foreign exchange contracts, guarantee contracts, retained or contingent interests in transferred assets, outstanding derivative instruments or non-consolidated variable interests.

As a result of the Government of Canada’s commitment to developing domestic alternative energy technologies, we have entered into repayable contribution and other R&D arrangements with various Canadian governmental ministries and public sector enterprises. Under these arrangements, we have received $12.7 million of funding toward agreed upon R&D project costs. Pursuant to the agreements, the funding parties have a right to receive as repayment, between 0.3% and 4.0% of gross revenues attributable to the commercial exploitation of the associated technologies and in one case, 0.53% of our OnSite Generation business unit’s gross business revenues. To date, we have recognized $51.3 million in revenues from these technologies and recorded a repayable amount of $0.3 million. At this time, the amount of further product revenues to be recognized is uncertain, and accordingly no further liabilities for repayment have been accrued. These arrangements expire between September 30, 2006 and March 31, 2016, or when total amounts repaid reach the utilized amount of the advance, depending on the terms of the individual contracts. The amount of funding available to us under similar arrangements varies from year to year, and although we believe that these agencies and enterprises will continue to support the industry, there is no guarantee of the amount of future funding.

In 1998, Stuart Energy a wholly-owned subsidiary of the Company until October 27, 2009, entered into an agreement with Technologies Partnerships Canada (“TPC”), a program of Ministry of Industry of the Canadian government to develop and demonstrate Hydrogen Fleet Fuel Appliances. This agreement was amended in 2003 to expand Stuart Energy’s scope of work and resulted in Stuart Energy receiving a total of $5.6 million of funding from TPC. Pursuant to the amended TPC agreement, Stuart Energy undertook to repay 150% of the funds advanced by TPC, or $14.2 million (the “Repayable Loan Amount”). The amended agreement requires Stuart Energy to commence making royalty payments against the Repayable Loan Amount on the earlier of Stuart Energy revenues reaching Cdn. $90 million or April 1, 2007. In accordance with the terms of the amended agreement, Stuart Energy (now the Company) is required to commence payments to TPC at 0.53% of its annual gross business revenues for a period of 12 years or until the Repayable Loan Amount is fully repaid. To date, we have recognized $51.3 million in revenues and recorded a repayable amount of $0.3 million.

We have entered into indemnification agreements with our current and former directors and officers to indemnify them, to the extent permitted by law, against any and all charges, costs, expenses, and amounts paid in settlement and damages incurred as a result of any lawsuit or any other judicial, administrative or investigative proceeding in which they are involved as a result of their services. Any such indemnification claims will be subject to any statutory or other legal limitation periods. The nature of the indemnification agreements prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay to counterparties. We have purchased directors’ and officers’ liability insurance. No amount has been recorded in the consolidated financial statements with respect to these indemnification agreements.

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

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

As of December 31, 2009

Payments due by period
Contractual Obligations	Total	less than 1 year	1-3 years	3-5 years	more than 5 years
Long-Term Debt Obligations	—	—	—	—	—
Capital (Finance) Lease Obligations	—	—	—	—	—
Operating Lease Obligations	3,131	1,039	1,677	415	—
Purchase Obligations	—	—	—	—	—
Other Long-Term Liabilities Reflected on the Company’s Balance Sheet under the GAAP of the primary financial statements	—	—	—	—	—
Total	3,131	1,039	1,677	415	—

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

Directors

The following table sets forth information with respect to our directors as of March 25, 2010:

Name and Province or State and Country of Residence	Title	Director or Executive Officer Since
Douglas Alexander(1) Ontario, Canada	Chairman of our Board of Directors	2006

Michael Cardiff(1)(2) Ontario, Canada	Director	2007

Joseph Cargnelli Ontario, Canada	Chief Technology Officer and Director	1996

Henry J. Gnacke Michigan, U.S.A.	Director	2008

Norman M. Seagram(1)(3) Ontario, Canada	Director	2000

Daryl Wilson Ontario, Canada	President and Chief Executive Officer and Director	2006

Notes:

(1)	Member of the Audit Committee and the Human Resources and Corporate Governance Committee.
(2)	Chairman of the Human Resources and Corporate Governance Committee.
(3)	Chairman of the Audit Committee.

Each director will hold office until the next annual and special meeting of shareholders, or until his successor is duly elected or appointed.

Douglas S. Alexander, Chairman of our Board of Directors.  Mr. Alexander joined our Board of Directors in May 2006 and has served as Chairman of our Board of Directors since May 2009. Mr. Alexander is a Director and member of the Audit Committee of Critical Outcome Technologies Inc., and has served as the Chief Financial Officer of various Canadian public companies for 15 years. Mr. Alexander was formerly lead director and chair of the Audit Committee of Saxon Financial Inc. Mr. Alexander served as a director of Stuart Energy from 2003 to January 2005. From 1999 to 2004, Mr. Alexander was Executive Vice President and Chief Financial Officer of Trojan Technologies Inc., an international environmental high technology company. Mr. Alexander is a Chartered Director, having graduated from the Director’s College, a joint venture between McMaster University and the Conference Board of Canada.  Mr. Alexander resides in Ontario, Canada.

Michael Cardiff, Director. Mr. Cardiff joined our Board of Directors in November 2007. Currently, Mr. Cardiff is the Chief Executive Officer of Accelerents, a consulting firm focused on strategy development. Prior to holding that position, Mr. Cardiff held numerous senior positions in a number of technology companies including large multinationals such as EDS and IBM as well as startup companies such as Fincentric, Convergent Technologies, Tandem, and Stratus Computer. Mr. Cardiff is currently a director of Descartes Systems Group and Burntsand Inc. Mr. Cardiff has also served as a director of Husky Injection Molding Systems, Solcorp, Visible Genetics, Spectra Security Software Visible Decisions and the Toronto Film Festival, Roy Thomson Hall. Mr. Cardiff has received many awards including “A Canadian Export Life Time Achievement Award.” In 1998, Mr. Cardiff was named one of Canada’s “Top 40 Under 40,” recognizing him as one of the nation’s most successful young leaders. Mr. Cardiff is a member of, and holds the ICD.d designation from, the Institute of Corporate Directors. Mr. Cardiff resides in Ontario, Canada.

Joseph Cargnelli, Chief Technology Officer and Director. Mr. Cargnelli is one of our founders and served as a director from January 1996 to January 2005, when he resigned in connection with the closing of the Stuart Energy acquisition. Mr. Cargnelli was re-elected at the meeting of shareholders on May 17, 2005. Mr. Cargnelli served as our Treasurer from January 1996 until July 2000.  Mr. Cargnelli was appointed as our Vice President, Technology in July 2000.  His title was changed to Chief Technology Officer in April 2003.  Mr. Cargnelli earned both a Masters of Applied Science degree in Mechanical Engineering and a Bachelor of Applied Science degree in Mechanical Engineering from the University of Toronto.  From April 1992 to April 1993, Mr. Cargnelli served as a Research Engineer with the Laboratory of Advanced Concepts in Energy Conversion Inc., a laboratory engaged in the research, development and demonstration of alkaline fuel cells and hydrogen storage methods.  Mr. Cargnelli is a member of the Professional Engineers of Ontario.  Mr. Cargnelli resides in Ontario, Canada.

Henry J. Gnacke, Director. Mr. Gnacke joined our Board of Directors in May 2008. Formerly, Mr. Gnacke was the Executive Director, Global Purchasing Supply chain at General Motors Corporation. He was responsible for fuel cell propulsion systems and General Motors Corporation’s E-Flex programs. Mr. Gnacke has over 30 years of experience and has held numerous positions at General Motors Corporation, including several international assignments in the Middle East, Asia and Europe. Mr. Gnacke is the nominee of General Motors in connection with our strategic alliance with General Motors. Mr. Gnacke resides in Michigan, U.S.A.

Norman M. Seagram, Director. Mr Seagram served as Chairman of our Board of Directors from July 2000 to December 2006, as Lead Director from January 2007 to September of that year, and subsequently as Chairman until May 2009. Mr. Seagram was President of Sportsco International LP (SkyDome) from February 2001 to March 2003.  From September 1996 to May 1997, Mr. Seagram was President and Chief Executive Officer of Molson Inc., a company he had previously served for 24 years in a variety of senior management positions.  From October 1992 to August 1996, Mr. Seagram was Chairman and Chief Executive Officer of Air Liquide Canada, Inc., a producer of industrial gases.  Mr. Seagram is a trustee of Trinity College School and the Toronto Symphony Foundation, and he is a director of Harbourfront Foundation.  He serves on the advisory board of the Faculty of Applied Science and Engineering, University of Toronto, and INSEAD, Fontainebleau, France. He is a former director of the Toronto Economic Development Corporation (TEDCO).  Mr. Seagram resides in Toronto, Ontario, Canada.

Daryl Wilson, President and Chief Executive Officer and Director. Mr Wilson was appointed President and Chief Executive Officer in December 2006. Prior to joining Hydrogenics, Mr. Wilson held senior leadership positions at Royal Group Technologies Inc., ZENON Environmental Inc., Toyota and Dofasco Inc. In 1990 Mr. Wilson earned an MBA from McMaster University in Operations Management/Management Science. Mr. Wilson is a Professional engineer and holds a Bachelor’s degree in Chemical Engineering from the

University of Toronto. Mr. Wilson is a Chartered Director (C.Dir), having graduated in 2009 from Director’s College. Mr. Wilson resides in Ontario, Canada.

On November 30, 2009, V. James Sardo resigned from our Board of Directors due to limitations on his availability because of other business activities and professional commitments. Mr. Sardo had been a member of the Board of Directors since May, 2003 and had been a member of the audit committee and human resources and corporate governance committee of Hydrogenics. We have no immediate plans to fill the vacancy in the board left by Mr. Sardo’s departure.

Executive Officers

The following table sets forth information with respect to our executive officers as of June 23, 2009:

Name and Province or State and Country of Residence	Title	Director or Executive Officer Since
Joseph Cargnelli Ontario, Canada	Chief Technology Officer and Director	1996

Daryl Wilson Ontario, Canada	President and Chief Executive Officer and Director	2006

Lawrence E. Davis Ontario, Canada	Chief Financial Officer and Corporate Secretary	2005

Jennifer Barber Ontario, Canada	Vice President, Finance and Corporate Controller	2005

Wido Westbroek Geel, Belgium	Vice President and General Manager	2006

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

Wido Westbroek, Vice President and General Manager. Mr. Westbroek joined us in 2006 as Vice President, Operations of the Belgium On-Site division. His former career, spanning 18 years, was with Powerlasers, a developer and manufacturer of unique laser welding technology and a maker of auto parts for major automotive OEMs based in Canada and the U.S.. Mr. Westbroek received his Bachelor of Science in Physics at the University of Waterloo in Ontario.

For information regarding the backgrounds of Mr. Cargnelli and Mr. Wilson, see “Directors” above.

COMPENSATION

As the Company reports its financial results in U.S. dollars, the following discussion is prepared showing U.S. dollars, except as otherwise noted, notwithstanding that the currencies in which our President and Chief Executive Officer, our Chief Financial Officer and our three most highly compensated executives, other than the President and Chief Executive Officer and Chief Financial Officer (collectively, the “Named Executive Officers”) are paid are in Canadian dollars and euros. The average exchange rates for the year ended December 31, 2009, for the purposes of the following disclosure, are U.S.$1 = Cdn. $1.142, and U.S.$1 = 0.719 euros.

The following compensation discussion and analysis is intended to supplement the more detailed information concerning compensation of executive officers and directors that appears in the tables that follow. Our goal is to provide a better understanding  of our compensation practices and decisions made concerning the compensation payable to our executive officers and directors for 2009.

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

Base Salary

The objectives of base salary are to recognize market pay, acknowledge competencies and skills of individuals and reward individual contribution.  The annual base salary for each of our Named Executive Officers was initially determined at the time of hire based on a number of customary factors, and is documented in an employment agreement provided to the executive officer (see also “Summary Compensation Table — Employment Agreements”). Historically, we retain compensation consultants to assist in determining appropriate levels of salary and bonus payable to our executive officers, based on relevant market data concerning the market place and our peer group. This data is then used as a basis for determining the executive officer’s initial base salary.

Short-term Incentives

We provide a short-term incentive plan in which the Named Executive Officers, as well as other managers and employees participate. This incentive plan is intended to reward achievement of short-term financial performance and milestones and focus on key financial, strategic and other business objectives.  Pursuant to the short-term incentive plan, we have established layers of performance incentives up to certain percentages of base salary based on market benchmarking. In landmark years, the committee may elect to award a “stretch maximum” of 100% of base salary. The percentage that an executive is awarded is based on the achievement of corporate objectives, the achievement of business unit objectives and the achievement of individual objectives. Certain Named Executive Officers have employment agreements with us that modify our short-term incentive compensation (see “Summary Compensation Table — Employment Agreements).

For 2009, the target bonuses were equal to 40% of the base salary for the Vice President and General Manager and Vice President, Finance and Corporate Controller, and 50% for each of President and Chief Executive Officer, Chief Financial Officer and Corporate Secretary and Chief Technology Officer.

Long-term Incentives

Long-term compensation is designed to focus executives’ attention on the long-term interests of the Company and its shareholders, and consists of two elements for our executive officers:

•                  Stock Option Plan — pursuant to which we grant options to certain employees and officers to purchase Shares at a fixed price; and

•                  RSU Plan — pursuant to which we grant certain executive officers RSUs, representing the cash equivalent of Shares, subject to the vesting, forfeiture and other restrictions the Board of Directors may determine.

Together, we believe these stock options and RSUs link the executives’ long-term compensation directly to the appreciation in the price of our Shares and align the interests of executives with the interests of shareholders.

Stock Options

Our stock option plan allows the Human Resources and Corporate Governance Committee to grant directors, officers, eligible employees and consultants of the Company options to acquire Shares. The purposes of the stock option plan are to attract, retain and motivate key members of our team, to align incentives with the results realized by shareholders, and to provide competitive compensation arrangements that reward the creation of shareholder value over the long-term.

The stock option plan provides that options will expire no later than 10 years from the grant date or, if that date occurs during a blackout period or other period during which an insider is prohibited from trading in our securities by our insider trading policy, 10 business days after the period ends, subject to certain exceptions. Options will have an exercise price per share of not less than the closing price of the Shares on the TSX on the trading day before the option is granted. Unless otherwise specified in a particular option agreement, options granted under this plan will vest over three years with one third of the option grant vesting each year.

Issuances of options under the stock option plan are subject to the several restrictions. No more than 10% of the Shares outstanding may be issued under the stock option plan and all other security based compensation arrangements in any one year period. In addition, the number of Shares reserved for issuance pursuant to options granted to any one person under the stock option plan and all other security based compensation arrangements cannot exceed 5% of the outstanding Shares.

The aggregate number of Shares reserved for issuance pursuant to options granted to insiders under the stock option plan cannot exceed 10% of the outstanding Shares. Further, within any one year period, insiders may not, in the aggregate, be issued under the stock option plan and all other security based compensation arrangements a number of Shares which exceeds 10% of the outstanding issue and no individual insider may be issued a number of Shares that exceeds 5% of the outstanding issue.

Shareholder approval is required for the following amendments to the stock option plan: (i) increasing the number of Shares reserved for issuance under the stock option plan; (ii) reducing the exercise price of an option except appropriate reductions in connection with a subdivision or consolidation of Shares or payment of a stock dividend or an amalgamation, combination or other reorganization involving the company; (iii) extending the term of an option beyond the expiry date or beyond 10 years from its grant date (except the automatic extension where the expiry date would have occurred within a blackout period of the company); (iv) extending the participation of non-employee directors and non-consultants in the stock option plan; (v) permitting options to be transferred other than by testate or intestate succession; (vi) permitting the addition or modification of a cashless exercise feature, payable in cash or Shares, unless it provides for a full deduction of the number of underlying Shares from the stock option plan reserve; (vii) permitting awards, other than options, to be made under the stock option plan; or (viii) pursuant to the company’s bylaws or the rules or policies of any exchange, that require shareholder approval.

Currently there are 348,466 Shares reserved for issuance under the stock option plan representing approximately 8% of the total number of issued and outstanding Shares.

As at December 31, 2009, the Company had 243,503 stock options outstanding. As of March 25, 2010, 109,304 stock options remain available for grant, and a net total of 239,162 stock options have been granted to participants in the stock option plan, with the underlying Shares representing approximately 6% of the total number of issued and outstanding Shares, taking into account options that have been forfeited or cancelled. Since the stock option plan was adopted, options exercised resulted in the issuance of 131,534 Shares as of March 25, 2010.

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

Options are non-transferable. The Board of Directors has the discretion to accelerate vesting and expiration of options in connection with a change of control of the company, a sale of all or substantially all of the assets of the company or a dissolution or liquidation of the company. The Board of Directors may further take such steps it deems equitable and appropriate to adjust the number of Shares that may be acquired on the exercise of any options or the exercise price in the event that the company effects a subdivision or consolidation of the Shares, payment of a stock dividend (other than in lieu of a cash dividend), or other change in capitalization of the company, or upon any amalgamation, continuation, reorganization involving the company, by exchange of Shares, by sale or lease of assets or otherwise, to preserve the proportionality of the rights and obligations of the option holders.

Restricted Share Units

The RSU Plan is designed to retain certain employees of the Company and its affiliates and to allow them to participate in the long-term success of the company. The RSU Plan complements the stock option plan and allows the Company to offer, through combinations of these equity-based incentive programs, optimal alignment of the interests of management and certain employees of the Company and its affiliates with that of its shareholders.

The RSU Plan provides for grants of RSUs to certain employees (each a ‘‘participant’’) of the Company and its affiliates. In determining the number of RSUs to be granted, the Human Resources and Corporate Governance Committee may take into account such milestones and criteria it determines at the time of grant. An RSU is a right to receive a cash payment based on the value of a Share, subject to the vesting, forfeiture and other restrictions the Board of Directors may determine. RSUs are credited to an account in the name of the participant. If a dividend is paid on Shares, each participant’s RSU account is credited with additional RSUs (a ‘‘dividend RSU’’) equal to a fraction where the numerator is the product of: (a) the number of RSUs credited to the participant on the date the dividends are paid, and (b) the dividend paid per Share, and the denominator is the closing price per Share on the TSX on the last trading day on which the Shares were traded preceding the date on which dividends are paid.

Each RSU vests no later than December 31 of the third calendar year following the calendar year in respect of which the RSU is granted or such earlier date as is determined in our Board’s discretion. RSUs are redeemed within 30 days following the vesting date (and no later than the December 31 date referenced above), by a cash payment to the participant equal to the number of vested RSUs multiplied by the closing price per Share on the TSX on the last trading day on which the Shares were traded preceding the vesting date. A dividend RSU vests on the same day as the RSU in respect of which it was granted and is redeemed by the Company on the same date as the applicable RSU.

If a participant dies, retires or his or her employment is terminated by the Company without cause, or for disability or because of the sale of the Company which employs the participant, or to which the participant is a director or consultant, then a pro rata portion of unvested RSUs credited to the participant will vest and be redeemed. If the employment of a participant is terminated by resignation of the participant the participant forfeits all rights to unvested RSUs. If the employment of a participant is terminated for cause, that participant forfeits all rights to vested and unvested RSUs. The Board of Directors may accelerate the vesting of RSUs in connection with a change of control.

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

Summary Compensation Table

The following table provides a summary of compensation earned during the financial year ended December 31, 2009 by the Named Executive Officers.

Name and Principal Position	Salary ($)	Share- Based Awards ($)	Option- Based Awards ($)	Non-Equity Incentive Plan Compensation (1) ($)	All Other Compensation (2) ($)	Total Compensation ($)
Daryl Wilson, President & Chief Executive Officer	345,159	34,668	241,930	Nil	Nil	621,757
Lawrence Davis, Chief Financial Officer and Corporate Secretary	219,298	57,934	51,821	Nil	Nil	329,053
Joseph Cargnelli, Chief Technology Officer	179,133	47,508	42,459	Nil	Nil	269,100
Wido Westbroek, Vice President and General Manager	175,694	16,892	15,121	Nil	Nil	207,707
Jennifer Barber, Vice President, Finance and Corporate Controller	135,442	12,563	11,250	Nil	Nil	159,255

Notes:

(1)	This represents the Company’s short-term incentive plan. The Company does not have any non-equity long-term incentive plans.

(2)	Benefits did not exceed the lesser of Cdn. $50,000 and 10% of the total annual salary and bonuses of any of the Named Executive Officers.

Employment Agreements

Daryl Wilson’s employment agreement provides for a base salary of Cdn. $395,000, subject to annual review, and a discretionary short-term incentive bonus of up to 50% of his base salary.

Lawrence Davis’ employment agreement provides for a base salary of Cdn. $250,000, subject to annual review, and a discretionary short-term incentive bonus of up to 50% of his base salary.

Joseph  Cargnelli’s employment agreement provides for a base salary of Cdn. $205,000, subject to annual review, and a discretionary short-incentive bonus of up to 50% of his base salary.

Wido Westbroek’s employment agreement provides for a base salary 126,500 euros, and a discretionary short-term incentive bonus of up to 40% of his base salary.

Jennifer Barber’s employment agreement provides for a base salary of Cdn. $155,000, subject to annual review, and a discretionary short-term incentive bonus of up to 40% of her base salary.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards During the Year Ended December 31, 2009

	Option-based Awards					Share-based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price (Cdn. $)		Option Expiration Date	Value of Unexercised In-The- Money Options	Number of Shares or Units of Shares That Have Not Vested	Market or Payout Value of Share- Based Awards That Have Not Vested (Cdn. $)
Daryl Wilson	9,000		$40.00	December 8, 2016	Nil	30,228	302,280
	8,564		$29.25	March 23, 2017	Nil
	15,100		$14.50	March 12, 2018	Nil
	40,000		$13.25	March 27, 2019	Nil

Lawrence Davis	4,000		$127.50	February 8, 2015	Nil	26,948	269,480
	2,600		$112.75	May 16, 2015	Nil
	4,214		$84.25	May 23, 2016	Nil
	11,116		$29.25	March 23, 2017	Nil
	9,556 8,568	$ $	14.50 13.25	March 12, 2018 March 27, 2019	Nil Nil

Joseph Cargnelli	6,268 7,020	$ $	14.50 13.25	March 12, 2018 March 27, 2019	Nil Nil	19,740	197,400

Wido Westbroek	3,000		$54.75	July 14, 2016	Nil	6,344	63,440
	2,748		$29.25	March 23, 2017	Nil
	1,780 2,500	$ $	14.50 13.25	March 12, 2018 March 27, 2019	Nil Nil

Jennifer Barber	222		$192.50	October 1, 2011	Nil	5,060	50,600
	1,000		$112.75	May 16, 2015	Nil
	1,016		$84.25	May 23, 2016	Nil
	2,580		$29.25	March 23, 2017	Nil
	1,552 1,860	$ $	14.50 13.25	March 12, 2018 March 27, 2019	Nil Nil

Incentive Plan Awards - Value Vested or Earned During the Year Ended December 31, 2009

Name	Option-Based Awards - Value Vested During the Year ($)	Share-Based Awards - Value Vested During the Year ($)	Non-Equity Incentive Plan Compensation - Value Earned During the Year ($)

Daryl Wilson	Nil	Nil	Nil
Lawrence Davis	Nil	Nil	Nil
Joseph Cargnelli	Nil	Nil	Nil
Wido Westbroek	Nil	Nil	Nil
Jennifer Barber	Nil	Nil	Nil

Compensation of Directors

Director Compensation Table

The following table provides a summary of compensation earned during the financial year ended December 31, 2009 by our directors.

Name	Fees Earned ($)	Share-Based Awards ($)	Option- based awards ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Norman M. Seagram	Nil	82,000	n/a	n/a	Nil	82,000
Douglas S. Alexander	22,250	58,750	n/a	n/a	Nil	81,000
Michael Cardiff	34,000	27,000	n/a	n/a	Nil	61,000
Henry J. Gnacke	25,000	24,000	n/a	n/a	Nil	49,000
V. James Sardo (1)	35,062	25,500	n/a	n/a	Nil	60,562

Note:

(1)                                  Mr. Sardo resigned from the Board of Directors on November 30, 2009.

In 2009, each of our directors who is considered “independent” was paid an annual fee of $12,000 for his services as a director and an attendance fee of $1,000 for each Board or committee meeting attended.  Each committee chair received an additional attendance fee of $500 for each committee meeting attended.  Our Chairman of the Board was paid an annual fee of $25,000 for his services and an attendance fee of $1,500 for each Board meeting attended.  All directors were reimbursed for travel and other reasonable expenses incurred in attending Board and committee meetings.

For compensation information regarding Mr. Cargnelli and Mr. Wilson, please see “Elements of Executive Compensation Program” above.

Deferred Share Units

Old Hydrogenics established its deferred share unit plan and director ownership guidelines in 2004, in an effort to better align the interests of non-employee directors with the interests of our shareholders by linking annual short-term incentive awards to the future value of the Shares.  On June 22, 2009, Old Hydrogenics’ Board of Directors approved certain administrative amendments to its deferred share unit plan.  In October 2009, we adopted the DSU Plan, which is identical to Old Hydrogenics’ deferred share unit plan.

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

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards During the Year Ended December 31, 2009

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option Expiration Date	Value of Unexercised In-The- Money Options	Number of Shares or Units of Shares That Have Not Vested	Market or Payout Value of Share-Based Awards That Have Not Vested (Cdn. $)
Norman M. Seagram	n/a	n/a	n/a	n/a	n/a	n/a
Douglas S. Alexander	n/a	n/a	n/a	n/a	n/a	n/a
Michael Cardiff	n/a	n/a	n/a	n/a	n/a	n/a
Henry J. Gnacke	n/a	n/a	n/a	n/a	n/a	n/a
V. James Sardo	n/a	n/a	n/a	n/a	n/a	n/a

Incentive Plan Awards - Value Vested or Earned During the Year Ended December 31, 2009

Name	Option-Based Awards - Value Vested During the Year ($)	Share-Based Awards - Value Vested During the Year ($)	Non-Equity Incentive Plan Compensation - Value Earned During the Year ($)
Norman M. Seagram	n/a	82,000	n/a
Douglas S. Alexander	n/a	58,750	n/a
Michael Cardiff	n/a	27,000	n/a
Henry J. Gnacke	n/a	24,000	n/a
V. James Sardo	n/a	25,000	n/a

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

Termination and Change of Control Benefits of Executive Directors

Mr. Wilson’s employment agreement provides that Mr. Wilson is entitled to 18 months’ salary and bonus in lieu of notice if he is terminated without cause from his position at any time, or if he is terminated upon a change of control of the Company. This amount is equal to a maximum of approximately Cdn. $997,375 based on Mr. Wilson’s current compensation. The agreement also provides that all outstanding stock options held by Mr. Wilson will immediately vest upon termination without cause or termination resulting from a change of control of the Company. Mr. Wilson has agreed to refrain from competing with and interfering in the business of Hydrogenics for a period of one year subsequent to his termination for any reason. Under the RSU Plan, if Mr. Wilson’s employment is terminated by the Company without cause, prior to the vesting date of any awarded RSUs, then a pro rata portion of such RSUs will vest immediately prior to the date of his termination of employment. The value of such RSUs, as of December 31, 2009, is Cdn. $302,280.

Mr. Cargnelli’s employment agreement provides that Mr. Cargnelli is entitled to 24 months’ salary and one and a half times the average bonus paid in the two fiscal years preceding termination in lieu of notice if Mr. Cargnelli is terminated without cause from his position at any time, or if he is terminated upon a change of control of the Company.  This amount is equal to a maximum of approximately Cdn. $717,500 based on Mr. Cargnelli’s current compensation. Mr. Cargnelli has agreed to refrain from competing with and interfering in the business of Hydrogenics for a period of three years subsequent to his termination for any reason.  Under the RSU Plan, if Mr. Cargnelli’s employment is terminated by the Company without cause, prior to the vesting date of any awarded RSUs, then a pro rata portion of such RSUs will vest immediately prior to the date of his termination of employment. The value of such RSUs, as of December 31, 2009, is Cdn. $197,400.

Human Resources and Corporate Governance Committee

As of March 25, 2010, we have a Human Resources and Corporate Governance Committee.

Composition of Human Resources and Corporate Governance Committee

The following individuals served as the members of the Human Resources and Corporate Governance Committee as at December 31, 2009 and March 25, 2010: Michael Cardiff (Chair), Douglas S. Alexander and Norman M. Seagram.

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

The committee ensures that the Company’s business and affairs are carried out in a transparent manner that will enhance shareholder value.  The committee assesses the effectiveness of the Company’s corporate governance processes and compensation policies and, where appropriate, makes recommendations with respect to the implementation, development and modification with respect to these processes and policies.

In 2009, the Human Resources and Corporate Governance Committee, in fulfilling its responsibilities, took the following measures:

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

The Human Resources and Corporate Governance Committee met six times in 2009. The Human Resources and Corporate Governance Committee is satisfied that it has fulfilled its charter during the year ended December 31. 2009.

Other Committee Assessments

The Human Resources and Corporate Governance Committee is responsible for supervising the assessment of the effectiveness of the Board of Directors as a whole and each committee of the Board of Directors, for evaluating the performance of the Chairman of the Board, the Chair of each committee and the performance and contribution of individual directors.  The process generally involves the Human Resources and Corporate Governance Committee assigning the task of conducting a survey of directors (with respect to their views on the effectiveness of the Board of Directors, Chairman of the Board, each committee of the Board and its Chair and individual directors).  The form of the survey is approved by the Human Resources and Corporate Governance Committee. The results of the survey are communicated in writing to the Chairman of the Board and the Chairman then reports the overall results and the Chairman’s recommendations to the Board.  The Chairman also meets in person or by telephone with each Board member to confidentially discuss his peer evaluation.  The Chairman also meets with the Chair of the Human Resources and Corporate Governance Committee to review the results of the survey prior to the Human Resources and Corporate Governance Committee meeting to finalize its recommendations for Board and committee nominations.  The Chair of the Human Resources and Corporate Governance Committee meets with the Chairman of the Board to discuss the Chairman’s performance assessment.

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

During the past year, the Audit Committee, in fulfilling its responsibilities, took the following measures:

•                  reviewed and discussed with management and the auditors the audited annual consolidated financial statements and management’s discussion and analysis (“MD&A”);

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

Based on this information, the Audit Committee recommended to the Board that the consolidated audited financial statements and MD&A be included in the annual report to shareholders.

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

•                  reviewed with management and the auditors all financial information and financial statements contained in this Form 20-F, which is being filed in Canada as our annual information form, and our management proxy circular, in each case prior to publication;

•                  reviewed with management our investment policy;

•                  met with management and the external auditors to discuss and review the Company’s control environment and culture, and the Company’s program to maintain SOX Section 404 compliance;

•                  reviewed our overall risk management strategy;

•                  reviewed our progress on the implementation of International Financial Reporting Standards (“IFRS”);

•                  reviewed and approved various aspects and documents related to the APIF transaction;

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

The Audit Committee met six times in 2009. The Audit Committee is satisfied that it has fulfilled its charter during the year ended December 31, 2009.

The Audit Committee of our Board of Directors operates under a written charter that sets out its responsibilities and composition requirements.  As at December 31, 2009 and March 25, 2010, the members of the committee were: Norman M. Seagram (Chair), Douglas S. Alexander and Michael Cardiff.  The following sets out the education and experience of each director relevant to the performance of his duties as a member of the committee.

Norman M. Seagram is Chair of our Audit Committee.  Mr. Seagram was President of Sportsco International LP (SkyDome) from February 2001 to March 2003.  From September 1996 to May 1997, Mr. Seagram was President and Chief Executive Officer of Molson Inc., a company he had previously served for 24 years in a variety of senior management positions.  From October 1992 to August 1996, Mr. Seagram was Chairman and Chief Executive Officer of Air Liquide Canada, Inc., a producer of industrial gases.  Mr. Seagram is a trustee of Trinity College School and the Toronto Symphony Foundation, and he is a director of Harbourfront Foundation.  He serves on the advisory board of the Faculty of Applied Science and Engineering, University of Toronto, and INSEAD, Fontainebleau, France. He is a former director of the Toronto Economic Development Corporation (TEDCO).Mr. Alexander is a Director and member of the Audit Committee of Critical Outcome Technologies Inc., and has served as the Chief Financial Officer of various Canadian public companies for 15 years. Mr. Alexander was formerly lead director and chair of the Audit Committee of Saxon Financial Inc. Mr. Alexander served as a director of Stuart Energy from 2003 to January 2005. From 1999 to 2004, Mr. Alexander was Executive Vice President and Chief Financial Officer of Trojan Technologies Inc., an international environmental high technology company. Mr. Alexander is a Chartered Director, having graduated from the Director’s College, a joint venture between McMaster University and the Conference Board of Canada. Mr. Cardiff is the Chief Executive Officer of Accelerents, a consulting firm focused on strategy development. Prior to holding that position, Mr. Cardiff held numerous senior positions in a number of technology companies including large multinationals such as EDS and IBM as well as startup companies such as Fincentric, Convergent Technologies, Tandem, and Stratus Computer. Mr. Cardiff is currently a director of Descartes Systems Group and Burntsand Inc. Mr. Cardiff has also served as a director of Husky Injection Molding Systems, Solcorp, Visible Genetics, Spectra Security Software Visible Decisions and the Toronto Film Festival, Roy Thomson Hall. Mr. Cardiff has received many awards including “A Canadian Export Life Time Achievement Award.” In 1998, Mr. Cardiff was named one of Canada’s “Top 40 Under 40,” recognizing him as one of the nation’s most successful young leaders. Mr. Cardiff is a member of, and holds the ICD.d designation from, the Institute of Corporate Directors.

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

EMPLOYEES

As at December 31, 2009, we employed approximately 130 full-time staff.  Our full-time staff is divided between 61 full-time staff in our OnSite Generation business, 65 full-time staff in our Power Systems business, and four full-time staff in our corporate services group.

As of December 31, 2009, four of our employees were located in our Mississauga, Ontario corporate headquarters, 67 employees were located in our Mississauga, Ontario power systems group, 7 employees were located in our Mississauga, Ontario OnSite generation group, nine employees were located in our Gladbeck, Germany power generation group and 54 employees were located in our Oevel-Westerlo, Belgium OnSite generation group.  We also employed 2 temporary and contract employees at our Mississauga, Ontario facility and 11 subcontractors at our Oevel-Westerlo, Belgium facility.

As at December 31, 2008, we employed approximately 166 full-time staff.  Our full-time staff is divided between 73 full-time staff in our OnSite Generation business, 81 full-time staff in our Power Systems business, 5 full-time staff in our Test Systems business and 7 full-time staff in our corporate services group.

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

As at December 31, 2007, we employed approximately 186 full-time staff.  Our full-time staff is divided between 80 full-time staff in our OnSite Generation business, 84 full-time staff in our Power Systems business, 13 full-time staff in our Test Systems business and 9 full-time staff in our corporate services group.

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

SHARE OWNERSHIP

Below is a summary of the securities ownership for each director and Named Executive Officer as of March 25, 2010.

	Share-Based Awards						Option-Based Awards
		% of					Number of securities	Option
		Common		% of		% of	underlying	exercise	Option	% of
	Common	Shares		DSUs		RSUs	unexercised	price	Expiration	Options
Name	Shares	Outstanding	DSUs	Outstanding	RSUs	Outstanding	options	(Cdn. $)	Date	Outstanding

Norman M. Seagram	1,428	Less than 1%	18,957	45%	Nil	Nil	196	$125.00	June 30, 2010	1%
							480	$217.50	January 19, 2011
							320	$218.75	May 16, 2011
							400	$205.00	June 27, 2012
							480	$147.75	March 30, 2013
							600	$164.50	April 27, 2014

Douglas S. Alexander	999	Less than 1%	10,982	26%	Nil	Nil	Nil	N/A	N/A	Nil

Michael Cardiff	Nil	Nil	4,170	10%	Nil	Nil	Nil	N/A	N/A	Nil

Henry J. Gnacke	Nil	Nil	1,781	4%	Nil	Nil	Nil	N/A	N/A	Nil

Joseph Cargnelli	158,660	4%	Nil	Nil	19,740	22%	6,268	$14.50	March 12, 2018	5%
							7,020	$13.25	March 27,2019

Daryl Wilson	4,000	Less than 1%	Nil	Nil	30,228	34%	9,000	$40.00	December 8, 2016	30%
							8,564	$29.25	March 23, 2017
							15,100	$14.50	March 12, 2018
							40,000	$13.25	March 27, 2019

Lawrence Davis	Less than 1%	Less than 1%	Nil	Nil	26,948	31%	4,000	$127.50	February 8, 2015	16%
							2,600	$112,75	May 16, 2015
							4,214	$84.25	May 23, 2016
							11,116	$29.25	March 23, 2017
							9,556	$14.50	March 12, 2018
							8,568	$13.25	March 27, 2019

Wido Westbroek	Less than 1%	Less than 1%	Nil	Nil	6,344	7%	3,000	$54.75	July 14, 2016	4%
							2,748	$29.25	March 23, 2017
							1,780	$14.50	March 12, 2018
							2,500	$13.25	March 27, 2019

Jennifer Barber	Less than 1%	Less than 1%	Nil	Nil	5,060	6%	222	$192.50	October 1, 2011	3%
							1,000	$112.75	May 16, 2015
							1,016	$84.25	May 23, 2016
							2,580	$29.25	March 23, 2017
							1,552	$14.50	March 12, 2018
							1,860	$13.25	March 27, 2019

For information regarding arrangements for involving employees in the capital of our Company, see “Item 6. Directors, Senior Management And Employees — Compensation — Elements of Executive Compensation Program — Long-term Incentives” above.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

To the knowledge of our directors and officers, as of March 25, 2010, no person or company beneficially owns, directly or indirectly, or exercises control or direction over common shares carrying more than 5% of the voting rights attached to our outstanding common shares other than the following:

•                  General Motors Holdings LLC (“General Motors”), which owns 454,560 common shares, representing 10.8% of our outstanding common shares;

•                  Alpha, which owns 250,000 common shares, representing 5.9% of our outstanding common shares, 119,678 series A warrants (representing the right to acquire the equivalent number of common shares) and 130,323 series B warrants of the Company (representing the right to acquire the equivalent number of common shares); and

•                  Iroquois Master Fund Ltd., which owns 250,000 common shares, representing 5.9% of our outstanding common shares, 119,678 series A warrants (representing the right to acquire the equivalent number of common shares) and 130,323 series B warrants of the Company (representing the right to acquire the equivalent number of common shares).

For information regarding the pre-emptive right granted to General Motors, see “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions — Transactions with General Motors” below.

Our major shareholders do not have voting rights different from those of our other shareholders.

As of February 9, 2010, approximately 15,916 U.S. shareholders held approximately 2,523,689 common shares or approximately 68% of our outstanding common shares.

RELATED PARTY TRANSACTIONS

Transactions with Viking Engineering & Tool Co.

In the normal course of operations, we subcontract certain machining and sheet metal fabrication of parts to Viking Engineering & Tool Co., a company owned by the father and uncle of Joseph Cargnelli, a director and senior officer of the Company and one of our principal shareholders. For the fiscal year ended December 31, 2009, billings by this related company totaled $0.1 million, a decrease of $0.1 million from the $0.2 million billed the previous year. For the year ended December 31, 2007, billings by this related company totaled $0.8 million, a decrease of $0.2 million from the $1.0 million billed in the previous year. At December 31, 2009, we had an accounts payable balance due to this related company of less than ten thousand dollars. We believe that transactions with this company are consistent with those we have with unrelated third parties. All related party transactions have been recorded at the exchange amount, which is the consideration paid or received as established and agreed by the related parties.

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

Indebtedness of Directors and Executive Officers

From January 1, 2007 to March 25, 2010, none of our current directors or executive officers are indebted to the Company.

Indebtedness of Directors and Executive Officers Under (1) Securities Purchase and (2) Other Programs

Name and Principal Position	Involvement of Company or Subsidiary	Largest Amount Outstanding During 2007 ($)	Amount Outstanding as at March 25, 2010 ($)	Financially Assisted Securities Purchases During 2007	Security for Indebtedness (# of shares)	Amount Forgiven During 2007 ($)
Securities Purchase Program

Jon Slangerup,(1)(2)(3) former President and Chief Executive Officer of Stuart Energy	Provided loan by Stuart Energy (now a subsidiary of the Company) to purchase common shares of Stuart Energy(2)	957,887	Nil	Nil	150,775	957,887

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

INTERESTS OF EXPERTS AND COUNSEL

None.

ITEM 8.  FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Financial Statements

See “Item 18. Financial Statements.” For accounting purposes, we are considered to be a continuation of Old Hydrogenics and the financial statements of Old Hydrogenics for the periods prior to October 27, 2009 are considered to be our financial statements.

Legal Proceedings

See “Item 5.  Operating and Financial Review and Prospects — Trend Information — Delivery Outlook — American Power Conversion Corporation” for information regarding the complaint we filed against APC in the U.S. District Court for the District of Massachusetts on November 13, 2009, in connection with a certain supply agreement with APC.

See “Item 3. Key Information — Risk Factors — Risk Factors Related to Our Financial Condition — We are currently involved in litigation with Alpha Capital Anstalt, the outcome of which could adversely affect our financial condition” for information regarding the suit filed by Alpha against Hydrogenics and two of our officers on February 23, 2010 in the Supreme Court of the State of New York (County of New York) regarding our share consolidation, which was completed on March 12, 2010.  We have also received correspondence from the other institutional investor in the registered direct offering completed on January 14, 2010 making allegations similar to those made by Alpha.

We are not currently party to any other material legal proceedings.

Dividends Policy

We have never declared or paid any cash dividends on our common shares.  We currently intend to retain any future earnings to fund the development and growth of our business and we do not anticipate paying any cash dividends in the foreseeable future.

SIGNIFICANT CHANGES

For information regarding significant changes since December 31, 2009, see “Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds — Material Modifications to the Rights of Security Holders,” “Item 4.  Information of the Company — Business Overview — Our Products and Services — Recent Developments,” and note 21 to our consolidated financial statements on beginning on page F-37.

ITEM 9.      THE OFFER AND LISTING

LISTING DETAILS

The following table sets forth the reported trading prices in Canadian dollars and U.S. dollars for our common shares on the TSX and Nasdaq, respectively.  Trading prices prior to March 12, 2010 are on a pre-consolidation basis and trading prices for the period from March 12, 2010 to March 25, 2010 are on a post-consolidation basis.

	TSX		Nasdaq
	High (Cdn$)	Low (Cdn$)	High ($)	Low ($)
Annual Market Prices
2005	6.45	2.93	5.38	2.50
2006	5.03	1.35	4.40	1.21
2007	1.73	0.90	1.65	0.84
2008	2.47	0.37	2.45	0.32
2009	0.80	0.38	0.75	0.29
Quarterly Market Prices
2008
First Quarter	1.05	0.51	1.07	0.49
Second Quarter	1.99	0.50	1.95	0.50
Third Quarter	2.47	0.60	2.45	0.55
Fourth Quarter	0.98	0.37	0.92	0.32
2009
First Quarter	0.73	0.38	0.63	0.29
Second Quarter	0.80	0.56	0.55	0.51
Third Quarter	0.75	0.49	0.69	0.45
Fourth Quarter	0.70	0.38	0.69	0.36
2010
First Quarter (until March 11)	0.55	0.23	0.54	0.21
First Quarter (March 12 to March 25)	7.87	5.49	7.75	5.46
Monthly Market Prices
2009
September	0.75	0.52	0.69	0.49
October	0.70	0.48	0.69	0.42
November	0.51	0.42	0.63	0.39
December	0.50	0.38	0.49	0.36
2010
January	0.55	0.38	0.54	0.36
February	0.40	0.23	0.37	0.21
March 1 to March 11	0.25	0.23	0.25	0.23
March 12 to March 25	7.87	5.49	7.75	5.46

Plan of Distribution

Not applicable.

MARKETS

Our common shares are listed on the TSX under the symbol “HYG”. As a result of the share consolidation implemented on March 12, 2010, our common shares are listed on the Nasdaq under the symbol “HYGSD” until April 9, 2010, at which point they will revert to trading under the symbol “HYGS,” which is the symbol they were listed under prior to the share consolidation.

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

Pursuant to the CBCA at least 25% of our directors must be resident Canadians. The CBCA also requires that we have not less than three directors, at least two of whom are not officers, directors or employees of the Company. We currently have six directors, five of whom are resident Canadians. Our articles of incorporation provide that the minimum size of our Board of Directors be three and the maximum size of our Board of Directors be twelve. Our directors may, from time to time, determine the number of directors on the board by resolution, which is currently six directors. Our articles of incorporation and our by-laws do not impose any other director qualification requirements.

In February 2010, the Board of Directors amended our by-laws to provide the Chairman of the Board of Directors with a casting vote in the case of an equality of votes on a question before the Board of Directors at a meeting of the Board of Directors.

Director Share Ownership Guidelines

We have established director share ownership guidelines that require each of our directors to hold Shares or DSUs equal to five times the director’s annual cash retainer within three years of his initial appointment. The General Motors nominee on the Board is not required to comply with these guidelines.

Given the recent decline in the price for our common shares, exacerbated by prevailing global economic and credit market conditions, the Human Resources and Corporate Governance Committee has amended the guidelines to permit the value to be measured at either the year-end Share price, or a director’s acquisition cost of Shares and initial grant price of DSUs.  The Board has approved this amendment and all Directors are in compliance.

SHAREHOLDER RIGHTS

Our authorized capital consists of an unlimited number of common shares with no par value and an unlimited number of preferred shares with no par value issuable in series, of which 4,201,983 common shares and no preferred shares were issued and outstanding as of March 25, 2010.  As of March 25, 2010, we also have 239,355 series A warrants and 260,644 series B warrants issued and outstanding, whereby each warrant entitles the holder to purchase a common share (see “Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds — Material Modifications to the Rights of Security Holders — Registered Direct Offering of Common Shares and Warrants” for information regarding the warrants.)

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

MATERIAL CONTRACTS

For the two years immediately preceding the date of this Annual Report, no material contracts have been terminated, entered into or assigned by us other than in the ordinary course of business and other than the material contracts summarized below.

On July 22, 2009, we announced that we formally notified American Power Conversion Corporation (“APC”) of the termination of the manufacturing and supply agreement dated August 9, 2006 between Hydrogenics and APC.  See “Item 5.  Operating and Financial Review and Prospects — Trend Information — Delivery Outlook — American Power Conversion Corporation” for information regarding the termination.

The following material contracts were entered into in connection with the APIF Transaction described under “Item 4.  Information of the Company — History and Development of Hydrogenics Corporation.”

•                  Support Agreement dated June 11, 2009, among the Trustees of Algonquin Power Income Fund (the “Algonquin Board”), Hydrogenics and Old Hydrogenics.  The Support Agreement sets out the terms and conditions pursuant to which the parties implemented the APIF Transaction, which involved (i) a plan of arrangement among Hydrogenics, Old Hydrogenics and its wholly-owned subsidiaries, Stuart Energy and Hydrogenics Test Systems Inc. (“Test Systems”), and (ii) a take-over bid pursuant to which Old Hydrogenics will make offers to acquire all of the issued and outstanding units and convertible debentures of APIF.

•                  Expense Reimbursement Agreement dated June 11, 2009, among Algonquin Power Management Inc. (“APMI”), Hydrogenics and Old Hydrogenics.  The Expense Reimbursement Agreement with APMI, the Manager of APIF, provides for the payment by one party to the other of professional advisory costs and expenses incurred in connection with the transactions contemplated in the Support Agreement, to a maximum amount of Cdn. $1,000,000 if the transactions fail to be completed under certain conditions.

•                  APMI Guarantee dated June 11, 2009, among APMI, Hydrogenics and Old Hydrogenics.  Pursuant to the APMI Guarantee, APMI has agreed to unconditionally and irrevocably guarantee the obligations of the Algonquin Board under the Support Agreement.

•                  Algonquin Power Guarantee dated June 11, 2009, among APIF, APMI, Hydrogenics and Old Hydrogenics.  Pursuant to the Algonquin Power Guarantee, APIF has agreed to unconditionally and irrevocably guarantee the obligations of APMI under the Expense Reimbursement Agreement and the APMI Guarantee.

•                  Indemnity Agreement dated October 27, 2009, between Hydrogenics and APUC.  The Indemnity Agreement is primarily designed to provide APUC with indemnification from Hydrogenics, the resulting entity that is carrying on the business previously carried on by APUC, for claims relating to Hydrogenics’ business that are brought against APUC in the future.

•                  Divestiture Agreement dated October 27, 2009, among Hydrogenics, Old Hydrogenics, Stuart Energy and Test Systems.  Pursuant to the Divestiture Agreement, we agreed to acquire from Old Hydrogenics, Stuart Energy and Test Systems all of their assets (excluding their tax attributes) and to pay, assume, discharge, perform and fulfill, as the case may be, all of their liabilities (excluding certain liabilities specified in the agreement).

The following material contracts were entered into in connection with the registered direct offering described under “Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds — Material Modifications to the Rights of Security Holders — Registered Direct Offering of Common Shares and Warrants.”

•                  Securities Purchase Agreement dated January 11, 2010, among Hydrogenics and two investors.  Pursuant to such agreement, Hydrogenics agreed to sell common shares and warrants in a registered direct offering to the two investors, resulting in gross proceeds of $5 million before placement agent’s fees and other offering expenses.

•                  Warrant Agreement dated January 14, 2010 between Hydrogenics and Mellon Investor Services LLC.  The Warrant Agreement appoints Mellon Investor Services LLC as the warrant agent to act on behalf of Hydrogenics in connection with the issuance, transfer, exchange and exercise of the warrants issued in the registered direct offering and certain other related matters.

As described under “Item 5.  Operating and Financial Review and Prospects — Trend Information — Delivery Outlook,” on July 20, 2009, we announced that we had terminated our manufacturing and supply agreement dated August 9, 2006 with American Power Conversion Corporation.

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

Canadian Federal Income Tax Considerations

In this summary, a “U.S. holder” means a person who, for the purposes of the Income Tax Act (Canada) (the “Income Tax Act”) and the Canada-United States Income Tax Convention (1980) (the “Convention”), is a resident of the United States and is not and has not been a resident of Canada, does not have and has not had at any time, a permanent establishment or fixed base in Canada and otherwise qualifies for the full benefits of the Convention, and who, for the purposes of the Income Tax Act:

•                  deals at arm’s length and is not affiliated with us;

•                  holds our common shares as capital property;

•                  does not use or hold and is not deemed to use or hold our common shares in the course of carrying on, or otherwise in connection with, a business in Canada;

•                  is not a “registered non-resident insurer” or “authorized foreign bank,” each within the meaning of the Income Tax Act; and

•                  does not carry on an insurance business in Canada and elsewhere.

Generally, our common shares will be capital property to a U.S. holder unless they are held in the course of carrying on a business of buying or selling securities or in an adventure of concern in the nature of trade. This summary does not deal with special situations, such as the particular circumstances of traders or dealers, United States limited liability companies (which may not be considered to be a resident of the Untied States for the purposes of the Convention), tax-exempt entities, insurers or financial institutions.  Such holders and other holders who do not meet the criteria of a U.S. holder described above should consult their own tax advisors.  There are no Canadian federal estate taxes applicable to the purchase or ownership of our common shares. Under the Income Tax Act, on death, a U.S. holder would be deemed to dispose of all of his or her assets, including our common shares.

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

Dividends

Dividends paid, credited or deemed to have been paid or credited on our common shares are subject to non-refundable Canadian withholding tax under the Income Tax Act at the rate of 25%, although this rate may be reduced by the provisions of an applicable income tax treaty. Subject to the exceptions noted immediately below, under the Convention, U.S. holders who beneficially own the dividends will be subject to a 15% withholding tax on the gross amount of such dividends.  In the case of a U.S. holder that is a corporation that beneficially owns at least 10% of our voting shares, the applicable rate of withholding tax on dividends will be reduced to 5%. In the case of dividends paid, credited or deemed to be credited to a U.S. holder that is a tax exempt organization as described in Article XXI of the Convention, generally no withholding tax will be payable.

Dispositions

A U.S. holder will generally not be subject to tax under the Income Tax Act on any capital gain realized on a disposition of our common shares, unless the common shares constitute “taxable Canadian property” of the U.S. holder at the time of disposition and the U.S. holder is not entitled to relief under the Convention.  Provided our common shares are listed on a “designated stock exchange” (which includes the TSX and Nasdaq) at the time of the disposition, our common shares generally will not constitute taxable Canadian property of a U.S. holder unless, at any time during the 60-month period immediately preceding the disposition, the U.S. holder, persons with whom the U.S. holder does not deal at arm’s length, or the U.S. holder together with such persons owned, 25% or more of the issued shares of any series or class of our capital stock or unless our common shares are deemed under the Income Tax Act to be taxable Canadian property to the U.S. holder.  If our common shares constitute taxable Canadian property to a particular U.S. holder, any capital gain arising on their disposition may be exempt from Canadian tax under the Convention if, at the time of disposition, our common shares do not derive their value principally from real property situated in Canada.

On March 4, 2010, the Department of Finance (Canada) announced in the 2010 Canadian Federal Budget that it is proposing to amend the definition of “taxable Canadian property” in the Tax Act to exclude shares (whether listed or not) of corporations that do not derive, directly or indirectly, more than 50% of their fair market value from one or any combination of (i) real or immovable property situated in Canada, (ii) Canadian resource properties, (iii) timber resource properties, and (iv) options in respect of or interests or civil law rights in such property, at any time during the 60-month period immediately preceding the disposition.  If the definition of “taxable Canadian property” is amended as proposed and our common shares are not considered to have derived more than 50% of their fair market value from one or any combination of properties described in (i) to (iv) at any time during the 60-month period preceding the disposition, then our common shares will not be taxable Canadian property at the time of the disposition unless such shares are otherwise deemed to be taxable Canadian property to the U.S. holder.

United States Federal Income Taxation

The following discussion summarizes the material United States federal income tax consequences to a ‘‘U.S. Holder’’ (as defined below) of the acquisition, ownership and disposition of our common shares. This summary assumes that you hold your common shares as capital assets within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “U.S. Tax Code”). This summary does not purport to be a complete analysis of all of the potential United States federal income tax considerations that may be relevant to a particular holder’s acquisition, ownership or disposition of our common shares in light of such holder’s particular circumstances, nor does it address the United States federal income tax consequences applicable to holders subject to special tax rules, including without limitation banks, brokers, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, tax-exempt entities, insurance companies, persons liable for alternative minimum tax, persons that actually or constructively own or have owned 5% or more of our common shares, persons that hold common shares as part of a straddle or a hedge, constructive sale, synthetic security, conversion or other integrated transaction, partnerships and other pass-through entities, persons whose functional currency is not the U.S. dollar, financial institutions, and expatriates of the United States. In addition, this summary does not address the tax consequences arising under the tax laws of any state, local or foreign jurisdiction.

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

This section is based on the U.S. Tax Code, the Treasury regulations thereunder (the “Treasury Regulations”), published United States Internal Revenue Service (“IRS”) rulings, administrative interpretations and judicial decisions, all as currently in effect. These authorities are subject to change, repeal or revocation, possibly on a retroactive basis, which may result in United States federal income tax consequences different from those discussed below.

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

This summary does not discuss the United States federal income tax consequences to any beneficial owner of common shares that is not a U.S. Holder. Each U.S. Holder is urged to consult with its own tax advisor regarding the tax consequences of the acquisition, ownership and disposition of common shares, including the effects of United States federal, state, local, non-United States and other tax laws.

Taxation of Distributions on Common Shares

Subject to the PFIC rules discussed below, the gross amount of any actual or deemed distribution by us (including any Canadian taxes withheld therefrom) with respect to your common shares will be included in your gross income as a dividend to the extent such distribution is paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. A distribution in excess of our current and accumulated earnings and profits will first be treated as a tax-free return of capital to the extent of your adjusted tax basis in our common shares and will be applied against and reduce such basis on a dollar-for-dollar basis. Thereafter, to the extent that such distribution exceeds your adjusted tax basis in our common shares, the distribution will be treated as gain from the sale or exchange of such common shares. Dividends will not be eligible for the dividends received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations.

If you are a non-corporate U.S. Holder, including an individual, dividends you receive in taxable years beginning before January 1, 2011, may be subject to United States federal income tax at the lower rates applicable to capital gains, provided that (i) we are a “qualified foreign corporation” and (ii) certain holding period and other requirements are satisfied. A qualified foreign corporation includes a non-United States corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States that includes an exchange of information program and that the United States Treasury Department has determined to be satisfactory for purposes of the qualified dividend provisions of the U.S. Tax Code. The United States Treasury Department has determined that the Convention (as defined above) is satisfactory for purposes of the qualified dividend provisions of the U.S. Tax Code. In addition, a foreign corporation not otherwise treated as a qualified foreign corporation shall be so treated with regard to any dividend paid by such corporation if the stock with respect to which the dividend is paid is regularly tradable on an established securities market in the United States. A qualified foreign corporation does not include a non-United States corporation that is a PFIC for the taxable year in which a dividend is paid or that was a PFIC for the preceding taxable year. Accordingly, dividends on the common shares will be eligible for these lower rates of taxation provided that (i) we are not a PFIC for the taxable year the dividend is paid or for the preceding taxable year, (ii) we are eligible for the benefits of the Convention or our common shares are readily tradable on an established securities market in the United States, and (iii) you satisfy certain holding period and other requirements. You should consult your own tax advisors regarding the application of these rules.

Any tax withheld under Canadian law with respect to distributions on our common shares at a rate not exceeding the rate provided in the Convention may, subject to a number of complex limitations, be claimed as a foreign tax credit against your U.S. federal income tax liability or may be claimed as a deduction for U.S. federal income tax purposes. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed with respect to our common shares will be foreign source income and generally will constitute ‘‘passive category income’’ or, in the case of certain U.S. Holders, ‘‘general category income.” The rules relating to United States foreign tax credits are complex and the availability of a foreign tax credit depends on numerous factors. You should consult your own tax advisors concerning the application of the United States foreign tax credit rules to your particular situation.

The gross amount of distributions paid in Canadian dollars will be included by each U.S. Holder in gross income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day the distributions are paid, regardless of whether the payment is in fact converted into U.S. dollars on such date. If you convert such Canadian dollars into U.S. dollars on the date of the payment, you should not be required to recognize any foreign currency gain or loss with respect to the receipt of the Canadian dollar distributions. If instead you convert such Canadian dollars into U.S. dollars at a later date, any currency gain or loss realized from the conversion of the Canadian dollars will be treated as U.S. source ordinary income or loss.

Taxation of Dispositions of Common Shares

Subject to the PFIC rules discussed below, upon a sale or other taxable disposition of common shares, you generally will recognize capital gain or loss for United States federal income tax purposes equal to the difference, if any, between the amount that you realize and your adjusted tax basis in your common shares. Your adjusted tax basis in our common shares generally will be the cost to you of such shares, as determined under United States federal income tax principles. For taxable years beginning before January 1, 2011, capital gain of a non-corporate U.S. Holder, including an individual, generally will be taxed at a maximum rate of 15% if the property has been held for more than one year. The deductibility of capital losses is subject to limitations. The gain or loss generally will be gain or loss from sources within the United States for United States foreign tax credit limitation purposes.

If a U.S. Holder receives any Canadian dollars on the sale or other taxable disposition of our common shares, such U.S. Holder may recognize ordinary income or loss as a result of currency fluctuations between the date of the sale or other taxable disposition of our common shares and the date the sale proceeds are converted into U.S. dollars.

Passive Foreign Investment Company Considerations

Special, generally adverse, United States federal income tax rules apply to United States persons owning shares of a PFIC (as defined above). A non-United States corporation will be classified as a PFIC for United States federal income tax purposes in any taxable year in which, after applying relevant look-through rules with respect to the income and assets of subsidiaries, either at least 75% of its gross income is ‘‘passive income,’’ or on average at least 50% of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income. For this purpose, passive income generally includes, among other things, dividends, interest, certain rents and royalties and gains from the disposition of property that produces such income. If we are classified as a PFIC for any taxable year in which a U.S. Holder has held our common shares, we may continue to be classified as a PFIC for any subsequent taxable year in which the U.S. Holder continues to hold our common shares, even if our income or assets would not cause us to be a PFIC in such subsequent taxable year.

Based on the structure of the Company, and the composition of our income and assets, the Company does not believe that it was a PFIC for the taxable year ended December 31, 2009 or its prior taxable year.  However, there can be no assurance that the IRS will not successfully challenge our position or that we will not become a PFIC in a future taxable year, as PFIC status is re-tested each year and depends on our assets and income in such year. If we are classified as a PFIC at any time that you hold our common shares, you may be subject to an increased United States federal income tax liability and a special interest charge in respect of gain recognized on the sale or other disposition of your common shares and upon the receipt of certain ‘‘excess distributions’’ (as defined in the U.S. Tax Code).

To mitigate the adverse consequences of this tax regime, you may be eligible to make:

•                  a ‘‘qualified electing fund’’ election (a QEF election), as defined in the U.S. Tax Code, to be taxed currently on your pro rata portion of our ordinary earnings and net capital gain, whether or not such earnings or gain is distributed in the form of dividends or otherwise, or

•                  a ‘‘mark-to-market’’ election and thereby agree for the year of the election and each subsequent tax year to recognize ordinary gain or loss (but only to the extent of prior ordinary gain) based on the increase or decrease in market value for such taxable year. Your tax basis in our common shares would be adjusted to reflect any such income or loss.

In order for you to make a QEF election, we would have to provide certain information regarding your pro rata share of our ordinary earnings and net capital gain. We currently do not intend to provide such information in the event we are classified as a PFIC. In order for you to make a mark-to-market election, our common shares must be ‘‘marketable.’’  We believe that our common shares should qualify as marketable stock (although there can be no assurance that this will continue to be the case).

You should consult your own tax advisors concerning the United States federal income tax consequences of holding our common shares if we were a PFIC in any taxable year and its potential application to your particular situation.

Information Reporting and Backup Withholding

If you are a non-corporate U.S. Holder, information reporting on IRS Form 1099 will apply with respect to:

•                  dividend payments or other taxable distributions made to you within the United States, and

•                  the payment of proceeds to you from the sale of common shares effected at a United States office of a broker (and under certain circumstances at a non-United States office of a broker), unless you come within certain categories of exempt recipients.

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

Any amounts withheld from payments to you under the backup withholding rules will be allowed as a credit against your United States federal income tax liability and may entitle you to a refund, provided the required information is timely furnished to the IRS. You should consult your own tax advisor regarding the application of backup withholding in your particular situation, the availability of an exemption from backup withholding, and the procedure for obtaining such an exemption, if available.

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

In addition, we are required to file documents required by Canadian securities laws electronically with Canadian securities regulatory authorities and these filings are available on our SEDAR profile at www.sedar.com.  Written requests for such documents should be directed to our Corporate Secretary at 5985 McLaughlin Road, Mississauga, Ontario, Canada L5R 1B8.

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

ITEM 13.       DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.       MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

Share Consolidation

Shareholders approved a special resolution at the annual and special meeting of shareholders on May 13, 2009 which gave authority to the Board of Directors to implement a consolidation of our issued and outstanding common shares at any time prior to March 24, 2010.  This special resolution gives our Board of Directors the authority, in its sole discretion, to select the exact consolidation ratio, provided that (i) the ratio may be no smaller than one post-consolidation common share for every 10 pre-consolidation common shares and no larger than one post-consolidation common share for every 25 pre-consolidation common shares, and (ii) the number of pre-consolidation common shares in the ratio must be a whole number of common shares.

On February 8, 2010, we announced that we will implement a share consolidation of our issued and outstanding common shares in order to comply with the Minimum Bid Price Rule.  The consolidation was effective as of March 12, 2010, and was implemented with a ratio of one post-consolidation share for every 25 pre-consolidation shares (the “Share Consolidation”).  The consolidation reduced the number of shares outstanding from approximately 105.0 million to approximately 4.2 million.

Registered shareholders of Hydrogenics received instructions by mail on how to obtain a new share certificate representing their consolidated common shares. No fractional shares were issued as a result of the consolidation. If the consolidation resulted in a registered shareholder having a fractional interest of less than a whole share, such fractional interest was rounded down to the nearest whole number. Our common shares held through a broker, bank, trust company, nominee or other financial intermediary were adjusted by that firm.

Principal Effects of the Share Consolidation

The Share Consolidation occurred simultaneously for all of the common shares and the consolidation ratio was the same for all of such common shares. The consolidation affected all shareholders uniformly. Except for any variances attributable to fractional shares, the change in the number of issued and outstanding common shares that resulted from the Share Consolidation caused no change in the capital attributable to the common shares and did not materially affect any shareholders’ percentage ownership in the Company, even though such ownership will be represented by a smaller number of common shares.

In addition, the Share Consolidation did not affect any shareholder’s proportionate voting rights. Each common share outstanding after the Share Consolidation is entitled to one vote and is fully paid and non-assessable.

The principal effects of the consolidation include the following:

•                  Reduction in number of common shares outstanding — the number of common shares issued and outstanding was reduced from approximately 105,049,666 common shares pre-consolidation to 4,201,983 common shares immediately after consolidation; and

•                  Reduction in number of common shares reserved for issuance under the stock option plan — the number of common shares reserved for issuance under our stock option plan was reduced proportionately based on the consolidation ratio selected by our Board of Directors.

Earnings per common share has been proportionately affected as a result of the Share Consolidation.

Amendments to Share Incentive Plans

On June 22, 2009, Old Hydrogenics’ Board of Directors approved certain administrative amendments to its stock option plan, RSU Plan and DSU Plan.  Such amended plans are currently in force and did not require approval of the shareholders of Old Hydrogenics because (i) in the case of its RSU Plan and its DSU Plan, applicable securities laws do not require shareholder approval as the plans do not provide for the issuance of securities from treasury, and (ii) in the case of the stock option plan, the amendments are of an administrative and technical nature and are permitted to be made without shareholder approval under the express terms of the plan.  See “Item 16.  Directors, Senior

Management and Employees — Compensation” for a description of these plans.  In October 2009, we adopted Old Hydrogenics’ stock option plan, RSU Plan and DSU Plan.

2008 Base Shelf Prospectus

On June 30, 2009, we withdrew our registration statement on Form F-10 filed with the U.S. Securities and Exchange Commission as we no longer maintain the aggregate market value of the public float of our outstanding Shares to utilize the registration statement on Form F-10 in the U.S.  On October 26, 2009, we also withdrew our base shelf prospectus dated September 23, 2008 filed with certain provincial securities authorities in Canada prior to completion of and as a result of the APIF Transaction described under “Item 4.  Information on the Company — History and Development of Hydrogenics Coporation.”

2009 Shelf Prospectus

On January 4, 2010, we announced that we have filed a final short form base shelf prospectus with certain Canadian securities regulatory authorities, and a corresponding registration statement on Form F-3 (File No. 333-162998) has been declared effective by the U.S. Securities and Exchange Commission on December 31, 2009.  These filings were intended to restore our flexibility to access the capital markets that was available to us with our prior shelf prospectus and corresponding registration statement on Form F-10, which were withdrawn in 2009.

Pursuant to the Form F-3, we may offer up to $16 million of debt, equity or other securities over a 25-month period from December 31, 2009, provided that we cannot issue securities with a value exceeding one-third of our public float (i.e., the aggregate market value of our outstanding common shares held by non-affiliates) in any 12-month period.  As a result of our registered direct offering in January 2010, which is described below under “Registered Direct Offering of Common Shares and Warrants,” we may not issue any additional securities pursuant to the Form F-3 until January 14, 2011 based on our current public float unless there was a significant increase in the market price of our common shares.  In addition, even if the market price of our common shares were to increase significantly, we could not in any event issue more than $4.5 million of additional securities pursuant to our existing shelf prospectus.  See “Item 3.  Key Information — Risk Factors — Risk Factors Related to Our Financial Condition — If we are unsuccessful in increasing our revenues and raising additional funding, we may possibly cease to continue as we currently do.”

Except as otherwise may be disclosed in a prospectus supplement relating to a particular offering, Hydrogenics currently intends to use the net proceeds received to fund current operations and potential future growth opportunities.  Should Hydrogenics, offer any securities, it will make a prospectus supplement available that will include the specific terms of the securities being offered.

Hydrogenics is not required to offer or sell all or any portion of the securities in the future and will only do so if market conditions warrant.

Registered Direct Offering of Common Shares and Warrants

On January 11, 2010, we announced that we will sell common shares and warrants in a registered direct offering with two institutional investors, resulting in gross proceeds of $5 million, before placement agent’s fees and other offering expenses.  This offering closed on January 14, 2010.

Under the terms of the transaction, Hydrogenics sold 12,500,000 units of the Company (“units”) at a price of $0.40 per unit, before reflecting the share consolidation which took place on March 12, 2010. Each unit consists of (i) one common share in the capital of the Company, (ii) 0.47871088 of one series A warrant expiring on the date which is five years from the date of its issue (a “series A warrant”) and (iii) 0.52128912 of one series B warrant expiring on the date which is five years from the “initial exercise date” which is six months and one day from the date of its issue (a “series B warrant” and together with the series A purchaser warrants, the “warrants”). Each warrant entitles the holder to purchase one common share for $0.52 (subject to certain adjustments).  The series A warrants are immediately exercisable and the series B warrants are not exercisable until six months and one day after issue.  As of March 25, 2010, there are 239,355 series A warrants and 260,644 series B warrants issued and outstanding.  Each of the warrants contains “full-ratchet” anti-dilution protection as to the exercise price but not the number of shares issuable thereunder.

The securities described above were offered by us pursuant to the Company’s shelf prospectus dated December 31, 2009, which is contained in the Company’s Registration Statement on Form F-3 (described above under “2009 Shelf Prospectus”), and the related prospectus supplement no. 1 to the shelf prospectus, which was filed with U.S. Securities and Exchange Commission on January 12, 2010.

We intend to use the net proceeds from this offering for general working capital purposes.

As a result of this offering, there are certain restrictions that may affect our ability to obtain financing.  The common shares and warrants issued pursuant to this offering have a value of $11.5 million, which is significantly greater than one-third of our current public float.

As described above under “2009 Shelf Prospectus,” we may offer up to $16 million of debt, equity or other securities over a 25-month period from December 31, 2009, provided that we cannot issue securities with a value exceeding one-third of our public float (i.e., the aggregate market value of our outstanding common shares held by non-affiliates) in any 12-month period.  As a result, we may not issue any additional securities pursuant to the Form F-3 until January 14, 2011 based on our current public float unless there was a significant increase in the market price of our common shares.  In addition, even if the market price of our common shares were to increase significantly, we could not in any event issue more than $4.5 million of additional securities pursuant to our existing shelf prospectus.

In addition, there are other limits on our ability to issue securities to raise additional funding. The Nasdaq generally requires an issuer to obtain shareholder approval prior to the issuance of common shares or securities convertible into or exercisable for common shares, other than in a public offering, equal to 20% or more of the common shares outstanding prior to such issuance in one or an integrated series of offerings if such securities are issued at a price below market value.  In light of our registered direct offering in January 2010, we may be required to obtain shareholder approval for certain issuances of our securities.

Furthermore, the securities purchase agreement that we entered into with the two institutional investors in connection with the registered direct offering contains certain restrictions that may affect our ability to obtain financing.  The agreement requires us to seek shareholder approval to (i) to allow an adjustment to the exercise price of the series B warrants below the $12.00 floor price in certain circumstances and (ii) acknowledging that, as a result of such resolutions, the aggregate number of our common shares deemed to be have been issued in connection with the Offering exceeds a certain shareholder approval threshold pursuant to the rules of the Nasdaq Global Market.  Until such shareholder approval is obtained, the terms of the series B warrants dictate that no adjustment to the exercise price of the series B warrants shall cause the exercise price to be less than the Floor Price (as adjusted for any dividend, share split, share combination, reclassification or similar transaction).  If we do not obtain shareholder approval, the securities purchase agreement requires us to hold an additional shareholder meeting in each semi-annual period thereafter until shareholder approval is obtained or until shareholder approval is no longer required under the rules and regulations of the Nasdaq Global Market or is no longer required to eliminate restrictions on adjustments to the exercise price below the $12.00 floor price set forth in the series B warrants.  In addition, until shareholder approval is obtained, with certain exceptions, we may not, directly or indirectly, issue or sell, or in accordance with the terms of the warrants, be deemed to have issued or sold, any common shares for consideration per common share less than the floor price at any time while any of the warrants are outstanding without the prior written consent of each investor, which consent may be granted or withheld in each investor’s sole discretion.  Until shareholder approval is obtained, we are not able to issue, or be deemed to have issued, certain other securities (including options or shares of common stock to directors, officers or employees of Hydrogenics pursuant to an employee benefit plan, certain convertible securities or unregistered common shares to a person who enters into a strategic alliance with us) for less than the fair market value of the common shares at the time such securities are issued or are deemed to be issued.  See the risk factor “Item 3.  Key Information — Risk Factors — Risk Factors Related to Our Financial Condition — We require shareholder approval to allow an adjustment to the exercise price of our series B warrants, the failure of which could materially adversely affect our flexibility in obtaining necessary financing and our financial condition” for additional information regarding such restrictions.

In addition, under the securities purchase agreement, we agreed that until April 15, 2010, neither the Company nor any of its subsidiaries shall directly or indirectly issue, offer, sell, grant any option to purchase, or otherwise dispose of (or announce any such action with respect to) any of their respective equity or equity equivalent securities, including, without limitation, any debt, preferred stock, rights, options, warrants or other instrument that is convertible into or exchangeable for capital stock and other securities of the Company.  See “Item 3.  Key Information — Risk Factors — Risk Factors Related to Our Financial Condition — If we are unsuccessful in increasing our revenues and raising additional funding, we may possibly cease to continue as we currently do” for additional information regarding restrictions on our ability raise additional funding.

We are currently involved in litigation with one of the institutional investors.  See “Item 3. Key Information — Risk Factors — Risk Factors Related to Our Financial Condition — We are currently involved in litigation with Alpha Capital Anstalt, the outcome of which could adversely affect our financial condition.”

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2009, based on the criteria set forth in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on this assessment, management believes that, as at December 31, 2008, the Company’s internal control over financial reporting is effective. Also, management determined that there were no material weaknesses in the Company’s internal control over financial reporting as at December 31, 2009.

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

REPORTS ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management’s Report on Internal Control Over Financial Reporting can be found on page F-3 in this form.  Our independent auditors, PricewaterhouseCoopers LLP, a registered public accounting firm has audited the accompanying annual consolidated financial statements for the year ended December 31, 2009 and our internal control over financial reporting as at December 31, 2009.  Their attestation report can be found beginning on page F-4 of our consolidated financial statements.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the year ended December 31, 2009, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT

IDENTIFICATION OF THE AUDIT COMMITTEE

We have a separately-designated audit committee established in accordance with section 3(a)(58)(A) of the Securities Exchange Act of 1934.  Our audit committee is comprised of independent members: Norman M. Seagram (Chair), Douglas S. Alexander and Michael Cardiff.

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

ITEM 16B.    CODE OF ETHICS

CODE OF ETHICS

We have adopted a written Code of Business Conduct and Ethics (the “Code”) which governs the behavior of our directors, officers, and employees. The Code also includes provisions required by the Sarbanes-Oxley Act of 2002 that are applicable to our CEO, CFO and other senior financial officers. The Board of Directors, through the Human Resources and Corporate Governance Committee, oversees compliance with the Code. Any amendments to, or waivers from, any provisions of the Code will be publicly disclosed.  The Code is also accessible on our investor relations web page at www.hydrogenics.com.

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

PRINCIPAL ACCOUNTANTS FEES AND SERVICES

The following table sets forth the total remuneration that was paid by us and our subsidiaries to our independent accountants, PricewaterhouseCoopers LLP (“PwC”), in each of the year ended December 31, 2009 and 2008:

	2009	2008
	Cdn. $ (unaudited)
Audit fees	519,940	724,548
Audit-related fees	4,725	8,904
Tax fees	42,821	90,535
All other fees	282,626	64,425
Total	850,112	888,412

Audit Fees

In 2009 and 2008, PwC charged us audit fees totaling, Cdn. $519,940 and Cdn. $724,548, respectively. In 2009 and 2008, these fees included professional services rendered for the review of interim financial statements, statutory audits of annual financial statements, consultations about financial and reporting standards and other regulatory audits and filings, including Sarbanes-Oxley compliance.

Audit-Related Fees

In 2009 and 2008, PwC charged us audit-related fees of Cdn. $4,725 and Cdn. $8,904, respectively.  In 2009 and 2008, these fees included professional services that reasonably relate to the above services and Canadian Public Accounting Board Fees.

Tax Fees

In 2009 and 2008, PwC charged us tax fees of Cdn. $42,821 and Cdn. $90,535 respectively.  In 2009 and 2008, these fees included professional services for tax compliance, tax advice, tax planning and advisory services relating to the preparation of corporate tax returns.

All Other Fees

In 2009 and 2008, PwC charged us other fees of Cdn. $282,626 and Cdn. $64,425, respectively. In 2009, these fees related to advisory services related to assistance with the transaction with Algonquin Power Income Fund, the implementation of IFRS, assistance with the preparation of our base shelf prospectus filed in January, 2010 and other regulatory matters. In 2008, these fees related to assistance with the preparation of our base shelf prospectus filed in September, 2008 as well advisory services related to the implementation of IFRS and other regulatory matters.

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

ITEM 16E.     PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.     CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.    CORPORATE GOVERNANCE

We are a foreign private issuer and our common shares are listed on the Nasdaq.  Nasdaq Rule 5615(a)(3) permits a foreign private issuer to follow its home country practice in lieu of the requirements of the Rule 5600 Series, provided, however, that such an issuer shall: comply with Rules 5625 (regarding notification of material noncompliance), 5640 (regarding voting rights), have an audit committee that satisfies Rule 5605(c)(3), and ensure that such audit committee’s members meet the independence requirements in Rule 5605(c)(2)(A)(ii). We are intending not to follow Rule 5620(c) (shareholder quorum) and Rule 5605(b) (majority independent director requirement) but instead to follow the practice described below.

Shareholder Meeting Quorum Requirements.  The Nasdaq minimum quorum requirement under Rule 5620(c) for a shareholder meeting is 33-1/3% of the outstanding shares of common stock. In addition, a company listed on Nasdaq is required to state its quorum requirement in its By-Laws. On March 7, 2008, our Board of Directors approved an amendment to our By-Laws to provide that the quorum requirement for a meeting of our shareholders is two persons present in person or represented by proxy holding in the aggregate not less than 25% of the outstanding common shares entitled to vote at the meeting.  This amendment was approved by our shareholders at an annual and special meeting of shareholders on May 6, 2008. We believe the foregoing is consistent with Canadian public companies and consistent with corporate governance best practices in Canada.

Independent Director Requirements.  Nasdaq Rule 5605(b) requires a majority of independent directors on the board of directors and that the independent directors convene regularly scheduled meetings at least twice a year at which only independent directors are present.  The CBCA requires a “distributing corporation” to have at least 2 directors who are not officers and employees of the corporation or its affiliates.  As a result of the resignation of V. James Sardo on November 30, 2009, there are now six members of our Board rather than seven members.  Half of the Company’s directors are “independent.”  The Board’s determination as to each director’s independence is made with reference to definitions under applicable securities laws and stock exchange regulations.  In order to facilitate open and candid discussions among independent directors, independent directors may meet at the end of each regularly scheduled Board meeting, in an in camera session without the non-independent members.  From time to time, the independent directors will have a special meeting with only independent directors.  In addition, we believe the fact that our Audit Committee and Human Resources and Corporate Governance Committee are both composed entirely of independent directors facilitates the Board’s exercise of independent judgment.  As described under “Item 6.  Directors, Senior Management and Employees — Board Practices — Human Resources and Corporate Governance Committee — Nomination of Directors and Compensation,” the Human Resources and Corporate Governance Committee has oversight over executive compensation and director nominations.

PART III

ITEM 17.       FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this item.

ITEM 18.       FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report on Form 20-F.

HYDROGENICS CORPORATION

Management’s Responsibility for Financial Reporting

Management’s Discussion and Analysis of Financial Condition and Results of Operations and the Consolidated Financial Statements have been prepared by management and approved by the Board of Directors of the Company. The Consolidated Financial Statements were prepared in accordance with Canadian generally accepted accounting principles and, where appropriate, reflect management’s best estimates and judgments. Where alternative accounting methods exist, management has chosen those methods considered most appropriate in the circumstances.  Management is responsible for the accuracy, integrity and objectivity of the Consolidated Financial Statements within reasonable limits of materiality, and for maintaining a system of internal controls over financial reporting as described in “Management’s Report on Internal Control Over Financial Reporting”. Management is also responsible for the preparation and presentation of other financial information included in the Annual Report and its consistency with the Consolidated Financial Statements.

The Audit Committee, which is appointed annually by the Board of Directors and comprised exclusively of independent directors, meets with management as well as with the independent auditors to satisfy itself that management is properly discharging its financial reporting responsibilities and to review the Consolidated Financial Statements and the independent auditors’ report.

The Audit Committee reports its findings to the Board of Directors for consideration in approving the Consolidated Financial Statements for presentation to the shareholders.

The Audit Committee considers, for review by the Board of Directors and approval by the shareholders, the engagement or reappointment of the independent auditors.

The Consolidated Financial Statements have been independently audited by PricewaterhouseCoopers LLP, Chartered Accountants, on behalf of the shareholders, in accordance with Canadian generally accepted auditing standards and, with respect to the Consolidated Financial Statements for the years ended December 31, 2009, December 31, 2008 and December 31, 2007 in accordance with the standards of the Public Company Accounting Oversight Board (United States). Their report outlines the nature of their audit and expresses their opinion on the Consolidated Financial Statements of the Company. In addition, our auditors have issued an attestation report on management’s assessment of the Company’s internal controls over financial reporting as of December 31, 2009.  PricewaterhouseCoopers LLP has direct access to the Audit Committee of the Board of Directors.

Daryl Wilson	Lawrence Davis
President and Chief Executive Officer	Chief Financial Officer

March 25, 2010
Mississauga, Ontario

2009 Consolidated Financial Statements

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

Management assessed the effectiveness of the Corporation’s internal control over financial reporting as at December 31, 2009, based on the criteria set forth in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management concluded that, as at December 31, 2009, the Corporation’s internal control over financial reporting was effective.

Hydrogenics’ internal control over financial reporting as at December 31, 2009, has been audited by PricewaterhouseCoopers LLP, independent auditors, who also audited the Corporation’s consolidated financial statements for the year ended December 31, 2009.  As stated in the Independent Auditors’ Report to the Shareholders of the Corporation, PricewaterhouseCoopers LLP, express an unqualified opinion on the effectiveness of the Corporation’s internal control over financial reporting.

Daryl Wilson	Lawrence Davis
President and Chief Executive Officer	Chief Financial Officer

March 25, 2010
Mississauga, Ontario

Independent Auditors’ Report

To the Shareholders of Hydrogenics Corporation

We have completed integrated audits of Hydrogenics Corporation’s 2009, 2008 and 2007 consolidated financial statements and of its internal control over financial reporting as at December 31, 2009.  Our opinions, based on our audits, are presented below.

Consolidated financial statements

We have audited the accompanying consolidated balance sheets of Hydrogenics Corporation as at December 31, 2009 and December 31, 2008, consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three year period ended December 31, 2009.  These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of the Company’s financial statements as at December 31, 2009 and for each of the years in the three year period then ended in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and December 31, 2008 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2009 in accordance with Canadian generally accepted accounting principles.

Internal control over financial reporting

We have also audited Hydrogenics Corporation’s internal control over financial reporting as at December 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying report entitled Management’s Responsibility for Financial Reporting.  Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2009 based on criteria established in Internal Control — Integrated Framework issued by the COSO.

Chartered Accountants, Licensed Public Accountants

Toronto, Ontario

March 25, 2010

Comments by Independent Auditors on Canada — US Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the company’s ability to continue as a going concern, such as those described in Note 1 to the 2009 consolidated financial statements of Hydrogenics Corporation. Our report to the shareholders on the consolidated financial statements dated March 25, 2010 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

Chartered Accountants, Licensed Public Accountants

Toronto, Ontario

March 25, 2010

Hydrogenics Corporation

Consolidated Balance Sheets

(in thousands of US dollars)

	December 31 2009	December 31 2008

Assets

Current assets
Cash and cash equivalents	$9,159	$21,601
Restricted cash	1,603	1,130
Accounts receivable (note 6)	3,685	3,974
Grants receivable	490	505
Inventories (note 7)	11,746	10,101
Prepaid expenses	1,270	1,161
	27,953	38,472

Restricted cash	240	—
Property, plant and equipment (note 8)	3,169	4,082
Goodwill	5,446	5,025
	$36,808	$47,579

Liabilities

Current liabilities
Accounts payable and accrued liabilities (note 9)	$14,782	$17,298
Unearned revenue	4,546	4,785
	19,328	22,083

Deferred research and development grants	—	13
	19,328	22,096

Shareholders’ Equity
Common shares (nominal par value)	307,038	307,000
Contributed surplus	16,713	16,300
Deficit	(300,795)	(291,420)
Accumulated other comprehensive loss	(5,476)	(6,397)
Total deficit and accumulated other comprehensive loss	(306,271)	(297,817)
	17,480	25,483
	$36,808	$47,579

Going concern (note 1)

Contingencies, guarantees and commitments (notes 12 and 13)

Douglas Alexander	Norman Seagram
Chairman	Director

The accompanying notes form an integral part of these Consolidated Financial Statements.

Hydrogenics Corporation

Consolidated Statements of Operations

(in thousands of US dollars, except for share and per share amounts)

	2009	2008	2007
Revenues	$18,841	$39,340	$37,990

Cost of revenues	15,113	31,446	33,601
	3,728	7,894	4,389
Operating expenses
Selling, general and administrative	16,995	15,022	24,006
Research and product development (note 11)	5,219	7,296	9,690
Windup of test equipment business (note 5)	—	—	2,016
Impairment of property, plant and equipment (note 8)	317	—	—
Amortization of property, plant and equipment	984	855	903
Amortization of intangible assets	—	249	251
	23,515	23,422	36,866
Loss from operations	(19,787)	(15,528)	(32,477)

Other income (expenses)
Sale of assets	—	44	—
Loss on disposal of property, plant and equipment	(14)	—	(308)
Provincial capital tax	(154)	170	(127)
Interest	169	923	2,249
Foreign currency gains	40	188	2,617
	41	1,325	4,431

Loss before income taxes	(19,746)	(14,203)	(28,046)
Provision for (recovery of) income taxes (notes 2 and 16)	(10,371)	116	22
Net loss for the year	$(9,375)	$(14,319)	$(28,068)

Net loss per share
Basic and diluted (note 17)	$(2.54)	$(3.89)	$(7.64)

Weighted average number of common shares outstanding (note 17)	3,697,740	3,683,226	3,671,916

The accompanying notes form an integral part of these Consolidated Financial Statements.

Hydrogenics Corporation

Consolidated Statements of Cash Flows

(in thousands of US dollars)

	2009	2008	2007

Cash and cash equivalents provided by (used in)
Operating activities
Net loss for the year	$(9,375)	$(14,319)	$(28,068)
Items not affecting cash
Amortization of property, plant and equipment	1,326	1,106	1,611
Amortization of intangible assets	—	249	251
Impairment of property, plant and equipment	317	—	—
Unrealized foreign exchange losses (gains)	(148)	695	29
Stock-based compensation expense	413	694	1,553
Loss on disposal of property, plant and equipment	14	—	308
Net change in non-cash working capital (note 18)	(3,632)	4,817	(4,100)
	(11,085)	(6,758)	(28,416)
Investing activities
Decrease in short-term investments	—	15,032	39,318
Increase in restricted cash	(713)	(1,130)	—
Purchase of property, plant and equipment	(752)	(929)	(1,331)
Proceeds from sale of asset	—	44	—
	(1,465)	13,017	37,987

Financing activities
Repayment of long-term debt	—	(11)	(83)
Deferred research and development grants	70	(235)	204
Common shares issued (purchased and cancelled), net of issuance costs	38	128	(169)
	108	(118)	(48)
Increase (decrease) in cash and cash equivalents during the year	(12,442)	6,141	9,523

Cash and cash equivalents — Beginning of year	21,601	15,460	5,937
Cash and cash equivalents — End of year	$9,159	$21,601	$15,460

Supplemental disclosure
Interest paid	$11	$17	$52
Income taxes paid	87	118	63

The accompanying notes form an integral part of these Consolidated Financial Statements.

Hydrogenics Corporation

Consolidated Statements of Shareholders’ Equity

(in thousands of US dollars, except for share and per share amounts)

	Common shares		Contributed		Accumulated other comprehensive	Total shareholders’
	Number	Amount	surplus	Deficit	income (loss)	equity

Balance at Dec. 31, 2006	3,676,659	$307,376	$13,718	$(249,033)	$(5,304)	$66,757

Net loss for the year	—	—	—	(28,068)	—	(28,068)
Foreign currency translation adjustments	—	—	—	—	311	311

Comprehensive loss	—	—	—	—	—	(27,757)

Shares issued:
Shares returned to treasury	(6,031)	(504)	335	—	—	(169)
Stock-based compensation expense	—	—	1,553	—	—	1,553
Balance at Dec. 31, 2007	3,670,628	306,872	15,606	(277,101)	(4,993)	40,384

Net loss for the year	—	—	—	(14,319)	—	(14,319)
Foreign currency translation adjustments	—	—	—	—	(1,404)	(1,404)

Comprehensive loss						(15,723)

Shares issued:
Issuance of common shares on exercise of stock options	25,599	128	—	—	—	128
Stock-based compensation expense	—	—	694	—	—	694
Balance at Dec. 31, 2008	3,696,227	$307,000	$16,300	$(291,420)	$(6,397)	$25,483

Net loss for the year	—	—	—	(9,375)	—	(9,375)
Foreign currency translation adjustments	—	—	—	—	921	921

Comprehensive loss						(8,454)

Shares issued:
Issuance of common shares on exercise of stock options	5,760	38	—	—	—	38
Stock-based compensation expense	—	—	413	—	—	413
Balance at Dec. 31, 2009	3,701,987	$307,038	$16,713	$(300,795)	$(5,476)	$17,480

The authorized capital stock of the Corporation consists of an unlimited number of common shares and an unlimited number of preferred shares issuable in series.

The accompanying notes form an integral part of these Consolidated Financial Statements.

Hydrogenics Corporation

Notes to Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

Note  1.  Description of Business and Going Concern

Hydrogenics Corporation (“Hydrogenics” or the “Corporation”), as reorganized (note 2), together with its subsidiaries, designs, develops and manufactures hydrogen generation products based on water electrolysis technology and fuel cell products based on proton exchange membrane, or PEM, technology.

While the accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and discharge of liabilities during the normal course of operations and the continuation of operations for the foreseeable future, there are material uncertainties related to certain conditions and events that cast significant doubt upon the Corporation’s ability to continue as a going concern.     These events and conditions that cast significant doubt include the Corporation’s recurring operating losses and negative cash flows from operations. The Corporation expects these conditions to continue in the near term.

The Corporation needs to increase its revenue to generate profits and related operating cash flows. During 2009, the Corporation experienced a decline in revenue due to variations in the timing of delivery combined with lower order intake due to the prevailing conditions in the Corporation’s markets and the current global economy.  There are various uncertainties affecting our revenues related to the current market environment including the level of sales orders, the length of sales cycles, the continuing development of products by the Corporation, the adoption of new technologies by customers, price competition, and continuation of government incentives for the Corporation’s customers and the ability of customers to finance purchases.

The Corporation also requires additional funding in the form of debt or equity in addition to the funding obtained during the year and subsequent to year-end.  During the year, the Corporation generated cash proceeds of $10,464 from the transaction with the trustees of Algonquin Power Income Fund (see note 2 for further discussion).  Subsequent to December 31, 2009, the Corporation completed an offering of common shares and warrants for gross cash proceeds of $5,000 before placement agent’s fees and other offering expenses.  While the Corporation is pursuing various sources of financing, there are no definitive plans at this stage and there is no assurance these initiatives will be successful or provide additional funds sufficient to continue operations.

The material uncertainties referred to above relate to the Corporation’s ability to increase revenue and to raise additional funding to support operations.  Additionally, a continuation of the broad economic recession or slow recovery could continue to have a negative impact on the Corporation’s business, results of operations and consolidated financial condition, or Hydrogenics’ ability to forecast results and cash flows, and it may cause a number of the risks the Corporation currently faces (such as the ability to increase revenue and to raise capital) to increase in likelihood, magnitude and duration.  Macro-level changes in the global economy began to affect the Corporation’s business in the fourth quarter of 2008 and have continued throughout 2009.

The Corporation’s ability to continue as a going concern and manage the material uncertainties is dependent on the successful execution of its business plan, which involves: (i) securing additional financing to fund its operations, (ii) continued investment in research and development through advancing product designs for efficiency, durability, cost reduction and entry into complementary markets to improve overall gross margins; (iii) increasing market penetration and sales to improve operating cash flow; and (iv) actively managing its working capital to preserve cash resources.   At present, the success of these initiatives cannot be assured due to the material uncertainties described above.

Hydrogenics Corporation

Notes to Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

These consolidated financial statements do not include any adjustments or disclosures that may result from the Corporation’s inability to continue as a going concern. If the going concern assumption were not appropriate for these consolidated financial statements, adjustments may be necessary in the carrying values of assets and liabilities and the reported expenses and balance sheet classifications; such adjustments could be material.

Note 2. Basis of Preparation

The accompanying consolidated financial statements of Hydrogenics and its subsidiaries have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which, in the case of the Corporation, conform in all material respects with accounting principles generally accepted in the United States (“US GAAP”), except as outlined in note 20.

Continuity of Interest Accounting

On June 11, 2009, the Corporation, the Corporation’s original predecessor (“Old Hydrogenics”), the board of trustees of Algonquin Power Income Fund (“APIF”) and APIF’s manager, Algonquin Power Management Inc., agreed on the terms of a series of transactions (collectively, the “APIF Transaction”) and agreements, pursuant to which Old Hydrogenics agreed to transfer its entire business and operations to the Corporation, including all assets, liabilities, directors, management and employees, but excluding its tax attributes.. Under the APIF Transaction, the Corporation’s shareholders  had their common shares in the capital of Old Hydrogenics redeemed for common shares of the Corporation on a one-for-one basis. At the same time APIF unitholders  exchanged their units for Algonquin Power & Utilities Corp (“APUC”) common shares.

As a result of completion of the APIF Transaction on October 27, 2009, unitholders of APIF did not retain any interest in the business of the Corporation nor did the Corporation’s shareholders retain any interest in the business of APIF. The Corporation continued to carry on the hydrogen generation and fuel cell business as a public entity with all of the assets (including the intellectual property, but excluding tax attributes) of its predecessor prior to the APIF Transaction.

Pursuant to continuity of interest accounting, the assets transferred including intellectual property (exclusive of tax attributes) and liabilities assumed  were recorded at their carrying values as reported by the Corporation immediately prior to the completion of the APIF Transaction. As a result, the cash proceeds were recorded as a recovery of income taxes reflecting the disposal of the tax attributes.  The Corporation recorded a benefit of $10,464 in the consolidated financial statements. Of the benefit, $9,994 was received in cash during the year and the remaining $470 was included in Accounts receivable.  The amount included in Accounts receivable was collected subsequent to December 31, 2009.  The Corporation incurred transaction costs of $3,300 relating to the APIF transaction and these costs were included within selling, general and administrative expenses for 2009.  In addition, as the future income tax benefits of Old Hydrogenics’ Canadian non-capital losses, capital losses, scientific research and development expenditures and investment tax credits generated prior to the date of the completion of the transaction are not available to the Corporation after the completion of the transaction, the gross future income tax assets related to these Canadian tax pools was reduced to $nil (note 16).

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

Hydrogenics Corporation

Notes to Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

Significant estimates made by the Corporation include allowances for the fair value of goodwill, warranty provisions, stock-based compensation, potentially uncollectible accounts receivable, provisions for inventory, which is carried in excess of net realizable value, and provisions for costs to complete contracts in progress and valuation allowances for future income tax assets.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on deposit and highly liquid short-term interest bearing securities with maturities at the date of purchase of less than 90 days. Cash and cash equivalents are designated as held-for-trading and carried at fair value.  Changes in fair value are recorded in earnings.

Restricted Cash

Restricted cash consists of cash on deposit and highly liquid short-term interest bearing securities with maturities at the date of purchase of less than 90 days. These instruments are held as full or partial security for standby letters of credit and letters of guarantee (“The Letters”).  The Corporation cannot utilize this restricted cash until the Letters have expired.  Where these Letters have maturities of greater than one year, the associated security is classified as a non-current asset. Restricted cash is designated as held-for-trading and carried at fair value based on Level 1 inputs such as quoted prices in active markets.  Changes in fair value are recorded in earnings.

Inventories

Raw materials, work-in-progress and finished goods are valued at the lower of cost, determined on a first-in, first-out basis, and net realizable value.  Inventory costs include the cost of material, labour, variable overhead and an allocation of fixed manufacturing overhead including amortization based on normal production volumes.

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

Long-lived assets are tested for impairment whenever circumstances indicate the carrying value may not be recoverable. When events or circumstances indicate the carrying amount of long-lived assets are not recoverable, the long-lived assets are tested for impairment by comparing the estimate of future expected cash flows to the carrying amount of the assets or groups of assets. If the carrying value is not recoverable from future expected cash flows, any loss is measured as the amount by which the asset’s carrying value exceeds fair value and amounts recorded in the period. Recoverability is assessed relative to undiscounted cash flows from the direct use and disposition of the asset or group of assets.

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

Hydrogenics Corporation

Notes to Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

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

Revenue Recognition

Revenues from the sale of equipment are recognized when there is persuasive evidence of an arrangement, goods have been delivered, the amount is fixed or determinable, and collection is reasonably assured. When customer acceptance clauses are considered to be substantive, recognition of revenue is deferred until customer acceptance is received.  If delivery has not occurred, the Corporation will recognize revenue provided all other criteria are met and the risks of ownership have passed to the customer, the customer has a fixed commitment to purchase the goods, the customer requests that the delivery not occur until a later date, there is a fixed schedule for delivery of the goods, the Corporation has not retained any specific performance obligations such that the earnings process is not complete, the ordered goods have been segregated from the Corporation’s inventory and is not subject to being used to fill other orders and the product is complete and ready for shipment.

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

The Corporation also enters into transactions that represent multiple element arrangements, which may include any combination of equipment and service. These multiple element arrangements are assessed to determine whether they can be separated into more than one unit of accounting or element for the purpose of revenue recognition. When the appropriate criteria for separating revenue into more than one unit of accounting is met and there is objective evidence of the fair value for all units of accounting or elements in an arrangement, the arrangement consideration is allocated to the separate units of accounting or elements based on each unit’s relative value. This objective evidence of fair value is established through prices charged for each revenue element when that element is sold separately. The allocation based on each unit’s relative value is the same as using the relative fair value. For the periods presented, the Corporation has had fair value for each of the elements in its revenue arrangements. The revenue recognition policies described above are then applied to each unit of accounting.

Product Warranties

The Corporation typically provides a warranty for parts and/or labour for up to one year or based on certain operating specifications such as hours of operation. Warranty cost provisions are based on management’s best estimates of such costs, taking into account the specific arrangements of the transaction and past history.

Research and Product Development Costs

Research costs are expensed as incurred. Product development costs (which typically include applying for patents and licenses) are expensed as incurred until the Corporation can demonstrate each of the following criteria: (i) the technical feasibility of completing the intangible asset so that it will be available for use or sale, (ii) its intention to complete the intangible asset and use or sell it, (iii) its ability to use or sell

Hydrogenics Corporation

Notes to Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

the intangible asset, (iv) how the intangible asset will generate probable future economic benefits, (v) the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset and (vi) its ability to measure reliably the expenditure attributable to the intangible asset during its development. To date, no product development costs have been capitalized.

Funding for research and product development includes government and non-government research and product development support. Research and product development support is recognized as the applicable costs are incurred unless it is for reimbursement of an asset, in which case it is accounted for as a reduction in the cost of the applicable asset.

Stock-based Compensation

The Corporation has stock-based compensation plans, which are described in note 10.  The Corporation estimates the fair value of stock-based compensation to employees and directors and expenses the fair value over the estimated vesting period of the stock options with the off-set being recorded in contributed surplus. Any consideration paid by employees or directors on the exercise of stock options or purchase of stock is credited to share capital together along with any previously recognized compensation expense. If shares or stock options are repurchased from employees or directors, the excess of the consideration paid over the carrying amount of the shares or vested stock options cancelled is charged to deficit, unless a portion of the consideration represents payments over the fair value of the share or stock option, in which case that portion is recognized in compensation expense.  Forfeitures of stock-based compensation awards are accounted for in the period in which the forfeiture occurs.

Deferred Share Units

The intrinsic value of the Corporation’s deferred share units is charged to selling, general and administrative expenses using the graded vesting method. Since the deferred share units will be settled in cash, the intrinsic value of the vested share units is revalued each quarter until the settlement date. The Corporation has set up a liability in the consolidated balance sheets, included within accounts payable and accrued liabilities, for the total intrinsic value of the vested deferred share units.  Forfeitures of deferred share units are accounted for in the period in which the forfeiture occurs.

Restricted Share Units

The intrinsic value of the Corporation’s restricted share units is charged to selling, general and administrative expenses using the graded vesting method. Since the restricted share units will be settled in cash, the intrinsic value of the vested share units is revalued each quarter until the settlement date. The Corporation has set up a liability in the consolidated balance sheets, included within accounts payable and accrued liabilities, for the total intrinsic value of the vested restricted share units.  Forfeitures of restricted share units are accounted for in the period in which the forfeiture occurs.

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

Foreign Currency Translation

Monetary assets and liabilities denominated in currencies other than the functional currency are translated at the rate of exchange in effect at the end of the period. Non-monetary assets and liabilities are translated at historical rates of exchange. Revenue and expense items denominated in currencies other than the functional currency are translated into the functional currency at the average rate of exchange for the period, except for amortization, which is translated at historical rates. Resultant gains and losses are included in the results of operations.

Hydrogenics Corporation

Notes to Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

Assets and liabilities of the Corporation’s Belgian subsidiary are considered to be self-sustaining and are translated into US dollars at the period-end exchange rates, and the results of its operations are translated at the average rate of exchange for the period. The resulting translation adjustments are accumulated in a separate component of shareholders’ equity.

The operations of the Corporation’s other subsidiaries are considered integrated with those of the Corporation and, accordingly, their accounts are translated into US dollars using the temporal method. Under this method, monetary assets and liabilities are translated using the period-end exchange rate, and non-monetary items are translated using historical rates of exchange. Revenues and expenses of these subsidiaries are translated at the average exchange rate for the period, except for amortization, which is translated at historical rates of exchange. Resultant gains and losses are included in the results of operations.

Net Loss Per Share

Basic net loss per share is calculated based on the weighted average number of common shares outstanding for the year. Diluted net loss per share is calculated using the daily weighted average number of common shares that would have been outstanding during the year had all potential common shares been issued at the beginning of the year or when the underlying options or warrants were granted, if later unless they were anti-dilutive.  The treasury stock method is used to determine the incremental number of shares that would have been outstanding had the Corporation used proceeds from the exercise of options and warrants to acquire common shares.

Financial Instruments

All financial instruments are measured at fair value on initial recognition. After initial recognition, financial instruments are measured at their fair values, except for loans and receivables and other financial liabilities, which are measured at amortized cost. The Corporation has designated cash and cash equivalents and restricted cash as held-for-trading. Accounts receivable are classified as loans and receivables, and approximate fair value. Financial liabilities included within accounts payable and accrued liabilities are classified as other financial liabilities and approximate fair value.

Restructuring Costs

Costs associated with exit or disposal activities, including lease termination costs and employee severance costs associated with restructuring, plant closing or other activity, are recognized when specified criteria are met.  With respect to lease termination costs, we recognize these costs at the cease-use date and record these amounts at the present value of the estimated lease payments, net of estimated sublease income.  Severance and termination benefits result from a specific event and therefore are considered to be contractual termination benefits. The costs related to contractual termination benefits are recognized as a liability and expensed when it is probable that the employees will be entitled to benefits and the amount can be reasonably determined. The benefits provided were either specified in an employment agreement or were based on existing legislative formula or were consistent with the Corporation’s past practice. The amounts were accrued when management approved the plan and committed the entity to the restructuring event that obligated the Corporation to the employees, management had identified all significant actions to take to cause the obligating event to occur and actions required by management’s plan were to commence shortly thereafter and be completed within an appropriate time such that there would not be significant changes to management’s plan.

Hydrogenics Corporation

Notes to Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

Note 3.  New Accounting Standards

The Corporation has adopted the following changes to its accounting policies:

(i)                                  Canadian standards

In February 2008, The Canadian Institute of Chartered Accountants (“CICA”) issued Handbook Section 3064 “Goodwill and Intangible Assets,” which replaced existing Handbook Sections 3062 “Goodwill and Other Intangible Assets” and 3450 “Research and Development Costs.” The new standards introduced changes to the recognition, measurement and disclosure of goodwill and intangible assets. The new standard also provides guidance for the recognition of internally developed intangible assets, including assets developed from research and development activities, ensuring consistent treatment of all intangible assets, whether separately acquired or internally developed. Handbook Section 3064 applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008, with earlier adoption encouraged. The Corporation adopted this standard effective January 1, 2009.  The adoption of this standard did not have a material impact on the Corporation’s consolidated financial position, results of operations or cash flows.

(ii)           US standards

The following changes only apply to note 20 of the consolidated financial statements.

Effective July 1, 2009, the Corporation adopted the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“Codification”).  The Codification is the source of authoritative accounting principles recognized by FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with US GAAP. Rules and interpretive releases of the Securities and Exchange Commission (“SEC”) under authority of federal securities laws are also sources of authoritative US GAAP for SEC registrants. All guidance contained in the Codification carries an equal level of authority. The Codification superseded all existing non-SEC accounting and reporting standards. References made to FASB guidance throughout this document have been updated for the Codification.  The adoption of the Codification did not have a material impact on the Corporation’s consolidated results of operations and consolidated financial position.

In December 2007, the FASB issued FASB ASC Topic 805 Business Combinations (“ASC 805”). The standard retains the purchase method of accounting for acquisitions, but requires a number of changes, including changes in the way assets and liabilities are recognized in purchase accounting. It also changes the recognition of assets acquired and liabilities assumed arising from contingencies, requires the capitalization of in-process research and development at fair value, and requires the expensing of acquisition related costs as incurred. The Corporation adopted ASC 805 on January 1, 2009 and it is applied prospectively to business combinations (and related non-controlling interest, if any) completed on or after this date.

In September 2006, the FASB issued FASB ASC 820, Fair Value Measurements and Disclosures (“ASC 820”). ASC 820 establishes a framework for measuring the fair value of assets and liabilities. This framework is intended to provide increased consistency in how fair value determinations are made under various existing accounting standards that permit, or in some cases require, estimates of fair market value.  ASC 820 also expands financial statement disclosure requirements about a corporation’s use of fair value measurements, including the effect of such measures on earnings. This standard is effective for fiscal years beginning after November 15, 2007. The Corporation adopted this new guidance effective January 1, 2008. This standard did not change the Corporation’s consolidated financial position, results of operations or cash flows. For non-financial assets and non-financial liabilities, the standard is effective for financial statements issued for fiscal years beginning after November 15, 2008. The Corporation adopted this guidance effective January 1, 2009.  The adoption of this guidance did not have a material impact on the Corporation’s results of operations and consolidated financial position.

Hydrogenics Corporation

Notes to Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

In April 2009, the FASB issued amendments to ASC 820 Fair Value Measurements and Disclosures (“ASU 2009-05”). ASU 2009-05 requires disclosures, in interim reporting periods and in financial statements for annual reporting periods, regarding the fair value of all financial instruments for which it is practicable to estimate that value, whether recognized or not on the Corporation’s balance sheet. ASU 2009-05 is effective for interim reporting periods ending after June 15, 2009.  The Corporation adopted the disclosures required under this standard effectively for the year ended December 31, 2009. While the adoption of ASU 2009-05 impacts the Corporation’s disclosures, it did not have an impact on the Corporation’s results of operations or consolidated financial condition.

In May 2009, the FASB issued ASC 855, Subsequent Events (“ASC 855”), which was effective for the Corporation during 2009.  ASC 855 sets forth the circumstances and the period after the balance sheet date for which an entity should evaluate events for recognition or disclosure in its financial statements.  In addition, ASC 855 identifies the disclosures that an entity should make about such events.  The Corporation adopted ASC 855 in 2009 and has evaluated subsequent events from December 31, 2009, through to the date of issuance of the consolidated financial statements in accordance with the statement.  Adoption of ASC 855 did not have an effect on the Corporation’s results of operations and consolidated financial position.

The Corporation will be adopting the following changes to its accounting policies in the future.

(i)                                                          Canadian standards

In January 2009, the CICA issued Handbook Sections 1582 “Business Combinations”, 1601 “Consolidated Financial Statements”, and 1602 “Non-controlling Interests.”  These sections replace the former Handbook Section 1581, “Business Combinations” and Handbook Section 1600, “Consolidated Financial Statements,” and establish a new section for accounting for a non-controlling interest in a subsidiary.  Handbook Section 1582 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.  Handbook Sections 1601 and 1602 apply to interim and annual consolidated financial statements relating to years beginning on or after January 1, 2011.  The Corporation is currently assessing the effect these standards may have on the Corporation’s results of operations and consolidated financial position.

The CICA has announced that Canadian GAAP for publicly accountable enterprises will be replaced with IFRS over a transition period expected to end in 2011. The Corporation will begin reporting its financial statements in accordance with IFRS on January 1, 2011.

In December 2009, the CICA issued EIC 175, Multiple Deliverable Revenue Arrangements, replacing EIC 142, Revenue Arrangements with Multiple Deliverables. This abstract was amended to: (1) provide updated guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separated, and the consideration allocated; (2) require, in situations where a vendor does not have vendor-specific objective evidence (“VSOE”) or third party evidence of selling price, that the entity allocate revenue in an arrangement using estimated selling prices of deliverables; (3) eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price method; and (4) require expanded qualitative and quantitative disclosures regarding significant judgments made in applying this guidance. The accounting changes summarized in EIC 175 are effective for fiscal years beginning on or after January 1, 2011, with early adoption permitted. Adoption may either be on a prospective basis or by retrospective application. If the Abstract is adopted early, in a reporting period that is not the first reporting period in the entity’s fiscal year, it must be applied retroactively from the beginning of the Corporation’s period of adoption. The Corporation is currently assessing the future impact of these amendments on its consolidated financial statements and has not yet determined the timing and method of its adoption.

Hydrogenics Corporation

Notes to Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

(ii)                                US standards

In October 2009, the FASB issued amendments to ASC 605, Revenue Recognition (“ASU 2009-13”) and amendments to ASC 985, Software (“ASU 2009-14). ASU 2009-13 requires entities to allocate revenue in an arrangement using estimated selling prices of the delivered goods and services based on a selling price hierarchy. The amendments eliminate the residual method of revenue allocation and require revenue to be allocated using the relative selling price method. ASU 2009-14 removes tangible products from the scope of software revenue guidance and provides guidance on determining whether software deliverables in an arrangement that includes a tangible product are covered by the scope of the software revenue guidance. ASU 2009-13 and ASU 2009-14 should be applied on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with early adoption permitted. The Corporation does not expect adoption of ASU 2009-13 or ASU 2009-14 to have a material impact on the Corporation’s consolidated results of operations or consolidated financial condition.

Note 4.  Risk Management Arising From Financial Instruments

Under Canadian GAAP, financial instruments are classified into one of the following categories:  held-for-trading, held-to-maturity, available-for-sale, loans and receivables, and other financial liabilities.  The following table summarizes information regarding the carrying value of the Corporation’s financial instruments:

	2009	2008
Held-for-trading (i)	$11,002	$22,731
Loans and receivables (ii)	4,175	4,479
Other financial liabilities (iii)	10,414	13,063

(i)                                     Includes cash and cash equivalents and restricted cash

(ii)                                  Includes accounts receivable

(iii)                               Includes financial liabilities included within accounts payable and accrued liabilities

Liquidity

The Corporation has sustained losses and negative cash flows from operations since its inception.   At December 31, 2009, the Corporation had approximately $9,159 (December 13, 2008 - $21,601) of cash and cash equivalents.  Liquidity risk is the risk that the Corporation will encounter difficulty in meeting its financial obligations associated with financial liabilities that are settled by delivering cash or another financial asset.  The Corporation is exposed to significant liquidity risk as it continues to have net cash outflows to support its operations.  The Corporation’s approach to managing liquidity risk is to ensure it will have sufficient liquidity to meet liabilities when due.  The Corporation achieves this by maintaining sufficient cash and cash equivalents and short-term investments.  The Corporation monitors its financial position on a monthly basis and updates its expected use of cash resources based on the latest available data.  Substantially all of the Corporation’s financial liabilities will mature within one year.  There are uncertainties related to the timing and use of the Corporation’s cash resources.  Note 1, Description of Business and Going Concern, discloses the risks surrounding the timing and the use of the Corporation’s cash resources.

The Corporation continued to use cash in its operating activities of $11,085 and investing activities of $1,465 for the year ended December 31, 2009 (2008 — used cash in operations of $6,758 and received from investing activities of $13,017 respectively).

Hydrogenics Corporation

Notes to Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

The table below summarizes the Corporation’s financial and accrued liabilities into relevant maturity groups based on the remaining period at the balance sheet date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows:

	Anticipated settlement within six months from December 31, 2009	Anticipated settlement between six and twleve months from December 31, 2009	Total
Financial liabilities included within Accounts payable and accrued liabilities	$9,297	$1,117	$10,414

Credit risk

Credit risk arises from the potential that a counterparty will fail to perform its obligations.  The Corporation is exposed to credit risk from customers. At December 31, 2009, the Corporation’s two largest customers accounted for 9% (18% at December 31, 2008) and 7% (7% at December 31, 2008) of revenues, respectively.  In order to minimize the risk of loss for trade receivables, the Corporation’s extension of credit to customers involves a review and approval by senior management as well as progress payments as contracts are executed and in some cases irrevocable letters of credit.  The majority of the Corporation’s sales are invoiced with payment terms between 30 and 60 days.  The Corporation’s objective is to minimize its exposure to credit risk from customers in order to prevent losses on financial assets by performing regular monitoring of overdue balances and to provide allowance for potentially uncollectible accounts receivable.

The Corporation reviews its trade receivable accounts regularly and writes down their carrying values to their expected realizable values, by making an allowance for doubtful receivables, as soon as the account is determined not to be fully collectible, which is done based on management’s evaluation of the situation on a customer by customer basis.  The Corporation’s assessment of outstanding receivables from customers is primarily based on the Corporation’s assessment of the creditworthiness of the customer.  The allowance is charged against earnings. Shortfalls in collections are applied against this provision. Estimates for the allowance for doubtful receivables are determined on a customer-by-customer evaluation of collectibility at each balance sheet reporting date, taking into account the amounts that are past due and any available relevant information of the customers’ liquidity and going concern problems.

The Corporation’s trade receivables have a carrying value of $2,919 as at December 31, 2009 ($3,661 as at December 31, 2008), representing the maximum exposure to credit risk of those financial assets, exclusive of the allowance for doubtful accounts.  Normal credit terms for amounts due from customers call for payment within 30 to 60 days.  An insignificant amount of these receivables were past due as at December 31, 2009. The Corporation’s exposure to credit risk for trade receivables by geographic area as at December 31 was as follows:

	2009	2008
Europe	51%	46%
United States	13	13
Asia	8	32
Rest of world	28	9
	100%	100%

Hydrogenics Corporation

Notes to Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

The activity of the allowance for doubtful accounts for the period is as follows:

	2009	2008
Allowance for doubtful accounts – beginning of year	$228	$351
Bad debt expense	283	126
Write-off of bad debts	(223)	(249)
Allowance for doubtful accounts – end of year	$288	$228

The Corporation believes that the credit quality is high for the neither past due nor impaired accounts receivable based on prior experience of collections of accounts within 0-30 days of billing.

The Corporation may also have credit risk relating to cash and cash equivalents and restricted cash, which it manages by dealing with large chartered Belgian, Canadian and German banks.  The Corporation’s objective is to minimize its exposure to credit risk in order to prevent losses on financial assets by placing its investments in lower risk bank acceptances of these chartered banks. The Corporation’s cash and cash equivalents and restricted cash carrying value is $11,002 ($22,731 at December 31, 2008), representing the maximum exposure to credit risk of these financial assets.    Approximately 52% (82% - December 31, 2008) of the Corporation’s cash and restricted cash at December 31, 2009 was held by four financial institutions. The Corporation’s exposure to credit risk relating to cash and cash equivalents and short-term investments, segmented by geographic area as at December 31, was as follows:

	2009	2008
Canada	71%	37%
Belgium	20	54
Germany	9	9
	100%	100%

Foreign currency risk

Foreign currency risk arises because of fluctuations in exchange rates. The Corporation conducts a significant portion of its business activities in currencies other than the functional currency of the parent company (US$) and the functional currency of our self-sustaining subsidiary (euros).  This primarily includes Canadian dollar transactions at the parent company and US$ transactions at our self-sustaining subsidiary. The Corporation’s objective in managing its foreign currency risk is to minimize its net exposure to foreign currency cash flows by converting foreign denominated financial assets into the applicable functional currency of the subsidiary to the extent practical to match the obligations of its financial liabilities.  Financial assets and financial liabilities denominated in foreign currencies will be affected by changes in the exchange rate between the functional currency and these foreign currencies.  This primarily includes cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities, which are denominated in foreign currencies.  The Corporation recognized foreign exchange gains in the year ended December 31, 2009 of $40 compared to $188 in the year ended December 31, 2008.

If a shift in the Canadian dollar relative to the US$ of 10% were to occur, the exchange gain or loss on the net financial assets could be plus or minus $601 (December 31, 2008 - $335) due to exchange rate fluctuations and this amount would be recorded in the consolidated statements of operations.

The Corporation conducts a significant portion of its business activities in foreign currencies. It therefore seeks to manage its foreign currency risk and to minimize its net exposures to foreign currency cash flows by converting cash balances into foreign currencies to the extent practical to match other foreign currency obligations.

Hydrogenics Corporation

Notes to Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

Interest rate risk

Interest rate risk arises because of the fluctuation in market interest rates.  The Corporation’s objective in managing interest rate risk is to maximize the return on its cash and cash equivalents and restricted cash. The Corporation is subject to interest rate risk on its cash and cash equivalents; however, the Corporation does not have any long-term debt and hence is not subject to interest rate risk from borrowings.  If a shift in interest rates of 10% were to occur, the impact on cash and cash equivalents and restricted cash and the related net loss for the period could be plus or minus $100.

Fair value

The carrying value of cash and cash equivalents, restricted cash, accounts receivable, and accounts payable and accrued liabilities approximate their fair value given their short-term nature.  The fair value of cash and cash equivalents and restricted cash was determined based on quoted prices in active markets for identical assets.

Management of capital

The Corporation’s objective in managing capital is to ensure sufficient liquidity to pursue its growth strategy, fund research and product development, undertake selective acquisitions, while at the same time taking a conservative approach toward financial leverage and management of financial risk.

The Corporation’s capital is composed of share capital, contributed surplus, accumulated deficit and foreign currency translation adjustments included within accumulated other comprehensive income (loss). The total capital as at December 31, 2009 is $17,059 (December 31, 2008 -   $25,483). The Corporation’s primary uses of capital are to finance operations, increases in non-cash working capital and capital expenditures.  The Corporation currently funds these requirements from existing cash resources and cash raised through share issuances and the APIF transaction (note 2).  The Corporation’s objectives when managing capital are to ensure the Corporation will continue to have enough liquidity so it can provide its products and services to its customers and returns to its shareholders.

The Corporation monitors its capital on the basis of the adequacy of its cash resources to fund its business plan.  In order to maximize the capacity to finance the Corporation’s ongoing growth, the Corporation does not currently pay a dividend to holders of its common shares.

Note 5. Business Streamlining Initiatives and Windup of Test Equipment Business

Business Streamlining Initiatives

In March and November 2007, the Corporation recorded charges for severance and related expenses for business streamlining initiatives, aimed at reducing expenses to improve future cash flows by reducing the Corporation’s headcount. These charges were included in selling, general and administrative expenses as at December 31, 2007.  The business streamlining activities relating to the March 2007 and November 2007 annoucements were complete as at December 31, 2008. The expenses resulting from the March 2007 announcement were exclusively charged to the Power Systems business unit. The expenses related to the November 2007 announcement were charged to the business units as follows: $846 for Power Systems; $142 for OnSite Generation; and $1,002  for Corporate and Other.  For both the March 2007 and November 2007 announcements, the amount expensed for the twelve months ended December 31, 2007 (which is identical to the expected cumulative charge) was $2,100 and $1,990, respectively.

Hydrogenics Corporation

Notes to Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

A summary of the movements in the liability are as follows;

	March 2007	November 2007	Total
December 31, 2006	—	—	—
Expense for the period	$2,100	$1,990	$4,090
Cash payments	(2,100)	—	(2,100)
December 31, 2007	—	1,990	1,990
Cash payments	—	(1,981)	(1,981)
December 31, 2008	—	9	9
Cash payments	—	(9)	(9)
December 31, 2009	—	—	—

On January 5, 2009 and December 10, 2009, in order to further streamline operations, the Corporation reduced its headcount and implemented additional cost saving measures in order to maximize the Corporation’s cash resources.  The Corporation recorded charges of $582 and $409 respectively for severance and related expenses, which are included in selling, general and administrative expenses. These amounts were charged to the Corporation’s business segments as follows: Corporate - $146; OnSite Generation - $99; and Power Systems - $746.

A summary of the movements in the liability are as follows;

	January 2009	December 2009	Total
December 31, 2008	—	—	—
Expense for the period	$582	$409	$991
Cash payments	(582)	(33)	(615)
December 31, 2009	—	376	376

Windup of Test Equipment Business

On November 7, 2007, the Corporation announced plans to wind up its fuel cell test products design, development and manufacturing business, due to lower than planned gross margin and growth prospects and not achieving certain operating targets. During the year ended December 31, 2007, the Corporation incurred $2,016 in respect of severance and related expenses, and the writeoff of inventory.  The windup of the Test Equipment business is expected to be completed in 2010. The expenses relating to the windup of the Test Equipment business all relate to the Test segment. The Corporation expects to incur a cumulative charge of approximately $3,500 relating to the windup of the Test Equipment business, of which $2,016 was incurred in 2007. $853 was incurred in 2008 and $619 was incurred in 2009, representing a total of $3,488 incurred to date.  The remainder will be charged to expenses in 2010.

The majority of the costs associated with the windup of the Test Equipment business are expensed as incurred. However, a reconciliation of the beginning and ending liability balances for severance and other termination benefits is as follows:

Windup of Test Equipment Business
December 31, 2006	—
Accrual for contract termination costs	$1,598
Cash payments	(648)
December 31, 2007	950
Cash payments	(950)
December 31, 2008	—

Hydrogenics Corporation

Notes to Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

Note 6.  Accounts Receivable

	2009	2008

Trade accounts receivable	$2,919	$3,661
Less: Allowance for doubtful accounts	(288)	(228)
Goods and services tax and other receivables	1,054	541
	$3,685	$3,974

Note 7. Inventories

	2009	2008
Raw materials	$3,239	$4,938
Work-in-progress	5,336	5,004
Finished goods	3,171	159
	$11,746	$10,101

During the year ended December 31, 2009, the Corporation recorded provisions of $349 (December 31, 2008 - $1,298). During the year, approximately $13,630 of inventory was expensed in cost of revenues (December 31, 2008 and December 31, 2007 - $29,851 and $29,725 respectively).

Note 8. Property, Plant and Equipment

As at December 31, 2009, the net book value of property, plant and equipment is as follows:

	Cost	Accumulated amortization	Net book value

Test equipment	$5,179	$4,724	$455
Furniture and equipment	4,482	2,897	1,585
Computer hardware and software	2,642	2,129	513
Leasehold improvements	1,097	906	191
Automobiles	564	554	10
Assets held-for-sale	855	495	360
	$14,819	$11,705	$3,169

As at December 31, 2008, the net book value of property, plant and equipment is as follows:

	Cost	Accumulated amortization	Net book value

Test equipment	$6,250	$5,336	$914
Furniture and equipment	4,040	2,471	1,569
Computer hardware and software	2,619	1,874	745
Leasehold improvements	1,000	799	201
Automobiles	43	29	14
Assets held- for-sale	639	—	639
	$14,591	$10,509	$4,082

Hydrogenics Corporation

Notes to Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

Test equipment and Furniture and equipment under construction, as at December 31, 2009, not yet subject to amortization, amounted to $55 (2008 - $28).

The net book value of equipment under capital lease as at December 31, 2009 was $nil (2008 - $33).

During 2009, the Corporation recorded a write-down of certain property, plant and equipment which has been classified as held-for-sale.  These held-for-sale assets have been recorded at fair value, less estimated costs to sell.

Note 9.  Accounts Payable and Accrued Liabilities

	2009	2008
Trade accounts payable	$3,296	$4,506
Warranty liability accruals	3,185	3,717
Severance and related compensation payments	2,298	1,693
Accrued payroll costs	1,694	2,067
Facility accruals	1,560	1,400
Supplier accruals	1,503	3,165
Accrued professional fees	590	433
Excise tax payable	384	—
Provincial capital tax payable	—	25
Current portion of long-term debt	—	10
Other	272	282
	$14,782	$17,298

Included within severance and related compensation payments is a post-retirement benefit obligation of $1,184 (December 31, 2008 - $1,050).  The liability, which is unfunded and payable in Canadian dollars, is a defined benefit plan to be paid to a beneficiary.  The key assumptions used in this valuation are annual payments ($100), the expected life of the beneficiaries (approximately 11.5 years) and the discount rate (4%).  The amount expensed in 2009 is $134 (2008 - $340).  Actuarial gains and losses as a result of changes in these assumptions are recognized into income in the period of the change.  During 2009, the post-retirement benefit obligation was reduced by the amount of annual cash payments ($100) and was increased by annual interest accretion ($34) and foreign exchange movements during the year ($200).

Information regarding the changes in the Corporation’s aggregate product warranty liabilities is as follows for the years ended December 31, 2009 and December 31, 2008:

	2009	2008
Balance, December 31, 2008 and 2007	$3,717	$3,592
Accruals for warranties during the year	1,585	2,332
Settlements made during the year	(1,146)	(1,499)
Reversal of warranty accruals during the year	(971)	(708)
Balance, December 31, 2009 and 2008	$3,185	$3,717

Note 10. Employee stock-based compensation

On February 8, 2010 the Corporation announced that it would implement a share consolidation of its issued and outstanding common shares in order to comply with the Minimum Bid Price Rule of the Nasdaq Global Market (“NASDAQ”). The consolidation was effective as of March 12, 2010 and was implemented with a ratio of one post-consolidation share for every 25 pre-consolidation shares. The Corporation has amended the disclosures in the consolidated financial statements to reflect the share consolidation as if it had occurred on December 31, 2006.

Hydrogenics Corporation

Notes to Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

Stock Option Plan

During 2000, the Corporation adopted an employee stock option plan. As at December 31, 2009, the number of common shares that may be issued under the stock option plan was 348,466. As at December 31, 2009, 131,534 common shares had been issued through the exercise of stock options under this plan. Up to 348,466 additional common shares are available to be issued in connection with the exercise of stock options. Of the 348,466 available common shares, 243,503 have been granted as stock options that were outstanding at December 31, 2009.  All options are for a term of ten years from the date of grant and vest over four years unless otherwise determined by the Board of Directors.

A summary of the Corporation’s employee stock option plan activity is as follows:

	2009		2008		2007
	Number of shares	Weighted average exercise price (CA$)	Number of shares	Weighted average exercise price (CA$)	Number of shares	Weighted average exercise price (CA$)
Outstanding, beginning of year	245,191	91.00	277,292	101.25	275,734	121.25
Granted	77,144	13.25	52,000	14.50	65,798	29.25
Exercised	(5,760)	7.25	(25,599)	5.00	—	—
Forfeited	(71,148)	97.75	(54,994)	104.25	(50,032)	118.00
Expired	(1,924)	268.50	(3,508)	184.00	(14,208)	141.25
Outstanding, end of year	243,503	65.00	245,191	91.00	277,292	101.25
Options exercisable, end of year	131,824	106.50	173,350	124.00	161,753	111.75

The following table summarizes information about the Corporation’s share options outstanding as at December 31, 2009:

Exercise price CAN$	Number outstanding at December 31 2009	Weighted average remaining contractual life	Weighted average exercise price CAN$	Number exercisable at December 31 2009	Weighted average exercise price CAN$

0.25 – 13.25	74,340	9.23	13.25	—	—
13.26 - 25.00	46,525	8.19	14.50	20,830	14.50
25.01 - 100.00	60,751	6.34	42.50	49,105	43.75
100.01 - 200.00	28,656	3.51	136.75	28,656	136.75
200.01 - 303.50	33,231	1.67	231.00	33,231	231.05
	243,503	6.61	65.00	131,824	106.50

Stock options granted to employees during 2009 and 2008 are valued using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate 2.93% (2008 - 3.46%), average expected life of four years, expected volatility 66% (2008 - 64%) and no dividends. The fair value of the stock options granted during 2009 was $424 (2008 - $387) (weighted average $5.50 per share) (2008 - $7.50) per share and the related expense recognized in the consolidated statement of operations for the year ended December 31, 2009 was $413 ($0.11 per share on a basic and diluted basis) (2008 - $694, 2007 - $1,553).

Hydrogenics Corporation

Notes to Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

Deferred Share Unit Plan

The Corporation has a deferred share unit plan (“DSU Plan”) for directors. Pursuant to the DSU Plan, non-employee directors are entitled to receive all or any portion of their annual cash retainer and meeting fees in the form of deferred share units (“DSUs”) instead of cash. In addition, the Board of Directors may, at its discretion, make annual awards to non-employees of DSUs as or in lieu of non-cash compensation. As a result of the implementation of the DSU Plan, directors are not eligible to receive additional awards of stock options. A DSU is a unit, equivalent in value to a common share of the Corporation, credited by means of a bookkeeping entry in the books of the Corporation, to an account in the name of the non-employee director. Each DSU entitles the participant to receive a cash payment or common shares, at the option of the Corporation, upon termination of directorship in an amount calculated with reference to the trading price of a Hydrogenics common share on the Toronto Stock Exchange on the date of termination.  Compensation cost for DSUs granted under the DSU Plan is recorded as an expense with a corresponding increase in accrued liabilities and is measured at intrinsic value.  Changes in intrinsic value between the grant date and the measurement date result in a change in the measure of compensation cost.

During the year ended December 31, 2009, 17,883 (2008 — 13,470) DSUs were issued with immediate vesting on the date of issuance. As at December 31, 2009, 42,371 (2008 — 30,004) DSUs were outstanding under the DSU Plan.  The Corporation recognized a compensation expense of $216 for the year ended December 31, 2009 (2008 - ($170); 2007 - $281) related to the DSUs.

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

During the year ended December 31, 2009, 36,820 (2008 — 51,500) RSUs were awarded with vesting over a three-year period.  As at December 31, 2009, 88,320 (2008 - 51,500) RSUs were outstanding under the RSU Plan.  As a result, the Corporation recognized a compensation expense of $190 for the year ended December 31, 2009 (2008 - $113, 2007 - $nil).

Note 11. Research and Product Development

Research and product development expenses are recorded net of third party program funding received or receivable. For 2009, 2008 and 2007, research and product development expenses and program funding, which have been received or are receivable, are as follows:

	2009	2008	2007
Research and product development expenses	$6,625	$8,716	$10,346
Research and product development funding	(1,406)	(1,420)	(656)
Total research and product development expenses	$5,219	$7,296	$9,690

Hydrogenics Corporation

Notes to Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

Note 12.  Commitments

The Corporation incurred rental expenses of $1,755 under operating leases in 2009 (2008 - $1,856; 2007 - $1,823). The Corporation has future minimum lease payments under operating leases relating to premises and office equipment as follows:

2010	$1,039
2011	587
2012	589
2013	501
2014	290
Thereafter	125
$3,131

The Corporation has entered into repayable contribution and other research and development arrangements with various Canadian governmental ministries and public sector enterprises.  Under these arrangements, the Corporation is eligible to receive up to $12,664 (2008 - $10,927; 2007 - $13,430) toward agreed upon research and development project costs. The amount received or receivable as at December 31, 2009 was $12,664 (2008 - $10,927; 2007 - $13,430).  The amounts are repayable based on the future revenue of the Corporation.  These arrangements will expire in stages ending on March 31, 2016 or when total amounts repaid reach the utilized amount of the advance, depending on the terms of the individual contracts.

Note 13. Contingencies

As at December 31, 2009, the Corporation has outstanding standby letters of credit and letters of guarantee issued by several financial institutions, which total $3,173 (December 31, 2008 - $2,306) with expiry dates extending to October 2011. The Corporation has restricted cash totalling $1,843 as partial security for these standby letters of credit and letters of guarantee.  These instruments relate primarily to obligations in connection with the terms and conditions of the Corporation’s sales contracts. The standby letters of credit and letters of guarantee may be drawn upon by the customer if the Corporation fails to perform its obligations under the sales contracts and the Corporation would be liable to the financial institution for the amount of the standby letter of credit or letter of guarantee in the event the instruments are drawn on.

In 1998, Stuart Energy, a wholly owned subsidiary of the Corporation until October 27, 2009, entered into an agreement with Technologies Partnerships Canada (“TPC”), a program of the Ministry of Industry of the Canadian government to develop and demonstrate Hydrogen Fleet Fuel Appliances. This agreement was amended in 2003 to expand the scope of work and resulted in Stuart Energy receiving a total of $5,557 of funding from TPC.  Pursuant to an ammendment to the TPC agreement, Stuart Energy received an additional $1,335 of funding.   Stuart Energy undertook to repay $16,466 (the “Repayable Loan Amount”). The amended agreement requires Stuart Energy to commence making royalty payments against the Repayable Loan Amount on the earlier of revenues of Stuart Energy reaching a minimum of CA $90,000 or April 1, 2007. In accordance with the terms of the agreement, Stuart Energy is required to commence payments to TPC at 0.53% of its annual gross business revenues for a period of 12 years or until the Repayable Loan Amount is fully repaid. To date, the Corporation has recognized $51,325 (2008 - $42,800) in revenues and recorded a repayable amount of $272 (December 31, 2008 - $227).

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

Hydrogenics Corporation

Notes to Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

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

Note 14. Lines of Credit

As at December 31, 2009, the Corporation had operating lines of credit available up to 3,500 euros, or US equivalent $5,005 (December 31, 2008 – $11,535.

Pursuant to the terms of a new credit facility, Hydrogenics Europe NV (“the Borrower”), a wholly owned Belgian-based subsidiary, may borrow a maximum of 75% of the value of awarded sales contracts, approved by the Belgian financial institution, to a maximum of 2,000 euros, along with a maximum of 1,500 euros for general business purposes.  The credit facility bears interest at a rate of EURIBOR plus 1.45% per annum and is secured by a 1,000 euro first secured charge covering all assets of the Borrower. The credit facility may be increased to 1,500 euros in certain circumstances, and contains a negative pledge precluding the Borrower from providing security over its assets. Additionally, the Borrower is required to maintain a solvency covenant, defined as equity plus current account divided by total liabilities, of not less than 25% and ensure that its intercompany account with the Corporation does not fall below a certain level. As at December 31, 2009, the Corporation was in compliance with these covenants.

The amount of the available line of credit is reduced by $2,061, the amount of the outstanding standby letters of credit and letters of guarantee, if any, issued from time to time by the Belgian financial institution. As at December 31, 2009, the Corporation did not have any availability under this line of credit as the Corporation did not submit any sales contracts for approval.

As at December 31, 2009 and 2008, the Corporation had no indebtedness on these lines of credit.

Note 15. Related Party Transactions

In the normal course of operations, the Corporation subcontracts certain manufacturing functions to a corporation owned by a relative of one of the principal shareholders of the Corporation. Billings by this related corporation for material totalled $92 in 2009 (2008 - $220; 2007 - $823).  At December 31, 2009, the Corporation has an accounts payable balance due to this related party of $6 (2008 - $34; 2007 - $58). All related party transactions have been recorded at the exchange amount, which is the consideration paid or received as established and agreed to by the related parties.

Hydrogenics Corporation

Notes to Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

Note 16. Income Taxes

As outlined in Note 2, the Company received proceeds of $10,464 from APIF in exchange for the benefit of certain tax attributes retained by APIF.  APIF retained the benefit to non-capital losses, scientific research and experimental development expenses, property, plant and equipment and intellectual property and investment tax credits with a carrying value of approximately $177,000 at October 27, 2009.

The break-down of income tax expense for each of the years is as follows:

	2009	2008	2007
Current income taxes	93	116	22
Proceeds received from APIF transaction	(10,464)	—	—
Income tax (recovery) expense	(10,371)	116	22

The Corporation’s computation of income tax expense is as follows:

	2009	2008	2007

Loss before income taxes	$(19,746)	$(14,203)	$(28,046)
Statutory income tax rate	33.00%	33.50%	36.12%
Income tax recovery at statutory rate	(6,516)	(4,758)	(10,130)
Non-deductible expenses	143	185	433
Other permanent differences	—	1,018	24
Expiry of non-capital losses	2,019	7,438	—
Effect of income tax and rate changes on future income taxes	—	(1,111)	10,651
Effect of foreign currency rate changes on future income taxes	(13,116)	21,119	(15,528)
Currency effect of difference in US dollar financial reporting compared with CA dollar income tax reporting	(600)	1,340	(1,390)
Change in valuation allowance related to the current year	18,163	(25,231)	15,940
Other	—	116	22
Proceeds received from the APIF transaction	(10,464)	—	—
Income tax expense	$(10,371)	$116	$22

Hydrogenics Corporation

Notes to Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

As at December 31, 2009, the Corporation has available income tax loss carryforwards of $44,125 that may be used to reduce taxable income in future years, in certain jurisdictions, expiring as follows:

2029	$138
No expiry	43,987
$44,125

As at December 31, 2009, the Corporation has no unclaimed scientific research and experimental development expenditures (2008 - $27,355) that can be used to offset future income over an indefinite period. The Corporation also has no non-refundable investment tax credits (2008 - $6,775) that can be used to reduce future federal income taxes payable.

Components of the Corporation’s net future income tax asset are:

	2009	2008
Assets
Non-capital losses	$15,453	$66,844
Scientific research and experimental development expenses	—	7,835
Property, plant and equipment and intellectual property	123	12,321
Investment tax credits	—	5,759
Warranty and other provisions	545	533
Share issue costs	1	(201)
Valuation allowance	(16,122)	(93,091)
Net future income tax asset	$—	$—

The Corporation has recorded a valuation allowance to reflect uncertainties associated with the realization of all future income tax assets.  The movement in the valuation allowance during 2009 consists of an increase as a result of current year results of $18,163 and a reduction in the valuation allowance as a result of the APIF transaction (note 2) of $95,132 reflecting the disposal of tax attributes.

Note 17. Net Loss Per Share

On February 8, 2010 the Corporation announced it would implement a share consolidation of its issued and outstanding common shares in order to comply with the Minimum Bid Price Rule of the NASDAQ. The consolidation was effective as of March 12, 2010 and was implemented with a ratio of one post-consolidation share for every 25 pre-consolidation shares. The consolidation reduced the number of shares outstanding from approximately 105,049,666 to approximately 4,201,987.  The Corporation has amended the disclosures in the consolidated financial statements to reflect the share consolidation as if it had occurred on December 31, 2006.

Net loss per share is calculated using the weighted average number of common shares outstanding for the year of 3,697,740 shares in 2009 (2008 – 3,683,226; 2007 – 3,671,916).  No effect has been given to the potential exercise of stock options and warrants in the calculation of diluted net loss per share as the effect would be anti-dilutive.

Hydrogenics Corporation

Notes to Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

Note 18. Consolidated Statements of Cash Flows

Components of the net change in non-cash working capital are as follows:

	2009	2008	2007
Decrease (increase) in current assets
Accounts receivable	$754	$7,335	$(2,687)
Grants receivable	(69)	320	1,290
Inventories	(1,645)	2,558	59
Prepaid expenses and other current assets	(174)	(89)	507
Increase (decrease) in current liabilities
Accounts payable and accrued liabilities	(2,259)	(1,050)	(3,486)
Unearned revenue	(239)	(4,257)	217
	$(3,632)	$4,817	$(4,100)

Note 19. Segmented Financial Information

The Corporation’s reportable segments include: (i) OnSite Generation; (ii) Power Systems; and (iii) Test Systems. Where applicable, corporate and other activities are reported separately as Corporate and Other. Accordingly, operating segments have changed from prior years and all years have been restated to reflect the new organization.

OnSite Generation includes the design, development, manufacture, and sale of hydrogen generation products. Power Systems includes the design, development, manufacture, and sale of fuel cell products. Test Systems, which is in the process of being wound up, included the manufacturing and sale of fuel cell test products and diagnostic testing services.

Financial information by reportable segment for the years ended December 31, 2009, 2008 and 2007 is as follows:

	Year ended December 31, 2009
	OnSite Generation	Power Systems	Test Systems	Corporate and Other	Total
Revenue from external customers	$12,303	$6,538	$—	$—	$18,841
Amortization of intangible assets	—	—	—	—	—
Amortization of property, plant and equipment	—	—	—	984	984
Interest income	—	—	—	180	180
Interest expense	—	—	—	(11)	(11)
Income tax recovery	—	—	—	(10,371)	(10,371)
Segment loss (i)	(1,758)	(6,972)	(307)	(338)	(9,375)

	Year ended December 31, 2008
	OnSite Generation	Power Systems	Test Systems	Corporate and Other	Total
Revenue from external customers	$31,207	$5,643	$2,490	$—	$39,340
Amortization of intangible assets	—	—	—	249	249
Amortization of property, plant and equipment	—	—	—	855	855
Interest income	—	—	—	940	940
Interest expense	—	—	—	(17)	(17)
Income tax expense recovery	—	—	—	116	116
Segment income (loss) (i)	2,106	(9,757)	(469)	(6,199)	(14,319)

Hydrogenics Corporation

Notes to Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

	Year ended December 31, 2007
	OnSite Generation	Power Systems	Test Systems	Corporate and Other	Total
Revenue from external customers	$19,608	$6,103	$12,279	$—	$37,990
Amortization of intangible assets	—	—	—	251	251
Amortization of property, plant and equipment	—	—	—	903	903
Interest income	—	—	—	2,301	2,301
Interest expense	—	—	—	(52)	(52)
Income tax expense	—	—	—	22	22
Segment loss (i)	(5,436)	(14,283)	(1,465)	(6,884)	(28,068)

(i)             Segment income (loss) includes revenues less cost of revenues, directly attributable selling, general and administrative costs, research and product development costs net of associated grants, amortization of property, plant and equipment and intangible assets, other expenses (or income) and income taxes. Amortization of property, plant and equipment  is not allocated to the segments as a significant portion of the Corporation’s assets are common across the segments.

The accounting policies for inter-segment transactions are the same as those described in Note 2.

Goodwill relating to the Corporation’s OnSite Generation segment as at December 31, 2009 was $5,446 (2008 - $5,025), respectively. OnSite Generation primarily consists of the Corporation’s self-sustaining subsidiary located in Belgium with a functional currency of the Euro.  The goodwill balance increased in 2009 as a result of currency fluctuations between the US$ and Euro.  There is no goodwill relating to Power Systems or Test Systems. The Corporation currently does not allocate its remaining assets among reportable segments.

A significant portion of the Corporation’s goodwill is common across the locations. Therefore, management does not classify goodwill on a location basis.

Revenues and cost of revenues derived from products and services are as follows:

	2009	2008	2007
Revenues
Products	$14,736	$38,693	$34,486
Services	4,105	647	3,504
	$18,841	$39,340	$37,990

	2009	2008	2007
Cost of revenues
Products	$13,219	$31,090	$32,402
Services	1,894	356	1,199
	$15,113	$31,446	$33,601

Hydrogenics Corporation

Notes to Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

Revenues are segmented by geographic location, as follows:

	2009	2008	2007

United States	$2,561	$8,428	$5,609
Canada	2,320	534	4,378
Germany	2,227	655	1,395
Turkey	1,857	77	—
France	1,678	1,144	2,633
India	1,361	85	774
Austria	1,147	—	3
Russia	793	12,927	5,629
Spain	791	1,815	138
Sweden	210	1,600	119
United Arab Emirates	187	20	1,255
United Kingdom	178	1,076	552
China	127	1,351	1,435
Romania	74	83	277
Belgium	43	2,020	—
Poland	34	639	—
Japan	24	492	2,256
Saudi Arabia	11	1,790	—
Brazil	1	712	2,017
Korea	—	1,271	1,070
Argentina	—	8	2,010
Slovenia	—	3	1,275
Rest of world	3,217	2,610	5,165
	$18,841	$39,340	$37,990

The Corporation’s largest customers comprise the following percentages of revenues:

	2009	2008	2007
	%	%	%

First	9	18	12
Second	7	7	5
Third	6	5	5
Fourth	5	5	4
Others	73	65	74
	100	100	100

Property, plant and equipment are located in the following countries:

	2009	2008
Canada	$1,356	$2,100
Belgium	1,813	1,982
	$3,169	$4,082

A significant portion of the Corporation’s production, testing, equipment, and facilities are common across the segments. Therefore, management does not classify asset information on a segmented basis.

Hydrogenics Corporation

Notes to Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

Note 20. Differences Between Canadian and United States Accounting Principles

The Corporation’s consolidated financial statements have been prepared in accordance with Canadian GAAP, which differs in certain respects from those principles that the Corporation would have followed had its consolidated financial statements been prepared in accordance with US GAAP.

A reconciliation of net loss for the year from Canadian GAAP to conform with US GAAP is as follows:

	2009	2008	2007
Net loss for the year based on Canadian GAAP	$(9,375)	$(14,319)	$(28,068)
Stock-based compensation (i)	151	88	—
Net loss for the year based on US GAAP	$(9,224)	$(14,231)	$(28,068)

Basic and fully diluted comprehensive net loss per share based on US GAAP	$(2.49)	$(3.86)	$(7.64)
Weighted average number of shares used in calculating comprehensive net loss per share	3,697,740	3,683,226	3,671,916

	2009	2008	2007
Shareholders’ equity based on Canadian GAAP	$17,480	$25,483	$40,384
Stock-based compensation (i)	239	88	—
Shareholders’ equity based on US GAAP	$17,719	$25,571	$40,384

The condensed statements of operations and cash flows for the years ended December 31, under US GAAP, are as follows:

	2009	2008	2007
Revenues	$18,841	$39,340	$37,990
Cost of revenues	15,113	31,446	33,601
Operating expenses	23,364	23,334	36,866
Loss from operations	(19,636)	(15,440)	(32,477)
Net loss for the year	(9,224)	(14,231)	(28,068)

Cash used in operating activities	(11,085)	(6,758)	(28,416)
Cash provided by (used in) investing activities	(1,465)	13,017	37,987
Cash provided by (used in) financing activities	108	(118)	(48)

(i)                                     Under US GAAP, stock-based compensation cost is based on the estimated number of instruments expected to vest, which are then re-estimated at reporting dates to the extent that subsequent information indicates the actual number of instruments expected to vest is likely to differ from previous estimates. Under Canadian GAAP, forfeitures of stock-based compensation awards, DSUs and RSUs can be accounted for in the period in which the forfeiture occurs.

Hydrogenics Corporation

Notes to Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

A reconciliation of additional disclosures to conform with US GAAP is as follows:

Consolidated statements of cash flows

The consolidated statements of cash flows have been prepared in accordance with International Accounting Standard 7, “Cash flow statements.”  As a result, a reconciliation to US GAAP is not required.

Revenue

Sales taxes collected are excluded from revenue.

Stock-based compensation

The Corporation adopted the provisions of ASC 718 “Compensation - Stock Compensation” for US GAAP effective January 1, 2006.  No income tax benefit is recorded in the consolidated statements of operations for these costs.

The total intrinsic value of options exercised during the year ended December 31, 2009, 2008 and 2007 was approximately $27, $5, and $nil, respectively.  As of December 31, 2009, there was approximately $323 (December 31, 2008 - $325) of unrecognized compensation cost related to stock option awards that is expected to be recognized as expense over a weighted average period of 2.8 years (2008 - 2.6 years).  The total fair value of stock options that vested during the years ended December 31, 2009, 2008 and 2007, was approximately $495, $1,329, and $1,502, respectively.

The total intrinsic value of options outstanding as at December 31, 2009 was $nil (December 31, 2008 - $25).  The total intrinsic value of options exercisable as at December 31, 2009 was $nil (December 31, 2008 - $25).  The total number of options fully vested as at December 31, 2009 and expected to vest beyond December 31, 2009 was 238,287 (December 31, 2008 — 220,672).  The total intrinsic value of these options was $nil at December 31, 2009 ($25 - December 31, 2008) with a weighted average contractual term of 6.5 years (2008 - 6.2 years) and a weighted average exercise price of $66.07 (2008 - $91.00).  The weighted average contractual term of the options exercisable is 4.8 years (2008 - 5.0 years).

The Corporation’s estimate of an expected option term is based on the exercise behaviour of its employees.  The estimated stock price volatility was derived based on the Corporation’s actual historical stock prices over the past four years, which represents the Corporation’s best estimate of expected volatility.  The risk free interest rate for periods within the contractual life of the award is based on the interest rates of government bonds with similar contractual lives.

DSUs granted to non-employee directors during 2009, 2008, and 2007 are valued using the Black-Scholes option pricing model with assumptions materially consistent with those used to value stock options.  In 2009, 2008 and 2007, 17,883, 13,470, and 13,417, DSUs were granted.  In 2009, 5,517 DSUs were exercised (2008 - 738).

Income taxes

The components of loss before income taxes for the years ended December 31, 2009, 2008 and 2007 are as follows:

Loss before income taxes:

	2009	2008	2007
Canada	$(15,231)	$(14,471)	$(24,834)
Foreign	(4,364)	268	(3,212)
Total	$(19,595)	$(14,203)	$(28,046)

Hydrogenics Corporation

Notes to Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

The significant components of the income tax benefit for the years ended December 31, 2009, 2008 and 2007 are as follows:

	2009	2008	2007
Current taxes:
Canadian	$17	$—	$—
Proceeds from APIF transaction (note 2)	(10,464)	—	—
Foreign	76	116	22
	$(10,371)	$116	$22

	2009	2007	2006
Future income taxes:
Canadian	$—	$—	$—
Foreign	—	—	—
	$—	$—	$—

At December 31, 2009, the Corporation adopted the provisions of ASC 740 - Income Taxes, on January 1, 2007.  The Corporation does not have any uncertain tax filing positions.  As a result, the Corporation has included all of its tax benefits in its disclosure of future income tax assets.  There are no significant changes to this assessment of uncertain tax filing positions anticipated within the next 12 months.

The Corporation recognizes accrued interest and penalties related to unrecognized tax benefits as a component of income tax expense.  This accounting policy did not change as a result of the adoption of FIN 48.  During the year ended December 31, 2009, the Corporation recognized $nil in interest and penalties (2008 - $nil, 2007 - $nil).  The Corporation had $nil of interest and penalties accrued at December 31, 2009 (December 31, 2008 - $nil, December 31, 2007 - $nil).

The Corporation files income tax returns in the Canadian federal jurisdiction and various provincial and foreign jurisdictions. In the normal course of business, the Corporation is subject to examination by taxing authorities. Open tax years in Canada range from 2004 to 2009.  Open tax years in foreign jurisdictions range from  2005  to 2009.  However, upon examination in subsequent years, if net operating loss carry forwards and tax credit carry forwards are utilized, the Canadian and foreign jurisdictions can reduce net operating loss carry forwards and tax credit carry forwards utilized in the year being examined if they do not agree with the carry forward amount.  As of December 31, 2009, the Corporation was not under audit in Canada or non-Canadian taxing jurisdiction.

Note 21. Subsequent events

On January 14, 2010 the Corporation issued units in a registered direct offering with two institutional investors, resulting in gross proceeds of $5,000 before placement agent’s fees and other offering expenses. Under the terms of the transaction, Hydrogenics sold 12,500,000 units for $0.40 per unit (500,000 and $10.00 respectively on a post consolidated basis). The units consisted of 12,500,000 shares (500,000 on a post consolidated basis) of the Corporation and  warrants for the purchase of one common share for each common share purchased; 5,983,886 (239,356 on a post consolidated basis) of these warrants are exercisable at any time until January 14, 2015, at an exercise price of $0.52 per common share ($13.00 on a post consolidated basis). The remaining 6,516,114 warrants (260,646 on a post consolidated basis) are exercisable for a period of five years beginning July 12, 2010, at an exercise price of $0.52 per common share. Each of the warrants contains protection as to the exercise price but not the number of shares issuable thereunder and conditions subject to Shareholder approval.

Hydrogenics Corporation

Notes to Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

Subsequent to year end, the Corporation completed the second tranche of the transaction (the “Transaction”) with Algonquin Power Income Fund (note 2).   An additional $0.4 million was received by the Corporation on February 23, 2010.

On February 25, 2010, Alpha Capital Anstalt (“Alpha”) filed suit against the Corporation and two of its’ Officers in the Supreme Court of the State of New York (County of New York) regarding the Company’s proposed share consolidation, which was announced on February 8, 2010. The Corporation issued common shares and warrants to Alpha and another institutional investor in a registered direct offering (the “Offering”) completed on January 14, 2010. The terms of the Offering were set out in a securities purchase agreement (the “Purchase Agreement”) dated as of January 11, 2010 between the Corporation, Alpha and the other institutional investor. Under the terms of the Offering, Alpha and the other institutional investor each paid $2,500 for 6,250,000 common shares (250,000 on a post-consolidated basis), 2,991,943 series A warrants (119,678 on a post-consolidated basis) and 3,258,057 series B warrants (130,323 on a post consolidated basis) of the Company. In its complaint, Alpha alleges that the Corporation’s proposed share consolidation triggers a put right pursuant to the terms of the warrants and gives rise to breach of contract, negligent misrepresentation and fraud claims. Alpha is seeking damages of at least $2,000 plus interest, costs and fees with respect to the alleged put right and damages of at least $1,375 plus interest, costs and fees with respect to the alleged breach of contract, negligent misrepresentation and fraud claims. The Corporation believes that the claims are without merit and the Corporation will take such action as is advised to protect the Corporation’s interests. The Corporation has also received a letter from the other institutional investor making similar allegations but no suit has been filed.

On February 8, 2010 the Corporation announced it would implement a share consolidation of its issued and outstanding common shares in order to comply with the Minimum Bid Price Rule of the NASDAQ. The consolidation was effective as of March 12, 2010 and was implemented with a ratio of one post-consolidation share for every 25 pre-consolidation shares. The consolidation reduced the number of shares outstanding from approximately 105,049,666 to approximately 4,201,987.  The Corporation has amended the disclosures in the consolidated financial statements to reflect the share consolidation as if it had occurred on December 31, 2006.

ITEM 19.       EXHIBITS

Number	Description

1.1*

Articles of Incorporation (incorporated by reference from Exhibit 99.2 to Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on October 27, 2009)

1.2*

Articles of Arrangement (incorporated by reference from Exhibit 99.4 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on October 27, 2009)

1.3*

Certificate of Arrangement (incorporated by reference from Exhibit 99.5 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on October 27, 2009)

1.4*

Articles of Amendment to the Company’s Articles of Incorporation (incorporated by reference from Exhibit 99.3 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on March 9, 2010)

1.5*

By-law No. 1 (incorporated by reference from Exhibit 99.3 to Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on October 27, 2009)

1.6	Amendment to By-law No. 1

2.1	Form of share certificate

2.2*

Warrant agreement dated as of January 14, 2010 between the Company and Mellon Investor Services LLC (including form of warrants) (incorporated by reference from Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on January 14, 2010)

4.1*

Stock Option Plan dated June 22, 2009 (incorporated by reference from Exhibit 4.1 to Old Hydrogenics’ Annual Report on Form 20-F, File No. 000-31815, filed with the Securities and Exchange Commission on June 30, 2009)

4.2*

Restricted Share Unit Plan dated June 22, 2009 (incorporated by reference from Exhibit 4.2 to Old Hydrogenics’ Annual Report on Form 20-F, File No. 000-31815, filed with the Securities and Exchange Commission on June 30, 2009)

4.3*

Deferred Share Unit Plan dated June 22, 2009 (incorporated by reference from Exhibit 4.3 to Old Hydrogenics’ Annual Report on Form 20-F, File No. 000-31815, filed with the Securities and Exchange Commission on June 30, 2009)

4.4*

Lease, dated June 23, 2000 (as amended by a Lease Extension Agreement dated February 10, 2005), by and between Orlando Corporation and Hydrogenics (incorporated by reference from Exhibit 4.4 to Old Hydrogenics’ Annual Report on Form 20-F, File No. 000-31815, filed with the Securities and Exchange Commission on June 30, 2009)

4.5*

Support Agreement dated June 11, 2009, among the Company, Old Hydrogenics, and the Trustees of Algonquin Power Income Fund (incorporated by reference from Exhibit 99.2 to Amendment No. 1 to Old Hydrogenics’ Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on August 17, 2009)**

4.6*

Expense Reimbursement Agreement dated June 11, 2009, among Algonquin Power Management Inc., the Company and Old Hydrogenics (incorporated by reference from Exhibit 99.3 to Old Hydrogenics’ Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on June 16, 2009)

4.7*

APMI Guarantee dated June 11, 2009, among Algonquin Power Management Inc., the Company and Old Hydrogenics (incorporated by reference from Exhibit 99.4 to Old Hydrogenics’ Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on June 16, 2009)

4.8*

Algonquin Power Guarantee dated June 11, 2009, among Algonquin Power Income Fund, Algonquin Power Management Inc., the Company and Old Hydrogenics (incorporated by reference from Exhibit 99.5 to Old Hydrogenics’ Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on June 16, 2009)

4.9*

Divestiture Agreement dated October 27, 2009, among the Company, Old Hydrogenics, Stuart Energy Systems Corporation and Hydrogenics Test Systems Inc. (incorporated by reference from Exhibit 99.8 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on October 27, 2009)

4.10*

Indemnity Agreement dated October 27, 2009, between the Company and Algonquin Power & Utilities Corp. (incorporated by reference from Exhibit 99.7 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on October 27, 2009)

4.12*

Securities Purchase Agreement dated January 11, 2010, among the Company, Iroquois Master Fund Ltd. and Alpha Capital Anstalt (incorporated by reference from Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on January 12, 2010)

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

*    Previously filed.

**   Portions of this exhibit have been omitted pursuant to a request for confidential treatment.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

HYDROGENICS CORPORATION

Dated: March 26, 2010	By:	/s/ Lawrence Davis
		Name:	Lawrence Davis
		Title:	Chief Financial Officer

HYDROGENICS CORPORATION

INDEX TO EXHIBITS

Number	Description
1.1*

Articles of Incorporation (incorporated by reference from Exhibit 99.2 to Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on October 27, 2009)

1.2*

Articles of Arrangement (incorporated by reference from Exhibit 99.4 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on October 27, 2009)

1.3*

Certificate of Arrangement (incorporated by reference from Exhibit 99.5 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on October 27, 2009)

1.4*

Articles of Amendment to the Company’s Articles of Incorporation (incorporated by reference from Exhibit 99.3 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on March 9, 2010)

1.5*

By-law No. 1 (incorporated by reference from Exhibit 99.3 to Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on October 27, 2009)

1.6	Amendment to By-law No. 1

2.1	Form of share certificate

2.2*

Warrant agreement dated as of January 14, 2010 between the Company and Mellon Investor Services LLC (including form of warrants) (incorporated by reference from Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on January 14, 2010)

4.1*

Stock Option Plan dated June 22, 2009 (incorporated by reference from Exhibit 4.1 to Old Hydrogenics’ Annual Report on Form 20-F, File No. 000-31815, filed with the Securities and Exchange Commission on June 30, 2009)

4.2*

Restricted Share Unit Plan dated June 22, 2009 (incorporated by reference from Exhibit 4.2 to Old Hydrogenics’ Annual Report on Form 20-F, File No. 000-31815, filed with the Securities and Exchange Commission on June 30, 2009)

4.3*

Deferred Share Unit Plan dated June 22, 2009 (incorporated by reference from Exhibit 4.3 to Old Hydrogenics’ Annual Report on Form 20-F, File No. 000-31815, filed with the Securities and Exchange Commission on June 30, 2009)

4.4*

Lease, dated June 23, 2000 (as amended by a Lease Extension Agreement dated February 10, 2005), by and between Orlando Corporation and Hydrogenics (incorporated by reference from Exhibit 4.4 to Old Hydrogenics’ Annual Report on Form 20-F, File No. 000-31815, filed with the Securities and Exchange Commission on June 30, 2009)

4.5*

Support Agreement dated June 11, 2009, among the Company, Old Hydrogenics, and the Trustees of Algonquin Power Income Fund (incorporated by reference from Exhibit 99.2 to Amendment No. 1 to Old Hydrogenics’ Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on August 17, 2009)**

4.6*

Expense Reimbursement Agreement dated June 11, 2009, among Algonquin Power Management Inc., the Company and Old Hydrogenics (incorporated by reference from Exhibit 99.3 to Old Hydrogenics’ Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on June 16, 2009)

4.7*

APMI Guarantee dated June 11, 2009, among Algonquin Power Management Inc., the Company and Old Hydrogenics (incorporated by reference from Exhibit 99.4 to Old Hydrogenics’ Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on June 16, 2009)

4.8*

Algonquin Power Guarantee dated June 11, 2009, among Algonquin Power Income Fund, Algonquin Power Management Inc., the Company and Old Hydrogenics (incorporated by reference from Exhibit 99.5 to Old Hydrogenics’ Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on June 16, 2009)

4.9*

Divestiture Agreement dated October 27, 2009, among the Company, Old Hydrogenics, Stuart Energy Systems Corporation and Hydrogenics Test Systems Inc. (incorporated by reference from Exhibit 99.8 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on October 27, 2009)

4.10*

Indemnity Agreement dated October 27, 2009, between the Company and Algonquin Power & Utilities Corp. (incorporated by reference from Exhibit 99.7 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on October 27, 2009)

4.12*

Securities Purchase Agreement dated January 11, 2010, among the Company, Iroquois Master Fund Ltd. and Alpha Capital Anstalt (incorporated by reference from Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on January 12, 2010)

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

*    Previously filed.

**   Portions of this exhibit have been omitted pursuant to a request for confidential treatment.