Form 20-F/A
period 2009-12-31
HYDROGENICS CORP
filed 2010-11-18
CIK 1119985

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A

 (AMENDMENT NO. 1)

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

220 Admiral Boulevard Mississauga, Ontario Canada L5T 2N6 (905) 361-3660
(Address of principal executive office)

Lawrence Davis, Chief Financial Officer 220 Admiral Boulevard Mississauga, Ontario Canada L5T 2N6 (905) 361-3660 Fax (905) 361-3626
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

EXPLANATORY NOTE

Hydrogenics Corporation (the “Registrant” or the “Company”) filed its Annual Report on Form 20-F for the year ended December 31, 2009 (the “Annual Report”) with the U.S. Securities and Exchange Commission on March 26, 2010.

This Amendment No. 1 to the Annual Report (the "Amendment") is filed to revise (1) "Item 15. Controls and Procedures" of the Annual Report to conform the definitions of disclosure controls and procedures and internal control over financial reporting , correct a typographical error in “Evaluation of Internal Controls”, and  state that the Company’s disclosure controls and procedures  are effective at the reasonable assurance level; and (2) "Item 19. Exhibits" of the Annual Report to add items 4.13 through 4.18 which are incorporated by reference as well as Exhibits 12.1 and 12.2 which contain the required certifications of the Chief Executive Officer and Chief Financial Officer of the Registrant.

This Amendment consists of a cover page, this Explanatory Note, Item 15, Item 19 and the signature page, and Exhibits 12.1 and 12.2.

Other than as expressly set forth herein, this Amendment does not, and does not purport to, amend or restate any other information contained in the Annual Report nor does this Amendment reflect any events that have occurred after the Annual Report was filed.

ITEM 15.       CONTROLS AND PROCEDURES

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

As of the end of the period covered by this Annual Report on Form 20-F, an evaluation was carried out by our management, under the supervision, and with the participation, of our Chief Executive Officer (the “CEO”) and Chief Financial Officer (the “CFO”), of the effectiveness of our disclosure controls and procedures. Based on that evaluation, the CEO and CFO concluded that such disclosure controls and procedures were effective.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2009, based on the criteria set forth in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on this assessment, management believes that, as at December 31, 2009, the Company’s internal control over financial reporting is effective. Also, management determined that there were no material weaknesses in the Company’s internal control over financial reporting as at December 31, 2009.

LIMITATIONS OF CONTROLS AND PROCEDURES

Our management, including our CEO and CFO, believe that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within us have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Our management hereby confirms that our disclosure controls and procedures are effective at the reasonable assurance level.

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

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this amendment to its annual report on its behalf.

HYDROGENICS CORPORATION

Dated: November 18, 2010	By:	/s/ Lawrence Davis
		Name:	Lawrence Davis
		Title:	Chief Financial Officer

HYDROGENICS CORPORATION

INDEX TO EXHIBITS

Number	Description
4.13*
Corporate Alliance Agreement between General Motors Corporation and the Company, dated October 16, 2001. (Incorporated by reference from Exhibit 4.27 to Old Hydrogenics’ Annual Report on Form 20-F, filed with the Securities and Exchange Commission on June 26, 2002.)

4.14*
Master Intellectual Property Agreement between General Motors Corporation and the Company, dated October 16, 2001. (Incorporated by reference from Exhibit 4.28 to Old Hydrogenics’ Annual Report on Form 20-F, filed with the Securities and Exchange Commission on June 26, 2002.)

4.15*
Governance Agreement between General Motors Corporation and the Company, dated October 16, 2001. (Incorporated by reference from Exhibit 2 to the Schedule 13D of General Motors Corporation, filed with the Securities and Exchange Commission on October 25, 2001.)

4.16*
Share Subscription Agreement between General Motors Corporation and the Company, dated October 16, 2001. (Incorporated by reference from Exhibit 1 to the Schedule 13D of General Motors Corporation, filed with the Securities and Exchange Commission on October 25, 2001.)

4.17*
Escrow Agreement between General Motors Corporation and the Company, dated October 16, 2001. (Incorporated by reference from Exhibit 4  to the Schedule 13D of General Motors Corporation, filed with the Securities and Exchange Commission on October 25, 2001.)

4.18*
Registration Rights Agreement between General Motors Corporation and the Company,dated October 16, 2001. (Incorporated by reference from Exhibit 3 to the Schedule 13D of General Motors Corporation , filed with the Securities and Exchange Commission on October 25, 2001.)

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

__________
*    Previously filed.