Form 20-F
period 2010-12-31
HYDROGENICS CORP
filed 2011-03-29
CIK 1119985

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F
(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

At December 31, 2010, 5,488,630 common shares were issued and outstanding

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐	No ☒

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

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ☒	No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued ☐ by the International Accounting Standards Board	Other ☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐	Item 18 ☒

 If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐	No ☒

Page i

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

In this Form 20-F, unless the context otherwise requires, the terms “Hydrogenics,” “Company,” “Corporation,” “we,” “us” and “our” refer to Hydrogenics Corporation, the Registrant, and its consolidated subsidiaries and, where the context requires, includes our predecessor (“Old Hydrogenics”) and its consolidated subsidiaries prior to October 27, 2009.  References to “common shares” or “Shares” herein refer to common shares of Hydrogenics.

Unless otherwise indicated, all references in this document to our securities have, where necessary, been adjusted to reflect the share consolidation effected on March 12, 2010, which resulted in one post-consolidation common share for every twenty-five pre-consolidation common shares.

FORWARD-LOOKING STATEMENTS

This Form 20-F contains “forward-looking information”, within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as “forward-looking statements”). Forward-looking statements can be identified by the use of words, such as “plans,” “expects,” “is expected,” “budget,” “scheduled,” “estimates,” “forecasts”, “intends,” “anticipates,” “believes” or variations of such words and phrases or state that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved. These Forward-looking statements relate to, among other things, our future results, levels of activity, performance, goals or achievements or other future events. These forward-looking statements are based on current expectations and various assumptions and analyses made by us in light of our experience and our perceptions of historical trends, current conditions and expected future developments and other factors that we believe are appropriate in the circumstances. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in our forward-looking statements.

These risks, uncertainties and factors include, but are not limited to: our inability to increase our revenues or raise additional funding to continue operations, execute our business plan, or to grow our business; inability to address a slow return to economic growth, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; our inability to implement our business strategy; fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; our failure to maintain sufficient insurance coverage; changes in the value of our goodwill; failure of a significant market to develop for our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; failure of uniform codes and standards for hydrogen fuelled vehicles and related infrastructure to develop; liability for environmental damages resulting from our research, development or manufacturing operations; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage the expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; our inability to integrate acquisitions; our failure to develop adequate manufacturing processes and capabilities; our failure to complete the development of commercially viable products; our failure to produce cost-competitive products; our failure or delay in field testing of our products; our failure to produce products free of defects or errors; our inability to adapt to technological advances or new codes and standards; our failure to protect our intellectual property; our involvement in intellectual property litigation; our exposure to product liability claims; our failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; dilution as a result of significant issuances of our common shares and preferred shares; the inability of US investors to enforce US civil liability judgments against us; volatility of our common share price; and dilution as a result of the exercise of options.  These risk factors and others are discussed in more detail herein, including under “Item 3. Key Information — Risk Factors,” “Item 4. Information on the Company,” “Item 5. Operating and Financial Review and Prospects

These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset writedowns or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

We believe that the expectations represented by our forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s fiscal 2011 financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained herein are made as of the date of this Form 20-F, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.

PART I

ITEM 1.             IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.             OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.             KEY INFORMATION

SELECTED FINANCIAL DATA

All financial data presented in this Form 20-F with respect to the years ended December 31, 2010, 2009 and 2008 are qualified in their entirety by reference to the relevant information in the consolidated financial statements and their notes.

HYDROGENICS CORPORATION
BALANCE SHEETS DATA
(Thousands of U.S. dollars, except
  for share and per share amounts)

	2010	2009	2008	2007	2006
ASSETS
Current Assets
Cash and cash equivalents	$7,881	$9,159	$21,601	$15,460	$5,937
Restricted cash	883	1,603	1,130	–	–
Short-term investments	–	–	–	15,032	54,350
Accounts receivable	5,603	3,685	3,974	12,713	9,740
Grants receivable	572	490	505	850	1,901
Inventories	8,376	11,746	10,101	12,659	12,718
Prepaid expenses	762	1,270	1,161	1,077	1,539
	24,077	27,953	38,472	57,791	86,185
Restricted cash	225	240	–	–	–
Property, plant and equipment	1,871	2,889	4,082	4,847	5,435
Intangible assets	200	280	–	249	500
Goodwill	5,100	5,446	5,025	5,025	5,025
Other non-current assets	–	–	–	28	28
	$31,473	$36,808	$47,579	$67,940	$97,173

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$10,096	$14,782	$17,298	$18,166	$21,380
Unearned revenue	3,751	4,546	4,785	9,042	8,809
	13,847	19,328	22,083	27,208	30,189
Long-term debt	–	–	–	11	94
Deferred research and development grants	–	–	13	337	133
	13,847	19,328	22,096	27,556	30,416
Shareholders’ Equity
Common shares	316,167	307,038	307,000	306,872	307,376
Contributed surplus	16,992	16,713	16,300	15,606	13,718
Deficit	-309,352	-300,795	-291,420	-277,101	-249,033
Accumulated other comprehensive loss	-6,181	-5,476	-6,397	-4,993	-5,304
Total deficit and accumulated other comprehensive loss	-315,533	-306,271	-297,817	-282,094	-254,337
	17,626	17,480	25,483	40,384	66,757
	$31,473	$36,808	$47,579	$67,940	$97,173
Weighted average number of shares*	4,689,504	3,697,740	3,683,22	3,671,916	3,672,642

*	Weighted average number of shares is presented post-consolidation.

HYDROGENICS CORPORATION
STATEMENTS OF INCOME DATA
(Thousands of U.S. dollars, except
 for share and per share amounts)

	2010	2009	2008	2007	2006
Revenues	$20,930	$18,841	$39,340	$37,990	$30,059
Cost of revenues	15,504	15,113	31,446	33,601	29,360
	5,426	3,728	7,894	4,389	699
Operating expenses
Selling, general and administrative	10,228	16,995	15,022	24,006	27,891
Research and product development	3,445	5,219	7,296	9,690	9,379
Windup of test equipment business	–	–	–	2,016	–
Impairment of property, plant and equipment	–	317	–	–	–
Amortization of property, plant and equipment	690	864	855	903	1,285
Amortization of intangible assets	96	120	249	251	7,139
Integration costs	–	–	–	–	–
Impairment of intangible assets and goodwill	–	–	–	–	90,834
	14,459	23,515	23,422	36,866	136,528

Loss from operations	(9,033)	(19,787)	(15,528)	(32,477)	(135,829)
Other income (expenses)
Litigation settlements	437	–	44	–	477
Loss on disposal of property, plant and equipment	(93)	(14)	–	(308)	–
Provincial capital tax	(9)	(154)	(170)	(127)	(42)
Interest, net	35	169	923	2,249	3,551
Foreign currency gains	109	40	188	2,617	904
	479	41	1,325	4,431	4,890
Loss before income taxes	(8,554)	(19,746)	(14,203)	(28,046)	(130,939)
Current income tax expense (recovery)	3	(10,371)	116	(22)	(180)
Net loss for the year	$(8,557)	$(9,375)	$(14,319)	$(28,068)	$(130,759)

Net loss per share / Net loss from continuing operations per share
Basic and diluted	$(1.82)	$(2.54)	$(3.89)	$(7.64)	$(35.60)
Shares used in calculating basic and diluted net loss per share	4,689,504	3,697,740	3,683,226	3,671,916	3,672,642

Note:

(1)       We have never declared or paid any cash dividends on our common shares.
(2)
The current income tax expense (recovery) in 2009 includes $10,464 of proceeds received from the APIF Transaction (which is defined below under “Item 4. Information on the Company”). This amount will not reccur in future years.

The financial information in this Form 20-F has been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  Certain financial information under US Generally accepted accounting principles (“US GAAP) is as follows:

(Thousands of U.S. dollars, except for share and per share amounts)	2010	2009	2008	2007	2006
Revenues	20,930	18,841	39,340	37,990	30,059
Loss from operations before taxes	(9,011)	(19,636)	(15,440)	(32,477)	(120,058)
Loss from continuing operations before taxes	(9,011)	(19,636)	(15,440)	(32,477)	(120,058)
Net loss for the year	(6,846)	(9,224)	(14,231)	(28,068)	(114,988)
Total assets	31,473	36,387	47,579	67,940	$97,173
Net assets	17,626	17,480	25,483	40,384	66,757
Shareholders’ Equity	17,626	17,480	25,483	40,384	66,757
Basic and fully diluted comprehensive net loss per share	$(1.46)	$(2.49)	$(3.86)	$(7.64)	$(31.30)
Weighted average number of shares used in calculating loss per share	4,689,504	3,697,740	3,683,226	3,671,916	3,672,642

For a discussion of the material differences between Canadian GAAP and U.S. GAAP as they relate to our consolidated financial statements and a reconciliation of certain additional financial information, see “Note 23. – Differences Between Canadian and United States Accounting Principles” to our consolidated financial statements, which can be found on page F-30 of this form, and is incorporated by reference herein.

CAPITALIZATION AND INDEBTEDNESS

Not applicable.

REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

RISK FACTORS

Risk Factors Related to Our Financial Condition

If we are unsuccessful in increasing our revenues and raising additional funding, we may possibly cease to continue as we currently do.

While our consolidated financial statements for the year ended December 31, 2010 have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations, our ability to continue as a going concern is dependent on the successful execution of the Corporation’s business plan. This plan includes an increase in revenue and additional funding to be provided by potential investors as well as non-traditional sources of financing. We have disclosed in our consolidated financial statements for the year ended December 31, 2010 that there are material uncertainties casting substantial doubt on our ability to continue as a going concern. In addition, the report of our independent auditors in respect of the 2010 fiscal year contains an explanatory paragraph regarding our ability to continue as a going concern.

We have sustained losses and negative cash flows from operations since our inception. We expect this will continue throughout 2011. If we do not raise enough additional capital during 2011, we may not generate sufficient cash flow to fund our obligations as they come due.

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

We filed a final short form base shelf prospectus with certain Canadian securities regulatory authorities on January 4, 2010 and a corresponding registration statement on Form F-3, which was declared effective by the US Securities and Exchange Commission on December 31, 2009, to enhance our ability to access capital markets.  Pursuant to the Form F-3, we may offer up to $16 million of debt, equity or other securities over a 25-month period from December 31, 2009, provided we do not issue securities with a value exceeding one-third of our public float (i.e., the aggregate fair value of our outstanding common shares held by non-affiliates) in any 12-month period.  On January 14, 2010, we issued common shares and warrants with a value of $11.5 million to two institutional investors in a registered direct offering pursuant to the Form F-3.  As a result, we cannot issue more than $4.5 million of additional securities pursuant to our existing shelf prospectus.

In addition, there are other limits on our ability to issue securities to raise additional funding. The Nasdaq generally requires an issuer to obtain shareholder approval prior to the issuance of common shares or securities convertible into or exercisable for common shares, other than in a public offering, equal to 20% or more of the common shares outstanding prior to such issuance in one or an integrated series of offerings if such securities are issued at a price below fair value. The Nasdaq generally does not consider offerings such as our January 2010 registered direct offering to qualify as a public offering.  Accordingly, we may be required to obtain shareholder approval for issuances in future registered direct offerings or private placements

There can be no assurances we will achieve profitability or positive cash flows or be able to obtain additional funding or that, if obtained, they will be sufficient, or whether any other initiatives will be successful, such that we may continue as a going concern. There are material uncertainties related to certain adverse conditions and events that cast significant doubt on our ability to remain a going concern.

Our inability to generate sufficient cash flows, raise additional capital and actively manage our liquidity may impair our ability to execute our business plan, and result in our reducing or eliminating product development and commercialization efforts, reducing our sales and marketing efforts, and having to forego attractive business opportunities.

At December 31, 2010, we had approximately $9.0 million of cash and cash equivalents and restricted cash (2009 - $11.0 million). Restricted cash of $1.1 million is held as partial security for standby letters of credit and letters of finance. There are uncertainties related to the timing and use of our cash resources and working capital requirements. These uncertainties include, among other things, the timing and volume of commercial sales and associated gross margins of our existing products and the development of markets for, and customer acceptance of, new products. Due to these and other factors, many of which are outside of our control, we may not be able to accurately predict our necessary cash expenditures or obtain financing in a timely manner to cover any shortfalls.

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

A slow return to economic growth could continue to have a negative impact on our business, results of operations and consolidated financial condition, or our ability to accurately forecast our results, and it may cause a number of the risks that we currently face to increase in likelihood, magnitude and duration.

Macro-level changes in the global economy began to affect our business in the fourth quarter of 2008. Operationally, we experienced a delay in closing orders. Financially, we experienced more challenging conditions as a result of weaker capital markets worldwide and anticipate these conditions may adversely alter our ability to raise capital on favourable terms and could change the terms of our credit facility.

The condition of the current global economy and credit markets affects our outlook in three distinct ways. First, our products depend, to some degree, on general world economic conditions and activity. If the current condition of the economy results in a  continued slow return to economic growth, demand for our products is not likely to increase significantly. Second, the current economic climate could adversely affect our ability to conduct normal day-to-day selling activities, which depend on the granting of short-term credit to a wide variety of purchasers and particularly the corresponding need of those purchasers. Third, those purchasers have a corresponding need to finance purchases by accessing their own lines of credit. If the current condition of the economy does not continue to improve, our business will likely be adversely impacted.

With a sustained period of slow economic growth, we expect we will continue to experience significant difficulties on a number of fronts. As a result, we may face new risks as yet unidentified and a number of risks that we ordinarily face and that are further described herein may increase in likelihood, magnitude and duration. These risks include but are not limited to deferrals or reductions of customer orders, potential deterioration of our customers’ ability to finance purchases, reduced revenue, further deterioration in our cash balances and liquidity due to foreign exchange impacts, and an inability to access capital markets.

Our mix of revenues in the recent past does not reflect our current business strategy, it may be difficult to assess our business and future prospects.

We commenced operation of our fuel cell test business in 1996. Since November 7, 2007, we have been engaged principally in the research and product development and manufacture of fuel cell systems and subsystems and hydrogen generation systems. For the year ended December 31, 2010, we derived $15.9 million or 76% of revenues from our sales of hydrogen generation products and services and $5.0 million, or 24%, of our revenues from sales of power products and services. For the year ended December 31, 2009, we derived $12.3 million, or 65%, of revenues from our sales of hydrogen generation products and services, and $6.5 million, or 35%, of our revenues from sales of power products and services. For the year ended December 31, 2008, we derived $31.2 million, or 79%, of revenues from our sales of hydrogen generation products and services, $5.6 million, or 15%, of our revenues from sales of power products and services, and $2.5 million, or 6%, of our revenues from sales of fuel cell test equipment and services. On November 7, 2007, we announced our decision to commence an orderly windup of our fuel cell test products design, development and manufacturing business, which is anticipated to be completed in 2011. Our current business strategy is to develop, manufacture and sell fuel cell power products in larger quantities. In addition, following our acquisition of Stuart Energy in January 2005, a significant part of our business now relates to hydrogen generation products. Because we have made limited sales of fuel cell power products to date and have added a new revenue stream with our hydrogen generation business, our historical operating data may be of limited value in evaluating our future prospects.

Because we expect to continue to incur net losses, we may not be able to implement our business strategy and the price of our common shares may decline.

We have not generated positive net income since our inception. Our current business strategy is to develop a portfolio of hydrogen and fuel cell products with market leadership positions for each product. In so doing, we will continue to incur significant expenditures for general administrative activities, including sales and marketing and research and development. As a result of these costs, we will need to generate and sustain significantly higher revenues and positive gross margins to achieve and sustain profitability. We incurred a net loss for the year ended December 31, 2010 of $8.6 million, a net loss of $9.4 million for the year ended December 31, 2009, and a net loss of $14.3 million for the year ended December 31, 2008. Our accumulated deficit as at December 31, 2010 was $309.4 million, at December 31, 2009 it was $301.0 million, and at December 31, 2008 it was $291.4 million.

We expect to incur significant operating expenses over the next several years. As a result, we expect to incur further losses in 2011, and we may never achieve profitability. Accordingly, we may not be able to implement our business strategy and the price of our common shares may decline.

Our quarterly operating results are likely to fluctuate significantly and may fail to meet the expectations of securities analysts and investors and may cause the price of our common shares to decline.

Our quarterly revenues and operating results have varied significantly in the past and are likely to vary in the future. These quarterly fluctuations in our operating performance result from the length of time between our first contact with a customer and the recognition of revenue from sales to that customer. Our products are highly engineered and many are still in development stages; therefore, the length of time between approaching a customer and delivering our products to that customer can span many quarterly periods. In many cases a customer’s decision to buy our products and services may require the customer to change its established business practices and to conduct its business in new ways. As a result, we must educate customers on the use and benefits of our products and services. This can require us to commit significant time and resources without necessarily generating any revenues. Many potential customers may wish to enter into trial arrangements with us in order to use our products and services on a trial basis. The success of these trials may determine whether or not the potential customer purchases our products or services on a commercial basis. Potential customers may also need to obtain approval at a number of management levels and one or more regulatory approvals. This may delay a decision to purchase our products.

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

To date, a relatively limited number of customers have accounted for a majority of our revenues and we expect they will continue to do so for the foreseeable future. Our four largest customers accounted for 40% of revenues for the year ended December 31, 2010, (27% of revenues for the year ended December 31, 2009, and 35% of our revenues for the year ended December 31, 2008). The identities of some of our largest customers have changed from year to year. Our arrangements with these customers are generally non-exclusive, have no volume commitments and are often on a purchase order basis. We cannot be certain customers who have accounted for significant revenue in past periods will continue to purchase our products and allow us to generate revenues. Accordingly, our revenue and results of operations may vary from period to period. We are also subject to credit risk associated with the concentration of our accounts receivable from these significant customers. If one or more of these significant customers were to cease doing business with us, significantly reduce or delay purchases from us, or fail to pay on a timely basis, our business, consolidated financial condition and results of operations could be materially adversely affected.

Our operating results may be subject to currency fluctuation.

Our monetary assets and liabilities denominated in currencies other than the US dollar will give rise to a foreign currency gain or loss reflected in earnings. To the extent the Canadian dollar or the euro strengthens against the US dollar, we may incur foreign exchange losses on our net consolidated monetary asset balance which is denominated in those currencies. Such losses would be included in our financial results and, consequently, may have an adverse effect on our share price.

As we currently have operations based in Canada and Europe, a significant portion of our expenses are in Canadian dollars and euros. However, a significant part of our revenues are currently generated in US dollars and euros, and we expect this will continue for the foreseeable future. In addition, we may be required to finance our European operations by exchanging Canadian dollars or US dollars into euros. The exchange rates between the Canadian dollar, the US dollar and the euro are subject to daily fluctuations in the currency markets and these fluctuations in market exchange rates are expected to continue in the future. Such fluctuations affect both our consolidated revenues as well as our consolidated costs. If the value of the US dollar weakens against the Canadian dollar or the euro, the profit margin on our products may be reduced. Also, changes in foreign exchange rates may affect the relative costs of operations and prices at which we and our foreign competitors sell products in the same market. We currently have limited currency hedging through financial instruments. We carry a portion of our short-term investments in Canadian dollars and euros.

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

Goodwill arising from our acquisition of Stuart Energy in 2005 comprises approximately 15.9% of our total assets as at December 31, 2010, 14.8% of our total assets as at December 31, 2009, and 10.6% of our total assets as at December 31, 2008. Economic, market, legal, regulatory, competitive, customer, contractual and other factors may affect the value of goodwill. If any of these factors impair the value of these assets, accounting rules require us to reduce their carrying value and recognize an impairment charge. This would reduce our reported assets and earnings in the year the impairment charge is recognized.

Risk Factors Related to Our Business and Industry

Significant markets for fuel cell and other hydrogen energy products may never develop or may develop more slowly than we anticipate, which would significantly harm our revenues and may cause us to be unable to recover the losses we have incurred and expect to incur in the development of our products.

Significant markets may never develop for fuel cell and other hydrogen energy products or they may develop more slowly than we anticipate. Any such delay or failure would significantly harm our revenues and we may be unable to recover the losses we have incurred and expect to continue to incur in the development of our products. If this were to occur, we may never achieve profitability and our business could fail. Fuel cell and other hydrogen energy products represent an emerging market, and whether or not end-users will want to use them may be affected by many factors, some of which are beyond our control, including: the emergence of more competitive technologies and products, including other environmentally clean technologies and products that could render our products obsolete; the future cost of hydrogen and other fuels used by our fuel cell products; the future cost of the membrane electrode assembly used in our fuel cell products; the future cost of platinum group metals, a key catalyst used in our fuel cell and hydrogen generation products; the regulatory requirements of agencies, including the development of uniform codes and standards for fuel cell products, hydrogen refuelling infrastructure and other hydrogen energy products; government support by way of legislation, tax incentives, policies or otherwise, of fuel cell technology, hydrogen storage technology and hydrogen refuelling technology; the manufacturing and supply costs for fuel cell components and systems; the perceptions of consumers regarding the safety of our products; the willingness of consumers to try new technologies; the continued development and improvement of existing power technologies; and the future cost of fuels used in existing technologies.

Hydrogen may not be readily available on a cost-effective basis, in which case our fuel cell products may be unable to compete with existing power sources and our revenues and results of operations would be materially adversely affected.

If our fuel cell product customers are not able to obtain hydrogen on a cost-effective basis, we may be unable to compete with existing power sources and our revenues and results of operations would be materially adversely affected. Our fuel cell products require oxygen and hydrogen to operate. While ambient air can typically supply the necessary oxygen, our fuel cells rely on hydrogen derived from water or from fuels such as natural gas, propane, methanol and other petroleum products. We manufacture and develop hydrogen generation systems called electrolyzers that use electricity to separate water into its constituent parts of hydrogen and oxygen. In addition, third parties are developing systems to extract, or reform, hydrogen from fossil fuels. Significant growth in the use of hydrogen powered devices, particularly in the mobile market, may require the development of an infrastructure to deliver the hydrogen. There is no guarantee that such an infrastructure will be developed on a timely basis or at all. Even if hydrogen is available for our products, if its price is such that electricity or power produced by our systems would cost more than electricity provided through other means, we may be unable to compete successfully.

Changes in government policies and regulations could hurt the market for our products.

The fuel cell and hydrogen industry is in its development phase and is not currently subject to industry specific government regulations in Canada, the European Union, the United States of America, as well as other jurisdictions, relating to matters such as design, storage, transportation and installation of fuel cell systems and hydrogen infrastructure products. However, given that the production of electrical energy has typically been an area of significant government regulation, we expect we will encounter industry specific government regulations in the future in the jurisdictions and markets in which we operate. For example, regulatory approvals or permits may be required for the design, installation and operation of stationary fuel cell systems under federal, state and provincial regulations governing electric utilities and mobile fuel cell systems under federal, state and provincial emissions regulations affecting automobile manufacturers. To the extent that there are delays in gaining such regulatory approval, our development and growth may be constrained. Furthermore, the inability of our potential customers to obtain a permit, or the inconvenience often associated with the permit process, could harm demand for fuel cell and other hydrogen products and, therefore, harm our business.

Our business will suffer if environmental policies change and no longer encourage the development and growth of clean power technologies. The interest by automobile manufacturers in fuel cell technology has been driven in part by environmental laws and regulations. There is no guarantee that these laws and regulations will not change and any such changes could result in automobile manufacturers abandoning their interest in fuel cell powered vehicles. In addition, if current laws and regulations are not kept in force, or if further environmental laws and regulations are not adopted, demand for vehicular fuel cells may be limited.

The market for stationary and portable energy related products is influenced by federal, state and provincial government regulations and policies concerning the electric utility industry. Changes in regulatory standards or public policy could deter further investment in the research and development of alternative energy sources, including fuel cells and fuel cell products, and could result in a significant reduction in the potential market demand for our products. We cannot predict how changing government regulation and policies regarding the electric utility industry will affect the market for stationary and portable fuel cell systems.

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

The development of uniform codes and standards for hydrogen powered vehicles and related hydrogen refuelling infrastructure may not develop in a timely fashion, if at all.

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

The development of hydrogen standards is being undertaken by numerous organizations. Given the number of organizations pursuing hydrogen codes and standards, it is not clear whether universally accepted codes and standards will occur in a timely fashion, if at all.

We could be liable for environmental damages resulting from our research, development or manufacturing operations.

Our business exposes us to the risk of harmful substances escaping into the environment, resulting in personal injury or loss of life, damage to or destruction of property, and natural resource damage.  Depending on the nature of the claim, our current insurance policies may not adequately reimburse us for costs incurred in settling environmental damage claims, and in some instances, we may not be reimbursed at all.  Our business is subject to numerous laws and regulations that govern environmental protection and human health and safety. These laws and regulations have changed frequently in the past and it is reasonable to expect additional more stringent changes in the future. Our operations may not comply with future laws and regulations and we may be required to make significant unanticipated capital and operating expenditures. If we fail to comply with applicable environmental laws and regulations, government authorities may seek to impose fines and penalties on us, or to revoke or deny the issuance or renewal of operating permits, and private parties may seek damages from us.  Under those circumstances, we might be required to curtail or cease operations, conduct site remediation or other corrective action, or pay substantial damage claims.

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

In the commercial production of fuel cell power products, we compete with a number of companies that currently have fuel cell and fuel cell system development programs. We expect that several of these competitors will be able to deliver competing products to certain markets before we do. While our strategy is the development of fuel cell and hydrogen generation technologies for sale to end-users, systems integrators, governments and market channel partners, many of our competitors are developing products specifically for use in particular markets. These competitors may be more successful in penetrating their specific markets than we are. In addition, an increase in the popularity of fuel cell power in particular market channels may cause certain of our customers to develop and produce some or all of the fuel cell technologies that we are developing.

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

Each of our target markets is currently served by manufacturers with existing customers and suppliers. These manufacturers use proven and widely accepted traditional technologies such as internal combustion engines and turbines, as well as coal, oil, gas and nuclear powered generators. Additionally, there are competitors working on developing technologies that use other types of fuel cells and other alternative power technologies, advanced batteries and hybrid battery/internal combustion engines, which may compete for our target customers. Given that PEM fuel cells have the potential to replace these existing power sources, competition in our target markets will also come from these traditional power technologies, from improvements to traditional power technologies and from new alternative power technologies, including other types of fuel cells.

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

Our strategy for the sale of fuel cell power products depends on developing partnerships with OEMs, governments, systems integrators, suppliers and other market channel partners who will incorporate our products into theirs.

Other than in a few specific markets, our strategy is to develop and manufacture products and systems for sale to OEMs, governments, systems integrators, suppliers and other market channel partners that have mature sales and distribution networks for their products. Our success may be heavily dependent on our ability to establish and maintain relationships with these partners who will integrate our fuel cell products into their products and on our ability to find partners who are willing to assume some of the research and development costs and risks associated with our technologies and products. Our performance may, as a result, depend on the success of other companies, and there are no assurances of their success. We can offer no guarantee that OEMs, governments, systems integrators, suppliers and other market channel partners will manufacture appropriate products or, if they do manufacture such products, that they will choose to use our products as components. The end products into which our fuel cell technology will be incorporated will be complex appliances comprising many components and any problems encountered by such third parties in designing, manufacturing or marketing their products, whether or not related to the incorporation of our fuel cell products, could delay sales of our products and adversely affect our financial results. Our ability to sell our products to the OEM markets depends to a significant extent on our partners’ worldwide sales and distribution networks and service capabilities. In addition, some of our agreements with customers and partners require us to provide shared intellectual property rights in certain situations, and there can be no assurance that any future relationships that we enter into will not require us to share some of our intellectual property. Any change in the fuel cell, hydrogen or alternative fuel strategies of one of our partners could have a material adverse effect on our business and our future prospects.

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

We are dependent on third party suppliers for key materials and components for our products. If these suppliers become unable or unwilling to provide us with sufficient materials and components on a timely and cost-effective basis, we may be unable to manufacture our products cost-effectively or at all, and our revenues and gross margins would suffer.

We rely on third party suppliers to provide key materials and components for our fuel cell power products and hydrogen generation products. A supplier’s failure to provide materials or components in a timely manner, or to provide materials and components that meet our quality, quantity or cost requirements, or our inability to obtain substitute sources for these materials and components in a timely manner or on terms acceptable to us, may harm our ability to manufacture our products cost-effectively or at all, and our revenues and gross margins might suffer. To the extent that we are unable to develop and patent our own technology and manufacturing processes, and to the extent that the processes that our suppliers use to manufacture materials and components are proprietary, we may be unable to obtain comparable materials or components from alternative suppliers and that could adversely affect our ability to produce commercially viable products.

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

We expect that a substantial portion of our future revenues will continue to be derived from foreign sales. Our international activities may be subject to inherent risks, including regulatory limitations restricting or prohibiting the provision of our products and/or services, unexpected changes in regulatory requirements, tariffs, customs, duties and other trade barriers, difficulties in staffing and managing foreign operations, longer payment cycles, problems in collecting accounts receivable, fluctuations in currency exchange rates, foreign exchange controls that restrict or prohibit repatriation of funds, technology export and/or import restrictions or prohibitions, delays from customs brokers or government agencies, seasonal reductions in business activity and potentially adverse tax consequences resulting from operating in multiple jurisdictions. As a result, if we do not properly manage foreign sales and operations, our business could suffer.

We will need to recruit, train and retain key management and other qualified personnel to successfully expand our business.

Our future success will depend in large part on our ability to recruit and retain experienced research and development, engineering, manufacturing, operating, sales and marketing, customer service and management personnel. We compete in emerging markets and there are a limited number of people with the appropriate combination of skills needed to provide the services our customers require. In the past, we have experienced difficulty in recruiting qualified personnel and we expect to experience continued difficulties in personnel recruiting. If we do not attract such personnel, we may not be able to expand our business. In addition, new employees generally require substantial training, which requires significant resources and management attention. Our success also depends on retaining our key management, research, product development, engineering, marketing and manufacturing personnel. Even if we invest significant resources to recruit, train and retain qualified personnel, we may not be successful in our efforts.

We may acquire technologies or companies in the future, and these acquisitions could disrupt our business and dilute our shareholders’ interests.

We may acquire additional technologies or other companies in the future and we cannot provide assurances that we will be able to successfully integrate their operations or that the cost savings we anticipate will be fully realized. Entering into an acquisition or investment entails many risks, any of which could materially harm our business, including: diversion of management’s attention from other business concerns; failure to effectively assimilate the acquired technology, employees or other assets into our business; the loss of key employees from either our current business or the acquired business; and the assumption of significant liabilities of the acquired company.

If we complete additional acquisitions, we may dilute the ownership of current shareholders. In addition, achieving the expected returns and cost savings from our past and future acquisitions will depend in part on our ability to integrate the products and services, technologies, research and development programs, operations, sales and marketing functions, finance, accounting and administrative functions, and other personnel of these businesses into our business in an efficient and effective manner. We cannot ensure we will be able to do so or that the acquired businesses will perform at anticipated levels. If we are unable to successfully integrate acquired businesses, our anticipated revenues may be lower and our operational costs may be higher.

We have no experience manufacturing our products on a large scale basis and if we do not develop adequate manufacturing processes and capabilities to do so in a timely manner, we will be unable to achieve our growth and profitability objectives.

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

We have made commercial sales of hydrogen generation, fuel cell test and diagnostic equipment, fuel cell power modules, integrated fuel cell systems and hydrogen refuelling stations for a relatively short period of time. Because both our business and industry are still in the developmental stage, we do not know when or whether we will successfully complete research and development of commercially viable fuel cell power products and commercially viable hydrogen generation equipment for new hydrogen energy applications. If we do not complete the development of such commercially viable products, we will be unable to meet our business and growth objectives. We expect to face unforeseen challenges, expenses and difficulties as a developing company seeking to design, develop and manufacture new products in each of our targeted markets. Our future success also depends on our ability to effectively market fuel cell products and hydrogen generation products once developed.

We must lower the cost of our fuel cell and hydrogen generation products and demonstrate their reliability or consumers will be unlikely to purchase our products and we will therefore not generate sufficient revenues to achieve and sustain profitability.

Fuel cells currently cost more than many established competing technologies, such as internal combustion engines and batteries. The prices of fuel cell and hydrogen generation products are dependent largely on material and manufacturing costs. We cannot guarantee we will be able to lower these costs to a level where we will be able to produce a competitive product or that any product we produce using lower cost materials and manufacturing processes will not suffer from lower performance, reliability and longevity. If we are unable to produce fuel cell and hydrogen generation products that are competitive with other technologies in terms of price, performance, reliability and longevity, consumers will be unlikely to buy our fuel cell and hydrogen generation products. Accordingly, we would not be able to generate sufficient revenues with positive gross margins to achieve and sustain profitability.

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

We depend on intellectual property and our failure to protect that intellectual property could adversely affect our future growth and success.

Failure to protect our intellectual property rights may reduce our ability to prevent others from using our technology. We rely on a combination of patent, trade secret, trademark and copyright laws to protect our intellectual property. Some of our intellectual property is currently not covered by any patent or patent application. Patent protection is subject to complex factual and legal criteria that may give rise to uncertainty as to the validity, scope and enforceability of a particular patent. Accordingly, we cannot be assured that: any of the United States, Canadian or other patents owned by us or third party patents licensed to us will not be invalidated, circumvented, challenged, rendered unenforceable, or licensed to others; or any of our pending or future patent applications will be issued with the breadth of protection that we seek, if at all.

In addition, effective patent, trademark, copyright and trade secret protection may be unavailable, limited, not applied for, or unenforceable in foreign countries.

Furthermore, although we typically retain sole ownership of the intellectual property we develop, in certain circumstances, such as with Dow Corning and General Motors Corporation, we provide for shared intellectual property rights. For instance, where intellectual property is developed pursuant to our use of technology licensed from General Motors, we have committed to provide certain exclusive or non-exclusive licences in favour of General Motors, and in some cases the intellectual property is jointly owned. As a result of these licences, we may be limited or precluded, as the case may be, in the exploitation of such intellectual property rights.

We have also entered into agreements with other customers and partners that involve shared intellectual property rights. Any developments made under these agreements will be available for future commercial use by all parties to the agreement.

We also seek to protect our proprietary intellectual property through contracts including, when possible, confidentiality agreements and inventors’ rights agreements with our customers and employees. We cannot be sure that the parties who enter into such agreements with us will not breach them, that we will have adequate remedies for any breach or that such persons or institutions will not assert rights to intellectual property arising out of these relationships. If necessary or desirable, we may seek licences under the patents or other intellectual property rights of others. However, we cannot be sure we will obtain such licences or that the terms of any offered licences will be acceptable to us. Our failure to obtain a licence from a third party for intellectual property we use in the future could cause us to incur substantial liabilities and to suspend the manufacture and shipment of products or our use of processes that exploit such intellectual property.

Our involvement in intellectual property litigation could negatively affect our business.

Our future success and competitive position depend in part on our ability to obtain or maintain the proprietary intellectual property used in our principal products. In order to establish and maintain such a competitive position we may need to prosecute claims against others who we believe are infringing our rights and defend claims brought by others who believe we are infringing their rights. Our involvement in intellectual property litigation could result in significant expense to us, adversely affect the sale of any products involved or the use or licensing of related intellectual property and divert the efforts of our technical and management personnel from their principal responsibilities, regardless of whether such litigation is resolved in our favour. If we are found to be infringing on the intellectual property rights of others, we may, among other things, be required to: pay substantial damages; cease the development, manufacture, use, sale or importation of products that infringe on such intellectual property rights; discontinue processes incorporating the infringing technology; expend significant resources to develop or acquire non-infringing intellectual property; or obtain licences to the relevant intellectual property.

We cannot offer any assurance we will prevail in any such intellectual property litigation or, if we were not to prevail in such litigation that licences to the intellectual property we are found to be infringing on would be available on commercially reasonable terms, if at all. The cost of intellectual property litigation as well as the damages, licensing fees or royalties that we might be required to pay could have a material adverse effect on our business and financial results.

Our products use flammable fuels that are inherently dangerous substances and could subject us to product liabilities.

Our financial results could be materially impacted by accidents involving either our products or those of other fuel cell manufacturers, either because we face claims for damages or because of the potential negative impact on demand for fuel cell products. Our products use hydrogen, which is typically generated from gaseous and liquid fuels such as propane, natural gas or methanol in a process known as reforming. While our fuel cell products do not use these fuels in a combustion process, natural gas, propane and other hydrocarbons are flammable fuels that could leak and then combust if ignited by another source. In addition, certain of our OEM partners and customers may experience significant product liability claims. As a supplier of products and systems to these OEMs, we face an inherent business risk of exposure to product liability claims in the event that our products, or the equipment into which our products are incorporated, malfunction and result in personal injury or death. We may be named in product liability claims even if there is no evidence that our systems or components caused the accidents. Product liability claims could result in significant losses from expenses incurred in defending claims or the award of damages. Since our products have not yet gained widespread market acceptance, any accidents involving our systems, those of other fuel cell products or those used to produce hydrogen could materially impede acceptance of our products. In addition, although our management believes our liability coverage is currently adequate to cover these risks, we may be held responsible for damages beyond the scope of our insurance coverage.

Risk Factors Related to Ownership of Our Common Shares

If at any time we are classified as a passive foreign investment company under United State tax laws, our US shareholders may be subject to adverse tax consequences.

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

Based on our structure, and the composition of our income and assets, we do not believe we were a PFIC for the taxable year ended December 31, 2010 or the prior taxable year. However, there can be no assurance the Internal Revenue Service will not successfully challenge our position or that we will not become a PFIC in a future taxable year, as PFIC status is retested each year and depends on our assets and income in that year. If we are classified as a PFIC at any time that a US shareholder holds our common shares, such shareholder may be subject to an increased United States federal income tax liability and a special interest charge in respect of a gain recognized on the sale or other disposition of our common shares and upon the receipt of certain ‘‘excess distributions’’ (as defined in the United States Internal Revenue Code of 1986, as amended).

US shareholders should consult their own tax advisors concerning the United States federal income tax consequences of holding our common shares if we were a PFIC in any taxable year and its potential application to their particular situation.

After giving effect to the issuance of the third tranche and fourth tranche of the CommScope Agreement, CommScope will own a significant portion of our common shares and may act, or prevent corporate actions, to the detriment of other shareholders.

After giving effect to the issuance of the third tranche and fourth tranche, CommScope will own 33.2% of our issued and outstanding common shares (assuming no other common shares are issued) and accordingly may have the ability to exercise significant influence over all matters requiring shareholder approval.

A limited number of shareholders collectively own a significant portion of our common shares and may act, or prevent corporate actions, to the detriment of other shareholders.

A limited number of shareholders, including our founders, CommScope and General Motors, currently own a significant portion of our outstanding common shares. CommScope currently owns approximately 19.8% of our outstanding common shares. Upon the closing of the third and fourth tranches of the Agreement, this percentage will increase. General Motors currently owns approximately 8.3% of our outstanding common shares. In addition, each of Alpha and Iroquois currently holds 119,688 Series A warrants (representing the right to acquire the equivalent number of common shares) and 130,323 Series B warrants of the Corporation (representing the right to acquire the equivalent number of common shares). Accordingly, these shareholders may exercise significant influence over all matters requiring shareholder approval, including the election of a majority of our directors and the determination of significant corporate actions. This concentration could also have the effect of delaying or preventing a change in control that could otherwise be beneficial to our shareholders.

As a principal shareholder and party to the strategic alliance and representative on our Board, both CommScope and General Motors have the ability to influence our corporate actions and in a manner that may be adverse to other shareholder interests.

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

Our articles of incorporation authorize us to issue an unlimited number of common and preferred shares. Significant issuances of common or preferred shares could dilute the share ownership of our shareholders, deter or delay a takeover of us that our shareholders may consider beneficial or depress the trading price of our common shares.

Our articles of incorporation permit us to issue an unlimited number of common and preferred shares. If we were to issue a significant number of common shares, it would reduce the relative voting power of previously outstanding shares. Such future issuances could be at prices less than our shareholders paid for their common shares. If we were to issue a significant number of common or preferred shares, these issuances could also deter or delay an attempted acquisition of us that a shareholder may consider beneficial, particularly in the event that we issue preferred shares with special voting or dividend rights. While Nasdaq and Toronto Stock Exchange rules may require us to obtain shareholder approval for significant issuances, we would not be subject to these requirements if we ceased, voluntarily or otherwise, to be listed on Nasdaq and the Toronto Stock Exchange. Significant issuances of our common or preferred shares, or the perception that such issuances could occur, could cause the trading price of our common shares to drop.

US investors may not be able to enforce US civil liability judgments against us or our directors and officers.

We are organized under the laws of Canada. A majority of our directors and officers are residents of Canada and all or a substantial portion of their assets and substantially all of our assets are located outside of the United States. As a result, it may be difficult for US holders of our common shares to effect service of process on these persons within the United States or to realize in the United States upon judgments rendered against them. In addition, a shareholder should not assume that the courts of Canada: (i) would enforce the judgments of US courts obtained in actions against us or such persons predicated on the civil liability provisions of US federal securities laws or other laws of the United States; or (ii) would enforce, in original actions, claims against us or such persons predicated on the US federal securities laws.

Our share price is volatile and we may continue to experience significant share price and volume fluctuations.

Since our common shares were initially offered to the public in November 2000, the stock markets, particularly in the technology and alternative energy sectors, and our share price have experienced significant price and volume fluctuations. Our common shares may continue to experience volatility for reasons unrelated to our own operating performance, including: performance of other companies in the fuel cell or alternative energy business; news announcements, securities analysts’ reports and recommendations and other developments with respect to our industry or our competitors; or changes in general economic conditions.

As at December 31, 2010 there were 286,545, options to purchase our common shares, 239,356 Series A warrants and 260,646 Series B warrants. If these securities are exercised, our shareholders will incur substantial dilution.

A significant element in our business plan to attract and retain qualified personnel is the issuance to such persons options to purchase our common shares. As at December 31, 2010, we have issued and have outstanding 286,545 options to purchase our common shares at an average price of CA$51.55 per common share. Accordingly, to the extent that we are required to issue significant numbers of options to our employees, and such options are exercised, our shareholders could experience significant dilution. As of December 31, 2010, we also have 239,356 Series A warrants and 260,646 Series B warrants issued and outstanding, whereby each warrant entitles the holder to purchase a common share for US$3.76. To the extent such Series A warrants and Series B warrants are exercised, our shareholders could experience significant dilution.

ITEM 4.             INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF HYDROGENICS CORPORATION

We were incorporated on June 10, 2009 under the Canada Business Corporations Act, under the name “7188501 Canada Inc.” We changed our name to “Hydrogenics Corporation-Corporation Hydrogenique” on October 27, 2009 in connection with the transaction involving Algonquin Power Income Fund (“APIF”), as described further below under “APIF Transaction.”

Old Hydrogenics was founded in 1988 under the name “Traduction Militech Translation Inc.” It subsequently changed its name to “Société Hydrogenique Incorporée-Hydrogenics Corporation Incorporated”. From 1990 to August 1995, Société Hydrogenique Incorporée-Hydrogenics Corporation Incorporated did not actively carry on business. In August 1995, we commenced our fuel cell technology development business, and in 2000, changed our name to Hydrogenics Corporation - Corporation Hydrogenique. Until October 27, 2009, we were a wholly owned subsidiary of Old Hydrogenics.

We are a globally recognized developer and provider of hydrogen generation and fuel cell products. We conduct our business through the following business units: (i) OnSite Generation, which focuses on hydrogen generation products for renewable energy, industrial and transportation customers; and (ii) Power Systems, which focuses on fuel cell products for original equipment manufacturers, or OEMs, systems integrators and end users for stationary applications, including backup power, and motive applications, such as forklift trucks. In November 2007, we announced we were exiting the fuel cell test products, design, development and manufacturing business, that was conducted through our test systems business unit (“Test Systems”). We expect the orderly windup of the Test Systems unit, that focused on fuel cell test and diagnostic products and contract testing services for third parties, to be completed in 2010.

Our business units are supported by a corporate services group providing finance, insurance, investor relations, communications, treasury, human resources, strategic planning, compliance, and other administrative services.

Our principal executive offices are located at 220 Admiral Boulevard, Mississauga, Ontario, Canada L5T 2N6. Our telephone number is (905) 361-3660.  Our agent for service in the United States is CT Corporation System, 111 Eighth Avenue, New York, New York 10011, (212) 894-8400.

Capital expenditures for the year ended December 31, 2010 were $0.4 million, compared with $0.8 million and $0.9 million for the years ended December 31, 2009 and 2008, respectively, and consisted primarily of capital expenditures for equipment and computer equipment.  We expect capital expenditure plans for 2011 and subsequent years to result in further investment in property, plant and equipment as we continue our manufacturing and development initiatives. Our current budget for 2011 includes a capital budget of $0.7 million to purchase and manufacture testing and other equipment, primarily for our research and development programs but also in support of ongoing operational needs.  We expect that more than half of our investments will be in Canada.  Our capital requirements will be affected by many factors, including the success of our current product offerings, the ability to enhance our current products and our ability to develop and introduce new products that keep pace with technological developments in the marketplace.

As at December 31, 2010 we had cash and cash-equivalents and restricted cash of approximately $9.0 million.

There are currently no public takeover offers by third parties in respect of the Company’s shares.

APIF Transaction

On June 11, 2009, we, Old Hydrogenics, the Board of Trustees of Algonquin Power Income Fund (“APIF”) and APIF’s manager, Algonquin Power Management Inc., agreed on the terms of a series of transactions (collectively, the “APIF Transaction”) and agreements, pursuant to which Old Hydrogenics agreed to transfer its entire business and operations to us, including all assets, liabilities, directors, management and employees, but excluding its tax attributes. Concurrently, the APIF Transaction enabled unitholders of APIF to continue to hold their interest in APIF as shareholders of Old Hydrogenics, which was renamed Algonquin Power & Utilities Corp. (“APUC”), a publicly traded Canadian corporation. APUC has the ability to make efficient use of our accumulated tax attributes in the continued execution of APIF’s business plans. Under the APIF Transaction, our shareholders had their common shares in the capital of Old Hydrogenics redeemed for our common shares on a one-for-one basis. At the same time APIF unitholders exchanged their units for APUC common shares.

As a result of completing the APIF Transaction on October 27, 2009, unitholders of APIF did not retain any interest in the business of the Corporation nor did the Corporation’s shareholders retain any interest in the business of APIF. We have continued to carry on the hydrogen generation and fuel cell business as a public entity with all of the assets (including the intellectual property), except for certain tax assets, of our predecessor prior to the APIF Transaction.

Details of the APIF Transaction are described more fully in Old Hydrogenics’ management proxy circular dated June 25, 2009, which was filed as Exhibit 99.1 to Old Hydrogenics’ Report of Foreign Private Issuer on Form 6-K with the U.S. Securities and Exchange Commission on June 29, 2009.  See also Note 2. to our consolidated financial statements beginning on pages F-10.

BUSINESS OVERVIEW

Hydrogenics, together with its subsidiaries, designs, develops and manufactures hydrogen generation products based on water electrolysis technology and fuel cell products based on proton exchange membrane (“PEM”), technology. Hydrogenics’ mission is to provide safe, secure, sustainable and emission free energy as a leading global provider of clean energy solutions based on hydrogen. We maintain operations in Belgium, Canada and Germany. We operate in various geographic markets and organize ourselves in three reportable segments.

Our OnSite Generation business segment is based in Oevel, Belgium and develops products for industrial gas, hydrogen fuelling and renewable energy storage markets. For the year ended December 31, 2010 our OnSite Generation business reported revenues of $15.9 million and at December 31, 2010 had 63 full-time employees.

Our Power Systems business segment is based in Mississauga, Canada with a satellite facility in Gladbeck, Germany and develops products for stationary and motive power applications. For the year ended December 31, 2010 our Power Systems business reported revenues of $5.0 million and at December 31, 2010 had 47 full-time employees.

Until recently, we provided fuel cell test services and equipment to many of the world’s leading automotive companies as well as to fuel cell developers and component suppliers currently engaged in their own fuel cell development programs. On November 7, 2007, we announced our decision to commence an orderly windup of our fuel cell test products and design, development and manufacturing business. We expect to complete this windup in early 2011 and required approximately $3.5 million of funding with a corresponding charge to earnings. The substantial majority of the cash requirements and corresponding charge to earnings occurred in the fourth quarter of 2007. No further significant costs are anticipated to be incurred.

Where applicable, corporate and other activities are reported separately as Corporate and Other.  Corporate and Other activities include the  provisionof corporate services and administrative support. At December 31, 2010, Corporate and Other had four full-time employees.

OnSite Generation

Our OnSite Generation business segment is based on alkaline water electrolysis technology, which involves the decomposition of water (H2O) into oxygen (O2) and hydrogen gas (H2) by passing an electric current through a liquid electrolyte. The resultant hydrogen gas is then captured and used for industrial gas applications, hydrogen fueling applications, and used to store renewable energy in the form of hydrogen gas. Our HySTAT® branded electrolyzer products are based on 60 years of hydrogen experience, meet international standards such as ASME, CE, Rostechnadzor and UL and are certified ISO 9001 from design to delivery. We configure our HySTAT® products for both indoor and outdoor applications and tailor our products to accommodate various hydrogen gas requirements.

The worldwide market for hydrogen, which includes the merchant gas market for hydrogen, is estimated at $5 billion annually, and is served by industrial gas companies as well as on-site hydrogen generated by products manufactured by companies such as ourselves. We believe the annual market for on-site hydrogen generation equipment is approximately $100 million to $200 million. We believe the size of the addressable market for on-site hydrogen generation equipment could double if electrolysis based hydrogen fuelling stations gain widespread acceptance in Europe.

Our OnSite Generation products are sold to leading merchant gas companies such as Air Liquide and Linde Gas and end users requiring high purity hydrogen produced on-site for industrial applications.  We also sell products to progressive oil and gas companies such as Shell Hydrogen requiring hydrogen fuelling stations for transportation applications. Recently, an increase in interest and orders for fuelling stations in Europe has signaled what we believe could be a major increase in the size of this market. We continue to see requests for our products in renewable energy storage products.  While this area is heavily dependent on public funding initiatives, particularly in Europe, it continues to present compelling growth opportunities.  In 2009, we began to sell our products to leading electric power utilities, including B.C. Powertech and Newfoundland and Labrador Hydro, to satisfy the need for renewable energy storage.

The business objectives for our OnSite Generation group are to: (i) further increase the gross margins of existing product lines by improving our procurement and manufacturing processes; (ii) further increase the reliability and durability of our products to exceed the expectations of our customers and improve the performance of our applications; (iii) reduce the cost of ownership of our products through design and technology improvement; (iv) continue to pursue opportunities for customers to convert otherwise wasted renewable energy, such as wind and solar energy, into hydrogen; (v) further expand into ready markets such as Eastern Europe (including Russia), Asia and the Middle East; and (vi) grow our fuelling station business.

Our OnSite Generation business competes with merchant gas companies such as Air Liquide and Linde Gas which, in addition to being customers, operate large scale centralized hydrogen production plants and are providers of alternative on-site hydrogen generation products using steam methane reforming (“SMR”) technology and other electrolysis technology. We compete on performance, reliability and cost and believe we are well positioned in situations where there is a need for high purity hydrogen manufactured on-site.

Power Systems

Our Power Systems business segment is based on PEM fuel cell technology, which transforms chemical energy liberated during the electrochemical reaction of hydrogen and oxygen to electrical energy. Our HyPM® branded fuel cell products are based on our extensive track record of on-bench testing and real-time deployments across a wide range of stationary and motive power profiles. We configure our HyPM® products to multiple electrical power outputs ranging from 4 to 65 kilowatts with ease of integration, high reliability and operating efficiency, delivered in a highly compact area. We have also developed and delivered hydrogen generation products on a smaller scale based on PEM water electrolysis.

Our target markets include backup power for telecom and data centre installations and motive power applications such as buses, trucks and utility vehicles. The military, historically an early technology adopter, is a specialized market for our innovative fuel cell based products. The worldwide market for data centre backup power is estimated to be in excess of $6 billion and the market for telecom backup power is estimated to be $2 to $3 billion in the US alone, based on a complete displacement of existing products serving this market.

Our Power Systems products are sold to leading Original Equipment Manufacturers (“OEMs”) such as CommScope, Inc. (“CommScope”) to provide backup power applications for telecom intallations. Additionally, our products are sold for prototype field tests intended to be direct replacements for traditional lead-acid battery packs for motive applications. We also sell our Power Systems products to the military and other early adopters of emerging technologies.

The business objectives for our Power Systems group are to: (i) offer a standard fuel cell platform for many markets thereby enabling ease of manufacturing and reduced development spending; (ii) reduce product costs; (iii) achieve further market penetration in the backup power and motive power markets by tailoring our HyPM® fuel cell products to meet market specific requirements including price, performance and features; (iv) invest in sales and market development activities in the backup power and motive power markets; (v) continue to target the military and other early adopters of emerging technologies as a bridge to future commercial markets; and (vi) secure the requisite people and processes to align our anticipated growth plans with our resources and capabilities.

Our Power Systems business competes with several well established battery and internal combustion engine companies in addition to several other fuel cell companies. We compete on relative price/performance and design innovation. In the backup power market, we believe our HyPM® systems have an advantage over batteries and internal combustion engines for customers seeking extended run requirements, by offering a more reliable and economic performance. In motive power markets, we believe our HyPM® products are well positioned against lead-acid batteries by offering increased productivity and lower operational costs.

There are four types of fuel cells other than PEM fuel cells that are generally considered to have possible commercial applications including phosphoric acid fuel cells, molten carbonate fuel cells, solid oxide fuel cells and alkaline fuel cells. Each of these fuel cell technologies differs in their component materials and operating characteristics.  While all fuel cell types may have potential environmental and efficiency advantages over traditional power sources, we believe PEM fuel cells can be manufactured less expensively and are more efficient and more practical in small-scale stationary and motive power applications. Further, most automotive companies have selected PEM technology for fuel-cell-powered automobiles. We expect this will help establish a stronger industry around PEM technology and may result in a lower cost as compared to the other fuel cell technologies.

RECENT DEVELOPMENTS

On April 22, 2010, the Corporation reached a settlement with American Power Conversion Corporation (“APC”) regarding the Corporation’s previously announced litigation in connection with the supply agreement entitled "Hydrogenics Corporation v. American Power Conversion Corporation, Civil Action 09-11947."  Under the terms of the settlement, APC paid the Corporation $1.2 million and both parties terminated all pending claims with regard to this matter.

On May 21, 2010, the Corporation entered into separate settlement agreements with each of Alpha Capital Anstalt (“Alpha”) and Iroquois Master Fund Ltd. (“Iroquois”) regarding previously disclosed litigation and disputes, including in the Corporation’s Form 20-F for the year ended December 39, 2009. Under the terms of each settlement agreement, the Corporation issued 100,000 common shares to each of Alpha and

Iroquois on a private placement basis in the United States to settle their claims.  The total issuance of 200,000 common shares represented approximately 4.76% of the Corporation’s equity in aggregate as at June 30, 2010.  The settlement contained no admission of wrongdoing by the Corporation, its officers and directors. Following the receipt of the advice of counsel, the Board of Directors unanimously approved the settlement and concluded the settlement to be in the best interests of the Corporation. This resulted in a $0.8 million charge to litigation settlements. Under the terms of each settlement agreement, Hydrogenics filed with the Securities Exchange Commission a registration statement on Form F-3 covering the resale of the 200,000 common shares issued to Alpha and Iroquois.

On January 3, 2011, the Corporation entered into a settlement agreement with the Minister of Industry of Canada (the “Minister”) whereby the Corporation agreed to pay $2.3 million to the Minister in full and final settlement of all claims and related options under an agreement with Technologies Partnership Canada, a program of the Ministry of Industry of the Government of Canada. Pursuant to this agreement, the Corporation agreed to pay a total of $1.5 million to the Minister in quarterly installments commencing January 4, 2011 and continuing until September 30, 2017. An additional payment of three percent of the net proceeds of all equity instrument financing transactions completed by the Corporation on or before September 30, 2017 or the sum of $0.8 million, whichever shall be the lesser amount shall be paid to the Minister.

Segmented Revenues

(Millions of U.S. dollars)

	2010	2009	2008
OnSite Generation	$15.9	$12.3	$31.2
Power Systems	5.0	6.5	5.6
Test Systems1	-	-	2.5
Total	$20.9	$18.8	$39.3

1.	Test Systems revenues include $nil for engineering services in 2010 and 2009 and $0.4 million for engineering services in 2008, primarily provided to General Motors.

For additional financial information by business segment, see “Note 22. – Segmented Financial Information” to our consolidated financial statements, which can be found on page F-27 of this form, and is incorporated by reference herein.

Our revenues are segmented by geographic location as follows:

(Thousands of U.S. dollars)	2010	2009	2008
Germany	$2,876	$2,227	$655
India	2,818	1,361	85
United States	2,814	2,561	8,428
Saudi Arabia	2,256	11	1,790
Colombia	2,219	-	-
Russia	1,757	793	12,927
Canada	1,380	2,320	534
France	1,173	1,678	1,144
Turkey	439	1,857	77
Spain	374	791	1,815
China	337	127	1,351
Sweden	287	210	1,600
Romania	173	74	83
United Arab Emirates	152	187	20
United Kingdom	145	178	1,076
Belgium	119	43	2,020
Slovenia	70	-	3
Austria	36	1,147	-
Argentina	29	-	8
Korea	14	-	1,271
Brazil	5	1	712
Poland	4	34	639
Japan	1	24	492
Rest of world	1,452	3,217	2,610
	$20,930	$18,841	$39,340

Our Strategy

Our strategy is to develop electrolyzer and fuel cell products for sale to OEMs, electric utilities, merchant gas companies and end-users requiring highly reliable products offered at competitive prices. We believe our success will be substantially predicated on the following factors:

Advancing Our Product Designs
Within our OnSite Generation business segment, we are focused on reducing the cost of our HySTAT® electrolyzer and improving its efficiency. Innovation in the design, elimination of non-value adding components, improved component sourcing and fundamental electrochemical improvements have all contributed to continuous cost reduction in 2010. We recognize the opportunity for larger scale energy storage installations and are developing significant scale-up designs to better meet this market opportunity.

Within our Power Systems business segment, we are focused on further reducing the cost of a fuel cell system, a remaining impediment to large scale adoption notwithstanding achieving significant cost reduction milestones in 2010. For market opportunities such as the home and backup power market requiring between 4 and 12 kilowatts of electrical power, we are developing a PEM based electrolyzer. We are attempting to offset a portion of the associated development expenses by entering into cost sharing agreements with OEMs and government agencies.

Recently, we have seen considerable interest in using hydrogen as a medium to store renewable energy, particularly wind and solar power, due to the favourable characteristics of hydrogen as an energy carrier.

We are developing a renewable energy storage product incorporating an alkaline electrolyzer, a PEM fuel cell electrical generator and associated systems integration software. We anticipate adding other proprietary technologies to this product offering based on continued market intelligence. In time, we anticipate developing a product offering that will benefit ancillary electrical power services such as grid balancing and load profiling.

Increasing Market Penetration

As at December 31, 2010, we had seven full-time staff employed in sales functions. Our senior management team is also actively involved in sales initiatives including maintaining close contact with our more significant customers.

Additionally, we have developed relationships with third parties that we believe are well positioned in our relevant markets to identify new market opportunities for our products. In the industrial gas market, these third parties include leading merchant gas companies such as Air Liquide and Linde Gas. In the backup power market, these third parties include leading OEMs such as CommScope.

We have recently begun to sell our renewable energy storage products to progressive electric power utilities throughout the world seeking a robust and cost effective solution for renewable energy storage. We have begun to access this market through trade events, meeting directly with electrical utilities, and marketing to government agencies mandated to provide power to remote communities.

Securing Additional Capital

As at December 31, 2010, we had $9.0 million of cash, cash equivalents and restricted cash and had $17.7 million of shareholders’ equity.

We also require additional funding in the form of debt or equity in addition to the funding obtained during the year ended December 31, 2010.  In the first quarter of 2010, we completed an offering of common shares and warrants for gross cash proceeds of $5.0 million before placement agent’s fees and other offering expenses. In the third quarter of 2010, we entered into a subscription agreement (the “Agreement”) with CommScope Inc. of North Carolina, a subsidiary of CommScope wherein CommScope will purchase from us common shares in four tranches, up to a maximum of 2,186,906 shares for a maximum aggregate purchase price of $8.5 million, subject to achieving certain product development milestones.  During 2010, we closed the first two tranches under the terms of the Agreement for gross cash proceeds of $4.0 million. We incurred issuance costs of $0.2 million in connection with the issuance of the first and second tranches. We expect to close the final two tranches under the terms of the Agreement in 2011 for gross cash proceeds of $4.5 million as we complete the requirements of the product development milestones under the Agreement.  While we continue to pursue various additional sources of financing, there are no definitive plans at this stage and there is no assurance these initiatives will be successful or provide additional funds sufficient to continue operations.

We do not anticipate achieving a consistent level of profitability, and hence, generate consistent positive cash flow from operations for the next several quarters. In 2010, we incurred a net loss of $8.5 million.

The failure to raise sufficient funds necessary to finance future cash requirements could adversely affect our ability to pursue our strategy and negatively affect our operations in future periods. We are addressing this matter by maintaining contact with analysts and institutional investors to better articulate our investment merits and are advancing discussions with possible strategic investors.

Retaining and Engaging Our Staff

As at December 31, 2010, we had 114 full-time staff, the majority of whom have been employed by the Corporation for several years and possess strong technical backgrounds with extensive industry experience. We strive to maintain a high level of employee engagement by compensating at market rates, providing interesting and challenging work, and, over time, the opportunity to create wealth by participating in our stock ownership program.

Our Products and Services

Our products include HySTAT™ hydrogen generation equipment in our OnSite Generation business and HyPM® fuel cell products in our Power Systems business.

A summary of our product lines is noted below.

HySTAT™ Hydrogen Stations
HySTAT™ Hydrogen Stations offer a dependable on-site supply of hydrogen for a variety of hydrogen applications, including vehicle fuelling, distributed power, and a variety of industrial processes.  From a selection of versatile modular components, we configure the optimum HySTAT™ Hydrogen Station to precisely meet customer needs for hydrogen generation and storage. We also provide spare parts and service for our entire installed base.

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

•
HyPM® Fuel Cell Power Modules.  Our HyPM® power module runs on high purity hydrogen and produces DC power in standard outputs of 8, 12, 16 and 65 kW. This product is suitable for a wide range of stationary, mobile and portable power applications. The HyPM® XR model is targeted at backup power applications and the HyPMHD® model is targeted at motive power applications.

•
HyPX™ Fuel Cell Power Pack.  Our HyPX™ Power Pack includes a standard HyPM® power module integrated with hydrogen storage tanks and ultracapacitors that provide higher power in short bursts.  This product has the same form, fit and function as large battery packs used in devices such as forklift trucks and tow tractors.

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

Sales and Marketing
Our products are sold worldwide to OEMs, systems integrators and end users through a direct sales force and a network of distributors. Our sales methods vary depending on the product offering, market and stage of technology adoption.

As at December 31, 2010, we had seven full-time sales professionals located in Canada, Belgium and Germany along with a global network of sales agents and distribution channels.  We believe our ability to market and sell a diversified product portfolio through global sales and distribution channels provides us with an advantage over our competitors. Our sales force is largely organized by region for each business unit.

Customers
The primary customers for our OnSite Generation products are leading industrial gas companies, industrial end users, oil and gas companies and utilities. The primary customers for our Power Systems products are OEMs, systems integrators and end users.

In 2010, three customers each comprised 11% of our revenue (in 2009, three customers comprised 9%, 7% and 6% of our revenue). In 2010, 34% of our revenues was derived from Europe, 20% from North America, 16% from Asia, and the remaining 30% were derived from other foreign jurisdictions (in 2009, these numbers were 34%, 26%, 8% and 32%, respectively).  Accordingly, we have mitigated risk to any single market or adoption rate by diversifying our product portfolio across the markets in which we operate.

We have entered into agreements with several customers to pursue commercial opportunities, which we view as important to our success.  Our key customer agreements are summarized below.

•
Military OEM.  In December 2005, we entered into a multi-year joint cooperation agreement with a military OEM.  For reasons of confidentiality, we cannot disclose the name of this OEM.  In conjunction with the signing of the cooperation agreement, we were awarded an $8 million contract for multiple units of fuel cell power systems based on our 500 series fuel cell stack technology.

•
Leading Global Industrial Gas Companies.  We have previously established preferred supplier agreements with Air Liquide S.A., Air Products and Chemicals, Inc., and Linde A.G., three of the leading global industrial gas companies.  Typically, these agreements provide that, for industrial applications, we will be the preferred supplier of on-site, electrolysis-based hydrogen generators to the applicable industrial gas company.  We believe these relationships represent valuable sales channels, while providing validation of our technology from highly credible partners.

•
CommScope. In August 2010, we entered into a strategic alliance with CommScope, a global leader in infrastructure solutions for communications networks, that calls for the development and distribution of specialized fuel cell power systems and includes an equity investment in Hydrogenics. Under the terms of the agreement, CommScope and Hydrogenics will jointly develop next-generation power modules for telecom-related backup power applications, to be incorporated by CommScope in its products sold to customers worldwide.

Research and Product Development
Our research and product development team consists of approximately 25 staff, the substantial majority of whom are located in Mississauga, Ontario and are focused primarily on our fuel cell activities. The remainder is located in Oevel, Belgium.  Collectively, these individuals have many years of experience in the design of electrolysis and fuel cell products. Our product development team combines leaders with extensive experience in their fields with younger graduates from leading universities.

Our objective is to develop complete products rather than components and to ensure these products are constantly improved throughout the product’s life.  Our research activities are unique to each of our business units but typically focus on the cost, performance and durability of our products. Our product development activities commence with a market requirement document establishing the business case for the proposed product. This process involves staff from our business development, finance, engineering and operations departments who balance the requirements of performance, time to market, and product cost.  Prototypes are often validated by lead customers such as CommScope.

We seek cost-sharing projects with various government agencies, mainly in North America, to partially offset our research and product development expenses.  We currently have contribution agreements with Natural Resources Canada, the Province of Ontario, the Ministry of Research and Innovation, and with the Canada Foundation for Sustainable Development Technology, a corporation without share capital incorporated under the Canada Corporations Act and continued under the Sustainable Development Technology Act (Canada).  In 2010, $0.9 million, or 20% of our research and product development expenses, were funded by various governments.

Our current research and product development plans are summarized below:

•
OnSite Generation. Our research activities are focused on performance improvements of our electrolyzer cell stacks. Our product development activities are focused on large scale electrolyzers to store renewable or other zero-emission energy as hydrogen, thereby helping to address the intermittency problem associated with most renewable energies, or to refuel vehicles from locally produced non-fossil sources. Our larger scale and lower scale product developments aim to make Hydrogenics the “one-stop shop” for all on-site hydrogen generation needs.

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

Intellectual Property
We protect our intellectual property by means of a combination of patent protection, copyrights, trademarks, trade secrets, licences, non-disclosure agreements and contractual provisions. We generally enter into non-disclosure and confidentiality agreements with each of our employees, consultants and third parties that have access to our proprietary technology. We currently hold 88 patents in a variety of jurisdictions and have more than 89 patent applications pending. Additionally, we enter into commercial licences and cross-licences to access third party intellectual property.

We typically retain sole ownership of intellectual property developed by us. In certain situations, such as with Dow Corning and General Motors, we provide for shared intellectual property rights. In the case of General Motors, we have a non-exclusive, royalty free licence to use certain of General Motors’ proprietary fuel cell stack intellectual property in certain applications and markets. We have these rights in perpetuity, including subsequent improvements to the licensed technology. In the case of Dow Corning, we jointly own a U.S. patent application, together with all inventions falling within the description of such patent application specific to sealing and sealing materials for fuel cell and electrolyzer assemblies.

Given the relative early stages of our industry, our intellectual property is and will continue to be important in providing differentiated products to customers.

Manufacturing
The majority of our manufacturing services, including parts procurement, kitting, assembly and repair, are carried out in-house at our respective business unit manufacturing facilities. We also perform certain manufacturing related functions in-house, including manufacturing engineering and the development of manufacturing test procedures and fixtures.

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

We are dependent on third party suppliers for certain key materials and components for our products such as membrane electrode assemblies and ultra capacitors. We believe we have sufficient sources and price stability of our key materials and components.

We have certifications in ISO 9001-2000 in both our Oevel and Mississauga facilities, and ISO 14001 and OHSAS 18001 in our Oevel facility.

Government Regulation
We are not subject to regulatory commissions governing traditional electric utilities and other regulated entities in any of the jurisdictions in which we operate. Our products are, however, subject to oversight and regulation by governmental bodies with regard to building codes, fire codes, public safety, electrical and gas pipeline connections and hydrogen siting, among others.

ORGANIZATIONAL STRUCTURE

As of March 28, 2011, we beneficially owned, directly or indirectly, 100% of the voting and non-voting securities of the material subsidiaries listed below.

Subsidiaries	Jurisdiction of Incorporation

Hydrogenics Europe NV	Belgium

Hydrogenics GmbH	Germany

PROPERTY, PLANT AND EQUIPMENT

We have the following facilities:

•
Mississauga, Ontario, Canada.  Our 25,300 square foot facility in Mississauga, Ontario serves as our corporate headquarters and Power Systems manufacturing facility and is leased until October 31, 2013. Principal activities at this facility include the manufacture and assembly of our fuel cell power and research and product development for our fuel cell power products, fuel cell testing services and our corporate activities.

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

•
Gladbeck, Germany.  Our Power Systems group maintains a 6,458 square foot facility in Gladbeck, Germany, which is leased until December 31, 2013. This facility is used to provide fuel cell integration services for European customers and serves as our European office for fuel cell activities of our Power Systems business.

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

We also have small sales offices in Europe and North America. We believe our facilities are presently adequate for our operations and we will be able to maintain suitable space needed on commercially reasonable terms.

ITEM 4A.          UNRESOLVED STAFF COMMENTS

None.

ITEM 5.             OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OPERATING RESULTS

A detailed discussion of our operating results for 2010 and 2009

This section provides a detailed discussion of our financial performance based on our consolidated financial statements.  All references to per share amounts pertain to net loss per share. Certain of the prior year’s figures have been reclassified to conform to the current year’s presentation.

Hydrogenics Corporation
Summary Financial Analysis
(Thousands of U.S. dollars, except per share amounts)

				% Favourable (Unfavourable)
	2010	2009	2008	2010	2009
OnSite Generation	15,921	12,303	31,207	29%	(61%)
Power Systems	5,009	6,538	5,643	(23%)	16%
	20,930	18,841	36,850	11%	(49%)
Test Systems	-	-	2,490	-	(100%)
Revenues	20,930	18,841	39,340	11%	(52%)
Gross Margin	5,426	3,728	7,894	46%	(52%)
% of Revenues	26%	20%	20%
Selling, General and Administrative Expenses	10,228	16,995	15,022	40%	(13%)
Research and Product Development Expenses	3,445	5,219	7,296	34%	28%
Net Loss	(8,557)	(9,375)	(14,319)	9%	35%
Net Loss Per Share	$(1.82)	$(2.54)	$(3.89)	28%	35%

Consolidated Statements of Cash Flows
Cash Used in Operating Activities	(10,111)	(11,085)	(6,758)	9%	(64%)

Other Measures
Cash Operating Costs1	12,631	21,801	21,624	42%	(1%)
EBITDA1	(8,247)	(18,486)	(14,424)	55%	(28%)

1.	See “Item 5. Operating and Financial Review and Prospects – Reconciliation and Definitions of Non-GAAP Measures”

•
Revenues were $20.9 million, an increase of 11% primarily reflecting the recovery of industrial markets in our OnSite Generation business unit.  This increase was partially offset by decreased revenues in our Power Systems business unit resulting from a combination of timing of orders and production delays resulting from our relocation to a new lower cost manufacturing facility in Mississauga, Ontario.

•
Cash operating costs were $12.6 million, a 42% decrease primarily reflecting: (i) the absence of $3.3 million of expenses associated with our transaction with the trustees of Algonquin Power Income Fund in 2009; (ii) a $3.0 million decrease in selling, general and administrative expenses as a result of ongoing cost reduction efforts; (iii) a $2.3 million decrease in research and product development expenditures resulting from standardization of product development and more focus on product cost reduction efforts; (iv) the absence of $0.6 million of costs related to business streamlining initiatives; and (v) the absence of $0.5 million of costs attributable to our Test Systems business; partially offset by a $0.6 million decrease in research and product development funding.

•
EBITDA loss decreased $10.2 million or 55%, reflecting: (i) a $1.7 million increase in gross margin; (ii) a $9.2 million decrease in cash operating costs as noted above; (iii) $0.8 million of non-cash selling, general and administrative expenses; and (iv) $0.1 million of other items.

•
Net loss decreased $0.8 million or 9% ($0.72 per share), primarily reflecting a $10.2 million decrease in EBITDA loss, offset by the absence of a $10.4 million recovery of income taxes as a result of the APIF Transaction in 2009.

•	Cash used in operating activities decreased by $1.0 million, or 9% reflecting: (i) a $0.8 million decrease in our net loss; and (ii) $0.2 million of other items.

Highlights for 2009 compared to 2008

•
Revenues were $18.8 million. Excluding Test Systems, revenues decreased 49% from the comparable period in 2008 resulting from variations in timing of delivery of products combined with lower order intake primarily in our OnSite Generation business unit.

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

•
EBITDA loss increased $4.1 million, or 28%, reflecting: (i) a $4.1 million decrease in gross margin as a result of lower revenues; (ii) $3.3 million of transaction related expenses associated with the APIF Transaction; offset by (iii) a $2.1 million decrease in research and product development expenses; and (iv) $1.2 million of other items.

•	Net loss decreased $4.9 million, or 35% ($0.06 per share), reflecting an $18.5 million EBITDA loss, offset by a $10.4 million recovery of income taxes as a result of the APIF Transaction.

•
Cash used in operating activities increased $4.3 million, or 64% reflecting: (i) a $4.8 million decrease in our net loss; offset by (ii) an $8.3 million increase in non-cash working capital requirements; and (iii) $0.8 million of capital expenditures.

Business Segment Review
We report our results in three business segments, OnSite Generation, Power Systems, Test Systems, and Corporate and Other. These segments are differentiated by the products developed and end-customer markets. Our reporting structure reflects how we manage our business and how we classify our operations for planning and measuring performance. See “Item 4. Information on the Company – Business Overview” for a description of our business segments.

OnSite Generation
Summary Financial Analysis
(Thousands of U.S. dollars)
				% Favourable (Unfavourable)
	2010	2009	2008	2010	2009
Revenues	15,921	12,303	31,207	29%	(61%)
Gross Margin	3,350	2,608	6,919	28%	(62%)
% of Revenues	21%	21%	22%
Selling, General and Administrative Expenses	2,376	2,877	3,552	17%	19%
Research and Product Development Expenses	842	1,489	1,261	43%	(18%)
Segment Income (Loss)	131	(1,758)	2,106	107%	(183%)

Revenues for 2010 were $15.9 million, an increase of $3.6 million or 29%. We believe this increase was the result of the partial recovery of industrial markets, partially offset by: (i) variations in the timing of order receipt and project deliveries; and (ii) a 5% increase in the value of the US dollar relative to the euro. Revenues for the year ended December 31, 2010 consisted of the sale of electrolyzer products to customers in industrial gas and renewable energy markets. As at December 31, 2010, we had $13.6 million of confirmed orders (2009 - $16.4 million), substantially all of which are anticipated to be delivered and recognized as revenue in 2011. Revenues for 2009 were $12.3 million, a decrease of $18.9 million or 61% from 2008. This decrease was due to: (i) variations in the timing of project deliveries; (ii) a 6% increase in the value of the US dollar relative to the euro; and (iii) lower order intake. We believe the lower order intake was the result of prevailing conditions in credit markets and the global economy. Revenues for the year ended December 31, 2009 consisted of the sale of electrolyzer products to customers in industrial gas and renewable energy markets.

Gross Margin for 2010 was $3.4 million (21% of revenues) compared to $2.6 million (21% of revenues) in 2009.  The increase in gross margin in 2010 over 2009 is primarily the result of increased revenues. Gross margin for 2009 was $2.6 million (21% of revenues), compared to $6.9 million (22% of revenues) in 2008 reflecting lower revenue as well as a 6% increase in the value of the US dollar relative to the euro. The increase in gross margin in 2009 over 2008 is primarily the result of increased revenues and a 5% increase in the value of the US dollar relative to the euro.

Selling, General and Administrative (“SG&A”) Expenses for 2010 were $2.4 million, a decrease of $0.5 million or 17% reflecting continued streamlining initiatives.  SG&A expenses for 2009 were $2.9 million, a decrease of $0.7 million or 19%. These decreases are primarily the result of cost reduction initiatives and increases in the US dollar relative to the euro in 2010 and 2009 of 5% and 6%, respectively.

Research and Product Development (“R&D”) Expenses for 2010 were $0.9 million, a decrease of $0.6 million or 43% reflecting improved cost effectiveness in prototyping.  R&D expenses for 2009 were $1.5 million, an increase of $0.2 million or 18% compared to 2008 and attributable to increased material consumption for experimentation and prototyping trials to support our renewable energy product development efforts.

Segment Income for 2010 was $0.1 million, an increase of $1.9 million or 107% primarily reflecting a combination of increased gross margins resulting from increased revenues and decreased costs, reflecting cost reduction efforts.  Segment loss for 2009 was $1.8 million, an increase of $3.8 million or 183% compared to 2008 primarily reflecting decreased gross margins resulting from lower revenues.

Power Systems
Summary Financial Analysis
(Thousands of U.S. dollars)
				% Favourable (Unfavourable)
	2010	2009	2008	2010	2009
Revenues	5,009	6,538	5,643	(23%)	16%
Gross Margin	2,076	853	214	143%	299%
% of Revenues	41%	13%	4%
Selling, General and Administrative Expenses	3,478	4,309	4,162	19%	(4%)
Research and Development Expenses	2,519	3,516	5,808	28%	39%
Segment Loss	(3,921)	(6,972)	(9,757)	44%	29%

Revenues for 2010 were $5.0 million, a decrease of $1.5 million or 23% compared to 2009 and reflect the timing of project orders, product deliveries and production delays resulting from our relocation to a new lower cost manufacturing facility in Mississauga, Ontario. As at December 31, 2010, we had $3.5 million (December 31, 2009 - $3.3 million) of confirmed orders for Power Systems’ products and services, substantially all of which are anticipated to be delivered and recognized as revenue in 2011. Revenues for 2009 were $6.5 million, an increase of $0.9 million or 16% compared to 2008 and primarily reflect timing of project deliveries and a higher proportion of revenues from custom and pre-commercial markets.

Gross Margin for 2010 was $2.1 million (41% of revenues) compared to $0.9 million (13% of revenues) in 2009, reflecting an increase of 143% over 2009 attributable to a higher proportion of custom projects, which generally have higher gross margins as well as product cost reductions.  Gross margin for 2009 was $0.9 million (13% of revenues) compared to $0.2 million (4% of revenues) in 2008 reflecting a higher proportion of revenues from custom and pre-commercial market revenues as compared to 2008.

SG&A Expenses for 2010 were $3.5 million, a decrease of $0.8 million or 19%. This decrease reflects the absence of $1.0 million of costs associated with business streamlining initiatives during the first and fourth quarters of 2010, partially offset by an increase of $0.2 million as a result of the increase in the value of the Canadian dollar relative to the US dollar. SG&A expenses for 2009 were $4.3 million, an increase of $0.2 million or 4%. This increase reflects $1.0 million of costs associated with business streamlining initiatives in 2009, partially offset by the decreased costs resulting from these business streamlining initiatives and an increase in the value of the US dollar relative to the euro.

R&D Expenses for 2010 were $2.5 million, a decrease of $1.0 million or 28% compared to 2009, and are attributable to a $1.6 million decrease in R&D expenses as a result of further product standardization and improved cost effectiveness in prototyping offset by a $0.6 million decrease in research and product development funding. R&D expenses for 2009 were $3.5 million, a decrease of $2.3 million or 39% compared to 2008, and are attributable to streamlining and cost reduction initiatives.

Segment Loss for 2010 was $3.9 million compared to $7.0 million in 2009, reflecting increased gross margin and decreased SG&A and R&D expenditures resulting from our ongoing cost reduction efforts undertaken during 2010.  Segment loss for 2009 was $7.0 million compared to $9.8 million in 2008, reflecting increased gross margin and decreased R&D expenditures resulting from our streamlining and cost reduction initiatives undertaken during 2009, offset by a $0.2 million increase in SG&A expenses.

Test Systems
Summary Financial Analysis
(Thousands of U.S. dollars)
				% Favourable (Unfavourable)
	2010	2009	2008	2010	2009
Revenues	-	-	2,490	-%	(100%)
Gross Margin	-	267	762	(100%)	(65%)
% of Revenues	n/a	n/a	31%	-	-
Selling, General and Administrative Expenses	60	574	1,171	90%	51%
Research and Development Expenses	-	-	60	-	100%
Windup of Test Equipment Business Expenses	-	-	-	-	-
Segment Loss	(60)	(307)	(469)	80%	35%

Test Systems revenues and expenses were less than $0.1 million for 2010 as a result of our decision to windup our test equipment business announced on November 7, 2007. Revenues and expenses incurred in 2008 and 2009 were incurred as we executed the terms of the windup. We anticipate completing the windup of our test equipment business in early 2011 as we complete the remediation of our previously occupied Test Systems manufacturing facility. The expected costs relating to this remediation are not expected to be material.

Corporate and Other
Summary Financial Analysis
(Thousands of U.S. dollars)

				% Favourable (Unfavourable)
	2010	2009	2008	2010	2009
Selling, General and Administrative Expenses	4,375	9,235	5,444	53%	(69%)
Research and Development Expenses	84	214	167	61%	(28%)
Litigation Settlements	437	-	-	100%	-
Segment Loss	(4,817)	(338)	(6,199)	(1,325%)	95%

SG&A Expenses were $4.4 million for 2010, a decrease of $4.9 million or 53%.  This decrease is the result of: (i) the absence of $3.3 million transaction related expenses associated with the APIF Transaction in 2009; and (ii) $1.5 million of lower costs as a result of ongoing cost reduction efforts.  SG&A Expenses for 2009 were $9.2 million, an increase of $3.8 million or 70% primarily reflecting $3.3 million of expenses associated with the APIF Transaction in 2009.

R&D Expenses for 2010 were less than $0.1 million, a decrease of $0.1 million compared to 2009. R&D expenses for 2009 were $0.2 million, an increase of less than $0.1 million compared to 2008, reflecting increased intellectual property fees in 2009 and reduced expenses in 2010 resulting from cost reduction efforts.

Litigation Settlements for 2010 were $0.4 million and reflect the settlements noted below.

•
On April 22, 2010, the Corporation reached a settlement with American Power Conversion Corporation (“APC”) regarding the Corporation’s previously announced litigation in connection with the Supply Agreement entitled "Hydrogenics Corporation v. American Power Conversion Corporation, Civil Action 09-11947."  Under the terms of the settlement, APC paid the Corporation $1.2 million and both parties terminated all pending claims with regard to this matter.

•
On May 21, 2010, the Corporation entered into separate settlement agreements with each of Alpha Capital Anstalt (“Alpha”) and Iroquois Master Fund Ltd. (“Iroquois”) regarding previously disclosed litigation and disputes. Under the terms of each settlement agreement, the Corporation issued 100,000 common shares to each of Alpha and Iroquois on a private placement basis in the United States to settle their claims.  The total issuance of 200,000 common shares represented approximately 4.76% of the Corporation’s equity in aggregate as at June 30, 2010.  The settlement contained no admission of wrongdoing by the Corporation, its officers and directors. Following the receipt of the advice of counsel, the Board of Directors unanimously approved the settlement and concluded the settlement to be in the best interests of the Corporation. This resulted in a $0.8 million charge to litigation settlements. Under the terms of each settlement agreement, Hydrogenics filed with the Securities Exchange Commission a registration statement on Form F-3 covering the resale of the 200,000 common shares issued to Alpha and Iroquois.

Segment Loss for 2010 was $4.8 million, an increase of $4.5 million compared to 2009 as a result of the absence of the $7.1 million of net proceeds associated with the APIF transaction in 2009 partially offset by: (i) $0.4 million of net proceeds from litigation settlements; and (ii) decreased SG&A costs resulting from cost reduction efforts.

Financial Condition

A discussion of the significant changes in our consolidated balance sheets.

As at December 31,
(Thousands of U.S. dollars)

			Change
	2010	2009	$	%
Cash, cash equivalents, restricted cash and short-term investments	8,989	11,002	(2,013)	(18%)
Accounts receivable	5,603	3,685	1,918	52%
Inventory	8,376	11,746	(3,370)	(29%)
Accounts payable and accrued liabilities	10,096	14,782	(4,686)	(32%)
Unearned revenue	3,751	4,546	(795)	(17%)

Cash, cash equivalents and restricted cash at December 31, 2010 were $9.0 million, a decrease of $2.0 million or 18% from December 31, 2009. Refer to Section 6 - Liquidity and Capital Resources for a discussion of the change in cash, cash equivalents and restricted cash.

Accounts receivable at December 31, 2010 were $5.6 million, an increase of $1.9 million or 52% from December 31, 2009 as a result of timing of product deliveries and payments.

Inventory at December 31, 2010 was $8.4 million a decrease of $3.4 million or 29% from December 31, 2009 as a result of the conversion of $1.2 million of finished goods inventory into revenue combined with decreased levels of raw materials and work-in-progress as a result of timing of production of orders.

Accounts payable and accrued liabilities at December 31, 2010 were $10.1 million, a decrease of $4.7 million or 32% from December 31, 2009 as a result of the timing of disbursements and decreased inventories.

Unearned revenue at December 31, 2010 were $3.8 million, a decrease of $0.8 million or 17% from December 31, 2009 as a result of the conversion of customer deposits on hand at December 31, 2009 into revenue and fewer deposits received on orders booked during the year ended December 31, 2010.

As at December 31,
(Thousands of U.S. dollars)

			Change
	2009	2008	$	%
Cash, cash equivalents, restricted cash and short-term investments	11,002	22,731	(11,729)	(52%)

Accounts receivable	3,685	3,974	(289)	(7%)

Inventory	11,746	10,101	1,645	16%

Accounts payable and accrued liabilities	14,782	17,298	(2,516)	(15%)

Unearned revenue	4,546	4,785	(239)	(5%)

Cash, cash equivalents and restricted cash at December 31, 2009 were $11.0 million, a decrease of $11.7 million or 52% from December 31, 2008. Refer to “Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources.”

Accounts receivable at December 31, 2009 were $3.7 million, a decrease of $0.3 million or 7% from December 31, 2008 as a result of lower revenues, offset by $0.4 million receivable from the APIF Transaction.

Inventory at December 31, 2009 was $11.7 million an increase of $1.6 million or 16% from December 31, 2008 as a result of a $3.2 million increase in finished goods awaiting customer payment and/or delivery offset by $1.7 million of decreased raw materials.

Accounts payable and accrued liabilities at December 31, 2009 were $14.8 million, a decrease of $2.5 million or 15% from December 31, 2008 as a result of improved product lead times and decreased raw material inventory levels. Refer to note 9 to our consolidated financial statements for a breakdown of this account.

Unearned revenue at December 31, 2009 were $4.5 million, a decrease of $0.2 million or 5% from December 31, 2008 as a result of a reduction in revenue offset by higher proportion of deposits on firm orders.

Summary of Quarterly Results
A summary view of our quarterly financial performance.

The following table1 highlights selected financial information for the eight consecutive quarters ending December 31, 2010.

(Thousands of U.S. dollars, except
for share and per share amounts)

	2010				2009
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenues	5,805	5,590	2,809	6,726	4,207	3,558	5,540	5,536
Gross Margin	1,966	1,440	842	1,178	665	575	857	1,631
% of Revenues	34%	26%	30%	18%	16%	16%	16%	30%
EBITDA (2)	(1,596)	(2,106)	(1,247)	(3,276)	(4,058)	(5,159)	(5,510)	(3,759)
Net Profit (Loss)	(1,892)	(2,078)	(1,011)	(3,576)	6,071	(5,439)	(6,010)	(3,997)
Net Profit (Loss) Per Share (Basic and Fully Diluted)	(0.34)	(0.47)	(0.24)	(0.87)	1.64	(1.47)	(1.63)	(1.08)
Weighted Average Common Shares Outstanding	5,488,630	4,420,201	4,293,087	4,124,203	3,699,795	3,698,607	3,696,284	3,696,226

1.	See “Item 5. Operating and Financial Review and Prospects – Reconciliation and Definitions of Non-GAAP Measures.

In the first quarter of 2010, our net loss decreased by $0.4 million ($0.21 per common share) compared to the first quarter of 2009 as a result of decreased cash operating costs reflecting: (i) an $0.8 million decrease in research and product development expenditures resulting from standardization of product development and more focus on product cost reduction efforts; (ii) the absence of $0.6 million of costs associated with business streamlining initiatives incurred in the first quarter of 2009, partially offset by; (iii) a non-cash charge of $1.0 million included in selling, general and administrative costs associated with our estimate to settle litigation with Alpha and Iroquois and reduced gross margins resulting from pricing pressure on OnSite Generation orders booked in 2009.

In the second quarter of 2010, our net loss decreased by $5.0 million ($1.39 per common share) compared to the second quarter of 2009 reflecting decreased cash operating costs resulting from: (i) the absence of $1.2 million of expenses associated with the APIF Transaction; (ii)  a decrease in selling, general and administrative expenses resulting from ongoing cost reduction initiatives; (iii) a $0.6 million increase in research and product development funding; and (iv) a $0.6 million decrease in research and product development expenditures resulting from standardization of product development and more focus on product cost reduction efforts.

In the third quarter of 2010, our net loss decreased by $3.4 million ($1.00 per common share) compared to the third quarter of 2009 due to increased revenues and gross margins, as well as decreased cash operating costs resulting from the absence of $1.8 million of expenses associated with the APIF Transaction in 2009.

In the fourth quarter of 2010, our net loss increased by $8.0 million ($1.98 per common share) compared to the fourth quarter of 2009 primarily as a result of the absence of a $10.4 million gain recorded in the fourth quarter of 2009 in connection with the APIF Transaction; partially offset by the following;

•
Revenues increased $1.6 million, or 38%, reflecting increased revenues in our OnSite Generation business unit as a result of what we believe to be improvements in economic conditions, partially offset by decreased revenues in our Power Systems business unit resulting from the timing of orders and production delays resulting from our relocation to a lower cost manufacturing facility in Mississauga, Ontario.

•
Gross margin was $2.0 million (34% of revenues) compared to $0.7 million (16% of revenues), reflecting increased gross margin in both our Power Systems and OnSite Generation businesses.  The increased gross margin in our Power Systems business unit is the result of a high proportion of custom project revenues, which generally have a higher gross margin as well as product cost reductions.  The increased gross margin in our OnSite Generation business unit is the result of product cost reductions and economies of scale as a result of increased revenues.

•	SG&A expenses were $2.6 million, a decrease of $1.4 million or 34% reflecting cost reduction initiatives.

•
R&D expenses were $0.9 million, an increase of $0.2 million or 31% as a result of product standardization and improved cost effectiveness in prototyping offset by the absence of $0.8 million of funding received during the fourth quarter of 2009.

The information in this section of our annual report was obtained from our quarterly unaudited consolidated financial statements, which are denominated in US dollars and have been prepared in accordance with Canadian GAAP. This information is, in the opinion of management, prepared using accounting policies consistent with the audited consolidated financial statements and includes all adjustments necessary for the fair presentation of the results of the interim periods. We expect our operating results to vary significantly from quarter to quarter and they should not be relied upon to predict future performance.

Reconciliation and Definition of Non-GAAP Measures

A description, calculation, and reconciliation of certain measures used by management.

Non-GAAP financial measures including earnings before interest, taxes, depreciation and amortization (“EBITDA”) and cash operating expenses are used by management to provide additional insight into our performance and financial condition. We believe these Non-GAAP measures are an important part of the financial reporting process and are useful in communicating information that complements and supplements the consolidated financial statements. Accordingly, we are presenting EBITDA and cash operating expenses in this Form 20-F to enhance the usefulness of our Form 20-F. In accordance with Canadian Securities Administration Staff Notice 52-306, we have provided reconciliations of our Non-GAAP financial measures to the most directly comparable Canadian GAAP number, disclosure of the purposes of the Non-GAAP measure, and how the Non-GAAP measure is used in managing the business.

Earnings Before Interest, Taxes, Depreciation and Amortization

We report EBITDA because it is a key measure used by management to evaluate the performance of business units and the Corporation. EBITDA is a measure commonly reported and widely used by investors as an indicator of a company’s operating performance and ability to incur and service debt, and as a valuation metric. The Corporation believes EBITDA assists investors in comparing a company’s performance on a consistent basis without regard to depreciation and amortization, which are non-cash in nature and can vary significantly depending on accounting methods or non-operating factors such as historical cost.

EBITDA is not a calculation based on Canadian GAAP or US GAAP and should not be considered an alternative to operating income or net income in measuring the Corporation’s performance, nor should it be used as an exclusive measure of cash flow, because it does not consider the impact of working capital growth, capital expenditures, debt principal reductions and other sources and uses of cash, which are disclosed in the consolidated statements of cash flows. Investors should carefully consider the specific items included in our computation of EBITDA. While EBITDA has been disclosed herein to permit a more complete comparative analysis of the Corporation’s operating performance relative to other companies, investors should be cautioned that EBITDA as reported by us may not be comparable in all instances to EBITDA as reported by other companies.

The following is a reconciliation of EBITDA with Net loss. EBITDA is regularly reported to the chief operating decision maker and corresponds to the definition used in our historical quarterly discussions.

EBITDA

(Thousands of U.S. dollars)

	2010	2009	2008
Net loss	$(8,557)	$(9,375)	$(14,319)
Amortization of property, plant and equipment	690	864	855
Amortization of intangible assets	96	120	249
Impairment of property, plant and equipment	-	317	-
Other income	(479)	(41)	(1,325)
Income tax expense (recovery)	3	(10,371)	116
EBITDA	$(8,247)	$(18,486)	$(14,424)

Cash operating costs
We report Cash operating costs because it is a key measure used by management to measure the fixed operating costs required to operate the ongoing business units of the Corporation. The Corporation believes cash operating costs is a useful measure in assessing our fixed operating costs.

Cash operating costs are not based on Canadian or US GAAP and should not be considered an alternative to loss from operations in measuring the Corporation’s performance, nor should it be used as an exclusive measure of our operating costs because it does not consider certain stock based compensation expenses, which are disclosed in the consolidated statements of operations. Investors should carefully consider the specific items included in our computation of cash operating costs. While cash operating costs were disclosed herein to permit a more complete comparative analysis of the Corporation’s cost structure relative to other companies, investors should be cautioned that cash operating costs as reported by us may not be comparable in all instances to cash operating costs as reported by other companies.

The following is a reconciliation of cash operating costs with loss from operations. Cash operating costs are regularly reported to the chief operating decision maker and correspond to the definition used in our historical quarterly discussions.

Cash operating costs

(Thousands of U.S. dollars)

	2010	2009	2008
Loss from operations	$9,033	$19,787	$15,528
Add: Gross margin	5,426	3,728	7,894
Less: Non-cash general and administrative expenses	(763)	-	-
Less: Stock-based compensation	(279)	(413)	(694)
Less: Amortization of property, plant and equipment	(690)	(864)	(855)
Less: Amortization of intangible assets	(96)	(120)	(249)
Less: Impairment of property, plant and equipment	-	(317)	-
Cash operating costs	$12,631	$21,801	$21,624

Impact of Inflation

None.

Impact of Foreign Currency Fluctuations
For information regarding the impact of foreign currency fluctuations on our Company, see “Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources – Foreign Currency Risk” and “Note 4 – Risk Management Arising from Financial Instruments – Foreign Currency Risk” to our consolidated financial statements, which can be found on page F-44 of this form, and is incorporated by reference herein.  We currently have limited currency hedging through financial instruments. We carry a portion of our short-term investments in Canadian dollars and euros.

Governmental Policies
For information regarding the potential impact of changes in governmental policies on the Company, see “Item 3.  Key Information – Risk Factors – Risk Factors Related to Our Business and Industry.”

LIQUIDITY AND CAPITAL RESOURCES

The following section explains how we manage our cash and capital resources to carry out our strategy and deliver results.

Cash Used in Operating Activities

(Thousands of U.S. dollars)

	Years ended December 31		Favourable
	2010	2009	(Unfavourable)
EBITDA loss	$(8,247)	$(18,486)	$10,239	55%
Other income	479	41	438	1,068
Change in non-cash working capital	(3,593)	(3,632)	39	1
Other items	1,250	10,992	(9,742)	(89)
Cash used in operating activities	$(10,111)	$(11,085)	$974	9%

Changes in cash used in operating activities in 2010 compared to 2009 are discussed below.

•
EBITDA loss decreased $10.2 million or 55% as described in Section 3 - Operating Results of the Corporation’s 2010 Management’s Discussion of Financial Condition and Results of Operations for the year ended December 31, 2010 (incorporated by reference from Exhibit 99.2 to the Corporation’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed  with the U.S. Securities and Exchange Commission on March 29, 2011 (“the 2010 MD&A”) and is incorporated by reference herein.

•	Other income increased $0.4 million primarily as a result of the net impact of litigation settlements discussed in Section 3 - Operating Results of the 2010 MD&A.

•	Changes in non-cash working capital increased less than $0.1 million as described in Section 4 - Financial Condition of the 2010 MD&A.

•
Other items decreased by $9.7 million or 89% primarily as a result of the absence of the 2009 recovery of income taxes of $10.4 million resulting from the closing of the APIF Transaction in 2009, which generated proceeds of $10.4 million, prior to transaction costs.

At current operating levels, we anticipate consuming between $6.0 million and $9.0 million in 2011 to fund our anticipated EBITDA losses, non-cash working capital requirements and capital expenditures.  In the event we are successful in securing orders in excess of our base case revenue outlook, our cash requirements would increase.

While our consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations, there are material uncertainties related to certain adverse conditions and events that cast significant doubt on the validity of the Company to continue as a going concern. The Company has not yet realized consistent profitable operations and continues to use cash to fund its operations. The Company’s ability to continue as a going concern is dependent on the successful execution of its business plan, which involves, among other things: (i) securing additional financing to fund its operations; (ii) continued investment in research and development through advancing product designs for efficiency, durability, cost reduction and entry into  complementary markets to improve overall gross margins; (iii) increasing market penetration and sales to improve operating cash flow; and (iv) actively managing its working capital to preserve cash resources.

See also the risks related to our financial condition contained in “Item 3. Key Information – Risk Factors.”

At present, the success of these initiatives cannot be assured due to certain material uncertainties and hence the appropriateness of the use of accounting principles applicable to a going concern.

The first material uncertainty is the ability of the Company to increase revenues and raise additional funding.   If the Company is unable to raise additional capital during 2011, in addition to the anticipated proceeds from the third and fourth tranches of the agreement with CommScope discussed below, the Company does not expect its operations to generate sufficient cash flow to fund its obligations as they come due. Additional funding may be in the form of debt or equity or a hybrid instrument depending on the needs of the investor.  There can be no assurances however that the Company will achieve profitability or positive cash flows or be able to obtain additional funding, or if obtained, it will be sufficient, or whether any other initiatives will be successful, such that the Company may continue as a going concern.

The second material uncertainty is that the Company’s liquidity issues may impair the Company’s ability to execute the Company’s business plan, and may result in the elimination of product development and commercialization efforts, reduction of sales and marketing efforts, and the foregoing of attractive business opportunities.  There are also uncertainties related to the timing and use of the Company’s cash resources and working capital requirements. These uncertainties include, among other things, the timing and volume of commercial sales and associated gross margins of existing products and for the development of markets and for customer acceptance of new products. Due to these and other factors, many of which are outside of Hydrogenics’ control, the Company may not be able to accurately predict our necessary cash expenditures or obtain financing in a timely manner to cover any shortfalls.

The third material uncertainty is that a continued slow return to economic growth could continue to have a negative impact on the Company’s business, results of operations and consolidated financial condition, or Hydrogenics’ ability to accurately forecast results, and it may cause a number of the risks the Company currently faces to increase in likelihood, magnitude and duration. Macro-level changes in the global economy began to affect the Company’s business in the fourth quarter of 2008. Operationally, the Company experienced a delay in closing orders. Financially, the Company experienced more challenging conditions as a result of weaker capital markets worldwide and anticipates these changes may continue to adversely impact the Company’s business, results of operations, consolidated financial position, and its ability to raise capital on favourable terms.

The consolidated financial statements do not include any adjustments or disclosures that may result from the Company’s inability to continue as a going concern. If the going concern assumption were not appropriate for these consolidated financial statements, adjustments may be necessary in the carrying values of assets and liabilities and the reported expenses and balance sheet classifications; such adjustments could be material.

On August 9, 2010, we entered into a strategic alliance with CommScope, Inc. of North Carolina, a subsidiary of CommScope a global leader in infrastructure solutions for communications networks.  This agreement calls for the use of proceeds to be used in the development and distribution of specialized fuel cell power systems and includes an equity investment in the Corporation. Under the terms of the strategic agreement, we anticipate developing next-generation power modules for telecom-related backup power applications, to be incorporated by CommScope into its products sold to customers worldwide. Under the subscription agreement, CommScope agreed to purchase from the Corporation up to a maximum of 2,186,906 common shares on a private placement basis in four tranches, for a maximum aggregate purchase price of $8.5 million. The first tranche, which closed on August 12, 2010, consisted of 879,393 common shares for an aggregate purchase price of $3.2 million ($3.68 per share). The second tranche, which closed on September 29, 2010, consisted of 207,268 common shares for an aggregate purchase price of $0.8 million ($3.68 per share). As a result of these two transactions, CommScope owns 1,086,661 common shares representing 19.8% of the outstanding common shares of the Corporation. The third and fourth tranches are subject to the satisfaction by ourselves of certain agreed upon product development milestones with respect to Hydrogenics' fuel cell business.  These development milestones are currently expected to occur in 2011. The agreement provides, among other things, that CommScope will have certain participation rights, in future financings, and, subject to maintenance of certain ownership requirements, will have the right to have one non-voting observer on our board of directors.  We have also entered into an intellectual property licence agreement on the closing of the first tranche, wherein we have granted to CommScope a licence to certain intellectual property resulting from the transaction, which will only be exercisable by CommScope upon the occurrence of specified triggering events (such as if the Corporation were to become insolvent or exit the fuel cell business).

In addition to the funds anticipated from the third and fourth tranches noted above, we anticipate we will require additional funding during 2011. We continue to review sources of financing, a combination of operating and related initiatives, as well as other alternatives to enhance shareholder value, including, but not limited to, alliances with strategic partners, private and public debt or equity financing alternatives, the sale or licensing of our technology or a substantial reorganization of our business.

At present, we have not entered into any definitive agreement or arrangement to implement any of these alternatives and there can be no assurance we will identify or be able to negotiate or carry out any of them. Further information will be provided if we intend to propose or pursue any or more of such alternatives.

Cash Provided By (Used in) Investing Activities
(Thousands of U.S. dollars)

	2010	2009	Change
Cash provided by (used in) investing operating activities	$467	$(1,465)	$1,932	132%

Cash provided by investing activities was $0.5 million in 2010, an increase of $1.9 million or 132% compared to 2009. This increase is the result of a $1.4 million decrease in restricted cash, a $0.4 million decrease in capital expenditures and a $0.1 million increase in proceeds received on disposal of property, plant and equipment.

Cash Provided By Financing Activities
(Thousands of U.S. dollars)

	2010	2009	Change
Cash provided by financing activities	$8,366	$108	$8,258	7,646%

Cash provided by financing activities was $8.4 million in 2010, an increase of $8.3 million compared to 2009 reflecting $8.4 million of net proceeds received from investments in common shares; $3.8 million from CommScope in the three months ended September 30, 2010 and $4.6 million from our registered direct equity offering with two institutional investors in the three months ended March 31, 2010. Cash provided by financing activities in 2009 reflects a $0.1 million decrease in deferred research and product development grants and less than $0.1 million of funds received on the exercise of stock options.

Credit Facilities
We utilize a credit facility with Dexia Bank (“Dexia”), a Belgian based financial institution, to better manage our short-term cash requirements and to support letters of guarantee provided to customers. As at December 31, 2010 and 2009, we had operating lines of credit up to 3.5 million euro, dependant on qualified orders. As at December 31, 2010 and 2009, we had no indebtedness on our credit facilities.

Pursuant to the terms of a credit facility, with Dexia, Hydrogenics Europe NV (the “Borrower”), a wholly-owned Belgian based subsidiary, may borrow a maximum of 75% of the value of awarded sales contracts, approved by Dexia, to a maximum of 2.0 million euro, along with a maximum of 1.5 million euro for general business purposes.  The credit facility bears interest at a rate of EURIBOR plus 1.45% per annum and is secured by a 1.0 million euro first charge secured against all the assets of the Borrower. This credit facility, which may be increased by an additional 1.5 million euro in certain circumstances, contains a negative pledge precluding the Borrower from providing security over its assets. Additionally, the Borrower is required to maintain a solvency covenant, defined as equity plus current account divided by total liabilities, of not less than 25%, and ensure that its intercompany account with Hydrogenics Corporation does not fall below a certain level.  As at December 31, 2010, the solvency covenant was 45%.  As at December 31, 2010, the intercompany account was in compliance with these covenants.

The amount of the available line of credit is reduced by the amount of outstanding standby letters of credit and letters of guarantee, if any, issued from time to time by Dexia. As at December 31, 2010, there is no availability under this line of credit as the Corporation has not submitted any sales orders for approval.

Financial Instruments
The Company’s financial instruments and the nature of the risks, existing or potential, are as set out in the following table:

Risk
Market Risks
	Credit	Liquidity	Currency	Interest Rate
Cash and cash equivalents and restricted cash (which are primarily held in euro and Canadian and U.S. dollars)	X		X	X
Short-term investments	X		X	X
Accounts receivable	X		X
Accounts payable and accrued liabilities		X	X

Credit risk
Credit risk arises from the potential a counterparty will fail to perform its obligations. Credit risk associated with cash and cash equivalents and short-term investments is minimized by ensuring financial assets are placed for short periods of time, generally less than 90 days, with governments, well capitalized financial institutions and other creditworthy counterparties. An ongoing review is performed by management to evaluate changes in the status of counterparties.

Credit risk associated with accounts receivable is minimized by carrying out a detailed review and approval by senior management of credit extensions to customers taking into account customer history, any amounts that are past due and any available relevant information about the customers’ liquidity and potential going concern problems. In addition, progress payments are generally required by customers as contracts are executed, which generally results in between 35% and 100% of a contract’s value being collected before shipments are made. Where credit terms are extended beyond shipment, terms are generally not granted beyond 60 days. We maintain provisions for potential credit losses and any such losses to date have been insignificant.

Credit risk associated with grants receivable is substantially minimized by ensuring funding agreements are only accepted from government entities or well capitalized corporations.

Foreign currency risk
Foreign currency risk arises because of fluctuations in exchange rates. We conduct a significant portion of our business activities in currencies other than the functional currency of the parent company (US dollars) and the functional currency of our self-sustaining subsidiary (euro).  This primarily includes Canadian dollar transactions at the parent company and US dollar transactions at our self-sustaining subsidiary.

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

Liquidity
Liquidity risk arises from our general funding needs and in the management of our assets, liabilities and optimal capital structure. We manage liquidity risk to maintain sufficient liquid financial resources to fund our consolidated balance sheet and to meet our commitments and obligations in the most cost-effective manner possible.

We have sustained losses and negative cash flows from operations since our inception. At December 31, 2010, we had approximately $9.0 million of cash and cash equivalents and restricted cash.  We expect to close the third and fourth tranches of the strategic alliance with CommScope in 2011 generating an additional $4.5 million of cash resources.  There are uncertainties related to the timing and use of our cash resources and working capital requirements. These uncertainties include, among other things, the timing and volume of commercial sales and associated gross margin of our existing products and the development of markets for, and customer acceptance of, new products.

Throughout 2011, we do not expect our operations to generate sufficient cash flow to fund our obligations as they come due. As such, these obligations will be funded out of existing and forecasted cash resources to the extent possible.

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

Commitments
The following table of our material contractual obligations as at December 31, 2010 sets forth the aggregate effect  these obligations are expected to have on our cash flows for the period indicated:

(Thousands of U.S. dollars)
Payments due in

Operating Leases
$810
2012	784
2013	706
2014	198
2015 and thereafter	37
$2,535

We cannot be certain we have or will be able to raise sufficient capital to repay our short and long-term contractual obligations and maintain planned levels of operations.

We do not have any material obligations under forward foreign exchange contracts, guarantee contracts, retained or contingent interests in transferred assets, outstanding derivative instruments or non-consolidated variable interests.

Our treasury policy is to invest in high-yield monetary interests to maximize yield and safeguard capital to fund our operating requirements.

RESEARCH AND DEVELOPMENT

For information regarding our research and development policies, see “Item 4. Information of the Company – Business Overview – Research and Product Development.”  For information regarding research and product development expenses for the fiscal years ended December 31, 2008, December 31, 2009, and December 31, 2010, see “Note 13. – Research and Product Development” to our consolidated financial statements, which can be found on page F-22 of this form, and is incorporated by reference herein.

Within our OnSite Generation business segment, we are focused on reducing the cost of our HySTAT® electrolyzer and improving its efficiency. Innovation in the design, elimination of non-value adding components, improved sourcing and fundamental electrochemical improvements have all contributed to continuous cost reduction in 2009. We recognize the opportunity for larger scale energy storage installations and are developing significant scale-up designs to better meet this market opportunity.

Within our Power Systems business segment, we are focused on reducing the cost of a fuel cell system, a remaining impediment to large scale adoption notwithstanding achieving significant milestones in 2010. For market opportunities, such as the home and backup power market requiring between 4 and 12 kilowatts of electrical power, we are developing a PEM based electrolyzer. We are attempting to offset a portion of the associated development expenses by entering into cost sharing agreements with OEMs and government agencies.

Recently, we have seen considerable interest in using hydrogen as a medium to store renewable energy, particularly wind and solar power, due to the favourable characteristics of hydrogen as an energy carrier. We are developing a renewable energy storage product incorporating an alkaline electrolyzer, a PEM fuel cell electrical generator and associated systems integration software. We anticipate adding other proprietary technologies to this product offering based on continued market intelligence. In time, we anticipate developing a product offering that will benefit from ancillary electrical power services such as grid balancing and load profiling.

Research costs and costs incurred in applying for patents and licences are expensed as incurred. Product development costs are expensed as incurred until the product or process is clearly defined and the associated costs can be identified, technical feasibility is reached, there is an intention to produce or market the product, the future market is clearly defined and adequate resources exist or are expected to be available to complete the project. To date, no product development costs have been capitalized.

Funding for research and product development includes government and non-government research and product development support. Research and product development support is recognized as the applicable costs are incurred unless it is for reimbursement of an asset, in which case it is accounted for as a reduction in the cost of the applicable asset.

TREND INFORMATION

Current Market Environment
As a global corporation, we are subject to the risks arising from adverse changes in global economic conditions. For example, in recent years, the direction and relative strength of many economies have become increasingly uncertain. If economic growth in leading or emerging economies is slowed, our current or potential customers may delay or reduce purchases. This has resulted in reductions in sales of our products, longer sales cycles, slower adoption of new technologies and increased price competition.

Over the past few years, the Corporation has taken significant steps to reduce operating and product costs and streamline its operations and consolidated financial position to better face a difficult economic situation. In 2010, we secured $18.3 million in orders, an increase of $1.9 million from $16.4 million in 2009.  We have no funded or secured debt obligations outstanding and maintain an order backlog of $17.1 million as at December 31, 2010 spread across numerous geographical regions.

We continue to witness governments in many jurisdictions showing a willingness to increase spending on alternative energy projects to stimulate the economy. We believe we are well positioned to benefit from government initiatives in Canada, the European Union and the United States of America, which will positively impact our business. Recently, an increase in interest and orders for fuelling stations in Europe has signaled what we believe could be a major increase in the size of this market.

In addition, the agreement with CommScope strengthens our existing partnership and lays the foundation for a strategic relationship dedicated to penetrating the large and growing market for telecom backup power systems. We have already worked closely with CommScope in India, North America and Europe, and both companies see strong potential demand for power modules that address opportunities within the significantly growing cell phone infrastructure around the globe. In that vein, we will work on developing a broader range of products at various power levels, aiming for more attractive solutions and better economies of scale for our customers.

However, as no business is immune to a slowdown in the economy, we experienced adverse effects in 2009, which only began to improve in 2010.  The Corporation closely monitors its exposure to the following potential risks, which could impact future profitability and cash flows: (i) sustained lower levels of orders, higher cancellation rates or significant delays of orders, any one of which would require production adjustments; and (ii) lower available customer financing, which could affect our customers’ ability to finance their purchases.

Delivery Outlook
We operate in various markets and in this Form 20-F, we define the market in which we have a product offering as a relevant market. Our delivery outlook is segmented by market and is subject to a number of factors that are within our control, such as product development and market engagement initiatives, as well as a number of factors that are beyond our control, such as macro economic conditions. As part of our annual business planning cycle, we make a number of assumptions regarding delivery outlook in each of our relevant markets in order to best allocate our resources, including the value of orders received, the timing of orders received and the timing of receipt of progress and final payments, among others.

Set forth below is a summary assessment of those factors we anticipate will most significantly influence deliveries by relevant market as well as our anticipated level of deliveries by relevant market.  We caution that readers should not place undue reliance on this assessment and refer to our caution regarding forward-looking statements on page 1 of this Form 20-F.

Relevant Market	Economic Activity in 2010	External and Company Specific Considerations	Anticipated Economic Activity in 2011
Industrial Gas	21 units delivered.	We expect the rebound from the economic slowdown in 2009 will continue to improve. We anticipate higher revenues when the Russian market fully regains its former levels.	We anticipate revenues and orders delivered will be higher than in 2010.

Hydrogen Fuelling Stations	2 units delivered.
Governments, particularly in the European Union continue to support programs to accelerate the use of hydrogen fuelling stations, particularly in Germany.
We are continuing to dedicate resources to secure additional business.
We anticipate revenues and orders delivered will be higher than in 2010.

Renewable Energy Storage	No units delivered.
Renewable energy storage is continuing to receive considerable attention throughout the world. We saw growth in this market in 2009 and it has the potential to become a compelling market segment in 2011. Accordingly, we continue to dedicate more resources to this market in 2011.
We anticipate revenues and orders delivered will be higher than in 2010.

Backup Power	7 units delivered.	We continue to progress in our relationship with CommScope which we believe positions us well for this market.	We anticipate revenues and orders delivered will be higher than in 2010.

Motive Power	34 units delivered.	Our system integration capability is well respected by OEMs. We have made good progress in numerous motive markets and are well positioned to address market opportunities.	We anticipate revenues and orders delivered will be higher than in 2010.

Other Power Products	No units delivered.	Our expertise on custom engineering projects is well regarded by end-users. We continue to target custom engineering projects on a case by case basis.	We anticipate revenues and orders delivered will be similar to 2010.

Industry Trends
A discussion of industry trends, by its nature, necessarily contains certain forward-looking statements.  Forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties that could cause actual results or events to differ materially from current expectations.  Please refer to the caution regarding Forward-looking statements contained in the “Forward-looking Statements” section on page 1 and “Item 3.  Key Information – Risk Factors” for a discussion of such risks and uncertainties and the material factors and assumptions related to the statements set forth in this section.

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

High prices for oil and natural gas. In recent years, oil and to a lesser extent natural gas prices have increased and it is anticipated that the general trend of prices will continue to rise over the long-term due to increased demand from emerging market economies such as China and India, localized supply constraints and political instability in oil producing areas.  As the cost of these commodities increases relative to the price of electricity, our electrolysis based on-site hydrogen generation products stand to become more cost competitive with other forms of hydrogen production and delivery, thereby increasing on-site generation market share.  Similarly, we expect the higher efficiency of fuel cells will make them increasingly appealing relative to conventional internal combustion engines.

Increased government legislation and programs worldwide promoting alternative energy sources including hydrogen. In recent years, numerous governments have introduced legislation to promote and develop the use of hydrogen in energy applications as a partial response to the risks and adverse effects associated with fossil fuels.  We anticipate this interest will accelerate over time.  Recent government legislation has been proposed or passed in many jurisdictions to support renewable energy initiatives.

The European Union has adopted an action plan to replace 20% of vehicles using diesel and gasoline fuels in the road transportation sector with vehicles that use natural gas and hydrogen by 2020.  European efforts include the European Commission (“EC”) establishing a platform to bring hydrogen and fuel cells to market and a proposed Joint Technology Initiative for public-private partnership.  The EC’s 6th Framework Programme is currently providing $2.2 billion over five years for hydrogen and fuel cell initiatives under the European Hydrogen and Fuel Cell Technology Platform.  As well, the EC has announced spending of approximately 1 billion euro per year between 2007 and 2013 as part of a European Strategic Energy Technology Plan tied to a proposed new energy policy for Europe. Hydrogen and fuel cells are included in that plan.

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

China and India also have growing concerns about energy supply and security, which are leading those countries to pursue initiatives promoting hydrogen and energy efficiency programs. Further, as the introduction of automobiles continues to accelerate in India and China, such dependency on fossil fuels may become increasingly unsustainable, creating an opportunity for hydrogen and fuel cells.

Additional Trends Information
For additional trends information, see “Item 3. Key Information – Risk Factors” and “Item 4. Information of the Company – Business Overview – Our Strategy” in this Form 20-F.

OFF-BALANCE SHEET ARRANGEMENTS

Contingent Off-Balance Sheet Arrangements
We do not have any material obligations under forward foreign exchange contracts, guarantee contracts, retained or contingent interests in transferred assets, outstanding derivative instruments or non-consolidated variable interests.

As a result of the Government of Canada’s commitment to developing domestic alternative energy technologies, we have entered into repayable contribution and other R&D arrangements with various Canadian government ministries and public sector enterprises. Under these arrangements, we have received $13.5 million of funding toward agreed upon R&D projects of which $6.5 million pertains to the Technologies Partnerships Canada (“TPC”) agreement discussed below. Pursuant to the agreements, the funding parties have a right to receive as repayment, between 0.3% and 4.0% of gross revenues attributable to the commercial exploitation of the associated technologies.  At this time, the amount of further product revenues to be recognized is uncertain, and accordingly no further liabilities for repayment have been accrued. These arrangements expire up to March 31, 2016, or when total amounts repaid reach the utilized amount of the advance, depending on the terms of the individual contracts. The amount of funding available to us under similar arrangements varies from year to year, and although we believe these agencies and enterprises will continue to support the industry, there is no guarantee of the amount of future funding.

In 1998, Stuart Energy Systems Corporation (“Stuart Energy”), a wholly owned subsidiary of the Corporation until October 27, 2009, entered into an agreement with TPC, a program of the Ministry of Industry of the Canadian government, to develop and demonstrate Hydrogen Fleet Fuel Appliances. This agreement was amended in 2003 to expand Stuart Energy’s scope of work and resulted in Stuart Energy receiving a total of CA$7.3 million of funding from TPC (the “TPC Agreement”). Pursuant to the TPC Agreement, Stuart Energy undertook to repay 150% of the funds advanced by TPC, or CA$17.4 million (the “Repayable Loan Amount”). The amended agreement required Stuart Energy to make royalty payments against the Repayable Loan Amount on April 1, 2007. In accordance with the terms of the amended agreement, Stuart Energy (now the Corporation) was required to make payments to TPC at 0.53% of its annual gross business revenues for a period of 12 years or until the Repayable Loan Amount is fully repaid. As of December 31, 2010, we had recognized $63.8 million in revenues and recorded a repayable amount of $0.3 million.

In January 2011, we entered into a settlement agreement with the Minister of Industry of the Canadian government (the “Minister”) whereby we agreed to pay $2.3 million to the Minister in full and final settlement of all claims and related options under the TPC Agreement. A total of $1.5 million shall be paid to the Minister in quarterly installments commencing January 4, 2011 and continuing until September 30, 2017. An additional payment of 3% of the net proceeds of all equity instrument financing transactions completed by the Corporation on or before September 30, 2017 or the sum of $0.8 million, whichever shall be the lesser amount shall be paid to the Minister.

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

We do not have any material obligations under forward foreign exchange contracts, retained or contingent interests in transferred assets, outstanding derivative instruments or non-consolidated variable interests.

Tabular disclosure of contractual obligations

As of December 31, 2010
(Thousands of U.S. dollars)
Payments due by period
Contractual Obligations	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Long-Term Debt Obligations	$-	$-	$-	$-	$-
Capital (Finance) Lease Obligations	-	-	-	-	-
Operating Lease Obligations	2,535	810	1,688	37	-
Purchase Obligations	-	-	-	-	-
Other Long-Term Liabilities Reflected on the Company’s Balance Sheet under the GAAP of the primary financial statements	-	-	-	-	-
Total	$2,535	$810	$1,688	$37	$-

We have never declared or paid any cash dividends on our common shares.

The current income tax expense (recovery) in 2009  includes $10,464 of proceeds received from the APIF Transaction (which is defined below under “Item 4. Information on the Company”).  This amount will not reccur in future years.

ITEM 6.             DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

Directors
The following table sets forth information with respect to our directors as of March 28, 2011:

Name and Province or State and Country of Residence	Title	Director or Executive Officer Since
Douglas Alexander (1) Ontario, Canada	Chairman of our Board of Directors	2006

Michael Cardiff (1) (2) Ontario, Canada	Director	2007

Joseph Cargnelli Ontario, Canada	Chief Technology Officer and Director	1996

Henry J. Gnacke Michigan, U.S.A.	Director	2008

Norman M. Seagram (1) (3) Ontario, Canada	Director	2000

Daryl Wilson Ontario, Canada	President and Chief Executive Officer and Director	2006

1.	Member of the Audit Committee and the Human Resources and Corporate Governance Committee.
2.	Chairman of the Human Resources and Corporate Governance Committee.
3.	Chairman of the Audit Committee.

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

Michael Cardiff, Director. Mr. Cardiff joined our Board of Directors in November 2007. Currently, Mr. Cardiff is the Chief Executive Officer of Accelerents, a consulting firm focused on strategy development. Prior to holding that position, Mr. Cardiff held numerous senior positions in a number of technology companies including large multinationals such as EDS and IBM as well as startup companies such as Fincentric, Convergent Technologies, Tandem, and Stratus Computer. Mr. Cardiff is currently a director of Descartes Systems Group and Medic Alert. Mr. Cardiff has also served as a director of Burntsand Inc., Husky Injection Molding Systems, Solcorp, Visible Genetics, Spectra Security Software Visible Decisions and the Toronto Film Festival, Roy Thomson Hall. Mr. Cardiff has received many awards including “A Canadian Export Life Time Achievement Award.” In 1998, Mr. Cardiff was named one of Canada’s “Top 40

Under 40,” recognizing him as one of the nation’s most successful young leaders. Mr. Cardiff is a member of, and holds the ICD.d designation from the Institute of Corporate Directors. Mr. Cardiff resides in Ontario, Canada.

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

Henry J. Gnacke, Director. Mr. Gnacke joined our Board of Directors in May 2008. He is currently a Senior Director at OHorizons LLC. , a corporate advisory firm, specializing in acquisitions, manufacturing and retail. Formerly, Mr. Gnacke was the Executive Director, Global Purchasing Supply chain at General Motors Corporation. He was responsible for Alternative Propulsion Technologies and specifically Fuel Cell propulsion and storage systems. Mr. Gnacke has over 30 years of experience and has held numerous positions at General Motors Corporation, including several international assignments in the Middle East, Asia and Europe. Mr. Gnacke is the nominee of General Motors in connection with our strategic alliance with General Motors. He is currently working toward  his C. Dir designation. Mr. Gnacke resides in Michigan, U.S.A.

Norman M. Seagram, Director. Mr. Seagram served as Chairman of our Board of Directors from July 2000 to December 2006, as Lead Director from January 2007 to September of that year, and subsequently as Chairman until May 2009. Mr. Seagram was President of Sportsco International LP (SkyDome) from February 2001 to March 2003.  From September 1996 to May 1997, Mr. Seagram was President and Chief Executive Officer of Molson Inc. (now Molson Coors), a company he had previously served for 24 years in a variety of senior management positions.  From October 1992 to August 1996, Mr. Seagram was Chairman and Chief Executive Officer of Air Liquide Canada, Inc., a producer of industrial gases.  Mr. Seagram is  Chairman of the Toronto Symphony Foundation, a trustee of Trinity College School and the Toronto Symphony Foundation, and he is a director of Harbourfront Foundation.  He has served on the advisory board of the Faculty of Applied Science and Engineering, University of Toronto and INSEAD, Fontainebleau, France. He is a former director of the Toronto Economic Development Corporation (TEDCO).  Mr. Seagram resides in Ontario, Canada.

Daryl Wilson, President and Chief Executive Officer and Director. Mr. Wilson was appointed President and Chief Executive Officer in December 2006. Prior to joining Hydrogenics, Mr. Wilson held senior leadership positions at Royal Group Technologies Inc., ZENON Environmental Inc., Toyota and Dofasco Inc. In 1990 Mr. Wilson earned an MBA from McMaster University in Operations Management/Management Science. Mr. Wilson is a Professional engineer and holds a Bachelor's degree in Chemical Engineering from the University of Toronto. Mr. Wilson is a Chartered Director (C.Dir), having graduated in 2009 from Director’s College. Mr. Wilson resides in Ontario, Canada.

Executive Officers
The following table sets forth information with respect to our executive officers as of March 28, 2011:

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

Wido Westbroek, Vice President and General Manager. Mr. Westbroek joined us in 2006 as Vice President, Operations of the Belgium OnSite Generation business. His former career, spanning 18 years, was with Powerlasers, a developer and manufacturer of unique laser welding technology and a maker of auto parts for major automotive OEMs based in Canada and the U.S. Mr. Westbroek received his Bachelor of Science in Physics at the University of Waterloo in Ontario.

For information regarding the backgrounds of Mr. Cargnelli and Mr. Wilson, see “Directors” above.

COMPENSATION

As the Company reports its financial results in U.S. dollars, the following discussion is prepared showing U.S. dollars, except as otherwise noted, notwithstanding that the currencies in which our President and Chief Executive Officer, our Chief Financial Officer and our three most highly compensated executives, other than the President and Chief Executive Officer and Chief Financial Officer (collectively, the “Named Executive Officers”) are paid in Canadian dollars and euro. The average exchange rates for the year ended

December 31, 2010, for the purposes of the following disclosure, are U.S.$1 = CA $1.04, and U.S.$1 = 0.75 euro.

The following compensation discussion and analysis is intended to supplement the more detailed information concerning compensation of executive officers and directors that appears in the tables that follow. Our goal is to provide a better understanding of our compensation practices and decisions made concerning the compensation payable to our executive officers and directors for 2010.

Elements of Executive Compensation Program
Our executive compensation program has three principal components: base salary; short-term incentive (paid in cash); and long-term, equity-based incentives.

We believe this variable compensation encourages high performance, promotes accountability and ensures the interests of our executive officers are aligned with the interests of shareholders by linking individual performance and increases in shareholder value. Each of the components’ specified objectives are set forth below.

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

Base Salary
The objectives of base salary are to recognize market pay, acknowledge competencies and skills of individuals and reward individual contribution.  The annual base salary for each of our Named Executive Officers was initially determined at the time of hire based on a number of customary factors and is documented in an employment agreement provided to the executive officer (see also “Summary Compensation Table – Employment Agreements”). Historically, we retain compensation consultants to assist in determining appropriate levels of salary and bonus payable to our executive officers, based on relevant market data concerning the market place and our peer group. This data is then used as a basis for determining the executive officer’s initial base salary.

Short-term Incentives
We provide a short-term incentive plan in which the Named Executive Officers, as well as other managers and employees participate. This incentive plan is intended to reward achievement of short-term financial performance and milestones and focus on key financial, strategic and other business objectives.  Pursuant to the short-term incentive plan, we have established layers of performance incentives up to certain percentages of base salary based on market benchmarking. In landmark years, the committee may elect to award a “stretch maximum” of 100% of base salary. The percentage that an executive is awarded is based on the achievement of corporate objectives, the achievement of business unit objectives and the achievement of individual objectives. Certain Named Executive Officers have employment agreements with us that modify our short-term incentive compensation (see “Summary Compensation Table – Employment Agreements”).

For 2010, the target bonuses were equal to 40% of the base salary for the Vice President and General Manager and Vice President, Finance and Corporate Controller, and 50% for each of President and Chief Executive Officer, Chief Financial Officer and Corporate Secretary and Chief Technology Officer.

Long-term Incentives
Long-term compensation is designed to focus executives’ attention on the long-term interests of the Company and its shareholders, and consists of two elements for our executive officers: Stock Option Plan – pursuant to which we grant options to certain employees and officers to purchase Shares at a fixed price; and RSU Plan – pursuant to which we grant certain executive officers RSUs, representing the cash equivalent of Shares, subject to the vesting, forfeiture and other restrictions the Board of Directors may determine.

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

The stock option plan provides that options will expire no later than 10 years from the grant date or, if that date occurs during a blackout period or other period during which an insider is prohibited from trading in our securities by our insider trading policy, 10 business days after the period ends, subject to certain exceptions. Options will have an exercise price per share of not less than the closing price of the Shares on the TSX on the trading day before the option is granted. Unless otherwise specified in a particular option agreement, options granted under this plan will vest over three years with one-third of the option grant vesting each year.

Issuances of options under the stock option plan are subject to several restrictions. No more than 10% of the Shares outstanding may be issued under the stock option plan and all other security based compensation arrangements in any one-year period. In addition, the number of Shares reserved for issuance pursuant to options granted to any one person under the stock option plan and all other security based compensation arrangements cannot exceed 5% of the outstanding Shares.

The aggregate number of Shares reserved for issuance pursuant to options granted to insiders under the stock option plan cannot exceed 10% of the outstanding Shares. Further, within any-one year period, insiders may not, in the aggregate, be issued under the stock option plan and all other security based compensation arrangements a number of Shares that exceeds 10% of the outstanding issue and no individual insider may be issued a number of Shares that exceeds 5% of the outstanding issue.

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

Currently there are 480,000 Shares reserved for issuance under the stock option plan representing approximately 8.7% of the total number of issued and outstanding Shares.

As at December 31, 2010, the Company had 286,545 stock options outstanding.  On January 18, 2011, in light of the desire to make a greater amount of stock options available for non-executive officers and having regard for the limited level of stock options available for granting, the Corporation’s named executive officers voluntarily surrendered all 157,596 stock options previously held by them As of March 28, 2011, 219,617 stock options remain available for grant, representing approximately 4.0% of the total number of issued and outstanding Shares. Since the stock option plan was adopted, options exercised resulted in the issuance of 131,434 Shares as of March 28, 2011.

If an option holder’s employment or term as a director or consultant ceases as a result of the option holder’s death, retirement or disability or because of the sale of the Company that employs the option holder, or to which the option holder is a director or consultant, all options vest immediately and may be exercised for 180 days (or, if earlier, to the end of the term). If an option holder’s employment or term as a director or consultant is terminated without cause, the option holder’s options, which are vested or which would otherwise have vested within the reasonable or contractual notice period, may be exercised for 90 days or, if earlier, to the end of the term. If an option holder’s employment or term as a director or consultant is terminated by voluntary resignation, vested options may be exercised for, 90 days or, if earlier, to the end of the term, and unvested options are cancelled. If an option holder’s employment or term as a director or consultant is terminated for cause, all options are immediately cancelled. Notwithstanding the foregoing, but subject to applicable securities laws, the Board of Directors may, at its discretion, permit the exercise of any or all options held by an option holder in the manner and on the terms authorized by the Board; provided the Board may not authorize the exercise of an option beyond 10 years from the date of grant, excluding any automatic extension for an expiry date that falls in a blackout period.

Options are non-transferable. The Board of Directors has the discretion to accelerate vesting and expiration of options in connection with a change of control of the company, a sale of all or substantially all of the assets of the Company or a dissolution or liquidation of the Company. The Board of Directors may further take such steps it deems equitable and appropriate to adjust the number of Shares that may be acquired on the exercise of any options or the exercise price in the event the Company effects a subdivision or consolidation of the Shares, payment of a stock dividend (other than in lieu of a cash dividend), or other change in capitalization of the Company, or upon any amalgamation, continuation, reorganization involving the company, by exchange of Shares, by sale or lease of assets or otherwise, to preserve the proportionality of the rights and obligations of the option holders.

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

The RSU Plan provides for grants of RSUs to certain employees (each a ‘‘participant’’) of the Company and its affiliates. In determining the number of RSUs to be granted, the Human Resources and Corporate Governance Committee may take into account such milestones and criteria as it may determine at the time of grant. An RSU is a right to receive a cash payment based on the value of a Share, subject to the vesting, forfeiture and other restrictions the Board of Directors may determine. RSUs are credited to an account in the name of the participant. If a dividend is paid on Shares, each participant’s RSU account is credited with additional RSUs (a ‘‘dividend RSU’’) equal to a fraction where the numerator is the product of: (a) the number of RSUs credited to the participant on the date the dividends are paid, and (b) the dividend paid per Share, and the denominator is the closing price per Share on the TSX on the last trading day on which the Shares were traded preceding the date on which dividends are paid.

Each RSU vests no later than December 31 of the third calendar year following the calendar year in respect of which the RSU is granted or such earlier date as is determined at our Board’s discretion. RSUs are redeemed within 30 days following the vesting date (and no later than the December 31 date referenced above), by a cash payment to the participant equal to the number of vested RSUs multiplied by the closing price per Share on the TSX on the last trading day on which the Shares were traded preceding the vesting date. A dividend RSU vests on the same day as the RSU in respect of which it was granted and is redeemed by the Company on the same date as the applicable RSU.

If a participant dies, retires or his or her employment is terminated by the Company without cause, or for disability or because of the sale of the Company that employs the participant, or to which the participant is a director or consultant, then a pro rata portion of unvested RSUs credited to the participant will vest and be redeemed. If the employment of a participant is terminated by resignation of the participant the participant forfeits all rights to unvested RSUs. If the employment of a participant is terminated for cause, that participant forfeits all rights to vested and unvested RSUs. The Board of Directors may accelerate the vesting of RSUs in connection with a change of control.

RSUs are non-assignable. The Board of Directors determines which employees will be granted RSUs; the time or times when RSUs will be granted, the number of RSUs to be granted, and the date or dates on which RSUs will vest. The Human Resources and Corporate Governance Committee administers the RSU Plan.

The Board may from time to time amend or suspend the RSU Plan in whole or in part and may at any time terminate the RSU Plan without prior notice. However, except as expressly set forth in the RSU Plan, no such amendment, suspension, or termination may adversely affect the RSUs previously granted to a participant without the consent of the affected participant.

Summary Compensation Table

The following table provides a summary of compensation earned during the financial year ended December 31, 2010 by the Named Executive Officers.
Name and Principal Position	Salary ($)	Share Based Awards ($)	Option Based Awards ($)	Non-equity Incentive Plan Compensation (1) ($)	All Other Compensation (2) ($)	Total Compensation ($)
Daryl Wilson, President & Chief Executive Officer	354,906	217,766	Nil	63,283	Nil	635,955
Lawrence Davis, Chief Financial Officer and Corporate Secretary	241,262	55,131	38,706	40,052	Nil	375,151
Joseph Cargnelli, Chief Technology Officer	184,192	113,017	Nil	32,843	Nil	330,052
Wido Westbroek, (3) Vice President and General Manager	154,152	55,001	Nil	21,926	Nil	231,079
Jennifer Barber, Vice President, Finance and Corporate Controller	139,507	42,726	Nil	19,866	Nil	202,099

1.	This represents the Company’s short-term incentive plan. The Company does not have any non-equity long-term incentive plans.
2.	Benefits did not exceed the lesser of CA $50,000 and 10% of the total annual salary and bonuses of any of the Named Executive Officers.
3.	Mr. Westbroek’s salary is paid in euro.

Employment Agreements

Daryl Wilson’s employment agreement provides for a base salary of CA $395,000, subject to annual review, and a discretionary short-term incentive bonus of up to 50% of his base salary.

Lawrence Davis’s employment agreement provides for a base salary of CA $250,000, subject to annual review, and a discretionary short-term incentive bonus of up to 50% of his base salary.

Joseph Cargnelli’s employment agreement provides for a base salary of CA $205,000, subject to annual review, and a discretionary short-term incentive bonus of up to 50% of his base salary.

Wido Westbroek’s employment agreement provides for a base salary 126,500 euro, and a discretionary short-term incentive bonus of up to 40% of his base salary.

Jennifer Barber’s employment agreement provides for a base salary of CA $155,000, subject to annual review, and a discretionary short-term incentive bonus of up to 40% of her base salary.

Incentive Plan Awards

Outstanding Share-based Awards and Option-based Awards During the Year Ended
December 31, 2010 (1)
	Option-based Awards				Share-based Awards
	Number of				Number of	Market or Payout
	Securities			Value of	Shares or	Value of Share
	Underlying	Option		Unexercised	Units	Based Awards
	Unexercised	Exercise	Option	In-the-	of Shares	That
	Options	Price	Expiration	money	That Have	Have Not Vested
Name	(#)	(CA $)	Date	Options	Not Vested	(CA $)
Daryl Wilson	9,000	$40.00	December 8, 2016	Nil	110,840	415,651
	8,564	$29.25	March 23, 2017	Nil
	15,100	$14.50	March 12, 2018	Nil
	40,000	$13.25	March 27, 2019	Nil

Lawrence Davis	4,000	$127.50	February 8, 2015	Nil	47,356	177,586
	2,600	$112.75	May 16, 2015	Nil
	4,214	$84.25	May 23, 2016	Nil
	11,116	$29.25	March 23, 2017	Nil
	9,556	$14.50	March 12, 2018	Nil
	8,568	$13.25	March 27, 2019	Nil
	13,332	$4.91	April 5, 2020	Nil

Joseph Cargnelli	6,268	$14.50	March 12, 2018	Nil	61,576	230,913
	7,020	$13.25	March 27, 2019	Nil

Wido Westbroek	3,000	$54.75	July 14, 2016	Nil	26,704	100,141
	2,748	$29.25	March 23, 2017	Nil
	1,780	$14.50	March 12, 2018	Nil
	2,500	$13.25	March 27, 2019	Nil

Jennifer Barber	222	$192.50	October 1, 2011	Nil	20,876	78,286
	1,000	$112.75	May 16, 2015	Nil
	1,016	$84.25	May 23, 2016	Nil
	2,580	$29.25	March 23, 2017	Nil
	1,552	$14.50	March 12, 2018	Nil
	1,860	$13.25	March 27, 2019	Nil

1.
On January 18, 2011, in light of the desire to make a greater amount of stock options available for non-executive officers and with regard to the limited level of stock options available for granting, the Corporation’s named executive officers voluntarily surrendered all 157,596 stock options as previously held by them.

Incentive Plan Awards - Value Vested or Earned During the Year Ended December 31, 2010

Name	Option-based Awards - Value Vested During the Year ($)	Share-based Awards - Value Vested During the Year ($)	Non-equity Incentive Plan Compensation - Value Earned During the Year ($)
Daryl Wilson	Nil	Nil	63,283
Lawrence Davis	Nil	Nil	40,052
Joseph Cargnelli	Nil	Nil	26,274
Wido Westbroek	Nil	Nil	21,926
Jennifer Barber	Nil	Nil	19,866

Compensation of Directors

Director Compensation Table
The following table provides a summary of compensation earned during the financial year ended December 31, 2010 by our directors.

Name	Fees Earned ($)	Share-based Awards ($)	Option-based Awards ($)	Non-equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Douglas S. Alexander	47,625	57,375	n/a	n/a	Nil	105,000
Michael Cardiff	55,500	34,000	n/a	n/a	Nil	89,500
Henry J. Gnacke	27,000	24,000	n/a	n/a	Nil	51,000
Norman M. Seagram	Nil	80,000	n/a	n/a	Nil	80,000

In 2010, each of our directors who is considered “independent” was paid an annual fee of $12,000 for his services as a director and an attendance fee of $1,000 for each Board or committee meeting attended.  Each committee chair received an additional attendance fee of $500 for each committee meeting attended.  Our Chairman of the Board was paid an annual fee of $25,000 for his services and an attendance fee of $1,500 for each Board meeting attended.  All directors were reimbursed for travel and other reasonable expenses incurred in attending Board and committee meetings.

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

Pursuant to the DSU Plan, independent directors are entitled to elect to receive all or any portion of their annual retainer and meeting fees in the form of deferred share units (“DSUs”) instead of cash. A DSU is a right to receive a cash payment based on the value of a common share, credited by means of a bookkeeping entry in the books of the Company, to an account in the name of the independent director. At the end of the director’s tenure as a member of the Board, the director is paid, in cash, the market value of the common shares represented by the DSUs.  As a result of the implementation of the DSU Plan, directors were not eligible to receive additional awards of stock options.  The Board of Directors has approved the following annual DSU grants to independent directors:  independent director – $24,000 equivalent in DSUs; Chair of the Human Resources and Corporate Governance Committee - $34,000 equivalent in DSUs; Chair of the Audit Committee - $34,000 equivalent in DSUs; and Chairman of the Board of Directors - $39,000 equivalent in DSUs.

Contemporaneously with the adoption of the DSU Plan, the Board also established ownership guidelines for directors pursuant to which each non-employee director is required to hold Shares and/or DSUs equal to five times the director’s annual cash retainer within three years of initial appointment.

Incentive Plan Awards

Outstanding Share-based Awards and Option-based Awards During the Year Ended December 31, 2010

	Option-based Awards				Share-based Awards
Name	Number of securities Underlying Unexercised Options (#)	Option exercise price (CA $)	Option Expiration Date	Value of Unexercised In-the- money options	Number of Shares or Units of Shares That Have Not Vested	Market or Payout Value of Share Based Awards That Have Not Vested (CA $)
Douglas S. Alexander	n/a	n/a	n/a	n/a	n/a	n/a
Michael Cardiff	n/a	n/a	n/a	n/a	n/a	n/a
Henry J. Gnacke	n/a	n/a	n/a	n/a	n/a	n/a
Norman M. Seagram	480 320 400 480 600	217.50 218.75 205.00 147.75 164.50	Jan 31, 2011 May 16, 2011 Jun 27, 2012 May 30, 2013 May 27, 2014	Nil Nil Nil Nil Nil	n/a	n/a

Incentive Plan Awards - Value Vested or Earned During the Year Ended December 31, 2010

Name	Option-based Awards - Value Vested During the Year ($)	Share-based Awards - Value Vested During the Year ($)	Non-equity Incentive Plan Compensation - Value Earned During the Year ($)
Douglas S. Alexander	n/a	57,375	n/a
Michael Cardiff	n/a	34,000	n/a
Henry J. Gnacke	n/a	24,000	n/a
Norman M. Seagram	n/a	80,000	n/a

Post-retirement Benefit Obligations

For information regarding accrued post-retirement benefit obligations, see “Note 10. – Accounts Payable and Accrued Liabilities” to our consolidated financial statements, which can be found on page F-19 of this form, and is incorporated by reference herein.

BOARD PRACTICES

For information regarding the period during which the directors and executive officers have served in office, see “Item 6. Directors, Senior Management and Employees – Directors and Senior Management” above.  Each director elected will hold office until the next annual meeting of shareholders or until his successor is duly elected or appointed.

Termination and Change of Control Benefits of Executive Directors
Mr. Wilson’s employment agreement provides that Mr. Wilson is entitled to 18 months’ salary and bonus in lieu of notice if he is terminated without cause from his position at any time, or if he is terminated upon a change of control of the Company. This amount is equal to a maximum of approximately CA $888,750 based on Mr. Wilson’s current compensation. The agreement also provides that all outstanding stock options held by Mr. Wilson will immediately vest upon termination without cause or termination resulting from a change of control of the Company. Mr. Wilson has agreed to refrain from competing with and interfering in the business of Hydrogenics for a period of one year subsequent to his termination for any reason. Under the RSU Plan, if Mr. Wilson's employment is terminated by the Company without cause, prior to the vesting date of any awarded RSUs, then a pro rata portion of such RSUs will vest immediately prior to the date of his termination of employment. The value of such RSUs, as of December 31, 2010, is CA $135,809.

Mr. Davis’ employment agreement provides that Mr. Davis is entitled to 18 months’ salary and bonus in lieu of notice if he is terminated without cause from his position at any time, or if he is terminated upon a change of control of the Company. This amount is equal to a maximum of approximately CA $562,500 based on Mr. Davis’ current compensation. The agreement also provides that all outstanding stock options held by Mr. Davis will immediately vest upon termination without cause or termination resulting from a change of control of the Company. Mr. Davis has agreed to refrain from competing with and interfering in the business of Hydrogenics for a period of one year subsequent to his termination for any reason. Under the RSU Plan, if Mr. Davis’ employment is terminated by the Company without cause, prior to the vesting date of any awarded RSUs, then a pro rata portion of  such RSUs will vest immediately prior to the date of his termination of employment. The value of such RSUs, as of December 31, 2010, is CA $76,994.

Mr. Cargnelli’s employment agreement provides that Mr. Cargnelli is entitled to 24 months’ salary and one and a half times the average bonus paid in the two fiscal years preceding termination in lieu of notice if Mr. Cargnelli is terminated without cause from his position at any time, or if he is terminated upon a change of control of the Company.  This amount is equal to a maximum of approximately CA $717,500 based on Mr. Cargnelli’s current compensation. Mr. Cargnelli has agreed to refrain from competing with and interfering in the business of Hydrogenics for a period of three years subsequent to his termination for any reason.  Under the RSU Plan, if Mr. Cargnelli's employment is terminated by the Company without cause, prior to the vesting date of any awarded RSUs, then a pro rata portion of such RSUs will vest immediately prior to the date of his termination of employment. The value of such RSUs, as of December 31, 2010, is CA $75,215.

Human Resources and Corporate Governance Committee

Composition of Human Resources and Corporate Governance Committee
The following individuals served as the members of the Human Resources and Corporate Governance Committee as at December 31, 2010 and March 28, 2011: Michael Cardiff (Chair), Douglas S. Alexander and Norman M. Seagram.

Each member of the Human Resources and Corporate Governance Committee is independent under tests established by legal and stock exchange requirements to which the Company is subject.  None of the members of the Human Resources and Corporate Governance Committee is an officer, employee or former officer or employee of the Company or any of its affiliates.

Nomination of Directors and Compensation
Annually, the Human Resources and Corporate Governance Committee assesses the size of the Board of Directors, the competencies, skills and qualities required of the Board of Directors in order to add value to the Company, and the competencies, skills and qualities of existing directors.  Based on this assessment, the Human Resources and Corporate Governance Committee will consider whether to recommend any changes to the composition of the Board of Directors, including proposing nominations to the Board for approval.  When required, the Human Resources and Corporate Governance Committee will evaluate potential candidates for serving as a director with regard to the background, employment and qualifications of possible candidates and will consider whether the candidate’s competencies, skills and  qualities are aligned with the Company’s needs.

In fulfilling its charter, the committee’s role also includes reviewing and reporting to the Board on: human resource planning; including the terms of the compensation packages provided to our employees; succession planning and senior management appointments; the levels and form of executive compensation in general; and the specific compensation of senior executives, including the annual compensation of the President and Chief Executive Officer. The committee also administers the Company’s stock option plan, the DSU Plan and the RSU Plan and reviews and makes recommendations to the Board regarding the annual compensation of non-employee directors.

Report of the Human Resources and Corporate Governance Committee
The Human Resources and Corporate Governance Committee ensures the Company develops and implements an effective and efficient approach to corporate governance and has a plan for the continuity of its officers and an executive compensation plan that is motivational and competitive, which will attract, retain and inspire executive management and other key personnel.
The committee ensures the Company’s business and affairs are carried out in a transparent manner that will enhance shareholder value.  The committee assesses the effectiveness of the Company’s corporate governance processes and compensation policies and, where appropriate, makes recommendations with respect to the implementation, development and modification with respect to these processes and policies.

In 2010, the Human Resources and Corporate Governance Committee, in fulfilling its responsibilities, took the following measures:

With respect to Human Resources:

•	reviewed and approved, on an aggregate basis, the total compensation of all employees of the Corporation and all subsidiaries of the Corporation;

•
reviewed and approved corporate goals and objectives relevant to Chief Executive Officer compensation, evaluated the Chief Executive Officer's performance in light of those goals and objectives, and set the Chief Executive Officer's compensation level based on this evaluation;

•
reviewed the Chief Executive Officer's evaluation of the performance of the other officers of the Corporation and such other senior management and key employees of the Corporation or any subsidiary of the Corporation as identified to the Committee by the Board (collectively, the “Designated Executives”) and reviewed the Chief Executive Officer's recommendations with respect to the amount of compensation to be paid to the Designated Executives;

•	reviewed and assessed the competitiveness and appropriateness of and approved the compensation package of each of the Designated Executives;

•
reviewed and approved any employment contracts or arrangements with each of the Designated Executives, including any retiring allowance arrangements or any similar arrangements to take effect in the event of a termination of employment;

•	reviewed and recommended to the Board compensation policies and processes and in particular, the compensation policies and processes for the Designated Executives;

•
in determining the long-term incentive component of the Chief Executive Officer's compensation and each Designated Executive's compensation, considered the Corporation's performance and relative shareholder return, the value of similar incentive awards to executives at comparable companies, and the awards given to Corporation executives in past years;

•
made recommendations to the Board with respect to incentive compensation and equity-based plans, and reviewed and made recommendations with respect to the performance or operating goals for participants in such plans;

•	administered, approved and ratified awards under incentive compensation and stock plans, including amendments to the awards made under any such plans, and review and monitored awards under such plans;

•	reviewed and report to the Board on the appropriateness of the succession planning of the Corporation, including appointing, training and monitoring senior management;

•	reviewed the significant human resources policies, plans and programs of the Corporation to ensure that they are supportive of the Corporation's near and long-term strategies; and

•
undertook on behalf of, and in an advisory capacity to, the Board such other initiatives as considered necessary or desirable to assist the Board in discharging its responsibility to ensure that appropriate human resources development, performance evaluation, compensation and management development programs are in place and operating effectively.

With respect to Corporate Governance:

•
reviewed qualification criteria for Board members, and actively sought individuals qualified to become Board members for recommendation to the Board in accordance with the guidelines determined by the Board of Directors, from time to time;

•	received comments from all directors and reported to the Board with an assessment of the Board's and individual's performance;

•	developed and recommend to the Board a Code of Business Conduct and Ethics, and considered any requests for waivers from the Corporation's Code of Business Conduct and Ethics;

•
reviewed the directors who are members (including qualifications and requirements), structure (including authority to delegate) and performance of committees of the Board (including reporting to the Board), and make recommendations to the Board, as appropriate; and

•	served in an advisory capacity to the Board and Chairman of the Board on matters of organizational and governance structure of the Corporation and the conduct of the Board.

The Human Resources and Corporate Governance Committee met three times in 2010. The Human Resources and Corporate Governance Committee is satisfied it has fulfilled its charter during the year ended December 31, 2010.

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

The Human Resources and Corporate Governance Committee administers the Company’s executive compensation program for executive officers, including the Named Executive Officers.

Audit Committee

Our Board of Directors has delegated to the Audit Committee responsibility for assisting the Board in its oversight role with respect to the quality and integrity of financial information and reporting disclosure, risk management, performance, qualifications and independence of the external auditors and legal and regulatory compliance.  The Audit Committee regularly meets in camera to review management’s financial stewardship.  The Audit Committee consists entirely of unrelated and independent and financially literate directors.

During the past year, the Audit Committee, in fulfilling its responsibilities, took the following measures:

•
reviewed and discussed with management and the registered public accountants the Corporation’s annual audited consolidated financial statements, including disclosures made in Management's Discussion and Analysis of Financial Condition and Results of Operations and recommend to the Board whether the audited consolidated financial statements should be included in the Corporation’s annual report;

•
reviewed and discuss with management and the registered public accountants the Corporation’s quarterly financial statements, including disclosures made under Management's Discussion and Analysis of Financial Condition and Results of Operations or similar disclosures, prior to the filing of its quarterly report;

•
reviewed and discussed with management and the registered public accountants the financial information and financial statements contained in any prospectus, registration statement, annual information form, circular or other material disclosure document of the Corporation, in each case prior to the filing of such documents;

•
reviewed and discuss with management and the registered public accountants, as applicable: (i) major issues regarding accounting principles and consolidated financial statement presentations, including any significant changes in the Corporation’s selection or application of accounting principles, and major issues as to the adequacy of the Corporation’s internal controls and any special audit steps adopted in light of material control deficiencies; (ii) analyses prepared by management or the registered public accountants setting forth significant financial reporting issues and judgments made in connection with the preparation of the consolidated financial statements, including analyses of the effects of alternative Canadian GAAP methods on the consolidated financial statements; (iii) any management letter provided by the registered public accountants and the Corporation’s response to that letter; (iv) any problems, difficulties or differences encountered in the course of the audit work, including any disagreements with management or restrictions on the scope of the registered public accountants' activities or on access to requested information and management's response thereto; (v) the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the consolidated financial statements of the Corporation; and (vi) earnings press releases, as well as financial information and earnings guidance (generally or on a case-by-case basis) provided to analysts and rating agencies;

•
discussed with management the Corporation’s major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Corporation’s risk assessment and risk management policies;

•
obtained and review a report from the registered public accountants regarding: (i) the registered public accountants' internal quality control procedures; (ii) any material issues raised by the most recent quality-control review, or peer review, of the firm; or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm; (iii) any steps taken to deal with any such issues; and (iv) all relationships between the registered public accountants and the Corporation;

•
evaluated the qualifications, performance and independence of the registered public accountants, including a review and evaluation of the lead partner of the registered public accountants and taking into account the opinions of management;

•
ensured that the lead audit partner of the registered public accountants and the audit partner responsible for reviewing the audit are rotated at least every five years as required by the Sarbanes-Oxley Act of 2002;

•
discussed with management and the registered public accountants any accounting adjustments that were noted or proposed by the registered public accountants but were passed (as immaterial or otherwise);

•
established procedures for: (i) the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters; and (ii) the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters;

•
reviewed disclosures made by the Corporation’s principal executive officer or officers and principal financial officer or officers regarding compliance with their certification obligations as required under the Sarbanes-Oxley Act of 2002 and the rules promulgated thereunder, including the Corporation’s disclosure controls and procedures and internal controls for financial reporting and evaluations thereof;

•	reviewed with management and approve the Corporation’s investment policies for its securities portfolio and review the portfolio management performance; and

•
reviewed the performances of the Chief Financial Officer and other senior executives involved in the financial reporting process, review financial and accounting personnel succession planning within the Corporation and, where possible, consult on the appointment of, or departure of, individuals occupying these positions.

The Audit Committee met four times in 2010. The Audit Committee is satisfied it has fulfilled its charter during the year ended December 31, 2009.

The Audit Committee of our Board of Directors operates under a written charter that sets out its responsibilities and composition requirements.  As at December 31, 2010 and March 28, 2011, the members of the committee were: Norman M. Seagram (Chair), Douglas S. Alexander and Michael Cardiff.  The following sets out the education and experience of each director relevant to the performance of his duties as a member of the committee.

Norman M. Seagram is Chair of our Audit Committee.  Mr. Seagram was President of Sportsco International LP (SkyDome) from February 2001 to March 2003.  From September 1996 to May 1997, Mr. Seagram was President and Chief Executive Officer of Molson Inc. (now MolsonCoors), a company he had previously served for 24 years in a variety of senior management positions.  From October 1992 to August 1996, Mr. Seagram was Chairman and Chief Executive Officer of Air Liquide Canada, Inc., a producer of industrial gases.  Mr. Seagram is Chairman of the Toronto Symphony Foundation, a trustee of Trinity College School and the Toronto Symphony Foundation, and he is a director of Harbourfront Foundation.  He has served on the advisory board of the Faculty of Applied Science and Engineering, University of Toronto and INSEAD, Fontainebleau, France. He is a former director of the Toronto Economic Development Corporation (TEDCO).

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

Mr. Cardiff is the Chief Executive Officer of Accelerents, a consulting firm focused on strategy development. Prior to holding that position, Mr. Cardiff held numerous senior positions in a number of technology companies including large multinationals such as EDS and IBM as well as startup companies such as Fincentric, Convergent Technologies, Tandem, and Stratus Computer. Mr. Cardiff is currently a director of Descartes Systems Group and Medic Alert. Mr. Cardiff has also served as a director of Burntsand Inc., Husky Injection Molding Systems, Solcorp, Visible Genetics, Spectra Security Software Visible Decisions and the Toronto Film Festival, Roy Thomson Hall. Mr. Cardiff has received many awards including “A Canadian Export Life Time Achievement Award.” In 1998, Mr. Cardiff was named one of Canada’s “Top 40 Under 40,” recognizing him as one of the nation’s most successful young leaders. Mr. Cardiff is a member of, and holds the ICD.d designation from, the Institute of Corporate Directors.

The Audit Committee charter requires each member of the Audit Committee to be unrelated and independent, and the composition of the Audit Committee satisfy the independence, experience and financial expertise requirements of the Nasdaq, the TSX and Section 10A of the Securities Exchange Act of 1934 (United States), as amended by the Sarbanes-Oxley Act of 2002 (United States), and the rules promulgated thereunder.  Accordingly, all committee members are required to be financially literate or be willing and able to acquire the necessary knowledge quickly. Financial literacy means the person has the ability to read and understand financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by our consolidated financial statements. We believe all of the current members of the Audit Committee are financially literate.

In addition, the Audit Committee charter contains independence requirements that each committee member must satisfy each current member meets those requirements. Specifically, the charter provides that no member of the committee may be an officer or retired officer of Hydrogenics and each member must be independent of Hydrogenics within the meaning of all applicable laws, rules and regulations and any other relevant consideration, including laws, rules and regulations particularly applicable to Audit Committee members.

The Audit Committee has a policy restricting the provision of non-audit services by our auditors. Any such services must be permitted engagements as provided by the Audit Committee charter and must be pre-approved by the Audit Committee.  The Audit Committee also pre-approves audit services and the related fees.

EMPLOYEES

As at December 31, 2010, we employed approximately 114 full-time staff.  Our full-time staff are divided between 63 full-time staff in our OnSite Generation business, 47 full-time staff in our Power Systems business, and four full-time staff in our Corporate Services group. Our Test Systems business did not have any employees. As of December 31, 2010, four of our employees were located in our Mississauga, Ontario corporate headquarters, 47 employees were located in our Mississauga, Ontario Power Systems group, eight employees were located in our Mississauga, Ontario OnSite generation group, nine employees were located in our Gladbeck, Germany power generation group and 55 employees were located in our Oevel-Westerlo, Belgium OnSite generation group.  We also employed one temporary and contract employee at our Mississauga, Ontario facility and two subcontractors at our Oevel-Westerlo, Belgium facility.

As at December 31, 2009, we employed approximately 130 full-time staff.  Our full-time staff is divided between 61 full-time staff in our OnSite Generation business, 65 full-time staff in our Power Systems business, and four full-time staff in our Corporate Services group. Our Test Systems business did not have any employees. As of December 31, 2009, four of our employees were located in our Mississauga, Ontario corporate headquarters, 67 employees were located in our Mississauga, Ontario Power Systems group, seven employees were located in our Mississauga, Ontario OnSite generation group, nine employees were located in our Gladbeck, Germany power generation group and 54 employees were located in our Oevel-Westerlo, Belgium OnSite Generation group.  We also employed two temporary and contract employees at our Mississauga, Ontario facility and 11 subcontractors at our Oevel-Westerlo, Belgium facility.

As at December 31, 2008, we employed approximately 166 full-time staff.  Our full-time staff is divided between 73 full-time staff in our OnSite Generation business, 81 full-time staff in our Power Systems business, five full-time staff in our Test Systems business and seven full-time staff in our Corporate Services group. As of December 31, 2008, seven of our employees were located in our Mississauga, Ontario corporate headquarters 74 employees were located in our Mississauga, Ontario Power Systems group, 11 employees were located in our Mississauga, Ontario OnSite Generation group, eight employees were located in our Gladbeck, Germany Power Systems group and 62 employees were located in our Oevel-Westerlo, Belgium OnSite Generation group.  We also employed two temporary and contract employees at our Mississauga, Ontario facility and eight subcontractors at our Oevel-Westerlo, Belgium facility.

Our ability to attract, motivate and retain qualified personnel is critical to our success.  We attempt to align the interests of our employees with those of shareholders through the use of incentive stock options and a performance based compensation structure.  A majority of employees own our common shares or options to purchase our common shares.  We have entered into non-disclosure and confidentiality agreements with key management personnel and with substantially all employees.  None of our employees are represented by a collective bargaining agreement and we believe our relations with our employees are good.

SHARE OWNERSHIP

Below is a summary of the securities ownership for each director and Named Executive Officer as of March 28, 2011.
	Share-based Awards
Name	Common Shares	% of Common Shares Outstanding	DSUs	% of DSUs Outstanding	RSUs	% of RSUs Outstanding
Douglas S. Alexander	998	Nil	26,039	30%	Nil	Nil
Michael Cardiff	Nil	Nil	12,362	14%	Nil	Nil
Henry J. Gnacke	Nil	Nil	7,563	9%	Nil	Nil
Norman M. Seagram	1,427	Nil	41,120	47%	Nil	Nil
Joseph Cargnelli	156,100	4%	Nil	Nil	61,576	23%
Daryl Wilson	4,000	Nil	Nil	Nil	110,840	41%
Lawrence Davis	Nil	Nil	Nil	Nil	47,356	18%
Wido Westbroek	Nil	Nil	Nil	Nil	26,704	10%
Jennifer Barber	Nil	Nil	Nil	Nil	20,876	8%

Option-based Awards
Name	Number of securities underlying unexercised options	Option exercise price (Cdn. $)	Option Expiration Date	% of Options Outstanding
Douglas S. Alexander	Nil	N/A	N/A	Nil
Michael Cardiff	Nil	N/A	N/A	Nil
Henry J. Gnacke	Nil	N/A	N/A	Nil
Norman M. Seagram	480 320 400 480 600	$ 217.50 $ 218.75 $ 205.00 $ 147.75 $ 164.50	January 19, 2011 May 16, 2011 June 27, 2012 March 30, 2013 May 27, 2014	Nil
Joseph Cargnelli	Nil	N/A	N/A	Nil
Daryl Wilson	Nil	N/A	N/A	Nil
Lawrence Davis	Nil	N/A	N/A	Nil
Wido Westbroek	Nil	N/A	N/A	Nil
Jennifer Barber	Nil	N/A	N/A	Nil

For information regarding arrangements for involving employees in the capital of our Company, see “Item 6. Directors, Senior Management and Employees – Compensation – Elements of Executive Compensation Program – Long-term Incentives” above.

ITEM 7.                                MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

To the knowledge of our directors and officers, as of March 28, 2011, no person or company beneficially owns, directly or indirectly, or exercises control or direction over common shares carrying more than 5% of the voting rights attached to our outstanding common shares other than CommScope which owns 1,086,661 common shares, representing 19.8% of our outstanding common shares; and General Motors Holdings LLC which owns 454,560 common shares, representing 8.3% of our outstanding common shares.

Our major shareholders do not have voting rights different from those of our other shareholders.

As of February 28, 2011, approximately 118 U.S. shareholders held approximately 3,733,326 common shares or approximately 68.02% of our outstanding common shares.

RELATED PARTY TRANSACTIONS

Transactions with Viking Engineering & Tool Co.
In the normal course of operations, we subcontract certain machining and sheet metal fabrication of parts to Viking Engineering & Tool Co., a company owned by the father and uncle of Joseph Cargnelli, a director and senior officer of the Company and one of our principal shareholders. For the fiscal year ended December 31, 2010, billings by this related company totalled $0.2 million, an increase of $0.1 million from the $0.1 million billed in the year ended December 31, 2009. For the year ended December 31, 2009, billings by this related company totalled $0.1 million, a decrease of $0.1 million from the $0.2 million billed in the year ended December 31, 2008. At December 31, 2010, we had an accounts payable balance due to this related company of less than ten thousand dollars. We believe that transactions with this company are consistent with those we have with unrelated third parties.

CommScope, Inc.

As a result of CommScope’s recent investments in the Corporation, CommScope became a related party. See “Iitem 4. Information of the Company – Business Overview – Securing Additional Capital” for information regarding such recent investments. For the fiscal year ended December 31, 2010, billings to this related company totalled $0.1 million, a decrease of $0.1 million from the $0.2 million billed the year ended December 31, 2009. For the year ended December 31, 2009, billings to this related company totalled $0.2 million, a decrease of $0.1 million billed in the year ended December 31, 2008. At December 31, 2010, we had an accounts receivable balance from this related company of less than $0.1 million. We believe that transactions with this company are consistent with those we have with unrelated third parties.

All related party transactions have been recorded at the exchange amount, which is the consideration paid or received as established and agreed by the related parties.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None.

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

Legal Proceedings
On July 22, 2009, we announced that we formally notified American Power Conversion Corporation (“APC”) of the termination of the manufacturing and supply agreement dated August 9, 2006 between Hydrogenics and APC.  On April 22, 2010, the Corporation reached a settlement with APC regarding the Corporation’s previously announced litigation in connection with the supply agreement entitled "Hydrogenics Corporation v. American Power Conversion Corporation, Civil Action 09-11947."  Under the terms of the settlement, APC paid the Corporation $1.2 million and both parties terminated all pending claims with regard to this matter.

On May 21, 2010, we entered into separate settlement agreements with each of Alpha Capital Anstalt and Iroquois Master Fund Ltd. regarding previously disclosed litigation and disputes included in the Corporation’s Form 20-F for the year ended December 31, 2009. See “Item 10. Additional Information – Material Contracts” for information regarding the settlement agreemnets.

We are not currently party to any other material legal proceedings.

Dividends Policy
We have never declared or paid any cash dividends on our common shares.  We currently intend to retain any future earnings to fund the development and growth of our business and we do not anticipate paying any cash dividends in the foreseeable future.

SIGNIFICANT CHANGES

For information regarding significant changes since December 31, 2010, see “Item 4.  Information of the Company – Business Overview – Our Products and Services – Recent Developments,” and Note 24. to our consolidated financial statements on page F-32.

ITEM 9.                                THE OFFER AND LISTING

LISTING DETAILS
The following table sets forth the reported trading prices in Canadian dollars and U.S. dollars for our common shares on the TSX and Nasdaq, respectively.  Trading prices prior to January 1, 2010 are on a pre-consolidation basis and trading prices for the period from January 1, 2010 to April 1, 2011 are on a post-consolidation basis.

	TSX		Nasdaq
	High (CA$)	Low (CA$)	High ($)	Low ($)
Annual Market Prices
2006	5.03	1.35	4.40	1.21
2007	1.73	0.90	1.65	0.84
2008	2.47	0.37	2.45	0.32
2009	0.80	0.38	0.75	0.29
2010	13.75	3.14	13.48	3.00
Quarterly Market Prices
2009
First Quarter	0.73	0.38	0.63	0.29
Second Quarter	0.80	0.56	0.55	0.51
Third Quarter	0.75	0.49	0.69	0.45
Fourth Quarter	0.70	0.38	0.69	0.36
2010
First Quarter	13.75	4.70	13.48	4.61
Second Quarter	5.15	3.77	5.16	3.75
Third Quarter	4.59	3.14	4.40	3.00
Fourth Quarter	4.39	3.41	4.20	3.13
2011
First Quarter (to March 25, 2011)	5.10	3.71	5.25	3.67
Monthly Market Prices
2010
September	4.39	4.00	4.30	3.82
October	4.39	3.41	4.20	3.13
November	3.94	3.61	3.97	3.59
December	3.93	3.42	3.93	3.33
2011
January	5.10	3.71	5.25	3.67
February	4.98	4.28	5.03	4.24
March 1 to March 25	4.83	4.32	5.00	4.44

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

In February 2010, the Board of Directors amended our by-laws to provide the Chairman of the Board of Directors with a casting vote in the case of an equality of votes on a question before the Board of Directors at a meeting of the Board of Directors. This amendment was approved by our shareholders at the annual and special meeting of shareholders in May 2010.

Director Share Ownership Guidelines
We have established director share ownership guidelines that require each of our directors to hold Shares or DSUs equal to three times the director’s annual cash retainer within three years of his initial appointment.  The value of the directors’ shares or DSUs are measured at either the year-end Share price, or a director’s acquisition cost of Shares and initial grant price of DSUs.

SHAREHOLDER RIGHTS

Our authorized capital consists of an unlimited number of common shares with no par value and an unlimited number of preferred shares with no par value issuable in series, of which 5,488,630 common shares and no preferred shares were issued and outstanding as of March 28, 2011.  As of March 28, 2011, we also have 239,355 Series A warrants and 260,646 Series B warrants issued and outstanding, whereby each warrant entitles the holder to purchase a common share (see “Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds – Material Modifications to the Rights of Security Holders – Registered Direct Offering of Common Shares and Warrants” for information regarding the warrants.)

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

Our Board of Directors has the authority, without further action by the shareholders, to issue an unlimited number of preferred shares in one or more series and, in the event preferred shares are issued, the Board also has the authority to fix the designations, powers, preferences, privileges and relative, participating, optional or special rights of any preferred shares including any qualifications, limitations or restrictions.  Special rights that may be granted to a series of preferred shares include dividend rights, conversion rights, voting rights, redemption and liquidation preferences, any or all of which may be superior to the rights of the common shares.  Preferred share issuances could decrease the market price of common shares and may adversely affect the voting and other rights of the holders of common shares.  The issuance of preferred shares could also have the effect of delaying or preventing a change in control of Hydrogenics.

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

MATERIAL CONTRACTS

For the two years immediately preceding the date of this Annual Report, except for the material contracts summarized below, no material contracts have been entered into by us other than in the ordinary course of business.

•
On August 9, 2010, the Corporation entered into a strategic alliance with CommScope, a global leader in infrastructure solutions for communications networks, that calls for the development and distribution of specialized fuel cell power systems and includes an equity investment in the Corporation. Pursuant to the terms of the agreement, the Corporation will use the proceeds to develop next-generation power modules for telecom related backup power applications to be incorporated by CommScope in its products sold to customers worldwide. Under the agreement, CommScope has agreed to purchase from the Corporation up to a maximum of 2,186,906 common shares on a private placement basis in four tranches for a maximum aggregate purchase price of $8.5 million. The first tranche, which closed on August 12, 2010, consisted of 879,393 common shares for an aggregate purchase price of $3.2 million ($3.68 per share). The second tranche, which closed on September 29, 2010, consisted of 207,268 common shares for an aggregate purchase price of $0.8 million ($3.68 per share). As a result of this transaction, CommScope, now owns 1,086,661 common shares representing 19.8% of the outstanding common shares of the Corporation. The third and fourth tranches are subject to the satisfaction by the Corporation of certain agreed upon product development milestones with respect to Hydrogenics' Power Systems business, which are currently expected to occur in 2011. The agreement provides, among other things, that CommScope will have certain participation rights, in future financings, and, subject to the maintenance of certain ownership requirements, will have the right to have one non-voting observer on the Board of Directors of Hydrogenics.  Hydrogenics and CommScope have also entered into an intellectual property licence agreement on the closing of the first tranche, wherein the Corporation has granted to CommScope a licence to certain intellectual property resulting from the transaction, which will only be exercisable by CommScope upon the occurrence of specified triggering events.  The agreement with CommScope also provided for CommScope and Hydrogenics to enter into an intellectual property licence agreement upon the issuance of the first tranche, pursuant to which Hydrogenics granted CommScope a licence to certain intellectual property owned by Hydrogenics under certain conditions.  On August 12, 2010, we entered into such licence agreement.

•
On August 19, 2010, we entered into an agreement to lease a 25,300 square foot facility in Mississauga, Ontario, which serves as our corporate headquarters and Power Systems manufacturing facility and is leased until October 31, 2013. Principal activities at this facility include the manufacture and assembly of our fuel cell power and research and product development for our fuel cell power products, fuel cell testing services and our corporate activities.

The following material contracts were entered into in connection with the APIF Transaction described under “Item 4.  Information of the Company – History and Development of Hydrogenics Corporation.”

•
Support Agreement dated June 11, 2009, among the Trustees of Algonquin Power Income Fund (the “Algonquin Board”), Hydrogenics and Old Hydrogenics.  The Support Agreement sets out the terms and conditions pursuant to which the parties implemented the APIF Transaction, which involved: (i) a plan of arrangement among Hydrogenics, Old Hydrogenics and its wholly-owned subsidiaries, Stuart Energy and Hydrogenics Test Systems Inc. and (ii) a take-over bid pursuant to which Old Hydrogenics will make offers to acquire all of the issued and outstanding units and convertible debentures of APIF.

•
Expense Reimbursement Agreement dated June 11, 2009, among Algonquin Power Management Inc. (“APMI”), Hydrogenics and Old Hydrogenics.  The Expense Reimbursement Agreement with APMI, the Manager of APIF, provides for the payment by one party to the other of professional advisory costs and expenses incurred in connection with the transactions contemplated in the Support Agreement, to a maximum amount of CA $1,000,000 if the transactions fail to be completed under certain conditions.

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

The following material contracts were entered into in connection with the registered direct offering described under “Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds – Material Modifications to the Rights of Security Holders – Registered Direct Offering of Common Shares and Warrants.”

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

•
On May 21, 2010, the Corporation entered into separate settlement agreements with each of Alpha Capital Anstalt (“Alpha”) and Iroquois Master Fund Ltd. (“Iroquois”) regarding previously disclosed litigation and disputes, including in the Corporation’s Form 20-F for the year ended December 31, 2009 and, which is described below. Under the terms of each settlement agreement, the

Corporation issued 100,000 common shares to each of Alpha and Iroquois on a private placement basis in the United States to settle their claims.  The total issuance of 200,000 common shares represented approximately 4.76% of the Corporation’s equity in aggregate as at June 30, 2010.  The settlement contained no admission of wrongdoing by the Corporation, its officers and directors. Following the receipt of the advice of counsel, the Board of Directors unanimously approved the settlement and concluded the settlement to be in the best interests of the Corporation. This resulted in a $0.8 million charge to litigation settlements. Under the terms of each settlement agreement, Hydrogenics filed with the Securities Exchange Commission a registration statement on Form F-3 covering the resale of the 200,000 common shares issued to Alpha and Iroquois.

•
On February 23, 2010, Alpha filed suit against Hydrogenics, Daryl Wilson, President and Chief Executive Officer of Hydrogenics, and Lawrence Davis, Chief Financial Officer of Hydrogenics, in the Supreme Court of the State of New York (County of New York) regarding the Company's proposed share consolidation, which was announced on February 8, 2010.  This lawsuit has since been settled.  In its complaint, Alpha alleged the Company's proposed share consolidation triggers a put right pursuant to the terms of the warrants and gives rise to breach of contract, negligent misrepresentation and fraud claims. Alpha sought damages of at least US$2,000,000 plus interest, costs and fees with respect to the alleged put right and damages of at least US$1,375,000 plus interest, costs and fees with respect to the alleged breach of contract, negligent misrepresentation and fraud claims. Hydrogenics had also received a letter from the other institutional investor making similar allegations but no suit was filed.

EXCHANGE CONTROLS

There is no law, government decree or regulation in Canada restricting the export or import of capital or affecting the remittance of dividends, interest or other payments to a non-resident holder of common shares, other than withholding tax requirements.

TAXATION

Because Canadian and United States tax consequences may differ from one holder to the next, the discussion set out below does not purport to describe all of the tax considerations that may be relevant to a shareholder and such shareholder’s particular situation. Accordingly, a shareholder is advised to consult a tax advisor as to the United States and Canadian federal, provincial, state and other tax consequences of owning our common shares. The statements of United States and Canadian tax law set out below are based on the laws and interpretations in force as of the date of this annual report, and are subject to changes occurring after that date.

Canadian Federal Income Tax Considerations
In this summary, a “U.S. holder” means a person who, for the purposes of the Income Tax Act (Canada) (the “Income Tax Act”) and the Canada-United States Income Tax Convention (1980) (the “Convention”), is a resident of the United States and is not and has not been a resident of Canada, does not have and has not had at any time, a permanent establishment or fixed base in Canada and otherwise qualifies for the full benefits of the Convention, and who, for the purposes of the Income Tax Act: (i) deals at arm’s length and is not affiliated with us; (ii) holds our common shares as capital property; (iii) does not use or hold and is not deemed to use or hold our common shares in the course of carrying on, or otherwise in connection with, a business in Canada; (iv) is not a “registered non-resident insurer” or “authorized foreign bank,” each within the meaning of the Income Tax Act; and (v) does not carry on an insurance business in Canada and elsewhere.

Generally, our common shares will be capital property to a U.S. holder unless they are held in the course of carrying on a business of buying or selling securities or in an adventure of concern in the nature of trade. This summary does not deal with special situations, such as the particular circumstances of traders or dealers, United States limited liability companies (which may not be considered to be a resident of the United States for the purposes of the Convention), tax-exempt entities, insurers or financial institutions.  Such holders and other holders who do not meet the criteria of a U.S. holder described above should consult their own tax advisors.  There are no Canadian federal estate taxes applicable to the purchase or ownership of our common shares. Under the Income Tax Act, on death, a U.S. holder would be deemed to dispose of all of his or her assets, including our common shares.

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

This summary is not exhaustive and, except for the proposed amendments to the Income Tax Act, does not take into account or anticipate prospective or retrospective changes in the law or the administrative or assessing practices of the Canada Revenue Agency, whether these changes are effected by judicial, governmental or legislative action or interpretation. This summary does not take into account tax legislation or considerations of any province or territory of Canada. None of the tax consequences described herein depend or rely on any of the proposed amendments to the Income Tax Act passing into law. Because Canadian tax consequences may differ from one holder to the next, this summary does not purport to describe all of the tax considerations that may be relevant to a shareholder and his particular situation. The Canadian tax treatment to a U.S. holder may differ from the treatment described herein. A shareholder is advised to consult a tax advisor.

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

Dispositions
A U.S. holder will generally not be subject to tax under the Income Tax Act on any capital gain realized on a disposition of our common shares, unless the common shares constitute “taxable Canadian property” of the U.S. holder at the time of disposition and the U.S. holder is not entitled to relief under the Convention.  Generally, our common shares will not constitute taxable Canadian property to a U.S. holder provided our common shares are listed on a “designated stock exchange” as defined in the Income Tax Act (which includes the TSX and Nasdaq) at the time of the disposition unless: (a) at any time during the 60-month period immediately preceding the disposition, the U.S. holder, persons with whom the U.S. holder does not deal at arm’s length (within the meaning of the Income Tax Act), or the U.S. holder together with such persons, owned 25% or more of the issued shares of any series or class of our capital stock and more than 50% of the fair market value of our common shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource property” (as defined in the Income Tax Act), “timber resource property” (as defined in the Income Tax Act) and options in respect of, or interests in, or civil law rights in such property, whether or not such property exists; or (b) our common shares are deemed under the Income Tax Act to be taxable Canadian property to the U.S. holder.  If our common shares constitute taxable Canadian property to a particular U.S. holder, any capital gain arising on their disposition may be exempt from Canadian tax under the Convention if, at the time of disposition, our common shares do not derive their value principally from real property situated in Canada.

United States Federal Income Tax Considerations
The following discussion summarizes the material U.S. federal income tax consequences to a ‘‘U.S. Holder’’ (as defined below) of the acquisition, ownership and disposition of our common shares. This summary assumes that you hold your common shares as capital assets within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “U.S. Tax Code”). This summary does not purport to be a complete analysis of all of the potential United States federal income tax considerations that may be relevant to a particular holder’s acquisition, ownership or disposition of our common shares in light of such holder’s particular circumstances, nor does it address the United States federal income tax consequences applicable to holders subject to special tax rules, including without limitation banks, brokers, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, tax-exempt entities, insurance companies, persons liable for alternative minimum tax, persons that actually or constructively own or have owned 5% or more of our common shares, persons that hold common shares as part of a straddle or a hedge, constructive sale, synthetic security, conversion or other integrated transaction, partnerships and other pass-through entities, persons whose functional currency is not the U.S. dollar, financial institutions, and expatriates of the United States. In addition, this summary does not address the tax consequences arising under the tax laws of any state, local or foreign jurisdiction, nor does this summary address U.S. federal estate or gift tax consequences.

If any entity that is classified as a partnership for United States federal income tax purposes holds common shares, the U.S. federal income tax treatment of its partners will generally depend on the status of the partner and the activities of the partnership. Partnerships and other entities that are classified as partnerships for United States federal income tax purposes and persons holding common shares through a partnership or other entity classified as a partnership for United States federal income tax purposes are urged to consult their own tax advisors regarding the consequences of the acquisition, ownership and disposition of our common shares.

No legal opinion from U.S. legal counsel or ruling from the IRS has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary.

This summary is based on the U.S. Tax Code, the Treasury regulations thereunder (the “Treasury Regulations”), published United States Internal Revenue Service (“IRS”) rulings, administrative interpretations and judicial decisions, all as currently in effect. These authorities are subject to change, repeal or revocation, possibly on a retroactive basis, which may result in United States federal income tax consequences different from those discussed below.

For purposes of this summary, you are a ‘‘U.S. Holder’’ if you are a beneficial owner of common shares and you are for United States federal income tax purposes: (i) an individual who is a citizen or resident of the United States; (ii) a corporation or other entity taxable as a corporation created or organized under the laws of the United States or any political subdivision thereof; (iii) an estate whose income is subject to United States federal income tax regardless of its source; or (iv) a trust: (a) if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust; or (b) that has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.

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

Taxation of Distributions on Common Shares

Subject to the PFIC rules discussed below, the gross amount of any actual or deemed distribution by us (including any Canadian taxes withheld therefrom) with respect to your common shares will be included in your gross income as a dividend to the extent such distribution is paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. A distribution in excess of our current and accumulated earnings and profits will first be treated as a tax-free return of capital to the extent of your adjusted tax basis in our common shares and will be applied against and reduce such basis on a dollar-for-dollar basis. Thereafter, to the extent that such distribution exceeds your adjusted tax basis in our common shares, the distribution will be treated as a gain from the sale or exchange of such common shares. Dividends will not be eligible for the dividends received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations.

If you are a non-corporate U.S. Holder, including an individual, dividends you receive in taxable years beginning before January 1, 2013, may be subject to United States federal income tax at the lower rates applicable to capital gains, provided that: (i) we are a “qualified foreign corporation”; and (ii) certain holding period and other requirements are satisfied. A qualified foreign corporation includes a non-United States corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States that includes an exchange of information program and that the United States Treasury Department has determined to be satisfactory for purposes of the qualified dividend provisions of the U.S. Tax Code. The United States Treasury Department has determined that the Convention (as defined above) is satisfactory for purposes of the qualified dividend provisions of the U.S. Tax Code. In addition, a foreign corporation not otherwise treated as a qualified foreign corporation shall be so treated with regard to any dividend paid by such corporation if the stock with respect to which the dividend is paid is regularly tradable on an established securities market in the United States. A qualified foreign corporation does not include a non-United States corporation that is a PFIC for the taxable year in which a dividend is paid or that was a PFIC for the preceding taxable year. Accordingly, dividends on the common shares that are received in taxable years beginning before January 1, 2013 will be eligible for these lower rates of taxation provided that: (i) we are not a PFIC for the taxable year the dividend is paid or for the preceding taxable year; (ii) we are eligible for the benefits of the Convention or our common shares are readily tradable on an established securities market in the United States; and (iii) you satisfy certain holding period and other requirements. You should consult your own tax advisors regarding the application of these rules.

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

The gross amount of distributions paid in Canadian dollars will be included by each U.S. Holder in gross income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day the distributions are paid, regardless of whether the payment is in fact converted into U.S. dollars on such date. You will have a basis in the Canadian dollars equal to their U.S. dollar value on the day the distributions are paid.  If you convert such Canadian dollars into U.S. dollars on the date of the payment, you should not be required to recognize any foreign currency gain or loss with respect to the receipt of the Canadian dollar distributions. If instead you convert such Canadian dollars into U.S. dollars at a later date, any foreign currency gain or loss realized from the conversion of the Canadian dollars will be treated as U.S. source ordinary income or loss.

Taxation of Dispositions of Common Shares
Subject to the PFIC rules discussed below, upon a sale or other taxable disposition of common shares, you generally will recognize capital gain or loss for United States federal income tax purposes equal to the difference, if any, between the amount you realize and your adjusted tax basis in your common shares. Your adjusted tax basis in our common shares generally will be the cost to you of such shares, as determined under United States federal income tax principles. For taxable years beginning before January 1, 2013, a capital gain of a non-corporate U.S. Holder, including an individual, generally will be taxed at a maximum rate of 15% if the property has been held for more than one year. The deductibility of capital losses is subject to limitations. The gain or loss generally will be a gain or loss from sources within the United States for United States foreign tax credit limitation purposes.

If a U.S. Holder receives any Canadian dollars on the sale or other taxable disposition of our common shares, such U.S. Holder may recognize ordinary income or loss as a result of currency fluctuations between the date of the sale or other taxable disposition of our common shares and the date the sale proceeds are converted into U.S. dollars.

Passive Foreign Investment Company Considerations
Special, generally adverse, United States federal income tax rules apply to United States persons owning shares of a PFIC. A non-United States corporation will be classified as a PFIC for United States federal income tax purposes in any taxable year in which, after applying relevant look-through rules with respect to the income and assets of subsidiaries, either at least 75% of its gross income is ‘‘passive income,’’ or on average at least 50% of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income. For this purpose, passive income generally includes, among other things, dividends, interest, certain rents and royalties and gains from the disposition of property that produces such income. If we are classified as a PFIC for any taxable year in which you held our common shares, we may continue to be classified as a PFIC for any subsequent taxable year in which you continue to hold our common shares, even if our income or assets would not cause us to be a PFIC in such subsequent taxable year.

Based on our structure, and the composition of our income and assets, we do not believe that we were a PFIC for the taxable year ended December 31, 2010 or the prior taxable year.  However, there can be no assurance the IRS will not successfully challenge our position or that we will not become a PFIC in a future taxable year, as PFIC status is retested each year and depends on our assets and income in such year. If we are classified as a PFIC at any time you hold our common shares, you may be subject to an increased United States federal income tax liability and a special interest charge in respect of a gain recognized on the sale or other disposition of your common shares and upon the receipt of certain ‘‘excess distributions’’ (as defined in the U.S. Tax Code). Additionally, if we are classified as a PFIC in any taxable year during which you own common shares, you must file an annual return on IRS Form 8621 reporting such ownership of common shares.

To mitigate the adverse consequences of this tax regime, you may be eligible to make: (i) a ‘‘qualified electing fund’’ election (a QEF election), as defined in the U.S. Tax Code, to be taxed currently on your pro rata portion of our ordinary earnings and net capital gain, whether or not such earnings or gain is distributed in the form of dividends or otherwise, or (ii) a ‘‘mark-to-market’’ election and thereby agree for the year of the election and each subsequent tax year to recognize ordinary gain or loss (but only to the extent of prior ordinary gain) based on the increase or decrease in market value for such taxable year. Your tax basis in our common shares would be adjusted to reflect any such income or loss.

In order for you to make a QEF election, we would have to provide certain information regarding your pro rata share of our ordinary earnings and net capital gain. We currently do not intend to provide such information in the event we are classified as a PFIC. In order for you to make a mark-to-market election, our common shares must be ‘‘marketable.’’ We believe that our common shares should qualify as marketable stock (although there can be no assurance this will continue to be the case).

You should consult your own tax advisors concerning the United States federal income tax consequences of holding our common shares if we were a PFIC in any taxable year and its potential application to your particular situation.

Information Reporting and Backup Withholding
If you are a U.S. Holder, information reporting on IRS Form 1099 generally will apply with respect to: (i) dividend payments or other taxable distributions made to you within the United States; and (ii) the payment of proceeds to you from the sale of common shares effected at a United States office of a broker (and under certain circumstances at a non-United States office of a broker), unless you come within certain categories of exempt recipients.

Additionally, backup withholding may apply to such payments if you are a non-corporate U.S. Holder that does not come within certain categories of exempt recipients and you: (i) fail to provide an accurate taxpayer identification number; (ii) are notified by the IRS that you have failed to report all interest and dividends required to be shown on your United States federal income tax returns; or (iii) in certain circumstances, fail to comply with other applicable requirements of the backup withholding rules.

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

Recent Legislative Developments
U.S. federal income tax legislation enacted during 2010 requires certain U.S. Holders that are individuals, estates or trusts to pay up to an additional 3.8% tax on, among other things, interest, dividends and capital gains for taxable years beginning after December 31, 2012. In addition, U.S. federal income tax legislation enacted during 2010 generally requires a U.S. individual to report to the IRS certain interests owned by such individual in stock or securities issued by a non-U.S. person (such as our common shares), if the aggregate value of all such interests exceeds $50,000. This new reporting requirement applies for taxable years beginning after March 18, 2010. Failure to report information required under this legislation could result in substantial penalties. You are urged to consult your own tax advisors regarding the effect, if any, of this legislation on your ownership and disposition of the common shares.

DIVIDENDS AND PAYING AGENTS

Not applicable.

STATEMENT BY EXPERTS

Not applicable.

DOCUMENTS ON DISPLAY

Any statement in this Form 20-F about any of our contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to the Form 20-F, the contract or document is deemed to modify the description contained in this Form 20-F. You must review the exhibits themselves for a complete description of the contract or document.

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

We are required to file reports and other information with the SEC under the Securities Exchange Act of 1934 and regulations under that act. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the form and content of proxy statements and our officers, directors and principal shareholders are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act.

In addition, we are required to file documents required by Canadian securities laws electronically with Canadian securities regulatory authorities and these filings are available on our SEDAR profile at www.sedar.com.  Written requests for such documents should be directed to our Corporate Secretary at 220 Admiral Boulevard, Mississauga, Ontario, Canada L5T 2N6.

SUBSIDIARY INFORMATION

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

For information regarding quantitative and qualitative disclosures about market risk, please see “Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources.”

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.                                DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

Share Consolidation
Shareholders approved a special resolution at the annual and special meeting of shareholders on May 13, 2009 which gave authority to the Board of Directors to implement a consolidation of our issued and outstanding common shares at any time prior to March 24, 2010.  This special resolution gives our Board of Directors the authority, at its sole discretion, to select the exact consolidation ratio, provided that: (i) the ratio may be no smaller than one post-consolidation common share for every 10 pre-consolidation common shares and no larger than one post-consolidation common share for every 25 pre-consolidation common shares; and (ii) the number of pre-consolidation common shares in the ratio must be a whole number of common shares.

On February 8, 2010, we announced we will implement a share consolidation of our issued and outstanding common shares in order to comply with the Minimum Bid Price Rule.  The consolidation was effective as of March 12, 2010, and was implemented with a ratio of one post-consolidation share for every 25 pre-consolidation shares (the “Share Consolidation”).  The consolidation reduced the number of shares outstanding from approximately 105.0 million to approximately 4.2 million.

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

Principal Effects of the Share Consolidation
The Share Consolidation occurred simultaneously for all of the common shares and the consolidation ratio was the same for all such common shares. The consolidation affected all shareholders uniformly. Except for any variances attributable to fractional shares, the change in the number of issued and outstanding common shares that resulted from the Share Consolidation caused no change in the capital attributable to the common shares and did not materially affect any shareholders’ percentage ownership in the Company, even though such ownership will be represented by a smaller number of common shares. In addition, the Share Consolidation did not affect any shareholder’s proportionate voting rights. Each common share outstanding after the Share Consolidation is entitled to one vote and is fully paid and non-assessable.

The principal effects of the consolidation include the following: (i) reduction in number of common shares outstanding – the number of common shares issued and outstanding was reduced from approximately 105,049,666 common shares pre-consolidation to 4,201,987 common shares immediately after consolidation; and  (ii) reduction in number of common shares reserved for issuance under the stock option plan – the number of common shares reserved for issuance under our stock option plan was reduced proportionately based on the consolidation ratio selected by our Board of Directors.

Earnings per common share has been proportionately affected as a result of the Share Consolidation.

USE OF PROCEEDS

Not applicable.

ITEM 15.       CONTROLS AND PROCEDURES

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

As of the end of the period covered by this Form 20-F, an evaluation was carried out by our management, under the supervision, and with the participation, of our Chief Executive Officer (the “CEO”) and Chief Financial Officer (the “CFO”), of the effectiveness of our disclosure controls and procedures. Based on that evaluation, the CEO and CFO concluded that such disclosure controls and procedures were effective.

EVALUATION OF INTERNAL CONTROLS

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the President and CEO and the CFO and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with Canadian generally accepted accounting principles.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2010, based on the criteria set forth in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on this assessment, management believes that, as at December 31, 2010, the Company’s internal control over financial reporting is effective. Also, management determined there were no material weaknesses in the Company’s internal control over financial reporting as at December 31, 2010.

LIMITATIONS OF CONTROLS AND PROCEDURES

Our management, including our CEO and CFO, believe that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud if any, have been prevented or detected. These inherent limitations include the realities that judgments in decision making can be faulty and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of controls is also based in part on certain assumptions about the likelihood of future events and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud might occur and not be detected.

Our management hereby confirms that our disclosure controls and procedures are effective at the reasonable assurance level.

REPORTS ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management’s Report on Internal Control Over Financial Reporting can be found on page F-3 in this form.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the year ended December 31, 2010, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.                                 AUDIT COMMITTEE FINANCIAL EXPERT

IDENTIFICATION OF THE AUDIT COMMITTEE

We have a separately designated Audit Committee established in accordance with Section 3(a) (58) (A) of the Securities Exchange Act of 1934.  Our Audit Committee is comprised of independent members: Norman M. Seagram (Chair), Douglas S. Alexander and Michael Cardiff.

AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined it has at least one Audit Committee financial expert serving on its Audit Committee. Douglas Alexander has been determined to be an Audit Committee financial expert and is independent, as that term is defined by Nasdaq’s listing standards.  The U.S. Securities and Exchange Commission has indicated that the designation of this individual as an Audit Committee financial expert does not make him an “expert” for any purpose, or impose any duties, obligations or liabilities that are greater than those imposed on members of the Audit Committee and Board of Directors who do not carry this designation or affect the duties, obligations or liabilities of any other member of the Audit Committee or Board of Directors.

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

ITEM 16C.                                PRINCIPAL ACCOUNTANT FEES AND SERVICES

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the total remuneration that was paid by us and our subsidiaries to our independent accountants, PriceWaterhouseCoopers LLP (“PwC”), in each of the year ended December 31, 2010 and 2009:

	CA $ (unaudited)
	2010	2009
Audit fees	$310,714	$519,940
Audit related fees	10,352	4,725
Tax fees	7,685	42,821
All other fees	29,425	282,626
Total	$358,176	$850,112

Audit Fees
In 2010 and 2009, PwC charged us audit fees totalling CA $310,714 and CA $519,940, respectively. In 2010 and 2009, these fees included professional services rendered for the review of interim financial statements, statutory audits of annual financial statements, consultations about financial and reporting standards and other regulatory audits and filings, including Sarbanes-Oxley compliance.

Audit Related Fees
In 2010 and 2009, PwC charged us audit related fees of CA $10,352 and CA $4,725, respectively.  In 2010 and 2009, these fees included professional services that reasonably relate to the above services and Canadian Public Accounting Board Fees.

Tax Fees
In 2010 and 2009, PwC charged us tax fees of CA $7,685 and CA $42,821 respectively.  In 2010 and 2009, these fees included professional services for tax compliance, tax advice, tax planning and advisory services relating to the preparation of corporate tax returns.

All Other Fees
In 2010 and 2009, PwC charged us other fees of CA $29,425 and CA $282,626, respectively. In 2010, these fees related to assistance with the preparation of our base shelf prospectus filed in January 2010 and other regulatory matters. In 2009, these fees related to assistance with the implementation of International Financial Reporting Standards (“IFRS”), assistance with the preparation of our base shelf prospectus filed in January 2010 and other regulatory matters.

PRE-APPROVAL POLICIES

Our Audit Committee approved all audit and non-audit services provided to us and to our subsidiaries during the periods listed above.  Our Audit Committee has adopted pre-approval policies and procedures to ensure all services provided by the auditors are approved in advance by the Audit Committee or are approved by the Chair of the Audit Committee and subsequently reported to the committee as a whole at the following meeting of the committee, all in accordance with the external auditors’ pre-approval policy.

ITEM 16D.                                EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.                                PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
                                                   PURCHASERS

None.

ITEM 16F.                                CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.                                CORPORATE GOVERNANCE

We are a foreign private issuer and our common shares are listed on the Nasdaq.  Nasdaq Rule 5615(a)(3) permits a foreign private issuer to follow its home country practice in lieu of the requirements of the Rule 5600 Series, provided, however, that such an issuer shall: comply with Rules 5625 (regarding notification of material non-compliance); 5640 (regarding voting rights), have an Audit Committee that satisfies Rule 5605(c)(3); and ensure that such Audit Committee’s members meet the independence requirements in Rule 5605(c)(2)(A)(ii). We are intending not to follow Rule 5620(c) (shareholder quorum) and Rule 5605(b) (majority independent director requirement) but instead to follow the practice described below.

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

Independent Director Requirements.  Nasdaq Rule 5605(b) requires a majority of independent directors on the Board of Directors and that the independent directors convene regularly scheduled meetings at least twice a year at which only independent directors are present.  The CBCA requires a “distributing corporation” to have at least two directors who are not officers and employees of the corporation or its affiliates.   There are six members of our Board.  Four of the Company’s directors are “independent.”  The Board’s determination as to each director’s independence is made with reference to definitions under applicable securities laws and stock exchange regulations.  In order to facilitate open and candid discussions among independent directors, independent directors may meet at the end of each regularly scheduled Board meeting, in an in camera session without the non-independent members.  From time to time, the independent directors will have a special meeting with only independent directors.  In addition, we believe the fact that our Audit Committee and Human Resources and Corporate Governance Committee are both composed entirely of independent directors facilitates the Board’s exercise of independent judgment.  As described under “Item 6.  Directors, Senior Management and Employees – Board Practices – Human Resources and Corporate Governance Committee – Nomination of Directors and Compensation,” the Human Resources and Corporate Governance Committee has oversight over executive compensation and director nominations.

PART III
ITEM 17.                                FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this item.

ITEM 18.                                FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report on Form 20-F.

HYDROGENICS CORPORATION

Management’s Responsibility for Financial Reporting

Management’s Discussion and Analysis of Financial Condition and Results of Operations and the Consolidated Financial Statements have been prepared by management and approved by the Board of Directors of the Corporation. The Consolidated Financial Statements were prepared in accordance with Canadian generally accepted accounting principles and, where appropriate, reflect management’s best estimates and judgments. Where alternative accounting methods exist, management has chosen those methods considered most appropriate in the circumstances. Management is responsible for the accuracy, integrity and objectivity of the Consolidated Financial Statements within reasonable limits of materiality, and for maintaining a system of internal controls over financial reporting as described in “Management’s Report on Internal Control Over Financial Reporting.” Management is also responsible for the preparation and presentation of other financial information included in the Annual Report and its consistency with the Consolidated Financial Statements.

The Audit Committee, which is appointed annually by the Board of Directors and comprised exclusively of independent directors, meets with management as well as with the independent auditors to satisfy itself that management is properly discharging its financial reporting responsibilities and to review the Consolidated Financial Statements and the independent auditor’s report.

The Audit Committee reports its findings to the Board of Directors for consideration in approving the Consolidated Financial Statements for presentation to the shareholders.

The Audit Committee considers, for review by the Board of Directors and approval by the shareholders, the engagement or reappointment of the independent auditors.

The shareholders’ auditors have full access to the Audit Committee, with and without management being present, to discuss the Consolidated Financial Statements and to report their findings from the audit process. The Consolidated Financial Statements have been examined by the shareholders’ independent auditors, PriceWaterhouseCoopers LLP, Chartered Accountants, and their report is provided herein.

March 28, 2011
Mississauga, Ontario

Daryl C. F. Wilson President and Chief Executive Officer	Lawrence E. Davis Chief Financial Officer

Management’s Report on Internal Control Over Financial Reporting

Management of Hydrogenics Corporation (the “Corporation”) is responsible for establishing and maintaining adequate internal control over financial reporting.  Internal control over financial reporting is a process designed by, or under the supervision of, the President and Chief Executive Officer and the Chief Financial Officer and is effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles.  It includes those policies and procedures that:

•
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Corporation’s assets that could have a material effect on the Corporation’s consolidated financial statements;

•	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions related to and dispositions of the Corporation’s assets; and

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

Management assessed the effectiveness of the Corporation’s internal control over financial reporting as at December 31, 2010, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that, as at December 31, 2010, the Corporation’s internal control over financial reporting was effective.

March 28, 2011
Mississauga, Ontario
Daryl C. F. Wilson President and Chief Executive Officer	Lawrence E. Davis Chief Financial Officer

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of Hydrogenics Corporation

We have audited the accompanying consolidated financial statements of Hydrogenics Corporation and its subsidiaries (the Company), which comprise the consolidated balance sheets as at December 31, 2010 and December 31, 2009 and the consolidated statements of operations, consolidated statements of cash flows, consolidated statements of shareholders’ equity for the years then ended, and the related notes including a summary of significant accounting policies.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. We were not engaged to perform an audit of the company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Hydrogenics Corporation and its subsidiaries as at December 31, 2010 and December 31, 2009 and the results of their operations and their cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Emphasis of Matter

Without qualifying our opinion, we draw attention to note 1 in the financial statements which indicates the existence of material uncertainties that cast significant doubt about the Company's ability to continue as a going concern.

Chartered Accountants, Licensed Public Accountants
Toronto, Ontario
March 28, 2011

Hydrogenics Corporation
Consolidated Balance Sheets
(in thousands of US dollars)

	December 31 2010	December 31 2009
Assets
Current assets
Cash and cash equivalents	$7,881	$9,159
Restricted cash	883	1,603
Accounts receivable (note 6)	5,603	3,685
Grants receivable	572	490
Inventories (note 7)	8,376	11,746
Prepaid expenses	762	1,270
	24,077	27,953

Restricted cash	225	240
Property, plant and equipment (note 8)	1,871	2,889
Intangible assets (note 9)	200	280
Goodwill	5,100	5,446
	$31,473	$36,808

Liabilities

Current liabilities
Accounts payable and accrued liabilities (note 10)	$10,096	$14,782
Unearned revenue	3,751	4,546
	13,847	19,328

Shareholders’ Equity
Common shares ($nil par value)	316,167	307,038
Contributed surplus	16,992	16,713
Deficit	(309,352)	(300,795)
Accumulated other comprehensive loss	(6,181)	(5,476)
Total deficit and accumulated other comprehensive loss	(315,533)	(306,271)
	17,626	17,480
	$31,473	$36,808

Going concern (note 1)

Contingencies and government assistance, guarantees and commitments (notes 14 and 15)

Douglas Alexander Chairman	Norman Seagram Director

The accompanying notes form an integral part of these Consolidated Financial Statements.

Hydrogenics Corporation
Consolidated Statements of Operations
(in thousands of US dollars, except for share and per share amounts)

	2010	2009	2008
Revenues	$20,930	$18,841	$39,340

Cost of revenues	15,504	15,113	31,446
	5,426	3,728	7,894
Operating expenses
Selling, general and administrative	10,228	16,995	15,022
Research and product development (note 13)	3,445	5,219	7,296
Amortization of property, plant and equipment	690	864	855
Impairment of property, plant and equipment (note 8)	-	317	-
Amortization of intangible assets (note 9)	96	120	249
	14,459	23,515	23,422
Loss from operations	(9,033)	(19,787)	(15,528)
Other income (expenses)
Litigation settlements (note 16)	437	-	44
(Loss) on disposal of property, plant and equipment	(93)	(14)	-
Provincial capital tax	(9)	(154)	170
Interest	35	169	923
Foreign currency gains	109	40	188
	479	41	1,325

Loss before income taxes	(8,554)	(19,746)	(14,203)
Provision for (recovery of) income taxes (notes 2 and 19)	3	(10,371)	116
Net loss for the year	$(8,557)	$(9,375)	$(14,319)
Net loss per share
Basic and diluted (note 20)	$(1.82)	$(2.54)	$(3.89)
Weighted average number of common shares outstanding (note 20)	4,689,504	3,697,740	3,683,226

The accompanying notes form an integral part of these Consolidated Financial Statements.

Hydrogenics Corporation
Consolidated Statements of Cash Flows
(in thousands of US dollars)

	2010	2009	2008
Cash and cash equivalents provided by (used in)
Operating activities
Net loss for the year	$(8,557)	$(9,375)	$(14,319)
Items not affecting cash
Amortization of property, plant and equipment	899	1,206	1,106
Non-cash selling, general and administrative expenses (note 16)	763	-	-
Amortization of intangible assets	96	120	249
Impairment of property, plant and equipment	-	317	-
Unrealized foreign exchange losses (gains)	(91)	(148)	695
Stock-based compensation expense	279	413	694
Loss on disposal of property, plant and equipment	93	14	-
Net change in non-cash working capital (note 21)	(3,593)	(3,632)	4,817
	(10,111)	(11,085)	(6,758)
Investing activities
Decrease in short-term investments	-	-	15,032
Decrease (increase) in restricted cash	735	(713)	(1,130)
Proceeds from disposal of property, plant and equipment	112	-	44
Purchase of property, plant and equipment	(380)	(752)	(929)
	467	(1,465)	13,017

Financing activities
Repayment of long-term debt	-	-	(11)
Deferred research and development grants	-	70	(235)
Common shares issued (purchased and cancelled), net of issuance costs (note 11 and 12)	8,366	38	128
	8,366	108	(118)
Increase (decrease) in cash and cash equivalents during the year	(1,278)	(12,442)	6,141

Cash and cash equivalents – Beginning of year	9,159	21,601	15,460
Cash and cash equivalents – End of year	$7,881	$9,159	$21,601

Supplemental disclosure
Interest paid	$2	$11	$52
Income taxes paid	24	87	63

The accompanying notes form an integral part of these Consolidated Financial Statements.

Hydrogenics Corporation
Consolidated Statements of Shareholders’ Equity
(in thousands of US dollars, except for share amounts)

	Common shares		Warrant A		Warrant B		Contributed surplus	Deficit	Accumulated other comprehen -sive income (loss)	Total share- holders’ equity
	Number (note 11)	Amount	Number	Amount	Number	Amount
Balance at Dec. 31, 2007	3,670,628	$306,872	-	$-	-	$-	$15,606	$(277,101)	$(4,993)	$40,384
Net loss for the year	-	-	-	-	-	-	-	(14,319)	-	(14,319)
Foreign currency translation adjustments	-	-	-	-	-	-	-	-	(1,404)	(1,404)
Comprehensive loss	-	-	-	-	-	-	-	-	-	(15,723)
Shares issued:
Issuance of common shares on exercise of stock options	25,599	128	-	-	-	-	-	-	-	128
Stock-based compensation expense	-	-		-		-	694	-	-	694
Balance at Dec. 31, 2008	3,696,227	307,000	-	-	-	-	16,300	(291,420)	(6,397)	25,483
Net income for the year	-	-	-	-	-	-	-	(9,375)	-	(9,375)
Foreign currency translation adjustments	-	-	-	-	-	-	-	-	921	921
Comprehensive loss	-	-	-	-	-	-	-	-	-	(8,454)
Shares issued:
Issuance of common shares on exercise of stock options	5,760	38	-	-	-	-	-	-	-	38
Stock-based compensation expense	-	-	-	-	-	-	413	-	-	413
Balance at Dec. 31, 2009	3,701,987	307,038	-	-	-	-	16,713	(300,795)	(5,476)	17,480
Net loss for the year	-	-	-	-	-	-	-	(8,557)	-	(8,557)
Foreign currency translation adjustments	-	-	-	-	-	-	-	-	(705)	(705)
Comprehensive loss	-	-	-	-	-	-	-	-	-	(9,262)
Shares issued:
Issuance of common shares and warrants, net of issuance costs	1,786,660	7,470	239,356	778	260,646	881	-	-	-	9,129
Adjustment for partial shares on share consolidation	(17)	-	-	-	-	-	-	-	-	-
Stock-based compensation expense	-	-	-	-	-	-	279	-	-	279
Balance at Dec. 31, 2010	5,488,630	$314,508	239,356	$778	260,646	$881	$16,992	$(309,352)	$(6,181)	$17,626

The authorized capital stock of the Corporation consists of an unlimited number of common shares and an unlimited number of preferred shares issuable in series.

The accompanying notes form an integral part of these Consolidated Financial Statements.

Hydrogenics Corporation
Notes to Consolidated Financial Statements
(Thousands of US dollars, except for share amounts)

Note 1.  Description of Business and Going Concern
Hydrogenics Corporation (“Hydrogenics” or the “Corporation”), as reorganized (note 2), together with its subsidiaries, designs, develops and manufactures hydrogen generation products based on water electrolysis technology and fuel cell products based on proton exchange membrane, or PEM, technology.

While the accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the discharge of liabilities during the normal course of operations and the continuation of operations for the foreseeable future, there are material uncertainties related to certain conditions and events that cast significant doubt on the Corporation’s ability to continue as a going concern. The events and conditions that cast significant doubt include the Corporation’s recurring operating losses and negative cash flows from operations and the risk of not securing additional funding. The Corporation expects these conditions to continue in the near term.

The Corporation needs to increase its revenues to generate profits and related positive operating cash flows. There are various uncertainties affecting the Corporation’s revenues related to the current market environment including the level of sales orders, the length of sales cycles, the continuing development of products by the Corporation, the adoption of new technologies by customers, price competition, the continuation of government incentives for the Corporation’s customers and the ability of customers to finance purchases.

The Corporation also requires additional funding in the form of debt or equity in addition to the funding obtained during the year ended December 31, 2010.  During the three months ended March 31, 2010, the Corporation completed an offering of common shares and warrants for gross cash proceeds of $5,000 before placement agent’s fees and other offering expenses.  On August 9, 2010, the Corporation entered into a subscription agreement (“the Agreement”) with CommScope, Inc. of North Carolina, a wholly owned subsidiary of CommScope, Inc. (“CommScope”) pursuant to which CommScope may purchase from Hydrogenics, common shares in four tranches, up to a maximum of 2,186,906 shares for a maximum aggregate purchase price of $8,500 upon completion of certain product development milestones as defined under the Agreement.  During the three months ended September 30, 2010, the Corporation closed the first two tranches under the terms of the Agreement for gross cash proceeds of $4,000.  The Corporation expects to close the final two tranches under the terms of the Agreement for gross cash proceeds of $4,500 during 2011 as it completes the requirements of the product development milestones under the Agreement.  While the Corporation continues to pursue various additional sources of financing, there are no definitive plans at this stage and there is no assurance these initiatives will be successful or provide additional funds sufficient to continue operations.

In addition to the material uncertainties referred to above, the pace of economic recovery could continue to have a negative impact on the Corporation’s business, results of operations and consolidated financial condition, or the Corporation’s ability to forecast results and cash flows, and it may cause a number of the risks the Corporation currently faces (such as the ability to increase revenue and raise capital) to increase in likelihood, magnitude and duration.

The Corporation’s ability to continue as a going concern and manage these material uncertainties is dependent on the successful execution of its business plan, which involves: (i) securing additional financing to fund its operations; (ii) continued investment in research and product development through advancing product designs for efficiency, durability, cost reduction and entry into complementary markets to improve overall gross margins; (iii) increasing market penetration and sales to improve operating cash flows; and (iv) actively managing its working capital to preserve cash resources.   At present, the success of these initiatives cannot be assured due to the material uncertainties described above.

These consolidated financial statements do not include any adjustments or disclosures that may result from the Corporation’s inability to continue as a going concern. If the going concern assumption was not found to be appropriate for these consolidated financial statements, adjustments may be necessary in the carrying values of assets and liabilities and the reported expenses and consolidated balance sheet classifications; such adjustments could be material.

Hydrogenics Corporation
Notes to Consolidated Financial Statements
(Thousands of US dollars, except for share amounts)

Note 2.  Basis of Preparation

The accompanying consolidated financial statements of Hydrogenics and its subsidiaries have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which, in the case of the Corporation, conform in all material respects with accounting principles generally accepted in the United States (“US GAAP”), except as outlined in note 23.

Continuity of Interest Accounting
On June 11, 2009, the Corporation, the Corporation’s original predecessor (“Old Hydrogenics”), the board of trustees of Algonquin Power Income Fund (“APIF”) and APIF’s manager, Algonquin Power Management Inc., agreed on the terms of a series of transactions (collectively, the “APIF Transaction”) and agreements, pursuant to which Old Hydrogenics agreed to transfer its entire business and operations to the Corporation, including all assets, liabilities, directors, management and employees, but excluding its tax attributes. Under the APIF Transaction, the Corporation’s shareholders had their common shares in the capital of Old Hydrogenics redeemed for common shares of the Corporation on a one-for-one basis. At the same time, APIF unitholders exchanged their units for Algonquin Power & Utilities Corp. (“APUC”) common shares.

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

Pursuant to continuity of interest accounting, the assets transferred including intellectual property (exclusive of tax attributes) and liabilities assumed  were recorded at their carrying values as reported by the Corporation immediately prior to the completion of the APIF Transaction. As a result, the cash proceeds were recorded as a recovery of income taxes reflecting the disposal of the tax attributes.  The Corporation recorded a benefit of $10,464 in the 2009 consolidated financial statements. Of the benefit, $9,994 was received in cash during 2009 and the remaining $470 was included in accounts receivable.  The amount included in accounts receivable was collected subsequent to December 31, 2009.  The Corporation incurred transaction costs of $3,300 relating to the APIF Transaction and these costs were included within selling, general and administrative expenses for 2009.  In addition, as the future income tax benefits of Old Hydrogenics’ Canadian non-capital losses, capital losses, scientific research and development expenditures and investment tax credits generated prior to the date of the completion of the APIF transaction are not available to the Corporation after the completion of the APIF Transaction, the gross future income tax assets related to these Canadian tax pools was reduced to $nil (note 19).

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

Significant estimates made by the Corporation are included in areas such as the fair value of goodwill, warranty provisions, stock-based compensation, potentially uncollectible accounts receivable, determination of the net realizable value for inventory, and provisions for costs to complete contracts in progress and valuation allowances for future income tax assets.

Hydrogenics Corporation
Notes to Consolidated Financial Statements
(Thousands of US dollars, except for share amounts)

Cash and Cash Equivalents
Cash and cash equivalents consist of cash on deposit and highly liquid short-term interest bearing securities with maturities at the date of purchase of less than 90 days. Cash and cash equivalents are classified as loans and receivables, and approximate fair value.

Restricted Cash
Restricted cash consists of cash on deposit and highly liquid short-term interest bearing securities with maturities at the date of purchase of less than 90 days. These instruments are held as full or partial security for standby letters of credit and letters of guarantee (the “Letters”).  The Corporation cannot utilize this restricted cash until the Letters have expired.  Where these Letters have maturities of greater than one year, the associated security is classified as a non-current asset. Restricted cash is classified as loans and receivables, and approximate fair value.

Provisions for Losses on Uncollectible Receivables
The Corporation reviews and evaluates its trade receivable accounts customer by customer and writes down their carrying values to their expected realizable values by making an allowance for doubtful receivables, as soon as the account is determined not to be fully collectible, which is done based on management’s evaluation of the situation on a customer by customer basis. The Corporation’s assessment of outstanding receivables from customers is primarily based on the Corporation’s assessment of the creditworthiness of the customer.  The allowance is charged against earnings. Shortfalls in collections are applied against this provision. Estimates for the allowance for doubtful receivables are determined on a customer-by-customer evaluation of collectability at each consolidated balance sheet reporting date, taking into account the amounts that are past due and any available relevant information of the customers’ liquidity and going concern problems.

Inventories
Raw materials, work-in-progress and finished goods are valued at the lower of cost, determined on a first-in first-out basis, and net realizable value.  Inventory costs include the cost of material, labour, variable overhead and an allocation of fixed manufacturing overhead including amortization based on normal production volumes.

Property, Plant and Equipment
Property, plant and equipment are recorded at cost less accumulated amortization. Property, plant and equipment are amortized from the date of acquisition, or in respect of internally constructed assets, from the time an asset is substantially completed and ready for use. The cost of internally constructed assets includes materials, labour and directly attributable overhead costs.
Amortization is computed using the declining balance method as follows:

Test equipment	30% per annum
Computer hardware and software	30% per annum
Furniture and equipment	20% per annum
Automobiles	30% per annum
Leasehold improvements are amortized on a straight-line basis over the term of the lease, or the useful economic life of the lease, if shorter.

The Corporation reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on the Corporation’s ability to recover the carrying value of the asset from the expected future pre-tax cash flows (undiscounted and without interest charges) of the related operations. If these cash flows are less than the carrying value of such asset, an impairment loss is recognized for the difference between estimated fair value and carrying value.

Hydrogenics Corporation
Notes to Consolidated Financial Statements
(Thousands of US dollars, except for share amounts)

Goodwill and Intangible assets

Goodwill
Goodwill represents the excess of purchase price over the fair value of identifiable assets acquired in a business combination accounted for using the purchase method of accounting.  Goodwill is tested for impairment annually or more frequently if an event or circumstance indicates that an impairment loss may have been incurred. Application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units and determination of the fair value of each reporting unit. The Corporation estimates the fair value of each reporting unit using a discounted cash flow methodology. This requires the Corporation to use significant judgment including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for the business, the useful life over which cash flows will occur, determination of the weighted average cost of capital and relevant market data.

Goodwill Impairments
The goodwill recorded in the consolidated financial statements relates entirely to the OnSite Generation reporting unit. For purposes of determining the fair value of our OnSite Generation reporting unit, the Corporation uses the discounted cash flow methodology. Under the income approach, management estimates the discounted future cash flows for ten years and a terminal value for the reporting unit. The future cash flows are based on management’s best estimates considering historical and expected operating plans, economic conditions, and general outlook for the industry and markets in which the reporting unit operates.  The discount rate used by the Corporation is based on an optimal debt to equity ratio and considers the risk free rate, market equity risk premium, size premium and operational risk premium for possible variations from management’s projections. The terminal value is the value attributed to the reporting unit’s operations beyond the projected period of ten years using a perpetuity growth rate based on industry, revenue and operating income trends and growth prospects.

The Corporation’s assumptions are affected by current market conditions, which may affect expected revenue.  In addition, while the Corporation continues to implement cost savings initiatives, operating costs may increase more significantly than expected. The Corporation also has significant competition in markets in which it operates, which may impact its revenues and operating costs.  The Corporation has made certain assumptions for the discount and terminal growth rates to reflect possible variations in the cash flows; however, the risk premiums expected by market participants related to uncertainties about the industry, specific reporting units or specific intangible assets may differ or change quickly depending on economic conditions and other events.  Accordingly, it is reasonably possible that future changes in assumptions may negatively impact future valuations of goodwill and the Corporation would be required to recognize an impairment loss.  As at December 31, 2010, the Corporation’s estimate of fair value for the OnSite Generation reporting unit exceeded its respective carrying value by approximately 30%.

Identifiable intangible assets
The Corporation’s intangible assets include computer software with finite useful lives. These assets are capitalized and amortized on a declining balance basis in the Consolidated Statement of Operations over the period of their expected useful lives of three years. The Corporation reviews the amortization methods and useful life estimates for these intangible assets annually.

The Corporation reviews the carrying amount of intangible assets with finite lives when events or circumstances indicate the carrying amount may not be recoverable. This evaluation is based on projections of future undiscounted net cash flows. The total of these projected net cash flows is referred to as the net recoverable amount. If the net recoverable amount is less than the carrying value, the asset is written down to fair value.

Revenue Recognition
Revenues from the sale of equipment are recognized when there is persuasive evidence of an arrangement, goods have been delivered, the amount is fixed or determinable, and collection is reasonably assured. When customer acceptance clauses are considered to be substantive, recognition of

Hydrogenics Corporation
Notes to Consolidated Financial Statements
(Thousands of US dollars, except for share amounts)

revenue is deferred until customer acceptance is received.  If delivery has not occurred, the Corporation will recognize revenue provided all other criteria are met and the risks of ownership have passed to the customer, the customer has a fixed commitment to purchase the goods, the customer requests that the delivery not occur until a later date, there is a fixed schedule for delivery of the goods, the Corporation has not retained any specific performance obligations such that the earnings process is not complete, the ordered goods have been segregated from the Corporation’s inventory and not subject to being used to fill other orders and the product is complete and ready for shipment.
Revenues from long-term contracts are determined under the percentage-of-completion method whereby revenues are recognized on a pro-rata basis in relation to contract costs incurred. Costs and estimated profit on contracts-in-progress in excess of amounts billed are reflected as unbilled revenue. Losses, if any, are recognized immediately.

Revenues relating to engineering and testing services are recognized as services are rendered. Cash received in advance of revenue being recognized on contracts is classified as unearned revenue.

The Corporation also enters into transactions that represent multiple element arrangements, which may include any combination of equipment and service. These multiple element arrangements are assessed to determine whether they can be separated into more than one unit of accounting or element for the purpose of revenue recognition. When the appropriate criteria for separating revenue into more than one unit of accounting is met and there is objective evidence of the fair value for all units of accounting or elements in an arrangement, the arrangement consideration is allocated to the separate units of accounting or elements based on each unit’s relative fair value. This objective evidence of fair value is established through prices charged for each revenue element when that element is sold separately. For the periods presented, the Corporation has had fair value for each of the elements in its revenue arrangements. The revenue recognition policies described above are then applied to each unit of accounting.

Product Warranties
The Corporation typically provides a warranty for parts and/or labour for up to one year or based on certain operating specifications such as hours of operation. Warranty cost provisions are based on management’s best estimates of such costs, taking into account the specific arrangements of the transaction and past history.

Research and Product Development Costs
Research costs are expensed as incurred. Product development costs (which typically include applying for patents and licences) are expensed as incurred until the Corporation can demonstrate each of the following criteria: (i) the technical feasibility of completing the intangible asset so that it will be available for use or sale; (ii) its intention to complete the intangible asset and use or sell it; (iii) its ability to use or sell the intangible asset; (iv) how the intangible asset will generate probable future economic benefits; (v) the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and (vi) its ability to measure reliably the expenditure attributable to the intangible asset during its development. To date, no product development costs have been capitalized.
Funding for research and product development includes government and non-government research and product development support. Research and product development support is recognized as the applicable costs are incurred unless it is for reimbursement of an asset, in which case it is accounted for as a reduction in the cost of the applicable asset.  The appropriate portion of the estimated total of government assistance to be received is accrued in the consolidated financial statements provided there is reasonable assurance that the enterprise has complied and will continue to comply with all the conditions of the government grant. Where government grants include terms of repayment, the Corporation accrues a liability in the period in which conditions arise that will cause government assistance to be repayable, without prior period adjustment.

Stock-based Compensation
The Corporation has stock-based compensation plans, which are described in Note 12.  The Corporation estimates the fair value of stock-based compensation to employees and directors and expenses the fair

Hydrogenics Corporation
Notes to Consolidated Financial Statements
(Thousands of US dollars, except for share amounts)

value over the estimated vesting period of the stock options with the offset being recorded in contributed surplus. Any consideration paid by employees or directors on the exercise of stock options or purchase of stock is credited to share capital together with any previously recognized compensation expense. If shares or stock options are repurchased from employees or directors, the excess of the consideration paid over the carrying amount of the shares or vested stock options cancelled is charged to deficit, unless a portion of the consideration represents payments over the fair value of the share or stock option, in which case that portion is recognized in compensation expense. Forfeitures of stock-based compensation awards are accounted for in the period in which the forfeiture occurs.

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
(Thousands of US dollars, except for share amounts)

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

Financial Instruments
All financial instruments are measured at fair value on initial recognition. After initial recognition, financial instruments are measured at their fair values, except for loans and receivables and other financial liabilities, which are measured at amortized cost. The Corporation has classified cash and cash equivalents and restricted cash and accounts receivable as loans and receivables, and they approximate fair value. Financial liabilities included within accounts payable and accrued liabilities are classified as other financial liabilities and approximate fair value.

Note 3.  New Accounting Standards

The Corporation will cease to prepare its consolidated financial statements in accordance with Canadian GAAP (and reconcile its financial statements to US GAAP) as set out in Part V of the CICA Handbook - Accounting ("Canadian GAAP") for the periods beginning on January 1, 2011 when it will start to apply International Financial Reporting Standards as published by the International Accounting Standards Board.  Consequently, future accounting changes to Canadian GAAP and US GAAP are not discussed in these consolidated financial statements as they will never be applied by the Corporation.

Note 4.  Risk Management Arising From Financial Instruments

Under Canadian GAAP, financial instruments are classified into one of the following categories:  held-for-trading; held-to-maturity; available-for-sale; loans and receivables; and other financial liabilities.  The following table summarizes information regarding the carrying value of the Corporation’s financial instruments:

	20100	20099
Loans and receivables (i)	$15,164	$15,177
Other financial liabilities (ii)	6,549	10,414

(i)	Includes cash and cash equivalents and restricted cash, accounts receivable and grants receivable
(ii)	Includes financial liabilities included within accounts payable and accrued liabilities

Liquidity
The Corporation has sustained losses and negative cash flows from operations since its inception. At December 31, 2010, the Corporation had $7,881 (2009 - $9,159) of cash and cash equivalents.  Liquidity risk is the risk the Corporation will encounter difficulty in meeting its financial obligations associated with financial liabilities that are settled by delivering cash or another financial asset.  The Corporation is exposed to significant liquidity risk as it continues to have net cash outflows to support its operations.  The Corporation’s approach to managing liquidity risk is to ensure it will have sufficient liquidity to meet liabilities when due.  The Corporation achieves this by maintaining sufficient cash and cash equivalents and short-term investments.  The Corporation monitors its financial position on a monthly basis and updates its expected use of cash resources based on the latest available data.  Substantially all of the Corporation’s financial liabilities are classified as current liabilities as settlement is expected within one year.  There are uncertainties related to the timing and use of the Corporation’s cash resources.  Note 1,

Description of Business and Going Concern, discloses the risks surrounding the timing and the use of the Corporation’s cash resources.

Credit risk
Credit risk arises from the potential that a counterparty will fail to perform its obligations.  The Corporation is exposed to credit risk from customers. At December 31, 2010, the Corporation’s two largest customers accounted for 21% (9% at December 31, 2009) and 13% (7% at December 31, 2009) of accounts receivable, respectively.  In order to minimize the risk of loss for trade receivables, the Corporation’s extension of credit to customers involves a review and approval by senior management as well as progress payments as contracts are executed and in some cases irrevocable letters of credit. The majority of the Corporation’s sales are invoiced with payment terms between 30 and 60 days. The Corporation’s objective is to minimize its exposure to credit risk from customers in order to prevent losses on financial assets by performing regular monitoring of overdue balances and to provide an allowance for potentially uncollectible accounts receivable.

The Corporation’s trade receivables have a carrying value of $5,017 as at December 31, 2010 ($2,919 as at December 31, 2009), representing the maximum exposure to credit risk of those financial assets, exclusive of the allowance for doubtful accounts.  Normal credit terms for amounts due from customers call for payment within 30 to 60 days.  An insignificant amount of these receivables were past due as at December 31, 2010. The Corporation’s exposure to credit risk for trade receivables by geographic area as at December 31 was as follows:

	2010	2009
Europe	54%	51%
United States	11	13
Asia	7	8
Rest of world	28	28
	100%	100%

The activity of the allowance for doubtful accounts for the period is as follows:
	2010	2009
Allowance for doubtful accounts – beginning of year	$288	$228
Bad debt expense	38	283
Write off of bad debts	(215)	(223)
Allowance for doubtful accounts – end of year	$111	$288

The Corporation believes the credit quality is high for the accounts receivable, which are neither past due nor impaired based on prior experience of collections of accounts within 0 - 30 days of billing.

The Corporation may also have credit risk relating to cash and cash equivalents and restricted cash, which it manages by dealing with large chartered Belgian, Canadian and German banks. The Corporation’s objective is to minimize its exposure to credit risk in order to prevent losses on financial assets by placing its investments in lower risk bank acceptances of these chartered banks. The Corporation’s cash and cash equivalents and restricted cash carrying value is $8,989 at December 31, 2010 ($11,002 at December 31, 2009), representing the maximum exposure to credit risk of these financial assets. Approximately 55% (52% - December 31, 2009) of the Corporation’s cash and restricted cash at December 31, 2010 was held by four financial institutions. The Corporation’s exposure to credit risk relating to cash and cash equivalents and short-term investments, segmented by geographic area as at December 31, was as follows:

Hydrogenics Corporation
Notes to Consolidated Financial Statements
(Thousands of US dollars, except for share amounts)

	2010	2009
Canada	70%	71%
Belgium	24	20
Germany	6	9
	100%	100%

Foreign currency risk
Foreign currency risk arises because of fluctuations in exchange rates. The Corporation conducts a significant portion of its business activities in currencies other than the functional currency of the parent company (US$) and the functional currency of its self-sustaining subsidiary (euro).  This primarily includes Canadian dollar transactions at the parent company and US dollar transactions at the Corporation’s self-sustaining subsidiary. The Corporation’s objective in managing its foreign currency risk is to minimize its net exposure to foreign currency cash flows by converting foreign denominated financial assets into the applicable functional currency of the subsidiary to the extent practical to match the obligations of its financial liabilities.  Financial assets and financial liabilities denominated in foreign currencies will be affected by changes in the exchange rate between the functional currency and these foreign currencies.  This primarily includes cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities, which are denominated in foreign currencies.  The Corporation recognized foreign exchange gains in the year ended December 31, 2010 of $109 compared to $40 in the year ended December 31, 2009.

If a shift in the Canadian dollar relative to the US dollar of 10% were to occur, the exchange gain or loss on the net financial assets could be plus or minus $71 (December 31, 2009 - $601) due to exchange rate fluctuations and this amount would be recorded in the Consolidated Statements of Operations.

Interest rate risk
Interest rate risk arises because of the fluctuation in market interest rates.  The Corporation’s objective in managing interest rate risk is to maximize the return on its cash and cash equivalents and restricted cash. The Corporation is subject to interest rate risk on its cash and cash equivalents; however, the Corporation does not have any long-term debt and hence is not subject to interest rate risk from borrowings.  If a shift in interest rates of 10% were to occur, the impact on cash and cash equivalents and restricted cash and the related net loss for the period could be plus or minus $9.

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

The Corporation’s capital is composed of share capital, contributed surplus, accumulated deficit and foreign currency translation adjustments included within accumulated other comprehensive income (loss). The total capital as at December 31, 2010 is $17,626 (December 31, 2009 - $17,480). The Corporation’s primary uses of capital are to finance operations, increases in non-cash working capital and capital expenditures. The Corporation currently funds these requirements from existing cash resources and cash raised through share issuances and the APIF Transaction (Note 2).  The Corporation’s objectives when managing capital are to ensure the Corporation will continue to have enough liquidity so it can provide its products and services to its customers and returns to its shareholders.

The Corporation monitors its capital on the basis of the adequacy of its cash resources to fund its business plan. In order to maximize the capacity to finance the Corporation’s ongoing growth, the Corporation does not currently pay a dividend to holders of its common shares.

Hydrogenics Corporation
Notes to Consolidated Financial Statements
(Thousands of US dollars, except for share amounts)

Note 5.  Business Streamlining Initiatives

On January 5 and December 10, 2009, the Corporation reduced its headcount and implemented additional cost saving measures in order to maximize the Corporation’s cash resources and streamline operations. During the year ended December 31, 2009, the Corporation recorded charges of $582 and $409, for severance and related expenses, which are included in selling, general and administrative expenses. These amounts were charged to the Corporation’s business segments for the year ended December 31, 2009 as follows: Corporate - $146; OnSite Generation - $99; and Power Systems - $746.

A summary of the movements in the liability are as follows:
	January 5 2009	December 10 2009	Total
December 31, 2008	$-	$-	$-
Expense for the period	582	409	991
Cash payments	(582)	(33)	(615)
December 31, 2009	-	376	376
Cash payments	-	(376)	(376)
December 31, 2010	$-	$-	$-

Note 6.  Accounts Receivable

	2010	2009
Trade accounts receivable	$5,017	$2,919
Less: Allowance for doubtful accounts	(111)	(288)
Goods and services tax and other receivables	697	1,054
	$5,603	$3,685

Note 7.  Inventories

	2010	2009
Raw materials	$2,702	$3,239
Work-in-progress	3,700	5,336
Finished goods	1,974	3,171
	$8,376	$11,746

During the year ended December 31, 2010, the Corporation recorded provisions of $513 (2009 - $349) and reversed previously accrued provisions totalling $656 (2009 - $nil). The reversal of previously accrued provisions is attributed to utilizing sub assemblies, which were previously reserved for potential quality issues and subsequently found to be within acceptable quality standards. During the year, approximately $11,644 of inventory was expensed in cost of revenues (2009 and 2008 - $13,630 and $29,851, respectively).

Hydrogenics Corporation
Notes to Consolidated Financial Statements
(Thousands of US dollars, except for share amounts)

Note 8. Property, Plant and Equipment

As at December 31, 2010, the net book value of property, plant and equipment is as follows:
	Cost	Accumulated amortization	Net book value
Test equipment	$4,750	$4,611	$139
Furniture and equipment	4,637	3,339	1,298
Computer hardware	911	750	161
Leasehold improvements	612	343	269
Automobiles	521	517	4
	$11,431	$9,560	$1,871

As at December 31, 2009, the net book value of property, plant and equipment is as follows:

	Cost	Accumulated amortization	Net book value
Test equipment	$5,179	$4,724	$455
Furniture and equipment	4,537	2,897	1,640
Computer hardware and software	910	677	233
Leasehold improvements	1,097	906	191
Automobiles	564	554	10
Assets held-for-sale	855	495	360
	$13,142	$10,253	$2,889

Test equipment under construction, as at December 31, 2010, not yet subject to amortization, amounted to $39 (2009 - $55).

During 2009, the Corporation recorded a write down of $317 of certain property, plant and equipment which were classified as held-for-sale.  At December 31, 2009, these held-for-sale assets were recorded at fair value, less their estimated costs to sell.

Note  9.  Intangible assets

As at December 31, 2010, the carrying value of intangible assets is as follows:

	Cost	Accumulated amortization	Net book value
Software	$1,741	$1,541	$200

As at December 31, 2009, the carrying value of intangible assets was as follows:

	Cost	Accumulated amortization	Net book value
Software	$1,731	$1,451	$280

Hydrogenics Corporation
Notes to Consolidated Financial Statements
(Thousands of US dollars, except for share amounts)

Note 10.  Accounts Payable and Accrued Liabilities

	2010	2009
Trade accounts payable	$2,155	$3,296
Warranty liability accruals	2,350	3,185
Severance and related compensation payments	2,094	2,298
Accrued payroll costs	1,392	1,694
Facility accruals	397	1,560
Supplier accruals	769	1,503
Accrued professional fees	497	590
Excise tax payable	-	384
Other	442	272
	$10,096	$14,782

Included within severance and related compensation payments is a post-retirement benefit obligation of $1,262 (2009 - $1,184).  The liability, which is unfunded and payable in Canadian dollars, is a defined benefit plan to be paid to a beneficiary.  The key assumptions used in this valuation are annual payments (CA $100), the expected life of the beneficiaries (approximately 11.5 years) and the discount rate (4%).  The amount expensed in 2010 is $110 (2009 - $134).  Actuarial gains and losses as a result of changes in these assumptions are recognized into income in the period of the change.  During 2010, the post-retirement benefit obligation was reduced by the amount of annual cash payments ($96) and was increased by annual interest accretion ($105) and foreign exchange movements during the year ($69).

Information regarding the changes in the Corporation’s aggregate product warranty liabilities is as follows for the years ended December 31:

	2010	2009
Balance, December 31, 2009 and 2008	$3,185	$3,717
Accruals for warranties during the year	1,580	1,585
Settlements made during the year	(1,872)	(1,146)
Reversal of warranty accruals during the year	(543)	(971)
Balance, December 31, 2010 and 2009	$2,350	$3,185

Note 11.  Share Capital

On February 8, 2010, the Corporation announced it would implement a share consolidation of its issued and outstanding common shares in order to comply with the Minimum Bid Price Rule of the Nasdaq Global Market. The consolidation was effective as of March 12, 2010 and was implemented with a ratio of one post-consolidation share for every 25 pre-consolidation shares. The Corporation has amended the disclosures in the consolidated financial statements to reflect the share consolidation as if it had occurred on December 31, 2008.

On January 14, 2010, the Corporation issued units in a registered direct offering (the “Offering”) with two institutional investors, resulting in gross proceeds of $5,000 before placement agent's fees and other offering expenses of $400. The terms of the Offering were set out in a securities purchase agreement (the “Purchase Agreement”) dated as of January 11, 2010 between the Corporation, Alpha Capital Anstalt (“Alpha”) and Iroquois Master Fund Ltd. (“Iroquois”). Under the terms of the Offering, the Corporation sold 12,500,000 units for $0.40 per unit (500,000 and $10.00, respectively, on a post-consolidated basis).

Hydrogenics Corporation
Notes to Consolidated Financial Statements
(Thousands of US dollars, except for share amounts)

The units consisted of 12,500,000 shares (500,000 on a post-consolidated basis) of the Corporation and warrants for the purchase of one common share for each common share purchased; 5,983,886 (239,356 on a post-consolidated basis) of these warrants (the “Series A warrants”) are exercisable at any time until January 14, 2015, at an exercise price of $0.52 per common share ($13.00 on a post-consolidated basis). The remaining 6,516,114 warrants (260,646 on a post-consolidated basis) (the “Series B warrants”) are exercisable for a period of five years beginning July 15, 2010, at an exercise price of $0.52 per common share ($13.00 on a post-consolidated basis). Under the terms of the Offering, each of Alpha and Iroquois paid $2,500 for 6,250,000 common shares, 2,992,200 Series A warrants and 3,250,075 Series B warrants (250,000 common shares, 119,688 Series A warrants and 130,323 Series B warrants on a post- consolidated basis) of the Corporation.  The exercise price of the Series A and B warrants is reduced if the Corporation completes a share offering whereby the price per common share of such an offering is lower than $13.00 per common share (post-consolidation). As a result of the investment by CommScope on August 9, 2010, the exercise price of the Series A and B warrants issued to each of Alpha and Iroquois was reduced to $3.68 per common share.

The warrants can be settled in cash at the option of the holder in the case of certain defined transactions (“Fundamental Transactions”) such as a change in control of the Corporation.  The cash settlement amount is determined based on the Black-Scholes value on the date of the Fundamental Transactions. The Corporation has included the warrants within share capital because, as at the date of the Offering, it was not probable that a Fundamental Transaction would occur.  The fair value of the common shares and the warrants have therefore been calculated on a relative fair value basis.

The warrants have been valued using the following assumptions:

Corporation’s share price at the date of the registered direct offering	$9.50
Exercise price	$13.00
Risk-free interest rate (%)	3.63%
Expected volatility (%)	66%
Expected life (in years)	5 and 5.5 years
Expected dividends	Nil

On May 21, 2010, the Corporation issued 100,000 common shares on a private placement basis in the Unites States to each of Alpha and Iroquois in settlement of the previously disclosed litigation and dispute (Note 16) regarding the Corporation's share consolidation, which was announced on February 8, 2010. The value of the shares issued was $763. This transaction was recorded as non-cash charge to litigation settlements.

On August 9, 2010, the Corporation entered into a strategic alliance with CommScope, a global leader in infrastructure solutions for communications networks that calls for the development and distribution of specialized fuel cell power systems and includes an equity investment in the Corporation. Pursuant to the terms of the Agreement, the Corporation will use the proceeds to develop next-generation power modules for telecom related backup power applications to be incorporated by CommScope in its products sold to customers worldwide.

Under the Agreement, CommScope has agreed to purchase from the Corporation up to a maximum of 2,186,906 common shares on a private placement basis in four tranches for a maximum aggregate purchase price of $8,500. The first tranche, which closed on August 12, 2010, consisted of 879,393 common shares for an aggregate purchase price of $3,237 ($3.68 per share). The second tranche, which closed on September 29, 2010, consisted of 207,268 common shares for an aggregate purchase price of $763 ($3.68 per share). The Corporation incurred issuance costs of $234 in connection with the issuance of the first and second tranches. As a result of this transaction, CommScope, now owns 1,086,661 common shares representing 19.8% of the outstanding common shares of the Corporation.

Hydrogenics Corporation
Notes to Consolidated Financial Statements
(Thousands of US dollars, except for share amounts)

The third and fourth tranches are subject to the satisfaction by the Corporation of certain agreed upon product development milestones with respect to Hydrogenics' Power Systems business. The Agreement provides, among other things, that CommScope will have certain participation rights, in future financings, and, subject to the maintenance of certain ownership requirements, will have the right to have one non-voting observer on the Board of Directors of Hydrogenics.  Hydrogenics and CommScope have also entered into an intellectual property licence agreement on the closing of the first tranche, wherein the Corporation has granted to CommScope a licence to certain intellectual property resulting from the transaction, which will only be exercisable by CommScope upon the occurrence of specified triggering events (such as if the Corporation were to become insolvent or exits the fuel cell business).

Note 12.  Employee stock-based compensation

Stock Option Plan

During 2000, the Corporation adopted an employee stock option plan. As at December 31, 2010, the number of common shares that may be issued under the stock option plan was 480,000. As at December 31, 2010, 131,534 common shares had been issued through the exercise of stock options under this plan. Of the remaining 348,466 available common shares, 286,545 have been granted as stock options that were outstanding at December 31, 2010.  All options are for a term of ten years from the date of grant and vest over four years unless otherwise determined by the Board of Directors.

 A summary of the Corporation’s employee stock option plan activity is as follows:

	2010		2009		2008
	Number of shares	Weighted average exercise price (CA$)	Number of shares	Weighted average exercise price (CA$)	Number of shares	Weighted average exercise price (CA$)
Outstanding, beginning of year	243,503	65.00	245,191	91.00	277,292	101.25
Granted	73,332	4.91	77,144	13.25	52,000	14.50
Exercised	-	-	(5,760)	7.25	(25,599)	5.00
Forfeited	(28,242)	46.82	(71,148)	97.75	(54,994)	104.25
Expired	(2,048)	90.50	(1,924)	268.50	(3,508)	184.00
Outstanding, end of year	286,545	51.55	243,503	65.00	245,191	91.00
Options exercisable, end of year	165,600	82.57	131,824	106.50	173,350	124.00

Hydrogenics Corporation
Notes to Consolidated Financial Statements
(Thousands of US dollars, except for share amounts)

The following table summarizes information about the Corporation’s share options outstanding as at December 31, 2010:

Exercise price CA$	Number outstanding at December 31, 2010	Weighted average remaining contractual life	Weighted average exercise price CA$	Number exercisable at December 31, 2010	Weighted average exercise price CA$
4.91 - 9.08	66,132	9.26	4.91	-	-
9.09 - 13.88	70,420	8.24	13.25	30,821	13.25
13.89 - 21.88	42,828	7.20	14.50	29,475	14.50
21.89 - 101.13	51,314	5.97	42.86	49,453	43.37
101.14 - 300.00	55,851	1.46	191.46	55,851	191.46
286,545		6.59	51.55	165,600	82.57

Stock options granted to employees during 2010 and 2009 are valued using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate - 2.58% (2009 - 2.93%), average expected life of four years (2009 - four years), expected volatility 83% (2009 - 66%) and no dividends. The fair value of the stock options granted during 2010 was $218 (2009 - $424) (weighted average fair value $2.97 per share) (2009 - $5.50) per share and the related expense recognized in the consolidated statements of operations for the year ended December 31, 2010 was $279 (2009 - $413; 2008 - $694).

In January 2011, in light of the desire to make a greater amount of stock options available for non- executive officers and in regard to the current level of stock options available for granting, the Corporation’s named executive officers voluntarily surrendered all 159,276 stock options held by them. As of March 28, 2011, there were 127,269 stock options outstanding with a weighted average exercise price of CA$81.67.

Deferred Share Unit Plan
The Corporation has a deferred share unit plan (“DSU Plan”) for directors. Pursuant to the DSU Plan, non-employee directors are entitled to receive all or any portion of their annual cash retainer and meeting fees in the form of deferred share units (“DSUs”) instead of cash. In addition, the Board of Directors may, at its discretion, make annual awards to non-employees of DSUs as or in lieu of non-cash compensation. As a result of the implementation of the DSU Plan, directors are not eligible to receive additional awards of stock options. A DSU is a unit, equivalent in value to a common share of the Corporation, credited by means of a bookkeeping entry in the books of the Corporation, to an account in the name of the non-employee director. Each DSU entitles the participant to receive a cash payment or common shares, at the option of the holder, upon termination of directorship in an amount calculated with reference to the trading price of a Hydrogenics common share on the Toronto Stock Exchange on the date of termination.  Compensation cost for DSUs granted under the DSU Plan is recorded as an expense with a corresponding increase in accrued liabilities and is measured at intrinsic value.  Changes in intrinsic value between the grant date and the measurement date result in a change in the measure of compensation cost.

During the year ended December 31, 2010, 51,193 (2009 - 17,883) DSUs were issued with immediate vesting on the date of issuance. In 2010, 5,646 DSUs were exercised (2009 - 5,517). As at December 31, 2010, 87,918 (2009 - 42,371) DSUs were outstanding under the DSU Plan.  The Corporation recognized a compensation expense of ($7) for the year ended December 31, 2010 (2009 - ($216); 2008 - ($170)) related to the DSUs.

Restricted Share Unit Plan
In 2008, the Board of Directors authorized a restricted share unit (“RSU Plan”) for senior executives. Pursuant to the RSU Plan, senior executives may be granted a portion of their long-term incentive plan in the form of restricted share units (“RSUs”) instead of stock options. A RSU is a unit, equivalent in value to a common share of the Corporation, credited by means of a bookkeeping entry in the books of the Corporation, to an account in the name of the senior executive. Each RSU entitles the participant to receive a cash payment no later than December 31 of the third calendar year following the year in respect of which the RSUs were granted.  Compensation cost for RSUs granted under the RSU Plan is recorded as an expense with a corresponding increase in accrued liabilities and is measured at intrinsic value.  Changes in intrinsic value between the grant date and the measurement date result in a change in the measure of compensation cost.

During the year ended December 31, 2010, 179,033 (2009 - 36,820) RSUs were awarded with vesting over a three-year period.  As at December 31, 2010, 267,353 (2009 - 88,320) RSUs were outstanding under the RSU Plan.  As a result, the Corporation recognized a compensation expense of $21 for the year ended December 31, 2010 (2009 - $190; 2008 - $113).

Note 13.  Research and Product Development

Research and product development expenses are recorded net of third party program funding received or receivable. For 2010, 2009 and 2008, research and product development expenses and program funding, which have been received or are receivable, are as follows:

	2010	2009	2008
Research and product development expenses	$4,309	$6,625	$8,716
Research and product development funding	(864)	(1,406)	(1,420)
Total research and product development expenses	$3,445	$5,219	$7,296

Note 14.  Commitments

The Corporation incurred rental expenses of $1,386 under operating leases in 2010 (2009 – $1,755; 2008 - $1,856). The Corporation has future minimum lease payments under operating leases relating to premises and office equipment as follows:

2011	$810
2012	784
2013	706
2014	198
2015	37
Thereafter	-
$2,535

The Corporation has entered into repayable contribution and other research and development arrangements with various Canadian governmental ministries and public sector enterprises.  Under these arrangements, the Corporation is eligible to receive up to $13,456 (2009 - $12,664; 2008 - $10,927) toward agreed upon research and development project costs. The amount received or receivable as at December 31, 2010 was $13,456 (2009 - $12,664; 2008 - $10,927; 2007 - $13,430).  The amounts are repayable based on the future revenue of the Corporation.  These arrangements will expire in stages ending on March 31, 2016 or when total amounts repaid reach the utilized amount of the advance, depending on the terms of the individual contracts.

Hydrogenics Corporation
Notes to Consolidated Financial Statements
(Thousands of US dollars, except for share amounts)

Note 15.  Contingencies and Government Assistance

As at December 31, 2010, the Corporation has outstanding standby letters of credit and letters of guarantee issued by several financial institutions, which total $1,317 (2009 - $3,173) with expiry dates extending to July 2012. The Corporation has restricted cash totalling $1,108 as partial security for these standby letters of credit and letters of guarantee.  These instruments relate primarily to obligations in connection with the terms and conditions of the Corporation’s sales contracts. The standby letters of credit and letters of guarantee may be drawn upon by the customer if the Corporation fails to perform its obligations under the sales contracts and the Corporation would be liable to the financial institution for the amount of the standby letter of credit or letter of guarantee in the event the instruments are drawn on.

In 1998, Stuart Energy, entered into an agreement (the “TPC Agreement”) with Technologies Partnerships Canada (“TPC”), a program of the Ministry of Industry of the Canadian government to develop and demonstrate Hydrogen Fleet Fuel Appliances. This agreement was amended in 2003 to expand the scope of work and resulted in Stuart Energy receiving a total of CA$5,873 of funding from TPC.  Pursuant to an amendment to the TPC Agreement, Stuart Energy received an additional CA$1,410 of funding. Stuart Energy undertook to repay future royalty payments until such time as CA$17,400 (the “Repayable Loan Amount”) was paid. The amended agreement requires Stuart Energy to commence making royalty payments against the Repayable Loan Amount on the earlier of revenues of Stuart Energy reaching a minimum of CA$90,000 or April 1, 2007. In accordance with the terms of the agreement, Stuart Energy is required to commence payments to TPC at 0.53% of its annual gross business revenues for a period of 12 years or until the Repayable Loan Amount is fully repaid. To date, the Corporation has recognized $63,824 (2009 - $51,325) in revenues and recorded a repayable amount of $338 (2009 - $272).

In January 2011, the Corporation entered into an amended agreement with the Minister of Industry of Canada (the “Minister”) whereby the Corporation agreed to pay $2,300 to the Minister.  A total of $1,500 shall be paid to the Minister in quarterly installments commencing January, 2011 and continuing until September, 2017. An additional payment of 3% of the net proceeds of all equity instrument financing transactions completed by the Corporation on or before September 30, 2017 or the sum of $800, whichever shall be the lesser amount shall be paid to the Minister. The amended agreement will result in a liability of up to a maximum of $2,300, a substantial portion of which will be recorded during the twelve months ended December 31, 2011.

The Corporation has entered into indemnification agreements with its current and former directors and officers to indemnify them, to the extent permitted by law, against any and all charges, costs, expenses, amounts paid in settlement and damages incurred by the directors and officers as a result of any lawsuit or any other judicial, administrative or investigative proceeding in which the directors and officers are sued as a result of their service. These indemnification claims will be subject to any statutory or other legal limitation period. The nature of the indemnification agreements prevents the Corporation from making a reasonable estimate of the maximum potential amount it could be required to pay to counterparties. The Corporation has purchased directors’ and officers’ liability insurance. No amount has been recorded in the consolidated financial statements with respect to these indemnification agreements as the Corporation is not aware of any claims.

In the normal course of operations, the Corporation may provide indemnification agreements, other than those noted above, to counterparties that would require the Corporation to compensate them for costs incurred as a result of changes in laws and regulations or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary based on the contract. The nature of the indemnification agreements prevents the Corporation from making a reasonable estimate of the maximum potential amount it could be required to pay to counterparties. No amount has been recorded in the consolidated financial statements with respect to these indemnification agreements as the Corporation is not aware of any claims.

Hydrogenics Corporation
Notes to Consolidated Financial Statements
(Thousands of US dollars, except for share amounts)

Note 16.   Litigation Settlements

On April 22, 2010, the Corporation reached a settlement with American Power Conversion Corporation ("APC") regarding the Corporation’s previously announced litigation in connection with the Supply Agreement entitled "Hydrogenics Corporation v. American Power Conversion Corporation, Civil Action 09-11947." Under terms of the settlement, APC paid the Corporation $1,200 and both parties have terminated all pending claims with regard to this matter.

On January 14, 2010, the Corporation issued units in an offering to two institutional investors, Alpha and Iroquois (Note 11).  On February 23, 2010, Alpha filed suit against the Corporation and two of its officers in the Supreme Court of the State of New York (County of New York) regarding the Corporation's share consolidation, which was announced on February 8, 2010. In its complaint, Alpha alleged the Corporation's share consolidation triggered a put right pursuant to the terms of the warrants and gave rise to breach of contract, negligent misrepresentation and fraud claims. Alpha sought damages of at least $2,000 plus interest, costs and fees with respect to the alleged put right and damages of at least $1,375 plus interest, costs and fees with respect to the alleged breach of contract, negligent misrepresentation and fraud claims. The Corporation received a letter from Iroquois making similar allegations.  The Corporation settled these claims on May 21, 2010 by issuing 100,000 common shares to each of Alpha and Iroquois on a private placement basis in the United States. Under the terms of each settlement agreement, the Corporation filed with the Securities Exchange Commission a registration statement on Form F-3 covering the resale of the 100,000 common shares issued to each of Alpha and Iroquois. The value of the shares issued to settle this matter was $763.

Note 17.  Lines of Credit

As at December 31, 2010, the Corporation had operating lines of credit available for up to 3,500 euros, or the  US equivalent of $4,687 (2009 - 3,500 euros, or US equivalent $5,005).

Pursuant to the terms of a credit facility, Hydrogenics Europe NV (the “Borrower”), a wholly owned Belgian based subsidiary, may borrow a maximum of 75% of the value of awarded sales contracts, approved by the Belgian financial institution, to a maximum of 2,000 euros, along with a maximum of 1,500 euros for general business purposes.  The credit facility bears interest at a rate of EURIBOR plus 1.45% per annum and is secured by a 1,000 euro first secured charge covering all assets of the Borrower. The credit facility may be increased by an additional 1,500 euros in certain circumstances, and contains a negative pledge precluding the Borrower from providing security over its assets. Additionally, the Borrower is required to maintain a solvency covenant, defined as equity plus current account receivable or payable with its parent company divided by total liabilities, of not less than 25% and ensure that its intercompany account with the Corporation does not fall below a certain level. As at December 31, 2010, the Corporation was in compliance with these covenants.

The amount of the available line of credit as at December 31, 2010 is reduced by $609, the amount of the outstanding standby letters of credit and letters of guarantee, if any, issued from time to time by the Belgian financial institution. As at December 31, 2010, the Corporation did not have any availability under this line of credit as the Corporation did not submit any sales contracts for approval.

As at December 31, 2010 and 2009, the Corporation had no indebtedness on these lines of credit.

Note 18. Related Party Transactions

Transactions with Viking Engineering & Tool Co.
In the normal course of operations, we subcontract certain machining and sheet metal fabrication of parts to Viking Engineering & Tool Co., a company owned by the father and uncle of Joseph Cargnelli, a director and senior officer of the Company and one of our principal shareholders. For the fiscal year ended December 31, 2010, billings by this related company totalled $0.2 million, an increase of $0.1 million from the $0.1 million billed in the year ended

December 31, 2009. For the year ended December 31, 2009, billings by this related company totalled $0.1 million, a decrease of $0.1 million from the $0.2 million billed in the year ended December 31, 2008. At December 31, 2010, we had an accounts payable balance due to this related company of less than ten thousand dollars. We believe that transactions with this company are consistent with those we have with unrelated third parties.

CommScope, Inc.

As a result of CommScope’s recent investments in the Corporation, CommScope became a related party. For the fiscal year ended December 31, 2010, billings to this related company totalled $0.1 million, a decrease of $0.1 million from the $0.2 million billed the year ended December 31, 2009. For the year ended December 31, 2009, billings to this related company totalled $0.2 million, a decrease of $0.1 million billed in the year ended December 31, 2008. At December 31, 2010, we had an accounts receivable balance from this related company of less than $0.1 million. We believe that transactions with this company are consistent with those we have with unrelated third parties.

All related party transactions have been recorded at the exchange amount, which is the consideration paid or received as established and agreed by the related parties.

Note 19.  Income Taxes

The breakdown of income tax expense for each of the years is as follows:

	2010	2009	2008
Current income taxes	$3	$93	$116
Proceeds received from APIF Transaction	-	(10,464)	-
Income tax (recovery) expense	$3	$(10,371)	$116

Hydrogenics Corporation
Notes to Consolidated Financial Statements
(Thousands of US dollars, except for share amounts)

The Corporation’s computation of income tax expense is as follows:

	2010	2009	2008
Loss before income taxes	$(8,554)	$(19,746)	$(14,203)
Statutory income tax rate	30.99%	33.00%	33.50%
Income tax recovery at statutory rate	(2,651)	(6,516)	(4,758)
Non-deductible expenses	92	143	185
Other permanent differences	(43)	-	1,018
Expiry of non-capital losses	-	2,019	7,438
Effect of income tax and rate changes on future income taxes	294	-	(1,111)
Effect of foreign currency rate changes on future income taxes	1,107	(13,116)	21,119
Currency effect of difference in US dollar financial reporting compared with CA dollar income tax reporting	-	(600)	1,340
Change in valuation allowance related to the current year	1,204	18,163	(25,231)
Other	-	-	116
Proceeds received from the APIF Transaction	-	(10,464)	-
Income tax expense	$3	$(10,371)	$116

As at December 31, 2010, the Corporation has available income tax loss carryforwards of $52,406 that may be used to reduce taxable income in future years, in certain jurisdictions, expiring as follows:

2029	$145
2030	5,340
No expiry	43,656
$49,141

Components of the Corporation’s net future income tax asset are:

	2010	2009
Assets
Non-capital losses	$16,214	$15,453
Property, plant and equipment and intellectual property	562	123
Provisions	315	545
Share issue costs	232	1
Valuation allowance	(17,323)	(16,122)
Net future income tax asset	$-	$-

As outlined in Note 2, during the year ended December 31, 2009, the Company received proceeds of $10,464 from APIF in exchange for the benefit of certain tax attributes retained by APIF.  APIF retained the benefit to non-capital losses, scientific research and experimental development expenses, the tax attributes of property, plant and equipment and intellectual property and investment tax credits with a carrying value of approximately $177,000 at October 27, 2009.

The Corporation has recorded a valuation allowance to reflect uncertainties associated with the realization of all future income tax assets.  The movement in the valuation allowance during 2009 consists

Hydrogenics Corporation
Notes to Consolidated Financial Statements
(Thousands of US dollars, except for share amounts)

of an increase as a result of current year results of $18,163 and a reduction in the valuation allowance as a result of the APIF Transaction (Note 2) of $95,132 reflecting the disposal of tax attributes.

Note 20.  Net Loss Per Share

On February 8, 2010, the Corporation announced it would implement a share consolidation of its issued and outstanding common shares in order to comply with the Minimum Bid Price Rule of the Nasdaq. The consolidation was effective as of March 12, 2010 and was implemented with a ratio of one post-consolidation share for every 25 pre-consolidation shares. The consolidation reduced the number of shares outstanding from approximately 105,049,666 to approximately 4,201,987. The Corporation has amended the disclosures in the consolidated financial statements to reflect the share consolidation as if it had occurred on December 31, 2008.

Net loss per share is calculated using the weighted average number of common shares outstanding for the year of 4,689,504 shares in 2010 (2009 - 3,697,740; 2008 - 3,683,226).  No effect has been given to the potential exercise of any stock options and any warrants in the calculation of diluted net loss per share as the effect would be anti-dilutive.

Note 21.  Consolidated Statements of Cash Flows

Components of the net change in non-cash working capital are as follows:

	2010	2009	2008
Decrease (increase) in current assets
Accounts receivable	$(1,960)	$754	$7,335
Grants receivable	(193)	(69)	320
Inventories	3,370	(1,645)	2,558
Prepaid expenses and other current assets	462	(174)	(89)
Increase (decrease) in current liabilities
Accounts payable and accrued liabilities	(4,477)	(2,259)	(1,050)
Unearned revenue	(795)	(239)	(4,257)
	$(3,593)	$(3,632)	$4,817

Note 22.  Segmented Financial Information

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

Hydrogenics Corporation
Notes to Consolidated Financial Statements
(Thousands of US dollars, except for share amounts)

Financial information by reportable segment for the years ended December 31, 2010, 2009 and 2008 is as follows:

	Year ended December 31, 2010
	OnSite Generation	Power Systems	Test Systems	Corporate and Other	Total
Revenue from external customers	$15,921	$5,009	$-	$-	$20,930
Amortization of property, plant and equipment	-	-	-	690	690
Amortization of intangible assets				96	96
Interest income	-	-	-	37	37
Interest expense	-	-	-	(2)	(2)
Income tax	-	-	-	3	3
Segment income (loss) (i)	131	(3,921)	(60)	(4,707)	(8,557)

	Year ended December 31, 2009
	OnSite Generation	Power Systems	Test Systems	Corporate and Other	Total
Revenue from external customers	$12,303	$6,538	$-	$-	$18,841
Amortization of property, plant and equipment	-	-	-	864	864
Amortization of intangible assets				120	120
Interest income	-	-	-	180	180
Interest expense	-	-	-	(11)	(11)
Income tax recovery	-	-	-	(10,371)	(10,371)
Segment income (loss) (i)	(1,758)	(6,972)	(307)	(338)	(9,375)

	Year ended December 31, 2008
	OnSite Generation	Power Systems	Test Systems	Corporate and Other	Total
Revenue from external customers	$31,207	$5,643	$2,490	$-	$39,340
Amortization of intangible assets	-	-	-	249	249
Amortization of property, plant and equipment	-	-	-	855	855
Interest income	-	-	-	940	940
Interest expense	-	-	-	(17)	(17)
Income tax expense	-	-	-	116	116
Segment income (loss) (i)	2,106	(9,757)	(469)	(6,199)	(14,319)

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

Hydrogenics Corporation
Notes to Consolidated Financial Statements
(Thousands of US dollars, except for share amounts)

Goodwill relating to the Corporation’s OnSite Generation segment as at December 31, 2010 was $5,100 (2009 - $5,446). OnSite Generation primarily consists of the Corporation’s self-sustaining subsidiary located in Belgium with a functional currency of the euro.  The goodwill balance changed as a result of currency fluctuations between the US dollar and euro.

There is no goodwill relating to Power Systems or Test Systems. The Corporation currently does not allocate its remaining assets among reportable segments.

A significant portion of the Corporation’s goodwill is common across the locations. Therefore, management does not classify goodwill on a location basis.

Revenues and cost of revenues derived from products and services are as follows:

	2010	2009	2008
Revenues
Products	$16,768	$14,736	$38,693
Services	4,162	4,105	647
	$20,930	$18,841	$39,340

	2010	2009	2008
Cost of revenues
Products	$13,180	$13,219	$31,090
Services	2,324	1,894	356
	$15,504	$15,113	$31,446

Hydrogenics Corporation
Notes to Consolidated Financial Statements
(Thousands of US dollars, except for share amounts)

Revenues are segmented by geographic location, as follows:

	2010	2009	2008
Germany	$2,876	$2,227	$655
India	2,818	1,361	85
United States	2,814	2,561	8,428
Saudi Arabia	2,256	11	1,790
Colombia	2,219	-	-
Russia	1,757	793	12,927
Canada	1,380	2,320	534
France	1,173	1,678	1,144
Turkey	439	1,857	77
Spain	374	791	1,815
China	337	127	1,351
Sweden	287	210	1,600
Romania	173	74	83
United Arab Emirates	152	187	20
United Kingdom	145	178	1,076
Belgium	119	43	2,020
Slovenia	70	-	3
Austria	36	1,147	-
Argentina	29	-	8
Korea	14	-	1,271
Brazil	5	1	712
Poland	4	34	639
Japan	1	24	492
Rest of world	1,452	3,217	2,610
	$20,930	$18,841	$39,340

The Corporation’s largest customers comprise the following percentages of revenues:

	2010	2009	2008
	%	%	%
First	11	9	18
Second	11	7	7
Third	11	6	5
Fourth	7	5	5
Others	60	73	65
	100	100	100

Hydrogenics Corporation
Notes to Consolidated Financial Statements
(Thousands of US dollars, except for share amounts)

Property, plant and equipment are located in the following countries:

	2010	2009
Canada	$730	$1,356
Belgium	1,141	1,813
	$1,871	$3,169

A significant portion of the Corporation’s production and testing equipment, and facilities are common across the segments. Therefore, management does not classify asset information on a segmented basis.

Note 23. Differences Between Canadian and United States Accounting Principles

The Corporation’s consolidated financial statements have been prepared in accordance with Canadian GAAP, which differs in certain respects from those principles the Corporation would have followed had its consolidated financial statements been prepared in accordance with US GAAP.

A reconciliation of Net loss for the year from Canadian GAAP to conform with US GAAP is as follows:

	2010	2009	2008
Net loss for the year based on Canadian GAAP	$(8,557)	$(9,375)	$(14,319)
Stock-based compensation (i)	22	151	88
Change in valuation of warrants (ii)	1,689	-	-
Net loss for the year based on US GAAP	$(6,846)	$(9,224)	$(14,231)

Basic and fully diluted comprehensive net loss per share based on US GAAP	$(1.46)	$(2.49)	$(3.86)
Weighted average number of shares used in calculating comprehensive net loss per share	4,689,504	3,697,740	3,683,226

A reconciliation of Shareholder’s equity for the year from Canadian GAAP to conform with US GAAP is as follows:

	2010	2009	2008
Shareholders’ equity based on Canadian GAAP	$17,626	$17,480	$25,483
Stock-based compensation (i)	261	239	88
Change in valuation of warrants for US GAAP (ii)	(1,252)	-	-
Shareholders’ equity based on US GAAP	$16,635	$17,719	$25,571

Hydrogenics Corporation
Notes to Consolidated Financial Statements
(Thousands of US dollars, except for share amounts)

The condensed statements of operations and cash flows for the years ended December 31, under US GAAP, are as follows:

	2010	2009	2008
Revenues	$20,930	$18,841	$39,340
Cost of revenues	15,504	15,113	31,446
Operating expenses	14,437	23,364	23,334
Loss from operations	(9,011)	(19,636)	(15,440)
Net loss for the year	(6,846)	(9,224)	(14,231)

Cash used in operating activities	(10,111)	(11,085)	(6,758)
Cash provided by (used in) investing activities	467	(1,465)	13,017
Cash provided by (used in) financing activities	8,366	108	(118)

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

(ii)
As disclosed in Note 11, on January 14, 2010 the Corporation issued 500,002 warrants in conjunction with the Offering.  The warrants can be settled in cash at the option of the holder in the case of certain defined transactions (Fundamental Transactions) such as a change in control of the Corporation.  The cash settlement amount is determined based on the Black-Scholes value on the date of the Fundamental Transactions. For Canadian GAAP, the Corporation has included the warrants within share capital because, as at the date of the Offering, it was not probable that a Fundamental Transaction would occur.  Under US GAAP, the Corporation is required to classify these warrants as a liability at issuance because of the cash settlement features associated with the warrants.  The Corporation has measured these warrants at fair value at the time of issuance as $2,941 and at December 31, 2010 as $1,252.  The fair value was determined using a binomial pricing model that relies on observable inputs such as the market price of the Corporation’s underlying common shares, the term to maturity, risk-free interest rate, and volatility. The change in fair value during the period of $1,689 is included within net loss for US GAAP.

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

The total intrinsic value of options exercised during the years ended December 31, 2010, 2009 and 2008 was approximately $nil, $27, and $5, respectively.  As of December 31, 2010, there was approximately $215 (2009 - $323) of unrecognized compensation cost related to stock option awards that is expected to be recognized as expense over a weighted average period of 1.6 years (2009 - 2.8 years).  The total fair

Hydrogenics Corporation
Notes to Consolidated Financial Statements
(Thousands of US dollars, except for share amounts)

value of stock options that vested during the years ended December 31, 2010, 2009 and 2008, was approximately $407, $495, and $1,329, respectively.

The total intrinsic value of options outstanding as at December 31, 2010 was $nil (2009 - $nil).  The total intrinsic value of options exercisable as at December 31, 2010 was $nil (2009 - $nil).  The total number of options fully vested as at December 31, 2010 and expected to vest beyond December 31, 2010 was 280,955 (2009 - 238,287).  The total intrinsic value of these options was $nil at December 31, 2010 (2009 - $nil) with a weighted average contractual term of 7.4 years (2009 - 6.5 years) and a weighted average exercise price of CA$52.75 (2009 - CA$66.07).  The weighted average contractual term of the options exercisable is 6.6 years (2009 - 4.8 years).

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

Income taxes
The components of loss before income taxes for the years ended December 31, 2010, 2009, and 2008 are as follows:

Loss before income taxes:
	2010	2009	2008
Canada	$(7,090)	$(15,231)	$(14,471)
Foreign	(1,464)	(4,364)	268
Total	$(8,554)	$(19,595)	$(14,203)

The significant components of the income tax benefit for the years ended December 31, 2010, 2009, and 2008 are as follows:

Current taxes	2010	2009	2008
Canadian	$3	$17	$-
Proceeds from APIF Transaction (note 2)	-	(10,464)	-
Foreign	-	76	116
	$3	$(10,371)	$116

Future income taxes:	2010	2009	2008
Canadian	$-	$-	$-
Foreign	-	-	-
	$-	$-	$-

The Corporation does not have any uncertain tax filing positions.  As a result, the Corporation has included all of its tax benefits in its disclosure of future income tax assets.  There are no significant changes to this assessment of uncertain tax filing positions anticipated within the next 12 months.

The Corporation recognizes accrued interest and penalties related to unrecognized tax benefits as a component of income tax expense.  During the year ended December 31, 2010, the Corporation recognized $nil in interest and penalties (2009 - $nil; 2008 - $nil).  The Corporation had $nil of interest and penalties accrued at December 31, 2010 (2009 - $nil; 2008 - $nil).

Hydrogenics Corporation
Notes to Consolidated Financial Statements
(Thousands of US dollars, except for share amounts)

The Corporation files income tax returns in the Canadian federal jurisdiction and various provincial and foreign jurisdictions. In the normal course of business, the Corporation is subject to examination by taxing authorities. Open tax years in Canada range from 2005 to 2010.  Open tax years in foreign jurisdictions range from 2006 to 2009.  However, upon examination in subsequent years, if net operating loss carry forwards and tax credit carry forwards are utilized, the Canadian and foreign jurisdictions can reduce net operating loss carry forwards and tax credit carry forwards utilized in the year being examined if they do not agree with the carry forward amount.  As of December 31, 2010, the Corporation was not under audit in either Canada or a non-Canadian taxing jurisdiction.

Note 24. Subsequent events

In January 2011, the Corporation’s named executive officers voluntarily surrendered all stock options held by them as described in Note 12.

In January 2011, the Corporation entered into an amended agreement with the Minister as described in Note 15.

Note 25. Comparative Information

Certain of the 2009 comparative figures have been reclassified to conform to the classification adopted in the current year.

ITEM 19.	EXHIBITS

Number	Description
1.1*
Articles of Incorporation (incorporated by reference from Exhibit 99.2 to Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on October 27, 2009)

1.2*
Articles of Arrangement (incorporated by reference from Exhibit 99.4 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on October 27, 2009)

1.3*
Certificate of Arrangement (incorporated by reference from Exhibit 99.5 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on October 27, 2009)

1.4*
Articles of Amendment to the Company’s Articles of Incorporation (incorporated by reference from Exhibit 99.3 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on March 9, 2010)

1.5*
By-law No. 1 (incorporated by reference from Exhibit 99.3 to Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on October 27, 2009)

1.6*
Amendment to By-law No. 1 (incorporated by reference from Exhibit 1.6 to Company’s Annual Report on Form 20-F for the year ended December 31, 2009, File No. 000-31815, filed with the Securities and Exchange Commission on March 26, 2010)

2.1*
Form of share certificate (incorporated by reference from Exhibit 2.1 to Company’s Annual Report on Form 20-F for the year ended December 31, 2009, File No. 000-31815, filed with the Securities and Exchange Commission on March 26, 2010)

2.2*
Warrant agreement dated as of January 14, 2010 between the Company and Mellon Investor Services LLC (including form of warrants) (incorporated by reference from Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on January 14, 2010)

4.1*
Stock Option Plan dated June 22, 2009 (incorporated by reference from Exhibit 4.1 to Old Hydrogenics’ Annual Report on Form 20-F, File No. 000-31815, filed with the Securities and Exchange Commission on June 30, 2009)

4.2*
Restricted Share Unit Plan dated June 22, 2009 (incorporated by reference from Exhibit 4.2 to Old Hydrogenics’ Annual Report on Form 20-F, File No. 000-31815, filed with the Securities and Exchange Commission on June 30, 2009)

4.3*
Deferred Share Unit Plan dated June 22, 2009 (incorporated by reference from Exhibit 4.3 to Old Hydrogenics’ Annual Report on Form 20-F, File No. 000-31815, filed with the Securities and Exchange Commission on June 30, 2009)

4.4	Lease, dated August 19, 2010 by and between Jeffrey Louis Cooper and Hydrogenics

4.5*
Support Agreement dated June 11, 2009, among the Company, Old Hydrogenics, and the Trustees of Algonquin Power Income Fund (incorporated by reference from Exhibit 99.2 to Amendment No. 1 to Old Hydrogenics’ Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on August 17, 2009) *+

4.6*
Expense Reimbursement Agreement dated June 11, 2009, among Algonquin Power Management Inc., the Company and Old Hydrogenics (incorporated by reference from Exhibit 99.3 to Old Hydrogenics’ Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on June 16, 2009)

4.7*
APMI Guarantee dated June 11, 2009, among Algonquin Power Management Inc., the Company and Old Hydrogenics (incorporated by reference from Exhibit 99.4 to Old Hydrogenics’ Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on June 16, 2009)

4.8*
Algonquin Power Guarantee dated June 11, 2009, among Algonquin Power Income Fund, Algonquin Power Management Inc., the Company and Old Hydrogenics (incorporated by reference from Exhibit 99.5 to Old Hydrogenics’ Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on June 16, 2009)

4.9*
Divestiture Agreement dated October 27, 2009, among the Company, Old Hydrogenics, Stuart Energy Systems Corporation and Hydrogenics Test Systems Inc. (incorporated by reference from Exhibit 99.8 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on October 27, 2009)

4.10*
Indemnity Agreement dated October 27, 2009, between the Company and Algonquin Power & Utilities Corp. (incorporated by reference from Exhibit 99.7 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on October 27, 2009)

4.12*
Securities Purchase Agreement dated January 11, 2010, among the Company, Iroquois Master Fund Ltd. and Alpha Capital Anstalt (incorporated by reference from Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on January 12, 2010)

4.13*
Settlement Agreement dated May 21, 2010 between the Company and Alpha Capital Anstalt (incorporated by reference from Exhibit 99.3 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on May 25, 2010)

4.14*
Settlement Agreement dated May 21, 2010 between the Company and Iroquois Master Fund Ltd. (incorporated by reference from Exhibit 99.4 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on May 25, 2010)

4.15*
Subscription Agreement, dated August 9, 2010, between CommScope, Inc. of North Carolina and the Company (incorporated by reference from Exhibit 99.2 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on August 10, 2010)+

4.16*
Intellectual Property Licence Agreement, dated August 12, 2010, between CommScope, Inc. of North Carolina and the Company (incorporated by reference from Exhibit 99.2 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on August 12, 2010)+

4.17*
Corporate Alliance Agreement between General Motors Corporation and the Company, dated October 16, 2001. (Incorporated by reference from Exhibit 4.27 to Old Hydrogenics’ Annual Report on Form 20-F, File No. 000-31815, filed with the Securities and Exchange Commission on June 26, 2002)

4.18*
Master Intellectual Property Agreement between General Motors Corporation and the Company, dated October 16, 2001. (Incorporated by reference from Exhibit 4.28 to Old Hydrogenics’ Annual Report on Form 20-F, File No. 000-31815, filed with the Securities and Exchange Commission on June 26, 2002)

4.19*
Governance Agreement between General Motors Corporation and the Company, dated October 16, 2001. (Incorporated by reference from Exhibit 2 to the Schedule 13D of General Motors Corporation, File No. 005-60857, filed with the Securities and Exchange Commission on October 25, 2001)

4.20*
Share Subscription Agreement between General Motors Corporation and the Company, dated October 16, 2001. (Incorporated by reference from Exhibit 1 to the Schedule 13D of General Motors Corporation, File No. 005-60857, filed with the Securities and Exchange Commission on October 25, 2001)

4.21*
Escrow Agreement between General Motors Corporation and the Company, dated October 16, 2001. (Incorporated by reference from Exhibit 4  to the Schedule 13D of General Motors Corporation, File No. 005-60857, filed with the Securities and Exchange Commission on October 25, 2001)

4.22*
Registration Rights Agreement between General Motors Corporation and the Company, dated October 16, 2001. (Incorporated by reference from Exhibit 3 to the Schedule 13D of General Motors Corporation ,File No. 005-60857, filed with the Securities and Exchange Commission on October 25, 2001)

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

99.1
Hydrogenics Corporation 2010 Management Discussion and Analysis of Financial Condition (incorporated by reference from Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the U.S. Securities and Exchange Commission on March 29, 2011).

 *           Previously filed.
 +           Portions of this exhibit have been omitted pursuant to a request for confidential treatment.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

HYDROGENICS CORPORATION

Dated: March 28, 2011	By:	/s/ Lawrence Davis
		Name:	Lawrence Davis
		Title:	Chief Financial Officer

HYDROGENICS CORPORATION

INDEX TO EXHIBITS
Number	Description
1.1*
Articles of Incorporation (incorporated by reference from Exhibit 99.2 to Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on October 27, 2009)

1.2*
Articles of Arrangement (incorporated by reference from Exhibit 99.4 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on October 27, 2009)

1.3*
Certificate of Arrangement (incorporated by reference from Exhibit 99.5 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on October 27, 2009)

1.4*
Articles of Amendment to the Company’s Articles of Incorporation (incorporated by reference from Exhibit 99.3 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on March 9, 2010)

1.5*
By-law No. 1 (incorporated by reference from Exhibit 99.3 to Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on October 27, 2009)

1.6*
Amendment to By-law No. 1 (incorporated by reference from Exhibit 1.6 to Company’s Annual Report on Form 20-F for the year ended December 31, 2009, File No. 000-31815, filed with the Securities and Exchange Commission on March 26, 2010)

2.1*
Form of share certificate (incorporated by reference from Exhibit 2.1 to Company’s Annual Report on Form 20-F for the year ended December 31, 2009, File No. 000-31815, filed with the Securities and Exchange Commission on March 26, 2010)

2.2*
Warrant agreement dated as of January 14, 2010 between the Company and Mellon Investor Services LLC (including form of warrants) (incorporated by reference from Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on January 14, 2010)

4.1*
Stock Option Plan dated June 22, 2009 (incorporated by reference from Exhibit 4.1 to Old Hydrogenics’ Annual Report on Form 20-F, File No. 000-31815, filed with the Securities and Exchange Commission on June 30, 2009)

4.2*
Restricted Share Unit Plan dated June 22, 2009 (incorporated by reference from Exhibit 4.2 to Old Hydrogenics’ Annual Report on Form 20-F, File No. 000-31815, filed with the Securities and Exchange Commission on June 30, 2009)

4.3*
Deferred Share Unit Plan dated June 22, 2009 (incorporated by reference from Exhibit 4.3 to Old Hydrogenics’ Annual Report on Form 20-F, File No. 000-31815, filed with the Securities and Exchange Commission on June 30, 2009)

4.4	Lease, dated August 19, 2010 by and between Jeffrey Louis Cooper and Hydrogenics

4.5*
Support Agreement dated June 11, 2009, among the Company, Old Hydrogenics, and the Trustees of Algonquin Power Income Fund (incorporated by reference from Exhibit 99.2 to Amendment No. 1 to Old Hydrogenics’ Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on August 17, 2009) *+

4.6*
Expense Reimbursement Agreement dated June 11, 2009, among Algonquin Power Management Inc., the Company and Old Hydrogenics (incorporated by reference from Exhibit 99.3 to Old Hydrogenics’ Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on June 16, 2009)

4.7*
APMI Guarantee dated June 11, 2009, among Algonquin Power Management Inc., the Company and Old Hydrogenics (incorporated by reference from Exhibit 99.4 to Old Hydrogenics’ Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on June 16, 2009)

4.8*
Algonquin Power Guarantee dated June 11, 2009, among Algonquin Power Income Fund, Algonquin Power Management Inc., the Company and Old Hydrogenics (incorporated by reference from Exhibit 99.5 to Old Hydrogenics’ Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on June 16, 2009)

4.9*
Divestiture Agreement dated October 27, 2009, among the Company, Old Hydrogenics, Stuart Energy Systems Corporation and Hydrogenics Test Systems Inc. (incorporated by reference from Exhibit 99.8 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on October 27, 2009)

4.10*
Indemnity Agreement dated October 27, 2009, between the Company and Algonquin Power & Utilities Corp. (incorporated by reference from Exhibit 99.7 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on October 27, 2009)

4.12*
Securities Purchase Agreement dated January 11, 2010, among the Company, Iroquois Master Fund Ltd. and Alpha Capital Anstalt (incorporated by reference from Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on January 12, 2010)

4.13*
Settlement Agreement dated May 21, 2010 between the Company and Alpha Capital Anstalt (incorporated by reference from Exhibit 99.3 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on May 25, 2010)

4.14*
Settlement Agreement dated May 21, 2010 between the Company and Iroquois Master Fund Ltd. (incorporated by reference from Exhibit 99.4 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on May 25, 2010)

4.15*
Subscription Agreement, dated August 9, 2010, between CommScope, Inc. of North Carolina and the Company (incorporated by reference from Exhibit 99.2 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on August 10, 2010)+

4.16*
Intellectual Property Licence Agreement, dated August 12, 2010, between CommScope, Inc. of North Carolina and the Company (incorporated by reference from Exhibit 99.2 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on August 12, 2010)+

4.17*
Corporate Alliance Agreement between General Motors Corporation and the Company, dated October 16, 2001. (Incorporated by reference from Exhibit 4.27 to Old Hydrogenics’ Annual Report on Form 20-F, File No. 000-31815, filed with the Securities and Exchange Commission on June 26, 2002)

4.18*
Master Intellectual Property Agreement between General Motors Corporation and the Company, dated October 16, 2001. (Incorporated by reference from Exhibit 4.28 to Old Hydrogenics’ Annual Report on Form 20-F, File No. 000-31815, filed with the Securities and Exchange Commission on June 26, 2002)

4.19*
Governance Agreement between General Motors Corporation and the Company, dated October 16, 2001. (Incorporated by reference from Exhibit 2 to the Schedule 13D of General Motors Corporation, File No. 005-60857, filed with the Securities and Exchange Commission on October 25, 2001)

4.20*
Share Subscription Agreement between General Motors Corporation and the Company, dated October 16, 2001. (Incorporated by reference from Exhibit 1 to the Schedule 13D of General Motors Corporation, File No. 005-60857, filed with the Securities and Exchange Commission on October 25, 2001)

4.21*
Escrow Agreement between General Motors Corporation and the Company, dated October 16, 2001. (Incorporated by reference from Exhibit 4  to the Schedule 13D of General Motors Corporation, File No. 005-60857, filed with the Securities and Exchange Commission on October 25, 2001)

4.22*
Registration Rights Agreement between General Motors Corporation and the Company, dated October 16, 2001. (Incorporated by reference from Exhibit 3 to the Schedule 13D of General Motors Corporation ,File No. 005-60857, filed with the Securities and Exchange Commission on October 25, 2001)

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

99.1
Hydrogenics Corporation 2010 Management Discussion and Analysis of Financial Condition
(incorporated by reference from Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the U.S. Securities and Exchange Commission on March 29, 2011).

* Previously filed.

 + Portions of this exhibit have been omitted pursuant to a request for confidential treatment.