Form 20-F
period 2011-12-31
HYDROGENICS CORP
filed 2012-03-28
CIK 1119985

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F
(Mark One)
[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[x]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2011
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 000-31815

HYDROGENICS CORPORATION - CORPORATION HYDROGÉNIQUE
(Exact name of Registrant as specified in its charter)

Canada
(Jurisdiction of incorporation or organization)

220 Admiral Boulevard Mississauga, Ontario Canada L5T 2N6 (905) 361-3660
(Address of principal executive office)

Jennifer Barber, Chief Financial Officer 220 Admiral Boulevard Mississauga, Ontario Canada L5T 2N6 (905) 361-3638 Fax (905) 361-3626
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

At December 31, 2011, 6,605,648 common shares were issued and outstanding

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes [ ]	No [x]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes [ ]	No [x]

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
Yes [x]	No [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer [ ]	Accelerated filer [ ]	Non-accelerated filer [x]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP [ ]	International Financial Reporting Standards as issued [x] by the International Accounting Standards Board	Other [ ]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 [ ]	Item 18 [ ]

 If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes [ ]	No [x]

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

Unless otherwise indicated, all references in this document to our securities for any period prior to March 12, 2010 have, where necessary, been adjusted to reflect the share consolidation effected on March 12, 2010, which resulted in one post-consolidation common share for every twenty-five pre-consolidation common shares.

Unless otherwise indicated, all dollar amounts are expressed in US dollars, references to “US $”, “$” or “dollar” are to US dollars, and references to “CA $” are to Canadian dollars.

PRESENTATION OF FINANCIAL INFORMATION

The financial information in this Form 20-F has been prepared in accordance with International Financial Reporting Standards (“IFRS”).  The Company adopted IFRS as of January 1, 2011. Please note that any prior financial statements filed with or furnished to the SEC were prepared in accordance with Canadian generally accepted accounting principles, which may not be comparable to the financial statements contained herein. Please see Note 5 of our annual consolidated financial statements included in this Form 20-F for a discussion on the impact of our transition from Canadian generally accepted accounting principles to IFRS.

FORWARD-LOOKING STATEMENTS

This Form 20-F contains “forward-looking information,” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as “forward-looking statements”). Forward-looking statements can be identified by the use of words, such as “plans,” “expects,” “is expected,” “budget,” “scheduled,” “estimates,” “forecasts,” “intends,” “anticipates” or “believes” or variations of such words and phrases or state that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved. These forward-looking statements relate to, among other things, our future results, levels of activity, performance, goals or achievements or other future events. These forward-looking statements are based on current expectations and various assumptions and analyses made by us in light of our experience and our perceptions of historical trends, current conditions and expected future developments and other factors that we believe are appropriate in the circumstances. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in our forward-looking statements.

These risks, uncertainties and factors include, but are not limited to: our inability to increase our revenues or raise additional funding to continue operations, execute our business plan, or to grow our business; inability to address a slow return to economic growth, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; our inability to implement our business strategy; fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; our failure to maintain sufficient insurance coverage; changes in the value of our goodwill; failure of a significant market to develop for our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; failure of uniform codes and standards for hydrogen fuelled vehicles and related infrastructure to develop; liability for environmental damages resulting from our research, development or manufacturing operations; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage the expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; our inability to integrate acquisitions; our failure to develop adequate manufacturing processes and capabilities; our failure to complete the development of commercially viable products; our failure to produce cost-competitive products; our failure or delay in field testing of our products; our failure to produce products free of defects or errors; our inability to adapt to technological advances or new codes and standards; our failure to protect our intellectual property; our involvement in intellectual property litigation; our exposure to product liability claims; our failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; dilution as a result of significant issuances of our common shares and preferred shares; the inability of US investors to enforce US civil liability judgments against us; volatility of our common share price; and dilution as a result of the exercise of options.  These risk factors and others are discussed in more detail herein, including under “Item 3. Key Information — Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects.”

These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after these statements are made might have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset writedowns or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

We believe the expectations represented by our forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s fiscal 2012 financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained herein are made as of the date of this Form 20-F, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

SELECTED FINANCIAL DATA

All financial data presented in this Form 20-F with respect to the years ended December 31, 2011 and 2010 are qualified in their entirety by reference to the relevant information in the consolidated financial statements and their notes.

HYDROGENICS CORPORATION
SELECTED FINANCIAL INFORMATION
(Thousands of US dollars, except
  for share and per share amounts)

	2011	2010
Consolidated Balance Sheet Data
Cash and cash equivalents	$7,785	$7,881
Restricted cash	2,175	8,764
Total Assets	31,061	31,473
Non-current liabilities	1,979	2,100
Shareholders’ Equity
Common shares	318,016	313,461
Contributed surplus	17,480	16,731
Deficit	(323,839)	(314,051)
Accumulated other comprehensive loss	(884)	(705)
Total Shareholders’ Equity	$10,773	$15,436

Consolidated Statements of Income Data
Revenues	$23,832	$20,930
Cost of revenues	18,344	15,504
	5,488	5,426
Loss from operations	(9,278)	(8,911)
Net loss for the year	(9,788)	(6,548)

Net loss per share / Net loss from continuing operations per share
Basic and diluted	$(1.58)	$(1.40)
Weighted average number of shares used in calculating basic and diluted net loss per share	6,180,048	4,689,504

*	Weighted average number of shares is presented post-consolidation.

Note:
(1)       We have never declared or paid any cash dividends on our common shares.

CAPITALIZATION AND INDEBTEDNESS

Not applicable.

REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

RISK FACTORS

Risk Factors Related to Our Financial Condition

If we are unsuccessful in increasing our revenues and raising additional funding, we may possibly cease to continue as we currently do.
While our consolidated financial statements for the year ended December 31, 2011 have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations, there are material uncertainties related to certain conditions and events that cast substantial doubt on our ability to continue as a going concern.

Our ability to continue as a going concern is dependent on the successful execution of our  business plan aimed at increasing market penetration to achieve forecasted revenues, improve operating cash flows, continuing to invest in research and product development, entering into complementary markets, improving overall gross margins, and securing additional financing to fund our operations as needed.

This plan includes the generation of profits and related positive operating cash flows, which requires us to increase our revenues. There are various uncertainties affecting our revenues, including the current market environment, the level of sales orders, the adoption of new technologies by customers, the continuing development of products, price competition, and the ability of customers to finance purchases.  In addition, we also require additional funding in the form of debt or equity and there are uncertainties surrounding our ability to access additional capital, including the volatility in prevailing economic conditions in recent months and years.

Our ability to continue as a going concern is dependent on the successful execution of our  business plan aimed at increasing market penetration to achieve forecasted revenues, improving operating cash flows, continuing to invest in research and product development, entering into complementary markets, improving overall gross margins, and securing additional financing to fund our operations as needed.

Additional funding may be in the form of debt or equity or a hybrid instrument, depending on the needs of the investor. Given the prevailing global economic and credit market conditions, we may not be able to raise additional cash resources through these traditional sources of financing. Although we are also pursuing non-traditional sources of financing, the global credit market crisis has also adversely affected the ability of potential parties to pursue such transactions.  Accordingly, as a result of the foregoing, we continue to review traditional sources of financing, such as private and public debt or equity financing alternatives, as well as other alternatives to enhance shareholder value, including, but not limited to, non-traditional sources of financing, such as alliances with strategic partners, the sale of assets or licensing of our technology, a combination of operating and related initiatives or a substantial reorganization of our business.

Additionally, there are limits to our ability to issue securities to raise additional funding. The NASDAQ generally requires an issuer to obtain shareholder approval prior to the issuance of common shares or securities convertible into or exercisable for common shares, other than in a public offering, equal to 20% or more of the common shares outstanding prior to such issuance in one or an integrated series of offerings if such securities are issued at a price below fair value. Accordingly, we may be required to obtain shareholder approval for issuances in future registered direct offerings or private placements.

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

At December 31, 2011, we had approximately $10.0 million of cash and cash equivalents and restricted cash (2010 - $9.0 million). Restricted cash of $2.2 million is held as partial security for standby letters of credit and letters of finance. There are uncertainties related to the timing and use of our cash resources and working capital requirements. These uncertainties include, among other things, the timing and volume of commercial sales and associated gross margins of our existing products and the development of markets for, and customer acceptance of, new products. To the extent possible, we attempt to limit the significance of these risks by; (i) continually monitoring our sales prospects, (ii) continually aiming to reduce product cost, and (iii) advancing our technology platforms and product designs. However, given that many of the above noted factors are outside of our control, we may not be able to accurately predict our necessary cash expenditures or obtain financing in a timely manner to cover any shortfalls.

If we are unable to generate sufficient cash flows or obtain adequate additional financing which, given the current global economy and credit markets, is challenging, we may be unable to respond to the actions of our competitors or we may be prevented from executing our business plan, or conducting all or a portion of our planned operations. In particular, the development and commercialization of our products could be delayed or discontinued if we are unable to fund our research and product development activities or the development of our manufacturing capabilities. In addition, we may be forced to reduce our sales and marketing efforts or forego attractive business opportunities.

The uncertain and unpredictable condition of the global economy could have a negative impact on our business, results of operations and consolidated financial condition, or our ability to accurately forecast our results, and it may cause a number of the risks that we currently face to increase in likelihood, magnitude and duration.
While we continuously monitor the state of the broader economic climate and, particularly, the markets in which we operate, the uncertain and unpredictable condition of the current global economy and credit markets affects our outlook in three distinct ways. First, our products depend to some degree on general world economic conditions and activity. If the current condition of the economy declines or we experience a continued slow return to economic growth, demand for our products is not likely to increase significantly. Second, the current uncertain economic climate could adversely affect our ability to conduct normal day-to-day selling activities, which depend on the granting of short-term credit to a wide variety of purchasers and, particularly, the corresponding needs of those purchasers. Third, those purchasers have a corresponding need to finance purchases by accessing their own lines of credit, which could become increasingly difficult. If the current condition of the economy does not continue to improve, our business will likely be adversely affected.

In the case of an economic decline or a sustained period of slow economic growth, we expect to experience significant difficulties on a number of fronts. As a result, we may face new risks as yet unidentified. In addition, a number of risks that we ordinarily face and that are further described herein may increase in likelihood, magnitude and duration. These risks include but are not limited to deferrals or reductions of customer orders, potential deterioration of our customers’ ability to finance purchases, reduced revenue, further deterioration in our cash balances and liquidity due to negative foreign currency exchange rates, and an inability to access capital markets.

Our mix of revenues in the recent past does not reflect our current business strategy, it may be difficult to assess our business and future prospects.
For the year ended December 31, 2011, we derived $19.7 million or 83% of revenues from our sales of hydrogen generation products and services and $4.1 million, or 17%, of our revenues from sales of power products and services. For the year ended December 31, 2010, we derived $15.9 million, or 76%, of revenues from our sales of hydrogen generation products and services, and $5.0 million, or 24%, of our revenues from sales of power products and services. Our current business strategy is to develop, manufacture and sell hydrogen energy storage systems, hydrogen generation products and fuel cell power products in larger quantities. Because we have made limited sales hydrogen energy storage systems and fuel cell power products to date our historical operating data may be of limited value in evaluating our future prospects.

Because we expect to continue to incur net losses, we may not be able to implement our business strategy and the price of our common shares may decline.
We have not generated positive net income since our inception. Our current business strategy is to develop a portfolio of hydrogen and fuel cell products with market leadership positions for each product. In so doing, we will continue to incur significant expenditures for general administrative activities, including sales and marketing and research and development. As a result of these costs, we will need to generate and sustain significantly higher revenues and positive gross margins to achieve and sustain profitability. We incurred a net loss for the year ended December 31, 2011 of $9.8 million, and a net loss of $6.5 million for the year ended December 31, 2010. Our accumulated deficit as at December 31, 2011 was $323.8 million and, at December 31, 2010, it was $314.0 million.

As noted above, our strategy to limit the significance of these risks and uncertainties is to execute a business plan aimed at increasing market penetration to achieve forecasted revenues, improving operating cash flows, continuing to invest in research and product development, entering into complementary markets, improving overall gross margins, and securing additional financing to fund our operations as needed.  However, we expect to incur significant operating expenses over the next several years. As a result, we expect to incur further losses in 2012, and we may never achieve profitability. Accordingly, we may not be able to implement our business strategy and the price of our common shares may decline.

Our quarterly operating results are likely to fluctuate significantly and may fail to meet the expectations of securities analysts and investors and may cause the price of our common shares to decline.
Our quarterly revenues and operating results have varied significantly in the past and are likely to vary in the future. These quarterly fluctuations in our operating performance result from the length of time between our first contact with a customer and the recognition of revenue from sales to that customer. Some of our products are highly engineered and many are still in development stages; therefore, the length of time between approaching a customer and delivering our products to that customer can span many quarterly periods. In many cases, a customer’s decision to buy our products and services may require the customer to change its established business practices and to conduct its business in new ways. As a result, we must educate customers on the use and benefits of our products and services. This can require us to commit significant time and resources without necessarily generating any revenues. Many potential customers may wish to enter into trial arrangements with us in order to use our products and services on a trial basis. The success of these trials may determine whether or not the potential customer purchases our products or services on a commercial basis. Potential customers may also need to obtain approval at a number of management levels and one or more regulatory approvals. This may delay a decision to purchase our products.

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
While our business plan and sales and marketing strategy contemplates a diverse base of future customers, to date, a relatively limited number of customers have accounted for a majority of our revenues and we expect they will continue to do so for the foreseeable future. Our four largest customers accounted for 32% of revenues for the year ended December 31, 2011 (40% of revenues for the year ended December 31, 2010). The identities of some of our largest customers have changed from year to year. Our arrangements with these customers are generally non-exclusive, have no volume commitments and are often on a purchase order basis. We cannot be certain customers who have accounted for significant revenue in past periods will continue to purchase our products and allow us to generate revenues. Accordingly, our revenue and results of operations may vary from period to period. We are also subject to credit risk associated with the concentration of our accounts receivable from these significant customers. If one or more of these significant customers were to cease doing business with us, significantly reduce or delay purchases from us, or fail to pay on a timely basis, our business, consolidated financial condition and results of operations could be materially adversely affected.

Our operating results may be subject to currency fluctuation.
Our monetary assets and liabilities denominated in currencies other than the US dollar will give rise to a foreign currency gain or loss reflected in net income (loss). To the extent the Canadian dollar or the euro strengthens against the US dollar, we may incur foreign exchange losses on our net consolidated monetary asset balance, which is denominated in those currencies. Such losses would be included in our financial results, and consequently, may have an adverse effect on our share price.

As we currently have operations based in Canada and Europe, a significant portion of our expenses are in Canadian dollars and euros. However, a significant part of our revenues are currently generated in US dollars and euros, and we expect this will continue for the foreseeable future. In addition, we may be required to finance our European operations by exchanging Canadian dollars or US dollars into euros. The exchange rates between the Canadian dollar, the US dollar and the euro are subject to daily fluctuations in the currency markets and these fluctuations in market exchange rates are expected to continue in the future. Such fluctuations affect both our consolidated revenues as well as our consolidated costs. If the value of the US dollar weakens against the Canadian dollar or the euro, the profit margin on our products may be reduced. Also, changes in foreign exchange rates may affect the relative costs of operations and prices at which we and our foreign competitors sell products in the same market. While we continuously monitor foreign exchange fluctuations and review forecasted changes regularly, we currently have limited currency hedging through financial instruments. We carry a portion of our short-term investments in Canadian dollars and euros.

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
Goodwill arising from our acquisition of Stuart Energy in 2005 comprises approximately 15.9% of our total assets at December 31, 2011 (16.2% of our total assets at December 31, 2010). Economic, market, legal, regulatory, competitive, customer, contractual and other factors may affect the value of goodwill. If any of these factors impair the value of these assets, accounting rules require us to reduce their carrying value and recognize an impairment charge. This would reduce our reported assets and earnings in the year the impairment charge is recognized.

Risk Factors Related to Our Business and Industry

Significant markets for fuel cell and other hydrogen energy products may never develop or may develop more slowly than we anticipate. This would significantly harm our revenues and may cause us to be unable to recover the losses we have incurred and expect to incur in the development of our products.
Significant markets may never develop for fuel cell and other hydrogen energy products or they may develop more slowly than we anticipate. Any such delay or failure would significantly harm our revenues and we may be unable to recover the losses we have incurred and expect to continue to incur in the development of our products. If this were to occur, we may never achieve profitability and our business could fail. Fuel cell and other hydrogen energy products represent an emerging market, and whether or not end-users will want to use them may be affected by many factors, some of which are beyond our control, including: the emergence of more competitive technologies and products; other environmentally clean technologies and products that could render our products obsolete; the future cost of hydrogen and other fuels used by our fuel cell products; the future cost of the membrane electrode assembly used in our fuel cell products; the future cost of platinum group metals, a key catalyst used in our fuel cell and hydrogen generation products; the regulatory requirements of agencies, including the development of uniform codes and standards for fuel cell products, hydrogen refueling infrastructure and other hydrogen energy products; government support by way of legislation, tax incentives, policies or otherwise, of fuel cell technology, hydrogen storage technology and hydrogen refueling technology; the manufacturing and supply costs for fuel cell components and systems; the perceptions of consumers regarding the safety of our products; the willingness of consumers to try new technologies; the continued development and improvement of existing power technologies; and the future cost of fuels used in existing technologies.

Hydrogen may not be readily available on a cost-effective basis, in which case our fuel cell products may be unable to compete with existing power sources and our revenues and results of operations would be materially adversely affected.
If our fuel cell product customers are not able to obtain hydrogen on a cost-effective basis, we may be unable to compete with existing power sources and our revenues and results of operations would be materially adversely affected. Our fuel cell products require oxygen and hydrogen to operate. While ambient air can typically supply the necessary oxygen, our fuel cells rely on hydrogen derived from water or from fuels, such as natural gas, propane, methanol and other petroleum products. We manufacture and develop hydrogen generation systems called electrolyzers that use electricity to separate water into its constituent parts of hydrogen and oxygen. In addition, third parties are developing systems to extract, or reform, hydrogen from fossil fuels. Significant growth in the use of hydrogen powered devices, particularly in the motive power market, may require the development of an infrastructure to deliver the hydrogen. There is no guarantee that such an infrastructure will be developed on a timely basis or at all. Even if hydrogen is available for our products, if its price is such that electricity or power produced by our systems would cost more than electricity provided by other means, we may be unable to compete successfully.

Changes in government policies and regulations could hurt the market for our products.
The fuel cell and hydrogen industry is in its development phase and is not currently subject to industry specific government regulations in Canada, the European Union, the United States, as well as other jurisdictions, relating to matters such as design, storage, transportation and installation of fuel cell systems and hydrogen infrastructure products. However, given that the production of electrical energy has typically been an area of significant government regulation, we expect we will encounter industry specific government regulations in the future in the jurisdictions and markets in which we operate. For example, regulatory approvals or permits may be required for the design, installation and operation of stationary fuel cell systems under federal, state and provincial regulations governing electric utilities and motive power fuel cell systems under federal, state and provincial emissions regulations affecting automobile and truck manufacturers. To the extent there are delays in gaining such regulatory approval, our development and growth may be constrained. Furthermore, the inability of our potential customers to obtain a permit, or the inconvenience often associated with the permit process, could harm demand for fuel cell and other hydrogen products and, therefore, harm our business.

Our business will suffer if environmental policies change and no longer encourage the development and growth of clean power technologies. The interest by automobile manufacturers in fuel cell technology has been driven in part by environmental laws and regulations. There is no guarantee these laws and regulations will not change and any such changes could result in automobile manufacturers abandoning their interest in fuel cell powered vehicles. In addition, if current laws and regulations are not kept in force, or if further environmental laws and regulations are not adopted, demand for vehicular fuel cells may be limited.

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

Although the development of alternative energy sources and, in particular, fuel cells, has been identified as a significant priority by many governments, we cannot be assured that governments will not change their priorities or that any such change would not materially affect our revenues and our business. If governments change their laws and regulations such that the development of alternative energy sources is no longer required or encouraged, the demand for alternative energy sources, such as our fuel cell products may be significantly reduced or delayed and our sales would decline.

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
Our business exposes us to the risk of harmful substances escaping into the environment, resulting in personal injury or loss of life, damage to or destruction of property, and natural resource damage.  Depending on the nature of the claim, our current insurance policies may not adequately reimburse us for costs incurred in settling environmental damage claims and, in some instances, we may not be reimbursed at all.  Our business is subject to numerous laws and regulations that govern environmental protection and human health and safety. These laws and regulations have changed frequently in the past and it is reasonable to expect additional more stringent changes in the future. Our operations may not comply with future laws and regulations and we may be required to make significant unanticipated capital and operating expenditures. If we fail to comply with applicable environmental laws and regulations, government authorities may seek to impose fines and penalties on us, or to revoke or deny the issuance or renewal of operating permits, and private parties may seek damages from us.  Under those circumstances, we might be required to curtail or cease operations, conduct site remediation or other corrective action, or pay substantial damage claims.

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

In the commercial production of fuel cell power products, we compete with a number of companies that currently have fuel cell and fuel cell system development programs. We expect several of these competitors will be able to deliver competing products to certain markets before we do. While our strategy is the development of fuel cell and hydrogen generation technologies for sale to end-users, systems integrators, governments and market channel partners, many of our competitors are developing products specifically for use in particular markets. These competitors may be more successful in penetrating their specific markets than we are. In addition, an increase in the popularity of fuel cell power in particular market channels may cause certain of our customers to develop and produce some or all of the fuel cell technologies we are developing.

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

While it is our strategy to continuously improve our products, if we are unable to do so, and if we cannot generate effective responses to our competitors’ brand power, product innovations, pricing strategies, marketing campaigns, partnerships, distribution channels, service networks and other initiatives, our ability to gain market share or market acceptance for our products could be limited, our revenues and our profit margins may suffer, and we may never become profitable.

We face competition for fuel cell power products from developers and manufacturers of traditional technologies and other alternative technologies.
Each of our target markets is currently served by manufacturers with existing customers and suppliers. These manufacturers use proven and widely accepted traditional technologies such as internal combustion engines and turbines, as well as coal, oil, gas and nuclear powered generators. Additionally, there are competitors working on developing technologies that use other types of fuel cells, energy storage technologies, hydrogen generation technologies and other alternative power technologies, advanced batteries and hybrid battery/internal combustion engines, which may compete for our target customers. Given that PEM fuel cells and electrolyzers have the potential to replace these existing power sources, competition in our target markets will also come from these traditional power technologies, from improvements to traditional power technologies and from new alternative power technologies, including other types of fuel cells.

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
Other than in a few specific markets, our strategy is to develop and manufacture products and systems for sale to OEMs, governments, systems integrators, suppliers and other market channel partners that have mature sales and distribution networks for their products. Our success may be heavily dependent on our ability to establish and maintain relationships with these partners who will integrate our fuel cell products into their products and on our ability to find partners who are willing to assume some of the research and development costs and risks associated with our technologies and products. Our performance may, as a result, depend on the success of other companies, and there are no assurances of their success. We can offer no guarantee that OEMs, governments, systems integrators, suppliers and other market channel partners will manufacture appropriate products or, if they do manufacture such products, that they will choose to use our products as components. The end products into which our fuel cell technology will be incorporated will be complex appliances comprising many components and any problems encountered by such third parties in designing, manufacturing or marketing their products, whether or not related to the incorporation of our fuel cell products, could delay sales of our products and adversely affect our financial results. Our ability to sell our products to the OEM markets depends to a significant extent on our partners’ worldwide sales and distribution networks and service capabilities. In addition, some of our agreements with customers and partners require us to provide shared intellectual property rights in certain situations, and there can be no assurance that any future relationships we enter into will not require us to share some of our intellectual property. Any change in the fuel cell, hydrogen or alternative fuel strategies of one of our partners could have a material adverse effect on our business and our future prospects.

In addition, in some cases, our relationships are governed by a non-binding memorandum of understanding or a letter of intent. We cannot provide the assurance that we will be able to successfully negotiate and execute definitive agreements with any of these partners, and failure to do so may effectively terminate the relevant relationship. We also have relationships with third party distributors who also indirectly compete with us. For example, we have targeted industrial gas suppliers as distributors of our hydrogen generators. Because industrial gas suppliers currently sell hydrogen in delivered form, adoption by their customers of our hydrogen generation products could cause them to experience declining demand for delivered hydrogen. For this reason, industrial gas suppliers may be reluctant to purchase our hydrogen generators. In addition, our third party distributors may require us to provide volume price discounts and other allowances, or customize our products, either of which could reduce the potential profitability of these relationships.

We are dependent on third party suppliers for key materials and components for our products. If these suppliers become unable or unwilling to provide us with sufficient materials and components on a timely and cost-effective basis, we may be unable to manufacture our products cost-effectively or at all, and our revenues and gross margins would suffer.
We rely on third party suppliers to provide key materials and components for our fuel cell power products and hydrogen generation products. While we undertake due diligence before engaging with a supplier, a supplier’s failure to provide materials or components in a timely manner, or to provide materials and components that meet our quality, quantity or cost requirements, or our inability to obtain substitute sources for these materials and components in a timely manner or on terms acceptable to us, may harm our ability to manufacture our products cost-effectively or at all, and our revenues and gross margins might suffer. To the extent we are unable to develop and patent our own technology and manufacturing processes and, to the extent that the processes our suppliers use to manufacture materials and components are proprietary, we may be unable to obtain comparable materials or components from alternative suppliers and that could adversely affect our ability to produce commercially viable products.

We may not be able to manage successfully the anticipated expansion of our operations.
The uneven pace of our anticipated expansion in facilities, staff and operations may place serious demands on our managerial, technical, financial and other resources. We may be required to make significant investments in our engineering and logistics systems and our financial and management information systems, as well as retaining, motivating and effectively managing our employees. While we continually monitor our sales outlook and adjust our business plans as necessary, our management skills and systems currently in place may not enable us to implement our strategy or to attract and retain skilled management, engineering and production personnel. Our failure to manage our growth effectively or to implement our strategy in a timely manner may significantly harm our ability to achieve profitability.

If we do not properly manage foreign sales and operations, our business could suffer.
We expect that a substantial portion of our future revenues will continue to be derived from foreign sales. Our international activities may be subject to inherent risks, including regulatory limitations restricting or prohibiting the provision of our products and/or services, unexpected changes in regulatory requirements, tariffs, customs, duties and other trade barriers, difficulties in staffing and managing foreign operations, longer payment cycles, problems in collecting accounts receivable, fluctuations in currency exchange rates, foreign exchange controls that restrict or prohibit repatriation of funds, technology export and/or import restrictions or prohibitions, delays from customs brokers or government agencies, seasonal reductions in business activity and potentially adverse tax consequences resulting from operating in multiple jurisdictions. While we aim to employ experienced knowledgeable management in our foreign operations, if we do not properly manage foreign operations, our business could suffer.

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

We have no experience manufacturing our fuel cell products on a large scale basis and if we do not develop adequate manufacturing processes and capabilities to do so in a timely manner, we will be unable to achieve our growth and profitability objectives.
We have manufactured most of our products in our Power Systems segment for prototypes and initial sales, and we have limited experience manufacturing products on a larger scale. We have experience manufacturing products on a larger scale in our Generation segment.  In order to produce certain of our products at affordable prices, we will have to manufacture a large volume of such products. While several members of our senior management team have significant experience in developing high volume manufacturing strategies for new products and while we have developed plans for efficient, low-cost manufacturing capabilities and processes that will enable us to meet the quality, price, engineering, design and production standards or production volumes required to successfully mass market such products, we do  not know whether these plans will be implemented such that they will satisfy the requirements of our customers and the market for the Power Systems segment. Our failure to develop these manufacturing processes and capabilities in a timely manner could prevent us from achieving our growth and profitability objectives.

Risk Factors Related to Our Products and Technology

We may never complete the development of commercially viable fuel cell power products and/or commercially viable hydrogen generation systems for new hydrogen energy applications, and if we fail to do so, we will not be able to meet our business and growth objectives.
We have made commercial sales of fuel cell power modules, integrated fuel cell systems, hydrogen refueling stations and hydrogen energy storage systems for a relatively short period of time.  Because both our business and industry are still in the developmental stage, we do not know when or whether we will successfully complete research and development of commercially viable fuel cell power products and commercially viable hydrogen generation equipment for new hydrogen energy applications. If we do not complete the development of such commercially viable products, we will be unable to meet our business and growth objectives. We expect to face unforeseen challenges, expenses and difficulties as a developing company seeking to design, develop and manufacture new products in each of our targeted markets. Our future success also depends on our ability to effectively market fuel cell products and hydrogen generation products once developed.

We must lower the cost of our fuel cell and hydrogen generation products and demonstrate their reliability or consumers will be unlikely to purchase our products and we will therefore not generate sufficient revenues to achieve and sustain profitability.
While we have significantly reduced the cost of our technology and products in the past few years and we are continuously seeking and implementing additional product and manufacturing cost reductions, fuel cells currently cost more than many established competing technologies, such as internal combustion engines and batteries. The prices of fuel cell and hydrogen generation products are dependent largely on material and manufacturing costs. We cannot guarantee we will be able to lower these costs to a level where we will be able to produce a competitive product or that any product we produce using lower cost materials and manufacturing processes will not suffer from lower performance, reliability and longevity. If we are unable to produce fuel cell and hydrogen generation products that are competitive with other technologies in terms of price, performance, reliability and longevity, consumers will be unlikely to buy our fuel cell and hydrogen generation products. Accordingly, we would not be able to generate sufficient revenues with positive gross margins to achieve and sustain profitability.

Any failures or delays in field tests of our products could negatively affect our customer relationships and increase our manufacturing costs.
We regularly field test our products and we plan to conduct additional field tests in the future. While we dynamically manage the execution and results of these tests, any failures or delays in our field tests could harm our competitive position and impair our ability to sell our products. Our field tests may encounter problems and delays for a number of reasons, including the failure of our technology, the failure of the technology of others, the failure to combine these technologies properly, operator error and the failure to maintain and service the test prototypes properly. Many of these potential problems and delays are beyond our control. In addition, field test programs, by their nature, may involve delays relating to product roll-out and modifications to product design, as well as third party involvement. Any problem or perceived problem with our field tests, whether it originates from our technology, our design, or third parties, could damage our reputation and the reputation of our products and limit our sales. Such field test failures may negatively affect our relationships with customers, require us to extend field testing longer than anticipated before undertaking commercial sales and require us to develop further our technology to account for such failures prior to the field tests, thereby increasing our manufacturing costs.

Rapid technological advances or the adoption of new codes and standards could impair our ability to deliver our products in a timely manner and, as a result, our revenues would suffer.
While we actively and continuously monitor the developing markets and regulations in markets for our products, our success depends in large part on our ability to keep our products current and compatible with evolving technologies, codes and standards. Unexpected changes in technology or in codes and standards could disrupt the development of our products and prevent us from meeting deadlines for the delivery of products. If we are unable to keep pace with technological advancements and adapt our products to new codes and standards in a timely manner, our products may become uncompetitive or obsolete and our revenues would suffer.

We depend on intellectual property and our failure to protect that intellectual property could adversely affect our future growth and success.
While we proactively and regularly review our intellectual property protection strategy, failure to protect our intellectual property rights may reduce our ability to prevent others from using our technology. We rely on a combination of patent, trade secret, trademark and copyright laws to protect our intellectual property. Some of our intellectual property is currently not covered by any patent or patent application. Patent protection is subject to complex factual and legal criteria that may give rise to uncertainty as to the validity, scope and enforceability of a particular patent. Accordingly, we cannot be assured that: any of the United States, Canadian or other patents owned by us or third party patents licensed to us will not be invalidated, circumvented, challenged, rendered unenforceable, or licensed to others; or any of our pending or future patent applications will be issued with the breadth of protection that we seek, if at all.

In addition, effective patent, trademark, copyright and trade secret protection may be unavailable, limited, not applied for, or unenforceable in foreign countries.

Furthermore, although we typically retain sole ownership of the intellectual property we develop, in certain circumstances, such as with Dow Corning and General Motors, we provide for shared intellectual property rights. For instance, where intellectual property is developed pursuant to our use of technology licensed from General Motors, we have committed to provide certain exclusive or non-exclusive licences in favour of General Motors and, in some cases, the intellectual property is jointly owned. As a result of these licences, we may be limited or precluded, as the case may be, in the exploitation of such intellectual property rights.

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
Our future success and competitive position depend in part on our ability to obtain or maintain the proprietary intellectual property used in our principal products. In order to establish and maintain such a competitive position, we may need to prosecute claims against others who we believe are infringing our rights and defend claims brought by others who believe we are infringing their rights. Our involvement in intellectual property litigation could result in significant expense to us, adversely affect the sale of any products involved or the use or licensing of related intellectual property and divert the efforts of our technical and management personnel from their principal responsibilities, regardless of whether such litigation is resolved in our favour. If we are found to be infringing on the intellectual property rights of others, we may, among other things, be required to: pay substantial damages; cease the development, manufacture, use, sale or importation of products that infringe on such intellectual property rights; discontinue processes incorporating the infringing technology; expend significant resources to develop or acquire non-infringing intellectual property; or obtain licences to the relevant intellectual property.

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
While it is a key focus of management to develop and manufacture safe and reliable products, our financial results could be materially impacted by accidents involving either our products or those of other fuel cell manufacturers, either because we face claims for damages or because of the potential negative impact on demand for fuel cell products. Our products use hydrogen, which is typically generated from gaseous and liquid fuels, such as propane, natural gas or methanol, in a process known as reforming. While our fuel cell products do not use these fuels in a combustion process, natural gas, propane and other hydrocarbons are flammable fuels that could leak and then combust if ignited by another source. In addition, certain of our OEM partners and customers may experience significant product liability claims. As a supplier of products and systems to these OEMs, we face an inherent business risk of exposure to product liability claims in the event our products, or the equipment into which our products are incorporated, malfunction and result in personal injury or death. We may be named in product liability claims even if there is no evidence our systems or components caused the accidents. Product liability claims could result in significant losses from expenses incurred in defending claims or the award of damages. Since our products have not yet gained widespread market acceptance, any accidents involving our systems, those of other fuel cell products or those used to produce hydrogen could materially impede acceptance of our products. In addition, although our management believes our liability coverage is currently adequate to cover these risks, we may be held responsible for damages beyond the scope of our insurance coverage.

Risk Factors Related to Ownership of Our Common Shares

If at any time we are classified as a passive foreign investment company under United State tax laws, our US shareholders may be subject to adverse tax consequences.
We would be classified as a passive foreign investment company (“PFIC”), for US federal income tax purposes, in any taxable year in which, after applying relevant look-through rules with respect to the income and assets of our subsidiaries, either at least 75% of our gross income is ‘‘passive income,’’ or on average at least 50% of the gross value of our assets is attributable to assets that produce passive income or are held for the production of passive income.

Based on our structure, and the composition of our income and assets, we do not believe we were a PFIC for the taxable year ended December 31, 2011 or the prior taxable year. However, there can be no assurance the Internal Revenue Service will not successfully challenge our position or that we will not become a PFIC in a future taxable year, as PFIC status is retested each year and depends on our assets and income in that year. If we are classified as a PFIC at any time that a US shareholder holds our common shares, such shareholder may be subject to an increased US federal income tax liability and a special interest charge in respect of a gain recognized on the sale or other disposition of our common shares and upon the receipt of certain ‘‘excess distributions’’ (as defined in the United States Internal Revenue Code of 1986, as amended).

US shareholders should consult their own tax advisors concerning the US federal income tax consequences of holding our common shares if we were a PFIC in any taxable year and its potential application to their particular situation.

As a result of the strategic alliance entered into with CommScope, it owns a significant portion of our common shares and may act, or prevent corporate actions, to the detriment of other shareholders.
As a result of the issuance of the third and fourth tranches in 2011, CommScope owns 33.1% of our issued and outstanding common shares at December 31, 2011 and, accordingly, may have the ability to exercise significant influence over all matters requiring shareholder approval. This concentration could also have the effect of delaying or preventing a change in control that could otherwise be beneficial to our shareholders.

A limited number of shareholders collectively own a significant portion of our common shares and may act, or prevent corporate actions, to the detriment of other shareholders.
A limited number of shareholders, including our founders, CommScope and General Motors, currently own a significant portion of our outstanding common shares. CommScope currently owns approximately 33.1% of our outstanding common shares. General Motors currently owns approximately 6.9% of our outstanding common shares. In addition, Alpha and Iroquois each currently hold 104,688 Series A warrants (representing the right to acquire the equivalent number of common shares) and 130,323 Series B warrants of the Corporation (representing the right to acquire the equivalent number of common shares). Accordingly, these shareholders may exercise significant influence over all matters requiring shareholder approval, including the election of a majority of our directors and the determination of significant corporate actions. This concentration could also have the effect of delaying or preventing a change in control that could otherwise be beneficial to our shareholders.

As a principal shareholder and party to the strategic alliance and General Motors having a representative on our Board of Directors, both CommScope and General Motors have the ability to influence our corporate actions and in a manner that may be adverse to other shareholder interests.

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
Our articles of incorporation permit us to issue an unlimited number of common and preferred shares. If we were to issue a significant number of common shares, it would reduce the relative voting power of previously outstanding shares. Such future issuances could be at prices less than our shareholders paid for their common shares. If we were to issue a significant number of common or preferred shares, these issuances could also deter or delay an attempted acquisition of us that a shareholder may consider beneficial, particularly, in the event that we issue preferred shares with special voting or dividend rights. While NASDAQ and Toronto Stock Exchange rules may require us to obtain shareholder approval for significant issuances, we would not be subject to these requirements if we ceased, voluntarily or otherwise, to be listed on NASDAQ and the Toronto Stock Exchange. Significant issuances of our common or preferred shares, or the perception that such issuances could occur, could cause the trading price of our common shares to drop.

US investors may not be able to enforce US civil liability judgments against us or our directors and officers.
We are organized under the laws of Canada. A majority of our directors and officers are residents of Canada and all or a substantial portion of their assets and substantially all of our assets are located outside of the United States. As a result, it may be difficult for US holders of our common shares to effect service of process on these persons within the United States or to realize in the United States on judgments rendered against them. In addition, a shareholder should not assume that the courts of Canada: (i) would enforce the judgments of US courts obtained in actions against us or such persons predicated on the civil liability provisions of US federal securities laws or other laws of the United States; or (ii) would enforce, in original actions, claims against us or such persons predicated on the US federal securities laws.

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

As at December 31, 2011 there were 350,936 stock options to purchase our common shares, 224,356 Series A warrants, 260,646 Series B warrants and 108,909 DSU’s. If these securities are exercised, our shareholders will incur substantial dilution.
A significant element in our business plan to attract and retain qualified personnel is the issuance to such persons options to purchase our common shares. At December 31, 2011, we have issued and have outstanding 350,936 options to purchase our common shares at an average price of CA$16.69 per common share. Accordingly, to the extent that we are required to issue significant numbers of options to our employees, and such options are exercised, our shareholders could experience significant dilution. As of December 31, 2011, we also have 224,356 Series A warrants and 260,646 Series B warrants issued and outstanding, whereby each warrant entitles the holder to purchase a common share for US$3.76. As of December 31, 2011, we also have 108,909 DSU’s, whereby at the option of the holder, once vested they may be converted to common shares. To the extent such Series A warrants, Series B warrants, and DSU’s are exercised, our shareholders could experience significant dilution.

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

We are a globally recognized developer and provider of hydrogen generation and fuel cell products. We conduct our business through the following business units: (i) OnSite Generation, which focuses on hydrogen generation products for renewable energy, industrial and transportation customers; and (ii) Power Systems, which focuses on fuel cell products for original equipment manufacturers, or OEMs, systems integrators and end users for stationary applications, including backup power, and motive applications, such as forklift trucks. In November 2007, we announced we were exiting the fuel cell test products, design, development and manufacturing business that was conducted through our test systems business unit (“Test Systems”).

Our business units are supported by a corporate services group providing finance, insurance, investor relations, communications, treasury, human resources, strategic planning, compliance, and other administrative services.

Our principal executive offices are located at 220 Admiral Boulevard, Mississauga, Ontario, Canada L5T 2N6. Our telephone number is (905) 361-3660.  Our agent for service in the United States for any actions relating to our common shares is CT Corporation System, 111 Eighth Avenue, New York, New York 10011, (212) 894-8400.

Capital expenditures for the year ended December 31, 2011 were $0.9 million, compared with $0.4 million and $0.8 million for the years ended December 31, 2010 and 2009, respectively, and consisted primarily of capital expenditures for leasehold improvements and equipment.  We expect capital expenditure plans for 2012 and subsequent years to result in further investment in property, plant and equipment as we continue our manufacturing and development initiatives. Our current budget for 2012 includes a capital budget of $1.2 million to purchase and manufacture testing and other equipment, primarily for our research and development programs but also in support of ongoing operational needs. We expect that more than half of our investments will be in Canada.  Our capital requirements will be affected by many factors, including the success of our current product offerings, the ability to enhance our current products and our ability to develop and introduce new products that keep pace with technological developments in the marketplace.

As at December 31, 2011 we had cash and cash-equivalents and restricted cash of approximately $10.0 million.

There are currently no public takeover offers by third parties in respect of the Company’s shares.

APIF Transaction
On June 11, 2009, we, Old Hydrogenics, the Board of Trustees of APIF and APIF’s manager, Algonquin Power Management Inc., agreed on the terms of a series of transactions (collectively, the “APIF Transaction”) and agreements, pursuant to which Old Hydrogenics agreed to transfer its entire business and operations to us, including all assets, liabilities, directors, management and employees, but excluding its tax attributes. Concurrently, the APIF Transaction enabled unitholders of APIF to continue to hold their interest in APIF as shareholders of Old Hydrogenics, which was renamed Algonquin Power & Utilities Corp. (“APUC”), a publicly traded Canadian corporation. APUC has the ability to make efficient use of our accumulated tax attributes in the continued execution of APIF’s business plans. Under the APIF Transaction, our shareholders had their common shares in the capital of Old Hydrogenics redeemed for our common shares on a one-for-one basis. At the same time, APIF unitholders exchanged their units for APUC common shares.

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

BUSINESS OVERVIEW

Hydrogenics, together with its subsidiaries, designs, develops and manufactures hydrogen generation and fuel cell products based on water electrolysis technology and proton exchange membrane (“PEM”), technology. Hydrogenics’ mission is to provide safe, secure, sustainable and emission free energy as a leading global provider of clean energy solutions based on hydrogen. We maintain operations in Belgium, Canada and Germany with satellite offices in the United States and Russia, as well as a sales office in China.

Our OnSite Generation business segment is based in Oevel, Belgium and develops products for industrial gas, hydrogen fueling and renewable energy storage markets. For the year ended December 31, 2011, our OnSite Generation business reported revenues of $19.7 million and, at December 31, 2011, had 60 full-time employees.

Our Power Systems business segment is based in Mississauga, Canada, with a satellite facility in Gladbeck, Germany, and develops products for energy storage, stationary and motive power applications. For the year ended December 31, 2011 our Power Systems business reported revenues of $4.1 million and, at December 31, 2011 had 54 full-time employees.

Where applicable, corporate and other activities are reported separately as Corporate and Other. This is the provision of corporate services and administrative support. At December 31, 2011, our Corporate and Other activities had four full-time employees.

OnSite Generation

Our OnSite Generation business segment, is based on water electrolysis technology which involves the decomposition of water into oxygen (O2) and hydrogen gas (H2) by passing an electric current through a liquid electrolyte. The resultant hydrogen gas is then captured and used for industrial gas applications, hydrogen fueling applications, and is used to store renewable and surplus energy in the form of hydrogen gas. Our HySTAT® branded electrolyzer products are based on 60 years of hydrogen experience, meet international standards, such as ASME, CE, Rostechnadzor and UL, and are certified ISO 9001 from design to delivery. We configure our HySTAT® products for both indoor and outdoor applications and tailor our products to accommodate various hydrogen gas requirements.

The worldwide market for hydrogen, which includes the merchant gas market for hydrogen, is estimated at $5 billion annually, and is served by industrial gas companies as well as on-site hydrogen generated by products manufactured by companies such as ours. We believe the annual market for on-site hydrogen generation equipment is approximately $100 million to $200 million. We believe the size of the addressable market for on-site hydrogen generation equipment could more than double if energy storage and electrolysis based hydrogen fueling stations gain widespread acceptance.

Our OnSite Generation products are sold to leading merchant gas companies, such as Air Liquide and Linde Gas and end-users requiring high purity hydrogen produced on-site for industrial applications.  We also sell and service products for progressive oil and gas companies, such as Shell Hydrogen, requiring hydrogen fueling stations for transportation applications. Recently, an increase in orders and interest for fueling stations in Europe and elsewhere, has signaled what we believe could be a major increase in the size of this market. During the past year, we have also witnessed an increase in interest and orders for our small, medium and large scale energy storage products, which also service the need for ancillary electrical power services, such as grid balancing and load profiling.  While this area is heavily dependent on public funding initiatives, particularly in Europe, it continues to present compelling growth opportunities.  In 2009, we began to sell our products to leading electric power utilities to satisfy the need for renewable energy storage.

The business objectives for our OnSite Generation group are to: (i) continue to pursue opportunities for customers to convert otherwise wasted renewable and other excess energy, such as wind, solar or excess baseload energy, into hydrogen; (ii) further expand into traditional markets, such as Eastern Europe (including Russia), Asia and the Middle East; (iii) grow our fueling station business; (iv) further increase the gross margins of existing product lines by improving our procurement and manufacturing processes; (v) reduce the cost of ownership of our products through design and technology improvement; and (vi) further increase the reliability and durability of our products to exceed the expectations of our customers and improve the performance of our applications.

Our OnSite Generation business competes with merchant gas companies, such as Air Liquide and Linde Gas which, in addition to being customers, operate large scale centralized hydrogen production plants and are providers of alternative on-site hydrogen generation products using steam methane reforming (“SMR”) technology or other electrolysis technology. We compete on performance, reliability and cost and believe we are well positioned in situations where there is a need for high purity hydrogen manufactured on-site.

Power Systems

Our Power Systems business segment is based on PEM fuel cell technology, which transforms chemical energy liberated during the electrochemical reaction of hydrogen and oxygen into electrical energy. Our HyPM® branded fuel cell products are based on our extensive track record of on-bench testing and real-time deployments across a wide range of stationary and motive power profiles. We configure our HyPM® products into multiple electrical power outputs ranging from 1 kilowatt to 1 megawatt with ease of integration, high reliability and operating efficiency, delivered from in a highly compact area. We also develop and deliver hydrogen generation products based on PEM water electrolysis, which can also be used to serve the energy storage markets noted above.

Our target markets include backup power for telecom and data centre installations and motive power applications, such as buses, trucks and utility vehicles. The military, historically an early technology adopter, is a specialized market for our innovative fuel cell based products. The worldwide market for data centre backup power is estimated to be in excess of $6 billion and the market for telecom backup power is estimated to be $2 to $3 billion in the United States alone, based on a complete displacement of existing products serving this market.

Our Power Systems products are sold to leading Original Equipment Manufacturers (“OEMs”), such as CommScope, Inc. (“CommScope”) to provide backup power applications for telecom installations and vehicle and other integrators for motive power, direct current (“DC”) and alternative current (“AC”) backup. Additionally, our products are sold for prototype field tests intended to be direct replacements for traditional lead-acid battery packs for motive applications. We also sell our Power Systems products to the military and other early adopters of emerging technologies.

The business objectives for our Power Systems group are to: (i) offer a standard fuel cell platform for many markets, thereby enabling ease of manufacturing and reduced development spending; (ii) achieve further market penetration in the backup power and motive power markets by tailoring our HyPM® fuel cell products to meet market specific requirements, including price, performance and features; (iii) reduce product cost; (iv) invest in sales and market development activities in the backup power and motive power markets; (v) continue to target the military and other early adopters of emerging technologies as a bridge to future commercial markets; and (vi) secure the requisite people and processes to align our anticipated growth plans with our resources and capabilities.

Our Power Systems business competes with several well-established battery and internal combustion engine companies in addition to several other fuel cell companies. We compete on relative price/performance and design innovation. In the backup power market, we believe our HyPM® systems have an advantage over batteries and internal combustion engines for customers seeking extended run requirements, by offering more reliable and economical performance. In motive power markets, we believe our HyPM® products are well positioned against diesel generation and lead-acid batteries by offering increased productivity and lower operational costs.

There are four types of fuel cells other than PEM fuel cells that are generally considered to have possible commercial applications, including phosphoric acid fuel cells, molten carbonate fuel cells, solid oxide fuel cells and alkaline fuel cells. Each of these fuel cell technologies differs in their component materials and operating characteristics.  While all fuel cell types may have potential environmental and efficiency advantages over traditional power sources, we believe PEM fuel cells can be manufactured less expensively and are more efficient and more practical in small-scale stationary and motive power applications. Further, most automotive companies have selected PEM technology for fuel cell powered automobiles. We expect this will help establish a stronger industry around PEM technology and may result in a lower cost, as compared to the other fuel cell technologies.

Segmented Revenues

(Millions of US dollars)
	2011	2010
OnSite Generation	$19.7	$15.9
Power Systems	4.1	5.0
Total	$23.8	$20.9

For additional financial information by business segment, see “Note 29. – Segmented Financial Information” to our consolidated financial statements, which can be found on page F-42 of this form, and is incorporated by reference herein.

Our revenues are segmented by geographic region, as follows:

(Thousands of US dollars)
	2011	2010
Eastern Euorpe	$5,626	$2,461
European Union	4,854	5,308
Africa	4,385	191
North America	3,108	4,212
South America	2,747	2,273
Oceania	1,331	710
Asia	611	3,363
Middle East	122	2,412
Other	1,048	-
	$23,832	$20,930

Our Strategy
Our strategy is to develop electrolyzer and fuel cell products for sale to OEMs, electric utilities, gas utilities, merchant gas companies and end-users requiring highly reliable products offered at competitive prices. We believe our success will be substantially predicated on the following factors:

Increasing Market Penetration
At December 31, 2011, we had ten full-time staff employed in sales functions. Our senior management team is also actively involved in sales initiatives, including maintaining close contact with our more significant customers. In the year, significant efforts were made in the sales function; including repositioning of responsibilities to permit dedicated leadership for the sales function, obtaining detailed assessments of markets, and leveraging the Commscope strategic relationship.

In 2011, we also invested in product development. In Power Systems, we introduced a new fuel cell system architecture in order to be better aligned with backup power market opportunities and we have also expanded our fuel cell system power level by introducing a new 30 kW fuel cell product.  In On Site Generation, we introduced a new HySTAT® product that provides customers with double the hydrogen production capacity for the same physical footprint.  With these new product introductions, Hydrogenics is now better positioned for increasing market penetration in its two business segments.

Additionally, we have developed relationships with third parties we believe are well positioned in our relevant markets to identify new market opportunities for our products. In the industrial gas market, these third parties include leading merchant gas companies, such as Air Liquide and Linde Gas. In the backup power market, these third parties include leading OEMs, such as CommScope.

Future Markets
Recently we have begun to pioneer the “Power-to-Gas” application, an extremely innovative way to store and transport energy. Power-to-Gas is the process involving the use of excess electrical power to produce hydrogen by electrolyzing water.  The hydrogen gas is then injected into the existing natural gas pipeline network, which can accept hydrogen in quantities up to 15% without requiring piping material and other modifications to the infrastructure. By feeding this excess electrical power as hydrogen gas into the natural gas grid, the stored energy is not restricted to the site of generation.  The convergence of the electrical grid with the natural gas distribution network will allow power grid operators to manage energy flow from electricity to gas, and then from gas back to electricity, when and where these energy conversions are most beneficial to the power grids.

The benefits of Power-to-Gas are numerous and include:

•	Transporting energy via a gas pipeline considerably less expensive than transporting electricity
•	The ability to perform fast regulation services
•	Improved utilization of existing generating assets
•	Ability to perform energy time arbitrage
•	Ability to perform energy spatial arbitrage (separating generation and utilization)
•	Offset of new electrical transmission requirements
•	Increased grid flexibility
•	Infrastructure for energy transmission, storage and distribution immediately available

We have begun to access this emerging energy storage market through trade events, meeting directly with gas and electrical utilities, ISOs (Independent System Operators), industry associations and marketing to government agencies.

Advancing Our Product Designs

Recently, we have received several orders and have seen considerable interest in using hydrogen as a medium to store renewable and excess energy, due to the favourable characteristics of hydrogen as an energy carrier. In addition, our solution will also benefit ancillary electrical power services, such as grid balancing and load profiling. We are developing a renewable energy storage product incorporating an alkaline or PEM electrolyzer, a PEM fuel cell electrical generator or alternative electrical generator, and associated systems integration software. We anticipate adding other proprietary technologies to this product offering based on continued market development.

Within our OnSite Generation business segment, we are focused on reducing the cost of our HySTAT® electrolyzer and improving its efficiency. Innovation in the design, elimination of non-value adding components, improved component sourcing and fundamental electrochemical improvements have all contributed to continuous cost reduction in 2011. We also recognize the opportunity for larger scale energy storage installations and are continuing to develop significantly scale-up products to better meet this market opportunity.

Within our Power Systems business segment, we are focused on further reducing the cost of an fully integrated fuel cell system inclusive of its components, notwithstanding achieving significant cost reduction and product development milestones in 2011. We are attempting to offset a portion of the associated development expenses by entering into cost-sharing agreements with OEMs and government agencies.

Securing Additional Capital
As at December 31, 2011, we had $10.0 million of cash, cash equivalents and restricted cash, had $10.8 million of shareholders’ equity and $31.1 million of assets.

We require additional funding in the form of debt or equity in addition to the funding received during the year ended December 31, 2011, as described below. During 2011, we completed the final two tranches of a private placement offering of common shares with CommScope for gross cash proceeds of $4.5 million. In September 2011, the Corporation entered into an agreement with the Province of Ontario’s Ministry of Economic Development, Strategic Jobs and Investment Fund for a low-interest rate loan of up to CA$6.0 million of which CA$4.5 million had not yet been drawn on at December 31, 2011. The loan disbursements and interest terms are contingent on certain deliverables.

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

Retaining and Engaging Our Staff

At December 31, 2011, we had 118 full-time staff, the majority of whom have been employed by the Corporation for several years and possess strong technical backgrounds with extensive industry experience. We strive to maintain a high level of employee engagement by compensating at market rates, providing interesting and challenging work, and, over time, the opportunity to create wealth by participating in our stock ownership program.

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

We currently offer our HySTAT™ Hydrogen Station in multiple configurations depending on the amount of hydrogen required. This product is suitable for producing continuous or batch supplies of hydrogen typically for industrial processing applications and generates between 10 - 60 normal cubic meters per hour (“Nm3/hr”) of hydrogen. Multiple standard units can be installed for larger applications with the capability of generating up to 500 Nm3/hr of hydrogen.

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

•
HyPM® Fuel Cell Power Modules.  Our HyPM® power module runs on high purity hydrogen and produces DC power in standard outputs of 8, 12, 16, 30, 90, 120 and 180 kW. This product is suitable for a wide range of stationary, mobile and portable power applications. The HyPM® XR model is targeted at backup power applications and the HyPMHD® model is targeted at motive power applications.

•
HyPX™ Fuel Cell Power Pack.  Our HyPX™ Power Pack includes a standard HyPM® power module integrated with hydrogen storage tanks and ultracapacitors that provide higher power in short bursts.  This product has the same form, fit and function as large battery packs used in devices such as forklift trucks and tow tractors.

•
Integrated Fuel Cell Systems.  Our integrated fuel cell systems are built around our HyPM® power modules and used for portable and stationary applications including portable and auxiliary power units for military applications and direct current or DC backup power system for cellular tower sites.

•	Engineering Development Services. We also enter into engineering development contracts with certain customers for new or custom products.

Sales and Marketing

Our products are sold worldwide to OEMs, systems integrators and end-users through a direct sales force and a network of distributors. Our sales method varies depending on the product offering, market and stage of technology adoption.
At December 31, 2011, we had ten full-time staff employed in sales functions. Our senior management team is also actively involved in sales initiatives, including maintaining close contact with our more significant customers.

Customers
Our OnSite Generation products are sold to leading merchant gas companies such as Air Liquide and Linde Gas and end users requiring high purity hydrogen produced on-site for industrial applications.  We also sell and service products for progressive oil and gas companies such as Shell Hydrogen requiring hydrogen fueling stations for transportation applications. During the past year we have also witnessed an increase in interest and orders for our small, medium and large scale energy storage products which also service the need for ancillary electrical power services such as grid balancing and load profiling.

Our Power Systems products are sold to leading Original Equipment Manufacturers (“OEMs”) such as CommScope, Inc. (“CommScope”) to provide backup power applications for telecom installations and vehicle and other integrators for mobility and other applications included AC backup. Additionally, our products are sold for prototype field tests intended to be direct replacements for traditional lead-acid battery packs for motive applications. We also sell our Power Systems products to the military and other early adopters of emerging technologies.

In 2011, three customers each comprised 11% of our revenue (in 2010, three customers each comprised 11% of our revenue). In 2011, 44% of our revenues was derived from Europe, 25% from North and South America, 3% from Asia, and the remaining 28% were derived from other foreign jurisdictions (in 2010, these numbers were 34%, 20%, 16% and 30%, respectively).  Accordingly, we have mitigated risk to any single market or adoption rate by diversifying our product portfolio across the markets in which we operate.

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

•
CommScope. In August 2010, we entered into a strategic alliance with CommScope, a global leader in infrastructure solutions for communications networks, that calls for the development and distribution of specialized fuel cell power systems and includes an equity investment in Hydrogenics. Under the terms of the agreement, CommScope and Hydrogenics have jointly developed next-generation power modules for telecom-related backup power applications that are being incorporated by CommScope in its products sold to customers worldwide.

Research and Product Development
Our research and product development team consists of approximately 25 staff, the substantial majority of whom are located in Mississauga, Ontario and are focused primarily on our fuel cell and PEM technology activities. The remainder is located in Oevel, Belgium.  Collectively, these individuals have many years of experience in the design of electrolysis and fuel cell products. Our product development team combines leaders with extensive experience in their fields with younger graduates from leading universities.

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

We seek cost-sharing projects with various government and non-government agencies, to offset, to the extent possible, our research and product development expenses.  We currently have contribution agreements with Natural Resources Canada and the Province of Ontario. In 2011, $0.8 million, or 18% of our research and product development expenses, were funded by various governments.  In 2011 Hydrogenics Corporation entered into a loan agreement with the Province of Ontario’s Ministry of Economic Development and Trade, Strategic Jobs and Investment Fund for up to CA$6.0 million.  During the year, the Corporation drew down CA $1.5 million of the loan, which is calculated based on 50% of eligible costs to a maximum of CA $1.5 million per disbursement.  The loan is a low interest rate loan, and if certain criteria are met, such as the retention and creation of a specified number of jobs, the loan will be interest free for the first five years.

Our current research and product development plans are summarized below:

•
OnSite Generation. Our research activities are currently devoted to the scale-up of design and performance factors of our electrolyzer cell stacks. Our product development activities are focused on large scale PEM and Alkaline electrolyzers.  These are designed to store renewable or other excess energy as hydrogen, thereby helping to address large scale energy storage problems, for Power-to-Gas applications or for vehicle refueling.  Both our large scale product development aim to make Hydrogenics the “one-stop shop” for all on-site hydrogen generation needs.

•
Power Systems. At the fuel cell stack, or component level, we are concentrating on testing, adapting and integrating new materials, design concepts, manufacturing techniques, and cost reduction.  At the module or product level, we are focused on cost reduction and on meeting market specific requirements including durability and performance. Additionally, our product development is progressing with size reduction. This will allow the same power module to be deployed in both mobile and stationary applications. Our product development program also includes PEM electrolyzers in the small capacity range of <10Nm3/h, which we believe will have greater demand due to their lower cost and size.

Intellectual Property
We protect our intellectual property by means of a combination of patent protection, copyrights, trademarks, trade secrets, licences, non-disclosure agreements and contractual provisions. We generally enter into non-disclosure and confidentiality agreements with each of our employees, consultants and third parties that have access to our proprietary technology. We currently hold 106 patents in a variety of jurisdictions and have more than 30 patent applications pending. Additionally, we enter into commercial licences and cross-licences to access third party intellectual property.

We believe our intellectual property provides us a strong competitive advantage and represents a significant barrier to entry.  As part of our patent portfolio, we maintain a collection of innovative energy storage patents with broad and exclusive rights concerning the use of excess electrical power to produce hydrogen from water while simultaneously providing electric grid stabilization services.  We believe these patents place Hydrogenics in the strongest possible position to build our company over the long-term and will continue to strengthen our efforts as electric grid operators look to hydrogen as an important strategy for utility-scale energy storage.

We typically retain sole ownership of intellectual property developed by us. In certain situations, such as with Dow Corning and General Motors, we provide for shared intellectual property rights. In the case of General Motors, we have a non-exclusive, royalty free licence to use certain of General Motors’ proprietary fuel cell stack intellectual property in certain applications and markets. We have these rights in perpetuity, including subsequent improvements to the licensed technology. In the case of Dow Corning, we jointly own a US patent application, together with all inventions falling within the description of such patent application specific to sealing and sealing materials for fuel cell and electrolyzer assemblies.

Given the relative early stages of our industry, our intellectual property is and will continue to be important in providing differentiated products to customers.

Manufacturing
The majority of our manufacturing services, including parts procurement, kitting, assembly and repair, are carried out in-house at our respective business unit manufacturing facilities. We also perform certain manufacturing-related functions in-house, including manufacturing engineering and the development of manufacturing test procedures and fixtures.

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

We have certifications in ISO 9001-2008 in both our Oevel and Mississauga facilities, and ISO 14001 and OHSAS 18001 in our Oevel facility.

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

ORGANIZATIONAL STRUCTURE

As of March 27, 2012, we beneficially owned, directly or indirectly, 100% of the voting and non-voting securities of the material subsidiaries listed below.

Subsidiaries	Jurisdiction of Incorporation

Hydrogenics Europe NV	Belgium

Hydrogenics GmbH	Germany

PROPERTY, PLANT AND EQUIPMENT

We have the following facilities:

•
Mississauga, Ontario, Canada.  Our 25,300 square foot facility in Mississauga, Ontario serves as our corporate headquarters and Power Systems manufacturing facility. It is leased until October 31, 2013. Principal activities at this facility include the manufacture and assembly of our fuel cell power modules, and research and product development for our fuel cell power products, fuel cell testing services and our corporate activities.

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

•
Gladbeck, Germany.  Our Power Systems group maintains a 6,458 square foot facility in Gladbeck, Germany, which is leased until December 31, 2013. This facility is used to provide fuel cell integration services for European customers and serves as our European office for the fuel cell activities of our Power Systems business.

We also have small sales and service offices in Eastern Europe and North America. We believe our facilities are presently adequate for our operations and we will be able to maintain suitable space needed on commercially reasonable terms.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations for the fiscal years ended December 31, 2011 and 2010 should be read in conjunction with our audited consolidated financial statements and related notes included in this Form 20-F.

OPERATING RESULTS

A detailed discussion of our operating results for 2011 and 2010

This section provides a detailed discussion of our financial performance based on our consolidated financial statements.  All references to per share amounts pertain to net loss per share. Certain of the prior year’s figures have been reclassified to conform to the current year’s presentation.

Hydrogenics Corporation
Summary Financial Analysis
(Thousands of US  dollars, except per share amounts)
			Percentage Favourable (Un-favourable)
	2011	2010	2011
OnSite Generation	$19,685	$15,921	24%
Power Systems	4,147	5,009	(17)%
Revenues	23,832	20,930	14%
Gross Profit	5,488	5,426	1%
Percentage of Revenues	23%	26%
Selling, General and Administrative Expenses	11,740	11,227	(5)%
Research and Product Development Expenses	2,934	3,445	15%
Loss from Operations	(9,278)	(8,911)	(4)%
Net Loss	(9,788)	(6,545)	(50)%
Net Loss Per Share	$(1.58)	$(1.40)	(13)%

Consolidated Statements of Cash Flows
Cash Used in Operating Activities	(3,695)	(10,014)	63%

Other Measures
Cash Operating Costs1	12,299	13,437	8%
EBITDA1	(8,236)	(8,251)	-

See Item 5, Operating and Financial Review and Prospects Reconciliation and Definitions of non-GAAP Measures.

Highlights for 2011 compared to 2010:

•
Revenues were $23.8 million, an increase of 14% primarily reflecting increased order bookings in our OnSite generation business unit driven by growth in industrial, fueling and renewable energy markets.  This increase was partially offset by decreased revenues in our Power Systems business unit.

•	Cash operating costs were $12.3 million, a decrease of 8% reflecting: (i) a $0.6 million decrease in operating costs as a result of ongoing cost reduction efforts, including the move to a new lower cost facility in Mississauga, Ontario, Canada; and (ii) a $0.9 million increase in research and product development funding; partially offset by a $0.4 million increase in research and product development expenditures.

•
EBITDA loss excluding $0.7 million of increased costs associated with our deferred compensation plans, which are indexed to our share price; and $0.3 million increase in non-cash stock-based compensation costs in respect of executive stock options, which were surrendered in January 2011 decreased $1.0 million or 12%, reflecting: (i) a $0.4 million reduction in costs as a result of cost reduction initiatives; (ii) a $0.5 million increase in research and product development funding; and (iii) a $0.1 million increase in gross margin.

•
While the loss from operations for 2011 was relatively consistent with 2010, net loss increased $3.2 million or 50% ($0.18 per share), reflecting: (i) the absence of a $1.7 million gain in 2010 resulting from a decrease in the fair value of warrants outstanding driven by a decrease in our share price in 2010; (ii) the absence of a $0.7 million gain in 2010 resulting from a decrease in the fair value of repayable government contributions in 2010; (iii) the absence of $0.4 million in recoveries from litigation settlements; (iv) a loss of $0.3 million as a result of an increase of in the fair value of outstanding warrants driven by an increase in our share price; and (v) an increase of less than $0.1 million in the fair value of repayable government contributions.

•
Cash and cash equivalents and restricted cash were $10.0 million at December 31, 2011, a $1.0 million increase compared to December 31, 2010 reflecting: (i) $4.5 million of net proceeds from the third and fourth tranches of our subscription agreement with CommScope; (ii) $1.4 million of proceeds received on drawing the first disbursement of our loan with the Ontario government; partially offset by (iii) $3.7 million of cash used in operating activities; (iv) $0.9 million of capital expenditures; and (iv) $0.4 million repayment of other non-current liabilities.

Business Segment Review
We report our results in two business segments (OnSite Generation and Power Systems). Corporate and Other is the provision of corporate services and administrative support. These segments are differentiated by the products developed and end-customer markets. Our reporting structure reflects how we manage our business and how we classify our operations for planning and measuring performance. See “Item 4, Information on the Company – Business Overview” for a description of our business segments.

OnSite Generation
Summary Financial Analysis
(Thousands of US dollars)
			Percentage Favourable (Unfavourable)
	2011	2010	2011
Revenues	$19,685	$15,921	24%
Gross Profit	4,187	3,350	25%
Percentage of Revenues	21%	21%
Selling, General and Administrative Expenses	3,455	2,376	(45)%
Research and Product Development Expenses	682	842	19%
Segment Income	$51	$131	(61)%

Revenues were $19.7 million, an increase of $3.8 million or 24% over the previous year, driven by order growth in industrial, fueling and renewable energy markets, as well as a 6% increase in the value of the euro relative to the US dollar. Revenues for the year ended December 31, 2011 consisted of the sale of electrolyzer products to customers in industrial gas, renewable energy and fueling markets. At December 31, 2011, we had $27.2 million of confirmed orders (2010 - $13.6 million), substantially all of which are anticipated to be delivered and recognized as revenue in 2012.

Gross Profit was $4.2 million (21% of revenues) in 2011, compared to $3.4 million (21% of revenues) in 2010, primarily the result of increased revenues.

Selling, General and Administrative (“SG&A”) Expenses were $3.5 million, an increase of $1.1 million or 45% over the previous year, attributable to increased selling costs associated with the growth in the order backlog, as well as an increase in costs resulting from the strengthening of the euro relative to the US dollar.

Research and Product Development (“R&D”) Expenses were $0.7 million, a decrease of $0.2 million or 19% reflecting decreased materials for experimentation and prototyping trials, as well as increased research and product development funding.

Segment Income was less than $0.1 million, a decrease of less than $0.1 million over 2010, reflecting increased revenues and decreased R&D costs, partially offset by increased selling costs.

Power Systems
Summary Financial Analysis
(Thousands of US dollars)
			Percentage Favourable (Unfavourable)
	2011	2010	2011
Revenues	$4,147	$5,009	(17)%
Gross Profit	1,301	2,076	(37)%
Percentage of Revenues	31%	41%
Selling, General and Administrative Expenses	2,992	3,478	14%
Research and Development Expenses	2,157	2,519	14%
Segment Loss	$(3,848)	$(3,921)	2%

Revenues were $4.1 million, a decrease of $0.9 million or 17% compared to 2010 reflecting variations in timing of orders, and product deliveries. At December 31, 2011, we had $1.9 million (2010 - $3.5 million) of confirmed orders for Power Systems’ products and services, substantially all of which are anticipated to be delivered and recognized as revenue in 2012.

Gross Profit was $1.3 million (31% of revenues, compared to $2.1 million (41% of revenues) in the previous year, reflecting additional costs incurred on two custom product development projects and lower overhead absorption.

SG&A Expenses were $3.0 million, a decrease of $0.5 million or 14% compared to the previous year primarily reflecting savings associated with cost reduction initiatives.

R&D Expenses were $2.2 million, a decrease of $0.3 million or 14%, primarily reflecting increased research and product development funding.

Segment Loss was $3.8 million compared to $3.9 million in 2010 reflecting ongoing cost reduction efforts, partially offset by decreased revenues and gross margins.

Corporate and Other
Summary Financial Analysis
(Thousands of US dollars)
			Percentage Favourable (Unfavourable)
	2011	2010	2011
Selling, General and Administrative Expenses	$5,293	$5,373	1%
Research and Development Expenses	95	84	(13)%
Litigation Settlements	-	(437)	(100)%
Other Finance Gains (Losses), Net	(332)	2,433	(114)%
Segment Loss	$(5,991)	$(2,775)	(116)%

SG&A Expenses were $5.3 million in 2011, a decrease of 1% compared to the previous year.  This decrease is the result of: (i) $0.5 million of savings resulting from ongoing cost reduction initiatives; partially offset by (ii) an increase of $0.4 million in costs for our deferred compensation plans, which are indexed to our share price.

R&D Expenses for 2011 were less than $0.1 million, consistent with the prior year.

Litigation Settlements for 2011 were $nil compared to a recovery of $0.4 million in 2010. The 2010 recovery reflects the settlements noted below;

•
On April 22, 2010, the Corporation reached a settlement with American Power Conversion Corporation (“APC”) regarding the Corporation’s previously announced litigation in connection with the Supply Agreement entitled “Hydrogenics Corporation v. American Power Conversion Corporation, Civil Action 09-11947.”  Under the terms of the settlement, APC paid the Corporation $1.2 million and both parties terminated all pending claims with regard to this matter.

•
On May 21, 2010, the Corporation entered into separate settlement agreements with each of Alpha Capital Anstalt (“Alpha”) and Iroquois Master Fund Ltd. (“Iroquois”), regarding previously disclosed litigation and disputes. Under the terms of each settlement agreement, the Corporation issued 100,000 common shares to each of Alpha and Iroquois on a private placement basis in the United States to settle their claims.  The total issuance of 200,000 common shares represented approximately 4.76% of the Corporation’s equity in aggregate at June 30, 2010.  The settlement contained no admission of wrongdoing by the Corporation, its officers and directors. Following the receipt of the advice of counsel, the Board of Directors unanimously approved the settlement and concluded the settlement to be in the best interests of the Corporation. This resulted in an $0.8 million charge to litigation settlements. Under the terms of each settlement agreement, Hydrogenics filed with the US Securities and Exchange Commission a registration statement on Form F-3 covering the resale of the 200,000 common shares issued to Alpha and Iroquois.

Other Finance Losses for 2011 were $0.3 million, compared to other finance gains of $2.4 million in 2010. This change is primarily the result of: (i) a $2.0 million change in the fair value of outstanding warrants driven by an increase in our share price; and (ii) a $0.8 million increase in the present value of repayable government contributions.

Segment Loss for 2011 was $6.0 million, an increase of $3.2 million compared to 2010 resulting from the decrease in other finance gains and the absence of $0.4 million of litigation settlement recoveries.

Financial Condition
A discussion of the significant changes in our consolidated balance sheets

As at December 31
(Thousands of US dollars)

			Change
	2011	2010	$	%
Cash, cash equivalents, restricted cash and short-term investments	$9,960	$8,989	971	11%
Trade and other receivables	4,151	5,603	(1,452)	(26)%
Inventories	9,315	8,376	939	11%
Trade and other payables	9,986	6,584	3,402	52%
Provisions	1,654	2,350	(696)	(30)%
Unearned revenue	5,144	3,751	1,393	37%
Warrants	1,525	1,252	273	22%
Other non-current liabilities	$1,979	$2,100	(121)	(6)%

Cash, cash equivalents and restricted cash were $10.0 million, an increase of $1.0 million or 11%. Refer to Item 5, Operating and Financial Review and Prospects - Liquidity and Capital Resources.

Trade and other receivables were $4.2 million, a decrease of $1.5 million or 26% reflecting earlier timing of delivery on orders, as well as increased progress payments, compared to December 31, 2010, resulting in a lower proportion of receivables remaining outstanding at December 31, 2011.

Inventories were $9.3 million, an increase of $0.9 million or 11% reflecting increased purchases and work-in-progress for orders scheduled for delivery in 2012.

Trade and other payables were $10.0 million, an increase of $3.4 million or 52% reflecting: (i) an increase in amounts payable for purchases of inventory; (ii) an increase in accrued payroll and related compensation; and (iii) an increase in liabilities for deferred compensation plans indexed to our share price.

Provisions were $1.7 million, a decrease of $0.7 million or 30% reflecting lower estimates of warranty expenses in our OnSite Generation business unit as a result of improved quality systems.

Unearned revenues were $5.1 million, an increase of $1.4 million or 37% reflecting deposits received on increased order bookings.

Warrants were $1.5 million, an increase of $0.3 million or 22% as a result of an increase in the fair value resulting from the increase in our share price.

Other non-current liabilities were $2.0 million at December 31, 2011 a decrease of $0.1 million or 6%. This decrease reflects: (i) a $0.4 million decrease in the value of our post-retirement benefit liability, resulting from changes in the actuarial assumptions surrounding the beneficiary; (ii) a $0.2 million decrease in the value of repayable government contributions discussed below; partially offset by (iii) a $0.5 million increase in long-term debt as a result of the loan agreement with the Province of Ontario’s Ministry of Economic Development, Strategic Jobs and Investment Fund.

Included in other non-current liabilities is $0.7 million to reflect the Corporation’s estimate of the fair value of the obligation owing to Industry Canada under the terms of a 2011 settlement agreement between the Corporation and Industry Canada.  Under the terms of the agreement, the Corporation agreed to pay up to CA$2.3 million in full and final settlement of all claims in connection with an agreement originally entered into in 1998 by Stuart Energy Systems Corporation (“Stuart Energy”), a wholly owned subsidiary of the Corporation until October 27, 2009, and Technologies Partnerships Canada, a program of Industry Canada. Pursuant to the settlement agreement, the Corporation will pay a total of CA$1.5 million to Industry Canada in quarterly installments, commencing January 2011 and continuing until September 2017. An additional payment of 3.0% of the net proceeds of all equity instrument financing transactions completed by the Corporation on or before September 30, 2017 or the sum of CA$0.8 million, whichever will be the lesser amount, will also be paid to Industry Canada.

Summary of Quarterly Results
A summary view of our quarterly financial performance

The following table highlights selected financial information for the eight consecutive quarters ended December 31, 2011.

(Thousands of US dollars - except per share amounts)
	2011				2010
Prepared under IFRS accounting standards	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenues	$7,632	$4,932	$3,881	$7,387	$5,805	$5,590	$2,809	$6,726
Gross Profit	2,071	883	1,159	1,375	1,966	1,440	842	1,178
Percentage of Revenues	27%	18%	30%	19%	34%	26%	30%	18%
EBITDA 1	(1,316)	(1,894)	(2,110)	(2,916)	(1,624)	(2,003)	(2,179)	(2,445)
Net Loss	(1,182)	(1,764)	(2,181)	(4,661)	(1,373)	(2,265)	(794)	(2,116)
Net Loss Per Share (Basic and Fully Diluted)	(0.18)	(0.27)	(0.36)	(0.85)	(0.25)	(0.51)	(0.18)	(0.51)
Weighted Average Common Shares Outstanding	6,605,491	6,604,249	5,999,347	5,494,230	5,488,630	4,420,201	4,293,087	4,124,203

In the first quarter of 2011, our net loss increased by $2.5 million ($0.34 per common share) compared to the first quarter of 2010 reflecting a $0.5 million increase in EBITDA loss attributable to increased revenues and gross profit which were more than offset by a $3.2 million increase in other finance losses  The change in other finance gains and losses net, reflects a $1.3 million loss incurred during the first quarter of 2011 resulting from an increase in the fair value of outstanding warrants, which can be settled in cash at the option of the holder.  The gain incurred during the first quarter of 2010 was primarily the result of a $1.5 million decrease in the fair value of outstanding warrants resulting from a decrease in the share price.

In the second quarter of 2011, our net loss increased by $1.4 million ($0.18 per common share) compared to the second quarter of 2010.  This increase primarily reflects the absence of $1.2 million in recoveries from a litigation settlement with APC discussed in Item 5, Operating and Financial Review and Prospects - Operating Results above.

In the third quarter of 2011, our net loss decreased by $0.5 million ($0.24 per common share) compared to the third quarter of 2010 primarily as a result of a $0.4 million decrease in the fair value of outstanding warrants.

In the fourth quarter of 2011, our net loss decreased by $0.2 million ($0.07 per common share) compared to the fourth quarter of 2010.   A discussion of the key items is as follows;

•	Revenues increased $1.8 million, or 31%, primarily reflecting increased revenues in our OnSite Generation business unit driven by order growth in industrial, fueling and renewable energy end markets.

•
Gross profit was $2.1 million (27% of revenues) compared to $2.0 million (34% of revenues), reflecting increased revenues in our OnSite Generation business partially offset by decreased gross margin as a percentage of revenue resulting from change in product mix.

______________
1 EBITDA is a Non-IFRS measure. See Item 5 – Operating and Financial Review and Prospects – Reconciliation and Definitions of non-GAAP measures.

•	SG&A expenses were $3.9 million, an increase of $1.1 million or 41% associated with increased overall commercial activities.

•
R&D expenses were a net recovery of $0.3 million, a decrease of $1.2 million or 133%.  This net recovery is primarily the result of $1.3 million of research and product development funding resulting from the receipt of the first disbursement under the loan agreement with the Province of Ontario’s Ministry of Economic Development, Strategic Jobs and Investment Fund. This disbursement was tied to qualified expenses which were incurred in previous quarters.

The information in this section of our annual report was obtained from our quarterly unaudited consolidated financial statements, which are denominated in US dollars and have been prepared in accordance with IFRS. This information is, in the opinion of management, prepared using accounting policies consistent with the audited consolidated financial statements and includes all adjustments necessary for the fair presentation of the results of the interim periods. We expect our operating results to vary significantly from quarter to quarter and they should not be relied on to predict future performance.

Reconciliation and Definition of Non-IFRS Measures
A description, calculation, and reconciliation of certain measures used by management

Non-IFRS financial measures, including earnings before interest, taxes, depreciation and amortization (“EBITDA”) and cash operating expenses are used by management to provide additional insight into our performance and financial condition. We believe these non-IFRS measures are an important part of the financial reporting process and are useful in communicating information that complements and supplements the consolidated financial statements. Accordingly, we are presenting EBITDA and cash operating expenses in this MD&A to enhance the usefulness of our MD&A. In accordance with Canadian Securities Administration Staff Notice 52-306, we have provided reconciliations of our non-IFRS financial measures to the most directly comparable IFRS number, disclosure of the purposes of the non-IFRS measure, and how the non-IFRS measure is used in managing the business.

Earnings Before Interest, Taxes, Depreciation and Amortization
We report EBITDA because it is a key measure used by management to evaluate the performance of business units and the Corporation. EBITDA is a measure commonly reported and widely used by investors as an indicator of a company’s operating performance and ability to incur and service debt, and as a valuation metric. The Corporation believes EBITDA assists investors in comparing a company’s performance on a consistent basis without regard to depreciation and amortization, which are non-cash in nature and can vary significantly depending on accounting methods or non-operating factors, such as historical cost.

EBITDA is not a calculation based on IFRS and should not be considered an alternative to operating income (loss) or net income (loss) in measuring the Corporation’s performance, nor should it be used as an exclusive measure of cash flow, because it does not consider the impact of working capital growth, capital expenditures, debt principal reductions and other sources and uses of cash, which are disclosed in the consolidated statements of cash flows. Investors should carefully consider the specific items included in our computation of EBITDA. While EBITDA has been disclosed herein to permit a more complete comparative analysis of the Corporation’s operating performance relative to other companies, investors should be cautioned that EBITDA, as reported by us, may not be comparable in all instances to EBITDA, as reported by other companies.

The following is a reconciliation of EBITDA with net loss. EBITDA is regularly reported to the chief operating decision maker and corresponds to the definition used in our historical quarterly discussions.

EBITDA
(Thousands of US dollars)
	2011	2010
Net loss	$(9,788)	$(6,548)
Finance loss (income)	510	(2,366)
Legal settlement	-	(437)
Depreciation of property, plant and equipment	880	899
Amortization of intangible assets	70	96
Other losses	92	102
Income tax expense	-	3
EBITDA	$(8,236)	$(8,251)

Cash Operating Costs

We report cash operating costs because it is a key measure used by management to measure the fixed operating costs required to operate the ongoing business units of the Corporation. The Corporation believes cash operating costs are a useful measure in assessing our fixed operating costs.

Cash operating costs is not based on IFRS and should not be considered an alternative to loss from operations in measuring the Corporation’s performance, nor should it be used as an exclusive measure of our operating costs because it does not consider certain stock-based compensation expenses, which are disclosed in the consolidated statements of operations. Investors should carefully consider the specific items included in our computation of cash operating costs. While cash operating costs were disclosed herein to permit a more complete comparative analysis of the Corporation’s cost structure relative to other companies, investors should be cautioned that cash operating costs as reported by us may not be comparable in all instances to cash operating costs as reported by other companies.

The following is a reconciliation of cash operating costs with loss from operations. Cash operating costs are regularly reported to the chief operating decision maker and correspond to the definition used in our historical quarterly discussions.

Cash operating costs
(Thousands of US dollars)
	2011	2010
Loss from operations	$9,278	$8,911
Add: Gross margin	5,488	5,426
Less: Other losses	(92)	(102)
Add: Litigation settlement	-	437
Less: Stock-based compensation	(1,425)	(243)
Less: Depreciation of property, plant and equipment	(880)	(899)
Less: Amortization of intangible assets	(70)	(96)
Cash operating costs	$12,299	$13,434

Impact of inflation

None.

Impact of Foreign Currency Fluctuations
For information regarding the impact of foreign currency fluctuations on our Company, see “Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources – Foreign Currency Risk” and “Note 4 – Risk Management Arising from Financial Instruments – Foreign Currency Risk” to our consolidated financial statements, which can be found on page F-46 of this form, and is incorporated by reference herein.  We currently have limited currency hedging through financial instruments. We carry a portion of our short-term investments in Canadian dollars and euros.

Governmental Policies
For information regarding the potential impact of changes in governmental policies on the Company, see “Item 3.  Key Information – Risk Factors – Risk Factors Related to Our Business and Industry.”

Liquidity and Capital Resources
A discussion of our cash flow, liquidity, credit facilities and other disclosures

The following section explains how we manage our cash and capital resources to carry out our strategy and deliver results.

Cash Used in Operating Activities
 (Thousands of US dollars)

	Years ended December 31		Favourable
	2011	2010	(Unfavourable)
Net Loss For the Year	$(9,788)	$(6,548)	$(3,240)	(49)%
Changes in Non-cash Working Capital	4,717	(3,050)	7,767	255
Other Items Not Affecting Cash	1,376	(416)	1,792	431
Cash Used in Operating Activities	$(3,695)	$(10,014)	$6,319	63%

Changes in cash used in operating activities in 2011 compared to 2010 are discussed below.

•	Net loss increased $3.2 million or 49% as described above in Item 5, Operating and Financial Review and Prospects - Operating Results.

•	Changes in non-cash working capital improved $7.8 million as described above Item 5, “Operating Review and Prospects - Financial Condition”.

•
Other items increased by $1.8 million or 431%. This increase is primarily the result of; (i) a $2.0 million increase in the fair value of outstanding warrants; (ii) a $0.8 million increase in the present value of repayable government contributions; partially offset by (iii) research and product development funding of $0.9 million resulting from the receipt of the first disbursement under the loan agreement with the Province of Ontario’s Ministry of Economic Development, Strategic Jobs and Investment Fund. The cash proceeds received (net of transaction costs) is disclosed in Cash Provided By (Used in) Investing Activities below.

At current operating levels, we anticipate consuming between $7.0 million and $10.0 million of cash in 2012 to fund our anticipated net losses, non-cash working capital requirements and capital expenditures.  In the event we are successful in securing orders in excess of our base case revenue outlook, our cash requirements may increase.

While our consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the discharge of liabilities during the normal course of operations and the continuation of operations for the foreseeable future, there are material uncertainties related to certain conditions and events that cast substantial doubt on the Corporation’s ability to continue as a going concern.

These events and conditions include the Corporation’s ability to generate profits and related positive operating cash flows, which requires the Corporation to increase its revenues. There are various uncertainties affecting the Corporation’s revenues, including the current market environment, the level of sales orders, the adoption of new technologies by customers, the continuing development of products by the Corporation, price competition, and the ability of customers to finance purchases.  In addition, the Corporation also requires additional funding in the form of debt or equity and there are uncertainties surrounding the Corporation’s ability to access additional capital, including the volatility in prevailing economic conditions in recent months and years.

The Corporation’s strategy to mitigate these risks and uncertainties is to execute a business plan aimed at increasing market penetration to achieve forecasted revenues, improve operating cash flows, continuing to invest in research and product development, entering into complementary markets, improving overall gross margins, and securing additional financing to fund its operations as needed.

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

Cash Provided By (Used in) Investing Activities
(Thousands of US dollars)
	2011	2010	Change
Cash Provided By (Used in) Investing Activities	$(1,976)	$467	$(2,443)	(523)%

Cash used by investing activities was $2.0 million in 2011, an increase of $2.4 million or 523% compared to cash provided by investing activities of $0.5 million in 2010. This increase is primarily the result of: (i) a $1.8 million increase in restricted cash; and (ii) a $0.5 million increase in capital expenditures.

Cash Provided By Financing Activities
(Thousands of US dollars)
	2011	2010	Change
Cash Provided By Financing Activities	$5,575	$8,269	$(2,694)	(33)%

Cash provided by financing activities was $5.6 million in 2011, a decrease of $2.7 million compared to 2010.  Cash provided by financing activities for 2011 reflects; (i) $4.6 million of net proceeds received from investments in common shares and exercise of warrants; (ii) $1.4 million of proceeds received from the first disbursement under the loan agreement with the Province of Ontario’s Ministry of Economic Development, Strategic Jobs and Investment Fund; partially offset by (iii) $0.3 million in repayments of government contributions; and (iv) $0.1 million in repayments of the post-retirement benefit liability.

Cash provided by financing activities was $8.3 million in 2010, reflecting net proceeds received from investments in common shares; $3.8 million from CommScope and $4.6 million from our registered direct equity offering with two institutional investors; partially offset by $0.1 million in repayments of the post-retirement benefit liability.

Credit Facilities

In order to better manage our short-term cash requirements, we regularly utilize a credit facility with Dexia Bank (“Dexia”), a Belgian based financial institution. At December 31, 2011, we had operating lines of credit for up to 5.5 million euros, or the US equivalent of $7.1 million (2010 - $4.7 million).

Pursuant to the terms of our credit facility, Hydrogenics Europe NV (the “Borrower”), a wholly owned Belgian-based subsidiary, may utilize the facility for the issuance of standby letters of credit and letters of guarantee up to 5.5 million euro. The Borrower may also borrow a maximum of 75% of the value of awarded sales contracts, approved by the Belgian financial institution, to a maximum of 1.5 million euro, provided sufficient room exists under the overall facility limit of 5.5 million euro. The Borrower may also borrow up to 0.5 million euro for general business purposes, provided sufficient limit exists as the overall facility remains at 5.5 million euro at December 31, 2011.The amount of the available lines of credit was reduced by 3.6 million euro, the amount of the outstanding standby letters of credit and letters of guarantee, issued under the facility by the Belgian financial institution. At December 31, 2011, our subsidiary had availability of 1.9 million euro or the US equivalent of $2.1 million (2010 - $4.1 million). Included within this limit was availability of 0.5 million euro under the general business purposes operating line of credit, and 1.4 million euro within the operating line of credit available for advances on awarded sales contracts. At December 31, 2011 and 2010, our subsidiary had no indebtedness on its lines of credit related to general business purposes with a limit of 0.5 million euro, nor had drawn upon the lines of credit based on the value of awarded sales contracts with a limit of 1.5 million euro.

The credit facility bears interest at a rate of EURIBOR plus 1.45% per annum and is secured by a 1.0 million euro secured first charge covering all assets of our subsidiary. The credit facility contains a negative pledge precluding our subsidiary from providing security over its assets to other third parties. Additionally, our subsidiary is required to maintain a solvency covenant of not less than 25% and ensure that its intercompany accounts with our parent corporation do not fall below a defined level. As at December 31, 2011, the solvency covenant was 27% (2010 - 45%). At December 31, 2011, our subsidiary was in compliance with these covenants.

In addition, we have operating lines of credit available to the parent company and a company within the Power Systems business unit totalling $0.7 million (2010 - $0.8 million). The amount of the available lines of credit is reduced by $0.5 million, the amount of the outstanding standby letters of credit and letters of guarantee, if any, issued from time to time by the financial institution. At December 31, 2011, the available lines of credit were $0.2 million (2010 - $0.1 million).

Other Loan Facilities

On September 28, 2011, we entered into a loan agreement with the Province of Ontario’s Ministry of Economic Development, Strategic Jobs and Investment Fund for funding up to CA$6.0 million. Each draw on the loan is calculated based on 50% of eligible costs to a maximum of CA$1.5 million per draw. Eligible costs must be incurred between October 1, 2010 and September 30, 2015. Other than the first disbursement, which was available immediately based on eligible costs incurred, there are certain conditions to be met in order to qualify for subsequent loan disbursements. These conditions differ for each disbursement and are dependent on the execution of certain commercial events. The conditions have not been met as of December 31, 2011 for further draws on this loan. The loan is collateralized by a general security agreement covering all of the assets of the Canadian operating entity (“Hydrogenics Corporation”). Additionally, Hydrogenics Corporation is required to maintain a minimum balance of cash and cash equivalents.  At December 31, 2011, Hydrogenics Corporation was in compliance with these covenants.

The maturity date of the loan is ten years from the date of the first disbursement. The loan will be interest-free for the first five years commencing on the first day of the month following the date of the first disbursement, if certain criteria are met, such as the retention and creation of a specified number of jobs. After this five-year period the loan will bear interest at a rate of 3.67%, if all criteria have been met, and will require repayment at a rate of 20% per year of the outstanding balance for the next five years. If the criteria are not met, the loan will bear interest at a rate of 5.67% per annum for the entire term of the loan.

During the year ended December 31, 2011, we drew down CA$1.5 million. The fair value of this loan at the date of measurement is calculated as the discounting of future repayments and interest payments from the estimated date of repayment to the measurement date. It was calculated to be $0.5 million at December 31, 2011. The difference between the fair value of the loan and the proceeds received has been recorded as research and product development funding.

Financial Instruments, Long-term Debt, Commitments and Contingent Off-balance Sheet Arrangements

The Corporation’s financial instruments and the nature of the risks, existing or potential, are as set out in the following table:
Risk
Market
Financial Instruments	Credit	Liquidity	Currency	Interest Rate
Cash and cash equivalents and restricted cash	X		X	X
Short-term investments	X		X	X
Trade and other receivables	X		X
Trade and other payables		X	X
Repayable government contributions and long-term debt		X	X

Credit risk

Credit risk arises from the potential that a counterparty will fail to perform its obligations. Credit risk associated with cash and cash equivalents, restricted cash and short-term investments is minimized by limiting net exposure to any one jurisdiction or financial institution and ensuring financial assets are placed for short periods of time, generally less than 90 days, with governments, well-capitalized financial institutions and other creditworthy counterparties. Ongoing reviews are performed by management to evaluate changes in the status of financial institutions and counterparties.

Credit risk associated with trade and other receivables is minimized by carrying out a detailed review and approval by senior management of credit extensions to customers taking into account customer history, any amounts that are past due and any available relevant information about the customers’ liquidity and potential going concern problems.  In addition, progress payments are generally required by customers as contracts are executed, which generally results in between 35% and 100% of a contract’s value being collected before shipments are made.  Where credit terms are extended beyond shipment, terms are generally not granted beyond 60 days. In addition, certain contracts are insured under an accounts receivable and contracts policy.  We also maintain provisions for potential credit losses. Any such losses to date have been insignificant.

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

Interest rate risk

Interest rate risk arises because of the fluctuation in market interest rates.  We are subject to interest rate risk on our cash and cash equivalents, restricted cash and short-term investments; however, we do not have any variable rate long-term debt and, hence, are not subject to interest rate risk from borrowings.

Liquidity risk

Liquidity risk arises from our general funding needs and in the management of our assets, liabilities and optimal capital structure. We manage liquidity risk to maintain sufficient liquid financial resources to fund our commitments and obligations in the most cost-effective manner possible.

We have sustained losses and negative cash flows from operations since our inception. At December 31, 2011, we had approximately $10.0 million of cash and cash equivalents and restricted cash. There are uncertainties related to the timing and use of our cash resources and working capital requirements. These uncertainties include, among other things, the timing and volume of commercial sales and associated gross margin of our existing products and the development of markets for, and customer acceptance of, new products.

Throughout 2012, we do not expect our operations to generate sufficient cash flow to fund our obligations as they come due. As such, these obligations will be funded out of existing and forecasted cash resources to the extent possible.

As a result of the expected use of our existing cash resources, we anticipate requiring additional funding to meet our anticipated obligations. Such funding may be in the form of debt or equity or a hybrid instrument, depending on the needs of the investor.  We are also pursuing additional traditional and non-traditional sources of financing. There is no assurance we will be successful in our financing efforts or that they will be sufficient.

Commitments

The following table of our material contractual obligations at December 31, 2011, sets forth the aggregate effect these obligations are expected to have on our cash flows for the periods indicated:

(Thousands of US dollars)
Payments due in	Operating Leases
2012	$833
2013	743
2014	243
2015 and thereafter	56
$1,875

We cannot be certain we have or will be able to raise sufficient capital to repay our short and long-term contractual obligations and maintain our planned levels of operations.

We do not have any material obligations under forward foreign exchange contract, guarantee contracts, retained or contingent interest in transferred assets, outstanding derivative instruments or non-consolidated variable interests.

Our treasury policy is to invest in high-yield monetary interest to maximize yield and safeguard capital to fund our operating requirements.

TREND INFORMATION

Current Market Environment

We are experiencing a willingness on the part of utilities and regulatory agencies to increase spending in the growing problem areas related to energy storage and grid stabilization. We also continue to witness governments in many jurisdictions showing a willingness to increase spending on alternative energy projects for the same purpose. We believe we are well positioned to benefit from government initiatives in Canada, the European Union and the United States. Recently, an increasd interest in our power-to-gas application and orders for energy storage and fueling stations in Europe and other geographies has signaled what we believe could be a significant increase in opportunities in the markets we serve.

In addition, our agreement with CommScope has provided the foundation for a strategic relationship dedicated to penetrating the large and growing market for telecom, AC and DC backup power systems. We have already worked closely with CommScope in India, North America and Europe, and both companies see strong potential demand for power modules that address opportunities within the significantly growing backup power markets around the globe. In that vein, we are developing a broader range of products at various power levels, aiming for more attractive solutions and better economies of scale for our customers.

In addition, over the past few years, the Corporation has taken significant steps to reduce operating and product costs, streamline its operations and enhances its consolidated financial position. In 2011, we closed the final two tranches of the agreement with CommScope for proceeds of $4.5 million and entered into a loan agreement with the Province of Ontario’s Ministry of Economic Development, Strategic Jobs and Investment Fund for up to CA$6.0 million.  At December 31, 2011, we maintain an order backlog of $29.1 million (December 31, 2010 - $17.1 million) spread across numerous geographical regions.

However, as a global corporation, we are subject to the risks arising from adverse changes in global economic conditions. Economic conditions in leading and emerging economies have been, and remain, unpredictable.  This could result in our current or potential customers delaying or reducing purchases. As we have witnessed in recent years, there is a threat of reduced sales of our products, longer sales cycles, slower adoption of new technologies and increased price competition.

Delivery Outlook
We operate in various markets and in this Form 20F, define the market in which we have a product offering, as a relevant market.  Our delivery outlook is segmented by relevant market and is subject to a number of factors that are within our control, such as product development and market engagement initiatives, as well as a number of factors beyond our control, such as macro economic conditions.  As part of our annual business planning cycle, we make a number of assumptions regarding delivery outlook in each of our relevant markets in order to best allocate our resources.

Set forth below is a summary assessment of those factors we anticipate will most significantly influence deliveries by relevant market as well as our anticipated level of deliveries by relevant market. We caution that readers should not place undue reliance on this assessment and refer to our forward-looking statement on page 1 of this Form 20F.

Relevant Market	Economic Activity in 2011	External and Corporate Specific Considerations	Anticipated Economic Activity in 2012
Industrial Gas	Revenues and orders delivered were higher than in 2010.	We expect the rebound from the economic slowdown will continue to improve. We anticipate higher revenues when the Russian market fully recovers.	We anticipate revenues and orders delivered will be higher than in 2011.
Hydrogen Fueling Stations	Revenues and orders delivered were higher than in 2010.
Governments, particularly in the European Union, continue to support programs to accelerate the use of hydrogen fueling stations, particularly in Germany. We are continuing to dedicate resources to secure additional business.
We anticipate revenues and orders delivered will be higher than in 2011.
Energy Storage, Power to Gas and Ancillary Services	Revenues and orders delivered were similar to 2010.
Energy storage is continuing to receive considerable attention throughout the world. We received several orders and witnessed a number of positive signs in this market in 2011. We believe this has the potential to become a compelling market segment in 2012. Accordingly, we continue to dedicate resources to this market in 2012.
We anticipate revenues and orders delivered will be higher than in 2011.
Backup Power	Revenues and orders delivered were lower than in 2010.
We continue to advance our relationship with CommScope, which we believe positions us well for these markets.  However, initial pilot deliveries have been lower than expected owing to product integration, certification and early customer uptake issues.
We anticipate revenues and orders delivered will be higher than in 2011.
Motive/Mobile Power	Revenues and orders delivered were lower than in 2010.	Our system integration capability is well respected by OEMs. We have made good progress in numerous motive markets and are well positioned to address market opportunities.	We anticipate revenues and orders delivered will be higher than in 2011.
Other Power Products	Progression and completion of anticipated milestones in custom projects.	Our expertise on custom engineering projects is well regarded by end-users. We continue to target custom engineering projects on a case by case basis.	We anticipate revenues and orders delivered will be higher than in 2011.

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

We anticipate our business will continue to benefit from several broad trends including: (i) high prices for oil and to a lesser extent natural gas in certain jurisdictions; (ii) increased government legislation and programs worldwide promoting alternative energy sources such as synthetic fuels, including hydrogen; (iii) increased awareness of the adverse impact of fossil fuels on our climate and environment; and (iv) the need for industrialized economies to access alternative sources of energy to reduce fossil fuel dependency.  We anticipate these trends will continue and intensify in the future, allowing the benefits of hydrogen to be further demonstrated in numerous applications. In particular, hydrogen can be generated universally from renewable power sources such as hydroelectric, geothermal, solar and wind or from low-emission sources such as biomass and nuclear.  These industry trends are discussed below.

High prices for oil and natural gas. In recent years, oil and to a lesser extent natural gas prices; in certain jurisdictions; have increased and it is anticipated that the general trend of prices will continue to rise over the long-term due to increased demand from emerging market economies such as China and India, localized supply constraints and political instability in oil producing areas.  As the cost of these commodities increases relative to the price of electricity, our electrolysis based on-site hydrogen generation products stand to become more cost competitive with other forms of hydrogen production and delivery, thereby increasing on-site generation market share.  Similarly, we expect the higher efficiency of fuel cells will make them increasingly appealing relative to conventional internal combustion engines.

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

The European Union has set a series of demanding climate and energy targets to be met by 2020, known as the "20-20-20" targets. The targets are i) a reduction in EU greenhouse gas emissions of at least 20% below 1990 levels ii) to have 20% of EU energy consumption to come from renewable resources and iii) a 20% reduction in primary energy use compared with projected levels, to be achieved by improving energy efficiency. One of the significant results of these targets are that a significant amount of vehicles using diesel and gasoline fuels in the road transportation sector will be replaced with vehicles that use natural gas and hydrogen by 2020. European efforts include the European Commission (“EC”) establishing a platform to bring hydrogen and fuel cells to market and a proposed Joint Technology Initiative for public-private partnership.  The EC’s 6th Framework Programme is currently providing $2.2 billion over five years for hydrogen and fuel cell initiatives under the European Hydrogen and Fuel Cell Technology Platform.  As well, the EC has announced spending of approximately 1 billion euros per year between 2007 and 2013 as part of a European Strategic Energy Technology Plan tied to a proposed new energy policy for Europe. Hydrogen and fuel cells are included in that plan.

Additionally, several Asian countries are responding to environmental, energy, security and socio-economic concerns by introducing legislation and initiatives to promote hydrogen and fuel cell technologies.  Japan, Korea, India and China continue to invest significantly in the development and commercialization of hydrogen and fuel cells.

Increased awareness of the adverse impact of fossil fuels on our climate, environment and air quality.  Governments worldwide continue to enact legislation aimed at curtailing the impact of fossil fuels on the environment. In addition to well established protocols such as the Kyoto Accord and the Canada Clean Air Act there have been recent initiatives in various jurisdictions which continue to reinforce that the impact of fossil fuels on the environment must be reduced. In 2012 the EU brought out its airline carbon tax and enacted legislation requiring airlines to pay a carbon emissions charge for all flights landing in the EU based on the amount of carbon emitted from the time   in India all telecom companies have been mandated to ensure that that at least 50% of all rural towers and 20% of the urban towers are powered by hybrid power by 2015. Further 75% of rural towers and 33% of urban towers are to be powered by hybrid power by 2020.decree forcing all telecom operators in the country to reduce their use of fossil fuel power for telecom towers by 50%.

The need for industrialized economies to access alternative sources of energy to reduce their dependency on fossil fuels. Many industrialized nations, including some of the fastest growing economies, import most of the fossil fuels consumed in their respective economies. This creates a dependency on external sources and exposes them to significant trade imbalances. In addition, the earthquake and resulting tsunami in Japan has caused many governments to consider reducing dependency on nuclear power plants and consider alternative power sources such as hydrogen.

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

The above noted factors have lead to increased interest from progressive electric power and gas utilities throughout the world seeking a robust and cost-effective solution for renewable and excess energy storage and the provision of ancillary services such as grid balancing and load profiling.

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

We have entered into indemnification agreements with our current and former directors and officers to indemnify them, to the extent permitted by law, against any and all charges, costs, expenses, and amounts paid in settlement and damages incurred as a result of any lawsuit or any other judicial, administrative or investigative proceeding in which they are involved as a result of their services. Any such indemnification claims will be subject to any statutory or other legal limitation periods. The nature of the indemnification agreements prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay to counterparties. We have purchased directors’ and officers’ liability insurance. No amount has been recorded in the consolidated financial statements with respect to these indemnification agreements, as we are not aware of any claims.

In the normal course of operations, we may provide indemnification agreements, other than those listed above, to counterparties that would require us to compensate them for costs incurred as a result of changes in laws and regulations or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary. The nature of the indemnification agreements prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay to counterparties. No amount has been recorded in the consolidated financial statements with respect to these indemnification agreements as we are not aware of any claims.

As of December 31, 2011	Payments due by period
(Thousands of US dollars)
		Less than	1 – 3		More than
Contractual Obligations	Total	1 year	years	3 - 5 years	5 years
Long-Term Debt Obligations	3,272	449	183	785	1,855
Capital (Finance) Lease Obligations	-	-	-	-	-
Operating Lease Obligations	1,875	833	1,039	3	-
Purchase Obligations	-	-	-	-	-
Other Long-Term Liabilities Reflected on the Company’s Balance Sheet under the GAAP of the primary financial statements	-	-	-	-	-
Total	5,147	1,282	1,222	788	1,855

We have never declared or paid any cash dividends on our common shares.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

Directors
The following table sets forth information with respect to our directors as of March 27, 2012:

Name and Province or State and Country of Residence	Title	Director or Executive Officer Since
Douglas Alexander (1) Ontario, Canada	Chairman of our Board of Directors	2006

Michael Cardiff (1) (2) Ontario, Canada	Director	2007

Joseph Cargnelli Ontario, Canada	Chief Technology Officer and Director	1996

Henry J. Gnacke(3) Michigan, U.S.A.	Director	2008

Norman M. Seagram (1) (4) Ontario, Canada	Director	2000

Daryl Wilson Ontario, Canada	President and Chief Executive Officer and Director	2006

1.	Member of the Audit Committee and the Human Resources and Corporate Governance Committee.
2.	Chairman of the Human Resources and Corporate Governance Committee.
3.	Member of the Human Resources and Corporate Governance Committee.
4.	Chairman of the Audit Committee.

Each director will hold office until the next annual and special meeting of shareholders, or until his successor is duly elected or appointed.

Douglas S. Alexander, Chairman of our Board of Directors.  Mr. Alexander joined our Board of Directors in May 2006 and has served as Chairman of our Board of Directors since May 2009. Mr. Alexander is a Director and member of the Audit Committee of Critical Outcome Technologies Inc., Biorem Inc. and Equitable Life Insurance Company and has served as the Chief Financial Officer of various Canadian public companies for 15 years. Mr. Alexander was formerly lead director and chair of the Audit

Committee of Saxon Financial Inc. Mr. Alexander served as a director of Stuart Energy from 2003 to January 2005. From 1999 to 2004, Mr. Alexander was Executive Vice President and Chief Financial Officer of Trojan Technologies Inc., an international environmental high technology company. Mr. Alexander’s financial expertise and corporate experience including direct responsibility for the Human Resource function while at Trojan Technologies Inc., in addition to his extensive knowledge of the business, assist him in assessing appropriate executive compensation based on the Corporation’s performance. Mr. Alexander is a Chartered Accountant and is a member of the Institute of Chartered Accountants in Scotland and Ontario.  He is also a Chartered Director, having graduated from the Director’s College, a joint venture between McMaster University and the Conference Board of Canada.  Mr. Alexander resides in Ontario, Canada.

Michael Cardiff, Director.  Mr. Cardiff joined our Board of Directors in November 2007. Currently, Mr. Cardiff is currently the Chief Operating Officer of SAP Canada. Prior to holding that position, Mr. Cardiff held numerous senior positions in a number of technology companies including large multinationals such as EDS and IBM as well as startup companies such as Fincentric, Convergent Technologies, Tandem, and Stratus Computer. Mr. Cardiff is currently a director of Medic Alert. Mr. Cardiff has also served as a director of Burntsand Inc., Descartes Systems Group, Husky Injection Molding Systems, Solcorp, Visible Genetics, Spectra Security Software Visible Decisions and the Toronto Film Festival, Roy Thomson Hall.  Mr. Cardiff has a strong base of experience in executive compensation and the experience necessary to guide the Human Resource and Corporate Governance Committee on its compensation policies and practices.  Mr. Cardiff has received many awards including “A Canadian Export Life Time Achievement Award.” In 1998, Mr. Cardiff was named one of Canada’s “Top 40 Under 40,” recognizing him as one of the nation’s most successful young leaders. Mr. Cardiff is a member of, and holds the ICD.d designation from the Institute of Corporate Directors. Mr. Cardiff resides in Ontario, Canada.

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

Henry J. Gnacke, Director.  Mr. Gnacke joined our Board of Directors in May 2008. Mr. Gnacke is a Director at  Variety Foods Services Inc. He is also a senior advisor to Mobias Motors and is currently a Senior Director at OHorizons LLC., a corporate advisory firm, specializing in acquisitions and operations in the Automotive sector. Formerly, Mr. Gnacke was the Executive Director, Global Purchasing Supply Chain at General Motors Corporation. He was responsible for Alternative Propulsion Technologies and specifically Fuel Cell propulsion and storage systems. Mr. Gnacke has over 30 years of experience and has held numerous positions at General Motors Corporation, including several international assignments in the Middle East, Asia and Europe. As a senior representative of General Motors Corporation, Mr. Gnacke is well positioned to provide guidance in making compensation related decisions. Mr. Gnacke is the nominee of General Motors Corporation in connection with our strategic alliance with General Motors Corporation. Mr. Gnacke is a Chartered Director (C.Dir), having graduated from Director’s College in 2012. Mr. Gnacke resides in Michigan, U.S.A.

Norman M. Seagram, Director.  Mr. Seagram has served as Chairman of our Board of Directors from July 2000 to December 2006, as Lead Director from January 2007 to September of that year, and subsequently as Chairman until May 2009. Mr. Seagram was President of Sportsco International LP (SkyDome) from February 2001 to March 2003.  From September 1996 to May 1997, Mr. Seagram was President and Chief Executive Officer of Molson Inc. (now Molson Coors), a company he had previously served for 24 years in a variety of senior management positions.  From October 1992 to August 1996, Mr. Seagram was Chairman and Chief Executive Officer of Air Liquide Canada, Inc., a producer of industrial gases.  Mr. Seagram is Chairman of the Toronto Symphony Foundation, a trustee of Trinity College School and the Toronto Symphony Foundation, and he is a director of Harbourfront Foundation.  He has served on the advisory board of the Faculty of Applied Science and Engineering, University of Toronto and INSEAD, Fontainebleau, France. He is a former director of the Toronto Economic Development Corporation

(TEDCO).  In these roles, Mr. Seagram has been involved in the management and development of multi-disciplinary teams, including the determination and assessment of appropriate employee compensation. Mr. Seagram resides in Ontario, Canada.

Daryl Wilson, President and Chief Executive Officer and Director. Mr. Wilson was appointed President and Chief Executive Officer in December 2006. Prior to joining Hydrogenics, Mr. Wilson held senior leadership positions at Royal Group Technologies Inc., ZENON Environmental Inc., TOYOTA and DOFASCO Inc. Mr. Wilson is a Director of ATS Automation Tooling Systems Inc. In 1990, Mr. Wilson earned an MBA from McMaster University in Operations Management/Management Science. Mr. Wilson is a Professional engineer and holds a Bachelor’s degree in Chemical Engineering from the University of Toronto. Mr. Wilson is a Chartered Director (C.Dir), having graduated in 2009 from Director’s College. Mr. Wilson resides in Ontario, Canada.

Executive Officers
The following table sets forth information with respect to our executive officers as of March 27, 2011:

Name and Province or State and Country of Residence	Title	Director or Executive Officer Since
Joseph Cargnelli Ontario, Canada	Chief Technology Officer and Director	1996

Daryl Wilson Ontario, Canada	President and Chief Executive Officer and Director	2006

Jennifer Barber(1) Ontario, Canada	Chief Financial Officer and Corporate Secretary	2011(1)

Wido Westbroek Ontario, Canada	Vice President Sales and Marketing	2011(3)

Filip Smeets Hasselt, Belgium	General Manager, OnSite Generation	2011

Lawrence E. Davis(2) Ontario, Canada	Former Chief Financial Officer and Corporate Secretary	2005

-------------------------

(1)	Prior to Ms. Barber’s appointment as Chief Financial Officer and Corporate Secretary, she was the Vice-President, Finance and Corporate Controller of the Company, a position she held since May 2005.

(2)	Mr. Davis resigned as Chief Financial Officer and Corporate Secretary of the Company effective July 29, 2011.

(3)	Prior to Mr. Westbroek’s appointment as Vice President Sales and Marketing, he was the Vice President and General Manager, OnSite Generation

Jennifer Barber, Chief Financial Officer and Corporate Secretary. Ms. Barber joined us through our acquisition of Stuart Energy in January 2005 and was appointed to the position of Vice President Finance and Corporate Controller in May 2005. Since taking on this position, Ms. Barber has led the finance team through a full range of financial consolidations arising from the acquisition, with the added responsibility of integrating Sarbanes-Oxley requirements into all of our financial processes and procedures. Ms. Barber was appointed Chief Financial Officer and Corporate Secretary of the Company effective July 29, 2011. Hired by Stuart Energy in 2001, Ms. Barber served as Director, Corporate Finance from 2003 onward, and prior to that as Controller. She was employed from 1997 to 2001 by PricewaterhouseCoopers LLP. Ms. Barber received Institute of Chartered Accountant accreditation in 2000.

Wido Westbroek, Vice President Sales and Marketing. Mr. Westbroek joined us in 2006 as Vice President, Operations of the Belgium OnSite Generation business and subsequently appointed as Vice President and General Manager for Hydrogenics Europe n.v. in 2007.  Mr. Westbroek was appointed to his current position effective August 1st, 2011. His former career, spanning 18 years, was with Powerlasers, a developer and manufacturer of unique laser welding technology and a maker of auto parts for major automotive OEMs based in Canada and the U.S. Mr. Westbroek received his Bachelor of Science in Physics at the University of Waterloo in Ontario.

Filip Smeets, General Manager, OnSite Generation. Mr. Smeets joined us in 2011 as General Manager of the Belgian based OnSite Generation business. Mr. Smeets was previously a General Manager with Cabot Corporation, a global performance materials company, headquartered in Boston, Massachusetts USA. During his 12 years tenure at Cabot Corporation, Mr. Smeets held increasingly responsible positions in marketing and business leadership. Mr. Smeets received his Master's degree in Chemistry from the University of Antwerp, located in Belgium.

Lawrence E. Davis, Former Chief Financial Officer and Corporate Secretary. Mr. Davis served as our Chief Financial Officer since April 1, 2005. Mr. Davis has over 20 years of financial and operational experience. He has been a Chartered Accountant since 1987. From 1999 to 2003, Mr. Davis was the Chief Financial Officer of GDI Global Data Inc., a wireless data services company. Mr. Davis also acted as the President of Saturn Capital Corporation, a merchant bank that advises, invests in and assumes senior management positions for high growth businesses from 1997 until 1999. From 1987 to 1997, Mr. Davis served as a Vice President for PricewaterhouseCoopers LLP and he previously worked for two years with Ernst & Young. Mr. Davis resigned from the Company effective July 29, 2011.

For information regarding the backgrounds of Mr. Cargnelli and Mr. Wilson, see “Directors” above.

COMPENSATION

As the Company reports its financial results in US dollars, the following discussion is prepared showing US dollars, except as otherwise noted, notwithstanding that the currencies in which our President and Chief Executive Officer, our Chief Financial Officer and our three most highly compensated executives, other than the President and Chief Executive Officer and Chief Financial Officer (collectively, the “Named Executive Officers”) are paid in Canadian dollars and euro. The average exchange rates for the year ended December 31, 2011, for the purposes of the following disclosure, are US$1 = CA $0.98, and US$1 = 0.72 euro.

The following compensation discussion and analysis is intended to supplement the more detailed information concerning compensation of executive officers and directors that appears in the tables that follow. Our goal is to provide a better understanding of our compensation practices and decisions made concerning the compensation payable to our executive officers and directors for 2011.

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

The Company also offers all employees and Named Executive Officers certain benefits, such as short-term disability income benefits, long-term disability income benefits, healthcare, dental care, survivor benefits, dependent coverage, employee life insurance, dependent life insurance, accidental death, dismemberment and specific loss insurance, which form an integral part of the total compensation offered by the Company.

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

For 2011, the target bonuses were equal to 50% for each of President and Chief Executive Officer, Chief Financial Officer and Corporate Secretary, Chief Technology Officer and Vice President Sales and Marketing, and up to 35,000 euro for the General Manager, OnSite Generation.

Long-term Incentives
Long-term compensation is designed to focus executives’ attention on the long-term interests of the Company and its shareholders, and consists of two elements for our executive officers: Stock Option Plan – pursuant to which we grant options to certain employees and officers to purchase Shares at a fixed price; and Restricted Share Units (“RSUs”) Plan – pursuant to which we grant certain executive officers RSUs, representing the cash equivalent of Shares, subject to the vesting, forfeiture and other restrictions as the Board of Directors may determine.

Together, we believe these stock options and RSUs link the executives’ long-term compensation directly to the appreciation in the price of our Shares and align the interests of executives with the interests of shareholders.

Stock Options
Our stock option plan allows the Human Resources and Corporate Governance Committee to grant directors, officers, eligible employees and consultants of the Company options to acquire Shares. The purposes of the stock option plan are to attract, retain and motivate key members of our team, to align incentives with the results realized by shareholders and to provide competitive compensation arrangements that reward the creation of shareholder value over the long-term.

The stock option plan provides that options will expire no later than ten years from the grant date or, if that date occurs during a blackout period or other period during which an insider is prohibited from trading in our securities by our insider trading policy, ten business days after the period ends, subject to certain exceptions. Options will have an exercise price per share of not less than the closing price of the Shares on the Toronto Stock Exchange (“TSX”) on the trading day before the option is granted. Unless otherwise specified in a particular option agreement, options granted under this plan will vest over three years with one-third of the option grant vesting each year.

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

The aggregate number of Shares reserved for issuance pursuant to options granted to insiders under the stock option plan  and all other compensation arrangements cannot exceed 10% of the outstanding Shares at any time. Further, within any one-year period, insiders may not, in the aggregate, be issued under the stock option plan and all other security based compensation arrangements a number of Shares that exceeds 10% of the outstanding issue and no individual insider may be issued a number of Shares that exceeds 5% of the outstanding issue.

Shareholder approval is required for the following amendments to the stock option plan: (i) increasing the number of Shares reserved for issuance under the stock option plan; (ii) reducing the exercise price of an option, except appropriate reductions in connection with a subdivision or consolidation of Shares or payment of a stock dividend or an amalgamation, combination or other reorganization involving the Company; (iii) extending the term of an option beyond the expiry date or beyond ten years from its grant date (except the automatic extension where the expiry date would have occurred within a blackout period of the Company); (iv) extending the participation of non-employee directors and non-consultants in the stock option plan; (v) permitting options to be transferred other than by testate or intestate succession; (vi) permitting the addition or modification of a cashless exercise feature, payable in cash or Shares, unless it provides for a full deduction of the number of underlying Shares from the stock option plan reserve; (vii) permitting awards, other than options, to be made under the stock option plan; or (viii) pursuant to the Company’s by-laws or the rules or policies of any exchange, that require shareholder approval.

Currently there are 535,142 Shares reserved for issuance under the stock option plan representing approximately 8.1% of the total number of issued and outstanding Shares.

On January 18, 2011, in light of the desire to make a greater amount of stock options available for non-executive officers and having regard for the limited level of stock options available for granting, the Corporation’s named executive officers voluntarily surrendered all 157,596 stock options previously held by them. As at April 1, 2012, the Company had 350,936 stock options outstanding. As of April 1, 2012, 350,936 stock options remain available for grant, representing approximately 5.3% of the total number of issued and outstanding Shares. Since the stock option plan was adopted, options exercised resulted in the issuance of 133,309 Shares as of April 1, 2012.

If an option holder’s employment or term as a director or consultant ceases as a result of the option holder’s death, retirement or disability or because of the sale of the Company that employs the option holder, or to which the option holder is a director or consultant, all options vest immediately and may be exercised for 180 days (or, if earlier, to the end of the term). If an option holder’s employment or term as a director or consultant is terminated without cause the option holder’s options, that are vested or that would otherwise have vested within the reasonable or contractual notice period, may be exercised for 90 days (or, if earlier, to the end of the term). If an option holder’s employment or term as a director or consultant is terminated by voluntary resignation, vested options may be exercised for 90 days (or, if earlier, to the end of the term), and unvested options are cancelled. If an option holder’s employment or term as a director or consultant is terminated for cause, all options are immediately cancelled. Notwithstanding the foregoing, but subject to applicable securities laws, the Board of Directors may, at its discretion, permit the exercise of any or all options held by an option holder in the manner and on the terms authorized by the Board; provided the Board may not authorize the exercise of an option beyond ten years from the date of grant, excluding any automatic extension for an expiry date that falls in a blackout period.

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

The RSU Plan provides for grants of RSUs to certain employees (each a ‘‘participant’’) of the Company and its affiliates. In determining the number of RSUs to be granted, the Human Resources and Corporate Governance Committee may take into account such milestones and criteria as it may determine at the time of grant. An RSU is a right to receive a cash payment based on the value of a Share, subject to the vesting, forfeiture and other restrictions the Board of Directors may determine. RSUs are credited to an account in the name of the participant. If a dividend is paid on Shares, each participant’s RSU account is credited with additional RSUs (a ‘‘dividend RSU’’) equal to a fraction where the numerator is the product of: (i) the number of RSUs credited to the participant on the date the dividends are paid, and (ii) the dividend paid per Share, and the denominator is the closing price per Share on the TSX on the last trading day on which the Shares were traded preceding the date on which dividends are paid.

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

If a participant dies, retires or his or her employment is terminated by the Company without cause or for disability or because of the sale of the Company that employs the participant, or to which the participant is a director or consultant, then a pro rata portion of unvested RSUs credited to the participant will vest and be redeemed. If the employment of a participant is terminated by resignation of the participant, the participant forfeits all rights to unvested RSUs. If the employment of a participant is terminated for cause, that participant forfeits all rights to vested and unvested RSUs. The Board of Directors may accelerate the vesting of RSUs in connection with a change of control.

RSUs are non-assignable. The Board of Directors determines which employees will be granted RSUs, the time or times when RSUs will be granted; the number of RSUs to be granted; and the date or dates on which RSUs will vest. The Human Resources and Corporate Governance Committee administers the RSU Plan.

The Board may from time to time amend or suspend the RSU Plan, in whole or in part, and may at any time terminate the RSU Plan without prior notice. However, except as expressly set forth in the RSU Plan, no such amendment, suspension, or termination may adversely affect the RSUs previously granted to a participant without the consent of the affected participant.

Adoption of Omnibus Incentive Plan
On March 27, 2012, the Board of Directors adopted, subject to the approval of the Company’s shareholders at the annual and special meeting of shareholders to be held on May 9, 2012, the Hydrogenics Corporation Omnibus Incentive Plan (the “Omnibus Plan”). The Omnibus Plan permits the grant of stock options and RSUs and performance share units (“PSUs” and together with RSUs, “Share Units”) settled in Shares. The RSUs granted to participants under the Omnibus Plan are distinct from the restricted share units granted under the current restricted share unit plan of the Company as, among other things, the restricted share units granted under the restricted share unit plan are settled in cash and RSUs granted under the Omnibus Plan are settled in Shares.

Upon approval of the Omnibus Incentive Plan by the shareholders, the existing stock option plan will be superceded by the Omnibus Incentive Plan and no further grants or awards will be made under such plan. However, the stock option plan will continue in effect after approval of the Omnibus Incentive Plan for so long as and solely to the extent necessary to administer previously-granted awards that remain outstanding under such plan. If the Omnibus Incentive Plan is not approved by the shareholders, the stock option plan will remain in effect according to its terms and the Company may continue to make stock option awards under such plan.

The material features of the Omnibus Plan are summarized below.

Administration
The Omnibus Plan is administered by the Board of Directors of the Company. The Board will determine which directors, officers, eligible employees or consultants of the Company or its affiliates are eligible to receive awards under the Omnibus Plan. In addition, the Board will interpret the Omnibus Plan and may adopt, amend or rescind any administrative rules, regulations, procedures and guidelines relating to the Omnibus Plan or any awards granted under the Omnibus Plan, as it deems appropriate.

Except as otherwise required by law, the Board may, from time to time, delegate powers conferred on the Board under the Omnibus Plan to the Human Resources and Corporate Governance Committee (or such other committee as the Board determines necessary, from time to time). In such event, the Human Resources and Corporate Governance Committee will exercise the powers delegated to it by the Board in the manner and on such terms authorized by the Board, and all decisions made, or actions taken, by the

Human Resources and Corporate Governance Committee arising in connection with the administration of the Omnibus Plan within its authority are final, conclusive and binding.

Eligibility
All employees and directors of the Company or its designated affiliates are eligible to participate in the Omnibus Plan. In addition, subject to applicable laws, the Board may determine, it its discretion, which consultants are eligible to participate in the Omnibus Plan. However, RSUs and PSUs may not be granted to directors of the Company or its designated affiliates.

Shares Subject to the Omnibus Plan and Limitation on Awards
A maximum of 660,564 Shares are available for issuance and granting of awards under the Omnibus Plan, representing 10% of the Company’s issued and outstanding Shares on the date hereof. The Omnibus Plan is also subject to the following limitations: (i) no more than 10% of the Company’s outstanding Shares may be issued under the Omnibus Plan or pursuant to any other security-based compensation arrangements of the Company during any one year period; (ii) no more than 5% of the Company’s outstanding Shares may be issued under the Omnibus Plan or pursuant to any other security-based compensation arrangements of the Company to any one person; and (iii) no more than 10% of the Company’s outstanding Shares may be issued to insiders under the Omnibus Plan or under any other security-based compensation arrangements of the Company within any one year period or be issuable to insiders at any time. In addition, with respect to stock options, no more than 1% of the Company’s outstanding Shares during the term of the Omnibus Plan may be granted to directors, in the aggregate, and the annual value of stock options granted to directors cannot exceed $100,000 per director.

With respect to awards made under the Omnibus Plan, if for any reason Shares subject to issuance on the exercise of stock options granted under the Omnibus Plan are not issued, or are re-acquired by the Company, such Shares will become available for additional grants under the Omnibus Plan. If any RSUs or PSUs granted under the Omnibus Plan expire, terminate or are cancelled for any reason without being settled in the form of Shares issued from treasury, such Shares will become available for additional grants under the Omnibus Plan.

Types of Awards
Awards under the Omnibus Plan include stock options, RSUs and PSUs. These awards are discussed in more detail below.

Stock Options: The Board may grant stock options to any participant under the Omnibus Plan at any time. The exercise price for stock options will be determined by the Board, but may not be less than the fair market value of a Share (being the closing price of Shares on the TSX on the last trading day on which the Company’s Shares were traded occurring immediately prior to the applicable date, or if the Shares are not then traded on the TSX, as determined by the Board in its discretion) (the “Market Value”) on the date the stock option is granted, except in circumstances where the stock option is granted in exchange for another stock option, subject to TSX approval if required.

Stock options will vest and become exercisable as to one third of the stock option on each of the anniversary of the date of grant for the three years following the date of grant, unless otherwise specified in such participant’s option agreement.

Stock options must be exercised within a period fixed by the Board that may not exceed ten years from the date of grant, except in a case where the expiry period falls during a blackout period, in which case the expiry period will be automatically extended until ten business days after the end of the blackout period. The Omnibus Plan also provides for earlier termination of stock options on the occurrence of certain events, including but not limited to, termination of a participant’s employment.

Share Units: The Board may grant Share Units to any participant (other than directors) under the Omnibus Plan at any time. The terms and conditions of grants of Share Units, including the quantity, type of award, award date, vesting conditions, applicable vesting periods and other terms and conditions with respect to the award, as determined by the Board, will be set out in such participant’s RSU agreement or PSU agreement, as applicable.

Accounts will be maintained for each participant and each notional grant of Share Units, as granted to such participant from time to time, will be credited to such participant’s account. Share Units that fail to vest with respect to a participant, or that are paid out to the participant are cancelled and will be removed from such participant’s account.

Upon the vesting and settlement of a Share Unit, the number of Shares covered by the Share Unit will be issued from treasury by the Company as fully paid non-assessable Shares, valued at not less than fair market as at the date of issuance (the “Issue Date”). On an Issue Date with respect to a Share Unit,  the Company, with the approval of the Board, may elect to pay an amount in cash equal to the aggregate Market Value of the Shares to be issued in place of issuing to the participant Shares under the Share Unit.

In the case of PSUs, if the performance-related conditions in respect of the vesting of Share Units determined by the Board at the time of granting the award (the “Performance Vesting Conditions”) with respect to a fiscal year are not met during such fiscal year (the “Shortfall Year”), the PSUs which were scheduled to vest at the end of such Shortfall Year may vest in future years, so long as in such subsequent year the Performance Vesting Conditions for such subsequent year are equal to or greater than the cumulative aggregate Performance Vesting Conditions for the Shortfall Year and subsequent year. Performance Vesting Conditions may include but are not limited to, financial or operational performance of the Company, total shareholder return, individual performance criteria or otherwise, which may be measured over a specified period.

Awards Granted Under the Plan
As of the date hereof, no specific awards have been granted or are contemplated under the Omnibus Plan.  In addition, the exact types and amounts of any future awards to be made to any eligible participants pursuant to the Omnibus Plan are not presently determinable.  As a result of the discretionary nature of the Omnibus Plan, it is not possible to state who the participants in the Omnibus Plan will be in the future or the number of Options, RSUs or PSUs to be received by a person or group.

Termination of Employment
Unless otherwise permitted by the Board, upon the resignation of a participant as an employee, director or consultant from the Company or a designated affiliate, all rights, title and interest in awards that are unvested on the date notice of resignation is delivered to the Company will be forfeited. Stock options that have vested as of the date notice of resignation is delivered to the Company may be exercised until the earlier of (i) the end of the exercise period and (ii) 90 days after the date notice of resignation is delivered to the Company, after which time all stock options expire.

Unless otherwise permitted by the Board, upon termination of a participant’s employment or service with the Company or a designated affiliate for cause, all rights, title and interest in all the participant’s awards granted under the Omnibus Plan, whether vested or unvested at the date of termination, will be forfeited.

Unless otherwise permitted by the Board, upon termination of a participant’s employment or service with the Company or a designated affiliate without cause or such participant resigns because he or she has been constructively dismissed: (i) all of the participant’s stock options which have vested or would have vested during the period of contractual or reasonable notice of termination may be exercised until the earlier of the expiry date of such stock options or 90 days after the date of termination, after which all stock options expire (ii) a participant’s RSUs that have not vested will vest, subject to the Board’s approval, on the basis of a pro rata portion of the participant’s RSUs that are scheduled to vest on the next scheduled vesting date set forth in such participant’s RSU agreement, based on the number of days that have elapsed between the date on which the award was granted and the date of termination, and such RSUs will be settled on the next scheduled vesting date set forth in the participant’s RSU agreement; and (iii) a participant’s PSUs that have not vested will vest in the normal course for a period of 90 days extending from the end of the fiscal year in which the date of termination occurred (the “90 Day Period”). Subject to the Board’s approval, any PSUs which do not vest in the normal course during the 90 Day Period will vest pro rata upon the date of termination to take into account only the period that has elapsed between the date the award was granted and the date of termination, provided that the Performance Vesting Conditions are satisfied in respect of the period in which termination of employment occurs.

Unless otherwise permitted by the Board, upon a participant’s cessation of employment or service with the Company or a designated affiliate as a result of death, disability or retirement of the participant, all of the participant’s stock options will vest immediately prior to the date of termination and the participant (or his or her legal representatives, as applicable) may exercise such stock options for 180 days following the date of termination, after which time all stock options expire. RSUs and PSUs will be treated in the same manner as when a participant is terminated without cause.

Adjustments
In the event of (i) any change in the Company’s capital structure, (ii) any payment of a stock dividend (other than a stock dividend that is in lieu of an ordinary cash dividend), (iii) any other change made in the capitalization of the Company or  (iii) a corporate transaction, such as an amalgamation, combination, or other reorganization involving the Company, that, in the opinion of the Board would warrant the amendment or replacement of any existing awards (collectively, the “Adjustment Events”), the Omnibus Plan provides for appropriate adjustments in the number of Shares that may be acquired upon the exercise of stock options, the exercise price of outstanding stock options or the number of RSUs or PSUs in the participant’s account (collectively, the “Adjustments”), as necessary in order to preserve proportionately the rights and obligations of the participants under the Omnibus Plan.

In the event that the Board determines that the Adjustments would not preserve proportionately the rights and obligations of the participants, or the Board otherwise determines is appropriate, the Board may permit the vesting and exercise, as applicable, of any outstanding stock options that are not otherwise vested and the cancellation of any outstanding stock options which are not exercised within any specified period. Such vesting or cancellation, as the case may be, will be effective no later than the business day prior to the date such Adjustment Event is consummated.

Amendment and Termination
The Board may at any time amend, suspend or terminate the Omnibus Plan, subject to applicable law that requires the approval of shareholders or any governmental or regulatory body, provided that no such action may be taken that adversely affects any rights of a participant under any award previously granted without the consent of such affected participant.

Notwithstanding the above, the Board is explicitly permitted to make amendments to the Omnibus Plan or to any award outstanding thereunder without seeking shareholder approval, except for the following types of amendments:

•	increase the number of Shares reserved for issuance under the Omnibus Plan;
•	reduce the exercise price of a stock option, except pursuant to the terms of the Omnibus Plan;
•	extend the expiry date of an award, except the automatic extension of an award pursuant to the terms of the Omnibus Plan;
•	extend the participation in the Omnibus Plan to non-employee directors and non-consultants;
•	permit awards to be transferred other than by testate or intestate succession;
•
permit the addition or modification of a cashless exercise feature, payable in cash or Shares, unless it provides for a full deduction of the number of underlying Shares from the Omnibus Plan reserve; or

•	permit awards, other than those permissible under the Omnibus Plan.

The Board may make amendments to the Omnibus Plan or to any award outstanding thereunder without seeking shareholder approval in respect of amendments relating to:

•	the authority granted to the Human Resources and Corporate Governance Committee or the Board in respect of the grant of awards;
•	the procedure for tendering of a notice of exercise of awards and the exercise of awards;
•	the interpretation by the Board of any questions of interpretation of the Omnibus Plan;
•	the determination of the exercise price of stock options awarded under the Omnibus Plan;
•
the text of any part of the Omnibus Plan to correct any defect, supply any omission, or reconcile any inconsistency in the Omnibus Plan or any award in the manner and to the extent the Human Resources and Corporate Governance Committee shall deem desirable; or

•	any other matter which does not expressly require the approval of shareholders of the Company as provided above.

Assignment
Except as required by law, the rights of a participant under the Omnibus Plan are not capable of being anticipated, assigned, transferred, alienated, sold, encumbered, pledged, mortgaged or charged and are not capable of being subject to attachment or legal process for the payment of any debts or obligations of such participant.

Change in Control
In the event of a change of control of the Company, the Board may accelerate the expiry of stock options granted under the Omnibus Plan to the business day immediately following the date on which such change of control is consummated, so long as the Board accelerates the vesting of the stock options prior to the date on which the change of control is consummated and the Company provides notice of accelerated vesting and expiry to all participants not less than ten business days prior to the date on which such change of control is consummated.

With respect to Share Units, in the event of a change of control of the Company, the Board has the authority to take all necessary steps to ensure the preservation of the economic interests of the participants in, and to prevent the dilution or enlargement of, any RSUs or PSUs.

Summary Compensation Table

The following table provides a summary of compensation earned during the financial year ended December 31, 2011 by the Named Executive Officers.

Name and Principal Position	Salary ($)	Share Based Awards ($)	Option Based Awards (9) ($)	Non-equity Incentive Plan Compensation (1) ($)	All Other Compensation (2) ($)	Total Compensation ($)
Daryl Wilson (3) President & Chief Executive Officer	388,404	194,202	182,766	194,202	2,450	959,574
Jennifer Barber(3)(5) Chief Financial Officer and Corporate Secretary	174,945	23,814	22,413	87,473	2,450	308,645
Lawrence E. Davis(3) (6) Former Chief Financial Officer and Corporate Secretary	156,250	122,913	115,674	Nil	2,450	394,837
Joseph Cargnelli (3) Chief Technology Officer	201,577	100,788	94,853	100,788	2,450	498,006
Wido Westbroek (4) (7) Vice President and General Manager	176,066	25,886	24,362	88,033	2,375	314,347
Filip Smeets (4) (8) General Manager, OnSite Generation	176,343	Nil	Nil	33,483	Nil	209,826

1.	This represents the Company’s short-term incentive plan. The Company does not have any non-equity long-term incentive plans.
2.	Benefits did not exceed the lesser of CA $50,000 and 10% of the total annual salary and bonuses of any of the Named Executive Officers.
3.
These amounts are paid in Canadian funds and have been converted to US dollars at the average rate for the year. The Canadian dollar depreciated 2.3% relative to the US dollar in 2011 compared to 2010.  The Canadian dollar appreciated 8.9% relative to the US dollar in 2010 compared to 2009.

4.
Mr. Smeets’ salary is paid in euro and have been converted to US Dollars at the average rate for the year. The US dollar appreciated 3.1% relative to the euro in 2011 compared to 2010.   The US dollar appreciated 4.9% relative to the euro in 2010 compared to 2009.

5.
Ms. Barber was appointed the Chief Financial Officer and Corporate Secretary of the Company effective July 29, 2011. Ms. Barber’s compensation as outlined in the the summary compensation table reflect the compensation paid to Ms. Barber from January 1, 2011 to July 28, 2011 with respect to her position as Vice-President, Finance and Corporate Controller and from July 29, 2011 thereafter in her position as Chief Financial Officer and Corporate Secretary of the Company.

6.
Mr. Davis resigned as Chief Financial Officer and Corporate Secretary of the Company effective July 29, 2011. All 2011 figures in this summary compensation table reflects the compensation paid to Mr. Davis between January 1, 2011 and July 29, 2011.

7.
Mr. Westbroek was appointed the Vice President Sales & Marketing effective July 29, 2011. All figures in this summary compensation table prior to such date reflects the compensation paid to Mr. Westbroek; in euros; in his capacity as Vice-President and General Manager of the Company’s Belgian based OnSite Generation business.

8.	Mr. Smeets was appointed as General Manager of the Company’s Belgian based OnSite Generation business on April 4, 2011.
9.
Based on the Black-Scholes valuation methodology. Each RSU granted in fiscal year 2011 is valued at $6.82. Black-scholes valuation methodology is a typical market approach in valuing RSUs. This method is identical to the method for used for financial reporting purposes.

10.
Based on the Black-Scholes valuation methodology. Each stock option granted in fiscal year 2011 is valued at $2.42. Black-scholes valuation methodology is a typical market approach in valuing options. This method is identical to the method for used for financial reporting purposes.

11.	The amounts shown for 2011 are based on the estimated Black-Scholes value of stock options to be granted in June 2011.

Employment Agreements

Daryl Wilson’s employment agreement provides for a base salary of CA $395,000, subject to annual review, and a discretionary short-term incentive bonus of up to 50% of his base salary.

Jennifer Barber’s employment agreement provides for a base salary of CA $210,000, subject to annual review, and a discretionary short-term incentive bonus of up to 50% of her base salary.

Lawrence Davis’ employment agreement provided for a base salary of CA $250,000, subject to annual review, and a discretionary short-term incentive bonus of up to 50% of his base salary. Mr. Davis resigned from the Company effective July 29, 2011.

Joseph Cargnelli’s employment agreement provides for a base salary of CA $205,000, subject to annual review, and a discretionary short-term incentive bonus of up to 50% of his base salary.

Wido Westbroek’s employment agreement provides for a base salary of CA $200,000, and a discretionary short-term incentive bonus of up to 50% of his base salary.

Filip Smeets’ employment agreement provides for a base salary of 194,988 euro, and a discretionary short-term incentive bonus of up to 35,000 euros per year.

Incentive Plan Awards

Outstanding Share-based Awards and Option-based Awards During the Year Ended
December 31, 2011 (1)

	Option-based Awards				Share-based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price (CA $)	Option Expiration Date	Value of Unexercised In-the- money Options (CA $)	Number of Shares or Units of Shares That Have Not Vested	Market or Payout Value of Share Based Awards That Have Not Vested (CA $)	Market or payout value of vested Share-based awards not paid out or distributed
Daryl Wilson	76,806	5.03	June 8, 2021	21,506	116,517	618,704	Nil
Jennifer Barber	9,419	5.03	June 8, 2021	2,637	22,024	116,948	Nil
Lawrence E. Davis(2)	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Joseph Cargnelli	39,861	5.03	June 8, 2021	11,161	66,880	355,131	Nil
Wido Westbroek	10,238	5.03	June 8, 2021	2,867	27,811	147,675	Nil
Filip Smeets	Nil	Nil	Nil	Nil	Nil	Nil	Nil

1.
On January 18, 2011, in light of the desire to make a greater amount of stock options available for non-executive officers and with regard to the limited level of stock options available for granting, the Corporation’s named executive officers voluntarily surrendered all 157,596 stock options as previously held by them.

2.	Mr. Davis resigned as Chief Financial Officer and Corporate Secretary of the Company effective July 29, 2011.

Incentive Plan Awards - Value Vested or Earned During the Year Ended December 31, 2011

Name	Option-based Awards - Value Vested During the Year ($)	Share-based Awards - Value Vested During the Year ($)	Non-equity Incentive Plan Compensation - Value Earned During the Year ($)
Daryl Wilson	Nil	118,524	194,202
Jennifer Barber	Nil	12,176	87,473
Lawrence E. Davis	Nil	Nil	Nil
Joseph Cargnelli	Nil	49,206	100,788
Wido Westbroek	Nil	13,972	88,033
Filip Smeets	Nil	Nil	33,483

Compensation of Directors

Director Compensation Table
The following table provides a summary of compensation earned during the financial year ended December 31, 2011 by our directors.

Name	Fees Earned ($)	Share-based Awards ($)	Option-based Awards ($)	Non-equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Douglas S. Alexander	33,125	61,625	n/a	n/a	Nil	94,750
Michael Cardiff	49,500	23,000	n/a	n/a	Nil	72,500
Henry J. Gnacke	40,500	18,000	n/a	n/a	Nil	58,500
Norman M. Seagram	49,750	23,000	n/a	n/a	Nil	72,750

In 2011, each of our directors who is considered “independent” was paid an annual fee of $18,000 for his services as a director and an attendance fee of $1,500 for each Board or committee meeting attended.  Each committee chair received an annual fee of $23,000 and additional attendance fee of $250 for each committee meeting attended.  Our Chairman of the Board was paid an annual fee of $32,000 for his services and an attendance fee of $1,750 for each Board meeting attended.  All directors were reimbursed for travel and other reasonable expenses incurred in attending Board and committee meetings.

The Board has approved the following changes to the director compensation for the 2012 fiscal year: each director who is considered “independent” will be paid an annual fee of $27,000 in cash and receive a DSU grant of $15,000 per annum.  Each committee chair will be paid an annual fee of $34,000 in cash and receive a DSU grant of $20,000 per annum.  Our Chairman of the Board will be paid an annual fee of $45,000 in cash and receive a DSU grant of $30,000 per annum.  All meetings fees will remain consistent with such fees paid in fiscal 2011.

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

Pursuant to the DSU Plan, independent directors are entitled to elect to receive all or any portion of their annual retainer and meeting fees in the form of deferred share units (“DSUs”) instead of cash. A DSU is a right to receive a cash payment based on the value of a common share, credited by means of a bookkeeping entry in the books of the Company, to an account in the name of the independent director. At the end of the director’s tenure as a member of the Board, the director is paid, in cash, the market value of the common shares represented by the DSUs.  As a result of the implementation of the DSU Plan, directors were not eligible to receive additional awards of stock options.  The Board of Directors has approved the following annual DSU grants to independent directors:  independent director – $18,000 equivalent in DSUs; Chair of the Human Resources and Corporate Governance Committee - $23,000 equivalent in DSUs; Chair of the Audit Committee - $23,000 equivalent in DSUs; and Chairman of the Board of Directors - $32,000 equivalent in DSUs.

Contemporaneously with the adoption of the DSU Plan, the Board also established ownership guidelines for directors pursuant to which each non-employee director is required to hold Shares and/or DSUs equal to five times the director’s annual cash retainer within three years of initial appointment.

Incentive Plan Awards

Outstanding Share-based Awards and Option-based Awards During the Year Ended December 31, 2011

	Option-based Awards				Share-based Awards
Name	Number of securities Underlying Unexercised Options (#)	Option exercise price (CA $)	Option Expiration Date	Value of Unexercised In-the- money options	Number of Shares or Units of Shares That Have Not Vested	Market or Payout Value of Share Based Awards That Have Not Vested (CA $)	Market or payout value of vested Share-based awards not paid out or distributed
Douglas S. Alexander	n/a	n/a	n/a	n/a	n/a	n/a	192,870
Michael Cardiff	n/a	n/a	n/a	n/a	n/a	n/a	86,075
Henry J. Gnacke	n/a	n/a	n/a	n/a	n/a	n/a	56,153
Norman M. Seagram	n/a	n/a	n/a	n/a	n/a	n/a	238,780

Incentive Plan Awards - Value Vested or Earned During the Year Ended December 31, 2011

Name	Option-based Awards - Value Vested During the Year ($)	Share-based Awards - Value Vested During the Year ($)	Non-equity Incentive Plan Compensation - Value Earned During the Year ($)
Douglas S. Alexander	n/a	61,625	n/a
Michael Cardiff	n/a	23,000	n/a
Henry J. Gnacke	n/a	18,000	n/a
Norman M. Seagram	n/a	23,000	n/a

Post-retirement Benefit Obligations

For information regarding accrued post-retirement benefit obligations, see “Note 13. – Accounts Payable and Accrued Liabilities” to our consolidated financial statements, which can be found on page F-29 of this form, and is incorporated by reference herein.

BOARD PRACTICES

For information regarding the period during which the directors and executive officers have served in office, see “Item 6. Directors, Senior Management and Employees – Directors and Senior Management” above.  Each director elected will hold office until the next annual meeting of shareholders or until his successor is duly elected or appointed.

Termination and Change of Control Benefits of Executive Directors
Mr. Wilson’s employment agreement provides that Mr. Wilson is entitled to 18 months’ salary and bonus in lieu of notice if he is terminated without cause from his position at any time, or if he is terminated upon a change of control of the Company. This amount is equal to a maximum of approximately CA $888,750 based on Mr. Wilson’s current compensation. The agreement also provides that all outstanding stock options held by Mr. Wilson will immediately vest upon termination without cause or termination resulting from a change of control of the Company. Mr. Wilson has agreed to refrain from competing with and interfering in the business of Hydrogenics for a period of one year subsequent to his termination for any reason. Under the RSU Plan, if Mr. Wilson’s employment is terminated by the Company without cause, prior to the vesting date of any awarded RSUs, then a pro rata portion of such RSUs will vest immediately prior to the date of his termination of employment. The value of such RSUs, as of December 31, 2011, is CA $258,102.

Ms. Barber’s employment agreement provides that Ms. Barber is entitled to 12 months’ salary and bonus in lieu of notice if Ms. Barber is terminated without cause from her position at any time, or if she is terminated upon a change of control of the Company.  This amount is equal to a maximum of approximately CA $315,000 based on Ms. Barber’s current compensation. The agreement also provides that all outstanding stock options held by Ms. Barber will immediately vest upon termination without cause or termination resulting from a change of control of the Company. Ms. Barber has agreed to refrain from competing with and interfering in the business of Hydrogenics for a period of three years subsequent to her termination for any reason. Under the RSU Plan, if Ms. Barber’s employment is terminated by the Company without cause, prior to the vesting date of any awarded RSUs, then a pro rata portion of such RSUs will vest immediately prior to the date of her termination of employment. The value of such RSUs, as of December 31, 2011, is CA $53,323.

Mr. Davis’ was employed as Chief Financial Officer and Corporate Secretary of the Company from April 1, 2005 until his departure effective July 29, 2011. Mr. Davis’ employment agreement provided that Mr. Davis was entitled to 18 months’ salary and bonus in lieu of notice if he was terminated without cause from his position at any time, or if he was terminated upon a change of control of the Company. This amount is equal to a maximum of approximately CA $562,500 based on Mr. Davis’ compensation as at the date of his resignation. The agreement also provided that all outstanding stock options held by Mr. Davis would immediately vest upon termination without cause or termination resulting from a change of control of the Company. Mr. Davis agreed to refrain from competing with and interfering in the business of Hydrogenics for a period of one year subsequent to his termination for any reason.  Under the RSU Plan, if Mr. Davis’ employment was terminated by the Company without cause, prior to the vesting date of any awarded RSUs, then a pro rata portion of such RSUs would vest immediately prior to the date of his termination of employment. The value of such RSUs, as of December 31, 2011, is CA $Nil. Mr. Davis’ employment ceased effective July 29, 2011.

Mr. Cargnelli’s employment agreement provides that Mr. Cargnelli is entitled to 24 months’ salary and one and a half times the average bonus paid in the two fiscal years preceding termination in lieu of notice if Mr. Cargnelli is terminated without cause from his position at any time, or if he is terminated upon a change of control of the Company.  This amount is equal to a maximum of approximately CA $717,500 based on Mr. Cargnelli’s current compensation. Mr. Cargnelli has agreed to refrain from competing with and interfering in the business of Hydrogenics for a period of three years subsequent to his termination for any reason.  Under the RSU Plan, if Mr. Cargnelli’s employment is terminated by the Company without cause, prior to the vesting date of any awarded RSUs, then a pro rata portion of such RSUs will vest immediately prior to the date of his termination of employment. The value of such RSUs, as of December 31, 2011, is CA $158,925.

Mr. Westbroek’s employment agreement provides that Mr. Westbroek is entitled to 12 months’ salary and bonus in lieu of notice, if Mr. Westbroek is terminated without cause from his position at any time, or if he is terminated upon a change of control of the Company.  This amount is equal to a maximum of approximately CA $300,000 based on Mr. Westbroek’s current compensation. The agreement also provides that all outstanding stock options held by Mr. Westbroek will immediately vest upon termination without cause or termination resulting from a change of control of the Company. Mr. Westbroek has agreed to refrain from competing with and interfering in the business of Hydrogenics for a period of one year subsequent to his termination for any reason. Under the RSU Plan, if Mr. Westobroek’s employment is terminated by the Company without cause, prior to the vesting date of any awarded RSUs, then a pro rata portion of such RSUs will vest immediately prior to the date of his termination of employment. The value of such RSUs, as of December 31, 2011, is CA $68,520.

Mr. Smeets’ employment agreement provides that if Mr. Smeets’ employment is terminated prior to April 4, 2012, Mr. Smeets must be provided one month’s notice. If Mr. Smeets’ employment is terminated subsequent to April 4, 2012, Mr. Smeets is entitled to one months’ notice plus an additional month per commenced year of employment, at a minimum of three and a maximum of six months’ notice. Under no circumstances will the termination of Mr. Smeets’ employment for any reason entitle Mr. Smeets to any form of damage compensation. Mr. Smeets has agreed to refrain from competing with and interfering in the business of Hydrogenics in Belgium for a period of one year subsequent to his termination for any reason. Under the RSU Plan, if Mr. Smeets’ employment is terminated by the Company without cause, prior to the vesting date of any awarded RSUs, then a pro rata portion of such RSUs will vest immediately prior to the date of his termination of employment. The value of such RSUs, as of December 31, 2011, is nil.

Human Resources and Corporate Governance Committee

Composition of Human Resources and Corporate Governance Committee
The following individuals served as the members of the Human Resources and Corporate Governance Committee as at December 31, 2011 and March 27, 2012: Michael Cardiff (Chair), Douglas S. Alexander Henry Gnacke and Norman M. Seagram.

Each member of the Human Resources and Corporate Governance Committee is independent under tests established by legal and stock exchange requirements to which the Company is subject.  None of the members of the Human Resources and Corporate Governance Committee is an officer, employee or former officer or employee of the Company or any of its affiliates.

For details with respect to each member of the Human Resources and Corporate Governance Committee’s experience relating to executive compensation matters, see “Directors and Senior Management” above.

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

In 2011, the Human Resources and Corporate Governance Committee, in fulfilling its responsibilities, took the following measures:

With respect to Human Resources:

•	reviewed and approved, on an aggregate basis, the total compensation of all employees of the Corporation and all subsidiaries of the Corporation;

•
reviewed and approved corporate goals and objectives relevant to Chief Executive Officer compensation, evaluated the Chief Executive Officer’s performance in light of those goals and objectives, and set the Chief Executive Officer’s compensation level based on this evaluation;

•
reviewed the Chief Executive Officer’s evaluation of the performance of the other officers of the Corporation and such other senior management and key employees of the Corporation or any subsidiary of the Corporation as identified to the Committee by the Board (collectively, the “Designated Executives”) and reviewed the Chief Executive Officer’s recommendations with respect to the amount of compensation to be paid to the Designated Executives;

•	reviewed and assessed the competitiveness and appropriateness of, and approved the compensation package of, each of the Designated Executives;

•
reviewed and approved any employment contracts or arrangements with each of the Designated Executives, including any retiring allowance arrangements or any similar arrangements to take effect in the event of a termination of employment;

•	reviewed and recommended to the Board compensation policies and processes and, in particular, the compensation policies and processes for the Designated Executives;

•
in determining the long-term incentive component of the Chief Executive Officer’s compensation and each Designated Executive’s compensation, considered the Corporation’s performance and relative shareholder return, the value of similar incentive awards to executives at comparable companies, and the awards given to Corporation executives in past years;

•
made recommendations to the Board with respect to incentive compensation and equity-based plans including the design and adoption of the Omnibus Incentive Plan, and reviewed and made recommendations with respect to the performance or operating goals for participants in such plans;

•
administered, approved and ratified awards under incentive compensation and stock plans, including amendments to the awards made under any such plans, and reviewed and monitored awards under such plans;

•	made recommendations to the Board regarding the annual compensation of non-employee directors.

•	reviewed and reported to the Board on the appropriateness of the succession planning of the Corporation, including appointing, training and monitoring senior management;

•	reviewed the significant human resources policies, plans and programs of the Corporation to ensure that they are supportive of the Corporation’s near and long-term strategies; and

•
undertook on behalf of, and in an advisory capacity to, the Board such other initiatives as considered necessary or desirable to assist the Board in discharging its responsibility to ensure that appropriate human resources development, performance evaluation, compensation and management development programs are in place and operating effectively.

With respect to Corporate Governance:

•
reviewed qualification criteria for Board members and actively sought individuals qualified to become Board members for recommendation to the Board in accordance with the guidelines determined by the Board of Directors, from time to time;

•	received comments from all directors and reported to the Board with an assessment of the Board's and individual’s performance;

•	developed and recommended to the Board a Code of Business Conduct and Ethics, and considered any requests for waivers from the Corporation’s Code of Business Conduct and Ethics;

•
reviewed the directors who are members (including qualifications and requirements), structure (including authority to delegate) and performance of committees of the Board (including reporting to the Board), and made recommendations to the Board, as appropriate; and

•	served in an advisory capacity to the Board and Chairman of the Board on matters of organizational and governance structure of the Corporation and the conduct of the Board.

The Human Resources and Corporate Governance Committee met four times in 2011. The Human Resources and Corporate Governance Committee is satisfied it has fulfilled its charter during the year ended December 31, 2011.

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

During the past year, the Audit Committee, in fulfilling its responsibilities, took the following measures:

•
reviewed and discussed with management and the registered public accountants the Corporation’s annual audited consolidated financial statements, including disclosures made in Management’s Discussion and Analysis of Financial Condition and Results of Operations and recommended to the Board whether the audited consolidated financial statements should be included in the Corporation’s annual report;

•
reviewed and discussed with management and the registered public accountants the Corporation’s quarterly financial statements, including disclosures made under Management’s Discussion and Analysis of Financial Condition and Results of Operations or similar disclosures, prior to the filing of its quarterly report;

•
reviewed and discussed with management and the registered public accountants the financial information and financial statements contained in any prospectus, registration statement, annual information form, circular or other material disclosure document of the Corporation, in each case prior to the filing of such documents;

•
reviewed and discussed with management and the registered public accountants, as applicable: (i) major issues regarding accounting principles and consolidated financial statement presentations, including any significant changes in the Corporation’s selection or application of accounting principles, and major issues as to the adequacy of the Corporation’s internal controls and any special audit steps adopted in light of material control deficiencies; (ii) analyses prepared by management or the registered public accountants setting forth significant financial reporting issues and judgments made in connection with the preparation of the consolidated financial statements, including analyses of the effects of alternative IFRS methods on the consolidated financial statements; (iii) any management letter provided by the registered public accountants and the Corporation’s response to that letter; (iv) any problems, difficulties or differences encountered in the course of the audit work, including any disagreements with management or restrictions on the scope of the registered public accountants’ activities or on access to requested information and management’s response thereto; (v) the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the consolidated financial statements of the Corporation; and (vi) earnings press releases, as well as financial information and earnings guidance (generally or on a case-by-case basis) provided to analysts and rating agencies;

•
discussed with management the Corporation’s major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Corporation’s risk assessment and risk management policies;

•
obtained and reviewed a report from the registered public accountants regarding: (i) the registered public accountants’ internal quality control procedures; (ii) any material issues raised by the most recent quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm; (iii) any steps taken to deal with any such issues; and (iv) all relationships between the registered public accountants and the Corporation;

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

The Audit Committee met six times in 2011. The Audit Committee is satisfied it has fulfilled its charter during the year ended December 31, 2011.

The Audit Committee of our Board of Directors operates under a written charter that sets out its responsibilities and composition requirements.  As at December 31, 2011 and March 27, 2012, the members of the committee were: Norman M. Seagram (Chair), Douglas S. Alexander and Michael Cardiff.  The following sets out the education and experience of each director relevant to the performance of his duties as a member of the committee.

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

Mr. Alexander is a Director and member of the Audit Committee of Critical Outcome Technologies Inc., and has served as the Chief Financial Officer of various Canadian public companies for 16 years. Mr. Alexander was formerly lead director and chair of the Audit Committee of Saxon Financial Inc. Mr. Alexander served as a director of Stuart Energy from 2003 to January 2005. From 1999 to 2004, Mr. Alexander was Executive Vice President and Chief Financial Officer of Trojan Technologies Inc., an international environmental high technology company. Mr. Alexander is a Chartered Accountant and is a member of the Institute of Chartered Accountants in Scotland and Ontario. He is also a Chartered Director, having graduated from the Director’s College, a joint venture between McMaster University and the Conference Board of Canada.

Mr. Cardiff is the Chief Operating Officer of SAP Canada. Prior to holding that position, Mr. Cardiff held numerous senior positions in a number of technology companies including large multinationals such as EDS and IBM as well as startup companies such as Fincentric, Convergent Technologies, Tandem, and Stratus Computer. Mr. Cardiff is currently a director of Medic Alert. Mr. Cardiff has also served as a director of Burntsand Inc., Descartes Systems Group, Husky Injection Molding Systems, Solcorp, Visible Genetics, Spectra Security Software Visible Decisions and the Toronto Film Festival, Roy Thomson Hall. Mr. Cardiff has received many awards including “A Canadian Export Life Time Achievement Award.” In 1998, Mr. Cardiff was named one of Canada’s “Top 40 Under 40,” recognizing him as one of the nation’s most successful young leaders. Mr. Cardiff is a member of, and holds the ICD.d designation from, the Institute of Corporate Directors.

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

EMPLOYEES

As at December 31, 2011, we employed approximately 118 full-time staff.  Our full-time staff is divided between 60 full-time staff in our OnSite Generation business, 54 full-time staff in our Power Systems business, and four full-time staff in our Corporate Services group. As of December 31, 2011, four of our employees were located in our Mississauga, Ontario corporate headquarters, 45 employees were located in our Mississauga, Ontario Power Systems group, seven employees were located in our Mississauga, Ontario OnSite generation group, nine employees were located in our Gladbeck, Germany power generation group and 53 employees were located in our Oevel-Westerlo, Belgium OnSite generation group.  We also employed one temporary and contract employee at our Mississauga, Ontario facility and two subcontractors at our Oevel-Westerlo, Belgium facility.

As at December 31, 2010, we employed approximately 114 full-time staff.  Our full-time staff is divided between 63 full-time staff in our OnSite Generation business, 53 full-time staff in our Power Systems business, and four full-time staff in our Corporate Services group. Our Test Systems business did not have any employees. As of December 31, 2010, four of our employees were located in our Mississauga, Ontario corporate headquarters, 47 employees were located in our Mississauga, Ontario Power Systems group, eight employees were located in our Mississauga, Ontario OnSite generation group, nine employees were located in our Gladbeck, Germany power generation group and 55 employees were located in our Oevel-Westerlo, Belgium OnSite generation group.  We also employed one temporary and contract employee at our Mississauga, Ontario facility and two subcontractors at our Oevel-Westerlo, Belgium facility.

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

SHARE OWNERSHIP

Below is a summary of the securities ownership for each director and Named Executive Officer as of March 27, 2012.
	Share-based Awards
Name	Common Shares	% of Common Shares Outstanding	DSUs	% of DSUs Outstanding	RSUs	% of RSUs Outstanding
Douglas S. Alexander	998	0.02%	36,322	34%	Nil	Nil
Michael Cardiff	Nil	Nil	16,210	15%	Nil	Nil
Henry J. Gnacke	Nil	Nil	10,575	10%	Nil	Nil
Norman M. Seagram	1,428	0.02%	44,968	41%	Nil	Nil
Joseph Cargnelli	156,100	2.5%	Nil	Nil	66,880	29%
Daryl Wilson	4,000	0.06%	Nil	Nil	116,517	50%
Jennifer Barber	Nil	Less than 0.01%	Nil	Nil	22,024	9%
Lawrence E. Davis(1)	Nil	Nil	Nil	Nil	Nil	Nil
Wido Westbroek	Nil	Nil	Nil	Nil	27,811	12%
Filip Smeets	Nil	Nil	Nil	Nil	Nil	Nil

	Option-based Awards
Name	Number of securities underlying unexercised options	Option exercise price (CA $)	Option Expiration Date	% of Options Outstanding
Douglas S. Alexander	Nil	N/A	N/A	Nil
Michael Cardiff	Nil	N/A	N/A	Nil
Henry J. Gnacke	Nil	N/A	N/A	Nil
Norman M. Seagram	Nil	N/A	N/A	Nil
Joseph Cargnelli	39,861	5.03	June 8, 2021	29%
Daryl Wilson	76,806	5.03	June 8, 2021	56%
Jennifer Barber	9,419	5.03	June 8, 2021	7%
Lawrence E. Davis(1)	Nil	N/A	N/A	Nil
Wido Westbroek	10,238	5.03	June 8, 2021	8%
Filip Smeets	Nil	N/A	N/A	Nil

Notes:

(1)	Mr. Davis resigned as Chief Financial Officer and Corporate Secretary of the Company effective July 29, 2011.

For information regarding arrangements for involving employees in the capital of our Company, see “Item 6. Directors, Senior Management and Employees – Compensation – Elements of Executive Compensation Program – Long-term Incentives” above.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

To the knowledge of our directors and officers, as of March 27, 2012, no person or company beneficially owns, directly or indirectly, or exercises control or direction over common shares carrying more than 5% of the voting rights attached to our outstanding common shares other than CommScope which owns

2,186,906 common shares, representing 33.1% of our outstanding common shares; and General Motors Holdings LLC which owns 454,560 common shares, representing 6.9% of our outstanding common shares.

Our major shareholders do not have voting rights different from those of our other shareholders.

As of February 28, 2012, approximately 116 US shareholders held approximately 4,848,570 common shares or approximately 75.35% of our outstanding common shares.

RELATED PARTY TRANSACTIONS

Transactions with Viking Engineering & Tool Co.
In the normal course of operations, we subcontract certain machining and sheet metal fabrication of parts to Viking Engineering & Tool Co., a company owned by the father and uncle of Joseph Cargnelli, a director and senior officer of the Company and one of our principal shareholders. For the fiscal year ended December 31, 2011, billings by this related company totalled $0.1 million, a decrease of $0.1 million from the $0.2 million billed in the year ended December 31, 2010. For the year ended December 31, 2010, billings by this related company totalled $0.2 million, an increase of $0.1 million from the $0.1 million billed in the year ended December 31, 2009. At December 31, 2011, we had an accounts payable balance due to this related company of less than twenty thousand dollars. We believe that transactions with this company are consistent with those we have with unrelated third parties.

CommScope, Inc.

As a result of CommScope’s investments in the Corporation in 2010 and 2011, CommScope became a related party. See “Item 4. Information of the Company – Business Overview in 2010 and 2011 – Securing Additional Capital” for information regarding such investments. For the fiscal year ended December 31, 2011, billings to this related company totalled $0.2 million, an increase of $0.1 million from the $0.1 million billed the year ended December 31, 2010. For the year ended December 31, 2010, billings to this related company totalled $0.1 million, a decrease of $0.1 million from the $0.2 million billed in the year ended December 31, 2009. At December 31, 2011, we had an accounts receivable balance from this related company of $nil. See “Item 10. Additional Information – Material Contracts” for information regarding amendments to material agreements between the Corporation and Commscope.

See also “Item 6. Directors, Senior Management and Employees – Compensation –Elements of Executive Compensation Program – Adoption of Omnibus Incentive Plan” for a description of the Omnibus Plan adopted by the Board on March 27, 2012.

All related party transactions have been recorded at the exchange amount, which is the consideration paid or received as established and agreed by the related parties.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None.

INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Financial Statements
See “Item 18. Financial Statements.” For accounting purposes, we are considered to be a continuation of Old Hydrogenics.

Legal Proceedings or Settlements
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

We are not currently party to any material legal or arbitration proceedings.

Dividends Policy
We have never declared or paid any cash dividends on our common shares.  We currently intend to retain any future earnings to fund the development and growth of our business and we do not anticipate paying any cash dividends in the foreseeable future.

SIGNIFICANT CHANGES

Not applicable.

ITEM 9.	THE OFFER AND LISTING

LISTING DETAILS
The following table sets forth the reported trading prices in Canadian dollars and US dollars for our common shares on the TSX and Nasdaq, respectively.  Trading prices prior to January 1, 2010 are on a pre-consolidation basis and trading prices for the period from January 1, 2010 to April 1, 2012 are on a post-consolidation basis.

	TSX		Nasdaq
	High (CA$)	Low (CA$)	High ($)	Low ($)
Annual Market Prices
2007	1.73	0.90	1.65	0.84
2008	2.47	0.37	2.45	0.32
2009	0.80	0.38	0.75	0.29
2010	13.75	3.14	13.48	3.00
2011	7.93	3.71	8.25	3.67
Quarterly Market Prices
2010
First Quarter	13.75	4.70	13.48	4.61
Second Quarter	5.15	3.77	5.16	3.75
Third Quarter	4.59	3.14	4.40	3.00
Fourth Quarter	4.39	3.41	4.20	3.13
2011
First Quarter	7.93	3.71	8.25	3.67
Second Quarter	7.10	4.52	7.40	4.71
Third Quarter	6.74	4.51	7.06	4.54
Fourth Quarter	6.72	5.31	6.95	5.18
2012
First Quarter (to March 25, 2012)	5.97	4.59	5.97	4.82
Monthly Market Prices
2011
September	6.50	5.70	6.55	5.62
October	6.72	5.43	6.95	5.18
November	6.58	5.59	6.62	5.39
December	5.68	5.31	5.72	5.21
2012
January	5.95	5.16	5.93	5.06
February	5.97	5.50	5.97	5.48
March 1 to March 25	5.90	4.59	5.70	4.82

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

Pursuant to the provisions of the CBCA, a director who is party to a material contract or transaction with the Company, is a director or an officer or an individual acting in a similar capacity of a party to the contract or transaction, or who has a material interest in a party to a material contract or transaction with the Company must disclose to the Company the nature and extent of such interest in writing or request to have such interest noted in the minutes of meetings of the directors. Furthermore, a director who has a material interest in a matter before the board must refrain from voting on the matter unless the contract: is with one of our affiliates; relates to the director’s remuneration as a director or officer of the Company; or relates to our indemnity or insurance for our officers and directors.

Pursuant to the CBCA, at least 25% of our directors must be resident Canadians. The CBCA also requires that we have not less than three directors, at least two of whom are not officers, directors or employees of the Company. We currently have six directors, five of whom are resident Canadians. Our articles of incorporation provide that the minimum size of our Board of Directors be three and the maximum size of our Board of Directors be twelve. Our directors may, from time to time, determine the number of directors on the Board by resolution, which is currently six directors. Our articles of incorporation and our by-laws do not impose any other director qualification requirements.

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

SHAREHOLDER RIGHTS

Our authorized capital consists of an unlimited number of common shares with no par value and an unlimited number of preferred shares with no par value issuable in series, of which 6,605,648 common shares and no preferred shares were issued and outstanding as of March 28, 2012.  As of March 27, 2012, we also have 224,356 Series A warrants and 260,646 Series B warrants issued and outstanding, whereby each warrant entitles the holder to purchase a common share.

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

SHAREHOLDER MEETINGS

Our Board is required to call an annual meeting of the shareholders no later than 15 months after the holding of the last preceding annual meeting. Our Board may also call a special meeting of the shareholders at any time. The only persons entitled to attend a meeting of our shareholders are our directors, our auditors and those persons entitled to vote at such meeting and any other persons who, although not entitled to vote at the meeting, are entitled to attend such meeting pursuant the provisions of the CBCA. Under our by-laws, a quorum of shareholders shall be two persons present in person or represented by proxy holding, in the aggregate, not less than 25% of the outstanding shares of the Company.

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

•
On August 9, 2010, the Corporation entered into a strategic alliance with CommScope, a global leader in infrastructure solutions for communications networks, that called for the development and distribution of specialized fuel cell power systems and includeded an equity investment in the Corporation. Pursuant to the terms of the agreement, the Corporation used the proceeds to develop next-generation power modules for telecom related backup power applications to be incorporated by CommScope in its products sold to customers worldwide. Under the agreement, CommScope agreed to purchase from the Corporation up to a maximum of 2,186,906 common shares on a private placement basis in four tranches for a maximum aggregate purchase price of $8.5 million. The first tranche, which closed on August 12, 2010, consisted of 879,393 common shares for an aggregate purchase price of $3.2 million ($3.68 per share). The second tranche, which closed on September 29, 2010, consisted of 207,268 common shares for an aggregate purchase price of $0.8 million ($3.68 per share). The third tranche, which closed on March 31, 2011, consisted of 498,998 common shares for an aggregate purchase price of $2 million ($4.09 per share). The fourth tranche, which closed on June 30, 2011, consisted of 611,247 common shares for an aggregate purchase price of $2.5 million ($4.09 per share). As a result of this transaction, CommScope, now owns 2,186,906 common shares representing 33.1% of the outstanding common shares of the Corporation. The agreement provided, among other things, that CommScope would have certain participation rights in future financings and, subject to the maintenance of certain ownership requirements, would have the right to have one non-voting observer on the Board of Directors of Hydrogenics.  Hydrogenics and CommScope have also entered into an intellectual property licence agreement on the closing of the first tranche which we entered into on August 12, 2010, wherein the Corporation has granted to CommScope a licence to certain intellectual property resulting from the transaction, which will only be exercisable by CommScope upon the occurrence of specified triggering events.  The agreement was amended on October 25, 2011 to expand the list of triggering events to include certain events of defaults under the loan agreement with the Ontario Government.

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

The following material contracts were entered into in connection with a certain registered direct offering of the Company in 2010.

•
Securities Purchase Agreement dated January 11, 2010 among Hydrogenics and two investors.  Pursuant to such agreement, Hydrogenics agreed to sell common shares and warrants in a registered direct offering to the two investors, resulting in gross proceeds of $5 million before placement agent’s fees and other offering expenses.

•
Warrant Agreement dated January 14, 2010 between Hydrogenics and Mellon Investor Services LLC.  The Warrant Agreement appoints Mellon Investor Services LLC as the warrant agent to act on behalf of Hydrogenics in connection with the issuance, transfer, exchange and exercise of the warrants issued in the registered direct offering and certain other related matters.

•
On May 21, 2010, the Corporation entered into separate settlement agreements with each of Alpha Capital Anstalt (“Alpha”) and Iroquois Master Fund Ltd. (“Iroquois”) regarding previously disclosed litigation and disputes, including in the Corporation’s Form 20-F for the year ended December 31, 2010 and, which is described below. Under the terms of each settlement agreement, the Corporation issued 100,000 common shares to each of Alpha and Iroquois on a private placement basis in the United States to settle their claims.  The total issuance of 200,000 common shares represented approximately 4.76% of the Corporation’s equity in aggregate as at June 30, 2010.  The settlement contained no admission of wrongdoing by the Corporation, its officers and directors. Following the receipt of the advice of counsel, the Board of Directors unanimously approved the settlement and concluded the settlement to be in the best interests of the Corporation. This resulted in a $0.8 million charge to litigation settlements. Under the terms of each settlement agreement, Hydrogenics filed with the Securities Exchange Commission a registration statement on Form F-3 covering the resale of the 200,000 common shares issued to Alpha and Iroquois.

•
On February 23, 2010, Alpha filed suit against Hydrogenics, Daryl Wilson, President and Chief Executive Officer of Hydrogenics, and Lawrence Davis, the then Chief Financial Officer of Hydrogenics, in the Supreme Court of the State of New York (County of New York) regarding the Company’s proposed share consolidation, which was announced on February 8, 2010.  This lawsuit has since been settled.  In its complaint, Alpha alleged the Company’s proposed share consolidation triggers a put right pursuant to the terms of the warrants and gives rise to breach of contract, negligent misrepresentation and fraud claims. Alpha sought damages of at least US$2,000,000 plus interest, costs and fees with respect to the alleged put right and damages of at least US$1,375,000 plus interest, costs and fees with respect to the alleged breach of contract, negligent misrepresentation and fraud claims. Hydrogenics had also received a letter from the other institutional investor making similar allegations but no suit was filed.

EXCHANGE CONTROLS

There is no law, government decree or regulation in Canada restricting the export or import of capital or affecting the remittance of dividends, interest or other payments to a non-resident holder of common shares, other than withholding tax requirements.

TAXATION

Because Canadian and United States tax consequences may differ from one holder to the next, the discussion set out below does not purport to describe all of the tax considerations that may be relevant to a shareholder in light of such shareholder’s particular circumstances. Accordingly, a shareholder is advised to consult a tax advisor as to the United States and Canadian federal, provincial, state and other tax consequences of owning our common shares. The statements of United States and Canadian tax law set out below are based on the laws and interpretations in force as of the date of this annual report, and are subject to changes occurring after that date.

Canadian Federal Income Tax Considerations
The following is a general summary of the principal Canadian federal income tax considerations applicable to a holder of our common shares, for the purposes of the Income Tax Act (Canada) (the “Income Tax Act”) and the Canada-United States Income Tax Convention (1980) (the “Convention”), is a resident of the

United States and is not and has not been a resident of Canada, does not have and has not had at any time, a permanent establishment or fixed base in Canada and otherwise qualifies for the full benefits of the Convention, and who, for the purposes of the Income Tax Act: (i) deals at arm’s length and is not affiliated with us; (ii) holds our common shares as capital property; (iii) does not use or hold and is not deemed to use or hold our common shares in the course of carrying on, or otherwise in connection with, a business in Canada; (iv) is not a “registered non-resident insurer” or “authorized foreign bank,” each within the meaning of the Income Tax Act; and (v) does not carry on an insurance business in Canada and elsewhere (a “US holder”).

Generally, our common shares will be capital property to a US holder unless they are held in the course of carrying on a business of buying or selling securities or in an adventure or concern in the nature of trade. This summary does not deal with special situations, such as the particular circumstances of traders or dealers, United States limited liability companies (which may not be considered to be a resident of the United States for the purposes of the Convention), tax-exempt entities, insurers or financial institutions.  Such holders and other holders who do not meet the criteria of a US holder described above should consult their own tax advisors.  There are no Canadian federal estate taxes applicable to the purchase or ownership of our common shares. Under the Income Tax Act, on death, a US holder would be deemed to dispose of all of his or her assets, including our common shares.

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

This summary is not exhaustive and, except for the proposed amendments to the Income Tax Act, does not take into account or anticipate prospective or retrospective changes in the law or the administrative or assessing practices of the Canada Revenue Agency, whether these changes are effected by judicial, governmental or legislative action or interpretation. This summary does not take into account tax legislation or considerations of any province or territory of Canada. Because Canadian tax consequences may differ from one US holder to the next, this summary does not purport to describe all of the tax considerations that may be relevant to a US holder and their particular situation. The Canadian tax treatment to a US holder may differ from the treatment described herein. US holders are advised to consult their own tax advisor.

Dividends
Dividends paid, credited or deemed to have been paid or credited on our common shares to a US holder are subject to non-refundable Canadian withholding tax under the Income Tax Act at the rate of 25%, although this rate may be reduced by the provisions of the Convention. Subject to the exceptions noted immediately below, under the Convention, US holders who beneficially own the dividends will be subject to a 15% withholding tax on the gross amount of such dividends.  In the case of a US holder that is a corporation that beneficially owns at least 10% of our voting shares, the applicable rate of withholding tax on dividends will be reduced to 5%. In the case of dividends paid, credited or deemed to be credited to a US holder that is a tax exempt organization as described in Article XXI of the Convention, generally no withholding tax will be payable.

Dispositions
A US holder will generally not be subject to tax under the Income Tax Act on any capital gain realized on a disposition of our common shares, unless the common shares constitute “taxable Canadian property” of the US holder at the time of disposition and the US holder is not entitled to relief under the Convention.  Generally, our common shares will not constitute taxable Canadian property to a US holder provided our common shares are listed on a “designated stock exchange” as defined in the Income Tax Act (which includes the TSX and Nasdaq) at the time of the disposition unless: (a) (i) at any time during the 60-month period immediately preceding the disposition, the US holder, persons with whom the US holder does not deal at arm’s length (within the meaning of the Income Tax Act), or the US holder together with such persons, owned 25% or more of the issued shares of any series or class of our capital stock and (ii) more than 50% of the fair market value of our common shares was derived directly or indirectly (under proposed amendments to the Income Tax Act announced on August 27, 2010, excluding through a corporation, partnership or trust, the shares or interests in which were not themselves taxable Canadian property) from one or any combination of real or immovable property situated in Canada, “Canadian resource property” (as defined in the Income Tax Act), “timber resource property” (as defined in the Income Tax Act) and options in respect of, or interests in, or civil law rights in such property, whether or not such property exists;

or (b) our common shares are deemed under the Income Tax Act to be taxable Canadian property of the US holder.  If our common shares constitute taxable Canadian property of a particular US holder, any capital gain arising on their disposition may be exempt from Canadian tax under the Convention if, at the time of disposition, our common shares do not derive their value principally from real property situated in Canada.

United States Federal Income Tax Considerations
The following discussion summarizes the material US federal income tax consequences to a ‘‘US Holder’’ (as defined below) of the acquisition, ownership and disposition of our common shares. This summary assumes that you hold your common shares as capital assets within the meaning of Section 1221 of the US Internal Revenue Code of 1986, as amended (the “US Tax Code”). This summary does not purport to be a complete analysis of all of the potential United States federal income tax considerations that may be relevant to a particular holder’s acquisition, ownership or disposition of our common shares in light of such holder’s particular circumstances, nor does it address the United States federal income tax consequences applicable to holders subject to special tax rules, including without limitation banks, brokers, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, tax-exempt entities, insurance companies, persons liable for alternative minimum tax, persons that actually or constructively own or have owned 5% or more of our common shares, persons that hold common shares as part of a straddle or a hedge, constructive sale, synthetic security, conversion or other integrated transaction, partnerships and other pass-through entities, persons whose functional currency is not the US dollar, financial institutions, and expatriates of the United States. In addition, this summary does not address the tax consequences arising under the tax laws of any state, local or foreign jurisdiction, nor does this summary address US federal estate or gift tax consequences.

If any entity that is classified as a partnership for United States federal income tax purposes holds common shares, the US federal income tax treatment of its partners will generally depend on the status of the partner and the activities of the partnership. Partnerships and other entities that are classified as partnerships for United States federal income tax purposes and persons holding common shares through a partnership or other entity classified as a partnership for United States federal income tax purposes are urged to consult their own tax advisors regarding the consequences of the acquisition, ownership and disposition of our common shares.

No legal opinion from US legal counsel or ruling from the United States Internal Revenue Service (“IRS”) has been requested, or will be obtained, regarding the US federal income tax consequences of the acquisition, ownership, and disposition of common shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary.

This summary is based on the US Tax Code, the Treasury regulations thereunder (the “Treasury Regulations”), published IRS rulings, administrative interpretations and judicial decisions, all as currently in effect. These authorities are subject to change, repeal or revocation, possibly on a retroactive basis, which may result in United States federal income tax consequences different from those discussed below.

For purposes of this summary, you are a ‘‘US Holder’’ if you are a beneficial owner of common shares and you are for United States federal income tax purposes: (i) an individual who is a citizen or resident of the United States; (ii) a corporation or other entity taxable as a corporation created or organized under the laws of the United States or any political subdivision thereof; (iii) an estate whose income is subject to United States federal income tax regardless of its source; or (iv) a trust: (a) if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust; or (b) that has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.

This summary does not discuss the United States federal income tax consequences to any beneficial owner of common shares that is not a US Holder. Each US Holder is urged to consult its own tax advisor regarding the tax consequences of the acquisition, ownership and disposition of common shares, including the effects of United States federal, state, local, non-United States and other tax laws.

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

If you are a non-corporate US Holder, including an individual, dividends you receive in taxable years beginning before January 1, 2013, may be subject to United States federal income tax at the lower rates applicable to capital gains, provided that: (i) we are a “qualified foreign corporation”; and (ii) certain holding period and other requirements are satisfied. A qualified foreign corporation includes a non-United States corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States that includes an exchange of information program and that the United States Treasury Department has determined to be satisfactory for purposes of the qualified dividend provisions of the US Tax Code. The United States Treasury Department has determined that the Convention (as defined above) is satisfactory for purposes of the qualified dividend provisions of the US Tax Code. In addition, a foreign corporation not otherwise treated as a qualified foreign corporation shall be so treated with regard to any dividend paid by such corporation if the stock with respect to which the dividend is paid is regularly tradable on an established securities market in the United States. A qualified foreign corporation does not include a non-United States corporation that is a PFIC for the taxable year in which a dividend is paid or that was a PFIC for the preceding taxable year. Accordingly, dividends on the common shares that are received in taxable years beginning before January 1, 2013 will be eligible for these lower rates of taxation provided that: (i) we are not a PFIC for the taxable year the dividend is paid or for the preceding taxable year; (ii) we are eligible for the benefits of the Convention or our common shares are readily tradable on an established securities market in the United States; and (iii) you satisfy certain holding period and other requirements. You should consult your own tax advisors regarding the application of these rules.

Any tax withheld under Canadian law with respect to distributions on our common shares at a rate not exceeding the rate provided in the Convention may, subject to a number of complex limitations, be claimed as a foreign tax credit against your US federal income tax liability or may be claimed as a deduction for US federal income tax purposes. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed with respect to our common shares will be foreign source income and generally will constitute ‘‘passive category income’’ or, in the case of certain US Holders, ‘‘general category income.” The rules relating to United States foreign tax credits are complex and the availability of a foreign tax credit depends on numerous factors. You should consult your own tax advisors concerning the application of the United States foreign tax credit rules to your particular situation.

The gross amount of distributions paid in Canadian dollars will be included by each US Holder in gross income in a US dollar amount calculated by reference to the exchange rate in effect on the day the distributions are paid, regardless of whether the payment is in fact converted into US dollars on such date. You will have a basis in the Canadian dollars equal to their US dollar value on the day the distributions are paid.  If you convert such Canadian dollars into US dollars on the date of the payment, you should not be required to recognize any foreign currency gain or loss with respect to the receipt of the Canadian dollar distributions. If instead you convert such Canadian dollars into US dollars at a later date, any foreign currency gain or loss realized from the conversion of the Canadian dollars will be treated as US source ordinary income or loss.

Taxation of Dispositions of Common Shares
Subject to the PFIC rules discussed below, upon a sale or other taxable disposition of common shares, you generally will recognize capital gain or loss for United States federal income tax purposes equal to the difference, if any, between the amount you realize and your adjusted tax basis in your common shares. Your adjusted tax basis in our common shares generally will be the cost to you of such shares, as determined under United States federal income tax principles. For taxable years beginning before January 1, 2013, a capital gain of a non-corporate US Holder, including an individual, generally will be taxed at a maximum rate of 15% if the property has been held for more than one year. The deductibility of capital losses is subject to limitations. The gain or loss generally will be a gain or loss from sources within the United States for United States foreign tax credit limitation purposes.

If a US Holder receives any Canadian dollars on the sale or other taxable disposition of our common shares, such US Holder may recognize ordinary income or loss as a result of currency fluctuations between the date of the sale or other taxable disposition of our common shares and the date the sale proceeds are converted into US dollars.

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

Based on our structure, and the composition of our income and assets, we do not believe that we were a PFIC for the taxable year ended December 31, 2011 or the prior taxable year. However, there can be no assurance the IRS will not successfully challenge our position or that we will not become a PFIC in a future taxable year, as PFIC status is retested each year and depends on our assets and income in such year. If we are classified as a PFIC at any time you hold our common shares, you may be subject to an increased United States federal income tax liability and a special interest charge in respect of a gain recognized on the sale or other disposition of your common shares and upon the receipt of certain ‘‘excess distributions’’ (as defined in the US Tax Code). Additionally, if we are classified as a PFIC in any taxable year during which you own common shares, you must file an annual  information return on IRS Form 8621 reporting such ownership of common shares. The failure to file such annual information return could result in the imposition of penalties on you and in the extension of the statute of limitations with respect to federal income tax returns filed by you. However, this reporting requirement has been temporarily suspended.

To mitigate the adverse consequences of the PFIC tax regime, you may be eligible to make: (i) a ‘‘qualified electing fund’’ election (a QEF election), as defined in the US Tax Code, to be taxed currently on your pro rata portion of our ordinary earnings and net capital gain, whether or not such earnings or gain is distributed in the form of dividends or otherwise, or (ii) a ‘‘mark-to-market’’ election and thereby agree for the year of the election and each subsequent tax year to recognize ordinary gain or loss (but only to the extent of prior ordinary gain) based on the increase or decrease in market value for such taxable year. Your tax basis in our common shares would be adjusted to reflect any such income or loss.

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

Information Reporting and Backup Withholding
If you are a US Holder, information reporting on IRS Form 1099 generally will apply with respect to: (i) dividend payments or other taxable distributions made to you within the United States; and (ii) the payment of proceeds to you from the sale of common shares effected at a United States office of a broker (and under certain circumstances at a non-United States office of a broker), unless you come within certain categories of exempt recipients.

Additionally, backup withholding may apply to such payments if you are a non-corporate US Holder that does not come within certain categories of exempt recipients and you: (i) fail to provide an accurate taxpayer identification number; (ii) are notified by the IRS that you have failed to report all interest and dividends required to be shown on your United States federal income tax returns; or (iii) in certain circumstances, fail to comply with other applicable requirements of the backup withholding rules.

A US Holder who does not provide a correct taxpayer identification number may be subject to penalties imposed by the IRS. If backup withholding applies to you, under current law 28% of the gross amount of any payments to you with respect to our common shares will be withheld and paid over to the IRS.

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

Recent Legislative Developments
US federal income tax legislation enacted during 2010 requires certain US Holders that are individuals, estates or trusts to pay up to an additional 3.8% tax on, among other things, interest, dividends and capital gains for taxable years beginning after December 31, 2012. In addition, US federal income tax legislation enacted during 2010 generally requires a US individual to report to the IRS certain interests owned by such individual in stock or securities issued by a non-US person (such as our common shares) on IRS Form 8938, if the aggregate value of all such interests exceeds $50,000. The US Treasury Department and the IRS anticipate that, for taxable years beginning on or after January 1, 2012, these information reporting requirements will apply to certain US entities that own specified foreign financial assets. Failure to report information required under this legislation could result in substantial penalties and in the extension of the statute of limitations with respect to federal income tax returns filed by you. You are urged to consult your own tax advisors regarding the effect, if any, of this legislation on your ownership and disposition of the common shares.

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

None.

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

EVALUATION OF INTERNAL CONTROLS

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the CEO and the CFO and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2011, based on the criteria set forth in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on this assessment, management believes that, as at December 31, 2011, the Company’s internal control over financial reporting is effective. Also, management determined there were no material weaknesses in the Company’s internal control over financial reporting as at December 31, 2011.

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

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

As of January 1, 2011, we adopted IFRS as our standard for financial reporting.  In connection with the adoption of IFRS, we updated our internal controls over financial reporting, as necessary, to facilitate the IFRS convergence and transition as well as the ongoing compliance with the IFRS reporting requirements.
During the year ended December 31, 2011, other than the adoption of IFRS, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

IDENTIFICATION OF THE AUDIT COMMITTEE

We have a separately designated Audit Committee established in accordance with Section 3(a) (58) (A) of the Securities Exchange Act of 1934.  Our Audit Committee is comprised of independent members: Norman M. Seagram (Chair), Douglas S. Alexander and Michael Cardiff.

AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined it has at least one Audit Committee financial expert serving on its Audit Committee. Douglas Alexander has been determined to be an Audit Committee financial expert and is independent, as that term is defined by Nasdaq’s listing standards.  The US Securities and Exchange Commission has indicated that the designation of this individual as an Audit Committee financial expert does not make him an “expert” for any purpose, or impose any duties, obligations or liabilities that are greater than those imposed on members of the Audit Committee and Board of Directors who do not carry this designation or affect the duties, obligations or liabilities of any other member of the Audit Committee or Board of Directors.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the total remuneration that was paid by us and our subsidiaries to our independent accountants, PriceWaterhouseCoopers LLP (“PwC”), in each of the year ended December 31, 2011 and 2010:

	CA $ (unaudited)
	2011	2010
Audit fees	$317,023	$310,714
Audit related fees	9,876	10,352
Tax fees	7,919	7,685
All other fees	-	29,425
Total	$334,818	$358,176

Audit Fees
In 2011 and 2010, PwC charged us audit fees totalling CA $317,023 and CA $310,714, respectively. In 2011 and 2010, these fees included professional services rendered for the review of interim financial statements, statutory audits of annual financial statements, consultations about financial and reporting standards and other regulatory audits and filings, including Sarbanes-Oxley compliance.

Audit Related Fees
In 2011 and 2010, PwC charged us audit related fees of CA $9,876 and CA $10,352, respectively.  In 2011 and 2010, these fees included professional services that reasonably relate to the above services and Canadian Public Accounting Board Fees.

Tax Fees
In 2011 and 2010, PwC charged us tax fees of CA $7,919 and CA $7,685 respectively.  In 2011 and 2010, these fees included professional services for tax compliance, tax advice, tax planning and advisory services relating to the preparation of corporate tax returns.

All Other Fees
In 2011 and 2010, PwC charged us other fees of CA $nil and CA $29,425, respectively. In 2010, these fees related to assistance with the preparation of our base shelf prospectus filed in January 2010 and other regulatory matters.

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

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report on Form 20-F.

Management’s Responsibility for Financial Reporting

Management’s Discussion and Analysis of Financial Condition and Results of Operations and the consolidated financial statements have been prepared by management and approved by the Board of Directors of the Corporation. The consolidated financial statements were prepared in accordance with International Financial Reporting Standards and, where appropriate, reflect management’s best estimates and judgments. Where alternative accounting methods exist, management has chosen those methods considered most appropriate in the circumstances. Management is responsible for the accuracy, integrity and objectivity of the consolidated financial statements within reasonable limits of materiality, and for maintaining a system of internal controls over financial reporting as described in “Management’s Report on Internal Control Over Financial Reporting.” Management is also responsible for the preparation and presentation of other financial information included in the Annual Report and its consistency with the consolidated financial statements.

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

The shareholders’ auditors have full access to the Audit Committee, with and without management being present, to discuss the consolidated financial statements and to report their findings from the audit process. The consolidated financial statements have been audited by the shareholders’ independent auditors, PricewaterhouseCoopers LLP, Chartered Accountants, and their report is provided herein.

March 27, 2012

Mississauga, Ontario

Daryl C. F. Wilson President and Chief Executive Officer	Jennifer Barber Chief Financial Officer

Management’s Report on Internal Control Over Financial Reporting

Management of Hydrogenics Corporation (the “Corporation”) is responsible for establishing and maintaining adequate internal control over financial reporting.  Internal control over financial reporting is a process designed by, or under the supervision of, the President and Chief Executive Officer and the Chief Financial Officer and is effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with International Financial Reporting Standards.  It includes those policies and procedures that:

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

•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with International Financial Reporting Standards, and that the Corporation’s receipts and expenditures are made only in accordance with authorizations of management and the Corporation’s directors; and, due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Corporation’s internal control over financial reporting as at December 31, 2011, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that, as at December 31, 2011, the Corporation’s internal control over financial reporting was effective.

March 27, 2012

Mississauga, Ontario

Daryl C. F. Wilson President and Chief Executive Officer	Jennifer Barber Chief Financial Officer

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of Hydrogenics Corporation

We have audited the accompanying consolidated financial statements of Hydrogenics Corporation and its subsidiaries, which comprise the consolidated balance sheets as at December 31, 2011 and December 31, 2010 and January 1, 2010 and the consolidated statements of operations and comprehensive loss, consolidated statements of cash flows, and consolidated statements of changes in equity for the years ended December 31, 2011 and December 31, 2010, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (IASB) and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Hydrogenics Corporation and its subsidiaries as at December 31, 2011 and December 31, 2010 and January 1, 2010 and their financial performance and their cash flows for the years ended December 31, 2011 and December 31, 2010 in accordance with International Financial Reporting Standards as issued by the IASB.

Emphasis of matter

Without qualifying our opinion, we draw attention to note 1 in the consolidated financial statements which describes matters and conditions that indicate the existence of a material uncertainty that casts substantial doubt about Hydrogenics Corporation’s ability to continue as a going concern.

Chartered Accountants, Licensed Public Accountants

Hydrogenics Corporation
Consolidated Balance Sheets
(in thousands of US dollars)

	December 31 2011	December 31 2010	January 1 2010
Assets
Current assets
Cash and cash equivalents	$7,785	$7,881	$9,159
Restricted cash (note 26)	1,861	883	1,603
Trade and other receivables (note 6)	4,151	5,603	3,685
Grants receivable	126	572	490
Inventories (note 7)	9,315	8,376	11,746
Prepaid expenses	626	762	1,270
	23,864	24,077	27,953
Non-current assets
Restricted cash (note 26)	314	225	240
Property, plant and equipment (note 8)	1,790	1,871	2,889
Intangible assets (note 9)	152	200	280
Goodwill (note 10)	4,941	5,100	5,446
	7,197	7,396	8,855
Total assets	$31,061	$31,473	$36,808
Liabilities
Current liabilities
Trade and other payables (note 11)	$9,986	$6,584	$9,861
Provisions (note 12)	1,654	2,350	3,837
Unearned revenue	5,144	3,751	4,546
Warrants (note 14)	1,525	1,252	-
	18,309	13,937	18,244
Non-current liabilities
Other non-current liabilities (note 13)	1,979	2,100	2,555
Total liabilities	20,288	16,037	20,799

Equity
Share capital (note 14)	318,016	313,461	307,038
Contributed surplus	17,480	16,731	16,474
Accumulated other comprehensive loss	(884)	(705)	-
Deficit	(323,839)	(314,051)	(307,503)
Total equity	10,773	15,436	16,009
Total equity and liabilities	$31,061	$31,473	$36,808

Going concern (note 1), Contingencies and guarantees (notes 23 and 26)

Douglas Alexander Chairman	Norman Seagram Director

The accompanying notes form an integral part of these consolidated financial statements.

Hydrogenics Corporation
Consolidated Statements of Operations and Comprehensive Loss
(in thousands of US dollars except for share and per-share amounts)

	2011	2010
Revenues (note 29)	$23,832	$20,930
Cost of sales (notes 16 and 17)	18,344	15,504
Gross profit	5,488	5,426

Operating expenses
Selling, general and administrative expenses (notes 15, 16 and 17)	11,740	11,227
Research and product development expenses (notes 16, 17 and 18)	2,934	3,445
Litigation settlements (note 24)	-	(437)
Other losses	92	102
	14,766	14,337
Loss from operations	(9,278)	(8,911)

Finance income (expenses)
Interest income	41	37
Interest expense	(212)	(213)
Foreign currency gains	304	468
Foreign currency losses	(311)	(359)
Other finance (losses) gains, net (note 19)	(332)	2,433
Finance income (loss), net	(510)	2 ,366

Loss before income taxes	(9,788)	(6,545)
Income tax expense (note 20)	-	3
Net loss for the year	(9,788)	(6,548)

Exchange differences on translating foreign operations	(179)	(705)
Comprehensive loss for the year	$(9,967)	$(7,253)

Net loss per share
Basic and diluted (note 21)	$(1.58)	$(1.40)

Weighted average number of common shares outstanding (note 21)	6,180,048	4,689,504

The accompanying notes form an integral part of these consolidated financial statements.

Hydrogenics Corporation
Consolidated Statements of Changes in Equity
(in thousands of US dollars, except for share and per share amounts)

	Common shares		Contributed		Accumulated other Com- prehensive	Total
	Number	Amount	surplus	Deficit	loss	equity
Balance at January 1, 2010	3,701,987	$307,038	$16,474	$(307,503)	$-	$16,009
Comprehensive loss for the year	-	-	-	(6,548)	(705)	(7,253)
Issuance of common shares (note 14)	1,786,660	6,423	-	-	-	6,423
Adjustment for partial shares on share consolidation	(17)	-	-	-	-	-
Stock-based compensation expense (note 15)	-	-	257	-	-	257
Balance at December 31, 2010	5,488,630	313,461	16,731	(314,051)	(705)	15,436
Comprehensive loss for the year	-	-	-	(9,788)	(179)	(9,967)
Issuance of common shares (note 14)	1,115,245	4,542	-	-	-	4,542
Adjustment for partial shares on share consolidation	(2)	-	-	-	-	-
Issuance of common shares on exercise of stock options (note 15)	1,775	13	-	-	-	13
Stock-based compensation expense (note 15)	-	-	749	-	-	749
Balance at December 31, 2011	6,605,648	$318,016	$17,480	$(323,839)	$(884)	$10,773

The authorized share capital of the Corporation consists of an unlimited number of common shares, with no par value, and an unlimited number of preferred shares in series, with no par value.

The accompanying notes form an integral part of these consolidated financial statements.

Hydrogenics Corporation
Consolidated Statements of Cash Flows
Years ended December 31
(in thousands of US dollars)

	2011	2010
Cash and cash equivalents provided by (used in):
Operating activities
Net loss for the year	$(9,788)	$(6,548)
Items not affecting cash:
Loss on disposal of assets	42	93
Amortization and depreciation	950	995
Other finance losses (gains), net (note 19)	332	(2,433)
Unrealized foreign exchange gains	209	(91)
Non-cash selling, general and administrative expenses	-	763
Stock-based compensation (note 15)	749	257
Portion of borrowings recorded as a reduction from research and product development expenses (note 13)	(913)	-
Imputed interest on long-term debt (note 13)	7	-
Net change in non-cash working capital (note 28)	4,717	(3,050)
Cash used in operating activities	(3,695)	(10,014)

Investing activities
(Increase) decrease in restricted cash	(1,067)	735
Proceeds from disposal of property, plant and equipment	10	112
Purchase of property, plant and equipment	(897)	(377)
Purchase of intangible assets	(22)	(3)
Cash provided by (used in) investing activities	(1,976)	467

Financing activities
Repayment of post-retirement benefit liability (note 13)	(101)	(97)
Repayment of repayable government contributions (note 13)	(269)	-
Proceeds of borrowings, net of transaction costs (note 13)	1,390	-
Common shares and warrants issued and exercised, net of issuance costs (note 14)	4,555	8,366
Cash provided by financing activities	5,575	8,269

Decrease in cash and cash equivalents during the year	(96)	(1,278)
Cash and cash equivalents - Beginning of year	7,881	9,159
Cash and cash equivalents - End of year	$7,785	$7,881

Supplemental disclosure
Income taxes paid	$2	$2
Interest paid	186	214

The accompanying notes form an integral part of these consolidated financial statements.

HYDROGENICS CORPORATION
Notes to Consolidated Financial Statements
(Thousands of US dollars, except  for share and per share amounts)

Note 1.  Description of Business and Going Concern

Hydrogenics Corporation and its subsidiaries (“Hydrogenics” or the “Corporation”) design, develop and manufacture hydrogen generation products based on water electrolysis technology, and fuel cell products based on proton exchange membrane, or PEM, technology. The Corporation has manufacturing plants in Canada and Belgium, a satellite facility in Germany and a branch office in Russia. Its products are sold throughout the world.

The Corporation is incorporated and domiciled in Canada. The address of the Corporation’s registered head office is 220 Admiral Boulevard, Mississauga, Ontario, Canada.  The Corporation is a public corporation and its shares trade under the symbol “HYG” on the Toronto Stock Exchange (“TSX”) and under the symbol “HYGS” on the NASDAQ.

While the accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the discharge of liabilities during the normal course of operations and the continuation of operations for the foreseeable future, there are material uncertainties related to certain conditions and events that cast substantial doubt on the Corporation’s ability to continue as a going concern.

These events and conditions include the Corporation’s ability to generate profits and related positive operating cash flows, which requires the Corporation to increase its revenues. There are various uncertainties affecting the Corporation’s revenues, including the current market environment, the level of sales orders, the adoption of new technologies by customers, the continuing development of products by the Corporation, price competition, and the ability of customers to finance purchases.  In addition, the Corporation also requires additional funding in the form of debt or equity and there are uncertainties surrounding the Corporation’s ability to access additional capital, including the volatility in prevailing economic conditions in recent months and years.

The Corporation’s strategy to mitigate these risks and uncertainties is to execute a business plan aimed at increasing market penetration to achieve forecasted revenues, improve operating cash flows, continuing to invest in research and product development, entering into complementary markets, improving overall gross margins, and securing additional financing to fund its operations as needed.

While the Corporation continues to pursue various initiatives to execute on its business plan, the success of these initiatives cannot be assured due to the uncertainties described above.

These consolidated financial statements do not include any adjustments or disclosures that may result from the Corporation’s inability to continue as a going concern. If the going concern assumption were not found to be appropriate for these consolidated financial statements, adjustments might be necessary to the carrying values of assets and liabilities and the reported expenses and consolidated balance sheet classifications; such adjustments could be material.

Note 2.  Basis of Preparation and Adoption of IFRS

The Corporation prepared its consolidated financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”), as set out in the Handbook of The Canadian Institute of Chartered Accountants (“CICA Handbook”). In 2010, the CICA Handbook was revised to incorporate International Financial Reporting Standards (“IFRS”) and to require publicly accountable enterprises to apply these standards effective for years beginning on or after January 1, 2011. Accordingly, these are the Corporation’s first annual consolidated financial statements prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”).  In these consolidated financial statements, the term “Canadian GAAP” refers to Canadian GAAP before the adoption of IFRS.

These consolidated financial statements have been prepared in accordance with IFRS. Subject to certain transition elections disclosed in note 5, the Corporation has consistently applied the same accounting policies in its opening IFRS consolidated balance sheet at January 1, 2010 and throughout all years presented, as if these policies had always been in effect. Note 5 discloses the impact of the transition to IFRS on the Corporation's reported financial position, financial performance and cash flows, including the

HYDROGENICS CORPORATION
Notes to Consolidated Financial Statements
(Thousands of US dollars, except  for share and per share amounts)

nature and effect of significant changes in accounting policies from those used in the Corporation’s annual consolidated financial statements for the year ended December 31, 2010 prepared under Canadian GAAP.

The policies applied in these consolidated financial statements are based on IFRS policies effective as of December 31, 2011. The Board of Directors approved the consolidated financial statements on March 27, 2012.

Note 3.  Summary of Significant Accounting Policies, Judgments and Estimation Uncertainty

Summary of significant accounting policies

Basis of measurement
The consolidated financial statements have been prepared under the historical cost convention, except for the revaluation of certain financial assets and financial liabilities to fair value.

Basis of consolidation
The consolidated financial statements of the Corporation include the accounts of Hydrogenics and the consolidated accounts of all of its subsidiaries. All intercompany transactions, balances and unrealized gains on transactions between group companies have been eliminated. Unrealized losses have also been eliminated. Accounting policies of subsidiaries have been changed, where necessary, to ensure consistency with the policies adopted by the Corporation. Subsidiaries include all entities controlled by the Corporation. Control exists when the Corporation has the power to, directly or indirectly, govern the financial and operating policies. The existence and potential voting rights that are presently exercisable or convertible are considered when assessing whether the Corporation controls another entity. Subsidiaries are fully consolidated from the date on which control is obtained by the Corporation and are deconsolidated from the date on which control ceases.

Foreign currency translation
Items included in the financial statements of each consolidated entity in the Corporation’s consolidated financial statements are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The consolidated financial statements are presented in US dollars, which is the parent company’s functional currency.

The functional currency of the Corporation’s OnSite Generation segment is the euro, which is the currency of the primary economic environment in which the subsidiary operates. OnSite Generation primarily consists of the Corporation’s self-sustaining subsidiary located in Belgium The financial statements of the subsidiary (“foreign operations”) are translated into US dollars as follows: assets and liabilities - at the closing rate at the dates of the balance sheets; and income and expenses - at the average rate during the year as this is considered a reasonable approximation to actual rates. All resulting changes are recognized in other comprehensive income (loss) as cumulative translation adjustments.

When an entity disposes of its entire interest in a foreign operation or loses control, joint control or significant influence over a foreign operation, the foreign currency gains or losses accumulated in other comprehensive income (loss) related to the foreign operation are recognized in profit or loss. If an entity disposes of part of an interest in a foreign operation that remains as a subsidiary, a proportionate amount of foreign currency gains or losses accumulated in other comprehensive income (loss) related to the subsidiary are reallocated between controlling and non-controlling interests.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in currencies other than an operation’s functional currency are recognized in the consolidated statements of operations and comprehensive loss.

HYDROGENICS CORPORATION
Notes to Consolidated Financial Statements
(Thousands of US dollars, except  for share and per share amounts)

Cash and cash equivalents and restricted cash
Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash, which are subject to an insignificant risk of change in value. Cash and cash equivalents, including restricted cash, include cash on hand, deposits held with banks and other short-term highly liquid investments with original maturities of three months or less.

Financial instruments
Financial assets and financial liabilities are recognized on the trade date – the date on which the Corporation becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Corporation has transferred substantially all risks and rewards of ownership. Financial assets and financial liabilities are offset and the net amount reported in the consolidated balance sheets when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the financial asset and settle the financial liability simultaneously.

At initial recognition, the Corporation classifies its financial instruments in the following categories depending on the purpose for which the instruments were acquired, as follows:

(i)
Financial assets and financial liabilities at fair value through profit or loss. A financial asset or financial liability is classified in this category if acquired principally for the purpose of selling or repurchasing in the short term. Derivatives are also included in this category unless designated as hedges. Financial instruments in this category are recognized initially and subsequently at fair value. Transaction costs are expensed in the consolidated statements of operations and comprehensive loss. Gains and losses arising from changes in fair value are presented in the consolidated statements of operations and comprehensive loss within other gains and losses in the period in which they arise. Financial assets and financial liabilities at fair value through profit or loss are classified as current, except for the portion expected to be realized or paid beyond 12 months of the consolidated balance sheet dates, which is classified as non-current. The Corporation’s sole financial liability at fair value through profit or loss is warrants.

(ii)
Loans and receivables. Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. The Corporation’s loans and receivables comprise trade and other receivables, cash and cash equivalents, and restricted cash, and are classified as current, except for the portion expected to be realized or paid beyond 12 months of the consolidated balance sheet dates, which is classified as non-current. Loans and receivables are initially recognized at fair value. Subsequently, loans and receivables are measured at amortized cost using the effective interest method less a provision for impairment.

(iii)
Financial liabilities at amortized cost. Financial liabilities at amortized cost include trade and other payables, repayable government contributions, and long-term debt. Trade and other payables and long-term debt are initially recognized at fair value. Subsequently, trade and other payables are measured at amortized cost using the effective interest method. Repayable government contributions and long-term debt are recognized initially at fair value and subsequently at amortized cost using the effective interest method. At the end of each reporting period, interest accretion related to repayable government contributions is included in interest expense and changes in value attributable to changes in the timing and amount of estimated future cash flows are included in other finance gains and losses, net.

Financial liabilities are classified as current liabilities if payment is due within 12 months (or within the normal operating cycle of the business if longer). Otherwise, they are presented as non-current liabilities.

HYDROGENICS CORPORATION
Notes to Consolidated Financial Statements
(Thousands of US dollars, except  for share and per share amounts)

Impairment of financial assets
At each reporting date, the Corporation assesses whether there is objective evidence that a financial asset is impaired. If such evidence exists, the Corporation recognizes an impairment loss on the financial asset, which is carried at amortized cost. The loss is determined as the difference between the amortized cost of the financial asset and the present value of the estimated future cash flows, discounted using the financial asset’s original effective interest rate. The carrying value of the asset is reduced by this amount indirectly through the use of an allowance account. Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized.

Inventories
Raw materials, work-in-progress and finished goods are valued at the lower of cost, determined on a first-in first-out basis, and net realizable value. Cost is determined using the first-in, first-out (“FIFO”) method.   Inventory costs include the cost of material, labour, variable overhead and an allocation of fixed manufacturing overhead including amortization based on normal production volumes.  Net realizable value is the estimated selling price less estimated costs of completion and applicable selling expenses. If carrying value exceeds the net realizable amount, a writedown is recognized. The writedown may be reversed in a subsequent period if the circumstances causing it no longer exist.

Property, plant and equipment
Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. Subsequent costs are included in the asset’s carrying value or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Corporation and the cost can be measured reliably. The cost and accumulated depreciation of replaced assets are derecognized when replaced. Repairs and maintenance costs are charged to the consolidated statements of operations and comprehensive loss during the period in which they are incurred.

Depreciation is calculated on a diminishing balance method to depreciate the cost of the assets to their residual values over their estimated useful lives. The depreciation rates applicable to each category of property, plant and equipment are as follows:

Test equipment	30% per annum
Furniture and equipment	20% per annum
Computer hardware	30% per annum
Automobiles	30% per annum

Leasehold improvements are depreciated on a straight-line basis over the term of the lease.

Residual values, method of depreciation and useful lives of the assets are reviewed at least annually and adjusted if appropriate.

Construction-in-progress assets are not depreciated until such time they are available for use. Depreciation ceases at the earlier of the date the asset is classified as held-for-sale and the date the asset is derecognized.

Gains and losses on disposals of property, plant and equipment are determined by comparing the proceeds with the carrying value of the asset and are included as part of other gains and losses in the consolidated statements of operations and comprehensive loss.

HYDROGENICS CORPORATION
Notes to Consolidated Financial Statements
(Thousands of US dollars, except  for share and per share amounts)

Identifiable intangible assets and research and product development costs
The Corporation’s intangible assets consist of computer software with finite useful lives. These assets are capitalized and amortized over their estimated useful lives using the diminishing balance method at 30% per annum. Costs associated with maintaining computer software programs are recognized as an expense as incurred.

The Corporation incurs costs associated with the design and development of new products. Expenditures during the research phase are expensed as incurred. Expenditures during the development phase are capitalized if the Corporation can demonstrate each of the following criteria: (i) the technical feasibility of completing the intangible asset so that it will be available-for-use or sale; (ii) its intention to complete the intangible asset and use or sell it; (iii) its ability to use or sell the intangible asset; (iv) how the intangible asset will generate probable future economic benefits; (v) the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and (vi) its ability to measure reliably the expenditure attributable to the intangible asset during its development; otherwise, they are expensed as incurred. To date, no product development costs have been capitalized.

Impairment of non-financial assets
Property, plant and equipment and intangible assets are tested for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Intangible assets with an indefinite useful life or intangible assets not yet available-for-use are subject to an annual impairment test. For the purpose of measuring recoverable values, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units or “CGUs”). The recoverable value is the higher of an asset’s fair value less costs to sell and value in use (which is the present value of the expected future cash flows of the relevant asset or CGU). An impairment loss is recognized for the value by which the asset’s carrying value exceeds its recoverable value.

Goodwill is reviewed for impairment annually or at any time if an indicator of impairment exists. Refer below under “Critical accounting estimates and judgments” for a detailed discussion on how the goodwill testing is performed. Goodwill acquired through a business combination is allocated to each CGU or group of CGUs that is expected to benefit from the related business combination. A group of CGUs represents the lowest level within the entity at which goodwill is monitored for internal management purposes, which is not higher than an operating segment. The Corporation has two CGUs, which are OnSite Generation and Power Systems. OnSite Generation includes the design, development, manufacture and sale of hydrogen generation products. Power Systems includes the design, development, manufacture and sale of fuel cell products. The goodwill recorded in the Corporation’s consolidated financial statements relates entirely to the OnSite Generation CGU. Goodwill is not amortized.

The Corporation evaluates impairment losses, other than goodwill impairment, for potential reversals when events or circumstances warrant such consideration.

Provisions and product warranties
Provisions are recognized when the Corporation has a present legal or constructive obligation as a result of past events, it is more likely than not that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are measured based on management’s best estimate of the expenditure required to settle the obligation at the end of the reporting period, and are discounted to their present value where the effect is material. Additionally, the Corporation performs evaluations to identify onerous contracts and, where applicable, records provisions for such contracts. Onerous contracts are those in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. The unavoidable costs under a contract reflect the least net cost of exiting from the contract, which is the lower of the cost of fulfilling it and any compensation or penalties arising from the failure to fulfill it.

The Corporation typically provides a warranty for parts and/or labour for up to one year or based on time or certain operating specifications, such as hours of operation. In establishing the warranty provision, the

HYDROGENICS CORPORATION
Notes to Consolidated Financial Statements
(Thousands of US dollars, except  for share and per share amounts)

Corporation estimates the likelihood that products sold will experience warranty claims and the estimated cost to resolve claims received, taking into account the nature of the contract and past and projected experience with the products. Provisions are reviewed at each consolidated balance sheet date and adjusted to reflect the current best estimate. If it is no longer probable that a payment to settle the obligation will be incurred, the provision is reversed.

Legal obligations to retire tangible long-lived assets are recorded at the present value of expenditures expected to be required to settle the obligation at acquisition with a corresponding increase in asset value. These obligations include provisions to restore leased premises to their pre-occupied condition where required by certain property leases. The liability is accreted over the life of the asset to fair value and the increase in asset value is depreciated over the remaining useful life of the asset. Any changes in estimates relating to the liability are accounted for prospectively from the period in which they arise.

Warrants
The Corporation has warrants outstanding, which can be settled in cash at the option of the holder in the case of certain defined transactions (“Fundamental Transactions”), such as a change in control of the Corporation.  The cash settlement amount is determined based on the Black-Scholes value on the date of the Fundamental Transaction.  The Corporation has classified these warrants as a liability at issuance because of the cash settlement features associated with the warrants.  The fair value is determined using a binomial pricing model that relies on observable inputs, such as the market price of the Corporation’s underlying common shares, the term to maturity, risk-free interest rate and volatility. The change in fair value during the period is included within other finance gains and losses, net.

Leases
In accordance with International Accounting Standard (“IAS”) 17, Leases, leases are classified as finance leases when the lease arrangement transfers substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases. The assets held under a finance lease are recognized as assets at the lower of the following two values: the present value of the minimum lease payments under the lease arrangement or their fair value determined at inception of the lease. The corresponding obligation to the lessor is accounted for as long-term debt. These assets are depreciated over the shorter of the useful life of the assets and the lease term when there is no reasonable certainty the lessee will obtain ownership by the end of the lease term.

Research and product development funding
Funding for research and product development includes government and non-government research and product development support. Government research and product development funding is recognized when there is reasonable assurance the Corporation has complied with the conditions attached to the funding arrangement and is recognized as the applicable costs are incurred.  Non-governmental funding is recognized when the Corporation becomes party to the contractual provisions of the funding agreement and is recognized as the applicable costs are incurred. Research and product development funding is presented as a reduction in research and product development expenses unless it is for reimbursement of an asset, in which case, it is accounted for as a reduction in the carrying amount of the applicable asset. Where the Corporation receives government contributions that include fixed terms of repayment, a financial liability is recognized and measured in accordance with the terms of IAS 39, Financial Instruments – Recognition and Measurement, as discussed above.

Revenue recognition
Revenue is measured at the fair value of the consideration received or receivable for the gross inflow of economic benefits during the period, arising in the ordinary course of the Corporation’s activities.

Revenue is recognized when the Corporation has transferred the significant risk and rewards of ownership of the goods to the buyer, it is probable the economic benefits will flow to the Corporation, delivery has occurred, and the amount of revenue and costs incurred or to be incurred can be measured reliably. Site commissioning revenue is recognized when the installation has been completed. Revenue is

HYDROGENICS CORPORATION
Notes to Consolidated Financial Statements
(Thousands of US dollars, except  for share and per share amounts)

measured based on the price specified in the sales contract, net of discounts and estimated returns. Historical experience is used to estimate and provide for discounts and returns. For sales of equipment, these criteria are generally met at the time the product is shipped and delivered to the customer and, depending on the delivery conditions, title and risk have passed to the customer and acceptance of the product, when contractually required, has been obtained, either via formal acceptance by the customer or lapse of rejection period. If all other revenue recognition criteria have been met but delivery has not occurred, the Corporation recognizes revenue, provided that the following criteria have been met: (i) the buyer must have assumed title to the goods and accepted billing; (ii) it must be probable delivery will take place; (iii) the goods must be on hand, identified and ready for delivery to the buyer at the time the sale is recognized; (iv) the buyer specifically acknowledges the deferred delivery instructions; and (v) the usual payment terms apply.

The Corporation also enters into transactions that represent multiple-element arrangements, which may include any combination of equipment and service. These multiple-element arrangements are assessed to determine whether they can be sold separately in order to determine whether they can be treated as more than one unit of accounting or element for the purpose of revenue recognition. When there are multiple- elements or units of accounting in an arrangement, the arrangement consideration is allocated to the separate units of accounting or elements on a relative fair value basis. If elements are not separately identifiable components, revenue recognition is deferred until all revenue recognition criteria have been met. The revenue recognition policy described above is then applied to each unit of accounting.

Revenues from long-term contracts, such as customer specific product development contracts are recognized when the outcome of a transaction involving the rendering of services can be estimated reliably, determined under the percentage-of-completion method based on the stage of completion. Under this method, the revenue recognized equals the latest estimate of the total selling price of the contract multiplied by the actual completion rate, determined by reference to the costs incurred for the transaction and the costs to complete the transaction.  The outcome of a transaction can be estimated reliably when the amount of revenue can be measured reliably, it is probable that the economic benefits associated with the transaction will flow to the Corporation, the stage of completion at the end of the reporting period can be measured reliably, and the costs incurred for the transaction and the costs to complete the transaction can be measured reliably. Revenue on a given contract is recognized proportionately with its percentage of completion. The stage of completion is measured on the basis of direct expenses incurred as a percentage of the total direct expenses to be incurred.

If circumstances arise that may change the estimates of revenues, the remaining costs or extent of progress toward completion, estimates of revenues are revised.  These revisions may result in increases or decreases in estimated revenues or remaining costs to complete and are accounted for prospectively from the period in which the circumstances that give rise to the revision become known by management. If the outcome of a transaction cannot be estimated reliably, revenue is recognized only to the extent of the expenses recognized that are recoverable. When the outcome of a transaction cannot be estimated reliably and it is not probable the costs incurred will be recovered, revenue is not recognized and the costs incurred are recognized as an expense. Once the uncertainty surrounding the outcome no longer exists, revenue is recognized by reference to the state of completion of the transaction at the end of the reporting period.

Cash received in advance of revenue being recognized is classified as unearned revenue.

Cost of sales
Cost of product sales includes the cost of finished goods inventory and costs related to shipping and handling. Cost of service sales includes direct labour and additional direct and indirect expenses.

Share capital
Common shares are classified as equity.  Incremental costs directly attributable to the issuance of shares are recognized as a deduction from equity.

HYDROGENICS CORPORATION
Notes to Consolidated Financial Statements
(Thousands of US dollars, except  for share and per share amounts)

Employee benefits

Post-retirement benefit liability
The Corporation has a post-retirement benefit obligation.  The liability, which is unfunded and payable in Canadian dollars, is a defined benefit plan to be paid to a beneficiary and is recognized in the consolidated balance sheets at the present value of the obligation at the consolidated balance sheet dates. Actuarial gains and losses are recognized in full in the consolidated statements of operations and comprehensive loss in the period in which they occur. Current service cost and the interest arising on the pension liability are included in the same line items in the consolidated statements of operations and comprehensive loss as the related compensation cost. Each year, the liability is adjusted for cash payments, accreted interest, actuarial gains and losses and foreign exchange movement impact.

Stock-based compensation
The Corporation’s stock-based compensation plans are summarized below:

(i)
Stock options. The Corporation grants stock options to certain employees. Stock options vest 25% one year from the date of grant and quarterly thereafter over three years and expire after ten years. Each tranche in an award is considered a separate award with its own vesting period and grant date fair value. The fair value of each tranche is measured at the date of grant using the Black-Scholes option pricing model. Compensation expense is recognized over the tranche’s vesting period, and is based on the estimated number of instruments expected to vest, which are then re-estimated at the reporting dates to the extent that subsequent information indicates the actual number of instruments expected to vest is likely to differ from previous estimates.

(ii)
Deferred share units (“DSU”). The cost of the Corporation’s DSUs is charged to selling, general and administrative expenses using the graded vesting method. The DSUs can be settled in cash or common shares at the option of the holder. The fair value of the vested share units is determined using the Black-Scholes option pricing model and revalued at the end of each reporting period until the settlement date. The Corporation has set up a liability in the consolidated balance sheets, included within trade and other payables, for the fair value of the vested DSUs.

(iii)
Restricted share units (“RSU”). The cost of the Corporation’s RSUs is charged to selling, general and administrative expenses using the graded vesting method. Since the RSUs will be settled in cash, the fair value of the vested share units is revalued at the end of each reporting period until the settlement date. The Corporation uses the Black-Scholes option pricing model, including its best estimate of the total number of units that will vest. The Corporation has set up a liability in the consolidated balance sheets, included within trade and other payables for the fair value of the RSUs.

HYDROGENICS CORPORATION
Notes to Consolidated Financial Statements
(Thousands of US dollars, except  for share and per share amounts)

Income taxes
Income tax expense comprises current income tax expense and deferred income tax expense. Income tax expense is recognized in the consolidated statements of operations and comprehensive loss, except to the extent that it relates to items recognized directly in comprehensive loss or equity, in which case, income taxes are also recognized directly in comprehensive loss or equity. If business combinations occur, income taxes may also be recognized in the business combination. Current income taxes are the expected taxes payable on the taxable income for the year, using income tax rates enacted, or substantively enacted at the end of the reporting period, and any adjustment to income taxes payable in respect of previous years.

In general, deferred income taxes are the amount of income taxes expected to be paid or recoverable in future periods in respect of temporary differences, carry-forwards of unused tax losses and carry-forwards of unused tax credits. Deferred income taxes arise between the tax base (the amount attributed to the asset or liability for income tax purposes rather than the amount used in the computation of taxable income) and their carrying values in the consolidated financial statements as well as on unused tax losses and tax credits. Deferred income taxes are determined on a non-discounted basis using tax rates and laws that have been enacted or substantively enacted at the consolidated balance sheet dates and are expected to apply when the deferred income tax asset or liability is settled. Deferred income tax assets are recognized to the extent that it is probable these assets can be recovered.

Deferred income taxes are provided on temporary differences arising on investments in subsidiaries and associates, except, in the case of subsidiaries, where the timing of the reversal of the temporary difference is controlled by the Corporation and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred income tax assets are recognized to the extent it is probable that taxable profits will be available against which the deductible temporary differences and unused tax losses and tax credits can be utilized. The carrying value of deferred income tax assets is reviewed at each consolidated balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the deferred income tax asset to be recovered. Deferred income tax liabilities are not recognized on temporary differences that arise from goodwill, which is not deductible for tax purposes. Deferred income tax assets and liabilities are not recognized in respect of temporary differences that arise on initial recognition of certain assets and liabilities acquired other than in a business combination. Deferred income tax assets and liabilities are presented as non-current.

Net loss per share
Basic net loss per share is calculated based on the weighted average number of common shares outstanding for the year. Diluted net loss per share is calculated using the weighted average number of common shares outstanding for the year for basic net loss per share plus the weighted average number of potential dilutive shares that would have been outstanding during the year had all potential common shares been issued at the beginning of the year or when the underlying options or warrants were granted, if later, unless they were anti-dilutive. The treasury stock method is used to determine the incremental number of shares that would have been outstanding had the Corporation used proceeds from the exercise of stock options and warrants to acquire common shares.

Significant accounting judgments and estimation uncertainties

Critical accounting estimates and judgments
The preparation of consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and notes to the consolidated financial statements. These estimates are based on management’s experience and other factors, including expectations about future events that are believed to be reasonable under the circumstances. Significant areas requiring the Corporation to make estimates include goodwill impairment testing, warranty provisions, warrants, repayable government contributions, and the post-retirement benefit liability.

HYDROGENICS CORPORATION
Notes to Consolidated Financial Statements
(Thousands of US dollars, except  for share and per share amounts)

These estimates and judgments are further discussed below:

(i)	Goodwill impairment testing

The Corporation performed tests for impairment of goodwill at January 1, 2010, December 31, 2010 and December 31, 2011 with the details surrounding these impairment tests discussed below.

The goodwill recorded in the consolidated financial statements relates entirely to the OnSite Generation CGU. The Corporation’s assumptions used in testing goodwill for impairment are affected by current market conditions, which may affect expected revenue.  In addition, while the Corporation continues to implement cost saving initiatives, operating costs may increase more significantly than expected. The Corporation also has significant competition in certain markets in which it operates, which may impact its revenues and operating costs. The recoverable amount of the OnSite Generation CGU was estimated based on an assessment of fair value less costs to sell using a discounted cash flow approach. This approach uses cash flow projections over a three- year period based on budgets approved by management and management’s best estimate of the expectations of market participants. Cash flows thereafter are extrapolated using the estimated annual growth rates and terminal growth rates listed below. The risk premiums expected by market participants related to uncertainties about the industry and assumptions relating to future cash flows may differ or change quickly, depending on economic conditions and other events. Accordingly, it is reasonably possible that future changes in assumptions may negatively impact future assessments of the recoverable amount for the OnSite Generation CGU and the Corporation would be required to recognize an impairment loss. As at January 1, 2010, December 31, 2010 and December 31, 2011, the Corporation’s estimate of the recoverable amount for the OnSite Generation CGU exceeded its respective carrying value by approximately $1,900, $2,000, and $8,200 (30%, 30% and 167%), respectively. The following are key assumptions on which management based its determinations of the recoverable amount for goodwill:

	December 31 2011	December 31 2010	January 1 2010
Gross margin	26% - 30%	24% - 28%	26% - 31%
Average growth rate used to extrapolate cash flows beyond the budget period	7%	4%	8%
Terminal growth rate (2024 and beyond)	2.5%	2.5%	3%
After-tax discount rate	23%	28%	28%

The Corporation determined the gross margin based on past performance and its expectations for market development. The terminal growth rates used are consistent with forecasts included in industry reports. The after-tax discount rates used reflect specific risks in relation to the OnSite Generation CGU.

(ii)	Warranty provision

As noted above, the Corporation typically provides a warranty for parts and/or labour for up to one year or based on time of shipment or commissioning or based on certain operating specifications, such as hours of operation. Management considers historical field data, results of internal testing and, in certain circumstances, application, in determining the value of this provision.

HYDROGENICS CORPORATION
Notes to Consolidated Financial Statements
(Thousands of US dollars, except  for share and per share amounts)

(iii)	Warrants

As noted above, the Corporation has warrants outstanding that can be settled in cash at the option of the holder in the case of Fundamental Transactions. The cash settlement amount is determined based on the Black-Scholes value on the date of the Fundamental Transaction. The key estimates and judgment used by management in arriving at the fair value of these warrants at the end of each period is determined using a binomial pricing model that relies on observable inputs, such as the market price of the Corporation’s underlying common shares, the term to maturity, risk-free interest rate and volatility. The fair value is determined on the assumption that both the probability of a Fundamental Transaction arising and the probability of the exercise price being reduced (in the event the Corporation completes a share offering, whereby the price per common share of such an offering is lower than the current exercise price) are remote.

Key assumptions included the following:

	December 31, 2011		December 31, 2010		January 1, 2010
	Series A	Series B	Series A	Series B	Series A	Series B
Market price of common shares	$5.25	$5.25	$3.76	$3.76	$10.00	$10.00
Risk-free interest rate	1.18%	1.18%	1.74%	1.95%	2.83%	3.00%
Term to maturity	3 years	3.5 years	4 years	4.5 years	5 years	5.5 years
Volatility	72%	77%	86%	84%	80%	78%

(iv)	Repayable government contributions

The Corporation has received government contributions related to certain historical research and development projects.  Under the terms of one of these contracts, prior to its renegotiation in January 2011 (as discussed in note 13), the Corporation was obligated to pay royalties related to the sale of certain of its products. Prior to January 2011, the financial liability was measured as the net present value of future royalties owed, which was based on a percentage of revenues generated over a specific time period.  The key assumptions used in the valuation prior to January 2011 were projected annual revenues and a discount rate of 14%.

Subsequent to January 2011, this liability is measured at the net present value of future specified payments, plus an additional payment of 3% of the net proceeds of all equity instrument financing transactions completed by the Corporation on or before September 30, 2017 or the sum of CA$800, whichever shall be the lesser amount. The key assumptions used in the valuation are the estimate of net proceeds of all equity instrument financing transactions on or before September 30, 2017 and the discount rate of 14%.

(v)	Long-term debt

As described in note 13, the Corporation has entered into a loan agreement with the Province of Ontario Ministry of Economic Development and Trade, Strategic Jobs and Investment Fund for funding up to CA$6,000. The financial liability was measured as the net present value of future cash flows. Additional information related to the accounting treatment for this loan is contained in note 13 of our consolidated financial statements.

The key assumptions used in determining the fair value of the loan are as follows:

-
Certain criteria, such as the retention and creation of a specified number of jobs will be met and hence, the loan will be interest-free for the first five years commencing on the first day of the month following the date of the first disbursement and bear interest at a rate of 3.67% after this five-year period. If the criteria are not met, the loan will bear interest at a rate of 5.67% per annum for the entire term of the loan.

HYDROGENICS CORPORATION
Notes to Consolidated Financial Statements
(Thousands of US dollars, except  for share and per share amounts)

-	A discount rate of 15.5%, which represents the best estimate of the market rate of interest for similar loans.

Note 4. Accounting Standards Issued But Not Yet Applied

The IASB has issued the following standards, which have not yet been adopted by the Corporation. The Corporation has not yet begun the process of assessing the impact the new and amended standards will have on its consolidated financial statements. The Corporation does not expect to adopt these new and amended standards before their effective dates.

The following is a description of the new standards effective for annual periods beginning on or after January 1, 2013, with earlier application permitted:

IFRS 9, Financial Instruments, was issued in November 2009 and addresses classification and measurement of financial assets. It replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model with only two categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments. Such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income (“OCI”). Where equity instruments are measured at fair value through OCI, dividends are recognized in profit or loss to the extent they do not clearly represent a return of investment; however, other gains and losses (including impairments) associated with such instruments remain in accumulated OCI indefinitely.

Requirements for financial liabilities were added to IFRS 9 in October 2010 and they largely carried forward existing requirements in IAS 39, Financial Instruments – Recognition and Measurement, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss are generally recorded in OCI.

IFRS 10, Consolidated Financial Statements, requires an entity to consolidate an investee when it has power over the investee, is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces Standing Interpretations Committee (“SIC”) 12, Consolidation - Special Purpose Entities, and parts of IAS 27, Consolidated and Separate Financial Statements.

IFRS 11, Joint Arrangements, requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting, whereas for a joint operation, the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities - Non-monetary Contributions by Venturers.

IFRS 12, Disclosure of Interests in Other Entities, establishes disclosure requirements for interests in other entities, such as subsidiaries, joint arrangements, associates and unconsolidated structured entities. The standard carries forward existing disclosures, and also introduces significant additional disclosure that address the nature of, and risks associated with, an entity’s interests in other entities.

IFRS 13, Fair Value Measurement, is a comprehensive standard for fair value measurement and disclosure for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and does not always reflect a clear measurement basis or consistent disclosures.

HYDROGENICS CORPORATION
Notes to Consolidated Financial Statements
(Thousands of US dollars, except  for share and per share amounts)

There have been amendments to existing standards, including IAS 27, Separate Financial Statements (“IAS 27”), and IAS 28, Investments in Associates and Joint Ventures (“IAS 28”). IAS 27 addresses accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements. IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10 to 13.

IAS 19, Employee Benefits, has been amended to make significant changes to the recognition and measurement of defined benefit pension expense and termination benefits and to enhance the disclosure of all employee benefits. The amended standard requires immediate recognition of actuarial gains and losses in OCI as they arise, without subsequent recycling to net income. This is consistent with the Corporation’s current accounting policy. Past service cost (which will now include curtailment gains and losses) will no longer be recognized over a service period but instead will be recognized immediately in the period of a plan amendment. Pension benefit cost will be split between: (i) the cost of benefits accrued in the current period (service cost) and benefit changes (past service cost, settlements and curtailments); and (ii) finance expense or income. The finance expense or income component will be calculated based on the net defined benefit asset or liability. A number of other amendments have been made to recognition, measurement and classification, including redefining short-term and other long-term benefits, guidance on the treatment of taxes related to benefit plans, guidance on risk/cost sharing features, and expanded disclosures.

The following is a description of the new standards effective for annual periods beginning on or after July 1, 2012, with earlier application permitted:

IAS 1, Presentation of Financial Statements, has been amended to require entities to separate items presented in OCI into two groups, based on whether or not items may be recycled in the future. Entities that choose to present OCI items before income taxes will be required to show the amount of income tax related to the two groups separately. The amendment is effective for annual periods beginning on or after July 1, 2012, with earlier application permitted.

Note 5. Transition to IFRS

Overview

The effect of the Corporation’s transition to IFRS, described in note 2, is summarized as follows: (i) transition elections; (ii) reconciliation of equity and comprehensive loss as previously reported under Canadian GAAP to IFRS; (iii) explanatory notes; and (iv) adjustments to the consolidated statements of cash flows.

(i)	Transition elections

The adoption of IFRS requires the application of IFRS 1, First-time Adoption of International Financial Reporting Standards (“IFRS 1”), which provides guidance for an entity’s initial adoption of IFRS. IFRS 1 generally requires retrospective application of IFRS effective at the end of the Corporation’s first annual IFRS reporting period. However, IFRS 1 also provides certain optional exemptions and mandatory exceptions to this retrospective treatment. The Corporation has applied the following transitional exceptions and exemptions to full retrospective application of IFRS in its preparation of an opening IFRS consolidated balance sheet as at January 1, 2010, the Corporation’s “transition date”:

a)
To elect not to apply retrospective treatment to certain aspects of IAS 21, The Effect of Changes in Foreign Exchange Rates, and deem the cumulative translation differences for all foreign operations to be zero at the transition date.

b)
To apply IAS 23, Borrowing Costs (“IAS 23”), prospectively from the transition date. IAS 23 requires the capitalization of borrowing costs directly attributable to the acquisition, production or construction of certain assets.

HYDROGENICS CORPORATION
Notes to Consolidated Financial Statements
(Thousands of US dollars, except  for share and per share amounts)

c)	To apply IFRS 2, Share-based Payments, retrospectively only to awards that were issued after November 7, 2002 and had not vested by the transition date.

d)
To apply IFRS 3, Business Combinations, prospectively from the transition date and, therefore, not restate business combinations that took place prior to the transition date. As such, Canadian GAAP balances relating to business combinations entered into before the transition date, including goodwill, have been carried forward without adjustment.

e)
To apply the transition provisions of International Financial Reporting Interpretations Committee 4, Determining Whether an Arrangement Contains a Lease, to determine whether arrangements existing at the transition date contain a lease based on the circumstances existing at the transition date, rather than the historical date.

IFRS 1 does not permit changes to estimates that have been made previously. Accordingly, estimates used in the preparation of the Corporation’s opening IFRS consolidated balance sheet as at the transition date are consistent with those made under current Canadian GAAP.

The Corporation’s transition date IFRS consolidated balance sheet is included as comparative information in the consolidated balance sheets in these consolidated financial statements.

HYDROGENICS CORPORATION
Notes to Consolidated Financial Statements
(Thousands of US dollars, except  for share and per share amounts)

(ii)	Reconciliation of equity and comprehensive loss as previously reported under Canadian GAAP to IFRS

	December 31, 2010			January 1, 2010
Assets	Cdn GAAP	Adj.	IFRS	Cdn GAAP	Adj.	IFRS
Current assets
Cash and cash equivalents	$7,881	$-	$7,881	$9,159	$-	$9,159
Restricted cash	883	-	883	1,603	-	1,603
Trade and other receivables	5,603	-	5,603	3,685	-	3,685
Grants receivable	572	-	572	490	-	490
Inventories	8,376	-	8,376	11,746	-	11,746
Prepaid expenses	762	-	762	1,270	-	1,270
	24,077	-	24,077	27,953	-	27,953
Non-current assets
Restricted cash	225	-	225	240	-	240
Property, plant and equipment	1,871	-	1,871	2,889	-	2,889
Intangible assets	200	-	200	280	-	280
Goodwill	5,100	-	5,100	5,446	-	5,446
	7,396	-	7,396	8,855	-	8,855
Total assets	$31,473	$-	$31,473	$36,808	$-	$36,808
Liabilities
Current liabilities
Trade and other payables (note 5 (iii)(a)(b))	$10,096	$(3,512)	$6,584	$14,782	$(4,921)	$9,861
Provisions (note 5 (iii)(a))	-	2,350	2,350	-	3,837	3,837
Unearned revenue	3,751	-	3,751	4,546	-	4,546
Warrants (note 5 (iii)(d))	-	1,252	1,252	-	-	-
	13,847	90	13,937	19,328	(1,084)	18,244
Non-current liabilities
Other non-current liabilities (note 5 (iii) (b)(c))	-	2,100	2,100	-	2,555	2,555
	13,847	2,190	16,037	19,328	1,471	20,799
EQUITY
Share capital (note 5 (iii)(d))	316,167	(2,706)	313,461	307,038	-	307,038
Contributed surplus (note 5 (iii)(e))	16,992	(261)	16,731	16,713	(239)	16,474
Accumulated other comprehensive income (loss) (note 5 (iii)(g))	(6,181)	5,476	(705)	(5,476)	5,476	-
Deficit (note 5 (iii)(h))	(309,352)	(4,699)	(314,051)	(300,795)	(6,708)	(307,503)
Total equity	17,626	(2,190)	15,436	17,480	(1,471)	16,009
Total equity and liabilities	$31,473	$-	$31,473	$36,808	$-	$36,808

HYDROGENICS CORPORATION
Notes to Consolidated Financial Statements
(Thousands of US dollars, except  for share and per share amounts)

		Year ended December 31 2010
	Canadian GAAP	Adj.	IFRS
Revenues	$20,930	$-	$20,930
Cost of sales	15,504	-	15,504
Gross profit	5,426	-	5,426

Selling, general and administrative expenses (note 5 (iii) (d)(e)(f))	10,228	999	11,227
Research and product development expenses	3,445	-	3,445
Litigation settlements	(437)	-	(437)
Other losses	102	-	102
Depreciation of property, plant and equipment (note 5 (iii)(f))	690	(690)	-
Amortization of intangible assets (note 5 (iii)(f))	96	(96)	-
	14,124	213	14,337
Loss from operations	(8,698)	213	(8,911)

Interest income	37	-	37
Interest expense (note 5 (iii)(c))	(2)	(211)	(213)
Foreign currency gains	468	-	468
Finance currency losses	(359)	-	(359)
Other finance gains, net (note 5 (iii)(c)(d))	-	2,433	2,433
Finance income, net	144	2,222	2,366

Loss before income taxes	(8,554)	2,009	(6,545)
Current income tax expense	3	-	3
Net loss for the year	(8,557)	2,009	(6,548)

Exchange differences on translating foreign operations	(705)	-	(705)
Comprehensive loss for the year	$(9,262)	$2,009	$(7,253)

(iii)	Explanatory notes

a)
Warranties and other provisions. Under IFRS, warranty and other provisions, which were classified as accounts payable and accrued liabilities in Canadian GAAP consolidated financial statements have been reclassified as provisions. Refer to note 12 for further discussion.

b)
Post-retirement benefit liability. The Corporation has a liability for a post-retirement benefit obligation, which is unfunded and payable in Canadian dollars. This liability was classified in accounts payable and accrued liabilities in the Canadian GAAP consolidated financial statements.  In preparing the IFRS consolidated balance sheet, the non-current portion of this financial liability has been classified in other non-current liabilities. The amounts of this reclassification at January 1, 2010 and December 31, 2010 were $1,084 and $1,162, respectively.

c)
Repayable government contributions. The Corporation has received government contributions related to certain historical research and development projects.  Under the terms of one of these contracts, prior to its renegotiation in January 2011 (as discussed in note 13), the Corporation was obligated to pay royalties related to the sale of certain of its products.  Under the terms of IAS 39, there is a requirement for this contract to be recorded as a financial liability under IFRS.  The financial liability is measured as the net present value of future royalties owed, which are based on a percentage of revenues generated over a specific time period (see note 13 (ii) for

HYDROGENICS CORPORATION
Notes to Consolidated Financial Statements
(Thousands of US dollars, except  for share and per share amounts)

further details). Under Canadian GAAP, the royalty obligation was accrued at the time of sale.  The adjustments to the values of this financial liability at January 1, 2010 and December 31, 2010 were $1,471 and $938, respectively.  Changes in the value of this financial liability of $(744) have been recorded in other finance gains and losses, net and interest accretion of $211 has been recorded in interest expense for the year ended December 31, 2010, respectively.

d)
Warrants. As described in note 14, on January 14, 2010, the Corporation issued 500,002 warrants, pursuant to a registered direct offering (the “Offering”). The warrants can be settled in cash at the option of the holder in the case of certain Fundamental Transactions, such as a change in control of the Corporation. The cash settlement amount is determined based on the Black-Scholes value on the date of the Fundamental Transaction. For Canadian GAAP, the Corporation has included the warrants within share capital because it was not probable that a Fundamental Transaction would occur. Under IFRS, the Corporation is required to classify these warrants as a liability at the time of their issuance because of the cash settlement features associated with the warrants. The Corporation measured the fair value of these warrants under IFRS at the time of issuance as $2,941, and $1,252 at December 31, 2010. The fair value as determined using a binomial pricing model that relies on observable inputs, such as the market price of the Corporation’s underlying common shares, the term to maturity, risk-free interest rate and volatility. Transaction costs incurred and applicable to the warrants of $235 have been included in selling, general and administrative expenses for the year ended December 31, 2010. The change in fair value during the year ended December 31, 2010 of $1,689 is included within net loss for IFRS.

e)
Stock-based compensation. Under IFRS, stock-based compensation cost is based on the estimated number of instruments expected to vest, which are then re-estimated at reporting dates to the extent that subsequent information indicates the actual number of instruments expected to vest is likely to differ from previous estimates. Under Canadian GAAP, forfeitures of stock-based compensation awards, DSUs and RSUs can be accounted for in the period in which the forfeiture occurs.

f)
Amortization and depreciation. Amortization and depreciation presented separately on the consolidated statement of operations and comprehensive loss under Canadian GAAP has been reclassified and included in selling, general and administrative expenses.

g)	Accumulated other comprehensive loss. A summary of transition adjustments to the Corporation’s accumulated other comprehensive loss from Canadian GAAP to IFRS is as follows:

	December 31 2010	January 1 2010
Accumulated other comprehensive loss, as reported under Canadian GAAP	$(6,181)	$(5,476)
Cumulative translation adjustment (note 5 (i)(a))	5,476	5,476
Accumulated other comprehensive loss, as reported under IFRS	$(705)	$-

h)	Deficit. A summary of transition adjustments to the Corporation’s accumulated deficit from Canadian GAAP to IFRS is as follows:

	December 31 2010	January 1 2010
Accumulated deficit, as reported under Canadian GAAP	$(309,352)	$(300,795)
Repayable government contributions (note 5 (iii)(c))	(938)	(1,471)
Warrants (note 5 (iii)(d))	1,454	-
Stock-based compensation (note 5 (iii)(e))	261	239
Cumulative translation adjustment (note 5 (i)(a))	(5,476)	(5,476)
Accumulated deficit, as reported under IFRS	$(314,051)	$(307,503)

HYDROGENICS CORPORATION
Notes to Consolidated Financial Statements
(Thousands of US dollars, except  for share and per share amounts)

(iv)	Adjustments to the consolidated statements of cash flows. The transition from Canadian GAAP to IFRS had no significant impact on cash flows generated by the Corporation.

(v)	Explanatory notes. Additional IFRS information for the year ended December 31, 2010 is as follows:

a)
Goodwill. The Corporation tests, at least annually, whether goodwill suffered any impairment, in accordance with the accounting policy in note 3. Please refer to note 3 for further information regarding critical estimates made and methodology used in testing goodwill for impairment at January 1, 2010 and December 31, 2010.

Note 6.  Trade and Other Receivables

	December 31 2011	December 31 2010
Trade accounts receivable	$3,664	$5,017
Less: Allowance for doubtful accounts (note 30)	(198)	(111)
Goods and services tax and other receivables	685	697
	$4,151	$5,603

Note 7. Inventories

	December 31 2011	December 31 2010
Raw materials	$3,275	$2,702
Work-in-progress	4,542	3,700
Finished goods	1,498	1,974
	$9,315	$8,376

During the year ended December 31, 2011, the Corporation recorded provisions of $327 (2010 - $513) and reversed previously accrued provisions totalling $390 (2010 - $656). Previously accrued net realizable value inventory provisions were reversed as a result of the recovery for production of inventory parts in subassemblies, which were previously written off. During the year ended December 31, 2011, approximately $13,266 (2010 - $11,644) of inventories was expensed in cost of sales.

HYDROGENICS CORPORATION
Notes to Consolidated Financial Statements
(Thousands of US dollars, except  for share and per share amounts)

Note 8. Property, Plant and Equipment
	December 31 2011	December 31 2010

Test Equipment
At cost	$5,078	$4,750
Accumulated depreciation	(5,060)	(4,611)
Net carrying amount	18	139

Furniture and Equipment
At cost	3,634	4,637
Accumulated depreciation	(2,544)	(3,339)
Net carrying amount	1,090	1,298

Computer Hardware
At cost	643	911
Accumulated depreciation	(500)	(750)
Net carrying amount	143	161

Leasehold Improvements
At cost	1,079	612
Accumulated depreciation	(540)	(343)
Net carrying amount	539	269

Automobiles
At cost	499	521
Accumulated depreciation	(499)	(517)
Net carrying amount	-	4

Total Property, Plant and Equipment	$1,790	$1,871

HYDROGENICS CORPORATION
Notes to Consolidated Financial Statements
(Thousands of US dollars, except  for share and per share amounts)

Reconciliations of the carrying amounts of each class of property, plant and equipment at the beginning and end of the current and previous years are set out below.

	Test Equipment		Furniture and Equipment		Computer Hardware		Leasehold Improvements		Automobiles
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
Carrying amount at beginning of year	$139	$455	$1,298	$1,661	$161	$227	$269	$171	$4	$9
Additions	57	-	287	641	69	34	488	257	-	-
Disposals	(56)	(93)	(12)	(719)	(23)	-	-	(113)	-	-
Impairment	-	-	-	-	-	-	-	-	-	-
Depreciation expense	(122)	(222)	(472)	(531)	(64)	(97)	(218)	(44)	(4)	(5)
Foreign currency exchange	-	(1)	(11)	246	-	(3)	-	(2)	-	-
Carrying amount at end of year	$18	$139	$1,090	$1,298	$143	$161	$539	$269	-	$4

Test equipment under construction, at December 31, 2011, not yet subject to depreciation, amounted to $38 (2010 - $39).

Depreciation of $771 (2010 - $690) is included in the consolidated statements of operations and comprehensive loss in selling, general and administrative expenses and $109 (2010 - $209) is included in cost of sales.

Note  9. Intangible Assets

	December 31 2011	December 31 2010
Computer Software
At cost	$1,753	$1,741
Accumulated amortization	(1,601)	(1,541)
Total Intangible Assets	$152	$200

Reconciliations of the carrying amount of intangible assets at the beginning and end of the current and previous years are set out below.

	Computer Software
	2011	2010
Carrying amount at beginning of year	$200	$286
Additions	22	3
Disposals	-	-
Impairment	-	-
Amortization expense	(70)	(96)
Foreign currency exchange	-	7
Carrying amount at end of year	$152	$200

Amortization of $70 (2010 - $96) is included in the consolidated statement of operations and comprehensive loss in selling, general and administrative expenses.

HYDROGENICS CORPORATION
Notes to Consolidated Financial Statements
(Thousands of US dollars, except  for share and per share amounts)

Note 10. Goodwill

Reconciliations of the carrying amounts of goodwill at the beginning and end of the current and previous years are set out below.

	December 31 2011	December 31 2010
Carrying amount at beginning of year	$5,100	$5,446
Foreign currency exchange	(159)	(346)
Carrying amount at end of year	$4,941	$5,100

Note 11. Trade and Other Payables

Accounts payable and accrued liabilities are as follows:

	December 31 2011	December 31 2010
Trade accounts payable	$4,181	$2,153
Accrued payroll and related compensation	1,838	717
Supplier accruals	1,218	769
Liabilities for compensation plans indexed to our share price	1,148	675
Current portion repayable government contributions	416	338
Accrued professional fees	227	497
Current portion post-retirement benefit liability	100	100
Facility accruals	12	397
Other	846	938
	$9,986	$6,584

Note 12. Provisions

Changes in the Corporation’s aggregate provisions for the years ended December 31, 2011 and 2010 are as follows:

	Warranties (note 3)	Legal Claims	Other Provisions	Total
At January 1, 2011	$2,350	$-	$-	$2,350
Additional provisions	1,040	-	-	1,040
Utilized during the year	(811)	-	-	(811)
Unused amounts reversed	(870)	-	-	(870)
Foreign exchange differences	(55)	-	-	(55)
At December 31, 2011	$1,654	$-	$-	$1,654

HYDROGENICS CORPORATION
Notes to Consolidated Financial Statements
(Thousands of US dollars, except  for share and per share amounts)

	Warranties (note 3)	Legal Claims	Other Provisions	Total
At January 1, 2010	$3,185	$-	$652	$3,837
Additional provisions	1,580	1,000	-	2,580
Utilized during the year	(1,518)	(763)	(652)	(2,933)
Unused amounts reversed	(543)	(237)	-	(780)
Foreign currency differences	(354)	-	-	(354)
At December 31, 2010	$2,350	$-	$-	$2,350

Note 13. Other Non-current Liabilities

Other non-current liabilities are as follows:

	December 31 2011	December 31 2010
Non-current post-retirement benefit liability (i)	$757	$1,162
Non-current repayable government contributions (ii)	723	938
Long-term debt (iii)	499	-
	$1,979	$2,100

(i)	Post-retirement benefit liability

The liability, which is unfunded and payable in Canadian dollars, is a defined benefit plan to be paid to a beneficiary. The key assumptions used in this valuation are the expected life of the beneficiary of approximately 5.5 years and the discount rate of 3.36%. During the year ended December 31, 2011, there was a change in the actuarial valuation.

The change in the fair value of this liability of ($405) (2010 - $78) during the year ended December 31, 2011 has been recorded in other finance gains and losses, net.  The present value of the unfunded obligation recognized in the consolidated balance sheets at December 31, 2011 is $857 (2010 - $1,262).

(ii)	Repayable government contributions

The Corporation has received government contributions related to certain historical research and development projects. In 1998, Stuart Energy Systems Corporation (“Stuart Energy”) entered into an agreement (the “TPC Agreement”) with Technologies Partnerships Canada (“TPC”), a program of Industry Canada to develop and demonstrate hydrogen fleet fuel appliances. This agreement was amended in 2003 to expand the scope of work and resulted in Stuart Energy receiving a total of CA$5,873 of funding from TPC.  Pursuant to an amendment to the TPC Agreement, Stuart Energy received an additional CA$1,410 of funding. Stuart Energy undertook to repay future royalty payments until such time as CA$17,400 (the “Repayable Loan Amount”) was paid. The amended agreement required Stuart Energy to commence making royalty payments against the Repayable Loan Amount on the earlier of revenues of Stuart Energy reaching a minimum of CA$90,000 or April 1, 2007. In accordance with the terms of the agreement, Stuart Energy was required to commence payments to TPC at 0.53% of Stuart Energy’s annual gross business revenues for a period of 12 years or until the Repayable Loan Amount was fully repaid.

The carrying value of the financial liability for the TPC Agreement at December 31, 2010 (see note 5 (iii)(c)) was determined by taking the net present value of royalties owed, based on 0.53%

HYDROGENICS CORPORATION
Notes to Consolidated Financial Statements
(Thousands of US dollars, except  for share and per share amounts)

of actual and estimated future revenues generated between April 2007 and April 2019, using an effective interest rate of 14%.

In January 2011, with respect to the TPC Agreement, the Corporation entered into an amended agreement (the “Amendment”) with Industry Canada. Under the terms of the Amendment, a total of CA$1,500 will be paid to Industry Canada in quarterly installments commencing in January 2011 and continuing until September 2017. An additional payment of 3% of the net proceeds of all equity instrument financing transactions completed by the Corporation on or before  September 30, 2017 or the sum of CA$800, whichever will be the lesser amount, will be paid to Industry Canada (“the Contingent Amount”).

The Amendment was not determined to be a significant modification of the TPC Agreement for accounting purposes. Accordingly, as at the date of the Amendment, the carrying value of the liability was adjusted to $1,158, determined by taking the net present value of the CA$1,500 due in accordance with the Amendment plus $285, which represented the Corporation’s best estimate of the Contingent Amount, using the effective interest rate inherent in the original TPC Agreement of 14%. The values of the liability as at December 31, 2011 and December 31, 2010 were $1,139 and $1,276, of which the current portions of $416 and $338 were included in trade and other payables, respectively.

The change in the fair value of this liability of $59 (2010 - ($744)) and interest accretion of $173 (2010 - $211) during the year ended December 31, 2011 have been recorded in other finance gains and losses, net and interest expense, respectively.

(iii)	Long-term debt

In 2011, the Corporation entered into a loan agreement with the Province of Ontario’s Ministry of Economic Development and Trade, Strategic Jobs and Investment Fund for funding up to CA$6,000. Each draw on the loan is calculated based on 50% of eligible costs to a maximum of CA$1,500 per disbursement. Eligible costs must be incurred between October 1, 2010 and September 30, 2015. Other than the first disbursement, which was available immediately based on eligible costs incurred, there are certain conditions to be met in order to qualify for subsequent loan disbursements.  These conditions differ for each disbursement and are dependent on the execution of certain commercial events.

The maturity date of the loan is ten years from the date of the first disbursement. The loan will be interest-free for the first five years, commencing on the first day of the month following the date of the first disbursement, if certain criteria are met, such as the retention and creation of a specified number of jobs. After this five-year period, the loan will bear interest at a rate of 3.67%, if all criteria have been met, and will require repayment at a rate of 20% per year of the outstanding balance for the next five years. If the criteria are not met, the loan will bear interest at a rate of 5.67% per annum for the entire term of the loan.

During 2011, the Corporation drew down CA$1,500 and incurred CA$40 of related transaction costs. The fair value of this loan was $499 as at December 31, 2011. The difference between the fair value of the loan and the proceeds received totalling $913 has been recorded as research and product development funding (see note 3).

Note 14. Share Capital

Share consolidation

On February 8, 2010, the Corporation announced it would implement a share consolidation of its issued and outstanding common shares in order to comply with the Minimum Bid Price Rule of the NASDAQ Global Market. The consolidation was effective as of March 12, 2010 and was implemented with a ratio of one post-consolidation share for every 25 pre-consolidation shares. The Corporation has amended the

HYDROGENICS CORPORATION
Notes to Consolidated Financial Statements
(Thousands of US dollars, except  for share and per share amounts)

disclosures in the consolidated financial statements to reflect the share consolidation as if it had occurred on December 31, 2009.

Strategic alliance with CommScope
On August 9, 2010, the Corporation entered into a strategic alliance with CommScope Inc. (“CommScope”), a global leader in infrastructure solutions for communications networks, that calls for the development and distribution of specialized fuel cell power systems and includes an equity investment in the Corporation. Pursuant to the terms of the agreement, the Corporation will use the proceeds to develop next-generation power modules for telecom related backup power applications to be incorporated by CommScope in its products sold to customers worldwide.

Under the agreement, CommScope agreed to purchase from the Corporation up to a maximum of 2,186,906 common shares on a private placement basis in four tranches for a maximum aggregate purchase price of $8,500. The first tranche, which closed on August 12, 2010, consisted of 879,393 common shares for an aggregate purchase price of $3,237 ($3.68 per share). The second tranche, which closed on September 29, 2010, consisted of 207,268 common shares for an aggregate purchase price of $763 ($3.68 per share). The Corporation incurred issuance costs of $234 in connection with the issuance of the first and second tranches.

The third tranche closed on March 31, 2011 and consisted of 488,998 common shares for an aggregate purchase price of $2,000 ($4.09 per share).  The Corporation incurred issuance costs of $8 in connection with the issuance of the third tranche.

The fourth tranche closed on June 30, 2011 and consisted of 611,247 common shares for an aggregate purchase price of $2,500 ($4.09 per share).  The Corporation incurred issuance costs of $5 in connection with the issuance of the fourth tranche.

The Agreement provides, among other things, that CommScope will have certain participation rights, in future financings and, subject to the maintenance of certain ownership requirements, will have the right to have one non-voting observer on the Board of Directors of the Corporation. The Corporation and CommScope have also entered into an intellectual property licence agreement on the closing of the first tranche, wherein the Corporation has granted to CommScope a licence to certain intellectual property resulting from the transaction, which will only be exercisable by CommScope on the occurrence of specified events (such as the Corporation becoming insolvent or exiting the fuel cell business).

Registered direct offering
On January 14, 2010, the Corporation issued units pursuant to the “Offering” with two institutional investors, resulting in gross proceeds of $5,000 before placement agent’s fees and other offering expenses of $400. The terms of the Offering were set out in a securities purchase agreement (the “Purchase Agreement”), dated January 11, 2010, between the Corporation, Alpha Capital Anstalt (“Alpha”) and Iroquois Master Fund Ltd. (“Iroquois”). Under the terms of the Offering, the Corporation sold 12,500,000 units for $0.40 per unit (500,000 units and $10.00 per unit, respectively, on a post-consolidated basis). The units consisted of 12,500,000 shares (500,000 units on a post-consolidated basis) of the Corporation and warrants for the purchase of one common share for each common share purchased; 5,983,886 (239,356 on a post-consolidated basis) of these warrants (the “Series A warrants”) are exercisable at any time until January 14, 2015, at an exercise price of $0.52 per common share ($13.00 on a post-consolidated basis). The remaining 6,516,114 warrants (260,646 on a post-consolidated basis) (the “Series B warrants”) are exercisable for a period of five years beginning on July 15, 2010, at an exercise price of $0.52 per common share ($13.00 on a post-consolidated basis). Under the terms of the Offering, Alpha and Iroquois each paid $2,500 for 6,250,000 common shares, 2,992,200 Series A warrants and 3,250,075 Series B warrants (250,000 common shares, 119,688 Series A warrants and 130,323 Series B warrants on a post-consolidated basis) of the Corporation.  The exercise price of the Series A and B warrants is reduced if the Corporation completes a share offering, whereby the price per common share of such an offering is lower than $13.00 per common share (post-

HYDROGENICS CORPORATION
Notes to Consolidated Financial Statements
(Thousands of US dollars, except  for share and per share amounts)

consolidation).  As a result of the investment by CommScope on August 9, 2010, the exercise price of the Series A and B warrants issued to each of Alpha and Iroquois was reduced to $3.68 per common share.

The warrants can be settled in cash at the option of the holder in the case of certain Fundamental Transactions, such as a change in control of the Corporation.  The cash settlement amount is determined based on the Black Scholes value on the date of the Fundamental Transaction. The Corporation has included the warrants within liabilities at issuance because of the cash settlement features associated with the warrants.  The Corporation has measured these warrants at fair value at the time of issuance as $2,941, at December 31, 2010 as $1,252 and at December 31, 2011 as $1,525.  The fair value was determined using a binomial pricing model that relies on observable inputs, such as the market price of the Corporation’s underlying common shares, the term to maturity, risk-free interest rate and volatility. The change in fair value during the year of $273 (2010 - ($1,689)) is included within other finance gains and losses, net.

On February 23, 2010, Alpha filed suit against the Corporation and two of its officers in the Supreme Court of the State of New York (County of New York), regarding the Corporation’s share consolidation, which was announced on February 8, 2010. At March 31, 2010, the Corporation accrued $1,000 of non-cash litigation settlements in anticipation of the expected costs to settle this matter. This amount was classified in provisions on the consolidated balance sheets. On May 21, 2010, the Corporation settled these claims by issuing 100,000 common shares to each of Alpha and Iroquois on a private placement basis in the United States. Under the terms of each settlement agreement, the Corporation filed with the US Securities and Exchange Commission a registration statement on Form F-3 covering the resale of the 100,000 common shares issued to each of Alpha and Iroquois. The value of the common shares issued to settle this matter was $763.

During the year ended December 31, 2011, 15,000 Series A warrants were exercised at the reduced exercise price of $3.68 per common share for gross proceeds of $55.

Note 15. Stock-based Compensation

Stock option plan
During 2000, the Corporation adopted an employee stock option plan. At December 31, 2011, the number of common shares that may be issued under the stock option plan was 535,142 (2010 - 480,000). At December 31, 2011, 133,309 common shares had been issued through the exercise of stock options under this plan. Of the remaining 401,833 available common shares, 350,936 have been granted as stock options that were outstanding at December 31, 2011.  All options are for a term of ten years from the date of grant and vest over four years, unless otherwise determined by the Board of Directors.

HYDROGENICS CORPORATION
Notes to Consolidated Financial Statements
(Thousands of US dollars, except  for share and per share amounts)

A summary of the Corporation’s employee stock option plan activity is as follows:

	2011		2010		2009
	Number of shares	Weighted average exercise price (CA$)	Number of shares	Weighted average exercise price (CA$)	Number of shares	Weighted average exercise price (CA$)
Outstanding, beginning of year	286,545	51.55	243,503	65.00	245,191	91.00
Granted	304,935	5.79	73,332	4.91	77,144	13.25
Exercised	(1,775)	4.91	-	-	(5,760)	7.25
Surrendered	(159,276)	25.45	-	-	-	-
Forfeited	(53,536)	13.43	(28,242)	46.82	(71,148)	97.75
Expired	(25,957)	227.99	(2,048)	90.50	(1,924)	268.50
Outstanding, end of year	350,936	16.69	286,545	51.55	243,503	65.00
Options exercisable, end of year	59,655	69.30	165,600	82.57	131,824	106.50

The following table summarizes information about the Corporation’s stock options outstanding as at December 31, 2011:

Exercise price CA$		Weighted average remaining contractual life	Weighted average exercise price (CA$)	Number exercisable at December 31 2011	Weighted average exercise price (CA$)
4.91 – 4.92	49,025	8.26	4.91	17,650	4.91
4.93 – 5.03	136,324	9.44	5.03	-	-
5.04 – 6.96	120,000	9.25	6.96	-	-
6.97 – 21.89	17,990	6.77	13.81	14,408	13.91
21.90 – 300.00	27,597	2.18	139.39	27,597	139.39
	350,936	8.50	16.69	59,655	69.30

During the year ended December 31, 2011, 304,935 (2010 - 73,322) stock options with a weighted average aggregate fair value of $872 ($2.86 per option) at the date of grant (December 31, 2010 - $218 ($2.97 per option)) were issued to employees. The fair value of the stock options granted to employees during 2011 and 2010 was determined using the Black-Scholes option pricing model, with the following weighted average assumptions:

	December 31 2011	December 31 2010
Risk-free interest rate (%)	2.16%	2.58%
Expected volatility (%)	77%	83%
Expected life (in years)	4	4
Expected dividends	$ nil	$ nil

Expected volatility was determined using the stock historical volatility for the four years prior to the date of grant, as this is the expected life of the stock option.

Stock-based compensation expense of $749 for the year ended December 31, 2011, is included in selling, general and administrative expenses (2010 - $257).  This includes $339 recognized as stock-based compensation option expense in respect of the executive stock options surrendered as discussed below and $410 in respect of amortization of outstanding stock options.

HYDROGENICS CORPORATION
Notes to Consolidated Financial Statements
(Thousands of US dollars, except  for share and per share amounts)

Also included in selling, general and administrative expenses for the year ended December 31, 2011 is $676 of compensation expense and fair value adjustment related to outstanding DSUs and RSUs discussed below. The compensation expense for the year ended December 31, 2011 totalled $401 (2010 – $526), and the fair value adjustments totalled $275 (2010 – ($512)).

On January 18, 2011, as a result of the desire to make a greater number of stock options available for non-executive officers and, in regard to the current level of stock options available for granting, the Corporation’s named executive officers voluntarily surrendered all 159,276 stock options held by them. The unvested portion of stock options surrendered of $339 was recognized as stock-based compensation option expense when the stock options were surrendered.

Deferred Share Unit Plan
The Corporation has a deferred share unit plan (“DSU Plan”) for directors. Pursuant to the DSU Plan, non-employee directors are entitled to receive all or any portion of their annual cash retainer and meeting fees in the form of deferred share units (“DSUs”) instead of cash. In addition, the Board of Directors may, at its discretion, make annual awards to non-employees of DSUs as or in lieu of non-cash compensation. As a result of the implementation of the DSU Plan, directors are not eligible to receive additional awards of stock options. A DSU is a unit, equivalent in value to a common share of the Corporation, credited by means of a bookkeeping entry in the books of the Corporation, to an account in the name of the non-employee director. Each DSU entitles the participant to receive a cash payment or common shares, at the option of the holder, upon termination of directorship in an amount calculated with reference to the trading price of a Hydrogenics common share on the TSX on the date of termination.  Compensation cost for DSUs granted under the DSU Plan is recorded as an expense with a corresponding increase in accrued liabilities and is measured at fair value.  Changes in fair value between the grant date and the measurement date result in a change in the measure of compensation cost.

During the year ended December 31, 2011, 20,991 (2010 - 51,193) DSUs were issued with immediate vesting on the date of issuance. In 2011, nil DSUs were exercised (2010 - 5,646). At December 31, 2011, 108,909 (2010 - 87,918; 2009 - 42,371) DSUs were outstanding under the DSU Plan.  The Corporation recognized a compensation expense of $289 for the year ended December 31, 2011 (2010 - ($7) related to the DSUs. The liability amount of $617 (2010 - $328) is included in trade and other payables.

Restricted Share Unit Plan
In 2008, the Board of Directors authorized a restricted share unit (“RSU Plan”) for senior executives. Pursuant to the RSU Plan, senior executives may be granted a portion of their long-term incentive plan in the form of restricted share units (“RSUs”) instead of stock options. An RSU is a unit, equivalent in value to a common share of the Corporation, credited by means of a bookkeeping entry in the books of the Corporation, to an account in the name of the senior executive. Each RSU entitles the participant to receive a cash payment no later than December 31 of the third calendar year following the year in respect of which the RSUs were granted.  Compensation cost for RSUs granted under the RSU Plan is recorded as an expense with a corresponding increase in accrued liabilities and is measured at fair value.  Changes in fair value between the grant date and the measurement date result in a change in the measure of compensation cost.

During the year ended December 31, 2011, 84,302 (2010 - 179,033) RSUs were awarded with vesting over a three-year period.  At December 31, 2011, 233,230 (2010 - 267,353; 2009 - 88,320) RSUs were outstanding under the RSU Plan.  As a result, the Corporation recognized a compensation expense of $387 for the year ended December 31, 2011 (2010 - $21). The liability amount of $531 (2010 - $338) is included in trade and other payables.

HYDROGENICS CORPORATION
Notes to Consolidated Financial Statements
(Thousands of US dollars, except  for share and per share amounts)

Note 16. Expenses By Nature

	2011	2010
Raw materials and consumables used	$13,845	$11,461
Employee benefits (note 17)	13,704	10,821
Facilities	1,604	1,744
Depreciation, amortization and impairment charges	950	995
Insurance	710	699
Shareholder communications and other corporate communications	564	1,516
Changes in inventories of finished goods and work-in-progress	493	2,489
Litigation settlement	-	(437)
Other	1,240	553
	$33,110	$29,841

Note 17. Employee Benefits Expense

Expenditures for employee benefits are as follows:

	2011	2010
Salaries and wages	$11,311	$9,525
Stock-based compensation	749	279
Medical, dental and insurance	428	305
Pension costs - defined benefit plan	105	142
Other	1,111	570
	$13,704	$10,821

Note 18. Research and Product Development Expenses

Research and product development expenses are recorded net of non-repayable third party program funding received or receivable. For the years ended December 31, 2011 and 2010, research and product development expenses and non-repayable program funding, which have been received or are to be received, are as follows:

	2011	2010
Research and product development expenses	$4,675	$4,309
Government research and product development funding	(1,741)	(864)
	$2,934	$3,445

HYDROGENICS CORPORATION
Notes to Consolidated Financial Statements
(Thousands of US dollars, except  for share and per share amounts)

Note 19. Other finance gains and losses, net

Components of other finance gains and losses, net are as follows:

	2011	2010
(Loss) gain from change in fair value of warrants (note 14)	$(273)	$1,689
(Loss) gain from change in net present value of repayable government contribution (note 13)	(59)	744
	$(332)	$2,433

Note 20.  Income Taxes

The components of income tax expense for each of the years is as follows:

	2011	2010
Current income taxes	$-	$3
Income tax expense	$-	$3

The estimated income tax rate for the Corporation is based on substantively enacted corporate tax rates, expected timing of reversals, and expected taxable income allocation to various tax jurisdictions.

The Corporation’s computation of income tax expense is as follows:

	2011	2010
Loss before income taxes	$(9,788)	$(6,545)
Statutory income tax rate	28.25%	30.99%
Income tax recovery at statutory rate	(2,765)	(2,028)
Non-deductible expenses	214	92
Other permanent differences	(41)	(43)
Effect of income tax and rate changes on deferred income taxes	405	294
Effect of foreign currency rate changes on deferred income taxes	154	484
Change in valuation allowance related to the current year	2,033	1,204
Income tax expense	$-	$3

At December 31, 2011, the Corporation has available income tax loss carry-forwards of $56,595 that may be used to reduce taxable income in future years, in certain jurisdictions, expiring as follows:

2029	$517
2030	6,148
2031	6,428
No expiry	43,502
$56,595

Components of the Corporation’s deductible temporary differences and unused tax losses are:

	2011	2010
Non-capital losses	$18,064	$16,509
Property, plant and equipment and intellectual property	526	562
Provisions	135	315
Other liabilities	1,315	620
	$20,040	$18,006

HYDROGENICS CORPORATION
Notes to Consolidated Financial Statements
(Thousands of US dollars, except  for share and per share amounts)

No deferred income tax asset has been recognized in respect of the $20,040 of losses and other temporary differences, as the Corporation is reflecting uncertainties associated with the realization of all deferred income tax assets.

Note 21.  Net Loss Per Share

For the year ended December 31, 2011, the weighted average number of common shares outstanding was 6,180,048 (2010 - 4,689,504). No effect has been given to the potential exercise of stock options and warrants in the calculation of diluted net loss per share, as the effect would be anti-dilutive.

Note 22.  Commitments

The Corporation incurred rental expenses of $866 under operating leases in 2011 (2010 - $1,386). The Corporation has future minimum lease payments under operating leases relating to premises, office equipment, and vehicles as follows:

2012	$833
2013	743
2014	243
2015	53
2016	3
Thereafter	-
$1,875

The Corporation leases various premises, office equipment, and vehicles under non-cancellable operating lease agreements. The lease agreements are classified as non-cancellable, as penalties are charged if cancellation does occur. Certain leases contain purchase option clauses, which provide Hydrogenics with the ability to purchase the equipment or automobile at fair value at time of exercise. The leases have varying terms, escalation clauses and renewal rights.

Note 23. Contingencies

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

These indemnification claims will be subject to any statutory or other legal limitation period. The nature of the indemnification agreements prevents the Corporation from making a reasonable estimate of the maximum potential amount it could be required to pay to counterparties. The Corporation has purchased directors’ and officers’ liability insurance. No amount has been recorded in the consolidated financial statements with respect to these indemnification agreements, as the Corporation is not aware of any claims.

In the normal course of operations, the Corporation may provide indemnification agreements, other than those listed above, to counterparties that would require the Corporation to compensate them for costs incurred as a result of changes in laws and regulations or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary based on the contract. The nature of the indemnification agreements prevents the Corporation from making a reasonable estimate of the maximum potential amount it could be required to pay to counterparties. No amount has been recorded in the consolidated financial statements with respect to these indemnification agreements, as the Corporation is not aware of any claims.

HYDROGENICS CORPORATION
Notes to Consolidated Financial Statements
(Thousands of US dollars, except  for share and per share amounts)

Note 24.   Litigation Settlements

On April 22, 2010, the Corporation reached a settlement with American Power Conversion Corporation (“APC”) regarding the Corporation’s previously announced litigation in connection with the Supply Agreement entitled “Hydrogenics Corporation v. American Power Conversion Corporation, Civil Action 09-11947.” Under terms of the settlement, APC paid the Corporation $1,200 and both parties have terminated all pending claims with regard to this matter.

On January 14, 2010, the Corporation issued units in an offering to two institutional investors, Alpha and Iroquois (note 14).  On February 23, 2010, Alpha filed suit against the Corporation and two of its officers in the Supreme Court of the State of New York (County of New York) regarding the Corporation’s share consolidation, which was announced on February 8, 2010. In its complaint, Alpha alleged the Corporation’s share consolidation triggered a put right pursuant to the terms of the warrants and gave rise to breach of contract, negligent misrepresentation and fraud claims. Alpha sought damages of at least $2,000 plus interest, costs and fees with respect to the alleged put right and damages of at least $1,375 plus interest, costs and fees with respect to the alleged breach of contract, negligent misrepresentation and fraud claims. The Corporation received a letter from Iroquois making similar allegations.  The Corporation settled these claims on May 21, 2010 by issuing 100,000 common shares to each of Alpha and Iroquois on a private placement basis in the United States. Under the terms of each settlement agreement, the Corporation filed with the US Securities and Exchange Commission a registration statement on Form F-3 covering the resale of the 100,000 common shares issued to each of Alpha and Iroquois. The value of the shares issued to settle this matter was $763.

Note 25. - Lines of Credit and Other Loan Facilities

Operating lines of credit
At December 31, 2011, the Corporation had entered into operating lines of credit for up to 5,500 euros, or the US equivalent of $7,135 (2010 - $4,687).

Pursuant to the terms of the credit facility, Hydrogenics Europe NV (the “Borrower”), a wholly owned Belgian based subsidiary, may utilize the facility for the issuance of standby letters of credit and letters of guarantee up to 5,500 euros. The Borrower may also borrow a maximum of 75% of the value of awarded sales contracts, approved by the Belgian financial institution, to a maximum of 1,500 euros, provided that sufficient room exists under the overall facility limit of 5,500 euros. The Borrower may also borrow up to 500 euros for general business purposes, provided sufficient limit exists as the overall facility remains at 5,500 euros at December 31, 2011. The amount of the available lines of credit was reduced by 3,628 euros, the amount of the outstanding standby letters of credit and letters of guarantee, issued under the facility by the Belgian financial institution. At December 31, 2011, the Borrower had availability of 1,872 euros or the US equivalent of $2,113 (2010 - $4,078). Included within this limit was availability of 500 euros under the general business purposes operating line of credit, and 1,372 euros within the operating line of credit available for advances on awarded sales contracts. At December 31, 2011 and 2010, the Borrower had no indebtedness on its lines of credit related to general business purposes with a limit of 500 euros, nor had drawn upon the lines of credit based on the value of awarded sales contracts with a limit of 1,500 euros.

The credit facility bears interest at a rate of EURIBOR plus 1.45% per annum and is secured by a 1,000 euro secured first charge covering all assets of the Borrower. The credit facility contains a negative pledge precluding the Borrower from providing security over its assets. Additionally, the Borrower is required to maintain a solvency covenant, defined as equity plus current account divided by total liabilities of not less than 25%, and ensure that its intercompany accounts with Hydrogenics Corporation (“the parent Corporation”) do not fall below a defined level. At December 31, 2011, the Borrower was in compliance with these covenants.

The Corporation has an additional $667 (2010 - $800) of operating lines of credit available to the

HYDROGENICS CORPORATION
Notes to Consolidated Financial Statements
(Thousands of US dollars, except  for share and per share amounts)

Corporations within the Power division. The amount of the available lines of credit is reduced by $514, the amount of the outstanding standby letters of credit and letters of guarantee, if any, issued from time to time by the financial institution. At December 31, 2011, the Corporation had availability of $153 (2010 - $93).

Other loan facilities
On September 28, 2011, the Canadian operating entity (“Hydrogenics”) entered into a loan agreement with the Province of Ontario’s Ministry of Economic Development, Strategic Jobs and Investment Fund for funding up to CA$6,000. Each draw on the loan is calculated based on 50% of eligible costs to a maximum of CA$1,500 per disbursement. Eligible costs must be incurred between October 1, 2010 and September 30, 2015. Other than the first disbursement, which was available immediately based on eligible costs incurred, there are certain conditions to be met in order to qualify for subsequent loan disbursements.  These conditions differ for each disbursement and are dependent on the execution of certain commercial events.

The maturity date of the loan is ten years from the date of the first disbursement. The loan will be interest-free for the first five years, commencing on the first day of the month following the date of the first disbursement, if certain criteria are met, such as the retention and creation of a specified number of jobs. After this five-year period, the loan will bear interest at a rate of 3.67%, if all criteria have been met, and will require repayment at a rate of 20% per year of the outstanding balance for the next five years. If the criteria are not met, the loan will bear interest at a rate of 5.67% per annum for the entire term of the loan.

During 2011, Hydrogenics drew down CA $1,500. The fair value of this loan, calculated as the present value of the cash outflows was $499 at December 31, 2011. The difference between the fair value of the loan and the proceeds received has been recorded as research and product development funding. The remaining CA$4,500 of research and product development funding remains undrawn at December 31, 2011. The conditions have not been met as of December 31, 2011 for further drawdowns of this loan. The loan is collateralized by a general security agreement covering all of the assets of Hydrogenics. Additionally, the Corporation is required to maintain a minimum balance of cash and cash equivalents.  At December 31, 2011, the Corporation was in compliance with these covenants.

Note 26.  Guarantees

At December 31, 2011, the Corporation had outstanding standby letters of credit and letters of guarantee issued by several financial institutions that totalled $5,221 (2010 - $2,805), with expiry dates extending to October 2012. The Corporation has restricted cash totalling $2,175 as partial security for these standby letters of credit and letters of guarantee. These instruments relate primarily to obligations in connection with the terms and conditions of the Corporation’s sales contracts. The standby letters of credit and letters of guarantee may be drawn on by the customer if the Corporation fails to perform its obligations under the sales contracts and the Corporation would be liable to the financial institution for the amount of the standby letter of credit or letter of guarantee in the event the instruments are drawn on.

Note 27. Related Party Transactions

In the normal course of operations, the Corporation subcontracts certain manufacturing functions to a corporation owned by a relative of one of the shareholders of the Corporation. Billings by this related corporation for material totalled $125 in the year ended December 31, 2011 (2010 - $172). At December 31, 2011, the Corporation has an accounts payable balance due to this related party of $15 (2010 - $4).

As a result of CommScope’s investments in the Corporation, CommScope became a related party following the closing of the second tranche of the investment. Revenues from this related party for product were $187 in the year ended December 31, 2011 (2010 - $55).  At December 31, 2011, the Corporation

HYDROGENICS CORPORATION
Notes to Consolidated Financial Statements
(Thousands of US dollars, except  for share and per share amounts)

has an accounts receivable balance due from this related party of $nil (2010 - $46).

All related party transactions have been recorded at normal third party terms.

All related party transactions involve the parent company. There are no related party transactions to disclose for the subsidiaries.

Key management compensation

Key management includes the Corporation’s directors and key executive members.

	2011	2010
Salaries and short-term employee benefits	$1,414	$1,738
Stock-based payment	1,112	687
	$2,526	$2,425

Note 28.  Consolidated Statements of Cash Flows

Components of the net change in non-cash working capital are as follows:

	2011	2010
Decrease (increase) in current assets
Trade and other receivables	$1,465	$(1,960)
Grants receivable	255	(193)
Inventories	(939)	3,370
Prepaid expenses and other current assets	132	462
Increase (decrease) in current liabilities
Trade and other payables	2,411	(3,934)
Unearned revenue	1,393	(795)
	$4,717	$(3,050)

Note 29.  Segmented Financial Information

The Corporation’s two reportable segments include OnSite Generation and Power Systems. Segmentation is based on the internal reporting and organizational structure, taking into account the different risk and income structures of the key products and production processes of the Corporation. Where applicable, corporate and other activities are reported separately as Corporate and Other. OnSite Generation includes the design, development, manufacture and sale of hydrogen generation products. Power Systems includes the design, development, manufacture and sale of fuel cell products.

HYDROGENICS CORPORATION
Notes to Consolidated Financial Statements
(Thousands of US dollars, except  for share and per share amounts)

Financial information by reportable segment for the years ended December 31, 2011 and 2010 is as follows:

	Year ended December 31, 2011
	OnSite Generation	Power Systems	Corporate and Other	Total
Consolidated Statement of Operations and Comprehensive Loss:
Revenues from external customers	$19,685	$4,147	$-	$23,832
Intersegment revenue	-	315	-	315
Gross profit	4,187	1,301	-	5,488
Selling, general and administrative expenses	3,455	2,992	5,293	11,740
Research and product development expenses	682	2,157	95	2,934
Other finance losses, net	-	-	(332)	(332)
Interest income	-	-	41	41
Interest expense	-	-	(212)	(212)
Segment income (loss) (i)	51	(3,848)	(5,991)	(9,788)

Consolidated Balance Sheet:
Total segment assets	21,063	4,049	5,949	31,061
Total segment current liabilities	10,945	7,364		18,309
Total segment non-current liabilities	1,480	499		1,979

Other items (included in selling, general and administrative expenses and cost of sales):
Depreciation of property, plant and equipment	448	432	-	880
Amortization of intangible assets	10	-	60	70

HYDROGENICS CORPORATION
Notes to Consolidated Financial Statements
(Thousands of US dollars, except  for share and per share amounts)

	Year ended December 31, 2010
	OnSite Generation	Power Systems	Corporate and Other	Total
Consolidated Statement of Operations and Comprehensive Loss:
Revenues from external customers	$15,921	$5,009	$-	$20,930
Intersegment revenue	-	-	-	-
Gross profit	3,350	2,076	-	5,426
Selling, general and administrative expenses	2,376	3,478	5,373	11,227
Research and product development expenses	842	2,519	84	3,445
Other finance gains, net	-	-	2,433	2,433
Interest income	-	-	37	37
Interest expense	-	-	(213)	(213)
Segment income (loss) (i)	131	(3,921)	(2,755)	(6,545)

Consolidated Balance Sheet:
Total assets	19,275	5,906	6,292	31,473
Total current liabilities	7,203	6,734	-	13,937
Total non-current liabilities	-	1,162	938	2,100

Other items (included in selling, general and administrative expenses and cost of sales):
Depreciation of property, plant and equipment	457	442	-	899
Amortization of intangible assets	12	-	84	96

(i)
Segment income (loss) includes directly attributable selling, general and administrative costs, research and product development costs, net of associated grants and depreciation of property, plant and equipment and amortization of intangible assets.  It is consistent with the Corporation’s profit or loss before tax expense (income).

The accounting policies for intersegment transactions are the same as those described in note 3.

Goodwill relating to the Corporation’s OnSite Generation segment at December 31, 2011 was $4,941 (2010 - $5,100). OnSite Generation consists of the Corporation’s self-sustaining subsidiary primarily located in Belgium with a functional currency of the euro.  The changes in goodwill are a result of currency fluctuations between the US dollar and the euro.

Revenues and cost of revenues derived from products and services are as follows:

	2011	2010
Revenues
Products	$20,449	$16,768
Services	3,383	4,162
	$23,832	$20,930

	2011	2010
Cost of sales
Products	$16,559	$13,180
Services	1,785	2,324
	$18,344	$15,504

HYDROGENICS CORPORATION
Notes to Consolidated Financial Statements
(Thousands of US dollars, except  for share and per share amounts)

Revenues are segmented by geographic region, as follows:

	2011	2010
Eastern Europe	$5,626	$2,461
European Union	4,854	5,308
Africa	4,385	191
North America	3,108	4,212
South America	2,747	2,273
Oceania	1,331	710
Asia	611	3,363
Middle East	122	2,412
Other	1,048	-
	$23,832	$20,930

The Corporation’s largest customers comprise the following percentages of revenues:

	2011	2010
First	13%	11%
Second	8	11
Third	6	11
Fourth	5	7
Others	68	60
	100%	100%

Property, plant and equipment are located in the following countries:

	2011	2010
Canada	$839	$730
Belgium	951	1,141
	$1,790	$1,871

Note 30.  Risk Management Arising From Financial Instruments and Capital Management

Financial instruments are classified into one of the following categories: held-for-trading; held-to-maturity; available-for-sale; loans and receivables; and other financial liabilities.  The following table summarizes information regarding the carrying values of the Corporation’s financial instruments:

	2011	2010
Loans and receivables (i)	$14,111	$14,592
Other financial liabilities (ii)	12,633	8,672

(i)	Includes cash and cash equivalents and restricted cash, and accounts receivable

(ii)	Includes financial liabilities included within trade and other payables, warrants, repayable government contributions, and long-term debt.

Liquidity risk
The Corporation has sustained losses and negative cash flows from operations since its inception.  At December 31, 2011, the Corporation had $7,785 (2010 - $7,881) of current cash and cash equivalents.

HYDROGENICS CORPORATION
Notes to Consolidated Financial Statements
(Thousands of US dollars, except  for share and per share amounts)

Liquidity risk is the risk the Corporation will encounter difficulty in meeting its financial obligations associated with financial liabilities that are settled by delivering cash or another financial asset.  The Corporation is exposed to liquidity risk as it continues to have net cash outflows to support its operations.  The Corporation’s objective for liquidity risk management is to maintain sufficient liquid financial resources to fund the consolidated balance sheets and to meet commitments and obligations in the most cost-effective manner possible. The Corporation achieves this by maintaining sufficient cash and cash equivalents and short-term investments and managing working capital.  The Corporation monitors its financial position on a monthly basis at minimum, and updates its expected use of cash resources based on the latest available data. Such forecasting takes into consideration the Corporation’s financing plans and compliance with internal targets. A significant portion of the Corporation’s financial liabilities are classified as current liabilities, as settlement is expected within one year.  There are uncertainties related to the timing and use of the Corporation’s cash resources.  Note 1, Description of Business and Going Concern, discloses the risks surrounding the timing and the use of the Corporation’s cash resources.

The following table details the Corporation’s contractual maturity for its net financial liabilities. The information presented is based on the earliest date on which the Corporation can be required to pay and represents the undiscounted cash flow including principal and interest.

At December 31, 2011
	Due within one year	Due between one and two years	Due between three and five years	Due between six and ten years	Due between ten and twenty years
Trade and other payables	$9,470	$-	$-	$-	$-
Warrants	1,525	-	-	-	-
Repayable government contributions	449	183	785	218	-
Long-term debt	-	-	-	1,637	-

At December 31, 2010
	Due within one year	Due between one and two years	Due between three and five years	Due between six and ten years	Due between ten and twenty years
Trade and other payables	$6,146	$-	$-	$-	$-
Warrants	1,252	-	-	-	-
Repayable government contributions	273	157	701	511	-
Long-term debt	-	-	-	-	-

Credit risk
Credit risk arises from the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Corporation is exposed to credit risk from customers. At December 31, 2011, the Corporation’s two largest customers accounted for 21% of revenue (21% at December 31, 2010) and 1.7% of accounts receivable (13% at December 31, 2010). In order to minimize the risk of loss for trade receivables, the Corporation’s extension of credit to customers involves a review and approval by senior management as well as progress payments as contracts are executed and, in some cases, irrevocable letters of credit. The majority of the Corporation’s sales are invoiced with payment terms between 30 and 60 days. The Corporation’s objective is to minimize its exposure to credit risk from customers in order to prevent losses on financial assets by performing regular monitoring of overdue balances and to provide an allowance for potentially uncollectible accounts receivable.

The Corporation’s trade receivables have a carrying value of $3,664 at December 31, 2011 (2010 - $5,017), representing the maximum exposure to credit risk of those financial assets, exclusive of the allowance for doubtful accounts and insurance. An insignificant amount of these receivables was past

HYDROGENICS CORPORATION
Notes to Consolidated Financial Statements
(Thousands of US dollars, except  for share and per share amounts)

due as at December 31, 2011. The Corporation’s gross exposure to credit risk for trade receivables by geographic area at December 31 was as follows:

	2011	2010
Europe	69%	54%
North America	15	11
Asia	-	7
Rest of world	16	28
	100%	100%

The activity of the allowance for doubtful accounts for the year is as follows:
	2011	2010
Allowance for doubtful accounts – beginning of year	$111	$288
Bad debt expense	110	38
Reversal of bad debt expense	(12)	(210)
Writeoff of bad debts	(11)	(5)
Allowance for doubtful accounts – end of year	$198	$111

The Corporation believes the credit quality is high for the accounts receivable, which are neither past due nor impaired based on prior experience of collections of accounts within 0 - 30 days of the payment term on the invoice.

The Corporation may also have credit risk relating to cash and cash equivalents and restricted cash, which it manages by dealing with chartered Canadian, Belgian and German banks. The credit risk is limited because the counterparties are chartered banks with high credit ratings assigned by international credit rating agencies. In addition, the Corporation minimizes exposure to credit risk by strategically managing cash balances at individual banks. As well, the Corporation may fund working capital by leveraging credit facilities that are not 100% secured by cash, resulting in a mitigation of credit risk at the corresponding bank.

The Corporation’s objective is to minimize its exposure to credit risk in order to prevent losses on financial assets by placing its investments in lower risk bank acceptances of these chartered banks. The Corporation’s cash and cash equivalents and restricted cash carrying value is $9,960 at December 31, 2011 ($8,989 at December 31, 2010), representing the maximum exposure to credit risk of these financial assets. Approximately 99% (55% - December 31, 2010) of the Corporation’s cash and restricted cash at December 31, 2011 was held by four financial institutions. The Corporation’s exposure to credit risk relating to cash and cash equivalents and short-term investments, segmented by geographic area as at December 31, was as follows:

	2011	2010
Canada	58%	70%
Belgium	38	24
Germany	4	6
	100%	100%

Foreign currency risk
Foreign currency risk arises because of fluctuations in exchange rates. The Corporation conducts a significant portion of its business activities in currencies other than the functional currency of the parent corporation (US$) and the functional currency of its self-sustaining subsidiary (euro).  This primarily includes Canadian dollar transactions at the parent corporation and US dollar transactions at the Corporation’s self-sustaining subsidiary. The Corporation’s objective in managing its foreign currency risk is to minimize its net exposure to foreign currency cash flows by converting foreign denominated financial assets into the applicable functional currency of the self-sustaining subsidiary to the extent practical to match the obligations of its financial liabilities.  Financial assets and financial liabilities denominated in foreign currencies will be affected by changes in the exchange rate between the functional currency and

HYDROGENICS CORPORATION
Notes to Consolidated Financial Statements
(Thousands of US dollars, except  for share and per share amounts)

these foreign currencies.  This primarily includes cash and cash equivalents, trade and other receivables and trade and other payables which are denominated in foreign currencies.  The Corporation recognized foreign exchange losses in the year ended December 31, 2011 of $7, compared to foreign exchange gains of $109 in the year ended December 31, 2010.

If an increase in the Canadian dollar relative to the US dollar of 10% were to occur, the exchange gain on the net financial assets would be $248, whereas a negative decrease in the Canadian dollar relative to the US dollar of 10% would result in a loss of $248.

If a shift in the euro relative to the US dollar of 10% were to occur, the exchange gain on the net financial assets would be $60, whereas a negative decrease in the euro relative to the US dollar of 10% would result in a loss of $60.

Interest rate risk
Cash flow interest rate risk arises because of the fluctuation in market interest rates.  The Corporation’s objective in managing interest rate risk is to maximize the return on its cash and cash equivalents and restricted cash. The Corporation is subject to interest rate risk on its short-term borrowings offset by cash and cash equivalents. The Corporation’s debt borrowings are at a fixed interest rate. If an increase in interest rates of 10% were to occur, the impact on cash and cash equivalents and restricted cash and the related net loss for the period would be positive $37. Given the prevailing interest rates earned by the Corporation’s short-term investments, a decrease of 10% would not be possible.

Fair value
The carrying value of cash and cash equivalents, restricted cash, accounts receivable, and accounts payable and accrued liabilities approximate their fair value given their short-term nature. The carrying value of the non-current liabilities approximates their fair value given the difference between the discount rates used to recognize the liabilities in the consolidated balance sheets and the market rates of interest is insignificant.

Management of capital
The Corporation’s objective in managing capital is to ensure sufficient liquidity to pursue its growth strategy, fund research and product development and undertake selective acquisitions, while at the same time, taking a conservative approach toward financial leverage and management of financial risk.

The Corporation’s capital is composed of cash and cash equivalents, long-term debt and shareholders’ equity. The total capital at December 31, 2011 is $18,059 (2010 - $23,317). The Corporation’s primary uses of capital are to finance operations, increases in non-cash working capital and capital expenditures. The Corporation currently funds these requirements from existing cash resources, cash raised through share issuances and long-term debt. The Corporation’s objectives when managing capital are to ensure the Corporation will continue to have enough liquidity so it can provide its products and services to its customers and returns to its shareholders.

The Corporation monitors its capital on the basis of the adequacy of its cash resources to fund its business plan. In order to maximize the capacity to finance the Corporation’s ongoing growth, the Corporation does not currently pay a dividend to holders of its common shares.

ITEM 19.	EXHIBITS

Number	Description
1.1*
Articles of Incorporation (incorporated by reference from Exhibit 99.2 to Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on October 27, 2009)

1.2*
Articles of Arrangement (incorporated by reference from Exhibit 99.4 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on October 27, 2009)

1.3*
Certificate of Arrangement (incorporated by reference from Exhibit 99.5 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on October 27, 2009)

1.4*
Articles of Amendment to the Company’s Articles of Incorporation (incorporated by reference from Exhibit 99.3 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on March 9, 2010)

1.5*
By-law No. 1 (incorporated by reference from Exhibit 99.3 to Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on October 27, 2009)

1.6*
Amendment to By-law No. 1 (incorporated by reference from Exhibit 1.6 to Company’s Annual Report on Form 20-F for the year ended December 31, 2009, File No. 000-31815, filed with the Securities and Exchange Commission on March 26, 2010)

2.1*
Form of share certificate (incorporated by reference from Exhibit 2.1 to Company’s Annual Report on Form 20-F for the year ended December 31, 2009, File No. 000-31815, filed with the Securities and Exchange Commission on March 26, 2010)

2.2*
Warrant agreement dated as of January 14, 2010 between the Company and Mellon Investor Services LLC (including form of warrants) (incorporated by reference from Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on January 14, 2010)

4.1*
Stock Option Plan dated June 22, 2009 (incorporated by reference from Exhibit 4.1 to Old Hydrogenics’ Annual Report on Form 20-F, File No. 000-31815, filed with the Securities and Exchange Commission on June 30, 2009)

4.2*
Restricted Share Unit Plan dated June 22, 2009 (incorporated by reference from Exhibit 4.2 to Old Hydrogenics’ Annual Report on Form 20-F, File No. 000-31815, filed with the Securities and Exchange Commission on June 30, 2009)

4.3*
Deferred Share Unit Plan dated June 22, 2009 (incorporated by reference from Exhibit 4.3 to Old Hydrogenics’ Annual Report on Form 20-F, File No. 000-31815, filed with the Securities and Exchange Commission on June 30, 2009)

4.4*
Lease, dated August 19, 2010 by and between Jeffrey Louis Cooper and Hydrogenics (incorporated by reference from Exhibit 4.4 to Hydrogenics’ Annual Report on Form 20-F, File No. 000-31815, filed with the Securities and Exchange Commission on March 29, 2011)

4.5*
Securities Purchase Agreement dated January 11, 2010, among the Company, Iroquois Master Fund Ltd. and Alpha Capital Anstalt (incorporated by reference from Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on January 12, 2010)

4.6*
Settlement Agreement dated May 21, 2010 between the Company and Alpha Capital Anstalt (incorporated by reference from Exhibit 99.3 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on May 25, 2010)

4.7*
Settlement Agreement dated May 21, 2010 between the Company and Iroquois Master Fund Ltd. (incorporated by reference from Exhibit 99.4 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on May 25, 2010)

4.8*
Subscription Agreement, dated August 9, 2010, between CommScope, Inc. of North Carolina and the Company (incorporated by reference from Exhibit 99.2 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on August 10, 2010)+

4.9*
Intellectual Property Licence Agreement, dated August 12, 2010, between CommScope, Inc. of North Carolina and the Company (incorporated by reference from Exhibit 99.2 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on August 12, 2010),+ as amended by an amending agreement dated October 25, 2011 (incorporated by reference from Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on November 3, 2011)

4.10*
Corporate Alliance Agreement between General Motors Corporation and the Company, dated October 16, 2001. (Incorporated by reference from Exhibit 4.27 to Old Hydrogenics’ Annual Report on Form 20-F, File No. 000-31815, filed with the Securities and Exchange Commission on June 26, 2002)

4.11*
Master Intellectual Property Agreement between General Motors Corporation and the Company, dated October 16, 2001. (Incorporated by reference from Exhibit 4.28 to Old Hydrogenics’ Annual Report on Form 20-F, File No. 000-31815, filed with the Securities and Exchange Commission on June 26, 2002)

4.12*
Governance Agreement between General Motors Corporation and the Company, dated October 16, 2001. (Incorporated by reference from Exhibit 2 to the Schedule 13D of General Motors Corporation, File No. 005-60857, filed with the Securities and Exchange Commission on October 25, 2001)

4.13*
Share Subscription Agreement between General Motors Corporation and the Company, dated October 16, 2001. (Incorporated by reference from Exhibit 1 to the Schedule 13D of General Motors Corporation, File No. 005-60857, filed with the Securities and Exchange Commission on October 25, 2001)

4.14*
Escrow Agreement between General Motors Corporation and the Company, dated October 16, 2001. (Incorporated by reference from Exhibit 4  to the Schedule 13D of General Motors Corporation, File No. 005-60857, filed with the Securities and Exchange Commission on October 25, 2001)

4.15*
Registration Rights Agreement between General Motors Corporation and the Company, dated October 16, 2001. (Incorporated by reference from Exhibit 3 to the Schedule 13D of General Motors Corporation ,File No. 005-60857, filed with the Securities and Exchange Commission on October 25, 2001)

4.16
Loan Agreement between Her Majesty the Queen in Right of the Province of Ontario, as represented by the Minister of Economic Development and Trade and the Company, dated as of September 28, 2011 (incorporated by reference from Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on March 28, 2012)+

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

HYDROGENICS CORPORATION

Dated: March 27, 2012	By:	/s/ Jennifer Barber
		Name:	Jennifer Barber
		Title:	Chief Financial Officer

HYDROGENICS CORPORATION

INDEX TO EXHIBITS

Number	Description
1.1*
Articles of Incorporation (incorporated by reference from Exhibit 99.2 to Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on October 27, 2009)

1.2*
Articles of Arrangement (incorporated by reference from Exhibit 99.4 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on October 27, 2009)

1.3*
Certificate of Arrangement (incorporated by reference from Exhibit 99.5 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on October 27, 2009)

1.4*
Articles of Amendment to the Company’s Articles of Incorporation (incorporated by reference from Exhibit 99.3 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on March 9, 2010)

1.5*
By-law No. 1 (incorporated by reference from Exhibit 99.3 to Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on October 27, 2009)

1.6*
Amendment to By-law No. 1 (incorporated by reference from Exhibit 1.6 to Company’s Annual Report on Form 20-F for the year ended December 31, 2009, File No. 000-31815, filed with the Securities and Exchange Commission on March 26, 2010)

2.1*
Form of share certificate (incorporated by reference from Exhibit 2.1 to Company’s Annual Report on Form 20-F for the year ended December 31, 2009, File No. 000-31815, filed with the Securities and Exchange Commission on March 26, 2010)

2.2*
Warrant agreement dated as of January 14, 2010 between the Company and Mellon Investor Services LLC (including form of warrants) (incorporated by reference from Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on January 14, 2010)

4.1*
Stock Option Plan dated June 22, 2009 (incorporated by reference from Exhibit 4.1 to Old Hydrogenics’ Annual Report on Form 20-F, File No. 000-31815, filed with the Securities and Exchange Commission on June 30, 2009)

4.2*
Restricted Share Unit Plan dated June 22, 2009 (incorporated by reference from Exhibit 4.2 to Old Hydrogenics’ Annual Report on Form 20-F, File No. 000-31815, filed with the Securities and Exchange Commission on June 30, 2009)

4.3*
Deferred Share Unit Plan dated June 22, 2009 (incorporated by reference from Exhibit 4.3 to Old Hydrogenics’ Annual Report on Form 20-F, File No. 000-31815, filed with the Securities and Exchange Commission on June 30, 2009)

4.4*
Lease, dated August 19, 2010 by and between Jeffrey Louis Cooper and Hydrogenics (incorporated by reference from Exhibit 4.4 to Hydrogenics’ Annual Report on Form 20-F, File No. 000-31815, filed with the Securities and Exchange Commission on March 29, 2011)

4.5*
Securities Purchase Agreement dated January 11, 2010, among the Company, Iroquois Master Fund Ltd. and Alpha Capital Anstalt (incorporated by reference from Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on January 12, 2010)

4.6*
Settlement Agreement dated May 21, 2010 between the Company and Alpha Capital Anstalt (incorporated by reference from Exhibit 99.3 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on May 25, 2010)

4.7*
Settlement Agreement dated May 21, 2010 between the Company and Iroquois Master Fund Ltd. (incorporated by reference from Exhibit 99.4 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on May 25, 2010)

4.8*
Subscription Agreement, dated August 9, 2010, between CommScope, Inc. of North Carolina and the Company (incorporated by reference from Exhibit 99.2 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on August 10, 2010)+

4.9*
Intellectual Property Licence Agreement, dated August 12, 2010, between CommScope, Inc. of North Carolina and the Company (incorporated by reference from Exhibit 99.2 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on August 12, 2010),+ as amended by an amending agreement dated October 25, 2011 (incorporated by reference from Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on November 3, 2011)

4.10*
Corporate Alliance Agreement between General Motors Corporation and the Company, dated October 16, 2001. (Incorporated by reference from Exhibit 4.27 to Old Hydrogenics’ Annual Report on Form 20-F, File No. 000-31815, filed with the Securities and Exchange Commission on June 26, 2002)

4.11*
Master Intellectual Property Agreement between General Motors Corporation and the Company, dated October 16, 2001. (Incorporated by reference from Exhibit 4.28 to Old Hydrogenics’ Annual Report on Form 20-F, File No. 000-31815, filed with the Securities and Exchange Commission on June 26, 2002)

4.12*
Governance Agreement between General Motors Corporation and the Company, dated October 16, 2001. (Incorporated by reference from Exhibit 2 to the Schedule 13D of General Motors Corporation, File No. 005-60857, filed with the Securities and Exchange Commission on October 25, 2001)

4.13*
Share Subscription Agreement between General Motors Corporation and the Company, dated October 16, 2001. (Incorporated by reference from Exhibit 1 to the Schedule 13D of General Motors Corporation, File No. 005-60857, filed with the Securities and Exchange Commission on October 25, 2001)

4.14*
Escrow Agreement between General Motors Corporation and the Company, dated October 16, 2001. (Incorporated by reference from Exhibit 4  to the Schedule 13D of General Motors Corporation, File No. 005-60857, filed with the Securities and Exchange Commission on October 25, 2001)

4.15*
Registration Rights Agreement between General Motors Corporation and the Company, dated October 16, 2001. (Incorporated by reference from Exhibit 3 to the Schedule 13D of General Motors Corporation ,File No. 005-60857, filed with the Securities and Exchange Commission on October 25, 2001)

4.16	Loan Agreement between Her Majesty the Queen in Right of the Province of Ontario, as represented by the Minister of Economic Development and Trade and the Company, dated as of September 28, 2011 (incorporated by reference from Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on March 28, 2012)+

8.1	List of Significant Subsidiaries

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of PricewaterhouseCoopers LLP

 *           Previously filed.

 +           Portions of this exhibit have been omitted pursuant to a request for confidential treatment.