Form 20-F/A
period 2011-12-31
HYDROGENICS CORP
filed 2012-08-27
CIK 1119985

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

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17    ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes    ☒ No

EXPLANATORY NOTE

Hydrogenics Corporation (the Company”) is filing this Amendment No. 1 on Form 20-F/A (the “Form 20-F/A”) to amend its Annual Report on Form 20-F for the year ended December 31, 2011 (the “Form 20-F”), previously filed with the Securities and Exchange Commission on March 28, 2012.  The independent auditor’s report (the “Report”) filed with the Form 20-F inadvertently omitted the date, and location of issuance, of such Report.  This Form 20-F/A replaces the Report with the correct version of the Report that includes the date and location of issuance of such Report and presents Item 18 of the Form 20-F with the correct version of the Report.  No changes are being made to the audited financial statements and notes thereto contained in the Form 20-F.

Except as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend any other information in the Form 20−F, does not reflect any events that may have occurred after the Form 20-F was filed and does not modify or update in any way any disclosures made in the Form 20-F.

PART III

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
March 27, 2012

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

ITEM 19.       EXHIBITS

The exhibits filed with this Amendment No. 1 are listed below.

Exhibit Number	Description

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of PricewaterhouseCoopers LLP

SIGNATURE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

HYDROGENICS CORPORATION

Dated: August 27, 2012	By:	/s/ Jennifer Barber

		Name:	Jennifer Barber
		Title:	Chief Financial Officer