Form 20-F
period 2012-12-31
HYDROGENICS CORP
filed 2013-03-08
CIK 1119985

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F
(Mark One)
[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[x]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2012
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 000-31815

HYDROGENICS CORPORATION - CORPORATION HYDROGÉNIQUE
(Exact name of Registrant as specified in its charter)

Canada
(Jurisdiction of incorporation or organization)

220 Admiral Boulevard Mississauga, Ontario Canada L5T 2N6 (905) 361-3660
(Address of principal executive office)

Robert Motz, Chief Financial Officer 220 Admiral Boulevard Mississauga, Ontario Canada L5T 2N6 (905) 361-3638 Fax (905) 361-3626
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

At December 31, 2012, 7,775,540 common shares were issued and outstanding

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

Hydrogenics Corporation

Page i

Hydrogenics Corporation

INTRODUCTION AND USE OF CERTAIN TERMS

In this Form 20-F, references to the “United States” or to “US” are to the United States of America. You will find the words “we,” “our,” “us” and similar words or phrases in this Form 20-F. We use those words to comply with the requirement of the US Securities and Exchange Commission to use “plain English” in public documents like this Form 20-F. Each executive identified in this Form 20-F reports directly to other executives of the Company by whom the executive is employed, or to the Company’s Board of Directors (the “Board”).

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

FORWARD-LOOKING STATEMENTS

This Form 20-F contains “forward-looking information,” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as “forward-looking statements”). Forward-looking statements can be identified by the use of words, such as “plans,” “expects,” or “is expected,” “budget,” “scheduled,” “estimates,” “forecasts,” “intends,” “anticipates,” or “believes” or variations of such words and phrases or state that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved. These forward-looking statements relate to, among other things, our future results, levels of activity, performance, goals or achievements or other future events. These forward-looking statements are based on current expectations and various assumptions and analyses made by us in light of our experience and our perceptions of historical trends, current conditions and expected future developments and other factors that we believe are appropriate in the circumstances. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in our forward-looking statements.

These risks, uncertainties and factors include, but are not limited to: our inability to execute our business plan, or to grow our business; inability to address a slow return to economic growth, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; inability to implement our business strategy; fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of our goodwill; failure of a significant market to develop for our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; lack of new government policies and regulations for the energy storage technologies; failure of uniform codes and standards for hydrogen fuelled vehicles and related infrastructure to develop; liability for environmental damages resulting from our research, development or manufacturing operations; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims; failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; failure to maintain the requirements for continued listing on Nasdaq; dilution as a result of significant issuances of our common shares and preferred shares; inability of US investors to enforce US civil liability judgments against us; volatility of our common share price; and dilution as a result of the exercise of options. These risk factors and others are discussed in more detail herein, including under “Item 3. Key Information — Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects.”

Hydrogenics Corporation

These factors may cause the Corporation’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made have on the Corporation’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset writedowns or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

We believe the expectations represented by our forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s fiscal 2013 financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained herein are made as of the date of this Form 20-F, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.

Hydrogenics Corporation

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

SELECTED FINANCIAL DATA

All financial data presented in this Form 20-F with respect to the years ended December 31, 2012, 2011 and 2010 are qualified in their entirety by reference to the relevant information in the consolidated financial statements and their notes.

Hydrogenics Corporation

HYDROGENICS CORPORATION
SELECTED FINANCIAL INFORMATION
(Thousands of US dollars, except
  for share and per share amounts)

	2012	2011	2010
Consolidated Balance Sheet Data
Cash and cash equivalents	$13,020	$7,785	$7,881
Restricted cash	3,782	2,175	1,843
Total Assets	42,088	31,061	31,473
Non-current liabilities	2,384	1,979	2,100
Shareholders’ Equity
Common shares	323,513	318,016	313,461
Contributed surplus	17,995	17,480	16,731
Deficit	(336,518)	(323,839)	(314,051)
Accumulated other comprehensive loss	(758)	(884)	(705)
Total Shareholders’ Equity	$4,232	$10,773	$15,436

Consolidated Statements of Income Data
Revenues	$31,806	$23,832	$20,930
Cost of revenues	26,561	18,344	15,504
	5,245	5,488	5,426
Loss from operations	(12,107)	(9,278)	(8,911)
Net loss for the year	(12,679)	(9,788)	(6,548)

Net loss per share / Net loss from continuing operations per share
Basic and diluted	$(1.72)	$(1.58)	$(1.40)
Weighted average number of shares used in calculating basic and diluted net loss per share	7,371,908	6,180,048	4,689,504

Note:
*	Weighted average number of shares is presented post-consolidation.

We have never declared or paid any cash dividends on our common shares.

We have not included financial information for the years ended December 31, 2009 and 2008 as we cannot provide such information on an IFRS basis without unreasonable effort and expense.

CAPITALIZATION AND INDEBTEDNESS

Not applicable.

REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

Hydrogenics Corporation

RISK FACTORS

Risk Factors Related to Our Financial Condition

Our inability to generate sufficient cash flows, raise additional capital and actively manage our liquidity may impair our ability to execute our business plan, and result in our reducing or eliminating product development and commercialization efforts, reducing our sales and marketing efforts, and having to forego attractive business opportunities.

At December 31, 2012, we had approximately $16.8 million of cash and cash equivalents and restricted cash (2011 - $10.0 million). Restricted cash of $3.8 million is held as partial security for standby letters of credit and letters of finance. There are uncertainties related to the timing and use of our cash resources and working capital requirements. These uncertainties include, among other things, the timing and volume of commercial sales and associated gross margins of our existing products and the development of markets for, and customer acceptance of, new products. To the extent possible, we attempt to limit the significance of these risks by: (i) continually monitoring our sales prospects; (ii) continually aiming to reduce product cost; and (iii) advancing our technology platforms and product designs. However, given that many of the above noted factors are outside of our control, we may not be able to accurately predict our necessary cash expenditures or obtain financing in a timely manner to cover any shortfalls.

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

For the year ended December 31, 2012, we derived $27.5 million or 86% of revenues from our sales of hydrogen generation products and services and $4.3 million, or 14%, of our revenues from sales of power products and services. For the year ended December 31, 2011, we derived $19.7 million, or 83%, of revenues from our sales of hydrogen generation products and services, and $4.1 million, or 17%, of our revenues from sales of power products and services. For the year ended December 31, 2010, we derived $15.9 million, or 76%, of revenues from sales of power products and services. Our current business strategy is to develop, manufacture and sell hydrogen energy storage systems, hydrogen generation products and fuel cell power products in larger quantities. Because we have made limited sales of hydrogen energy storage systems and fuel cell power products to date, our historical operating data may be of limited value in evaluating our future prospects. However, an order received in the third quarter of 2012 increased the order backlog in the Power Sales segment by $35.6M which will shift the mix of revenues in the future and emphasizes our future prospects in the Power Sales segment.

Hydrogenics Corporation

Because we expect to continue to incur net losses, we may not be able to implement our business strategy and the price of our common shares may decline.

We have not generated positive net income since our inception. Our current business strategy is to develop a portfolio of hydrogen and fuel cell products with market leadership positions for each product. In so doing, we will continue to incur significant expenditures for general administrative activities, including sales and marketing and research and development. As a result of these costs, we will need to generate and sustain significantly higher revenues and positive gross margins to achieve and sustain profitability. We incurred a net loss for the year ended December 31, 2012 of $12.7 million, a net loss of $9.8 million for the year ended December 31, 2011, and a net loss of $6.5 million for the year ended December 31, 2010. Our accumulated deficit as at December 31, 2012 was $336.5 million, at December 31, 2011, it was $323.8 million, and, at December 31, 2010, it was $314.0 million.

As noted above, our strategy to limit the significance of these risks and uncertainties is to execute a business plan aimed at increasing market penetration to achieve forecasted revenues, improving operating cash flows, continuing to invest in research and product development, entering into complementary markets, improving overall gross margins, and securing additional financing to fund our operations as needed.  However, we expect to incur significant operating expenses over the next several years. As a result, we expect to incur further losses in 2013, and we may never achieve profitability. Accordingly, we may not be able to implement our business strategy and the price of our common shares may decline.

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

Hydrogenics Corporation

We currently depend on a relatively limited number of customers for a majority of our revenues and a decrease in revenue from these customers could materially adversely affect our business, consolidated financial condition and results of operations.

While our business plan and sales and marketing strategy contemplates a diverse base of future customers, to date a relatively limited number of customers have accounted for a majority of our revenues and we expect they will continue to do so for the foreseeable future. Our four largest customers accounted for 32% of revenues for the year ended December 31, 2012 (32% of revenues for the year ended December 31, 2011, 40% of revenues for the year ended December 31, 2010). The identities of some of our largest customers have changed from year to year. Our arrangements with these customers are generally non-exclusive, have no volume commitments and are often on a purchase order basis. We cannot be certain customers who have accounted for significant revenue in past periods will continue to purchase our products and allow us to generate revenues. Accordingly, our revenue and results of operations may vary from period to period. We are also subject to credit risk associated with the concentration of our accounts receivable from these significant customers. If one or more of these significant customers were to cease doing business with us, significantly reduce or delay purchases from us, or fail to pay on a timely basis, our business, consolidated financial condition and results of operations could be materially adversely affected.

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

Goodwill arising from our acquisition of Stuart Energy in 2005 comprises approximately 11.9% of our total assets at December 31, 2012 (15.9% of our total assets at December 31, 2011, 16.2% of our total assets at December 31, 2010). Economic, market, legal, regulatory, competitive, customer, contractual and other factors may affect the value of goodwill. If any of these factors impair the value of these assets, accounting rules require us to reduce their carrying value and recognize an impairment charge. This would reduce our reported assets and earnings in the year the impairment charge is recognized.

Hydrogenics Corporation

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

Hydrogenics Corporation

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

Lack of new government policies and regulations for the energy storage technologies could hurt the development of the Power-to-Gas market for our hydrogen energy storage products.

One of the critical factors for Power-to-Gas project developers in securing project financing, or to justify the capital investment internally, is the ability to monetize a sufficient portion of the “diffused benefits” of the project.  This may be accomplished through a contract mechanism or a combination of new market reforms such as provision of new ancillary services such as load following or ramping service, tariffs for renewable gas, and favourable electricity purchase provisions (eg. special exemption for transmission and network uplifts and other charges on wholesale power purchases).  While Power-to-Gas demonstration projects are being built today, if new government regulations for large scale energy storage projects are not implemented, or are not sufficient to justify the investment by project developers, it would critically impede our ability to sell electrolyzers for commercial-scale Power-to-Gas into those markets.

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

Hydrogenics Corporation

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

Hydrogenics Corporation

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

Hydrogenics Corporation

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

Hydrogenics Corporation

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

Hydrogenics Corporation

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

Hydrogenics Corporation

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

Hydrogenics Corporation

Based on our structure, and the composition of our income and assets, we do not believe we were a PFIC for the taxable year ended December 31, 2012 or the prior taxable year. However, there can be no assurance the Internal Revenue Service will not successfully challenge our position or that we will not become a PFIC in a future taxable year, as PFIC status is retested each year and depends on our assets and income in that year. If we are classified as a PFIC at any time that a US shareholder holds our common shares, such shareholder may be subject to an increased US federal income tax liability and a special interest charge in respect of a gain recognized on the sale or other disposition of our common shares and upon the receipt of certain ‘‘excess distributions’’ (as defined in the United States Internal Revenue Code of 1986, as amended).

US shareholders should consult their own tax advisors concerning the US federal income tax consequences of holding our common shares if we were a PFIC in any taxable year and its potential application to their particular situation.

As a result of the strategic alliance entered into with CommScope and Enbridge, they own a significant portion of our common shares and may act, or prevent corporate actions, to the detriment of other shareholders.

As at December 31, 2012, CommScope owns 28.1% of our issued and outstanding common shares and Enbridge owns 13.9% of our issued and outstanding common shares.  Accordingly, CommScope and Enbridge may have the ability to exercise significant influence over all matters requiring shareholder approval.  This concentration could also have the effect of delaying or preventing a change in control that could otherwise be beneficial to our shareholders.

A limited number of shareholders collectively own a significant portion of our common shares and may act, or prevent corporate actions, to the detriment of other shareholders.

A limited number of shareholders, including our founders, CommScope, Enbridge, and General Motors, currently own a significant portion of our outstanding common shares. CommScope currently owns approximately 28.1% of our outstanding common shares. Enbridge currently owns approximately 13.9% of our outstanding common shares. General Motors currently owns approximately 5.9% of our outstanding common shares. In addition, Alpha currently holds 62,178 Series A warrants (representing the right to acquire the equivalent number of common shares) and 130,323 Series B warrants of the Corporation (representing the right to acquire the equivalent number of common shares), and Iroquois currently holds 79,678 Series A warrants and 130,323 Series B warrants. Accordingly, these shareholders may exercise significant influence over all matters requiring shareholder approval, including the election of a majority of our directors and the determination of significant corporate actions. This concentration could also have the effect of delaying or preventing a change in control that could otherwise be beneficial to our shareholders.

CommScope and Enbridge, as significant shareholders and parties to strategic alliances with us, and General Motors, with a representative on our Board of Directors, have the ability to influence our corporate actions and in a manner that may be adverse to other shareholder interests.

If we fail to maintain the requirements for continued listing on Nasdaq, our common shares could be delisted from trading on Nasdaq, which would materially adversely affect the liquidity of our common shares, the price of our common shares, and our ability to raise additional capital.

Failure to meet the applicable continued listing requirements of Nasdaq could result in our common shares being delisted from Nasdaq. In the past we have been unable to meet the Nasdaq requirements for continued listing on the Nasdaq Global Market for certain periods of time, and though we have regained compliance of such requirements, we may not be able to meet the requirements in the future. On September 18, 2012, we received notices from Nasdaq informing us that we failed to maintain a market value of listed securities of at least $50.0 million for 30 consecutive business days, in addition to the fact that we did not meet the minimum $50.0 million total assets and total revenues standard under Nasdaq Listing Rule 5450(b)(3)(A). We were given 180 days to regain compliance by having our market capitalization exceed $50.0 million for a minimum of 10 consecutive business days prior to the end of the 180-day period. We regained compliance on December 10, 2012.

Hydrogenics Corporation

If we fail to satisfy Nasdaq’s continued listing requirements, our common shares could be delisted from Nasdaq, in which case we may transfer to the Nasdaq Capital Market, which generally has lower financial requirements for initial listing or, if we fail to meet its listing requirements, the over-the-counter bulletin board. However, there can be no assurance that our common shares will be eligible for trading on any such alternative exchanges or markets in the United States. If we are delisted from Nasdaq, it could materially reduce the liquidity of our common shares, lower the price of our common shares, and impair our ability to raise financing.

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

Hydrogenics Corporation

As at December 31, 2012 there were 526,519 stock options to purchase our common shares, 141,856 Series A warrants, 260,646 Series B warrants and 124,085 DSUs. If these securities are exercised, our shareholders will incur substantial dilution.

A significant element in our business plan to attract and retain qualified personnel is the issuance to such persons options to purchase our common shares. At December 31, 2012, we have issued and have outstanding 526,519 options to purchase our common shares at an average price of CA$9.71 per common share. Accordingly, to the extent that we are required to issue significant numbers of options to our employees, and such options are exercised, our shareholders could experience significant dilution. As of December 31, 2012, we also have 141,856 Series A warrants and 260,646 Series B warrants issued and outstanding, whereby each warrant entitles the holder to purchase a common share for US$3.76. As of December 31, 2012, we also have 124,085 deferred share units (“DSUs”), whereby at the option of the holder, once vested they may be converted to common shares.  To the extent such Series A warrants, Series B warrants, and DSUs are exercised, our shareholders could experience significant dilution.

Hydrogenics Corporation

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

Capital expenditures for the year ended December 31, 2012 were $0.4 million, compared with $0.9 million and $0.4 million for the years ended December 31, 2011 and 2010, respectively, and consisted primarily of capital expenditures for leasehold improvements and equipment.  We expect capital expenditure plans for 2013 and subsequent years to result in further investment in property, plant and equipment as we continue our manufacturing and development initiatives. Our current budget for 2013 includes a capital budget of $1.3 million to purchase and manufacture testing and other equipment, primarily for our research and development programs but also in support of ongoing operational needs. We expect that more than half of our investments will be in Canada.  Our capital requirements will be affected by many factors, including the success of our current product offerings, the ability to enhance our current products and our ability to develop and introduce new products that keep pace with technological developments in the marketplace.

As at December 31, 2012 we had cash and cash-equivalents and restricted cash of approximately $16.8 million.

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

Hydrogenics Corporation

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

BUSINESS OVERVIEW

Hydrogenics, together with its subsidiaries, design, develop and manufacture hydrogen generation products based on water electrolysis technology, and fuel cell products based on proton exchange membrane (PEM) technology. Hydrogenics’ mission is to provide safe, secure, sustainable and emission free energy as a leading global provider of clean energy solutions based on hydrogen. We maintain operations in Belgium, Canada and Germany with satellite offices in the United States and Russia.

Our OnSite Generation business segment is based in Oevel, Belgium and develops products for industrial gas, hydrogen fueling and renewable energy storage markets. For the year ended December 31, 2012, our OnSite Generation business reported revenues of $27.5 million and, at December 31, 2012, had 83 full-time employees.

Our Power Systems business segment is based in Mississauga, Canada, with a satellite facility in Gladbeck, Germany, and develops products for energy storage, stationary and motive power applications. For the year ended December 31, 2012 our Power Systems business reported revenues of $4.3 million and, at December 31, 2012 had 58 full-time employees.

Where applicable, corporate and other activities are reported separately as Corporate and Other. This is the provision of corporate services and administrative support. At December 31, 2012, our Corporate and Other activities had four full-time employees.

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

Hydrogenics Corporation

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

Power Systems

Our Power Systems business segment is based on PEM fuel cell technology, which transforms chemical energy liberated during the electrochemical reaction of hydrogen and oxygen into electrical energy. Our HyPM® branded fuel cell products are based on our extensive track record of on-bench testing and real-time deployments across a wide range of stationary and motive power profiles. We configure our HyPM® products into multiple electrical power outputs ranging from 1 kilowatt to 1 megawatt with ease of integration, high reliability and operating efficiency, delivered from a highly compact area. We also develop and deliver hydrogen generation products based on PEM water electrolysis, which can also be used to serve the energy storage markets noted above.

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

Our Power Systems products are sold to leading Original Equipment Manufacturers (“OEMs”), such as CommScope, Inc. (“CommScope”) to provide backup power applications for telecom installations and vehicle and other integrators for motive power, direct current (“DC”) and alternative current (“AC”) backup. Additionally, our products are sold for prototype field tests intended to be direct replacements for traditional lead-acid battery packs for motive applications. We also sell our Power Systems products to the military, aerospace and other early adopters of emerging technologies.

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

Hydrogenics Corporation

Segmented Revenues

(Millions of US dollars)
	2012	2011	2010
OnSite Generation	$27.5	$19.7	$15.9
Power Systems	4.3	4.1	5.0
Total	$31.8	$23.8	$20.9

For additional financial information by business segment, see “Note 26. – Segmented Financial Information” to our consolidated financial statements, which can be found on page F-42 of this form, and is incorporated by reference herein.

Our revenues are segmented by geographic region, as follows:

(Thousands of US dollars)
	2012	2011	2010
European Union	$13,890	$4,854	$5,308
Eastern Europe	7,111	5,626	2,461
North America	2,814	3,108	4,212
Asia	2,510	611	3,363
South America	2,207	2,747	2,273
Africa	1,943	4,385	191
Middle East	932	122	2,412
Oceania	222	1.331	710
Other	177	1,048	-
	$31,806	$23,832	$20,930

Our strategy is to develop electrolyzer and fuel cell products for sale to OEMs, electric utilities, gas utilities, merchant gas companies and end-users requiring highly reliable products offered at competitive prices. We believe our success will be substantially predicated on the following factors:

Increasing Market Penetration
At December 31, 2012, we had seventeen full-time staff employed in sales functions. Our senior management team is also actively involved in sales initiatives, including maintaining close contact with our more significant customers. In the year, significant efforts were made in the sales function; including repositioning of responsibilities to permit dedicated leadership for the sales function, obtaining detailed assessments of markets, and leveraging our Commscope and Enbridge strategic relationships.

In 2012, we also continued to invest in product development. In Power Systems, we introduced a new fuel cell system architecture in order to be better aligned with backup power market opportunities and we have also expanded our fuel cell system power level by introducing a new 30 kW fuel cell product.  In On Site Generation, we also delivered our 2 Megawatt energy storage electrolyzer to E.ON, a major global energy and gas company located in Germany.  Hydrogenics is now better positioned for increasing market penetration in its two business segments.

Additionally, we have developed relationships with third parties we believe are well positioned in our relevant markets to identify new market opportunities for our products. In the industrial gas market, these third parties include leading merchant gas companies, such as Air Liquide and Linde Gas. In the energy storage market, it is leveraging our strategic relationship with Enbridge as well as our global contacts with other large utilities, gas companies and regulators.  In the backup power market, these third parties include leading OEMs, such as CommScope.

Hydrogenics Corporation

Future Markets

Hydrogenics is pioneering Power-to-Gas, an innovative energy conversion and storage solution using electrolysis.  Power-to-Gas is the three-step process of integrating renewable sources of generation by load-following, converting the surplus electricity to hydrogen or renewable gas, and leveraging the existing natural gas infrastructure for seasonal storage.  An electrolyzer provides the rapid, dynamic response to the Independent System Operator’s signals to accurately load-follow the intermittent generation pattern of renewable sources such as wind turbines.  The hydrogen produced is injected into the natural gas system which provides an unparalleled TWh of storage capacity.  Surplus electricity can be stored for consecutive days or even consecutive weeks without the need to discharge; it is a seasonal storage capability. This is the only energy storage solution which bridges the power grid and the gas grid to unlock new options.  It enhances the flexibility of managing the power grid and provides the means to capitalize on the vast potential of alternative sources of generation to produce a local source of renewable gas to de-carbonize the gas system.  As the existing fleet of Combined Cycle Gas Turbine (“CCGT”) generators contract for this renewable gas, the clean but intermittent characteristics of renewable generation are transformed into a dispatchable renewable resource when and where it is needed.  Since the hydrogen or substitute natural gas is stored in the natural gas system, the discharge of stored energy is not restricted to the site of charging like other technologies such as pumped hydro storage and CAES (Compressed Air Energy Storage).  As a result, Power-to-Gas plant can be optimally sited at a point of congestion on the power grid to alleviate the problem.  It is also a scalable solution, as additional 10MW Power-to-Gas modules can be added to an initial development as required.  Hydrogenics is currently working with leading utilities worldwide in demonstration projects and setting the stage for commercial-scale projects.  The Corporation is also advancing the next generation of PEM electrolyzers to meet the future demands of Power-to-Gas system developers across all applications—direct hydrogen injection into gas system, bio-methanation to inject substitute natural gas, renewable gas for oil refining, and distributed hydrogen fuelling stations.

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

Within our OnSite Generation business segment, we are focused on reducing the cost of our HySTAT® electrolyzer and improving its efficiency. Innovation in the design, elimination of non-value adding components, improved component sourcing and fundamental electrochemical improvements have all contributed to ongoing cost reduction initiatives in 2013 and beyond. We also recognize the opportunity for larger scale energy storage installations and are continuing to develop significantly scale-up products to better meet this market opportunity.

Within our Power Systems business segment, we spent much of 2012 focusing on further reducing the cost of an fully integrated fuel cell system inclusive of its components.  We have achieved significant cost reduction milestones but will continue to further improve the financial viability of the product in the marketplace. We are also attempting to offset a portion of the associated development expenses by entering into cost-sharing agreements with OEMs and government agencies.

Securing Additional Capital
As at December 31, 2012, we had $16.8 million of cash, cash equivalents and restricted cash, had $4.2 million of shareholders’ equity and $42.1 million of assets.

During 2012, we completed a private placement offering of common shares with Enbridge for gross cash proceeds of $5.0 million.

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

Hydrogenics Corporation

In the third quarter of 2012, we filed a final short form base shelf prospectus with certain Canadian and US securities regulatory authorities. The shelf prospectus will allow us to offer, from time to time over a 25-month period, up to $25 million of debt, equity and other securities.  However, US securities law limits the issuance of shares, restricting the size of any offering to 1/3 of the market value of our public float in any 12-month period.

We intend to use any net proceeds received from any offering pursuant to such shelf prospectus to fund current operations and potential future growth opportunities, except as otherwise may be disclosed in a prospectus supplement relating to such offering.

We are not required to offer or sell all or any portion of the securities pursuant to the shelf prospectus in the future and will only do so if we believe market conditions warrant it.

Retaining and Engaging Our Staff

At December 31, 2012, we had 145 full-time employees, the majority of whom have been employed by the Corporation for several years and possess strong technical backgrounds with extensive industry experience. We strive to maintain a high level of employee engagement by compensating at market rates, providing interesting and challenging work, and, over time, the opportunity to create wealth by participating in our stock ownership program.

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

•
HyPM® Fuel Cell Power Modules.  Our HyPM® power module runs on high purity hydrogen and produces DC power in standard outputs of 2.5, 5, 8, 12, 16, 30, 90, 120 and 180 kW. This product is suitable for a wide range of stationary, mobile and portable power applications. The HyPM® XR model is targeted at backup power applications and the HyPMHD® model is targeted at motive power applications.

•
HyPX™ Fuel Cell Power Pack.  Our HyPX™ Power Pack includes a standard HyPM® power module integrated with hydrogen storage tanks and ultracapacitors that provide higher power in short bursts.  This product has the same form, fit and function as large battery packs used in devices such as forklift trucks and tow tractors.

Hydrogenics Corporation

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

At December 31, 2012, we had seventeen full-time staff employed in sales functions. Our senior management team is also actively involved in sales initiatives, including maintaining close contact with our more significant customers.

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

In 2012, three customers each comprised 26% of our revenue (in 2011, three customers each comprised 27% of our revenue). In 2012, 66% of our revenues was derived from Europe, 16% from North and South America, 8% from Asia, and the remaining 10% were derived from other foreign jurisdictions (in 2011, these numbers were 44%, 25%, 3% and 28%, respectively).  Accordingly, we have mitigated risk to any single market or adoption rate by diversifying our product portfolio across the markets in which we operate.

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

•
Leading Global Industrial Gas Companies.  We have previously established preferred supplier agreements with Air Liquide S.A., Air Products and Chemicals, Inc., and Linde A.G., three of the leading global industrial gas companies.  Typically, these agreements provide that for industrial applications we will be the preferred supplier of on-site, electrolysis-based hydrogen generators to the applicable industrial gas company.  We believe these relationships represent valuable sales channels, while providing validation of our technology from highly credible partners.

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

•
Enbridge. In April 2012, we entered into a joint development agreement with Enbridge, the owner and operator of Canada's largest natural gas distribution company, various North American midstream gas assets, and a leader in clean energy solutions, to jointly develop utility scale energy storage in North America.

Hydrogenics Corporation

•
OEM. In October 2012, we entered into a multi-year joint cooperation agreement with an OEM. In conjunction with the signing of the cooperation agreement, we were awarded a $36 million contract for the supply of propulsion system equipment including integrated fuel cell power systems, power electronic converters, associated hardware and propulsion system software. The contract includes additional equipment commitments of $13 million as well as optional equipment and services totaling another $43 million over a 10 year period. These options will be triggered as required for production, spare parts, warranty, and service requirements.

Research and Product Development
Our research and product development team consists of approximately 26 staff, the substantial majority of whom are located in Mississauga, Ontario, and are focused primarily on our fuel cell and PEM technology activities. The remainder is located in Oevel, Belgium.  Collectively, these individuals have many years of experience in the design of electrolysis and fuel cell products. Our product development team combines leaders with extensive experience in their fields with younger graduates from leading universities.

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

We seek cost-sharing projects with various government and non-government agencies, to offset, to the extent possible, our research and product development expenses.  We currently have contribution agreements with Natural Resources Canada and the Province of Ontario. In 2012, $0.5 million, or 8% of our research and product development expenses, were funded by various governments.  In 2011 Hydrogenics Corporation entered into a loan agreement with the Province of Ontario’s Ministry of Economic Development and Trade, Strategic Jobs and Investment Fund for up to CA$6.0 million.  During the year, the Corporation drew down CA $1.6 million of the loan, which is calculated based on 50% of eligible costs to a maximum of CA $1.5 million per disbursement.  The loan is a low interest rate loan, and if certain criteria are met, such as the retention and creation of a specified number of jobs, the loan will be interest free for the first five years.

Our current research and product development plans are summarized below:

•
OnSite Generation. Our research activities are currently devoted to the scale-up of design and performance factors of our electrolyzer cell stacks. Our product development activities are focused on the development of mega-watt scale PEM electrolyzers and product line extension of our Alkaline electrolyzers.  These new products are designed to store renewable or other excess energy as hydrogen, thereby helping to address large scale grid energy storage problems, for Power-to-Gas applications or for vehicle refueling.  Our large scale product development efforts aim to make Hydrogenics the “one-stop shop” for all on-site hydrogen generation needs.

•
Power Systems.  At the fuel cell stack and component level, we are concentrating on testing, adapting and integrating new materials, design concepts, manufacturing techniques, and cost reduction initiatives.  Our efforts today continue to blend the boundary between the fuel cell stack and necessary subsystems and components. At the fuel cell module or product level, we continue to expand our product line all the while continuing to lower cost on existing products in order to meet market specific cost requirements.

Intellectual Property
We protect our intellectual property by means of a combination of patent protection, copyrights, trademarks, trade secrets, licences, non-disclosure agreements and contractual provisions. We generally enter into non-disclosure and confidentiality agreements with each of our employees, consultants and third parties that have access to our proprietary technology. We currently hold 121 patents in a variety of jurisdictions and have 24 patent applications pending. Additionally, we enter into commercial licences and cross-licences to access third party intellectual property.

Hydrogenics Corporation

We believe our intellectual property provides us a strong competitive advantage and represents a significant barrier to entry into our industry for potential competitors.  As part of our patent portfolio, we maintain a collection of innovative energy storage patents with broad and exclusive rights concerning the use of excess electrical power to produce hydrogen from water while simultaneously providing electric grid stabilization services.  We believe these patents place Hydrogenics in the strongest possible position to build our company over the long-term and will continue to strengthen our efforts as electric grid operators look to hydrogen as an important strategy for utility-scale energy storage.

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

Hydrogenics Corporation

ORGANIZATIONAL STRUCTURE

As of March 8, 2013, we beneficially owned, directly or indirectly, 100% of the voting and non-voting securities of the material subsidiaries listed below.

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

•
Oevel-Westerlo, Belgium.  Our 36,600 square foot facility in Oevel-Westerlo, Belgium, serves as our manufacturing facility for our OnSite Generation business and is leased until August 30, 2014.  Principal activities at this facility include the manufacture and assembly of our hydrogen generation equipment, water electrolysis research and product development as well as administrative functions related to our OnSite Generation business.

•
Gladbeck, Germany.  Our Power Systems group maintains a 13,300 square foot facility in Gladbeck, Germany, which is leased until December 31, 2013. This facility is used to provide fuel cell integration services for European customers and serves as our European office for the fuel cell activities of our Power Systems business.

We also have small sales and service offices in Eastern Europe and North America. We believe our facilities are presently adequate for our operations and we will be able to maintain suitable space needed on commercially reasonable terms.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Management’s Discussion of Financial Condition and Results of Operations (“MD&A”)

The following discussion and analysis of our financial condition and results of operations for the fiscal years ended December 31, 2012, 2011, and 2010 should be read in conjunction with our audited consolidated financial statements and related notes included in this Form 20-F.

OPERATING RESULTS

A detailed discussion of our operating results for 2012 and 2011

This section provides a detailed discussion of our financial performance based on our consolidated financial statements.  All references to per share amounts pertain to net loss per share. Certain of the prior year’s figures have been reclassified to conform to the current year’s presentation.

Hydrogenics Corporation

Hydrogenics Corporation
Summary Financial Analysis
(Thousands of US  dollars, except per share amounts)
				Percentage Favourable (Un- favourable)	Percentage Favourable (Un- favourable)
	2012	2011	2010	2012	2011
OnSite Generation	$27,477	$19,685	$15,921	40%	24%
Power Systems	4,329	4,147	5,009	4%	(17)%
Revenues	31,806	23,832	20,930	33%	14%
Gross Profit	5,245	5,488	5,426	(4)%	1%
Percentage of Revenues	16%	23%	26%
Selling, General and Administrative Expenses	12,751	11,740	11,227	(9)%	(5)%
Research and Product Development Expenses	4,606	2,934	3,445	(57)%	15%
Loss from Operations	(12,107)	(9,278)	(8,911)	(30)%	(4)%
Net Loss	(12,679)	(9,788)	(6,545)	(30)%	(50)%
Net Loss Per Share	$(1.72)	$(1.58)	$(1.40)	(9)%	(13)%

Consolidated Statements of Cash Flows
Cash Used in Operating Activities	(1,063)	(4,401)	(10,014)	76%	56%

Other Measures
Cash Operating Costs1	15,189	12,299	13,437	(23)%	8%
Adjusted EBITDA1	(11,242)	(8,236)	(8,251)	(36)%	-
See Item 5, Operating and Financial Review and Prospects Reconciliation and Definitions of non-GAAP Measures.

Highlights for 2012 compared to 2011:

•
Revenues were $31.8 million, an increase of 33% over 2011 primarily reflecting increased revenues and fulfillment of 2011 backlog in our OnSite generation business unit.  This revenue growth was driven by growth in fueling and renewable energy markets. The overall increase was also driven by increased revenues in our Power Systems business unit reflecting initial revenue on the contract for integrated power propulsion systems for an OEM. These overall growth factors were partially offset by a weakening of the Euro relative to the US dollar.

•
Cash operating costs were $15.2 million, versus $12.3 million last year, with costs as a percent of revenue falling 3.9%. The year-over-year change reflects planned increases in research and development efforts focused on next-generation energy storage product development, additional marketing costs, and increased compensation costs arising from improved business performance.

•
Hydrogenics’ Adjusted EBITDA loss was $11.2 million versus $8.2 million last year, reflecting; (i) the above-noted increase in cash operating costs of $2.9 million as a result of planned increases in research and development efforts focused on next-generation energy storage product development, additional marketing costs, and increased compensation costs arising from improved business performance; (ii) a $0.1 million increase associated with the Corporation’s deferred compensation plans, which are indexed to the share price; (iii) a $0.2 million decrease in gross profit, partially offset by (iv) a $0.2 million decrease in stock-based compensation. The Adjusted EBITDA loss as a percent of sales increased slightly year-over-year.

Hydrogenics Corporation

•
Net loss increased $2.9 million or 30% ($0.14 per share), reflecting: (i) the above noted increase in Adjusted EBITDA loss of $3.0 million; as well as an increase in finance loss of $0.1 million as a result of an increase in the fair value of outstanding warrants driven by an increase in our share price; partially offset by a decrease in other losses of $0.1 million and a decrease in amortization and depreciation of $0.1 million.

•
Cash and cash equivalents and restricted cash were $16.8 million at December 31, 2012, a $6.8 million increase compared to December 31, 2011 primarily reflecting: (i) $10.2 million in cash deposits in respect of a large order received in the third quarter of 2012; (ii) $4.8 million of net proceeds from the Enbridge equity investment, (iii) $1.6 million of operating borrowings, and; (iv) $0.3 million of proceeds from the exercise of warrants, partially offset by (v) $9.4 million of cash used in operating activities; (vi) $0.4 million of capital expenditures, and; (vii) repayments of our post-retirement benefit liability and repayable government contribution totalling $0.4 million.

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

•
Adjusted EBITDA loss excluding $0.7 million of increased costs associated with our deferred compensation plans, which are indexed to our share price; and $0.3 million increase in non-cash stock-based compensation costs in respect of executive stock options, which were surrendered in January 2011 decreased $1.0 million or 12%, reflecting: (i) a $0.4 million reduction in costs as a result of cost reduction initiatives; (ii) a $0.5 million increase in research and product development funding; and (iii) a $0.1 million increase in gross margin.

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

Hydrogenics Corporation

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

OnSite Generation
Summary Financial Analysis
(Thousands of US dollars)
				Percentage Favourable (Unfavourable)
	2012	2011	2010	2012		2011
Revenues	$27,477	$19,685	$15,921	40%		24%
Gross Profit	3,808	4,187	3,350	(9)%		25%
Percentage of Revenues	14%	21%	21%
Selling, General and Administrative Expenses	3,320	3,455	2,376	4%		(45)%
Research and Product Development Expenses	765	682	842	(12	) %	19%
Segment Income	(277)	51	131	(643)%		(61)%

Revenues for 2012 were $27.5 million, an increase of $7.8 million or 40% over the previous year, primarily reflecting increased order bookings at December 31, 2011 in our OnSite generation business unit driven by growth in industrial, fueling and renewable energy markets in the prior year, partially offset by an 8% decrease in the value of the euro relative to the US dollar. Revenues for the year ended December 31, 2012 consisted of the sale of electrolyzer products to customers in industrial gas, renewable energy, energy storage and fueling markets. At December 31, 2012, we had $18.9 million of confirmed orders (2011 - $27.2 million), substantially all of which are anticipated to be delivered and recognized as revenue in 2013. Revenues for 2011 were $19.7 million, an increase of $3.8 million or 24% over the previous year, driven by order growth in industrial, fueling and renewable energy markets, as well as a 6% increase in the value of the euro relative to the US dollar. Revenues for the year ended December 31, 2011 consisted of the sale of electrolyzer products to customers in industrial gas, renewable energy and fueling markets.

Gross Profit was $3.8 million (14% of revenues) in 2012, compared to $4.2 million (21% of revenues) in 2011, primarily reflecting i) competitive, strategic pricing – accelerating the demonstration phase of a new market. Hydrogenics may use this strategy when our technology finds a fit in new markets, whether that be geographic or application based; and the adoption by a lead company will materially move the market in our favour. Also contributing to the decrease was the effect of pricing increases on key supplier components in our OnSite Generation business.  Cost reduction efforts are continuing through supply chain management and product design innovation in order to restore margins to target levels. Gross profit was $4.2 million (21% of revenues) in 2011, compared to $3.4 million (21% of revenues) in 2010, primarily the result of increased revenues.

Selling, General and Administrative (“SG&A”) Expenses for 2012 were $3.3 million, a decrease of $0.1 million, primarily reflecting a weakening of the Euro relative to the USD. SG&A expenses for 2011 were $3.5 million, an increase of $1.1 million or 45% over the previous year, attributable to increased selling costs associated with the growth in the order backlog, as well as an increase in costs resulting from the strengthening of the euro relative to the US dollar.

Research and Product Development (“R&D”) Expenses for 2012 were $0.8 million in 2012, an increase of $0.1 million or 12% as compared to 2011, reflecting increased materials related to renewable energy product development efforts of $0.2 million, partially offset by increased research and product development funding of $0.1 million.  R&D expenses for 2011 were $0.7 million, a decrease of $0.2 million or 19%, as compared to the previous year, reflecting decreased materials for experimentation and prototyping trials, as well as increased research and product development funding.

Hydrogenics Corporation

Segment Income (Loss) for 2012 was a $0.3 million loss, a decrease of $0.3 million from 2011, reflecting decreased gross profit as well as an increase in R&D costs, described above. Segment income (loss) for 2011 was less than $0.1 million, a decrease of less than $0.1 million over 2010, reflecting increased revenues and decreased R&D costs, partially offset by increased selling costs.

Power Systems
Summary Financial Analysis
(Thousands of US dollars)
				Percentage Favourable (Unfavourable)
	2012	2011	2010	2012	2011
Revenues	$4,329	$4,147	$5,009	4%	(17)%
Gross Profit	1,437	1,301	2,076	10%	(37)%
Percentage of Revenues	33%	31%	41%
Selling, General and Administrative Expenses	3,782	2,992	3,478	(26)%	14%
Research and Development Expenses	3,821	2,157	2,519	(77)%	14%
Segment Loss	(6,166)	(3,848)	(3,921)	(60)%	2%

Revenues for 2012 were $4.3 million, an increase of $0.2 million or 4% compared to 2011 reflecting variations in timing of orders, and product deliveries. At December 31, 2012, we had $41.1 million (2011 - $1.9 million) of confirmed orders for Power Systems’ products and services. Revenues for 2011 were $4.1 million, a decrease of $0.9 million or 17% compared to 2010 reflecting variations in timing of orders, and product deliveries.

Gross Profit for 2012 was $1.4 million (33% of revenues, compared to $1.3 million (31% of revenues) in the previous year, reflecting a higher proportion of custom projects, which generally have higher gross margins.  Gross profit for 2011 was $1.3 million (31% of revenues, compared to $2.1 million (41% of revenues) in 2010, reflecting additional costs incurred on two custom product development projects and lower overhead absorption.

SG&A Expenses for 2012 were $3.8 million, 8.7% of orders received in the year, an increase of $0.8 million or 26% compared to the previous year primarily reflecting increased marketing efforts and a higher level of activity associated with commercial activities as well as higher compensation costs arising from improved business performance. SG&A expenses for 2011 were $3.0 million, a decrease of $0.5 million or 14% compared to the previous year primarily reflecting savings associated with cost reduction initiatives.

R&D Expenses for 2012 were $3.8 million, an increase of $1.7 million or 77%, attributable to increased R&D expenditures of $1.2 million primarily resulting from increased efforts on next-generation energy storage product development, as well as decreased R&D funding of $0.4 million as a result of variations in the timing of borrowings on the loan with the Province of Ontario’s Ministry of Economic Development, Strategic Jobs and Investment Fund. R&D expenses for 2010 were $2.2 million, a decrease of $0.3 million or 14%, primarily reflecting increased research and product development funding.

Segment Loss for 2012 was $6.2 million compared to $3.8 million for 2011 reflecting the increase in SG&A and R&D expenses described above, partially offset by increased revenues and gross profits. Segment loss for 2010 was $3.8 million compared to $3.9 million in 2010 reflecting ongoing cost reduction efforts, partially offset by decreased revenues and gross margins.

Hydrogenics Corporation

Corporate and Other
Summary Financial Analysis
(Thousands of US dollars)
				Percentage Favourable (Unfavourable)
	2012	2011	2010	2012	2011
Selling, General and Administrative Expenses	$5,649	$5,293	$5,373	(7)%	1%
Research and Development Expenses	20	95	84	79%	(13)%
Litigation Settlements			(437)	-	(100)%
Other Finance Gains (Losses), Net	(438)	(332)	2,433	(32)%	(114)%
Segment Loss	(6,236)	(5,991)	(2,775)	(4)%	(116)%

SG&A Expenses were $5.6 million in 2012, an increase of 7% compared to the previous year. Included in SG&A expenses for the year are $0.8 million, respectively, of costs and fair value adjustments resulting from our DSU and restricted share unit (“RSU”) plans, which are indexed to our share price. This compares to a loss of $0.7 million in 2011. Also included in SG&A expenses are increased compensation costs arising from improved business performance, and increased professional costs associated with the short form base shelf prospectus filed in 2012, partially offset by a reduction in the value of the post-retirement benefit liability of $0.2 million. SG&A Expenses were $5.3 million in 2011, a decrease of 1% compared to 2010. This decrease is the result of: (i) $0.5 million of savings resulting from ongoing cost reduction initiatives; partially offset by (ii) an increase of $0.4 million in costs for our deferred compensation plans, which are indexed to our share price.

R&D Expenses for 2012 and 2011 were less than $0.1 million, consistent with the prior year.

Litigation Settlements for 2012 and 2011 were $nil compared to a recovery of $0.4 million in 2010. The 2010 recovery reflects the settlements noted below;

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

•
On May 21, 2010, the Corporation entered into separate settlement agreements with each of Alpha Capital Anstalt (“Alpha”) and Iroquois Master Fund Ltd. (“Iroquois”), regarding previously disclosed litigation and disputes. Under the terms of each settlement agreement, the Corporation issued 100,000 common shares to each of Alpha and Iroquois on a private placement basis in the United States to settle their claims.  The total issuance of 200,000 common shares represented approximately 4.76% of the Corporation’s equity in aggregate at June 30, 2010.  The settlement contained no admission of wrongdoing by the Corporation, its officers and directors. Following the receipt of the advice of counsel, the Board of Directors unanimously approved the settlement and concluded the settlement to be in the best interests of the Corporation. This resulted in an $0.8 million charge to litigation settlements. Under the terms of each settlement agreement, Hydrogenics filed with the U.S. Securities and Exchange Commission a registration statement on Form F-3 covering the resale of the 200,000 common shares issued to Alpha and Iroquois.

Other Finance Losses for 2012 were $0.4 million, compared to other finance losses of $0.3 million in 2011. This change is primarily the result of a $0.1 million change in the fair value of outstanding and exercised warrants (at the time of exercise) driven by an increase in our share price. Other Finance Losses for 2011 were $0.3 million, compared to other finance gains of $2.4 million in 2010. This change is primarily the result of: (i) a $2.0 million change in the fair value of outstanding warrants driven by an increase in our share price; and (ii) a $0.8 million increase in the present value of repayable government contributions.

Hydrogenics Corporation

Segment Loss for 2012 was $6.2 million, an increase of $0.2 million compared to 2011 resulting from the increase in SG&A expenses of $0.4 million and the increase in other finance losses of $0.1 million, as noted above, offset by small decreases in other items in Finance income (loss), net. Segment Loss for 2011 was $6.0 million, an increase of $3.2 million compared to 2010 resulting from the decrease in other finance gains and the absence of $0.4 million of litigation settlement recoveries.

Financial Condition
A discussion of the significant changes in our consolidated balance sheets

As at December 31

(Thousands of US dollars)

			Change
	2012	2011	$	%
Cash, cash equivalents, restricted cash and short-term investments	$16,802	$9,960	6,842	69%
Trade and other receivables	5,615	4,151	1,464	35%
Inventories	12,213	9,315	2,898	31%
Trade and other payables	11,946	9,986	1,960	20%
Provisions (current and non-current)	1,808	1,654	154	9%
Unearned revenue (current and non-current)	20,173	5,144	15,029	292%
Warrants	1,545	1,525	20	1%
Other non-current liabilities	$2,384	$1,979	405	20%

Cash, cash equivalents and restricted cash were $16.8 million, an increase of $6.8 million or 69%. Refer to Item 5, Operating and Financial Review and Prospects - Liquidity and Capital Resources.

Trade and other receivables were $5.6 million, an increase of $1.5 million or 35% reflecting an increase in revenues as well as later timing of delivery on orders, compared to December 31, 2011, resulting in a greater proportion of receivables remaining outstanding at December 31, 2012.

Inventories were $12.2 million, an increase of $2.9 million or 31% reflecting increased purchases and work-in-progress for orders intended for delivery in early 2013.

Trade and other payables were $11.9 million, an increase of $2.0 million or 20% reflecting: (i) an increase in amounts payable for purchases of inventory; (ii) an increase in liabilities for deferred compensation plans indexed to our share price; and (iii) an increase in accrued payroll and related compensation.

Provisions were $1.8 million, an increase of $0.2 million or 9% reflecting increased revenues.

Unearned revenues were $20.2 million, an increase of $15.0 million or 292% reflecting deposits received on increased order bookings.

Warrants were $1.5 million, consistent with 2011 as a result of an increase in the fair value resulting from the increase in our share price, offset by the exercise of 82,500 Series A warrants.

Other non-current liabilities were $2.4 million at December 31, 2012 an increase of $0.4 million or 20%. The increase primarily reflects a $0.8 million increase in long-term debt as a result of the loan agreement with the Province of Ontario’s Ministry of Economic Development, Strategic Jobs and Investment Fund, partially offset by a $0.3 million decrease in the value of our post-retirement benefit liability, and a less than $0.1 million decrease in the value of repayable government contributions discussed below

Included in other non-current liabilities is $0.7 million to reflect the Corporation’s estimate of the fair value of the obligation owing to Industry Canada under the terms of a 2011 settlement agreement between the Corporation and Industry Canada.  Under the terms of the agreement, the Corporation agreed to pay up to CA$2.3 million in full and final settlement of all claims in connection with an agreement originally entered into in 1998 by Stuart Energy Systems Corporation (“Stuart Energy”), a wholly owned subsidiary of the Corporation until October 27, 2009, and Technologies Partnerships Canada, a program of Industry Canada. Pursuant to the settlement agreement, the Corporation will pay a total of CA$1.5 million to Industry Canada in quarterly instalments, commencing January 2011 and continuing until September 2017. An additional payment of 3.0% of the net proceeds of all equity instrument financing transactions completed by the Corporation on or before September 30, 2017 or the sum of CA$0.8 million, whichever will be the lesser amount, will also be paid to Industry Canada.

Hydrogenics Corporation

Summary of Quarterly Results

A summary view of our quarterly financial performance

The following table highlights selected financial information for the eight consecutive quarters ended December 31, 2012.

(Thousands of US dollars - except per share amounts)

	2012				2011
Prepared under IFRS accounting standards	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenues	$9,926	$7,897	$8,259	$5,724	$7,632	$4,932	$3,881	$7,387
Gross Profit	1,310	1,658	1,472	805	2,071	883	1,159	1,375
Percentage of Revenues	13%	21%	18%	14%	27%	18%	30%	19%
Adjusted EBITDA 1	(2,649)	(3,168)	(2,332)	(3,093)	(1,316)	(1,894)	(2,110)	(2,916)
Net Loss	(3,279)	(3,074)	(3,145)	(3,181)	(1,182)	(1,764)	(2,181)	(4,661)
Net Loss Per Share (Basic and Fully Diluted)	(0.42)	(0.40)	(0.42)	(0.48)	(0.18)	(0.27)	(0.36)	(0.85)
Weighted Average Common Shares Outstanding	7,724,427	7,688,197	7,562,012	6,605,648	6,605,491	6,604,249	5,999,347	5,494,230

Note:

1.	Adjusted EBITDA is a Non-IFRS measure. See Item 5 – Operating and Financial Review and Prospects – Reconciliation and Definitions of non-GAAP measures.

In the first quarter of 2012, our net loss decreased by $1.5 million ($0.37 per common share) compared to the first quarter of 2011 reflecting a $1.6 million increase in other finance gains and losses net. The change in other finance gains and losses net, primarily reflects the lack of a $1.4 million loss incurred during the first quarter of 2011 resulting from an increase in the fair value of outstanding warrants, which can be settled in cash at the option of the holder. In the first quarter of 2012, there was a $0.2 million gain resulting from a decrease in the fair value of outstanding warrants. This is partially offset by a $0.2 million increase in adjusted EBITDA loss attributable to decreased revenues and gross profit.

In the second quarter of 2012, our net loss increased by $1.0 million ($0.06 per common share) compared to the second quarter of 2011.  This increase primarily reflects a $0.4 million increase in the fair value of outstanding warrants, as well a $0.2 million increase in the net present value of repayable government assistance, and a $0.2 million increase in adjusted EBITDA loss attributable to lower gross profit in the quarter.

In the third quarter of 2012, our net loss increased by $1.3 million ($0.13 per common share) compared to the third quarter of 2011 primarily as a result of a $1.2 million increase in adjusted EBITDA loss attributable to  planned increases in research and development efforts focused on next-generation energy storage product development, costs for higher marketing and commercial activities as well as compensation costs arising from improved business performance, partially offset by an increase in gross profit.
______________________
1 EBITDA is a Non-IFRS measure. See Item 5 – Operating and Financial Review and Prospects – Reconciliation and Definitions of non-GAAP measures.

Hydrogenics Corporation

In the fourth quarter of 2012, our net loss increased by $2.1 million ($0.24 per common share) compared to the fourth quarter of 2011.   A discussion of the key items is as follows;

•
Revenues increased $2.3 million, or 30%, reflecting increased revenues in our OnSite Generation business unit driven by growth in industrial, fueling and renewable energy markets in the prior year and in our Power Systems business unit reflecting increased order bookings driven by the award of a contract for integrated power propulsion systems for an OEM as well as growth in backup power markets, mobility markets and energy storage/grid stabilization markets.

•
Gross profit was $1.3 million (13% of revenues) compared to $2.1 million (27% of revenues), reflecting increased revenues partially offset by decreased gross margin as a percentage of revenue resulting from increased material costs. Cost reduction efforts are continuing through supply chain management and product design innovation in order to restore margins to target levels.

•
SG&A expenses were $3.1 million, a decrease of $0.8 million or 20% associated to a decrease in the value of our post-retirement benefit liability due to a revaluation totalling $0.2 million as well as increased efforts on cost reduction.

•
R&D expenses were $1.0 million, an increase of $1.3 million or 433% from a net recovery of $0.3 million in 2011. The net recovery in 2011 was primarily the result of $1.3 million of research and product development funding resulting from the receipt of the first disbursement under the loan agreement with the Province of Ontario’s Ministry of Economic Development, Strategic Jobs and Investment Fund. This disbursement was tied to qualified expenses which were incurred in previous quarters. In the fourth quarter of 2012, research and product development funding totaled $0.2 million. Also primarily contributing to the increase is $0.5 million in additional R&D expenses incurred primarily as a result of increased efforts on next-generation energy storage product development.

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

Reconciliation and Definition of Non-IFRS Measures

A description, calculation, and reconciliation of certain measures used by management

Non-IFRS financial measures, including earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”) and cash operating expenses are used by management to provide additional insight into our performance and financial condition. We believe these non-IFRS measures are an important part of the financial reporting process and are useful in communicating information that complements and supplements the consolidated financial statements. Accordingly, we are presenting Adjusted EBITDA and cash operating expenses in this MD&A to enhance the usefulness of our MD&A. In accordance with Canadian Securities Administration Staff Notice 52-306, we have provided reconciliations of our non-IFRS financial measures to the most directly comparable IFRS number, disclosure of the purposes of the non-IFRS measure, and how the non-IFRS measure is used in managing the business.

Earnings Before Interest, Taxes, Depreciation and Amortization

We report Adjusted EBITDA because it is a key measure used by management to evaluate the performance of business units and the Corporation. Adjusted EBITDA is a measure commonly reported and widely used by investors as an indicator of a company’s operating performance and ability to incur and service debt, and as a valuation metric. The Corporation believes Adjusted EBITDA assists investors in comparing a company’s performance on a consistent basis without regard to depreciation and amortization, which are non-cash in nature and can vary significantly depending on accounting methods or non-operating factors, such as historical cost.

Hydrogenics Corporation

Adjusted EBITDA is not a calculation based on IFRS and should not be considered an alternative to operating income (loss) or net income (loss) in measuring the Corporation’s performance, nor should it be used as an exclusive measure of cash flow, because it does not consider the impact of working capital growth, capital expenditures, debt principal reductions and other sources and uses of cash, which are disclosed in the consolidated statements of cash flows. Investors should carefully consider the specific items included in our computation of Adjusted EBITDA. While Adjusted EBITDA has been disclosed herein to permit a more complete comparative analysis of the Corporation’s operating performance relative to other companies, investors should be cautioned that Adjusted EBITDA, as reported by us, may not be comparable in all instances to Adjusted EBITDA, as reported by other companies.

The following is a reconciliation of Adjusted EBITDA with net loss. Adjusted EBITDA is regularly reported to the chief operating decision maker and corresponds to the definition used in our historical quarterly discussions.

Adjusted EBITDA
(Thousands of US dollars)
	2012	2011	2010
Net loss	$(12,679)	$(9,788)	$(6,548)
Finance loss (income)	572	510	(2,366)
Litigation settlement			(437)
Depreciation of property, plant and equipment	823	880	899
Amortization of intangible assets	47	70	96
Other losses	(5)	92	102
Income tax expense	-	-	3
Adjusted EBITDA	$(11,242)	$(8,236)	$(8,251)

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

Hydrogenics Corporation

Cash operating costs
(Thousands of US dollars)
	2012	2011	2010
Loss from operations	$12,107	$9,278	$8,911
Add: Gross margin	5,245	5,488	5,426
Add: Other gains (Less: Other losses)	5	(92)	(102)
Add: Litigation settlement	-	-	437
Less: Stock-based compensation	(1,298)	(1,425)	(243)
Less: Depreciation of property, plant and equipment	(823)	(880)	(899)
Less: Amortization of intangible assets	(47)	(70)	(96)
Cash operating costs	$15,189	$12,299	$13,434

Impact of inflation

None.

Impact of Foreign Currency Fluctuations
For information regarding the impact of foreign currency fluctuations on our Company, see “Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources – Foreign Currency Risk” and “Note 4 – Risk Management Arising from Financial Instruments – Foreign Currency Risk” to our consolidated financial statements, which can be found on page F-41 of this form, and is incorporated by reference herein.  We currently have limited currency hedging through financial instruments. We carry a portion of our short-term investments in Canadian dollars and euros.

Governmental Policies
For information regarding the potential impact of changes in governmental policies on the Company, see “Item 3.  Key Information – Risk Factors – Risk Factors Related to Our Business and Industry.”

Liquidity and Capital Resources

A discussion of our cash flow, liquidity, credit facilities and other disclosures

The following section explains how we manage our cash and capital resources to carry out our strategy and deliver results.

Cash Used in Operating Activities

(Thousands of US dollars)	Years ended December 31		Favourable
	2012	2011	(Unfavourable)
Net Loss For the Year	$(12,679)	$(9,788)	$(2,891)	(30)%
(Increase) decrease in restricted cash	(1,607)	(1,067)	540	(51)%
Changes in Non-cash Working Capital	12,328	4,544	7,784	171%
Other Items Not Affecting Cash	897	1,910	1,015	53%
Cash Used in Operating Activities	$(1,063)	$(4,401)	$3,338	76%

Changes in cash used in operating activities in 2012 compared to 2011 are discussed below.

•	Net loss increased $2.9 million or 30% as described above in Item 5, “Operating and Financial Review and Prospects - Operating Results”.

Hydrogenics Corporation

•	Changes in non-cash working capital improved $7.8 million as described above Item 5, “Operating Review and Prospects - Financial Condition”.

•
Other items decreased by $1.0 million or 53%. This decrease is primarily the result of; (i) a $0.8 million decrease of foreign exchange losses; (ii) a $0.2 million decrease in stock-based compensation; (iii) a $0.1 million decrease in depreciation; (iv) a $0.1 million increase in research and product development funding related to the loan agreement with the Province of Ontario’s Ministry of Economic Development, Strategic Jobs and Investment Fund (the proceeds received (net of transaction costs) is disclosed in Cash Provided By (Used in) Investing Activities below); partially offset by (v) a $0.1 million increase in accreted non-cash interest.

At current operating levels, we anticipate consuming between $5.0 million and $7.0 million of cash in 2013 to fund our anticipated net losses, non-cash working capital requirements and capital expenditures.  In the event we are successful in securing orders in excess of our base case revenue outlook, our cash requirements may increase.

The Corporation’s ability to generate profits and related positive operating cash flows will impact our estimate. There are various uncertainties affecting the Corporation’s revenues, including the current market environment, the level of sales orders, the adoption of new technologies by customers, the continuing development of products by the Corporation, price competition, and the ability of customers to finance purchases.  In addition, the Corporation also requires additional funding in the form of debt or equity and there are uncertainties surrounding the Corporation’s ability to access additional capital, including the volatility in prevailing economic conditions in recent months and years.

The Corporation’s strategy to mitigate these risks and uncertainties is to execute a business plan aimed at increasing market penetration to achieve forecasted revenues, improve operating cash flows, continuing to invest in research and product development, entering into complementary markets, improving overall gross margins, and securing additional financing to fund its operations as needed.  However, the success of these initiatives cannot be assured.

See also the risks related to our financial condition contained in “Item 3. Key Information – Risk Factors.”

Cash Provided By (Used in) Investing Activities
(Thousands of US dollars)
	2012	2011	Change
Cash Used in Investing Activities	$400	$909	$509	56%

Cash used in investing activities was $0.4 million in 2012, a decrease of $0.5 million or 56% compared to cash used in investing activities of $0.9 million in 2011. This increase is primarily the result of a $0.5 million decrease in capital expenditures.

Cash Provided By Financing Activities
(Thousands of US dollars)
	2012	2011	Change
Cash Provided By Financing Activities	$6,391	$5,575	$816	15%

Cash provided by financing activities was $6.4 million in 2012, a decrease of $0.8 million compared to 2011.  Cash provided by financing activities for 2011 reflects; (i) $5.2 million of net proceeds received from investments in common shares and exercise of warrants; (ii) $1.6 million of proceeds received from the first disbursement under the loan agreement with the Province of Ontario’s Ministry of Economic Development, Strategic Jobs and Investment Fund; partially offset by (iii) $0.3 million in repayments of government contributions.

Hydrogenics Corporation

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

Credit Facilities

In order to better manage our short-term cash requirements, we regularly utilize a credit facility with Dexia Bank (“Dexia”), a Belgian based financial institution. At December 31, 2012, we had entered into operating lines of credit for up to 7.9 million Euro, or the US equivalent of $10.4 million (2011 - $7.1 million).

Pursuant to the terms of the credit facility, Hydrogenics Europe NV (the “Borrower”), a wholly owned Belgian based subsidiary, may utilize the facility for the issuance of standby letters of credit and letters of guarantee up to 7.9 million Euro. The Borrower may also borrow a maximum of 75% of the value of awarded sales contracts, approved by the Belgian financial institution, to a maximum of 0.75 million Euro, provided that sufficient room exists under the overall facility limit of 7.9 million Euro. The Borrower may also borrow up to 1.25 million Euro for general business purposes, provided sufficient limit exists as the overall facility remains at 7.9 million Euro at December 31, 2012. At December 31, 2012, the amount of the available lines of credit was reduced by 6.2 million Euro, the amount of the outstanding standby letters of credit and letters of guarantee, issued under the facility by the Belgian financial institution. At December 31, 2012, the Corporation had availability of 1.7 million Euro or the US equivalent of $2.2 million (December 31, 2011 - $2.1 million).

The credit facility bears interest at a rate of EURIBOR plus 1.45% per annum and is secured by a 1 million Euro secured first charge covering all assets of the Borrower. The credit facility contains a negative pledge precluding the Borrower from providing security over its assets. Additionally, the Borrower is required to maintain a solvency covenant, defined as equity plus current account divided by total liabilities of not less than 25%, and ensure that its intercompany accounts us do not fall below a defined level. At December 31, 2012, the Borrower was in compliance with these covenants.

Within the Power Systems business segment, we have an additional $0.9 million (December 31, 2011 - $0.7 million) of available operating lines of credit, for which $0.9 million is outstanding, representing standby letters of credit and letters of guarantee issued by the financial institution. At December 31, 2012, the Corporation had availability of $nil (December 31, 2011 - $0.2 million).

Other loan facilities
On September 28, 2011, we entered into a loan agreement with the Province of Ontario’s Ministry of Economic Development, Strategic Jobs and Investment Fund for funding up to CA$6.0 million.  Eligible costs must be incurred between October 1, 2010 and September 30, 2015.

The maturity date of the loan is ten years from the date of the first disbursement. The loan will be interest free for the first five years, commencing on the first day of the month following the date of the first disbursement, if certain criteria are met, such as the retention and creation of a specified number of jobs. After this five-year period, the loan will bear interest at a rate of 3.67%, if all criteria have been met, and will require repayment at a rate of 20% per year of the outstanding balance for the next five years. If the criteria are not met, the loan will bear interest at a rate of 5.67% per annum for the entire term of the loan.

We drew CA$1.6 million on the loan during the year ended December 31, 2012. During 2011 we drew CA$1.5 million. The remaining CA$2.9 million remains undrawn at December 31, 2012 and at February 28, 2013. The loan is collateralized by a general security agreement covering our assets. Additionally, we are required to maintain a minimum balance of cash and cash equivalents.  At December 31, 2012 and February 28, 2013, we were in compliance with these covenants.

Hydrogenics Corporation

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

Hydrogenics Corporation

We have sustained losses and negative cash flows from operations since our inception. At December 31, 2012, we had approximately $16.8 million of cash and cash equivalents and restricted cash. There are uncertainties related to the timing and use of our cash resources and working capital requirements. These uncertainties include, among other things, the timing and volume of commercial sales and associated gross margin of our existing products and the development of markets for, and customer acceptance of, new products.

Throughout 2013, we do not expect our operations to generate sufficient cash flow to fund our obligations as they come due. As such, these obligations will be funded out of existing and forecasted cash resources to the extent possible.

As a result of the expected use of our existing cash resources, we anticipate requiring additional funding to meet our anticipated growth objectives beyond 2013. Such funding may be in the form of debt or equity or a hybrid instrument, depending on the needs of the investor.  We are also pursuing additional traditional and non-traditional sources of financing. There is no assurance we will be successful in our financing efforts or that they will be sufficient.

Commitments

The following table of our material contractual obligations at December 31, 2012, sets forth the aggregate effect these obligations are expected to have on our cash flows for the periods indicated:

(Thousands of US dollars)
Payments due in	Operating Leases
2013	$887
2014	570
2015	550
2016	441
2017 and thereafter	331
$2,779

We do not have any material obligations under forward foreign exchange contract, guarantee contracts, retained or contingent interest in transferred assets, outstanding derivative instruments or non-consolidated variable interests.

Our treasury policy is to invest in high-yield monetary interest to maximize yield and safeguard capital to fund our operating requirements.

RESEARCH AND DEVELOPMENT

For information regarding our research and development policies and expenses, see “Item 5. Operating and Financial Review and Prospects – Operating Results.”

TREND INFORMATION

Current Market Environment
We are experiencing a willingness on the part of utilities and regulatory agencies to increase spending in the growing problem areas related to energy storage and grid stabilization. We also continue to witness governments in many jurisdictions showing a willingness to increase spending on alternative energy projects for the same purpose. We believe we are well positioned to benefit from government initiatives in Canada, the European Union and the United States, which we expect will positively impact our business. Recently, an increase in interest in our power-to-gas application and orders for energy storage and fueling stations in Europe and other geographies has signaled what we believe could be a significant increase in opportunities in the markets we serve.

Hydrogenics Corporation

In addition, our agreement with CommScope lays the foundation for a strategic relationship dedicated to penetrating the large and growing market for telecom, AC, and DC backup power systems. We have already worked closely with CommScope in India, North America and Europe, and both companies see strong potential demand for power modules that address opportunities within the significantly growing backup power markets around the globe. In that vein, we are developing a broader range of products at various power levels, aiming for more attractive solutions and better economies of scale for our customers.

In addition, over the past few years, the Corporation has taken significant steps to reduce operating and product costs, streamline its operations and consolidated financial position. In 2011, we closed the final two tranches of the subscription agreement with CommScope for proceeds of $4.5 million and entered into a loan agreement with the Province of Ontario’s Ministry of Economic Development, Strategic Jobs and Investment Fund for up to CA$6.0 million.  In 2012, we completed a $5 million private placement offering of common shares to Enbridge.   At December 31, 2012, we maintain an order backlog of $60.0 million (December 31, 2011 - $29.1 million) spread across numerous geographical regions.

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

Delivery Outlook
We operate in various markets and in this Form 20-F, define the market in which we have a product offering, as a relevant market.  Our delivery outlook is segmented by relevant market and is subject to a number of factors that are within our control, such as product development and market engagement initiatives, as well as a number of factors beyond our control, such as macro economic conditions.  As part of our annual business planning cycle, we make a number of assumptions regarding delivery outlook in each of our relevant markets in order to best allocate our resources.

Set forth below is a summary assessment of those factors we anticipate will most significantly influence deliveries by relevant market as well as our anticipated level of deliveries by relevant market. We caution that readers should not place undue reliance on this assessment and refer to our forward-looking statement on page 2 of this Form 20F.

Relevant Market	Economic Activity in 2012	External and Corporate Specific Considerations	Anticipated Economic Activity in 2013
Industrial Gas	Revenues and orders delivered were lower than in 2011.	We continue to experience the impact of economic uncertainty in many of the markets where we have leadership in industrial gas (notably the Eurozone region).	We anticipate revenues and orders delivered will be similar to 2012.
Hydrogen Fueling Stations	Revenues and orders delivered were higher than in 2011.
Governments, particularly in the European Union, continue to support programs to accelerate the use of hydrogen fueling stations, particularly in Germany. We are continuing to dedicate resources to secure additional business.
We anticipate revenues and orders delivered will be higher than in 2012.
Energy Storage, Power to Gas and Ancillary Services	Revenues and orders delivered were higher than in 2011.
We delivered our first major order, a two megawatt energy storage project in Germany in late 2012.  We also entered into a strategic partnership with Enbridge to leverage our collective strengths to advance energy storage.  Energy storage is continuing to receive considerable attention throughout the world. We believe this has the potential to become a compelling market segment in 2013.
We anticipate revenues and orders delivered will be similar or slightly higher than in 2012.

Hydrogenics Corporation

Backup Power	Revenues and orders delivered were higher than in 2011.
We announced our first major backup power order with our strategic partner CommScope, which we believe positions us well for these markets. We will continue to leverage our relationship and we expect further order activity in 2013.
We anticipate revenues and orders delivered will be higher than in 2012.
Motive/Mobile Power	Revenues and orders delivered were lower than in 2011.
Our $90 million OEM announcement will start to generate significant positive revenue in 2013.  Our system integration capability is well respected by OEMs.  We are well positioned to address market opportunities.
We anticipate revenues and orders delivered will be higher than in 2012.
Other Power Products	Progression and completion of anticipated milestones in custom projects.	Our expertise on custom engineering projects is well regarded by end-users. We continue to target custom engineering projects on a case by case basis.	We anticipate revenues and orders delivered will be higher than in 2012.

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

High prices for oil and natural gas. In recent years, oil and to a lesser extent natural gas prices in certain jurisdictions have increased and it is anticipated that the general trend of prices will continue to rise over the long-term due to increased demand from emerging market economies such as China and India, localized supply constraints and political instability in oil producing areas.  As the cost of these commodities increases relative to the price of electricity, our electrolysis based on-site hydrogen generation products stand to become more cost competitive with other forms of hydrogen production and delivery, thereby increasing on-site generation market share.  Similarly, we expect the higher efficiency of fuel cells will make them increasingly appealing relative to conventional internal combustion engines. Supporting this, recently, there have been announcements by consortia of vehicle OEMs’ working together to launch fuel cell vehicles, as well as a recent announcement by Daimler that rather than deploy small fuel cell vehicles in 2015 on a small scale, they are going to go with larger passenger fuel cell vehicles in 2017 on a larger scale.

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

The European Union has set a series of demanding climate and energy targets to be met by 2020, known as the "20-20-20" targets. The targets are i) a reduction in EU greenhouse gas emissions of at least 20% below 1990 levels ii) to have 20% of EU energy consumption to come from renewable resources and iii) a 20% reduction in primary energy use compared with projected levels, to be achieved by improving energy efficiency. One of the significant results of these targets are that a significant amount of vehicles using diesel and gasoline fuels in the road transportation sector will be replaced with vehicles that use natural gas and hydrogen by 2020. European efforts include the European Commission (“EC”) establishing a platform to bring hydrogen and fuel cells to market and a proposed Joint Technology Initiative for public-private partnership.  The EC’s 6th Framework Programme is currently providing $2.2 billion over five years for hydrogen and fuel cell initiatives under the European Hydrogen and Fuel Cell Technology Platform.  As well, the EC has announced spending of approximately 1 billion euros per year between 2007 and 2013 as part of a European Strategic Energy Technology Plan tied to a proposed new energy policy for Europe. Hydrogen and fuel cells are included in that plan. There has been an increased commitment from German’s H2Mobility consortia to put the needed hydrogen filling stations in place to meet these targets. There have also been EU early policy statements targeting hydrogen filling stations every 300 km to ensure suitable coverage for the fuel cell vehicles intended to be brought to market.

Hydrogenics Corporation

Additionally, several Asian countries are responding to environmental, energy, security and socio-economic concerns by introducing legislation and initiatives to promote hydrogen and fuel cell technologies.  Japan, Korea, India and China continue to invest significantly in the development and commercialization of hydrogen and fuel cells.

Hydrogenics is pioneering Power-to-Gas, an innovative energy conversion and storage solution using electrolysis, which will assist the government to reach their goals on the climate and energy targets.  Power-to-Gas is the three-step process of integrating renewable sources of generation by load-following, converting the surplus electricity to hydrogen or renewable gas, and leveraging the existing natural gas infrastructure for seasonal storage.  This is an energy storage solution which bridges the power grid and the gas grid to unlock new options.  It enhances the flexibility of managing the power grid and provides the means to capitalize on the vast potential of alternative sources of generation to produce a local source of renewable gas to de-carbonize the gas system.  As the existing fleet of CCGT (Combined Cycle Gas Turbine) generators contract for this renewable gas, the clean but intermittent characteristics of renewable generation are transformed into a dispatchable renewable resource when and where it is needed.  Since the hydrogen or substitute natural gas is stored in the natural gas system, the discharge of stored energy is not restricted to the site of charging like other technologies such as pumped hydro storage and CAES (Compressed Air Energy Storage).  As a result, Power-to-Gas plant can be optimally sited at a point of congestion on the power grid to alleviate the problem

Increased awareness of the adverse impact of fossil fuels on our climate, environment and air quality.  Governments worldwide continue to enact legislation aimed at curtailing the impact of fossil fuels on the environment. In addition to well established protocols such as the Kyoto Accord and the Canada Clean Air Act there have been recent initiatives in various jurisdictions which continue to reinforce that the impact of fossil fuels on the environment must be reduced. De-carbonization for urban transit remains a high priority in many urban centers around the world. Certain urban centers, such as Beijing are recording their highest ever levels of pollutants emphasizing the growing awareness of the adverse impact of fossil fuels. In 2012 the EU brought out its airline carbon tax and enacted legislation requiring airlines to pay a carbon emissions charge for all flights landing in the EU based on the amount of carbon emitted from the time   in India all telecom companies have been mandated to ensure that that at least 50% of all rural towers and 20% of the urban towers are powered by hybrid power by 2015. Further 75% of rural towers and 33% of urban towers are to be powered by hybrid power by 2020.decree forcing all telecom operators in the country to reduce their use of fossil fuel power for telecom towers by 50%.

The need for industrialized economies to access alternative sources of energy to reduce their dependency on fossil fuels. Many industrialized nations, including some of the fastest growing economies, import most of the fossil fuels consumed in their respective economies. This creates a dependency on external sources and exposes them to significant trade imbalances. In addition, the earthquake and resulting tsunami in Japan has caused many governments to consider reducing dependency on nuclear power plants and consider alternative power sources such as hydrogen. The growing concern over volatile climate occurrences as a result of Hurricane Sandy in the United States, and earthquakes in Iran, Afghanistan, and the Philippines, is driving the desire for longer backup power requirements. While conventional backup systems are adequate for several hours of backup, the world has seen an increase of incidences requiring the ability to maintain power over the course of several days, and we believe hydrogen fuel cell power is ideal for such applications.

Hydrogenics Corporation

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

Hydrogenics Corporation

As of December 31, 2012	Payments due by period
(Thousands of US dollars)
Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 - 5 years	More than 5 years
Long-Term Debt Obligations	5,003	489	235	1,534	2,745
Capital (Finance) Lease Obligations	-	-	-	-	-
Operating Lease Obligations	2,779	887	1,561	331	-
Purchase Obligations	-	-	-	-	-
Other Long-Term Liabilities Reflected on the Company’s Balance Sheet under IFRS	-	-	-	-	-
Total	7,782	1,376	1,796	1,865	2.745

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

Directors
The following table sets forth information with respect to our directors as of March 8, 2013:

Name and Province or State and Country of Residence	Title	Director or Executive Officer Since
Douglas Alexander (1) Ontario, Canada	Chairman of our Board of Directors	2006

Michael Cardiff (1) (2) Ontario, Canada	Director	2007

Joseph Cargnelli Ontario, Canada	Chief Technology Officer and Director	1996

Henry J. Gnacke(3) Michigan, U.S.A.	Director	2008

Donald Lowry Alberta, Canada	Director	2000 – 2007 2013

Norman M. Seagram (1) (4) Ontario, Canada	Director	2000

Daryl Wilson Ontario, Canada	President and Chief Executive Officer and Director	2006

Notes:
1.	Member of the Audit Committee and the Human Resources and Corporate Governance Committee.
2.	Chairman of the Human Resources and Corporate Governance Committee.
3.	Member of the Human Resources and Corporate Governance Committee.
4.	Chairman of the Audit Committee.

Each director will hold office until the next annual and special meeting of shareholders, or until his successor is duly elected or appointed.

Hydrogenics Corporation

Douglas S. Alexander, Chairman of our Board of Directors.  Mr. Alexander joined our Board of Directors in May 2006 and has served as Chairman of our Board of Directors since May 2009. Mr. Alexander is a Director and member of the Audit Committee of Critical Outcome Technologies Inc., and Equitable Life Insurance Company and has served as the Chief Financial Officer of various Canadian public companies for 15 years. Mr. Alexander was formerly lead director and chair of the Audit Committee of Saxon Financial Inc. Mr. Alexander served as a director of Stuart Energy from 2003 to January 2005. From 1999 to 2004, Mr. Alexander was Executive Vice President and Chief Financial Officer of Trojan Technologies Inc., an international environmental high technology company. Mr. Alexander’s financial expertise and corporate experience including direct responsibility for the Human Resource function while at Trojan Technologies Inc., in addition to his extensive knowledge of the business, assist him in assessing appropriate executive compensation based on the Corporation’s performance. Mr. Alexander is a Chartered Accountant and is a member of the Institute of Chartered Accountants in Scotland and Ontario.  He is also a Chartered Director, having graduated from the Director’s College, a joint venture between McMaster University and the Conference Board of Canada.  Mr. Alexander resides in Ontario, Canada.

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

Don Lowry, Director.  Mr. Lowry was appointed to the Board of Directors in January 2013.  Mr. Lowry is currently President and Chief Executive Officer of EPCOR Utilities Inc., an Edmonton, Alberta based utility that owns and operates electrical distribution networks and water and wastewater treatment facilities in Alberta, Arizona and New Mexico.  Mr. Lowry is also Board Chair of Capital Power Corporation and Canadian Oil Sands Limited and is a director of the Canadian Electricity Association and the Telus Community Investment Board. Mr. Lowry was previously a Board member at Hydrogenics from 2000-2007.

Hydrogenics Corporation

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

Executive Officers
The following table sets forth information with respect to our executive officers as of March 8, 2013:

Name and Province or State and Country of Residence	Title	Director or Executive Officer Since
Joseph Cargnelli Ontario, Canada	Chief Technology Officer and Director	1996

Daryl Wilson Ontario, Canada	President and Chief Executive Officer and Director	2006

Robert Motz Ontario, Canada	Chief Financial Officer and Corporate Secretary	2012

Wido Westbroek Ontario, Canada	Vice President Sales and Marketing	2011(2)

Filip Smeets Hasselt, Belgium	General Manager, OnSite Generation	2011

Jennifer Barber(2) Ontario, Canada	Former Chief Financial Officer and Corporate Secretary	2005

(1)	Prior to Mr. Westbroek’s appointment as Vice President Sales and Marketing, he was the Vice President and General Manager, OnSite Generation

(2)	Ms. Barber resigned as Chief Financial Officer and Corporate Secretary of the Company effective November 8, 2012.

Hydrogenics Corporation

Robert Motz, Chief Financial Officer and Corporate Secretary. Mr. Motz joined us in 2012 in his current capacity of Chief Financial Officer and Corporate Secretary.  Mr. Motz was previously Chief Financial Officer and then Chief Executive Officer of Aeroquest International Limited from 2008-2012 (at the time a Toronto Stock Exchange (“TSX”) listed company).  Prior to his role at Aeroquest, Mr. Motz served in a senior financial leadership role at Agility Logistics, Co., AMJ Campbell Inc. and Motorola Canada Limited.  Mr. Motz is a Chartered Accountant and a Chartered Professional Accountant having received his designation in 1987.

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

Jennifer Barber, Former Chief Financial Officer and Corporate Secretary. Ms. Barber joined us through our acquisition of Stuart Energy in January 2005 and was appointed to the position of Vice President Finance and Corporate Controller in May 2005. Since taking on this position, Ms. Barber has led the finance team through a full range of financial consolidations arising from the acquisition, with the added responsibility of integrating Sarbanes-Oxley requirements into all of our financial processes and procedures. Ms. Barber was appointed Chief Financial Officer and Corporate Secretary of the Company effective July 29, 2011. Hired by Stuart Energy in 2001, Ms. Barber served as Director, Corporate Finance from 2003 onward, and prior to that as Controller. She was employed from 1997 to 2001 by PricewaterhouseCoopers LLP. Ms. Barber received Institute of Chartered Accountant accreditation in 2000. Ms. Barber resigned from the Company effective November 8, 2012

For information regarding the backgrounds of Mr. Cargnelli and Mr. Wilson, see “Directors” above.

COMPENSATION

As the Company reports its financial results in U.S. dollars, the following discussion is prepared showing U.S. dollars, except as otherwise noted, notwithstanding that the currencies in which the Named Executive Officers (as defined below) are paid is in Canadian dollars and euro. The average exchange rates for the year ended December 31, 2012, for the purposes of the following disclosure, are US$1 = CA$0.9996, and US$1 = 0.77euro.

The following compensation discussion and analysis is intended to supplement the more detailed information concerning compensation of executive officers and directors that appears in the tables that follow. Our goal is to provide a better understanding of our compensation practices and decisions made concerning the compensation payable to our executive officers and directors for 2012.

Elements of Executive Compensation Program
Our executive compensation program has three principal components: base salary; short-term incentive (paid in cash); and long-term, equity based incentives.

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

Hydrogenics Corporation

Base Salary
The objectives of base salary are to recognize market pay, acknowledge competencies and skills of individuals and reward individual contribution.  The annual base salary for each of our Named Executive Officers was initially determined at the time of hire based on a number of customary factors and is documented in an employment agreement provided to the executive officer (see also “Summary Compensation Table – Employment Agreements”). As Ms. Demerino was Interim Chief Financial Officer for a short period of time (18 days), the provisions of the executive compensation program did not apply to her).

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

For 2012, the target bonuses were equal to 50% for each of President and Chief Executive Officer, Chief Financial Officer and Corporate Secretary, and Chief Technology Officer, and 100% for the Vice President Sales and Marketing, and up to 35,000 euro for the General Manager, OnSite Generation.

Long-term Incentives
Long-term compensation is designed to focus executives’ attention on the long-term interests of the Company and its shareholders.  In 2012, the Company implemented a new Omnibus Incentive Plan  (“Omnibus Plan”) which was approved by shareholders at the 2012 Annual and Special Meeting held on May 7, 2012.  A maximum of 660,564 Shares are available for issuance and granting of awards under the Omnibus Plan, representing 10% of the Company’s issued and outstanding Shares at that time.

Awards under the Omnibus Plan consist of stock options, RSUs and performance share units (“PSUs”, and together with RSUs hereinafter referred to as “Share Units”). These awards are discussed in more detail below.

Prior to the adoption of the Omnibus Plan in 2012, the Company had a stock option plan (the “Old Option Plan”) and an RSU plan (the “Old RSU Plan”). Upon the adoption of the Omnibus Plan, grants under these old plans have now been frozen and no further grants or awards will be made under such plans. However, the Old Option Plan and the Old RSU Plan will continue in effect for so long as and solely to the extent necessary to administer previously-granted awards that remain outstanding under such plans. See “Long-Term Incentives – Periods Prior to 2012” below for a description of the Old Option Plan and the Old RSU Plan.

Stock Options
Under the Omnibus Plan, the Board may grant stock options to any participant at any time. The exercise price for stock options will be determined by the Board, but may not be less than the fair market value of a Share (being the closing price of Shares on the TSX on the last trading day on which the Company’s Shares were traded occurring immediately prior to the applicable date, or if the Shares are not then traded on the TSX, as determined by the Board in its discretion) (the “Market Value”) on the date the stock option is granted, except in circumstances where the stock option is granted in exchange for another stock option, subject to TSX approval if required.

Stock options granted under the Omnibus Plan will vest and become exercisable as to one third of the stock option on each anniversary of the date of grant for the three years following the date of grant, unless otherwise specified in such participant’s option agreement.

Such stock options must be exercised within a period fixed by the Board that may not exceed ten years from the date of grant, except in a case where the expiry period falls during a blackout period, in which case the expiry period will be automatically extended until ten business days after the end of the blackout period. The Omnibus Plan also provides for earlier termination of stock options on the occurrence of certain events, including but not limited to, termination of a participant’s employment.

Hydrogenics Corporation

Share Units

The Board may grant Share Units under the Omnibus Plan to any participant (other than directors) at any time. The terms and conditions of grants of Share Units, including the quantity, type of award, award date, vesting conditions, applicable vesting periods and other terms and conditions with respect to the award, as determined by the Board, will be set out in such participant’s RSU agreement or PSU agreement, as applicable.

Accounts will be maintained for each participant and each notional grant of Share Units, as granted to such participant from time to time, will be credited to such participant’s account. Share Units that fail to vest with respect to a participant, or that are paid out to the participant are cancelled and will be removed from such participant’s account.

Upon the vesting and settlement of a Share Unit, the number of Shares covered by the Share Unit will be issued from treasury by the Company as fully paid non-assessable Shares, valued at not less than fair market as at the date of issuance (the “Issue Date”). If a participant gives notice to the Company, on or before the Issue Date, of its election to receive cash pertaining to a Share Unit, the Company, with the approval of the Board, may agree to pay an amount in cash equal to the aggregate Market Value of the Shares to be issued in place of issuing to the participant Shares under the Share Unit.

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

The Omnibus Plan is also subject to the following limitations: (i) no more than 10% of the Company’s outstanding Shares may be issued under the Omnibus Plan or pursuant to any other security-based compensation arrangements of the Company during any one year period; (ii) no more than 5% of the Company’s outstanding Shares may be issued under the Omnibus Plan or pursuant to any other security-based compensation arrangements of the Company to any one person; and (iii) no more than 10% of the Company’s outstanding Shares may be issued to insiders under the Omnibus Plan or under any other security-based compensation arrangements of the Company within any one year period or be issuable to insiders at any time. In addition, with respect to stock options, no more than 1% of the Company’s outstanding Shares during the term of the Omnibus Plan may be granted to directors, in the aggregate, and the annual value of stock options granted to directors cannot exceed CA $100,000 per director.

Shareholder approval is required for the following amendments to the Omnibus Plan: (i) increasing the number of Shares reserved for issuance under the Omnibus Plan; (ii) reducing the exercise price of a stock option, except pursuant to the terms of the Omnibus Plan; (iii) extending the expiry date of an award, except the automatic extension of an award pursuant to the terms of the Omnibus Plan; (iv) extending the participation in the Omnibus Plan to non-employee directors and non-consultants; (v) permitting awards to be transferred other than by testate or intestate succession; (vi) permitting the addition or modification of a cashless exercise feature, payable in cash or Shares, unless it provides for a full deduction of the number of underlying Shares from the Omnibus Plan reserve; or (vii) permitting awards, other than those permissible under the Omnibus Plan.

As at February 28, 2013, the Company has the following securities outstanding under the Omnibus Plan:

-           Stock options – 197,347
-           PSU’s – 148,320
-           RSU’s – NIL
-           Total – 345,667

Hydrogenics Corporation

An additional 314,897 Shares remain available for future issuance pursuant to stock options or Share Unit grants under the Omnibus Plan, representing approximately 4.1% of the total number of issued and outstanding Shares.

Long Term Incentives – Periods Prior to 2012

Prior to the adoption of the Omnibus Plan in 2012, the Company had in place the Old Option Plan and the Old RSU Plan. Grants under these plans have now been frozen and no further grants or awards will be made under such plans.  However, the Old Option Plan and the Old RSU Plan will continue in effect for so long as and solely to the extent necessary to administer previously-granted awards that remain outstanding under such plans.

As at February 28 2013, the Company has 329,172 stock options outstanding under the Old Option Plan. Since the Old Option Plan was adopted, options exercised resulted in the issuance of 133,309 Shares as of April 1, 2013.

Under the Old Option Plan, if an option holder’s employment or term as a director or consultant ceases as a result of the option holder’s death, retirement or disability or because of the sale of the Company that employs the option holder, or to which the option holder is a director or consultant, all options vest immediately and may be exercised for 180 days (or, if earlier, to the end of the term). If an option holder’s employment or term as a director or consultant is terminated without cause the option holder’s options that are vested or that would otherwise have vested within the reasonable or contractual notice period may be exercised for 90 days (or, if earlier, to the end of the term). If an option holder’s employment or term as a director or consultant is terminated by voluntary resignation, vested options may be exercised for 90 days (or, if earlier, to the end of the term) and unvested options are cancelled. If an option holder’s employment or term as a director or consultant is terminated for cause, all options are immediately cancelled. Notwithstanding the foregoing, but subject to applicable securities laws, the Board of Directors may, at its discretion, permit the exercise of any or all options held by an option holder in the manner and on the terms authorized by the Board, provided the Board may not authorize the exercise of an option beyond ten years from the date of grant, excluding any automatic extension for an expiry date that falls in a blackout period.

Options under the Old Option Plan are non-transferable. The Board of Directors has the discretion to accelerate vesting and expiration of options in connection with a change of control of the Company, a sale of all or substantially all of the assets of the Company or a dissolution or liquidation of the Company. The Board of Directors may further take such steps it deems equitable and appropriate to adjust the number of Shares that may be acquired on the exercise of any options or the exercise price in the event the Company effects a subdivision or consolidation of the Shares, payment of a stock dividend (other than in lieu of a cash dividend), or other change in capitalization of the Company, or upon any amalgamation, continuation, reorganization involving the Company, by exchange of Shares, by sale or lease of assets or otherwise, to preserve the proportionality of the rights and obligations of the option holders.

As noted above, the Old Option plan was superseded by the Omnibus Plan and no further grants or awards will be made under such plan. However, the Old Option Plan will continue in effect for so long as and solely to the extent necessary to administer previously-granted awards that remain outstanding under such plan.

The Old RSU Plan provided for grants of RSUs to certain employees (each a ‘‘participant’’) of the Company and its affiliates. In determining the number of RSUs to be granted, the Human Resources and Corporate Governance Committee took into account such milestones and criteria as it had determined at the time of grant. An RSU is a right to receive a cash payment based on the value of a Share, subject to the vesting, forfeiture and other restrictions the Board of Directors may determine. RSUs are credited to an account in the name of the participant. If a dividend is paid on Shares, each participant’s RSU account is credited with additional RSUs (a ‘‘dividend RSU’’) equal to a fraction where the numerator is the product of: (i) the number of RSUs credited to the participant on the date the dividends are paid; and (ii) the dividend paid per Share, and the denominator is the closing price per Share on the TSX on the last trading day on which the Shares were traded preceding the date on which dividends are paid.

Each RSU issued under the old RSU plan vests no later than December 31 of the third calendar year following the calendar year in respect of which the RSU is granted or such earlier date as is determined at our Board’s discretion. RSUs are redeemed within 30 days following the vesting date (and no later than the December 31 date referenced above), by a cash payment to the participant equal to the number of vested RSUs multiplied by the closing price per Share on the TSX on the last trading day on which the Shares were traded preceding the vesting date. A dividend RSU vests on the same day as the RSU in respect of which it was granted and is redeemed by the Company on the same date as the applicable RSU.

Hydrogenics Corporation

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

RSUs are non-assignable. The Board of Directors determined which employees were granted RSUs; the time or times when RSUs were granted; the number of RSUs granted; and the date or dates on which RSUs will vest. The Human Resources and Corporate Governance Committee administers the Old RSU Plan.

As noted above, the Old RSU plan was superseded by the Omnibus Plan and no further grants or awards will be made under such plan. However, the Old RSU Plan will continue in effect for so long as and solely to the extent necessary to administer previously-granted awards that remain outstanding under such plan.

Summary Compensation Table

The following table provides a summary of compensation earned during the financial year ended December 31, 2012, by the Named Executive Officers.

Name and Principal Position	Salary ($)	Share Based Awards (10) ($)	Option Based Awards (10) ($)	Non-equity Incentive Plan Compensation (1) ($)	All Other Compensation (2) ($)	Total Compensation ($)
Daryl Wilson (3) President & Chief Executive Officer	422,177	491,475	411,567	249,900	2,499	1,577,619
Robert Motz(3)(5) Chief Financial Officer and Corporate Secretary	22,107	224,400	156,720	18,393	441	422,059
Jennifer Barber (3) (6) Former Chief Financial Officer and Corporate Secretary	186,418	111,513	93,382	Nil	2,499	393,812
Kelly Demerino (3) (7) Former Interim Chief Financial Officer	130,925	Nil	Nil	26,295	2,499	159,089
Joseph Cargnelli (3) Chief Technology Officer	218,319	111,513	93,382	224,910	2,499	650,622
Wido Westbroek (8) Vice President and General Manager	204,072	111,513	93,382	203,518	2,499	614,984
Filip Smeets (4) (9) General Manager, OnSite Generation	250,303	Nil	Nil	45,210	Nil	295,513

Notes:

1.	This represents the Company’s short-term incentive plan. The Company does not have any non-equity long-term incentive plans.
2.	Benefits did not exceed the lesser of CA $50,000 and 10% of the total annual salary and bonuses of any of the Named Executive Officers.
3.
These amounts are paid in Canadian funds and have been converted to US dollars at the average rate for the year. The Canadian dollar depreciated 2.0% relative to the US dollar in 2012 compared to 2011.  The Canadian dollar appreciated 2.3% relative to the US dollar in 2011 compared to 2010.

4.
Mr. Smeets’ salary is paid in euro and have been converted to US Dollars at the average rate for the year. The US dollar appreciated 6.9% relative to the euro in 2012 compared to 2011.   The US dollar appreciated 3.1% relative to the euro in 2011 compared to 2010.

5.	Mr. Motz was appointed the Chief Financial Officer and Corporate Secretary of the Company effective November 19, 2012.
6.
Ms. Barber was appointed the Chief Financial Officer and Corporate Secretary of the Company effective July 29, 2011. All figures in this summary compensation table prior to such date reflect the compensation paid to Ms. Barber in her capacity as Vice-President, Finance and Corporate Controller of the Company.  Ms Barber resigned as Chief Financial Officer and Corporate Secretary effective November 8, 2012.

7.
Ms. Demerino joined the company on August 1, 2011 and was appointed interim Chief Financial Officer and Corporate Secretary of the Company effective November 8, 2012 until Mr. Motz’s appointment to Chief Financial Officer and Corporate Secretary of the Company effective November 19, 2012. All figures in this summary compensation table prior to November 8, 2012 and subsequent to November 19, 2012 reflect compensation paid to Ms. Demerino in her capacity as Director of Finance and Corporate Controller of the Company.

Hydrogenics Corporation

8.
Mr. Westbroek was appointed the Vice President Sales & Marketing effective July 29, 2011. All figures in this summary compensation table prior to such date reflects the compensation paid to Mr. Westbroek in euros in his capacity as Vice-President and General Manager of the Company’s Belgian based OnSite Generation business.

9.	Mr. Smeets was appointed as General Manager of the Company’s Belgian based OnSite Generation business on April 4, 2011.
10.
Each PSU granted in fiscal year 2012 for all named executive officers are valued at the market value at the date of grant.  For all named executive officers other than Mr. Motz the PSU grant was valued at $6.25. Mr. Motz’s PSU grant was valued at $6.60 per PSU.  This method is identical to the method used for financial reporting purposes.

11.
Based on the Black-Scholes valuation methodology. Each stock option granted in fiscal year 2012 for all named executive officers other than Mr. Motz was valued at $3.79. Mr. Motz’s stock option grant was valued at $3.97 per option granted.  Black-scholes valuation methodology is a typical market approach in valuing options. This method is identical to the method for used for financial reporting purposes.

Employment Agreements

Daryl Wilson’s employment agreement provides for a base salary of CA $434,500 subject to annual review, and a discretionary short-term incentive bonus of up to 50% of his base salary.

Robert Motz’s employment agreement provides for a base salary of CA $230,000, subject to annual review, and a discretionary short-term incentive bonus of up to 50% of his base salary.

Jennifer Barber’s employment agreement provided for a base salary of CA $210,000, subject to annual review, and a discretionary short-term incentive bonus of up to 50% of her base salary.  Ms. Barber resigned from the Company effective November 8, 2012.

Kelly Demerino’s employment agreement provides for a base salary of CA $131,325, subject to annual review, and a discretionary short-term incentive bonus of up to 20% of her base salary.

Joseph Cargnelli’s employment agreement provides for a base salary of CA $225,500, subject to annual review, and a discretionary short-term incentive bonus of up to 50% of his base salary.

Wido Westbroek’s employment agreement provides for a base salary of CA $206,000, subject to annual review, and a discretionary short-term incentive bonus of up to 50% of his base salary.

Filip Smeets’ employment agreement provides for a base salary of 194,988 euro, subject to annual review, and a discretionary short-term incentive bonus of up to 35,000 euros per year.

Hydrogenics Corporation

Incentive Plan Awards

Outstanding Share-based Awards and Option-based Awards During the Year Ended December 31, 2012

	Option-based Awards				Share-based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price (CA $)	Option Expiration Date	Value of Unexercised In-the- money Options (CA $)	Number of Shares or Units of Shares That Have Not Vested	Market or Payout Value of Share Based Awards That Have Not Vested (CA $)	Market or payout value of vested Share-based awards not paid out or distributed
Daryl Wilson	108,593	6.25	May 12, 2022	54,296	78,636	491,475	Nil
Robert Motz	39,476	6.60	Nov 19, 2022	5,921	34,000	224,400	Nil
Jennifer Barber(1)	Nil	Nil	Nil	Nil	Nil	111,513	Nil
Kelly Demerino	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Joseph Cargnelli	24,639	6.25	May 12, 2022	12,320	17,842	111,513	Nil
Wido Westbroek	24,639	6.25	May 12, 2022	12,320	17,842	111,513	Nil
Filip Smeets	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Note:
Ms. Barber resigned as Chief Financial Officer and Corporate Secretary of the Company effective November 8, 2012.

Incentive Plan Awards - Value Vested or Earned During the Year Ended December 31, 2012

Name	Option-based Awards - Value Vested During the Year ($)	Share-based Awards - Value Vested During the Year ($)	Non-equity Incentive Plan Compensation - Value Earned During the Year ($)
Daryl Wilson	49,539	50,814	217,163
Robert Motz	Nil	Nil	14,369
Jennifer Barber	5,062	Nil	Nil
Kelly Demerino	Nil	Nil	26,265
Joseph Cargnelli	25,711	69,633	212,665
Wido Westbroek	6,604	24,759	202,919
Filip Smeets	Nil	Nil	45,210

Compensation of Directors

Director Compensation Table
The following table provides a summary of compensation earned during the financial year ended December 31, 2012 by our directors.

Hydrogenics Corporation

Name	Fees Earned ($)	Share-based Awards ($)	Option-based Awards ($)	Non-equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Douglas S. Alexander	74,000	30,000	n/a	n/a	Nil	104,000
Michael Cardiff	62,000	20,000	n/a	n/a	Nil	82,000
Henry J. Gnacke	45,000	15,000	n/a	n/a	Nil	60,000
Norman M. Seagram	62,500	20,000	n/a	n/a	Nil	82,500

For 2012, each of our directors who is considered “independent” was paid an annual fee of $27,000 for his services as a director and an attendance fee of $1,500 for each Board or committee meeting attended.  Each committee chair received an annual fee of $34,000 and an additional attendance fee of $250 for each committee meeting attended.  Our Chairman of the Board was paid an annual fee of $45,000 for his services and an attendance fee of $1,750 for each Board meeting attended.  All directors were reimbursed for travel and other reasonable expenses incurred in attending Board and committee meetings.

Deferred Share Units

Pursuant to the DSU Plan, independent directors are entitled to elect to receive all or any portion of their annual retainer and meeting fees in the form of DSUs instead of cash. A DSU is a right to receive a cash payment based on the value of a Share, credited by means of a book-keeping entry in the books of the Company, to an account in the name of the independent director. At the end of the director’s tenure as a member of the Board, the director is paid, in cash, the market value of the Shares represented by the DSUs.

The Board of Directors has approved the following annual DSU grants to independent directors:  independent director – $15,000 equivalent in DSUs; Chair of the Human Resources and Corporate Governance Committee - $20,000 equivalent in DSUs; Chair of the Audit Committee - $20,000 equivalent in DSUs; and Chairman of the Board of Directors - $30,000 equivalent in DSUs.

Contemporaneously with the adoption of the DSU Plan, the Board also established ownership guidelines for directors pursuant to which each non-employee director is required to hold Shares and/or DSUs equal to three times the director’s annual cash retainer within three years of initial appointment. The value of the directors’ Shares or DSUs are measured at either the year-end Share price, or a director’s acquisition cost of Shares and initial grant price of DSU

For compensation information regarding Mr. Cargnelli and Mr. Wilson, please see “Elements of Executive Compensation Program” above.

Incentive Plan Awards

Outstanding Share-based Awards and Option-based Awards During the Year Ended December 31, 2012

	Option-based Awards				Share-based Awards
Name	Number of securities Underlying Unexercised Options (#)	Option exercise price (CA $)	Option Expiration Date	Value of Unexercised In-the- money options	Number of Shares or Units of Shares That Have Not Vested	Market or Payout Value of Share Based Awards That Have Not Vested (CA $)	Market or payout value of vested Share-based awards not paid out or distributed
Douglas S. Alexander	n/a	n/a	n/a	n/a	n/a	n/a	281,329
Michael Cardiff	n/a	n/a	n/a	n/a	n/a	n/a	133,519
Henry J. Gnacke	n/a	n/a	n/a	n/a	n/a	n/a	89,458
Norman M. Seagram	n/a	n/a	n/a	n/a	n/a	n/a	327,635

Hydrogenics Corporation

Incentive Plan Awards - Value Vested or Earned During the Year Ended December 31, 2012

Name	Option-based Awards - Value Vested During the Year ($)	Share-based Awards - Value Vested During the Year ($)	Non-equity Incentive Plan Compensation - Value Earned During the Year ($)
Douglas S. Alexander	n/a	36,153	n/a
Michael Cardiff	n/a	24,104	n/a
Henry J. Gnacke	n/a	18,077	n/a
Norman M. Seagram	n/a	24,104	n/a

Post-retirement Benefit Obligations

For information regarding accrued post-retirement benefit obligations, see “Note 9. – Trade and Other Payables” to our consolidated financial statements, which can be found on page F-29 of this form, and is incorporated by reference herein.

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

Termination and Change of Control Benefits of Executive Directors

Mr. Wilson’s employment agreement provides that Mr. Wilson is entitled to 18 months’ salary and bonus in lieu of notice if he is terminated without cause from his position at any time, or if he is terminated upon a change of control of the Company. This amount is equal to a maximum of approximately CA $888,750 based on Mr. Wilson’s current compensation. The agreement also provides that all outstanding stock options held by Mr. Wilson will immediately vest upon termination without cause or termination resulting from a change of control of the Company. Mr. Wilson has agreed to refrain from competing with and interfering in the business of Hydrogenics for a period of one year subsequent to his termination for any reason. Under both the Omnibus Plan and the Old RSU Plan, if Mr. Wilson’s employment is terminated by the Company without cause, prior to the vesting date of any awarded RSUs, then a pro rata portion of such RSUs will vest immediately prior to the date of his termination of employment. The value of such RSUs, as of December 31, 2012, is CA$735,676. Under the Omnibus Plan, if Mr. Wilson’s employment is terminated without cause, prior to the vesting date of any awarded PSUs, then all of Mr. Wilson’s unvested PSUs will vest in the normal course for a period of 90 days extending from the end of the fiscal year in which the date of termination occurred. Any PSUs which do not vest in the normal course during such 90 day period will, subject to Board approval, vest pro rata upon the date of termination. The value of Mr. Wilson’s PSUs, as at December 31, 2012, is CA $530,793.

Mr. Motz’s employment agreement provides that Mr. Motz is entitled to 12 months’ salary and bonus in lieu of notice if Mr. Motz is terminated without cause from his position at any time, or if he is terminated upon a change of control of the Company.  This amount is equal to a maximum of approximately CA $345,000 based on Mr. Motz’s current compensation.  The agreement also provides that all outstanding stock options held by Mr. Motz will immediately vest upon termination without cause or termination resulting from a change of control of the Company. Mr. Motz has agreed to refrain from competing with and interfering in the business of Hydrogenics for a period of three years subsequent to his termination for any reason. Under both the Omnibus Plan and the Old RSU Plan, if Mr. Motz’s employment is terminated by the Company without cause, prior to the vesting date of any awarded RSUs, then a pro rata portion of such RSUs will vest immediately prior to the date of her termination of employment. The value of such RSUs, as of December 31, 2012, is Nil. Under the Omnibus Plan, if Mr. Motz’s employment is terminated without cause, prior to the vesting date of any awarded PSUs, then all of Mr. Motz’s unvested PSUs will vest in the normal course for a period of 90 days extending from the end of the fiscal year in which the date of termination occurred. Any PSUs which do not vest in the normal course during such 90 day period will, subject to Board approval, vest pro rata upon the date of termination. The value of Mr. Motz’s PSUs, as at December 31, 2012, is CA $229,500.

Hydrogenics Corporation

Ms. Barber was employed as Chief Financial Officer and Corporate Secretary of the Company from July 29, 2011 until her departure effective November 8, 2012.  Ms. Barber’s employment agreement provided that Ms. Barber was entitled to 12 months’ salary and bonus in lieu of notice if Ms. Barber was terminated without cause from her position at any time, or if she was terminated upon a change of control of the Company.  This amount is equal to a maximum of approximately CA $315,000 based on Ms. Barber’s compensation as at the date of her resignation.  The agreement also provided that all outstanding stock options held by Ms. Barber would immediately vest upon termination without cause or termination resulting from a change of control of the Company. Ms. Barber agreed to refrain from competing with and interfering in the business of Hydrogenics for a period of three years subsequent to her termination for any reason. Under both the Omnibus Plan and the Old RSU Plan, if Ms. Barber’s employment is terminated by the Company without cause, prior to the vesting date of any awarded RSUs, then a pro rata portion of such RSUs will vest immediately prior to the date of her termination of employment. The value of such RSUs, as of December 31, 2012, is CA $Nil.  Under the Omnibus Plan, if Ms. Barber’s employment is terminated without cause, prior to the vesting date of any awarded PSUs, then all of Ms. Barber’s unvested PSUs will vest in the normal course for a period of 90 days extending from the end of the fiscal year in which the date of termination occurred. Any PSUs which do not vest in the normal course during such 90 day period will, subject to Board approval, vest pro rata upon the date of termination. The value of Ms. Barber’s PSUs, as at December 31, 2012, is CA $Nil.  Ms. Barber’s employment with the Company ceased effective November 8, 2012.

Mr. Westbroek’s employment agreement provides that Mr. Westbroek is entitled to 12 months’ salary and bonus in lieu of notice, if Mr. Westbroek is terminated without cause from his position at any time, or if he is terminated upon a change of control of the Company.  This amount is equal to a maximum of approximately CA $309,000 based on Mr. Westbroek’s current compensation. The agreement also provides that all outstanding stock options held by Mr. Westbroek will immediately vest upon termination without cause or termination resulting from a change of control of the Company. Mr. Westbroek has agreed to refrain from competing with and interfering in the business of Hydrogenics for a period of one year subsequent to his termination for any reason. Under both the Omnibus Plan and the Old RSU Plan, if Mr. Westbroek’s employment is terminated by the Company without cause, prior to the vesting date of any awarded RSUs, then a pro rata portion of such RSUs will vest immediately prior to the date of his termination of employment. The value of such RSUs, as of December 31, 2012, is CA$162,965.  Under the Omnibus Plan, if Mr. Westbroek’s employment is terminated without cause, prior to the vesting date of any awarded PSUs, then all of Mr. Westbroek’s unvested PSUs will vest in the normal course for a period of 90 days extending from the end of the fiscal year in which the date of termination occurred. Any PSUs which do not vest in the normal course during such 90 day period will, subject to Board approval, vest pro rata upon the date of termination. The value of Mr. Westbroek’s PSUs, as at December 31, 2012, is CA $120,434.

Mr. Cargnelli’s employment agreement provides that Mr. Cargnelli is entitled to 24 months’ salary and one and a half times the average bonus paid in the two fiscal years preceding termination in lieu of notice if Mr. Cargnelli is terminated without cause from his position at any time, or if he is terminated upon a change of control of the Company.  This amount is equal to a maximum of approximately CA $768,750 based on Mr. Cargnelli’s current compensation.  Mr. Cargnelli has agreed to refrain from competing with and interfering in the business of Hydrogenics for a period of three years subsequent to his termination for any reason. Under both the Omnibus Plan and the Old RSU Plan, if Mr. Cargnelli’s employment is terminated by the Company without cause, prior to the vesting date of any awarded RSUs, then a pro rata portion of such RSUs will vest immediately prior to the date of his termination of employment. The value of such RSUs, as of December 31, 2012, is CA$381,807.  Under the Omnibus Plan, if Mr. Cargnelli’s employment is terminated without cause, prior to the vesting date of any awarded PSUs, then all of Mr. Cargnelli’s unvested PSUs will vest in the normal course for a period of 90 days extending from the end of the fiscal year in which the date of termination occurred. Any PSUs which do not vest in the normal course during such 90 day period will, subject to Board approval, vest pro rata upon the date of termination. The value of Mr. Cargnelli’s PSUs, as at December 31, 2012, is CA $120,434.

Hydrogenics Corporation

Mr. Smeets’ employment agreement provides that if Mr. Smeets’ employment is terminated prior to April 4, 2012, Mr. Smeets must be provided one month’s notice. If Mr. Smeets’ employment is terminated subsequent to April 4, 2012, Mr. Smeets is entitled to one month’s notice plus an additional month per commenced year of employment, at a minimum of three and a maximum of six months’ notice. Under no circumstances will the termination of Mr. Smeets’ employment for any reason entitle Mr. Smeets to any form of damage compensation. Mr. Smeets has agreed to refrain from competing with and interfering in the business of Hydrogenics in Belgium for a period of one year subsequent to his termination for any reason. Under both the Omnibus Plan and the Old RSU Plan, if Mr. Smeets’ employment is terminated by the Company without cause, prior to the vesting date of any awarded RSUs, then a pro rata portion of such RSUs will vest immediately prior to the date of his termination of employment. The value of such RSUs, as of December 31, 2012, is nil.  Under the Omnibus Plan, if Mr. Smeets’ employment is terminated without cause, prior to the vesting date of any awarded PSUs, then all of Mr. Smeets’ unvested PSUs will vest in the normal course for a period of 90 days extending from the end of the fiscal year in which the date of termination occurred. Any PSUs which do not vest in the normal course during such 90 day period will, subject to Board approval, vest pro rata upon the date of termination. The value of Mr. Smeets’ PSUs, as at December 31, 2012, is CA $nil.

Ms. Demerino’s employment agreement does not provide for any specific termination or change of control provisions. Under both the Omnibus Plan and the Old RSU Plan, if Ms. Demerino’s employment is terminated by the Company without cause, prior to the vesting date of any awarded RSUs, then a pro rata portion of such RSUs will vest immediately prior to the date of his termination of employment. The value of such RSUs, as of December 31, 2012, is nil.  Under the Omnibus Plan, if Ms. Demerino’s employment is terminated without cause, prior to the vesting date of any awarded PSUs, then all of Ms. Demerino’s unvested PSUs will vest in the normal course for a period of 90 days extending from the end of the fiscal year in which the date of termination occurred. Any PSUs which do not vest in the normal course during such 90 day period will, subject to Board approval, vest pro rata upon the date of termination. The value of Ms. Demerino’s PSUs, as at December 31, 2012, is CA $nil.

Human Resources and Corporate Governance Committee

Composition of Human Resources and Corporate Governance Committee
The following individuals served as the members of the Human Resources and Corporate Governance Committee as at December 31, 2012 and March 8, 2013: Michael Cardiff (Chair), Douglas S. Alexander Henry Gnacke and Norman M. Seagram.

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

Hydrogenics Corporation

In fulfilling its charter, the Human Resources and Corporate Governance Committee’s role also includes reviewing and reporting to the Board on: human resource planning, including the terms of the compensation packages provided to the Company’s employees; succession planning and senior management appointments; the levels and form of executive compensation in general; and the specific compensation of senior executives, including the annual compensation of the President and Chief Executive Officer. The committee also administers the Omnibus Plan, the Old Option Plan, the Old RSU Plan and the DSU Plan and reviews and makes recommendations to the Board regarding the annual compensation of non-employee directors.

Hydrogenics Corporation

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

In 2012, the Human Resources and Corporate Governance Committee, in fulfilling its responsibilities, took the following measures:

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

•           reviewed the Chief Executive Officer’s evaluation of the performance of the other officers of the Corporation and such other senior management and key employees of the Corporation or any subsidiary of the Corporation as identified to the Human Resources and Corporate Governance Committee by the Board (collectively, the “Designated Executives”) and reviewed the Chief Executive Officer’s recommendations with respect to the amount of compensation to be paid to the Designated Executives;

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

•           in determining the long-term incentive component of the Chief Executive Officer’s compensation and each Designated Executive’s compensation, considered the Corporation’s performance and relative shareholder return, the value of similar incentive awards to executives at comparable companies, and the awards given to executives of the Corporation in past years;

•           made recommendations to the Board with respect to incentive compensation and equity-based plans, including the design and adoption of the Omnibus Plan, and reviewed and made recommendations with respect to the performance or operating goals for participants in such plans;

•           administered, approved and ratified awards under incentive compensation and stock plans, including amendments to the awards made under any such plans, and reviewed and monitored awards under such plans;

•           made recommendations to the Board regarding the annual compensation of non-employee directors;

•           reviewed and reported to the Board on the appropriateness of the succession planning of the Corporation, including appointing, training and monitoring senior management;

•           reviewed the significant human resources policies, plans and programs of the Corporation to ensure they are supportive of the Corporation’s near and long-term strategies; and

•           undertook on behalf of, and in an advisory capacity to, the Board such other initiatives as were considered necessary or desirable to assist the Board in discharging its responsibility to ensure appropriate human resources development, performance evaluation, compensation and management development programs are in place and operating effectively.

Hydrogenics Corporation

The Human Resources and Corporate Governance Committee met 4 times in 2012. The Human Resources and Corporate Governance Committee is satisfied that it has fulfilled its charter during the year ended December 31, 2012.

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

Audit Committee

Our Board of Directors has delegated to the Audit Committee responsibility for assisting the Board in its oversight role with respect to the quality and integrity of financial information and reporting disclosure, risk management, the performance, qualifications and independence of the external auditors and legal and regulatory compliance.  The Audit Committee regularly meets in camera to review management’s financial stewardship.  The Audit Committee consists entirely of unrelated, independent and financially literate directors.

During the past year, the Audit Committee, in fulfilling its responsibilities, took the following measures:

•           reviewed and discussed with management and the registered public accountants the Corporation’s annual audited consolidated financial statements, including disclosures made in management’s discussion and analysis (“MD&A”) and recommend to the Board whether the audited consolidated financial statements should be included in the Corporation’s annual report;

•           reviewed and discussed with management and the registered public accountants the Corporation’s quarterly consolidated financial statements, including disclosures made under the MD&A or similar disclosures, prior to the filing of its quarterly report;

•           reviewed and discussed with management and the registered public accountants the financial information and consolidated financial statements contained in any prospectus, registration statement, annual information form, circular or other material disclosure document of the Corporation, in each case, prior to the filing of such documents;

•           reviewed and discussed with management and the registered public accountants, as applicable: (i) major issues regarding accounting principles and consolidated financial statement presentations, including any significant changes in the Corporation’s selection or application of accounting principles, and major issues as to the adequacy of the Corporation’s internal controls and any special audit steps adopted in light of material control deficiencies; (ii) analyses prepared by management or the registered public accountants setting forth significant financial reporting issues and judgments made in connection with the preparation of the consolidated financial statements, including analyses of the effects of alternative International Financial Reporting Standards (“IFRS”) methods on the consolidated financial statements; (iii) any management letter provided by the registered public accountants and the Corporation’s response to that letter; (iv) any problems, difficulties or differences encountered in the course of the audit work, including any disagreements with management or restrictions on the scope of the registered public accountants’ activities or on access to requested information and management’s response thereto; (v) the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the consolidated financial statements of the Corporation; and (vi) earnings press releases, as well as financial information and earnings guidance (generally or on a case-by-case basis) provided to analysts and rating agencies;

Hydrogenics Corporation

•           discussed with management the Corporation’s major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Corporation’s risk assessment and risk management policies;

•           obtained and reviewed a report from the registered public accountants regarding: (i) the registered public accountants’ internal quality control procedures; (ii) any material issues raised by the most recent quality control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm; (iii) any steps taken to deal with any such issues; and (iv) all relationships between the registered public accountants and the Corporation;

•           evaluated the qualifications, performance and independence of the registered public accountants, including a review and evaluation of the lead partner of the registered public accountants and taking into account the opinions of management;

•           ensured that the lead audit partner of the registered public accountants and the audit partner responsible for reviewing the audit are rotated at least every five years as required by SOX;

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

•           reviewed disclosures made by the Corporation’s principal executive officer or officers and principal financial officer or officers regarding compliance with their certification obligations as required under SOX and the rules promulgated there under, including the Corporation’s disclosure controls and procedures and internal controls for financial reporting and evaluations thereof;

•           reviewed with management and approved the Corporation’s investment policies for its securities portfolio and reviewed the portfolio management performance; and

•           reviewed the performances of the Chief Financial Officer and other senior executives involved in the financial reporting process, reviewed financial and accounting personnel succession planning within the Corporation and, where possible, consulted on the appointment of, or departure of, individuals occupying these positions.

The Audit Committee met 5 times in 2012. The Audit Committee is satisfied that it has fulfilled its charter during the year ended December 31, 2012.

The Audit Committee of our Board of Directors operates under a written charter that sets out its responsibilities and composition requirements.  As at December 31, 2012 and March 8, 2013, the members of the committee were: Norman M. Seagram (Chair), Douglas S. Alexander and Michael Cardiff.  The following sets out the education and experience of each director relevant to the performance of his duties as a member of the committee.

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

Hydrogenics Corporation

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

EMPLOYEES

As at December 31, 2012, we employed approximately 145 full-time staff.  Our full-time staff is divided between 83 full-time staff in our OnSite Generation business, 58 full-time staff in our Power Systems business, and four full-time staff in our Corporate Services group. As of December 31, 2012, four of our employees were located in our Mississauga, Ontario corporate headquarters, 49 employees were located in our Mississauga, Ontario Power Systems group, nine employees were located in our Mississauga, Ontario OnSite generation group, nine employees were located in our Gladbeck, Germany power generation group and 74 employees were located in our Oevel-Westerlo, Belgium OnSite generation group.

As at December 31, 2011, we employed approximately 118 full-time staff.  Our full-time staff was divided between 60 full-time staff in our OnSite Generation business, 54 full-time staff in our Power Systems business, and four full-time staff in our Corporate Services group. As of December 31, 2011, four of our employees were located in our Mississauga, Ontario corporate headquarters, 45 employees were located in our Mississauga, Ontario Power Systems group, seven employees were located in our Mississauga, Ontario OnSite generation group, nine employees were located in our Gladbeck, Germany power generation group and 53 employees were located in our Oevel-Westerlo, Belgium OnSite generation group.

Hydrogenics Corporation

As at December 31, 2010, we employed approximately 114 full-time staff.  Our full-time staff was divided between 63 full-time staff in our OnSite Generation business, 53 full-time staff in our Power Systems business, and four full-time staff in our Corporate Services group. As of December 31, 2010, four of our employees were located in our Mississauga, Ontario corporate headquarters, 47 employees were located in our Mississauga, Ontario Power Systems group, eight employees were located in our Mississauga, Ontario OnSite generation group, nine employees were located in our Gladbeck, Germany power generation group and 55 employees were located in our Oevel-Westerlo, Belgium OnSite generation group.

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

SHARE OWNERSHIP

Below is a summary of the securities ownership for each director and Named Executive Officer as of February 28, 2013.

	Share-based Awards
Name	Common Shares	% of Common Shares Outstanding	DSUs	% of DSUs Outstanding
Douglas S. Alexander	998	0.01%	41,678	34%
Michael Cardiff	Nil	Nil	19,781	16%
Henry J. Gnacke	Nil	Nil	13,253	11%
Norman M. Seagram	1,428	0.02%	48,539	39%
Joseph Cargnelli	156,100	2.0%	Nil	Nil
Daryl Wilson	4,000	0.05%	Nil	Nil
Robert Motz	Nil	Nil	Nil	Nil
Jennifer Barber(1)	Nil	Less than 0.01%	Nil	Nil
Kelly Demerino	Nil	Nil	Nil	Nil
Wido Westbroek	Nil	Nil	Nil	Nil
Filip Smeets	Nil	Nil	Nil	Nil

	Share-based Awards, cont’d
Name	RSUs	% of RSUs Outstanding	PSUs	% of PSUs Outstanding
Douglas S. Alexander	Nil	Nil	Nil	Nil
Michael Cardiff	Nil	Nil	Nil	Nil
Henry J. Gnacke	Nil	Nil	Nil	Nil
Norman M. Seagram	Nil	Nil	Nil	Nil
Joseph Cargnelli	56,563	30%	17,842	12.0%
Daryl Wilson	108,988	57%	78,636	53.0%
Robert Motz	Nil	Nil	34,000	23.0%
Jennifer Barber(1)	Nil	Nil	Nil	Nil
Kelly Demerino	Nil	Nil	Nil	Nil
Wido Westbroek	24,143	13%	17,842	12.0%
Filip Smeets	Nil	Nil	Nil	Nil

Hydrogenics Corporation

	Option-based Awards
Name	Number of securities underlying unexercised options	Option exercise price (CA $)	Option Expiration Date	% of Options Outstanding
Douglas S. Alexander	Nil	N/A	N/A	Nil
Michael Cardiff	Nil	N/A	N/A	Nil
Henry J. Gnacke	Nil	N/A	N/A	Nil
Norman M. Seagram	Nil	N/A	N/A	Nil
Joseph Cargnelli	39,861	5.03	June 8, 2021	20%
	24,639	6.25	May 11, 2022
Daryl Wilson	76,806	5.03	June 8, 2021	57%
	108,593	6.26	May 11, 2022
Robert Motz	39,476	6.25	May 11, 2011	12%
Jennifer Barber(1)	Nil	N/A	N/A	Nil
Kelly Demerino	Nil	N/A	N/A	Nil
Wido Westbroek	10,238	5.03	June 8, 2021	11%
	24,639	6.25	May 11, 2022
Filip Smeets	Nil	N/A	N/A	Nil

Note:
(1)	Ms. Barber resigned as Chief Financial Officer and Corporate Secretary of the Company effective November 8, 2012.

For information regarding arrangements for involving employees in the capital of our Company, see “Item 6. Directors, Senior Management and Employees – Compensation – Elements of Executive Compensation Program – Long-term Incentives” above.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

To the knowledge of our directors and officers, as of February 28, 2013, no person or company beneficially owns, directly or indirectly, or exercises control or direction over common shares carrying more than 5% of the voting rights attached to our outstanding common shares other than CommScope which owns 2,186,906 common shares, representing 28.1% of our outstanding common shares; Enbridge which owns 1,082,251 common shares, representing 13.9% of our outstanding common shares; and General Motors Holdings LLC which owns 454,560 common shares, representing 5.9% of our outstanding common shares.

Our major shareholders do not have voting rights different from those of our other shareholders.

See “Item 10. Additional Information – Material Contracts” for information regarding changes in ownership interests of CommScope since it first purchased common shares from the Company in 2010.

As of December 31, 2012, approximately 256 US shareholders held approximately 7,775,540 common shares or approximately 100% of our outstanding common shares.

As of February 28, 2013, approximately 255 US shareholders held approximately 7,870,540 common shares or approximately 100% of our outstanding common shares.

RELATED PARTY TRANSACTIONS

Transactions with Viking Engineering & Tool Co.
In the normal course of operations, we subcontract certain machining and sheet metal fabrication of parts to Viking Engineering & Tool Co., a company owned by the father and uncle of Joseph Cargnelli, a director and senior officer of the Company and one of our principal shareholders. For the fiscal year ended December 31, 2012, billings by this related company totalled $0.3 million, an increase of $0.2 million from the $0.1 million billed in the year ended December 31, 2011. For the fiscal year ended December 31, 2011, billings by this related company totalled $0.1 million, a decrease of $0.1 million from the $0.2 million billed in the year ended December 31, 2010. At December 31, 2012, and February 28, 2013 we had an accounts payable balance due to this related company of $0.1 million and less than $0.1 million, respectively. We believe that transactions with this company are consistent with those we have with unrelated third parties.

Hydrogenics Corporation

CommScope, Inc.

As a result of CommScope’s investments in the Corporation in 2010, CommScope became a related party. For the fiscal year ended December 31, 2012, billings to this related company totalled $0.6 million, an increase of $0.4 million from the $0.2 million billed the year ended December 31, 2011. For the fiscal year ended December 31, 2011, billings to this related company totalled $0.2 million, an increase of $0.1 million from the $0.1 million billed the year ended December 31, 2010. At December 31, 2011 and February 28, 2013, we had an accounts receivable balance from this related company of $nil and $0.2 million, respectively. Billings by this related party for product totalled $8 in the year ended December 31, 2012. Billings by this related party for product totalled $nil in the year ended December 31, 2011. At December 31, 2012 and February 28, 2013, the Corporation has an accounts payable balance to this related party of $nil and $nil, respectively. See “Item 10. Additional Information – Material Contracts” for information regarding amendments to material agreements between the Corporation and Commscope.

All related party transactions have been recorded at the exchange amount, which is the consideration paid or received as established and agreed by the related parties.

See “Item 10. Additional Information – Material Contracts” for additional information regarding the Corporation’s relationship with CommScope and Enbridge.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None.

INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Financial Statements
See “Item 18. Financial Statements.” For accounting purposes, we are considered to be a continuation of Old Hydrogenics.

Export Sales (before Legal Proceedings)

Our export sales (to customers outside Canada) for the year ended December 31, 2012 was $30.6, representing 96% of our total sales for such year, for the year ended December 31, 2011 was $22.7, representing 95% of our total sales for such year, and for the year ended December 31, 2010 was $19.6, representing 93% of our total sales for such year.

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

Hydrogenics Corporation

Dividends Policy
We have never declared or paid any cash dividends on our common shares.  We currently intend to retain any future earnings to fund the development and growth of our business and we do not anticipate paying any cash dividends in the foreseeable future.

SIGNIFICANT CHANGES

No significant changes have occurred since the date of the audited financial statements included in this Annual Report.

Hydrogenics Corporation

ITEM 9.	THE OFFER AND LISTING

LISTING DETAILS
The following table sets forth the reported trading prices in Canadian dollars and US dollars for our common shares on the TSX and Nasdaq, respectively.  Trading prices prior to January 1, 2010 are on a pre-consolidation basis and trading prices for the period from January 1, 2010 to March 5, 2013 are on a post-consolidation basis.

	TSX		Nasdaq
	High (CA$)	Low (CA$)	High ($)	Low ($)
Annual Market Prices
2008	2.47	0.37	2.45	0.32
2009	0.80	0.38	0.75	0.29
2010	13.75	3.14	13.48	3.00
2011	7.93	3.71	8.25	3.67
2012	8.66	4.32	8.78	4.47
Quarterly Market Prices
2011
First Quarter	7.93	3.71	8.25	3.67
Second Quarter	7.10	4.52	7.40	4.71
Third Quarter	6.74	4.51	7.06	4.54
Fourth Quarter	6.72	5.31	6.95	5.18
2012
First Quarter	5.97	4.59	5.97	4.7
Second Quarter	6.77	4.32	6.85	4.47
Third Quarter	6.80	4.7	6.9	4.62
Fourth Quarter	8.66	5.35	8.78	5.13
2013
First Quarter (to March 5, 2013)	9.71	6.81	9.54	7.05
Monthly Market Prices
2012
September	5.82	4.70	6.01	4.62
October	6.40	5.35	6.69	5.13
November	7.28	6.00	7.49	5.98
December	8.66	6.60	8.78	6.54
2013
January	9.40	6.81	9.40	7.05
February	9.71	8.05	9.54	7.81
March (to March 5, 2013)	8.80	8.35	8.49	7.86

PLAN OF DISTRIBUTION

Not applicable.

MARKETS

Our common shares are listed on the TSX under the symbol “HYG” and on the Nasdaq under the symbol “HYGS.”

Hydrogenics Corporation

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

Pursuant to the CBCA, at least 25% of our directors must be resident Canadians. The CBCA also requires that we have not less than three directors, at least two of whom are not officers or employees of the Company or its Affiliates. We currently have seven directors, six of whom are resident Canadians. Our articles of incorporation provide that the minimum size of our Board of Directors be three and the maximum size of our Board of Directors be twelve. Our directors may, from time to time, determine the number of directors on the Board by resolution, which is currently six directors. Our articles of incorporation and our by-laws do not impose any other director qualification requirements.

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

Hydrogenics Corporation

SHAREHOLDER RIGHTS

Our authorized capital consists of an unlimited number of common shares with no par value and an unlimited number of preferred shares with no par value issuable in series, of which 7,870,540 common shares and no preferred shares were issued and outstanding as of February 28, 2013.  As of February 28, 2013, we also have 64,678 Series A warrants and 242,824 Series B warrants issued and outstanding, whereby each warrant entitles the holder to purchase a common share.

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

Hydrogenics Corporation

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

Commscope

•
On August 9, 2010, the Corporation entered into a strategic alliance with CommScope, a global leader in infrastructure solutions for communications networks, that called for the development and distribution of specialized fuel cell power systems and included an equity investment in the Corporation. Pursuant to the terms of the agreement, the Corporation used the proceeds to develop next-generation power modules for telecom related backup power applications to be incorporated by CommScope in its products sold to customers worldwide. Under the agreement, CommScope agreed to purchase from the Corporation up to a maximum of 2,186,906 common shares on a private placement basis in four tranches for a maximum aggregate purchase price of $8.5 million. The first tranche, which closed on August 12, 2010, consisted of 879,393 common shares for an aggregate purchase price of $3.2 million ($3.68 per share). The second tranche, which closed on September 29, 2010, consisted of 207,268 common shares for an aggregate purchase price of $0.8 million ($3.68 per share). The third tranche, which closed on March 31, 2011, consisted of 498,998 common shares for an aggregate purchase price of $2 million ($4.09 per share). The fourth tranche, which closed on June 30, 2011, consisted of 611,247 common shares for an aggregate purchase price of $2.5 million ($4.09 per share). As a result of this transaction, CommScope, now owns 2,186,906 common shares representing 33.1% of the outstanding common shares of the Corporation. The agreement provided, among other things, that CommScope would have certain participation rights in future financings and, subject to the maintenance of certain ownership requirements, would have the right to have one non-voting observer on the Board of Directors of Hydrogenics.  Hydrogenics and CommScope have also entered into an intellectual property licence agreement on the closing of the first tranche which we entered into on August 12, 2010, wherein the Corporation has granted to CommScope a licence to certain intellectual property resulting from the transaction, which will only be exercisable by CommScope upon the occurrence of specified triggering events.  The agreement was amended on October 25, 2011 to expand the list of triggering events to include certain events of defaults under the loan agreement with the Ontario Government.

Enbridge

•
On April 20, 2012, Hydrogenics and Enbridge entered into a joint development agreement (the “Joint Development Agreement”) pursuant to which they agreed to work together to develop utility scale energy storage projects (“Energy Storage Projects”) within Canada and the United States (the “Territory”). The Joint Development Agreement provides that during the term of the agreement, Hydrogenics will use commercially reasonable efforts to develop the technology in respect of the Energy Storage Projects for applications in the Territory, and both parties will use commercially reasonable efforts to strengthen the visibility of the Energy Storage Projects in the Territory. The Joint Development Agreement also provides that Hydrogenics and Enbridge will use commercially reasonable efforts to (i) pursue the development of policy, (ii) pursue support for construction of a turnkey electrolyser demonstration plant (the “Demonstration Plant”), (iii) pursue contracts or suitable financial arrangements that provide revenue support for the electricity storage and grid stabilization services offered by the Demonstration Plant, (iv) secure funding support, identify and engage stakeholders and industry expertise for the Energy Storage Projects and commit to maintaining sufficient resources to perform its obligations under the Joint Development Agreement. Hydrogenics will also be responsible for technology development for system integration and Enbridge will be responsible for policies, codes and standards and market development relating to increasing the natural gas industry engagement with the Energy Storage Projects in the Territory (collectively, the “Development Activities”).

Hydrogenics Corporation

Pursuant to the Joint Development Agreement, in the event that Enbridge wishes to participate in a project involving the building, ownership or operation of an Energy Storage Project in Canada or certain states in the United States where Enbridge engages in the development or operation of certain assets (a “Term Project”), Hydrogenics will have an opportunity to participate in up to 50% ownership of such project. Enbridge has also been granted a similar right with respect to Energy Storage Projects that Hydrogenics engages in, for Enbridge to participate in up to 50% ownership of such projects.

The Joint Development Agreement further provides that intellectual property created pursuant to the Joint Development Agreement will be jointly owned by Hydrogenics and Enbridge. Except for certain excluded intellectual property, each of Hydrogenics and Enbridge further provides a cross-license of their respective intellectual property to the other for the purpose of activities under the Joint Development Agreement (including in respect of Energy Storage Projects). With respect to the excluded intellectual property, each of Hydrogenics and Enbridge provided a license of its excluded intellectual property in respect to the Demonstration Plant, but otherwise reserved rights with respect to their respective excluded intellectual property.

The Joint Development Agreement has a term of five years but may be terminated by notice given prior to the end of the term (i) upon mutual written consent, (ii) by either party if the Demonstration Plant has not advanced to construction stage by October 20, 2014 or (iii) upon the liquidation, winding-up, assignment for the benefit of creditors or bankruptcy of the other party. Each party will bear and pay all fees, costs and expenses incurred by it in connection with all activities including, but not limited to, those in connection with the Development Activities and the transactions contemplated by the Joint Development Agreement.

In addition, in connection with the execution of the Joint Development Agreement, on April 20, 2012, Enbridge and Hydrogenics entered into a subscription agreement whereby Hydrogenics has issued and Enbridge has purchased 1,082,251 common shares (representing approximately 14% of the issued and outstanding common shares of Hydrogenics after giving effect to the transaction) for an aggregate purchase price of CA$5 million (CA$4.62 per share). Up to CA$1 million of the proceeds received by Hydrogenics is to be used for purposes related to the Joint Development Agreement and the balance will be used for general corporate purposes.

The subscription agreement provides that Enbridge will have “participation rights” from the date of the subscription agreement until the 24 month anniversary of the subscription agreement. During this period, if the Company proposes to sell or issue any equity securities or securities convertible or exchangeable into equity securities, Enbridge will have the option to acquire in such offering (on an unregistered and private placement basis) such number of offered securities necessary in order to maintain Enbridge’s percentage ownership of issued common shares that is the same as the percentage ownership of issued common shares owned by Enbridge immediately prior to giving effect to such offering. This participation right will not apply to the issuance by the Company of (i) securities to its directors, officers or employees; (ii) securities upon the conversion of securities convertible or exercisable into equity securities that are currently outstanding (including the Company’s warrants); (iii) securities issuable as a stock dividend; (iv) securities issued in connection with an acquisition, merger, business combination, tender offer, take-over bid, arrangement, asset purchase transaction, joint venture or similar transaction (other than with respect to third party financing in connection therewith); (v) securities pursuant to a rights offering by the Company that is open to all shareholders of the Company; or (vi) securities for consideration other than cash (each, an “Excluded Issuance”). The participation right shall cease to be applicable on the earlier of (i) the date Enbridge ceases to be the beneficial owner of more than 5% of the outstanding common shares and (ii) the date that the Joint Development Agreement is terminated.

Hydrogenics Corporation

The subscription agreement provides that Enbridge will have the right to designate one individual who is (i) an employee of Enbridge at a seniority level of director or equivalent or higher or (ii) a director of Enbridge, as a non-voting observer to the board of directors of the Company. The board observer right will expire upon the reduction of Enbridge’s ownership of outstanding common shares of the Company below 5% for any reason (including if Enbridge falls below such threshold solely as a result of one or more Excluded Issuances).

The foregoing summaries are qualified in their entirety by reference to the full text of the relevant agreement, which is filed as an exhibit hereto.

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

Canadian Federal Income Tax Considerations
The following is a general summary of the principal Canadian federal income tax considerations applicable to a holder of our common shares who, for the purposes of the Income Tax Act (Canada) (the “Income Tax Act”) and the Canada-United States Income Tax Convention (1980) (the “Convention”), is a resident of the United States and is not and has not been a resident of Canada, does not have and has not had at any time, a permanent establishment or fixed base in Canada and otherwise qualifies for the full benefits of the Convention, and who, for the purposes of the Income Tax Act: (i) deals at arm’s length and is not affiliated with us; (ii) holds our common shares as capital property; (iii) does not use or hold and is not deemed to use or hold our common shares in the course of carrying on, or otherwise in connection with, a business in Canada; (iv) is not a “registered non-resident insurer” or “authorized foreign bank,” each within the meaning of the Income Tax Act; and (v) does not carry on an insurance business in Canada and elsewhere (a “US holder”).

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

This summary is based on the current provisions of the Income Tax Act and the regulations in force under the Income Tax Act on the date of this annual report, the Convention, the current administrative and assessing practices of the Canada Revenue Agency published in writing prior to the date of this annual report, all specific proposals to amend the Income Tax Act and the regulations publicly announced by the Minister of Finance (Canada) prior to the date of this annual report and all judicial decisions currently in effect.

Hydrogenics Corporation

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

Dispositions
A US holder will generally not be subject to tax under the Income Tax Act on any capital gain realized on a disposition of our common shares, unless the common shares constitute “taxable Canadian property” of the US holder at the time of disposition and the US holder is not entitled to relief under the Convention.  Generally, our common shares will not constitute taxable Canadian property to a US holder provided our common shares are listed on a “designated stock exchange” as defined in the Income Tax Act (which includes the TSX and Nasdaq) at the time of the disposition unless: (a) (i) at any time during the 60-month period immediately preceding the disposition, the US holder, persons with whom the US holder does not deal at arm’s length (within the meaning of the Income Tax Act), or the US holder together with such persons, owned 25% or more of the issued shares of any series or class of our capital stock and (ii) more than 50% of the fair market value of our common shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource property” (as defined in the Income Tax Act), “timber resource property” (as defined in the Income Tax Act) and options in respect of, or interests in, or civil law rights in such property, whether or not such property exists; or (b) our common shares are deemed under the Income Tax Act to be taxable Canadian property of the US holder.  If our common shares constitute taxable Canadian property of a particular US holder, any capital gain arising on their disposition may be exempt from Canadian tax under the Convention if, at the time of disposition, our common shares do not derive their value principally from real property situated in Canada. US holders whose common shares may constitute taxable Canadian property should consult their own tax advisors.

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

Hydrogenics Corporation

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

This summary is based on the US Tax Code, the Treasury regulations thereunder (the “Treasury Regulations”), published IRS rulings, the Convention, administrative interpretations and judicial decisions, all as currently in effect. These authorities are subject to change, repeal or revocation, possibly on a retroactive basis, which may result in United States federal income tax consequences different from those discussed below.

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

If you are a non-corporate US Holder, including an individual, dividends you receive may be subject to United States federal income tax at the lower rates applicable to capital gains, provided that: (i) we are a “qualified foreign corporation”; and (ii) certain holding period and other requirements are satisfied. A qualified foreign corporation includes a non-United States corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States that includes an exchange of information program and that the United States Treasury Department has determined to be satisfactory for purposes of the qualified dividend provisions of the US Tax Code. The United States Treasury Department has determined that the Convention (as defined above) is satisfactory for purposes of the qualified dividend provisions of the US Tax Code. In addition, a foreign corporation not otherwise treated as a qualified foreign corporation shall be so treated with regard to any dividend paid by such corporation if the stock with respect to which the dividend is paid is readily tradable on an established securities market in the United States. A qualified foreign corporation does not include a non-United States corporation that is a PFIC for the taxable year in which a dividend is paid or that was a PFIC for the preceding taxable year. Accordingly, dividends on our common shares will be eligible for these lower rates of taxation provided that: (i) we are not a PFIC for the taxable year the dividend is paid or for the preceding taxable year; (ii) we are eligible for the benefits of the Convention or our common shares are readily tradable on an established securities market in the United States; and (iii) you satisfy certain holding period and other requirements. You should consult your own tax advisors regarding the application of these rules.  Additionally, a US Holder may be subject to an additional Medicare tax on unearned income of 3.8% (see “— Additional Tax on Passive Income” below).

Hydrogenics Corporation

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

Taxation of Dispositions of Common Shares
Subject to the PFIC rules discussed below, upon a sale or other taxable disposition of common shares, you generally will recognize capital gain or loss for United States federal income tax purposes equal to the difference, if any, between the amount you realize and your adjusted tax basis in your common shares. Your adjusted tax basis in our common shares generally will be the cost to you of such shares, as determined under United States federal income tax principles. A non-corporate US Holder, including an individual, generally will be taxed at a preferential rate if the property has been held for more than one year. A US Holder may also be subject to an additional Medicare tax on unearned income of 3.8% (see “— Additional Tax on Passive Income” below). The deductibility of capital losses is subject to limitations. The gain or loss generally will be a gain or loss from sources within the United States for United States foreign tax credit limitation purposes.

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

Based on our structure, and the composition of our income and assets, we do not believe that we were a PFIC for the taxable year ended December 31, 2012 or the prior taxable year. However, there can be no assurance the IRS will not successfully challenge our position or that we will not become a PFIC in a future taxable year, as PFIC status is retested each year and depends on our assets and income in such year. If we are classified as a PFIC at any time you hold our common shares, you may be subject to an increased United States federal income tax liability and a special interest charge in respect of a gain recognized on the sale or other disposition of your common shares and upon the receipt of certain ‘‘excess distributions’’ (as defined in the US Tax Code). Additionally, if we are classified as a PFIC in any taxable year during which you own common shares, you must file an annual information return on IRS Form 8621 reporting such ownership of common shares. The failure to file such annual information return could result in the imposition of penalties on you and in the extension of the statute of limitations with respect to federal income tax returns filed by you. However, this reporting requirement has been temporarily suspended in certain cases.

Hydrogenics Corporation

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

Information Reporting with Respect to Foreign Financial Assets

US federal income tax legislation enacted during 2010 generally requires a US individual to report to the IRS certain interests owned by such individual in stock or securities issued by a non-US person (such as our common shares) on IRS Form 8938, if the aggregate value of all such interests exceeds $50,000. Upon the issuance of future Treasury Regulations, these information reporting requirements may apply to certain U.S. entities that own specified foreign financial assets.  Failure to report information required under this legislation could result in substantial penalties and in the extension of the statute of limitations with respect to federal income tax returns filed by you. You are urged to consult your own tax advisors regarding the effect, if any, of this legislation on your ownership and disposition of the common shares.

Hydrogenics Corporation

Additional Tax on Passive Income

A US Holder who is an individual, an estate, or a trust may be required to pay a 3.8% Medicare tax for taxable years beginning on or after January 1, 2013 on the lesser of (i) such US Holder’s “modified adjusted gross income” (or “adjusted gross income” in the case of an estate or a trust) over certain thresholds and (ii) such US Holder’s “net investment income” (or “undistributed net investment income” in the case of an estate or a trust). Net investment income generally will include among other things, dividends and capital gains. Such tax will apply to dividends in respect of and to capital gains from the disposition of your common shares unless derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). Each US Holder should consult an independent tax advisor regarding the implications of this additional tax.

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

Hydrogenics Corporation

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2012, based on the criteria set forth in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on this assessment, management believes that, as at December 31, 2012, the Company’s internal control over financial reporting is effective. Also, management determined there were no material weaknesses in the Company’s internal control over financial reporting as at December 31, 2012.

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

Hydrogenics Corporation

Our management hereby confirms that our disclosure controls and procedures are effective at the reasonable assurance level.

REPORTS ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management’s Report on Internal Control Over Financial Reporting can be found on page F-3 in this form.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the year ended December 31, 2012, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Hydrogenics Corporation

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the total remuneration that was paid by us and our subsidiaries to our independent accountants, PriceWaterhouseCoopers LLP (“PwC”), in each of the year ended December 31, 2012 and 2011:

	CA $ (unaudited)
	2012	2011
Audit fees	$297,566	$317,023
Audit related fees	7,075	9,876
Tax fees	3,534	7,919
All other fees	35,700	-
Total	$343,875	$334,818

Audit Fees
In 2012 and 2011, PwC charged us audit fees totalling CA $297,566 and CA $317,023, respectively. In 2012 and 2011, these fees included professional services rendered for the review of interim financial statements, statutory audits of annual financial statements, consultations about financial and reporting standards and other regulatory audits and filings, including Sarbanes-Oxley compliance.

Audit Related Fees
In 2012 and 2011, PwC charged us audit related fees of CA $7,075 and CA $9,876, respectively.  In 2012 and 2011, these fees included professional services that reasonably relate to the above services and Canadian Public Accounting Board Fees.

Tax Fees
In 2012 and 2011, PwC charged us tax fees of CA $3,534 and CA $7,919 respectively.  In 2012 and 2011, these fees included professional services for tax compliance, tax advice, tax planning and advisory services relating to the preparation of corporate tax returns.

All Other Fees
In 2012 and 2011, PwC charged us other fees of CA $35,700 and CA $nil, respectively. In 2012, these fees related to assistance with the preparation of our base shelf prospectus filed in September 2012 and other regulatory matters.

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

Hydrogenics Corporation

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

Independent Director Requirements.  Nasdaq Rule 5605(b) requires a majority of independent directors on the Board of Directors and that the independent directors convene regularly scheduled meetings at least twice a year at which only independent directors are present.  The CBCA requires a “distributing corporation” to have at least two directors who are not officers or employees of the corporation or its affiliates.   There are seven members of our Board.  Five of the Company’s directors are “independent.”  The Board’s determination as to each director’s independence is made with reference to definitions under applicable securities laws and stock exchange regulations.  In order to facilitate open and candid discussions among independent directors, independent directors may meet at the end of each regularly scheduled Board meeting, in an in camera session without the non-independent members.  From time to time, the independent directors will have a special meeting with only independent directors.  In addition, we believe the fact that our Audit Committee and Human Resources and Corporate Governance Committee are both composed entirely of independent directors facilitates the Board’s exercise of independent judgment.  As described under “Item 6.  Directors, Senior Management and Employees – Board Practices – Human Resources and Corporate Governance Committee – Nomination of Directors and Compensation,” the Human Resources and Corporate Governance Committee has oversight over executive compensation and director nominations.

Hydrogenics Corporation

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report on Form 20-F.

2012 Consolidated Financial Statements	F-1

Hydrogenics Corporation

Management’s Responsibility for Financial Reporting

Management’s Discussion and Analysis of Financial Condition and Results of Operations and the consolidated financial statements have been prepared by management and approved by the Board of Directors of Hydrogenics Corporation (the “Corporation”). The consolidated financial statements were prepared in accordance with International Financial Reporting Standards and, where appropriate, reflect management’s best estimates and judgments. Where alternative accounting methods exist, management has chosen those methods considered most appropriate in the circumstances. Management is responsible for the accuracy, integrity and objectivity of the consolidated financial statements within reasonable limits of materiality, and for maintaining a system of internal controls over financial reporting as described in “Management’s Report on Internal Control Over Financial Reporting.” Management is also responsible for the preparation and presentation of other financial information included in the Annual Report and its consistency with the consolidated financial statements.

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

Daryl C. F. Wilson President and Chief Executive Officer	Robert Motz Chief Financial Officer

March 7, 2013
Mississauga, Ontario

2012 Consolidated Financial Statements	F-2

Hydrogenics Corporation

Management’s Report on Internal Control Over Financial Reporting

Management of the Corporation is responsible for establishing and maintaining adequate internal control over financial reporting.  Internal control over financial reporting is a process designed by, or under the supervision of, the President and Chief Executive Officer and the Chief Financial Officer and is effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with International Financial Reporting Standards.  It includes those policies and procedures that:

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

Management assessed the effectiveness of the Corporation’s internal control over financial reporting as at December 31, 2012, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that, as at December 31, 2012, the Corporation’s internal control over financial reporting was effective.

Daryl C. F. Wilson President and Chief Executive Officer	Robert Motz Chief Financial Officer

March 7, 2013
Mississauga, Ontario

2012 Consolidated Financial Statements	F-3

Hydrogenics Corporation

Independent Auditor’s Report
To the Shareholders of Hydrogenics Corporation

We have audited the accompanying consolidated financial statements of Hydrogenics Corporation and its subsidiaries, which comprise the consolidated balance sheets as at December 31, 2012 and December 31, 2011 and the consolidated statements of operations and comprehensive loss, consolidated statements of changes in equity, and consolidated statements of cash flows for each of the three years in the period ended December 31, 2012, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards also require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. We were not engaged to perform an audit of the company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

2012 Consolidated Financial Statements	F-4

Hydrogenics Corporation

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Hydrogenics Corporation and its subsidiaries as at December 31, 2012 and December 31, 2011 and their financial performance and their cash flows for each of the three years in the period ended December 31, 2012 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Chartered Accountants, Licensed Public Accountants
Toronto, Ontario
March 7, 2013

2012 Consolidated Financial Statements	F-5

Hydrogenics Corporation

Hydrogenics Corporation
Consolidated Balance Sheets
(in thousands of US dollars)

	December 31 2012	December 31 2011
Assets
Current assets
Cash and cash equivalents	$13,020	$7,785
Restricted cash (note 23)	3,039	1,861
Trade and other receivables (note 4)	5,615	4,151
Grants receivable	16	126
Inventories (note 5)	12,213	9,315
Prepaid expenses	915	626
	34,818	23,864
Non-current assets
Restricted cash (note 23)	743	314
Property, plant and equipment (note 6)	1,399	1,790
Intangible assets (note 7)	107	152
Goodwill (note 8)	5,021	4,941
	7,270	7,197
Total assets	$42,088	$31,061
Liabilities
Current liabilities
Trade and other payables (note 9)	$11,946	$9,986
Warranty provisions (note 10)	1,252	1,312
Deferred revenue	11,597	5,061
Warrants (note 12)	1,545	1,525
	26,340	17,884
Non-current liabilities
Other non-current liabilities (note 11)	2,384	1,979
Non-current warranty provisions (note 10)	556	342
Non-current deferred revenue	8,576	83
Total liabilities	37,856	20,288
Equity
Share capital (note 12)	323,513	318,016
Contributed surplus	17,995	17,480
Accumulated other comprehensive loss	(758)	(884)
Deficit	(336,518)	(323,839)
Total equity	4,232	10,773
Total equity and liabilities	$42,088	$31,061

Contingencies and guarantees (notes 21 and 23)

Douglas Alexander Chairman	Norman Seagram Director

The accompanying notes form an integral part of these consolidated financial statements.

2012 Consolidated Financial Statements	F-6

Hydrogenics Corporation

Hydrogenics Corporation
Consolidated Statements of Operations and Comprehensive Loss
Years ended December 31,
(in thousands of US dollars, except for share and per share amounts)

	2012	2011	2010
Revenue (note 26)	$31,806	$23,832	$20,930
Cost of sales (notes 14 and 15)	26,561	18,344	15,504
Gross profit	5,245	5,488	5,426

Operating expenses
Selling, general and administrative expenses (notes 13, 14 and 15)	12,751	11,740	11,227
Research and product development expenses (notes 14, 15 and 16)	4,606	2,934	3,445
Litigation settlements	-	-	(437)
Other (gains) losses	(5)	92	102
	17,352	14,766	14,337
Loss from operations	(12,107)	(9,278)	(8,911)

Finance income (expenses)
Interest income	26	41	37
Interest expense	(329)	(212)	(213)
Foreign currency gains	755	304	468
Foreign currency losses	(586)	(311)	(359)
Other finance (losses) gains, net (note 17)	(438)	(332)	2,433
Finance (loss) gain, net	(572)	(510)	2,366

Loss before income taxes	(12,679)	(9,788)	(6,545)
Income tax expense (note 18)	-	-	3
Net loss for the year	(12,679)	(9,788)	(6,548)

Exchange differences on translating foreign operations	126	(179)	(705)
Comprehensive loss for the year	$(12,553)	$(9,967)	$(7,253)

Net loss per share
Basic and diluted (note 19)	$(1.72)	$(1.58)	$(1.40)

Weighted average number of common shares outstanding (note 19)	7,371,908	6,180,048	4,689,504

The accompanying notes form an integral part of these consolidated financial statements.

2012 Consolidated Financial Statements	F-7

Hydrogenics Corporation

Hydrogenics Corporation
Consolidated Statements of Changes in Equity
(in thousands of US dollars, except for share and per share amounts)

	Common shares		Contributed		Accumulated other comprehensive	Total
	Number	Amount	surplus	Deficit	loss	equity
Balance at January 1, 2010	3,701,987	$307,038	$16,474	$(307,503)	$-	$16,009
Comprehensive (loss) for the year	-	-	-	(6,548)	(705)	(7,253)
Issuance of common shares (note 12)	1,786,660	6,423	-	-	-	6,423
Adjustment for partial shares on share consolidation	(17)	-	-	-	-	-
Issuance of common shares on exercise of stock options (note 13)	-	-	-	-	-	-
Stock-based compensation expense (note 13)	-	-	257	-	-	257
Balance at December 31, 2010	5,488,630	$313,461	$16,731	$(314,051)	$(705)	$15,436
Comprehensive (loss) for the year	-	-	-	(9,788)	(179)	(9,967)
Issuance of common shares (note 12)	1,115,245	4,542	-	-	-	4,542
Adjustment for partial shares on share consolidation	(2)	-	-	-	-	-
Issuance of common shares on exercise of stock options (note 13)	1,775	13	-	-	-	13
Stock-based compensation expense (note 13)	-	-	749	-	-	749
Balance at December 31, 2011	6,605,648	$318,016	$17,480	$(323,839)	$(884)	$10,773
Comprehensive (loss) gain for the year	-	-	-	(12,679)	126	(12,553)
Issuance of common shares (note 12)	1,164,751	5,456	-	-	-	5,456
Adjustment for partial shares on share consolidation	(2)	-	-	-	-	-
Issuance of common shares on exercise of stock options (note 13)	5,143	41	(15)	-	-	26
Stock-based compensation expense (note 13)	-	-	530	-	-	530
Balance at December 31, 2012	7,775,540	$323,513	$17,995	$(336,518)	$(758)	$4,232

The authorized share capital of the Corporation consists of an unlimited number of common shares, with no par value, and an unlimited number of preferred shares in series, with no par value.

The accompanying notes form an integral part of these consolidated financial statements.

2012 Consolidated Financial Statements	F-8

Hydrogenics Corporation

Hydrogenics Corporation
Consolidated Statements of Cash Flows
Years ended December 31,
(in thousands of US dollars)

	2012	2011	2010
Cash and cash equivalents provided by (used in):
Operating activities
Net loss for the year	$(12,679)	$(9,788)	$(6,548)
(Increase) decrease in restricted cash	(1,607)	(1,067)	735
Items not affecting cash:
Loss on disposal of assets	7	42	93
Amortization and depreciation	870	950	995
Other finance losses, net (note 17)	438	332	(2,433)
Unrealized foreign exchange (gains) losses	(257)	570	184
Non-cash selling, general and administrative expenses	-	-	763
Stock-based compensation (note 13)	530	749	257
Portion of borrowings recorded as a reduction from research and product development expenses (note 11)	(981)	(913)	-
Accreted non-cash interest (note 11)	288	180	214
Net change in non-cash working capital (note 25)	12,328	4,544	(3,264)
Cash used in operating activities	(1,063)	(4,401)	(9,004)

Investing activities
Proceeds from disposal of property, plant and equipment	26	10	112
Purchase of property, plant and equipment	(424)	(897)	(377)
Purchase of intangible assets	(2)	(22)	(3)
Cash used in investing activities	(400)	(909)	(268)

Financing activities
Repayment of post-retirement benefit liability (note 11)	(100)	(101)	(97)
Repayment of repayable government contributions (note 11)	(308)	(269)	-
Proceeds of borrowings, net of transaction costs (note 11)	1,621	1,390	-
Proceeds of operating borrowings	1,182	-	-
Repayment of operating borrowings	(1,182)	-	-
Common shares issued and warrants exercised, net of issuance costs (note 12)	5,178	4,555	8,366
Cash provided by financing activities	6,391	5,575	8,269

Effect of exchange rate fluctuations on cash and cash equivalents held	307	(361)	(275)

Increase (decrease) in cash and cash equivalents during the year	5,235	(96)	(1,278)
Cash and cash equivalents - Beginning of year	7,785	7,881	9,159
Cash and cash equivalents - End of year	$13,020	$7,785	$7,881

Supplemental disclosure
Income taxes paid	$-	$-	$-
Interest paid	3	6	-

The accompanying notes form an integral part of these consolidated financial statements.

2012 Consolidated Financial Statements	F-9

Hydrogenics Corporation
Hydrogenics Corporation
Notes to Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)

Note 1.  Description of Business

Hydrogenics Corporation and its subsidiaries (“Hydrogenics” or the “Corporation”) design, develop and manufacture hydrogen generation products based on water electrolysis technology, and fuel cell products based on proton exchange membrane (“PEM”) technology. The Corporation has manufacturing plants in Canada and Belgium, a satellite facility in Germany, and a branch office in Russia. Its products are sold throughout the world.

The Corporation is incorporated and domiciled in Canada. The address of the Corporation’s registered head office is 220 Admiral Boulevard, Mississauga, Ontario, Canada.  The Corporation is a public corporation and its shares trade under the symbol “HYG” on the Toronto Stock Exchange and under the symbol “HYGS” on the NASDAQ.

Note 2.  Basis of Preparation, Summary of Significant Accounting Policies, Judgments and Estimation Uncertainty

Basis of preparation

The Corporation prepared its consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The policies applied in these consolidated financial statements are based on IFRS policies effective as of December 31, 2012. The Board of Directors approved the consolidated financial statements on March 7, 2013.

Summary of significant accounting policies

Basis of measurement
The consolidated financial statements have been prepared under the historical cost convention, except for the revaluation of certain financial assets and financial liabilities to fair value.

Basis of consolidation
The consolidated financial statements of the Corporation include the accounts of Hydrogenics and the consolidated accounts of all of its wholly owned subsidiaries. All intercompany transactions, balances and unrealized gains or losses on transactions between group companies have been eliminated. Accounting policies of subsidiaries have been changed, where necessary, to ensure consistency with the policies adopted by the Corporation. Subsidiaries include all entities controlled by the Corporation. Control exists when the Corporation has the power to, directly or indirectly, govern the financial and operating policies. The existence and potential voting rights that are presently exercisable or convertible are considered when assessing whether the Corporation controls another entity. Subsidiaries are fully consolidated from the date on which control is obtained by the Corporation and are deconsolidated from the date on which control ceases.

Segment reporting
Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chief Executive Officer.

2012 Consolidated Financial Statements	F-10

Hydrogenics Corporation
Hydrogenics Corporation
Notes to Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)

Foreign currency translation
Items included in the financial statements of each consolidated entity in the Corporation’s consolidated financial statements are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The consolidated financial statements are presented in US dollars, which is the functional currency of Hydrogenics Corporation (“the parent company”).

The functional currency of the Corporation’s OnSite Generation segment is the euro, which is the currency of the primary economic environment in which the subsidiary operates. OnSite Generation primarily consists of the Corporation’s subsidiary located in Belgium. The financial statements of this subsidiary (“foreign operation”) are translated into US dollars as follows: assets and liabilities - at the closing rate at the dates of the balance sheets; and income and expenses - at the average rate during the year as this is considered a reasonable approximation to actual rates. All resulting changes are recognized in other comprehensive loss as cumulative translation adjustments.

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

Cash and cash equivalents and restricted cash
Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash. Cash and cash equivalents, including restricted cash held as partial security for standby letters of credit and letters of guarantee, include cash on hand, deposits held with banks and other short-term highly liquid investments with original maturities of three months or less.

Financial instruments
Financial assets and financial liabilities are recognized on the trade date – the date on which the Corporation becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Corporation has transferred substantially all risks and rewards of ownership. Financial liabilities are derecognized when they are extinguished, which occurs when the obligation specified in the contract is discharged, cancelled, or expired. Financial assets and financial liabilities are offset and the net amount reported in the consolidated balance sheets when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the financial asset and settle the financial liability simultaneously.

At initial recognition, the Corporation classifies its financial instruments in the following categories depending on the purpose for which the instruments were acquired, as follows:

(i)
Financial assets and financial liabilities at fair value through profit or loss. A financial asset or financial liability is classified in this category if acquired principally for the purpose of selling or repurchasing in the short term. Derivatives are also included in this category, unless designated as hedges. Financial instruments in this category are recognized initially and subsequently at fair value. Transaction costs are expensed in the consolidated statements of operations and comprehensive loss. Gains and losses arising from changes in fair value are presented in the consolidated statements of operations and comprehensive loss within other gains and losses in the period in which they arise. Financial assets and financial liabilities at fair value through profit or loss are classified as current, except for the portion expected to be realized or paid beyond 12 months of the consolidated balance sheet dates, which is classified as non-current. The Corporation’s sole financial liability at fair value through profit or loss is warrants.

2012 Consolidated Financial Statements	F-11

Hydrogenics Corporation
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

(iii)
Financial liabilities at amortized cost. Financial liabilities at amortized cost include trade and other payables, repayable government contributions and long-term debt (see Note 11). Trade and other payables and long-term debt are initially recognized at fair value. Subsequently, trade and other payables, repayable government contributions and long-term debt are measured at amortized cost using the effective interest method. At the end of each reporting period, interest accretion related to repayable government contributions is included in interest expense and changes in value attributable to changes in the timing and amount of estimated future cash flows are included in other finance gains losses, net.

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

Inventories
Raw materials, work-in-progress and finished goods are valued at the lower of cost, determined on a first-in first-out (“FIFO”) basis, and net realizable value. Cost is determined using the FIFO method.   Inventory costs include the cost of material, labour, variable overhead and an allocation of fixed manufacturing overhead including amortization based on normal production volumes.  Net realizable value is the estimated selling price less estimated costs of completion and applicable selling expenses. If carrying value exceeds the net realizable amount, a writedown is recognized. The writedown may be reversed in a subsequent period if the circumstances causing it no longer exist.

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

Depreciation is calculated on a diminishing balance method to depreciate the cost of the assets to their residual values over their estimated useful lives. The depreciation rates applicable to each category of property, plant and equipment are as follows:

Furniture and equipment	20% per annum
Computer hardware	30% per annum
Automobiles	30% per annum

Leasehold improvements are depreciated on a straight-line basis over the term of the lease.

2012 Consolidated Financial Statements	F-12

Hydrogenics Corporation
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

Identifiable intangible assets and research and product development costs
The Corporation’s intangible assets consist of computer software with finite useful lives. These assets are capitalized and amortized over their estimated useful lives using the diminishing balance method at 30% per annum. Costs associated with maintaining computer software programs are recognized as an expense as incurred. The method of amortization and useful lives of the assets are reviewed at least annually and adjusted if appropriate.

The Corporation incurs costs associated with the design and development of new products. Expenditures during the research phase are expensed as incurred. Expenditures during the development phase are capitalized if the Corporation can demonstrate each of the following criteria: (i) the technical feasibility of completing the intangible asset so that it will be available-for-use or sale; (ii) its intention to complete the intangible asset and use or sell it; (iii) its ability to use or sell the intangible asset; (iv) how the intangible asset will generate probable future economic benefits; (v) the availability of adequate technical, financial, and other resources to complete the development and to use or sell the intangible asset; and (vi) its ability to measure reliably the expenditure attributable to the intangible asset during its development; otherwise, they are expensed as incurred. To date, no product development costs have been capitalized.

Impairment of non-financial assets
Property, plant and equipment and intangible assets are tested for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Intangible assets with an indefinite useful life or intangible assets not yet available-for-use are subject to an annual impairment test. For the purpose of measuring recoverable values, assets are grouped at the lowest levels for which there are separately identifiable cash inflows (cash-generating units or “CGUs”). The recoverable value is the higher of an asset’s fair value less costs to sell and value in use (which is the present value of the expected future cash flows of the relevant asset or CGU). An impairment loss is recognized for the value by which the asset’s carrying value exceeds its recoverable value.

Goodwill is reviewed for impairment annually or at any time if an indicator of impairment exists. Refer below under Note 8 for a detailed discussion on how the goodwill testing is performed. Goodwill acquired through a business combination is allocated to each CGU or group of CGUs that is expected to benefit from the related business combination. A group of CGUs represents the lowest level within the entity at which goodwill is monitored for internal management purposes, which is not higher than an operating segment. The Corporation has two CGUs, which are OnSite Generation and Power Systems. OnSite Generation includes the design, development, manufacture and sale of hydrogen generation products. Power Systems includes the design, development, manufacture and sale of fuel cell products. The goodwill recorded in the Corporation’s consolidated financial statements relates entirely to the OnSite Generation CGU. Goodwill is not amortized.

The Corporation evaluates impairment losses, other than goodwill impairment, for potential reversals when events or circumstances warrant such consideration.

2012 Consolidated Financial Statements	F-13

Hydrogenics Corporation
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

The Corporation typically provides a warranty for parts and/or labour for up to two years or based on time or certain operating specifications, such as hours of operation. In establishing the warranty provision, the Corporation estimates the likelihood that products sold will experience warranty claims and the estimated cost to resolve claims received, taking into account the nature of the contract and past and projected experience with the products. Provisions are reviewed at each consolidated balance sheet date and adjusted to reflect the current best estimate. If it is no longer probable that a payment to settle the obligation will be incurred, the provision is reversed.

Warrants
The Corporation has warrants outstanding, which can be settled in cash at the option of the holder in the case of certain defined transactions (“Fundamental Transactions”), such as a change in control of the Corporation.  The cash settlement amount is determined based on the Black-Scholes value on the date of the Fundamental Transaction.  The Corporation has classified these warrants as a liability at issuance because of the cash settlement features associated with the warrants.  The fair value is determined using a binomial pricing model that relies on observable inputs, such as the market price of the Corporation’s underlying common shares, the term to maturity, risk-free interest rate and volatility as well as assumptions relating to the probability of a Fundamental Transaction arising and the probability of the exercise price being reduced. The change in fair value during the period is included within other finance losses, net.

Leases
Leases are classified as finance leases when the lease arrangement transfers substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases. The assets held under a finance lease are recognized as assets at the lower of the following two values: the present value of the minimum lease payments under the lease arrangement or their fair value determined at inception of the lease. The corresponding obligation to the lessor is accounted for as long-term debt. These assets are depreciated over the shorter of the useful life of the assets and the lease term when there is no reasonable certainty the lessee will obtain ownership by the end of the lease term. Payments made under operating leases (net of any incentives received from the lessor) are charged to the Consolidated Statement of Operations and Comprehensive Loss on a straight-line basis over the period of the lease.

Research and product development funding
Funding for research and product development includes government and non-government research and product development support. Government research and product development funding is recognized when there is reasonable assurance the Corporation has complied with the conditions attached to the funding arrangement and is recognized as the applicable costs are incurred.  Non-governmental funding is recognized when the Corporation becomes party to the contractual provisions of the funding agreement and is recognized as the applicable costs are incurred. Research and product development funding is presented as a reduction in research and product development expenses unless it is for reimbursement of an asset, in which case, it is accounted for as a reduction in the carrying amount of the applicable asset. Where the Corporation receives government contributions that include fixed terms of repayment, a financial liability is recognized and measured in accordance with the terms of International Accounting Standard (“IAS”) 39, Financial Instruments: Recognition and Measurement, as discussed above.

2012 Consolidated Financial Statements	F-14

Hydrogenics Corporation
Hydrogenics Corporation
Notes to Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)

Revenue recognition
Revenue is measured at the fair value of the consideration received or receivable for the gross inflow of economic benefits during the period, arising in the ordinary course of the Corporation’s activities.

Revenue is recognized when the Corporation has transferred the significant risks and rewards of ownership of the goods to the buyer, it is probable the economic benefits will flow to the Corporation, delivery has occurred, and the amount of revenue and costs incurred or to be incurred can be measured reliably. Site commissioning revenue is recognized when the installation has been completed. Revenue is measured based on the price specified in the sales contract, net of discounts and estimated returns. Historical experience is used to estimate and provide for discounts and returns. For sales of equipment, these criteria are generally met at the time the product is shipped and delivered to the customer and, depending on the delivery conditions, title and risk have passed to the customer and acceptance of the product, when contractually required, has been obtained, either via formal acceptance by the customer or lapse of rejection period. If all other revenue recognition criteria have been met but delivery has not occurred, the Corporation recognizes revenue, provided that the following criteria have been met: (i) the buyer must have assumed title to the goods and accepted billing; (ii) it must be probable delivery will take place; (iii) the goods must be on hand, identified and ready for delivery to the buyer at the time the sale is recognized; (iv) the buyer specifically acknowledges the deferred delivery instructions; and (v) the usual payment terms apply.

The Corporation also enters into transactions that represent multiple-element arrangements, which may include any combination of equipment and service. These multiple-element arrangements are assessed to determine whether they can be sold separately in order to determine whether they can be treated as more than one unit of accounting or element for the purpose of revenue recognition. When there are multiple elements or units of accounting in an arrangement, the arrangement consideration is allocated to the separate units of accounting or elements on a relative fair value basis. The revenue recognition policy described above is then applied to each unit of accounting.

Revenue from long-term contracts, such as customer specific product development contracts are recognized when the outcome of a transaction involving the rendering of services can be estimated reliably, determined under the percentage-of-completion method based on the stage of completion. Under this method, the revenue recognized equals the latest estimate of the total selling price of the contract multiplied by the actual completion rate, determined by reference to the costs incurred for the transaction and the costs to complete the transaction.  The outcome of a transaction can be estimated reliably when the amount of revenue can be measured reliably, it is probable that the economic benefits associated with the transaction will flow to the Corporation, the stage of completion at the end of the reporting period can be measured reliably, and the costs incurred for the transaction and the costs to complete the transaction can be measured reliably. Revenue on a given contract is recognized proportionately with its percentage of completion. The stage of completion is measured on the basis of direct expenses incurred as a percentage of the total direct expenses to be incurred.

If circumstances arise that may change the estimates of revenue, the remaining costs or extent of progress toward completion, estimates of revenue are revised.  These revisions may result in increases or decreases in estimated revenue or remaining costs to complete and are accounted for prospectively from the period in which the circumstances that give rise to the revision become known by management. If the outcome of a transaction cannot be estimated reliably, revenue is recognized only to the extent of the expenses recognized that are recoverable. When the outcome of a transaction cannot be estimated reliably and it is not probable the costs incurred will be recovered, revenue is not recognized and the costs incurred are recognized as an expense. Once the uncertainty surrounding the outcome no longer exists, revenue is recognized by reference to the state of completion of the transaction at the end of the reporting period.

Cash received in advance of revenue being recognized is classified as current deferred revenue, except for the portion expected to be settled beyond 12 months of the consolidated balance sheet dates, which is classified as non-current deferred revenue.

2012 Consolidated Financial Statements	F-15

Hydrogenics Corporation
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

(iv)
Performance share units (“PSU”). The cost of the Corporation’s PSUs is charged to selling, general and administrative expenses using the graded vesting method. The PSUs are to be settled in equity. The fair value of the vested share units are the fair value of the Corporation’s share price on the date of grant. The resulting compensation expense, based on the fair value of the awards granted, excluding the impact of any non-market service and performance vesting conditions, is charged to income over the period the employees unconditionally become entitled to the award, with a corresponding increase to contributed surplus. Non-market vesting conditions are considered in making assumptions about the number of awards that are expected to vest. At each reporting date the Corporation reassesses its estimates of the number of awards that are expected to vest and recognizes the impact of any revision in the consolidated interim statements of operations and comprehensive loss with a corresponding adjustment to contributed surplus.

2012 Consolidated Financial Statements	F-16

Hydrogenics Corporation
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

Significant accounting judgments and estimation uncertainties

Critical accounting estimates and judgments

The preparation of consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and notes to the consolidated financial statements. These estimates are based on management’s experience and other factors, including expectations about future events that are believed to be reasonable under the circumstances. Significant areas requiring the Corporation to make estimates include revenue and gross profit recognition, warranty provisions, warrants, repayable government contributions, and the long-term debt.

2012 Consolidated Financial Statements	F-17

Hydrogenics Corporation
Hydrogenics Corporation
Notes to Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)

These estimates and judgments are further discussed below:

(i)	Revenue recognition and contract accounting

The Corporation uses the percentage-of-completion method of accounting for its long-term contracts, such as customer specific product development contracts. Use of this percentage-of-completion method requires the Corporation to estimate the services performed to date as a proportion of the total services to be performed. This estimate impacts both the amount of revenue recognized by the Corporation as well as the amount of deferred revenue. The determination of estimated costs for completing a fixed-price contract is based on estimates that can be affected by a variety of factors such as potential variances in scheduling and cost of materials along with the availability and cost of qualified labour and subcontractors, productivity, as well as possible claims from subcontractors.

The determination of expected revenue represents the contractually agreed revenue, including change orders. A change order results from an official change to the scope of the work to be performed compared to the original contract that was signed.

The Corporation estimates costs separately for each customer specific product development contract. The determination of estimates is based on the Corporation’s business practices, considering budgets as well as its historical experience. Furthermore, management regularly reviews underlying estimates of product development contract profitability. The long-term nature of certain product development contract arrangements commonly results in significant estimates related to scheduling and estimated costs.

(ii)	Warranty provision

As noted above, the Corporation typically provides a warranty for parts and/or labour for up to two years or based on time of shipment or commissioning or based on certain operating specifications, such as hours of operation. Management considers historical field data, results of internal testing and, in certain circumstances, application, in determining the value of this provision.

(iii)	Warrants

As noted above, the Corporation has warrants outstanding that can be settled in cash at the option of the holder in the case of a Fundamental Transaction arising. The cash settlement amount is determined based on the Black-Scholes value on the date of the Fundamental Transaction. The key estimates used by management in arriving at the fair value of these warrants at the end of each period is determined using a binomial pricing model that relies on observable inputs, such as the market price of the Corporation’s underlying common shares, the term to maturity, risk-free interest rate and volatility as well as assumptions relating to the probability of a Fundamental Transaction arising and the probability of the exercise price being reduced. The fair value is determined on the assumption that both the probability of a Fundamental Transaction arising and the probability of the exercise price being reduced (in the event the Corporation completes a share offering, whereby the price per common share of such an offering is lower than the current exercise price) are remote.

2012 Consolidated Financial Statements	F-18

Hydrogenics Corporation
Hydrogenics Corporation
Notes to Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)

Key assumptions included the following:

	December 31, 2012		December 31, 2011
	Series A	Series B	Series A	Series B
Market price of common shares	$ 6.77	$ 6.77	$ 5.25	$ 5.25
Risk-free interest rate	1.14%	1.14%	1.18%	1.18%
Term to maturity	2 years	2.5 years	3 years	3.5 years
Volatility	62%	61%	72%	77%

(iv)	Repayable government contributions

The Corporation has received government contributions related to certain historical research and development projects.  Under the terms of one of these contracts, prior to its renegotiation in January 2011 (as discussed in note 11), the Corporation was obligated to pay royalties related to the sale of certain of its products. Prior to January 2011, the financial liability was measured as the net present value of future royalties owed, which was based on a percentage of revenue generated over a specific time period.

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

As described in note 11, the Corporation has entered into a loan agreement with the Province of Ontario Ministry of Economic Development and Trade, Strategic Jobs and Investment Fund for funding up to CA$6,000. The financial liability was measured as the net present value of future cash flows.

The key assumptions used in determining the fair value of the loan are as follows:

-
Certain criteria, such as the retention and creation of a specified number of jobs, will be met and hence, the loan will be interest-free for the first five years commencing on the first day of the month following the date of the first disbursement and bear interest at a rate of 3.67% after this five-year period. If the criteria are not met, the loan will bear interest at a rate of 5.67% per annum for the entire term of the loan.

-	The discount rate for loan drawdowns during the year ended December 31, 2012 was 15.5% (2011 – 15.5%)

Note 3. Accounting Standards Issued But Not Yet Applied

The IASB has issued the following standards, which have not yet been adopted by the Corporation. The Corporation does not believe the impact of the new and amended standards will be material on its consolidated financial statements. The Corporation does not expect to adopt this amended standard before its effective date of January 1, 2013.

2012 Consolidated Financial Statements	F-19

Hydrogenics Corporation
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

Requirements for financial liabilities were added to IFRS 9 in October 2010 and they largely carried forward existing requirements in IAS 39, Financial Instruments – Recognition and Measurement, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss are generally recorded in OCI. In January 2012, the effective date was revised to January 1, 2015 with earlier application permitted.

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

2012 Consolidated Financial Statements	F-20

Hydrogenics Corporation
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

IAS 32, Financial Instruments: Presentation, and IFRS 7, Financial Instruments: Disclosures have been amended to include additional presentation and disclosure requirements for financial assets and liabilities that can be offset in the statement of financial position. The effective date for the amendments to IAS 32 is annual periods beginning on or after January 1, 2014. The effective date for the amendments to IFRS 7 is annual periods beginning on or after January 1, 2013.

Note 4.  Trade and Other Receivables

	December 31 2012	December 31 2011
Trade accounts receivable	$4,994	$3,664
Less: Allowance for doubtful accounts (note 27)	(124)	(198)
Goods and services tax and other receivables	745	685
	$5,615	$4,151

Note 5. Inventories

	December 31 2012	December 31 2011
Raw materials	$5,782	$3,275
Work-in-progress	5,228	4,542
Finished goods	1,203	1,498
	$12,213	$9,315

During the year ended December 31, 2012, the Corporation recorded write-downs of $339 (2011 - $327; 2010 - $513) and reversed previously recorded write-downs totalling $138 (2011 - $390, 2010 - $656). Previously recorded net realizable value inventory write-downs were reversed as a result of the recovery for production of inventory parts in subassemblies, which were previously written off. During the year ended December 31, 2012, approximately $19,766 (2011 - $13,266; 2010 - $11,644) of inventories was expensed in cost of sales.

2012 Consolidated Financial Statements	F-21

Hydrogenics Corporation
Hydrogenics Corporation
Notes to Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)

Note 6. Property, Plant and Equipment

	December 31 2012	December 31 2011

Test Equipment
At cost	$4,494	$5,078
Accumulated depreciation	(4,479)	(5,060)
Net carrying amount	15	18

Furniture and Equipment
At cost	3,949	3,634
Accumulated depreciation	(3,003)	(2,544)
Net carrying amount	946	1,090

Computer Hardware
At cost	639	643
Accumulated depreciation	(513)	(500)
Net carrying amount	126	143

Leasehold Improvements
At cost	1,179	1,079
Accumulated depreciation	(874)	(540)
Net carrying amount	305	539

Automobiles
At cost	508	499
Accumulated depreciation	(501)	(499)
Net carrying amount	7	-

Total Property, Plant and Equipment	$1,399	$1,790

Reconciliations of the carrying amounts of each class of property, plant and equipment at the beginning and end of the current and previous years are set out below.

	Test Equipment		Furniture and Equipment		Computer Hardware		Leasehold Improvements		Automobiles
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011

Carrying amount, beginning of year	$18	$139	$1,090	$1,298	$143	$161	$539	$269	$-	$4
Additions	-	57	277	287	44	69	94	488	9	-
Disposals	-	(56)	(2)	(12)	(4)	(23)	-	-	-	-
Depreciation expense	(2)	(122)	(433)	(472)	(58)	(64)	(328)	(218)	(2)	(4)
Foreign currency exchange	(1)	-	14	(11)	1	-	-	-	-	-
Carrying amount, end of year	$15	$18	$946	$1,090	$126	$143	$305	$539	$7	$-

Property, plant and equipment under construction, at December 31, 2012, not yet subject to depreciation, amounted to $39 (2011 - $38).

2012 Consolidated Financial Statements	F-22

Hydrogenics Corporation
Hydrogenics Corporation
Notes to Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)

Depreciation of $752 (2011 - $771; 2010 - $690) is included in the consolidated statements of operations and comprehensive loss in selling, general and administrative expenses and $71 (2011 - $109; 2010 - $209) is included in cost of sales.

Note  7. Intangible Assets

	December 31 2012	December 31 2011
Computer Software
At cost	$1,755	$1,753
Accumulated amortization	(1,648)	(1,601)
Total Intangible Assets	$107	$152

Reconciliations of the carrying amount of intangible assets at the beginning and end of the current and previous years are set out below.

	Computer Software
	2012	2011

Carrying amount, beginning of year	$152	$200
Additions	2	22
Amortization expense	(47)	(70)
Foreign currency exchange	-	-
Carrying amount, end of year	$107	$152

Amortization of $47 (2011 - $70; 2010 - $96) is included in the consolidated statements of operations and comprehensive loss in selling, general and administrative expenses.

Note 8. Goodwill

Reconciliations of the carrying amounts of goodwill at the beginning and end of the current and previous years are set out below.

	December 31 2012	December 31 2011
Carrying amount, beginning of year	$4,941	$5,100
Foreign currency exchange	80	(159)
Carrying amount, end of year	$5,021	$4,941

Goodwill is tested at least annually for impairment. The goodwill recorded in the consolidated financial statements relates entirely to the OnSite Generation CGU. The recoverable amount of the OnSite Generation CGU was estimated based on an assessment of fair value less costs to sell. Fair value less costs to sell is determined using multiples of revenue determined by reference to specific risks in relation to the OnSite Generation CGU and revenue multiples based on past experience, forecasted results, and those noted for comparable companies. Furthermore, the Corporation reconciles the recoverable amount to its consolidated market capitalization and the fair value of its debt. An impairment charge is recognized to the extent that the carrying value exceeds the recoverable amount. No impairment charges have arisen as a result of the reviews performed as at December 31, 2012 and 2011. Reasonably possible changes in key assumptions would not cause the recoverable amount of goodwill to fall below the carrying value. The Corporation’s assumptions used in testing goodwill for impairment are affected by current market conditions, which may affect expected revenue.

2012 Consolidated Financial Statements	F-23

Hydrogenics Corporation
Hydrogenics Corporation
Notes to Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)

Note 9. Trade and Other Payables

Accounts payable and accrued liabilities are as follows:

	December 31 2012	December 31 2011
Trade accounts payable	$5,285	$4,181
Accrued payroll and related compensation	2,233	1,838
Supplier accruals	1,116	1,218
Liabilities for compensation plans indexed to our share price	1,700	1,148
Current portion repayable government contributions	453	416
Accrued professional fees	195	227
Current portion post-retirement benefit liability	100	100
Facility accruals	13	12
Other	851	846
	$11,946	$9,986

Note 10. Warranty provisions

Changes in the Corporation’s aggregate provisions for the years ended December 31, 2012 and 2011 are as follows:

Warranties (note 2)	2012	2011
At beginning of year	$1,654	$2,350
Additional provisions	1,405	1,040
Utilized during the year	(393)	(811)
Unused amounts reversed	(880)	(870)
Foreign exchange differences	22	(55)
At end of year	$1,808	$1,654

Current provision	1,252	$1,312
Long term provision	556	342
Total provision	$1,808	$1,654

Note 11. Other Non-current Liabilities

Other non-current liabilities are as follows:

	December 31 2012	December 31 2011
Long-term debt (i)	$1,288	$499
Non-current post-retirement benefit liability (ii)	418	757
Non-current repayable government contributions (iii)	678	723
	$2,384	$1,979

2012 Consolidated Financial Statements	F-24

Hydrogenics Corporation
Hydrogenics Corporation
Notes to Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)

(i)
Long-term debt
In 2011, the Corporation entered into a loan agreement with the Province of Ontario’s Ministry of Economic Development and Trade, Strategic Jobs and Investment Fund for funding up to CA$6,000. Each draw on the loan is calculated based on 50% of eligible costs to a maximum of CA$1,500 per disbursement. Eligible costs must be incurred between October 1, 2010 and September 30, 2015. Other than the first disbursement, which was available immediately based on eligible costs incurred, there are certain conditions to be met in order to qualify for subsequent loan disbursements.  These conditions differ for each disbursement and are dependent on the execution of certain commercial events. As of September 30, 2012 the full amount of CA$6,000 million may be drawn upon as the conditions have been met for all drawdowns of the loan.

During the year ended December 31, 2012, the Corporation drew down CA$1,627(December 31, 2011 - CA$1,500) on the loan. The difference between the fair value of the amount drawn, calculated as the present value of the cash outflows, and the proceeds received, totalling $981 has been recorded as research and product development funding during the year ended December 31, 2012. The carrying value of the long-term debt was $1,288 at December 31, 2012 (December 31, 2011 - $499). In addition to the funding received in the year ended December 31, 2012, the increase in the carrying value of this liability of $149 during the year ended December 31, 2012 (December 31, 2011 - $7) includes interest accretion of $128 (December 31, 2011 - $7), respectively, and foreign exchange losses of $21 (December 31, 2011 - $nil), respectively.

(ii)	Post-retirement benefit liability
The liability, which is unfunded and payable in Canadian dollars, is a defined benefit plan to be paid to a beneficiary. The key assumptions used in this valuation are the expected life of the beneficiary and the discount rate, which is based on high quality corporate bonds, of 2.25%.

The change in the fair value of this liability of ($239) (2011 - ($405); 2010 - $78) during the year ended December 31, 2012 has been recorded in selling, general and administrative expenses.  The present value of the unfunded obligation recognized in the consolidated balance sheets at December 31, 2012 is $518 (2011 - $857).

(iii)	Repayable government contributions
The Corporation has received government contributions related to certain historical research and development projects. In 1998, Stuart Energy Systems Corporation (“Stuart Energy”) entered into an agreement (the “TPC Agreement”) with Technologies Partnerships Canada (“TPC”), a program of Industry Canada to develop and demonstrate hydrogen fleet fuel appliances.

In January 2011, with respect to the TPC Agreement, the Corporation entered into an amended agreement (the “Amendment”) with Industry Canada. Under the terms of the Amendment, a total of CA$1,500 will be paid to Industry Canada in quarterly instalments which commenced in January 2011 and will continue until September 2017. An additional payment of 3% of the net proceeds of all equity instrument financing transactions completed by the Corporation on or before  September 30, 2017 or the sum of CA$800, whichever will be the lesser amount, will be paid to Industry Canada (“the Contingent Amount”).

The Amendment was not determined to be a significant modification of the TPC Agreement for accounting purposes. Accordingly, at the date of the Amendment, the carrying value of the liability was adjusted to $1,158, determined by taking the net present value of the CA$1,500 due in accordance with the Amendment plus $285, which represented the Corporation’s best estimate of the Contingent Amount, using the effective interest rate inherent in the original TPC Agreement of 14%. The values of the liability at December 31, 2012 and December 31, 2011 were $1,130 and $1,139, of which the current portions of $453 and $416 were included in trade and other payables, respectively.

2012 Consolidated Financial Statements	F-25

Hydrogenics Corporation
Hydrogenics Corporation
Notes to Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)

The change in the fair value of this liability of $113 (2011 - $59; 2010 – ($744)) and interest accretion of $161 (2011 - $173; 2010 - $211) during the year ended December 31, 2012 have been recorded in other finance gains and losses, net and interest expense, respectively.

Note 12. Share Capital

Agreement with Enbridge Inc.

On April 20, 2012, the Corporation entered into the Subscription Agreement and a joint development agreement with Enbridge, a North American leader in delivering energy. Under the terms of the joint development agreement, the Corporation and Enbridge will jointly develop utility scale energy storage. Under the terms of the Subscription Agreement, Enbridge purchased from Hydrogenics 1,082,251 common shares at CA$4.62 per share for an aggregate purchase price of CA$5,000.  Pursuant to the terms of the Subscription Agreement, the Corporation will use a portion of the proceeds to develop utility scale energy storage. The Corporation incurred issuance costs of $190 in connection with common shares issued under the Subscription Agreement.

The Subscription Agreement provides, among other things, that Enbridge will have certain participation rights and, subject to certain ownership requirements, will have the right to appoint one non-voting observer to the Board of Directors of Hydrogenics.

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

The agreement provides, among other things, that CommScope has certain participation rights in future financings, which expire one year from the date of closing the fourth tranche.  These participation rights expired on June 30, 2012.  In addition, subject to the maintenance of certain ownership requirements, CommScope has the right to have one non-voting observer on the Board of Directors of the Corporation. The Corporation and CommScope have also entered into an intellectual property licence agreement on the closing of the first tranche, wherein the Corporation granted to CommScope a licence to certain intellectual property resulting from the transaction, which is only exercisable by CommScope on the occurrence of specified events (such as the Corporation becoming insolvent or exiting the fuel cell business).

2012 Consolidated Financial Statements	F-26

Hydrogenics Corporation
Hydrogenics Corporation
Notes to Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)

Registered direct offering

On January 14, 2010, as part of a registered direct offering, the Corporation issued 239,356 warrants (the “Series A warrants”), which are exercisable at any time until January 14, 2015, at an exercise price of $13.00 per common share. On the same day, the Corporation also issued 260,646 warrants (the “Series B warrants”) exercisable for a period of five years beginning on July 15, 2010 at an exercise price of $13.00 per common share. The terms of the warrants stipulated that the exercise price of the Series A and B warrants is to be reduced if the Corporation completes a share offering, whereby the price per common share of such an offering is lower than $13.00 per common share.  As a result of the above noted investment by CommScope on August 9, 2010, the exercise price of the Series A and B warrants was reduced to $3.68 per common share.

The warrants can be settled in cash at the option of the holder in the case of certain Fundamental Transactions, such as a change in control of the Corporation.  The cash settlement amount is determined based on the Black-Scholes value on the date of the Fundamental Transaction. The Corporation has included the warrants within liabilities at the date of issuance because of the cash settlement features associated with the warrants.  The Corporation has measured these warrants at fair value at the time of issuance as $2,941, at December 31, 2011 as $1,525 and at December 31, 2012 as $1,545. The change in fair value of outstanding warrants during the year of $268 (2011 - $273; 2010 – ($1,689)) is included within other finance (losses) gains, net. The fair value of exercised warrants during the year of $57 (2011 - nil) is included within other finance (losses) gains, net.

During the year ended December 31, 2012, 82,500 Series A warrants and nil Series B warrants (December 30, 2011 - 15,000 Series A warrants and nil Series B warrants) were exercised at the reduced exercise price of $3.68 per common share for gross proceeds of $304 (December 31, 2011 - $55).

Note 13. Stock-based Compensation

Stock option plan

Under the Hydrogenics Omnibus Incentive Plan adopted in 2012, the Corporation may issue stock options to employees, directors and consultants as part of a long-term incentive plan. Stock options were previously granted under the Corporation’s Stock Option Plan.

At December 31, 2012, the number of common shares that may be issued under the Corporation’s previous Stock Option Plan and the Omnibus Incentive Plan was 329,172 and 660,564, respectively (previous Stock Option Plan 2011 - 535,142, Omnibus Incentive Plan 2011 - nil). Of the 989,736 available common shares, RSUs and PSUs, 526,519 have been granted as stock options, nil have been granted as RSUs and 148,320 have been granted as PSUs that were outstanding at December 31, 2012. The Corporation has availability of 314,897 common shares, RSUs and PSUs under the Omnibus Incentive Plan at December 31, 2012. All options are for a term of ten years from the date of grant and vest over four years, unless otherwise determined by the Board of Directors.

2012 Consolidated Financial Statements	F-27

Hydrogenics Corporation
Hydrogenics Corporation
Notes to Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)

A summary of the Corporation’s employee stock option plan activity is as follows:

	2012		2011		2010
	Number of shares	Weighted average exercise price (CA$)	Number of shares	Weighted average exercise price (CA$)	Number of shares	Weighted average exercise price (CA$)
Outstanding, beginning of year	350,936	16.69	286,545	51.55	243,503	65.00
Granted	221,986	6.31	304,935	5.79	73,332	4.91
Exercised	(5,143)	4.98	(1,775)	4.91	-	-
Surrendered	-	-	(159,276)	25.45	-	-
Forfeited	(31,545)	7.84	(53,536)	13.43	(28,242)	46.82
Expired	(9,715)	192.67	(25,957)	227.99	(2,048)	90.50
Outstanding, end of year	526,519	9.71	350,936	16.69	286,545	51.55
Options exercisable, end of year	162,922	17.78	59,655	69.30	165,600	82.57

The following table summarizes information about the Corporation’s stock options outstanding as at December 31, 2012:

Exercise price CA$	Number outstanding at December 31 2012	Weighted average remaining contractual life	Weighted average exercise price (CA$)	Number exercisable at December 31 2012	Weighted average exercise price (CA$)
4.91 - 4.92	46,825	7.26	4.91	28,000	4.91
4.93 - 5.03	126,905	8.44	5.03	47,589	5.03
5.04 - 6.96	317,347	9.00	6.56	52,500	6.96
6.97 - 21.89	17,964	5.77	13.81	17,355	13.83
21.90 - 164.50	17,478	2.22	109.54	17,478	109.54
	526,519	8.38	9.71	162,922	17.78

During the year ended December 31, 2012, 221,986 (2011 - 304,935) stock options with a weighted average aggregate fair value of $836 ($3.77 per option) at the date of grant (December 31, 2011 - $872 ($2.86 per option)) were issued to employees. The fair value of the stock options granted to employees during 2012 and 2011 was determined using the Black-Scholes option pricing model, with the following weighted average assumptions:

	December 31 2012	December 31 2011	December 31 2010
Risk-free interest rate (%)	1.32%	2.16%	2.58%
Expected volatility (%)	74%	77%	83%
Expected life (in years)	5	4	4
Expected dividends	$ nil	$ nil	$ nil

Expected volatility for the options granted in the year ended December 31, 2012 was determined using the stock historical volatility for the five years prior to the date of grant, as this is the expected life of the stock option.

2012 Consolidated Financial Statements	F-28

Hydrogenics Corporation
Hydrogenics Corporation
Notes to Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)

Stock-based compensation expense of $447 for the year ended December 31, 2012, is included in selling, general and administrative expenses (2011 - $749; 2010 - $257).  For the year ended December 31, 2011, this includes $339 recognized as stock-based compensation option expense in respect of the executive stock options surrendered as discussed below and $410 in respect of amortization of outstanding stock options and ($5) in respect of issuance of common shares on exercise of stock options.

Also included in selling, general and administrative expenses for the year ended December 31, 2012 is $851 of compensation expense and fair value adjustment related to outstanding DSUs, RSUs and PSUs, discussed below. The portion relating to compensation expense for the year ended December 31, 2012 totalled $422 (2011 - $401; 2010 - $526), and the portion related to fair value adjustments totalled $429 (2011 - $275; 2010 - ($512)).

On January 18, 2011, as a result of the desire to make a greater number of stock options available for non-executive officers, and in regard to the current level of stock options available for granting, the Corporation’s named executive officers voluntarily surrendered all 159,276 stock options held by them. The unvested portion of stock options surrendered of $339 was recognized as stock-based compensation option expense when the stock options were surrendered.

Deferred Share Unit Plan

The Corporation has a deferred share unit plan (“DSU Plan”) for directors. Pursuant to the DSU Plan, non-employee directors are entitled to receive all or any portion of their annual cash retainer and meeting fees in the form of DSUs instead of cash. In addition, the Board of Directors may, at its discretion, make annual awards to non-employees of DSUs as or in lieu of non-cash compensation. A DSU is a unit, equivalent in value to a common share of the Corporation, credited by means of a bookkeeping entry in the books of the Corporation, to an account in the name of the non-employee director. Each DSU entitles the participant to receive a cash payment or common shares, at the option of the holder, upon termination of directorship in an amount calculated with reference to the trading price of a Hydrogenics common share on the TSX on the date of termination.  Compensation cost for DSUs granted under the DSU Plan is recorded as an expense with a corresponding increase in accrued liabilities and is measured at fair value.  Changes in fair value between the grant date and the measurement date result in a change in the measure of compensation cost.

During the year ended December 31, 2012, 15,176 (2011 - 20,991) DSUs were issued with immediate vesting on the date of issuance. In 2012, nil DSUs were exercised (2011 - nil). At December 31, 2012, 124,085 (2011 - 108,909) DSUs were outstanding under the DSU Plan.  The Corporation recognized a compensation expense of $294 for the year ended December 31, 2012 (2011 - $289; 2010 – ($7)) related to the DSUs.  The portion relating to compensation expense for the year ended December 31, 2012 totalled $87 (2011 - $170; 2010 - $195), and the portion related to fair value adjustments totalled $207 (2011 - $119; 2010 - $202). The liability amount of $842 (2011 – $617) is included in trade and other payables.

Restricted Share Unit Plan

In 2008, the Board of Directors authorized a restricted share unit (“RSU Plan”) for senior executives. In 2012, the Omnibus Incentive Plan was adopted, under which, senior executives may be granted a portion of their long-term incentive plan in the form of RSUs instead of stock options. An RSU is a unit, equivalent in value to a common share of the Corporation, credited by means of a bookkeeping entry in the books of the Corporation, to an account in the name of the senior executive. Each RSU entitles the participant to receive a cash payment no later than December 31 of the third calendar year following the year in respect of which the RSUs were granted.  Compensation cost for RSUs granted under the Omnibus Plan is recorded as an expense with a corresponding increase in accrued liabilities and is measured at fair value.  Changes in fair value between the grant date and the measurement date result in a change in the measure of compensation cost.

During the year ended December 31, 2012, nil (2011 - 84,302) RSUs were awarded with vesting over a three-year period. During 2012, 22,024 (2011 - 81,293) RSUs were cancelled and 21,512 (2011 - 37,132) RSU’s were settled. At December 31, 2012, 189,694 (2011 - 233,230) RSUs were outstanding under the RSU Plan.  As a result, the Corporation recognized a compensation expense of $474 for the year ended December 31, 2012 (2011 - $387; 2010 - $21). The liability amount of $859 (2011 - $537) is included in trade and other payables.

2012 Consolidated Financial Statements	F-29

Hydrogenics Corporation
Hydrogenics Corporation
Notes to Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)

Performance Share Unit Plan

Under the Hydrogenics Omnibus Incentive Plan adopted in 2012, the Corporation may issue performance based share units to employees, directors and consultants. Pursuant to the Hydrogenics Omnibus Incentive Plan, participants may be granted a portion of their long-term incentive plan in the form of PSUs instead of RSUs and stock options. A PSU is a unit, equivalent in value to a common share of the Corporation, credited by means of a bookkeeping entry in the books of the Corporation, to an account in the name of the participant. Each PSU entitles the participant to receive a cash payment or common shares, at the option of the Corporation, to an account in the name of the senior executive. The fair value of the PSUs are recognized as a compensation expense and is pro-rated over the expected vesting period with the offsetting increase to contributed surplus. Fair value is calculated as the market value of the common share at the date of grant. Each PSU is subject to vesting performance conditions. The Corporation has estimated the length of the expected vesting period at grant date, based on the most likely outcome of the performance conditions. The Corporation will revise its estimate of the length of the vesting period, if necessary, if subsequent information indicates that the length of the vesting period differs from previous estimates and any change to compensation cost will be recognized in the period in which the revised estimate is made. Forfeitures are estimated at the grant date and are revised to reflect a change in expected or actual forfeitures. The expiry date of PSUs granted is five years from the date of award.

During the year ended December 31, 2012 17,842 PSUs were forfeited. The forfeiture assumption was adjusted for the change in the expected forfeiture rate as a result of experience.

At December 31, 2012, 148,320 (December 31, 2011 - nil) PSUs were outstanding under the Hydrogenics Omnibus Incentive Plan. The Corporation recognized a compensation expense of $83 for the year ended December 31, 2012 (2011 – nil; 2010 - nil) respectively, with the offsetting increase to contributed surplus.

Note 14. Expenses By Nature

	2012	2011	2010
Raw materials and consumables used	$23,117	$14,338	$13,950
Employee benefits (note 15)	15,170	13,841	10,821
Facilities	1,348	1,604	1,744
Shareholder communications and other corporate communications	889	564	851
Depreciation and amortization	870	950	995
Professional services	759	711	665
Insurance	527	573	699
Litigation settlement	-	-	(437)
Other	1,233	529	553
	$43,913	$33,110	$29,841

2012 Consolidated Financial Statements	F-30

Hydrogenics Corporation
Hydrogenics Corporation
Notes to Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)

Note 15. Employee Benefits Expense

Expenditures for employee benefits are as follows:

	2012	2011	2010
Salaries and wages	$12,811	$11,311	$9,525
Stock-based compensation	530	749	257
Medical, dental and insurance	506	565	305
Pension costs	122	105	142
Other	1,201	1,111	592
	$15,170	$13,841	$10,821

Note 16. Research and Product Development Expenses

Research and product development expenses are recorded net of non-repayable third party program funding received or receivable. For the years ended December 31, 2012, 2011, and 2010, research and product development expenses and non-repayable program funding, which have been received or are to be received, are as follows:

	2012	2011	2010
Research and product development expenses	$6,073	$4,675	$4,309
Government research and product development funding	(1,467)	(1,741)	(864)
	$4,606	$2,934	$3,445

Note 17. Other finance gains and losses, net

Components of other finance gains and losses, net are as follows:

	2012	2011	2010
Loss from change in fair value of exercised warrants (note 12)	$(57)	$-	$-
(Loss) gain from change in fair value of outstanding warrants (note 12)	(268)	(273)	1,689
(Loss) gain from change in net present value of repayable government contribution (note 11)	(113)	(59)	744
	$(438)	$(332)	$2,433

Note 18.  Income Taxes

The components of income tax expense for each of the years is as follows:

	2012	2011	2010
Current income taxes	$-	$-	$3
Income tax expense	$-	$-	$3

2012 Consolidated Financial Statements	F-31

Hydrogenics Corporation
Hydrogenics Corporation
Notes to Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)

The estimated income tax rate for the Corporation is based on substantively enacted corporate tax rates, expected timing of reversals, and expected taxable income allocation to various tax jurisdictions.

The Corporation’s computation of income tax expense is as follows:

	2012	2011	2010
Loss before income taxes	$(12,679)	$(9,788)	$(6,545)
Statutory income tax rate	25.00%	28.25%	30.99%
Income tax recovery at statutory rate	(3,170)	(2,765)	(2,028)
Non-deductible expenses	-	214	92
Non-taxable revenue	291	-	-
Other permanent differences	(539)	(41)	(43)
Effect of income tax and rate changes on deferred income taxes	227	405	294
Effect of foreign currency rate changes on deferred income taxes	134	155	484
Income taxes at different rates in foreign and other provincial jurisdictions	(326)	-	-
Other	(187)	-	-
Tax losses for which no deferred income tax asset was recognized	3,570	2,032	1,204
Income tax expense	$-	$-	$3

At December 31, 2012, the Corporation has available income tax loss carry-forwards of $63,711 that may be used to reduce taxable income in future years, in certain jurisdictions, expiring as follows:

2029	$541
2030	6,148
2031	6,109
2032	7,546
No expiry	43,367
$63,711

Components of the Corporation’s deductible temporary differences and unused tax losses are:

	2012	2011
Non-capital losses	$21,086	$18,064
Investment tax credits	1,290	-
Property, plant and equipment and intellectual property	609	526
Provisions	70	135
Other liabilities	549	1,315
	$23,604	$20,040

No deferred income tax asset has been recognized in respect of the $23,604 of losses and other temporary differences, as the Corporation is reflecting uncertainties associated with the realization of all deferred income tax assets.

Note 19.  Net Loss Per Share

For the year ended December 31, 2012, the weighted average number of common shares outstanding was 7,371,908 (2011 - 6,180,048; 2010 – 4,689,504). No effect has been given to the potential exercise of stock options and warrants in the calculation of diluted net loss per share, as the effect would be anti-dilutive.

2012 Consolidated Financial Statements	F-32

Hydrogenics Corporation
Hydrogenics Corporation
Notes to Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)

Note 20.  Commitments

The Corporation incurred rental expenses of $906 under operating leases in 2012 (2011 - $866). The Corporation has future minimum lease payments under operating leases relating to premises, office equipment, and vehicles as follows:

2013	$887
2014	570
2015	550
2016	441
2017	331
Thereafter	-
$2,779

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

Note 21. Contingencies

The Corporation has entered into indemnification agreements with its current and former directors and officers to indemnify them, to the extent permitted by law, against any and all charges, costs, expenses, amounts paid in settlement, and damages incurred by the directors and officers as a result of any lawsuit or any other judicial, administrative or investigative proceeding in which the directors and officers are sued as a result of their service.

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

Note 22. - Lines of Credit and Other Loan Facilities

Operating lines of credit

At December 31, 2012, the Corporation had entered into operating lines of credit for up to 7,900 Euro, or the US equivalent of $10,416 (2011 - $7,135).

Pursuant to the terms of the credit facility, Hydrogenics Europe NV (the “Borrower”), a wholly owned Belgian based subsidiary, may utilize the facility for the issuance of standby letters of credit and letters of guarantee up to 7,900 Euro. The Borrower may also borrow a maximum of 75% of the value of awarded sales contracts, approved by the Belgian financial institution, to a maximum of 750 Euro, provided that sufficient room exists under the overall facility limit of 7,900 Euro. The Borrower may also borrow up to 1,250 Euro for general business purposes, provided sufficient limit exists as the overall facility remains at 7,900 Euro at December, 2012. At December 31, 2012, the amount of the available lines of credit was reduced by 6,233 Euro, the amount of the outstanding standby letters of credit and letters of guarantee, issued under the facility by the Belgian financial institution. At December 31, 2012, the Corporation had availability of 1,667 Euro or the US equivalent of $2,197 (December 31, 2011 - $2,113).

2012 Consolidated Financial Statements	F-33

Hydrogenics Corporation
Hydrogenics Corporation
Notes to Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)

The credit facility bears interest at a rate of EURIBOR plus 1.45% per annum and is secured by a 1,000 Euro secured first charge covering all assets of the Borrower. The credit facility contains a negative pledge precluding the Borrower from providing security over its assets. Additionally, the Borrower is required to maintain a solvency covenant, defined as equity plus current account divided by total liabilities of not less than 25%, and ensure that its intercompany accounts with Hydrogenics Corporation (“the parent Corporation”) do not fall below a defined level. At December 31, 2012, the Borrower was in compliance with these covenants.

Within the Power Systems business segment, the Corporations have an additional $873 (December 31, 2011 - $667) of available operating lines of credit, for which $873 is outstanding, representing standby letters of credit and letters of guarantee issued by the financial institution. At December 31, 2012, the Corporation had availability of $nil (December 31, 2011 - $153).

Other loan facilities

On September 28, 2011, the Canadian operating entity (“Hydrogenics Corporation”) entered into a loan agreement with the Province of Ontario’s Ministry of Economic Development, Strategic Jobs and Investment Fund for funding up to CA$6,000. Refer to Note 11 for further details.

The maturity date of the loan is ten years from the date of the first disbursement. The loan will be interest free for the first five years, commencing on the first day of the month following the date of the first disbursement, if certain criteria are met, such as the retention and creation of a specified number of jobs. After this five-year period, the loan will bear interest at a rate of 3.67%, if all criteria have been met, and will require repayment at a rate of 20% per year of the outstanding balance for the next five years. If the criteria are not met, the loan will bear interest at a rate of 5.67% per annum for the entire term of the loan.

The Corporation drew CA$1,627 on the loan during the year ended December 31, 2012, respectively. During 2011, the Corporation drew CA$1,500. The remaining CA$2,873 remains undrawn at December 31, 2012. The loan is collateralized by a general security agreement covering assets of Hydrogenics Corporation. Additionally, the Corporation is required to maintain a minimum balance of cash and cash equivalents.  At December 31, 2012, the Corporation was in compliance with these covenants.

Note 23.  Guarantees

At December 31, 2012, the Corporation had outstanding standby letters of credit and letters of guarantee issued by several financial institutions that totalled $9,092 (2011 - $5,221), with expiry dates extending to April 2015. The Corporation has restricted cash totalling $3,782 as partial security for these standby letters of credit and letters of guarantee. These instruments relate primarily to obligations in connection with the terms and conditions of the Corporation’s sales contracts. The standby letters of credit and letters of guarantee may be drawn on by the customer if the Corporation fails to perform its obligations under the sales contracts and the Corporation would be liable to the financial institution for the amount of the standby letter of credit or letter of guarantee in the event the instruments are drawn on.

2012 Consolidated Financial Statements	F-34

Hydrogenics Corporation
Hydrogenics Corporation
Notes to Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)

Note 24. Related Party Transactions

In the normal course of operations, the Corporation subcontracts certain manufacturing functions to a corporation owned by a relative of one of the shareholders of the Corporation. Billings by this related corporation for material totalled $266 in the year ended December 31, 2012 (2011 - $125; 2010 - $172). At December 31, 2012, the Corporation has an accounts payable balance due to this related party of $114 (2011 - $15; 2010 - $4).

As a result of CommScope’s investments in the Corporation, CommScope became a related party following the closing of the second tranche of the investment. Revenue from this related party for product were $611 in the year ended December 31, 2012 (2011 - $187; 2010 - $55).  At December 31, 2012, the Corporation has an accounts receivable balance due from this related party of $6 (2011 - $nil; 2010 - $nil). Billings by this related party for product totalled $8 in the year ended December 31, 2012 (2011 $nil; 2010 - $nil).  At December 31, 2012, the Corporation has an accounts payable balance to this related party of $nil (2011 - $nil; 2010 - $nil).

All related party transactions involve the parent company. There are no related party transactions to disclose for the subsidiaries.

Key management compensation

Key management includes the Corporation’s directors and key executive members.

	2012	2011	2010
Salaries and short-term employee benefits	$1,942	$1,414	$1,738
Stock-based compensation, based on fair value of grants during the year:
Stock options – vesting term of four years	837	-	198
Performance share units – vesting when performance conditions met	1,061	-	-
Restricted share units – vesting term of three years	-	917	363
Deferred share units – vesting occurs at termination of directorship	85	195	126
	$3,925	$2,526	$2,425

Note 25.  Consolidated Statements of Cash Flows

Components of the net change in non-cash working capital are as follows:

	2012	2011	2010
(Increase) decrease in current assets
Trade and other receivables	$(1,478)	$1,465	$(1,960)
Grants receivable	108	255	(193)
Inventories	(2,898)	(939)	3,370
Prepaid expenses and other current assets	(289)	132	462
Increase in current liabilities
Trade and other payables	1,856	2,238	(4,148)
Deferred revenue	15,029	1,393	(795)
	$12,328	$4,544	$(3,264)

Note 26.  Segmented Financial Information

The Corporation’s two reportable segments include OnSite Generation and Power Systems. Segmentation is based on the internal reporting and organizational structure, taking into account the different risk and income structures of the key products and production processes of the Corporation. Where applicable, corporate and other activities are reported separately as Corporate and Other. OnSite Generation includes the design, development, manufacture and sale of hydrogen generation products. Power Systems includes the design, development, manufacture and sale of fuel cell products.  Financial information by reportable segment for the years ended December 31, 2012, 2011, and 2010 is as follows:

2012 Consolidated Financial Statements	F-35

Hydrogenics Corporation
Hydrogenics Corporation
Notes to Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)

	Year ended December 31, 2012
	OnSite Generation	Power Systems	Corporate and Other	Total
Consolidated Statement of Operations and Comprehensive Loss:
Revenue from external customers	$27,477	$4,329	$-	$31,806
Intersegment revenue	441	68	-	509
Gross profit	3,808	1,437	-	5,245
Selling, general and administrative expenses	3,320	3,782	5,649	12,751
Research and product development expenses	765	3,821	20	4,606
Other finance losses, net	-	-	(438)	(438)
Interest income	-	-	26	26
Interest expense	-	-	(329)	(329)
Segment loss (i)	(277)	(6,166)	(6,236)	(12,679)

Consolidated Balance Sheet:
Total segment assets	26,356	6,138	9,594	42,088
Total segment current liabilities	14,438	11,819	-	26,257
Total segment non-current liabilities	1,694	9,905	-	11,599

Other items (included in selling, general and administrative expenses and cost of sales):
Depreciation of property, plant and equipment	421	402	-	823
Amortization of intangible assets	6	-	41	47

	Year ended December 31, 2011
	OnSite Generation	Power Systems	Corporate and Other	Total
Consolidated Statement of Operations and Comprehensive Loss:
Revenue from external customers	$19,685	$4,147	$-	$23,832
Intersegment revenue	-	315	-	315
Gross profit	4,187	1,301	-	5,488
Selling, general and administrative expenses	3,455	2,992	5,293	11,740
Research and product development expenses	682	2,157	95	2,934
Other finance losses, net	-	-	(332)	(332)
Interest income	-	-	41	41
Interest expense	-	-	(212)	(212)
Segment income (loss) (i)	51	(3,848)	(5,991)	(9,788)

Consolidated Balance Sheet:
Total segment assets	21,063	4,049	5,949	31,061
Total segment current liabilities	10,520	7,364	-	17,884
Total segment non-current liabilities	1,905	499	-	2,404

Other items (included in selling, general and administrative expenses and cost of sales):
Depreciation of property, plant and equipment	448	432	-	880
Amortization of intangible assets	10	-	60	70

2012 Consolidated Financial Statements	F-36

Hydrogenics Corporation
Hydrogenics Corporation
Notes to Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)

	Year ended December 31, 2010
	OnSite Generation	Power Systems	Corporate and Other	Total
Consolidated Statement of Operations and Comprehensive Loss:
Revenue from external customers	$15,921	$5,009	$-	$20,930
Intersegment revenue	-	-	-	-
Gross profit	3,350	2,076	-	5,426
Selling, general and administrative expenses	2,376	3,478	5,373	11,227
Research and product development expenses	842	2,519	84	3,445
Other finance gains, net	-	-	2,433	2,433
Interest income	-	-	37	37
Interest expense	-	-	(213)	(213)
Segment income (loss) (i)	131	(3,921)	(2,755)	(6,545)

Consolidated Balance Sheet:
Total assets	19,275	5,906	6,292	31,473
Total current liabilities	7,203	6,734	-	13,937
Total non-current liabilities	-	1,162	938	2,100

Other items (included in selling, general and administrative expenses and cost of sales):
Depreciation of property, plant and equipment	457	442	-	899
Amortization of intangible assets	12	-	84	96

(i)
Segment income (loss) includes directly attributable selling, general and administrative costs, research and product development costs, net of associated grants and depreciation of property, plant and equipment and amortization of intangible assets.  It is consistent with the Corporation’s profit or loss before tax expense (income).

The accounting policies for intersegment transactions are the same as those described in note 2.

Goodwill relating to the Corporation’s OnSite Generation segment at December 31, 2012 was $5,021 (2011 - $4,941). OnSite Generation consists of the Corporation’s subsidiary primarily located in Belgium with a functional currency of the euro.  The changes in goodwill are a result of currency fluctuations between the US dollar and the euro.

Revenue and cost of sales derived from products and services are as follows:

	2012	2011	2010
Revenue
Products	$27,274	$20,449	$16,768
Services	4,532	3,383	4,162
	$31,806	$23,832	$20,930

	2012	2011	2010
Cost of sales
Products	$24,829	$16,559	$13,180
Services	1,732	1,785	2,324
	$26,561	$18,344	$15,504

2012 Consolidated Financial Statements	F-37

Hydrogenics Corporation
Hydrogenics Corporation
Notes to Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)

Revenue is segmented by geographic region, which is attributed to countries based on customer location. During the year ended December 31, 2012, revenue from external customers located in Canada was $1,216 (2011: $1,151, 2010: $1,380).

The total revenue from external customers in the following regions is as follows:

	2012	2011	2010

European Union	$13,890	$4,854	$5,308
Eastern Europe	7,111	5,626	2,461
North America	2,814	3,108	4,212
Asia	2,510	611	3,363
South America	2,207	2,747	2,273
Africa	1,943	4,385	191
Middle East	932	122	2,412
Oceania	222	1,331	710
Other	177	1,048	-
	$31,806	$23,832	$20,930

During the year ended December 31, 2012, revenue attributable to the individual countries representing greater than 10% of total revenues included Germany and Russia, which represented 27.6% and 20.0% respectively. During the year ended December 31, 2011, revenue attributable to the individual countries representing greater than 10% of total revenues included Algeria and Russia, which represented 13.2% and 10.3% respectively. During the year ended December 31, 2010, revenue attributable to the individual countries representing greater than 10% of total revenues included Germany, India, Saudi Arabia and Colombia, which represented 13.7%, 13.5%, 10.8% and 10.6%, respectively.

The Corporation’s largest customers comprise the following percentages of revenue:

	2012	2011	2010

First (OnSite Generation segment)	12%	13%	11%
Second (OnSite Generation segment)	8	8	11
Third (OnSite Generation segment)	6	6	11
Fourth	6	5	7
Others	68	68	60
	100%	100%	100%

Property, plant and equipment are located in the following countries:

	2012	2011

Canada	$651	$746
Belgium	675	951
Germany	73	93
	$1,399	$1,790

Note 27.  Risk Management Arising From Financial Instruments and Capital Management

Financial instruments are classified into one of the following categories: fair valuie through profit and loss; held-to-maturity; available-for-sale; loans and receivables; and other financial liabilities.  The following table summarizes information regarding the carrying values of the Corporation’s financial instruments:

	2012	2011

Loans and receivables (i)	$21,661	$13,579
Other financial liabilities (ii)	14,364	11,624

(i)	Includes cash and cash equivalents and restricted cash, and accounts receivable (excluding goods and services tax).
(ii)	Includes financial liabilities included within trade and other payables, repayable government contributions, and long-term debt.

2012 Consolidated Financial Statements	F-38

Hydrogenics Corporation
Hydrogenics Corporation
Notes to Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)

Liquidity risk

The Corporation has sustained losses and negative cash flows from operations since its inception.  At December 31, 2012, the Corporation had $13,020 (2011 - $7,785) of current cash and cash equivalents.  Liquidity risk is the risk the Corporation will encounter difficulty in meeting its financial obligations associated with financial liabilities that are settled by delivering cash or another financial asset.  The Corporation is exposed to liquidity risk as it continues to have net cash outflows to support its operations.  The Corporation’s objective for liquidity risk management is to maintain sufficient liquid financial resources to fund the consolidated balance sheets, pursue growth and development strategies, and to meet commitments and obligations in the most cost-effective manner possible. The Corporation achieves this by maintaining sufficient cash and cash equivalents and short-term investments and managing working capital.  The Corporation monitors its financial position on a monthly basis at minimum, and updates its expected use of cash resources based on the latest available data. Such forecasting takes into consideration the Corporation’s financing plans and compliance with internal targets. A significant portion of the Corporation’s financial liabilities are classified as current liabilities, as settlement is expected within one year.

The following table details the Corporation’s contractual maturity for its net financial liabilities. The information presented is based on the earliest date on which the Corporation can be required to pay and represents the undiscounted cash flow including principal and interest.

At December 31, 2012

	Due within one year	Due between one and two years	Due between three and five years	Due between six and ten years
Trade and other payables	$11,357	$-	$-	$-
Warrants	1,545	-	-	-
Repayable government contributions	489	235	790	-
Long-term debt	-	-	744	2,745

At December 31, 2011

	Due within one year	Due between one and two years	Due between three and five years	Due between six and ten years
Trade and other payables	$9,470	$-	$-	$-
Warrants	1,525	-	-	-
Repayable government contributions	449	183	785	218
Long-term debt	-	-	-	1,637

Credit risk

Credit risk arises from the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Corporation is exposed to credit risk from customers. At December 31, 2012, the Corporation’s two largest customers accounted for 20% of revenue (21% at December 31, 2011) and 39.4% of accounts receivable (1.7% at December 31, 2011). In order to minimize the risk of loss for trade receivables, the Corporation’s extension of credit to customers involves a review and approval by senior management as well as progress payments as contracts are executed and, in some cases, irrevocable letters of credit. The majority of the Corporation’s sales are invoiced with payment terms between 30 and 60 days. The Corporation’s objective is to minimize its exposure to credit risk from customers in order to prevent losses on financial assets by performing regular monitoring of overdue balances and to provide an allowance for potentially uncollectible accounts receivable. The Corporation has also insured a portion of its outstanding accounts receivable with Export Development Canada.

The Corporation’s trade receivables have a carrying value of $4,971 at December 31, 2012 (2011 - $3,664), representing the maximum exposure to credit risk of those financial assets, exclusive of the allowance for doubtful accounts and insurance.

2012 Consolidated Financial Statements	F-39

Hydrogenics Corporation
Hydrogenics Corporation
Notes to Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)

The aging of these receivables is as follows:

	2012	2011

Not due	76%	80%
Less than 30 days past due	3	7
Less than 60 days past due, more than 30 days past due	17	7
More than 60 days past due	4	6
	100%	100%

The Corporation’s gross exposure to credit risk for trade receivables by geographic area at December 31 was as follows:

	2012	2011

Europe	88%	69%
North America	6	15
Asia	2	-
Rest of world	4	16
	100%	100%

The activity of the allowance for doubtful accounts for the year is as follows:

	2012	2011

Allowance for doubtful accounts, beginning of year	$198	$111
Bad debt expense	3	110
Reversal of bad debt expense	(11)	(12)
Writeoff of bad debts	(66)	(11)
Allowance for doubtful accounts, end of year	$124	$198

The Corporation believes the credit quality is high for the accounts receivable, which are neither past due nor impaired based on prior experience of collections of accounts within 0 - 60 days of the payment term on the invoice.

The Corporation may also have credit risk relating to cash and cash equivalents and restricted cash, which it manages by dealing with chartered Canadian, Belgian and German banks. The credit risk is limited because the counterparties are chartered banks with high credit ratings assigned by international credit rating agencies. In addition, the Corporation minimizes exposure to credit risk by strategically managing cash balances at individual banks. As well, the Corporation may also fund working capital by leveraging credit facilities that are not 100% secured by cash, resulting in a mitigation of credit risk at the corresponding bank.

The Corporation’s objective is to minimize its exposure to credit risk in order to prevent losses on financial assets by placing its investments in lower risk bank acceptances of these chartered banks. The Corporation’s cash and cash equivalents and restricted cash carrying value is $16,802 at December 31, 2012 ($9,960 at December 31, 2011), representing the maximum exposure to credit risk of these financial assets. Approximately 99% (99% - December 31, 2011) of the Corporation’s cash and restricted cash at December 31, 2012 was held by four financial institutions. The Corporation’s exposure to credit risk relating to cash and cash equivalents and short-term investments, segmented by geographic area as at December 31, was as follows:

	2012	2011

Canada	56%	58%
Belgium	40	38
Germany	4	4
	100%	100%

2012 Consolidated Financial Statements	F-40

Hydrogenics Corporation
Hydrogenics Corporation
Notes to Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)

Foreign currency risk

Foreign currency risk arises because of fluctuations in exchange rates. The Corporation conducts a significant portion of its business activities in currencies other than the functional currency of the parent corporation (USD$) and the functional currency of its subsidiary located in Belgium (euro).  This primarily includes Canadian dollar transactions at the parent corporation and US dollar transactions at the Corporation’s subsidiary in Belgium. The Corporation’s objective in managing its foreign currency risk is to minimize its net exposure to foreign currency cash flows by converting foreign denominated financial assets into the applicable functional currency of the subsidiary to the extent practical to match the obligations of its financial liabilities.  Financial assets and financial liabilities denominated in foreign currencies will be affected by changes in the exchange rate between the functional currency and these foreign currencies.  This primarily includes cash and cash equivalents, trade and other receivables and trade and other payables which are denominated in foreign currencies.  The Corporation recognized foreign exchange gains in the year ended December 31, 2012 of $169, compared to foreign exchange losses of $7 in the year ended December 31, 2011.

If an increase in the Canadian dollar relative to the US dollar of 10% were to occur, the exchange gain on the net financial assets would be $32, whereas a negative decrease in the Canadian dollar relative to the US dollar of 10% would result in a loss of $32.  If a shift in the euro relative to the US dollar of 10% were to occur, the exchange gain on the net financial assets would be $539, whereas a negative decrease in the euro relative to the US dollar of 10% would result in a loss of $539.

Interest rate risk

Cash flow interest rate risk arises because of the fluctuation in market interest rates.  The Corporation’s objective in managing interest rate risk is to maximize the return on its cash and cash equivalents and restricted cash. The Corporation is subject to interest rate risk on its short-term borrowings offset by cash and cash equivalents. The Corporation’s debt borrowings are at a fixed interest rate. If an increase in interest rates of 10% were to occur, the impact on cash and cash equivalents and restricted cash and the related net loss for the period would be positive $43. Given the prevailing interest rates earned by the Corporation’s short-term investments, a decrease of 10% would not be possible.

Fair value

The carrying value of cash and cash equivalents, restricted cash, accounts receivable, and accounts payable and accrued liabilities (excluding the liabilities relating to the RSUs and DSUs) approximate their fair value given their short-term nature. The liabilities relating to the RSUs and DSUs are recorded at fair value. The carrying value of the non-current liabilities approximates their fair value given the difference between the discount rates used to recognize the liabilities in the consolidated balance sheets and the market rates of interest is insignificant.

Fair value measurements recognized in the balance sheets must be categorized in accordance with the following levels:

(i)	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
(ii)	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);
(iii)	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The fair value of the liabilities relating to the RSUs and DSUs are classified as Level 1. The fair value of the warrants are estimated using a binomial pricing model which relies on observable inputs, such as the market price of the Corporation’s underlying common shares, the term to maturity, risk-free interest rate and volatility (i.e. Level 3 of the fair value hierarchy) as well as assumptions related to the probability of a Fundamental Transaction arising and the probability of the exercise price being reduced (see note 2). The Corporation has not transferred any financial instruments between Level 1, 2, or 3 of the fair value hierarchy.

2012 Consolidated Financial Statements	F-41

Hydrogenics Corporation
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

The Corporation’s capital is composed of long-term debt and shareholders’ equity. The total capital at December 31, 2012 is $5,520 (2011 - $11,272). The Corporation’s primary uses of capital are to finance operations, increase non-cash working capital and capital expenditures. The Corporation currently funds these requirements from existing cash resources, cash raised through share issuances and long-term debt. The Corporation’s objectives when managing capital are to ensure the Corporation will continue to have enough liquidity so it can provide its products and services to its customers and returns to its shareholders.

The Corporation monitors its capital on the basis of the adequacy of its cash resources to fund its business plan. In order to maximize the capacity to finance the Corporation’s ongoing growth, the Corporation does not currently pay a dividend to holders of its common shares.

2012 Consolidated Financial Statements	F-42

Hydrogenics Corporation

ITEM 19.  EXHIBITS

Number	Description
1.1*
Articles of Incorporation (incorporated by reference from Exhibit 99.2 to Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on October 27, 2009)

1.2*
Articles of Arrangement (incorporated by reference from Exhibit 99.4 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on October 27, 2009)

1.3*
Certificate of Arrangement (incorporated by reference from Exhibit 99.5 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on October 27, 2009)

1.4*
Articles of Amendment to the Company’s Articles of Incorporation (incorporated by reference from Exhibit 99.3 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on March 9, 2010)

1.5*
By-law No. 1 (incorporated by reference from Exhibit 99.3 to Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on October 27, 2009)

1.6*
Amendment to By-law No. 1 (incorporated by reference from Exhibit 1.6 to Company’s Annual Report on Form 20-F for the year ended December 31, 2009, File No. 000-31815, filed with the Securities and Exchange Commission on March 26, 2010)

2.1*
Form of share certificate (incorporated by reference from Exhibit 2.1 to Company’s Annual Report on Form 20-F for the year ended December 31, 2009, File No. 000-31815, filed with the Securities and Exchange Commission on March 26, 2010)

2.2*
Warrant agreement dated as of January 14, 2010 between the Company and Mellon Investor Services LLC (including form of warrants) (incorporated by reference from Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on January 14, 2010)

4.1*
Stock Option Plan dated June 22, 2009 (incorporated by reference from Exhibit 4.1 to Old Hydrogenics’ Annual Report on Form 20-F, File No. 000-31815, filed with the Securities and Exchange Commission on June 30, 2009)

4.2*
Restricted Share Unit Plan dated June 22, 2009 (incorporated by reference from Exhibit 4.2 to Old Hydrogenics’ Annual Report on Form 20-F, File No. 000-31815, filed with the Securities and Exchange Commission on June 30, 2009)

4.3*
Deferred Share Unit Plan dated June 22, 2009 (incorporated by reference from Exhibit 4.3 to Old Hydrogenics’ Annual Report on Form 20-F, File No. 000-31815, filed with the Securities and Exchange Commission on June 30, 2009)

4.4*
Lease, dated August 19, 2010 by and between Jeffrey Louis Cooper and Hydrogenics (incorporated by reference from Exhibit 4.4 to Hydrogenics’ Annual Report on Form 20-F, File No. 000-31815, filed with the Securities and Exchange Commission on March 29, 2011)

4.5*
Securities Purchase Agreement dated January 11, 2010, among the Company, Iroquois Master Fund Ltd. and Alpha Capital Anstalt (incorporated by reference from Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on January 12, 2010)

Hydrogenics Corporation

4.6*
Settlement Agreement dated May 21, 2010 between the Company and Alpha Capital Anstalt (incorporated by reference from Exhibit 99.3 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on May 25, 2010)

4.7*
Settlement Agreement dated May 21, 2010 between the Company and Iroquois Master Fund Ltd. (incorporated by reference from Exhibit 99.4 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on May 25, 2010)

4.8*
Subscription Agreement, dated August 9, 2010, between CommScope, Inc. of North Carolina and the Company (incorporated by reference from Exhibit 99.2 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on August 10, 2010)+

4.9*
Intellectual Property Licence Agreement, dated August 12, 2010, between CommScope, Inc. of North Carolina and the Company (incorporated by reference from Exhibit 99.2 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on August 12, 2010),+ as amended by an amending agreement dated October 25, 2011 (incorporated by reference from Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on November 3, 2011)

4.10*
Corporate Alliance Agreement between General Motors Corporation and the Company, dated October 16, 2001 (incorporated by reference from Exhibit 4.27 to Old Hydrogenics’ Annual Report on Form 20-F, File No. 000-31815, filed with the Securities and Exchange Commission on June 26, 2002)

4.11*
Master Intellectual Property Agreement between General Motors Corporation and the Company, dated October 16, 2001 (incorporated by reference from Exhibit 4.28 to Old Hydrogenics’ Annual Report on Form 20-F, File No. 000-31815, filed with the Securities and Exchange Commission on June 26, 2002)

4.12*
Governance Agreement between General Motors Corporation and the Company, dated October 16, 2001 (incorporated by reference from Exhibit 2 to the Schedule 13D of General Motors Corporation, File No. 005-60857, filed with the Securities and Exchange Commission on October 25, 2001)

4.13*
Share Subscription Agreement between General Motors Corporation and the Company, dated October 16, 2001 (incorporated by reference from Exhibit 1 to the Schedule 13D of General Motors Corporation, File No. 005-60857, filed with the Securities and Exchange Commission on October 25, 2001)

4.14*
Escrow Agreement between General Motors Corporation and the Company, dated October 16, 2001 (incorporated by reference from Exhibit 4  to the Schedule 13D of General Motors Corporation, File No. 005-60857, filed with the Securities and Exchange Commission on October 25, 2001)

4.15*
Registration Rights Agreement between General Motors Corporation and the Company, dated October 16, 2001 (incorporated by reference from Exhibit 3 to the Schedule 13D of General Motors Corporation ,File No. 005-60857, filed with the Securities and Exchange Commission on October 25, 2001)

Hydrogenics Corporation

4.16
Loan Agreement between Her Majesty the Queen in Right of the Province of Ontario, as represented by the Minister of Economic Development and Trade and the Company, dated as of September 28, 2011, including the General Security Agreement attached as exhibit K thereto (incorporated by reference from Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on March 28, 2012)

4.17*
Amending Agreement No. 1 to the Loan Agreement between Her Majesty the Queen in Right of the Province of Ontario, as represented by the Minister of Economic Development and Trade and the Company, dated May 28, 2012 (incorporated by reference from Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on June 1, 2012)

4.18*
Amending Agreement No. 1 to the General Security Agreement between Her Majesty the Queen in Right of the Province of Ontario, as represented by the Minister of Economic Development and Trade and the Company, dated May 28, 2012 (incorporated by reference from Exhibit 99.2 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on June 1, 2012)

4.19*
Subscription Agreement between Enbridge Inc. and the Company, dated April 20, 2012 (incorporated by reference from Exhibit 99.2 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on April 30, 2012)

4.20*±
Joint Development Agreement between Enbridge Inc. and the Company, dated April 20, 2012 (incorporated by reference from Exhibit 99.3 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on April 30, 2012)

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

Hydrogenics Corporation

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

HYDROGENICS CORPORATION

Dated: March 8, 2013	By:	/s/ Robert Motz
		Name:	Robert Motz
		Title:	Chief Financial Officer

Hydrogenics Corporation

HYDROGENICS CORPORATION

INDEX TO EXHIBITS

Number	Description
1.1*
Articles of Incorporation (incorporated by reference from Exhibit 99.2 to Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on October 27, 2009)

1.2*
Articles of Arrangement (incorporated by reference from Exhibit 99.4 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on October 27, 2009)

1.3*
Certificate of Arrangement (incorporated by reference from Exhibit 99.5 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on October 27, 2009)

1.4*
Articles of Amendment to the Company’s Articles of Incorporation (incorporated by reference from Exhibit 99.3 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on March 9, 2010)

1.5*
By-law No. 1 (incorporated by reference from Exhibit 99.3 to Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on October 27, 2009)

1.6*
Amendment to By-law No. 1 (incorporated by reference from Exhibit 1.6 to Company’s Annual Report on Form 20-F for the year ended December 31, 2009, File No. 000-31815, filed with the Securities and Exchange Commission on March 26, 2010)

2.1*
Form of share certificate (incorporated by reference from Exhibit 2.1 to Company’s Annual Report on Form 20-F for the year ended December 31, 2009, File No. 000-31815, filed with the Securities and Exchange Commission on March 26, 2010)

2.2*
Warrant agreement dated as of January 14, 2010 between the Company and Mellon Investor Services LLC (including form of warrants) (incorporated by reference from Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on January 14, 2010)

4.1*
Stock Option Plan dated June 22, 2009 (incorporated by reference from Exhibit 4.1 to Old Hydrogenics’ Annual Report on Form 20-F, File No. 000-31815, filed with the Securities and Exchange Commission on June 30, 2009)

4.2*
Restricted Share Unit Plan dated June 22, 2009 (incorporated by reference from Exhibit 4.2 to Old Hydrogenics’ Annual Report on Form 20-F, File No. 000-31815, filed with the Securities and Exchange Commission on June 30, 2009)

4.3*
Deferred Share Unit Plan dated June 22, 2009 (incorporated by reference from Exhibit 4.3 to Old Hydrogenics’ Annual Report on Form 20-F, File No. 000-31815, filed with the Securities and Exchange Commission on June 30, 2009)

4.4*
Lease, dated August 19, 2010 by and between Jeffrey Louis Cooper and Hydrogenics (incorporated by reference from Exhibit 4.4 to Hydrogenics’ Annual Report on Form 20-F, File No. 000-31815, filed with the Securities and Exchange Commission on March 29, 2011)

Hydrogenics Corporation

4.5*
Securities Purchase Agreement dated January 11, 2010, among the Company, Iroquois Master Fund Ltd. and Alpha Capital Anstalt (incorporated by reference from Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on January 12, 2010)

4.6*
Settlement Agreement dated May 21, 2010 between the Company and Alpha Capital Anstalt (incorporated by reference from Exhibit 99.3 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on May 25, 2010)

4.7*
Settlement Agreement dated May 21, 2010 between the Company and Iroquois Master Fund Ltd. (incorporated by reference from Exhibit 99.4 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on May 25, 2010)

4.8*
Subscription Agreement, dated August 9, 2010, between CommScope, Inc. of North Carolina and the Company (incorporated by reference from Exhibit 99.2 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on August 10, 2010)+

4.9*
Intellectual Property Licence Agreement, dated August 12, 2010, between CommScope, Inc. of North Carolina and the Company (incorporated by reference from Exhibit 99.2 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on August 12, 2010),+ as amended by an amending agreement dated October 25, 2011 (incorporated by reference from Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on November 3, 2011)

4.10*
Corporate Alliance Agreement between General Motors Corporation and the Company, dated October 16, 2001 (incorporated by reference from Exhibit 4.27 to Old Hydrogenics’ Annual Report on Form 20-F, File No. 000-31815, filed with the Securities and Exchange Commission on June 26, 2002)

4.11*
Master Intellectual Property Agreement between General Motors Corporation and the Company, dated October 16, 2001 (incorporated by reference from Exhibit 4.28 to Old Hydrogenics’ Annual Report on Form 20-F, File No. 000-31815, filed with the Securities and Exchange Commission on June 26, 2002)

4.12*
Governance Agreement between General Motors Corporation and the Company, dated October 16, 2001 (incorporated by reference from Exhibit 2 to the Schedule 13D of General Motors Corporation, File No. 005-60857, filed with the Securities and Exchange Commission on October 25, 2001)

4.13*
Share Subscription Agreement between General Motors Corporation and the Company, dated October 16, 2001 (incorporated by reference from Exhibit 1 to the Schedule 13D of General Motors Corporation, File No. 005-60857, filed with the Securities and Exchange Commission on October 25, 2001)

4.14*
Escrow Agreement between General Motors Corporation and the Company, dated October 16, 2001 (incorporated by reference from Exhibit 4  to the Schedule 13D of General Motors Corporation, File No. 005-60857, filed with the Securities and Exchange Commission on October 25, 2001)

4.15*
Registration Rights Agreement between General Motors Corporation and the Company, dated October 16, 2001 (Incorporated by reference from Exhibit 3 to the Schedule 13D of General Motors Corporation, File No. 005-60857, filed with the Securities and Exchange Commission on October 25, 2001)

Hydrogenics Corporation

4.16*±
Loan Agreement between Her Majesty the Queen in Right of the Province of Ontario, as represented by the Minister of Economic Development and Trade and the Company, dated as of September 28, 2011, including the General Security Agreement attached as exhibit K thereto (incorporated by reference from Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on March 28, 2012)

4.17*
Amending Agreement No. 1 to the Loan Agreement between Her Majesty the Queen in Right of the Province of Ontario, as represented by the Minister of Economic Development and Trade and the Company, dated May 28, 2012 (incorporated by reference from Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on June 1, 2012)

4.18*
Amending Agreement No. 1 to the General Security Agreement between Her Majesty the Queen in Right of the Province of Ontario, as represented by the Minister of Economic Development and Trade and the Company, dated May 28, 2012 (incorporated by reference from Exhibit 99.2 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on June 1, 2012)

4.19*
Subscription Agreement between Enbridge Inc. and the Company, dated April 20, 2012 (incorporated by reference from Exhibit 99.2 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on April 30, 2012)

4.20*±
Joint Development Agreement between Enbridge Inc. and the Company, dated April 20, 2012 (incorporated by reference from Exhibit 99.3 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on April 30, 2012)

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