Form 40-F
period 2013-12-31
HYDROGENICS CORP
filed 2014-03-07
CIK 1119985

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F
(Check One)
[ ]	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or

[X]	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2013 Commission file number: 000-31815

HYDROGENICS CORPORATION -
CORPORATION HYDROGÉNIQUE
(Exact name of registrant as specified in its charter)

Canada	2810	98-0644202
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number (if applicable))	(I.R.S. Employer Identification Number)

220 Admiral Boulevard
Mississauga, Ontario L5T 2N6
(905) 361-3660
(Address and Telephone Number of Registrant’s Principal Executive Offices)

CT Corporation
111 8th Avenue
New York, New York 10011
(212) 894-8400

(Name, Address (Including Zip Code) and Telephone Number (Including Area Code) of Agent For Service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Name Of Exchange On Which Registered
Common Shares	The NASDAQ Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: Warrants

For annual reports, indicate by check mark the information filed with this Form:

[X] Annual Information Form	[X]	Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 9,017,617 Common Shares

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes  [X]    No  [   ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes  [   ]    No  [   ]

Principal Documents

The following documents of Hydrogenics Corporation (the “Registrant” or the “Company”) are filed as exhibits to this annual report and are incorporated by reference herein:

•	the Registrant’s Annual Information Form for the year ended December 31, 2013;
•	the Registrant’s Audited Consolidated Financial Statements for the years ended December 31, 2013 and 2012; and
•	the Registrant’s Management Discussion and Analysis for the year ended December 31, 2013.

Forward Looking Statements

This report contains forward-looking statements concerning anticipated developments in the operations of the Company in future periods, planned development activities, the adequacy of the Company’s financial resources and other events or conditions that may occur in the future. Forward-looking statements are frequently, but not always, identified by words such as “estimate”, “project”, “believe”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may”, “should”, “will” and similar expressions, or by statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in the Annual Information Form incorporated by reference in this report.

The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

Additional Disclosure

Certifications and Disclosure Regarding Controls and Procedures.

(a)           Certifications.  See Exhibits 99.4 to 99.7 to this annual report on Form 40-F.

(b)           Disclosure Controls and Procedures.  The required disclosure is included in Management’s Discussion and Analysis, which is incorporated herein by reference to Exhibit 99.2.

(c)           Management’s Annual Report on Internal Control Over Financial Reporting.  The required disclosure is included in Management’s Discussion and Analysis, which is incorporated herein by reference to Exhibit 99.2.

(d)           Attestation Report of the Registered Public Accounting Firm.  The disclosure provided in the Independent Auditors Report included in the Registrant’s audited consolidated financial statements attached hereto as Exhibit 99.1 is incorporated by reference herein.

(e)           Changes in Internal Control Over Financial Reporting.  During the fiscal year ended December 31, 2013, there were no changes in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

Notices Pursuant to Regulation BTR.

None.

Identification of the Audit Committee and Audit Committee Financial Expert

The required disclosure is included in the Annual Information Form, under the heading “Audit Committee Matters”, which is incorporated herein by reference to Exhibit 99.3. The Audit Committee has at least one member, Douglas Alexander, who qualifies as an audit committee financial expert under applicable securities regulations.

Code of Ethics

The Registrant has adopted a code of ethics that applies to all members of its Board of Directors, as well as its officers and employees. A copy of the code of ethics was previously filed with the Securities and Exchange Commission, is posted on the Registrant’s Internet website at www.hydrogenics.com, and is available in print to any person without charge, upon written request to the corporate secretary of the Registrant. No waivers of the code of ethics have been granted to any principal officer of the Registrant or any person performing similar functions.

Principal Accountant Fees and Services

The required disclosure is included in the Annual Information Form, under the heading “Audit Committee Matters”, which is incorporated herein by reference to Exhibit 99.3.

Off-Balance Sheet Arrangements

The required disclosure is included under the heading “Off-Balance Sheet Arrangements & Contractual Obligations” in Management’s Discussion and Analysis, which is incorporated herein by reference to Exhibit 99.2. The information pertaining to the Registrant’s indemnification arrangements contained in the Annual Information Form, under the heading “Material Contracts”, is also incorporated herein by reference to Exhibit 99.3.

Tabular Disclosure of Contractual Obligations

The following table lists, as of December 31, 2013, information with respect to our contractual obligations (dollar amounts are expressed in thousands of U.S. dollars):

	Payments due by period,
Contractual Obligations	Total	Less than one year	1-3 years	3-5 years	After 5 years
Operating leases	$4,677	$1,083	$2,902	$692	$-
Purchase obligations	9,492	461	52	-	-
Employee future benefits	450	100	300	50	-
Total contractual obligations	$14,619	$1,644	$3,254	$752	$-

The additional required disclosure is included under the heading “Off-Balance Sheet Arrangements & Contractual Obligations” in Management’s Discussion and Analysis, which is incorporated herein by reference to Exhibit 99.2.

NASDAQ Corporate Governance

The Registrant’s common shares are listed on the NASDAQ Global Market (“Nasdaq”). Nasdaq Marketplace Rule 5615(a)(3) permits a foreign private issuer, such as the Registrant, to follow its home country practice in lieu of most of the requirements of the 5600 Series of the Nasdaq Marketplace Rules, provided, however, that such an issuer shall: comply with Rules 5625 (regarding notification of material non-compliance); 5640 (regarding voting rights), have an Audit Committee that satisfies Rule 5605(c)(3); and ensure that such Audit Committee’s members meet the independence requirements in Rule 5605(c)(2)(A)(ii). We do not intend to follow Rule 5620(c) (shareholder quorum) and Rule 5605(b) (majority independent director requirement) but instead will follow the practice described below.

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

Independent Director Requirements.  Nasdaq Rule 5605(b) requires a majority of independent directors on the Board of Directors and that the independent directors convene regularly scheduled meetings at least twice a year at which only independent directors are present. The CBCA requires a “distributing corporation” to have at least two directors who are not officers or employees of the corporation or its affiliates. There are seven members of our Board. Five of the Company’s directors are “independent.” The Board’s determination as to each director’s independence is made with reference to definitions under applicable securities laws and stock exchange regulations. In order to facilitate open and candid discussions among independent directors, independent directors may meet at the end of each regularly scheduled Board meeting, in an in camera session without the non-independent members. From time to time, the independent directors will have a special meeting with only independent directors. In addition, we believe the fact that our Audit Committee and Human Resources and Corporate Governance Committee are both composed entirely of independent directors facilitates the Board’s exercise of independent judgment. The Human Resources and Corporate Governance Committee has oversight over executive compensation and director nominations. For a discussion of the significant differences between our corporate governance practices and those required to be followed by U.S. domestic issuers under Nasdaq’s corporate governance requirements, please refer to our website at www.hydrogenics.com.

MINE SAFETY DISCLOSURES

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities under the regulation of the Federal Mine Safety and Health Administration (“MSHA”) under the Federal Mine Safety and Health Act of 1977, as amended (the “Mine Act”). During the fiscal year ended December 31, 2013, the Registrant did not have any mines in the United States subject to regulation by MSHA under the Mine Act.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.           Undertaking

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

B.           Consent to Service of Process

The Registrant has previously filed with the Commission an Appointment of Agent for Service of Process and Undertaking on Form F-X in connection with the class of securities in relation to which the obligation to file this report arises.

Any change to the name or address of the agent for service of the Registrant shall be communicated promptly to the SEC by amendment to Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the United States Securities Exchange Act of 1934, as amended, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 7, 2014	HYDROGENICS CORPORATION - CORPORATION HYDROGÉNIQUE

	By:	/s/ Robert Motz
Name: Robert Motz
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

Annual Information

99.1	Hydrogenics Corporation Consolidated Financial Statements for the years ended December 31, 2013 and 2012

99.2	Hydrogenics Corporation Management’s Discussion and Analysis for the year ended December 31, 2013

99.3	Annual Information Form for Hydrogenics Corporation dated as of March 6, 2014

99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934

99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934

99.6	Section 1350 Certification of Chief Executive Officer

99.7	Section 1350 Certification of Chief Financial Officer

99.8	Consent of PricewaterhouseCoopers LLP