Form 40-F
period 2014-12-31
HYDROGENICS CORP
filed 2015-03-04
CIK 1119985

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2014 Commission file number: 000-31815

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
CT Corporation 111 8th Avenue New York, New York 10011 (212) 894-8400
(Name, Address (Including Zip Code) and Telephone Number (Including Area Code) of Agent For Service in the United States)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Name Of Exchange On Which Registered
Common Shares	The NASDAQ Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual Information Form	☒	Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 10,090,325 Common Shares

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒     No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes ☐    No ☐

Principal Documents

The following documents of Hydrogenics Corporation (the “Registrant” or the “Company”) are filed as exhibits to this annual report and are incorporated by reference herein:

•	the Registrant’s Annual Information Form for the year ended December 31, 2014;

•	the Registrant’s Audited Consolidated Financial Statements for the years ended December 31, 2014 and 2013; and

•	the Registrant’s Management Discussion and Analysis for the year ended December 31, 2014.

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

(d)           Attestation Report of the Registered Public Accounting Firm.  The attestation report of PricewaterhouseCoopers LLP is included in the Independent Audit Report included in the Registrant’s audited consolidated financial statements attached hereto as Exhibit 99.1 and is incorporated by reference herein.

(e)           Changes in Internal Control Over Financial Reporting.  During the fiscal year ended December 31, 2014, there were no changes in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

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

Tabular Disclosure of Contractual Obligations

The following table lists, as of December 31, 2014, information with respect to our contractual obligations (dollar amounts are expressed in thousands of U.S. dollars):

	Payments due by period,
		Less than
Contractual Obligations	Total	one year	1-3 years	3-5 years	After 5 years
Operating leases	$3,948	$862	$1,600	$1,061	$425
Purchase obligations	6,425	6,425	-	-	-
Employee future benefits	-	-	-	-	-
Total contractual obligations	$10,373	$7,287	$1,600	$1,061	$425

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

Compensation Committee Independence.  Nasdaq Marketplace Rule 5605(d)(3)(D) provides that a listed issuer’s compensation committee may select, or receive advice from, a compensation consultant, legal counsel or other adviser only after taking into account certain independence factors. We follow applicable Canadian laws with respect to compensation consultants, legal counsel and other advisers to our Human Resources and Corporate Governance Committee. Applicable Canadian securities legislation does not specifically require us to consider potential conflicts of interest on the part of compensation consultants, legal counsel and other advisers to the compensation committee, but best practices dictate that we disclose any such conflicts in our management information circular.

MINE SAFETY DISCLOSURES

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities under the regulation of the Federal Mine Safety and Health Administration (“MSHA”) under the Federal Mine Safety and Health Act of 1977, as amended (the “Mine Act”). During the fiscal year ended December 31, 2014, the Registrant did not have any mines in the United States subject to regulation by MSHA under the Mine Act.

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

Date: March 4, 2015	HYDROGENICS CORPORATION - CORPORATION HYDROGÉNIQUE

	By:	/s/ Robert Motz
Name: Robert Motz
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description
Annual Information
99.1	Hydrogenics Corporation Consolidated Financial Statements for the years ended December 31, 2014 and 2013
99.2	Hydrogenics Corporation Management’s Discussion and Analysis for the year ended December 31, 2014
99.3	Annual Information Form for Hydrogenics Corporation dated as of March 3, 2015
99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934
99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934
99.6	Section 1350 Certification of Chief Executive Officer
99.7	Section 1350 Certification of Chief Financial Officer
99.8	Consent of PricewaterhouseCoopers LLP