Form 40-F
period 2015-12-31
HYDROGENICS CORP
filed 2016-03-09
CIK 1119985

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2015	Commission file number: 000-31815

HYDROGENICS CORPORATION -
CORPORATION HYDROGÉNIQUE
(Exact name of registrant as specified in its charter)

Canada	2810	98-0644202
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number (if applicable))	(I.R.S. Employer Identification Number)

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 12,540,757 Common Shares

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

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

Yes  ☐    No   ☐

Principal Documents

The following documents of Hydrogenics Corporation (the “Registrant” or the “Company”) are filed as exhibits to this annual report and are incorporated by reference herein:

  the Registrant’s Annual Information Form for the year ended December 31, 2015;
  the Registrant’s Audited Consolidated Financial Statements for the years ended December 31, 2015 and 2014; and
  the Registrant’s Management Discussion and Analysis for the year ended December 31, 2015.

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

(e) Changes in Internal Control Over Financial Reporting. During the fiscal year ended December 31, 2015, there were no changes in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

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

Tabular Disclosure of Contractual Obligations

The following table lists, as of December 31, 2015, information with respect to our contractual obligations (dollar amounts are expressed in thousands of U.S. dollars):

	Payments due by period,
Contractual Obligations	Total	Less than one year	1-3 years	3-5 years	After 5 years
Operating leases	$3,065	$800	$1,226	$770	$269
Purchase obligations	9,440	9,435	5	-	-
Employee future benefits	-	-	-	-	-
Total contractual obligations	$12,505	$10,235	$1,231	$770	$269

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

Independent Director Requirements. Nasdaq Rule 5605(b) requires a majority of independent directors on the Board of Directors and that the independent directors convene regularly scheduled meetings at least twice a year at which only independent directors are present. The CBCA requires a “distributing corporation” to have at least two directors who are not officers or employees of the corporation or its affiliates. There are seven members of our Board. Five of the Company’s directors are “independent.” The Board’s determination as to each director’s independence is made with reference to definitions under applicable securities laws and stock exchange regulations. In order to facilitate open and candid discussions among independent directors, independent directors may meet at the end of each regularly scheduled Board meeting, in an in camera session without the non-independent members. From time to time, the independent directors will have a special meeting with only independent directors. In addition, we believe the fact that our Audit Committee and Human Resources and Corporate Governance Committee are both composed entirely of independent directors facilitates the Board’s exercise of independent judgment. The Human Resources and Corporate Governance Committee has oversight over executive compensation and director nominations. .

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

MINE SAFETY DISCLOSURES

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities under the regulation of the Federal Mine Safety and Health Administration (“MSHA”) under the Federal Mine Safety and Health Act of 1977, as amended (the “Mine Act”). During the fiscal year ended December 31, 2015, the Registrant did not have any mines in the United States subject to regulation by MSHA under the Mine Act.

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

Date: March 9, 2016	HYDROGENICS CORPORATION - CORPORATION HYDROGÉNIQUE

	By:	/s/ Robert Motz
Name: Robert Motz
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description
Annual Information
99.1	Hydrogenics Corporation Consolidated Financial Statements for the years ended December 31, 2015 and 2014
99.2	Hydrogenics Corporation Management’s Discussion and Analysis for the year ended December 31, 2015
99.3	Annual Information Form for Hydrogenics Corporation dated as of March 9, 2016
99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934
99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934
99.6	Section 1350 Certification of Chief Executive Officer
99.7	Section 1350 Certification of Chief Financial Officer
99.8	Consent of PricewaterhouseCoopers LLP