Form 20-F
period 2016-12-31
HYDROGENICS CORP
filed 2017-03-08
CIK 1119985

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

At December 31, 2016, 12,544,960 common shares were issued and outstanding

Hydrogenics Corporation

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

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☐	International Financial Reporting Standards as issued ☒ by the International Accounting Standards Board	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐	Item 18 ☐

 If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐	No ☒

Hydrogenics Corporation

FORM 20-F	Page i

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

FORM 20-F	Page 1

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

We believe the expectations represented by our forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s fiscal 2017 financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained herein are made as of the date of this Form 20-F, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.

FORM 20-F	Page 2

Hydrogenics Corporation

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

Selected Financial Data

All financial data presented in this Form 20-F with respect to the years ended December 31, 2016, 2015 and 2014 are qualified in their entirety by reference to the relevant information in the consolidated financial statements and their notes.

FORM 20-F	Page 3

Hydrogenics Corporation

HYDROGENICS CORPORATION
SELECTED FINANCIAL INFORMATION
(Thousands of US dollars, except
for share and per share amounts)

	2016	2015	2014	2013	2012
Consolidated Balance Sheet Data
Cash and cash equivalents	$10,338	$23,398	$6,572	$13,020	$13,020
Restricted cash	940	1,503	3,849	2,024	3,782
Total Assets	49,435	59,368	47,555	40,070	41,877
Shareholders’ Equity
Common shares	365,923	365,824	348,259	333,312	323,513
Contributed surplus	19,255	18,964	18,927	18,449	17,995
Deficit	(371,173)	(361,316)	(349,602)	(345,351)	(336,443)
Accumulated other comprehensive loss	(3,623)	(3,224)	(2,108)	(249)	(758)
Total Shareholders’ Equity	$10,382	$20,248	$15,476	$6,161	$4,307

Consolidated Statements of Income Data
Revenues	$28,990	$35,864	$45,548	$42,413	$31,697
Cost of revenues	22,995	29,893	34,334	30,352	26,448
Gross profit	5,995	5,971	11,214	12,061	5,249
Loss from operations	(8,406)	(8,314)	(3,826)	(6,783)	(12,225)
Net loss for the year	(9,857)	(11,442)	(4,523)	(8,908)	(12,797)

Net loss per share / Net loss from continuing operations per share
Basic and diluted	$(0.79)	$(1.12)	$(0.47)	$(1.04)	$(1.74)
Weighted average number of shares used in calculating basic and diluted net loss per share	12,542,950	10,199,015	9,718,349	8,592,699	7,371,908

We have never declared or paid any cash dividends on our common shares.

CAPITALIZATION AND INDEBTEDNESS

Not applicable.

Reasons for the offer and use of proceeds

Not applicable.

FORM 20-F	Page 4

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

At December 31, 2016, we had approximately $11.3 million of cash and cash equivalents and restricted cash (2015 - $24.9 million). Restricted cash of $0.9 million is held as partial security for standby letters of credit and letters of finance. There are uncertainties related to the timing and use of our cash resources and working capital requirements. These uncertainties include, among other things, the timing and volume of commercial sales and associated gross margins of our existing products and the development of markets for, and customer acceptance of, new products. To the extent possible, we attempt to limit the significance of these risks by: (i) continually monitoring our sales prospects; (ii) continually aiming to reduce product cost; and (iii) advancing our technology platforms and product designs. However, given that many of the above noted factors are outside of our control, we may not be able to accurately predict our necessary cash expenditures or obtain financing in a timely manner to cover any shortfalls.

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

FORM 20-F	Page 5

Hydrogenics Corporation

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

For the year ended December 31, 2016, we derived $17.5 million or 60% of revenues from our sales of hydrogen generation products and services and $11.5 million, or 40%, of our revenues from sales of power products and services. For the year ended December 31, 2015, we derived $23.6 million or 66% of revenues from our sales of hydrogen generation products and services and $12.3 million, or 34%, of our revenues from sales of power products and services. Our current business strategy is to develop, manufacture and sell hydrogen energy storage systems, hydrogen generation products and fuel cell power products in larger quantities. Because we have made limited sales of hydrogen energy storage systems and fuel cell power products to date, our historical operating data may be of limited value in evaluating our future prospects.

We may not be able to implement our business strategy and the price of our common shares may decline.

We have not generated positive net income since our inception. Our current business strategy is to develop a portfolio of hydrogen and fuel cell products with market leadership positions for each product. In so doing, we will continue to incur significant expenditures for general administrative activities, including sales and marketing and product research and development. As a result of these costs, we will need to generate and sustain significantly higher revenues and positive gross margins to achieve and sustain profitability. We incurred net loss for the year ended December 31, 2016 of $9.9 million, and a net loss for the year ended December 31, 2015 of $11.7 million, and a net loss for the year ended December 31, 2014 of $4.5 million. Our accumulated deficit as at December 31, 2016 was $371.2 million, at December 31, 2015 was $361.6 million, and at at December 31, 2014 was $349.6 million.

As noted above, our strategy to limit the significance of these risks and uncertainties is to execute a business plan aimed at increasing market penetration to achieve forecasted revenues, improving operating cash flows, continuing to invest in product research and development, entering into complementary markets, improving overall gross margins, and securing additional financing to fund our operations as needed. However, we expect to incur significant operating expenses over the next several years. Accordingly, we may not be able to implement our business strategy and the price of our common shares may decline.

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

FORM 20-F	Page 6

Hydrogenics Corporation

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

While our business plan and sales and marketing strategy contemplates a diverse base of future customers, to date a relatively limited number of customers have accounted for a majority of our revenues and we expect they will continue to do so for the foreseeable future. Our four largest customers accounted for 35% of revenues for the year ended December 31, 2016 (29% of revenues for the year ended December 31, 2015, 39% of revenues for the year ended December 31, 2014). The identities of some of our largest customers have changed from year to year. Our arrangements with these customers are generally non-exclusive, have no volume commitments and are often on a purchase order basis. We cannot be certain customers who have accounted for significant revenue in past periods will continue to purchase our products and allow us to generate revenues. Accordingly, our revenue and results of operations may vary from period to period. We are also subject to credit risk associated with the concentration of our accounts receivable from these significant customers. If one or more of these significant customers were to cease doing business with us, significantly reduce or delay purchases from us, or fail to pay on a timely basis, our business, consolidated financial condition and results of operations could be materially adversely affected.

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

Goodwill arising from our acquisition of Stuart Energy in 2005 comprises approximately 8.2% of our total assets at December 31, 2016 (6.9% of our total assets at December 31, 2015, 9.6% of our total assets at December 31, 2014). Economic, market, legal, regulatory, competitive, customer, contractual and other factors may affect the value of goodwill. If any of these factors impair the value of these assets, accounting rules require us to reduce their carrying value and recognize an impairment charge. This would reduce our reported assets and earnings in the year the impairment charge is recognized.

Risk Factors Related to Our Business and Industry

Significant markets for fuel cell and other hydrogen energy products may never develop or may develop more slowly than we anticipate. This would significantly harm our revenues and may cause us to be unable to recover the losses we have incurred and expect to incur in the development of our products.

FORM 20-F	Page 7

Hydrogenics Corporation

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

FORM 20-F	Page 8

Hydrogenics Corporation

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

FORM 20-F	Page 9

Hydrogenics Corporation

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

FORM 20-F	Page 10

Hydrogenics Corporation

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

FORM 20-F	Page 11

Hydrogenics Corporation

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

FORM 20-F	Page 12

Hydrogenics Corporation

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

FORM 20-F	Page 13

Hydrogenics Corporation

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

Furthermore, although we typically retain sole ownership of the intellectual property we develop, in certain circumstances we provide for shared intellectual property rights.

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

FORM 20-F	Page 14

Hydrogenics Corporation

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

Based on our structure, and the composition of our income and assets, we do not believe we were a PFIC for the taxable year ended December 31, 2016 or the prior taxable year. However, there can be no assurance the Internal Revenue Service will not successfully challenge our position or that we will not become a PFIC in a future taxable year, as PFIC status is retested each year and depends on our assets and income in that year. If we are classified as a PFIC at any time that a US shareholder holds our common shares, such shareholder may be subject to an increased US federal income tax liability and a special interest charge in respect of a gain recognized on the sale or other disposition of our common shares and upon the receipt of certain ‘‘excess distributions’’ (as defined in the United States Internal Revenue Code of 1986, as amended).

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

FORM 20-F	Page 15

Hydrogenics Corporation

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

Our issuance of warrants, options, RSUs and PSUs to investors and employees may have a negative effect on the trading prices of our common stock as well as a dilutive effect.

We have issued and may continue to issue warrants, options, RSUs and PSUs at the current market price. As of December 31, 2016, we had outstanding options exercisable for 628,636 shares of common stock at a weighted average exercise price of $7.97. As of December 31, 2016, we had outstanding warrants exercisable for 450,575 shares of common stock at a weighted average exercise price of $9.07. As of December 31, 2016, we had outstanding RSUs exercisable, when vested, for 52,483 shares of common stock at no cost. As of December 31, 2016, we had outstanding PSUs exercisable, when vested, for 195,569 shares of common stock at no cost.

FORM 20-F	Page 16

Hydrogenics Corporation

ITEM 4.	INFORMATION ON THE COMPANY

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

Capital expenditures for the year ended December 31, 2016 were $3.0 million, compared with $2.0 million and $0.9 million for the years ended December 31, 2015 and 2014, respectively, and consisted of expenditures related primarily to the Ontario Canada, IESO 2 MW Power-to-Gas storage project which will be operational in 2017, as well as expenditures on cost-reducing production equipment. We expect capital expenditure plans for 2017 and subsequent years to result in further investment in property, plant and equipment as we continue our manufacturing and development initiatives. Our current budget for 2017 includes a capital budget of $0.6 million to purchase and manufacture testing and other equipment, primarily for our research and development programs but also in support of ongoing operational needs. We expect that more than half of our investments will be in Canada. Our capital requirements will be affected by many factors, including the success of our current product offerings, the ability to enhance our current products and our ability to develop and introduce new products that keep pace with technological developments in the marketplace.

As at December 31, 2016 we had cash and cash-equivalents and restricted cash of approximately $11.3 million.

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

FORM 20-F	Page 17

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

BUSINESS OVERVIEW

Hydrogenics, together with its subsidiaries, is a globally recognized leader in the design, development and manufacture of hydrogen generation, energy storage and fuel cell products based on water electrolysis technology and proton exchange membrane (“PEM”), technology. Hydrogenics’ mission is to provide safe, secure, sustainable and emission free energy as a leading global provider of clean energy solutions based on hydrogen. We maintain operations in Belgium, Canada and Germany with satellite offices in the United States and branch offices in Russia and Indonesia.

Our OnSite Generation business segment is primarily based in Oevel, Belgium and develops products for industrial gas, hydrogen fueling and renewable energy storage markets. For the year ended December 31, 2016, our OnSite Generation business reported revenues of $17.5 million and, at December 31, 2016, had 80 full-time employees.

Our Power Systems business segment is primarily based in Mississauga, Canada, with a satellite facility in Gladbeck, Germany, and develops products for energy storage, motive power and stationary applications. For the year ended December 31, 2016 our Power Systems business reported revenues of $11.5 million and, at December 31, 2016 had 85 full-time employees.

Where applicable, corporate and other activities are reported separately as Corporate and Other. This is the provision of corporate services and administrative support. At December 31, 2016, our Corporate and Other activities had five full-time employees.

OnSite Generation

Our OnSite Generation business segment, is based on water electrolysis technology which involves the decomposition of water into oxygen (O2) and hydrogen gas (H2) by passing an electric current through a liquid electrolyte or a polymer electrolyte membrane. The resultant hydrogen gas is then captured and used for industrial gas applications, hydrogen fueling applications, and is used to store renewable and surplus energy in the form of hydrogen gas. Our HySTAT® and HyLYZER® branded electrolyzer products are based on 60 years of hydrogen experience, meet international standards, such as ASME, CE, Rostechnadzor and UL, and are certified ISO 9001 from design to delivery. We configure our HySTAT® products for both indoor and outdoor applications and tailor our products to accommodate various hydrogen gas requirements.

Historically the demand for onsite generation of hydrogen gas has been driven by relatively modest market applications for industrial hydrogen. A typical unit for these applications would generate 20 to 60 normal cubic meters of hydrogen and consume 100 to 300 kilowatt (kW) of electrical energy. Recently we have seen several large scale applications which would consume 10 to 100 megawatts (“MW) of power, which is 100 to 300 times larger than a typical industrial unit to date. Today several third party studies and internal work by lead customers such as E.ON and Enbridge suggest substantial long term opportunity for “power to gas”, an application for energy conversion and storage. The ongoing commercialization of these applications will coincide with changes to legal and regulatory frameworks in countries that recognize the commercial importance of energy storage as a key factor in energy management and reducing a carbon footprint for electricity generation. In addition to Power-to-Gas, very large scale industrial applications are also appearing such as the de-tritiation of contaminated waste water at nuclear reactor sites. In larger applications, the use of PEM electrolysis technology results in highly efficient energy dense applications. Our 1.5MW PEM single stack electrolyzer is the most energy dense unit in the market today and is ideally suited for large scale energy storage applications.

FORM 20-F	Page 18

Hydrogenics Corporation

Hydrogenics is one of the leaders in Power-to-Gas, an innovative energy conversion and storage solution using electrolysis. Power-to-Gas is the three-step process of integrating renewable sources of generation by load-following, converting the surplus electricity to hydrogen or renewable gas, and leveraging the existing natural gas infrastructure for seasonal storage. An electrolyzer provides the rapid, dynamic response to the Independent System Operator’s signals to accurately load-follow the intermittent generation pattern of renewable sources such as wind turbines. The hydrogen produced is injected into the natural gas system and can be intermingled with natural gas and thus additional storage vessels are not needed. Surplus electricity can be stored for consecutive days or even consecutive weeks without the need to discharge; it is a seasonal storage capability. This energy storage solution bridges the power grid and the gas grid to unlock new options. It enhances the flexibility of managing the power grid and provides the means to capitalize on the vast potential of alternative sources of generation to produce a local source of renewable gas to de-carbonize the gas system. Hydrogenics is working with global energy utilities such as E.ON and Enbridge to commercialize Power-to-Gas energy storage globally.

We also are promoting electrolysis in hydrogen fueling stations as possible Power-to-Gas solutions at a distributed storage level. The electrolyzer can be used to generate hydrogen during periods of surplus energy levels, thus absorbing the excess energy at lower cost to generate hydrogen. This hydrogen is then stored at site and can be used to fuel hydrogen cars and buses. If the surplus power is generated from renewable energy sources such as wind and solar, the potential exists for a completely green solution as hydrogen fuel cell vehicles emissions are only water vapor.

Our OnSite Generation products are sold to leading merchant gas companies, such as Air Liquide and Linde Gas and end-users requiring high purity hydrogen produced on-site for industrial applications. We also sell and service products for progressive oil and gas companies, requiring hydrogen fueling stations for transportation applications. Recently, the rollout of fuel cell motor vehicles and the increase in fuel cell buses and other mass transit applications has resulted in an increase in orders and interest for fueling stations in Europe, California and elsewhere. This shift has signaled what we believe could be a major increase in the size of this market.

The business objectives for our OnSite Generation group are to: (i) continue to pursue opportunities for customers to convert otherwise wasted renewable and other excess energy, such as wind, solar or excess baseload energy, into hydrogen; (ii) further expand into traditional markets, such as Eastern Europe (including Russia), Asia and the Middle East; (iii) grow our fueling station business; (iv) continue to expand opportunities in Power-to-Gas in Europe, North America and elsewhere; (v) further increase the gross margins of existing product lines by improving our procurement and manufacturing processes; (vi) reduce the cost of ownership of our products through design and technology improvement; and (vii) further increase the reliability and durability of our products to exceed the expectations of our customers and improve the performance of our applications.

Our OnSite Generation business competes with merchant gas companies, such as Air Liquide and Linde Gas which, in addition to being customers, operate large scale centralized hydrogen production plants and are providers of alternative on-site hydrogen generation products using steam methane reforming technology or other electrolysis technology. We compete on performance, reliability and cost and believe we are well positioned in situations where there is a need for high purity hydrogen manufactured on-site.

Power Systems

Our Power Systems business segment is based on PEM fuel cell technology, which transforms chemical energy liberated during the electrochemical reaction of hydrogen and oxygen into electrical energy. Our HyPM® branded fuel cell products are based on our extensive track record of on-bench testing and real-time deployments across a wide range of stationary and motive power profiles. We configure our HyPM® products into multiple electrical power outputs ranging from three kW to one MW with ease of integration, high reliability and operating efficiency, delivered from a highly compact area.

Our target markets include stationary power applications (including primary and back-up power) and motive power applications, such as trains, buses, trucks and utility vehicles and backup power applications. The military, historically an early technology adopter, is a specialized market for our innovative fuel cell based products. Our target addressable markets (stationary power and mobility markets) are estimated to be in excess of $2 billion specifically related to hydrogen power technology.

FORM 20-F	Page 19

Hydrogenics Corporation

Our Power Systems products are sold to leading Original Equipment Manufacturers (“OEMs”), to provide backup power applications for telecom installations and vehicle and other integrators for motive power, direct current and alternating current backup. Additionally, our products are sold for prototype field tests intended to be direct replacements for traditional lead-acid battery packs for motive applications. We also sell our power systems in stationary power applications such as that employed by our Kolon-Hydrogenics joint venture in South Korea. Finally, we also sell our Power Systems products to military, aerospace and other early adopters of emerging technologies.

The business objectives for our Power Systems group are to: (i) offer a standard fuel cell platform for many markets, thereby enabling manufacturing efficiencies and reduced development spending; (ii) achieve further market penetration in the stationary power and motive power markets by tailoring our HyPM® fuel cell products to meet market specific requirements, including price, performance and features; (iii) reduce product cost; (iv) invest in sales and market development activities in the backup power and motive power markets; (v) continue to target early adopters of emerging technologies as a bridge to future commercial markets; and (vi) secure the requisite people and processes to align our anticipated growth plans with our resources and capabilities.

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

There are four types of fuel cells other than PEM fuel cells that are generally considered to have possible commercial applications, including phosphoric acid fuel cells, molten carbonate fuel cells, solid oxide fuel cells and alkaline fuel cells. Each of these fuel cell technologies differs in their component materials and operating characteristics. While all fuel cell types may have potential environmental and efficiency advantages over traditional power sources, we believe PEM fuel cells can be manufactured less expensively and are more efficient and more practical in small-scale stationary and motive power applications. Further, most automotive companies have selected PEM technology for fuel cell powered automobiles. We expect this will help establish concentration around PEM technology and may result in a lower cost, as compared to the other fuel cell technologies.

Segmented Revenues

(Millions of US dollars)

	2016	2015	2014
OnSite Generation	$17.5	$23.6	$30.2
Power Systems	11.5	12.3	15.4
Total	$29.0	$35.9	$45.5

For additional financial information by business segment, see “Note 31 - Segmented Financial Information” to our consolidated financial statements, which can be found on page F-44 of this form, and is incorporated by reference herein.

FORM 20-F	Page 20

Hydrogenics Corporation

Our revenues are segmented by geographic region, as follows:

(Thousands of US dollars)

Year ended December 31,	2016	2015	2014
European Union	$14,377	$15,106	$15,645
Eastern Europe	3,906	7,695	11,084
North America	2,525	6,288	7,712
Asia	6,747	4,300	8,336
South and Central America	693	1,051	1,838
Africa	358	927	330
Middle East	288	389	523
Oceania and Caribbean	96	108	80
Total	$28,990	$35,864	$45,548

Our strategy is to develop electrolyzer and fuel cell products for sale to OEMs, electric utilities, gas utilities, merchant gas companies and end-users requiring highly reliable products offered at competitive prices. We believe our success will be substantially predicated on the following factors:

Increasing Market Penetration

At December 31, 2016, we had 17 full-time staff employed in sales functions. Our senior management team is also actively involved in sales initiatives, including maintaining close contact with our more significant customers. In the year, significant efforts were made to strengthen the sales function including repositioning of responsibilities to permit dedicated sales leadership, obtaining detailed assessments of markets, and leveraging our strategic relationships with companies such as Enbridge and Kolon.

2016 saw a focus on several key markets and geographies. In Power Systems, our growth in the Chinese bus and transportation market began to show results as orders were signed with two of the four integrators that we had signed agreements with in late 2015. We expect the Chinese market to represent the single largest geographical growth area in 2017 with government incentives for fuel cell buses creating opportunity in this key market. Also on the mobility front, work continued on our ten year contract to develop and supply hydrogen fuel cell propulsion systems for Alstom Transport for passenger rail in Europe.

Additionally, we have developed or maintained relationships with third parties we believe are well positioned in our relevant markets to identify new opportunities for our products. In the industrial gas market, these third parties include leading merchant gas companies, such as Air Liquide and Linde Gas. In the energy storage market, we are leveraging our strategic relationship with Enbridge. Construction on our Toronto area energy storage facility (in partnership with Enbridge) is ongoing with commercial operation expected mid-2017.

We are also noting increased success in partnering with companies to develop hydrogen fueling stations using our electrolysis technology as automobile manufacturers begin to roll out hydrogen fuel cell vehicles at commercial production levels (principally for the European, Asian and California markets).

Future Markets

Hydrogenics is pioneering Power-to-Gas, an innovative energy conversion and storage solution using electrolysis. Power-to-Gas is the three-step process of integrating renewable sources of generation by load-following, converting the surplus electricity to hydrogen or renewable gas, and leveraging the existing natural gas infrastructure for seasonal storage. An electrolyzer provides the rapid, dynamic response to the Independent System Operator’s signals to accurately load-follow the intermittent generation pattern of renewable sources such as wind turbines. The hydrogen produced is injected into the natural gas system and can be intermingled with natural gas and thus additional storage vessels are not needed. In this way, surplus electricity can be stored for consecutive days or even consecutive weeks without the need to discharge; it is a seasonal storage capability. This energy storage solution bridges the power grid and the gas grid to unlock new options. It enhances the flexibility of managing a power grid and provides the means to capitalize on the vast potential of alternative sources of generation to produce a local source of renewable gas to de-carbonize the gas system. Hydrogenics is working with global energy utilities such as E.ON and Enbridge to commercialize Power-to-Gas energy storage globally.

FORM 20-F	Page 21

Hydrogenics Corporation

We also are promoting electrolysis in hydrogen fueling stations as possible Power-to-Gas solutions at a distributed storage level.  The electrolyzer can be used to generate hydrogen during periods of surplus energy levels, thus absorbing the excess energy at lower cost to generate hydrogen.  This hydrogen is then stored at site and can be used to fuel hydrogen cars and buses.  If the surplus power is generated from renewable energy sources such as wind and solar, the potential exists for a completely green solution as hydrogen fuel cell vehicles emissions emit only water vapor.

Finally, we are working with European customers and others to evaluate using hydrogen electrolyzed from green energy applications (such as wind and solar) to be used as a low carbon input into the production of gasoline in alignment with recent changes to the European fuel quality directive.

Within our OnSite Generation business segment, we remain focused on two key areas.  First, reducing the cost of our HySTAT® alkaline electrolyzer and improving its efficiency. Innovation in the design, elimination of non-value adding components, improved component sourcing and fundamental electrochemical improvements have all contributed to ongoing cost reduction initiatives in 2016. We also recognize the opportunity for larger scale energy storage installations and are continuing to develop significantly scaled-up products to better meet this market opportunity.  Second, we are looking at continuing the rollout of PEM electrolysis, particularly in the area of Power-to-Gas where the PEM technology provides a more scalable solution than alkaline electrolysis at higher power levels.

Unique applications and products such as our Celerity fuel cell module for bus applications and our rack mounted stationary fuel cell products for stationary power applications such as Kolon in South Korea will continue to be a focus area of our Company.

Advancing Our Product Designs

Within our OnSite Generation business segment, we remain focused on two key areas. First, reducing the cost of our HySTAT® alkaline electrolyzer and improving its efficiency. Innovation in the design, elimination of non-value adding components, improved component sourcing and fundamental electrochemical improvements have all contributed to ongoing cost reduction initiatives in 2016 and beyond. We also recognize the opportunity for larger scale energy storage installations and are continuing to develop significantly scale-up products to better meet this market opportunity. Second, we are looking at continuing the rollout of PEM electrolysis, particularly in the area of Power-to-Gas where the PEM technology provides a more scalable solution than alkaline electrolysis at higher power levels.

Within our Power Systems business segment, we spent much of 2016 focusing on further reducing the cost of a fully integrated fuel cell system inclusive of its components. We continue to leverage our integration capability in taking a standard fuel cell stack and finding multiple cost-effective applications. The result is a common building block such as our (HD30 30kW fuel cell) being used in multiple applications such as buses, stationary power and grid stabilization. We have achieved significant cost reduction milestones but will continue to further improve the financial viability of the product in the marketplace by looking at both scale (increased volume ordering from suppliers) as well as bringing components of the supply chain in-house to further reduce production cost.

Securing Additional Capital

As at December 31, 2016, we had $11.3 million of cash, cash equivalents and restricted cash, had $10.4 million of shareholders’ equity and $49.3 million of assets.

Historically we have not been profitable and we do not anticipate achieving a consistent level of profitability and positive cash flow from operations for the next several quarters. The failure to raise sufficient funds necessary to finance future cash requirements could adversely affect our ability to pursue our strategy and negatively affect our operations in future periods. We are addressing this matter by maintaining contact with analysts and institutional investors to better articulate our investment merits and are advancing discussions with possible strategic investors.

FORM 20-F	Page 22

Hydrogenics Corporation

On November 7, 2016 we entered into a loan agreement with Export Development Canada (“EDC”) for a five year, $9 million loan facility. The loan is structured as a five year term loan with quarterly interest payments calculated at an annual interest rate of U.S. prime plus 10%, declining to U.S. prime plus 7% (or 5%) if certain annual Adjusted EBITDA thresholds are met. The loan is secured by a second charge over the assets located within Canada. Commencing March 31, 2017, the loan principal is subject to four quarterly repayments of $250,000, followed by 16 quarterly repayments of $500,000. There is a prepayment option to prepay a portion of or the entire loan at any time, subsequent to March 31, 2017. As part of the loan consideration, we granted 200,575 share purchase warrants to EDC. Each warrant is exercisable for one common share of the Company at an exercise price of US$6.85 per common share. The warrants are transferrable and expire on November 4, 2021.

On December 11, 2015 we entered into an underwriting agreement with Craig-Hallum Capital Group LLC to issue 2,129,031 common shares of the Company at an issue price of $7.75 per share. On December 16, 2015 the Company issued 2,448,385 shares for gross proceeds of $18,975. Net proceeds after underwriting fees and expenses were $17,549.

Retaining and Engaging Our Staff

At December 31, 2016, we had 170 full-time employees, the majority of who have been employed by the Corporation for several years and possess strong technical backgrounds with extensive industry experience. We strive to maintain a high level of employee engagement by compensating at market rates, and providing interesting and challenging work.

At December 31, 2016, we had 17 full-time staff employed in sales functions. Our senior management team is also actively involved in sales initiatives, including maintaining close contact with our more significant customers.

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

We currently offer our HySTAT™ Hydrogen Station in multiple configurations depending on the amount of hydrogen required. This product is suitable for producing continuous or batch supplies of hydrogen typically for industrial processing applications and generates between 10 - 300 normal cubic meters per hour (“Nm3/hr”) of hydrogen. Multiple standard units can be installed for larger applications with the capability of generating up to 1000 Nm3/hr of hydrogen.

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

HyPM® Fuel Cell Power Modules.  Our HyPM® power module runs on high purity hydrogen and produces DC power in standard outputs of 2.5, 5, 8, 12, 16, 30, 90, 120 and 200 kW. This product is suitable for a wide range of stationary, mobile and portable power applications. The HyPM® XR model is targeted at backup power applications and the HyPMHD® model is targeted at motive power applications with our Celerity® and Celerity Plus® units for bus, truck and train applications.

FORM 20-F	Page 23

Hydrogenics Corporation

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

Intellectual Property

We protect our intellectual property by means of a combination of patents, copyrights, trademarks, trade secrets, licenses, non-disclosure agreements and contractual provisions. We generally enter into non-disclosure and confidentiality agreements with each of our employees, consultants and third parties that have access to our proprietary technology. We currently hold 128 patents in a variety of jurisdictions and have 48 patent applications pending. Additionally, we enter into commercial licenses and cross-licenses to access third party intellectual property.

We believe our intellectual property provides us with a strong competitive advantage and represents a significant barrier to entry into our industry for potential competitors.  As part of our patent portfolio, we maintain a collection of innovative energy storage patents with broad and exclusive rights concerning the use of excess electrical power to produce hydrogen from water while simultaneously providing electric grid stabilization services.  We believe these patents place Hydrogenics in the strongest possible position to build our company over the long-term and will continue to strengthen our efforts as electric grid operators look to hydrogen as an important strategy for utility-scale energy storage.

We typically retain sole ownership of intellectual property developed by us. In certain situations we provide for shared intellectual property rights. We have these rights in perpetuity, including subsequent improvements to the licensed technology.

Given the relative early stages of our industry, our intellectual property is and will continue to be important in providing differentiated products to customers.

Customers

Our OnSite Generation products are sold to leading merchant gas companies, such as Air Liquide and Linde Gas and end-users requiring high purity hydrogen produced on-site for industrial applications. We also sell and service products for progressive oil and gas companies, requiring hydrogen fueling stations for transportation applications. Recently, the rollout of fuel cell motor vehicles and the increase in fuel cell buses and other mass transit applications has resulted in an increase in orders and interest for fueling stations in Europe, California and elsewhere. This shift has signaled what we believe could be a major increase in the size of this market.

Our Power Systems products are sold to leading Original Equipment Manufacturers (“OEMs”), to provide backup power applications for telecom installations and vehicle and other integrators for motive power, direct current and alternating current backup. Additionally, our products are sold for prototype field tests intended to be direct replacements for traditional lead-acid battery packs for motive applications. We also sell our power systems in stationary power applications such as that employed by our Kolon-Hydrogenics joint venture in South Korea. Finally, we also sell our Power Systems products to military, aerospace and other early adopters of emerging technologies.

FORM 20-F	Page 24

Hydrogenics Corporation

In 2016, three customers each comprised 28% of our revenue (in 2015, three customers each comprised 25% of our revenue). In 2016, 63% of our revenues was derived from Europe, 23% from Asia, 11% from North and South America, and the remaining 3% were derived from other foreign jurisdictions (in 2015, these numbers were 64%, 12%, 18% and 6%, respectively). Accordingly, we have mitigated risk to any single market or adoption rate by diversifying our product portfolio across the markets in which we operate.

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

OEM. In October 2012, we entered into a multi-year joint cooperation agreement with an OEM. In conjunction with the signing of the cooperation agreement, we were awarded a $36 million contract for the supply of propulsion system equipment including integrated fuel cell power systems, power electronic converters, associated hardware and propulsion system software. The contract includes additional equipment commitments of $13 million as well as optional equipment and services totaling another $43 million over a 10 year period. These options will be triggered as required for production, spare parts, warranty, and service requirements

CommScope. In August 2010, we entered into a strategic alliance with CommScope, a global leader in infrastructure solutions for communications networks, that calls for the development and distribution of specialized fuel cell power systems and includes an equity investment in Hydrogenics. Under the terms of the agreement, CommScope and Hydrogenics have jointly developed next-generation power modules for telecom-related backup power applications that are being incorporated by CommScope in its products sold to customers worldwide.

Kolon Water and Energy, In June of 2014, we entered into a joint venture (Kolon-Hydrogenics) to provide stationary base load power systems with a partner for the Korean market. A 1MW fuel cell power plant was delivered to a refinery site in 2015 and went into commercial production in October 2015. Successful operation of this power plant continued until December 2016, and the power plant is in the process of being relocated to another customer site in South Korea. The joint venture is currently seeking commercial traction of the technology to scale to multi-MWs serving the Korean market for alternate energy production using surplus hydrogen at refinery sites.

Alstom Transport, In May 2015, we entered into a mutually exclusive (for the European market) 10 year development and supply agreement for passenger rail propulsion systems. Under the terms of the agreement Hydrogenics will supply prototype and pre-series units for certifications trials and then progress to production series for a minimum of 200 units over 10 years.

Intellectual Property

We protect our intellectual property by means of a combination of patents, copyrights, trademarks, trade secrets, licenses, non-disclosure agreements and contractual provisions. We generally enter into non-disclosure and confidentiality agreements with each of our employees, consultants and third parties that have access to our proprietary technology. We currently hold 128 patents in a variety of jurisdictions and have 48 patent applications pending. Additionally, we enter into commercial licenses and cross-licenses to access third party intellectual property.

We believe our intellectual property provides us with a strong competitive advantage and represents a significant barrier to entry into our industry for potential competitors.  As part of our patent portfolio, we maintain a collection of innovative energy storage patents with broad and exclusive rights concerning the use of excess electrical power to produce hydrogen from water while simultaneously providing electric grid stabilization services.  We believe these patents place Hydrogenics in the strongest possible position to build our company over the long-term and will continue to strengthen our efforts as electric grid operators look to hydrogen as an important strategy for utility-scale energy storage.

FORM 20-F	Page 25

Hydrogenics Corporation

We typically retain sole ownership of intellectual property developed by us. In certain situations we provide for shared intellectual property rights. We have these rights in perpetuity, including subsequent improvements to the licensed technology.

Given the relative early stages of our industry, our intellectual property is and will continue to be important in providing differentiated products to customers.

Manufacturing

The majority of our manufacturing services, including parts procurement, kitting, assembly and repair, are carried out in-house at our respective business unit manufacturing facilities. We continue to streamline and increase the capacity of our operations to meet the demand of our customers.

In some cases, we anticipate being able to move various aspects of our manufacturing operations to third parties or other lower cost jurisdictions as production volumes increase. By moving to third parties, we would benefit from contract manufacturing economies of scale, access to high quality production resources and reduced equipment capital costs and equipment obsolescence risk. We have also commenced sourcing components from third parties in Asia and expect to increase the volume over time to reduce our material costs.

We are dependent on third party suppliers for certain key materials and components for our products such as membrane electrode assemblies and ultra capacitors. We believe we have sufficient sources and price stability of our key materials and components.

We have certifications in ISO 9001-2008 in both our Oevel and Mississauga facilities, and ISO 14001 and OHSAS 18001 in our Oevel facility.

Government Regulation

We are not subject to regulatory commissions governing traditional electric utilities and other regulated entities in any of the jurisdictions that we operate in. Our products are subject to oversight and regulation by governmental bodies in regards to building codes, fire codes, public safety, electrical and gas pipeline connections and hydrogen siting, among others.

Organizational Structure

As of March 8, 2017, we beneficially owned, directly or indirectly, 100% of the voting and non-voting securities of the material subsidiaries listed below.

Subsidiaries	Jurisdiction of Incorporation

Hydrogenics Europe NV	Belgium

Hydrogenics GmbH	Germany

In 2014 we invested into and hold a 49% interest in Kolon-Hydrogenics, a joint venture incorporated in South Korea. Kolon-Hydrogenics Co. Ltd owns 100% of Kolon Hydrogenics Power Co. Ltd, an incorporated Korean company whose focus is on renewable energy opportunities.

FORM 20-F	Page 26

Hydrogenics Corporation

Property, Plant and Equipment

Facilities

We have the following facilities:

•	Mississauga, Ontario, Canada. Our 25,300 square foot facility in Mississauga, Ontario serves as our corporate headquarters and Power Systems manufacturing facility. It is leased until October 31, 2018. Principal activities at this facility include the manufacture and assembly of our fuel cell power modules, and research and product development for our fuel cell power products, fuel cell testing services and our corporate activities. We also have an additional 25,900 square foot facility in Mississauga, which contains additional manufacturing space for larger projects. It is leased until September 28, 2018.

•	Oevel-Westerlo, Belgium. Our 67,813 square foot facility in Oevel-Westerlo, Belgium, serves as our manufacturing facility for our OnSite Generation business and is leased until August 30, 2021. Principal activities at this facility include the manufacture and assembly of our hydrogen generation equipment, water electrolysis research and product development as well as administrative functions related to our OnSite Generation business.

•	Gladbeck, Germany. Our Power Systems group maintains a 13,300 square foot facility in Gladbeck, Germany, which is leased until December 31, 2018. This facility is used to provide fuel cell integration services for European customers and serves as our European office for the fuel cell activities of our Power Systems business.

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

Management’s Discussion of Financial Condition and Results of Operations (“MD&A”)

The following discussion and analysis of our financial condition and results of operations for the fiscal years ended December 31, 2016, 2015, and 2014 should be read in conjunction with our audited consolidated financial statements and related notes included in this Form 20-F.

Operating Results

A detailed discussion of our operating results for 2016, 2015 and 2014

This section provides a detailed discussion of our financial performance based on our consolidated financial statements. All references to per share amounts pertain to net loss per share. Certain of the prior year’s figures have been reclassified to conform to the current year’s presentation.

FORM 20-F	Page 27

Hydrogenics Corporation

Hydrogenics Corporation

Summary Financial Analysis

(Thousands of US dollars, except per share amounts)

				2016 vs 2015	2015 vs 2014
	2016	2015	2014	% Favourable (Unfavourable)	% Favourable (Unfavourable)

OnSite Generation	$17,510	$23,556	$30,192	(26%)	(22%)
Power Systems	11,480	12,308	15,356	(7%)	(20%)
Total revenue	28,990	35,864	45,548	(19%)	(21%)

Gross profit	5,995	5,971	11,214	n/a	(47%)
Gross Margin %	21%	17%	25%

Selling, general and administrative expenses	10,825	10,215	11,756	(6%)	13%
Research and product development expenses	3,576	4,070	3,284	12%	(24%)

Income (loss) from operations	(8,406)	(8,314)	(3,826)	(1%)	(117%)
Finance income (loss), net	(1,451)	(3,128)	(697)	54%	(349%)
Net loss	$(9,857)	$(11,442)	$(4,523)	15%	(153%)
Net loss per share	$(0.79)	$(1.12)	$(0.47)	31%	(138%)

Cash operating costs[1]	$13,894	$14,102	$13,939	1%	(1%)
Adjusted EBITDA[1]	(7,555)	(7,875)	(2,539)	4%	(210%)

Cash used in operating activities	(13,213)	(5,838)	(14,944)	(126%)	61%
Cash and cash equivalents (including restricted cash)	11,278	24,901	10,421	(55%)	139%
Total assets	49,273	59,368	47,555	(17%)	25%
Total non-current liabilities (excluding deferred revenue)	$10,103	$4,059	$4,619	(149%)	12%

FORM 20-F	Page 28

Hydrogenics Corporation

Highlights for 2016 compared to 2015:

•	Revenues decreased by $7.0 million or 19% to $29.0 million for the year ended December 31, 2016 compared to $35.9 million in the prior year. The decrease of $7.0 million was due to i) a decline in new customer capital expenditures, plant expansion expenditures, and energy storage projects for which the market is developing; ii) the completion in 2015 of a $2.3 custom project for which there was no comparable project revenue in 2016; and timing impacts on our long term significant custom project totaling $1.3 million. Partially offsetting this was i) an increase of $2.7 million in the Chinese mobility market in 2016; and ii) an increase of $0.8 million related to our hydrogen fuel cell systems for commuter trains in Europe, for which two additional train fuel cell modules were shipped in 2016. During 2016, the Company received new orders for $21.2 million (2015 - $14.9 million) for the OnSite Generation business and $22.8 million (2015 - $58.5 million) for the Power Systems business.

	December 31, 2015 backlog	Orders Received	FX	Orders Delivered/ Revenue Recognized	December 31, 2016 backlog
OnSite Generation	$17.1	$21.2	$-	$17.5	$20.8
Power Systems	76.2	22.8	(1.7)	11.5	85.8
Total	$93.3	$44.0	$(1.7)	$29.0	$106.6

•	Of the above backlog of $106.6 million, we expect to recognize approximately $38 million in the following twelve months as revenue. In addition, revenue for the year ending December 31, 2017 will also include orders received and delivered in 2017.

•	Gross profit increased from 16.6% to 20.7% of revenue, driven by several key first-of-a-kind projects that had a lower margin profile included in 2015, the impact of the increased revenues in the Chinese mobility market, partially offset by lower absorption of indirect fixed overhead costs and changes in product mix (including a lower proportion of custom projects including engineering services). Total gross margin was driven by the decrease in revenue during 2016, as production capacity was down from normal levels.

•	Cash operating costs were $13.9 million in the current year compared to $14.1 million for 2015, with the lower costs a result of a decrease in net R&D expenditures, partially offset by the increase in SG&A expenses excluding stock-based compensation and amortization and depreciation.

•	Selling, general and administrative (“SG&A”) expenses for 2016 of $10.8 million were greater by $0.6 million or 6% compared to $10.2 million for the year ended December 31, 2015. The increase over the prior year was due largely to i) increased sales costs attributable to greater order intake; ii) a provision for doubtful accounts of $0.8 million iii) an increase in costs related to Power-to-Gas and rail transportation market development of $0.2 million. This is partially offset by i) the reversal of an indemnification liability of $0.5 million associated with an acquisition in 2004; ii) a decrease of $0.2 million in stock based compensation relating to our performance share units (“PSUs”) as a result of the changes in vesting assumptions; and iii) the impact of the weakening Canadian dollar relative to the US dollar of approximately $0.2 million.

•	Research and product development (“R&D”) expenses were $3.6 million for the year ended December 31, 2016 compared to $4.1 million in 2015. In the OnSite Generation segment, R&D activity has increased $0.3 million due to increased spending, and is offset by increased funding of $1.7 million both of which are primarily due to the power to gas demonstration project in Denmark, announced in February 2016. This was partially offset by an increase in both expenses and funding in Power Systems related to increased spending on the multi mega-watt system development, the development of in-house manufacturing processes, as well as further development on the heavy-duty mobility market.

FORM 20-F	Page 29

Hydrogenics Corporation

•	The Adjusted EBITDA loss decreased to $7.6 million for the year ended December 31, 2016 from $7.9 million for last year, for the reasons noted above.

•	Net loss for the year ended December 31, 2016, was $9.9 million or $0.77 per share compared to a net loss of $11.4 million or $1.12 per share for the prior year. The net loss in the current period reflects an increase in other finance gains (losses) of $2.1 million due to the results for 2016 including a gain from change in fair value of outstanding warrants of $0.8 million as a result from the decrease in our share price during 2016. The 2015 figures included the issuance of warrants ($0.9 million) as well as fair value adjustments relating to held for trading foreign exchange forward contracts ($0.6 million). Also contributing to the decrease in net loss was a decrease in R&D expenses described above. This change was partially offset by an increase in SG&A expenses of $0.6 million, an increase in interest expense of $0.4 million due to debt outstanding for a greater period in the year, and an increase in the loss from our joint venture of $0.1 million.

Highlights for 2015 compared to 2014:

•	Revenues decreased by $9.7 million or 21% to $35.9 million for the year ended December 31, 2015 compared to $45.5 million in the prior year. Of the total decrease of $9.7 million, $5.0 million or 52% of the decline was due to the impact of the weakening euro year-over-year against the US dollar. The balance of the decline of $4.7 million was due to reduced order volume in both the Power Systems and OnSite Generation groups.

•	During 2015, the Company received new orders for $14.9 million (2014 – $36.3 million) for the OnSite Generation business and $58.5 million (2014 – $17.2 million) for the Power Systems business.

•	Gross profit decreased $5.2 million to $6.0 million, or 16.6% of revenue, driven by the decrease in revenue during 2015 bringing production capacity down from normal levels, several key first-of-a-kind projects that had a lower margin profile, changes in product mix (including a lower proportion of custom projects, including engineering services), as well as gross margin compression as a result of the weakening euro and Canadian dollar relative to the US dollar.

•	SG&A expenses for 2015 of $10.2 million were lower by $1.6 million or 13% compared to $11.8 million for the year ended December 31, 2014. The improvement over the prior year was due largely in part to the weakening of the euro and the Canadian dollar relative to the US dollar. Also contributing to the decrease is the reversal of previously recorded stock based compensation due to changes in managements estimates, as well as a mark-to-market adjustment on the deferred share units (“DSUs”) and restricted share units (“RSUs”) compared to the prior year as a result of the decline in share price to C$12.35 the end of 2015 from C$15.42 per share at the end of 2014.

•	R&D expenses were $4.1 million for the year ended December 31, 2015 compared to $3.3 million in 2014, with the increase due primarily to a reduction in R&D funding in OnSite Generation of $1.0 million, increased spending on R&D projects, specifically related to power to gas projects partially offset by a reduction of R&D expenses due to the weakening of the euro and the Canadian dollar relative to the US dollar.

•	The Adjusted EBITDA loss increased to $7.9 million for the year ended December 31, 2015 from $2.5 million for 2014, for the reasons noted above.

•	Net loss for the year ended December 31, 2015, was $11.4 million or $1.12 per share compared to a net loss of $4.5 million or $0.47 per share for 2014. The net loss in the 2015 reflects i) the lower revenues and lower margins ($5.2 million); ii) an increase in other finance losses due to the issuance and subsequent adjustment of warrants ($0.9 million) and fair value adjustments relating to held for trading foreign exchange forward contract ($0.6 million); iii) increased interest expense due to interest expense on the institutional long-term debt entered into in 2015 ($0.5 million), financing costs related to the institutional long-term debt ($0.3 million); and iv) an increase in R&D expenses ($0.8 million). This was partially offset by the decrease in SG&A expenses described above.

FORM 20-F	Page 30

Hydrogenics Corporation

•	Cash operating costs were $14.1 million in 2015 compared to $13.9 million for 2014, with the higher costs a result of an increase in R&D expenditures partially offset by lower SG&A expenses.

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

OnSite Generation

Summary Financial Analysis

(Thousands of US dollars)

	Years ended December 31			2016 vs 2015	2015 vs 2014
	2016	2015	2014	% Favourable (Unfavourable)	% Favourable (Unfavourable)
Revenues	$17,510	$23,556	$30,192	(26%)	(22%)
Gross profit	3,465	3,391	6,102	2%	(44%)
Gross margin %	20%	14%	20%	43%	(29%)
Selling, general and administrative expenses	2,910	2,665	3,293	(9%)	19%
Research and product development expenses	516	1,917	1,070	73%	(79%)
Segment income (loss)	$39	$(1,191)	$1,739	n/a	(168%)

Revenues decreased by $6.0 million or 26% to $17.5 million for the year ended December 31, 2016 compared to $23.6 million for 2015. Revenue in 2016 consisted of the sale of electrolyzer products to customers in industrial gas markets and hydrogen fueling stations. Revenues decreased due to a decline in new customer capital expenditures and plant expansion expenditures (in particular in key markets such as Eastern Europe and Russia), as well as a decrease in energy storage projects within the current year’s revenue as this new market is currently developing and revenue is sporadic. Orders awarded for the year ended December 31, 2016 were $21.2 million (December 31, 2015 - $14.9 million). At December 31, 2016 we had $20.3 million of confirmed orders (December 31, 2015 - $14.8 million), to be delivered and recognized as revenue in 2017. Revenues for 2015 decreased from 2014 due to a decline in new customer capital expenditures and plant expansion expenditures (in particular in key markets such as Eastern Europe and Russia) as well as the weakening of the euro which impacted revenue by approximately $3.7 million.

Gross Margin improved in 2016 to 20% compared to 14% in 2015 primarily reflecting the 2015 impact of low margin first-of-a-kind projects. The first-of-a-kind projects completed in 2015 included the industrial gas application of detritiation of contaminated waste water at nuclear reactor sites, as well as a portion of the energy storage, power to gas facility project with E.ON. Partially offsetting this increase was approximately $0.2 million of gross margin compression as a result of the weakening Canadian dollar relative to the US dollar. Gross margin declined in 2015 to 14% compared to 20% in 2014 primarily due to the decrease in revenue during 2015, bringing production capacity down from anticipated levels, lower margin orders – in particular in key first-of-a-kind projects as well as gross margin compression as a result of the weakening euro and Canadian dollar relative to the US dollar.

FORM 20-F	Page 31

Hydrogenics Corporation

SG&A Expenses were $2.9 million for the year ended December 31, 2016, an increase of $0.2 million due to increased sale costs attributable to greater order intake. SG&A expenses in 2015 decreased $0.6 million due to the impact of the weaker euro relative to the US dollar, as well as reduced sale costs attributable to lower revenue/order intake.

R&D Expenses were $0.5 million during 2016 compared to $1.9 million for the year ended December 31, 2015. R&D activity has increased $0.3 million due to increased spending, and is offset by increased funding of $1.7 million both of which are primarily due to the power to gas demonstration project in Denmark, announced in February 2016. The net impact of these fluctuations is a net decrease of R&D expenses of $1.4 million. R&D expenses increased to $1.9 million during 2015 compared to spending of $1.1 million for the year ended December 31, 2014 attributable to reduced funding on projects, partially offset by projects nearing the completion stage, as well as the impact of the weaker euro relative to the US dollar.

Segment Income (Loss) increased $1.2 million to income of less than $0.1 million for the year ended December 31, 2016 compared to a loss of $1.2 million for the prior year. Segment loss for 2015 decreased $2.9 million to a loss of $1.2 million compared to a gain of $1.7 million for 2014.

Power Systems

Summary Financial Analysis

(Thousands of US dollars)

	Years ended December 31			2016 vs 2015	2015 vs 2014
	2016	2015	2014	% Favourable (Unfavourable)	% Favourable (Unfavourable)
Revenues	$11,480	$12,308	$15,356	(7%)	(20%)
Gross Profit	2,530	2,580	5,112	(2%)	(50%)
Gross margin %	22%	21%	33%	5%	(37%)
Selling, General and Administrative Expenses	4,579	3,920	4,143	(17%)	5%
Research and Product Development Expenses	2,889	2,126	2,194	(36%)	3%
Segment Income (Loss)	$(4,938)	$(3,466)	$(1,225)	(42%)	(183%)

Revenues decreased $0.8 million or 7% to $11.5 million for the year ended December 31, 2016 compared to $12.3 million for 2015. Included within 2015 was the impact of a significant project to a research organization of $2.3 million, as well greater revenue on our long term significant custom project totaling $1.3 million. There was also $0.9 million additional revenue in 2015 related to our one megawatt stationary fuel cell power plant in South Korea for which there was no corresponding revenue in 2016. Partially offsetting this was an increase of $2.7 million in the Chinese mobility market in 2016. Also offsetting this decrease was an increase of $0.8 million related to our hydrogen fuel cell systems for commuter trains in Europe, for which two additional train sets were shipped in 2016. Included within our work in process inventory at December 31, 2016 were two more additional train sets to be completed shortly after the end of fiscal year 2016. Orders awarded for the year ended December 31, 2016 were $22.8 million (December 31, 2015 - $58.5 million). At December 31, 2016, backlog was $85.8 million of confirmed orders for Power Systems’ products and services (December 31, 2015 - $76.2 million), with $17.8 million of this backlog expected to be recognized as revenue in 2017. Revenue for 2015 decreased $3.0 million or 20% to $12.3 million compared to $15.4 million for 2014. Revenue for 2015 excluding the foreign exchange impact due to the weakening of the euro, decreased $1.7 million. While order intake significantly increased, in 2015 there was a decrease in the revenue recognized due to the long term nature of significant projects.

Gross Margin improved to 22% during 2016 from 21% for the prior year, with the increase in the current period reflecting a greater proportion of custom projects, including engineering services, which generally have higher gross margins, partially offset by lower absorption of indirect fixed overhead costs as a result of the decrease in revenue. This was offset by the impact of the increased revenues in the Chinese mobility market. Gross margin declined in 2015 from 2014 reflecting gross margin compression as a result of the weakening euro and Canadian dollar relative to the US dollar, as well as a lower proportion of custom projects, including engineering services, which generally have higher gross margins combined with the impact of the lower margin project to a research organization in the current period.

FORM 20-F	Page 32

Hydrogenics Corporation

SG&A Expenses increased by 17% to $4.6 million for the year ended December 31, 2016 compared to $3.9 million for the prior year. Expenses were greater in the current year due to a provision for doubtful accounts of $0.8 million, as well as an increase in costs related to Power-to-Gas and rail transportation market development of $0.1 million; partially offset by the impact of the weakening Canadian dollar relative to the US dollar of approximately $0.2 million. SG&A expenses in 2015 decreased by 5% to $3.9 million compared to $4.1 million for 2014. Expenses were lower in 2015 due to the weakening Canadian dollar relative to the US dollar.

R&D Expenses increased by 36% to $2.9 million for the year ended December 31, 2016 from $2.1 million for the year ended December 31, 2015. Gross R&D expenses increased $1.6 million, and were offset by an increase in R&D funding of $0.8 million. The increase in R&D expenses primarily relate to increased spending on the multi mega-watt system development, the development of in-house manufacturing processes, as well as further development for the heavy-duty mobility market. The increase in R&D funding primarily relates to the funding of the heavy-duty mobility market project in California. This is offset by the impact of the weakening Canadian dollar relative to the US dollar. R&D expenses in 2015 were consistent with 2014, due to increased spending on R&D projects, specifically related to power to gas projects, offset by the impact of the weakening Canadian dollar relative to the US dollar.

Segment Loss increased $1.5 million to a loss of $4.9 million for the year ended December 31, 2016 compared to a loss of $3.5 million for the year ended December 31, 2015. In 2015, segment loss declined $2.2 million to a loss of $3.5 million for the year ended December 31, 2015 compared to a loss of $1.2 million for the year ended December 31, 2014.

Corporate and Other

Summary Financial Analysis

(Thousands of US dollars)

	Years ended December 31			2016 vs 2015	2015 vs 2014
	2016	2015	2014	% Favourable (Unfavourable)	% Favourable (Unfavourable)
Selling, general and administrative expenses	$3,336	$3,630	$4,320	8%	16%
Research and product development expenses	171	27	20	(533%)	(35%)
Net other finance gains (losses)	735	(1,338)	(180)	n/a	(643%)
Loss on joint venture	(156)	(40)	(94)	(290%)	57%
Interest income (expense)	(1,762)	(1,322)	(540)	(33%)	(145%)
Foreign exchange gains (losses) net	(268)	(428)	117	37%	(466%)
Total	$(4,958)	$(6,785)	$(5,037)	29%	(35%)

SG&A Expenses decreased by $0.3 million or 8% to $3.3 million for the year ended December 31, 2016 compared to $3.6 million for 2015. The improvement over the prior year was due partly to the reversal of an indemnification liability of $0.5 million that had been set up associated with an acquisition in 2004. Stock based compensation relating to our PSUs decreased $0.2 million as a result of the changes in assumptions relating to the vesting in the prior and current period. Also contributing to the decrease is the weakening of the Canadian dollar relative to the US dollar of $0.2 million. Offsetting these decreases, is the impact of a $0.4 million decrease in the reversal of previously recorded stock based compensation due to changes in managements estimates as 2016 included a reversal of $0.2 million whereas 2015 included a reversal of $0.5 million. For the year ended December 31, 2015, SG&A expenses decreased by $0.7 million or 16% to $3.6 million for the year ended December 31, 2015 compared to $4.3 million for 2014. The improvement over 2014 was due largely in part to the weakening of the euro and the Canadian dollar relative to the US dollar. Also contributing to the decrease is the reversal of previously recorded stock based compensation due to changes in managements estimates, as well as a mark-to-market adjustment on the DSUs compared to the prior year as a result of the decline in share price to C$12.35 at the end of 2015 from C$15.42 per share at the end of 2014.

FORM 20-F	Page 33

Hydrogenics Corporation

R&D Expenses were $0.2 million for the year ended December 31, 2016 and less than $0.1 million at December 31, 2015, and reflect the cost of maintaining our intellectual property.

Net Other Finance Gains (Losses) increased by $2.1 million to a gain of $0.7 million for the 2016 year compared to a loss of $1.3 million at the end of 2015. The increase is due to the results for 2016 including a gain from change in fair value of outstanding warrants of $0.8 million as a result from the decrease in our share price over 2016. The 2015 figures included i) the issuance of warrants ($0.9 million); and (ii) fair value adjustments relating to held for trading foreign exchange forward contract ($0.6 million). In 2015, net other finance losses increased by $1.1 million to a loss of $1.3 million for the 2015 year compared to a loss of $0.2 million at the end of 2014. The increase is due to i) the issuance of warrants ($0.9 million); and (ii) fair value adjustments relating to held for trading foreign exchange forward contract ($0.6 million).

Loss on joint venture were $0.2 million for the year ended December 31, 2016 and less than $0.1 million at December 31, 2015.

Interest expense increased by $0.4 million to $1.8 million for the 2016 year. The increase is due to increased interest expense on the institutional long-term debt entered into in 2015 ($0.2 million) as it was outstanding for greater days in 2016; and interest expense on the long-term debt with EDC entered into in 2016 of $0.2 million. For the year ended December 31, 2015, interest expense increased by $0.8 million to $1.3 million. The increase is due to interest expense on the institutional long-term debt entered into in 2015 ($0.5 million); and financing costs related to the institutional long-term debt ($0.3 million).

Financial Condition

A discussion of the significant changes in our consolidated balance sheets

As at December 31

(Thousands of US dollars)

	December 31	December 31	Increase/(decrease)
	2016	2015	$	%
Cash, cash equivalents, restricted cash and short-term investments	$11,278	$24,901	$(13,623)	(55%)
Trade and other receivables	9,802	10,419	(617)	(6%)
Inventories	17,208	14,270	2,938	21%
Operating borrowings	2,111	1,086	1,025	94%
Trade and other payables	7,235	7,776	(541)	(7%)
Financial liabilities	3,939	9,034	5,095	56%
Warranty provisions (current and non-current)	2,062	3,193	(1,131)	(35%)
Deferred revenue (current and non-current)	14,282	14,910	(628)	(4%)
Other non-current liabilities	$9,262	$3,121	$6,141	197%

FORM 20-F	Page 34

Hydrogenics Corporation

Cash, cash equivalents, restricted cash and short-term investments were $11.3 million, a decrease of $13.6 million or 55%. Refer to Section 6 – Liquidity for a discussion of the change in cash, cash equivalents, restricted cash and short-term investments.

Trade and other receivables were $9.8 million. Excluding the foreign exchange impact as a result of the weakening of the euro relative to the US dollar, trade and other receivables decreased $0.4 million due to the collection of outstanding receivables in the period.

Inventories were $17.2 million compared to $14.3 million, an increase of 21%. Excluding the foreign exchange impact as a result of the weakening of the euro when compared to the US dollar in the current period, inventories in fact increased approximately $3.2 million as a result of expected product deliveries during early 2017.

Operating borrowings were $2.1 million compared to $1.1 million, an increase of 94%, the result of the increased working capital requirements associated with the increase in inventory.

Trade and other payables were $7.2 million, a decrease of $0.5 million compared to $7.8 million at the end of December 31, 2015. Suppliers payments for inventory shipped during the fourth quarter of 2016 increased as compared to 2015, associated with the increase in operating borrowings.

Financial liabilities were $3.9 million, a decrease of $5.0 million, primarily as a result of the repayment of the institutional debt outstanding at December 31, 2015 of $7.1 million, partially offset by the current portion of long-term debt for the Province of Ontario and EDC of $3.2 million.

Warranty provisions were $2.1 million, a decrease of $1.1 million from $3.2 million at December 31, 2015. The decrease is due to the timing of the expiration of product warranties, as well as the decrease in revenue in 2016 as fewer products were sold.

Deferred revenues were $14.3 million, a decrease of $0.6 million or 4%, reflecting changes in customer deposits received. As a result of increased deposits related to order bookings in the Power business segment, deferred revenues increased approximately $2.1 million. This was offset by a decrease in the OnSite business segment related to a significant deposit at December 31, 2015 related to a government project.

Other non-current liabilities were $9.3 million at December 31, 2016, an increase of $6.1 million due primarily to the long-term debt entered into with EDC in 2016, for which $6.5 million was included in other non-current liabilities. This was partially offset by a decrease in other non-current liabilities related to the long-term debt with the Province of Ontario, as the current portion increased.

FORM 20-F	Page 35

Hydrogenics Corporation

Summary of Quarterly Results

A summary view of our quarterly financial performance

The following table highlights selected financial information for the eight consecutive quarters ended December 31, 2016.

(Thousands of US dollars - except per share amounts)

	2016 Q4	2016 Q3	2016 Q2	2016 Q1	2015 Q4	2015 Q3	2015 Q2	2015 Q1
Revenues	$8,730	$6,733	$9,198	$4,329	$11,321	$9,644	$7,368	$7,531
Gross profit	1,965	1,000	1,819	1,211	1,675	2,101	1,042	1,153
Gross margin %	23%	15%	20%	28%	15%	22%	14%	15%
Adjusted EBITDA[1]	(1,737)	(1,466)	(2,463)	(1,889)	(1,838)	(1,382)	(2,342)	(2,313)
Net loss	(2,504)	(1,899)	(3,092)	(2,362)	(2,122)	(2,192)	(3,701)	(3,427)
Net loss per share - (basic and fully Diluted)	$(0.20)	$(0.15)	$(0.25)	$(0.19)	$(0.20)	$(0.22)	$(0.37)	$(0.34)
Weighted average common shares outstanding	12,542,950	12,544,960	12,541,080	12,540,757	10,518,178	10,092,375	10,091,498	10,090,481

Note:

1.	Adjusted EBITDA is a Non-IFRS measure. See Page 38 for the definition and reconciliation of this Non-IFRS measure.

In the first quarter of 2016, our net loss decreased by $1.1 million ($0.15 per common share) compared to the first quarter of 2015. This decrease is primarily due to a decrease in foreign currency losses of $0.8 million, higher margin sales, as well as an increase in other finance gains of $0.1 million due to the change in market value of the outstanding warrants, partially offset by an increase in interest expense of $0.3 million.

In the second quarter of 2016, our net loss decreased by $0.6 million ($0.12 per common share) compared to the second quarter of 2015. The change is primarily due to a decrease in other finance losses of $0.8 million, an improvement in margin due to product mix as well as higher absorption of indirect overhead costs as a result of the increase in revenue. This was partially offset by an increase in SG&A expenses and R&D expenses.

In the third quarter of 2016, our net loss decreased by $0.3 million ($0.07 per common share) compared to the third quarter of 2015. This increase primarily reflects a decrease in other finance losses of $0.4 million, an increase in adjusted EBITDA loss due to a decrease in gross profit of $1.1 million, partially offset by a decrease in net R&D expenses of $0.8 million and a decrease in SG&A expenses of $0.2 million (excluding compensation indexed to our share price) as well as a decrease related to the reversal of previously charged compensation expense of $0.2 million relating to our PSUs, partially offset by an increase in compensation indexed to our share price of $0.1 million.

In the fourth quarter of 2016, our net loss increased by $0.4 million compared to the fourth quarter of 2015. A discussion of the key items is as follows:

•	Revenues decreased $2.6 million, or 23%, reflecting decreased revenues in our OnSite Generation business unit driven by a decline in new capital and plant expansion expenditures by customers, partially offset by an increase in our Power Systems business unit reflecting increased order shipments in the last three months of the year related to Chinese mobility orders as well as shipments related to our hydrogen fuel cell systems for commuter trains in Europe.

•	Gross profit was $2.0 million (23% of revenues) compared to $1.7 million (15% of revenues). The increase in gross margin is due to the absence of the lower margin project to a research organization included in the results of the fourth quarter of 2015.

FORM 20-F	Page 36

Hydrogenics Corporation

•	SG&A expenses were $3.1 million, an increase of $0.6 million or 25%. Excluding the impacts of stock-based compensation (recovery), SG&A expenses increased $0.1 million, due to a provision in our allowance for doubtful accounts of $0.8 million. This was partially offset by timing in our SG&A expenses in the quarter.

•	R&D expenses were $0.7 million, a decrease of $0.2 million or 233% from $1.0 million in the fourth quarter of 2015. R&D activity has increased in OnSite Generation business unit due to increased spending, and is offset by increased funding both of which are primarily due to the power to gas demonstration project in Denmark, announced in February 2016, reducing the overall R&D expenses.

•	Our loss from joint venture was $0.1 million in the fourth quarter of 2016, an increase of $0.2 million from a gain in the fourth quarter of 2015.

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

FORM 20-F	Page 37

Hydrogenics Corporation

Reconciliation and Definition of Non-IFRS Measures

A description, calculation, and reconciliation of certain measures used by management

Non-IFRS financial measures, including earnings before interest, taxes, depreciation and amortization (“EBITDA”), “Adjusted EBITDA” and “cash operating costs” are used by management to provide additional insight into our performance and financial condition. We believe these non-IFRS measures are an important part of the financial reporting process and are useful in communicating information that complements and supplements the consolidated financial statements.

Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”)

The Company believes Adjusted EBITDA assists investors in comparing a company’s performance on a consistent basis excluding depreciation and amortization, stock-based compensation, including both share settled PSUs and stock options, equity settled restricted share units (“RSUs”) and cash settled deferred share units (“DSUs”), which are non-cash in nature and can vary significantly. We believe that removing these expenses is a better measurement of operational performance. Investors should be cautioned that Adjusted EBITDA, as reported by us, may not be comparable in all instances to Adjusted EBITDA, as reported by other companies.

The following table provides a reconciliation of Adjusted EBITDA with net loss:

	Year ended December 31
	2016	2015	2014
Net loss	$(9,857)	$(11,442)	$(4,523)
Finance income	1,451	3,128	697
Depreciation of property, plant and equipment and intangible assets	751	630	661
Compensation indexed to share price	(290)	(234)	82
Stock-based compensation expense	390	43	544
Adjusted EBITDA	$(7,555)	$(7,875)	$(2,539)

Cash Operating Costs

We report cash operating costs because management feels they are a key measurement of the normal operating costs required to operate the ongoing business units of the Company. Cash operating costs are regularly reported to the chief operating decision maker and correspond to the definition used in our historical quarterly discussions. Investors should be cautioned that cash operating costs as reported by us may not be comparable in all instances to cash operating costs as reported by other companies.

The following table provides a reconciliation of cash operating costs with total operating expenses consisting of Selling, general and administrative expenses and Research and product development expenses:

FORM 20-F	Page 38

Hydrogenics Corporation

	Year ended December 31
	2016	2015	2014
Selling, general and administrative expenses	$10,825	$10,215	$11,756
Research and product development expenses	3,576	4,070	3,284
Total operating costs	$14,401	$14,285	$15,040
Less: Depreciation of property, plant and equipment and intangible assets	(407)	(374)	(475)
Less: Compensation indexed to share price	290	234	(82)
Less: Stock-based compensation expense	(390)	(43)	(544)
Cash operating costs	$13,894	$14,102	$13,939

Impact of inflation

None.

Impact of Foreign Currency Fluctuations

For information regarding the impact of foreign currency fluctuations on our Company, see “Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources – Foreign Currency Risk” and “Note 4 – Risk Management Arising from Financial Instruments – Foreign Currency Risk” to our consolidated financial statements, which can be found on page F-51 of this form, and is incorporated by reference herein.  We currently have limited currency hedging through financial instruments. We carry a portion of our short-term investments in Canadian dollars and euros.

Governmental Policies

For information regarding the potential impact of changes in governmental policies on the Company, see “Item 3. Key Information – Risk Factors – Risk Factors Related to Our Business and Industry.”

Liquidity and Capital Resources

A discussion of our cash flow, liquidity, credit facilities and other disclosures

The following section explains how we manage our cash and capital resources to carry out our strategy and deliver results.

Cash Used in Operating Activities

	Years ended December 31
(Thousands of US dollars)	2016	2015	$ Change	% Change
Net loss	$(9,857)	$(11,442)	$1,585	15%
(Increase) decrease in restricted cash	542	2,172	(1,630)	(75%)
Net change in non-cash working capital	(5,382)	1,598	(6,980)	n/a
Other items not affecting cash	1,484	1,834	(350)	(28%)
Cash used in operating activities	$(13,213)	$(5,838)	$7,375	126%

FORM 20-F	Page 39

Hydrogenics Corporation

Changes in cash used in operating activities in 2016 compared to 2015 are discussed below.

•	Net loss decreased $1.8 million or 15% as described above in Section 3 – “Operating Results”.

•	Restricted cash decreased $1.6 million or 75% as a result of reduced outstanding standby letters of credit and letters of guarantee as at December 31, 2016.

•	Changes in non-cash working capital decreased $6.9 million as described above in Section 4 – “Financial Condition”.

•	Other items decreased by $0.5 million or 28%. The decrease is primarily the result of; (i) a $0.8 million increase in other finance gains (losses) as a result of the change in fair value of outstanding warrants as a result of the decrease in our share price; (ii) a $0.8 million decrease in warrants issued, partially offset by (iii) a $0.5 million increase in unrealized foreign exchange losses; and a $0.3 million increase in stock-based compensation expense.

At current operating levels, we anticipate consuming between $2.0 million and $4.0 million of cash in 2017 to fund our anticipated net losses, non-cash working capital requirements and capital expenditures. In the event we are successful in securing orders in excess of our base case revenue outlook, our cash requirements may increase.

Cash Provided By (Used in) Investing Activities

	Years ended December 31
(Thousands of US dollars)	2016	2015	$ Change	% Change
Purchases of property plant and equipment	(2,955)	(2,028)	$(927)	(46%)
Receipt of IDF government funding	1,201	118	1,083	918%
Purchase of intangibles	(48)	(105)	57	54%
Cash used in investing activities	$(1,802)	$(2,015)	$213	11%

Cash used in investing activities during 2016 was $1.8 million compared to $2.0 million for the year ended December 31, 2015 with the decrease due to a decrease in net spending on property, plant and equipment as a result of increased funding offsetting the increased expenditures. The current year expenditures related primarily to the Ontario Canada, IESO 2 MW Power-to-Gas storage project which will be operational in 2017, as well as expenditures on cost-reducing production equipment.

Cash Provided By Financing Activities

	Years ended December 31
(Thousands of US dollars)	2016	2015	$ Change	% Change
Repayment of long-term debt - institutional	$(7,500)	-	$(7,500)	(100%)
Repayment of repayable government contributions	(374)	$(213)	(161)	(76%)
Proceeds of borrowings	8,715	6,866	1,849	27%
Proceeds of operating borrowings	1,072	1,113	(41)	(4%)
Common shares issued, warrants and options exercised	-	17,559	(17,559)	(100%)
Cash provided by (used in) financing activities	$1,913	$25,325	$(23,412)	(92%)

FORM 20-F	Page 40

Hydrogenics Corporation

Changes in cash provided by financing activities for the year ended December 31, 2016 was $1.9 million compared to $25.3 million in the prior year. In 2016, we repaid our institutional long-term debt for a total repayment of $7.5 million. We also entered into a long-term loan with EDC for net proceeds of $8.7 million after financing fees.

In 2015 we issued 2,448,385 shares for net proceeds of $17.5 million in 2015, as well as entered into an 18 month facility with a syndicate of institutional lenders for net proceeds after financing fees of $6.9 million.

Credit Facilities

On November 4, 2016, Hydrogenics entered into a loan agreement with EDC for a five year facility of $9.0 million. Included in the terms of the loan agreement, was the issuance of 200,575 warrants to EDC. Each warrant is exercisable for one common share of the Company at an exercise price of US$6.85 per common share. The loan bears interest at an annual interest rate of U.S. prime plus 10%, declining to U.S. prime plus 7% (or 5%) if certain annual EBITDA thresholds are met.

At December 31, 2016, we had a Belgian joint credit and operating line facility of €9.2 million. Under this facility, we may borrow up to a maximum of 75% of the value of awarded sales contracts, approved by the Belgian financial institution, to a maximum of €0.5 million; and may also borrow up to €1.5 million for general business purposes, provided sufficient limit exists under the overall facility limit of €9.2 million. Of this, €2.8 million or approximately $2.9 million was drawn as standby letters of credit and bank guarantees and €2 million or approximately $2.1 million was drawn as an operating line. At December 31, 2016, we had availability of less than €4.4 million or approximately $4.7 million (December 31, 2015 - $2.4 million) under this facility for use as letters of credit and bank guarantees.

The Belgian credit facility bears interest at EURIBOR plus 1.45% per annum and is secured by a €1 million secured first charge covering all assets of the borrower, as well as related current and future receivables. Hydrogenics Corporation has also provided a €2.2 million parent company guarantee The credit facility contains a negative pledge precluding the borrower from providing security over its assets. Additionally, our Belgian subsidiary is required to maintain a solvency covenant, defined as equity plus current account (intercompany account with our Corporate entity), divided by total liabilities of not less than 25% and ensure that its intercompany accounts due to Hydrogenics do not fall below a defined level. At December 31, 2016, we were in compliance with these covenants.

At December 31, 2016 we also had a Canadian credit facility of $2.3 million. At December 31, 2016, $nil million was drawn as standby letters of credit and bank guarantees. At December 31, 2016, we had $2.3 million (December 31, 2015 - $2.2 million) available under this facility for use only as letters of credit and bank guarantees.

These letters of credit and bank guarantees relate primarily to obligations in connection with the terms and conditions of our sales contracts. The standby letters of credit and letters of guarantee may be drawn on by the customer if we fail to perform our obligations under the sales contracts.

On September 28, 2011, we entered into a loan agreement with the Province of Ontario’s Ministry of Economic Development, Strategic Jobs and Investment Fund for funding up to C$6.0 million. Eligible costs had to be incurred between October 1, 2010 and September 30, 2015. Commencing in the fourth quarter of 2016, the loan bears interest at a rate of 3.67% and will require repayment at a rate of 20% per year of the outstanding balance.

The loan is collateralized by a general security agreement covering assets of Hydrogenics Corporation. Additionally, the Corporation is required to maintain a minimum balance of cash in Canadian dollars in a Canadian financial institution at all times. We were in compliance with this covenant at December 31, 2016.

FORM 20-F	Page 41

Hydrogenics Corporation

Financial Instruments, Long-term Debt, Commitments and Contingent Off-balance Sheet Arrangements

The Corporation’s financial instruments and the nature of the risks, existing or potential, are as set out in the following table:

Risk
Market
Financial Instruments	Credit	Liquidity	Currency	Interest Rate
Cash and cash equivalents and restricted cash	X		X	X
Short-term investments	X		X	X
Trade and other receivables	X		X
Trade and other payables		X	X
Financial liabilities		X	X
Non-current liabilities		X	X

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

Currency risk

Foreign currency risk arises because of fluctuations in exchange rates. We conduct a significant portion of our business activities in currencies other than the functional currency of the parent company (US dollars) and the functional currency of our self-sustaining subsidiaries (euro). This primarily includes Canadian dollar transactions at the parent company and US dollar transactions at our self-sustaining subsidiaries.

Our objective in managing foreign currency risk is to minimize our net exposures to foreign currency cash flows by converting cash balances into foreign currencies to the extent practical to match other foreign currency obligations. Our foreign exchange risk management program includes the potential use of foreign exchange currency forward contracts to fix the exchange rates on short-term Canadian dollar, euro and US dollar denominated transactions and commitments.

Interest rate risk

Interest rate risk arises because of the fluctuation in market interest rates. We are subject to interest rate risk on our cash and cash equivalents, restricted cash and short-term investments, and variable rate long-term debt.

FORM 20-F	Page 42

Hydrogenics Corporation

Liquidity risk

Liquidity risk arises from our general funding needs and in the management of our assets, liabilities and optimal capital structure. We manage liquidity risk to maintain sufficient liquid financial resources to fund our commitments and obligations in the most cost-effective manner possible.

We have sustained losses and negative cash flows from operations since our inception. At December 31, 2016, we had approximately $11.3 million of cash and cash equivalents and restricted cash. The Company monitors its financial position on a monthly basis at minimum, and updates its expected use of cash resources based on the latest available data. Such forecasting takes into consideration the Company’s financing plans and compliance with internal targets.

There are uncertainties related to the timing and use of our cash resources and working capital requirements. These uncertainties include, among other things, the timing and volume of commercial sales and associated gross margin of our existing products and the development of markets for, and customer acceptance of, new products. Throughout 2017, we do not expect our operations to generate sufficient cash flow to fund our obligations as they come due. As such, these obligations will be funded out of existing and forecasted cash resources to the extent possible.

We may need to take additional measures to increase its liquidity and capital resources, including obtaining additional debt or equity financing, pursuing joint-venture partnerships, equipment financings or other receivables financing arrangements. We may experience difficulty in obtaining satisfactory financing terms. Failure to obtain adequate financing on satisfactory terms could have a material adverse effect on Hydrogenics’ results of operations or financial condition.

Commitments

The following table of our material contractual obligations at December 31, 2016, sets forth the aggregate effect these obligations are expected to have on our cash flows for the periods indicated:

(Thousands of US dollars)
Payments due in	Operating Leases	Purchase Obligations
2017	$1,013	$6,261
2018	821	26
2019	512	-
2020	427	-
2021 and thereafter	292	-
	$3,065	$6,287

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

TREND INFORMATION

Current Market Environment

Our strategy is to profitably grow hydrogen energy solutions for diverse applications globally. We continue to leverage the milestones and reference sites established in 2016 and prior years to gain additional traction in the following target markets and applications:

FORM 20-F	Page 43

Hydrogenics Corporation

Motive Power – We achieved a key milestone in 2016 with delivery of the first pre-commercial units for the Company’s ten year commuter train propulsion system contract with Alstom Transport, which at €50 million is the largest order in our history. This order highlights the commercial maturity and strong competitive positioning of our fuel cell technology. These pre-commercial units will be field tested over the first quarter of 2017 and it is expected that commercial production will begin in late 2017. Also, in the third quarter of 2016, Alstom Transport highlighted the hydrogen power train at the Innotrans rail show in Berlin which generated additional interest on the part of end customers.

Our China strategy began to show results in 2016 with significant orders and revenue received from several of our key integrators (those companies that take our fuel cell and incorporate it into buses and other vehicles provided by original equipment manufacturers. Our backlog and sales pipeline is strong in this area with further orders expected in future quarters. We also anticipate further opportunity for our heavy duty fuel cell modules in other propulsion applications in the near future.

Stationary Power – We continue to work with our partner Kolon in South Korea to evaluate future growth opportunities in stationary power applications in Korea. The success of the pilot plant provides the potential opportunity to scale into multiple multi-megawatt installations throughout South Korea. The pilot plant is in the process of being moved to a new location in South Korea and we are currently in ongoing discussions with Kolon and power plant operators and expect further announcements in due course.

Energy Storage – In 2016 we commissioned our second Power-to-Gas facility with E.ON. This milestone firmly establishes the commercial scale building block for many multi megawatts facilities in the future. Currently we have a pipeline of approximately 70 megawatts of qualified leads worth in excess of $70 million. Conversion of these qualified leads into sales orders is dependent on completion of competitive process, funding, and policy evolution in the European Union. We are now constructing our two megawatt power to gas project in the Greater Toronto Area in partnership with Enbridge. When complete 2017, this will become our first North American reference site for Power-to-Gas.

We are experiencing a willingness on the part of utilities and regulatory agencies to increase spending in the growing problem areas related to energy storage and grid stabilization and our pipeline remains robust in this area. We are also seeing a gradual maturation around the regulatory framework needed to integrate energy storage into an overall energy framework to permit its cost effective rollout. In addition, we continue to witness governments in many jurisdictions showing a willingness to increase spending on alternative energy projects for the same purpose. We believe we are well positioned to benefit from government initiatives in Canada, the European Union (particularly in Germany) and the United States (particularly in California), which we expect will positively impact our business. Recently, an increase in interest in our power-to-gas application and orders for energy storage and fueling stations in Europe, California, the UK and other geographies has signaled what we believe could be a significant increase in opportunities in the markets we serve.

Hydrogen Fueling – The movement to hydrogen powered buses, trains, trucks and automobiles has created demand for fueling infrastructure in the markets where these vehicles are being launched (principally Europe, China, Japan, Korea & California). We have been involved with the construction of over 50 fueling stations globally and see increased demand for hydrogen fueling, especially when it can be linked to electrolyzed hydrogen coming from electricity that is generated from renewable sources such as wind and solar energy thus reducing the carbon footprint of the production of hydrogen.

Delivery Outlook & Trend Information

We operate in various markets and in this MD&A, define the market in which we have a product offering, as a relevant market. Our delivery outlook is segmented by relevant market and is subject to a number of factors that are within our control, such as product development and market engagement initiatives, as well as a number of factors beyond our control, such as macroeconomic conditions. As part of our annual business planning cycle, we make a number of assumptions regarding delivery outlook in each of our relevant markets in order to best allocate our resources.

Set forth below is a summary assessment of those factors we anticipate will most significantly influence deliveries by relevant market as well as our anticipated level of deliveries by relevant market. We caution that readers should not place undue reliance on this assessment and refer to our forward-looking statement on Section 17 of our MD&A.

FORM 20-F	Page 44

Hydrogenics Corporation

Relevant Market	Economic Activity in 2016	External and Corporate Specific Considerations	Anticipated Economic Activity in 2017
Industrial Gas	Revenues and orders delivered were lower than in 2015.	We continue to experience the impact of economic uncertainty in many of the markets where we have leadership in industrial gas (notably Russia and the Eurozone region).	We anticipate revenues and orders delivered will be higher than in 2016.
Hydrogen Fueling Stations	Revenues and orders delivered were consistent with 2015.	Governments continue to support programs to accelerate the use of hydrogen fueling stations. Automobile companies have also announced increased production levels of hydrogen fuel cell vehicles. We are continuing to dedicate resources to secure additional business.	We anticipate revenues and orders delivered will be higher than in 2016.
Motive/Mobile Power	Revenues and orders delivered were higher than in 2015 (excluding the impact of the Alstom Transport order).	We expect the Chinese bus market will continue to grow and the commercial production of Alstom Transport commercial rail car fuel cell production will commence in 2017.	We anticipate revenues and orders delivered will be higher than in 2016.
Energy Storage, Power to Gas and Ancillary Services	Revenues and orders delivered were lower than in 2015.	Our Toronto area Enbridge Power-to-Gas facility will go-live in 2017 resulting in the first North American reference site for Power-to-Gas.	We anticipate revenues and orders delivered will be higher than in 2016.
Stationary Power and Other Power Products	Progression and completion of anticipated milestones in custom projects.	Our expertise on custom engineering projects is well regarded by end-users. We continue to target custom engineering projects on a case by case basis.	We anticipate revenues and orders delivered will be higher than in 2016.

Outlook Summary

The timing and full realization of the opportunities above, under the current market environment, cannot be assured or specifically established. It is however important to understand the magnitude of these opportunities and the transformative impact that any one of them will have on the business going forward.

Over the past few years, we have taken significant steps to reduce operating and product costs, streamline our operations and strengthen our consolidated financial position. While we may see volatility in our costs over the short-term, our expectations for the long-term are that our trend of improved cost efficiency will continue. At December 31, 2016, our order backlog was $106.6 million (December 31, 2015 – $93.3 million) spread across numerous geographical regions, of which $38.1 million is expected to be recorded as revenue in the next 12 months.

As a global company, we are subject to the risks arising from adverse changes in global economic and political conditions. Economic conditions in leading and emerging economies have been, and remain, unpredictable. In particular, currency fluctuations could have the impact of significantly reducing revenue and gross margin as well as the competitive positioning of our product portfolio. These macroeconomic and geopolitical changes could result in our current or potential customers reducing purchases or delaying shipment which could cause revenue recognition on these products to shift into 2018 or beyond.

FORM 20-F	Page 45

Hydrogenics Corporation

OFF-BALANCE SHEET ARRANGEMENTS

Contingent Off-balance Sheet Arrangements

We do not have any material obligations under forward foreign exchange contracts, guarantee contracts, retained or contingent interests in transferred assets, outstanding derivative instruments or non-consolidated variable interests. Our forward foreign exchange contracts have been accounted for as financial instruments in our consolidated financial statements.

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

FORM 20-F	Page 46

Hydrogenics Corporation

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

Directors

The following table sets forth information with respect to our directors as of March 8, 2017:

Name and Province or State and Country of Residence	Title	Director or Executive Officer Since
Douglas Alexander (1) Ontario, Canada	Chairman of our Board of Directors	2006

Michael Cardiff (1) Ontario, Canada	Director	2007

Joseph Cargnelli Ontario, Canada	Chief Technology Officer and Director	1996

Sara Elford, (1) British Columbia, Canada	Director	2016

David C. Ferguson (3) (4) Ontario, Canada	Director	2014

Donald Lowry (2) (5) Alberta, Canada	Director	2000 – 2007 2013

Daryl Wilson Ontario, Canada	President and Chief Executive Officer and Director	2006

Notes:

1.	Member of the Audit Committee and the Human Resources and Corporate Governance Committee.
2.	Chairman of the Human Resources and Corporate Governance Committee.
3.	Member of the Human Resources and Corporate Governance Committee.
4.	Chairman of the Audit Committee.
5.	Member of the Audit Committee.

Each director will hold office until the next annual and special meeting of shareholders, or until his successor is duly elected or appointed.

Douglas S. Alexander, Chairman of our Board of Directors. Mr. Alexander joined our Board of Directors in May 2006 and has served as Chairman of our Board of Directors since May 2009. Mr. Alexander is a Chairman of the Board of Directors of Equitable Life Insurance Company, a Director and member of the Audit Committee of Critical Outcome Technologies Inc. and has served as the Chief Financial Officer of various Canadian public companies for 15 years. Mr. Alexander served as a director of Stuart Energy from 2003 to January 2005 and served as a director on Biorem Technologies Inc. from 2010 to 2012. From 1999 to 2004, Mr. Alexander was Executive Vice President and Chief Financial Officer of Trojan Technologies Inc., an international environmental high technology company. Mr. Alexander’s financial expertise and corporate experience, including responsibility for the Human Resources function while at Trojan Technologies Inc., in addition to his extensive knowledge of the business, assist him in assessing appropriate executive compensation based on the Company’s performance. Mr. Alexander is a Chartered Professional Accountant and is a member of the Institute of Chartered Accountants in Scotland and Ontario. He is also a Chartered Director, having graduated from the Director’s College, a joint venture between McMaster University and the Conference Board of Canada. Mr. Alexander resides in Ontario, Canada.

FORM 20-F	Page 47

Hydrogenics Corporation

Michael Cardiff, Director. Mr. Cardiff joined our Board of Directors in November 2007. He was most recently Global Senior Vice President for the Office of the CFO Business Unit at INFOR, a $3 billion revenue software company. His business unit included software for financials, payroll, human resources, performance management, business intelligence, planning and forecasting, compliance and risk management. Prior to holding that position, Mr. Cardiff held numerous senior positions in a number of technology companies, including large multinationals such as EDS, SAP and IBM, as well as startup companies such as Fincentric, Convergent Technologies, Tandem, and Stratus Computer. Mr. Cardiff is currently also a director of Aterna Zentaris and Startech.Com. Mr. Cardiff has also served as a director of other publicly traded companies, including Husky Injection Molding, Descartes Systems Group, Visible Genetics and Burntsand Inc. He has also been a director of private companies, including Solcorp, Spectra Security Software and Visible Decisions and not-for-profit organizations such as The Toronto International Film Festival, Roy Thomson Hall and Medic Alert Foundation. Mr. Cardiff holds the ICD.D designation from the Institute of Corporate Directors. Mr. Cardiff has also been recognized with a Canadian export Lifetime Achievement Award as well as one of Canada’s Top 40 under 40. Mr. Cardiff is a member of, and holds the ICD.d designation from the Institute of Corporate Directors. Mr. Cardiff resides in Ontario, Canada.

Joseph Cargnelli, Chief Technology Officer and Director. Mr. Cargnelli is one of our founders and served as a director from January 1996 to January 2005, when he resigned in connection with the closing of the Stuart Energy acquisition. Mr. Cargnelli was re-elected at the meeting of shareholders on May 17, 2005. Mr. Cargnelli served as our Treasurer from January 1996 until July 2000. Mr. Cargnelli was appointed as our Vice President, Technology in July 2000. His title was changed to Chief Technology Officer in April 2003 and he continues to serve in that capacity. Mr. Cargnelli earned both a Masters of Applied Science degree in Mechanical Engineering and a Bachelor of Applied Science degree in Mechanical Engineering from the University of Toronto. From April 1992 to April 1993, Mr. Cargnelli served as a Research Engineer with the Laboratory of Advanced Concepts in Energy Conversion Inc., a laboratory engaged in the research, development and demonstration of alkaline fuel cells and hydrogen storage methods. Mr. Cargnelli is a member of the Professional Engineers of Ontario. Mr. Cargnelli resides in Ontario, Canada.

Sara Elford, Director. Ms. Elford was appointed to the Board of Directors in January 2016. Ms. Elford is a corporate director. Prior to that, Ms. Elford was a sell-side equity research analyst with Canaccord Genuity, with over 20 years of experience in the capital markets industry. Over the course of her analyst career, Ms. Elford followed a broad range of industries and business models, with a specific, but not exclusive, focus on emerging companies, technologies and/or sectors. According to Thomson Reuters Starmine, she was named in the top two for stock picking in her sector six times since 2003, and in 2005 she was named the top stock picker in Canada across all sectors and analysts. Ms. Elford has been a CFA Charterholder since 1997 and completed the academic requirements for the directors’ education program with the ICD in 2015. She is currently a member of the FTSE Environmental Markets Committee and is also a member of the Board of Directors of Carmanah Technologies and Pure Technologies. She is a graduate of Bishop’s University in Quebec. Ms. Elford resides in British Columbia, Canada.

David C. Ferguson, Director. Mr. Ferguson was appointed to the Board of Directors in October 2014. Mr. Ferguson was Executive Managing Director and Chief Financial Officer of BMO Capital Markets and was a member of the Board of Directors of BMO Nesbitt Burns between 1999 and 2012.  Prior to 1999, he had a 25 year career at KPMG including 16 years as an audit partner in the Toronto office serving major clients in the manufacturing, mining, and financial services sectors.  Mr. Ferguson is a member of the Board of Directors of GMP Capital Inc. where he serves as Chair of the Audit Committee and a member of the Governance Committee. He also serves on the Boards of Directors and chairs the Audit Committees of two private companies, Antares Holdings GP, Inc. and Highland Therapeutics Inc.  Mr. Ferguson is the former President and Chair of the Board of Directors of the Canadian Opera Company, one of Canada’s leading performing arts organizations.  Mr. Ferguson is a Fellow of the Institute of Chartered Professional Accountants of Ontario, and member of the Institute of Corporate Directors.  Mr. Ferguson received Bachelor of Commerce and Master of Business Administration degrees from the University of Toronto. Mr. Ferguson resides in Ontario, Canada.

Don Lowry, Director. Mr. Lowry was appointed to the Board of Directors in January 2013. After 16 years, Don Lowry stepped down from the position of President & CEO of EPCOR Utilities in March of 2013 to focus on corporate board work and to serve on local community boards and associations. Prior to joining EPCOR, Don spent more than 20 years in the telecommunications industry. He was President and Chief Operating Officer of Telus Communications Inc. and Chair of Alta Telecom. Don is currently non-executive Chair of Capital Power and served as non-executive Chair of Canadian Oil Sands from 2009 to 2016. As well, he serves as a director of Stantec and Melcor REIT. Don earned his ICD.D designation from the Rotman School of business. He was the Chair of the 2014-2016 Edmonton World Triathalon. In 2013 he established the Don and Norine Lowry, Women of Excellence annual scholarship for Edmonton women pursuing their post-secondary education in Edmonton. In 2010 Don was recognized as Alberta Venture’s Business Person of the Year; and was the Alberta Chamber of Resources’ Resource Person of the year in 2014. Don holds a B.Comm. (Honours) and an MBA from the University of Manitoba. He is also a graduate of the Harvard Advanced Management Program and the Banff School of Management. Mr. Lowry was previously a Board member at Hydrogenics from 2000-2007. Mr. Lowry resides in Alberta, Canada.

FORM 20-F	Page 48

Hydrogenics Corporation

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

Executive Officers

The following table sets forth information with respect to our executive officers as of March 8, 2017:

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

FORM 20-F	Page 49

Hydrogenics Corporation

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

COMPENSATION

As the Company reports its financial results in U.S. dollars, the following discussion is prepared showing U.S. dollars, except as otherwise noted, notwithstanding that the currencies in which the Named Executive Officers (as defined below) are paid in Canadian dollars and euro. The average exchange rates for the year ended December 31, 2016, for the purposes of the following disclosure, are US$1 = CA$1.3227, and US$1 = 0.9081 euro, as reported by the Bank of Canada. The exchange rates as at December 31, 2016, for the purposes of the following disclosure, are US$1 = CA$1.3426, and US$1 = 0.9476 euro, as reported by the Bank of Canada.

The following compensation discussion and analysis is intended to supplement the more detailed information concerning compensation of executive officers and directors that appears in the tables that follow. Our goal is to provide a better understanding of our compensation practices and decisions made concerning the compensation payable to our executive officers and directors for 2016.

Elements of Executive Compensation Program

Our executive compensation program has three principal components: base salary; short-term incentive (paid in cash); and long-term, equity based incentives.

We believe this variable compensation encourages high performance, promotes accountability and ensures that the interests of our executive officers are aligned with the interests of shareholders by linking individual performance and increases in shareholder value. Each of the components’ specified objectives are set forth below.

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

Base Salary

The objectives of base salary are to recognize market pay, acknowledge competencies and skills of individuals and reward individual contribution. The annual base salary for each of our Named Executive Officers was initially determined at the time of hire based on a number of customary factors, and is documented in an employment agreement provided to the executive officer (see also “Summary Compensation Table ― Employment Agreements”).

Short-term Incentives

We provide a short-term incentive plan in which the Named Executive Officers, as well as other managers and employees, participate. This incentive plan is intended to reward achievement of short-term financial performance objectives and milestones and focus on key financial, strategic and other business objectives. Pursuant to the short-term incentive plan, we have established layers of performance incentives up to certain percentages of base salary based on market benchmarking. In landmark years, the committee may elect to award a “stretch maximum” of 100% of base salary. The percentage that an executive is awarded is based on the achievement of corporate objectives, the achievement of business unit objectives and the achievement of individual objectives is determined by the Human Resources and Corporate Governance Committee. Certain Named Executive Officers have employment agreements with us that modify our short-term incentive compensation (see “Summary Compensation Table ― Employment Agreements”).

FORM 20-F	Page 50

Hydrogenics Corporation

For 2016, the target bonuses were equal to 50% of base salary for each of President and Chief Executive Officer, Chief Financial Officer and Corporate Secretary, and Chief Technology Officer, and 100% of base salary for the Vice President Sales and Marketing, and up to €35,000 for the General Manager, OnSite Generation.

Long-term Incentives

Long-term compensation is designed to focus executives’ attention on the long-term interests of the Company and its shareholders. In 2012, the Company implemented a new Omnibus Plan which was approved by shareholders at the 2012 Annual and Special Meeting held on May 7, 2012. A maximum of 1,002,490 Shares are available for issuance under the Omnibus Plan, representing 10% of the Company’s issued and outstanding Shares at that time. All employees, consultants and non-employee directors of the Company and any affiliate of the Company (if designated by the Board of Directors) are eligible to participate in the Omnibus Plan.

The evolution of the employment marketplace has contributed to the continuing development of innovative compensation practices involving several alternative forms of equity-based incentives. In view of these developments, the Omnibus Plan that permits the grant of stock options and Share Units settled in Shares provides the Company with a flexible and dynamic long-term incentive compensation structure that: (i) allows for the implementation of potential performance vesting conditions; (ii) removes the link between stock option awards and short-term performance; and (iii) eliminates the requirement for cash settlement under the previous RSU plan, thereby eliminating both cash flow and earnings volatility resulting from the former plan.

Prior to the adoption of the Omnibus Plan in 2012, the Company had an Old Option Plan and an old restricted share unit plan (“Old RSU Plan”). Upon the adoption of the Omnibus Plan, grants under these plans have now been frozen and no further grants or awards will be made under such plans. However, the Old Option Plan and the Old RSU Plan will continue in effect for so long as and solely to the extent necessary to administer previously-granted awards that remain outstanding under such plans. The Old RSU Plan is no longer in effect as there are no longer any awards outstanding under such plan. See “Long-Term Incentives – Periods Prior to 2012” below for a description of the Old Option Plan.

Stock Options

Under the Omnibus Plan, the Board may grant stock options to any eligible participant at any time. The exercise price for stock options will be determined by the Board, but may not be less than the fair market value of a Share (being the closing price of Shares on the TSX on the last trading day on which the Company’s Shares were traded occurring immediately prior to the applicable date, or if the Shares are not then traded on the TSX, as determined by the Board in its discretion) (the “Market Value”) on the date the stock option is granted, except in circumstances where the stock option is granted in exchange for another stock option, subject to TSX approval if required.

Stock options will vest and become exercisable as to one third of the stock option on each anniversary of the date of grant for the three years following the date of grant, unless otherwise specified in a participant’s option agreement.

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

FORM 20-F	Page 51

Hydrogenics Corporation

Under the Omnibus Plan, if an option holder’s employment or term as a director or consultant ceases as a result of the option holder’s death, retirement or disability or because of the sale of the company that employs the option holder, or to which the option holder is a director or consultant, all options vest immediately and may be exercised for 180 days (or, if earlier, to the end of the term). If an option holder’s employment or term as a director or consultant is terminated without cause, the option holder’s options that are vested or that would otherwise have vested within the reasonable or contractual notice period may be exercised for 90 days (or, if earlier, to the end of the term). If an option holder’s employment or term as a director or consultant is terminated by voluntary resignation, vested options may be exercised for 90 days (or, if earlier, to the end of the term) and unvested options are cancelled. If an option holder’s employment or term as a director or consultant is terminated for cause, all options are immediately cancelled. Notwithstanding the foregoing, but subject to applicable securities laws, the Board may, at its discretion, permit the exercise of any or all options held by an option holder in the manner and on the terms authorized by the Board, provided the Board may not authorize the exercise of an option beyond ten years from the date of grant, excluding any automatic extension for an expiry date that falls in a blackout period.

Share Units

The Board may grant Share Units under the Omnibus Plan to any eligible participant (other than non-employee directors) at any time. The terms and conditions of grants of Share Units, including the quantity, type of award, award date, vesting conditions, applicable vesting periods and other terms and conditions with respect to the award, as determined by the Board, will be set out in such participant’s RSU agreement or PSU agreement, as applicable.

Accounts will be maintained for each participant and each notional grant of Share Units, as granted to such participant from time to time, will be credited to such participant’s account. Share Units that fail to vest with respect to a participant or that are paid out to the participant are cancelled and will be removed from such participant’s account.

Upon the vesting and settlement of a Share Unit, the number of Shares covered by the Share Unit will be issued from treasury by the Company as fully paid non-assessable Shares, valued at not less than the Market Value as at the date of issuance (the “Issue Date”). If a participant gives notice to the Company, on or before the Issue Date, of its election to receive cash pertaining to a Share Unit, the Company, with the approval of the Board, may agree to pay an amount in cash equal to the aggregate Market Value of the Shares to be issued in place of issuing to the participant Shares under the Share Unit.

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

If a participant’s employment is terminated for cause or the participant ceases to be a director or consultant on a similar basis, the participant forfeits all rights, title and interest in all of his or her awards, whether vested or unvested at the date of termination.

FORM 20-F	Page 52

Hydrogenics Corporation

If a participant’s employment is terminated without cause, the participant resigns because he or she has been constructively dismissed, or the participant ceases to be a director or consultant on a similar basis then: (i) all of the participant’s stock options which would have vested during the period of contractual or reasonable notice of termination of employment, as applicable, will vest and all such vested stock options may be exercised until the earlier of their expiry date or 90 days after the date of termination, after which time all stock options expire; (ii) subject to the Board of Directors’ approval, a pro rata portion of the participant’s RSUs that are scheduled to vest on the next scheduled vesting date will vest, based on the number of days that have elapsed between the award date and the date of termination, and such RSUs will be settled on the next scheduled vesting date; and (iii) any PSUs standing to the credit of such participant will continue to vest (and be settled) in the normal course for a period of 90 days extending from the end of the fiscal year in which the date of termination occurs (the “90 Day Period”). Subject to the Board of Directors’ approval, any PSUs which do not vest in the normal course during the 90 Day Period will vest pro rata upon the date of termination to take into account only the period that has elapsed between the award date and the date of termination, provided the Performance Vesting Conditions are satisfied in respect of the applicable performance period in which the date of termination occurs.

The Board of Directors can accelerate the vesting and termination of stock options on a change of control of the Company. The Board of Directors can also take action to preserve economic interests of a participant holding PSUs and RSUs in the event of a change of control of the Company, including ensuring the successor can assume or substitute the awards, or the Board of Directors can accelerate the vesting and settlement of the awards.

The Omnibus Plan is also subject to the following limitations: (i) no more than 10% of the Company’s outstanding Shares may be issued under the Omnibus Plan or pursuant to any other security-based compensation arrangements of the Company during any one year period; (ii) no more than 5% of the Company’s outstanding Shares may be issued under the Omnibus Plan or pursuant to any other security-based compensation arrangements of the Company to any one person; and (iii) no more than 10% of the Company’s outstanding Shares may be issued to insiders under the Omnibus Plan or under any other security-based compensation arrangements of the Company within any one year period or be issuable to insiders at any time. In addition, with respect to stock options, no more than 1% of the Company’s outstanding Shares during the term of the Omnibus Plan may be granted to directors, in the aggregate, and the annual value of stock options granted to directors (based on the binomial award value) cannot exceed CA $100,000 per director.

Shareholder approval is required for the following amendments to the Omnibus Plan: (i) increasing the number of Shares reserved for issuance under the Omnibus Plan; (ii) reducing the exercise price of a stock option, except pursuant to the terms of the Omnibus Plan; (iii) extending the expiry date of an award, except the automatic extension of an award pursuant to the terms of the Omnibus Plan; (iv) extending the participation in the Omnibus Plan of non-employee directors and non-consultants; (v) permitting awards to be transferred other than by testate or intestate succession; (vi) permitting the addition or modification of a cashless exercise feature, payable in cash or Shares, unless it provides for a full deduction of the number of underlying Shares from the Omnibus Plan reserve; (vii) permitting awards, other than those permissible under the Omnibus Plan; or (viii) amendments that require shareholder approval under applicable law (including applicable rules of the TSX).

The Board of Directors may amend, suspend or terminate the Omnibus Plan, or any portion thereof, at any time, subject to those provisions of applicable law (including, without limitation, the applicable rules, regulations and policies of any exchange) that require the approval of shareholders or any governmental or regulatory body. By way of example, amendments that do not require Shareholder approval and that are within the authority of the Board of Directors include but are not limited to: (i) minor changes of a “housekeeping nature”; (ii) amendments for the purpose of curing any ambiguity, error or omission in the Omnibus Plan or to correct or supplement any provision of the Omnibus Plan that is inconsistent with any other provision of the Omnibus Plan; (iii) amendments which are necessary to comply with applicable law or the requirements of any stock exchange on which the Shares are listed; (iv) amendments respecting administration and eligibility for participation under the Omnibus Plan; (v) amendments to the vesting provisions of the Omnibus Plan or any award thereunder; and (vi) changes to the termination provisions of an award or the Omnibus Plan which do not entail an extension beyond the original fixed term.

Except as required by law, stock options and Share Units awarded under the Omnibus Plan are not capable of being anticipated, assigned, transferred, alienated, sold, encumbered, pledged, mortgaged or charged.

FORM 20-F	Page 53

Hydrogenics Corporation

As at February 28, 2017, the Company has the following securities outstanding under the Omnibus Plan:

Stock options	380,224
PSUs	195,569
RSUs	52,483
Total	628,276
Total as a percentage of Issued and Outstanding Shares	5.0%

An additional 373,793 Shares remain available for future issuance pursuant to stock options or Share Unit grants under the Omnibus Plan, representing approximately 3.0% of the total number of issued and outstanding Shares.

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

As at February 28, 2017, the Company has 248,412 stock options outstanding under the Old Option Plan. Since the Old Option Plan was adopted, options exercised resulted in the issuance of 217,452 Shares as of February 28, 2017.

Under the Old Option Plan, if an option holder’s employment or term as a director or consultant ceases as a result of the option holder’s death, retirement or disability or because of the sale of the company that employs the option holder, or to which the option holder is a director or consultant, all options vest immediately and may be exercised for 180 days (or, if earlier, to the end of the term). If an option holder’s employment or term as a director or consultant is terminated without cause, the option holder’s options that are vested or that would otherwise have vested within the reasonable or contractual notice period may be exercised for 90 days (or, if earlier, to the end of the term). If an option holder’s employment or term as a director or consultant is terminated by voluntary resignation, vested options may be exercised for 90 days (or, if earlier, to the end of the term) and unvested options are cancelled. If an option holder’s employment or term as a director or consultant is terminated for cause, all options are immediately cancelled. Notwithstanding the foregoing, but subject to applicable securities laws, the Board may, at its discretion, permit the exercise of any or all options held by an option holder in the manner and on the terms authorized by the Board, provided the Board may not authorize the exercise of an option beyond ten years from the date of grant, excluding any automatic extension for an expiry date that falls in a blackout period.

Options under the Old Option Plan are non-transferable. The Board of Directors has the discretion to accelerate vesting and expiration of options in connection with a change of control of the Company, a sale of all or substantially all of the assets of the Company or a dissolution or liquidation of the Company. The Board may further take such steps it deems equitable and appropriate to adjust the number of Shares that may be acquired on the exercise of any options or the exercise price in the event the Company effects a subdivision or consolidation of the Shares, payment of a stock dividend (other than in lieu of a cash dividend), or other change in capitalization of the Company, or upon any amalgamation, continuation, reorganization involving the Company, by exchange of Shares, by sale or lease of assets or otherwise, to preserve the proportionality of the rights and obligations of the option holders.

FORM 20-F	Page 54

Hydrogenics Corporation

As noted above, the Old Option plan was superseded by the Omnibus Plan and no further grants or awards will be made under such plan. However, the Old Option Plan will continue in effect for so long as and solely to the extent necessary to administer previously-granted awards that remain outstanding under such plan.

Summary Compensation Table

The following table provides a summary of compensation earned during the financial year ended December 31, 2016, by the Named Executive Officers.

Name and Principal Position	Salary(1)	Share Based Awards(2)	Option Based Awards(3)	Non-Equity Incentive Plan Compensation(4)	All Other Compensation(5)	Total Compensation
	($)	($)	($)	($)	($)	($)
Daryl Wilson, President & Chief Executive Officer	359,945	239,210	192,364	108,507	1,890	901,916
Robert Motz, Chief Financial Officer and Corporate Secretary	199,493	132,583	106,615	60,138	2,079	500,908
Joseph Cargnelli, Chief Technology Officer	186,806	124,149	99,833	56,314	1,890	468,992
Wido Westbroek, Vice President, Sales and Marketing	170,653	56,704	45,600	76,998	2,037	351,992
Filip Smeets, General Manager, OnSite Generation	231,785	-	-	24,820	-	256,605

Notes:

(1)	These amounts are paid in Canadian dollars, with the exception of the amount paid to Mr. Smeets, and have been converted to US dollars at the average rate for the year. The Canadian dollar depreciated 3.4% relative to the US dollar in 2016 compared to 2015. Mr. Smeets’ salary is paid in euro and has been converted to US Dollars at the average rate for the year. The US dollar appreciated 0.89% relative to the euro in 2016 compared to 2015.

(2)	This amount represents the RSUs granted during 2016 for the Named Executive Officers, which were valued at CA$10.53 respectively, per unit based on the market value at the date of grant, assuming 100% vesting. This valuation method for RSUs is consistent with the method used for financial reporting purposes. The RSU’s granted in 2016 vest over 3 years.

(3)	Stock options granted in fiscal year 2016 for the Named Executive Officers were valued at a weighted average value of CA$6.12. The stock options were valued using the Black-Scholes valuation module and is consistent to the method for used for financial reporting purposes. The following key assumptions and estimates were used for the Black-Scholes calculation. Risk-free interest rate (%) = 0.87%, Expected volatility (%) = 64.9%, Expected life years = 6, Expected dividend=nil].

(4)	This represents the Company’s short-term incentive plan awards earned during the year but are payable at a later date. The Company does not have any non-equity long-term incentive plans.

(5)	These amounts represent the Company’s matching of Employee Group Registered Retirement Contributions to a maximum of CA$2,500 per year. Perquisites did not exceed CA $50,000 or 10% of the total annual salary of any of the Named Executive Officers in 2016.

Employment Agreements

Mr. Wilson’s employment agreement provides for a base salary of CA$478,420 subject to annual review, and a discretionary short-term incentive bonus of up to 50% of his base salary.

Mr. Motz’s employment agreement provides for a base salary of CA$265,157, subject to annual review, and a discretionary short-term incentive bonus of up to 50% of his base salary.

FORM 20-F	Page 55

Hydrogenics Corporation

Mr. Cargnelli’s employment agreement provides for a base salary of CA$248,293, subject to annual review, and a discretionary short-term incentive bonus of up to 50% of his base salary.

Mr. Westbroek’s employment agreement provides for a base salary of CA$226,823 subject to annual review, and a discretionary short-term incentive bonus of up to 100% of his base salary.

Mr. Smeets’ employment agreement provides for a base salary of €210,120 subject to annual review, and a discretionary short-term incentive bonus of up to €50,000 per year.

Incentive Plan Awards

Outstanding Share-based Awards and Option-based Awards During the Year Ended
December 31, 2016

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options	Option Exercise Price	Option Expiration Date	Value of Unexercised In-the-money Options	Number of Shares or Units of Shares That Have Not Vested	Market or Payout Value of Share-Based Awards That Have Not Vested	Market or payout value of vested Share-based awards not paid out or distributed
	(#)	CA ($)		CA($)	(#)	CA ($)	CA ($)
Daryl Wilson	76,806 108,593 24,595 41,578	5.03 6.25 16.14 10.53	June 8, 2021 May 12, 2022 March 25, 2025 March 31, 2026	55,300 - - -	115,494 - - -	664,090 - - -	18,357 - - -
Robert Motz	39,476 13,631 23,044	6.60 16.14 10.53	Nov 19, 2022 March 25, 2025 March 31, 2026	- - -	54,429 - -	312,967 - -	9,526 - -
Joseph Cargnelli	39,861 24,639 12.765 21,578	5.03 6.25 16.14 10.53	June 8, 2021 May 12, 2022 March 25, 2025 March 31, 2026	28,699 - - -	43,144 - - -	248,078 - - -	9,526 - - -
Wido Westbroek	10,238 24,639 5,830 9,856	5.03 6.25 16.14 10.53	June 8, 2021 May 12, 2022 March 25, 2025 March 31, 2026	7,371 - - -	26,579 - - -	152,829 - - -	5,221 - - -
Filip Smeets	Nil	Nil	Nil	Nil	Nil	Nil	Nil

FORM 20-F	Page 56

Hydrogenics Corporation

Incentive Plan Awards - Value Vested or Earned During the Year Ended December 31, 2016

Name	Option Based Awards - Value Vested During the Year	Share Based Awards - Value Vested During the Year	Non-equity Incentive Plan Compensation - Value Earned During the Year
	($)	($)	($)
Daryl Wilson	80,087	Nil	108,507
Robert Motz	-	Nil	60,138
Joseph Cargnelli	18,171	Nil	56,314
Wido Westbroek	18,171	Nil	76,998
Filip Smeets	Nil	Nil	24,820

Compensation of Directors

Director Compensation Table

The following table provides a summary of compensation earned during the financial year ended December 31, 2016 by our directors.

Name	Fees Earned	Share Based Awards	Option Based awards	Non-equity Incentive Plan Compensation	All Other Compensation	Total
	($)	($)	($)	($)	($)	($)
Douglas S. Alexander	75,000	40,000	n/a	n/a	Nil	115,000
Michael Cardiff	58,500	15,000	n/a	n/a	Nil	73,500
Sara Elford	55,738	14,292	n/a	n/a	Nil	70,030
David C. Ferguson	71,000	25,000	n/a	n/a	Nil	96,000
Donald Lowry	53,200	38,300	n/a	n/a	Nil	91,500
Total	313,438	132,592	n/a	n/a	Nil	446,030

For 2016, each of the directors who are considered “independent” was paid an annual fee of $27,000 for his services inclusive of all meeting fees as a director. Each committee chair received an annual fee of $34,000. The Chair of the Board was paid an annual fee of $75,000 for his services inclusive of all meeting fees. All directors were reimbursed for travel and other reasonable expenses incurred in attending Board and committee meetings.

Deferred Share Units

Pursuant to the DSU Plan, independent directors are entitled to elect to receive all or any portion of their annual retainer and meeting fees in the form of DSUs instead of cash. A DSU is a unit, equivalent in value to a Share of the Company. Each DSU entitles the participant to receive a cash payment or Shares purchased in the open market, at the option of the holder, upon termination of directorship, valued at the price of the Shares on the TSX on the date of redemption. The redemption date which is the date the holder provides the redemption notice, is no later than December 15 of the first calendar year after the year in which the retirement date occurs.

FORM 20-F	Page 57

Hydrogenics Corporation

Additionally, the Board has approved the following annual DSU grants to independent directors: each director to receive DSUs equivalent to $15,000; Chairs of the Human Resources and Corporate Governance Committee and the Audit Committee to receive DSUs equivalent to $25,000; and the Chair of the Board to received DSUs equivalent to $40,000. DSU grants are pro-rated over the year.

For compensation information regarding Mr. Cargnelli and Mr. Wilson, please see “Elements of Executive Compensation Program” above.

Incentive Plan Awards

Outstanding Share-based Awards and Option-based Awards During the Year Ended December 31, 2016

	Option Based Awards				Share Based Awards
Name	Number of Securities Underlying Unexercised Options	Option Exercise Price	Option Expiration Date	Value of Unexercised In-the-money Options	Number of Shares or Units of Shares That Have Not Vested	Market or Payout Value of Share-Based Awards That Have Not Vested	Market or payout value of vested Share-based awards not paid out or distributed
	(#)	CA ($)				CA ($)	CA ($)
Douglas S. Alexander	n/a	n/a	n/a	n/a	n/a	n/a	327,577
Michael Cardiff	n/a	n/a	n/a	n/a	n/a	n/a	156,381
Sara Elford	n/a	n/a	n/a	n/a	n/a	n/a	14,329
David C. Ferguson	n/a	n/a	n/a	n/a	n/a	n/a	38,357
Don Lowry	n/a	n/a	n/a	n/a	n/a	n/a	70,972

Incentive Plan Awards - Value Vested or Earned During the Year Ended December 31, 2016

Name	Option Based Awards - Value Vested During the Year	Share Based Awards - Value Vested During the Year	Non-equity Incentive Plan Compensation - Value Earned During the Year
	($)	($)	($)
Douglas S. Alexander	n/a	40,000	n/a
Michael Cardiff	n/a	15,000	n/a
Sara Elford	n/a	14,292	n/a
David C. Ferguson	n/a	25,000	n/a
Don Lowry	n/a	38,300	n/a

Post-retirement Benefit Obligations

For information regarding accrued post-retirement benefit obligations, see “Note 13 - Trade and Other Payables” to our consolidated financial statements, which can be found on page F-26 of this form, and is incorporated by reference herein.

FORM 20-F	Page 58

Hydrogenics Corporation

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

Termination and Change of Control Benefits of Executive Directors

Mr. Wilson’s employment agreement provides that he is entitled to a lump sum payment of 18 months’ salary and target bonus in lieu of notice if he is terminated without cause at any time, or if he is terminated without cause upon a change of control of the Company. This amount is equal to a maximum of approximately $714,338 (CA$944,880) based on Mr. Wilson’s current compensation if Mr. Wilson was terminated effective as at December 31, 2016. The agreement also provides that all outstanding stock options held by Mr. Wilson will vest immediately upon termination without cause or termination in connection with a with a change of control of the Company. Mr. Wilson has agreed to refrain from competing with and interfering in the business of Hydrogenics for a period of one year subsequent to his termination for any reason. Under the Omnibus Plan, if Mr. Wilson’s employment is terminated by the Company without cause, prior to the vesting date of any awarded RSUs, then a pro rata portion of such RSUs will vest immediately prior to the date of his termination of employment. The value of such RSUs, as of December 31, 2016, was $24,499 (CA$32,894). If Mr. Wilson’s employment is terminated in connection with a change of control of the Company, all RSUs will vest immediately prior to the change in control.  The value of such RSUs, as of December 31, 2016, was $97,288 (CA$130,623).  Under the Omnibus Plan, if Mr. Wilson’s employment is terminated without cause, prior to the vesting date of any awarded PSUs, then all of Mr. Wilson’s unvested PSUs will vest in the normal course for a period of 90 days extending from the end of the fiscal year in which the date of termination occurred. Any PSUs which do not vest in the normal course during such 90 day period will, subject to Board approval, vest pro rata upon the date of termination. The value of such PSUs, as of December 31, 2016, was $364,997 (CA$490,061). If Mr. Wilson’s employment is terminated in connection with a change of control of the Company, all PSUs will vest immediately prior to the change in control.  The value of such PSUs, as of December 31, 2016, was $411,000 (CA$551,826).

Mr. Motz’s employment agreement provides that Mr. Motz is entitled to a lump sum payment of 12 months’ salary and target bonus in lieu of notice if Mr. Motz is terminated without cause at any time, or if he is terminated without cause upon a change of control of the Company. This amount is equal to a maximum of approximately $263,940 (CA$349,123) based on Mr. Motz’s current compensation if Mr. Motz was terminated effective as at December 31, 2016. The agreement also provides that all outstanding stock options held by Mr. Motz will vest immediately upon termination without cause or termination in connection with a change of control of the Company. Mr. Motz has agreed to refrain from competing with and interfering in the business of Hydrogenics for a period of three years subsequent to his termination for any reason. Under the Omnibus Plan, if Mr. Motz’s employment is terminated by the Company without cause, prior to the vesting date of any awarded RSUs, then a pro rata portion of such RSUs will vest immediately prior to the date of his termination of employment. The value of such RSUs, as of December 31, 2016, was $24,499 (CA$32,894). If Mr. Motz’s employment is terminated in connection with a change of control of the Company, all RSUs will vest immediately prior to the change in control.  The value of such RSUs, as of December 31, 2016, was $97,288 (CA$130,623).  Under the Omnibus Plan, if Mr. Motz’s employment is terminated without cause, prior to the vesting date of any awarded PSUs, then all of Mr. Motz’s unvested PSUs will vest in the normal course for a period of 90 days extending from the end of the fiscal year in which the date of termination occurred. Any PSUs which do not vest in the normal course during such 90 day period will, subject to Board approval, vest pro rata upon the date of termination. The value of such PSUs, as of December 31, 2016, was $148,407 (CA$199,257). If Mr. Motz’s employment is terminated in connection with a change of control of the Company, all PSUs will vest immediately prior to the change in control.  The value of such PSUs, as of December 31, 2016, was $186,271 (CA$250,095).

FORM 20-F	Page 59

Hydrogenics Corporation

Mr. Cargnelli’s employment agreement provides that Mr. Cargnelli is entitled to a lump sum payment of 24 months’ salary and one and a half times the average bonus paid in the two fiscal years preceding termination in lieu of notice if Mr. Cargnelli is terminated without cause at any time, or if he is terminated without cause upon a change of control of the Company. This amount is equal to a maximum of approximately $462,518 (CA$611,788) based on Mr. Cargnelli’s current compensation if Mr. Cargnelli was terminated effective as at December 31, 2016. The agreement also provides that all outstanding stock options held by Mr. Cargnelli will vest immediately upon termination without cause or in connection with a change of control of the Company. Mr. Cargnelli has agreed to refrain from competing with and interfering in the business of Hydrogenics for a period of three years subsequent to his termination for any reason. Under the Omnibus Plan, if Mr. Cargnelli’s employment is terminated by the Company without cause, prior to the vesting date of any awarded RSUs, then a pro rata portion of such RSUs will vest immediately prior to the date of his termination of employment. The value of such RSUs, as of December 31, 2016, was $12,715 (CA$17,072). If Mr. Cargnelli’s employment is terminated in connection with a change of control of the Company, all RSUs will vest immediately prior to the change in control.  The value of such RSUs, as of December 31, 2016, was $50,492 (CA$67,793).  Under the Omnibus Plan, if Mr. Cargnelli’s employment is terminated without cause, prior to the vesting date of any awarded PSUs, then all of Mr. Cargnelli’s unvested PSUs will vest in the normal course for a period of 90 days extending from the end of the fiscal year in which the date of termination occurred. Any PSUs which do not vest in the normal course during such 90 day period will, subject to Board approval, vest pro rata upon the date of termination. The value of such PSUs, as of December 31, 2016, was $118,111 (CA$158,580). If Mr. Cargnelli’s employment is terminated in connection with a change of control of the Company, all PSUs will vest immediately prior to the change in control.  The value of such PSUs, as of December 31, 2016, was $141,371 (CA$189,811).

Mr. Westbroek’s employment agreement provides that Mr. Westbroek is entitled to a lump sum payment of 12 months’ salary and bonus in lieu of notice, if Mr. Westbroek is terminated without cause at any time, or if he is terminated without cause upon a change of control of the Company. This amount is equal to a maximum of approximately $288,575 (CA$381,708) based on Mr. Westbroek’s current compensation if Mr. Westbroek was terminated effective as at December 31, 2016. The agreement also provides that all outstanding stock options held by Mr.Westbroek will vest immediately upon termination without cause or termination in connection with a change of control of the Company. Mr. Westbroek has agreed to refrain from competing with and interfering in the business of Hydrogenics for a period of one year subsequent to his termination for any reason. Under the Omnibus Plan, if Mr. Westbroek’s employment is terminated by the Company without cause, prior to the vesting date of any awarded RSUs, then a pro rata portion of such RSUs will vest immediately prior to the date of his termination of employment. The value of such RSUs, as of December 31, 2016, was $5,808 (CA$7,797). If Mr. Westbroek’s employment is terminated in connection with a change of control of the Company, all RSUs will vest immediately prior to the change in control.  The value of such RSUs, as of December 31, 2016, was $23,062 (CA$30,964).  Under the Omnibus Plan, if Mr. Westbroek’s employment is terminated without cause, prior to the vesting date of any awarded PSUs, then all of Mr. Westbroek’s unvested PSUs will vest in the normal course for a period of 90 days extending from the end of the fiscal year in which the date of termination occurred. Any PSUs which do not vest in the normal course during such 90 day period will, subject to Board approval, vest pro rata upon the date of termination. The value of such PSUs, as of December 31, 2016, was $83,995 (CA$112,775). If Mr. Westbroek’s employment is terminated in connection with a change of control of the Company, all PSUs will vest immediately prior to the change in control.  The value of such PSUs, as of December 31, 2016, was $94,654 (CA$127,087).

Mr. Smeets’ employment agreement provides that he is entitled to one month’s notice plus an additional month per year of employment, at a minimum of three and a maximum of six months’ notice. Under no circumstances will the termination of Mr. Smeets’ employment for any reason entitle Mr. Smeets to any form of damage compensation. Mr. Smeets has agreed to refrain from competing with and interfering in the business of Hydrogenics in Belgium for a period of one year subsequent to his termination for any reason.

FORM 20-F	Page 60

Hydrogenics Corporation

Human Resources and Corporate Governance Committee

Composition of Human Resources and Corporate Governance Committee

The following individuals served as members of the Human Resources and Corporate Governance Committee as at December 31, 2016: Don Lowry, Chair, Douglas S. Alexander, Michael Cardiff, Sara Elford and David C. Ferguson.

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

Nomination of Directors and Compensation

Annually, the Human Resources and Corporate Governance Committee assesses the size of the Board, the competencies, skills and personal qualities required of the Board in order to add value to the Company, and the competencies, skills and personal qualities of existing directors. Based on this assessment, the Human Resources and Corporate Governance Committee will consider whether to recommend any changes to the composition of the Board, including proposing nominations to the Board for approval. When required, the Human Resources and Corporate Governance Committee will evaluate potential candidates for serving as a director having regard to the background, employment and qualifications of possible candidates and will consider whether the candidate’s competencies, skills and personal qualities are aligned with the Company’s needs.

In fulfilling its charter, the Human Resources and Corporate Governance Committee’s role also includes reviewing and reporting to the Board on: human resource planning, including the terms of the compensation packages provided to the Company’s employees; succession planning and senior management appointments; the levels and form of executive compensation in general; and the specific compensation of senior executives, including the annual compensation of the President and Chief Executive Officer. The committee also administers the Omnibus Plan, old stock option plan (“Old Option Plan”) and deferred share unit plan (“DSU Plan”) and reviews and makes recommendations to the Board regarding the annual compensation of non-employee directors.

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

In 2016, the Human Resources and Corporate Governance Committee, in fulfilling its responsibilities, took the following measures:

•	reviewed and approved, on an aggregate basis, the total compensation of all employees of the Company and all subsidiaries of the Company;

•	reviewed and approved corporate goals and objectives relevant to Chief Executive Officer compensation, evaluated the Chief Executive Officer’s performance in light of those goals and objectives, and set the Chief Executive Officer’s compensation level based on this evaluation;

•	reviewed the Chief Executive Officer’s evaluation of the performance of the other officers of the Company and such other senior management and key employees of the Company or any subsidiary of the Company as identified to the Human Resources and Corporate Governance Committee by the Board (collectively, the “Designated Executives”) and reviewed the Chief Executive Officer’s recommendations with respect to the amount of compensation to be paid to the Designated Executives;

FORM 20-F	Page 61

Hydrogenics Corporation

•	reviewed and assessed the competitiveness and appropriateness of, and approved the compensation package of, each of the Designated Executives;

•	reviewed and approved any employment contracts or arrangements with each of the Designated Executives, including any retiring allowance arrangements or any similar arrangements to take effect in the event of a termination of employment;

•	reviewed and recommended to the Board compensation policies and processes and, in particular, the compensation policies and processes for the Designated Executives;

•	in determining the long-term incentive component of the Chief Executive Officer’s compensation and each Designated Executive’s compensation, considered the Company’s performance and relative shareholder return, the value of similar incentive awards to executives at comparable companies, and the awards given to executives of the Company in past years;

•	made recommendations to the Board with respect to incentive compensation and equity-based plans, including the design and adoption of the Omnibus Plan;

•	administered, approved and ratified awards under incentive compensation and stock plans, including amendments to the awards made under any such plans, and reviewed and monitored awards under such plans;

•	made recommendations to the Board regarding the annual compensation of non-employee directors;

•	reviewed and reported to the Board on the appropriateness of the succession planning of the Company, including appointing, training and monitoring senior management;

•	reviewed the significant human resources policies, plans and programs of the Company to ensure they are supportive of the Company’s near and long-term strategies; and

•	undertook on behalf of, and in an advisory capacity to, the Board such other initiatives as were considered necessary or desirable to assist the Board in discharging its responsibility to ensure appropriate human resources development, performance evaluation, compensation and management development programs are in place and operating effectively.

The Human Resources and Corporate Governance Committee met twice in 2016. The Human Resources and Corporate Governance Committee is satisfied that it has fulfilled its charter during the year ended December 31, 2016.

Other Committee Assessments

The Human Resources and Corporate Governance Committee is responsible for supervising the assessment of the effectiveness of the Board of Directors as a whole and each committee of the Board of Directors, for evaluating the performance of the Chair of the Board, the Chair of each committee and, as necessary, the performance and contribution of individual directors. The process generally involves the Human Resources and Corporate Governance Committee assigning the task of conducting a survey of directors (with respect to their views on the effectiveness of the Board of Directors, Chair of the Board, each committee of the Board and its Chair and individual directors). The form of the survey is approved by the Human Resources and Corporate Governance Committee. The results of the survey are communicated in writing to the Chair of the Board and the Chair then reports the overall results and the Chair’s recommendations to the Board. The Chair also meets in person or by telephone, as necessary, with each Board member to confidentially discuss his or her peer evaluation. The Chair of the Board also meets with the Chair of the Human Resources and Corporate Governance Committee to review the results of the survey prior to the Human Resources and Corporate Governance Committee meeting to finalize its recommendations for Board and committee nominations. The Chair of the Human Resources and Corporate Governance Committee meets with the Chair of the Board to discuss the Chair’s performance assessment.

FORM 20-F	Page 62

Hydrogenics Corporation

The Human Resources and Corporate Governance Committee administers the Company’s executive compensation program for executive officers, including the Named Executive Officers.

Audit Committee

Our Board has delegated to the Audit Committee responsibility for assisting the Board in its oversight role with respect to the quality and integrity of financial information and reporting disclosure, risk management, the performance, qualifications and independence of the external auditors and legal and regulatory compliance. The Audit Committee regularly meets in camera to review management’s financial stewardship. The Audit Committee consists entirely of unrelated, independent and financially literate directors.

During the past year, the Audit Committee, in fulfilling its responsibilities, took the following measures:

•	reviewed and discussed with management and the public accountants the Company’s annual audited consolidated financial statements, including disclosures made in management’s discussion and analysis (“MD&A”) and recommend to the Board whether the audited consolidated financial statements should be included in the Company’s annual report;

•	reviewed and discussed with management and the public accountants the Company’s quarterly consolidated financial statements, including disclosures made in the MD&A or similar disclosures, prior to the filing of its quarterly report;

•	reviewed and discussed with management and the public accountants the financial information and consolidated financial statements contained in any prospectus, registration statement, annual information form, circular or other material disclosure document of the Company, in each case, prior to the filing of such documents;

•	reviewed and discussed with management and the public accountants, as applicable: (i) major issues regarding accounting principles and consolidated financial statement presentations, including any significant changes in the Company’s selection or application of accounting principles, and major issues as to the adequacy of the Company’s internal controls and any special audit steps adopted in light of material control deficiencies; (ii) analyses prepared by management or the public accountants setting forth significant financial reporting issues and judgments made in connection with the preparation of the consolidated financial statements, including analyses of the effects of alternative International Financial Reporting Standards (“IFRS”) methods on the consolidated financial statements; (iii) any management letter provided by the public accountants and the Company’s response to that letter; (iv) any problems, difficulties or differences encountered in the course of the audit work, including any disagreements with management or restrictions on the scope of the public accountants’ activities or on access to requested information and management’s response thereto; (v) the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the consolidated financial statements of the Company; and (vi) prior to their release, earnings press releases, as well as financial information and earnings guidance (generally or on a case-by-case basis) provided to analysts and rating agencies;

•	discussed with management the Company’s major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company’s risk assessment and risk management policies;

•	obtained and reviewed a report from the public accountants regarding: (i) the public accountants’ internal quality control procedures; (ii) any material issues raised by the most recent quality control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm; (iii) any steps taken to deal with any such issues; and (iv) all relationships between the public accountants and the Company;

•	evaluated the qualifications, performance and independence of the public accountants, including a review and evaluation of the lead partner of the public accountants and taking into account the opinions of management;

•	ensured that the lead audit partner of the public accountants and the audit partner responsible for reviewing the audit are rotated at least every five years as required by SOX;

FORM 20-F	Page 63

Hydrogenics Corporation

•	discussed with management and the public accountants any accounting adjustments that were noted or proposed by the public accountants but were passed (as immaterial or otherwise);

•	established procedures for: (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and (ii) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters;

•	reviewed disclosures made by the Company’s principal executive officer or officers and principal financial officer or officers regarding compliance with their certification obligations as required under SOX and the rules promulgated thereunder, including the Company’s disclosure controls and procedures and internal controls for financial reporting and evaluations thereof;

•	reviewed with management and approved the Company’s investment policies for its securities portfolio and reviewed the portfolio management performance; and

•	reviewed the performances of the Chief Financial Officer and other senior executives involved in the financial reporting process, reviewed financial and accounting personnel succession planning within the Company and, where possible, consulted on the appointment of, or departure of, individuals occupying these positions.

•	reviewed the process and controls to identify, authorize and approve accounting for and disclosing relationships and transactions with related parties.

The Audit Committee met five times in 2016. The Audit Committee is satisfied that it has fulfilled its charter during the year ended December 31, 2016.

The Audit Committee of our Board of Directors operates under a written charter that sets out its responsibilities and composition requirements. As at December 31, 2016 and March 8, 2017, the members of the committee were: David C. Ferguson (Chair), Douglas S. Alexander, Michael Cardiff, Sara Elford, and Don Lowry. The following sets out the education and experience of each director relevant to the performance of his duties as a member of the committee.

David C. Ferguson is Chair of our Audit Committee. Mr. Ferguson was Executive Managing Director and Chief Financial Officer of BMO Capital Markets and was a member of the Board of Directors of BMO Nesbitt Burns between 1999 and 2012.  Prior to 1999, he had a 25 year career at KPMG including 16 years as an audit partner in the Toronto office serving major clients in the manufacturing, mining, and financial services sectors.  Mr. Ferguson is a member of the Board of Directors of GMP Capital Inc. where he serves as Chair of the Audit Committee and a member of the Governance Committee. He also serves on the Boards of Directors and chairs the Audit Committees of two private companies, Antares Holdings GP, Inc. and Highland Therapeutics Inc.  Mr. Ferguson is the former President and Chair of the Board of Directors of the Canadian Opera Company, one of Canada’s leading performing arts organizations.  Mr. Ferguson is a Fellow of the Institute of Chartered Professional Accountants of Ontario, and member of the Institute of Corporate Directors.  Mr. Ferguson received Bachelor of Commerce and Master of Business Administration degrees from the University of Toronto.

Mr. Alexander is Chairman of the Board of Directors of Equitable Life Insurance Company, a Director and member of the Audit Committee of Critical Outcome Technologies Inc. and has served as the Chief Financial Officer of various Canadian public companies for 15 years. Mr. Alexander served as a director of Stuart Energy from 2003 to January 2005 and served as a director on Biorem Technologies Inc. from 2010 to 2012. From 1999 to 2004, Mr. Alexander was Executive Vice President and Chief Financial Officer of Trojan Technologies Inc., an international environmental high technology company. Mr. Alexander’s financial expertise and corporate experience, including responsibility for the Human Resources function while at Trojan Technologies Inc., in addition to his extensive knowledge of the business, assist him in assessing appropriate executive compensation based on the Company’s performance. Mr. Alexander is a Chartered Professional Accountant and is a member of the Institute of Chartered Accountants in Scotland and Ontario. He is also a Chartered Director, having graduated from the Director’s College, a joint venture between McMaster University and the Conference Board of Canada.

FORM 20-F	Page 64

Hydrogenics Corporation

Mr. Cardiff was most recently Global Senior Vice President for the Office of the CFO Business Unit at INFOR, a $3 billion revenue software company. His business unit included software for financials, payroll, human resources, performance management, business intelligence, planning and forecasting, compliance and risk management. Prior to holding that position, Mr. Cardiff held numerous senior positions in a number of technology companies, including large multinationals such as EDS, SAP and IBM, as well as startup companies such as Fincentric, Convergent Technologies, Tandem, and Stratus Computer. Mr. Cardiff is currently also a director of Aterna Zentaris and Startech.Com. Mr. Cardiff has also served as a director of other publicly traded companies, including Husky Injection Molding, Descartes Systems Group, Visible Genetics and Burntsand Inc. He has also been a director of private companies, including Solcorp, Spectra Security Software and Visible Decisions and not-for-profit organizations such as The Toronto International Film Festival, Roy Thomson Hall and Medic Alert Foundation. Mr. Cardiff holds the ICD.D designation from the Institute of Corporate Directors. Mr. Cardiff has also been recognized with a Canadian export Lifetime Achievement Award as well as one of Canada’s Top 40 under 40.

Ms. Sara Elford is a corporate director. Prior to that, Ms. Elford was a sell-side equity research analyst with Canaccord Genuity, with over 20 years of experience in the capital markets industry. Over the course of her analyst career, Ms. Elford followed a broad range of industries and business models, with a specific, but not exclusive, focus on emerging companies, technologies and/or sectors. According to Thomson Reuters Starmine, she was named in the top two for stock picking in her sector six times since 2003, and in 2005 she was named the top stock picker in Canada across all sectors and analysts. Ms. Elford has been a CFA Charterholder since 1997 and completed the academic requirements for the directors’ education program with the ICD in 2015. She is currently a member of the FTSE Environmental Markets Committee and is also a member of the Board of Directors of Carmanah Technologies and Pure Technologies. She is a graduate of Bishop’s University in Quebec.

Mr. Don Lowry was the President & CEO of EPCOR Utilities in March of 2013, when after 16 years he stepped down to focus on corporate board work and to serve on local community boards and associations. Prior to joining EPCOR, Don spent more than 20 years in the telecommunications industry. He was President and Chief Operating Officer of Telus Communications Inc. and Chair of Alta Telecom. Don is currently non-executive Chair of Capital Power and served as non-executive Chair of Canadian Oil Sands from 2009 to 2016. As well, he serves as a director of Stantec and Melcor REIT. Don earned his ICD.D designation from the Rotman School of business. He was the Chair of the 2014-2016 Edmonton World Triathalon. In 2013 he established the Don and Norine Lowry, Women of Excellence annual scholarship for Edmonton women pursuing their post-secondary education in Edmonton. In 2010 Don was recognized as Alberta Venture’s Business Person of the Year; and was the Alberta Chamber of Resources’ Resource Person of the year in 2014. Don holds a B.Comm. (Honours) and an MBA from the University of Manitoba. He is also a graduate of the Harvard Advanced Management Program and the Banff School of Management.

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

FORM 20-F	Page 65

Hydrogenics Corporation

Employees

As at December 31, 2016, we employed approximately 170 full-time staff. Our full-time staff is divided between 80 full-time staff in our OnSite Generation business, 85 full-time staff in our Power Systems business, and 5 full-time staff in our Corporate Services group. As of December 31, 2016, five of our employees were located in our Mississauga, Ontario corporate headquarters, 69 employees were located in our Mississauga, Ontario Power Systems group, 3 employees were located in our Mississauga, Ontario OnSite generation group, 16 employees were located in our Gladbeck, Germany power generation group and 77 employees were located in our Oevel-Westerlo, Belgium OnSite generation group.

As at December 31, 2015, we employed approximately 174 full-time staff. Our full-time staff is divided between 93 full-time staff in our OnSite Generation business, 76 full-time staff in our Power Systems business, and five full-time staff in our Corporate Services group. As of December 31, 2015, five of our employees were located in our Mississauga, Ontario corporate headquarters, 63 employees were located in our Mississauga, Ontario Power Systems group, four employees were located in our Mississauga, Ontario OnSite generation group, thirteen employees were located in our Gladbeck, Germany power generation group and 89 employees were located in our Oevel-Westerlo, Belgium OnSite generation group.

As at December 31, 2014, we employed approximately 163 full-time staff. Our full-time staff is divided between 84 full-time staff in our OnSite Generation business, 74 full-time staff in our Power Systems business, and five full-time staff in our Corporate Services group. As of December 31, 2014, five of our employees were located in our Mississauga, Ontario corporate headquarters, 61 employees were located in our Mississauga, Ontario Power Systems group, four employees were located in our Mississauga, Ontario OnSite generation group, thirteen employees were located in our Gladbeck, Germany power generation group and 80 employees were located in our Oevel-Westerlo, Belgium OnSite generation group.

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

Share Ownership

Below is a summary of the securities ownership for each director and Named Executive Officer as of February 28, 2017.

	Share-based Awards
Name	Common Shares	% of Common Shares Outstanding	DSUs	% of DSUs Outstanding
Douglas S. Alexander	88	< 0.01%	56,970	54%
Michael Cardiff	Nil	Nil	27,197	26%
Sara Elford	2,400	0.02%	2,492	2%
David C. Ferguson	1,200	0.01%	6,671	6%
Don Lowry	Nil	Nil	12,343	12%
Joseph Cargnelli	156,452	1.25%	Nil	Nil
Daryl Wilson	16,702	0.13%	Nil	Nil
Robert Motz	Nil	Nil	Nil	Nil
Wido Westbroek	Nil	Nil	Nil	Nil
Filip Smeets	Nil	Nil	Nil	Nil

FORM 20-F	Page 66

Hydrogenics Corporation

Name	RSUs	% of RSUs Outstanding	PSUs	% of PSUs Outstanding
Douglas S. Alexander	Nil	Nil	Nil	Nil
Michael Cardiff	Nil	Nil	Nil	Nil
Sara Elford	Nil	Nil	Nil	Nil
David C. Ferguson	Nil	Nil	Nil	Nil
Don Lowry	Nil	Nil	Nil	Nil
Joseph Cargnelli	11,790	22%	31,354	17%
Daryl Wilson	22,717	43%	92,777	50%
Robert Motz	12,591	24%	41,838	22%
Wido Westbroek	5,385	11%	21,194	11%

	Option-based Awards
Name	Number of securities underlying unexercised options	Option exercise price (CA $)	Option Expiration Date	% of Options Outstanding
Douglas S. Alexander	Nil	N/A	N/A	Nil
Michael Cardiff	Nil	N/A	N/A	Nil
Sara Elford	Nil	N/A	N/A	Nil
David C. Ferguson	Nil	N/A	N/A	Nil
Don Lowry	Nil	N/A	N/A	Nil
Daryl Wilson	76,806 108,593 24,595 41,578	5.03 6.25 16.14 10.53	June 8, 2021 May 12, 2022 March 25, 2025 March 31, 2026	40%
Robert Motz	39,476 13,631 23,044	6.60 16.14 10.53	Nov 19, 2022 March 25, 2025 March 31, 2026	12%
Joseph Cargnelli	39,861 24,639 12.765 21,578	5.03 6.25 16.14 10.53	June 8, 2021 May 12, 2022 March 25, 2025 March 31, 2026	16%
Wido Westbroek	10,238 24,639 5,830 9,856	5.03 6.25 16.14 10.53	June 8, 2021 May 12, 2022 March 25, 2025 March 31, 2026	8%

For information regarding arrangements for involving employees in the capital of our Company, see “Item 6. Directors, Senior Management and Employees – Compensation – Elements of Executive Compensation Program – Long-term Incentives” above.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

To the knowledge of our directors and officers, as of February 28, 2017, no person or company beneficially owns, directly or indirectly, or exercises control or direction over common shares carrying more than 5% of the voting rights attached to our outstanding common shares other than CommScope which owns 1,237,987 common shares, representing 9.9% of our outstanding common shares and Heartland Advisors, Inc. which owns 1,015,000 common shares, representing 8.1% of our outstanding common shares.

Our major shareholders do not have voting rights different from those of our other shareholders.

See “Item 10. Additional Information – Material Contracts” for information regarding changes in ownership interests of CommScope since it first purchased common shares from the Company in 2010.

As of December 31, 2016, approximately 100 US shareholders held approximately 9,630,703 common shares or approximately 77% of our outstanding common shares.

As of February 28, 2017, approximately 255 US shareholders held approximately 9,630,922 common shares or approximately 77% of our outstanding common shares.

FORM 20-F	Page 67

Hydrogenics Corporation

Related Party Transactions

Transactions with Viking Engineering & Tool Co.

In the normal course of operations, we subcontract certain machining and sheet metal fabrication of parts to Viking Engineering & Tool Co., a company owned by the father and uncle of Joseph Cargnelli, a director and senior officer of the Company and one of our principal shareholders. For the fiscal year ended December 31, 2016, billings by this related company totalled $0.4 million, an increase of $0.3 million from the $0.1 million billed in the year ended December 31, 2015. For the fiscal year ended December 31, 2015, billings by this related company totalled $0.1 million, a decrease of $0.1 million from the $0.2 million billed in the year ended December 31, 2014. At December 31, 2016, and February 28, 2017 we had an accounts payable balance due to this related company of less than $0.1 million and less than $0.1 million, respectively. We believe that transactions with this company are consistent with those we have with unrelated third parties.

Kolon Hydrogenics

We hold an equity investment in the joint venture Kolon Hydrogenics. For the fiscal year ended December 31, 2016, we had sales to the joint venture of $0.2 million, a decrease of $0.5 million from the $0.7 million billed in the year ended December 31, 2015. For the fiscal year ended December 31, 2015, billings by this related company totalled $0.7 million, a decrease of $2.4 million from the $3.1 million billed in the year ended December 31, 2014. At December 31, 2016, and February 28, 2017 we had an accounts payable balance due to this related company of less than $0.1 million and less than $0.1 million, respectively. We believe that transactions with this company are consistent with those we have with unrelated third parties.

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

Export Sales (before Legal Proceedings)

Our export sales (to customers outside Canada) for the year ended December 31, 2016 was $29.0 million, representing 99% of our total sales for such year, for the year ended December 31, 2015 was $35.1 million, representing 98% of our total sales for such year, and for the year ended December 31, 2014 was $41.2 million, representing 92% of our total sales for such year.

Legal Proceedings or Settlements

We are not currently party to any material legal or arbitration proceedings or settlements.

FORM 20-F	Page 68

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

	TSX		Nasdaq
	High (CA$)	Low (CA$)	High ($)	Low ($)
Annual Market Prices
2012	8.66	4.32	8.78	4.47
2013	20.80	6.81	19.68	7.05
2014	39.50	13.51	35.52	11.70
2015	19.75	12.601	17.55	7.2
2016	13.17	6.54	10.33	5.00

Quarterly Market Prices
2015
First Quarter	19.75	14.12	17.55	11.21
Second Quarter	16.58	10.51	13.36	8.51
Third Quarter	13.49	9.42	10.05	7.32
Fourth Quarter	16.19	9.69	12.08	7.20
2016
First Quarter	12.40	7.92	8.92	5.41
Second Quarter	13.17	8.75	10.33	6.57
Third Quarter	10.23	6.18	7.87	4.65
Fourth Quarter	8.96	5.38	6.78	3.90
2017
First Quarter (to March 7, 2017)	8.79	5.95	6.75	3.90

Monthly Market Prices
2016
September	8.82	6.18	6.74	4.65
October	8.96	7.25	6.78	5.35
November	7.67	5.86	5.70	4.30
December	6.54	5.38	5.00	3.90
2017
January	7.72	5.95	6.00	3.90
February	8.79	7.35	6.75	5.55
March (up to March 7, 2017)	7.99	7.45	6.10	5.50

FORM 20-F	Page 69

Hydrogenics Corporation

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

FORM 20-F	Page 70

Hydrogenics Corporation

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

Shareholder Rights

Our authorized capital consists of an unlimited number of common shares with no par value and an unlimited number of preferred shares with no par value issuable in series, of which 12,544,960 common shares and no preferred shares were issued and outstanding as of February 28, 2017. As of February 28, 2017, we also have 450,575 warrants issued and outstanding, whereby each warrant entitles the holder to purchase a common share.

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

FORM 20-F	Page 71

Hydrogenics Corporation

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

EDC

•	On November 4, 2016, we entered into a loan agreement with EDC for a five year facility of $9 million. The loan is structured as a five year term loan with quarterly interest payments calculated at an annual interest rate of U.S. prime plus 10%, declining to U.S. prime plus 7% (or 5%) if certain annual earnings before interest, taxes, depreciation and amortization thresholds are met. The loan is secured by a second charge over the assets located within Canada. Commencing March 31, 2017, the loan principal is subject to four quarterly repayments of $250,000 followed by 16 quarterly repayments of $500,000. There is an option to prepay a portion of, or the entire loan at any time, subsequent to March 31, 2017. Concurrent with the new loan agreement, the Company issued EDC 200,575 share purchase warrants. Each warrant is exercisable for one common share of the Company at an exercise price of US$6.85 per common share. The warrants are transferrable and expire on November 4, 2021.

Underwriting Agreement for December 2015 Offering

•	We entered into an underwriting agreement with Craig-Hallum Capital Group LLC as representative of the underwriters, on December 11, 2015, with respect to a public offer in the United States of 2,448,385 common shares of the Company, which included 319,354 common shares offered pursuant to an option granted to the underwriters to cover overallotments in connection with such offering (which was exercised in full). We agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of such liabilities. The underwriters received a fee of US$1,091,061.57 for acting as underwriters of the offering.

FORM 20-F	Page 72

Hydrogenics Corporation

Alstom

•	On May 27, 2015, we announced that we had signed a 10 year exclusive agreement to supply Alstom Transport with hydrogen fuel cell systems for Regional Commuter Trains in Europe. Alstom Transport is a unit of Alstom, a France-based global leader in power generation, transmission and rail infrastructure with sales of €6.2 billion for the year ended March 31, 2015. The agreement, valued at over €50 million, includes the supply of at least 200 engine systems along with service and maintenance as necessary over a 10 year period. Hydrogenics was selected by Alstom following a rigorous technical review process. The fuel cell systems, based on the Company’s Heavy-Duty HD series fuel cells, will be developed to meet European train compliance regulations.

Syndicated Loan

•	On May 6, 2015, we entered into a loan agreement with a syndicate of lenders led by Cinnamon Investments Limited for an 18 month facility of $7.5 million bearing interest at 11% per annum. This facility was repaid on its maturity date of November 7, 2016. Concurrent with the new loan agreement, the Company issued the lenders 250,000 share purchase warrants. Each warrant was exercisable for one common share of the Company at an exercise price of US$15.00 per common share. The warrants are non-transferrable and expire on May 6, 2019. On December 16, 2015, as a result of a public offering, the exercise price of the warrants was reduced to US$10.85 per common share.

Kolon Joint Venture

•	On May 28, 2014, we entered into a joint arrangement with Kolon Water and Energy, a South Korean company, whereby the parties formed Kolon Hydrogenics to launch and market potential businesses based on products and technologies produced by Hydrogenics for the Korean market. We contributed 2.45 billion Korean Won to the transaction (approximately $2.3 million) for a 49% equity position in Kolon Hydrogenics and we share joint control. The Board of directors of the joint venture has four directors consisting of two nominees from each of Hydrogenics and Kolon Water and Energy and all resolutions are adopted by an affirmative vote of two-thirds.

Enbridge Joint Development Agreement

•	On April 20, 2012, we entered into a joint development agreement with Enbridge Inc. (“Enbridge”) pursuant to which we agreed with Enbridge to work together to develop utility scale energy storage projects within Canada and the United States. The joint development agreement has a term of five years. Enbridge also subscribed for C$5 million of common shares of the Company. The subscription agreement for the common shares provided Enbridge with the right to participate in any sale or issuance of any equity securities or securities convertible or exchangeable into equity securities by the Company from the date of the subscription agreement until the 24 month anniversary of the subscription agreement. The subscription agreement also provides that Enbridge will have the right to designate one non-voting observer to the board of directors of the Company. The board observer right expires upon the reduction of Enbridge’s ownership of outstanding common shares of the Company below 5% for any reason.

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

FORM 20-F	Page 73

Hydrogenics Corporation

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

FORM 20-F	Page 74

Hydrogenics Corporation

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

FORM 20-F	Page 75

Hydrogenics Corporation

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

FORM 20-F	Page 76

Hydrogenics Corporation

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

FORM 20-F	Page 77

Hydrogenics Corporation

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

FORM 20-F	Page 78

Hydrogenics Corporation

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

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

FORM 20-F	Page 79

Hydrogenics Corporation

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

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

Management assessed the effectiveness of the Corporation’s internal control over financial reporting at December 31, 2016, based on the criteria set forth in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission as published in 2013.  Based on this assessment, management believes, at December 31, 2016, the Corporation’s internal control over financial reporting is effective. Also, management determined there were no material weaknesses in the Corporation’s internal control over financial reporting at December 31, 2016.

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

FORM 20-F	Page 80

Hydrogenics Corporation

Our management hereby confirms that our disclosure controls and procedures are effective at the reasonable assurance level.

REPORTS ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management’s Report on Internal Control Over Financial Reporting can be found on page F-3 in this form.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the year ended December 31, 2016, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

IDENTIFICATION OF THE AUDIT COMMITTEE

We have a separately designated Audit Committee established in accordance with Section 3(a) (58) (A) of the Securities Exchange Act of 1934. Our Audit Committee is comprised of independent members: David C. Ferguson (Chair), Douglas S. Alexander, Michael Cardiff, Sara Elford and Don Lowry.

AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined it has at least one Audit Committee financial expert serving on its Audit Committee. David C. Ferguson has been determined to be an Audit Committee financial expert and is independent, as that term is defined by Nasdaq’s listing standards. The US Securities and Exchange Commission has indicated that the designation of this individual as an Audit Committee financial expert does not make him an “expert” for any purpose, or impose any duties, obligations or liabilities that are greater than those imposed on members of the Audit Committee and Board of Directors who do not carry this designation or affect the duties, obligations or liabilities of any other member of the Audit Committee or Board of Directors.

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

FORM 20-F	Page 81

Hydrogenics Corporation

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the total remuneration that was paid by us and our subsidiaries to our independent accountants, PricewaterhouseCoopers LLP (“PwC”), in each of the year ended December 31, 2016 and 2015:

Fee (CA$) Unaudited	2016	2015
Audit Fees	CA$493,482	CA$609,580
Audit-Related Fees	CA$32,410	CA$7,889
Tax Fees	CA $nil	CA$3,231
All Other Fees	CA$88,786	CA$19,014
Total fees	CA$614,678	CA$639,714

Audit Fees

In 2016 and 2015, these fees included professional services rendered for the review of interim consolidated financial statements, statutory audits of annual consolidated financial statements, consultations about financial and reporting standards and other regulatory audits and filings, including United States Sarbanes-Oxley Act of 2002 (“SOX”) compliance and International Financial Reporting Standards.

Audit-Related Fees

In 2016 and 2015, these fees included professional services that reasonably relate to the above services and Canadian Public Accounting Board Fees.

Tax Fees

In 2015, these fees included professional services for tax compliance, tax advice, tax planning and advisory services relating to the preparation of corporate tax returns.

All Other Fees

In 2016, these fees related to audit fees related to the public offering completed on December 16, 2015. In 2015, these fees related to audit fees for research & development funded audit requirements.

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

FORM 20-F	Page 82

Hydrogenics Corporation

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

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

FORM 20-F	Page 83

Hydrogenics Corporation

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report on Form 20-F.

2016 Consolidated Financial Statements	F-1

Hydrogenics Corporation

Management’s Responsibility for Financial Reporting

Management’s Discussion and Analysis of Financial Condition and Results of Operations and the consolidated financial statements have been prepared by management and approved by the Board of Directors of Hydrogenics Corporation (the “Company”). The consolidated financial statements were prepared in accordance with International Financial Reporting Standards and where appropriate, reflect management’s best estimates and judgments. Where alternative accounting methods exist, management has chosen those methods considered most appropriate in the circumstances. Management is responsible for the accuracy, integrity and objectivity of the consolidated financial statements within reasonable limits of materiality, and for maintaining a system of internal controls over financial reporting as described in “Management’s Report on Internal Control Over Financial Reporting.” Management is also responsible for the preparation and presentation of other financial information included in the Annual Report and its consistency with the consolidated financial statements.

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

The shareholders’ auditors have full access to the Audit Committee, with and without management being present, to discuss the consolidated financial statements and to report their findings from the audit process. The consolidated financial statements have been audited by the shareholders’ independent auditors, PricewaterhouseCoopers LLP, Chartered Professional Accountants, and their report is provided herein.

Daryl C. F. Wilson President and Chief Executive Officer	Robert Motz Chief Financial Officer

March 7, 2017

Mississauga, Ontario

2016 Consolidated Financial Statements	F-2

Hydrogenics Corporation

Management’s Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the President and Chief Executive Officer and the Chief Financial Officer and is effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with International Financial Reporting Standards. It includes those policies and procedures that:

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements;

•	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions related to and dispositions of the Company’s assets; and

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with International Financial Reporting Standards, and that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s directors.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting at December 31, 2016, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission as published in 2013. Based on this assessment and those criteria, management concluded that as at December 31, 2016, the Corporation’s internal control over financial reporting was effective.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2016 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report, which is included in the Company’s audited financial statements.

Daryl C. F. Wilson President and Chief Executive Officer	Robert Motz Chief Financial Officer

March 7, 2017

Mississauga, Ontario

2016 Consolidated Financial Statements	F-3

Hydrogenics Corporation

March 7, 2017

Independent Auditor’s Report

To the Shareholders of

Hydrogenics Corporation

We have completed integrated audits of Hydrogenics Corporation and its subsidiaries’ 2016, 2015 and 2014 consolidated financial statements and their internal control over financial reporting as at December 31, 2016. Our opinions, based on our audits are presented below.

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Hydrogenics Corporation and its subsidiaries, which comprise the consolidated balance sheets as at December 31, 2016 and December 31, 2015 and the consolidated statements of operations and comprehensive loss, consolidated statements of changes in equity, and consolidated statements of cash flows for the years ended December 31, 2016, December 31, 2015 and December 31, 2014, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

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

2016 Consolidated Financial Statements	F-4

Hydrogenics Corporation

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Hydrogenics Corporation and its subsidiaries as at December 31, 2016 and December 31, 2015 and their financial performance and their cash flows for the years ended December 31, 2016, December 31, 2015 and December 31, 2014 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Report on internal control over financial reporting

We have also audited Hydrogenics Corporation and its subsidiaries’ internal control over financial reporting as at December 31, 2016 based on criteria established in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s responsibility for internal control over financial reporting

Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting

Auditor’s responsibility

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

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

2016 Consolidated Financial Statements	F-5

Hydrogenics Corporation

We believe that our audit provides a reasonable basis for our audit opinion on the company’s internal control over financial reporting.

Definition of internal control over financial reporting

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

Inherent limitations

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, Hydrogenics Corporation and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as at December 31, 2016, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Ontario

2016 Consolidated Financial Statements	F-6

Hydrogenics Corporation

Hydrogenics Corporation

Consolidated Balance Sheets

(in thousands of US dollars)

	December 31, 2016	December 31, 2015

Assets
Current assets
Cash and cash equivalents (note 6)	$10,338	$23,398
Restricted cash (note 6)	405	971
Trade and other receivables (note 7)	9,802	10,419
Inventories (note 8)	17,208	14,270
Prepaid expenses	918	428
	38,671	49,486
Non-current assets
Restricted cash (note 6)	535	532
Investment in joint venture (note 9)	1,750	1,951
Property, plant and equipment (note 10)	4,095	3,049
Intangible assets (note 11)	203	215
Goodwill (note 12)	4,019	4,135
	10,602	9,882
Total assets	$49,273	$59,368

Liabilities
Current liabilities
Operating borrowings (note 16)	$2,111	$1,086
Trade and other payables (note 13)	7,235	7,776
Financial liabilities (note 14)	3,939	9,034
Warranty provisions (note 15)	1,221	2,255
Deferred revenue	10,788	10,146
	25,294	30,297
Non-current liabilities
Other non-current liabilities (note 17)	9,262	3,121
Non-current warranty provisions (note 15)	841	938
Non-current deferred revenue	3,494	4,764
	13,597	8,823
Total liabilities	38,891	39,120
Equity
Share capital (note 18)	365,923	365,824
Contributed surplus	19,255	18,964
Accumulated other comprehensive loss	(3,623)	(3,224)
Deficit	(371,173)	(361,316)
Total equity	10,382	20,248
Total equity and liabilities	$49,273	$59,368

Guarantees and Contingencies (notes 16 and 28)

Douglas S. Alexander Chair	David C. Ferguson Director

The accompanying notes form an integral part of these consolidated financial statements.

2016 Consolidated Financial Statements	F-7

Hydrogenics Corporation

Hydrogenics Corporation

Consolidated Statements of Operations and Comprehensive Loss

For the years ended December 31,

(in thousands of US dollars, except share and per share amounts)

	2016	2015	2014
Revenues	$28,990	$35,864	$45,548
Cost of sales	22,995	29,893	34,334
Gross profit	5,995	5,971	11,214

Operating expenses
Selling, general and administrative expenses (note 20)	10,825	10,215	11,756
Research and product development expenses (note 21)	3,576	4,070	3,284
	14,401	14,285	15,040

Loss from operations	(8,406)	(8,314)	(3,826)

Finance income (loss)
Interest expense, net	(1,762)	(1,322)	(540)
Foreign currency gains (losses), net(1)	(268)	(428)	117
Loss from joint venture (note 9)	(156)	(40)	(94)
Other finance gains (losses), net (note 25)	735	(1,338)	(180)
Finance income (loss), net	(1,451)	(3,128)	(697)

Loss before income taxes	(9,857)	(11,442)	(4,523)
Income tax expense (note 26)	-	-	-
Net loss for the period	(9,857)	(11,442)	(4,523)

Items that will not be reclassified subsequently to net loss:
Re-measurement of actuarial liability	(101)	(104)	64
Items that may be reclassified subsequently to net loss
Exchange differences on translating foreign operations	(298)	(1,284)	(1,651)
Comprehensive loss for the period	$(10,256)	$(12,830)	$(6,110)

Net loss per share
Basic and diluted (note 27)	$(0.79)	$(1.12)	$(0.47)

Weighted average number of common shares outstanding (note 27)	12,542,950	10,199,015	9,718,349

(1)	For the year ended December 31, 2016, a loss of $98 relates to foreign exchange on borrowings. For the year ended December 31, 2015, a gain of $586 relates to foreign exchange on borrowings. For the year ended December 31, 2014, a gain of $293 relates to foreign exchange on borrowings.

The accompanying notes form an integral part of these consolidated financial statements.

2016 Consolidated Financial Statements	F-8

Hydrogenics Corporation

Hydrogenics Corporation

Consolidated Statements of Changes in Equity

(in thousands of US dollars, except share and per share amounts)

	Common shares		Contributed		Accumulated other comprehensive	Total
	Number	Amount	surplus	Deficit	loss(1)	equity
Balance at December 31, 2013	9,017,617	$333,312	$18,449	$(345,351)	$(249)	$6,161
Net loss	-	-	-	(4,523)	-	(4,523)
Other comprehensive loss	-	-	-	272	(1,859)	(1,587)
Total comprehensive loss	-	-	-	(4,251)	(1,859)	(6,110)
Issuance of common shares and warrants exercised (note 18)	1,057,144	14,762	-	-	-	14,762
Issuance of common shares on exercise of stock options (note 19)	15,564	185	(66)	-	-	119
Stock-based compensation expense (note 19)	-	-	544	-	-	544
Balance at December 31, 2014	10,090,325	$348,259	$18,927	$(349,602)	$(2,108)	$15,476
Net loss	-	-	-	(11,442)	-	(11,442)
Other comprehensive loss	-	-	-	-	(1,388)	(1,388)
Total comprehensive loss	-	-	-	(11,442)	(1,388)	(12,830)
Transfer				(272)	272	-
Issuance of common shares (note 18)	2,448,385	17,549	-	-	-	17,549
Adjustment for partial shares on share consolidation	(3)	-	-	-	-	-
Issuance of common shares on exercise of stock options (note 19)	2,050	16	(6)	-	-	10
Stock-based compensation expense (note 19)	-	-	43	-	-	43
Balance at December 31, 2015	12,540,757	$365,824	$18,964	$(361,316)	$(3,224)	$20,248
Net loss	-	-	-	(9,857)	-	(9,857)
Other comprehensive loss	-	-	-	-	(399)	(399)
Total comprehensive loss	-	-	-	(9,857)	(399)	(10,256)
Issuance of common shares on vesting of performance share units (note 19)	4,203	99	(99)	-	-	-
Stock-based compensation expense (note 19)	-	-	390	-	-	390
Balance at December 31, 2016	12,544,960	$365,923	$19,255	$(371,173)	$(3,623)	$10,382

(1)	Accumulated other comprehensive loss represents currency translation adjustments of $3,482 as of December 31, 2016 (2015 - $3,184, 2014 - $1,900), and loss on re-measurement of actuarial liability of ($141) as of December 31, 2016 (2015 - $40, 2014 - $208).

The authorized share capital of the Company consists of an unlimited number of common shares, with no par value, and an unlimited number of preferred shares in series, with no par value.

The accompanying notes form an integral part of these consolidated financial statements.

2016 Consolidated Financial Statements	F-9

Hydrogenics Corporation

Hydrogenics Corporation

Consolidated Statements of Cash Flows

For the years ended December 31,

(in thousands of US dollars)

	2016	2015	2014
Cash and cash equivalents provided by (used in):
Operating activities
Net loss for the period	$(9,857)	$(11,442)	$(4,523)
Decrease (increase) in restricted cash	542	2,172	(1,825)
Items not affecting cash
Loss on disposal of assets	5	9	1
Amortization and depreciation	751	630	661
Unrealized other gains and losses on hedging (note 25)	-	43	-
Other finance losses (gains), net (note 25)	(760)	752	180
Unrealized foreign exchange losses (gains)	146	(369)	259
Unrealized loss on joint venture (note 9)	156	40	94
Portion of borrowings recorded as a reduction of research and development expenses	-	-	(355)
Accreted non-cash and unpaid interest and amortization of deferred financing fees (note 17 (i), (ii) and (iv))	1,086	920	480
Payment of post-retirement benefit liability (note 17(iii))	-	-	(85)
Stock-based compensation (note 18)	390	43	544
Stock-based compensation - DSU’s and cash-settled RSUs (note 19)	(290)	(234)	82
Net change in non-cash operating assets and liabilities (note 30)	(5,382)	1,598	(10,457)
Cash used in operating activities	(13,213)	(5,838)	(14,944)

Investing activities
Investment in joint venture (note 9)	-	-	(2,307)
Proceeds from disposals of property, plant and equipment (note 10)	-	-	10
Purchase of property, plant and equipment (note 10)	(2,955)	(2,028)	(871)
Receipt of IDF government funding (note 28)	1,201	118	-
Purchase of intangible assets (note 11)	(48)	(105)	(110)
Cash used in investing activities	(1,802)	(2,015)	(3,278)

Financing activities
Repayment of long-term debt - institutional	(7,500)	-	-
Repayment of repayable government contributions and long-term debt - Province of Ontario (note 17(ii) and (iv))	(374)	(213)	(498)
Proceeds of borrowings, net of transaction costs (note 16, and 17(i))	8,715	6,866	854
Proceeds of operating borrowings (note 16)	1,072	1,113	-
Common shares issued and stock options exercised, net of issuance costs (note 18)	-	17,559	13,666
Cash provided by financing activities	1,913	25,325	14,022

Increase (decrease) in cash and cash equivalents during the period	(13,102)	17,472	(4,200)
Cash and cash equivalents - Beginning of period	23,398	6,572	11,823
Effect of exchange rate fluctuations on cash and cash equivalents held	42	(646)	(1,051)
Cash and cash equivalents - End of period	$10,338	$23,398	$6,572

Supplemental disclosure
Income taxes paid	$-	$-	$-
Interest paid	$720	$432	$10

The accompanying notes form an integral part of these consolidated financial statements.

2016 Consolidated Financial Statements	F-10

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

Note 1 - Description of Business

Hydrogenics Corporation and its subsidiaries (“Hydrogenics” or the “Corporation” or the “Company”) design, develop and manufacture hydrogen generation products based on water electrolysis technology, and fuel cell products based on proton exchange membrane (“PEM”) technology. The Company has manufacturing plants in Canada and Belgium, a satellite facility in Germany, and branch offices in Russia and Indonesia. Its products are sold throughout the world.

Hydrogenics is incorporated and domiciled in Canada. The address of the Company’s registered head office is 220 Admiral Boulevard, Mississauga, Ontario, Canada. The Company’s shares trade under the symbol “HYG” on the Toronto Stock Exchange and under the symbol “HYGS” on NASDAQ.

Note 2 - Basis of Preparation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of consolidated financial statements.

The preparation of consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and notes to the consolidated financial statements. These estimates are based on management’s experience and other factors, including expectations about future events that are believed to be reasonable under the circumstances. The most significant estimates relate to revenue recognition and warranty provisions (see note 4).

On March 7, 2017, the Board of Directors authorized the consolidated financial statements for issue.

Note 3 - Summary of Significant Accounting Policies

The consolidated financial statements of the Company include the accounts of Hydrogenics and all of its wholly-owned subsidiaries. All intercompany transactions, balances and unrealized gains or losses on transactions between group companies have been eliminated. Accounting policies of subsidiaries have been changed, where necessary, to ensure consistency with the policies adopted by the Company. Subsidiaries include all entities controlled by the Company. Control exists when the Company is exposed or has rights, to variable returns from the Company’s involvement, and has the ability to affect those returns through the Company’s power over the subsidiary. The existence and potential voting rights presently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control was obtained by the Company and are deconsolidated from the date on which control ceased. The consolidated financial statements have been prepared under the historical cost convention, except for the revaluation of certain financial assets and financial liabilities to fair value.

Investments in joint ventures

Investments in joint ventures, over which the Company has joint control, are accounted for using the equity method. Under the equity method of accounting, investments are initially recorded at cost, and the carrying amount is increased or decreased to recognize the Company’s share of the investee’s net profit or loss, including net profit or loss recognized in other comprehensive income (“OCI”), subsequent to the date of acquisition.

2016 Consolidated Financial Statements	F-11

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

Foreign currency translation

Items included in the financial statements of each consolidated entity in the Company’s consolidated financial statements are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The consolidated financial statements are presented in US dollars, which is the functional currency of Hydrogenics Corporation (“the parent company”).

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

The functional currency of the Company’s subsidiary located in Belgium is the euro, which is the currency of the primary economic environment in which the subsidiary operates. Effective January 1, 2016 the functional currency of the Company’s subsidiary located in Germany is the euro (previously was the US dollar), which is the currency of the primary economic environment in which the subsidiary operates. The financial statements of these subsidiaries are translated into US dollars as follows: assets and liabilities, at the closing exchange rate at the dates of the consolidated balance sheets; and the income and expenses and other comprehensive income (loss), at the average exchange rate during the year as this is considered a reasonable approximation to the actual rates. All resulting foreign exchange changes are recognized in other comprehensive loss as cumulative translation adjustments.

Cash and cash equivalents and restricted cash

Cash equivalents are short-term, highly liquid investments that are readily convertible into known amounts of cash. Cash and cash equivalents, including restricted cash held as partial security for standby letters of credit and letters of guarantee, include cash on hand deposits held with banks and other short-term highly liquid investments with original maturities of three months or less.

Financial instruments

Financial assets and financial liabilities are recognized on the trade date – the date on which the Company becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. Financial liabilities are derecognized when they are extinguished, which occurs when the obligation specified in the contract is discharged, cancelled, or expired. Financial assets and financial liabilities are offset and the net amount reported in the consolidated balance sheets when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the financial asset and settle the financial liability simultaneously.

At initial recognition, the Company classifies its financial instruments in the following categories depending on the purpose for which the instruments were acquired, as follows:

(i)	Financial assets and financial liabilities at fair value through profit or loss. A financial asset or financial liability is classified in this category if acquired principally for the purpose of selling or repurchasing in the short term. Derivatives are also included in this category, unless designated as hedges. Financial instruments in this category are recognized initially and subsequently at fair value. Transaction costs are expensed in the consolidated statements of operations and comprehensive loss. Gains and losses arising from changes in fair value are presented in the consolidated statements of operations and comprehensive loss within other gains and losses in the period in which they arise. Financial assets and financial liabilities at fair value through profit or loss are classified as current, except for the portion expected to be realized or paid beyond 12 months of the consolidated balance sheet dates, which is classified as non-current. The measurement of the fair value of an asset or liability is based on assumptions that market participants would use when pricing the asset or liability under current market conditions.

2016 Consolidated Financial Statements	F-12

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

The Company also periodically enters into foreign exchange forward contracts to limit its exposure to foreign currency rate fluctuations. These derivatives are recognized initially at fair value and are recorded as either assets or liabilities based on their fair value. Subsequent to initial recognition, these derivatives are measured at fair value and changes to their value are recorded through net loss, unless these financial instruments are designated as hedges.

(ii)	Loans and receivables. Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. The Company’s loans and receivables comprise trade and other receivables, cash and cash equivalents and restricted cash, and are classified as current, except for the portion expected to be realized or paid beyond 12 months (or within the normal operating cycle of the business if longer) of the consolidated balance sheet dates, which is classified as non-current. Loans and receivables are initially recognized at fair value. The measurement of the fair value of an asset is based on assumptions that market participants would use when pricing the asset under current market conditions. Subsequently, loans and receivables are measured at amortized cost using the effective interest method less a provision for impairment.

(iii)	Financial liabilities at amortized cost. Financial liabilities at amortized cost include trade and other payables, repayable government contributions and long-term debt. All financial liabilities at amortized cost are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method. At the end of each reporting period, interest accretion related to repayable government contributions and long-term debt is included in interest expense and changes in value attributable to changes in the timing and amount of estimated future cash flows are included in other finance gains losses, net. Financial liabilities are classified as current liabilities if payment is due within 12 months (or within the normal operating cycle of the business if longer). Otherwise, they are presented as non-current liabilities.

(iv)	Derivative financial instruments, including hedge accounting. The Company periodically holds derivative financial instruments to hedge its foreign currency risk exposures that are designated as the hedging instrument in a hedge relationship. On initial designation of the hedge, the Company formally documents the relationship between the hedging instrument and hedged item, including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship. The Company makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, whether the hedging instruments are expected to be “highly effective” in offsetting the changes in the fair value or cash flows of the respective hedged items during the period for which the hedge is designated, and whether the actual results of each hedge are within a range of 80-125%. For a cash flow hedge of a forecast transaction, the transaction should be highly probable to occur and should present an exposure to variations in cash flows that could ultimately affect reported net income. Derivatives are recognized initially at fair value; attributable transaction costs are recognized in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

(v)	Cash flow hedges. When a derivative is designated as the hedging instrument in a hedge of the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and presented in unrealized gains/losses on cash flow hedges in equity. The amount recognized in other comprehensive income is removed and included in profit or loss in the same period as the hedged cash flows affect profit or loss under the same line item in the consolidated statements of operations and comprehensive loss as the hedged item. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

2016 Consolidated Financial Statements	F-13

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in other comprehensive income and presented in unrealized gains/losses on cash flow hedges in equity remains there until the forecast transaction affects profit or loss.

If the forecast transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss. In other cases the amount recognized in other comprehensive income is transferred to profit or loss in the same period that the hedged item affects profit or loss.

Inventories

Raw materials, work-in-progress and finished goods are valued at the lower of cost, determined on a first-in, first-out basis, and net realizable value. Inventory costs include the cost of material, labour, variable overhead and an allocation of fixed manufacturing overhead including amortization based on normal production volumes. Net realizable value is the estimated selling price less estimated costs of completion and applicable selling expenses. If the carrying value exceeds the net realizable amount, a writedown is recognized. The writedown may be reversed in a subsequent period if the circumstances causing it no longer exist.

Property, plant and equipment

Property, plant and equipment are stated at cost less government grants, accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. Subsequent costs are included in the asset’s carrying value or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost can be measured reliably. The cost and accumulated depreciation of replaced assets are derecognized when replaced. Repairs and maintenance costs are charged to the consolidated statements of operations and comprehensive loss during the period in which they are incurred.

Depreciation is calculated on a diminishing balance method to depreciate the cost of the assets to their residual values over their estimated useful lives. The depreciation rates applicable to each category of property, plant and equipment are as follows:

Furniture and equipment	20% - 30% per annum
Computer hardware	30% per annum
Automobiles	30% per annum
Leasehold improvements	Straight-line over the term of the lease

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

Intangible assets

The Company’s intangible assets consist of computer software with finite useful lives. These assets are capitalized and amortized over their useful lives using the diminishing balance method of 30% per annum. Costs associated with maintaining computer software programs are recognized as an expense as incurred. The method of amortization and useful lives of the assets are reviewed at least annually and adjusted if appropriate.

2016 Consolidated Financial Statements	F-14

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

Goodwill

Goodwill is recognized as the fair value of the consideration transferred including the recognized amount of any non-controlling interest in the acquiree, less the fair value of the net identifiable assets acquired and liabilities assumed, as of the acquisition date. Subsequent to initial recognition, goodwill is measured at cost less accumulated impairment losses. Goodwill acquired in business combinations is allocated to groups of cash generating units (“CGU”) that are expected to benefit from the synergies of the combination. The goodwill recorded in the Company’s consolidated financial statements relates to the OnSite Generation CGU. Goodwill is not amortized.

Impairment

At each reporting date, the Company assesses whether there is objective evidence that a financial asset is impaired. If such evidence exists, the Company recognizes an impairment loss on the financial asset, which is carried at amortized cost. The loss is determined as the difference between the amortized cost of the financial asset and the present value of the estimated future cash flows, discounted using the financial asset’s original effective interest rate. The carrying value of the asset is reduced by this amount indirectly through the use of an allowance account. Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized.

Property, plant and equipment and definite life intangible assets are tested for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Intangible assets with an indefinite useful life or intangible assets not yet available-for-use are subject to an annual impairment test. For the purpose of measuring recoverable values, assets are grouped at the lowest levels for which there are separately identifiable cash inflows being the CGU. The recoverable value is the higher of an asset’s fair value less costs of disposal and value in use (which is the present value of the expected future cash flows of the relevant asset or CGU). An impairment loss is recognized for the value by which the asset’s carrying value exceeds its recoverable value.

Goodwill is not amortized but is reviewed for impairment annually or at any time an indicator of impairment exists. Refer to Note 12 for a detailed discussion on how the goodwill testing is performed. Goodwill acquired through a business combination is allocated to each CGU or group of CGUs that is expected to benefit from the related business combination. A goodwill CGU represents the lowest level within an entity at which goodwill is monitored for internal management purposes, which is not higher than an operating segment.

The Company evaluates impairment losses, other than goodwill impairment, for potential reversals when events or circumstances warrant such consideration.

Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chief Executive Officer. The Corporation has two segments which are OnSite Generation and Power Systems. OnSite Generation includes the design, development, manufacture and sale of hydrogen generation products. Power Systems includes the design, development, manufacture and sale of fuel cell products.

Provisions and product warranties

Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is more likely than not that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are measured based on management’s best estimate of the expenditure required to settle the obligation at the end of the reporting period, and are discounted to their present value where the effect is material. Additionally, the Company performs evaluations to identify onerous contracts and where applicable, records provisions for such contracts. Onerous contracts are those in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. The unavoidable costs under a contract reflect the least net cost of exiting from the contract, which is the lower of the cost of fulfilling it and any compensation or penalties arising from the failure to fulfill it.

2016 Consolidated Financial Statements	F-15

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

The Company typically provides a warranty for parts and/or labour for up to two years or based on time or certain operating specifications, such as hours of operation. In establishing the warranty provision, the Company estimates the likelihood that products sold will experience warranty claims and the estimated cost to resolve claims received, taking into account the nature of the contract and past and projected experience with the products. Provisions are reviewed at each consolidated balance sheet date and adjusted to reflect the current best estimate. If it is no longer probable that a payment to settle the obligation will be incurred, the provision is reversed.

Warrants

The Company has issued warrants which have been classified as liabilities, which are recorded at their fair value with changes in fair value reflected in the consolidated statements of operations.

Leases

Leases are classified as finance leases when the lease arrangement transfers substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases. The assets held under a finance lease are recognized as assets at the lower of the following two values: the present value of the minimum lease payments under the lease arrangement or their fair value determined at inception of the lease. The corresponding obligation to the lessor is accounted for as long-term debt. These assets are depreciated over the shorter of the useful life of the assets and the lease term when there is no reasonable certainty the Company will obtain ownership by the end of the lease term. Payments made under operating leases (net of any incentives received from the lessor) are charged to the consolidated statements of operations and comprehensive loss on a straight-line basis over the period of the lease.

Research and product development

The Company incurs costs associated with the design and development of new products. Expenditures during the research phase are expensed as incurred. Expenditures during the development phase are capitalized if the Company can demonstrate each of the following criteria: (i) the technical feasibility of completing the intangible asset so that it will be available-for-use or sale; (ii) its intention to complete the intangible asset and use or sell it; (iii) its ability to use or sell the intangible asset; (iv) how the intangible asset will generate probable future economic benefits; (v) the availability of adequate technical, financial, and other resources to complete the development and to use or sell the intangible asset; and (vi) its ability to measure reliably the expenditure attributable to the intangible asset during its development; otherwise, they are expensed as incurred. Capitalized costs are amortized over their estimated useful lives.

Funding for research and product development includes government and non-government research and product development support. Government research and product development funding is recognized when there is reasonable assurance the Company has complied with the conditions attached to the funding arrangement and is recognized as the applicable costs are incurred. Non-governmental funding is recognized when the Company becomes party to the contractual provisions of the funding agreement and is recognized as the applicable costs are incurred. Research and product development funding is presented as a reduction in research and product development expenses unless it is for reimbursement of an asset, in which case, it is accounted for as a reduction in the carrying amount of the applicable asset. Where the Company receives government contributions that include fixed terms of repayment, a financial liability is recognized and measured as an amortized cost financial liability, as discussed above.

2016 Consolidated Financial Statements	F-16

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable for the gross inflow of economic benefits during the period, arising in the ordinary course of the Company’s activities, net of discounts and returns.

Revenue is recognized when the Company has transferred the significant risks and rewards of ownership of the goods to the buyer, it is probable the economic benefits will flow to the Company, delivery has occurred, and the amount of revenue and costs incurred or to be incurred can be measured reliably. For sales of equipment, these criteria are generally met at the time the product is shipped and delivered to the customer and depending on the delivery conditions, title and risk have passed to the customer and acceptance of the product, when contractually required, has been obtained, either via formal acceptance by the customer or lapse of rejection period. If all other revenue recognition criteria have been met but delivery has not occurred, the Company recognizes revenue, provided that the following criteria have been met: (i) the buyer must have assumed title to the goods and accepted billing; (ii) it must be probable delivery will take place; (iii) the goods must be on hand identified and ready for delivery to the buyer at the time the sale is recognized; (iv) the buyer specifically acknowledges the deferred delivery instructions; and (v) the usual payment terms apply.

Site commissioning revenue is recognized when the installation has been completed. Revenue is measured based on the price specified in the sales contract, net of discounts and estimated returns.

Historical experience is used to estimate and provide for discounts and returns.

The Company also enters into transactions that represent multiple-element arrangements, which may include any combination of equipment and service. These multiple-element arrangements are assessed to determine whether they can be sold separately in order to determine whether they can be treated as more than one unit of accounting or element for the purpose of revenue recognition. When there are multiple elements or units of accounting in an arrangement, the arrangement consideration is allocated to the separate units of accounting or elements on a fair value basis. The revenue recognition policy described above is then applied to each unit of accounting.

Revenue from long-term contracts, such as customer specific product development contracts, is recognized when the outcome of a transaction involving the rendering of services can be estimated reliably, determined under the percentage-of-completion method based on the stage of completion. Under this method, the revenue recognized equals the latest estimate of the total selling price of the contract multiplied by the actual completion rate, determined by reference to the costs incurred for the transaction and the costs to complete the transaction. The outcome of a transaction can be estimated reliably when the amount of revenue can be measured reliably, it is probable that the economic benefits associated with the transaction will flow to the Company, the stage of completion at the end of the reporting period can be measured reliably, and the costs incurred for the transaction and the costs to complete the transaction can be measured reliably.

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

2016 Consolidated Financial Statements	F-17

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

Cost of sales

Cost of sales for products includes the cost of finished goods inventory and the costs related to shipping and handling. Cost of sales for service includes direct labour and additional direct and indirect expenses.

Share capital

Common shares are classified as equity. Incremental costs directly attributable to the issuance of shares are recognized as a deduction from equity.

Post-retirement benefit liabilities

The Company has a post-retirement benefit obligation with respect to the Belgium subsidiary related to a defined contribution plan. Under Belgian law, a guaranteed return on the contributions is required and as a result this is accounted for as a defined benefit plan. The Company has recorded a long-term liability associated with this plan for the present value of the obligation at the consolidated balance sheet dates. Changes in the fair value of this liability represent actuarial gains and losses arising from experience adjustments and are charged/credited to equity in other comprehensive income.

Stock-based compensation

The Company’s stock-based compensation plans are summarized below:

(i)	Stock options

The Company grants stock options to certain employees. Stock options vest 25% one year from the date of grant and annually thereafter over three years and expire after ten years. Each tranche in an award is considered a separate award with its own vesting period and grant date fair value. The fair value of each tranche is measured at the date of grant using the Black-Scholes option pricing model. Compensation expense is recognized (with a corresponding adjustment to contributed surplus) over the tranche’s vesting period, and is based on the estimated number of instruments expected to vest, which are then reestimated at the reporting dates to the extent that subsequent information indicates the actual number of instruments expected to vest is likely to differ from previous estimates. When options are exercised the Company issues new shares and the proceeds received net of any directly attributable transaction costs are credited to share capital at market value and the difference is adjusted to contributed surplus.

(ii)	Restricted share units (“RSU”)

The Company grants RSUs to certain employees. The RSUs will be settled in the Company’s shares. The cost of the Company’s RSU’s is charged to selling, general and administrative expenses using the graded vesting method. RSU’s vest three years from grant date. The fair value of each grant of RSUs is the fair value of the Company’s share price on the date of grant. The resulting compensation expense, included in selling, general and administrative expenses, is based on the fair value of the awards granted is charged to income over the period the employees unconditionally become entitled to the award, with a corresponding increase to contributed surplus.

2016 Consolidated Financial Statements	F-18

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

(iii)	Deferred share units (“DSU”)

The Company grants DSUs to directors as part of their compensation. The DSUs vest upon grant and are settled in cash. The vested DSUs are marked-to-market at the end of each reporting period based on the closing price of the Company’s shares with the change in fair value recorded in selling, general and administrative expenses. The Company has set up a liability in the consolidated balance sheets, included within trade and other payables, for the fair value of the vested DSUs.

(iv)	Performance share units (“PSU”)

The Company grants PSUs to certain employees. The PSUs will be settled in the Company’s shares. The cost of the Company’s PSUs is charged to selling, general and administrative expenses using the graded vesting method. The fair value of the vested share units is the fair value of the Company’s share price on the date of grant. The resulting compensation expense, based on the fair value of the awards granted, excluding the impact of any non-market service and performance vesting conditions, is charged to income over the period the employees unconditionally become entitled to the award, with a corresponding increase to contributed surplus. Non-market vesting conditions are considered in making assumptions about the number of awards that are expected to vest. At each reporting date, the Company reassesses its estimates of the number of awards that are expected to vest and recognizes the impact of any revision in the consolidated statements of operations and comprehensive loss with a corresponding adjustment to contributed surplus.

Income taxes

Income tax expense comprises current income tax expense and deferred income tax expense. Income tax expense is recognized in the consolidated statements of operations, except to the extent that it relates to items recognized directly in equity, in which case, income taxes are also recognized directly in comprehensive loss or equity. Current income taxes are the expected taxes payable on the taxable income for the year, using income tax rates enacted at the end of the reporting period, and any adjustment to income taxes payable in respect of previous years.

In general, deferred income taxes are the amount of income taxes expected to be paid or recoverable in future periods in respect of temporary differences, carry-forwards of unused tax losses and carry-forwards of unused tax credits. Deferred income taxes arise between the tax base and their carrying values in the consolidated financial statements as well as on unused tax losses and tax credits. Deferred income taxes are determined on a non-discounted basis using tax rates and laws that have been enacted or substantively enacted at the consolidated balance sheet dates and are expected to apply when the deferred income tax asset or liability is settled.

Deferred income taxes are provided on temporary differences arising on investments in subsidiaries and associates, except, in the case of subsidiaries, where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred income tax assets are recognized to the extent it is probable that taxable profits will be available against which the deductible temporary differences and unused tax losses and tax credits can be utilized. The carrying value of deferred income tax assets is reviewed at each consolidated balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the deferred income tax asset to be recovered. Deferred income tax liabilities are not recognized on temporary differences that arise from goodwill, which is not deductible for tax purposes. Deferred income tax assets and liabilities are not recognized in respect of temporary differences that arise on initial recognition of certain assets and liabilities acquired other than in a business combination. Deferred income tax assets and liabilities are presented as non-current.

2016 Consolidated Financial Statements	F-19

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

Net loss per share

Basic net loss per share is calculated based on the weighted average number of common shares outstanding for the year. Diluted net loss per share is calculated using the weighted average number of common shares outstanding for the year for basic net loss per share plus the weighted average number of potential dilutive shares that would have been outstanding during the year had all potential common shares been issued at the beginning of the year or when the underlying stock options or warrants were granted, if later, unless they were anti-dilutive. The treasury stock method is used to determine the incremental number of shares that would have been outstanding had the Company used proceeds from the exercise of stock options and warrants to acquire common shares.

Note 4 - Significant Accounting Judgments and Estimation Uncertainties

Critical accounting estimates and judgments

The preparation of consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and notes to the consolidated financial statements. These estimates are based on management’s experience and other factors, including expectations about future events that are believed to be reasonable under the circumstances. Significant areas requiring the Company to make estimates include revenue recognition, warranty provision and going concern.

These estimates and judgments are further discussed below:

(i)	Revenue recognition and contract accounting

The Company uses the percentage-of-completion method of accounting for its long-term contracts, such as customer specific product development contracts. Use of the percentage-of-completion method requires the Company to estimate the services performed to date as a proportion of the total services to be performed. This estimate impacts both the amount of revenue recognized by the Company as well as the amount of deferred revenue. The determination of estimated costs for completing a fixed-price contract is based on estimates that can be affected by a variety of factors such as potential variances in scheduling and cost of materials along with the availability and cost of qualified labour and subcontractors, productivity, as well as possible claims from subcontractors.

The determination of expected revenue represents the contractually agreed revenue, including change orders. A change order results from an official change to the scope of the work to be performed compared to the original contract that was signed.

The Company estimates costs separately for each customer specific product development contract. The determination of estimates is based on the Company’s business practices, considering budgets as well as its historical experience. Furthermore, management regularly reviews underlying estimates of product development contract profitability. The long-term nature of certain product development contract arrangements commonly results in significant estimates related to scheduling and estimated costs.

(ii)	Warranty provision

As noted above, the Company typically provides a warranty for parts and/or labour for up to two years from the date of shipment or commissioning or based on certain operating specifications, such as hours of operation. In establishing the warranty provision, management considers historical field data, results of internal testing and in certain circumstances, application, in determining the value of this provision. Should these estimates prove to be incorrect, the Company may incur costs different from those provided for in the warranty provision. Management reviews warranty assumptions and makes adjustments to the provision at each reporting date based on the latest information available, including the expiry of contractual obligations. Adjustments to the warranty provision are recorded in cost of sales.

2016 Consolidated Financial Statements	F-20

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

(iii)	Going concern

The assessment of events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern involves significant judgment. In making this determination management considers all relevant information. See note 32 for Liquidity risk disclosures. Management has determined that there is no going concern uncertainty at December 31, 2016.

Note 5 - Accounting Standards Issued But Not Yet Applied

In July 2014, the IASB issued a final version of IFRS 9, Financial Instruments, which replaces IAS 39, Financial Instruments: Recognition and Measurement, and supersedes all previous versions of the standard. The standard introduces a new model for the classification and measurement of financial assets and liabilities, a single expected credit loss model for the measurement of the impairment of financial assets and a new model for hedge accounting that is aligned with a company’s risk management activities. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with earlier adoption permitted. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements.

In May 2014, the IASB issued the final revenue standard, IFRS 15, Revenue from Contracts with Customers, which will replace IAS 11, Construction Contracts, IAS 18, Revenue, IFRIC 13, Customer Loyalty Programmes, IFRIC 15, Agreements for the Construction of Real Estate, IFRIC 18, Transfer of Assets from Customers, and SIC 31, Revenue - Barter Transactions Involving Advertising Services.

The new standard provides a comprehensive five-step revenue recognition model for all contracts with customers and requires management to exercise significant judgment and make estimates that affect revenue recognition. In September 2015, the IASB deferred the effective date of the revenue standard to fiscal years beginning on or after January 1, 2018 and interim periods within that year. Earlier application is permitted. The Company is assessing the new standard to determine its impact on the Company’s consolidated financial statements.

IFRS 16 Leases (“IFRS 16”) sets out the principles for the recognition, measurement, presentation an ddisclosure of leases for both parties to a contract, the customer (‘lessee’) and the supplier (‘lessor). This will replace IAS 17 Leases (“IAS 17”) and related Interpretations. IFRS 16 provides revised guidance on identifying a lease and for separating lease and non-lease components of a contract. IFRS 16 introduces a single accounting model for all lessees and requires a lessee to recognize right-of-use assets and lease liabilities for leases with terms of more than 12 moths, unless the underlying asset is of low value, and depreciation of lease assets separately from interest on lease liabilities in the income statement. Under IFRS 16, lessor accounting for operating and finance leases will remain substantially unchanged. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with earlier application permitted for entities that apply IFRS 15 Revenue from Contracts with Customers. The Company’s contractual obligations in the form of operating leases under IAS 17 (note 28) will then be reflected on the balance sheet resulting in an increase to both assets and liabilities upon adoption of IFRS 16, and changes to the timing of recognition of expenses associated with the lease arrangements. The Company has not yet analyzed the new standard to determine its impact on the Company’s consolidated balance sheet and consolidated statement of net loss and comprehensive loss.

IFRS 2, Share-based Payments: In June 2016, the IASB issued a final amendment to IFRS 2, clarifying how to account for certain types of share-based payment transactions. The amendment, which was developed through the IFRS Interpretations Committee, provides requirements on the accounting for: (i) the effect of vesting and non-vesting conditions on the measurement of cash-settled share-based payment; (ii) share-based payment transactions with a net settlement feature for withholding tax obligations; and (iii) a modification to the terms and conditions of a share-based payment that changes the classifications of the transaction from cash-settled to equity-settled. The amendments are effective for annual reporting periods beginning on or after January 1, 2018. The Company is assessing the new amendment to determine its impact on the Company’s consolidated financial statements.

2016 Consolidated Financial Statements	F-21

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

Note 6 – Cash and Cash Equivalents and Restricted Cash

	December 31, 2016	December 31, 2015
Cash and cash equivalents	$10,338	$23,398
Restricted cash	405	971
Restricted cash - non-current	535	532
Total	$11,278	$24,901

The restricted cash is held by financial institutions in Canada and Europe as partial security for standby letters of credit and letters of guarantee. At December 31, 2016, the Company had standby letters of credit and letters of guarantee issued by several financial institutions of $2,916 (2015 - $5,357), with expiry dates extending to August 2019. See Note 16 - Lines of Credit and Bank Guarantees for additional information.

Note 7 - Trade and Other Receivables

	December 31, 2016	December 31, 2015
Trade accounts receivables	$2,269	$2,314
Less: Allowance for doubtful accounts	(556)	(127)
Net trade accounts receivable	1,713	2,187
Accrued receivables	5,002	6,450
Other receivables	3,087	1,782
Total receivables	$9,802	$10,419

Included in accrued receivables is $4,372 relating to receivables which are to be billed according to progress based, specified payment schedules, typical with long term percentage of completion contracts.

Note 8 - Inventories

	December 31, 2016	December 31, 2015
Raw materials	$9,441	$7,737
Work-in-progress	7,537	6,440
Finished goods	230	93
Total inventory	$17,208	$14,270

2016 Consolidated Financial Statements	F-22

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

At December 31, 2016, the inventory obsolescence provision was as follows:

	December 31,	December 31,	December 31,
	2016	2015	2014
At January 1	$1,232	$1,050	$955
Net Increase in the provision	649	547	512
Writedowns during the period	(561)	(318)	(348)
Foreign exchange revaluation	12	(47)	(69)
At December 31,	$1,332	$1,232	$1,050

Note 9 – Investment in Joint Venture

On May 28, 2014, the Company entered into a joint arrangement with Kolon Water & Energy Co. Ltd., whereby the parties formed the joint venture Kolon Hydrogenics to launch and market potential businesses based on products and technologies produced by Hydrogenics for the Korean market. The Company has a 49% equity position in Kolon Hydrogenics and shares joint control. The Board of Directors of the joint venture has four directors consisting of two nominees from each of Hydrogenics and Kolon Water and Energy and all resolutions are adopted by an affirmative vote of two thirds. The Company accounts for this joint venture using the equity method in accordance with IFRS 11, “Joint Arrangements”.

	December 31, 2016	December 31, 2015	December 31, 2014
Balance January 1,	$1,951	$2,150	$-
Equity investment in joint venture	-	-	2,307
Share in loss of the joint venture	(156)	(40)	(94)
Foreign currency translation	(45)	(159)	(63)
Investment in joint venture	$1,750	$1,951	$2,150

Financial information for the joint venture, as presented in the IFRS financial statements of Kolon Hydrogenics follows below.

Summarized balance sheet information of Kolon Hydrogenics is as follows:

	December 31, 2016	December 31, 2015
Assets
Current assets	$714	$590
Non-current assets	5,026	5,508
Total assets	$5,740	$6,098
Liabilities
Current liabilities	$569	$202
Non-current liabilities	1,703	2,095
Total liabilities	2,272	2,297
Net assets	$3,468	$3,801

2016 Consolidated Financial Statements	F-23

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

Summarized loss from continuing operations and total comprehensive loss for Kolon Hydrogenics is as follows:

	2016	2015	2014
Revenue	$1,496	$119	$-
Loss before income taxes	(232)	(271)	(161)
Joint venture loss from continuing operations	$(241)	$(329)	$(126)

The Company’s portion of the joint venture’s loss from continuing operations is 49% of the stated amount.

The following table is a reconciliation of the joint venture’s financial information to the carrying amount of the Company’s investment in Kolon Hydrogenics:

	December 31, 2016	December 31, 2015
Opening net assets of Kolon Hydrogenics (Equity Investment)	$3,801	$4,454
Investment in Kolon Hydrogenics	-	-
Loss of joint venture	(241)	(329)
Foreign currency translation	(93)	(324)
Closing net assets of Kolon Hydrogenics	$3,467	$3,801
Unrealized (gains) losses on sales to Kolon	104	180
Adjusted net assets of Kolon Hydrogenics	3,571	3,981
Company’s share of net assets at 49%	$1,750	$1,951

Note 10 - Property, Plant and Equipment

	Plant and test equipment	Furniture and equipment	Computer hardware	Leasehold improvements	Construction in progress	Total
Net book value December 31, 2015	$301	$1,427	$112	$331	$878	$3,049
Additions	39	219	160	151	1,243	1,812
Disposals	-	(5)	-	-	-	(5)
Depreciation	(100)	(343)	(83)	(168)	-	(694)
Foreign exchange	(26)	(28)	(7)	(6)	-	(67)
Net book value December 31, 2016	$214	$1,270	$182	$308	$2,121	$4,095

Total cost	$3,668	$5,056	$459	$1,660	$2,121	$12,964
Total accumulated depreciation	(3,454)	(3,786)	(277)	(1,352)	-	(8,869)
Net book value December 31, 2016	$214	$1,270	$182	$308	$2,121	$4,095

Depreciation of $350 (2015 - $329; 2014 - $422) was included in selling, general and administrative expenses and $344 (2015 - $256; $2014 - $186) in cost of sales.

2016 Consolidated Financial Statements	F-24

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

	Plant and test equipment	Furniture and equipment	Computer hardware	Leasehold improvements	Construction in progress	Total
Net book value December 31, 2014	$181	$1,451	$93	$148	$-	$1,873
Additions	187	395	107	246	878	1,813
Disposals	-	(5)	(4)	-	-	(9)
Depreciation	(66)	(392)	(65)	(62)	-	(585)
Foreign exchange	(1)	(22)	(19)	(1)	-	(43)
Net book value December 31, 2015	$301	$1,427	$112	$331	$878	$3,049

Total cost	$5,373	$5,030	$436	$1,532	$878	$13,249
Total accumulated depreciation	(5,072)	(3,603)	(324)	(1,201)	-	(10,200)
Net book value December 31, 2015	$301	$1,427	$112	$331	$878	$3,049

Note 11 - Intangible Assets

Computer software	2016	2015
Net book value December 31,	$215	$157
Additions	48	105
Amortization	(56)	(45)
Foreign exchange	(4)	(2)
Net book value December 31,	$203	$215

Total cost	$2,030	$1,989
Total accumulated depreciation	(1,827)	(1,774)
Net book value December 31,	$203	$215

Amortization of $56 (2015 - $45; 2014 - $53) is included in the consolidated statements of operations and comprehensive loss in selling, general and administrative expenses.

2016 Consolidated Financial Statements	F-25

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

Note 12 - Goodwill

The carrying amounts of goodwill at the beginning and end of the current and previous years are set out below.

	2016	2015
At January 1	$4,135	$4,609
Foreign exchange revaluation	(116)	(474)
At December 31	$4,019	$4,135

The recoverable amount of the OnSite Generation CGU was estimated based on an assessment of fair value less costs of disposal. The methodology used to test impairment is classified as Level 3 per the hierarchy described in Note 32. Fair value less costs of disposal is determined using a multiple of approximately two times revenue determined by reference to specific risks in relation to the OnSite Generation CGU and revenue multiples based on past experience, forecasted results, and those noted for comparable companies. Furthermore, the Company reconciles the recoverable amount to its consolidated market capitalization and the fair value of its debt. An impairment charge is recognized to the extent that the carrying value exceeds the recoverable amount.

No impairment charges have arisen as a result of the reviews performed as at December 31, 2016 and 2015. Reasonably possible changes in key assumptions would not cause the recoverable amount of goodwill to fall below the carrying value.

Note 13 - Trade and Other Payables

Accounts payable and accrued liabilities are as follows:

	December 31, 2016	December 31, 2015
Trade accounts payable	$4,004	$3,720
Accrued payroll and related compensation	1,776	1,798
Supplier accruals	1,277	1,368
Accrued professional fees	150	239
Other	28	651
Total accounts payable and accrued liabilities	$7,235	$7,776

2016 Consolidated Financial Statements	F-26

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

Note 14 – Financial Liabilities

Financial liabilities are as follows:

	December 31, 2016	December 31, 2015
Current portion of long-term debt - Export Development Canada (note 17)	$2,107	$-
Current portion of long-term debt - Province of Ontario (note 17)	893	162
Debt - institutional (note 17)	-	7,140
Current portion of repayable government contributions (note 17)	154	192
Warrants	325	752
Deferred share unit liability	456	746
Current portion of capital lease	4	-
Derivative liability (note 25)	-	42
Total financial liabilities	$3,939	$9,034

Warrants

On November 4, 2016, concurrent with a new loan agreement with Export Development Canada (“EDC”), the Company issued 200,575 share purchase warrants. Each warrant is exercisable for one common share of the Company at an exercise price of US$6.85 per common share. The warrants are transferrable and expire on November 4, 2021. The proceeds of the loan (net of transaction costs) were allocated between the fair value of the warrant liability and the debt, thus no amount was included in other finance (losses) gains. These warrants include anti-dilution provisions, and as a result are accounted for as a financial liability with changes in fair value reflected in the consolidated statements of operations.

On May 8, 2015, concurrent with a new loan agreement with a syndicate of lenders, the Company issued 250,000 share purchase warrants. Each warrant was exercisable for one common share of the Company at an exercise price of US$15.00 per common share. The warrants are non-transferrable and expire on May 6, 2019. As a result of this issuance, the fair market value of these warrants of $885 was included in other finance (losses) gains. These warrants include anti-dilution provisions, and as a result are accounted for as a financial liability with changes in fair value reflected in the consolidated statements of operations.

On December 16, 2015, as a result of a public offering, the exercise price of the warrants issued in 2015 was reduced to US$10.85 per common share.

The fair value of the warrants was determined using the Black-Scholes option pricing model with the following weighted average assumptions:

2016 Consolidated Financial Statements	F-27

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

2016 Warrants

	December 31, 2016	Inception November 4, 2016
Risk-free interest rate (%)	0.82%	0.54%
Expected volatility (%)	65.9%	65.37%
Expected life in years	2.8	3
Expected dividend	Nil	Nil

Expected volatility was revised using the historical volatility for the Company’s share price for the remaining years prior to the period end date, as this is the expected remaining life of the warrants.

2015 Warrants

	December 31, 2016	December 31, 2015
Risk-free interest rate (%)	0.74%	0.56%
Expected volatility (%)	60.1%	68.3%
Expected life in years	1.4	2.4
Expected dividend	Nil	Nil

Expected volatility was revised using the historical volatility for the Company’s share price for the remaining years prior to the period end date, as this is the expected remaining life of the warrants.

Note 15 - Warranty Provisions

a)    Changes in the Company’s aggregate warranty provisions are as follows:

	2016	2015
At January 1,	$3,193	$2,547
Additional provisions	969	1,977
Utilized during the period	(732)	(622)
Unused amounts reversed	(1,330)	(511)
Foreign currency translation	(38)	(198)
Total warranty provision at December 31,	2,062	3,193
Less current portion	(1,221)	(2,255)
Long-term warranty provision at December 31,	$841	$938

2016 Consolidated Financial Statements	F-28

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

Note 16 - Lines of Credit and Bank Guarantees

At December 31, 2016, the Company’s subsidiary in Belgium (the “Borrower”) had a joint credit and operating line facility of €9,200, which renews annually in April. Under this facility, the Borrower may borrow up to a maximum of 75% of the value of awarded sales contracts, approved by the Belgian financial institution, to a maximum of €500; and may also borrow up to €1,500 for general business purposes, provided sufficient limit exists under the overall facility limit of €9,200. In 2016, an addition to the facility was made, whereby up to an amount of €2,200 is available to the Borrower, as a line of credit for fixed-term advances ranging from seven days to 30 days, for the specific financing of working capital on a significant project in Belgium. All other conditions of the facility remain unchanged. Of the €9,200 facility, €2,763 or approximately $2,916 was drawn as standby letters of credit and bank guarantees and €2,000 or approximately $2,111 was drawn as an operating line. At December 31, 2016, the Company had availability of less than €4,437 or $4,682 (December 31, 2015 - $2,356) under this facility for use as letters of credit and bank guarantees.

The credit facility bears interest at EURIBOR plus 1.45% per annum and is secured by a €1,000 secured first charge covering all assets of the Borrower, as well as related current and future receivables. Hydrogenics Corporation has also provided a €2,200 parent company guarantee. The credit facility contains a negative pledge precluding the Borrower from providing security over its assets. Additionally, the Borrower is required to maintain a solvency covenant, defined as equity plus current account (intercompany account with the Corporate company), divided by total liabilities of not less than 25% and ensure that its intercompany accounts owing to Hydrogenics do not fall below a defined level. At December 31, 2016, the Borrower was in compliance with these covenants.

At December 31, 2016, the Company also had a Canadian credit facility of $2,275, with no expiration date for use only as letters of credit and bank guarantees. At December 31, 2016, $nil was drawn as standby letters of credit and bank guarantees. At December 31, 2016, the Company had $2,275 (December 31, 2015 - $2,162) available under this facility.

These letters of credit and bank guarantees relate primarily to obligations in connection with the terms and conditions of the Company’s sales contracts. The standby letters of credit and letters of guarantee may be drawn on by the customer if the Company fails to perform its obligations under the sales contracts.

Note 17 - Other Non-current Liabilities

Other non-current liabilities are as follows:

	December 31, 2016	December 31, 2015
Long-term debt - Export Development Canada (i)	$8,625	$-
Long-term debt - Province of Ontario (ii)	3,239	2,865
Long-term debt - institutional (iii)	-	7,140
Non-current post-retirement benefit liabilities (iv)	377	288
Repayable government contributions (v)	154	322
Capital lease	25	-
Total	12,420	10,615
Less current portion of long-term debt - Export Development Canada (i) (note 14)	(2,107)	-
Less current portion of long-term debt - institutional (note 14)	-	(7,140)
Less current portion of repayable government contribution (note 14)	(154)	(192)
Less current portion of long-term debt - Province of Ontario (note 14)	(893)	(162)
Less current portion of other long-term liabilities	(4)	-
Total other non-current liabilities	$9,262	$3,121

2016 Consolidated Financial Statements	F-29

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

(i)	Long-term debt - Export Development Canada (“EDC”)

In the fourth quarter of 2016, the Company entered into a loan agreement with EDC for a five year facility of $9,000.

The loan is structured as a five year term loan with quarterly interest payments calculated at an annual interest rate of U.S. prime plus 10%, declining to U.S. prime plus 7% (or 5%) if certain annual earnings before interest, taxes, depreciation and amortization thresholds are met. The loan is secured by a second charge over the assets located within Canada. Commencing March 31, 2017, the loan principal is subject to four quarterly repayments of $250 followed by 16 quarterly repayments of $500. There is an option to prepay a portion of, or the entire loan at any time, subsequent to March 31, 2017.

The amortized cost of this loan at December 31, 2016 was $8,625. Total interest expense as at December 31, 2016 totalled $244. Total financing fees included in the amortized cost of the loan at inception were $286. As of December 31, 2016 accretion of deferred financing fees of $26 has been included in interest expense.

The change in carrying value of this liability at December 31 was as follows:

	2016	2015	2014
At January 1,	$-	$-	$-
Drawdowns during the period	9,000	-	-
Amount allocated to fair value of warrants (note 14)	(333)	-	-
Transaction costs (financing fees)	(286)	-	-
Interest accretion during the period	244	-	-
At December 31,	$8,625	$-	$-

(ii)	Long-term debt - Province of Ontario

In 2011, the Company entered into a loan agreement with the Province of Ontario’s Ministry of Economic Development and Trade, Strategic Jobs and Investment Fund for funding up to C$6,000. Each draw on the loan is calculated based on 50% of eligible costs to a maximum of C$1,500 per disbursement. Eligible costs had to be incurred between October 1, 2010 and September 30, 2015. The full amount of the facility was drawn during this period.

Commencing in the fourth quarter of 2016, the loan bears interest at a rate of 3.67% and will require repayment at a rate of 20% per year of the outstanding balance.

The loan is collateralized by a general security agreement covering assets of Hydrogenics Corporation. Additionally, the Corporation is required to maintain a minimum balance of cash in Canadian dollars in a Canadian financial institution at all times. The Company was in compliance with this covenant at December 31, 2016.

The change in carrying value of this liability at December 31 was as follows:

	2016	2015	2014
At January 1,	$2,865	$2,922	$2,260
Repayment during the period	(155)	-	-
Drawdowns during the period	-	-	494
Interest accretion during the period	448	446	379
Foreign currency translation	81	(503)	(211)
At December 31,	$3,239	$2,865	$2,922

2016 Consolidated Financial Statements	F-30

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

(iii)	Long-term debt – Institutional

In the second quarter of 2015, the Company entered into a loan agreement with a syndicate of lenders for an 18 month facility of $7,500 bearing interest at 11% per annum. This facility was carried at amortized cost and was repaid on November 7, 2016.

The change in carrying value of this liability at December 31 was as follows:

	2016	2015	2014
At January 1,	$7,140	$-	$-
Repayment during the period	(7,500)	-	-
Drawdowns during the period	-	6,866	-
Interest accretion during the period	360	274	-
At December 31,	$-	$7,140	$-

(iv)	Post-retirement benefit liabilities

The liability at December 31, 2016 relates to defined contribution pension plans in Belgium and is payable in euros. Applicable law states that in the context of defined contribution plans, the employer must guarantee a minimum return of 3.75% on employee contributions and 3.25% on employer contributions. The minimum guaranteed return for defined contributions plans in Belgium results in the employer being exposed to financial risk for the legal obligation to pay further contributions if the fund does not hold sufficient assets to meet the minimum guaranteed return.

	2016	2015
At January 1,	$288	$208
Current service and net interest cost	143	160
Employer contributions in the year	(143)	(160)
Re-measurement of actuarial liability	101	104
Foreign currency translation	(12)	(24)
At December 31,	$377	$288

	2016	2015
Plan assets	$1,298	$1,316
Accrued benefit obligation	(1,675)	(1,604)
Net defined benefit obligation	$(377)	$(288)

The Company has estimated the potential additional liabilities as $377 at December 31, 2016 (2015 - $288) using an actuarial measurement.

(v)	Repayable government contributions

The Corporation has received government contributions related to certain historical research and development projects. In 1998, the Company entered into an agreement with Technologies Partnerships Canada (“TPC”), a program of Industry Canada to develop and demonstrate hydrogen fleet fuel applications.

In January 2011, the Company entered into an amended agreement (the “Amendment”) with TPC. Under the terms of the Amendment, C$1,500 will be paid to TPC in quarterly installments until September 2017. An additional payment of 3% of the net proceeds of all equity instrument financing transactions completed by the Company on or before December 31, 2017 or the sum of C$800, whichever is the lesser amount, was also to be paid to TPC. The Company has paid the C$800 maximum under the agreement for this contingent payment.

2016 Consolidated Financial Statements	F-31

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

The present value of this obligation at December 31, 2016 was $154 (2015 - $322), including the current portion of $154 (2015 - $192), which was included in trade and other payables.

The change in carrying value of this liability at December 31 was as follows:

	2016	2015	2014
At January 1,	$322	$553	$990
Repayments during the period	(218)	(213)	(498)
Interest accretion during the period	35	62	104
Foreign currency translation	15	(80)	(81)
Fair value loss	-	-	38
At December 31,	$154	$322	$553
Less current portion	(154)	(192)	(219)
At December 31,	$-	$130	$334

Fair value losses have been recorded in other finance gains and losses, net of interest expense.

Note 18 - Share Capital

Common shares

The authorized share capital of the Company consists of an unlimited number of common shares, with no par value, and an unlimited number of preferred shares in series, with no par value.

	2016		2015		2014
	Number	Amount	Number	Amount	Number	Amount
Balance at January 1	12,540,757	$365,824	10,090,325	$348,259	9,017,617	$333,312
Adjustment for partial shares on share consolidation	-	-	(3)	-	-	-
Issuance of common shares and warrants exercised			2,448,385	17,549	1,057,144	14,762
Stock options exercised (note 19)	-	-	2,050	16	15,564	185
Shares issued on vesting of performance share units (note 19)	4,203	99	-	-	-	-
At December 31	12,544,960	$365,923	12,540,757	$365,824	10,090,325	$348,259

2016 Consolidated Financial Statements	F-32

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

Common share issuance

On December 16, 2015, the Company completed a public offering for which the Company issued 2,448,385 shares for gross proceeds of $18,975 inclusive of the overallotment. Net proceeds after underwriting fees and expenses were $17,549.

On May 13, 2014, the Company and CommScope, Inc. of North Carolina (“CommScope”) entered into an underwriting agreement to issue 1,500,000 common shares of the Company (1,000,000 from Treasury and 500,000 secondary shares by CommScope) at a price of $15 per share. On May 16, 2014, the Company issued 1,000,000 shares for gross proceeds of $15,000. Net proceeds after underwriting fees and expenses were $13,545.

Warrants

On January 14, 2010, as part of a registered direct offering, the Company issued 239,356 Series A warrants and 260,646 Series B warrants exercisable for a period of five years beginning in 2010. The exercise price of the warrants is $3.68 per common share. All 239,356 of the Series A warrants and 191,574 of the Series B warrants were fully exercised by December 31, 2013. The remaining 69,072 Series B warrants were exercised during 2014. The change in fair value during the period was included in Other finance losses, net.

The activity of the Series A and B warrants during the year ended 2014 was as follows:

	2014
	Number	Amount
Balance at January 1	69,072	$1,075
Loss on revaluation to fair value	-	142
Fair value of warrants exercised	(69,072)	(1,217)
Cash proceeds on exercise	-	-
At December 31	-	$-

During 2014, 69,072 warrants were exercised for $nil cash proceeds and 57,144 shares were issued.

The loss due to the change in fair value of warrants during the year was $nil (2014 - $142) and was included in other finance (losses) gains, net.

Note 19 – Stock-Based Compensation

Under the Hydrogenics Omnibus Incentive Plan adopted in 2012, the Corporation may issue stock options, RSUs and PSUs to employees, directors and consultants as part of long-term incentive comensation. Stock options were previously granted under the Corporation’s Stock Option Plan.

Under the Company’s previous Stock Option Plan, 248,412 stock options were outstanding at December 31, 2016. No further stock options may be issued under this plan.

Effective May 11, 2016, the Company amended the Omnibus Incentive Plan to increase the number of shares available for issuance to 1,002,069 from 660,564. This was passed as a resolution by the shareholders of Hydrogenics, on May 11, 2016.

Of the 1,002,069 shares available under the Omnibus Incentive Plan, to be issued as stock options, RSUs and PSUs, 380,224 have been granted as stock options, 52,483 have been granted as RSUs and 195,569 have been granted as PSUs and were outstanding at December 31, 2015. The Corporation has 373,793 share units available for issue as stock options, RSUs and PSUs under the Omnibus Incentive Plan at December 31, 2016.

2016 Consolidated Financial Statements	F-33

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

Stock options

A summary of the Company’s stock option plan is as follows:

	2016		2015		2014
	Number of shares	Weighted average exercise price C$	Number of shares	Weighted average exercise price C$	Number of shares	Weighted average exercise price C$
Outstanding, beginning of period	536,174	$7.97	481,403	$6.99	503,907	$8.63
Granted	96,056	10.53	56,821	16.14	-	-
Exercised	-	-	(2,050)	5.56	(15,564)	8.49
Forfeited	(404)	15.48	-	-	(1,888)	22.48
Expired	(3,190)	84.25	-	-	(5,052)	160.11
Outstanding, end of period	628,636	$7.97	536,174	$7.97	481,403	$6.99

During the year ended December 31, 2016, nil (2015 - 2,050, 2014 - 15,564) stock options were exercised resulting in cash proceeds of $nil (2015 - $10, 2014 - $119), an increase in equity of $nil (2015 - $16, 2014 - $185) with an offset to contributed surplus of $nil (2015 - $6, 2014 - $66).

During the year ended December 30, 2016, 96,056 (2015 - 56,821, 2014 - nil) stock options were granted with an average fair value of C$10.53 per option (2015 - C$8.77). All options are for a term of ten years from the date of grant and vest over four years unless otherwise determined by the Board of Directors. The fair value of the stock options was determined using the Black-Scholes option pricing model with the following weighted average assumptions:

	2016	2015
Risk-free interest rate (%)	0.87%	0.88%
Expected volatility (%)	64.9%	63.1%
Expected life in years	6	5
Expected dividend	Nil	Nil

Expected volatility was determined using the historical volatility for the Company’s share price for the expected remaining years prior to the period end date, as this is the expected life of the stock options.

Stock-based compensation expense for the year ended December 31, 2016, related to stock options, was $330 (2015 - $272; 2014 - $291) and was included in selling, general and administrative expenses with an offsetting increase to contributed surplus.

2016 Consolidated Financial Statements	F-34

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

The following table summarizes information about the Company’s stock options outstanding as of December 31, 2016:

Grant date	Expiry date	Total number of options	Weighted average remaining contractual life (in years)	Exercise price C$	Number of vested options	Weighted average remaining contractual life (in years)	Exercise price C$
March 23, 2007	March 23, 2017	3,331	0.22	$29.25	3,331	0.22	$29.25
March 12, 2008	March 12, 2018	5,025	1.19	14.50	5,025	1.19	14.50
March 27, 2009	March 27, 2019	6,064	2.23	13.25	6,064	2.23	13.25
April 5, 2010	April 5, 2020	22,087	3.26	4.91	22,087	3.26	4.91
March 31, 2011	March 31, 2021	85,000	4.25	6.96	85,000	4.25	6.96
June 8, 2011	June 8, 2021	126,905	4.44	5.03	126,905	4.44	5.03
May 11, 2012	May 11, 2022	157,871	5.36	6.25	157,871	5.36	6.25
November 19, 2012	November 19, 2022	39,476	5.88	6.60	39,476	5.88	6.60
March 21, 2013	March 21, 2023	30,000	6.22	8.10	22,500	6.22	8.10
March 25, 2015	March 25, 2025	56,821	8.23	16.14	14,205	8.23	16.14
March 31, 2016	March 25, 2026	96,056	9.25	10.53	-	0.22	-
		628,636	5.79	$7.97	482,464	4.88	$6.73

Performance Share Units (“PSUs”)

Under the Hydrogenics Omnibus Incentive Plan adopted in 2012, the Company may issue performance based share units to employees, directors and consultants. Pursuant to the Hydrogenics Omnibus Incentive Plan, participants may be granted a portion of their long-term incentive plan in the form of PSUs instead of RSUs and stock options. A PSU is a unit, equivalent in value to a common share of the Company. Each PSU entitles the participant to receive a cash payment or common shares, at the option of the Company. The fair value of the PSUs is recognized as a compensation expense and is pro-rated over the expected vesting period with the offsetting increase to contributed surplus. Fair value is calculated as the market value of the common share at the date of grant. Each PSU is subject to vesting performance conditions. The Company estimates the length of the expected vesting period at the grant date, based on the most likely outcome of the performance conditions. The Company will revise its estimate of the length of the vesting period, if necessary, if subsequent information indicates that the length of the vesting period differs from previous estimates and any change to compensation cost will be recognized in the period in which the revised estimate is made. In the fourth quarter of 2015, the Company revised its estimate of the length of the expected vesting period based on management’s best estimate of the achievement of the vesting of specific performance conditions. This adjustment resulted in a reversal of previously charged compensation expense of $543, with the offset to contributed surplus. In the third quarter of 2016, the Company revised its estimate of the length of the expected vesting period based on management’s best estimate of the achievement of the vesting of specific performance conditions. This adjustment resulted in a reversal of previously charged compensation expense of $169, with the offset to contributed surplus. Forfeitures are estimated at the grant date and are revised to reflect a change in expected or actual forfeitures. The expiry date of PSUs granted is five years from the date of award.

2016 Consolidated Financial Statements	F-35

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

A summary of the Company’s PSU activity is as follows:

	2016	2015	2014
Balance at January 1,	199,772	192,320	154,493
Vested – share issuance	(4,203)	-	-
Forfeited	-	(25,218)	-
PSUs issued	-	32,670	37,827
At December 31,	195,569	199,772	192,320

Stock-based compensation expense for the year ended December 31, 2016, related to PSUs, was $130 (2015 - $314; 2014 - $236) and was included in selling, general and administrative expenses with an offsetting increase to contributed surplus. Offsetting this amount is a credit of $169 for the year ended December 31, 2016 (2015 - $543; 2014 - $nil) representing the revision for the change in estimate regarding the achievement of performance conditions.

Restricted Share Units (“RSUs”)

In 2008, the Board of Directors authorized a restricted share unit plan for senior executives. The RSUs under this plan were to be settled in cash. In 2012, the Omnibus Incentive Plan was adopted, under which, senior executives may be granted RSUs which are settled in the Company’s shares.

Equity-settled

An RSU is a unit, equivalent in value to a common share of the Company. The RSUs will be settled by issuance of shares in the Company. The cost of the Company’s RSUs is determined using the graded vesting method and is charged to selling, general and administrative expenses. RSU’s vest three years from grant date. The fair value of each grant of RSUs is the fair value of the Company’s share price on the date of grant. The resulting compensation expense, included in selling, general and administrative expenses, is based on the fair value of the awards granted is charged to income over the period the employees unconditionally become entitled to the award, with a corresponding increase to contributed surplus.

A summary of the Company’s RSU (equity-settled) activity is as follows:

	2016	2015	2014
Balance at January 1,	-	-	-
RSUs issued	52,483	-	-
At December 31,	52,483	-	-

Stock-based compensation expense for the year ended December 31, 2016, related to RSUs, was $99 (2015 - $nil) and was included in selling, general and administrative expenses with an offsetting increase to contributed surplus.

Cash-settled

An RSU is a unit, equivalent in value to a common share of the Company. Each RSU entitles the participant to receive a cash payment no later than December 31 of the third calendar year following the year in respect of which the RSUs were granted. Compensation cost for RSUs granted under the Omnibus Plan is recorded as an expense with a corresponding increase in accrued liabilities and is measured at fair value. Changes in fair value between the grant date and the measurement date result in a change in the measure of compensation cost.

2016 Consolidated Financial Statements	F-36

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

A summary of the Company’s RSU (cash-settled) activity is as follows:

	2016		2015		2014
	Number	Amount	Number	Amount	Number	Amount
Balance at January 1,	-	-	-	-	46,885	$660
RSUs vested redemptions	-	-	-	-	(46,885)	(623)
RSU amortization expense	-	-	-	-	-	236
RSU fair value adjustments	-	-	-	-	-	(273)
At December 31,	-	-	-	-	-	$-

Deferred Share Units (“DSUs”)

The Company has a deferred share unit plan for directors. Pursuant to the DSU Plan, non-employee directors are entitled to receive all or any portion of their annual cash retainer and meeting fees in the form of DSUs instead of cash. A DSU is a unit, equivalent in value to a common share of the Company. Each DSU entitles the participant to receive a cash payment upon termination of directorship, valued at the price of the Company’s common share on the Toronto Stock Exchange on the date of termination. Compensation cost for DSUs granted under the DSU plan is recorded as an expense with a corresponding increase in accrued liabilities and is measured at fair value. The DSU liability is marked-to-market each reporting period with the offset recorded in selling, general and administrative expenses.

A summary of the Company’s DSU activity is as follows:

	2016		2015		2014
	Number	Amount	Number	Amount	Number	Amount
Balance at January 1,	83,628	$746	87,850	$1,168	131,320	$2,521
DSU redemptions	-	-	(15,713)	(188)	(49,441)	(1,472)
DSU compensation expense	22,878	140	11,491	108	5,971	105
DSU fair value adjustments	-	(430)	-	(342)	-	14
At December 31,	106,506	$456	83,628	$746	87,850	$1,168

For the year ended December 30, 2016, the Company recognized $140 (2015 - $108; 2014 - $105) as expense for the issue of new DSUs and a recovery of ($430) (2015 - recovery of ($342), 2014 - expense of $14) for the mark-to-market adjustment on the liability.

The DSU liability at December 31, 2016 of $456 (2015 - $746) was included in trade and other payables. DSUs vest immediately on the date of issuance.

2016 Consolidated Financial Statements	F-37

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

Summary of stock-based compensation expense (recovery)

	2016	2015	2014
Stock-based compensation expense - stock options	$330	$272	$291
Stock-based compensation expense - PSUs	130	314	253
Stock-based compensation expense – PSUs change in estimate recovery	(169)	(543)	-
Stock-based compensation expense - RSU (equity-settled)	99	-	-
RSU expense (cash-settled)	-	-	236
RSU expense - mark-to-market adjustment (cash-settled)	-	-	(273)
DSU - new issuance	140	108	105
DSU - mark-to-market adjustment	(430)	(342)	14
Total	$100	$(191)	$626

Note 20 - Selling, General and Administrative Expenses

Year ended December 31,	2016	2015	2014
Salaries and benefits, office administration and other expenses	$10,319	$10,032	$10,655
Depreciation	350	329	422
Amortization	56	45	53
Stock-based compensation (including stock options and PSUs)	291	43	544
RSUs	99	-	(37)
DSUs	(290)	(234)	119
Total	$10,825	$10,215	$11,756

Included in selling, general and administrative expenses for the year ended December 31, 2016 is a credit of $470 relating to the reversal of an indemnification liability that had been set up associated with an acquisition in 2004.

Note 21 - Research and Product Development Expenses

Research and product development expenses are recorded net of non-repayable third party program funding received or receivable. For the years ended December 31, 2016, 2015 and 2014, research and product development expenses and non-repayable program funding, which have been received or receivable, are as follows:

Year ended December 31,	2016	2015	2014
Research and product development expenses	$8,247	$6,198	$6,682
Government research and product development funding	(4,671)	(2,051)	(3,398)
Development costs capitalized	-	(77)	-
Total	$3,576	$4,070	$3,284

2016 Consolidated Financial Statements	F-38

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

Note 22- Key Management Compensation

Key management includes the Company’s directors and key executive members.

Year ended December 31,	2016	2015	2014
Salaries and short-term employee benefits	$1,936	$1,977	$2,174
Stock-based compensation
DSUs	140	108	111
Stock options	444	379	-
RSUs	418	-	-
PSUs	-	412	311
Total	$2,938	$2,876	$2,596

Note 23 - Expenses by Nature

The following expenses are included in cost of sales; selling, general and administrative expenses; and gross research and development expenses.

Year ended December 31,	2016	2015	2014
Raw materials and consumables used	$19,682	$25,155	$27,381
Employee benefits (note 24)	15,576	14,913	17,286
Facilities	2,643	2,680	3,189
Professional services	1,177	1,098	1,067
Depreciation and amortization	727	630	662
Shareholder and other corporate communications	562	419	405
Insurance	449	501	534
Marketing	381	280	328
Other	870	630	1,920
Total	$42,067	$46,306	$52,772

Note 24 - Employee Benefits Expense

The following employee benefits expenses are included in cost of sales; selling, general and administrative expenses; and research and product development expenses.

Year ended December 31,	2016	2015	2014
Salaries and wages	$14,463	$14,145	$15,467
Stock-based compensation (including equity-settled RSUs & PSUs), net of change in management estimate	390	43	544
Medical, dental and insurance	330	379	698
Pension costs	274	276	121
Stock-based compensation – DSUs and cash-settled RSUs	(290)	(234)	82
Other	409	304	374
Total	$15,576	$14,913	$17,286

2016 Consolidated Financial Statements	F-39

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

Note 25 - Other Finance Gains and Losses, Net

Components of other finance gains and losses, net are as follows:

Year ended December 31,	2016	2015	2014
Foreign exchange contracts - fair market value adjustment on settled held for trading financial instruments	$20	$(543)	$-
Foreign exchange contracts - fair market value adjustment on unsettled held for trading financial instruments	-	(43)	-
Revaluation of variable rate long-term debt - Export Development Canada	(45)	-	-
Gain from change in fair value of outstanding warrants (note 14)	760	133	-
Loss from change in fair value of exercised warrants			(142)
Issuance of warrants (note 14)	-	(885)	-
Loss from change in net present value of repayable government contribution (note 17)	-	-	(38)
Total	$735	$(1,338)	$(180)

Note 26 - Income Taxes

The Corporation had net losses for the periods ended December 31, 2016 and 2015 and income tax expense was $nil for each of these years.

The estimated income tax rate for the Company is based on substantively enacted corporate tax rates, expected timing of reversals, and expected taxable income allocation to various tax jurisdictions.

The Company’s computation of income tax expense is as follows:

Year ended December 31,	2016	2015	2014
Loss before income taxes	$(9,857)	$(11,442)	$(4,523)
Statutory income tax rate	25%	25%	25%
Income tax recovery at statutory rates	(2,464)	(2,860)	(1,130)
Non-deductible expenses	24	102	82
Other permanent differences	(251)	(68)	(163)
Effect of income tax and rate changes on deferred income taxes	-	168	-
Effect of foreign currency rate changes on deferred income taxes	509	3,423	(576)
Income taxes at different rates in foreign and other provincial jurisdictions	(261)	(370)	(198)
Other	155	(103)	(195)
Tax losses and other temporary differences not recognized	2,288	(292)	2,180
Total	$-	$-	$-

2016 Consolidated Financial Statements	F-40

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

At December 31, 2016, the Company has available income tax loss carry-forwards of $80,351 that may be used to reduce taxable income in future years, in certain jurisdictions, expiring as follows:

For the years ended
2023	$130
2024	190
2025	244
2026	512
2027	14
2028	1
2029	517
2030	7,208
2031	6,432
2032	5,706
2033	-
2034	4,680
2035	6,238
2036	4,627
No expiry	50,899
Total	$87,398

Components of the Company’s deductible temporary differences and unused tax losses are:

Year ended December 31,	2016	2015
Non-capital losses	$26,094	$24,224
Investment tax credits	1,654	1,460
Scientific research and experimental development	1,114	909
Property, plant and equipment and intellectual property	1,224	1,027
Provisions	96	190
Other	163	247
Total	$30,346	$28,057

No deferred income tax asset has been recognized in respect of the $30,346 of losses and other temporary differences, reflecting uncertainty associated with the realization of the Company’s deferred income tax assets.

2016 Consolidated Financial Statements	F-41

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

Note 27 - Net Loss Per Share

The loss per share for the periods ended December 31, 2016, 2015 and 2014 was as follows:

	2016	2015	2014
Net loss	$(9,857)	$(11,442)	$(4,523)

Weighted average number of common shares outstanding – basic	12,542,950	10,199,015	9,718,349
Dilutive effect of stock options	-	-	-
Dilutive effect of warrants	-	-	-
Weighted average number of shares outstanding – diluted	12,542,950	10,199,015	9,718,349
Net loss per share – basic and diluted	$(0.79)	$(1.12)	$(0.47)

No effect has been given to the potential exercise of stock options and warrants in the calculation of diluted net loss per share, as their impact would be anti-dilutive.

Note 28 – Commitments and Contingencies

Forgivable loan facility

In November 2014, Hydrogenics entered into an agreement with the Independent Electricity System Operators (“IESO”) to provide a 2MW Power-to-Gas storage unit to the Province of Ontario. It is anticipated that the unit will be installed in 2017. Hydrogenics will receive a total of C$2,950, paid in equal monthly instalments, in return for IESO’s use of the energy storage solution over the three-year period.

In order to partially fund the development of the unit, Hydrogenics and the Province of Ontario, through the Ministry of Research and Innovation (“MRI”), negotiated a forgivable loan facility from the Innovation Demonstration Fund Program (“IDF”). The loan bears interest at 3.23%, is expected to mature on June 30, 2020 and the principal and interest are forgivable upon the satisfaction of certain criteria. Under the terms of the loan agreement, the government has committed to fund up to C$4,000 through a forgivable loan, to be funded at 50% of eligible costs incurred on the project. The total cost of the energy storage solution is expected to be greater than C$8,000, of which C$4,000 will be funded through the forgivable loan and the balance will be funded 49% by Hydrogenics and 51% by Enbridge. The project completion date is expected to be April 30, 2017.

The forgiveness of the principal and interest on the loan is contingent on a final commercialization report satisfactory to MRI, indicating successful commissioning and verification of the operation of the multi-stack two MW PEM electrolyzer and demonstrated performance capabilities that would be deemed acceptable for ancillary service as per the IESO specifications. The forgivable loan has been accounted for as a government grant as management estimates there is reasonable assurance that the terms of forgiveness will be met.

At December 31, 2016, the Company has accumulated total costs in building the unit of $3,115, which have been classified as property, plant and equipment. The Company has received or accrued total funding of $1,502 under the IDF loan. The actual funding percentage varies from committed funding percentage due to foreign exchange translation. As of December 31, 2016, a total of $391 was accrued as funding receivables. The accumulated costs net of funding amounts have been recorded as a reduction to property, plant and equipment within construction in progress (note 10).

2016 Consolidated Financial Statements	F-42

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

Rental expenses

The Company incurred rental expenses of $883 under operating leases in 2016 (2015 - $894; 2014 - $884). The Company has future minimum lease payments under operating leases relating to premises, office equipment and vehicles as follows:

For the years ended
2017	1,013
2018	821
2019	512
2020	427
2021	285
Thereafter	7
Total	$3,065

The Company leases various premises, office equipment and vehicles under non-cancellable operating lease agreements. The lease agreements are classified as non-cancellable, as penalties are charged if cancellation does occur. Certain leases contain purchase option clauses, which provide the Company with the ability to purchase the equipment or automobile at fair value at the time of exercise. The leases have varying terms, escalation clauses and renewal rights.

Indemnification agreements

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

These indemnification claims will be subject to any statutory or other legal limitation period. The nature of the indemnification agreements prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay to counterparties. The Company has purchased directors’ and officers’ liability insurance. No amount has been recorded in the consolidated financial statements with respect to these indemnification agreements, as the Company is not aware of any claims.

In the normal course of operations, the Company may provide indemnification agreements, other than those listed above, to counterparties that require the Company to compensate them for costs incurred as a result of changes in laws and regulations or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary based on the contract. The nature of the indemnification agreements prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay to counterparties. No amount has been recorded in the consolidated financial statements with respect to these indemnification agreements, as the Company is not aware of any claims.

Note 29 - Related Party Transactions

In the normal course of operations, the Company subcontracts certain manufacturing functions to a company owned by a family member of an executive officer and director of the Company. During 2016, Hydrogenics made purchases of $358 (2015 - $105; 2014 - $171) from this related company. At December 31, 2016, the Company had an accounts payable balance due to this related party of $21 (2015 - $26; 2014 - $12).

2016 Consolidated Financial Statements	F-43

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

The Company holds an equity investment in the joint venture Kolon Hydrogenics. During 2016, the Company had sales to the joint venture of $189 (2015 - $724; 2014 - $3,136), and at the end of December 31, 2016 the Company had a receivable of $4 (2015 - $359; 2014 - $935) owing from the joint venture.

All related party transactions involve the parent company. There are no related party transactions to disclose for the Company’s subsidiaries.

Note 30 - Consolidated Statements of Cash Flows

Components of the net change in non-cash operating assets and liabilities are as follows:

December 31,	2016	2015	2014
Decrease (increase) in current assets
Trade and other receivables	$491	$2,177	$(7,447)
Inventories	(3,251)	(314)	(1,877)
Prepaid expenses	(492)	312	232
Increase (decrease) in current liabilities
Trade and other payables, including warranty provision	(1,669)	(2,878)	(624)
Deferred revenue	(461)	2,301	(741)
Total	$(5,382)	$1,598	$(10,457)

Note 31 - Segmented Financial Information

The Company’s two reportable segments include OnSite Generation and Power Systems. Segmentation is based on the internal reporting and organizational structure, taking into account the different risk and income structures of the key products and production processes of the Company. Where applicable, corporate and other activities are reported separately as Corporate and Other. OnSite Generation includes the design, development, manufacture and sale of hydrogen generation products. Power Systems includes the design, development, manufacture and sale of fuel cell products

Financial information by reportable segment for the years ended December 31, 2016, 2015, and 2014 was as follows:

Year ended December 31, 2016	OnSite Generation	Power Systems	Corporate and Other	Total
Revenues from external customers	$17,510	$11,480	$-	$28,990
Gross profit	3,465	2,530	-	5,995
Selling, general and administrative expenses	2,910	4,579	3,336	10,825
Research and product development expenses	516	2,889	171	3,576
Segment income (loss)	39	(4,938)	(3,507)	(8,406)
Interest expense, net	-	-	(1,762)	(1,762)
Foreign currency losses, net	-	-	(268)	(268)
Loss in joint venture	-	-	(156)	(156)
Other finance losses, net	-	-	735	735
Loss before income taxes	$39	$(4,938)	$(4,958)	(9,857)

2016 Consolidated Financial Statements	F-44

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

Year ended December 31, 2015	OnSite Generation	Power Systems	Corporate and Other	Total
Revenues from external customers	$23,556	$12,308	$-	$35,864
Gross profit	3,391	2,580	-	5,971
Selling, general and administrative expenses	2,665	3,920	3,630	10,215
Research and product development expenses	1,917	2,126	27	4,070
Segment loss	(1,191)	(3,466)	(3,657)	(8,314)
Interest expense, net	-	-	(1,322)	(1,322)
Foreign currency losses, net	-	-	(428)	(428)
Loss in joint venture	-	-	(40)	(40)
Other finance losses, net	-	-	(1,338)	(1,338)
Loss before income taxes	$(1,191)	$(3,466)	$(6,785)	(11,442)

Year ended December 31, 2014	OnSite Generation	Power Systems	Corporate and Other	Total
Revenues from external customers	$30,192	$15,356	$-	$45,548
Gross profit	6,102	5,112	-	11,214
Selling, general and administrative expenses	3,293	4,143	4,320	11,756
Research and product development expenses	1,070	2,194	20	3,284
Segment income (loss)	1,739	(1,225)	(4,340)	(3,826)
Interest expense, net	-	-	(540)	(540)
Foreign currency gains (losses), net	-	-	117	117
Loss in joint venture	-	-	(94)	(94)
Other finance losses, net	-	-	(180)	(180)
Income (loss) before income taxes	$1,739	$(1,225)	$(5,037)	$(4,523)

Balance sheet information by reportable segment at December 31, 2016 and 2015 was as follows:

At December 31, 2016	OnSite Generation	Power Systems	Corporate and Other	Total
Cash and cash equivalents and restricted cash	$3,629	$180	$7,469	$11,278
Trade and other receivables	3,282	6,520	-	9,802
Inventories	10,214	6,994	-	17,208
Investment in joint venture	-	-	1,750	1,750
Property, plant and equipment	402	3,693	-	4,095
Goodwill and intangibles	4,124	4	94	4,222
Other assets	174	648	96	918
Total Assets	$21,825	$18,039	$9,409	$49,273
Current liabilities	$10,491	$11,682	$3,121	$25,294
Non-current liabilities	1,135	5,944	6,518	13,597
Total Liabilities	$11,626	$17,626	$9,639	$38,891

2016 Consolidated Financial Statements	F-45

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

At December 31, 2015	OnSite Generation	Power Systems	Corporate and Other	Total
Cash and cash equivalents and restricted cash	$6,120	$456	$18,325	$24,901
Trade and other receivables	3,109	7,310	-	10,419
Inventories	9,824	4,446	-	14,270
Investment in joint venture	-	-	1,951	1,951
Property, plant and equipment	410	2,639	-	3,049
Goodwill and intangibles	4,257	-	93	4,350
Other assets	106	207	115	428
Total Assets	$23,826	$15,058	$20,484	$59,368
Current liabilities	$13,434	$7,567	$9,296	$30,297
Non-current liabilities	1,124	7,569	130	8,823
Total Liabilities	$14,558	$15,136	$9,426	$39,120

The Company’s derivative financial instruments are considered to be segment liabilities and are included in OnSite Generation.

Property, plant and equipment are located in the following countries:

Year ended December 31,	2016	2015
Canada	$3,518	$2,374
Belgium	401	410
Germany	176	265
Total	$4,095	$3,049

Revenue from external customers by region was as follows:

Year ended December 31,	2016	2015	2014
European Union	$14,377	$15,106	$15,645
Eastern Europe	3,906	7,695	11,084
North America	2,525	6,288	7,712
Asia	6,747	4,300	8,336
South and Central America	693	1,051	1,838
Africa	358	927	330
Middle East	288	389	523
Oceania and Carribbean	96	108	80
Total	$28,990	$35,864	$45,548

2016 Consolidated Financial Statements	F-46

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

Revenue for the largest customers as a percentage of the total revenue was as follows:

Year ended December 31,	2016	2015	2014
First largest (Power segment)	10%	13%	14%
Second largest (2016 and 2014, Generation, 2015 Power)	9%	6%	10%
Third largest (2016 Power, 2015, Generation, 2014 Power/Generation)	9%	5%	8%
Fourth largest (2016 and 2015 Generation, 2014 Power)	8%	5%	8%
All other customers	64%	71%	60%
Total	100%	100%	100%

Note 32 - Risk Management Arising From Financial Instruments

Fair value

The carrying value of cash and cash equivalents, restricted cash, trade and other receivables, and trade and other payables approximates their fair value given their short-term nature. The carrying value of the non-current liabilities approximates their fair value given the difference between the discount rates used to recognize the liabilities in the consolidated balance sheets and the market rates of interest is insignificant.

Fair value measurements recognized in the consolidated balance sheets must be categorized in accordance with the following levels:

(i)	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

(ii)	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

(iii)	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The fair value of the liabilities relating to the RSUs and DSUs is classified as Level 1. The fair value of the derivative assets/liabilities and warrants are classified as Level 2.

The Company has not transferred any financial instruments between Levels 1, 2, or 3 of the fair value hierarchy during the year ended December 31, 2016.

2016 Consolidated Financial Statements	F-47

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

Financial instruments are classified into one of the following categories: fair value through profit and loss; held-to-maturity; available-for-sale; loans and receivables; and other financial liabilities. The following table summarizes information regarding the carrying value of the Company’s financial instruments:

	2016	2015
Cash and cash equivalents	$10,338	$23,398
Restricted cash	405	971
Restricted cash – non-current	535	532
Trade and other receivables	9,802	10,419
Loans and receivables	$21,080	$35,320
Trade and other payables	$7,235	$7,776
Current portion of long-term debt and repayable government contribution	3,154	7,494
DSU liability	456	746
Operating borrowings	2,111	1,086
Warrants	325	752
Non-current portion of long-term debt	8,864	2,702
Non-current portion of repayable government contributions	-	130
Post-retirement benefit liabilities	377	288
Derivative liability	-	42
Capital lease	25	-
Other financial liabilities	$22,547	$21,016

Liquidity risk

The Company has sustained losses and negative cash flows from operations since its inception. At December 31, 2016, the Company had $10,338 (2015 - $23,398) of current unrestricted cash and cash equivalents. Liquidity risk is the risk the Company will encounter difficulty in meeting its financial obligations associated with financial liabilities that are settled by delivering cash or another financial asset. The Company is exposed to liquidity risk as it continues to have net cash outflows to support its operations. The Company’s objective for liquidity risk management is to maintain sufficient liquid financial resources to fund the consolidated balance sheets, pursue growth and development strategies, and to meet commitments and obligations in the most cost-effective manner possible. The Company achieves this by maintaining sufficient cash and cash equivalents and short-term investments and managing working capital. The Company monitors its financial position on a monthly basis at minimum, and updates its expected use of cash resources based on the latest available data. Such forecasting takes into consideration the Company’s financing plans and compliance with internal targets. A significant portion of the Company’s financial liabilities is classified as current liabilities, as settlement is expected within one year.

(vi)         There are uncertainties related to the timing and use of the Company’s cash resources and working capital requirements. These uncertainties include, among other things, the timing and volume of commercial sales and associated gross margin of our existing products and the development of markets for, and customer acceptance of, new products. Throughout 2017, we do not expect the Company’s operations to generate sufficient cash flow to fund our obligations as they come due. As such, these obligations will be funded out of existing and forecasted cash resources to the extent possible. Hydrogenics may need to take additional measures to increase its liquidity and capital resources, including obtaining additional debt or equity financing, pursuing joint-venture partnerships, equipment financings or other receivables financing arrangements. Hydrogenics may experience difficulty in obtaining satisfactory financing terms. Failure to obtain adequate financing on satisfactory terms could have a material adverse effect on Hydrogenics’ results of operations or financial condition.

2016 Consolidated Financial Statements	F-48

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

The following table details the Company’s contractual maturity for its net financial liabilities. The information presented is based on the earliest date on which the Company can be required to pay and represents the undiscounted cash flow including principal and interest.

At December 31, 2016	Due in less than 1 year	Due in 1-3 years	Due in 4-5 years	Due in 6-10 years
Trade and other payables	$7,235	$-	$-	$-
Deferred share unit liability	290	-	-	-
Operating borrowings	2,111	-	-	-
Warrants	325	-	-	-
Current portion of long-term debt - Province of Ontario and Export Development Canada	3,326	-	-	-
Repayable government contributions	154	-	-	-
Long-term debt	-	7,577	6,394	-
Total	$13,441	$7,577	$6,394	$-

At December 31, 2015	Due in less than 1 year	Due in 1-3 years	Due in 4-5 years	Due in 6-10 years
Trade and other payables	$7,776	$-	$-	$-
Deferred share unit liability	746	-	-	-
Operating borrowings	1,086	-	-	-
Warrants	752	-	-	-
Current portion of long-term debt - Province of Ontario and institutional	7,663	-	-	-
Repayable government contributions	208	160	-	-
Derivative liability	42	-	-	-
Long-term debt	-	1,939	1,817	863
Total	$18,273	$2,099	$1,817	$863

At December 31, 2015

Derivatives	Due in less than 1 year
Notional Amount Receivable
Euro	$1,910
Notional Amount Payable
USD	1,750
GBP	$221

Credit risk

Credit risk arises from the risk one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company is exposed to credit risk from customers. At December 31, 2016, the Company’s two largest customers accounted for 19% of revenue (19% at December 31, 2015) and 70% of accounts receivable (2015 - 61%). In order to minimize the risk of loss for trade receivables, the Company’s extension of credit to customers involves a review and approval by senior management as well as progress payments as contracts are executed and in some cases, irrevocable letters of credit. The majority of the Company’s sales are invoiced with payment terms between 30 and 60 days. The Company’s objective is to minimize its exposure to credit risk from customers in order to prevent losses on financial assets by performing regular monitoring of overdue balances and to provide an allowance for potentially uncollectible accounts receivable.

2016 Consolidated Financial Statements	F-49

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

The Company’s trade receivables have a carrying value of $7,271 at December 31, 2016 (2015 - $8,764), representing the maximum exposure to credit risk of those financial assets, exclusive of the allowance for doubtful accounts.

The aging of these receivables is as follows:

At December 31,	2016	2015
Not due	88%	89%
Less than 30 days past due	4	7
Less than 60 days past due, more than 30 days past due	2	2
More than 60 days past due	6	2
Total	100%	100%

The Company’s gross exposure to credit risk for trade receivables by geographic area at December 31 was as follows:

At December 31,	2016	2015
Europe	90%	72%
North America	2	9
Asia	4	4
Rest of world	4	15
Total	100%	100%

The activity of the allowance for doubtful accounts for the year is as follows:

	2016	2015
Allowance for doubtful accounts, beginning of year	$127	$133
Bad debt expense	816	-
Reversal of bad debt expense	(28)	(6)
Writeoff of bad debts	-	-
December 31,	$915	$127

The Company believes the credit quality is high for the accounts receivable, which are neither past due nor impaired based on prior experience of collections of accounts within 60 days of the payment term on the invoice.

The Company may also have credit risk relating to cash and cash equivalents and restricted cash, which it manages by dealing with chartered Canadian, chartered Belgian and German banks. The credit risk is limited because the counterparties are chartered banks with high credit ratings assigned by international credit rating agencies. In addition, the Company minimizes exposure to credit risk by strategically managing cash balances at individual banks. As well, the Company may also fund working capital by leveraging credit facilities that are not 100% secured by cash, resulting in a mitigation of credit risk at the corresponding bank.

The Company’s objective is to minimize its exposure to credit risk in order to prevent losses on financial assets by placing its investments in lower risk bank acceptances of these banks. The Company’s cash and cash equivalents and restricted cash was $11,278 at December 31, 2016 (2015 - $24,901), representing the maximum exposure to credit risk of these financial assets. Approximately 98% (2015 - 99%) of the Company’s cash and cash equivalents and restricted cash at December 31, 2016 was held by four financial institutions.

2016 Consolidated Financial Statements	F-50

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

The Company’s exposure to credit risk relating to cash and cash equivalents and restricted cash on deposit segmented by geographic area at December 31, 2016 and 2015 was as follows:

	2016	2015
Canada	66%	74%
Belgium	32	25
Germany	2	1
	100%	100%

Foreign currency risk

Foreign currency risk arises because of fluctuations in exchange rates. The Company conducts a significant portion of its business activities in currencies other than the Company’s functional currency of US dollars and the functional currency of its Belgium and German subsidiaries in euros. This primarily includes Canadian dollar transactions at the parent company and US dollar transactions at the Company’s subsidiaries in Belgium and Germany.

The Company’s objective in managing its foreign currency risk is to minimize its net exposure to foreign currency cash flows by converting foreign denominated financial assets into the applicable currency of the foreign subsidiaries to the extent practicable to match the obligations of its financial liabilities. The Company also periodically enters into foreign exchange forward contracts to limit its exposure to foreign currency rate fluctuations.

Financial assets and financial liabilities denominated in foreign currencies will be affected by changes in the exchange rate between the functional currency and these foreign currencies. This primarily includes cash and cash equivalents; trade and other receivables; trade and other payables and other long-term liabilities, which are denominated in foreign currencies.

The Company recognized a net foreign exchange loss of $268 for the year ended December 31, 2016 (2015 - a net loss of $428, 2014 - a net gain of $117).

As at December 31, 2016 and at December 31, 2014, the Company had no foreign exchange forward contracts outstanding. The outstanding forward contracts at December 31, 2015 are reflected on page F-49.

At December 31, 2016, if the Canadian dollar had strengthened/weakened by 10% against the US dollar, with all other variables held constant, the net loss would have been lower/higher by $574 as a result of foreign exchange on the translation of Canadian dollar denominated balances.

At December 31, 2016, if the euro had strengthened/weakened by 10% against the US dollar, with all other variables held constant, the net loss would have been lower by $160 or higher by $180 as a result of foreign exchange on the translation of euro denominated balances in non Euro functional currency entities and on translation of USD denominated balances in non USD functional currency entities.

Interest rate risk

Cash flow interest rate risk arises because of the fluctuation in market interest rates. The Company’s objective in managing interest rate risk is to maximize the return on its cash and cash equivalents and restricted cash. The Company is subject to interest rate risk on its short-term borrowings offset by cash and cash equivalents. The Company’s borrowings are at a fixed interest rate. Given the prevailing interest rates earned by the Company’s short-term investments, a 10% increase or decrease would have minimal impact on the Company’s results.

Note 33 – Capital Management

The Company’s objective in managing capital is to ensure sufficient liquidity to pursue its growth strategy, fund research and product development, while at the same time, taking a conservative approach toward financial leverage and management of financial risk.

The Company’s primary uses of capital are to finance operations, increase non-cash working capital and capital expenditures. The Company currently funds these requirements from existing cash resources, cash raised through share issuances and long-term debt. The Company’s objectives when managing capital are to ensure the Company will continue to have enough liquidity so it can provide its products and services to its customers and returns to its shareholders. The Company monitors its capital on the basis of the adequacy of its cash resources to fund its business plan. In order to maximize the capacity to finance the Company’s ongoing growth, the Company does not currently pay a dividend to holders of its common shares.

2016 Consolidated Financial Statements	F-51

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

The Company’s capital is composed of debt and shareholders’ equity as follows:

	December 31, 2016	December 31, 2015
Shareholders’ equity	$10,382	$20,248
Operating borrowings	2,111	1,086
Long-term debt and repayable government contributions	12,043	10,326
Total	24,536	31,660
Less Cash and cash equivalents and Restricted cash	11,278	24,901
Total capital employed	$13,258	$6,759

2016 Consolidated Financial Statements	F-52

Hydrogenics Corporation

ITEM 19.	EXHIBITS

Number	Description
1.1*	Articles of Incorporation (incorporated by reference from Exhibit 99.2 to Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on October 27, 2009)

1.2*	Articles of Arrangement (incorporated by reference from Exhibit 99.4 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on October 27, 2009)

1.3*	Certificate of Arrangement (incorporated by reference from Exhibit 99.5 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on October 27, 2009)

1.4*	Articles of Amendment to the Company’s Articles of Incorporation (incorporated by reference from Exhibit 99.3 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on March 9, 2010)

1.5*	By-law No. 1 (incorporated by reference from Exhibit 99.3 to Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on October 27, 2009)

1.6*	Amendment to By-law No. 1 (incorporated by reference from Exhibit 1.6 to Company’s Annual Report on Form 20-F for the year ended December 31, 2009, File No. 000-31815, filed with the Securities and Exchange Commission on March 26, 2010)

2.1*	Form of share certificate (incorporated by reference from Exhibit 2.1 to Company’s Annual Report on Form 20-F for the year ended December 31, 2009, File No. 000-31815, filed with the Securities and Exchange Commission on March 26, 2010)

2.2*	Warrant agreement dated as of January 14, 2010 between the Company and Mellon Investor Services LLC (including form of warrants) (incorporated by reference from Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on January 14, 2010)

4.1*	Stock Option Plan dated June 22, 2009 (incorporated by reference from Exhibit 4.1 to Old Hydrogenics’ Annual Report on Form 20-F, File No. 000-31815, filed with the Securities and Exchange Commission on June 30, 2009)

4.2*	Restricted Share Unit Plan dated June 22, 2009 (incorporated by reference from Exhibit 4.2 to Old Hydrogenics’ Annual Report on Form 20-F, File No. 000-31815, filed with the Securities and Exchange Commission on June 30, 2009)

4.3*	Deferred Share Unit Plan dated June 22, 2009 (incorporated by reference from Exhibit 4.3 to Old Hydrogenics’ Annual Report on Form 20-F, File No. 000-31815, filed with the Securities and Exchange Commission on June 30, 2009)

4.4*	Lease, dated August 19, 2010 by and between Jeffrey Louis Cooper and Hydrogenics (incorporated by reference from Exhibit 4.4 to Hydrogenics’ Annual Report on Form 20-F, File No. 000-31815, filed with the Securities and Exchange Commission on March 29, 2011)

4.5*	Securities Purchase Agreement dated January 11, 2010, among the Company, Iroquois Master Fund Ltd. and Alpha Capital Anstalt (incorporated by reference from Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on January 12, 2010)

Form 20-F	Page 84

Hydrogenics Corporation

4.6*	Settlement Agreement dated May 21, 2010 between the Company and Alpha Capital Anstalt (incorporated by reference from Exhibit 99.3 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on May 25, 2010)

4.7*	Settlement Agreement dated May 21, 2010 between the Company and Iroquois Master Fund Ltd. (incorporated by reference from Exhibit 99.4 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on May 25, 2010)

4.8*	Subscription Agreement, dated August 9, 2010, between CommScope, Inc. of North Carolina and the Company (incorporated by reference from Exhibit 99.2 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on August 10, 2010)+

4.9*	Intellectual Property Licence Agreement, dated August 12, 2010, between CommScope, Inc. of North Carolina and the Company (incorporated by reference from Exhibit 99.2 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on August 12, 2010),+ as amended by an amending agreement dated October 25, 2011 (incorporated by reference from Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on November 3, 2011)

4.10*	Corporate Alliance Agreement between General Motors Corporation and the Company, dated October 16, 2001 (incorporated by reference from Exhibit 4.27 to Old Hydrogenics’ Annual Report on Form 20-F, File No. 000-31815, filed with the Securities and Exchange Commission on June 26, 2002)

4.11*	Master Intellectual Property Agreement between General Motors Corporation and the Company, dated October 16, 2001 (incorporated by reference from Exhibit 4.28 to Old Hydrogenics’ Annual Report on Form 20-F, File No. 000-31815, filed with the Securities and Exchange Commission on June 26, 2002)

4.12*	Governance Agreement between General Motors Corporation and the Company, dated October 16, 2001 (incorporated by reference from Exhibit 2 to the Schedule 13D of General Motors Corporation, File No. 005-60857, filed with the Securities and Exchange Commission on October 25, 2001)

4.13*	Share Subscription Agreement between General Motors Corporation and the Company, dated October 16, 2001 (incorporated by reference from Exhibit 1 to the Schedule 13D of General Motors Corporation, File No. 005-60857, filed with the Securities and Exchange Commission on October 25, 2001)

4.14*	Escrow Agreement between General Motors Corporation and the Company, dated October 16, 2001 (incorporated by reference from Exhibit 4 to the Schedule 13D of General Motors Corporation, File No. 005-60857, filed with the Securities and Exchange Commission on October 25, 2001)

4.15*	Registration Rights Agreement between General Motors Corporation and the Company, dated October 16, 2001 (incorporated by reference from Exhibit 3 to the Schedule 13D of General Motors Corporation ,File No. 005-60857, filed with the Securities and Exchange Commission on October 25, 2001)

Form 20-F	Page 85

Hydrogenics Corporation

4.16	Loan Agreement between Her Majesty the Queen in Right of the Province of Ontario, as represented by the Minister of Economic Development and Trade and the Company, dated as of September 28, 2011, including the General Security Agreement attached as exhibit K thereto (incorporated by reference from Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on March 28, 2012)

4.17*	Amending Agreement No. 1 to the Loan Agreement between Her Majesty the Queen in Right of the Province of Ontario, as represented by the Minister of Economic Development and Trade and the Company, dated May 28, 2012 (incorporated by reference from Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on June 1, 2012)

4.18*	Amending Agreement No. 1 to the General Security Agreement between Her Majesty the Queen in Right of the Province of Ontario, as represented by the Minister of Economic Development and Trade and the Company, dated May 28, 2012 (incorporated by reference from Exhibit 99.2 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on June 1, 2012)

4.19*	Subscription Agreement between Enbridge Inc. and the Company, dated April 20, 2012 (incorporated by reference from Exhibit 99.2 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on April 30, 2012)

4.20*±	Joint Development Agreement between Enbridge Inc. and the Company, dated April 20, 2012 (incorporated by reference from Exhibit 99.3 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on April 30, 2012)

4.21	Definitive agreement between Kolon Water & Energy and the Company to create a joint venture dated June 23, 2014 (incorporated by reference from Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on June 23, 2014)

4.22	Exclusive agreement between Alstom Transport and the Company, dated May 27, 2015 (incorporated by reference from Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K, No. 000-31815, filed with the Securities and Exchange Commission on May 27, 2015)

4.23	Loan Agreement between Cinnamon Investments Limited, Bridgecorp Canada, Origin Merchant Principals Fund LP and the Company, dated as of May 6, 2015 (incorporated by reference from Exhibit 99.3 to the Company’s Report of Foreign Private Issuer on Form 6-K, No. 000-31815, filed with the Securities and Exchange Commission on May 14, 2015)

4.24

Warrant Purchase Agreement between Cinnamon Investments Limited, Bridgecorp Canada, Origin Merchant Principals Fund LP and the Company, dated as of May 6, 2015 (incorporated by reference from Exhibit 99.2 to the Company’s Report of Foreign Private Issuer on Form 6-K, No. 000-31815, filed with the Securities and Exchange Commission on May 14, 2015)

4.25	Underwriting Agreement between Craig-Hallum Capital Group LLC and the Company, dated as of December 11, 2015 (incorporated by reference from Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K, No. 000-31815, filed with the Securities and Exchange Commission on December 11, 2015)

Form 20-F	Page 86

Hydrogenics Corporation

4.26

Loan Agreement between Export Development Canada and the Company, dated as of November 4, 2016 (incorporated by reference from Exhibit 99.2 to the Company’s Report of Foreign Private Issuer on Form 6-K, No. 000-31815, filed with the Securities and Exchange Commission on November 10, 2016)

4.27

Warrant Purchase Agreement between Export Development Canada and the Company, dated as of November 4, 2016 (incorporated by reference from Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K, No. 000-31815, filed with the Securities and Exchange Commission on November 10, 2016)

8.1	List of Significant Subsidiaries

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of PriceWaterhouseCoopers LLP

 *      Previously filed.

+       Portions of this exhibit have been omitted pursuant to a request for confidential treatment.

Form 20-F	Page 87

Hydrogenics Corporation

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

HYDROGENICS CORPORATION

Dated: March 8, 2017	By:	/s/ Robert Motz
		Name:	Robert Motz
		Title:	Chief Financial Officer

Form 20-F	Page 88

Hydrogenics Corporation

HYDROGENICS CORPORATION

INDEX TO EXHIBITS

Number	Description
1.1*	Articles of Incorporation (incorporated by reference from Exhibit 99.2 to Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on October 27, 2009)

1.2*	Articles of Arrangement (incorporated by reference from Exhibit 99.4 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on October 27, 2009)

1.3*	Certificate of Arrangement (incorporated by reference from Exhibit 99.5 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on October 27, 2009)

1.4*	Articles of Amendment to the Company’s Articles of Incorporation (incorporated by reference from Exhibit 99.3 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on March 9, 2010)

1.5*	By-law No. 1 (incorporated by reference from Exhibit 99.3 to Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on October 27, 2009)

1.6*	Amendment to By-law No. 1 (incorporated by reference from Exhibit 1.6 to Company’s Annual Report on Form 20-F for the year ended December 31, 2009, File No. 000-31815, filed with the Securities and Exchange Commission on March 26, 2010)

2.1*	Form of share certificate (incorporated by reference from Exhibit 2.1 to Company’s Annual Report on Form 20-F for the year ended December 31, 2009, File No. 000-31815, filed with the Securities and Exchange Commission on March 26, 2010)

2.2*	Warrant agreement dated as of January 14, 2010 between the Company and Mellon Investor Services LLC (including form of warrants) (incorporated by reference from Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on January 14, 2010)

4.1*	Stock Option Plan dated June 22, 2009 (incorporated by reference from Exhibit 4.1 to Old Hydrogenics’ Annual Report on Form 20-F, File No. 000-31815, filed with the Securities and Exchange Commission on June 30, 2009)

4.2*	Restricted Share Unit Plan dated June 22, 2009 (incorporated by reference from Exhibit 4.2 to Old Hydrogenics’ Annual Report on Form 20-F, File No. 000-31815, filed with the Securities and Exchange Commission on June 30, 2009)

4.3*	Deferred Share Unit Plan dated June 22, 2009 (incorporated by reference from Exhibit 4.3 to Old Hydrogenics’ Annual Report on Form 20-F, File No. 000-31815, filed with the Securities and Exchange Commission on June 30, 2009)

4.4*	Lease, dated August 19, 2010 by and between Jeffrey Louis Cooper and Hydrogenics (incorporated by reference from Exhibit 4.4 to Hydrogenics’ Annual Report on Form 20-F, File No. 000-31815, filed with the Securities and Exchange Commission on March 29, 2011)

Form 20-F	Page 89

Hydrogenics Corporation

4.5*	Securities Purchase Agreement dated January 11, 2010, among the Company, Iroquois Master Fund Ltd. and Alpha Capital Anstalt (incorporated by reference from Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on January 12, 2010)

4.6*	Settlement Agreement dated May 21, 2010 between the Company and Alpha Capital Anstalt (incorporated by reference from Exhibit 99.3 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on May 25, 2010)

4.7*	Settlement Agreement dated May 21, 2010 between the Company and Iroquois Master Fund Ltd. (incorporated by reference from Exhibit 99.4 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on May 25, 2010)

4.8*	Subscription Agreement, dated August 9, 2010, between CommScope, Inc. of North Carolina and the Company (incorporated by reference from Exhibit 99.2 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on August 10, 2010)+

4.9*	Intellectual Property Licence Agreement, dated August 12, 2010, between CommScope, Inc. of North Carolina and the Company (incorporated by reference from Exhibit 99.2 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on August 12, 2010),+ as amended by an amending agreement dated October 25, 2011 (incorporated by reference from Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on November 3, 2011)

4.10*	Corporate Alliance Agreement between General Motors Corporation and the Company, dated October 16, 2001 (incorporated by reference from Exhibit 4.27 to Old Hydrogenics’ Annual Report on Form 20-F, File No. 000-31815, filed with the Securities and Exchange Commission on June 26, 2002)

4.11*	Master Intellectual Property Agreement between General Motors Corporation and the Company, dated October 16, 2001 (incorporated by reference from Exhibit 4.28 to Old Hydrogenics’ Annual Report on Form 20-F, File No. 000-31815, filed with the Securities and Exchange Commission on June 26, 2002)

4.12*	Governance Agreement between General Motors Corporation and the Company, dated October 16, 2001 (incorporated by reference from Exhibit 2 to the Schedule 13D of General Motors Corporation, File No. 005-60857, filed with the Securities and Exchange Commission on October 25, 2001)

4.13*	Share Subscription Agreement between General Motors Corporation and the Company, dated October 16, 2001 (incorporated by reference from Exhibit 1 to the Schedule 13D of General Motors Corporation, File No. 005-60857, filed with the Securities and Exchange Commission on October 25, 2001)

4.14*	Escrow Agreement between General Motors Corporation and the Company, dated October 16, 2001 (incorporated by reference from Exhibit 4 to the Schedule 13D of General Motors Corporation, File No. 005-60857, filed with the Securities and Exchange Commission on October 25, 2001)

4.15*	Registration Rights Agreement between General Motors Corporation and the Company, dated October 16, 2001 (incorporated by reference from Exhibit 3 to the Schedule 13D of General Motors Corporation ,File No. 005-60857, filed with the Securities and Exchange Commission on October 25, 2001)

Form 20-F	Page 90

Hydrogenics Corporation

4.16	Loan Agreement between Her Majesty the Queen in Right of the Province of Ontario, as represented by the Minister of Economic Development and Trade and the Company, dated as of September 28, 2011, including the General Security Agreement attached as exhibit K thereto (incorporated by reference from Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on March 28, 2012)

4.17*	Amending Agreement No. 1 to the Loan Agreement between Her Majesty the Queen in Right of the Province of Ontario, as represented by the Minister of Economic Development and Trade and the Company, dated May 28, 2012 (incorporated by reference from Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on June 1, 2012)

4.18*	Amending Agreement No. 1 to the General Security Agreement between Her Majesty the Queen in Right of the Province of Ontario, as represented by the Minister of Economic Development and Trade and the Company, dated May 28, 2012 (incorporated by reference from Exhibit 99.2 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on June 1, 2012)

4.19*	Subscription Agreement between Enbridge Inc. and the Company, dated April 20, 2012 (incorporated by reference from Exhibit 99.2 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on April 30, 2012)

4.20*±	Joint Development Agreement between Enbridge Inc. and the Company, dated April 20, 2012 (incorporated by reference from Exhibit 99.3 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on April 30, 2012)

4.21	Definitive agreement between Kolon Water & Energy and the Company to create a joint venture dated June 23, 2014 (incorporated by reference from Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 000-31815, filed with the Securities and Exchange Commission on June 23, 2014)

4.22	Exclusive agreement between Alstom Transport and the Company, dated May 27, 2015 (incorporated by reference from Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K, No. 000-31815, filed with the Securities and Exchange Commission on May 27, 2015)

4.23	Loan Agreement between Cinnamon Investments Limited, Bridgecorp Canada, Origin Merchant Principals Fund LP and the Company, dated as of May 6, 2015 (incorporated by reference from Exhibit 99.3 to the Company’s Report of Foreign Private Issuer on Form 6-K, No. 000-31815, filed with the Securities and Exchange Commission on May 14, 2015)

4.24

Warrant Purchase Agreement between Cinnamon Investments Limited, Bridgecorp Canada, Origin Merchant Principals Fund LP and the Company, dated as of May 6, 2015 (incorporated by reference from Exhibit 99.2 to the Company’s Report of Foreign Private Issuer on Form 6-K, No. 000-31815, filed with the Securities and Exchange Commission on May 14, 2015)

4.25

Underwriting Agreement between Craig-Hallum Capital Group LLC and the Company, dated as of December 11, 2015 (incorporated by reference from Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K, No. 000-31815, filed with the Securities and Exchange Commission on December 11, 2015)

Form 20-F	Page 91

Hydrogenics Corporation

4.26

Loan Agreement between Export Development Canada and the Company, dated as of November 4, 2016 (incorporated by reference from Exhibit 99.2 to the Company’s Report of Foreign Private Issuer on Form 6-K, No. 000-31815, filed with the Securities and Exchange Commission on November 10, 2016)

4.27

Warrant Purchase Agreement between Export Development Canada and the Company, dated as of November 4, 2016 (incorporated by reference from Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K, No. 000-31815, filed with the Securities and Exchange Commission on November 10, 2016)

8.1	List of Significant Subsidiaries

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of PriceWaterhouseCoopers LLP

 *      Previously filed.

+       Portions of this exhibit have been omitted pursuant to a request for confidential treatment.

Form 20-F	Page 92