Form 40-F
period 2017-12-31
HYDROGENICS CORP
filed 2018-03-08
CIK 1119985

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________

FORM 40-F

(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2017	Commission file number: 000-31815

HYDROGENICS CORPORATION –

CORPORATION HYDROGÉNIQUE

(Exact name of registrant as specified in its charter)

Canada	2810	98-0644202
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number (if applicable))	(I.R.S. Employer Identification Number)

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

____________

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 15,436,879 Common Shares

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒     No   ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company Yes  ☐     No   ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Principal Documents

The following documents of Hydrogenics Corporation (the “Registrant” or the “Company”) are filed as exhibits to this annual report and are incorporated by reference herein:

•	the Registrant’s Annual Information Form for the year ended December 31, 2017
•	the Registrant’s Audited Consolidated Financial Statements for the years ended December 31, 2017 and 2016; and
•	the Registrant’s Management Discussion and Analysis for the year ended December 31, 2017.

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

Additional Disclosure

Certifications and Disclosure Regarding Controls and Procedures.

(a)	Certifications. See Exhibits 99.4 to 99.7 to this annual report on Form 40-F.

(b)	Disclosure Controls and Procedures. The required disclosure is included in Management’s Discussion and Analysis, which is incorporated herein by reference to Exhibit 99.2.

(c)	Management’s Annual Report on Internal Control Over Financial Reporting. The required disclosure is included in Management’s Discussion and Analysis, which is incorporated herein by reference to Exhibit 99.2.

(d)	Attestation Report of the Registered Public Accounting Firm. The attestation report of PricewaterhouseCoopers LLP is included in the Independent Audit Report included in the Registrant’s audited consolidated financial statements attached hereto as Exhibit 99.1 and is incorporated by reference herein.

(e)	Changes in Internal Control Over Financial Reporting. During the fiscal year ended December 31, 2017, there were no changes in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

Notices Pursuant to Regulation BTR.

None.

Identification of the Audit Committee and Audit Committee Financial Expert

The required disclosure is included in the Annual Information Form, under the heading “Audit Committee Matters”, which is incorporated herein by reference to Exhibit 99.3. The Audit Committee has at least one member, David C. Ferguson, who qualifies as an audit committee financial expert under applicable securities regulations.

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

Tabular Disclosure of Contractual Obligations

The following table lists, as of December 31, 2017, information with respect to our contractual obligations (dollar amounts are expressed in thousands of U.S. dollars):

		Less than			After
	Total	1 year	1-3 years	4-5 years	5 years
Long-term debt, including current portion	$15,019	$4,653	$7,243	$3,123	$–
Operating borrowings	1,200	1,200	–	–	–
Operating leases	4,649	1,164	1,616	836	1,033
Purchase obligations	12,071	12,062	9	–	–
Capital lease	44	6	26	12	–
Total contractual obligations	$32,983	$19,085	$8,894	$3,971	$1,033

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

MINE SAFETY DISCLOSURES

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities under the regulation of the Federal Mine Safety and Health Administration (“MSHA”) under the Federal Mine Safety and Health Act of 1977, as amended (the “Mine Act”). During the fiscal year ended December 31, 2017, the Registrant did not have any mines in the United States subject to regulation by MSHA under the Mine Act.

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

Date: March 8, 2018	HYDROGENICS CORPORATION -
CORPORATION HYDROGÉNIQUE

	By:	/s/ Robert Motz
Name: Robert Motz
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description
Annual Information
99.1	Hydrogenics Corporation Consolidated Financial Statements for the years ended December 31, 2017 and 2016
99.2	Hydrogenics Corporation Management’s Discussion and Analysis for the year ended December 31, 2017
99.3	Annual Information Form for Hydrogenics Corporation dated as of March 8, 2018
99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934
99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934
99.6	Section 1350 Certification of Chief Executive Officer
99.7	Section 1350 Certification of Chief Financial Officer
99.8	Consent of PricewaterhouseCoopers LLP