Form 40-F
period 2018-12-31
HYDROGENICS CORP
filed 2019-03-19
CIK 1119985

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________

FORM 40-F

(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2018 Commission file number: 000-31815

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

CT Corporation

28 Liberty St.

New York, New York 10005

(212) 894-8940

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

Yes  ☒    No   ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).

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

Principal Documents

The following documents of Hydrogenics Corporation (the “Registrant” or the “Company”) are filed as exhibits to this annual report and are incorporated by reference herein:

•	the Registrant’s Annual Information Form for the year ended December 31, 2018
•	the Registrant’s Audited Consolidated Financial Statements for the years ended December 31, 2018 and 2017; and
•	the Registrant’s Management’s Discussion and Analysis for the year ended December 31, 2018.

Forward Looking Statements

This report contains forward-looking statements concerning anticipated developments in the operations of the Company in future periods, planned development activities, the adequacy of the Company’s financial resources and other events or conditions that may occur in the future. Forward-looking statements are frequently, but not always, identified by words such as “estimates,” “projects,” “strategy,” “believes,” “anticipates,” “intends,” “expects,” “plans,” “predicts,” “may,” “should,” “will,” “could,” “seeks,” “continues,” “potential” and similar expressions, or the negative or other variations of these words, or other comparable words and phrases. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in the Annual Information Form incorporated by reference in this report.

The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update or revise such forward-looking statements to reflect new events or circumstances except as required by applicable law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

Additional Disclosure

Certifications and Disclosure Regarding Controls and Procedures.

(a)	Certifications. See Exhibits 99.4 to 99.7 to this annual report on Form 40-F.

(b)	Disclosure Controls and Procedures. The required disclosure is included in Management’s Discussion and Analysis, which is incorporated herein by reference to Exhibit 99.2.

(c)	Management’s Annual Report on Internal Control Over Financial Reporting. The required disclosure is included in Management’s Discussion and Analysis, which is incorporated herein by reference to Exhibit 99.2.

(d)	Attestation Report of the Registered Public Accounting Firm. The attestation report of PricewaterhouseCoopers LLP is included in the Independent Audit Report included in the Registrant’s audited consolidated financial statements attached hereto as Exhibit 99.1 and is incorporated by reference herein.

(e)	Changes in Internal Control Over Financial Reporting. During the fiscal year ended December 31, 2018, there were no changes in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

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

Off-Balance Sheet Arrangements

The required disclosure is included under the headings “Contractual Obligations” and “Contingent Off-Balance Sheet Arrangements” in Management’s Discussion and Analysis, which is incorporated herein by reference to Exhibit 99.2. The information pertaining to the Registrant’s indemnification arrangements contained in the Annual Information Form, under the heading “Material Contracts”, is also incorporated herein by reference to Exhibit 99.3.

Tabular Disclosure of Contractual Obligations

The following table lists, as of December 31, 2018, information with respect to our contractual obligations (dollar amounts are expressed in thousands of U.S. dollars):

		Less than			After
	Total	1 year	1-3 years	4-5 years	5 years
Long-term debt[1], including current portion	$10,225	$3,753	$6,472	$-	$-
Operating leases	3,934	1,088	1,608	678	560
Purchase obligations	14,145	13,982	163	-	-
Capital lease	33	7	21	5	-
Total contractual obligations[2,3]	$28,337	$18,830	$8,264	$683	$560

1.	Represents the undiscounted amounts payable.
2.	The table excludes the DSU liability of $730 included in our current liabilities, which are only settled once a director resigns.
3.	The table excludes the warrants liability of $11 included in financial liabilities.

The additional required disclosure is included under the heading “Contractual Obligations” and “Contingent Off-Balance Sheet Arrangements” in Management’s Discussion and Analysis, which is incorporated herein by reference to Exhibit 99.2.

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

Independent Director Requirements. Nasdaq Rule 5605(b) requires a majority of independent directors on the Board of Directors and that the independent directors convene regularly scheduled meetings at least twice a year at which only independent directors are present. The CBCA requires a “distributing corporation” to have at least two directors who are not officers or employees of the corporation or its affiliates. There are seven members of our Board. Five of the Company’s directors are “independent.” The Board’s determination as to each director’s independence is made with reference to definitions under applicable securities laws and stock exchange regulations. In order to facilitate open and candid discussions among independent directors, independent directors may meet at the end of each regularly scheduled Board meeting, in an in-camera session without the non-independent members. From time to time, the independent directors will have a special meeting with only independent directors. In addition, we believe the fact that our Audit Committee and Human Resources and Corporate Governance Committee are both composed entirely of independent directors facilitates the Board’s exercise of independent judgment. The Human Resources and Corporate Governance Committee has oversight over executive compensation and director nominations.

Compensation Committee Independence. Nasdaq Marketplace Rule 5605(d)(3)(D) provides that a listed issuer’s compensation committee may select, or receive advice from, a compensation consultant, legal counsel or other adviser only after taking into account certain independence factors. We follow applicable Canadian laws with respect to compensation consultants, legal counsel and other advisers to our Human Resources and Corporate Governance Committee. Applicable Canadian securities legislation does not specifically require us to consider potential conflicts of interest on the part of compensation consultants, legal counsel and other advisers to the compensation committee, but best practices dictate that we disclose any such conflicts in our management proxy circular.

MINE SAFETY DISCLOSURES

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities under the regulation of the Federal Mine Safety and Health Administration (“MSHA”) under the Federal Mine Safety and Health Act of 1977, as amended (the “Mine Act”). During the fiscal year ended December 31, 2018, the Registrant did not have any mines in the United States subject to regulation by MSHA under the Mine Act.

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

Date: March 19, 2019	HYDROGENICS CORPORATION -
CORPORATION HYDROGÉNIQUE

	By:	/s/ Marc Beisheim
Name: Marc Beisheim
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description
Annual Information
99.1	Hydrogenics Corporation Consolidated Financial Statements for the years ended December 31, 2018 and 2017
99.2	Hydrogenics Corporation Management’s Discussion and Analysis for the year ended December 31, 2018
99.3	Annual Information Form for Hydrogenics Corporation dated as of March 19, 2019
99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934
99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934
99.6	Section 1350 Certification of Chief Executive Officer
99.7	Section 1350 Certification of Chief Financial Officer
99.8	Consent of PricewaterhouseCoopers LLP